Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197406

To our Shareholders:

You are cordially invited to attend a special meeting of the shareholders of Medtronic, Inc. to be held on January 6, 2015 at 8:00 a.m. local time, at the Hyatt Regency, 1300 Nicollet Mall, Minneapolis, MN 55403.

As previously announced, on June 15, 2014, Medtronic entered into a Transaction Agreement with Covidien plc to acquire Covidien through the formation of a new holding company incorporated in Ireland that will be renamed Medtronic plc, which is referred to as New Medtronic. The acquisition of Covidien will be effected by means of a “scheme of arrangement” under Irish law, subject to the approval of the Irish High Court and Covidien shareholders. As consideration for the acquisition, Covidien shareholders will receive $35.19 in cash and 0.956 of a New Medtronic ordinary share for each Covidien share.

In connection with the acquisition, Aviation Merger Sub, LLC (“MergerSub”), a Minnesota limited liability company, will merge with and into Medtronic, with Medtronic as the surviving corporation in the merger. Medtronic shareholders will receive one ordinary share of New Medtronic from or at the direction of MergerSub for each Medtronic share held by them at closing.

Upon completion of such acquisition and merger, based on the number of Medtronic and Covidien shares outstanding as of November 18, 2014, the former shareholders of Medtronic are expected to own approximately 70%, and the former shareholders of Covidien are expected to own approximately 30%, of the outstanding ordinary shares of New Medtronic. The exchange of Medtronic shares for New Medtronic ordinary shares and cash in lieu of fractional shares will be a taxable transaction to Medtronic shareholders. The New Medtronic ordinary shares are expected to be listed on the New York Stock Exchange under the symbol “MDT.” Based on the number of Medtronic and Covidien shares outstanding as of the record date, the total number of New Medtronic ordinary shares that are expected to be issued in connection with the acquisition and the merger is approximately 1.4 billion.

We urge all Medtronic shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 40 of the accompanying joint proxy statement/prospectus.

Medtronic is holding a special meeting of shareholders to seek your approval to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic. You are also being asked to vote at the special meeting on proposals relating to the creation of “distributable reserves,” which are required under Irish law in order for New Medtronic to, among other things, be able to pay dividends following completion of the transaction, as well as the non-binding, advisory approval of specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction and certain adjournments of the special meeting; however, the acquisition is not conditioned on approval of these proposals.

Your proxy is being solicited by the board of directors of Medtronic. After careful consideration, the Medtronic board of directors has unanimously approved the Transaction Agreement and determined that the entry into the Transaction Agreement and the merger are fair and in the best interest of Medtronic and its shareholders. The Medtronic board of directors recommends unanimously that you vote “FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic and “FOR” the other proposals described in the accompanying joint proxy statement/prospectus. In considering the recommendation of the board of directors of Medtronic, you should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.” Your vote is very important. Please vote as soon as possible whether or not you plan to attend the special meeting by following the instructions in the accompanying joint proxy statement/prospectus.

On behalf of the Medtronic board of directors, thank you for your consideration and continued support.

Very truly yours,

Omar Ishrak
Chairman and Chief Executive Officer
Medtronic, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this document.

The accompanying joint proxy statement/prospectus is dated November 20, 2014, and is first being mailed to shareholders of Medtronic on or about November 21, 2014.

ADDITIONAL INFORMATION

If you have questions about the transaction or the special meeting, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy card or any documents incorporated by reference in the joint proxy statement/prospectus, you may contact the contact listed below. You will not be charged for any of the documents you request.

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

(866) 257-5415

(781) 575-2137 (International)

Medtronic@Georgeson.com

If you would like to request documents, please do so by December 29, 2014, in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 403 of the accompanying joint proxy statement/prospectus.

COVIDIEN PLC

20 On Hatch, Lower Hatch Street,

Dublin 2, Ireland

To our Shareholders:

You are cordially invited to attend two special meetings of the shareholders of Covidien plc, which is referred to as Covidien. The first, the special Court-ordered meeting, is to be held on January 6, 2015 at 10:00 a.m. local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, and the second, the extraordinary general meeting of shareholders, referred to as the EGM, is to be held on January 6, 2015 at 10:15 a.m. local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, or, if later, as soon as possible after the conclusion or adjournment of the special Court-ordered meeting.

As previously announced, on June 15, 2014, Covidien entered into a transaction agreement with Medtronic, Inc., which is referred to as Medtronic, pursuant to which Medtronic will acquire Covidien through the formation of a new holding company incorporated in Ireland, which is referred to as New Medtronic. The acquisition of Covidien will be effected by means of a “scheme of arrangement” under Irish law.

As consideration for the acquisition, Covidien shareholders will receive $35.19 in cash and 0.956 of a New Medtronic ordinary share for each Covidien share that they own. Immediately following and conditioned on the consummation of the acquisition, Aviation Merger Sub, LLC, a Minnesota limited liability company, will merge with and into Medtronic, with Medtronic as the surviving corporation in the merger. Each share of Medtronic common stock then issued and outstanding will be cancelled and automatically converted into the right to receive one New Medtronic ordinary share. Upon completion of such acquisition and merger, based on the number of Medtronic and Covidien shares outstanding as of November 18, 2014, the former shareholders of Medtronic are expected to own approximately 70%, and the former shareholders of Covidien are expected to own approximately 30%, of the outstanding ordinary shares of New Medtronic. The receipt of New Medtronic ordinary shares and cash for Covidien ordinary shares will be a taxable transaction to Covidien shareholders for U.S. federal income tax purposes.

You are being asked to vote on a proposal to approve the scheme at both special meetings, as well as three additional proposals being presented at the EGM that shareholders must approve in order to properly implement the scheme. You are also being asked to vote at the EGM on proposals relating to the creation of “distributable reserves,” which are required under Irish law in order for New Medtronic to, among other things, be able to pay dividends following completion of the transaction, as well as the non-binding, advisory approval of specified compensatory arrangements between Covidien and its named executive officers relating to the transaction; however, the acquisition is not conditioned on approval of these proposals. The scheme also is subject to approval by the Irish High Court. More information about the transaction and the proposals is contained in the accompanying joint proxy statement/prospectus. We urge all Covidien shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 40 of the accompanying joint proxy statement/prospectus.

Your proxy is being solicited by the board of directors of Covidien. After careful consideration, the board of directors of Covidien has unanimously determined that the transaction agreement and the transactions contemplated by the transaction agreement, including the scheme, are fair to and in the best interests of Covidien and its shareholders and that the terms of the scheme are fair and reasonable. The Covidien board recommends unanimously that you vote “FOR” all proposals. In considering the recommendation of the Covidien board, you should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. Your vote is very important. Please vote as soon as possible, whether or not you plan to attend the special meetings, by following the instructions in the accompanying joint proxy statement/prospectus.

On behalf of the Covidien board of directors, thank you for your consideration and continued support.

Very truly yours,

José E. Almeida

Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transaction or determined if the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying joint proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (as amended) or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this document.

The accompanying joint proxy statement/prospectus is dated November 20, 2014, and is first being mailed to shareholders of Covidien on or about November 21, 2014.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Covidien from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the joint proxy statement/prospectus by requesting them in writing or by telephone from Covidien at the following address, email or telephone number:

Covidien

15 Hampshire Street

Mansfield, MA 02048

(508) 452-4650

investor.relations@covidien.com

www.covidien.com. “Investor Relations” tab

In addition, if you have questions about the transaction or the special meetings, or if you need to obtain copies of the accompanying joint proxy statement/prospectus, proxy cards, or any documents incorporated by reference in the joint proxy statement/prospectus, you may contact the contact listed below. You will not be charged for any of the documents you request.

D.F. King and Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

(800) 488-8035 (toll free)

(212) 269-5550 (banks and brokers collect)

If you would like to request documents, please do so by December 29, 2014, in order to receive them before the special meetings.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 403 of the accompanying joint proxy statement/prospectus.

MEDTRONIC

Medtronic World Headquarters

Minneapolis, Minnesota 55432

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time:	8:00 a.m. local time

Date:	January 6, 2015

Place:	Hyatt Regency, 1300 Nicollet Mall, Minneapolis, MN 55403

Purpose:

(1) To adopt the plan of merger contained in the Transaction Agreement, dated as of June 15, 2014, among Medtronic, Covidien plc, Medtronic Holdings Limited (formerly known as Kalani I Limited), referred to in the accompanying joint proxy statement/prospectus as “New Medtronic,” Makani II Limited (“IrSub”), Aviation Acquisition Co., Inc. (“U.S. AcquisitionCo”) and Aviation Merger Sub, LLC (“MergerSub”) and approve the revised memorandum and articles of association of New Medtronic;

(2) To approve the reduction of the share premium account of New Medtronic to allow for the creation of distributable reserves of New Medtronic, which are required under Irish law in order to allow New Medtronic to make distributions and to pay dividends and repurchase or redeem shares following completion of the transaction;

(3) To consider and vote upon, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction; and

(4) To approve adjournments of the Medtronic special meeting to another time or place if necessary or appropriate in order (i) to solicit additional proxies if there are insufficient votes at the time of the Medtronic special meeting to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, (ii) to provide to Medtronic shareholders in advance of the special meeting any supplement or amendment to the joint proxy statement/prospectus or (iii) to disseminate any other information which is material to the Medtronic shareholders voting at the special meeting.

The enclosed joint proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the Transaction Agreement and includes a copy of the Transaction Agreement as Annex A and the conditions of the acquisition of Covidien plc and the related scheme of arrangement as Annex B. Please read these documents carefully before deciding how to vote.

Record Date:	The record date for the Medtronic special meeting has been fixed as 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014. Medtronic shareholders of record at that time are entitled to vote at the Medtronic special meeting.

More information about the transaction and the proposals is contained in the accompanying joint proxy statement/prospectus. We urge all Medtronic shareholders to read the accompanying joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying joint proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 40 of the accompanying joint proxy statement/prospectus.

The Medtronic board of directors recommends unanimously that Medtronic shareholders vote “FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, “FOR” the proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves, “FOR” the approval, on a non-binding, advisory basis, of specified compensatory arrangements between Medtronic and its named executive officers and “FOR” the Medtronic adjournment proposal.

By order of the Board of Directors

Bradley E. Lerman
Senior Vice President, General Counsel and Corporate Secretary
November 20, 2014

YOUR VOTE IS IMPORTANT

If you are a record holder, you may vote your shares by using a toll-free telephone number or electronically over the internet as described on the enclosed proxy card. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may mark, sign, date and mail your proxy card in the postage-paid envelope provided. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them how to vote such shares. The method by which you vote does not limit your right to vote in person at the special meeting. We strongly encourage you to vote.

COVIDIEN PLC

20 On Hatch, Lower Hatch Street,

Dublin 2, Ireland

NOTICE OF COURT MEETING OF SHAREHOLDERS

NOTICE OF COURT MEETING

IN THE HIGH COURT No. 2014/515 COS

IN THE MATTER OF COVIDIEN PLC

– and –

IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2013

NOTICE IS HEREBY GIVEN that by an Order dated November 17, 2014 made in the above matters, the Irish High Court has directed a meeting (the “Court Meeting”) to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement which is included in the document of which this Notice forms a part) of Covidien plc (“Covidien”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between Covidien and the holders of the Scheme Shares (and that such meeting will be held at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, on January 6, 2015, at 10:00 a.m (local time)), at which place and time all holders of the Scheme Shares entitled to vote thereat are invited to attend.

A copy of the scheme of arrangement and a copy of the explanatory statement required to be furnished pursuant to Section 202 of the Companies Act 1963 are included in the document of which this Notice forms a part.

Scheme Shareholders (as defined in the proposed scheme of arrangement which is included in the document of which this Notice forms a part) may vote in person at the Court Meeting or they may appoint another person, whether a member of Covidien or not, as their proxy to attend, speak and vote in their stead. A form of proxy card for use at the Court Meeting is enclosed with this Notice. Completion and return of a proxy card will not preclude a Scheme Shareholder from attending and voting in person at the Court Meeting, or any adjournment thereof, if that shareholder wishes to do so. Any alteration to the form of proxy card must be initialed by the person who signs it.

It is requested that proxy cards duly completed and signed, together with any power of attorney, if any, under which it is signed, be lodged with Covidien’s inspector of election, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, New York 11717, no later than 11:59 p.m. (Eastern Time in the U.S.) on the day before the Court Meeting but, if forms are not so lodged, they may be handed to the Chairman of the Court Meeting before the start of the Court Meeting and will still be valid.

Scheme Shareholders may also submit a proxy or proxies via the internet by accessing the inspector of election’s website (www.proxyvote.com) or vote by telephone (+1-800-690-6903) anytime up to 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the Court Meeting.

In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of Covidien in respect of the joint holding.

Entitlement to attend and vote at the meeting, or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of Covidien as of 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014, which is referred to as the “Voting Record Time.” In each case, changes to the register of members of Covidien after such time shall be disregarded for the purposes of being entitled to vote.

If a proxy card is properly executed and returned to Covidien’s inspector of election, it will be voted in the manner directed by the shareholder executing it, or if no directions are given, will be voted at the discretion of the Chairman of the Court Meeting or any other person duly appointed as proxy by the shareholder.

In the case of a corporation, a proxy card must be either under its Common Seal or under the hand of an officer or attorney, duly authorized.

By the said Order, the Irish High Court has appointed José E. Almeida or, in his absence, such director of Covidien as the Board of Directors of Covidien may determine, or in their absence, such officer of Covidien as the Board of the Directors of Covidien may determine, to act as Chairman of the Court Meeting and has directed that such Chairman report the result of the Court Meeting to the Irish High Court.

Subject to the approval of the resolution proposed at the meeting convened by this notice, the requisite resolutions to be proposed at the extraordinary general meeting of Covidien convened for January 6, 2015 and the satisfaction of the other conditions to the completion of the scheme of arrangement, it is anticipated that the Irish High Court will order that the hearing of the petition to sanction the said scheme of arrangement will take place as soon thereafter as practicable.

Terms shall have the same meaning in this Notice as they have in the joint proxy statement/prospectus accompanying this Notice.

The said scheme of arrangement will be subject to the subsequent sanction of the Irish High Court.

Issued Shares and Total Voting Rights

The total number of issued Scheme Shares held by Scheme Shareholders as of the Voting Record Time (as defined in the proposed scheme of arrangement which is included in the document of which this Notice forms a part) entitled to vote at the Court Meeting is 452,731,347. The resolution at the Court Meeting will be decided on a poll. Every holder of a Covidien ordinary share as of the Voting Record Time will have one vote for every Covidien ordinary share carrying voting rights of which he, she or it is the holder. A holder of a Covidien ordinary share as of the Voting Record Time (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority in number of the shareholders of record of Covidien ordinary shares as of the Voting Record Time voting on the proposal representing at least 75 percent in value of the Scheme Shares held by such holders voting in person or by proxy at the Court Meeting.

YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE COURT MEETING (WHETHER IN PERSON OR BY PROXY) SO THAT THE IRISH HIGH COURT CAN BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF COVIDIEN SHAREHOLDER OPINION. TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE POSTAGE PREPAID ENVELOPE ENCLOSED FOR THAT PURPOSE OR BY INTERNET OR TELEPHONE IN THE MANNER PROVIDED ABOVE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU HAVE APPOINTED A PROXY.

Dated November 20, 2014

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2

Ireland

Solicitors for Covidien

COVIDIEN PLC

20 On Hatch, Lower Hatch Street,

Dublin 2, Ireland

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF COVIDIEN PLC

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (“EGM”) of Covidien plc (the “Company” or “Covidien”) will be held at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, on January 6, 2015 at 10:15 a.m. (local time) (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting (as defined in the scheme of arrangement which is included in the document of which this Notice forms a part)) for the purpose of considering and, if thought fit, passing the following resolutions of which Resolutions 1, 3, 5 and 6 will be proposed as ordinary resolutions and Resolutions 2 and 4 as special resolutions:

1.	Ordinary Resolution: To Approve the Scheme of Arrangement

That, subject to the approval by the requisite majorities of the Scheme of Arrangement (as defined in the document of which this notice forms a part) at the Court Meeting, the Scheme of Arrangement (a copy of which has been produced to this meeting and for the purposes of identification signed by the Chairman thereof) in its original form or with or subject to any modification, addition or condition approved or imposed by the Irish High Court be approved and the directors of Covidien be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme of Arrangement into effect.

2.	Special Resolution: Cancellation of Covidien Shares Pursuant to the Scheme of Arrangement

That, subject to the passing of Resolution 1 (above) and to the confirmation of the Irish High Court pursuant to Section 72 of the Companies Act 1963 and pursuant to Article 25 of Covidien’s articles of association, the issued capital of Covidien be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme of Arrangement) but without thereby reducing the authorised share capital of Covidien.

3.	Ordinary Resolution: Directors’ Authority to Allot Securities and Application of Reserves

That, subject to the passing of Resolutions 1 and 2 above:

(i)	the directors of Covidien be and are hereby generally authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act 1983 to give effect to this resolution and accordingly to effect the allotment of the New Covidien Shares (as defined in the Scheme of Arrangement) referred to in paragraph (ii) below; provided that (a) this authority shall expire on December 31, 2015, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal value of the Cancellation Shares and (c) this authority shall be without prejudice to any other authority under the said Section 20 previously granted before the date on which this resolution is passed; and

(ii)

forthwith upon the reduction of capital referred to in Resolution 2 above taking effect, the reserve credit arising in the books of account of Covidien as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par such number of new Covidien Shares as shall be equal to the aggregate of the number of Cancellation Shares cancelled pursuant to Resolution 2 above, such new Covidien Shares to be allotted and issued to Medtronic Holdings Limited, incorporated in Ireland (company number 545333) (“New Medtronic”), and Makani II Limited, incorporated in Ireland (company number 545354) (“IrSub”), and/or their nominee(s) in the manner described in the Scheme of Arrangement, credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

4.	Special Resolution: Amendment to Articles

That, subject to the Scheme becoming effective, the articles of association of Covidien be amended by adding the following new Article 130:

130. Scheme of Arrangement

(a)	In these articles, the “Scheme” means the scheme of arrangement dated November 20, 2014 between the Company and the holders of the scheme shares (which comprise the ordinary shares of the Company that are cancelled or transferred under the Scheme) (the “Scheme Shares”) under Section 201 of the Companies Act 1963 in its original form or with or subject to any modification, addition or condition approved or imposed by the Irish High Court and expressions defined in the Scheme and (if not so defined) in the document containing the explanatory statement circulated with the Scheme under Section 202 of the Companies Act 1963 shall have the same meanings in this Article 130.

(b)	Notwithstanding any other provision of these articles, if the Company allots and issues any ordinary shares (other than to Medtronic plc, incorporated in Ireland (company number 545333) (“New Medtronic”), or Makani II Limited, incorporated in Ireland (company number 545354) (“IrSub”), or their nominee(s) (holding on bare trust for New Medtronic and/or IrSub)) on or after 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014 and prior to 10:00 p.m. (Irish time) on the day before the date on which the Scheme becomes effective (the “Scheme Record Time”), such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.

(c)	Notwithstanding any other provision of these articles, if any new ordinary shares of the Company are allotted or issued to any person (a “new member”) (other than under the Scheme or to New Medtronic or any subsidiary undertaking of New Medtronic, including IrSub, or anyone acting on behalf of New Medtronic (holding on bare trust for New Medtronic and/or IrSub) at or after the Scheme Record Time, the new member shall, provided the Scheme has become effective, have such shares transferred immediately, free of all encumbrances, to New Medtronic or to IrSub and/or their nominee(s) (holding on bare trust for New Medtronic and/or IrSub) as New Medtronic and/or IrSub may direct in consideration of and conditional on the payment by New Medtronic and IrSub to the new member of the consideration to which the new member would have been entitled under the terms of the Scheme had such shares transferred to New Medtronic and IrSub hereunder been Scheme Shares, such new ordinary shares of the Company to rank pari passu in all respects with all other ordinary shares of the Company for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such new ordinary shares of the Company is executed.

(d)

In order to give effect to any such transfer required by this article 130, the Company may appoint any person to execute and deliver a form of transfer on behalf of, or as attorney for, the new member in favor of New Medtronic or IrSub and/or their nominee(s) (holding on bare trust for New Medtronic and/or IrSub). Pending the registration of New Medtronic or IrSub as a holder of any share to be transferred under this article 130, the new member shall not be entitled to exercise any rights attaching to any such share unless so agreed by New Medtronic and IrSub and New Medtronic shall be irrevocably empowered to appoint a person nominated by the directors of New Medtronic to act as attorney on behalf of any holder of that share in accordance with any directions New Medtronic and/or IrSub gives in relation to any dealings with or disposal of that share (or any interest in it), exercising any rights attached to it or receiving any distribution or other benefit accruing or payable in respect of it and any holders of that share must exercise all rights attaching to it in accordance with the directions of New Medtronic and/or IrSub. The Company shall not be obliged to issue a certificate to the new member for any such share.

5.	Ordinary Resolution: Creation of Distributable Reserves of New Medtronic

That the reduction of the share premium account of New Medtronic resulting from the issuance of New Medtronic Shares (as defined in the Scheme of Arrangement) pursuant to (i) the Scheme of Arrangement and (ii) a subscription for New Medtronic Shares by Aviation Merger Sub, LLC prior to the merger, in order to create distributable reserves of New Medtronic be approved.

6.	Ordinary Resolution (non-binding, advisory): Approval of Specified Compensatory Arrangements between Covidien and its Named Executive Officers

That, on a non-binding, advisory basis, specified compensatory arrangements between Covidien and its named executive officers relating to the transaction (as more particularly described in the section of the accompanying joint proxy statement/prospectus captioned “Interests of Certain Persons in the Transaction—Covidien”) be approved.

By order of the Board	Covidien plc
Company Secretary	20 On Hatch, Lower Hatch Street,
Dublin 2, Ireland

John W. Kapples

Dated: November 20, 2014

Note:

1. A member is entitled to attend and vote at the EGM or is entitled to appoint a proxy to attend, speak and vote in his or her place. A proxy need not be a member of Covidien.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the transaction and the special meetings. These questions and answers only highlight some of the information contained in this joint proxy statement/prospectus. They may not contain all the information that is important to you. You should read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this joint proxy statement/prospectus, to understand fully the proposed transactions and the voting procedures for the special meetings. See “Where You Can Find More Information” beginning on page 403. Unless otherwise specified, all references in this joint proxy statement/prospectus to “Medtronic” refer to Medtronic, Inc., a Minnesota corporation; all references in this joint proxy statement/prospectus to “Covidien” refer to Covidien public limited company, a public limited company incorporated in Ireland; all references in this joint proxy statement/prospectus to “New Medtronic” refer to Medtronic Holdings Limited (formerly known as Kalani I Limited), a private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed Medtronic plc at or prior to the completion of the transaction; all references in this joint proxy statement/prospectus to “IrSub” refer to Makani II Limited, a private limited company incorporated in Ireland; all references in this joint proxy statement/prospectus to “U.S. AcquisitionCo” refer to Aviation Acquisition Co., Inc., a Minnesota corporation; all references in this joint proxy statement/prospectus to “MergerSub” refer to Aviation Merger Sub, LLC, a Minnesota limited liability company; all references to the “Transaction Agreement” refer to the Transaction Agreement, dated as of June 15, 2014, by and among Medtronic, Covidien, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub, a copy of which is included as Annex A to this joint proxy statement/prospectus; all references to the “conditions appendix” refer to the conditions to the acquisition and the scheme, a copy of which is included as Annex B to this joint proxy statement/prospectus; and all references to the “expenses reimbursement agreement” refer to the Expenses Reimbursement Agreement, dated as of June 15, 2014, by and between Medtronic and Covidien, which is included as Annex C to this joint proxy statement/prospectus. Unless otherwise indicated, all references to “dollars” or “$” in this joint proxy statement/prospectus are references to U.S. dollars. If you are in any doubt about this transaction you should consult an independent financial advisor who, if you are taking advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (No’s 1 to 3) 2007 (as amended).

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	Medtronic, Covidien, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub have entered into the Transaction Agreement, pursuant to which New Medtronic will acquire Covidien by means of a “scheme of arrangement,” or “scheme,” which is referred to in this joint proxy statement/prospectus as the “acquisition,” and, immediately following and conditioned on the consummation of the acquisition, MergerSub will be merged with and into Medtronic, which is referred to in this joint proxy statement/prospectus as the “merger,” with Medtronic surviving the merger as a wholly owned indirect subsidiary of New Medtronic.

Medtronic is holding a special meeting of shareholders in order to obtain shareholder approval to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, as described in this joint proxy statement/prospectus.

Covidien is convening a special Court-ordered meeting of its shareholders in order to obtain shareholder approval of the scheme of arrangement, which is referred to herein as the “special Court-ordered meeting.” If Covidien obtains the necessary shareholder approval of the scheme of arrangement at the special Court-ordered meeting, as soon as possible after the conclusion or adjournment of that meeting Covidien will convene an extraordinary general meeting, or the “EGM,” in order to obtain shareholder approval of the resolutions necessary to implement the scheme of arrangement and related resolutions. The Covidien special Court-ordered meeting and the EGM are referred to herein collectively as the Covidien “special meetings.”

We will be unable to complete the merger and the acquisition unless the requisite Medtronic and Covidien shareholder approvals described above are obtained at the respective special meetings. However, as described below, the merger and the acquisition are not conditioned on approval of certain additional matters being presented at the Medtronic special meeting and the Covidien EGM.

The acquisition, the merger and the other transactions contemplated by the Transaction Agreement to occur at completion are referred to collectively in this joint proxy statement/prospectus as the “transaction.”

We have included in this joint proxy statement/prospectus important information about the merger, the acquisition, the Transaction Agreement (a copy of which is attached as Annex A), the conditions appendix (a copy of which is attached as Annex B), the expenses reimbursement agreement (a copy of which is attached as Annex C), the Medtronic special meeting and the Covidien special meetings. You should read this information carefully and in its entirety. If you are a record holder, the enclosed voting materials allow you to vote your shares without attending the applicable special meeting by granting a proxy or voting your shares by mail, telephone or over the internet. If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them how to vote such shares.

Q:	When and where will the Medtronic and Covidien special meetings be held?

A:	The Medtronic special meeting will be held at the Hyatt Regency, 1300 Nicollet Mall, Minneapolis, MN 55403, on January 6, 2015, at 8:00 a.m., local time.

The Covidien special Court-ordered meeting will be convened at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, on January 6, 2015, at 10:00 a.m., local time.

The Covidien EGM will be convened at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, on January 6, 2015, at 10:15 a.m., local time or, if later, as soon as possible after the conclusion of the Covidien special Court-ordered meeting.

Q:	What will the Medtronic shareholders receive as consideration in the transaction?

A:	Upon the effective time of the merger, each Medtronic common share issued and outstanding immediately prior to the merger will be cancelled and will automatically be converted into the right to receive one New Medtronic ordinary share from or at the direction of MergerSub. The one-for-one exchange ratio is fixed, and, as a result, the number of New Medtronic ordinary shares received by the Medtronic shareholders in the transaction will not fluctuate up or down based on the market price of the Medtronic common shares or the Covidien ordinary shares prior to the transaction. It is expected that the New Medtronic ordinary shares will be listed on the New York Stock Exchange (“NYSE”) under the symbol “MDT.” Following the consummation of the transaction, the Medtronic common shares will be delisted from the NYSE.

Since Irish law does not recognize fractional shares held of record, New Medtronic will not issue any fractions of New Medtronic ordinary shares to Medtronic shareholders in the transaction. Instead, the total number of New Medtronic ordinary shares that any Medtronic shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Medtronic ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Medtronic shareholders whose fractional entitlements have been sold.

Q:	What will the Covidien shareholders receive as consideration in the transaction?

A:	Upon the completion of the transaction, the holder of each Covidien ordinary share issued and outstanding immediately prior to completion of the acquisition (other than certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the transaction) will be entitled to receive (i) $35.19 in cash and (ii) 0.956 of a New Medtronic ordinary share, which, collectively, is referred to in this joint proxy statement/prospectus as the “scheme consideration.” The exchange ratio is fixed, and, as a result, neither the cash amount nor the number of New Medtronic ordinary shares received by the Covidien shareholders in the transaction will fluctuate up or down based on the market price of the Medtronic common shares or the Covidien ordinary shares prior to the transaction.

It is expected that the New Medtronic ordinary shares will be listed on the NYSE under the symbol “MDT.” Following the consummation of the transaction, Covidien ordinary shares will be delisted from the NYSE.

Since Irish law does not recognize fractional shares held of record, New Medtronic will not issue any fractions of New Medtronic ordinary shares to Covidien shareholders in the transaction. Instead, the total number of New Medtronic ordinary shares that any Covidien shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Medtronic ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Covidien shareholders whose fractional entitlements have been sold.

Q:	What proposals are being voted on at the Medtronic special meeting and what shareholder vote is required to approve those proposals?

A:	(1) Proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic: The affirmative vote of holders of a majority of the Medtronic common shares outstanding on the record date.

Abstentions, failures to vote and broker non-votes will have the same effect as a vote against proposal 1.

(2) Proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves: The affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, at the special meeting.

(3) Proposal to consider and vote upon, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers: The affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, at the special meeting. This proposal is advisory and therefore not binding on the Medtronic board of directors.

(4) Proposal to adjourn the Medtronic special meeting to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Medtronic special meeting to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, (ii) to provide to the Medtronic shareholders in advance of the special meeting any supplement or amendment to the joint proxy statement/prospectus or (iii) to disseminate any other information which is material to the Medtronic shareholders voting at the special meeting, referred to as the “Medtronic adjournment proposal”: The affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, at the special meeting.

With respect to each of proposals 2, 3 and 4, abstentions and failures to vote shares that are represented, in person or by proxy authorized to vote on the particular proposal, at the special meeting will have the same effect as a vote against such proposal. Broker non-votes will have no effect on proposals 2, 3 or 4.

The merger and the acquisition are not conditioned on approval of proposals 2, 3 or 4.

As of the Medtronic record date, directors and executive officers of Medtronic and their affiliates owned and were entitled to vote 424,493 Medtronic common shares, representing approximately 0.04% percent of the Medtronic common shares outstanding on that date. It is expected that the Medtronic directors and executive officers who are shareholders of Medtronic will vote “FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, “FOR” the proposal to create distributable reserves of New Medtronic, “FOR” the proposal to approve, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction and “FOR” the Medtronic adjournment proposal, although none of them has entered into any agreement requiring them to do so.

Q:	What proposals are being voted on at the Covidien special meetings and what shareholder vote is required to approve those proposals?

A:	Covidien Special Court-Ordered Meeting

Covidien shareholders are being asked to vote on a proposal to approve the scheme at both the Covidien special Court-ordered meeting and at the Covidien EGM. The vote required for such proposal is different at each of the meetings, however. As set out in full under the section entitled “Part 2—Explanatory Statement—Consents and Meetings,” the approval required at the special Court-ordered meeting is a majority in number of the Covidien shareholders of record casting votes on the proposal representing three-fourths (75 percent) or more in value of the Covidien ordinary shares held by such holders, present and voting either in person or by proxy.

Because the vote required to approve the proposal at the Covidien special Court-ordered meeting is based on votes properly cast at the meeting, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on such proposal.

The merger and the acquisition are conditioned on approval of the scheme at the Covidien special Court-ordered meeting.

Covidien Extraordinary General Meeting

Set forth below is a table summarizing certain information with respect to the Resolutions to be voted on at the EGM:

EGM Resolution #	Resolution	Ordinary or Special Resolution?	Transaction Conditioned on Approval of Resolution?
1	Approve the scheme of arrangement and authorize the directors of Covidien to take all such actions as they consider necessary or appropriate for carrying the scheme of arrangement into effect.	Ordinary	Yes

2	Approve the cancellation of any Covidien ordinary shares in issue before 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme.	Special	Yes

3	Authorize the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic, IrSub and/or their nominee(s) in connection with effecting the scheme.	Ordinary	Yes

4	Amend the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic, IrSub and/or their nominee(s) for the scheme consideration.	Special	Yes

5	Approve the reduction of the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic.	Ordinary	No

6	Approve, on a non-binding, advisory basis, specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.	Ordinary	No

By way of further explanation:

•

EGM resolution 2 is required because under Irish law a reduction of share capital (including a cancellation of shares as part of a scheme of arrangement that will occur as part of the transaction) requires prior authorization of shareholders by way of a special resolution;

•	EGM resolution 3 is required because, under Irish law, Covidien’s directors must have sufficient authority from shareholders to implement the issuance of new Covidien shares to New Medtronic, IrSub and/or their nominees, as will occur as part of the transaction; and

•	EGM resolution 4 is required because the scheme of arrangement applies to all ordinary shares of Covidien in issue before 10:00 p.m., Irish time, on the last business day before the scheme of arrangement becomes effective. In the event that Covidien issues ordinary shares to any person (other than New Medtronic, IrSub or their nominee(s)) after this time, for example pursuant to the exercise of share awards or options, the amendment to Covidien’s articles of association effected by this resolution will ensure that such ordinary shares are effectively subject to the scheme of arrangement.

At the Covidien EGM, the requisite approval of each of the EGM resolutions depends on whether it is an “ordinary resolution” (EGM resolutions 1, 3, 5 and 6), which requires the approval of the holders of at least a majority of the votes cast by the holders of Covidien ordinary shares present and voting, either in person or by proxy, or a “special resolution” (EGM resolutions 2 and 4), which requires the approval of the holders of at least 75 percent of the votes cast by the holders of Covidien ordinary shares present and voting, either in person or by proxy.

For all the EGM resolutions, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on the EGM resolutions.

As of the Covidien record date, the Covidien directors and executive officers had the right to vote approximately 0.19% of the Covidien ordinary shares then outstanding and entitled to vote at the special Court-ordered meeting and the EGM. It is expected that Covidien’s directors and executive officers will vote “FOR” each of the proposals at the special Court-ordered meeting and at the EGM, although none of them have entered into any agreement requiring them to do so.

Q:	Why are there two Covidien special meetings?

A:	Irish law requires that two separate shareholder meetings be held, the special Court-ordered meeting and the EGM. Both meetings are necessary to cause the scheme of arrangement to become effective. At the special Court-ordered meeting, Covidien shareholders as of 5:00 p.m. (Eastern time in the U.S.) on November 18, 2014, the Covidien record date, will be asked to approve the scheme. At the EGM, those Covidien shareholders will also be asked to approve the scheme and related matters. For more detail on these matters, see “The Special Meetings of Covidien’s Shareholders.”

Q:	What constitutes a quorum?

A:	Medtronic: A majority of the outstanding Medtronic common shares, present in person or by proxy authorized to vote at the special meeting, will constitute a quorum for the transaction of business at the Medtronic special meeting. Medtronic’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” shares held in “street name” by brokers that are voted on at least one proposal to come before the meeting.

Covidien: The holders of Covidien ordinary shares outstanding, present in person or by proxy, entitling them to exercise a majority of the voting power of Covidien on the Covidien record date will constitute a quorum for a meeting. Covidien’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” shares held in “street name” by brokers that are voted on at least one proposal to come before the meeting.

Q:	Why am I being asked to approve the distributable reserves proposal?

A:	Under Irish law, dividends may be paid (and share repurchases and redemptions must generally be funded) only out of “distributable reserves,” which New Medtronic will not have immediately following the completion of the transaction. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. Please see “Creation of Distributable Reserves of New Medtronic” beginning on page 317. Shareholders of Medtronic and Covidien are therefore being asked at their respective special meetings to approve the creation of distributable reserves of New Medtronic (through the reduction of the share premium account of New Medtronic) in order to facilitate New Medtronic’s ability to pay dividends (and repurchase or redeem shares) after the transaction.

The approval of the distributable reserves proposal is not a condition to the consummation of the transaction. Accordingly, if shareholders of Medtronic approve the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum of articles of association of New Medtronic, and shareholders of Covidien approve the scheme and resolutions 1, 2, 3 and 4 to be proposed at the EGM, but shareholders of Medtronic and/or Covidien do not approve the distributable reserves proposal, and the transaction is consummated, New Medtronic may not have sufficient distributable reserves to pay dividends (or to repurchase or redeem shares) following the transaction unless and until New Medtronic otherwise accumulates distributable reserves. In addition, the creation of distributable reserves of New Medtronic requires the approval of the Irish High Court. Although New Medtronic is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court. Please see “Risk Factors” beginning on page 40 and “Creation of Distributable Reserves of New Medtronic” beginning on page 317.

Q:	What are the recommendations of the Medtronic and Covidien boards of directors regarding the proposals being put to a vote at their respective special meetings?

A:	Medtronic: The Medtronic board of directors has unanimously approved the Transaction Agreement and determined that the entry into the Transaction Agreement and the merger are fair to and in the best interests of Medtronic and its shareholders.

The Medtronic board of directors unanimously recommends that Medtronic shareholders vote:

•	“FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic;

•	“FOR” the proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves;

•	“FOR” the approval, on a non-binding, advisory basis, of specified compensatory arrangements between Medtronic and its named executive officers; and

•	“FOR” the Medtronic adjournment proposal.

See “The Transaction—Recommendation of the Medtronic Board of Directors and Medtronic’s Reasons for the Transaction” beginning on page 92.

In considering the recommendation of the Medtronic board of directors, you should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.”

Covidien: The Covidien board of directors has unanimously approved the Transaction Agreement and determined that the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including the scheme, are fair to and in the best interests of Covidien and its shareholders and that the terms of the scheme are fair and reasonable.

The Covidien board of directors unanimously recommends that Covidien shareholders vote:

•	“FOR” the scheme of arrangement at the special Court-ordered meeting;

•	“FOR” the scheme of arrangement at the EGM;

•	“FOR” the cancellation of any Covidien ordinary shares in issue before 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme;

•	“FOR” the authorization of the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic and IrSub in connection with effecting the scheme;

•	“FOR” amendment of the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time on the last business day before the scheme becomes effective are acquired by New Medtronic and/or IrSub for the scheme consideration;

•	“FOR” the reduction of the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic; and

•	“FOR” the approval, on a non-binding, advisory basis of specified compensatory arrangements between Covidien and its named executive officers.

See “The Transaction—Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction” beginning on page 96.

In considering the recommendation of the Covidien board of directors, you should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.”

Q:	When is the transaction expected to be completed?

A:	As of the date of this joint proxy statement/prospectus, the transaction is expected to be completed in early 2015. However, no assurance can be provided as to when or if the transaction will be completed. The required vote of Medtronic and Covidien shareholders to adopt the required shareholder proposals at their respective special meetings, as well as the necessary regulatory consents and approvals, must first be obtained and other conditions specified in the conditions appendix must be satisfied or, to the extent applicable, waived.

Q:	Why will the place of incorporation of New Medtronic be Ireland?

A:	Medtronic decided that New Medtronic would be incorporated in Ireland for the following reasons:

•	Incorporating New Medtronic in Ireland will result in significantly enhanced global cash management flexibility, including access to Covidien’s non-U.S. cash flow without negative tax effects, compared to incorporation in the United States.

•	This enhanced flexibility includes access to cash generated by Covidien’s non-U.S. subsidiaries, which will continue to be free of U.S. tax so long as New Medtronic is not taxed as a U.S. corporation, and an expected reduction of the combined effective tax rate of New Medtronic by approximately two percentage points compared with the companies’ estimated blended rates. See “Future potential changes to the tax laws could result in New Medtronic being treated as a U.S. corporation for U.S. federal tax purposes, and if adopted prior to closing, could jeopardize or delay the consummation of the transaction” beginning on page 45.

•	While New Medtronic is expected to have enhanced global cash management flexibility as a result of the transaction, it is not possible to quantify the financial impact of such enhanced flexibility,

because the potential financial impact depends on a number of factors that are not yet known, including the amounts of future non-U.S. cash flows from Covidien’s business, the uses of such amounts and the potential return on any investment resulting from such amounts.

•	As of June 27, 2014, approximately $1.228 billion of cash and cash equivalents were held by Covidien’s subsidiaries, substantially all of which can be repatriated under current laws. Covidien’s non-U.S. income from continuing operations before income taxes was $1.496 billion for the year ended September 27, 2013.

•	Covidien is already an Irish-domiciled company, and over time has built productive relationships with the relevant Irish regulatory authorities and the Irish government generally. Both Medtronic and Covidien have substantial operations in Ireland and an infrastructure to provide the necessary support for the parent company;

•	Ireland is a beneficial location considering Medtronic’s and Covidien’s presence in markets outside the United States, particularly in Europe; and

•	Ireland enjoys strong relationships as a member of the European Union, and has a long history of international investment and a good network of commercial, tax, and other treaties with the United States, the European Union and many other countries where both Medtronic and Covidien have major operations.

Q:	Who is entitled to vote?

A:	Medtronic: The board of directors of Medtronic has fixed 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014 as the Medtronic record date. If you were a Medtronic shareholder of record as of 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014, you are entitled to receive notice of and to vote at the Medtronic special meeting and any adjournments thereof.

Covidien: The board of directors of Covidien has fixed 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014 as the Covidien record date. If you were a Covidien shareholder of record as of 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014, you are entitled to receive notice of and to vote at the Covidien special meetings and any adjournments thereof.

Q:	What if I sell my Medtronic common shares before the Medtronic special meeting or my Covidien ordinary shares before the Covidien special meetings?

Medtronic: If you transfer your shares after the Medtronic record date but before the Medtronic special meeting, you will retain your right to vote at the Medtronic special meeting, but will have transferred the right to receive New Medtronic ordinary shares pursuant to the transaction. In order to receive the New Medtronic ordinary shares, you must hold your shares through completion of the transaction.

Covidien: If you transfer your shares after the Covidien record date but before the Covidien special meetings, you will retain your right to vote at the Covidien special meetings, but will have transferred the right to receive the scheme consideration. In order to receive the scheme consideration, you must hold your shares through completion of the transaction.

Q:	How do I vote?

A:	Medtronic: If you are a Medtronic shareholder of record, you may vote your shares at the Medtronic special meeting in one of the following ways:

•	by mailing your completed and signed proxy card in the enclosed return envelope;

•	by voting by telephone or over the internet as instructed on the enclosed proxy card; or

•	by attending the Medtronic special meeting and voting in person.

To vote in person, you must request an admission ticket in advance by visiting www.proxyvote.com and following the instructions provided (you will need the 12 digit number included on your proxy card, voter instruction form or notice). Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner. Requests for admission tickets will be processed in the order in which they are received and must be requested no later than 11:59 p.m. (Eastern Time in the U.S.) on January 5, 2015. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the meeting, each shareholder will be required to present proof of ownership as of the Medtronic record date and valid picture identification. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting. You will be required to enter through a security check point before being granted access to the meeting.

•	If you are a Medtronic shareholder of record, the shares listed on your proxy card will include the following shares, if applicable:

•	shares held in the Medtronic, Inc. SIP;

•	shares held in the Medtronic Puerto Rico Employees’ SIP; and

•	shares held in a book-entry account at Wells Fargo Bank N.A., Medtronic’s transfer agent.

If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them how to vote such shares.

Covidien: If you are a Covidien shareholder of record, you may vote your shares at the Covidien special meetings in one of the following ways:

•	by mailing your applicable completed and signed proxy cards in the enclosed return envelope;

•	by voting by telephone or over the internet as instructed on the applicable enclosed proxy card; or

•	by attending the applicable Covidien special meeting and voting in person.

To vote in person, you must bring proof of ownership as of the Covidien record date and valid picture identification.

•	If you are a Covidien shareholder of record, the shares listed on your proxy cards will include the following shares, if applicable:

•	shares issued under the Covidien Savings Related Share Plan; and

•	shares held in a book-entry account at Computershare Trust Company, N.A., Covidien’s transfer agent.

If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them how to vote such shares.

Q:	How do I vote shares acquired through an employee program?

A:	Medtronic: If you are a Medtronic shareholder of record, the shares listed on your proxy card will include the following shares, if applicable:

•	shares held in the Medtronic, Inc. SIP;

•	shares held in the Medtronic Puerto Rico Employees’ SIP; and

•	shares held in a certificate form or in a book-entry account at Wells Fargo Bank N.A., Medtronic’s transfer agent.

Please see the Q&A above for “How do I vote?” with respect to such shares.

If you hold your shares through Charles Schwab, UBS or another bank, broker or nominee, you will receive a separate voting instruction form and should follow the instructions provided by your bank, broker or nominee in order to instruct them how to vote such shares.

Covidien: If you are a Covidien shareholder of record, the shares listed in your proxy card will include the following shares, if applicable:

•	shares issued under the Covidien Savings Related Share Plan; and

•	shares held in a book-entry account at Computershare Trust Company, N.A., Covidien’s transfer agent (including shares you may have transferred from UBS or Fidelity).

Please see the Q&A above for “How do I vote?” with respect to such shares.

If you hold your shares through UBS, Fidelity or another bank, broker or nominee, you will receive a separate voting instruction form and should follow the instructions provided by your bank, broker or nominee in order to instruct them how to vote such shares.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:	No. Your bank, broker or other nominee will not vote your shares if you do not provide your bank, broker or other nominee with a signed voting instruction form with respect to your shares, such failure to vote being referred to as a “broker non-vote.” Therefore, you should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides.

Brokers do not have discretionary authority to vote on any of the Medtronic proposals or on any of the Covidien proposals.

Please see “The Special Meeting of Medtronic’s Shareholders—Voting Shares Held in Street Name” beginning on page 74 and “The Special Meetings of Covidien’s Shareholders—Voting Ordinary Shares Held in Street Name” beginning on page 80.

Q:	How many votes do I have?

A:	Medtronic: You are entitled to one vote for each Medtronic common share that you owned as of 5:00 p.m. (Eastern Time in the U.S.) on the Medtronic record date. As of 5:00 p.m. (Eastern Time in the U.S.) on the Medtronic record date, 983,545,016 Medtronic common shares were outstanding and entitled to vote at the special meeting.

Covidien: You are entitled to one vote for each Covidien ordinary share that you owned as of 5:00 p.m. (Eastern Time in the U.S.) on the Covidien record date. As of 5:00 p.m. (Eastern Time in the U.S.) on the Covidien record date, 452,731,347 Covidien ordinary shares were outstanding and entitled to vote at the special Court-ordered meeting and at the EGM.

Q:	What if I hold shares in both Medtronic and Covidien?

A:	If you are a shareholder of both Medtronic and Covidien, you will receive two separate packages of proxy materials. A vote as a Medtronic shareholder on the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic or any of the other proposals at the Medtronic special meeting will not constitute a vote as a Covidien shareholder on the proposal to approve the scheme of arrangement or any of the other proposals at the Covidien special Court-ordered meeting or EGM, or vice versa. THEREFORE, IF YOU ARE A RECORD HOLDER, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM MEDTRONIC OR COVIDIEN, OR SUBMIT A SEPARATE PROXY AS BOTH A MEDTRONIC AND A COVIDIEN SHAREHOLDER FOR EACH SPECIAL MEETING, OVER THE INTERNET OR BY TELEPHONE. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKER OR OTHER NOMINEE, YOU SHOULD FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR BANK, BROKER OR OTHER NOMINEE IN ORDER TO INSTRUCT THEM ON HOW TO VOTE SUCH SHARES AS BOTH A MEDTRONIC AND A COVIDIEN SHAREHOLDER FOR EACH APPLICABLE SPECIAL MEETING.

Q:	Should I send in my stock certificates now?

A:	No. Medtronic shareholders that hold shares in certificated form should keep their existing stock certificates at this time. After the transaction is completed, you will receive written instructions for exchanging your stock certificates for New Medtronic ordinary shares and other consideration, if applicable.

Q:	What do I need to do now?

A:	If you are entitled to vote at a special meeting of your company’s shareholders, you can vote in person by completing a ballot at the special meeting, or you can vote by proxy before the special meeting. Even if you plan to attend your company’s special meeting, we encourage you to vote by proxy before the special meeting. After carefully reading and considering the information contained in this joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference, please submit your proxy by telephone or internet in accordance with the instructions set forth on the relevant enclosed proxy card, or mark, sign and date the relevant proxy card, and return it in the enclosed prepaid envelope as soon as possible so that your shares may be voted at your company’s relevant special meeting. Your proxy card or your telephone or internet directions will instruct the persons identified as your proxy to vote your shares at your company’s relevant special meeting as directed by you.

If you are a shareholder of record and you sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted “FOR” each of the proposals.

If you hold your Medtronic common shares or Covidien ordinary shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them how to vote your Medtronic common shares or Covidien ordinary shares.

Q:	May I change my vote after I have mailed my signed proxy card or voted by telephone or over the internet?

A:	Yes, you may change your vote at any time before your proxy is voted at the Medtronic special meeting or at the Covidien special Court-ordered meeting or the Covidien EGM. You can do this in one of four ways:

•	timely deliver a valid later-dated proxy by mail;

•	before the relevant special meeting, provide written notice that you have revoked your proxy to the secretary of Medtronic or Covidien, as applicable, so that it is received prior to midnight on the night before the relevant special meeting at the following address:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, Minnesota 55432

Attention: Bradley E. Lerman, Corporate Secretary

Covidien public limited company

c/o Covidien

15 Hampshire Street

Mansfield, Massachusetts 02048

Attention: John W. Kapples, Secretary

•	submit revised voting instructions by telephone or over the internet by following the instructions set forth on the proxy card; or

•	attend the applicable special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the meeting to change your vote.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow directions received from your bank, broker or other nominee to change your vote or revoke your proxy.

Q:	Who can help answer my questions?

A:	If you have questions about the transaction, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card(s), you should contact the proxy solicitation agent for the company in which you hold shares.

If you are a Medtronic shareholder, you should contact Georgeson Inc., the proxy solicitation agent for Medtronic, by mail at 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310, by telephone at (866) 257-5415 (toll free) or (781) 575-2137 (International) or by e-mail at Medtronic@Georgeson.com. If you are a Covidien shareholder, you should contact D.F. King & Co., Inc., the proxy solicitation agent for Covidien, by mail at 48 Wall Street, 22nd Floor, New York, NY 10005, by telephone at (800) 488-8035 (toll free in the U.S. and Canada) or (212) 269-5550 (collect), or by e-mail at covidien@dfking.com.

If your shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q:	Where can I find more information about Medtronic and Covidien?

A:	You can find more information about Medtronic and Covidien from various sources described under “Where You Can Find More Information” beginning on page 403.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, you should read carefully this entire joint proxy statement/prospectus, including the Annexes and the documents referred to or incorporated by reference in this joint proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 403 of this joint proxy statement/prospectus.

Information about the Companies (Page 159)

Medtronic

Medtronic is the global leader in medical technology. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957 and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. Medtronic is listed on the NYSE (ticker symbol “MDT”). Medtronic’s principal executive offices are located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432, and its telephone number is 763-514-4000.

Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, as of September 27, 2013, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Covidien’s principal executive offices are located at 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland. The telephone number at this location is +353 1 438-1700.

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly owned subsidiary of Tyco International Ltd. (“Tyco International”). On June 29, 2007, Tyco International distributed all of the shares of Covidien Ltd. to Tyco International shareholders. In December 2008, the Covidien Ltd. board of directors approved moving Covidien’s principal executive office from Bermuda to Ireland. On May 28, 2009, shareholders voted in favor of a reorganization proposal pursuant to which Covidien Ltd. common shares would be canceled and holders of such shares would receive ordinary shares of Covidien plc on a one-to-one basis. The reorganization transaction was completed on June 4, 2009, following approval from the Supreme Court of Bermuda, at which time Covidien plc replaced Covidien Ltd. as the ultimate parent company. Shares of the Irish company, Covidien plc, began trading on the NYSE on June 5, 2009, under the symbol “COV,” the same symbol under which Covidien Ltd. shares were previously traded.

On June 28, 2013, Covidien completed the spin-off of its Pharmaceuticals business to Covidien shareholders, through a distribution of all of the outstanding ordinary shares of Mallinckrodt plc, the company formed to hold Covidien’s former Pharmaceuticals business (the “2013 separation”).

New Medtronic

New Medtronic is a private limited company organized under the laws of Ireland (registered number 545333) for the purpose of holding Covidien, Medtronic, IrSub and U.S. AcquisitionCo as direct or indirect subsidiaries following completion of the transaction. To date, New Medtronic has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed transaction, the execution of the Credit Agreements (as defined herein) as the guarantor of the obligations of

Medtronic as the initial borrower thereunder and other matters related to the transactions contemplated by the Transaction Agreement. On or prior to the completion of the transaction, New Medtronic will be converted, pursuant to the Irish Companies Acts, into a public limited company and renamed “Medtronic plc.” Following the consummation of the transaction, each of Medtronic and Covidien will be a direct or indirect subsidiary of New Medtronic. Immediately following the transaction, based on the number of Medtronic and Covidien shares outstanding as of November 18, 2014, the former shareholders of Medtronic are expected to own approximately 70% of New Medtronic and the remaining approximately 30% of New Medtronic is expected to be owned by the former shareholders of Covidien. At and as of the effective time of the transaction, which is referred to in this joint proxy statement/prospectus as the “effective time,” it is expected that New Medtronic will be a publicly traded company listed on the NYSE under the ticker symbol “MDT.” New Medtronic’s registered office is located at 25–28 North Wall Quay, Dublin 1, Ireland, and its telephone number is +353 1 649-2000.

IrSub

IrSub is a private limited company organized under the laws of Ireland (registered number 545354) and currently a direct, wholly owned subsidiary of New Medtronic. To date, IrSub has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. IrSub, along with New Medtronic, will acquire Covidien pursuant to a scheme of arrangement under Section 201, involving a cancellation of the issued share capital of Covidien under sections 72 and 74, of the Irish Companies Act 1963. IrSub’s registered office is located at 25–28 North Wall Quay, Dublin 1, Ireland, and its telephone number is +353 1 649-2000.

U.S. AcquisitionCo

U.S. AcquisitionCo is a corporation incorporated in the State of Minnesota. To date, U.S. AcquisitionCo has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. After completion of the transaction, Medtronic (as the surviving corporation in its merger with MergerSub) will be a direct, wholly owned subsidiary of U.S. AcquisitionCo and an indirect, wholly owned subsidiary of New Medtronic. U.S. AcquisitionCo’s registered office is 100 South Fifth Street #1075, Minneapolis, Minnesota 55402, and its telephone number is 612-333-4315.

MergerSub

MergerSub is a limited liability company formed in the State of Minnesota and a direct, wholly owned subsidiary of U.S. AcquisitionCo. To date, MergerSub has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, and the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. Following the consummation of the transaction, MergerSub will merge with and into Medtronic, as a result of which the separate corporate existence of MergerSub will cease and Medtronic will continue as the surviving corporation, a direct, wholly owned subsidiary of U.S. AcquisitionCo and an indirect, wholly owned subsidiary of New Medtronic. MergerSub’s registered office is 100 South Fifth Street #1075, Minneapolis, Minnesota 55402, and its telephone number is 612-333-4315.

The Transaction (Page 82)

On June 15, 2014, Medtronic and Covidien entered into the Transaction Agreement by and among Covidien, Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo, and MergerSub. Under the terms of the Transaction Agreement, (i) New Medtronic and IrSub will acquire Covidien pursuant to a scheme of arrangement under Section 201, involving a cancellation of the issued share capital of Covidien under sections 72 and 74, of the Irish Companies Act 1963 and (ii) MergerSub will merge with and into Medtronic, with Medtronic continuing as the surviving corporation in the merger. As a result of the transaction, both Medtronic and Covidien will become wholly owned subsidiaries of New Medtronic. Prior to the closing of the transaction, New Medtronic will re-register as a public limited company, the ordinary shares of which are expected to be listed on the NYSE under the symbol “MDT.”

Medtronic reserves the right, subject to the prior written approval of the Irish Takeover Panel, to effect the acquisition by way of a takeover offer, as an alternative to the scheme, in the event that a third party makes an alternative proposal to acquire Covidien or Medtronic considers that such a proposal is reasonably expected to be made (or another “competitive situation” (as defined in the Irish Takeover Rules) exists or may reasonably be expected to arise), subject to the terms of the Transaction Agreement. In such event, such takeover offer will be implemented on terms and conditions that are at least as favorable to Covidien shareholders (except for an acceptance condition set at 80 percent of the nominal value of the Covidien shares to which such offer relates and which are not already beneficially owned by Medtronic) as those which would apply in relation to the scheme, among other requirements.

Structure of the Transaction (Page 294)

Upon the completion of the transaction, each of Medtronic and Covidien will be wholly owned subsidiaries of New Medtronic. The following diagrams illustrate in simplified terms the current structure of New Medtronic, Medtronic and Covidien and the structure of New Medtronic following the consummation of the transaction.

Following the closing of the transaction, it is expected that New Medtronic will engage in certain internal restructuring transactions to, among other things, facilitate future financings. These internal restructuring transactions include interposing Medtronic Global Holdings SCA, a partnership limited by shares incorporated in Luxembourg and a wholly owned indirect subsidiary of New Medtronic (“Medtronic Luxco”) and certain other entities between Medtronic plc and its operating subsidiaries. Medtronic Luxco is expected to be the issuer of future external indebtedness of the combined group and is expected to guarantee (together with Medtronic plc and potentially certain other subsidiaries) certain existing indebtedness of Medtronic, Covidien and their respective subsidiaries. Medtronic is the issuer of its existing indebtedness. Covidien International Finance S.A. is the issuer of Covidien’s existing indebtedness, which is also guaranteed by Covidien and Covidien Ltd.

Transaction Consideration to Medtronic Shareholders (Page 294) and Scheme Consideration to Covidien Shareholders (Page 294)

As a result of the transaction, (i) each outstanding Medtronic common share will entitle its holder to receive one New Medtronic ordinary share from or at the direction of MergerSub in exchange for such Medtronic common share and (ii) each outstanding Covidien ordinary share (other than certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the transaction) will entitle its holder to receive (x) $35.19 in cash and (y) 0.956 of a New Medtronic ordinary share in exchange for such Covidien ordinary share.

Since Irish law does not recognize fractional shares held of record, New Medtronic will not issue any fractions of New Medtronic ordinary shares to Covidien shareholders or Medtronic shareholders in the transaction. Instead, the total number of New Medtronic ordinary shares that any Medtronic or Covidien shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional New Medtronic ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Covidien shareholders and Medtronic shareholders whose fractional entitlements have been sold.

Treatment of Medtronic Stock Options and Other Medtronic Equity-Based Awards (Page 295)

At the effective time of the merger, each outstanding Medtronic option, restricted stock award and other equity award will be converted into an option, restricted stock award or other equity award, as applicable, denominated in New Medtronic ordinary shares, which award will be subject to the same number of New Medtronic ordinary shares and the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Medtronic award in respect of which it was issued immediately prior to the effective time.

Treatment of Covidien Stock Options and Covidien Share Awards (Page 295)

Treatment of Covidien Options

Each option to purchase Covidien ordinary shares that is outstanding and unexercised immediately prior to the effective time of the scheme will be assumed by New Medtronic and will be converted into an option to acquire a number of New Medtronic ordinary shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien option by (b) the equity award conversion ratio (as defined below), at an exercise price (rounded up to the nearest whole cent) per New Medtronic ordinary share equal to the quotient obtained by dividing (i) the exercise price per Covidien ordinary share by (ii) the equity award conversion ratio. Each New Medtronic option as so assumed and converted will otherwise continue to have, and will otherwise be subject to, the same terms and conditions as applied to the applicable Covidien option immediately prior to the effective time of the scheme.

For purposes of this joint proxy statement/prospectus, “equity award conversion ratio” means the sum of (A) 0.956 plus (B) the quotient obtained by dividing $35.19 by the volume weighted average price of Medtronic common stock over a 10-trading day period that ends on the second to last trading day prior to the effective time of the scheme.

Treatment of Covidien Share Awards

For purposes of this joint proxy statement/prospectus, “Covidien share award” means an award denominated in Covidien ordinary shares, other than a Covidien option.

Covidien Share Awards Granted Prior to June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted prior to June 15, 2014 will be cancelled and converted into the right to receive the scheme consideration in respect of each Covidien ordinary share underlying the Covidien share award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien share award (including any corresponding dividend equivalent units), the number of ordinary shares underlying the Covidien share award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the effective time of the scheme.

Covidien Share Awards Granted On or After June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted on or after June 15, 2014 will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien share award (including any corresponding dividend equivalent units) immediately prior to the effective time of the scheme by (b) the equity award conversion ratio. Each New Medtronic share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Covidien share award immediately prior to the effective time of the scheme.

Comparative Per Share Market Price Data and Dividend Information (Page 322)

Medtronic common shares are listed on the NYSE under the symbol “MDT.” Covidien ordinary shares are listed on the NYSE under the symbol “COV.” The following table shows the closing prices of Medtronic common shares and Covidien ordinary shares as reported on the NYSE on June 13, 2014, the last trading day before the entry into the Transaction Agreement was announced, and on November 18, 2014, the last practicable day before the printing of this joint proxy statement/prospectus. This table also shows the equivalent value of the consideration per Covidien ordinary share, which was calculated by adding (i) the cash portion of the consideration to be paid to Covidien shareholders, or $35.19, and (ii) the closing price of Medtronic common shares as of the specified date multiplied by the exchange ratio of 0.956.

	Covidien Ordinary Shares	Medtronic Common Shares	Equivalent Value of Transaction Consideration Per Covidien Ordinary Share
June 13, 2014	$72.02	$60.70	$93.22
November 18, 2014	$98.09	$72.47	$104.47

Recommendation of the Medtronic Board of Directors and Medtronic’s Reasons for the Transaction (Page 92)

The board of directors of Medtronic has unanimously approved the plan of merger contained in the Transaction Agreement and determined that the entry into the Transaction Agreement and the merger are fair to and in the best interests of Medtronic and its shareholders.

The Medtronic board of directors unanimously recommends that Medtronic shareholders vote:

•	“FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic;

•	“FOR” the proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves;

•	“FOR” the approval, on a non-binding, advisory basis, of specified compensatory arrangements between Medtronic and its named executive officers; and

•	“FOR” the proposal to approve adjournments of the special meeting to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Medtronic special meeting to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, (ii) to provide to Medtronic shareholders in advance of the Medtronic special meeting any supplement or amendment to the joint proxy statement/prospectus or (iii) to disseminate any other information which is material to Medtronic shareholders voting at the Medtronic special meeting.

In reaching its decision on June 15, 2014, the Medtronic board of directors considered a number of factors as generally supporting its decision to enter into the Transaction Agreement, including, among others, the belief that the combination will support and accelerate Medtronic’s three fundamental strategies, expanding market leadership through therapy innovation, increasing access to existing therapies through globalization, especially in emerging markets, and leading the transformation to value-based healthcare by leveraging the economic value of its products and services; the belief that the combination will also result in the diversification of Medtronic’s revenue base due to a stronger foundation in emerging markets R&D and manufacturing and the addition of industry leading capabilities and expertise in general and advanced surgery and patient monitoring; and the belief that, due to such factors and the other reasons considered by the Medtronic board of directors, the transaction will result in enhanced value for Medtronic shareholders relative to Medtronic continuing as a standalone company. The Medtronic board of directors also considered a variety of risks and other potentially negative factors concerning the transaction, including, among others, the adverse impact that business uncertainty prior to the closing of the transaction and during the post-closing integration period could have on the ability of both Medtronic and Covidien to attract, retain and motivate key personnel; the challenges inherent in the combination of two business enterprises of the size and scope of Medtronic and Covidien, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the transaction might not be achieved in the time frame contemplated or at all and the other numerous risks and uncertainties which could adversely affect New Medtronic’s operating results; the risk that a change in applicable law with respect to Section 7874 of the Code (as defined under “—Material Tax Consequences of the Proposed Transaction” below) or any other U.S. tax law, or official interpretations thereof, could cause New Medtronic to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the consummation of the transaction or otherwise adversely affect New Medtronic; and that the merger is expected to be taxable for U.S. federal income tax purposes to Medtronic shareholders, which could particularly affect long-term Medtronic shareholders with a low basis in their shares and could, among other things, lead them to sell some of their shares to provide the cash to pay the tax. For a more complete discussion of these and other factors considered by the Medtronic board, see “The Transaction—Recommendation of the Medtronic Board of Directors and Medtronic’s Reasons for the Transaction,” beginning on page 92 of this joint proxy statement/prospectus.

Subsequent to the issuance by the IRS and the U.S. Treasury Department of new guidance on September 22, 2014 announcing their intention to issue regulations interpreting multiple sections of the Code, including Section 7874, to address inversion transactions and transactions that Treasury and the IRS characterize as “post-inversion tax avoidance transactions” (the “IRS Notice”), the Medtronic board of directors held meetings on September 26, 2014 and October 2, 2014 to evaluate the potential impact of the rules proposed in the IRS Notice and consider what actions to take, if any, in response to the issuance of the IRS Notice. On October 2, 2014, all the members of the Medtronic board of directors present at the meeting unanimously expressed their approval of Medtronic’s use of external indebtedness to finance the cash component of the scheme consideration and affirmed the board’s continued support of the transaction.

In considering the recommendation of the Medtronic board of directors, you should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.”

Opinion of Medtronic’s Financial Advisor (Page 99)

Perella Weinberg Partners LP, which we refer to in this joint proxy statement/prospectus as Perella Weinberg, rendered its oral opinion, subsequently confirmed in writing, to the Medtronic board of directors that, as of June 15, 2014, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the written opinion, the merger consideration of one New Medtronic ordinary share to be received for each share of Medtronic common stock (taking into account the acquisition) as provided for in the Transaction Agreement was fair, from a financial point of view, to the holders of Medtronic common stock (other than Medtronic and its subsidiaries).

The full text of Perella Weinberg’s written opinion, dated June 15, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Appendix E and is incorporated by reference herein. The opinion does not address Medtronic’s underlying business decision to enter into the transaction or the relative merits of the transaction as compared with any other strategic alternative that may have been available to Medtronic. The opinion does not constitute a recommendation to any holder of Medtronic common stock or Covidien ordinary shares as to how such holder should vote or otherwise act with respect to the transaction or any other matter and does not in any manner address the prices at which Medtronic common stock or Covidien ordinary shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the transaction, or any consideration received in connection with the transaction, to the holders of any other class of securities, creditors or other constituencies of Medtronic. Perella Weinberg provided its opinion for the information and assistance of the Medtronic board of directors in connection with, and for the purposes of its evaluation of, the transaction. This summary is qualified in its entirety by reference to the full text of the opinion.

On October 2, 2014, representatives of Perella Weinberg confirmed that the changes to the proposed financing, as described in “The Transaction—Financing” beginning on page 123 of this joint proxy statement/prospectus, would not have impacted the financial analysis used by Perella Weinberg in rendering its fairness opinion delivered to the Medtronic board of directors as of June 15, 2014 in connection with the transaction.

For a description of the opinion that the Medtronic board of directors received from Perella Weinberg, see “The Transaction—Opinion of Medtronic’s Financial Advisor” beginning on page 99 of this joint proxy statement/prospectus.

Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction (Page 96)

The Covidien board of directors has unanimously approved the Transaction Agreement and determined that the Transaction Agreement and the transactions contemplated by the Transaction Agreement, including the scheme, were advisable for, fair to and in the best interests of Covidien and the Covidien shareholders, and that the terms of the scheme were fair and reasonable.

The Covidien board of directors unanimously recommends that Covidien shareholders vote:

•	“FOR” the scheme of arrangement at the special Court-ordered meeting;

•	“FOR” the scheme of arrangement at the EGM;

•	“FOR” the cancellation of any Covidien ordinary shares in issue before 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme;

•	“FOR” the authorization of the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic and IrSub in connection with effecting the scheme;

•	“FOR” amendment of the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time on the last business day before the scheme becomes effective are acquired by New Medtronic and/or IrSub for the scheme consideration;

•	“FOR” the reduction of the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic; and

•	“FOR” the approval, on a non-binding, advisory basis of specified compensatory arrangements between Covidien and its named executive officers.

In reaching its decision, the Covidien board of directors considered a number of factors as generally supporting its decision to enter into the Transaction Agreement, including, among others, that the scheme consideration had an implied value per Covidien ordinary share of $93.22, based on the closing price of Medtronic shares as of June 13, 2014 (the last trading day prior to announcement of the transaction), which represented a 29.4% premium to the closing price per Covidien ordinary share on the same date; that the equity component of the scheme consideration offers Covidien shareholders the opportunity to participate in the future earnings and growth of the combined company, while the cash portion of the scheme consideration provides Covidien shareholders with immediate certainty of value; and that the Covidien board of directors believes that the combined company will have a comprehensive product portfolio, a diversified growth profile and broad geographic reach. The Covidien board of directors also considered a variety of risks and other potentially negative factors concerning the transaction including, among others, the risk that the transaction might not be completed in a timely manner or at all; risks related to Medtronic’s business; risks related to certain terms of the Transaction Agreement (including restrictions on the conduct of Covidien’s business prior to the completion of the transaction); risks related to the diversion of management and resources from other strategic opportunities; the fact that the scheme will be a fully taxable transaction for Covidien shareholders for U.S. federal income tax purposes; and challenges and difficulties relating to integrating the operations of Medtronic and Covidien. For a more complete discussion of these factors, see “The Transaction—Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction.”

In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.”

Opinion of Covidien’s Financial Advisor (Page 110)

Goldman, Sachs & Co., which we refer to in this joint proxy statement/prospectus as Goldman Sachs, delivered its opinion to Covidien’s board of directors that, as of June 15, 2014 and based upon and subject to the factors and assumptions set forth therein, the scheme consideration to be paid pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Medtronic and its affiliates) of Covidien ordinary shares. On October 20, 2014, Goldman Sachs confirmed to Covidien’s board of directors that had Goldman Sachs performed its financial analyses set forth in its presentation to the board of directors of Covidien on June 15, 2014 on the basis of the funding structure currently contemplated for the transaction (the “Contemplated Funding Structure”), there would have been no change to the conclusion set forth in its opinion, dated as of June 15, 2014. The confirmation did not address any circumstances, developments or events occurring after June 15, 2014, the date of the opinion, other than the Contemplated Funding Structure.

The full text of the written opinion of Goldman Sachs, dated June 15, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F. The full text of the confirmation letter of Goldman Sachs, dated October 20, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the letter, is attached as Annex G. Goldman Sachs provided its opinion and confirmation letter for the information and assistance of Covidien’s board of directors in connection with its consideration of the transactions contemplated by the Transaction Agreement. Neither the Goldman Sachs opinion nor the Goldman Sachs confirmation letter is a recommendation as to how any holder of Covidien ordinary shares should vote with respect to the transaction or any other matter. This summary is qualified in its entirety by reference to the full text of the opinion.

For a description of the opinion that the Covidien board of directors received from Goldman Sachs, see “The Transaction—Opinion of Covidien’s Financial Advisor” beginning on page 110 of this joint proxy statement/prospectus.

Interests of Certain Persons in the Transaction (Page 125)

Medtronic

In considering the recommendation of the Medtronic board of directors, Medtronic shareholders should be aware that Medtronic directors and executive officers have interests in the proposed transaction that are in addition to, or different from, any interests they may have as shareholders. Interests of Medtronic’s directors and executive officers that may be in addition to, or different from, any interests of Medtronic’s shareholders include that:

•	New Medtronic and/or Medtronic intend to provide a gross-up payment to each director and executive officer of Medtronic with respect to any excise taxes that may be imposed pursuant to Section 4985 of the Code, which excise tax is not applicable to other Medtronic shareholders. No Medtronic director or executive officer will receive a gross-up from New Medtronic or Medtronic in respect of any capital gains tax imposed on the exchange of Medtronic common shares held by such Medtronic director or executive officer in the transaction, and each Medtronic director and executive officer will be responsible for such capital gains tax just like any other Medtronic shareholder. The following table provides the estimated cost to Medtronic of providing a gross-up payment for Medtronic’s named executive officers and directors in respect of the excise tax:

Name	Tax Reimbursement ($)(1)
Named Executive Officers
Omar Ishrak	27,264,683
Gary L. Ellis	8,704,002
Christopher J. O’Connell	7,598,248
Michael J. Coyle	6,010,270
Carol A. Surface	2,843,186
Non-Employee Directors
Richard H. Anderson	864,760
Scott C. Donnelly	54,316
Shirley Ann Jackson	797,993
Michael O. Leavitt	184,422
James T. Lenehan	629,821
Elizabeth G. Nabel, M.D.	0
Denise M. O’Leary	804,927
Kendall J. Powell	663,170
Robert C. Pozen	652,883
Preetha Reddy	109,613

(1)

Such amounts consist of the estimated cost to Medtronic of the excise tax gross-up payments, which will be payable on behalf of Medtronic’s named executive officers and directors, who along with certain other executives, become subject to the excise tax under Section 4985 of the Code as a result of the consummation of the transaction. Under the Code, the excise tax will become effective contemporaneously with the consummation of the transaction. Consequently, the amount of the payment that will be made will be calculated based on the closing price of Medtronic’s stock as of the consummation of the transaction and each named executive officer’s and director’s relevant equity awards held as of that date. For purposes of the table above, the payment is based on: (1) Medtronic’s closing stock price, as of November 13, 2014, of $69.38; (2) the named executive officers’ and directors’ relevant stock-based compensation held as of November 13, 2014;

(3) a 15% excise tax rate; (4) a maximum federal tax rate of 39.60% and average state tax rate of 8.5%; (5) the assumption that no stock options are exercised between November 13, 2014 and the consummation of the transaction; (6) the assumption that the transaction will be consummated on or before January 26, 2015; and (7) the assumption that no stock-based compensation is granted in the six months following the consummation of the transaction. The actual amount of the tax reimbursement for each affected executive and director will be determinable following the consummation of the transaction.

•	The estimated aggregate cost to Medtronic of providing excise tax gross-up payments for the Medtronic and New Medtronic executive officers not set forth in the table (which includes five additional Medtronic executive officers and Bryan Hanson who is currently a named executive officer of Covidien and who has agreed upon the terms of a letter of intent with New Medtronic pursuant to which he is expected to become an executive officer of New Medtronic) is approximately $14.6 million. The total estimated cost to Medtronic of providing excise tax gross-up payments for all Medtronic and Covidien executive officers and directors is approximately $72 million. The value of the payments is based on certain assumptions as set forth in “The Transaction—Interests of Certain Persons in the Transaction—Medtronic—Excise Tax Gross-Up.”

•	Medtronic’s directors and executive officers are entitled to continued indemnification and insurance coverage under Medtronic’s organizational documents, Minnesota law and the Transaction Agreement.

These interests are discussed in more detail in the section entitled “The Transaction—Interests of Certain Persons in the Transaction—Medtronic” beginning on page 125. The Medtronic board of directors was aware of the additional or different interests set forth herein (other than any interests that arose following Medtronic’s entry into the Transaction Agreement) and considered such interests along with other matters in approving the Transaction Agreement and the proposed transaction.

Covidien

In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they may have as shareholders. Interests of Covidien’s directors and executive officers that may be in addition to, or different from, any interests of Covidien’s shareholders include:

•	The Transaction Agreement provides (1) for the assumption by New Medtronic of (a) all outstanding Covidien options and (b) all Covidien share awards granted on or after June 15, 2014, and (2) for the vesting and settlement of all Covidien share awards granted prior to June 15, 2014. In addition, pursuant to the terms of the Covidien stock plan and applicable award agreements, Covidien share awards held by directors who cease to provide services to Covidien as a result of the transaction will become fully vested as of the effective time of the scheme.

•	Covidien’s executive officers are covered by Covidien’s change in control severance plan, which provides for severance benefits in the event of certain qualifying terminations of employment in connection with or following the transaction.

•	Under the Transaction Agreement, Covidien may enter into an agreement with each director and executive officer of Covidien providing for a gross-up with respect to any excise taxes that may be imposed pursuant to Section 4985 of the Code, which excise tax is not applicable to other Covidien shareholders. No Covidien director or executive officer will receive a gross-up from New Medtronic or Covidien in respect of any capital gains tax imposed on the exchange of Covidien ordinary shares held by such Covidien director or executive officer in the transaction, and each Covidien director and executive officer will be responsible for such capital gains tax just like any other Covidien shareholder.

•	The Transaction Agreement provides that two members of the Covidien board of directors as of June 15, 2014 will serve on the board of directors of New Medtronic following the effective time of the scheme.

•	Covidien’s directors and executive officers are entitled to continued indemnification and insurance coverage under indemnification agreements, Covidien’s organizational documents and the Transaction Agreement.

•	Following Covidien’s entry into the Transaction Agreement, Bryan Hanson, who is currently a named executive officer of Covidien, and Michael Tarnoff, who is currently an executive officer of Covidien, each agreed upon the terms of a letter of intent with Medtronic providing for the terms of the executive’s employment with New Medtronic following the closing of the transaction. Mr. Hanson is expected to become an executive officer of New Medtronic. Further to Rule 16.2 of the Irish Takeover Rules, Covidien shareholders will receive a separate communication relating to these incentivisation arrangements.

These interests are discussed in more detail in the section entitled “The Transaction—Interests of Certain Persons in the Transaction—Covidien” beginning on page 129. The Covidien board of directors was aware of the additional or different interests set forth herein (other than any interests that arose following Covidien’s entry into the Transaction Agreement) and considered such interests along with other matters in approving the Transaction Agreement and the proposed transaction.

Other Compensation Matters

With respect to change of control agreements Medtronic has entered into with its executive officers, the proposed transaction does not constitute a change of control.

Board of Directors and Management after the Transaction (Page 136)

Pursuant to the Transaction Agreement, effective as of the closing of the transaction, the board of directors of New Medtronic is expected to have thirteen members, consisting of (i) no more than 11 individuals who were members of the Medtronic board of directors immediately prior to the effective time and (ii) two individuals who were members of the Covidien board of directors as of June 15, 2014, to be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien.

As of the date of this joint proxy statement/prospectus, the Nominating and Corporate Governance Committee of the Medtronic board of directors has not finally determined which Covidien directors will be designated to the board of directors of New Medtronic. The two Covidien directors who will serve on the New Medtronic board will be selected prior to the completion of the transaction.

The New Medtronic senior management team after the acquisition and the merger is expected to be the same as the current senior management team of Medtronic with the addition of Mr. Hanson and possibly one or more additional members of the senior management team of Covidien. Prior to the closing, New Medtronic may enter into employment arrangements with certain individuals currently employed by Covidien, including certain of Covidien’s executive officers. New Medtronic has agreed upon the terms of a letter of intent with each of Mr. Hanson and Dr. Tarnoff regarding their anticipated employment with New Medtronic following the closing, and New Medtronic may enter into employment arrangements or other similar arrangements with certain additional individuals currently employed by Covidien, including certain of Covidien’s other executive officers.

Material Tax Consequences of the Proposed Transaction (Page 140)

Medtronic

For U.S. federal income tax purposes, the receipt of New Medtronic ordinary shares and cash in lieu of fractional New Medtronic ordinary shares in exchange for Medtronic common shares pursuant to the merger will be a taxable transaction. A U.S. holder of Medtronic shares will generally recognize taxable gain or loss equal to the difference between (1) the holder’s adjusted tax basis in the Medtronic common shares surrendered in the exchange and (2) the sum of the fair market value of the New Medtronic ordinary shares and any cash in lieu of fractional New Medtronic ordinary shares received as consideration in the merger. In certain circumstances, Section 304 of the Internal Revenue Code of 1986, as amended (the “Code”), could cause a U.S. holder of Medtronic shares whose percentage interest in New Medtronic after the proposed transaction and related purchases or sales is greater than or equal to such U.S. holder’s percentage interest in Medtronic immediately before the transaction (for example, as a result of having a higher percentage ownership in Covidien than in Medtronic) to be treated as receiving a dividend up to the fair market value of the New Medtronic ordinary shares (plus any cash in lieu of fractional shares) issued in the merger, regardless of such holder’s gain or loss on its Medtronic shares. Non-U.S. holders may be subject to withholding tax in certain circumstances, regardless of whether they receive any cash consideration. See “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Treatment of the Proposed Transaction—Tax Consequences of the Merger to Holders of Medtronic Common Shares” beginning on page 142 of this joint proxy statement/prospectus.

A holder that actually or constructively owns both Medtronic common shares and Covidien ordinary shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Medtronic or Covidien prior to the transaction, or of selling its shares in New Medtronic immediately after the transaction. See the discussions below under “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Treatment of the Proposed Transaction—Tax Consequences of the Merger to Holders of Medtronic Common Shares—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction” and “—Tax Consequences of the Scheme to Holders of Covidien Ordinary Shares—Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction.”

For Irish tax purposes, the receipt of New Medtronic ordinary shares and cash in lieu of fractional New Medtronic ordinary shares in exchange for Medtronic common shares pursuant to the merger should not be within the charge to Irish capital gains tax in the case of Medtronic shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes and who do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency. See “—Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Irish Tax on Chargeable Gains.”

Covidien

For U.S. federal income tax purposes, the receipt of cash and New Medtronic ordinary shares for Covidien ordinary shares pursuant to the scheme of arrangement will be a taxable transaction. A U.S. holder of Covidien ordinary shares will generally recognize taxable gain or loss equal to the difference between (1) the holder’s adjusted tax basis in the Covidien ordinary shares surrendered in the exchange and (2) the sum of the fair market value of the New Medtronic ordinary shares and the amount of cash (including cash in lieu of fractional New Medtronic ordinary shares) received in the scheme. In certain circumstances, Section 304 of the Code could cause a U.S. holder of Covidien shares whose percentage interest in New Medtronic after the proposed transaction and related purchases or sales is greater than or equal to such U.S. holder’s percentage interest in Covidien immediately before the transaction (for example, as a result of having a higher percentage ownership in Medtronic than in Covidien prior to the proposed transaction) to be treated as receiving a dividend up to the entire amount of the cash consideration paid in the scheme, regardless of such holder’s gain or loss on its Covidien shares. See “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Treatment of the Proposed Transaction—Tax Consequences of the Scheme to Holders of Covidien Ordinary Shares” beginning on page 146 of this joint proxy statement/prospectus.

A holder that actually or constructively owns both Medtronic common shares and Covidien ordinary shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Medtronic or Covidien prior to the transaction, or of selling its shares in New Medtronic immediately after the transaction. See the discussions below under “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Treatment of the Proposed Transaction—Tax Consequences of the Merger to Holders of Medtronic Common Shares—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction” and “—Tax Consequences of the Scheme to Holders of Covidien Ordinary Shares—Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction.”

For Irish tax purposes, the receipt of cash and New Medtronic ordinary shares for Covidien ordinary shares pursuant to the scheme of arrangement should not be within the charge to Irish capital gains tax in the case of Covidien shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes and who do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency. See “—Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Irish Tax on Chargeable Gains” and “Medtronic / Covidien S-4—Excerpts—Part 2—Explanatory Statement—clause 10 Taxation.”

Legal Proceedings Regarding the Transaction (Page 157)

On July 2, 2014, a putative shareholder class action complaint was filed in the District Court, Fourth Judicial District, of Hennepin County, Minnesota (the “Minnesota Court”), by a purported shareholder of Medtronic under the caption Merenstein v. Medtronic, Inc., et al., 27-CV-14-11452, and on August 21, 2014, a putative shareholder class action complaint was filed in that same court by a purported shareholder of Medtronic under the caption Steiner v. Richard H. Anderson, et al., 27-CV-14-14420. By an Order dated September 26, 2014, the Minnesota Court consolidated the two actions and all cases subsequently filed or transferred into Minnesota Court into a single action under the caption In re Medtronic, Inc. Stockholder Litigation, 27-CV-14-11452. On September 30, 2014, the plaintiffs in the consolidated action filed a consolidated amended class action complaint asserting various causes of action arising under Minnesota law against certain current and former members of Medtronic’s board of directors, including that they allegedly breached fiduciary duties in connection with the transaction, and against Medtronic, New Medtronic, Covidien, U.S. AcquisitionCo. and MergerSub, including for allegedly aiding and abetting the purported breaches of fiduciary duty. The plaintiffs seek, among other things, an order enjoining or rescinding the transaction and an award of attorney’s fees and other fees and costs. Defendants believe their actions are fully consistent with their fiduciary duties and applicable law, and that the complaint alleges derivative claims pursuant to which the plaintiffs are required to make a demand on the company’s board of directors. On October 10, 2014, the defendants moved to dismiss the complaint and a hearing was set for January 8, 2015. The court is holding that same January 8, 2015 date to hear any application from the plaintiffs to preliminarily enjoin the defendants from effectuating the transaction.

On September 19, 2014, a shareholder derivative action was filed in the United States District Court for the District of Minnesota by a purported shareholder of Medtronic under the caption William A. Houston v. Omar Ishrak, et al., 14-cv-03540, and on October 3, 2014, a shareholder derivative action was filed in the United States District Court for the District of Minnesota by a purported shareholder of Medtronic, captioned Clark v. Omar Ishrak, et al., 14-cv-04142. The actions name as defendants certain current members of Medtronic’s board of directors and certain of Medtronic’s officers, and also name Medtronic as a nominal defendant. The complaints assert various causes of action under Minnesota law, including that the individual defendants allegedly breached fiduciary duties in providing for excise tax reimbursements to certain individuals who were and/or are directors and executive officers of Medtronic in connection with the Transaction. In addition, the Houston complaint asserts a claim under Rule 14a-9, promulgated under Section 14(a) of the Securities Exchange Act of 1934, on the ground that this joint proxy statement/prospectus purportedly omits material facts. By an Order dated October 14, 2014, the United States District Court for the District of Minnesota consolidated the Houston and

Clark actions. Among other things, the Order provides that the defendants do not need to respond to the actions until after a consolidated complaint is filed. While defendants have not yet received the consolidated complaint, they believe their actions are fully consistent with their fiduciary duties. On October 23, 2014, the plaintiffs moved for a preliminary injunction seeking to enjoin the gross-up payment in respect of the excise tax, which the defendants intend to oppose. A hearing has been scheduled for December 16, 2014.

On July 10, 2014, a putative shareholder class action complaint was filed in the United States District Court for the District of Massachusetts by a purported shareholder of Covidien under the caption Taxman v. Covidien plc, et al., 14-cv-12949. The action names as defendants the members of the Covidien board of directors, and alleges that Covidien’s directors breached fiduciary duties in connection with the transaction because, among other things, the transaction allegedly involves an unfair price, a conflicted and unfair process, self-dealing, and unreasonable deal protection devices. The action also names as defendants Covidien, Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub, and alleges that these defendants aided and abetted the purported breaches of fiduciary duty. On August 11 and 26, 2014, respectively, two putative shareholder class action complaints were filed in the United States District Court for the District of Massachusetts by purported shareholders of Covidien under the captions Lipovich v. Covidien plc, et al., 14-cv-13308 and Rosenfeld Family Foundation v. Covidien plc, et al., 14-cv-13490, respectively. The actions name Covidien and the members of the Covidien board of directors as defendants, and allege that the defendants disseminated a preliminary proxy statement in connection with the transaction that contains material omissions and misrepresentations in violation of federal securities laws. The alleged omissions and misrepresentations concern (i) the process leading to the proposed transaction; (ii) the financial analyses performed by Covidien’s and Medtronic’s financial advisors; (iii) the selection of Covidien’s financial advisor; (iv) the compensation Covidien’s financial advisor received for services rendered to the parties involved in the transaction in prior years; and (v) Covidien’s, Medtronic’s and the combined company’s financial projections. The complaints further allege that the conduct of Covidien’s directors constitutes shareholder oppression in violation of Irish law because, among other things, the transaction allegedly involves an unfair price, a deficient and conflicted sales process, self-dealing, and unreasonable deal protection devices. The plaintiffs seek, among other things, an order enjoining or rescinding the transaction and an award of attorney’s and other fees and costs. The defendants believe the complaints are without merit. On October 20, 2014, the plaintiff in the Rosenfeld action and another purported shareholder of Covidien filed a motion seeking to consolidate the Taxman, Lipovich, and Rosenfeld actions, and on November 14, 2014, the United States District Court for the District of Massachusetts granted that motion.

On August 26, 2014, a putative shareholder class action complaint was filed in the Superior Court of the Commonwealth of Massachusetts, Suffolk County, by a purported shareholder of Covidien under the caption Cobb v. Covidien plc, et al., SUCV2014-02733-BLS2. The action names as defendants Covidien and the members of the Covidien board of directors, and alleges that Covidien’s directors breached fiduciary duties in connection with the transaction because, among other things, the transaction allegedly involves an unfair price, a conflicted and unfair sales process, self-dealing and unreasonable deal protection devices. The complaint further alleges that the directors breached fiduciary duties by disseminating a registration statement in connection with the transaction that contains material omissions and misleading statements. The alleged omissions and misleading statements generally concern (i) the process leading to the proposed transaction; (ii) the financial analyses performed by Covidien’s and Medtronic’s financial advisors; (iii) the compensation Covidien’s financial advisor received for services rendered to the parties involved in the transaction in prior years; and (iv) Covidien’s financial projections. The action also names as defendants Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub, and alleges that these defendants aided and abetted the purported breaches of fiduciary duty. The plaintiff seeks, among other things, an order enjoining or rescinding the transaction, damages if the transaction is consummated and an award of attorney’s and other fees and costs. The defendants believe the complaint is without merit.

No Dissenters’ Rights (Page 139)

Under the Minnesota Business Corporations Act (the “MBCA”), holders of Medtronic common shares do not have appraisal or dissenters’ rights with respect to the merger or any of the other transactions described in this joint proxy statement/prospectus.

Under Irish law, holders of Covidien ordinary shares do not have appraisal or dissenters’ rights with respect to the acquisition or any of the other transactions described in this joint proxy statement/prospectus.

Regulatory Approvals Required (Page 138)

United States Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) (the “HSR Act”), the acquisition cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), and specified waiting period requirements have been satisfied. On July 7, 2014, each of Medtronic and Covidien filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. On August 6, 2014, each of Medtronic and Covidien received a request for additional information and documentary material (the “second request”). Issuance of the second request extends the waiting period under the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after Medtronic and Covidien have substantially complied with the second request, unless the waiting period is terminated earlier by the FTC or Medtronic and Covidien otherwise agree. In order to further their cooperation with the FTC, Medtronic and Covidien have informed the FTC that they will not close the transaction prior to December 7, 2014 without prior FTC clearance. On October 31, 2014, in order to obtain clearance of the transaction under the HSR Act, an affiliate of Covidien entered into an Asset Purchase Agreement with The Spectranetics Corporation (“Spectranetics”) to divest certain assets (the “Divestiture Transaction”) related to Covidien’s over the wire percutaneous transluminal angioplasty balloon catheter with a paclitaxel coated balloon (the “DCB Assets”). The DCB Assets include, among other things, the intellectual property, machinery and equipment, and inventories of finished products and raw materials primarily used in connection with the drug-coated balloon catheter. Covidien will receive $30 million in cash to divest the DCB Assets. Additionally, as discussed under “Risk Factors—Risks Relating to the Transaction,” as a result of the Divestiture Transaction, Covidien has recorded a pre-tax impairment charge of $94 million in its fourth quarter results. The closing of the Divestiture Transaction is expected to occur shortly following completion of the transaction, subject to receipt of necessary regulatory approvals.

In connection with the Asset Purchase Agreement, Covidien and Spectranetics will enter into a Product Supply Agreement, pursuant to which Covidien will agree to supply certain angioplasty balloon catheter products to Spectranetics, subject to the terms and conditions set forth in the Supply Agreement. The Supply Agreement will have an initial two-year term, with an option for Spectranetics to renew the term for an additional year under certain circumstances. In addition, Covidien and Spectranetics will enter into a Transition Services Agreement, pursuant to which Covidien will provide certain transition services to Spectranetics for up to 24 months following the closing date of the Divestiture Transaction, subject to extension under certain circumstances. See “Risk Factors—Risks Relating to the Transaction” for further discussion.

Other Regulatory Clearances

Medtronic and Covidien derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required, including clearance by the European Commission and in Canada, China, Israel, Japan, Russia, South Korea, and Turkey. The transaction cannot be consummated until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of the countries listed above where merger control filings or approvals are or may be required. China’s Ministry of Commerce accepted the parties’ merger control filing for review on August 19, 2014 and initiated a phase II review of the transaction on September 18, 2014. The parties are cooperating with the Ministry of Commerce to facilitate its review of the transaction. On October 10, 2014, Medtronic notified the European Commission of the transaction pursuant to Council Regulation (EC) No. 139/2004. Additionally, the necessary clearances in Israel, Japan, Russia and Turkey have been received and the applicable waiting period in Canada has expired.

Irish Court Approvals

The scheme of arrangement requires the approval of the Irish High Court, which involves an application by Covidien to the Irish High Court to sanction the scheme. The Irish High Court must also confirm the reduction of capital of Covidien that would be effected by EGM resolution #2, which is a necessary step in the implementation of the scheme. Covidien intends to issue an application to the Irish High Court to set a date for the hearing to sanction the scheme and the reduction of capital, which hearing will not occur until after the special meetings of the Medtronic and Covidien shareholders and following the receipt of all required regulatory approvals. The precise timing of Covidien’s application will depend on the expected timing of the receipt of any outstanding regulatory approvals once the requisite Medtronic and Covidien shareholder approvals are obtained. The date ultimately set by the Irish High Court for the sanction hearing is at the Court’s discretion and will depend on a number of factors, including court availability.

The creation of distributable reserves of New Medtronic, which involves a reduction of New Medtronic’s share premium account, also requires the approval of the Irish High Court. See “Creation of Distributable Reserves of New Medtronic.”

Listing of New Medtronic Ordinary Shares on the New York Stock Exchange (Page 336)

New Medtronic ordinary shares are currently not traded or quoted on a stock exchange or quotation system. New Medtronic expects that, following the transaction, New Medtronic ordinary shares will be listed for trading under the symbol “MDT” on the NYSE.

Conditions to the Completion of the Acquisition and the Merger (Page 308)

The scheme and the completion of the acquisition is subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions:

•	the approval of the scheme by the Covidien shareholders at the special Court-ordered meeting (or at any adjournment of such meeting);

•	certain of the EGM resolutions being duly passed by the Covidien shareholders at the EGM (or at any adjournment of such meeting);

•	the Irish High Court’s sanction of the scheme of arrangement (without material modification) and confirmation of the reduction of the share premium account and registration with the Registrar of Companies;

•	the adoption of the plan of merger set forth in the Transaction Agreement by Medtronic shareholders as required by the MBCA and Article I of the bylaws of Medtronic;

•	the NYSE having authorized, and not withdrawn its authorization, for listing all of the New Medtronic ordinary shares to be issued in connection with the acquisition and the merger, subject to satisfaction of any conditions to which such approval is expressed to be subject;

•	all applicable waiting periods under the HSR Act in connection with the acquisition and/or the merger having expired or having been terminated;

•	the European Commission deciding that it does not intend to initiate any proceedings under Article 6(1)(c) of the Council Regulation (EC) No. 139/2004 (the “EC Merger Regulation”) in respect of the acquisition or to refer the acquisition (or any aspect of the acquisition) to a competent authority of an European Economic Area (“EEA”) member state under Article 9(1) of the EC Merger Regulation or otherwise deciding that the acquisition is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation;

•	all required clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the acquisition and/or the merger, under the antitrust, competition or foreign investment laws of Canada, China, Israel, Japan, Turkey, Russia and South Korea;

•	the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part having become effective under the Securities Act of 1933 and not being the subject of any stop order or proceedings initiated by the U.S. Securities and Exchange Commission (“SEC”) seeking any stop order;

•	no (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, restraint or prohibition under any antitrust order by any relevant authority which prohibits consummation of the acquisition or the merger having been enacted or entered and continuing to be in effect;

•	there having been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the Internal Revenue Service (“IRS”) (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and no bill that would implement such a change has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a United States domestic corporation for United States federal income tax purposes; and

•	the Transaction Agreement not having been terminated in accordance with its terms.

In addition, Medtronic’s and Covidien’s obligation to effect the acquisition is conditioned upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;

•	the performance by the other party of its obligations and covenants under the Transaction Agreement in all material respects; and

•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

If Medtronic is required to make an offer for Covidien shares under the provisions of Rule 9 of the Irish Takeover Rules, Medtronic may make such alterations to the conditions set forth above as are necessary to comply with the provisions of that rule. Additionally, as required by Rule 12(b)(i) of the Irish Takeover Rules, to the extent that the acquisition would give rise to a concentration with a Community dimension within the scope of the EC Merger Regulation, the scheme will, except as otherwise approved by the Panel, lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EC Merger Regulation or refers the concentration to a competent authority of a member state under Article 9(1) of the EC Merger Regulation prior to the date of the special Court-ordered meeting.

The Acquisition is also conditioned on the scheme becoming effective and unconditional by not later than June 15, 2015 (or earlier if required by the Panel or later if the parties agree and, if required, the Panel consents and the Irish High Court allows). In addition, the scheme will lapse unless it is effective on or prior to June 15, 2015. The merger is conditioned only upon the consummation and implementation of the scheme and the acquisition. See “The Transaction Agreement—Conditions to the Completion of the Acquisition and the Merger” beginning on page 308 of this joint proxy statement/prospectus. The complete text of the conditions appendix is attached as Annex B to this joint proxy statement/prospectus.

Termination of the Transaction Agreement (Page 310)

The Transaction Agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

•	by mutual written consent of Medtronic and Covidien;

•	by either Medtronic or Covidien:

•	if (i) after completion of the special Court-ordered meeting or the EGM, the necessary resolutions have not been approved by the requisite votes, or (ii) after completion of the Medtronic shareholders meeting, the necessary Medtronic shareholder approval has not been obtained;

•	subject to certain exceptions, if the transaction has not been consummated by 5:00 p.m., New York City time, on March 15, 2015, subject to an extension to June 15, 2015, in certain circumstances if the only outstanding unsatisfied conditions relate to antitrust approval;

•	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree in writing that the decision of the Irish High Court will be appealed;

•	subject to certain exceptions, if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the acquisition or the merger has become final and non-appealable; or

•	if there has been a change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), or there has been a bill that would implement such a change passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a United States domestic corporation for United States federal income tax purposes;

•	by Covidien:

•	in certain circumstances if Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo or MergerSub breaches or fails to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 15, 2015 (or, if extended in certain circumstances under which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015);

•	prior to obtaining Covidien shareholder approval, in order to enter into an agreement providing for a Covidien Superior Proposal (as defined herein); or

•	by Medtronic:

•

in certain circumstances if Covidien breaches or fails to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 15, 2015 (or, if extended in certain circumstances under which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015).

Reverse Termination Payment

If the Transaction Agreement is terminated by Covidien or Medtronic after a Medtronic shareholder vote against the adoption of the plan of merger contained in the Transaction Agreement following a change in recommendation by the board of directors of Medtronic with respect thereto, then Medtronic must pay $850,000,000 to Covidien, provided that either (i) Covidien shareholders have approved the scheme at the special Court-ordered meeting and the necessary resolutions to effect the transaction at the EGM or (ii) Medtronic has effected such termination prior to the special Court-ordered meeting and the EGM being completed. See “The Transaction Agreement—Termination” beginning on page 310 of this joint proxy statement/prospectus.

Expenses Reimbursement Agreement (Page 313)

In connection with the execution of the Transaction Agreement, Medtronic and Covidien entered into an expenses reimbursement agreement, the terms of which have been approved by the Irish Takeover Panel (for the purposes of Rule 21 of the Irish Takeover Rules only). Under the expenses reimbursement agreement, Covidien has agreed to pay to Medtronic the documented, specific and quantifiable third-party costs and expenses incurred by Medtronic in connection with the acquisition upon the termination of the Transaction Agreement in specified circumstances. The maximum amount payable by Covidien to Medtronic pursuant to the expenses reimbursement agreement (the “Expense Reimbursement Amount”) is an amount equal to 1% of the aggregate value of the issued share capital of Covidien as ascribed by the terms of the acquisition. The cap on the Expense Reimbursement Amount is approximately $429 million. It is possible that actual costs may be less than the Expense Reimbursement Amount (in which case Covidien will be obligated to reimburse the amount of such costs) or may exceed the Expense Reimbursement Amount (in which case Medtronic will not be reimbursed for the full amount of its transaction-related costs).

See “Expenses Reimbursement Agreement” beginning on page 313 of this joint proxy statement/prospectus. The complete text of the expenses reimbursement agreement is attached as Annex C to this joint proxy statement/prospectus.

Financing Relating to the Transaction (Page 315)

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

Bridge Credit Agreement

On November 7, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement (the “Bridge Credit Agreement”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into a three-year senior unsecured term loan credit agreement (the “Term Loan Credit Agreement” and, together with the Bridge Credit Agreement, the “Credit Agreements”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments upon the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with entering into the Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under the 364-day senior unsecured bridge credit agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under the 60-day senior unsecured cash bridge credit agreement dated as of June 15, 2014.

Amended and Restated Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into an amendment and restatement agreement (the “Revolver Amendment Agreement”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into an amendment and restatement (the “Amended and Restated Revolving Credit Agreement”) of Medtronic’s existing $2.25 billion five-year senior unsecured revolving credit agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of

Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

A copy of the Bridge Credit Agreement is included as Exhibit 10.60 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Term Loan Credit Agreement is included as Exhibit 10.61 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Amended and Restated Revolving Credit Agreement is included as Exhibit 10.62 to the registration statement of which this joint proxy statement/prospectus forms a part. For further information regarding the Bridge Credit Agreement, the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement, please see the full text of the Bridge Credit Agreement, a copy of which is filed as Exhibit 10.1 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014, the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.2 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and the full text of the Amended and Restated Revolving Credit Agreement, a copy of which is filed as Exhibit 10.3 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014.

Perella Weinberg, financial advisor to Medtronic, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Covidien shareholders under the terms of the acquisition.

For a full description of the financing relating to the business, see “Financing Relating to the Transaction” beginning on page 315 of this joint proxy statement/prospectus.

Transaction-Related Costs (Page 125)

Medtronic currently estimates that, upon the consummation of the transaction, transaction-related costs incurred by the combined company, excluding fees and expenses relating to financing and integration, will be approximately $270 million.

Accounting Treatment of the Transaction (Page 139)

Medtronic will account for the acquisition pursuant to the Transaction Agreement using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Medtronic will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Medtronic management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares (Page 338)

As a result of the transaction, the holders of Medtronic common shares will become holders of New Medtronic ordinary shares and their rights will be governed by Irish law (instead of the MBCA) and by the memorandum and articles of association of New Medtronic (instead of Medtronic’s articles of incorporation and bylaws). The current memorandum and articles of association of New Medtronic will be amended and restated as of the completion of the transaction in substantially the form as set forth in Annex D to this joint proxy statement/prospectus. Following the transaction, former Medtronic shareholders may have different rights as New Medtronic shareholders than they had as Medtronic shareholders. Material differences between the rights of shareholders of Medtronic and the rights of shareholders of New Medtronic include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares / bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association. For a summary of the material differences between the rights of Medtronic shareholders and New Medtronic shareholders, see “Description of New Medtronic Ordinary Shares” beginning on page 323 of this joint proxy statement/prospectus and “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares” beginning on page 338 of this joint proxy statement/prospectus.

Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares (Page 370)

As a result of the transaction, the holders of Covidien ordinary shares will become holders of New Medtronic ordinary shares and their rights will be governed by the memorandum and articles of association of New Medtronic instead of Covidien’s memorandum and articles of association. The current memorandum and articles of association of New Medtronic will be amended and restated as of the completion of the transaction in substantially the form as set forth in Annex D to this joint proxy statement/prospectus. Following the transaction, former Covidien shareholders may have different rights as New Medtronic shareholders than they had as Covidien shareholders. Differences between the rights of New Medtronic shareholders following the transaction and the rights of Covidien shareholders before the transaction include, among other things, differences with respect to repurchases and redemptions, calls on shares and forfeiture of shares, determinations of the size of the New Medtronic board of directors, the convening of extraordinary shareholder meetings, notices required to make nominations of directors or bring other business in front of shareholder meetings, record dates of shareholder meetings, quorums at shareholder meetings, adjournments of shareholder meetings, the shareholder vote required to approve variations of class rights, the shareholder vote required to approve certain transactions and certain amendments to the articles of association and the inclusion of certain provisions regarding business combinations, control share acquisitions and fair price requirements in tender offers. See “Description of New Medtronic Ordinary Shares” beginning on page 323 of this joint proxy statement/prospectus and “Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares” beginning on page 370 of this joint proxy statement/prospectus.

Recent Developments

Medtronic Second Quarter Results

On November 18, 2014, Medtronic announced its earnings for the three and six month periods ended October 24, 2014. For the second quarter, Medtronic reported revenue of $4.366 billion, GAAP net earnings of $828 million and earnings per diluted share of $0.83. The decline in GAAP net earnings and earnings per share was a result of a $100 million pre-tax charitable cash donation the company made to the Medtronic Foundation. Medtronic reported U.S. revenue in the quarter of $2.456 billion, international revenue of $1.910 billion and emerging market revenue of $554 million. International sales accounted for 44 percent of Medtronic’s worldwide revenue in the quarter.

The Cardiac and Vascular Group had worldwide sales of $2.286 billion in the second quarter. The Restorative Therapy Group had worldwide sales of $1.650 billion in the second quarter. The Diabetes Group had revenue of $430 million in the second quarter.

Medtronic’s earnings release for the second quarter, dated November 18, 2014, was furnished to the SEC on a Form 8-K on November 18, 2014. Medtronic intends to file its Form 10-Q for the quarter ended October 24, 2014 on or prior to November 26, 2014. You are encouraged to read Medtronic’s Form 10-Q for the quarter ended October 24, 2014 when it becomes available for additional information regarding Medtronic and its business.

The following tables set forth financial data for Medtronic as of and for each of the three and six month periods ended October 24, 2014 and October 25, 2013. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Medtronic and the related notes and the historical unaudited consolidated financial statements of Medtronic and the related notes, as well as the section titled “Medtronic Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this joint proxy statement/prospectus. Information for the three and six month periods ended October 24, 2014 and October 25, 2013 is derived from unaudited interim financial statements, which include, in the opinion of Medtronic’s management, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for such interim periods and dates. Historical results are not necessarily indicative of any results to be expected in the future.

Medtronic Condensed Consolidated Statements of Earnings (Unaudited)

	Three months ended		Six months ended
	October 24, 2014	October 25, 2013	October 24, 2014	October 25, 2013
	(in millions, except per share data)
Net sales	$4,366	$4,194	$8,639	$8,277
Costs and expenses:
Cost of products sold	1,142	1,090	2,247	2,112
Research and development expense	374	372	739	732
Selling, general, and administrative expense	1,507	1,438	3,013	2,854
Special charges	100	—	100	40
Restructuring charges, net	—	—	30	18
Certain litigation charges, net	—	24	—	24
Acquisition-related items	61	—	102	(96)
Amortization of intangible assets	89	88	176	174
Other expense, net	63	33	114	77
Interest expense, net	8	33	13	73

Total costs and expenses	3,344	3,078	6,534	6,008

Earnings before income taxes	1,022	1,116	2,105	2,269
Provision for income taxes	194	214	406	414

Net earnings	$828	$902	$1,699	$1,855

Basic earnings per share	$0.84	$0.90	$1.72	$1.85

Diluted earnings per share	$0.83	$0.89	$1.70	$1.83

Basic weighted average shares outstanding	981.9	998.9	987.5	1,004.5
Diluted weighted average shares outstanding	993.0	1,009.4	999.4	1,015.5
Cash dividends declared per common share	$0.305	$0.280	$0.610	$0.560

Medtronic Condensed Consolidated Balance Sheets (Unaudited)

	October 24, 2014	April 25, 2014
	(in millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,287	$1,403
Investments	13,177	12,838
Accounts receivable, less allowances of $109 and $115, respectively	3,750	3,811
Inventories	1,873	1,725
Tax assets	696	736
Prepaid expenses and other current assets	814	697

Total current assets	21,597	21,210
Property, plant, and equipment	6,320	6,439
Accumulated depreciation	(3,959)	(4,047)

Property, plant, and equipment, net	2,361	2,392
Goodwill	11,024	10,593
Other intangible assets, net	2,437	2,286
Long-term tax assets	183	300
Other assets	1,178	1,162

Total assets	$38,780	$37,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$3,970	$1,613
Accounts payable	723	742
Accrued compensation	806	1,015
Accrued income taxes	168	164
Deferred tax liabilities	18	19
Other accrued expenses	1,267	2,006

Total current liabilities	6,952	5,559
Long-term debt	9,708	10,315
Long-term accrued compensation and retirement benefits	681	662
Long-term accrued income taxes	1,322	1,343
Long-term deferred tax liabilities	420	386
Other long-term liabilities	259	235

Total liabilities	19,342	18,500
Commitments and contingencies
Shareholders’ equity:
Preferred stock—par value $1.00	—	—
Common stock—par value $0.10	98	100
Retained earnings	19,846	19,940
Accumulated other comprehensive loss	(506)	(597)

Total shareholders’ equity	19,438	19,443

Total liabilities and shareholders’ equity	$38,780	$37,943

Medtronic Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended
(in millions)	October 24, 2014	October 25, 2013
Operating Activities:
Net earnings	$1,699	$1,855
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	423	421
Amortization of debt discount and issuance costs	32	4
Acquisition-related items	6	(96)
Provision for doubtful accounts	17	24
Deferred income taxes	(61)	(19)
Stock-based compensation	82	75
Other, net	(40)	(12)
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(64)	(16)
Inventories	(170)	(111)
Accounts payable and accrued liabilities	26	(540)
Other operating assets and liabilities	73	413
Certain litigation charges, net	—	24
Certain litigation payments	(800)	(3)

Net cash provided by operating activities	1,223	2,019
Investing Activities:
Acquisitions, net of cash acquired	(578)	(210)
Additions to property, plant, and equipment	(210)	(196)
Purchases of investments	(3,024)	(5,719)
Sales and maturities of investments	2,665	4,291
Other investing activities, net	(6)	(18)

Net cash used in investing activities	(1,153)	(1,852)
Financing Activities:
Acquisition-related contingent consideration	(5)	(1)
Change in short-term borrowings, net	1,611	1,546
Repayment of short-term borrowings (maturities greater than 90 days)	—	(125)
Proceeds from short-term borrowings (maturities greater than 90 days)	150	310
Payments on long-term debt	(7)	(6)
Dividends to shareholders	(602)	(560)
Issuance of common stock	312	817
Repurchase of common stock	(1,620)	(2,053)
Other financing activities	34	13

Net cash used in financing activities	(127)	(59)
Effect of exchange rate changes on cash and cash equivalents	(59)	39

Net change in cash and cash equivalents	(116)	147
Cash and cash equivalents at beginning of period	1,403	919

Cash and cash equivalents at end of period	$1,287	$1,066

Supplemental Cash Flow Information
Cash paid for:
Income taxes	$357	$225
Interest	250	197

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should consider carefully the following risk factors, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements.” You should also read and consider the risks associated with the business of Medtronic and the risks associated with the business of Covidien because these risks will also affect New Medtronic. The risks associated with the business of Medtronic can be found below in the section entitled “Risk Factors—Risks Relating to Medtronic’s Business.” The risks associated with the business of Covidien can be found in the Covidien Annual Report on Form 10-K for the fiscal year ended September 27, 2013, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Risks Relating to the Transaction

The number of New Medtronic ordinary shares that New Medtronic will issue to Covidien shareholders as a result of the acquisition will be based on a fixed exchange ratio. The value of each New Medtronic ordinary share that New Medtronic will issue to Covidien shareholders as a result of the acquisition could be different than at the time Covidien shareholders vote to approve the scheme and Medtronic shareholders vote to adopt the plan of merger contained in the Transaction Agreement.

Upon completion of the transaction, Covidien ordinary shareholders (other than shareholders with respect to certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the transaction) will receive (i) $35.19 in cash and (ii) 0.956 of a New Medtronic ordinary share for each Covidien ordinary share they hold. The number of New Medtronic ordinary shares that New Medtronic will issue to Covidien shareholders as a result of the acquisition will not be adjusted in the event of any increase or decrease in the share price of either Medtronic common shares or Covidien ordinary shares between the time the Covidien shareholders vote to approve the scheme and the completion time of the transaction or between the time Medtronic shareholders vote to adopt the plan of merger contained in the Transaction Agreement and the completion time of the transaction.

The market value of each New Medtronic ordinary share that New Medtronic will issue to Covidien shareholders as a result of the acquisition could vary significantly from the market value of Medtronic common shares on the date of this joint proxy statement/prospectus or the date of the Covidien special meetings. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Medtronic common shares or Covidien ordinary shares, such market price fluctuations may affect the value that Covidien shareholders will receive upon completion of the transaction. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Medtronic or Covidien, market assessments of the likelihood that the transaction will be completed, the timing of the transaction, regulatory considerations, general market and economic conditions and other factors. Shareholders are urged to obtain current market quotations for Medtronic common shares and Covidien ordinary shares. See the section entitled “Comparative Per Share Market Price Data and Dividend Information” beginning on page 322 for additional information on the market value of Medtronic common shares and Covidien ordinary shares.

Medtronic and Covidien must obtain certain approvals and governmental and regulatory consents to consummate the transaction, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of the acquisition or the merger, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the transaction.

The merger and the acquisition are subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals of Medtronic and Covidien shareholders, the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, the approval of the scheme of arrangement by the Irish High Court and the expiration or termination of the waiting period under the HSR Act, and the relevant clearances under the antitrust, competition and foreign investment laws of the European Commission, Canada, China, Israel, Japan, Russia, South Korea and Turkey under which filings or clearances are or may be required.

The governmental agencies from which the parties will seek certain of these clearances have broad discretion in administering the governing regulations. As a condition to their clearance of the merger and the acquisition, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of New Medtronic’s business after the closing. The companies assessed these requirements and agreed to divest Covidien’s DCB assets in the Divestiture Transaction in order to obtain clearance under the HSR Act. See “Regulatory Approvals Required—United States Antitrust.” The Divestiture Transaction and any other such divestiture would take place after the closing. As a result of the Divestiture Transaction, Covidien has recorded a pre-tax impairment charge of $94 million in its fourth quarter results. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the transaction or may reduce the anticipated benefits of the transaction. Further, no assurance can be given that the required shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Medtronic and Covidien agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the merger or the acquisition, these requirements, limitations, costs, divestitures or restrictions could adversely affect New Medtronic’s ability to integrate Medtronic’s operations with Covidien’s operations or reduce the anticipated benefits of the transaction. This could result in a failure to consummate the transaction or have a material adverse effect on New Medtronic’s business and results of operations.

The Transaction Agreement and the expenses reimbursement agreement together contain provisions that limit Covidien’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Covidien to reimburse certain of Medtronic’s expenses.

Under the Transaction Agreement, Covidien is restricted, subject to certain exceptions, from soliciting, knowingly encouraging or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal with any person. Covidien may terminate the Transaction Agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Covidien board of directors (after consultation with Covidien’s financial advisor and legal counsel) that such proposal is more favorable to the Covidien shareholders than the transaction, and such a termination would result in Covidien being required to reimburse certain of Medtronic’s expenses under the expenses reimbursement agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Covidien from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the scheme consideration.

Failure to consummate the transaction could negatively impact the share price and the future business and financial results of Medtronic and/or Covidien.

If the transaction is not consummated, the ongoing businesses of Medtronic and/or Covidien may be adversely affected and, without realizing any of the potential benefits of having consummated the transaction, Medtronic and/or Covidien will be subject to a number of risks, including the following:

•	Medtronic and/or Covidien will be required to pay certain costs and expenses relating to the proposed transaction;

•	if the Transaction Agreement is terminated under specified circumstances, Covidien may be obligated to reimburse certain expenses of Medtronic, in an amount up to approximately $429 million;

•	if the Transaction Agreement is terminated under specified circumstances, Medtronic may be required to pay to Covidien a termination fee equal to $850 million;

•	matters relating to the transaction (including integration planning) may require substantial commitments of time and resources by Medtronic management and Covidien management, which could otherwise have been devoted to other opportunities that may have been beneficial to Medtronic or Covidien, as the case may be;

•	the Transaction Agreement restricts Medtronic and Covidien, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the merger and the acquisition occur or the Transaction Agreement terminates. These restrictions may prevent Medtronic and Covidien from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the merger and the acquisition or termination of the Transaction Agreement; and

•	Medtronic or Covidien also could be subject to litigation related to any failure to consummate the transaction or related to any enforcement proceeding commenced against Medtronic or Covidien to perform their respective obligations under the Transaction Agreement.

If the transaction is not consummated, these risks may materialize and may adversely affect Medtronic’s or Covidien’s business, financial results and share price.

Medtronic’s and Covidien’s directors and executive officers have interests in the transaction that are in addition to, or different from, any interests they might have as shareholders.

In considering the recommendations of the Medtronic and Covidien boards of directors, Medtronic and Covidien shareholders should be aware that directors and executive officers of Medtronic and Covidien, respectively, have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders, the aggregate values of which we estimate to be approximately $69 million for Medtronic’s directors and executive officers (consisting of the expected gross-up payment in respect of the excise tax) and approximately $151 million for Covidien’s directors and executive officers (exclusive of any applicable excise tax gross-up). The cost to Medtronic of providing a gross-up payment for Medtronic’s and Covidien’s directors and officers in respect of the excise tax is expected to be approximately $72 million (including the $69 million for Medtronic’s directors and officers described above), see “The Transaction—Interests of Certain Persons in the Transaction—Medtronic—Excise Tax Gross-Up.” For more information, including the assumptions used to estimate the value of such interests, please see “The Transaction—Interests of Certain Persons in the Transaction” beginning on page 125. You should consider these interests in connection with your vote on the related proposals.

The Transaction Agreement contains provisions that limit Medtronic’s ability to pursue alternatives to the transaction and, in specified circumstances, could require Medtronic to pay a termination fee to Covidien.

Under the Transaction Agreement, Medtronic is restricted, subject to certain exceptions, from soliciting, knowingly encouraging or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal with any person. In addition, Medtronic may not terminate the Transaction Agreement to enter into any agreement with respect to a superior proposal. In the event that the Medtronic board of directors changes its recommendation that Medtronic’s shareholders adopt the plan of merger contained in the Transaction Agreement and Medtronic’s shareholders do not, at the Medtronic special meeting, vote to adopt the plan of merger contained in the Transaction Agreement, Medtronic could be required to pay Covidien a termination fee of $850 million if certain other conditions are satisfied. These provisions may have the effect of increasing the cost to Medtronic if the Medtronic board of directors changes its recommendation that Medtronic’s shareholders adopt the plan of merger contained in the Transaction Agreement and these provisions could also discourage a third party that may have an interest in acquiring all or a significant part of Medtronic from considering or proposing that acquisition, even if such third party were willing to pay consideration with a higher value than the merger consideration.

While the transaction is pending, Medtronic and Covidien will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the transaction on employees, customers and suppliers may have an adverse effect on Medtronic and Covidien and, consequently, on New Medtronic. These uncertainties may impair Medtronic’s and Covidien’s ability to attract, retain and motivate key personnel until the merger and the acquisition are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Medtronic and Covidien to seek to change or terminate existing business relationships with Medtronic and Covidien. Employee retention may be particularly challenging during the pendency of the transaction because employees may experience uncertainty about their future roles with New Medtronic. If, despite Medtronic’s and Covidien’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with New Medtronic, New Medtronic’s business could be seriously harmed.

Risks Relating to the Businesses of the Combined Company

We may not realize all of the anticipated benefits of the transaction or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating the two businesses.

Our ability to realize the anticipated benefits of the transaction will depend, to a large extent, on our ability to integrate the Medtronic and Covidien businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of Medtronic and Covidien. The integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the transaction. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of the transaction could cause an interruption of, or a loss of momentum in, the activities of New Medtronic and could adversely affect New Medtronic’s results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Covidien with that of Medtronic;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of New Medtronic. In addition, even if the operations of the businesses of Medtronic and Covidien are integrated successfully, we may not realize the full benefits of the transaction, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Furthermore, additional unanticipated costs may be incurred in the integration of the businesses of Medtronic and Covidien. All of these factors could negatively impact the earnings per share of New Medtronic, decrease or delay the expected accretive effect of the transaction, and negatively impact the price of New Medtronic’s ordinary shares. As a result, we cannot assure you that the combination of the Medtronic and Covidien businesses will result in the realization of the full benefits anticipated from the transaction.

As a result of the transaction, New Medtronic will incur direct and indirect costs.

New Medtronic will incur costs and expenses in connection with and as a result of the transaction. These costs and expenses include professional fees to comply with Irish corporate and tax laws and financial reporting requirements, costs and expenses incurred in connection with holding a majority of the meetings of the New Medtronic board of directors and certain executive management meetings in Ireland, as well as any additional costs New Medtronic may incur going forward as a result of its new corporate structure. These costs are likely to exceed the costs historically borne by Medtronic and Covidien and may be greater than expected.

Medtronic’s and Covidien’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The pro forma financial information contained in this joint proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of what New Medtronic’s financial position or results of operations would have been had the transaction been completed on the dates indicated. The pro forma financial information has been derived from the audited and unaudited historical financial statements of Medtronic and Covidien and certain adjustments and assumptions have been made regarding the combined company after giving effect to the transaction. The assets and liabilities of Covidien have been measured at fair value based on various preliminary estimates using assumptions that Medtronic management believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect New Medtronic’s financial condition or results of operations following the closing. Any potential decline in New Medtronic’s financial condition or results of operations may cause significant variations in the share price of New Medtronic. Please see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 161.

Disruption in the financial markets could affect Medtronic’s ability to refinance the bridge loan on favorable terms, or at all.

If and to the extent drawn, Medtronic is obligated to repay its $11.3 billion Bridge Credit Agreement within 364 days after the consummation of the transaction. Disruptions in the commercial credit markets or uncertainty in the United States, European Union or elsewhere could result in a tightening of financial markets. In the event of financial market turmoil, Medtronic might be unable to obtain alternate financing in order to repay the bridge loan facility, or refinance the bridge loan entered into in connection with this transaction on favorable terms (or at all).

If Medtronic was unable to successfully obtain alternate financing or refinance at all, New Medtronic would be required to repay all outstanding amounts under the bridge loan facility on its maturity date.

New Medtronic’s substantial leverage and debt service obligations could adversely affect New Medtronic’s business.

In order to finance the cash component of the scheme consideration, Medtronic expects that it or its subsidiaries will receive proceeds from external financing sources (whether utilizing alternate financing arranged prior to the closing of the transaction, or, if such alternate financing is not arranged, the Bridge Credit Agreement). After giving effect to the merger and the acquisition and assuming incremental borrowing prior to the closing of the merger and acquisition in order to pre-fund repayment of upcoming maturities of Medtronic and Covidien debt, New Medtronic expects to have total consolidated external debt of approximately $36 to $38 billion. New Medtronic’s net consolidated borrowing costs, which cannot be predicted at this time, will depend on rates in effect from time to time, the structure of the indebtedness, taxes and other factors.

The degree to which New Medtronic will be leveraged following the transaction could have important consequences to shareholders of New Medtronic, including, but not limited to, potentially:

•	increasing New Medtronic’s vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of New Medtronic’s cash flow from operations to the payment of principal of, and interest on, indebtedness, including but not limited to payments under the terms of New Medtronic’s expected debt issuance and repayment of a loan or loans to IrSub from New Medtronic subsidiaries, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research, dividends, share repurchases and development or other general corporate purposes;

•	limiting New Medtronic’s flexibility in planning for, or reacting to, changes in New Medtronic’s business and the competitive environment and the industry in which it operates;

•	placing New Medtronic at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged;

•	causing the long-term and short-term debt ratings of New Medtronic and its subsidiaries to be lower than the long-term and short-term debt ratings currently applicable to Medtronic and Covidien; and

•	limiting New Medtronic’s ability to borrow additional funds and increasing the cost of any such borrowing.

Legislative or other governmental action relating to the denial of U.S. federal or state governmental contracts to U.S. companies that redomicile abroad could adversely affect New Medtronic’s business.

Various U.S. federal and state legislative and other proposals that would deny governmental contracts to U.S. companies that move their corporate location abroad may affect New Medtronic if adopted. We are unable to predict the likelihood that any such proposals might be adopted, the nature of regulations that may be promulgated, or the effect such adoptions and increased regulatory scrutiny may have on New Medtronic’s business.

Future potential changes to the tax laws could result in New Medtronic being treated as a U.S. corporation for U.S. federal tax purposes, and if adopted prior to closing, could jeopardize or delay the consummation of the transaction.

Under current law, New Medtronic is expected to be treated as a foreign corporation for U.S. federal tax purposes. Changes to Section 7874 of the Code, or the U.S. Treasury regulations promulgated thereunder, could affect New Medtronic’s status as a foreign corporation for U.S. federal tax purposes. Any such changes could have prospective or retroactive application, and may apply even if enacted after the transaction is consummated. If New Medtronic were to be treated as a U.S. corporation for federal tax purposes, it could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

Specifically, if New Medtronic were to be treated as a U.S. corporation for federal tax purposes, New Medtronic would be subject to U.S. corporate income tax on its worldwide income, and the income of its foreign subsidiaries would be subject to U.S. tax when repatriated or when deemed recognized under the U.S. tax rules for controlled foreign subsidiaries, including as a result of such subsidiaries having any investments in U.S. property (within the meaning of Section 956 of the Code) such as stock or debt obligations of U.S. affiliates. In such case, New Medtronic would be subject to substantially greater U.S. tax liability than currently contemplated. Additionally, any restructurings of Covidien and its subsidiaries after the transaction that might be undertaken to rationalize the overall structure of New Medtronic might give rise to U.S. taxable gain. Moreover, in such case, a non-U.S. shareholder of New Medtronic would be subject to U.S. withholding tax on the gross amount of any dividends paid by New Medtronic to such shareholder.

Each of Medtronic’s and Covidien’s respective obligations to consummate the transaction is subject to a condition that there having been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and there having been no bill that would implement such a change which has been passed in identical form (or substantially identical form such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) by both houses of Congress and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case prior to closing, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

Since Section 7874 of the Code was enacted, there have been various legislative proposals to broaden the scope of Section 7874 of the Code, including, most recently, (i) a provision in the Obama Administration’s 2015 budget proposals which, if enacted in its present form, would be effective for transactions completed after December 31, 2014, and (ii) proposals introduced by certain Democratic members of both houses of Congress which, if enacted in their present form, would be effective retroactively to any transactions completed after May 8, 2014. Each proposal would, among other things, treat a foreign acquiring corporation as a U.S. corporation under Section 7874 of the Code if the former shareholders of the U.S. corporation own more than 50% of the shares of the foreign acquiring corporation after the transaction, or if the foreign corporation’s affiliated group has substantial business activities in the United States and the foreign corporation is primarily managed and controlled in the United States. These proposals, if enacted in their present form and if made retroactively effective to transactions completed during the period in which the effective time of the transaction occurs, would cause New Medtronic to be treated as a U.S. corporation for U.S. federal tax purposes.

In addition, as described below, the U.S. Treasury Department and the IRS issued new guidance on September 22, 2014, announcing their intention to issue regulations interpreting Section 7874 of the Code that would apply to transactions completed on or after September 22, 2014. The proposed regulations interpreting Section 7874 of the Code announced in that guidance are not expected to cause New Medtronic to be treated as a U.S. corporation for U.S. federal tax purposes.

The U.S. Treasury Department and the IRS may promulgate rules that would adversely affect New Medtronic’s tax position.

The U.S. Treasury Department has announced that it is examining possible changes in the regulatory rules affecting companies that move their tax domicile outside the United States. Specifically, the U.S. Treasury Department has said that it is “reviewing a broad range of authorities for possible administrative actions that could limit the ability of companies to engage in inversions” and is also considering “approaches that could meaningfully reduce the tax benefits after inversions take place, to at least provide a partial fix” in the event that Congress does not take action in the near future to revise Section 7874 of the Code. In the event the U.S. Treasury Department and the IRS were to change the applicable regulatory rules, New Medtronic could face potentially substantial tax costs as a result of the proposed transaction. We are unable to assess the potential impact of any such possible changes, if adopted, until they are announced. As described below, the U.S. Treasury Department and the IRS issued new guidance on September 22, 2014, announcing their intention to issue regulations interpreting Section 7874 of the Code that would apply to transactions completed on or after September 22, 2014.

The IRS may not agree with the conclusion that New Medtronic should be treated as a foreign corporation for U.S. federal income tax purposes following the transaction.

A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because New Medtronic is an Irish incorporated entity, it would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Even so, the IRS may assert that New Medtronic should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

Under Section 7874 of the Code, if the former shareholders of Medtronic hold 80% or more of the vote or value of the shares of New Medtronic by reason of holding stock in Medtronic (the “ownership test”), and New Medtronic’s expanded affiliated group after the transaction does not have substantial business activities in Ireland relative to its worldwide activities (the “substantial business activities test”), New Medtronic would be treated as a U.S. corporation. Based on the rules for determining share ownership under Section 7874 of the Code, Medtronic shareholders will receive approximately 70% of the ordinary shares of New Medtronic (by both vote and value) by reason of holding stock in Medtronic. Therefore, under current law, New Medtronic should not be treated as a U.S. corporation for U.S. federal income tax purposes. The proposed regulations described in the IRS Notice (as defined herein) issued on September 22, 2014 do not alter this conclusion.

There can be no assurance that the IRS will agree with the position that the ownership test is satisfied. There is limited guidance regarding the application of Section 7874 of the Code, including with respect to the provisions regarding the application of the ownership test.

As described in the risk factor below, the U.S. Treasury Department and the IRS issued new guidance on September 22, 2014 announcing their intention to issue regulations interpreting Section 7874 of the Code that would apply to transactions completed on or after September 22, 2014. The proposed regulations interpreting Section 7874 of the Code announced in that guidance are not expected to cause New Medtronic to be treated as a U.S. corporation for U.S. federal tax purposes.

In addition, as described in more detail in the risk factor above, new statutory or regulatory provisions under Section 7874 of the Code or otherwise could be enacted or promulgated that adversely affect New Medtronic’s status as a non-U.S. corporation for U.S. federal tax purposes, and any such provisions could have retroactive application.

As described in the risk factor above, if New Medtronic were to be treated as a U.S. corporation for federal tax purposes, it could be subject to substantially greater U.S. tax liability than currently contemplated as a non-U.S. corporation.

See “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Considerations—U.S. Anti-Inversion Rules” beginning on page 141 of this joint proxy statement/prospectus for a more detailed discussion of the application of Section 7874 of the Code to the transaction.

Recent guidance issued by the U.S. Treasury Department and the IRS could result in New Medtronic being subject to significant U.S. tax liabilities after the transaction.

On September 22, 2014, the U.S. Treasury Department and the IRS issued new guidance announcing their intention to issue regulations interpreting multiple sections of the Code, including Section 7874, to address inversion transactions and transactions that Treasury and the IRS characterize as “post-inversion tax avoidance transactions.” When issued, such regulations would apply to transactions completed on or after September 22, 2014. The regulations described in the IRS Notice would expand the set of circumstances under which Section

7874 of the Code would cause the foreign acquirer of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. Such regulations would also impose additional U.S. taxes on certain transactions involving the acquired U.S. corporation’s controlled foreign subsidiaries. In particular, the regulations would:

•	modify and clarify the rules for computing the ownership test (as defined in the risk factor above) that determines whether the new foreign parent of the acquired U.S. corporation will be treated as a U.S. corporation for U.S. tax purposes under Section 7874 of the Code;

•	treat investments by controlled foreign subsidiaries of an acquired U.S. corporation in stock or debt obligations of the new foreign parent or certain other foreign affiliates (or pledges or guarantees of such debt obligations) as investments in U.S. property (within the meaning of Section 956 of the Code), with the result that such actions would give rise to a deemed income inclusion by the acquired U.S. corporation; and

•	cause the acquired U.S. corporation to recognize taxable income in certain other transactions involving the corporation’s controlled foreign subsidiaries.

The proposed regulations interpreting Section 7874 of the Code announced in that guidance are not expected to cause New Medtronic to be treated as a U.S. corporation for U.S. federal tax purposes. However, other regulations proposed in the IRS Notice would cause Medtronic to recognize additional taxable income if Medtronic’s foreign subsidiaries were to make loans to New Medtronic or other foreign affiliates (or to provide pledges or guarantees of the debt obligations of those companies), or if New Medtronic were to engage in transactions addressed by such regulations. As a result, the regulations announced in the IRS Notice are expected to limit New Medtronic’s ability to engage in such transactions.

In addition, in the IRS Notice, the U.S. Treasury Department and the IRS announced their intention to issue additional guidance in the future intended to restrict transactions they characterize as “post-inversion tax avoidance transactions” as described above. According to the IRS Notice, such guidance may include rules to address strategies that reduce U.S. taxes by shifting U.S. earnings to other jurisdictions, including through intercompany debt. We are unable to predict the likelihood that any such guidance will be issued, the nature of regulations that may be promulgated thereunder or the effect such guidance may have on New Medtronic’s business.

New Medtronic’s tax position may be adversely affected by changes in tax law relating to multinational corporations or increased scrutiny by tax authorities.

In addition to potential changes to Section 7874 of the Code, and changes announced in the IRS Notice, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, limit the ability of foreign-owned corporations to deduct interest expense, and to make other changes in the taxation of multinational corporations.

Additionally, the U.S. Congress, government agencies in non-U.S. jurisdictions where New Medtronic and its affiliates do business, and the Organisation for Economic Co-operation and Development have recently focused on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where profits are claimed to be earned for tax purposes in low-tax jurisdictions, or payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. On September 16, 2014, the Organisation for Economic Co-operation and Development released the first seven components of its comprehensive plan to create an agreed set of international rules for fighting base erosion and profit shifting. As a result, the tax laws in the U.S., Ireland and other countries in which New Medtronic and its affiliates do business could change on a prospective or retroactive basis, and any such changes could materially adversely affect New Medtronic.

Moreover, U.S. and foreign tax authorities may carefully scrutinize companies that result from a cross-border business combination, such as New Medtronic, which may lead such authorities to assert that New Medtronic owes additional taxes.

New Medtronic may face potential limitations on the utilization of Medtronic’s (and its U.S. affiliates’) tax attributes following the completion of the transaction.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions as more fully described in “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Considerations—U.S. Anti-Inversion Rules—Potential Limitation on the Utilization of Medtronic’s (and its U.S. Affiliates’) Tax Attributes” beginning on page 141 of this joint proxy statement/prospectus. Medtronic currently expects that, following the transaction, this limitation will apply and, as a result, Medtronic and its U.S. affiliates could be limited in their ability to utilize their U.S. tax attributes to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions. Please see “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Considerations—U.S. Anti-Inversion Rules—Potential Limitation on the Utilization of Medtronic’s (and its U.S. Affiliates’) Tax Attributes” beginning on page 141 of this joint proxy statement/prospectus.

New Medtronic will seek Irish High Court approval of the creation of distributable reserves. New Medtronic expects this will be forthcoming, but cannot guarantee this.

Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves,” which New Medtronic will not have immediately following the closing. The creation of distributable reserves of New Medtronic involves a reduction in New Medtronic’s share premium account, which requires the approval of the Irish High Court and, in connection with seeking such court approval, the approval of Medtronic and Covidien shareholders is being sought. The approval of the Irish High Court is expected within 15 weeks following the closing. New Medtronic is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves in this manner; however, the issuance of the required order is a matter for the discretion of the Irish High Court. There will also be no guarantee that the approvals by Medtronic and Covidien shareholders will be obtained. In the event that distributable reserves of New Medtronic are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the group has created sufficient distributable reserves from its business activities.

The New Medtronic ordinary shares to be received by Medtronic and Covidien shareholders in connection with the transaction will have different rights from the Medtronic common shares and the Covidien ordinary shares.

Upon completion of the merger and the acquisition, Medtronic and Covidien shareholders will become New Medtronic shareholders and their rights as shareholders will be governed by New Medtronic’s memorandum and articles of association and Irish law. The rights associated with each of the Medtronic common shares and Covidien ordinary shares are different from the rights associated with New Medtronic ordinary shares. Material differences between the rights of shareholders of Medtronic and the rights of shareholders of New Medtronic include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association. Material differences between the rights of New Medtronic shareholders following the transaction and the rights of Covidien shareholders before the transaction include, among other things, differences with respect to repurchases and redemptions, calls on shares and forfeiture of shares, determinations of the size of the New Medtronic board of directors, the convening of extraordinary shareholder meetings, notices required to make nominations of directors or bring other business in front of shareholder meetings, record dates of shareholder meetings, quorums at shareholder meetings, adjournments of shareholder meetings, the shareholder vote required to approve variations of class rights, the shareholder vote required to approve certain transactions and certain amendments to the articles of association and the inclusion of certain provisions regarding business combinations, control share acquisitions and fair price requirements in tender offers. See “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares” beginning on page 338 and “Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares” beginning on page 370.

As a result of different shareholder voting requirements in Ireland relative to Minnesota, New Medtronic will have less flexibility with respect to certain aspects of capital management than Medtronic currently has.

Under Minnesota law and Medtronic’s articles, Medtronic’s directors may issue, without shareholder approval or any preemptive rights, any shares authorized by its articles of incorporation that are not already issued.

Under Irish law, New Medtronic’s directors may issue new ordinary or preferred shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by the memorandum and articles of association of New Medtronic or by an ordinary resolution of the New Medtronic shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to waive their statutory preemption rights by way of special resolution with respect to any particular allotment of shares or generally, subject to a five year limit on such waiver. Accordingly, New Medtronic’s articles of association contain, as permitted by Irish company law, a provision authorizing the board to issue new shares for cash without offering preemption rights. The authorization of the directors to issue shares without further shareholder approval and the authorization of the waiver of the statutory preemption rights must both be renewed by the shareholders at least every five years, and Medtronic cannot provide any assurance that these authorizations will always be approved, which could limit New Medtronic’s ability to issue equity and thereby adversely affect the holders of New Medtronic securities. While Medtronic does not believe that the differences between Minnesota law and Irish law relating to New Medtronic’s capital management will have an adverse effect on New Medtronic, situations may arise where the flexibility Medtronic now has under Minnesota law would have provided benefits to New Medtronic shareholders that will not be available under Irish law. Please see “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares” beginning on page 338.

The transaction may not allow us to maintain competitive global cash management and a low effective corporate tax rate.

We believe that the transaction should give New Medtronic the ability to maintain competitive global cash management and a competitive worldwide effective corporate tax rate. We cannot give any assurance as to what New Medtronic’s effective tax rate will be after the transaction, however, because of, among other things, uncertainty regarding the tax policies of the jurisdictions where New Medtronic will operate. New Medtronic’s actual effective tax rate may vary from this expectation and that variance may be material. Additionally, the tax laws of Ireland and other jurisdictions could change in the future, and such changes could cause a material change in New Medtronic’s effective tax rate.

Following the completion of the transaction, a transfer of your New Medtronic shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of New Medtronic shares effected by means of the transfer of book entry interests in the Depository Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of New Medtronic shares will be traded through DTC by brokers who hold such shares on behalf of customers.

However, if you hold your New Medtronic shares directly rather than beneficially through DTC, any transfer of your New Medtronic shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your shares. Note, however, that transfers of Covidien shares are currently subject to the same potential liability to Irish stamp duty in circumstances similar to those in which Irish stamp duty may be payable in respect of New Medtronic shares. Please see “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Stamp Duty” beginning on page 152.

In certain limited circumstances, dividends paid by New Medtronic may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (currently at a rate of 20%) may arise in respect of dividends paid on New Medtronic shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and shareholders resident in the countries listed in Annex H attached to this joint proxy statement/prospectus may be entitled to exemptions from dividend withholding tax.

Please see “ Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Withholding Tax on Dividends” beginning on page 153, and, in particular, please note the requirement to complete certain dividend withholding tax forms in order to qualify for many of the exemptions.

Shareholders resident in the U.S. that hold their shares through DTC will not be subject to dividend withholding tax, provided the addresses of the beneficial owners of such shares in the records of the brokers holding such shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by New Medtronic). However, other shareholders may be subject to dividend withholding tax, which could adversely affect the price of their shares. Note, however, that dividends currently paid on the Covidien shares are subject to similar Irish dividend withholding tax implications and procedures as dividends which will be paid on New Medtronic shares and former Covidien shareholders who hold New Medtronic shares will be able to rely on forms previously filed (until their expiration) with Covidien to receive dividends without Irish withholding tax. Please see “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Withholding Tax on Dividends” beginning on page 153.

After the transaction, dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from New Medtronic will not be subject to Irish income tax in respect of those dividends unless they have some connection with Ireland other than their shareholding in New Medtronic (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends. Note that similar Irish income tax considerations currently apply to the holders of Covidien shares. Please see “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Income Tax on Dividends Paid on New Medtronic Shares” beginning on page 155.

New Medtronic shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of New Medtronic shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because New Medtronic shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Note that Covidien ordinary shares are also regarded as property situated in Ireland for CAT purposes and the same CAT considerations also currently apply to holders of Covidien ordinary shares. Please see “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Capital Acquisitions Tax” beginning on page 156.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding shares in and receiving dividends from New Medtronic.

Risks Relating to Medtronic’s Business

As used in this “Risks Relating to Medtronic’s Business” section, references to the “company” refer to Medtronic (and not, for the avoidance of doubt, to Covidien or New Medtronic).

The medical device industry is highly competitive and Medtronic may be unable to compete effectively.

Medtronic competes in both the therapeutic and diagnostic medical markets in more than 140 countries throughout the world. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. In the product lines in which Medtronic competes, Medtronic faces a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of niche products. Development by other companies of new or improved products, processes, or technologies may make Medtronic’s products or proposed products less competitive. In addition, Medtronic faces competition from providers of alternative medical therapies such as pharmaceutical companies. Competitive factors include:

•	product reliability;

•	product performance;

•	product technology;

•	product quality;

•	breadth of product lines;

•	product services;

•	customer support;

•	price; and

•	reimbursement approval from health care insurance providers.

Major shifts in industry market share have occurred in connection with product problems, physician advisories, safety alerts, and publications about Medtronic’s products, reflecting the importance of product quality, product efficacy, and quality systems in the medical device industry. In the current environment of managed care, consolidation among health care providers, increased competition, and declining reimbursement rates, Medtronic has been increasingly required to compete on the basis of price. In order to continue to compete effectively, Medtronic must continue to create, invest in, or acquire advanced technology, incorporate this technology into Medtronic’s proprietary products, obtain regulatory approvals in a timely manner, and manufacture and successfully market Medtronic’s products. Given these factors, Medtronic cannot guarantee that the company will be able to continue its level of success in the industry.

Reduction or interruption in supply and an inability to develop alternative sources for supply may adversely affect Medtronic’s manufacturing operations and related product sales.

Medtronic manufactures most of its products at 41 manufacturing facilities located throughout the world. Medtronic purchases many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally, Medtronic has been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness, or availability, Medtronic procures certain components and raw materials from a sole supplier. Medtronic works closely with the company’s suppliers to try to ensure continuity of supply while maintaining high quality and reliability. However, Medtronic cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the U.S. Food and Drug Administration (the “U.S. FDA”) regarding the manufacture of Medtronic’s products, Medtronic may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Medtronic’s ability to manufacture the company’s products in a timely or cost-effective manner and to make the company’s related product sales. Moreover, pursuant to the conflict minerals requirements promulgated by the SEC as a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), Medtronic is required to report on the source of any conflict minerals used in the company’s products, as well as the process Medtronic uses to determine the source of such materials. Medtronic will incur expenses as the company works with its suppliers to evaluate the source of any conflict minerals in the company’s products, and compliance with these requirements could adversely affect the sourcing, supply, and pricing of the company’s raw materials.

Medtronic’s industry is experiencing greater scrutiny and regulation by governmental authorities, which may lead to greater regulation in the future.

Medtronic’s medical devices and Medtronic’s business activities are subject to rigorous regulation, including by the U.S. FDA, the U.S. Department of Justice (“DOJ”), and numerous other federal, state, and foreign governmental authorities. These authorities and members of Congress have been increasing their scrutiny of Medtronic’s industry. For example, Medtronic has received inquiries from members of Congress and other government agencies regarding a variety of matters. In addition, certain state governments and the federal government have enacted legislation aimed at increasing transparency of Medtronic’s interactions with health care providers. As a result, Medtronic is required by law to disclose payments and other transfers of value to health care providers licensed by certain states and, starting with payments or other transfers of value made on or after August 1, 2013, to all U.S. physicians and U.S. teaching hospitals at the federal level. Any failure to comply with these legal and regulatory requirements could impact Medtronic’s business. In addition, Medtronic may continue to devote substantial additional time and financial resources to further develop and implement policies, systems, and processes to comply with enhanced legal and regulatory requirements, which may also impact Medtronic’s business. Medtronic anticipates that governmental authorities will continue to scrutinize Medtronic’s industry closely, and that additional regulation may increase compliance and legal costs, exposure to litigation, and other adverse effects to Medtronic’s operations.

Medtronic is subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect its financial condition and business operations.

Medtronic’s medical devices are subject to regulation by numerous government agencies, including the U.S. FDA and comparable agencies outside the U.S. To varying degrees, each of these agencies requires Medtronic to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of Medtronic’s medical devices. Medtronic cannot guarantee that the company will be able to obtain marketing clearance for its new products or enhancements or modifications to existing products. If such approval is obtained, it may:

•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance;

•	involve modifications, repairs, or replacements of Medtronic’s products; and

•	result in limitations on the proposed uses of Medtronic’s products.

Both before and after a product is commercially released, Medtronic has ongoing responsibilities under U.S. FDA regulations. Medtronic is also subject to periodic inspections by the U.S. FDA to determine compliance with the U.S. FDA’s requirements, including primarily the quality system regulations and medical device reporting regulations. The results of these inspections can include inspectional observations on U.S. FDA’s

Form-483, warning letters, or other forms of enforcement. Since 2009, the U.S. FDA has significantly increased its oversight of companies subject to its regulations, including medical device companies, by hiring new investigators and stepping up inspections of manufacturing facilities. The U.S. FDA has recently also significantly increased the number of warning letters issued to companies. If the U.S. FDA were to conclude that Medtronic is not in compliance with applicable laws or regulations, or that any of Medtronic’s medical devices are ineffective or pose an unreasonable health risk, the U.S. FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices, refuse to grant pending pre-market approval applications or require certificates of foreign governments for exports, and/or require Medtronic to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The U.S. FDA may also impose operating restrictions on a company-wide basis, enjoin and/or restrain certain conduct resulting in violations of applicable law pertaining to medical devices, and assess civil or criminal penalties against Medtronic’s officers, employees, or the company itself. The U.S. FDA may also recommend prosecution to the DOJ. Any adverse regulatory action, depending on its magnitude, may restrict Medtronic from effectively marketing and selling its products.

In addition, device manufacturers are permitted to promote products solely for the uses and indications set forth in the approved product labeling. A number of enforcement actions have been taken against manufacturers that promote products for “off-label” uses, including actions alleging that federal health care program reimbursement of products promoted for “off-label” uses are false and fraudulent claims to the government. The failure to comply with “off-label” promotion restrictions can result in significant administrative obligations and costs, and potential penalties from, and/or agreements with, the federal government.

Pursuant to Dodd-Frank, the SEC promulgated final rules regarding disclosure of the use of certain minerals, known as “conflict minerals”: tantalum, tin, tungsten (or their ores), and gold, which are mined from the Democratic Republic of the Congo and adjoining countries. Under the rules, Medtronic is now required to disclose the procedures the company employs to determine the sourcing of such minerals and metals produced from those minerals. There are costs associated with complying with these disclosure requirements, including for diligence in regards to the sources of any conflict minerals used in Medtronic’s products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in Medtronic’s products. As of the date of Medtronic’s conflict minerals report for the 2013 calendar year, Medtronic was unable to obtain the necessary information on conflict minerals from all of Medtronic’s suppliers and were unable to determine that all of Medtronic’s products are conflict free. Medtronic may continue to face difficulties in gathering this information in the future. Medtronic may face reputational challenges if the company determines that certain of its products contain minerals not determined to be conflict free or if Medtronic is unable to sufficiently verify the origins for all conflict minerals used in the company’s products through the procedures it implements.

Foreign governmental regulations have become increasingly stringent and more common, and Medtronic may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s non-compliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on Medtronic. Medtronic’s worldwide operations are also required to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws. If Medtronic fails to comply with them, the company could suffer civil and/or criminal sanctions.

Medtronic is also subject to various environmental laws and regulations both within and outside the U.S. Medtronic’s operations involve the use of substances regulated under environmental laws, primarily those used in manufacturing and sterilization processes. Medtronic cannot guarantee that compliance with environmental protection laws and regulations will not have a material impact on Medtronic’s consolidated earnings, financial condition, and/or cash flows.

Medtronic’s failure to comply with rules relating to reimbursement and regulation of health care goods and services may subject Medtronic to penalties and adversely impact Medtronic’s reputation and business operations.

Medtronic’s devices and therapies are subject to regulation regarding quality and cost by the U.S. Department of Health and Human Services (“HHS”), including the Centers for Medicare & Medicaid Services (“CMS”) as well as comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care goods and services. U.S. federal government health care laws apply when Medtronic submits a claim on behalf of a U.S. federal health care program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under a U.S. federal government-funded health care program, such as Medicare or Medicaid. The principal U.S. federal laws implicated include those that prohibit the filing of false or improper claims for federal payment, known as the false claims laws; those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded health care programs, known as the anti-kickback laws; and that which prohibits health care service providers seeking reimbursement for providing certain services to a patient who was referred by a physician who has certain types of direct or indirect financial relationships with the service provider, known as the Stark law.

The laws applicable to Medtronic are subject to evolving interpretations. If a governmental authority were to conclude that Medtronic is not in compliance with applicable laws and regulations, Medtronic and its officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by CMS. If Medtronic is excluded from participation based on such an interpretation it could adversely affect the company’s reputation and business operations.

Quality problems with Medtronic’s processes, goods, and services could harm the company’s reputation for producing high-quality products and erode the company’s competitive advantage, sales, and market share.

Quality is extremely important to Medtronic and Medtronic’s customers due to the serious and costly consequences of product failure. Medtronic’s quality certifications are critical to the marketing success of Medtronic’s goods and services. If Medtronic fails to meet these standards, the company’s reputation could be damaged, the company could lose customers, and the company’s revenue and results of operations could decline. Aside from specific customer standards, Medtronic’s success depends generally on the company’s ability to manufacture to exact tolerances precision-engineered components, subassemblies, and finished devices from multiple materials. If Medtronic’s components fail to meet these standards or fail to adapt to evolving standards, the company’s reputation as a manufacturer of high-quality components will be harmed, the company’s competitive advantage could be damaged, and the company could lose customers and market share.

Medtronic is substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to the company’s rights or the rights of others may result in the company’s payment of significant monetary damages and/or royalty payments, negatively impact the company’s ability to sell current or future products, or prohibit the company from enforcing its patent and other proprietary rights against others.

Medtronic operates in an industry characterized by extensive patent litigation. Patent litigation against Medtronic can result in significant damage awards and injunctions that could prevent Medtronic’s manufacture and sale of affected products or require Medtronic to pay significant royalties in order to continue to manufacture or sell affected products. At any given time, Medtronic is generally involved as both a plaintiff and a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent litigation, Medtronic believes the results associated with any such litigation could result in the company’s payment of significant monetary damages and/or royalty payments, negatively impact the company’s ability to sell current or future products, or prohibit the company from enforcing its patent and proprietary rights against others, which would generally have a material adverse impact on Medtronic’s consolidated earnings, financial condition, and/or cash flows.

Medtronic relies on a combination of patents, trade secrets, and non-disclosure and non-competition agreements to protect the company’s proprietary intellectual property, and the company will continue to do so. While Medtronic intends to defend against any threats to the company’s intellectual property, these patents, trade secrets, or other agreements may not adequately protect Medtronic’s intellectual property. Further, pending patent applications owned by Medtronic may not result in patents being issued to the company, patents issued to or licensed by Medtronic in the past or in the future may be challenged or circumvented by competitors and such patents may be found invalid, unenforceable or insufficiently broad to protect Medtronic’s technology or to provide Medtronic with any competitive advantage. Third parties could obtain patents that may require Medtronic to negotiate licenses to conduct the company’s business, and the required licenses may not be available on reasonable terms or at all. Medtronic also relies on non-disclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. Medtronic cannot be certain that these agreements will not be breached, that the company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to the company’s trade secrets or proprietary knowledge.

In addition, the laws of certain countries in which Medtronic markets some of the company’s products do not protect Medtronic’s intellectual property rights to the same extent as the laws of the U.S. If Medtronic is unable to protect the company’s intellectual property in these countries, it could have a material adverse effect on the Medtronic’s business, financial condition, or results of operations.

Product liability claims could adversely impact Medtronic’s financial condition and the company’s earnings and impair the company’s reputation.

Medtronic’s business exposes the company to potential product liability risks that are inherent in the design, manufacture, and marketing of medical devices. In addition, many of the medical devices Medtronic manufactures and sells are designed to be implanted in the human body for long periods of time or indefinitely. Component failures, manufacturing defects, design flaws, or inadequate disclosure of product-related risks or product-related information with respect to Medtronic’s products could result in an unsafe condition or injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of Medtronic’s products, which could ultimately result, in certain cases, in the removal from the body of such products and claims regarding costs associated therewith. Medtronic has elected to self-insure with respect to product liability risks. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on Medtronic’s business and reputation and on the company’s ability to attract and retain customers for the company’s products.

Health care policy changes, including U.S. health care reform legislation signed in 2010, may have a material adverse effect on Medtronic.

In response to perceived increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payers to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices Medtronic is able to charge for the company’s products or the amounts of reimbursement available for the company’s products and could limit the acceptance and availability of the company’s products. The adoption of some or all of these proposals could have a material adverse effect on Medtronic’s financial position and results of operations.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010. Certain provisions of the law will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impacts will be from the law. The legislation imposes significant new taxes on medical device makers in the form of a 2.3 percent excise tax on all U.S. medical device sales that commenced in January 2013. Under the legislation, the total cost to the medical device industry is expected to be approximately $20 billion over 10 years. Medtronic expects the new tax will materially and adversely affect Medtronic’s business, cash flows and results of operations. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. Medtronic cannot predict what health care programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for Medtronic’s products or reduce medical procedure volumes could adversely affect Medtronic’s business and results of operations.

Medtronic’s self-insurance program may not be adequate to cover future losses.

Medtronic has elected to self-insure most of the company’s insurable risks. Medtronic made this decision based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing numbers of coverage limitations, and dramatically higher insurance premium rates. Medtronic maintains a directors and officers policy providing limited coverage and continues to monitor the insurance marketplace to evaluate the value to the company of obtaining insurance coverage for other categories of losses in the future. While based on historical loss trends Medtronic believes that the company’s self-insurance program accruals and the company’s existing insurance coverage will be adequate to cover future losses, Medtronic cannot guarantee that this will remain true. Historical trends may not be indicative of future losses. The fact that Medtronic does not maintain third-party insurance coverage for all categories of losses increases Medtronic’s exposure to unanticipated claims, and these losses could have a material adverse impact on Medtronic’s consolidated earnings, financial condition, and/or cash flows.

If Medtronic experiences decreasing prices for the company’s goods and services and the company is unable to reduce its expenses, the results of the Medtronic’s operations will suffer.

Medtronic may experience decreasing prices for the company’s goods and services due to pricing pressure experienced by the company’s customers from managed care organizations and other third-party payers, increased market power of the company’s customers as the medical device industry consolidates, and increased competition among medical engineering and manufacturing services providers. If the prices for Medtronic’s goods and services decrease and Medtronic is unable to reduce the company’s expenses, the results of the company’s operations will be adversely affected.

Continuing worldwide economic instability, including challenges faced by the Eurozone countries, could adversely affect Medtronic’s revenues, financial condition or results of operations.

Since fiscal year 2008, the global economy has been impacted by the sequential effects of an ongoing global financial crisis. This global financial crisis, including the European sovereign debt crisis, has caused extreme disruption in the financial markets, including severely diminished liquidity and credit availability. There can be no assurance that there will not be further deterioration in the global economy. Medtronic’s customers and vendors may experience financial difficulties or be unable to borrow money to fund their operations which may adversely impact their ability to purchase Medtronic’s products or to pay for Medtronic’s products on a timely basis, if at all. As with Medtronic’s customers and vendors, these economic conditions make it more difficult for Medtronic to accurately forecast and plan the company’s future business activities. In addition, a significant amount of Medtronic’s trade receivables are with national health care systems in many countries (including, but not limited to, Greece, Ireland, Portugal, and Spain). Repayment of these receivables is dependent upon the financial stability of the economies of those countries.

In light of these global economic fluctuations, Medtronic continues to monitor the creditworthiness of customers located outside the U.S. Failure to receive payment of all or a significant portion of these receivables could adversely affect Medtronic’s results of operations. Further, there are concerns for the overall stability and suitability of the Euro as a single currency, given the economic and political challenges facing individual Eurozone countries. Continuing deterioration in the creditworthiness of the Eurozone countries, the withdrawal of one or more member countries from the European Union (“EU”), or the failure of the Euro as a common European currency could adversely affect Medtronic’s revenues, financial condition or results of operations.

Medtronic is subject to a variety of market and financial risks due to the company’s international operations that could adversely affect those operations or Medtronic’s profitability and operating results.

Medtronic’s operations in countries outside the U.S., which accounted for 46 percent of Medtronic’s net sales for the fiscal year ended April 25, 2014, are accompanied by certain financial and other risks. Medtronic intends to continue to pursue growth opportunities in sales outside the U.S., especially in emerging markets, which could expose Medtronic to greater risks associated with international sales and operations. Medtronic’s profitability and international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	local product preferences and product requirements;

•	longer-term receivables than are typical in the U.S.;

•	fluctuations in foreign currency exchange rates;

•	less intellectual property protection in some countries outside the U.S. than exists in the U.S.;

•	trade protection measures and import and export licensing requirements;

•	workforce instability;

•	political and economic instability; and

•	the potential payment of U.S. income taxes on certain earnings of Medtronic’s subsidiaries outside the U.S. upon repatriation.

In particular, the Obama Administration has announced potential legislative proposals to tax profits of U.S. companies earned abroad. While it is impossible for Medtronic to predict whether these and other proposals will be implemented, or how they will ultimately impact Medtronic, they may materially impact Medtronic’s results of operations if, for example, Medtronic’s profits earned abroad are subject to U.S. income tax or Medtronic is otherwise disallowed deductions as a result of these profits.

Finally, changes in foreign currency exchange rates may reduce the reported value of Medtronic’s foreign currency revenues, net of expenses, and cash flows. Medtronic cannot predict changes in currency exchange rates, the impact of exchange rate changes, nor the degree to which Medtronic will be able to manage the impact of currency exchange rate changes.

Medtronic’s international operations expose Medtronic to legal and regulatory risks, which could have a material effect on Medtronic’s business.

In addition to market and financial risks, Medtronic’s profitability and international operations are, and will continue to be, subject to risks relating to changes in foreign medical reimbursement programs and policies and changes in foreign legal and regulatory requirements. In addition, Medtronic’s international operations are governed by various U.S. laws and regulations, including the FCPA and other similar laws that prohibit Medtronic and Medtronic’s business partners from making improper payments or offers of payment to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Global enforcement of anti-corruption laws has increased substantially in recent years, with more frequent voluntary self-disclosures by companies, aggressive investigations and enforcement proceedings by U.S. and foreign governmental agencies, and assessment of significant fines and penalties against companies and individuals. Medtronic’s international operations create the risk of unauthorized payments or offers of payments by one of Medtronic’s employees, consultants, sales agents, or distributors because these parties are not always subject to Medtronic’s control. It is Medtronic’s policy to implement safeguards to discourage these practices. However, Medtronic’s existing safeguards and any future improvements may prove to be less than effective, and Medtronic’s employees, consultants, sales agents, or distributors may engage in conduct for which Medtronic might be held responsible. Any alleged or actual violations of these regulations may subject Medtronic to government scrutiny, severe criminal or civil sanctions and other liabilities, including exclusion from government contracting, and could negatively affect Medtronic’s business, reputation, operating results, and financial condition. In addition, the government may seek to hold Medtronic liable for successor liability FCPA violations committed by any companies in which Medtronic invests or that Medtronic acquires.

Consolidation in the health care industry could have an adverse effect on Medtronic’s revenues and results of operations.

Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. As the health care industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by Medtronic. If Medtronic is forced to reduce the company’s prices because of consolidation in the health care industry, Medtronic’s revenues would decrease and Medtronic’s consolidated earnings, financial condition, and/or cash flows would suffer.

Medtronic’s business is indirectly subject to health care industry cost-containment measures that could result in reduced sales of medical devices containing Medtronic’s components.

Most of Medtronic’s customers, and the health care providers to whom Medtronic’s customers supply medical devices, rely on third-party payers, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which medical devices that incorporate components Medtronic manufactures or assembles are used. The continuing efforts of governmental authorities, insurance companies, and other payers of health care costs to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payers. If third-party payer payment approval cannot be obtained by patients, sales of finished medical devices that include Medtronic’s components may decline significantly, and Medtronic’s customers may reduce or eliminate purchases of Medtronic’s components. The cost-containment measures that health care providers are instituting, both in the U.S. and internationally, could harm Medtronic’s ability to operate profitably. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing does not currently exist for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it could result in lower prices to Medtronic’s customers from their customers and, in turn, reduce the amounts Medtronic can charge its customers for the company’s medical devices.

Medtronic’s research and development efforts rely upon investments and investment collaborations, and Medtronic cannot guarantee that any previous or future investments or investment collaborations will be successful.

Medtronic’s strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products, and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through Medtronic’s research and development efforts, historically, Medtronic has relied, and expects to continue to rely, upon investments and investment collaborations to provide Medtronic access to new technologies both in areas served by Medtronic’s existing businesses as well as in new areas.

Medtronic expects to make future investments where Medtronic believes that the company can stimulate the development of, or acquire, new technologies and products to further Medtronic’s strategic objectives and strengthen Medtronic’s existing businesses. Investments and investment collaborations in and with medical technology companies are inherently risky, and Medtronic cannot guarantee that any of Medtronic’s previous or future investments or investment collaborations will be successful or will not materially adversely affect Medtronic’s consolidated earnings, financial condition, and/or cash flows.

The continuing development of many of Medtronic’s products depends upon Medtronic maintaining strong relationships with health care professionals.

If Medtronic fails to maintain the company’s working relationships with health care professionals, many of Medtronic’s products may not be developed and marketed in line with the needs and expectations of the professionals who use and support Medtronic’s products, which could cause a decline in Medtronic’s earnings and profitability. The research, development, marketing, and sales of many of Medtronic’s new and improved products is dependent upon Medtronic maintaining working relationships with health care professionals. Medtronic relies on these professionals to provide Medtronic with considerable knowledge and experience regarding the development, marketing, and sale of Medtronic’s products. Physicians assist Medtronic as researchers, marketing and product consultants, inventors, and public speakers. If Medtronic is unable to maintain the company’s strong relationships with these professionals and continue to receive their advice and input, the development and marketing of Medtronic’s products could suffer, which could have a material adverse effect on Medtronic’s consolidated earnings, financial condition, and/or cash flows.

Negative conditions in the global credit market may impair Medtronic’s commercial paper program, Medtronic’s auction rate securities, and Medtronic’s other fixed income securities, which may cause losses and liquidity issues for Medtronic.

Medtronic has investments in marketable debt securities that are classified and accounted for as available-for-sale. Medtronic’s debt securities include U.S. and foreign government and agency securities, corporate debt securities, certificates of deposit, debt funds, and mortgage-backed and other asset-backed securities, including auction rate securities. Market conditions over the past several years have included periods of significant economic uncertainty and at times general market distress, especially in the banking and financial services sector. During these periods of economic uncertainty, Medtronic may experience reduced liquidity across the fixed-income investment market, including the securities in which Medtronic invests. In the event Medtronic needs to sell these securities, Medtronic may not be able to do so in a timely manner or for a value that is equal to the underlying principal. In addition, Medtronic may be required to adjust the carrying value of the securities and record an impairment charge. If Medtronic determines that the fair value of such securities is temporarily impaired, Medtronic would record a temporary impairment as a component of accumulated other comprehensive loss within shareholders’ equity. If it is determined that the fair value of these securities is other-than-temporarily impaired, Medtronic would record a loss in the company’s consolidated statements of earnings, which could materially adversely impact Medtronic’s results of operations and financial condition.

Negative market conditions may also impair Medtronic’s ability to access the capital markets through the issuance of commercial paper or debt securities, or may impact Medtronic’s ability to sell such securities at a reasonable price and may negatively impact Medtronic’s ability to borrow from financial institutions.

Medtronic’s products are continually the subject of clinical trials conducted by Medtronic, Medtronic’s competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on Medtronic’s business, financial condition, and results of operations.

As a part of the regulatory process of obtaining marketing clearance for new products and new indications for existing products, Medtronic conducts and participates in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable or inconsistent clinical data from existing or future clinical trials conducted by Medtronic, by Medtronic’s competitors, or by third parties, or the market’s or U.S. FDA’s perception of this clinical data, may adversely impact Medtronic’s ability to obtain product approvals, Medtronic’s position in, and share of, the markets in which Medtronic participates, and Medtronic’s business, financial condition, and results of operations.

Failure to integrate acquired businesses into Medtronic’s operations successfully could adversely affect Medtronic’s business.

As part of Medtronic’s strategy to develop and identify new products and technologies, Medtronic has made several acquisitions in recent years and may make additional acquisitions in the future. Medtronic’s integration of the operations of acquired businesses requires significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing, and finance. These efforts result in additional expenses and involve significant amounts of management’s time that cannot then be dedicated to other projects. Medtronic’s failure to manage and coordinate the growth of the combined company successfully could also have an adverse impact on Medtronic’s business. In addition, Medtronic cannot be certain that the businesses Medtronic acquires will become profitable or remain so. If Medtronic’s acquisitions are not successful, Medtronic may record unexpected impairment charges. Factors that will affect the success of Medtronic’s acquisitions include:

•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;

•	adverse developments arising out of investigations by governmental entities of the business practices of acquired companies, including potential liability imposed by the FCPA;

•	any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;

•	Medtronic’s ability to retain key employees; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings, and effectively combining technologies to develop new products.

For additional information regarding risks relating to the transaction, see risk factors above under the headings “Risks Relating to the Transaction” and “Risks Relating to the Business of the Combined Company.”

The medical device industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of Medtronic’s management, and have an adverse effect on Medtronic’s financial condition and results of operations.

Medtronic is subject to rigorous regulation by the U.S. FDA and numerous other federal, state, and foreign governmental authorities. These authorities have been increasing their scrutiny of Medtronic’s industry. Medtronic has received subpoenas and other requests for information from state and federal governmental agencies, including, among others, the DOJ and the Office of Inspector General of HHS. These investigations have related primarily to financial arrangements with health care providers, regulatory compliance, and product promotional practices. Similar requests were made of Medtronic’s major competitors.

Medtronic is fully cooperating with these investigations and is responding to these requests. However, Medtronic cannot predict when these investigations will be resolved, the outcome of these investigations, or their impact on Medtronic. An adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, including exclusion from government reimbursement programs, entry into Corporate Integrity Agreements

(“CIAs”) with governmental agencies and amendments to existing CIAs. In addition, resolution of any of these matters could involve the imposition of additional and costly compliance obligations. Finally, if these investigations continue over a long period of time, they could divert the attention of management from the day-to-day operations of Medtronic’s business and impose significant administrative burdens, including cost, on Medtronic. These potential consequences, as well as any adverse outcome from these investigations or other investigations initiated by the government at any time, could have a material adverse effect on Medtronic’s financial condition and results of operations.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on Medtronic’s financial condition and results of operations.

Medtronic is subject to income taxes as well as non-income based taxes, in both the U.S. and various jurisdictions outside the U.S. Medtronic is subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with certain positions Medtronic has taken and assess additional taxes. Medtronic regularly assesses the likely outcomes of these audits in order to determine the appropriateness of Medtronic’s tax provision. However, there can be no assurance that Medtronic will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on Medtronic’s consolidated earnings and financial condition. Additionally, changes in tax laws or tax rulings could materially impact Medtronic’s effective tax rate. For example, recent legislation imposed on medical device manufacturers a 2.3 percent excise tax on U.S. sales of medical devices beginning in January 2013. Proposals for fundamental U.S. corporate tax reform, if enacted, could have a material impact on Medtronic’s future results of operations.

Medtronic is increasingly dependent on sophisticated information technology and if Medtronic fails to properly maintain the integrity of the company’s data or if Medtronic’s products do not operate as intended, Medtronic’s business could be materially affected.

Medtronic is increasingly dependent on sophisticated information technology for its products and infrastructure. As a result of technology initiatives, recently enacted regulations, changes in Medtronic’s system platforms and integration of new business acquisitions, Medtronic has been consolidating and integrating the number of systems the company operates and has upgraded and expanded the company’s information systems capabilities. Medtronic’s information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving systems and regulatory standards, the increasing need to protect patient and customer information, and changing customer patterns. In addition, third parties may attempt to hack into Medtronic’s products or systems and may obtain data relating to patients with Medtronic’s products or Medtronic’s proprietary information. If Medtronic fails to maintain or protect the company’s information systems and data integrity effectively, Medtronic could lose existing customers, have difficulty attracting new customers, have problems in determining product cost estimates and establishing appropriate pricing, have difficulty preventing, detecting, and controlling fraud, have disputes with customers, physicians, and other health care professionals, have regulatory sanctions or penalties imposed, have increases in operating expenses, incur expenses or lose revenues as a result of a data privacy breach, or suffer other adverse consequences. There can be no assurance that Medtronic’s process of consolidating the number of systems Medtronic operates, upgrading and expanding Medtronic’s information systems capabilities, protecting and enhancing Medtronic’s systems and developing new systems to keep pace with continuing changes in information processing technology will be successful or that additional systems issues will not arise in the future. Any significant breakdown, intrusion, interruption, corruption, or destruction of these systems, as well as any data breaches, could have a material adverse effect on Medtronic’s business.

SELECTED HISTORICAL FINANCIAL DATA OF MEDTRONIC

Medtronic is providing you with the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the transaction. Medtronic derived (i) the financial information as of and for the fiscal years ended April 30, 2010 through April 25, 2014 from its audited financial statements for the fiscal years then ended and (ii) the financial information as of and for the three months ended July 25, 2014 and July 26, 2013 from its unaudited condensed consolidated financial statements which include, in the opinion of Medtronic’s management, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Medtronic and the related notes and the historical unaudited consolidated financial statements of Medtronic and the related notes, as well as the section titled “Medtronic Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

	(Unaudited) Three months ended		Fiscal Year Ended Last Friday of April
	July 25, 2014	July 26, 2013
			2014	2013	2012	2011	2010
(in millions, except per share data)
Operating Results for the Fiscal Year:
Net sales	$4,273	$4,083	$17,005	$16,590	$16,184	$15,508	$15,392
Earnings from continuing operations	871	953	3,065	3,467	3,415	3,055	3,083
Earnings from discontinued operations, net of tax	—	—	—	—	202	41	16
Net earnings	871	953	3,065	3,467	3,617	3,096	3,099
Per Share of Common Stock:
Basic—Earnings from continuing operations	$0.88	$0.94	$3.06	$3.40	$3.24	$2.84	$2.79
Basic—Net earnings	0.88	0.94	3.06	3.40	3.43	2.87	2.80
Diluted—Earnings from continuing operations	0.87	0.93	3.02	3.37	3.22	2.82	2.78
Diluted—Net earnings	0.87	0.93	3.02	3.37	3.41	2.86	2.79
Cash dividends declared	0.305	0.280	1.12	1.04	0.97	0.90	0.82
Financial Position at Fiscal Year-end:
Working capital	$15,337	$13,805	$15,651	$13,902	$10,409	$9,437	$8,482
Total assets	37,554	34,972	37,943	34,900	32,818	30,662	28,305
Long-term debt	10,323	9,637	10,315	9,741	7,359	8,112	6,944
Shareholders’ equity	19,248	18,519	19,443	18,671	17,113	15,968	14,629

SELECTED HISTORICAL FINANCIAL DATA OF COVIDIEN

Covidien is providing you with the following selected historical consolidated financial information to assist you in your analysis of the financial aspects of the transaction. Covidien derived (i) the financial information as of September 25, 2009 and September 24, 2010 and as of and for the fiscal years ended September 30, 2011 through September 27, 2013 from its audited consolidated financial statements for the fiscal years then ended, (ii) the financial information for the fiscal years ended September 25, 2009 and September 24, 2010 from its unaudited consolidated financial statements for the fiscal years then ended, as amounts have been recast to reflect Covidien’s former Pharmaceuticals business as discontinued operations, and (iii) the financial information as of and for the nine months ended June 27, 2014 and June 28, 2013 from its unaudited condensed consolidated financial statements which include, in the opinion of Covidien’s management, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the historical audited and unaudited consolidated financial statements of Covidien and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Covidien’s Current Report on Form 8-K filed with the SEC on July 11, 2014 and Covidien’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2014 filed with the SEC on July 30, 2014, each of which is incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

	Nine Months Ended		Fiscal Year Ended Last Friday of September
	June 27, 2014	June 28, 2013
			2013	2012	2011(1)	2010	2009
(in millions, except per share data)
Consolidated Statement of Income Data(2):
Net sales	$7,925	$7,675	$10,235	$9,851	$9,607	$8,438	$7,813
Gross profit(3)	4,665	4,598	6,085	5,907	5,721	4,945	4,411
Selling, general, and administrative expenses(4)	2,780	2,505	3,340	3,261	3,153	2,825	2,846
Research and development expenses(5)	397	362	508	479	412	333	386
Restructuring charges, net	116	71	105	82	114	66	34
Gain on divestiture, net	(107)	—	—	—	—	—	—
Operating Income	1,479	1,660	2,132	2,085	2,042	1,721	1,145
Interest expense, net	(143)	(148)	(192)	(191)	(184)	(179)	(151)
Other income, net(6)	86	74	89	25	22	40	145
Income from continuing operations before income taxes	1,422	1,586	2,029	1,919	1,880	1,582	1,139
Income from continuing operations	1,145	1,236	1,600	1,637	1,581	1,276	501
Consolidated Balance Sheet Data
(End of Period):
Total assets	$20,223	$20,215	$19,918	$22,257	$20,374	$20,387	$17,139
Long-term debt	4,042	5,063	5,018	4,531	4,197	4,451	2,961
Shareholders’ equity	9,954	9,671	9,242	10,565	9,817	8,974	8,001
Share Data:
Income from continuing operations:
Basic earnings per share	$2.54	$2.63	$3.43	$3.40	$3.21	$2.55	$1.00
Diluted earnings per share	$2.51	$2.61	$3.40	$3.37	$3.18	$2.53	$0.99
Cash dividends declared per ordinary share	$0.64	$0.52	$1.10	$0.94	$0.83	$0.74	$0.66
Basic weighted average number of shares outstanding	451	470	467	481	493	500	503
Diluted weighted average number of shares outstanding	455	474	471	486	497	504	505

(1)	Fiscal year 2011 includes 53 weeks. All other fiscal years above include 52 weeks.

(2)	Derived from unaudited consolidated financial statements, as amounts have been recast to reflect Covidien’s former Pharmaceuticals business as discontinued operations.
(3)	Gross profit for the first nine months of fiscal 2014 includes $16 million of charges related to the sale of acquired inventory that had been written up to fair value upon the acquisition of businesses, $5 million of restructuring-related accelerated depreciation expense, and $3 million of inventory impairments resulting from the exit of the OneShot TM renal denervation program. Gross profit for the first nine months of fiscal 2013 includes $2 million of restructuring-related accelerated depreciation expense. Gross profit for fiscal 2013 includes $4 million of restructuring-related accelerated depreciation expense. Gross profit for fiscal 2012 includes $17 million of charges related to the sale of acquired inventory that had been written up to fair value upon the acquisition of a business, $15 million of inventory impairments resulting from a product discontinuance and $5 million of restructuring-related accelerated depreciation expense. Gross profit for fiscal 2011 includes $32 million of charges related to the sale of acquired inventory that had been written up to fair value upon the acquisition of a business and $2 million of restructuring-related accelerated depreciation expense. Gross profit for fiscal 2010 includes $39 million of charges related to the sale of acquired inventory that had been written up to fair value upon the acquisition of a business.
(4)	Amount for the first nine months of fiscal 2014 includes a $181 million legal charge resulting from an increase to Covidien’s estimated indemnification obligation for certain pelvic mesh products liability cases, a charge of $65 million for the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine, transaction costs of $8 million resulting from the definitive agreement to be acquired by Medtronic, a $6 million net charge resulting from the exit of the OneShotTM renal denervation program, and income of $4 million resulting from adjustments to contingent consideration. Amount for the first nine months of fiscal 2013 includes income of $4 million resulting from adjustments to contingent consideration. Amount for fiscal 2013 includes a charge of $4 million resulting from entering into a distribution agreement and income of $3 million resulting from adjustments to contingent consideration. Amount for fiscal 2012 includes legal charges of $49 million related to Covidien’s indemnification obligations for certain claims pertaining to all known pending and estimated future pelvic mesh product liability claims, $20 million of transaction costs associated with acquisitions and a $3 million capital equipment impairment resulting from a product discontinuance. Amount for fiscal 2011 includes legal charges of $35 million related to Covidien’s indemnification obligations for certain claims pertaining to all known pending and estimated future pelvic mesh products liability claims, net of insurance recoveries and shareholder settlement income. Amount for fiscal 2010 includes transaction costs of $39 million associated with acquisitions, a legal charge of $33 million related to an antitrust case and a net loss on divestitures of $25 million. Amount for fiscal 2009 includes charges of $183 million for Covidien’s share of settlements of Tyco International securities cases and Covidien’s portion of the estimated cost to settle all the remaining Tyco International securities cases outstanding, legal charges totaling $94 million for three antitrust cases, a charge of $71 million for the estimated additional cost to remediate environmental matters at a site located in Orrington, Maine and charges totaling $21 million related to divestitures.
(5)	Includes charges resulting from entering into license agreements of $17 million and $12 million during fiscal 2013 and 2012, respectively. Amount for fiscal 2009 includes $115 million of in-process research and development charges.
(6)	Amounts primarily relate to the impact of the tax sharing agreement with Tyco International and TE Connectivity Ltd.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma financial data (“selected pro forma data”) gives effect to the acquisition of Covidien by Medtronic. The selected pro forma data have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, under which the assets and liabilities of Covidien will be recorded by Medtronic at their respective fair values as of the date the acquisition is completed. The selected Unaudited Pro Forma Condensed Combined Balance Sheet data as of July 25, 2014 gives effect to the transaction as if it had occurred on July 25, 2014. The selected Unaudited Pro Forma Condensed Combined Statements of Earnings data for the three months ended July 25, 2014 and for the fiscal year ended April 25, 2014 give effect to New Medtronic’s results of operations as if the transaction had occurred on April 27, 2013, the beginning of fiscal year 2014.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial statements (“pro forma statements”) of the combined company appearing elsewhere in this joint proxy statement/prospectus and the accompanying notes to the pro forma statements. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical audited financial statements of Medtronic (which are available in this joint proxy statement/prospectus), the historical unaudited financial statements of Medtronic for the three-month period ended July 25, 2014 (which are available in this joint proxy statement/prospectus), the historical audited financial statements of Covidien (which are available in Covidien’s Current Report on Form 8-K filed with the SEC on July 11, 2014) and the historical unaudited financial statements of Covidien for the nine-month period ended June 27, 2014 and the six-month periods ended March 28, 2014 and March 29, 2013 (which are available in Covidien’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 27, 2014 and March 28, 2014). See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information” sections of this joint proxy statement/prospectus for additional information. The selected pro forma data has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the selected pro forma data does not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the pro forma statements, the preliminary purchase price (consideration) and fair value assessment of assets and liabilities reflected in the selected pro forma data is subject to adjustment and may vary significantly from the final actual purchase price (consideration) and fair value assessment of assets and liabilities that will be recorded upon completion of the acquisition. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill.

Selected Unaudited Pro Forma Condensed Combined Statement of Earnings Data

(in millions, except per share data)	For the three months ended July 25, 2014	For the fiscal year ended April 25, 2014
	(Pro forma combined)	(Pro forma combined)
Net sales	$6,961	$27,380
Earnings from continuing operations	$795	$2,943
Earnings from continuing operations per share-basic	$0.56	$2.05
Earnings from continuing operations per share-diluted	$0.55	$2.03
Weighted average shares outstanding-basic	1,427.2	1,436.7
Weighted average shares outstanding-diluted	1,442.6	1,450.9

Selected Unaudited Pro Forma Condensed Combined Balance Sheet

(in millions)	As of July 25, 2014
(Pro forma combined)
Total assets	$100,789
Long-term debt	31,146
Total liabilities	51,288
Total shareholders’ equity and redeemable noncontrolling interest	49,501

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated into it by reference contain forward-looking statements concerning Medtronic, Covidien, New Medtronic, the acquisition, the merger and the other transactions contemplated by the Transaction Agreement that involve risks and uncertainties. All statements, trend analyses and other information contained herein about the markets for the services and products of New Medtronic, Medtronic and Covidien and future trends, plans, events, results of operations or financial condition, as well as other statements identified by the use of forward-looking terminology, including “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “goal,” “forecast,” “guidance,” “predict,” “project,” “intend,” “may,” “possible,” “potential” or the negative of these terms or other similar words, phrases or expressions, constitute forward-looking statements. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results, the ability to generate sales, income or cash flow, to realize cost savings or other benefits associated with the transaction or to pay dividends or repurchase shares are forward-looking statements. These forward-looking statements are not historical facts but instead represent only New Medtronic’s, Medtronic’s and Covidien’s expectations, estimates and projections regarding future events, based on current beliefs of management as well as assumptions made by, and information currently available to, management. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict, many of which are outside the control of New Medtronic, Medtronic and Covidien, which may include the risk factors set forth above and other market, business, legal and operational uncertainties discussed elsewhere in this joint proxy statement/prospectus and the documents which are incorporated herein by reference. Those uncertainties include, but are not limited to:

•	the inherent uncertainty associated with financial projections;

•	failure to satisfy one or more closing conditions with respect to the acquisition and the merger;

•	the inability to complete the transaction, including restructuring in connection with the acquisition, on a timely basis or at all;

•	adverse regulatory decisions;

•	the risk that the required regulatory approvals for the transaction are not obtained, are delayed or are subject to conditions that are not anticipated;

•	product liability claims;

•	the timing and success of product launches;

•	the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any;

•	potential for adverse pricing movement;

•	difficulties or delays in manufacturing;

•	reduction or interruption in supply;

•	changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s or Covidien’s consolidated tax liabilities, including, without limitation, changes in tax laws related to the treatment of intercompany debt, or if the transaction is consummated, changes in tax laws that would affect the availability of treaty benefits, result in New Medtronic being treated as a domestic corporation for U.S. federal tax purposes, or otherwise increase New Medtronic’s consolidated tax liabilities;

•	the risks that the new businesses will not be integrated successfully or that the estimated cost savings, synergies and benefits of the acquisition will not be realized;

•	access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms;

•	New Medtronic’s ability to refinance the bridge loan facilities, if drawn upon, on favorable terms and to maintain Medtronic’s current long-term credit rating;

•	the timing and amount of any dividends or share repurchases;

•	unanticipated changes in the markets for Medtronic’s and Covidien’s business segments;

•	the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products;

•	unanticipated downturns in business relationships with customers or their purchases from Medtronic or Covidien;

•	the ability to execute and realize the expected benefits from strategic initiatives including the transaction as well as revenue growth plans and cost control and productivity improvement programs;

•	the risks and uncertainties normally incident to the medical device industry, including industry competition and competitive pressures on Medtronic’s and Covidien’s sales and pricing;

•	reduction, interruption or increase in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing;

•	the availability and pricing of third party sourced products and materials;

•	the risks of fluctuations in foreign currency exchange rates;

•	the magnitude of any disruptions from manufacturing rationalizations;

•	the ability to develop and introduce new products;

•	changes in the mix of products sold;

•	variability of trade buying patterns;

•	the introduction of competing technologies;

•	the impact of competitive products and pricing;

•	unexpected technical or marketing difficulties;

•	unexpected claims, charges, litigation or dispute resolutions;

•	the difficulty of predicting the timing or outcome of pending or future litigation or government investigations;

•	costs and efforts to defend or enforce intellectual property rights;

•	product quality problems;

•	political developments;

•	changing legislation and governmental regulations;

•	changes in capital markets conditions (including currency exchange rate fluctuations), inflation and interest rates;

•	the loss of key senior management or scientific staff;

•	risks associated with international operations;

•	risks associated with self-insurance and commercial insurance;

•	successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses;

•	changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	health care policy changes;

•	exposure to fluctuations in energy prices; and

•	volatility of the end markets that Medtronic and/or Covidien serve.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our businesses described herein and in Medtronic’s and Covidien’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and other documents filed from time to time with the SEC or incorporated herein by reference.

Actual results might differ materially from those expressed or implied by these forward-looking statements because these forward-looking statements are subject to assumptions and uncertainties. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements concerning the merger, the acquisition or the other matters addressed in this joint proxy statement/prospectus and attributable to New Medtronic, Medtronic or Covidien or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except as required by applicable law or regulation, none of New Medtronic, Medtronic or Covidien undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this joint proxy statement/prospectus or any document incorporated by reference might not occur.

PART 1—THE TRANSACTION AND THE SPECIAL MEETINGS

THE SPECIAL MEETING OF MEDTRONIC’S SHAREHOLDERS

Overview

This joint proxy statement/prospectus is being provided to Medtronic shareholders as part of a solicitation of proxies by the Medtronic board of directors for use at the special meeting of Medtronic shareholders and at any adjournments or postponements of such meeting. This joint proxy statement/prospectus is being furnished to Medtronic shareholders on or about November 21, 2014. In addition, this joint proxy statement/prospectus constitutes a prospectus for New Medtronic in connection with the issuance by New Medtronic of ordinary shares to be delivered to Medtronic shareholders by or at the direction of MergerSub in connection with the transaction. This joint proxy statement/prospectus provides Medtronic shareholders with information they need to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place of the Medtronic Special Meeting

Medtronic will hold a special meeting of shareholders on January 6, 2015 at 8:00 a.m. local time, at the Hyatt Regency, 1300 Nicollet Mall, Minneapolis, MN 55403.

Attendance

Attendance at the Medtronic special meeting is limited to Medtronic shareholders on the Medtronic record date and their proxies. Please indicate on the proxy card if you plan to attend the special meeting. If your shares are held through a bank, broker or other nominee, and you would like to attend, please write to the Office of the Corporate Secretary, 710 Medtronic Parkway, Minneapolis, Minnesota 55432, or bring to the meeting a statement or a letter from the bank, broker or other nominee confirming beneficial ownership of Medtronic shares as of the Medtronic record date. Any beneficial holder who plans to vote at the Medtronic special meeting must obtain a legal proxy from his or her bank, broker or other nominee and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy. Each Medtronic shareholder may be asked to provide a valid picture identification, such as a driver’s license or passport, and proof of ownership as of the Medtronic record date. The use of cell phones, smartphones, pagers and recording and photographic equipment will not be permitted in the meeting rooms.

Proposals

At the special meeting, Medtronic shareholders will vote upon proposals to:

•	adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic;

•	approve the reduction of the share premium account of New Medtronic to allow the creation of distributable reserves of New Medtronic;

•	approve, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction; and

•	adjourn the special meeting to another time or place if necessary or appropriate in order (i) to solicit additional proxies if there are insufficient votes at the time of the Medtronic special meeting to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, (ii) to provide to Medtronic shareholders in advance of the special meeting any supplement or amendment to the joint proxy statement/prospectus or (iii) to disseminate any other information which is material to Medtronic shareholders voting at the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of Medtronic common shares at 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014, the record date for the Medtronic special meeting, will be entitled to notice of, and to vote at, the Medtronic special meeting or any adjournments thereof. On the Medtronic record date, there were 983,545,016 Medtronic common shares outstanding, held by 46,740 holders of record. Each outstanding Medtronic share is entitled to one vote on each proposal and any other matter properly coming before the Medtronic special meeting.

Quorum

A majority of the outstanding common shares, present in person or by proxy that entitles such shares to be voted at the Medtronic special meeting, will constitute a quorum for the transaction of business at the Medtronic special meeting. Medtronic’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” at the Medtronic special meeting shares held in “street name” by brokers that are voted on at least one proposal to come before the meeting.

Vote Required; Recommendation of Medtronic’s Board of Directors

Proposal to Adopt the Plan of Merger Contained in the Transaction Agreement and Approve the Revised Memorandum and Articles of Association of New Medtronic

Medtronic shareholders are considering and voting on a proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic. You should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the transaction. In particular, you are directed to the Transaction Agreement, the conditions appendix and the Form of Memorandum and Articles of Association of New Medtronic, which are attached as Annex A, Annex B and Annex D, respectively to this joint proxy statement/prospectus.

The adoption of the plan of merger contained in the Transaction Agreement and the approval of the revised memorandum and articles of association of New Medtronic requires the affirmative vote of holders of a majority of the Medtronic common shares outstanding and entitled to vote on this proposal. Because the vote required to approve this proposal is based upon the total number of outstanding Medtronic common shares, abstentions, failures to vote and broker non-votes will have the same effect as a vote against the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic.

The board of directors of Medtronic recommends that you vote “FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic.

In considering the recommendation of the Medtronic board of directors, Medtronic shareholders should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.”

Proposal to Create Distributable Reserves of New Medtronic

Medtronic shareholders are considering and voting on a proposal to reduce the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic. You should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the creation of distributable reserves. See “Creation of Distributable Reserves of New Medtronic.”

Approval of the proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves requires the affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on this proposal, at the special meeting. Because the vote required to approve this proposal is based upon the total number of Medtronic common shares represented, in person or by proxy that entitles such shares to be voted on this proposal, abstentions and failures by persons in attendance at the special meeting to vote shares that are represented, in person or by proxy that authorizes such shares to be voted on this proposal, at the special meeting will have the same effect as a vote against this proposal. Broker non-votes will have no effect on this proposal. Approval of this proposal is not a condition to the completion of the transaction and whether or not this proposal is approved will have no impact on the completion of the transaction.

The board of directors of Medtronic recommends that you vote “FOR” the proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves.

Proposal to Approve, on a Non-Binding, Advisory Basis, Specified Compensatory Arrangements Between Medtronic and its Named Executive Officers Relating to the Transaction

Medtronic shareholders are considering and voting on a proposal to approve, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.”

Approval, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction requires the affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, at the special meeting. Because the vote required to approve this proposal is based upon the total number of Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, abstentions and failures by persons in attendance at the special Meeting to vote shares that are represented, in person or by proxy that authorizes such shares to be voted on this proposal, at the special meeting will have the same effect as a vote against this proposal. Broker non-votes will have no effect on this proposal. Approval of this proposal is not a condition to the completion of the transaction and whether or not this proposal is approved will have no impact on the completion of the transaction.

The board of directors of Medtronic recommends that you vote “FOR” the proposal to approve, on a non-binding, advisory basis, specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction.

Proposal to Adjourn the Special Meeting

Medtronic shareholders may be asked to vote on a proposal to adjourn the special meeting to another time or place if necessary or appropriate in order (i) to solicit additional proxies if there are insufficient votes at the time of the Medtronic special meeting to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, (ii) to provide to Medtronic shareholders in advance of the special meeting any supplement or amendment to the joint proxy statement/prospectus or (iii) to disseminate any other information which is material to Medtronic shareholders voting at the special meeting.

Approval of the Medtronic adjournment proposal requires the affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, at the special meeting, whether or not a quorum is present. Because the vote required to approve this proposal is based upon the total number of Medtronic voting shares represented, in person or by proxy that authorizes such shares to be voted on such proposal, abstentions and failures by persons in attendance at the special meeting to vote shares that are represented, in person or by proxy that authorizes such shares to be voted on this proposal, at the special meeting will have the same effect as a vote against this proposal. Broker non-votes will have no effect on this proposal. Approval of this proposal is not a condition to the completion of the transaction and whether or not this proposal is approved will have no impact on the completion of the transaction.

The board of directors of Medtronic recommends that you vote “FOR” the Medtronic adjournment proposal.

Share Ownership and Voting by Medtronic’s Officers and Directors

As of the Medtronic record date, the Medtronic directors and executive officers had the right to vote approximately 424,493 Medtronic common shares, representing approximately 0.04% of the Medtronic common shares then outstanding and entitled to vote at the meeting. It is expected that the Medtronic directors and executive officers who are shareholders of Medtronic will vote “FOR” the proposal to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, “FOR” the proposal to create distributable reserves of New Medtronic, “FOR” the approval, on a non-binding, advisory basis, of specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction and “FOR” the Medtronic adjournment proposal, although none of them has entered into any agreement requiring them to do so.

Voting Your Shares

Medtronic shareholders may vote in person at the special meeting or by proxy. Medtronic recommends that you submit your proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the special meeting.

If you own shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” You may vote shares held in “street name” only if you obtain a “legal” proxy from the record holder (broker or other nominee) giving you the right to vote the shares or if you instruct your broker, bank or other nominee how to vote as described below under “—Voting Shares Held in Street Name.”

If you are a Medtronic shareholder of record, you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the plan of merger contained in the Transaction Agreement and approve the revised memorandum and articles of association of New Medtronic, to create distributable reserves of New Medtronic, to approve the advisory proposal and to adjourn the special meeting.

Medtronic shareholders may also vote over the internet at www.proxyvote.com or by telephone at 1-800-690-6903 by 11:59 p.m. (Eastern Time in the U.S.) on January 5, 2015 (or, for shares held through Medtronic, Inc. SIP or the Medtronic Puerto Rico Employees’ SIP, by 11:59 p.m. (Eastern Time in the U.S.) on December 31, 2014). Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meeting.

Medtronic shareholders should not send in their stock certificates with their proxy cards.    As described on page 11 of this joint proxy statement/prospectus, Medtronic shareholders will be sent materials for exchanging Medtronic common shares shortly after the completion of the transaction.

Voting Shares Held in Street Name

If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

If you do not provide a signed voting instruction form to your bank, broker or other nominee, your shares will not be voted on any proposal on which the bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote.

In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not have discretionary authority to vote on any of the proposals. Shares constituting broker non-votes on a proposal are not counted or deemed to be present in person or by proxy for the purpose of voting on such proposal.

Accordingly, if you fail to provide a signed voting instruction form to your bank, broker or other nominee, your shares held through such bank, broker or other nominee will not be voted.

Revoking Your Proxy

If you are a Medtronic shareholder of record, you may revoke your proxy at any time before it is voted at the special meeting by:

•	delivering a written revocation letter to the Corporate Secretary of Medtronic;

•	submitting your voting instructions again by telephone or over the internet;

•	signing and returning by mail a proxy with a later date so that it is received prior to the special meeting; or

•	voting in person at the special meeting and filing a written notice of termination of the prior appointment of a proxy with Medtronic, or by filing a new written appointment of proxy with Medtronic.

Attendance at the special meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Costs of Solicitation

Medtronic will bear the cost of soliciting proxies from its shareholders, except that, pursuant to the Transaction Agreement, the costs associated with the filing, printing, publication and posting of this joint proxy statement/prospectus to Covidien’s shareholders and Medtronic’s shareholders will be paid 70% by Medtronic and 30% by Covidien.

Medtronic will solicit proxies by mail. In addition, the directors, officers and employees of Medtronic may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Medtronic will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Medtronic common shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Medtronic has engaged a professional proxy solicitation firm, Georgeson Inc., to assist in soliciting proxies for a fee of approximately $19,000. In addition, Medtronic will reimburse Georgeson Inc. for its reasonable disbursements.

Other Business

Medtronic is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, including an adjournment of the meeting for any reason other than the ones specified in the adjournment proposal, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Medtronic board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Medtronic’s special meeting, please contact Georgeson Inc., the proxy solicitation agent for Medtronic, by mail at 480 Washington Blvd., 26th Floor, Jersey City, New Jersey 07310, by telephone at (866) 257-5415 (toll free) or (781) 575-2137 (International) or by e-mail at Medtronic@Georgeson.com.

THE SPECIAL MEETINGS OF COVIDIEN’S SHAREHOLDERS

Overview

This joint proxy statement/prospectus is being provided to Covidien shareholders as part of a solicitation of proxies by the Covidien board of directors for use at the special meetings referred to below of Covidien shareholders and at any adjournments or postponements of such meetings. This joint proxy statement/prospectus is being furnished to Covidien shareholders on or about November 21, 2014. In addition, this joint proxy statement/prospectus constitutes a prospectus for New Medtronic in connection with the issuance by New Medtronic of ordinary shares to be delivered to Covidien shareholders in connection with the transaction. This joint proxy statement/prospectus provides Covidien shareholders with information they need to be able to vote or instruct their vote to be cast at the special meetings.

Date, Time and Place of the Covidien Special Meetings

Covidien will convene a special Court-ordered meeting of shareholders on January 6, 2015, at 10:00 a.m. local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland. Covidien will also convene an extraordinary general meeting of shareholders on January 6, 2015, at 10:15 a.m. local time, at the Conrad Dublin Hotel, Earlsfort Terrace, Dublin 2, Ireland, or, if later, as soon as possible after the conclusion or adjournment of the Covidien special Court-ordered meeting.

Attendance

Attendance at the Covidien special Court-ordered meeting and the Covidien EGM is limited to Covidien shareholders on the Covidien record date and their proxies. Please indicate on the relevant proxy card if you plan to attend the special meetings. If your shares are held through a bank, broker or other nominee, and you would like to attend, please write to John W. Kapples, Vice President and Secretary, Covidien plc, c/o Covidien, 15 Hampshire Street, Mansfield, Massachusetts 02048, or bring to the meeting a statement or a letter from the bank, broker or other nominee confirming beneficial ownership of Covidien shares as of the Covidien record date for the meetings. Any beneficial holder who plans to vote at either meeting must obtain a legal proxy from his or her bank, broker or other nominee and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy. Each Covidien shareholder may be asked to provide a valid picture identification, such as a driver’s license or passport, and proof of ownership as of the Covidien record date. The use of cell phones, smartphones, pagers and recording and photographic equipment will not be permitted in the meeting rooms.

Proposals

Covidien Special Court-Ordered Meeting: Covidien shareholders are being asked to consider and vote on a proposal at the special Court-ordered meeting to approve the scheme of arrangement.

Covidien Extraordinary General Meeting: Covidien shareholders are also being asked to consider and vote on a proposal at the Covidien EGM to approve the scheme of arrangement, in addition to certain other proposals as set forth in the EGM resolutions described below.

The first three EGM resolutions relate to the approval of the scheme of arrangement and of actions required to be taken in connection with the scheme—specifically, both the cancellation of the shares of Covidien (subject to certain exceptions described in the scheme of arrangement, a copy of which is included in Part 4—Additional Information of this joint proxy statement/prospectus) and the subsequent allotment and issuance of new shares of Covidien to New Medtronic, IrSub and/or their nominee(s) in exchange for the scheme consideration. The fourth EGM resolution also relates to the scheme of arrangement and would ensure that the holders of any new ordinary shares of Covidien issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic, IrSub and/or their nominee(s) for the scheme consideration. The merger and the acquisition are conditioned on approval of EGM resolutions 1 through 4.

1.	EGM Resolution #1: To approve the scheme of arrangement and authorize the directors of Covidien to take all such actions as they consider necessary or appropriate for carrying the scheme of arrangement into effect.

2.	EGM Resolution #2: To approve the cancellation of any Covidien ordinary shares in issue prior to 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme (subject to certain exceptions described in the scheme of arrangement, a copy of which is included in Part 4—Additional Information of this joint proxy statement/prospectus).

3.	EGM Resolution #3: To authorize the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic, IrSub and/or their nominee(s) in connection with effecting the scheme.

4.	EGM Resolution #4: To amend the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic, IrSub and/or their nominee(s) for the scheme consideration.

The merger and the acquisition are not conditioned on approval of the remaining EGM resolutions. The fifth EGM resolution relates to the creation of distributable reserves of New Medtronic, which are required under Irish law in order for New Medtronic to be able to pay dividends and repurchase or redeem shares after the transaction.

5.	EGM Resolution #5: To approve the reduction of the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic.

Covidien shareholders are also being asked to vote on the following proposal at the EGM:

6.	EGM Resolution #6: To approve, on a non-binding, advisory basis, specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.

Record Date; Outstanding Ordinary Shares; Ordinary Shares Entitled to Vote

Only holders of Covidien ordinary shares as of 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014, the record date for the Covidien special meetings, will be entitled to notice of, and to vote at the Covidien special meetings or any adjournments thereof. On the Covidien record date, there were 452,731,347 Covidien ordinary shares outstanding, held by 3,258 holders of record. Each outstanding Covidien ordinary share (other than those held by Medtronic or any of its affiliates) is entitled to one vote on each proposal and any other matter properly coming before the Covidien special meetings.

Quorum

The holders of Covidien ordinary shares outstanding, present in person or by proxy, entitling them to exercise a majority of the voting power of Covidien on the Covidien record date will constitute a quorum for each of the special meetings. Covidien’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” shares held in “street name” by brokers that are voted on at least one proposal to come before the meeting.

Ordinary Share Ownership and Voting by Covidien’s Directors and Officers

As of the Covidien record date, the Covidien directors and executive officers had the right to vote approximately 855,265 of the then-outstanding Covidien ordinary shares at the special meetings, representing approximately 0.19% of the Covidien ordinary shares then outstanding and entitled to vote at the special Court-ordered meeting and approximately 0.19% of the Covidien ordinary shares then outstanding and entitled to vote at the EGM. The Covidien directors and executive officers who are shareholders of Covidien intend to vote “FOR” the scheme of arrangement at the special Court-ordered meeting, “FOR” the scheme of arrangement at the EGM, “FOR” the cancellation of any Covidien ordinary shares in issue before 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme, “FOR” the authorization of the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic, IrSub and/or their nominee(s) in connection with effecting the scheme, “FOR” amendment of the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic, IrSub and/or their nominee(s) for the scheme consideration, “FOR” the proposal to reduce the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic, and “FOR” the approval, on a non-binding advisory basis, of specified compensatory arrangements between Covidien and its named executive officers, although none of them has entered into any agreement requiring them to do so.

Vote Required; Recommendation of Covidien’s Board of Directors

Covidien Special Court-Ordered Meeting

Proposal to approve the scheme of arrangement: Covidien shareholders are being asked to vote on a proposal to approve the scheme at both the Covidien special Court-ordered meeting and at the Covidien EGM. The vote required for such proposal is different at each of the meetings, however. As set out in full under the section entitled “Part 2—Explanatory Statement—Consents and Meetings,” the approval required at the special Court-ordered meeting is a majority in number of the Covidien shareholders of record casting votes on the proposal representing three-fourths (75 percent) or more in value of the Covidien ordinary shares held by such holders, present and voting either in person or by proxy.

Because the vote required to approve the proposal at the Covidien special Court-ordered meeting is based on votes properly cast at the meeting, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on such proposal.

The merger and the acquisition are conditioned on approval of the scheme at the Covidien special Court-ordered meeting.

The Covidien board of directors recommends that Covidien shareholders vote “FOR” the proposal to approve the scheme of arrangement at the special Court-ordered meeting.

In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.”

Covidien Extraordinary General Meeting

Set forth below is a table summarizing certain information with respect to the EGM Resolutions:

EGM Resolution #	Resolution	Ordinary or Special Resolution?	Transaction Conditioned on Approval of Resolution?
1	Approve the scheme of arrangement and authorize the directors of Covidien to take all such actions as they consider necessary or appropriate for carrying the scheme of arrangement into effect.	Ordinary	Yes

2	Approve the cancellation of any Covidien ordinary shares in issue before 10:00 p.m., Irish time, on the day before the Irish High Court hearing to sanction the scheme.	Special	Yes

3	Authorize the directors of Covidien to allot and issue new Covidien shares, fully paid up, to New Medtronic, IrSub and/or their nominee(s) in connection with effecting the scheme.	Ordinary	Yes

4	Amend the articles of association of Covidien so that any ordinary shares of Covidien that are issued at or after 10:00 p.m., Irish time, on the last business day before the scheme becomes effective are acquired by New Medtronic, IrSub and/or their nominee(s) for the scheme consideration.	Special	Yes

5	Approve the reduction of the share premium account of New Medtronic resulting from (i) the issuance of New Medtronic shares pursuant to the scheme and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger, in order to create distributable reserves of New Medtronic.	Ordinary	No

6	Approve, on a non-binding, advisory basis, specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.	Ordinary	No

At the Covidien EGM, the requisite approval of each of the EGM resolutions depends on whether it is an “ordinary resolution” (EGM resolutions 1, 3, 5 and 6), which requires the approval of the holders of at least a majority of the votes cast by the holders of Covidien ordinary shares present and voting, either in person or by proxy, or a “special resolution” (EGM resolutions 2 and 4), which requires the approval of the holders of at least 75 percent of the votes cast by the holders of Covidien ordinary shares present and voting, either in person or by proxy.

For all the EGM resolutions, because the votes required to approve such resolutions are based on votes properly cast at the meeting, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on the EGM resolutions.

The Covidien board of directors recommends that Covidien shareholders vote “FOR” the proposals to approve each of the EGM resolutions.

In considering the recommendations of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.”

Voting Your Ordinary Shares

Covidien shareholders may vote by proxy or in person at the special meetings. Covidien recommends that you submit your proxy even if you plan to attend the special meetings. If you vote by proxy, you may change your vote, among other ways, if you attend and vote at the special meetings.

If you own shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.”

If you are a Covidien shareholder of record you may use the enclosed proxy cards to tell the persons named as proxies how to vote your shares. If you are a Covidien shareholder of record, the shares listed on your proxy cards will include the following shares, if applicable:

•	shares issued under the Covidien Savings Related Share Plan; and

•	shares held in a book-entry account at Computershare Trust Company, N.A., Covidien’s transfer agent.

If you properly complete, sign and date a proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meetings for which proxies have been properly submitted and not revoked. If you sign and return a proxy card appointing the Chairman as your proxy but do not mark your card to tell the proxy how to vote on a voting item, your shares will be voted with respect to such item in accordance with the recommendations of the Covidien board of directors.

Covidien shareholders may also vote over the internet at www.proxyvote.com or by telephone at +1-800-690-6903 anytime up to 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the relevant meeting. Voting instructions are printed on the proxy cards or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meetings.

Voting Ordinary Shares Held in Street Name

If your shares are held in an account through a bank, broker or other nominee, you must instruct the bank, broker or other nominee how to vote your shares by following the instructions that the bank, broker or other nominee provides you along with this joint proxy statement/prospectus. Your bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your bank, broker or other nominee.

If you do not provide a signed voting instruction form to your bank, broker or other nominee, your shares will not be voted on any proposal on which the bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote. In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not have discretionary authority to vote on any of the proposals.

Accordingly, if you fail to provide a signed voting instruction form to your bank, broker or other nominee, your shares held through such bank, broker or other nominee will not be voted.

Revoking Your Proxy

If you are a Covidien shareholder of record, you may revoke your proxy at any time before it is voted at the relevant special meeting by:

•	delivering a written revocation letter to the Secretary of Covidien;

•	submitting your voting instructions again by telephone or over the internet;

•	signing and returning by mail a proxy with a later date so that it is received prior to the special meeting; or

•	attending the special meeting and voting by ballot in person.

Attendance at either special meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Costs of Solicitation

Covidien will bear the cost of soliciting proxies from its shareholders, except that, pursuant to the Transaction Agreement, the costs associated with the filing, printing, publication and posting of this joint proxy statement/prospectus to Covidien’s shareholders and Medtronic’s shareholders will be paid 70% by Medtronic and 30% by Covidien.

Covidien will solicit proxies by mail. In addition, the directors, officers and employees of Covidien may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Covidien will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Covidien ordinary shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Covidien has engaged a professional proxy solicitation firm, D.F. King & Co., Inc., to assist in soliciting proxies for a fee of approximately $20,000. In addition, Covidien will reimburse D.F. King & Co., Inc. for its reasonable disbursements.

Other Business

Covidien is not aware of any other business to be acted upon at the special meetings. If, however, other matters are properly brought before the special meetings, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Covidien board of directors may recommend.

Adjournment; Postponement

Any adjournment or postponement of the special Court-ordered meeting will result in an adjournment or postponement, as applicable, of the EGM.

Under the Covidien articles of association, the Chairman of the Covidien EGM may at any time adjourn the EGM or the special Court-ordered meeting if, in his opinion, it would facilitate the conduct of the business of the EGM or the special Court-ordered meeting, as applicable, to do so or if he is so directed by the Covidien board of directors. Pursuant to this authority, subject to certain limitations contained in the Transaction Agreement, the EGM or the special Court-ordered meeting may be adjourned to, among other things, solicit proxies if there are not sufficient votes at the time of the EGM or the special Court-ordered meeting, as applicable, in favor of the above-described proposals and resolutions, as applicable.

Assistance

If you need assistance in completing your proxy card or have questions regarding Covidien’s special meetings, please contact D.F. King & Co., Inc., the proxy solicitation agent for Covidien, by mail at 48 Wall Street, 22nd Floor, New York, New York 10005, by telephone at (800) 488-8035 (toll free in the U.S. and Canada) or (212) 269-5550 (collect), or by e-mail at covidien@dfking.com.

THE TRANSACTION

The Merger and the Acquisition

On June 15, 2014, Medtronic and Covidien entered into the Transaction Agreement by and among Covidien, Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo, and MergerSub. Under the terms of the Transaction Agreement, (i) New Medtronic and IrSub will acquire Covidien pursuant to a scheme of arrangement under Section 201, involving a cancellation of the issued share capital of Covidien under Sections 72 and 74, of the Irish Companies Act 1963 and (ii) MergerSub will merge with and into Medtronic, with Medtronic as the surviving corporation in the merger. As a result of the transaction, both Medtronic and Covidien will become wholly owned subsidiaries of New Medtronic. Prior to the closing of the transaction, New Medtronic will re-register as a public limited company, the ordinary shares of which are expected to be listed on the NYSE.

As a result of the transaction, (i) each outstanding Medtronic common share will entitle its holder to receive one New Medtronic ordinary share in exchange for such Medtronic common share and (ii) each outstanding Covidien ordinary share (other than certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the transaction) will entitle its holder to receive (x) $35.19 in cash and (y) 0.956 of a New Medtronic ordinary share in exchange for such Covidien ordinary share.

Medtronic reserves the right, subject to the prior written approval of the Irish Takeover Panel, to effect the acquisition by way of a takeover offer, as an alternative to the scheme, in the event that a third party makes an alternative proposal to acquire Covidien or Medtronic considers that such a proposal is reasonably expected to be made (or another “competitive situation” (as defined in the Irish Takeover Rules) exists or may reasonably be expected to arise), subject to the terms of the Transaction Agreement. In such event, such takeover offer will be implemented on terms and conditions that are at least as favorable to Covidien shareholders (except for an acceptance condition set at 80 percent of the nominal value of the Covidien shares to which such offer relates and which are not already beneficially owned by Medtronic) as those which would apply in relation to the scheme, among other requirements.

Background of the Transaction

The Covidien board of directors has, on an ongoing basis, considered the long-term strategy of Covidien and strategic opportunities that might be available to Covidien to enhance shareholder value, including additional investments in new growth opportunities, potential acquisitions and the possible sale or merger of Covidien. Following consideration by the Covidien board of directors of various potential strategic opportunities, on March 20, 2014, the Covidien board of directors authorized Covidien management to approach Medtronic to discuss a potential combination of the two companies. The Covidien board of directors made this decision based on its determination that Medtronic likely would have the best strategic fit with Covidien, was most likely to have an interest in and ability to execute, and would be willing to pay the highest price in, a business combination with Covidien, should the Covidien board ultimately decide to engage in such a transaction.

As a part of the ongoing review of Medtronic’s long-term strategy, the Medtronic board of directors has, from time to time, considered strategic opportunities that might be available to it to enhance shareholder value, including additional investments in new growth opportunities and potential acquisitions, taking into account global healthcare, industry and transaction trends as well as economic and other conditions generally. In this context, Medtronic management identified that expanding Medtronic’s product offerings to include a broader product portfolio would be a way to better position Medtronic to execute on its globalization and economic value strategies.

As a result of the prior strategic review of Covidien’s business and the determination that a combination with Medtronic presented a compelling opportunity, and pursuant to the authorization of the Covidien board of directors, on March 25, 2014, Mr. José E. Almeida, President and Chief Executive Officer of Covidien, called Mr. Omar Ishrak, Chief Executive Officer of Medtronic, to arrange an in-person meeting that was held on April 2, 2014. During this meeting, Messrs. Almeida and Ishrak discussed a variety of opportunities and challenges facing their respective businesses in the new healthcare environment and Mr. Almeida suggested to Mr. Ishrak that Medtronic consider a potential combination of Covidien and Medtronic. Mr. Almeida described to Mr. Ishrak various aspects of Covidien’s business and his views on the healthcare industry as well as the strategic rationale for such a combination. Mr. Almeida discussed, among other things, the trend of consolidation in the healthcare industry and the consequent importance of scale to the future of both companies; his expectation that the combined company would benefit from global reach and its ability to leverage its international infrastructure, particularly in emerging markets; the complementary portfolios of Medtronic and Covidien; and the alignment of the long-term strategic goals of both companies. The meeting concluded with Mr. Ishrak telling Mr. Almeida that he would discuss the possibility of a potential transaction with Medtronic’s lead independent director and the Medtronic management team.

On April 3, 2014, Mr. Ishrak called Mr. Almeida to schedule a meeting between several members of the Medtronic and Covidien management teams to further discuss the potential benefits of a combination of the two companies. Also that day, Mr. Ishrak called and discussed the meeting with Richard Anderson, Medtronic’s lead independent director. On April 11, 2014, Mr. Ishrak, Mr. Almeida and members of their respective management teams met in person and discussed, on a confidential basis, Covidien’s product portfolio, business strategy and long-term outlook and Covidien’s view of potential operational synergies that a combination of the two companies could create. Medtronic’s management team explained to Covidien’s management team that, before engaging in further discussions, they needed to discuss these matters with the Medtronic board of directors, and determine whether a combination of the two companies could be expected to be in the best interests of Medtronic and its shareholders.

During an executive session of a regularly scheduled meeting of the Medtronic board of directors on April 17, 2014, Mr. Ishrak described for the Medtronic board the conversations to date with Covidien. Members of the Medtronic board of directors asked questions and discussed Mr. Ishrak’s report and the conversations with Covidien. Following this discussion, the Medtronic board of directors authorized Medtronic management to explore a possible transaction with Covidien and designated four independent members of the Medtronic board as an ad hoc working group available to provide Medtronic management with prompt guidance and advice, from time to time, in connection with a potential transaction with Covidien. Following the meeting of the Medtronic board of directors, members of Medtronic management, including Mr. Ishrak, met with the directors in the ad hoc working group for further discussion. Between April 17 and June 13, 2014, the directors’ ad hoc working group met telephonically from time to time with Mr. Ishrak and other members of Medtronic’s management team to discuss the status of the potential transaction and the Medtronic management team’s discussions with the Covidien management team. During these meetings, the ad hoc working group provided management with guidance and advice regarding the potential transaction with Covidien.

On April 18, 2014, Mr. Ishrak and Mr. Almeida spoke by telephone and discussed next steps in exploring a possible combination of the two companies. Mr. Ishrak informed Mr. Almeida that the Medtronic board of directors authorized Mr. Ishrak to continue discussions with Covidien regarding a possible transaction. Mr. Ishrak also indicated that the initial phase of discussions should focus on confirming that there was a sound strategic and operational rationale for a combination of the two companies, with which Mr. Almeida agreed. Mr. Ishrak and Mr. Almeida acknowledged that only if the boards of directors of each of Medtronic and Covidien concluded that there was a compelling strategic rationale would the respective boards authorize Medtronic and Covidien management to pursue discussions related to other considerations, such as valuation, diligence and transaction structure.

On April 23, 2014, Covidien and Medtronic entered into a mutual confidentiality agreement, which included a reciprocal 15-month “standstill” provision. Following the execution of the confidentiality agreement and through the execution of the Transaction Agreement on June 15, 2014, representatives of Covidien and Medtronic (including advisors) conducted due diligence on Medtronic and Covidien, respectively.

On April 24, 2014, representatives of Goldman Sachs contacted Perella Weinberg to discuss various matters relating to the potential transaction, including due diligence and overall transaction timing. During the course of this conversation, Goldman Sachs advised Perella Weinberg that Covidien did not view a potential transaction between the parties as a merger-of-equals and instead would view any transaction as an acquisition of Covidien by Medtronic.

On May 2, 2014, members of the Covidien and Medtronic management teams met in person to discuss Covidien’s business and prospects. During this meeting, members of Covidien management presented to Medtronic’s management team information concerning Covidien’s internal management structure, portfolio, business strategy, product pipeline, various financial metrics and financial outlook and Covidien’s perspective as to the strategic rationale for Medtronic’s potential acquisition of Covidien, including potential synergies.

On May 4, 2014, Mr. Ishrak called Mr. Almeida to set up an in-person meeting. During this call, Mr. Ishrak expressed Medtronic’s interest in continuing discussions with respect to a potential transaction and his favorable view of the opportunities such a combination would create based on the management presentations conducted on May 2, 2014. Mr. Ishrak and Mr. Almeida discussed the process for conducting due diligence on their respective companies and the information that would need to be provided and discussions that would need to be held in order for Medtronic to be in a position to provide Covidien with a preliminary, non-binding proposal at the end of May 2014 if it decided to proceed. At the conclusion of this conversation, Mr. Ishrak and Mr. Almeida agreed to meet in person on May 10, 2014 to further discuss next steps.

On May 10, 2014, Mr. Ishrak and Mr. Almeida met in person and discussed the types of potential synergies a combination of the two companies might generate, the business strategy of the combined company and the structure and timing of a possible transaction. During this meeting, Mr. Ishrak indicated that Medtronic was still analyzing whether to proceed with a potential transaction and, if it decided to proceed, then Medtronic expected to be in a position to provide Covidien with a preliminary, non-binding proposal, at the end of May 2014.

Between May 10 and June 6, 2014, representatives of Covidien’s and Medtronic’s management teams and their respective legal and financial advisors held several discussions regarding due diligence and transaction structuring matters including due diligence with respect to each company’s ongoing litigation and intellectual property matters and how the transaction should be structured in order to maximize the benefits to each of the companies and their respective shareholders. As part of these due diligence discussions, on May 15, 2014, representatives of Covidien’s and Medtronic’s management teams held a teleconference to discuss Covidien’s ongoing litigation and other contingent liabilities, and on June 6, 2014, representatives of Covidien’s and Medtronic’s management teams held a teleconference to discuss Medtronic’s ongoing litigation and other contingent liabilities. Also as part of these structuring discussions, on May 21, 2014, representatives of Covidien’s and Medtronic’s management teams, as well as representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Covidien’s legal counsel in connection with the transaction, and representatives of Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), Medtronic’s legal counsel in connection with the transaction, held a teleconference in response to the request of Medtronic management for further information regarding Covidien’s organizational structure. The parties discussed potential structures for an acquisition of Covidien by Medtronic and the implications of different structural approaches.

On May 16, 2014, the Medtronic board of directors held an in person meeting in Minneapolis, Minnesota, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. At this meeting, Medtronic management provided to the Medtronic board of directors an overview of Covidien, including its organizational and operating structure, product portfolio, historical financial performance and growth prospects, and reviewed the strategic and financial rationale for a potential transaction with Covidien, including a preliminary assessment of potential synergies and a discussion of potential benefits of the potential transaction to patients. Medtronic management, together with representatives of Cleary Gottlieb and Perella Weinberg, then provided an overview of potential transaction structures and discussed various risks associated with a transaction with Covidien. Members of the Medtronic board of directors asked questions and discussed the various presentations and related matters throughout the meeting and Medtronic management and representatives of Perella Weinberg and Cleary Gottlieb responded to comments and questions from the directors.

On May 21 and May 22, 2014, the Covidien board of directors held a regularly scheduled meeting in Dublin, Ireland, attended, for certain parts of the meeting, by members of Covidien management and representatives of Wachtell Lipton and Goldman Sachs. Mr. Almeida described to the Covidien board of directors the discussions that had taken place with Medtronic, including that if Medtronic decided to proceed with a potential transaction, it expected to be in a position to provide Covidien with a preliminary, non-binding proposal at the end of May. During this meeting, a representative of Wachtell Lipton discussed with the Covidien board of directors an overview of the duties of directors and the Irish Takeover Rules in the context of a possible transaction with Medtronic. Also during this meeting, representatives of Goldman Sachs provided an update on recent M&A activity in the healthcare industry and an overview of Medtronic. Representatives of Goldman Sachs also reviewed with the Covidien board of directors an illustrative standalone financial analysis of Covidien, an illustrative financial analysis of Covidien and Medtronic combined, based on conversations with Covidien management, and the strategic rationale for an acquisition of Covidien by Medtronic, noting the strategic and financial benefits from such a transaction as compared to Covidien remaining a stand-alone company. In addition, representatives of Goldman Sachs reviewed with the Covidien board of directors key financial metrics for evaluating a potential proposal from Medtronic. Detailed discussions ensued throughout this meeting.

On May 22, 2014, the Medtronic board of directors held a telephonic meeting, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. Medtronic management reviewed with the Medtronic board of directors certain historical and projected financial information for each of Medtronic and Covidien on a standalone basis and an illustrative financial analysis of Medtronic and Covidien combined, both with and without the impact of anticipated synergies. The Medtronic board of directors also discussed the strategic rationale for, and potential benefits of, the proposed transaction, including the anticipated strategic benefits, cost synergies and potential access to substantially all of Covidien’s cash without subjecting it to U.S. tax. Medtronic management also reviewed with the Medtronic board of directors various potential transaction structures and post-closing ownership percentages in the combined company for Medtronic and Covidien shareholders, noting that any potential transaction would likely involve Covidien shareholders receiving a mix of cash and stock in the combined company. Mr. Ishrak and the other members of the Medtronic board of directors emphasized the importance of a strong integration team that would work to achieve the anticipated synergies with as little disruption as possible to the business teams’ ability to execute on their strategic plans. The Medtronic board of directors, Medtronic management and the advisors then discussed recent proposals for potential U.S. tax reform and the potential impact that such proposals might have on Medtronic on a standalone basis and on Medtronic and Covidien combined, including the potential impact of such proposals on tax rates and access to non-U.S. cash. The Medtronic board of directors, management and the advisors also discussed that a proposed transaction with Covidien would be taxable to Medtronic shareholders and noted the impact that this tax would have on Medtronic shareholders, particularly long-term shareholders who are more likely to have a very low basis in their Medtronic stock as well as the impact on Medtronic’s reputation and business if Medtronic pursued a transaction that would result in its holding company being domiciled outside of the United States. In addition, representatives of Cleary Gottlieb noted that members of the Medtronic board of directors and certain members of Medtronic management could be subject to an additional excise tax imposed on directors and officers of companies that re-domicile from the United States to another jurisdiction, and that in a number of precedent transactions, the re-domiciling company indemnified the directors and officers for this tax, which had the effect of putting the directors and officers in the same tax position as if the excise tax, which is not applicable to other shareholders, had not been imposed. Representatives of Cleary Gottlieb noted that directors and officers of Medtronic would still be responsible for, and the indemnity described would not cover, any capital gains tax on the exchange of Medtronic common shares in the transaction, and Medtronic directors and officers would need to pay these amounts just like all other Medtronic shareholders. Representatives of Perella Weinberg then presented a preliminary financial analysis regarding a potential acquisition of Covidien, and the Medtronic board of directors engaged in a discussion of potential bidding strategies in light of the Perella Weinberg financial analysis and the magnitude of the estimated cost synergies. Members of the Medtronic board of directors asked questions and discussed the various presentations and related matters throughout the meeting and Medtronic management and representatives of Perella Weinberg and Cleary Gottlieb responded to comments and questions from the directors.

Following the Covidien board meeting on May 22, 2014, Mr. Almeida called Mr. Ishrak to discuss the potential transaction. Mr. Almeida told Mr. Ishrak that Covidien has significant value as a stand-alone company and that Medtronic would need to offer a compelling premium in order for the Covidien board of directors to approve a transaction. In that regard, Mr. Almeida explained to Mr. Ishrak that the Covidien board of directors believed that the potential acquisition would create substantial strategic benefits for the combined company, and that the premium should account for these benefits. In addition, Mr. Almeida noted that the Covidien board of directors ascribed value to Covidien’s Irish domicile, and that the Covidien board believed that domiciling the combined company in Ireland would create incremental value in addition to the strategic benefits of a combination. Mr. Ishrak stated that, while he and the rest of the Medtronic board of directors were approaching the potential transaction on a basis generally consistent with what had been described by Mr. Almeida, they were still working through various considerations and he was not in a position to offer more feedback at that time. However, Mr. Ishrak reiterated that Medtronic expected to be in a position by the end of May to decide whether to propose and, if so, to propose, on a non-binding basis, a price and structure for a combination of the two companies.

On May 27, 2014, the Medtronic board of directors held a telephonic meeting attended by members of Medtronic management as well as representatives of Cleary Gottlieb and Perella Weinberg. Medtronic management reviewed with the Medtronic board of directors an updated transaction structure analysis and related financial analyses, including an analysis comparing illustrative scenarios in which Medtronic shareholders would hold different post-closing percentages of the combined company under alternative assumptions that there would be a U.S. domiciled or an Irish domiciled entity. The Medtronic board of directors, management and the advisors then discussed recent proposals for potential U.S. tax reform and the potential impact that such proposals might have on Medtronic on a standalone basis and on Medtronic and Covidien combined, including the potential impact of such proposals on tax rates and access to non-U.S. cash. Following extensive discussion, there was general consensus that a transaction that resulted in Medtronic shareholders owning 70% of the post-closing combined company, domiciled in Ireland, would be preferable from a financial point of view due to increased balance sheet flexibility and other factors, despite the minimal reduction in effective tax rate. Medtronic management and representatives of Cleary Gottlieb then reviewed with the Medtronic board of directors certain legal, diligence and other risks associated with the proposed transaction. Members of the Medtronic board of directors asked questions and discussed the presentations and related matters throughout the meeting and Medtronic management and representatives of Perella Weinberg and Cleary Gottlieb responded to comments and questions from the directors. Following discussion of the potential risks and benefits, the Medtronic board of directors unanimously concluded that the risks would likely be outweighed by the benefits and authorized management to continue its consideration of the proposed transaction.

On May 30, 2014, the Covidien board of directors held a telephonic meeting, attended by members of Covidien management, as well as representatives of Wachtell Lipton and Goldman Sachs. Members of Covidien management and representatives of Goldman Sachs updated the Covidien board of directors on their interactions with Medtronic and its advisors following the May 21, 2014 board meeting and the expectation that Medtronic would deliver a preliminary, non-binding proposal to acquire Covidien later that day. Members of Covidien’s management and representatives of Goldman Sachs reviewed with the Covidien board of directors an updated financial analysis of a potential transaction with Medtronic. Also at this meeting, a representative of Wachtell Lipton reviewed with the Covidien board of directors various matters relating to a potential acquisition of Covidien by Medtronic. Detailed discussions ensued throughout this meeting. At the conclusion of this meeting, the Covidien board of directors instructed members of Covidien management and representatives of Goldman Sachs to report back to the Covidien board of directors with Medtronic’s non-binding proposal once received, and planned to reconvene on May 31, 2014 in order to discuss and assess the offer and potential next steps.

On May 30, 2014, the Medtronic board of directors held a telephonic meeting, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. Medtronic management reviewed with the Medtronic board of directors management’s proposed communications and integration strategy in the event the parties agreed to effect a transaction. Representatives of Medtronic management and Perella Weinberg and the Medtronic board of directors then discussed pricing considerations and, following extensive discussion, the Medtronic board of directors unanimously authorized Mr. Ishrak to present to Covidien a non-binding proposal of $90 per Covidien share (consisting of approximately $32.69 per Covidien share in cash and a fixed amount of stock having a then-current value of approximately $57.31 per share) in a transaction in which Medtronic’s shareholders would own approximately 70% of the combined company which would be domiciled in Ireland.

Following the Medtronic board meeting, Mr. Ishrak called Mr. Almeida to relay the non-binding proposal orally. Medtronic then delivered a preliminary, non-binding proposal letter to Covidien, in which Medtronic proposed to acquire Covidien for $90 per ordinary share on a fully diluted basis, consisting of the cash and stock mix discussed at the May 30, 2014 Medtronic board meeting as described above. It also noted that the proposal was subject to satisfactory completion of due diligence and negotiation of mutually acceptable definitive written agreements as well as receipt of board approvals of both companies.

On May 31, 2014, the Covidien board of directors held a telephonic meeting, attended by members of Covidien management and representatives of Wachtell Lipton and Goldman Sachs. Mr. Almeida described the details of Medtronic’s proposal to the Covidien board of directors, including the proposed consideration and the resulting percentage ownership of the combined company that Covidien shareholders would own immediately following closing. Thereafter, representatives of Goldman Sachs reviewed with the Covidien board of directors an updated financial analysis of a potential transaction with Medtronic, and the key terms and conditions contained in Medtronic’s offer, including price, the mix of cash and stock consideration, potential transaction structure and timing. Representatives of Goldman Sachs also reviewed key diligence items that would be necessary in order to better inform the Covidien board of directors and management about Medtronic’s view of the pro forma financial and operating metrics of the combined company. Representatives of Goldman Sachs also described to the Covidien board of directors the nature, scope and tone of Goldman Sachs’ follow-up discussion with Perella Weinberg after the receipt of the proposal, noting that the purpose of the discussion was to clarify certain points contained in Medtronic’s offer and to request follow-up information regarding Medtronic’s proposal. Detailed discussion ensued throughout this review. At the conclusion of the meeting, the Covidien board of directors instructed Goldman Sachs to contact Perella Weinberg to inform them that the offer, while constructive, undervalued Covidien and would need to be improved in order to warrant moving forward with negotiations regarding a potential transaction. Following the meeting, Goldman Sachs called Perella Weinberg to convey that message.

Later in the day on May 31, 2014, following discussions among Medtronic management and representatives of Perella Weinberg and Cleary Gottlieb, representatives of Perella Weinberg called representatives of Goldman Sachs to report that Medtronic management would not go back to the Medtronic board of directors to discuss the proposed transaction without specific guidance from Covidien regarding a proposal that the Covidien board of directors would be likely to find attractive. Also on May 31, 2014, representatives of Goldman Sachs requested, and Perella Weinberg provided on June 1, 2014 at Medtronic’s direction, additional data to facilitate Covidien’s evaluation of Medtronic’s non-binding proposal.

On June 1, 2014, the Covidien board of directors held a telephonic meeting, attended by members of Covidien management, as well as representatives of Wachtell Lipton and Goldman Sachs. Representatives of Goldman Sachs described the follow-up discussions with Perella Weinberg after receipt of the proposal. Representatives of Goldman Sachs also described to the Covidien board of directors the due diligence efforts undertaken by Covidien management and Goldman Sachs with respect to the additional data received from Medtronic and reviewed with the Covidien board of directors an updated financial analysis of a potential transaction with Medtronic. A discussion ensued regarding a response to Medtronic regarding valuation (including the mix of cash/stock consideration and factors to consider in computing the exchange ratio). After further discussion and review, the Covidien board of directors determined to make a preliminary, non-binding counter-proposal to Medtronic with a price per Covidien ordinary share between $94 and $95 and a mix of cash and stock and other terms on a basis reflecting the discussion at the meeting, and instructed Goldman Sachs to respond to Perella Weinberg with such non-binding counter proposal.

Following the Covidien board meeting, on June 1, 2014, representatives of Goldman Sachs discussed with representatives of Perella Weinberg Covidien’s response to the Medtronic proposal and informed them that the Covidien board of directors was prepared to move forward if Medtronic was willing to revise its prior non-binding proposal such that (i) the cash portion of the proposal was increased by $4 per Covidien ordinary share, and (ii) the exchange ratio was based on the 30-day volume weighted average trading price of Medtronic shares as of May 30, 2014 (which, together, would imply that the aggregate consideration to be paid to Covidien shareholders, based on the closing trading price of Medtronic stock on May 30, 2014, would be approximately $95 per ordinary share). Perella Weinberg stated that they would discuss the foregoing proposal with Medtronic.

On June 2, 2014, Mr. Ishrak called Mr. Almeida regarding Medtronic’s proposal and Covidien’s counterproposal. Mr. Ishrak indicated that Covidien’s counterproposal made on June 1, 2014 was beyond what he believed the Medtronic board of directors would be willing to pay. During the conversation, Mr. Ishrak and Mr. Almeida discussed whether there might be a price between Medtronic’s $90 per share proposal and Covidien’s counterproposal that each side might consider as a reasonable compromise. As part of this discussion, Mr. Ishrak indicated that he believed that the Medtronic board of directors would be supportive of a transaction that valued Covidien at $92 per Covidien ordinary share. Mr. Almeida stated that he believed that the Covidien board of directors might consider this too low and stated that he would be prepared to present to the Covidien board of directors a transaction that valued Covidien at $92.50 per Covidien ordinary share. At the conclusion of their discussion, Mr. Almeida and Mr. Ishrak agreed to present to their respective boards a proposed combination of the two companies at a price of $92.50 per Covidien ordinary share that would result in Medtronic shareholders owning approximately 70% of the combined company and Covidien shareholders owning approximately 30% of the combined company and otherwise consistent with the terms presented by Goldman Sachs. Shortly thereafter, Goldman Sachs and Perella Weinberg spoke to confirm the terms of the proposal discussed by Messrs. Almeida and Ishrak.

On June 2, 2014, following Mr. Almeida’s and Mr. Ishrak’s discussion, the Covidien board of directors held a telephonic meeting, attended by members of Covidien management and representatives of Wachtell Lipton and Goldman Sachs. Mr. Almeida reported to the Covidien board of directors that during a telephone conversation earlier in the afternoon, he and Mr. Ishrak reviewed Medtronic’s May 30, 2014 proposal and the feedback on that proposal that the Covidien board of directors had provided to Medtronic through Goldman Sachs’ conversation with Perella Weinberg. Mr. Almeida advised the Covidien board of directors that, based on his conversations with Mr. Ishrak, he expected that Medtronic would deliver a revised written non-binding cash and stock proposal with a value of $92.50 per share to Covidien the following day. Mr. Almeida then discussed matters relating to next steps in moving forward with a potential transaction with Medtronic should the Covidien board of directors decide to proceed, including determining the exchange ratio, the structure of the potential transaction and the timing to be in a position for final board approval to execute definitive transaction agreements. Detailed discussions ensued throughout this meeting. At the conclusion of the meeting, the Covidien board of directors instructed Covidien management and Covidien’s advisors to continue discussions and negotiations with Medtronic and requested that Mr. Almeida continue to keep the Covidien board of directors apprised of further discussions and developments with respect to a potential transaction with Medtronic.

On June 3, 2014, the Medtronic board of directors held a telephonic meeting, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. Mr. Ishrak updated the Medtronic board of directors on interactions between Medtronic, Covidien and their respective advisors since the last meeting of the Medtronic board on May 30, 2014. Medtronic management then presented a comparative financial analysis of the proposed transaction at various prices, focusing on the proposed price of $92.50 per Covidien ordinary share based on the 30-day volume weighted average trading price for Medtronic shares. Representatives of Perella Weinberg then presented a preliminary financial analysis of the proposed transaction. Members of the Medtronic board of directors asked questions and discussed the presentations and related matters throughout the meeting and Medtronic management and representatives of Perella Weinberg and Cleary Gottlieb responded to comments and questions from the directors. Following extensive discussion of the Medtronic board of directors of the proposed terms, the Medtronic board unanimously expressed their approval of the proposed terms and authorized management and Medtronic’s advisors to continue to move forward with the transaction, including negotiation of other terms, completion of confirmatory due diligence and preparation for a public announcement.

On June 3, 2014, Medtronic delivered a revised non-binding proposal letter to Covidien, in which Medtronic proposed to acquire Covidien for consideration consisting of (i) $35.19 per ordinary share in cash and (ii) 0.956 shares of the combined company per Covidien ordinary share, which, taken together, was valued at approximately $92.50 per Covidien ordinary share using the 30-day volume weighted average trading price of Medtronic shares as of June 2, 2014. Based on the closing price of shares of Medtronic common stock on June 2, 2014, the consideration set forth in the proposal letter had a value of approximately $93.50 per Covidien ordinary share. The proposal letter indicated that Covidien’s shareholders would own approximately 30% of the combined company on a pro forma basis and also noted that the proposal was subject to satisfactory completion of due diligence and negotiation of mutually acceptable definitive written agreements as well as receipt of board approvals of both companies.

On June 4, 2014, members of the Medtronic and Covidien management teams, together with representatives of Perella Weinberg, Cleary Gottlieb, Goldman Sachs and Wachtell Lipton, met in person to discuss the proposed transaction, including the continued due diligence of both companies, the process for negotiating definitive agreements, integration planning and the strategy for post-signing communications and public relations with various constituencies. Particular topics of discussion included the appropriate timing and nature of post-signing communications to employees of both companies, and how best to present the shared vision for the future of the combined company; the possibility and consequences of a leak with respect to the ongoing negotiations, and how such an event should be handled; and the timeline and target for signing and announcing an agreement with respect to the potential transaction.

On June 5, 2014, Cleary Gottlieb sent Wachtell Lipton initial drafts of the proposed transaction agreement, expenses reimbursement agreement and conditions to the consummation of the proposed transaction. Over the course of the subsequent days, the parties and their respective advisors negotiated and exchanged drafts of these and other transaction-related documents. The negotiations primarily focused on issues relating to conditionality with respect to changes in tax laws that would undermine the anticipated tax treatment of the combined company and subject the combined company to additional unexpected tax costs, provisions with respect to regulatory approvals, provisions regarding each board’s ability to change its recommendation in favor of the transaction, provisions restricting the solicitation of alternative transaction proposals, the grounds for terminating the transaction agreement, the amount of the termination fee that Medtronic would be obligated to pay and the circumstances that would require such payment, the circumstances in which Covidien would be required to reimburse Medtronic for its expenses (subject to the one percent limit under Irish law as described elsewhere in this joint proxy statement/prospectus), the treatment of equity awards and other Covidien employee compensation and benefit matters, the composition of the combined company’s board of directors, and the interim operating covenants of both parties pending the consummation of the transaction.

On June 8, 2014, representatives of Covidien attended a meeting with representatives of Medtronic in Chicago, Illinois at which Medtronic gave a series of presentations regarding Medtronic’s portfolio, business strategy, product pipeline and financial outlook, including Medtronic’s view of the business prospects of the combined company should the proposed transaction be completed as contemplated. Following this meeting, representatives of Covidien and Medtronic conducted a series of follow-up due diligence calls with each other over the course of the week of June 9, 2014 regarding the business prospects of the combined company, in addition to other diligence activities regarding the two companies and the business prospects of the combined company should the transaction be completed.

On June 14, 2014, the Covidien board of directors held a meeting in Dublin, Ireland, attended by members of Covidien management, as well as representatives of Wachtell Lipton, Arthur Cox, Irish legal counsel to

Covidien for the transaction, and Goldman Sachs, to consider the proposed terms and documentation for a proposed acquisition of Covidien by Medtronic. Mr. Almeida summarized for the Covidien board of directors the discussions with Medtronic and Medtronic’s advisors during the past two weeks and John H. Masterson, Covidien’s Senior Vice President and General Counsel, reviewed with the Covidien board of directors the due diligence efforts and procedures undertaken by Covidien in connection with the proposed transaction. Representatives of Wachtell Lipton and Arthur Cox discussed with the Covidien board of directors an overview of the duties of directors and the Irish Takeover Rules in the context of the proposed transaction with Medtronic and the key terms of the proposed transaction agreement, the expenses reimbursement agreement and the conditions to the consummation of the proposed transaction. In addition, a representative of Arthur Cox described to the Covidien board of directors the substance of the announcement required pursuant to Rule 2.5 of the Irish Takeover Rules in connection with the proposed transaction. Also at this meeting, representatives of Goldman Sachs reviewed for the Covidien board of directors its financial analysis of the proposed transaction. A discussion ensued throughout this meeting and members of Covidien management and representatives of Goldman Sachs, Wachtell Lipton and Arthur Cox responded to comments and questions from the Covidien board of directors. Following discussion, Goldman Sachs rendered to the Covidien board of directors its oral opinion, confirmed by delivery of a written opinion dated June 15, 2014, to the effect that as of that date and based upon and subject to the assumptions and limitations set forth in its opinion, the scheme consideration proposed to be paid to Covidien shareholders in the scheme was fair to the Covidien shareholders from a financial point of view. Goldman Sachs’ opinion is more fully described under the caption “The Transactions—Opinion of Covidien’s Financial Advisor” and the full text of the written opinion of Goldman Sachs, which sets forth the assumptions and limitations in such opinion, is attached as Annex F hereto. Following these presentations and discussions, the Covidien board of directors unanimously determined that the proposed transaction agreement and the transactions contemplated thereby, including the scheme, were advisable for, fair to and in the best interests of Covidien and the Covidien shareholders, and thereby approved the acquisition and determined that the terms of the scheme were fair and reasonable. Shortly thereafter, Mr. Almeida called Mr. Ishrak to advise him of the action by the Covidien board of directors.

On June 15, 2014, the Medtronic board of directors held a meeting at its headquarters in Minneapolis to consider the proposed transaction, attended by members of Medtronic management and representatives of Perella Weinberg, Cleary Gottlieb and A&L Goodbody, Irish legal counsel to Medtronic in connection with the transaction. Members of Medtronic management summarized for the Medtronic board of directors the economic terms of the proposed transaction negotiated by the companies’ management teams, the strategic and financial benefits of the transaction, the potential timeline to closing, the results of the due diligence performed with respect to Covidien, the contemplated financing arrangements, and the communications plan following an announcement, assuming board approval. Representatives of Cleary Gottlieb discussed the directors’ fiduciary duties in connection with considering the transaction, discussed the antitrust and competition law filing requirements, process and anticipated timing, summarized the transaction structure (noting that, as previously discussed, the transaction would be taxable to Medtronic shareholders) and the terms of the proposed transaction agreement, the expenses reimbursement agreement and the transaction conditions, and (together with representatives of A&L Goodbody) reviewed certain of the principal implications of New Medtronic being an Irish company. Cleary Gottlieb representatives also noted that the proposed transaction agreement permits Covidien to agree to indemnify Covidien directors and officers in the event that they were subject to the excise tax relating to transactions involving a re-domiciling company, and noted that, if the Medtronic board of directors approved the proposed transaction at that meeting, it would need to consider whether to provide an excise tax indemnity for Medtronic directors and officers so as to put them in the same position from a tax perspective as if the excise tax, which is not applicable to other shareholders, had not been imposed. Representatives of Cleary Gottlieb noted that these indemnification arrangements would not cover any capital gains tax incurred as a result of the exchange of Covidien or Medtronic shares in connection with the transaction, and that such directors and executive officers would be responsible for such capital gains tax just like all other shareholders. Also at this meeting, representatives of Perella Weinberg reviewed for the Medtronic board of directors its financial analysis of the proposed transaction and delivered Perella Weinberg’s oral opinion to the Medtronic board of directors, confirmed by delivery of a written opinion dated June 15, 2014, to the effect that as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its opinion, the consideration to be received by holders of Medtronic common stock in the transaction pursuant to the proposed transaction agreement (taking into account the acquisition of Covidien by New Medtronic) proposed to be received by holders of Medtronic common stock was fair, from a financial point of view, to the holders of Medtronic common stock (other than Medtronic and its subsidiaries). Perella Weinberg’s opinion is more fully described under the caption “The Transactions—Opinion of Medtronic’s Financial Advisor” and the full text of the written opinion of Perella Weinberg, which sets forth the assumptions and limitations in such opinion, is attached as Annex E hereto. Members of the Medtronic board of directors asked questions and discussed the various presentations and related matters throughout the meeting and Medtronic management, as well as representatives of Perella Weinberg, Cleary Gottlieb and A&L Goodbody responded to comments and questions from the directors. Following these presentations and discussions, the Medtronic board of directors unanimously determined that the transactions contemplated by the proposed transaction agreement were fair to and in the best interests of Medtronic and the Medtronic shareholders, and approved the execution of the proposed transaction agreement and resolved to recommend that Medtronic shareholders vote in favor of the adoption of the plan of merger contained in the proposed transaction agreement and approved a variety of other matters relating to the transaction, including the proposed excise tax indemnity. Subsequent to the approval by the Medtronic board of directors of the transaction, representatives of Brunswick Group LLC, communications advisor for Medtronic in connection with the transaction, joined the meeting and the Medtronic board of directors and Medtronic management engaged with them in a further discussion of the transaction communications strategy.

On June 15, 2014, following the conclusion of the Medtronic board meeting, Covidien and Medtronic executed the Transaction Agreement and the expenses reimbursement agreement and publicly announced the transaction and Medtronic issued its Rule 2.5 announcement pursuant to the Irish Takeover Rules.

On September 22, 2014, the U.S. Treasury Department and the IRS issued the IRS Notice announcing their intention to issue regulations interpreting multiple sections of the Code, including Section 7874, to address inversion transactions and transactions that Treasury and the IRS characterize as “post-inversion tax avoidance transactions.”

On September 26, 2014, the Medtronic board of directors held a telephonic meeting, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. Medtronic management reviewed with the Medtronic board of directors an overview of the IRS Notice and their preliminary views on the potential impact of the rules proposed in the IRS Notice on the transaction. The Medtronic board of directors, along with representatives of Medtronic management, Cleary Gottlieb and Perella Weinberg, then discussed certain terms and provisions of the Transaction Agreement, including Medtronic’s rights and obligations thereunder and potential steps that Medtronic could take to mitigate the potential impact to New Medtronic of the proposed rules. Following that discussion, the Medtronic board of directors instructed management to continue to evaluate the potential impact of the rules proposed in the IRS Notice in order to assist the board’s continuing consideration of what actions to take, if any, in response to the issuance of the IRS Notice.

On October 2, 2014, the Medtronic board of directors held a telephonic meeting, attended by members of Medtronic management, as well as representatives of Cleary Gottlieb and Perella Weinberg. Medtronic management further reviewed the potential impact of the rules proposed in the IRS Notice with the Medtronic board of directors and recommended to the Medtronic board of directors that Medtronic incur external indebtedness to finance the cash component of the scheme consideration payable to Covidien’s shareholders, rather than using cash from its foreign subsidiaries as previously planned, in order to mitigate the potential impact of the proposed rules. The Medtronic board of directors, along with representatives of Medtronic management, then discussed Medtronic management’s proposal and the expected impact to New Medtronic of the recommended use of external financing. The Medtronic board of directors then discussed certain terms and provisions of the Transaction Agreement, including Medtronic’s rights and obligations thereunder. Following that discussion, representatives of Perella Weinberg confirmed that the proposed new financing would not have impacted the financial analysis used by Perella Weinberg in rendering its fairness opinion delivered to the

Medtronic board of directors as of June 15, 2014 in connection with the transaction. All members of the Medtronic board of directors present unanimously expressed their approval of Medtronic’s use of external indebtedness to finance the cash component of the scheme consideration and affirmed the board’s continued support of the transaction.

Recommendation of the Medtronic Board of Directors and Medtronic’s Reasons for the Transaction

At its meeting on June 15, 2014, the Medtronic board of directors unanimously approved the plan of merger contained in the Transaction Agreement and determined that the entry into the Transaction Agreement and the merger are fair to and in the best interests of Medtronic and its shareholders. The Medtronic board of directors unanimously recommends that the shareholders of Medtronic vote for the approval of the plan of merger contained in the Transaction Agreement and the revised memorandum and articles of association of New Medtronic and for the other resolutions at the Medtronic special meeting.

At its meeting on June 15, 2014, the Medtronic board of directors considered many factors in making its determination that the entry into the Transaction Agreement and the merger are fair to and in the best interests of Medtronic and its shareholders and recommending approval of the plan of merger contained in the Transaction Agreement and the other resolutions by the Medtronic shareholders at the Medtronic special meeting. In arriving at its determination on June 15, 2014, the Medtronic board of directors consulted with Medtronic’s management, legal advisors and financial advisor, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the transaction is likely to result in significant strategic and financial benefits to Medtronic and its shareholders, including:

•	The belief that the combination will support and accelerate Medtronic’s three fundamental strategies:

•	Therapy Innovation: With its expanded portfolio of innovative products and services and ability to accelerate strategic investments and investments in technology, New Medtronic would be a preeminent leader in developing, investing in and delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs in the United States and around the world;

•	Globalization: With a presence in more than 150 countries, the combined entity would be better able to serve global market needs. Medtronic and Covidien have combined pro forma revenues of approximately $27 billion including approximately $13 billion from outside the U.S., of which $3.7 billion comes from emerging markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s demonstrated clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the new company would be able to offer globally; and

•	Economic Value: Medtronic has adopted an intense focus on aligning with its customers to create more value in healthcare systems around the world by combining products, services and insights into solutions aimed at expanding access and reducing healthcare costs. With Covidien, Medtronic would be able to provide a broader array of complementary therapies and solutions that can be packaged to drive more value and efficiency in healthcare systems;

•	the belief that the combination will also result in the diversification of Medtronic’s revenue base due to a stronger foundation in emerging market R&D and manufacturing and the addition of industry leading capabilities and expertise in general and advanced surgery and patient monitoring;

•	the belief that, since the transaction would be expected to support and accelerate Medtronic’s three fundamental strategies, diversify Medtronic’s revenue base, and for the other reasons considered by the Medtronic board of directors, the transaction will result in enhanced value for Medtronic shareholders relative to Medtronic continuing as a standalone company;

•	the opportunities to employ the best practices of each company to drive greater efficiencies, and from realization of economies in purchasing due to the greater scale of New Medtronic;

•	the belief that the Medtronic management team, working together with members of Covidien management, will be able to successfully integrate the two companies;

•	the anticipated aggregate annual pre-tax cost synergies of at least $850 million by the end of Medtronic’s fiscal year 2018, with additional possible revenue synergies, as more fully described in the section “Merger Benefit Statement” beginning on page 477;

•	the ability of New Medtronic, as an Irish-domiciled company, to access substantially all of Covidien’s cash on a going-forward basis, and to accelerate strategic investments and investments in technology in the U.S.;

•	the expectation that the combined company’s effective tax rate will be reduced by about one to two percentage points compared with the companies’ estimated blended rate; and

•	the anticipated strong credit profile of the combined company, with increased earnings and cash flow and better access to capital markets as a result of enhanced size and business diversification despite a potential ratings downgrade as a result of the transaction.

These beliefs are based in part on the following factors that the Medtronic board of directors considered:

•	its knowledge and understanding of the Medtronic business, operations, financial condition, earnings, strategy and future prospects;

•	information and discussions with Medtronic’s management, in consultation with Perella Weinberg, regarding Covidien business, operations, financial condition, earnings, strategy and future prospects, and the results of Medtronic’s due diligence review of Covidien;

•	the fact that the board of directors of New Medtronic following completion of the transaction would consist of up to 11 Medtronic directors then in office plus two members of the Covidien board of directors to be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien, and that senior management of Medtronic would become the senior management of New Medtronic;

•	the current and prospective economic climate generally and the competitive climate in the medical device and supplies industries, including the potential for further consolidation;

•	the opinion of Perella Weinberg rendered to the Medtronic board of directors that, as of June 15, 2014, and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the merger consideration of one New Medtronic ordinary share to be received for each share of Medtronic common stock (taking into account the acquisition) as provided for in the Transaction Agreement was fair, from a financial point of view, to the holders of Medtronic common stock (other than Medtronic and its subsidiaries), and the related presentation and financial analysis of Perella Weinberg provided to the board of directors of Medtronic in connection with the rendering of its opinion, as more fully described in the section entitled “—Opinion of Medtronic’s Financial Advisor”;

•	the likelihood that the transaction will be completed on a timely basis and the belief that antitrust and competition clearances could be obtained without the imposition of conditions that would be materially adverse to the combined company;

•	the limited number and nature of the conditions to Covidien’s obligation to complete the transaction;

•	the fact that the Medtronic board of directors may change its recommendation to Medtronic’s shareholders in response to a material event that was not known to it as of the date of the Transaction Agreement, subject to certain limitations, if the Medtronic board of directors has concluded in good faith (after consultation with Medtronic’s outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties;

•	the fact that the transaction is subject to approval by the Medtronic shareholders;

•	that, subject to certain limited exceptions, Covidien is prohibited from soliciting, participating in any discussions or negotiations with respect to, providing information to any third party with respect to, or entering into any agreement providing for, the acquisition of Covidien;

•	that Covidien must reimburse certain of Medtronic’s expenses in connection with the transaction in an amount up to 1% of the equity value of Covidien if the Transaction Agreement is terminated under the circumstances specified in the expenses reimbursement agreement;

•	the fact that Medtronic’s obligation to consummate the transaction is subject to a condition that there shall have been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the U.S. Code (or any other U.S. tax law), or any official interpretations thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and there having been no bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both houses of Congress and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a U.S. domestic corporation for U.S. federal income tax purposes; and

•	the fixed exchange ratio for the acquisition of Covidien will not be increased to compensate Covidien shareholders in the event of a decrease in the share price of Medtronic’s common stock prior to the effective time, and the terms of the Transaction Agreement do not include termination rights for Covidien triggered in the event of an increase in the value of Covidien relative to the value of Medtronic.

The Medtronic board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the transaction, including the following:

•	the fixed exchange ratio for the acquisition of Covidien will not be reduced in the event of an increase in the share price of Medtronic’s common stock prior to the effective time, and the terms of the Transaction Agreement do not include termination rights for Medtronic triggered in the event of a decrease in the value of Covidien relative to the value of Medtronic;

•	the adverse impact that business uncertainty prior to the closing of the transaction and during the post-closing integration period could have on the ability of both Medtronic and Covidien to attract, retain and motivate key personnel;

•	the challenges inherent in the combination of two business enterprises of the size and scope of Medtronic and Covidien, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the transaction might not be achieved in the time frame contemplated or at all and the other numerous risks and uncertainties which could adversely affect New Medtronic’s operating results;

•	the risk that the forecasted results in the unaudited prospective financial information of Medtronic and Covidien would not be achieved in the amounts or at the times anticipated;

•	the risk that a change in applicable law with respect to Section 7874 of the Code or any other U.S. tax law, or official interpretations thereof, could cause New Medtronic to be treated as a U.S. domestic corporation for U.S. federal income tax purposes following the consummation of the transaction or otherwise adversely affect New Medtronic;

•	that the merger is expected to be taxable for U.S. federal income tax purposes to the Medtronic shareholders, which could particularly affect long-term Medtronic shareholders with a low basis in their shares and could, among other things, lead them to sell some of their shares to provide the cash to pay the tax;

•	the risk of negative effects on Medtronic’s reputation among various stakeholders based on the fact that New Medtronic would be an Irish-domiciled company;

•	the risk that the transaction might not be consummated in a timely manner or at all;

•	that failure to complete the transaction could cause Medtronic to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors and customers;

•	the limited circumstances under which Medtronic could terminate the Transaction Agreement or refuse to consummate the transaction;

•	that, subject to certain limited exceptions, Medtronic is prohibited during the term of the Transaction Agreement from soliciting, participating in any discussions or negotiations with respect to, providing information to any third party with respect to, or entering into any agreement providing for, the acquisition of Medtronic and that Medtronic is prohibited from terminating the Transaction Agreement to enter into any agreement providing for the acquisition of Medtronic;

•	the risk that, pursuant to the terms of the Transaction Agreement, Medtronic may become obligated to pay a termination fee of $850 million if the Transaction Agreement is terminated under certain circumstances specified in the Transaction Agreement;

•	that Medtronic is limited to recovering its documented, specific and quantifiable third-party costs and expenses from Covidien in an amount up to 1% of the equity value of Covidien if the Transaction Agreement is terminated under the circumstances specified in the expenses reimbursement agreement;

•	the restrictions on Medtronic’s operations until completion of the transaction which could have the effect of preventing Medtronic from pursuing other strategic transactions during the pendency of the Transaction Agreement as well as taking certain other actions relating to the conduct of its business without the prior consent of Covidien; and

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

At its meeting on June 15, 2014, the Medtronic board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transaction were outweighed by the potential benefits that it expected Medtronic and the Medtronic shareholders would achieve as a result of the transaction.

In arriving at its determination on October 2, 2014 to approve Medtronic’s use of external indebtedness to finance the cash component of the scheme consideration and to affirm its continued support of the transaction, the Medtronic board of directors consulted with Medtronic’s management, legal advisors and financial advisor, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the transaction remained likely to result in significant strategic and financial benefits to Medtronic and its shareholders for the reasons set forth above. Its determination was based in part on the following factors that the Medtronic board of directors considered:

•	the continued belief in the strategic benefits of the transaction;

•	the potential impact of the proposed rules described in the IRS Notice;

•	the anticipated financial impact of the proposed use of external indebtedness to finance the cash component of the scheme consideration as compared to the anticipated financial impact of the intercompany financing structure that had been expected to be utilized prior to the issuance of the IRS Notice;

•	the fact that by virtue of their post-closing ownership of New Medtronic, former Medtronic shareholders would bear 70%, and former Covidien shareholders would bear 30%, of any potential adverse impact arising from the proposed rules described in the IRS Notice;

•	Medtronic’s rights under the Transaction Agreement relevant to the Medtronic board of directors’ consideration of the IRS Notice; and

•	Perella Weinberg’s confirmation that the proposed new financing would not have impacted the financial analysis used by Perella Weinberg in rendering its fairness opinion delivered to the Medtronic board of directors as of June 15, 2014 in connection with the transaction.

In considering the recommendation of the Medtronic board of directors, Medtronic shareholders should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are different from, or in addition to, any interests they might have as shareholders. See “—Interests of Certain Persons in the Transaction—Medtronic” beginning on page 125 of this joint proxy statement/prospectus.

This discussion of the information and factors considered by the Medtronic board of directors includes the principal positive and negative factors considered by the Medtronic board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Medtronic board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction, and the complexity of these matters, the Medtronic board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to the Medtronic shareholders. Rather, the Medtronic board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Medtronic board of directors may have given differing weights to different factors.

Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction

At its meeting on June 14, 2014 in Dublin, Ireland, the members of the Covidien board of directors unanimously determined that the Transaction Agreement and the transaction contemplated thereby, including the scheme, were advisable for, fair to and in the best interests of Covidien and the Covidien shareholders, and that the terms of the scheme were fair and reasonable. The Covidien board of directors unanimously recommends that the shareholders of Covidien vote in favor of the scheme at the special Court-ordered meeting and in favor of the scheme and other resolutions at the EGM.

In evaluating the Transaction Agreement and the proposed transaction, the Covidien board of directors consulted with management, as well as Covidien’s internal and outside legal counsel and its financial advisor, and considered a number of factors, weighing both perceived benefits of the transaction as well as potential risks of the transaction.

The Covidien board of directors considered the following factors that it believes support its determinations and recommendations:

Aggregate Value and Composition of the Consideration

•	that the scheme consideration had an implied value per Covidien ordinary share of $93.22, based on the closing price of Medtronic shares as of June 13, 2014 (the last trading day prior to announcement of the transaction), which represented a 29.4% premium to the closing price per Covidien ordinary share on the same date, which the Covidien board of directors viewed as an attractive valuation relative to other transactions and peer comparisons;

•	that the equity component of the scheme consideration offers Covidien shareholders the opportunity to participate in the future earnings and growth of the combined company, while the cash portion of the scheme consideration provides Covidien shareholders with immediate certainty of value;

•	that the fixed exchange ratio provides certainty to the Covidien shareholders as to their pro forma percentage ownership of approximately 30% of the combined company;

Synergies and Strategic Considerations

•	the potential for Covidien shareholders, as shareholders of the combined company, to benefit to the extent of their interest in the combined company from the synergies expected to result from the transaction, which are projected to be at least $850 million (on a pre-tax basis) by the end of New Medtronic’s fiscal year 2018;

•	the belief of the Covidien board of directors that the combined company will have a comprehensive product portfolio, a diversified growth profile and broad geographic reach;

•	the Covidien board of directors’ familiarity with and understanding of Covidien’s business, results of operations, financial and market position, and its expectations concerning Covidien’s future prospects;

•	information and discussions with Covidien’s management, in consultation with Goldman Sachs, regarding Medtronic’s business, results of operations, financial and market position, and Medtronic management’s expectations concerning Covidien’s business prospects, and historical and current trading prices of Medtronic shares;

•	information and discussions regarding the benefits of size and scale, the expected credit profile and effective tax rate of the combined company and the expected pro forma effect of the proposed transaction;

•	the Covidien board of directors’ ongoing evaluation of strategic alternatives for maximizing shareholder value over the long term, including senior management’s standalone plan, and the potential risks, rewards and uncertainties associated with such alternatives, and the Covidien board’s belief that the proposed transaction with Medtronic was the most attractive option available to Covidien shareholders;

•	the perceived benefits of New Medtronic being organized under the laws of Ireland, including the significant global cash management flexibility of the combined company;

Opinion of Financial Advisor

•	the opinion of Goldman Sachs to the Covidien board of directors that, as of June 15, 2014 and based upon and subject to the assumptions and limitations set forth therein, the scheme consideration is fair to the Covidien shareholders (other than Medtronic and its affiliates) from a financial point of view, together with the financial analyses presented by Goldman Sachs to the Covidien board of directors in connection with the delivery of the opinion, as further described under “—Opinion of Covidien’s Financial Advisor”;

Likelihood of Completion of the Transaction

•	the likelihood that the transaction will be consummated, based on, among other things:

•	the closing conditions to the scheme and acquisition, including the fact that the obligations of Medtronic are not subject to a financing condition;

•	that Medtronic has obtained committed debt financing for the transaction from a reputable financing source in accordance with the “funds certain” requirement of the Irish Takeover Rules; and

•	the commitment made by Medtronic to cooperate and use reasonable best effort to obtain regulatory clearances, including under the HSR Act and the EC Merger Regulation, including to divest assets or commit to limitations on the businesses of Covidien and Medtronic to the extent provided in the Transaction Agreement, as discussed further under “The Transaction—Regulatory Approvals Required”;

Favorable Terms of the Transaction Agreement and Expenses Reimbursement Agreement

•	the terms and conditions of the Transaction Agreement and the expenses reimbursement agreement and the course of negotiations of such agreements, including, among other things:

•	the ability of Covidien, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, as further described under “The Transaction Agreement—Covenants and Agreements”;

•	the ability of the Covidien board of directors, under certain circumstances, to change its recommendation to Covidien shareholders concerning the scheme, as further described under “The Transaction Agreement—Covenants and Agreements”;

•	the ability of the Covidien board of directors to terminate the Transaction Agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of an expense reimbursement to Medtronic and certain rights of Medtronic giving it the opportunity to match the superior proposal), as further described under “The Transaction Agreement—Covenants and Agreements”;

•	the terms of the Transaction Agreement that restrict Medtronic’s ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction, as further discussed under “The Transaction Agreement—Covenants and Agreements”;

•	the obligation of Medtronic to pay Covidien a termination fee of $850 million upon termination of the Transaction Agreement under specified circumstances;

•	the requirement that Medtronic hold a shareholder vote on the Transaction Agreement, even though the Medtronic board of directors may have withdrawn or changed its recommendation, and the inability of Medtronic to terminate the Transaction Agreement to enter into an agreement for a superior proposal;

•	the Covidien board of directors’ belief that the expenses reimbursement payment to be made to Medtronic upon termination of the Transaction Agreement under specified circumstances, which is capped at an amount equal to 1% of the total value attributable to the entire issued share capital of Covidien under the acquisition, is much less of a financial impediment to another party making a superior acquisition proposal after execution of the Transaction Agreement than is typical in U.S. transactions, which customarily provide for a fixed break-up fee of a substantially greater amount, and is not likely to significantly deter another party from making such an acquisition proposal; and

•	the governance arrangements contained in the Transaction Agreement, which provide that, after completion of the scheme, the board of directors of New Medtronic will consist of no more than eleven individuals who are members of the Medtronic board of directors immediately prior to the completion of the transaction and two individuals who are members of the Covidien board of directors immediately prior to the completion of the transaction, to be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien.

The Covidien board of directors also considered a variety of risks and other countervailing factors, including:

Taxable Transaction

•	that the scheme will be a fully taxable transaction for Covidien shareholders for U.S. federal income tax purposes;

Fluctuations in Share Price

•	that the fixed exchange ratio will not adjust downwards to compensate for changes in the price of Covidien or Medtronic shares prior to the consummation of the transaction, and the terms of the Transaction Agreement do not include termination rights triggered by a decrease in the value of Medtronic relative to the value of Covidien (although the Covidien board of directors determined that the exchange ratio was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Covidien and Medtronic and the historic trading prices of Covidien and Medtronic shares);

Limitations on Covidien’s Business Pending Completion of the Transaction

•	the restrictions on the conduct of Covidien’s business during the pendency of the transaction, which may delay or prevent Covidien from undertaking business opportunities that may arise or may negatively affect Covidien’s ability to attract and retain key personnel;

•	the terms of the Transaction Agreement that restrict Covidien’s ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction, as further discussed under “The Transaction Agreement—Covenants and Agreements,” although the Covidien board of directors believed that such terms were reasonable and not likely to significantly deter another party from making a superior acquisition proposal;

Possible Disruption of Covidien’s Business

•	the potential for diversion of management and employee attrition and the possible effects of the announcement and pendency of the transaction on customers and business relationships;

Risks of Delays or Non-Completion

•	the amount of time it could take to complete the transaction, including the fact that completion of the transaction depends on factors outside of Covidien’s control, and that there can be no assurance that the conditions to the transaction will be satisfied even if the scheme is approved by Covidien shareholders;

•	the possibility of non-consummation of the transaction and the potential consequences of non-consummation, including the potential negative impacts on Covidien, its business and the trading price of its shares;

Uncertainties Following Completion

•	the difficulty and costs inherent in integrating diverse, global businesses and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized; and

Other Risks

•	the risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward Looking Statements.”

The Covidien board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the transaction were outweighed by the potential benefits that it expected Covidien and its shareholders would achieve as a result of the transaction.

In considering the recommendation of the Covidien board of directors, you should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “—Interests of Certain Persons in the Transaction” beginning on page 125.

This discussion of the information and factors considered by the Covidien board of directors includes the principal positive and negative factors considered by the Covidien board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Covidien board of directors. In view of the wide variety of factors considered in connection with its evaluation of the transaction, and the complexity of these matters, the Covidien board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the transaction and to make its recommendations to the Covidien shareholders. Rather, the Covidien board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Covidien board of directors may have given differing weights to different factors.

Opinion of Medtronic’s Financial Advisor

The Medtronic board of directors retained Perella Weinberg to act as its financial advisor in connection with the transaction. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of Medtronic and Covidien and the industries in which Medtronic and Covidien conduct their respective businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On June 15, 2014, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Medtronic board of directors that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the merger consideration of one New Medtronic share to be received for each share of Medtronic common stock (taking into account the acquisition of Covidien) as provided for in the Transaction Agreement was fair, from a financial point of view, to the holders of Medtronic common stock (other than Medtronic and its subsidiaries).

The full text of Perella Weinberg’s written opinion, dated June 15, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex E and is incorporated by reference herein. Holders of Medtronic common stock are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address Medtronic’s underlying business decision to enter into the transaction or the relative merits of the transaction as compared with any other strategic alternative that may have been available to Medtronic. The opinion does not constitute a recommendation to any holder of Medtronic common stock or Covidien ordinary shares as to how such holder should vote or otherwise act with respect to the transaction or any other matter and does not in any manner address the prices at which Medtronic common stock or Covidien ordinary shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the transaction, or any consideration received in connection with the transaction, to the holders of any other class of securities, creditors or other constituencies of Medtronic. Perella Weinberg provided its opinion for the information and assistance of the Medtronic board of directors in connection with, and for the purposes of its evaluation of, the transaction. This summary is qualified in its entirety by reference to the full text of the opinion.

On October 2, 2014, representatives of Perella Weinberg confirmed that the changes to the proposed financing, as described in “The Transaction—Financing” beginning on page 123 of this joint proxy statement/prospectus, would not have impacted the financial analysis used by Perella Weinberg in rendering its fairness opinion delivered to the Medtronic board of directors as of June 15, 2014 in connection with the transaction.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Covidien and Medtronic, including research analyst reports;

•	reviewed certain publicly available financial projections concerning the business and financial prospects of Covidien and Medtronic (which we refer to in this section as the “Public Forecasts”);

•	reviewed certain internal analyses and forecasts (which we refer to in this section as the “Medtronic Forecasts”), and other financial and operating data relating to the business of Medtronic, in each case, prepared by the management of Medtronic;

•	reviewed certain internal analyses and forecasts (which we refer to in this section as the “Covidien Forecasts”), and other financial and operating data relating to the business of Covidien, in each case, prepared by management of Covidien and provided to Perella Weinberg by management of Medtronic;

•	reviewed an alternative version of the Covidien Forecasts incorporating certain adjustments thereto made by the management of Medtronic (which we refer to in this section as the “Adjusted Covidien Forecasts”), and discussed with the management of Medtronic its assessments as to the relative likelihood of achieving the future financial results reflected in the Covidien Forecasts and the Adjusted Covidien Forecasts;

•	reviewed information relating to certain operational and financial benefits anticipated to result from the consummation of the transaction (which we refer to in this section as the “Anticipated Synergies”), in each case, prepared by the management of Medtronic;

•	discussed the past and current operations, financial condition and prospects of Covidien and Medtronic, including information relating to the Anticipated Synergies, with the management of Medtronic;

•	compared the financial performance of Covidien and Medtronic with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the transaction with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the potential pro forma financial impact of the transaction on Medtronic;

•	reviewed the historical trading prices and trading activity for Covidien ordinary shares and Medtronic common stock and compared such price and trading activity of Covidien ordinary shares and Medtronic common stock with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	participated in discussions among representatives of Covidien and Medtronic and their respective financial and legal advisors;

•	reviewed a draft dated June 15, 2014 of the Transaction Agreement, a draft dated June 15, 2014 of the expenses reimbursement agreement and a draft dated June 15, 2014 of the Rule 2.5 Announcement, and certain other documents; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that was available from generally recognized public sources) for purposes of its opinion and further assumed, with the consent of Medtronic, that the information furnished by the managements of Medtronic and Covidien for purposes of its analysis did not contain any material omissions or misstatements of material fact. With respect to the Medtronic Forecasts, Perella Weinberg was advised by the management of Medtronic and assumed, with the consent of Medtronic, that such forecasts were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of the management of Medtronic as to the future financial performance of Medtronic and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Covidien Forecasts, Perella Weinberg assumed, with the consent of Medtronic, that such forecasts were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of the management of Covidien as to the future financial performance of Covidien and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. With respect to the Adjusted Covidien Forecasts, Perella Weinberg assumed, with the consent of Medtronic, that such forecasts were reasonably prepared on bases reflecting the best estimates available at the time and the good faith judgments of the management of Medtronic as to the future financial performance of Covidien and the other matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. Based on the assessments of the management of Medtronic as to the relative likelihood of achieving the future financial results reflected in the Covidien Forecasts and the Adjusted Covidien Forecasts, Perella Weinberg used, at the direction of Medtronic, the Adjusted Covidien Forecasts for purposes of its opinion. While senior executives of Covidien presented their views to Perella Weinberg on the past and current business, operations, financial condition and prospects of Covidien, Perella Weinberg did not have discussions with management of Covidien on these matters. Perella Weinberg assumed, with the consent of Medtronic, that the Anticipated Synergies (including the amount, timing and achievability thereof) would be realized in the amounts and at the times projected by the management of Medtronic, and Perella Weinberg expressed no view as to the assumptions on which the Anticipated Synergies were based. Perella Weinberg relied without independent verification upon the assessments by the management of Medtronic of the timing and risks associated with the integration of Medtronic and Covidien. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Covidien or Medtronic, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of Medtronic or Covidien. In addition, Perella Weinberg did not evaluate the solvency of any party to the Transaction Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final transaction documents would not differ in any material respect from the draft transaction documents reviewed by Perella Weinberg and that the transaction would be consummated in accordance with the terms set forth in such transaction documents, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Medtronic, Covidien, or their respective affiliates, or the contemplated benefits expected to be derived in the transaction. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of its counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the merger consideration of one New Medtronic share to be received for each share of Medtronic common stock (taking into account the acquisition of Covidien) as provided for in the Transaction Agreement to the holders of Medtronic common stock (other than Medtronic and its subsidiaries). Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the transaction documents or the form or structure of the transaction or the likely timeframe in which the transaction would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, whether relative to the consideration to be received by the holders of Medtronic common stock (other than Medtronic or any of its subsidiaries) in the merger or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transaction or the likelihood of any change in tax law or the consequences of any such change or any mitigation in respect thereof by the parties to the Transaction Agreement. In addition, Perella Weinberg’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg relied on the assessments made by Medtronic and its advisors and as to which Perella Weinberg understood Medtronic had received such advice as Medtronic deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Medtronic to enter into the transaction or the relative merits of the transaction as compared with any other strategic alternative which may have been available to Medtronic.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Medtronic board of directors in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format.

In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Historical Share Price Analysis

Perella Weinberg reviewed the share price performance of Medtronic and Covidien during various periods ending on June 13, 2014 (the last trading day prior to the Medtronic board of directors meeting approving the execution of the Transaction Agreement). Perella Weinberg noted that the range of low and high trading prices of Medtronic common stock during the prior 52-week period was approximately $51 to $63, compared to the $60.70 closing market price per share of Medtronic common stock on June 13, 2014. Perella Weinberg noted that the range of low and high trading prices of Covidien ordinary shares during the prior 52-week period was approximately $57 to $74, which was lower than the $93.22 implied offer price for Covidien ordinary shares (based on the closing price of Medtronic common stock as of June 13, 2014).

The historical share price analysis provided general reference points with respect to the trading prices of Medtronic common stock and Covidien ordinary shares, which in turn enabled Perella Weinberg to compare the historical prices with the implied offer price in the transaction.

Equity Research Analyst Price Targets

Perella Weinberg reviewed and analyzed selected price targets for Medtronic common stock and Covidien ordinary shares published by equity research analysts during the period from April 25, 2014 through June 6, 2014.

The selected price targets reflect each analyst’s estimate of the future public market trading price of Medtronic common stock and Covidien ordinary shares at a date one year following the date of publication and are not discounted to reflect present values. Perella Weinberg noted that, as of June 13, 2014, the range of undiscounted equity analyst price targets for Medtronic’s common stock was between $57 and $70 per share, and the median of such targets was $66 per share and represented a premium to Medtronic’s stock price as of June 13, 2014 of 8.7%. Perella Weinberg also noted that, as of June 13, 2014, the range of undiscounted equity analyst price targets for Covidien’s ordinary shares was between $71 and $82 per share, and the median of such targets was $80 per share and represented a premium to Covidien’s share price as of June 13, 2014 of 11.1%.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for either Medtronic common stock or Covidien ordinary shares, and these estimates are subject to uncertainties, including the future financial performance of Medtronic and Covidien, respectively, and future financial market conditions.

Comparable Company Analysis

Perella Weinberg reviewed and compared certain financial information for Medtronic and Covidien to corresponding financial information, ratios and public market multiples for certain publicly held companies that operate in, or are exposed to, businesses similar to those of Medtronic and Covidien. Perella Weinberg performed a comparable company analysis in order to derive an implied range of values per share of Medtronic common stock and an implied range of values per ordinary share of Covidien from ratios and public market multiples for such companies. Although none of the following companies are identical to Medtronic or to Covidien, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Medtronic and Covidien in one or more respects including operating in the medical device, medical apparatus or medical technology manufacturing industry.

Selected Publicly Traded Companies

•	Abbott Laboratories

•	Baxter International Inc.

•	Becton, Dickinson and Company

•	Boston Scientific Corp.

•	C. R. Bard, Inc.

•	Danaher Corporation

•	Johnson & Johnson

•	Smith & Nephew plc

•	St. Jude Medical, Inc.

•	Stryker Corp.

•	Thermo Fisher Scientific Inc.

•	Zimmer Holdings, Inc. (on a pro forma basis for its acquisition of Biomet)

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and certain publicly available financial projections for forecasted information. For Medtronic and Covidien, Perella Weinberg made calculations based on company filings for historical information and the Public Forecasts for forecasted information.

With respect to Medtronic, Covidien and each of the selected companies, Perella Weinberg reviewed enterprise value (calculated as fully diluted equity value (using the treasury method) plus debt, plus net non-operating liabilities, plus minority interest, less cash and cash equivalents), as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”), and share price to estimated earnings per share (“EPS”), in each case presented based on fiscal years ending April 30. The per share values used for this analysis were based on the closing share prices of the companies on June 13, 2014 (other than Smith & Nephew plc, for which the per share value was based on its closing share price on May 27, 2014, the last trading day before media reports of potential transactions involving Smith & Nephew plc). The results of these analyses are summarized in the following table:

	EV /2015E EBITDA Multiple	Share Price /2015E EPS Multiple
Medtronic	9.4x	15.0x
Covidien	12.2x	16.9x
Abbott Laboratories	11.3x	17.3x
Baxter International Inc.	10.3x	13.9x
Becton, Dickinson and Company	10.6x	17.9x
Boston Scientific Corp.	12.0x	15.4x
C. R. Bard, Inc.	11.7x	16.0x
Danaher Corporation	12.4x	20.7x
Johnson & Johnson	11.3x	17.1x
Smith & Nephew plc	10.3x	18.4x
St. Jude Medical, Inc.	11.8x	15.9x
Stryker Corp.	11.4x	16.8x
Thermo Fisher Scientific Inc.	15.1x	16.5x
Zimmer Holdings, Inc.	9.8x	16.8x

Based on the analysis of the relevant metrics for each of the comparable companies and on the experience and judgment of Perella Weinberg, a representative range of financial multiples of the comparable companies was applied to the relevant financial statistics for Medtronic and Covidien to estimate an implied value per share of Medtronic common stock and Covidien ordinary shares. For the EV / 2015E EBITDA comparison, Perella Weinberg multiplied the relevant 2015E EBITDA multiple by the 2015E EBITDA to calculate enterprise value.

To calculate the implied equity value, Perella Weinberg subtracted debt, non-operating liabilities and minority interest and added cash and cash equivalents. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). For the Share Price / 2015E EPS comparison, Perella Weinberg multiplied the relevant 2015E EPS multiple by the 2015E EPS to calculate implied value per share.

Based on Medtronic’s and Covidien’s fully diluted equity values (using the treasury method), Perella Weinberg estimated the implied value per share of Medtronic common stock and the implied value per ordinary share of Covidien, in each case as of June 13, 2014, as follows:

	Comparable Company Multiple Representative Range	Implied Value Per Share
Medtronic
EV / 2015E EBITDA	9.0x – 11.0x	$58 – $70
Share Price / 2015E EPS	13.0x – 17.0x	$53 – $69
Covidien
EV / 2015E EBITDA	10.5x – 12.5x	$61 – $74
Share Price / 2015E EPS	15.0x – 17.0x	$64 – $73

Perella Weinberg compared the ranges of implied value per share of Medtronic common stock to the $60.70 closing market price per share of Medtronic common stock on June 13, 2014. Perella Weinberg also noted the ranges of implied value per ordinary share of Covidien were lower than the $93.22 implied offer price for Covidien ordinary shares (based on the closing price of Medtronic common stock as of June 13, 2014).

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to either Medtronic’s or Covidien’s business. Accordingly, Perella Weinberg’s comparison of selected companies to Medtronic and Covidien and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies.

Precedent Transaction Analysis

Using publicly available information, Perella Weinberg reviewed the terms of selected precedent transactions involving companies that operated in, or were exposed to, the medical technology or other healthcare industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be most similar in size, scope and impact on the industry to Covidien or otherwise relevant to the transaction. No company or transaction was, however, identical to Covidien or the transaction.

For each transaction, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of EBITDA over the last twelve months publicly reported prior to the announcement of the transaction (referred to as LTM EV/EBITDA) and the ratio of the purchase price per share to the earnings per share of the target over the twelve months prior to the announcement of the transaction (referred to as LTM P/E). In addition, for each transaction, where available, Perella Weinberg calculated the premiums of the offer price in the transaction to the target company’s closing stock price 30 days prior to the announcement of the transaction (except where otherwise noted in the tables below).

Medical Technology

Acquirer	Target	Announcement Date	Transaction Value (billions of USD)	LTM P/E		LTM EV / EBITDA		30-day Premium
Zimmer Holdings, Inc.	Biomet Inc.	4/24/14	$13.4	18.1x		12.2x		N/A(1)
Valeant Pharmaceuticals International Inc.	Allergan Inc.	4/22/14	$53.8	35.5x	(2)	23.7x	(2)	39%(2)
Johnson & Johnson	Synthes Inc.	4/27/11	$19.7	23.1x		12.2x		36%(3)
Hologic Inc.	Cytyc Corporation	5/20/07	$6.1	35.5x		24.1x		32%
Boston Scientific Corp.	Guidant Corporation	12/05/05	$25.4	40.8x		25.8x		25%(4)

(1)	Biomet is not a publicly traded company.
(2)	Reflects May 30, 2014 offer by Valeant, which was rejected by the Allergan board of directors. Premium based on closing share price on the last trading day prior to public reports of possible bid on April 10, 2014. Transaction value does not include a Contingent Value Right relating to future sales of certain target products.
(3)	Premium based on closing share price on the last trading day prior to public reports of possible bid on April 15, 2011.
(4)	Premium based on closing share price on the last trading day prior to public reports of possible bid on December 1, 2004.

Other Healthcare

Acquirer	Target	Announcement Date	Transaction Value (billions of USD)	LTM P/E	LTM EV/ EBITDA	30-day Premium
Actavis plc	Forest Laboratories Inc.	2/18/14	$21.9	78.5x	52.5x	30%
Thermo Fisher Scientific Inc.	Life Technologies Corporation	4/15/13	$15.7	18.7x	12.6x	49	%(1)
Express Scripts Inc.	Medco Health Solutions Inc.	7/21/11	$33.7	18.8x	11.1x	27%
Sanofi-Aventis SA	Genzyme Corporation	10/04/10	$20.8	64.6x	26.9x	37	%(2)
Merck KGaA	Millipore Corporation	2/28/10	$7.1	26.8x	17.4x	55%
Merck & Co.	Schering-Plough Corporation	3/9/09	$45.6	13.5x	11.7x	21%
Pfizer Inc.	Wyeth	1/26/09	$65.2	14.2x	8.2x	39%

(1)	Premium based on closing share price on the last trading day prior to public reports of possible bid on January 18, 2013.
(2)	Premium based on closing share price on the last trading day prior to public reports of possible bid on July 23, 2010. Transaction value includes a Contingent Value Right valued at $2.23 per share as of 04/01/11, the first day of trading.

Perella Weinberg observed that the LTM P/E ratio and LTM EV/EBITDA multiple for the transaction were 24.7x and 16.9x, respectively. Perella Weinberg also observed that the implied premiums of the offer price in the transaction to Covidien’s 30-day volume-weighted average price and Covidien’s June 13, 2014 closing share price were 29% and 29%, respectively.

No company or transaction utilized as a comparison in the selected precedent transactions analysis is identical to Covidien, nor are any such precedent transactions identical to the transaction. In evaluating the transactions listed above, Perella Weinberg made judgments and assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Medtronic and Covidien, including, but not limited to, the impact of competition on the business of Medtronic, Covidien or the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Medtronic, Covidien or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Precedent Premium Paid Analysis

Perella Weinberg reviewed the premiums paid in all acquisitions of publicly-traded companies, as provided by Dealogic, announced since January 1, 2010 with transaction values of $50 million or greater in which a greater than fifty percent stake was acquired in the target company. From this pool, the following three types of acquisitions were selected and grouped together: (a) acquisitions with mixed cash and stock consideration, (b) acquisitions with all stock consideration, and (c) “merger of equals” transactions. Perella Weinberg also reviewed the premiums paid in selected Healthcare transactions as a subgroup. Healthcare transactions were selected by identifying transactions where the target was categorized in the healthcare general industry group as defined by Dealogic.

For each of the transactions, based on publicly available information, Perella Weinberg calculated the premiums of the offer price in the transaction to the target company’s closing stock price 30 days prior to the announcement of the transaction, and analyzed the first quartile high, median and third quartile low premiums each of the groups described above as well as for all the transactions as a group. The results of these analyses are summarized in the table below.

	Number of deals	Public Transactions Premiums Paid (%)
		25th Percentile	Median	75th Percentile
All deals
All industries	2,041	52	31	16
Healthcare	227	58	38	23
Mixed cash and stock
All industries	238	45	31	19
Healthcare	27	42	31	20
All stock
All industries	354	47	23	5
Healthcare	14	43	30	15
Merger of equals
All industries	44	26	13	5
Healthcare	4	28	25	16

Based on the precedent premium paid data, precedent transactions data, and experience and judgment of Perella Weinberg, and recognizing that no company or transaction is identical to Covidien or to the transaction, respectively, a representative range of premiums of 20% to 40% was selected and applied to the Covidien share price as of June 13, 2014. This analysis resulted in an implied value per ordinary share of Covidien ranging from approximately $86 to $101 per share.

Discounted Cash Flow Analysis

Covidien

Perella Weinberg conducted a discounted cash flow analysis for Covidien based on the Public Forecasts and the Adjusted Covidien Forecasts by:

•	calculating, in each case, the present value as of June 13, 2014 of the estimated standalone unlevered free cash flows (calculated as adjusted earnings before interest payments after taxes plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that Covidien could generate for the remainder of fiscal year 2014 through fiscal year 2024 using discount rates ranging from 8.0% to 9.0% based on estimates of the weighted average cost of capital of Covidien derived using the Capital Asset Pricing Model (“CAPM”); and

•	adding, in each case, terminal values calculated using perpetuity growth rates ranging from 2.0% to 3.0% and discounted using rates ranging from 8.0% to 9.0%.

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Adjusted Covidien Forecasts and Public Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Covidien’s future unlevered cash flow forecasts.

Perella Weinberg used a range of discount rates from 8% to 9% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including Covidien’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Covidien in each case both with and without the addition of cost synergies (discounted at 8.0% to 9.0% and using perpetuity growth rates ranging from 2.0% to 3.0% based upon Anticipated Synergies). To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt, non-operating liabilities and minority interest and added cash and cash equivalents. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference ranges of implied equity values per ordinary share of Covidien:

	Range of Implied Present Value Per Share	Range of Implied Present Value Per Share (including synergies)
Public Forecasts	$72 – $99	$90 – $124
Adj. Covidien Forecasts	$80 – $110	$99 – $136

Medtronic

Perella Weinberg conducted a discounted cash flow analysis for Medtronic based on the Public Forecasts and the Medtronic Forecasts by:

•

calculating, in each case, the present value as of June 13, 2014 of the estimated standalone unlevered free cash flows (calculated as adjusted earnings before interest payments after taxes plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that Medtronic could generate for the remainder of fiscal year 2015 through fiscal year 2024 using discount rates ranging from 8.0% to 9.0% based on estimates of the weighted average cost of capital of Medtronic derived using CAPM, and

•	adding, in each case, terminal values calculated using perpetuity growth rates ranging from 2.0% to 3.0% and discounted using rates ranging from 8.0% to 9.0%.

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account the Medtronic Forecasts and Public Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples implied by such growth rates and a range of discount rates to be applied to Medtronic’s future unlevered cash flow forecasts.

Perella Weinberg used a range of discount rates from 8% to 9% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including Medtronic’s target capital structure, the cost of long-term debt, forecasted tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Medtronic. To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt, non-operating liabilities and minority interest and added cash and cash equivalents. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method). These analyses resulted in the following reference ranges of implied equity value per share of Medtronic common stock:

Range of Implied Present Value Per Share
Public Forecasts	$54 – $72
Medtronic Forecasts	$62 – $82

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Medtronic, Covidien or the transaction.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Medtronic board of directors as to the fairness, from a financial point of view, as of the date of such opinion, of the merger consideration of one New Medtronic share to be received for each share of Medtronic common stock (taking into account the acquisition of Covidien) as provided for in the Transaction Agreement to the holders of Medtronic common stock (other than Medtronic and its subsidiaries). These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Transaction Agreement or their respective advisors, none of Medtronic, Covidien, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Medtronic board of directors was one of many factors taken into consideration by the Medtronic board of directors in making its determination to approve the transaction. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the Medtronic shareholders provided for in the Transaction Agreement, which consideration was determined through arm’s length negotiations between Medtronic and Covidien.

Pursuant to the terms of the engagement letter between Perella Weinberg and Medtronic dated as of May 11, 2014, Medtronic became obligated to pay Perella Weinberg $7 million upon the delivery of Perella Weinberg’s opinion, and has agreed to pay Perella Weinberg an additional $29 million upon the closing of the transaction. In addition, Medtronic agreed to reimburse Perella Weinberg for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons against various liabilities, including certain liabilities under the federal securities laws.

In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Medtronic or Covidien or any of their respective affiliates. During the two-year period prior to the date of Perella Weinberg’s opinion, no material relationship existed between Perella Weinberg and Medtronic or Covidien or their respective affiliates pursuant to which compensation was received by Perella Weinberg; however, Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Medtronic and Covidien and their respective affiliates and in the future may receive compensation for the rendering of such services.

Opinion of Covidien’s Financial Advisor

Goldman Sachs delivered its opinion to Covidien’s board of directors that, as of June 15, 2014 and based upon and subject to the factors and assumptions set forth therein, the scheme consideration to be paid pursuant to the Transaction Agreement was fair from a financial point of view to the holders (other than Medtronic and its affiliates) of Covidien ordinary shares. On October 20, 2014, Goldman Sachs confirmed to Covidien’s board of directors that had Goldman Sachs performed its financial analyses set forth in its presentation to the board of directors of Covidien on June 15, 2014 on the basis of the Contemplated Funding Structure, there would have been no change to the conclusion set forth in its opinion. The confirmation did not address any circumstances, developments or events occurring after June 15, 2014, the date of the opinion, other than the Contemplated Funding Structure.

The full text of the written opinion of Goldman Sachs, dated June 15, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with its opinion, is attached as Annex F. The full text of the confirmation letter of Goldman Sachs, dated October 20, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the letter, is attached as Annex G. Goldman Sachs provided its opinion and confirmation letter for the information and assistance of Covidien’s board of directors in connection with its consideration of the transactions contemplated by the Transaction Agreement. Neither the Goldman Sachs opinion nor the Goldman Sachs confirmation letter is a recommendation as to how any holder of Covidien ordinary shares should vote with respect to the transaction or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Transaction Agreement;

•	the announcement of the transaction pursuant to Rule 2.5 of the Takeover Rules;

•	the expenses reimbursement agreement;

•	annual reports to shareholders and Annual Reports on Form 10-K of Covidien and Medtronic for the five fiscal years ended the last Friday in September 2013 and the last Friday in April 2013, respectively;

•	certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Covidien and Medtronic;

•	certain other communications from Covidien and Medtronic to their respective shareholders;

•	certain publicly available research analyst reports for Covidien and Medtronic;

•	certain internal financial analyses and forecasts for Covidien prepared by its management and certain internal financial analyses and forecasts for Medtronic prepared by its management, in each case, as approved for Goldman Sachs’ use by Covidien (which we refer to in this section as the “Forecasts”); and

•	certain operating synergies projected by the managements of Covidien and Medtronic to result from the transaction and approved for Goldman Sachs’ use by Covidien (which we refer to in this section as the “Synergies”).

Goldman Sachs also held discussions with members of the senior management of Covidien regarding their assessment of the past and current business operations, financial condition and future prospects of Covidien and Medtronic and the strategic rationale for, and the potential benefits of, the transaction; reviewed the reported price and trading activity for the Covidien ordinary shares and Medtronic common shares; compared certain financial and stock market information for Covidien and Medtronic with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business transactions in the medical devices industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Covidien’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Covidien’s consent that the Forecasts and the Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Covidien. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Covidien, Medtronic or New Medtronic or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Covidien, Medtronic or New Medtronic or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has assumed that the transaction will be consummated on the terms set forth in the Transaction Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Covidien to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Covidien; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Medtronic and its affiliates) of Covidien ordinary shares, as of the date of the opinion, of the scheme consideration to be paid pursuant to the Transaction Agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the Transaction Agreement or transaction or any term or aspect of any other agreement or instrument contemplated by the Transaction Agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Covidien; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Covidien, or any class of such persons, in connection with the transaction, whether relative to the scheme consideration to be paid to the holders (other than Medtronic and its affiliates) pursuant to the

Transaction Agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the New Medtronic ordinary shares will trade at any time or as to the impact of the transaction on the solvency or viability of Covidien, Medtronic or New Medtronic or the ability of Covidien, Medtronic or New Medtronic to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Covidien’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 13, 2014, the last trading day prior to the date on which Covidien’s board of directors approved the Transaction Agreement, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the consideration to be paid to holders (other than Medtronic and its affiliates) of ordinary shares of Covidien pursuant to the Transaction Agreement, assuming a $93.22 value for such consideration (which we refer to in this section as the “Implied Transaction Consideration,” calculated as the cash consideration plus the implied stock consideration per ordinary share of Covidien based on the closing price of $60.70 per common share of Medtronic on June 13, 2014) in relation to the historical trading price of ordinary shares of Covidien. This analysis indicated that the Implied Transaction Consideration in the amount of $93.22 per ordinary share of Covidien represented:

•	a premium of 29.4% to the closing price of an ordinary share of Covidien of $72.02 on June 13, 2014;

•	a premium of 29.1% to the closing price of an ordinary share of Covidien of $72.18 on May 13, 2014;

•	a premium of 41.6% to the closing price of an ordinary share of Covidien of $65.81 on December 13, 2013;

•	a premium of 62.4% to the closing price of an ordinary share of Covidien of $57.41 on July 1, 2013, which is the first day after the completion of the 2013 separation of Mallinckrodt from Covidien;

•	a premium of 26.6% to the highest closing price of an ordinary share of Covidien of $73.66 since July 1, 2013, which is the first day after the completion of the 2013 separation of Mallinckrodt from Covidien;

•	a premium of 29.0% to the average closing price for the one-month period ended June 13, 2014 of an ordinary share of Covidien of $72.27;

•	a premium of 32.7% to the average closing price for the six-month period ended June 13, 2014 of an ordinary share of Covidien of $70.25; and

•	a premium of 40.0% to the average closing price for the period beginning on July 1, 2013 which is the first trading day after the completion of the 2013 separation of Mallinckrodt from Covidien, and ended June 13, 2014 of an ordinary share of Covidien of $66.58.

Goldman Sachs also compared the Implied Transaction Consideration to the Forecasts of Covidien’s EBITDA (as defined below) for the calendar years 2014 and 2015 and to the Forecasts of Covidien’s earnings per share for the calendar years 2014-2016. This analysis indicated that the Implied Transaction Consideration of Covidien represented:

•	a multiple of 15.8x to the estimated calendar year 2014 EBITDA of Covidien of approximately $3.0 billion;

•	a multiple of 14.4x to the estimated calendar year 2015 EBITDA of Covidien of approximately $3.2 billion;

•	a multiple of 22.5x to the estimated calendar year 2014 earnings per share of Covidien of approximately $4.13;

•	a multiple of 20.2x to the estimated calendar year 2015 earnings per share of Covidien of approximately $4.61; and

•	a multiple of 18.1x to the estimated calendar year 2016 earnings per share of Covidien of approximately $5.16.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial and stock market information and public market multiples for Covidien to corresponding financial and stock market information and public market multiples for the following publicly traded corporations in the medical device industry:

•	Baxter International Inc.

•	Becton, Dickinson and Company

•	CareFusion Corp.

•	CR Bard, Inc.

•	Johnson & Johnson

•	Medtronic

•	Abbott Laboratories

•	Stryker Corp.

•	St. Jude Medical, Inc.

•	Boston Scientific Corp.

•	Zimmer Holdings, Inc.

This analysis was undertaken in order to assist Goldman Sachs and Covidien’s board of directors in understanding how the various companies within the medical device industry were then currently trading with respect to certain commonly used financial metrics and in understanding if the shares of Covidien were trading at a relative premium or discount to such companies.

Although none of the selected companies is directly comparable to Covidien, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Covidien.

The estimates for earnings per share and for earnings before interest, taxes, depreciation and amortization (“EBITDA”) contained in the analysis set forth below were based on Institutional Brokers’ Estimate System (“IBES”) consensus estimates as of June 13, 2014.

In its analysis, Goldman Sachs derived and compared for Covidien and the selected companies:

•	enterprise value (which is defined as fully diluted equity value plus total debt, less total cash and cash equivalents), as of June 13, 2014, as a multiple of estimated EBITDA for calendar year 2014, which is referred to below as “2014E EV/EBITDA”;

•	price per share, as of June 13, 2014, as a multiple of estimated earnings per share for calendar year 2014, which is referred to below as “2014E P/E”; and

•	price per share, as of June 13, 2014, as a multiple of estimated earnings per share for calendar year 2015, which is referred to below as “2015E P/E.”

For purposes of these calculations, Goldman Sachs utilized an equity value for each company derived by multiplying the number of fully diluted outstanding shares (including convertible securities and options) by the company’s closing share price on June 13, 2014. Goldman Sachs then added the net debt to the equity value of such company derived from the foregoing calculations to determine an enterprise value for each company. The results of these analyses are summarized as follows:

	2014E EV/EBITDA	2014E P/E	2015E P/E
Baxter	10.3x	14.2x	13.4x
Becton Dickinson	10.9x	18.4x	16.9x
CR Bard	12.0x	16.6x	15.1x
Johnson & Johnson	11.5x	17.5x	16.2x
Medtronic	9.8x	15.3x	14.3x
Abbott	11.5x	18.0x	16.1x
Stryker	11.6x	17.3x	15.8x
St. Jude Medical	12.2x	16.4x	15.1x
Boston Scientific	12.3x	16.0x	14.3x
Zimmer	10.0x	17.3x	16.2x
CareFusion	9.8x	17.1x	15.2x
Range of the Selected Companies (excluding Covidien and Medtronic)	9.8x – 12.3x	14.2x – 18.4x	13.4x – 16.9x
Median of the Selected Companies (excluding Covidien and Medtronic)	11.5x	17.2x	15.5x

Premia Paid Analysis. Goldman Sachs reviewed and analyzed the acquisition premia for all transactions announced or completed from June 13, 2004 to June 13, 2014 involving publicly traded targets in which the consideration consisted of a mix of stock and cash and for which the enterprise value implied by the purchase price paid in the acquisition exceeded $20 billion (excluding transactions with undisclosed value, spin-offs, recapitalizations, self-tender offers, repurchases, exchange offers and transactions in which a company was acquiring the remaining minority stake in a target company which it did not already own), calculated relative to the target’s closing price one day prior to the announcement of the relevant transaction, the target’s closing price one month prior to the announcement of the relevant transaction and the target’s 52-week high price. The following table presents the results of this analysis:

Median Historical Merger Premia
Transaction-type	1-Day Premium	1-Month Premium	52-Week High Premium
All Industries	26.2%	29.4%	10.3%
Healthcare	26.1%	30.2%	9.1%
Transaction Agreement	29.4%	29.1%	26.6%

Goldman Sachs also reviewed and analyzed the acquisition premia for all transactions announced or completed since 2009 involving publicly traded targets in which the consideration consisted of a mix of stock and cash and for which the enterprise value implied by the purchase price paid in the acquisition exceeded $1 billion (excluding transactions with undisclosed value, spin-offs, recapitalizations, self-tender offers, repurchases, exchange offers and transactions in which a company was acquiring the remaining minority stake in a target company which it did not already own), calculated relative to the target’s closing price one day prior to the announcement of the relevant transaction. The following table presents the results of this analysis:

Average Acquisition Premia 1-Day Prior to Announcement of Transaction
2009	45%
2010	43%
2011	35%
2012	34%
2013	23%
2014 YTD	28%

Illustrative Present Value of Future Share Price Analyses. Goldman Sachs performed an illustrative analysis of the implied present value of the future share price (including projected future dividends) of Covidien, which is designed to provide an indication of the present value of a theoretical future value of Covidien’s equity as a function of Covidien’s estimated future earnings and its assumed price to future earnings per share multiple. Goldman Sachs also performed an illustrative analysis of the implied per share present value of the scheme consideration to be paid to holders of ordinary shares of Covidien pursuant to the Transaction Agreement (taking into account an analysis of the implied present value of the future share price of New Medtronic and the cash portion of such consideration). For these analyses, Goldman Sachs used the Forecasts for fiscal years 2015-2019.

For ordinary shares of Covidien, Goldman Sachs performed an analysis of the illustrative present value of the future share price (including projected future dividends) by first multiplying the Forecasts of cash EPS for fiscal years 2015-2019 by an illustrative range of next-twelve-months P/E multiples of 14.5x to 18.5x to determine the implied equity value of ordinary shares of Covidien. These implied per share future equity values for the fiscal years ending on the last Friday of September in 2015-2019 were then discounted to March 31, 2014 (dividends discounted using a mid-year convention) using a discount rate of 9.8%, reflecting an estimate of Covidien’s cost of equity. This analysis yielded an illustrative range of implied per share present values of ordinary shares of Covidien of $62.64 to $89.36 for fiscal years 2015-2019.

For shares of New Medtronic, Goldman Sachs performed an analysis of the illustrative implied present value of the future share price (including Medtronic dividends and value from Covidien shares based on an exchange ratio of 0.9560x) of New Medtronic for 2015-2019 by using the Forecasts, the Synergies and pro forma blended next-twelve-months P/E multiples of 13.5x to 16.5x (blended based on the weighted average net incomes of Medtronic and Covidien). The implied per share future equity values for the years ending April 30, 2015-2019 were discounted to March 31, 2014 (dividends discounted using a mid-year convention) using a discount rate of 9.4%, reflecting an estimate of New Medtronic’s market capitalization weighted average cost of equity. These present values were then multiplied by 0.9560 and increased by $35.19, reflecting the share portion and the cash portion, respectively, of the scheme consideration to be received by holders of ordinary shares of Covidien pursuant to the Transaction Agreement. This analysis yielded an illustrative range of implied per share present values of the scheme consideration to be paid to holders of ordinary shares of Covidien pursuant to the Transaction Agreement (taking into account the analysis of the implied present value of the future share price of New Medtronic described in this paragraph and the cash portion of such consideration) of $94.53 to $117.82 for fiscal years 2015-2019.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Covidien, using the Forecasts, to determine a range of illustrative present values per ordinary share of Covidien on a standalone basis. This analysis was undertaken to assist Covidien’s board of directors in understanding how Medtronic’s proposal, converted into an implied per share cash value, might compare to Covidien’s projections of its stand-alone future cash flows. Using illustrative discount rates ranging from 8.0% to 9.0%, reflecting estimates of Covidien’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for Covidien by discounting to present values as of March 31, 2014 (a) estimates of Covidien’s unlevered free cash flows for (a) the six-month period ending on the last Friday in September 2014, (b) the years 2015 through 2019 based on the Forecasts and (c) illustrative terminal values as of the last Friday in September 2019 based on perpetuity growth rates ranging from 1.0% to 2.0%. Goldman Sachs then derived the implied equity value per ordinary share of Covidien by deducting the value of Covidien’s net debt as of March 28, 2014, and dividing the result by the number of fully diluted outstanding ordinary shares of Covidien in accordance with information provided by Covidien’s management. The analysis resulted in a range of illustrative values of $71.85 to $94.02 per Covidien ordinary share.

Goldman Sachs also performed an illustrative discounted cash flow analysis on New Medtronic, using the Forecasts and the Synergies, to determine a range of illustrative present values per ordinary share of New Medtronic on a pro forma basis. Using illustrative discount rates ranging from 8.0% to 9.0%, reflecting estimates of New Medtronic’s weighted average cost of capital, Goldman Sachs derived illustrative ranges of implied enterprise values for New Medtronic by discounting to present values as of March 31, 2014 (a) estimates of the unlevered free cash flows of Covidien, Medtronic and the Synergies for (a) the years 2015 through 2019 based on the Forecasts and (b) illustrative terminal values as of April 30, 2019 based on perpetuity growth rates ranging from 1.0% to 2.0%. Goldman Sachs then derived the implied equity value per ordinary share of New Medtronic by deducting the value of Covidien’s net debt as of March 28, 2014 and Medtronic’s net debt as of April 30, 2014 (adjusted for the transaction on a pro forma basis in accordance with information provided by Covidien management), and dividing the result by the number of fully diluted ordinary shares of New Medtronic in accordance with information provided by Covidien’s management. Goldman Sachs then derived the implied value of the per share scheme consideration to be paid to holders of ordinary shares of Covidien pursuant to the Transaction Agreement, calculated as the cash consideration of $35.19 plus 0.9560 of the implied equity value per share for New Medtronic. This analysis resulted in an illustrative range of present values of the per share scheme consideration to holders of ordinary shares of Covidien of $98.14 to $118.84.

The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experiences, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to Covidien’s future unlevered cash flow forecasts.

Goldman Sachs used a range of discount rates from 8% to 9% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including the company’s target capital structure, the cost of long-term debt, after-tax yield on permanent excess cash, if any, forecast tax rate and historical beta, as well as certain financial metrics for the United States financial markets generally.

Illustrative Potential Per Share Value of the Scheme Consideration. Goldman Sachs calculated an illustrative range of pro forma values of the per share scheme consideration to be paid to holders of ordinary shares of Covidien pursuant to the Transaction Agreement, using the Forecasts. This analysis was designed to provide an indication of the present value of the per share scheme consideration based on (i) the present values of a theoretical future value of New Medtronic’s equity as a function of New Medtronic’s estimated future earnings and its assumed price to future earnings per share multiple plus (ii) the cash portion of the scheme consideration. Goldman Sachs calculated an illustrative range of the pro forma values of the share portion of the scheme consideration as of April 30, 2015 based on (i) pro forma New Medtronic cash earnings per share for 2016 of $4.99 and (ii) next twelve months cash price to earnings multiples of (a) Covidien of 15.3x, (b) Medtronic of 13.8x and (c) New Medtronic of 14.3x (blended based on the weighted average net incomes of Medtronic and Covidien). Goldman Sachs then multiplied the illustrative range of the pro forma values of the share portion of the scheme consideration by the exchange ratio of 0.9560x. Goldman Sachs then added the cash portion of the scheme consideration of $35.19 to the illustrative range of the pro forma values of the share portion of the scheme consideration to calculate an illustrative range of pro forma values of the per share scheme consideration. The illustrative range of pro forma values of the per share scheme consideration was then discounted to June 15, 2014 using a discount rate of 9.4%, reflecting an estimate of Covidien’s and Medtronic’s market capitalization weighted average cost of equity. This analysis resulted in an illustrative range of pro forma values of the per share scheme consideration of $93.31 to $99.92.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Covidien or Medtronic or the transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Covidien’s board of directors as to the fairness from a financial point of view of the scheme consideration to be paid pursuant to the Transaction Agreement to the holders (other than Medtronic and its affiliates) of Covidien ordinary shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Covidien, Medtronic, New Medtronic or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The scheme consideration was determined through arm’s length negotiations between Covidien and Medtronic and was approved by Covidien’s board of directors. Goldman Sachs provided advice to Covidien during these negotiations. Goldman Sachs did not, however, recommend to Covidien or to Covidien’s board of directors any specific exchange ratio or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described above, Goldman Sachs’ opinion to Covidien’s board of directors was one of many factors taken into consideration by Covidien’s board of directors in making its determination to approve the Transaction Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Covidien, Medtronic and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Transaction Agreement. Goldman Sachs acted as financial advisor to Covidien in connection with, and participated in certain of the negotiations leading to, the transaction. Goldman Sachs expects to receive a transaction fee for its services in connection with the transaction, all of which is contingent upon consummation of the transaction, and Covidien has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Covidien and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner on an offering of the Company’s 3.5% Senior Notes due 2018 and 4.75% Senior Notes due 2023 (aggregate principal amount of $900 million) in April 2013 and as advisor to the Company on the 2013 separation of Mallinckrodt from Covidien. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Medtronic and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on an offering of Medtronic’s 1.375% Senior Notes due 2018, 2.750% Senior Notes due 2023 and 4.000% Senior Notes due 2043 (aggregate principal amount of $3 billion) in March 2013, and as joint bookrunner on an offering of Medtronic’s Floating Rate Senior Notes due 2017, 0.875% Senior Notes due 2017, 3.625% Senior Notes due 2024 and 4.625% Senior Notes due 2044 (aggregate principal amount of $2 billion) in February 2014. During the two-year period ended June 15, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided to Covidien and/or its affiliates of approximately $9.0 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Covidien, Medtronic, New Medtronic and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Covidien’s board of directors selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement, dated June 5, 2014, Covidien engaged Goldman Sachs to act as financial advisor in connection with the transaction. Pursuant to the terms of this engagement letter, Covidien has agreed to pay Goldman Sachs a transaction fee based on the aggregate consideration paid in the transaction, which as of the date of this joint proxy statement/prospectus is estimated to be approximately $58 million, all of which is contingent upon consummation of the transaction. In addition, Covidien has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Medtronic Unaudited Prospective Financial Information

Medtronic does not make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Medtronic’s and Covidien’s evaluation of the transaction, Medtronic made available certain unaudited prospective financial information relating to Medtronic on a stand-alone, pre-transaction basis to Medtronic’s financial advisor, Covidien and Covidien’s financial advisor. In addition, Medtronic made available to Medtronic’s financial advisor certain unaudited prospective financial information relating to Covidien as adjusted by Medtronic. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that any of Medtronic, Covidien or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Medtronic with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Medtronic’s business (or, in the case of the adjusted prospective financial information relating to Covidien, Covidien’s business), all of which are difficult to predict and many of which are beyond Medtronic’s control. In particular, the unaudited prospective financial information assumed, among other things, modest revenue growth in most of Medtronic’s current markets, continued high growth in emerging markets, and incremental growth from new products and new service introductions; that expected cost reductions would be sufficient to maintain close to constant gross margins; modest leverage in selling, general, and administrative expenses; and that R&D costs would increase as a percentage of revenue. Many of these assumptions are subject to change and the unaudited prospective financial information does not reflect revised prospects for Medtronic’s business (or, in the case of the adjusted prospective financial information relating to Covidien, Covidien’s business), changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. As a result, there can be no assurance that the results reflected in the unaudited prospective financial information will be realized or that actual results will not materially vary from this unaudited prospective financial information. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. Medtronic shareholders and Covidien shareholders are urged to review the section included herein entitled “Risk Factors—Risks Relating to Medtronic’s Business” for a description of risk factors with respect to Medtronic’s business and see Covidien’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q for a description of risk factors relating to Covidien’s business. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information but, in the view of Medtronic’s management, was prepared on a reasonable basis, reflects the best available estimates and judgments at the time of preparation, and presents, to the best of management’s knowledge and belief at the time of preparation, the expected course of action and the expected future financial performance of Covidien. Neither Medtronic’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein (including the unaudited prospective financial information presented below under the heading “Covidien Unaudited Prospective Financial Information”), nor have they expressed any opinion or any other form of assurance on such information or the achievability of the results reflected in such information, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. Accordingly, neither Medtronic’s independent registered public accounting firm, nor any other independent accountants, provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus.

The report of the independent registered public accounting firm of Medtronic contained in this joint proxy statement/prospectus relates to the historical financial information of Medtronic. It does not extend to the unaudited prospective financial information included in this joint proxy statement/prospectus and should not be read to do so.

Readers of this joint proxy statement/prospectus are cautioned not to unduly rely on the unaudited prospective financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such information was prepared. Medtronic has not updated and does not intend to update or otherwise revise the unaudited prospective financial information to reflect circumstances existing after the date when such information was prepared or to reflect the occurrence of future events, except to the extent required by applicable law. Medtronic has made no representation to Covidien or any other person in the Transaction Agreement or otherwise concerning the unaudited prospective financial information.

The unaudited prospective financial information set forth below does not give effect to the transaction. Medtronic shareholders and Covidien shareholders are urged to review the section included herein entitled “Medtronic Management’s Discussion and Analysis of Financial Condition and Results of Operation” for a description of Medtronic’s reported results of operations, financial condition and capital resources during 2014.

The following table presents a summary of certain unaudited prospective financial information relating to Medtronic that Medtronic made available to Medtronic’s financial advisor (and that Medtronic’s financial advisor used, with Medtronic’s approval, for purposes of its fairness opinion) and, with respect to Revenue, earnings before interest and taxes (“EBIT”) and EBITDA information for 2015 through 2018, to Covidien and its financial advisor:

	For the fiscal year ending the last Friday of April,
In billions (except per share data)	2015E	2016E	2017E	2018E	2019E
Revenue	$18.1	$19.2	$20.4	$21.8	$23.3
EBIT	$5.5	$5.8	$6.3	$6.7	$7.2
EBITDA	$6.3	$6.7	$7.2	$7.7	$8.3
Unlevered free cash flow	$3.3	$3.5	$3.7	$4.0	$4.3

The following table presents a summary of certain unaudited prospective financial information relating to Covidien as adjusted by Medtronic that Medtronic made available to Medtronic’s financial advisor, and that Medtronic’s financial advisor used, with Medtronic’s approval, for purposes of its fairness opinion:

	For the fiscal year ending the last Friday of September,
In billions (except per share data)	2014E	2015E	2016E	2017E	2018E	2019E
Revenue	$10.7	$11.3	$11.8	$12.5	$13.2	$13.9
EBIT	$2.4	$2.7	$2.9	$3.2	$3.5	$3.7
EBITDA	$3.0	$3.3	$3.5	$3.8	$4.2	$4.4
Unlevered free cash flow	$1.7	$2.0	$2.1	$2.3	$2.6	$2.7

For purposes of its analysis of Covidien, Medtronic utilized unaudited prospective estimates of revenue and EBIT as provided by Covidien in April 2014 for Covidien’s fiscal years 2014 through 2018 from the Covidien Strategic Plan (as defined below) as well as updated unaudited prospective estimates of revenue and EBIT for Covidien’s fiscal years 2014 and 2015 as provided by Covidien in early May 2014. To develop the adjusted unaudited prospective financial information for Covidien set forth in the immediately preceding table, Medtronic adjusted and extrapolated from the estimates provided by Covidien to take into account events that had occurred since Covidien prepared the Covidien Strategic Plan in July 2013 and to factor in differences in the views of Medtronic’s management regarding the competitive landscape and the fundamental market growth rates of Covidien’s business segments as compared to the views of Covidien’s management. These adjustments and extrapolations were based on discussions with Covidien regarding Covidien’s business, a review of the Covidien Strategic Plan, a review of Covidien’s updated unaudited estimates of revenue and EBIT for Covidien’s fiscal years 2014 and 2015 as provided by Covidien in early May 2014, Medtronic’s views on certain macro-economic and industry trends, a review of Covidien’s historical financial performance and a review of publicly available reports prepared by Wall Street analysts that cover Covidien. Medtronic derived adjusted unaudited prospective estimates of Covidien’s unlevered free cash flow based upon the unaudited prospective estimates of EBIT for Covidien, as adjusted and extrapolated by Medtronic as described in the prior sentence, certain information made available to Medtronic and its financial advisor by Covidien in early May 2014, the Covidien Strategic Plan, and certain publicly available historical information regarding the amounts of Covidien’s depreciation and amortization, working capital, capital expenditures and tax rates. See “Covidien Unaudited Prospective Financial Information.”

The Irish Takeover Panel considers the prospective financial information for Medtronic for each of the five fiscal years ending 2019, and for Covidien for the six fiscal years ending 2019, in each case as set out above and used by Perella Weinberg in connection with its financial analyses for the purpose of preparing its fairness opinion, to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Irish Takeover Panel decided to waive the requirement under Rule 28.3 to have the prospective financial information for Medtronic for the fiscal years ending 2016 to 2019 and the prospective financial information for Covidien for the fiscal years ending 2015 to 2019 (respectively, the “Medtronic Forecasts” and the “Covidien-Adjusted Forecasts”, and together, the “Medtronic and Covidien-Adjusted Forecasts”) examined and reported on by Medtronic’s reporting accountants, PricewaterhouseCoopers, as a result of the following exceptional circumstances:

(i)	the prospective financial information comprising the Medtronic and Covidien-Adjusted Forecasts is only included in this joint proxy statement/prospectus as it is required to be included pursuant to SEC regulations;

(ii)	the prospective financial information comprising the Medtronic and Covidien-Adjusted Forecasts was not prepared as part of either Medtronic’s or Covidien’s normal budgeting process and therefore does not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii)	PricewaterhouseCoopers has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of the Medtronic and Covidien-Adjusted Forecasts.

While the prospective financial information comprising the Medtronic and Covidien-Adjusted Forecasts has not been reported upon in accordance with Rule 28 of the Irish Takeover Rules, your attention is drawn to both the “Medtronic Profit Forecast” (as defined on page 473) for the year ending April 24, 2015 included in Medtronic’s public statement on November 18, 2014, within its second quarter earnings release for fiscal year 2015, as set out on page 473 of this joint proxy statement/prospectus, which has been reported on in accordance with Rule 28 of the Irish Takeover Rules, and also to the “Covidien Profit Forecast” (as defined on page 475) for the year ending September 26, 2014 included in Covidien’s public press release issued on December 16, 2013, as updated in its first quarter earnings release issued on January 24, 2014, and its second quarter earnings release issued on April 25, 2014, as set out on page 475 of this joint proxy statement/prospectus, which has been reported upon in accordance with Rule 28 of the Irish Takeover Rules. Please see page 473 for further discussion on the Medtronic Profit Forecast, and page 475 for further discussion on the Covidien Profit Forecast, including their respective underlying bases and assumptions.

Covidien Unaudited Prospective Financial Information

Covidien does not make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Covidien’s and Medtronic’s evaluation of the transaction, Covidien made available certain unaudited prospective financial information relating to Covidien on a stand-alone, pre-transaction basis to Covidien’s financial advisor, Medtronic and Medtronic’s financial advisor. The unaudited prospective financial information was not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that any of Covidien, Medtronic or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of Covidien with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Covidien’s business, all of which are difficult to predict and many of which are beyond Covidien’s control. In particular, the unaudited prospective financial information assumed, among other things, that the then-current macro-economic outlook would remain constant; that Covidien’s revenue growth over the period covered would exceed market growth rates; that Covidien’s strategic growth plan, in particular in emerging markets, would be successfully executed; that gross margins would improve, driven by favorable product mix, partially offset by price degradation consistent with historical trends; that research and development expenses would be maintained at 5% of revenues; that a reduction in selling, general and administrative expenses as a percentage of sales would be achieved; that there would be no change to Covidien’s capital structure; and that Covidien’s effective tax rate would slightly decline over time. Many of these assumptions are subject to change and the unaudited prospective financial information does not reflect revised prospects for Covidien’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. As a result, there can be no assurance that the results reflected in the unaudited prospective financial information will be realized or that actual results will not materially vary from this unaudited prospective financial information. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. Covidien shareholders and Medtronic shareholders are urged to review Covidien’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q for a description of risk factors with respect to Covidien’s business. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Covidien’s management, was prepared on a reasonable basis, reflects the best available estimates and judgments at the time of preparation, and presents, to the best of management’s knowledge and belief at the time of preparation, the expected course of action and the expected future financial performance of Covidien. Neither Covidien’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein (including the unaudited prospective financial information presented below under the heading “Medtronic Unaudited Prospective Financial Information”), nor have they expressed any opinion or any other form of assurance on such information or the achievability of the results reflected in such information, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. Accordingly, neither Covidien’s independent registered public accounting firm, nor any other independent accountants, provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus.

The report of the independent registered public accounting firm of Covidien contained in Covidien’s Current Report on Form 8-K filed with the SEC on July 11, 2014 relates to the historical financial information of

Covidien. It does not extend to the unaudited prospective financial information included in this joint proxy statement/prospectus and should not be read to do so.

Readers of this joint proxy statement/prospectus are cautioned not to unduly rely on the unaudited prospective financial information. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date such information was prepared. Covidien has not updated and does not intend to update or otherwise revise the unaudited prospective financial information to reflect circumstances existing after the date when such information was prepared or to reflect the occurrence of future events, except to the extent required by applicable law. Covidien has made no representation to Medtronic or any other person in the Transaction Agreement or otherwise concerning the unaudited prospective financial information.

The unaudited prospective financial information set forth below does not give effect to the transaction. Covidien shareholders and Medtronic shareholders are urged to review Covidien’s most recent SEC filings for a description of Covidien’s reported results of operations, financial condition and capital resources during 2014.

In April 2014, Covidien provided to Medtronic and Medtronic’s financial advisor, as well as to Covidien’s financial advisor, certain unaudited prospective financial information that Covidien had prepared in connection with its strategic planning process in July 2013 (the “Covidien Strategic Plan”), which is set forth in the table below.

	For the fiscal year ending the last Friday of September,
In millions	2014E	2015E	2016E	2017E	2018E
Revenue	$10,791	$11,427	$12,184	$13,101	$14,162
Operating income (EBIT)	$2,432	$2,630	$2,903	$3,262	$3,693

In early May 2014, Covidien provided to Medtronic and Medtronic’s financial advisor, as well as to Covidien’s financial advisor, the following updated unaudited prospective financial information for fiscal year 2014: revenue of $10,691 million and operating income (EBIT) of $2,367 million, and the following updated unaudited prospective financial information for fiscal year 2015: revenue of $11,298 million and operating income (EBIT) of $2,685 million.

Subsequently, in mid-May 2014, Covidien provided its financial advisor certain updated unaudited prospective financial information for Covidien summarized below, which Covidien’s financial advisor used, with Covidien’s approval, for purposes of its fairness opinion:

	For the fiscal year ending the last Friday of September,
In millions (except per share data)	2014E		2015E	2016E	2017E	2018E	2019E
Revenue	$10,691		$11,269	$11,808	$12,365	$12,958	$13,593
Operating income (EBIT)	$2,367		$2,633	$2,907	$3,207	$3,529	$3,868
EBITDA	$2,906		$3,173	$3,447	$3,747	$4,069	$4,408
Earnings per share	$4.02		$4.48	$5.01	$5.59	$6.23	$6.86
Unlevered free cash flow	$688	*	$2,088	$2,351	$2,602	$2,865	$3,127

*	Second half FY2014E only.

The Irish Takeover Panel considers the prospective financial information for Covidien for each of the six fiscal years ending 2019, as set out above, used by Goldman Sachs in connection with its financial analyses for the purpose of preparing its fairness opinion to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Irish Takeover Panel decided to waive the requirement under Rule 28.3 to have these forecasts examined for the fiscal years 2015 through 2019 and reported on by Covidien’s reporting accountants, Deloitte & Touche (Ireland), as a result of the following exceptional circumstances:

(i)	the prospective financial information is only included in this joint proxy statement/prospectus as it is required to be included pursuant to SEC regulations:

(ii)	the prospective financial information was not prepared as part of Covidien’s normal budgeting process and therefore does not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii)	Deloitte & Touche (Ireland) has confirmed that they would be unable, as reporting accountants, to issue a report on the profit forecasts required under Rule 28.3 of the Irish Takeover Rules in respect of this prospective financial information.

While the prospective financial information above for the fiscal years 2015 through 2019 has not been reported upon in accordance with Rule 28 of the Irish Takeover Rules, your attention is drawn to the “Covidien Profit Forecast” (as defined on page 475) for the year ending September 26, 2014 included in Covidien’s public press release issued on December 16, 2013, as updated in its first quarter earnings release issued on January 24, 2014, and its second quarter earnings release issued on April 25, 2014, as set out on page 475 of this joint proxy statement/prospectus, which has been reported upon in accordance with Rule 28 of the Irish Takeover Rules. Please see page 475 for further discussion on the Covidien Profit Forecast, including the underlying bases and assumptions.

Financing

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

Bridge Credit Agreement

On November 7, 2014, Medtronic entered into the 364-day senior unsecured Bridge Credit Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into the three-year senior unsecured Term Loan Credit Agreement among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments on the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with entering into the Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under the 364-day senior unsecured bridge credit agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under the 60-day senior unsecured cash bridge credit agreement dated as of June 15, 2014.

Summary of Terms of the Bridge Credit Agreement and the Term Loan Credit Agreement

The funding of the loans under each Credit Agreement is conditioned on, among other things, the consummation of the transaction and the absence of certain events of defaults described in each Credit Agreement. The commitments under each Credit Agreement automatically terminate on the earliest of (a) the disbursement of the loans to Medtronic on the date of funding (“Disbursement Date”), (b) the occurrence of certain mandatory cancellation events or (c) March 15, 2015 (or, if all but certain conditions under the Transaction Agreement have been completed, June 15, 2015).

Loans outstanding under each Credit Agreement will bear interest, at Medtronic’s option, either (a) at the base rate (defined as the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds rate plus 0.50% and (3) the applicable interest rate for a eurodollar loan with a one month interest period beginning on such day plus 1.00%) or (b) at the eurodollar rate, plus, in each case, an applicable margin that will vary depending on the debt rating of Medtronic and, in the case of the Bridge Credit Agreement, the number of days which the loans remain outstanding from the Disbursement Date. In addition, under each Credit Agreement, Medtronic has agreed to pay (x) nonrefundable ticking interest of 0.05% on the amount of the aggregate commitments in effect from November 7, 2014 through the termination of the commitments and (y) solely in the case of the Bridge Credit Agreement, a non-refundable duration fee of 0.50%, 0.75% and 1.00% on the 90th, 180th and 270th days, respectively, after the Disbursement Date on the aggregate principal amount of the loans outstanding on such day.

The borrower may voluntarily prepay the loans under each Credit Agreement at any time without premium or penalty. The Bridge Credit Agreement also requires mandatory prepayments with the net cash proceeds of certain asset sales, debt or equity issuances and recovery events, subject to customary exceptions. Each Credit Agreement also contains customary events of default, upon the occurrence of which, and for so long as such event of default is continuing, the amounts outstanding under such Credit Agreement will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated by the lenders. In addition, the loan parties under each Credit Agreement will be subject to certain affirmative and negative covenants.

Amended and Restated Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into the Revolver Amendment Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into the Amended and Restated Revolving Credit Agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic

Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

A copy of the Bridge Credit Agreement is included as Exhibit 10.60 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Term Loan Credit Agreement is included as Exhibit 10.61 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Amended and Restated Revolving Credit Agreement is included as Exhibit 10.62 to the registration statement of which this joint proxy statement/prospectus forms a part. For further information regarding the Bridge Credit Agreement, the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement, please see the full text of the Bridge Credit Agreement, a copy of which is filed as Exhibit 10.1 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014, the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.2 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and the full text of the Amended and Restated Revolving Credit Agreement, a copy of which is filed as Exhibit 10.3 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014.

Perella Weinberg is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Covidien shareholders under the terms of the acquisition.

The obligations to pay interest on, repay the principal amount of and guarantee the payment of any liability (contingent or otherwise) under the Credit Agreements are not conditioned or otherwise subject to the financial results of Covidien.

Transaction-Related Costs

Medtronic currently estimates that, upon the consummation of the transaction, transaction-related costs incurred by the combined company, excluding fees and expenses relating to financing and integration, will be approximately $270 million.

Interests of Certain Persons in the Transaction

Medtronic

In considering the recommendation of the Medtronic board of directors, Medtronic shareholders should be aware that Medtronic directors and executive officers have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. These interests are described in more detail below, and, with respect to named executive officers of Medtronic, are quantified in the table below. The Medtronic board of directors was aware of these interests (other than any interests that arose following Medtronic’s entry into the Transaction Agreement) and considered them when it approved the Transaction Agreement and the transaction. Other than the interests described below, the proposed transaction is not expected to have an impact on the compensation and benefits payable to Medtronic’s directors or named executive officers.

Excise Tax Gross-Up

As a result of the transaction, Section 4985 of the Code imposes an excise tax (15% in 2014) on the value of certain stock compensation held at any time during the six months before and six months after the closing of the transaction by individuals who were and/or are directors and executive officers of Medtronic and are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the same period (each referred to in this proxy statement/prospectus as a “covered individual”). This excise tax applies to all compensation (or rights to compensation) granted to covered individuals by

Medtronic if the value of such compensation or right is based on (or determined by reference to) the value or change in value of stock in Medtronic or its affiliates (excluding certain statutory incentive stock options and holdings in tax qualified plans). This includes any outstanding (1) unexercised vested or unvested nonqualified stock options, (2) unvested restricted stock awards and (3) other stock-based compensation held by the covered individuals during this 12-month period. The excise tax will not, however, apply to any stock option that is exercised on or prior to the closing date of the transaction or any other stock compensation that is distributed, cashed-out, or otherwise paid in a manner resulting in income inclusion prior to the closing of the transaction. New Medtronic and/or Medtronic intend to provide a gross-up payment to each covered individual with respect to any excise taxes that may be imposed pursuant to Section 4985 of the Code, which excise tax is not applicable to other Medtronic stockholders.

Members of the Medtronic board of directors considered the impact of the Section 4985 excise tax on the covered individuals and the possible approaches for addressing this impact. Specifically, the members of the board of directors, together with their outside advisors, discussed the mechanics of the tax, reviewed the impact of the tax on Medtronic’s covered individuals and on Medtronic itself, particularly in light of the strategic importance of the transaction to Medtronic and its shareholders, and considered the approach taken by other companies undergoing similar transactions. Following these discussions, the board of directors of Medtronic determined that it would be appropriate to reimburse the covered individuals for the excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had been applied for the following reasons:

1. Covered Executives Are Key to Realizing the Strategic Benefits of the Transaction. The board of directors of Medtronic concluded that the potential costs to shareholders of the tax reimbursements were relatively minor when weighed against the strategic and financial benefits and other value for shareholders expected to be created as a result of the proposed transaction and the importance of the covered executives to realizing these benefits. See page 92 for a discussion of those benefits.

Medtronic’s ability to realize these benefits is directly related to the tremendous skill and efforts of its employees. If not reimbursed, the excise tax triggered by this transaction on the covered executives would result in the affected individuals losing a substantial portion of their compensation. Medtronic would need to replace these incentives or risk losing valuable individuals during this crucial time for the company.

2. Covered Individuals Remain Responsible for Paying All Income and Capital Gains Taxes That They Would Have Paid Absent the Transaction. Payment of the excise tax reimbursement will result in no unique benefit to these individuals but is intended only to place them in the same position as other shareholders after the transaction. The covered individuals will retain the obligation to pay all of the income and other taxes on all of their equity awards when due. In addition, no payments will be made to cover taxes imposed on the exchange of shares of Medtronic common stock held by any of the covered individuals.

3. Covered Individuals Are Receiving No Additional Compensation as a Result of the Transaction. As shown in the table on page 128, none of the named executive officers or other covered individuals (other than Bryan Hanson, to the extent he becomes a covered individual) will receive any payment or benefit as a result of the merger, other than the excise tax reimbursement. The outstanding equity awards held by the covered individuals will continue to reflect the same terms, including vesting schedules, at the combined entity. While a pre-existing deferred compensation trust would have, by its terms, been funded as a result of the transaction, Medtronic has amended the trust to prevent such funding.

4. Accelerating the Stock Compensation of the Covered Individuals Would Have Cost Medtronic More Than the Tax Reimbursements. The Medtronic board of directors considered the relative costs and benefits of two approaches for mitigating the possible impact of the Section 4985 excise tax on the covered individuals: (1) reimbursing the covered individuals for the Section 4985 excise tax that would be payable by them as a result of the transaction (and any resulting income), and (2) accelerating the vesting of and/or canceling these officers’ and directors’ equity awards. In weighing these alternatives, and deciding in favor of reimbursing the covered individuals for the 4985 excise tax and the resulting income, as opposed to accelerating the vesting and delivery of outstanding equity awards, the Medtronic board of directors considered the strong desire to continue to align the interests of executive officers and directors with stockholder interests through substantial and meaningful officer and director equity ownership. The board recognized that accelerating the vesting of, or canceling, such awards would undercut Medtronic’s compensation philosophy of insuring that executive officers hold long-term performance-based compensation (which represents a large percentage of the unvested awards outstanding, and that accelerating the vesting of these performance-based awards could result in unearned compensation being paid to the executives).

These gross-up payments would be non-deductible and would themselves be subject to the Section 4985 excise tax. Additionally, to the extent the reimbursements are made to covered employees within the meaning of Section 162(m)(3) of the Code, they would reduce the Section 162(m) limit on deductibility of such employees’ compensation. These amounts would be paid following the closing of the transaction, which is subject to, among other things, adoption of the plan of merger contained in the Transaction Agreement by Medtronic’s shareholders. The estimated cost to Medtronic of providing an excise tax gross up-payment for each of the named executive officers is set forth below in the table entitled “Quantification of Payments and Benefits to Medtronic’s Named Executive Officers.” When compared against the enhanced value of the transactions to Medtronic’s shareholders, the potential cost of the excise tax payment is relatively insignificant. The estimated cost to Medtronic of providing excise tax gross-up payments to the five Medtronic executive officers not included in the table below and Bryan Hanson (who is currently a named executive officer of Covidien) is approximately $14.6 million. The estimated cost to Medtronic of providing excise tax gross-up payments to the eleven non-employee directors in office as of the approval of the Transaction Agreement or currently is approximately $4.8 million. The total estimated cost to Medtronic of providing excise tax gross-up payments for all Medtronic executive officers and directors is approximately $72 million.

The following table provides the estimated cost to Medtronic of providing a gross-up payment for each of the non-employee directors in respect of the excise tax:

Name	Tax Reimbursement ($)
Richard H. Anderson	864,760
Scott C. Donnelly	54,316
Shirley Ann Jackson	797,993
Michael O. Leavitt	184,422
James T. Lenehan	629,821
Elizabeth G. Nabel, M.D.	0
Denise M. O’Leary	804,927
Kendall J. Powell	663,170
Robert C. Pozen	652,883
Preetha Reddy	109,613

In each case, the value of the payments was calculated based on certain assumptions as set forth in the footnote to the table below.

The following table and the related footnotes present information about the compensation payable to Medtronic’s named executive officers in connection with the transaction. The compensation shown in this table is subject to a vote, on a non-binding, advisory basis, of the stockholders of Medtronic at the special meeting, as described herein in “Medtronic Shareholder Vote on Specified Compensation Arrangements.”

Quantification of Payments and Benefits to Medtronic’s Named Executive Officers

Name	Cash ($)	Equity ($)	Pension/NQDC* ($)	Perquisites/ Benefits ($)	Tax Reimbursement ($)(1)	Other ($)	Total ($)
Omar Ishrak	—	—	—	—	27,264,683	—	27,264,683
Gary L. Ellis	—	—	—	—	8,704,002	—	8,704,002
Christopher J. O’Connell	—	—	—	—	7,598,248	—	7,598,248
Michael J. Coyle	—	—	—	—	6,010,270	—	6,010,270
Carol A. Surface	—	—	—	—	2,843,186	—	2,843,186

*	Non-qualified deferred compensation.
(1)	Such amounts consist of the estimated cost to Medtronic of the excise tax gross-up payments, which will be payable on behalf of Medtronic’s named executive officers, who along with Medtronic’s directors and certain other executives, become subject to the excise tax under Section 4985 of the Code as a result of the consummation of the transaction. Under the Code, the excise tax will become effective contemporaneously with the consummation of the transaction. Consequently, the amount of the payment that will be made will be calculated based on the closing price of Medtronic’s stock as of the consummation of the transaction and each individual’s relevant equity awards held as of that date. For purposes of the table above, the payment is based on: (1) Medtronic’s closing stock price, as of November 13, 2014, of $69.38; (2) the individuals’ relevant stock-based compensation held as of November 13, 2014; (3) a 15% excise tax rate; (4) a maximum federal tax rate of 39.60% and average state tax rate of 8.5%; (5) the assumption that no stock options are exercised between November 13, 2014 and the consummation of the transaction; (6) the assumption that the transaction will be consummated on or before January 26, 2015; and (7) the assumption that no stock-based compensation is granted in the six months following the consummation of the transaction. The actual amount of the tax reimbursement for each affected individual will be determinable following the consummation of the transaction.

The consummation of the transaction is not expected to result in the accelerated vesting or payment of compensation or benefits under any other equity or other plans of Medtronic.

Continuing Directors

The Transaction Agreement provides that up to 11 members of the Medtronic board of directors will serve on the board of directors of New Medtronic following completion of the transaction.

Indemnification and Insurance

Pursuant to the terms of the Transaction Agreement, Medtronic’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from, and the organizational documents of, Medtronic and New Medtronic. See “The Transaction Agreement—Covenants and Agreements—Directors’ and Officers’ Indemnification and Insurance.” In addition, the directors and executive officers of New Medtronic, which are expected to include some or all of Medtronic’s current directors and executive officers, are expected to enter into indemnification agreements with New Medtronic and/or one or more of its subsidiaries.

Covidien

In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. Members of the Covidien board of directors were aware of and considered these interests (other than any interests that arose following Covidien’s entry into the Transaction Agreement), among other matters, in evaluating and negotiating the Transaction Agreement and the proposed transaction, and in recommending to the shareholders of Covidien that the scheme be approved. See the section entitled “The Transaction—Background of the Transaction” and the section entitled “The Transaction—Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction.” Covidien’s shareholders should take these interests into account in deciding whether to vote “FOR” the proposal to approve the scheme. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Covidien Options and Covidien Share Awards

Under the Transaction Agreement, equity-based awards held by Covidien’s directors and executive officers as of the effective time of the scheme will be treated as follows:

Covidien Options. Each option to purchase Covidien ordinary shares that is outstanding and unexercised immediately prior to the effective time of the scheme will be assumed by New Medtronic and will be converted into an option to acquire a number of New Medtronic ordinary shares (rounded down to the nearest whole share), equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien option by (b) the equity award conversion ratio at an exercise price (rounded up to the nearest whole cent) per New Medtronic ordinary share equal to the quotient obtained by dividing (i) the exercise price per Covidien ordinary share by (ii) the equity award conversion ratio. Each New Medtronic option as so assumed and converted will otherwise continue to have, and will otherwise be subject to, the same terms and conditions as applied to the applicable Covidien option immediately prior to the effective time of the scheme.

Covidien Share Awards Granted Prior to June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted prior to June 15, 2014 will be cancelled and converted into the right to receive the scheme consideration in respect of each Covidien ordinary share underlying the Covidien share award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien share award (including any corresponding dividend equivalent units), the number of ordinary shares underlying the Covidien share award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the effective time of the scheme.

Covidien Share Awards Granted On or After June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted on or after June 15, 2014 will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien share award (including any corresponding dividend equivalent units) immediately prior to the effective time of the scheme by (b) the equity award conversion ratio. Each New Medtronic share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Covidien share award immediately prior to the effective time of the scheme.

Quantification of Payments. For an estimate of the amounts that would be payable to each of Covidien’s named executive officers in settlement of their unvested Covidien share awards granted prior to June 15, 2014, and the value of any unvested Covidien options and unvested Covidien share awards granted on or after June 15,

2014 that accelerate upon a qualifying termination of employment, assuming that the effective time of the scheme and the qualifying termination occurred on November 5, 2014, see “—Quantification of Payments and Benefits to Covidien’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Covidien’s executive officers who are not named executive officers in settlement of their unvested Covidien share awards granted prior to June 15, 2014, and the value of any unvested Covidien options and unvested Covidien share awards granted on or after June 15, 2014 that accelerate upon a qualifying termination of employment, assuming that the effective time of the scheme and the qualifying termination of employment occurred on November 5, 2014 is $40,884,890. Covidien estimates that the aggregate amount that would be payable to Covidien’s eight non-employee directors for their unvested Covidien share awards if the effective time of the scheme occurred on November 5, 2014 is $1,934,267. The amounts specified in this paragraph are determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement.

Change in Control Severance Plan

Covidien maintains the Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives (the “Covidien Change in Control Plan”), which provides eligible employees who either experience an involuntary termination of employment or resign for good reason within the 60 days prior to or two years following a change in control of Covidien (a “qualifying termination of employment”) with certain severance benefits. Each Covidien executive officer is covered by this severance plan. Under the terms of the severance plan, each eligible executive officer who experiences a qualifying termination of employment would receive:

•	a single lump sum payment equal to 24 months of the executive’s base salary (36 months for José Almeida, Covidien’s President and Chief Executive Officer, provided that the amount paid does not exceed 2.99 times his base salary);

•	a single lump sum payment equal to two times the average of the executive’s bonus for the previous three fiscal years (2.99 times the average of the previous three fiscal year bonuses for the chief executive officer);

•	continuation of health, dental, and vision benefits at active employee rates for a period of up to 24 months (36 months for the chief executive officer);

•	full vesting of unvested stock options;

•	12 months to exercise vested stock options (unless a longer period is provided in the applicable award agreement);

•	full vesting of unvested restricted stock unit awards that are subject solely to time-based vesting;

•	subject to the terms of the applicable award agreements, vesting of unvested performance unit awards if, and to the extent that, the Covidien compensation committee determines that the applicable performance criteria have been or will be attained or would have been attained during the 24-month period after the executive’s employment terminates (36-month period for the chief executive officer);

•	outplacement services, in Covidien’s discretion, for up to 12 months; and

•	payment of a pro rata portion of the executive’s actual annual incentive cash award for the fiscal year during which such executive’s employment terminates.

Under the Covidien Change in Control Plan, any payments or benefits payable to the executive officer will be reduced to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits and paying the applicable excise taxes.

The payment of benefits under the Covidien Change in Control Plan is conditioned upon the executive executing a general release in favor of Covidien and is subject to the terms of the non-competition, non-solicitation, and confidentiality agreement between the executive and Covidien, under which the executive agrees not to disclose confidential Covidien information at any time and not to compete with Covidien nor solicit Covidien’s employees or customers for a period of one year following termination of employment.

For an estimate of the value of the payments and benefits described above that would be payable to each of Covidien’s named executive officers, see “—Quantification of Payments and Benefits to Covidien’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Covidien’s other executive officers under the Covidien Change in Control Plan (excluding the estimated value of accelerated equity awards) if the effective time of the scheme were to occur and they were to experience a qualifying termination of employment on November 5, 2014 is $14,046,218. The amount specified in the previous sentence is determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement.

Supplemental Savings and Retirement Plan

All of Covidien’s executive officers participate in the Covidien Supplemental Savings and Retirement Plan, which provides for the accelerated vesting of all company contributions credited to the executive’s account under the plan upon the occurrence of a change in control.

Each of Covidien’s named executive officers is already fully vested in Company contributions credited to his account under the plan and thus will not receive accelerated vesting upon consummation of the transaction. The estimated aggregate amount of matching contributions credited to the accounts of Covidien’s other executive officers under the Covidien Supplemental Savings and Retirement Plan that would become fully vested if the effective time of the scheme were to occur on November 5, 2014 is $5,959.

Section 4985 Excise Tax Gross-Up

Under the Transaction Agreement, Covidien may enter into an agreement with each director and executive officer of Covidien providing for a gross-up with respect to any excise taxes that may be imposed pursuant to Section 4985 of the Code such that on a net after-tax basis, the director or executive officer would be in the same position as if no such excise tax had been applied. If it is determined that the excise tax under Section 4985 of the Code applies to directors and executive officers of Covidien (including such an individual who becomes a director or officer of New Medtronic or Medtronic, as applicable), the actual amounts due on behalf of the directors and executive officers will be determinable following the consummation of the proposed transaction. No tax reimbursements are currently expected to be payable to Covidien directors or executive officers pursuant to gross-up agreements relating to taxes imposed under Section 4985 of the Code, except for Mr. Hanson. These gross-up payments will not cover any capital gains tax imposed on the exchange of any Covidien ordinary shares held by Covidien directors or executive officers, and such directors and executive officers will be responsible for paying such capital gains tax just like all other Covidien shareholders.

Continuing Directors

The Transaction Agreement provides that two members of the Covidien board of directors as of June 15, 2014 will serve on the board of directors of New Medtronic following the effective time of the scheme. These individuals will be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien.

Indemnification and Insurance

Covidien is party to indemnification agreements with each of its directors and executive officers that require Covidien, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the Transaction Agreement, Covidien’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from New Medtronic. See

“The Transaction Agreement—Directors’ and Officers’ Indemnification and Insurance.” Furthermore, the directors and executive officers of New Medtronic, which are expected to include some of Covidien’s current directors and executive officers, are expected to enter into indemnification agreements with New Medtronic and/or one or more of its subsidiaries.

Letters of Intent with Medtronic

Following Covidien’s entry into the Transaction Agreement, Bryan Hanson, who is currently a named executive officer of Covidien, and Michael Tarnoff, who is currently an executive officer of Covidien, each agreed upon the terms of a letter of intent with Medtronic providing for the executive’s employment with New Medtronic following the closing of the transaction.

The letters of intent with Messrs. Hanson and Tarnoff each contemplate that the executive will enter into an employment agreement with New Medtronic prior to commencing employment. Mr. Hanson’s annual base salary will be $750,000 and Dr. Tarnoff’s annual base salary will be $542,200, and the executives will be eligible for an annual bonus with a target equal to 85% and 65%, respectively, of their respective base salaries. Upon commencement of employment with New Medtronic, each of Messrs. Hanson and Tarnoff will receive sign-on stock option and RSU grants with a target grant date value of $3,000,000 and $3,400,000, respectively, subject in each case to certain vesting criteria. Starting in fiscal year 2016, the executives will be eligible to participate in New Medtronic’s long-term incentive programs, comprised of cash- and equity-based awards with a fiscal year 2016 target grant date value of $2,700,000 in the case of Mr. Hanson, and $1,200,000 in the case of Dr. Tarnoff.

Under the letters of intent, each executive will be eligible to participate in all savings and retirement plans and welfare benefits that are generally made available to other U.S.-based New Medtronic executives; however, for the two-year period following the consummation of the transaction, the executives will continue to be covered by the Covidien Change in Control Plan and thereafter, the executives will participate in New Medtronic’s severance plans or policies.

In addition, under his letter of intent, Mr. Hanson will receive a new hire bonus of $1,000,000 upon commencement of employment with New Medtronic. Mr. Hanson is expected to become an executive officer of Medtronic and will be subject to New Medtronic’s stock ownership policies, which will require him to maintain a certain ownership level of New Medtronic shares and impose retention requirements on equity awards until the requisite ownership requirements are satisfied.

Further to Rule 16.2 of the Irish Takeover Rules, Covidien shareholders will receive a separate communication relating to these incentivisation arrangements.

Quantification of Payments and Benefits to Covidien’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Covidien’s named executive officers would receive in connection with the transaction, assuming that the transaction were consummated and each such executive officer experienced a qualifying termination of employment on November 5, 2014. The amounts below are determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)(6)	Other ($)	Total ($)
José E. Almeida	8,232,260	45,830,332	72,108	—	—	54,134,700
Charles J. Dockendorff(1)	3,158,401	—	18,072	—	—	3,176,473
Bryan C. Hanson	2,485,501	12,276,919	63,072	2,869,167	—	17,694,659
Peter L. Wehrly	2,060,576	10,058,276	63,072	—	—	12,181,924
John H. Masterson	2,305,198	7,870,169	63,072	—	—	10,238,439

(1)	The terms of Covidien’s annual incentive plan and equity plan provide for certain benefits upon an employee’s termination of employment due to death, disability, or normal or early retirement. For this purpose, normal retirement occurs where an employee terminates employment after attaining age 60 and the sum of the employee’s age and years of service equals at least 70. Under the annual incentive plan, employees are eligible to receive a prorated annual incentive cash award based on the number of days that the employee was employed by Covidien during the fiscal year upon death, disability, or normal or early retirement. Under the Covidien equity plan, employees are eligible to receive full vesting of stock options, restricted units, and performance units upon death, disability or normal retirement. As of August 11, 2014, Mr. Dockendorff satisfied the requirements for normal retirement. Accordingly, amounts reported in this table reflect only amounts that Mr. Dockendorff will receive as a result of the transaction and not amounts to which he would be entitled to receive due to his satisfying the requirements for normal retirement. Prior to the announcement of the transaction, Covidien reported that Mr. Dockendorff would be retiring at the end of calendar 2014.
(2)	The cash payments consist of (a) a pro rata annual bonus for the 2014 fiscal year (assuming target performance), payable to each of the named executive officers, other than Mr. Dockendorff within 60 days after the executive officer’s qualifying termination of employment, and (b) a lump sum severance amount payable to each of the named executive officers (including Mr. Dockendorff) in an amount equal to the sum of (i) two times (2.99 times in the case of Mr. Almeida) the executive officer’s base salary and (ii) two times the average of the executive officer’s bonus for the previous three fiscal years (2.99 times the average of the previous three fiscal year bonuses in the case of Mr. Almeida). For named executive officers other than Mr. Dockendorff, both the pro rata bonus and the severance payment are “double trigger” and for Mr. Dockendorff, only the severance payment is “double trigger.” The amounts noted for Mr. Hanson do not include payments that may become payable to Mr. Hanson as an executive officer of New Medtronic following the consummation of the transaction. Set forth below are the separate values of each of the pro rata target bonus and the severance payment.

Name	Pro Rata Target Bonus ($)	Severance Payment ($)
José E. Almeida	95,651	8,136,609
Charles J. Dockendorff	—	3,158,401
Bryan C. Hanson	36,350	2,449,151
Peter L. Wehrly	26,921	2,033,655
John H. Masterson	27,759	2,277,439

(3)	As described above, Covidien share awards granted prior to June 15, 2014 that are held by Covidien’s named executive officers (other than Mr. Dockendorff) will become fully vested (based on actual performance measured over a 60-trading day period ending on the date that is the sixth business day prior to the effective time of the scheme for any Covidien share awards subject to performance-based vesting conditions) and will be settled for the scheme consideration upon the consummation of the transaction (i.e., “single-trigger” vesting). The values set forth below assume actual performance for such Covidien share awards will equal maximum performance; accordingly, amounts that will be paid to each named executive officer upon the effective time of the scheme could be less than the amounts listed in the table below. Other than for Mr. Dockendorff, Covidien options and Covidien share awards granted on or after June 15, 2014 will become fully vested (assuming maximum performance for any Covidien share awards subject to performance-based vesting conditions) upon a qualifying termination of employment (i.e., “double-trigger” vesting). For Mr. Dockendorff, all equity awards will become fully vested upon his retirement. Set forth below are the values of each type of Covidien equity-based award that would be payable in connection with the transaction or a qualifying termination of employment.

Name	Options ($)	Restricted Units (Including Dividend Equivalent Units) ($)	Performance Units (Including Dividend Equivalent Units) ($)
José E. Almeida	20,827,089	6,126,609	18,876,634
Charles J. Dockendorff	—	—	—
Bryan C. Hanson	5,557,346	1,655,451	5,064,122
Peter L. Wehrly	4,563,631	1,382,092	4,112,553
John H. Masterson	3,718,795	1,067,139	3,084,236

As discussed above, Mr. Dockendorff has satisfied the requirements for normal retirement. If Mr. Dockendorff received normal retirement treatment as of November 5, 2014, he would become vested in 208,844 stock options, 23,565 restricted units (including dividend equivalent units), and 63,156 performance units (including dividend equivalent units and assuming maximum performance).

(4)	The amounts above include the estimated value of employer portion of the premiums for each named executive officer and his or her eligible dependents for continued coverage under Covidien’s medical, dental, and vision plans during the applicable severance period. In addition, although payable in Covidien’s discretion, the amount above also assumes that Covidien would pay $45,000 for outplacement services upon a qualifying termination of employment for all named executive officers other than Mr. Dockendorff. All such benefits are “double trigger.”
(5)	No tax reimbursements are currently expected to be payable to Covidien directors or executive officers pursuant to gross-up agreements relating to taxes imposed under Section 4985 of the Code, except for Mr. Hanson. Estimated tax reimbursements are subject to change based on the actual closing date of the scheme and certain other assumptions used in the calculations. Tax reimbursements under the Section 4985 gross-up agreements are “single-trigger.” See “—Section 4985 Excise Tax Gross-Up” above.
(6)	Such amounts consist of the estimated cost of potential excise tax gross-up payments. For purposes of the table above, the payment is based on: (1) Medtronic’s closing stock price, as of November 13, 2014, of $69.38; (2) a 15% excise tax rate; (3) a maximum federal tax rate of 39.60% and average state tax rate of 8.5%; (4) the assumption that the transaction will be consummated on or before January 26, 2015; (5) the assumption that no stock-based compensation is issued in the six months following the consummation of the transaction; (6) the assumption that the terms set forth in the letter of intent agreed upon between Medtronic and Mr. Hanson will be implemented as agreed; and (7) the assumption that no non-US taxes are imposed on the executive officer in respect of his receipt of the gross-up payment. The actual amount of the tax reimbursement for Mr. Hanson will be determinable following the consummation of the transaction.

Medtronic’s Intentions Regarding Medtronic and Covidien

Medtronic has commenced, and following the closing New Medtronic will continue, a comprehensive evaluation of the combined company’s operations and will identify the best way to integrate the organizations in order to further improve New Medtronic’s ability to serve its customers, as well as achieve revenue and cost synergies. Employees from both Medtronic and Covidien are involved in the evaluation and formation of the integration plans.

The evaluation and formulation of these plans is being conducted by Medtronic in phases. Until Medtronic completes evaluation and formulation of each phase of these plans, Medtronic is not in a position to comment on prospective potential impacts upon employment, specific locations or any redeployment of fixed assets. Based upon Medtronic’s experience in integrating acquisitions, it is Medtronic’s expectation that there will be a reduction in headcount for the combined group stemming from the elimination of duplicative activities, functions, or facilities. The integration decisions that have been made to date are described below.

Subject to the terms of the Transaction Agreement, during the specified period following consummation of the transaction, Covidien employees will continue to receive compensation and benefits as described in “The Transaction Agreement—Covenants and Agreements—Employee Matters.” New Medtronic will be led by Omar Ishrak as Chairman and Chief Executive Officer.

Medtronic will also seek to reduce costs where appropriate, some of which have historically been related to Covidien’s status as a listed company and some cost reductions will be generated as a result of back office optimization and general and administrative cost savings.

Covidien notes that Medtronic has commenced an evaluation of the combined company which, Covidien understands, may, following completion of the acquisition, lead to a reduction in headcount and elimination of duplicative functions in either or both of Covidien and Medtronic. However, Covidien also notes that Covidien will have the opportunity to be involved in the evaluation and formation of integration plans and the execution of those plans. Covidien notes the disclosure of Medtronic’s further plans set out below and is not in a position to give an opinion on the repercussions of such plans on employment and the locations of Covidien’s business.

Medtronic anticipates that New Medtronic will be comprised of four major business groups and four geographic regions led by a new Executive Committee. Omar Ishrak will be the chairman and chief executive officer of New Medtronic.

The four business groups of New Medtronic are expected to be led by the following group leaders: Mike Coyle, executive vice president and president of the Cardiac and Vascular Group, Hooman Hakami, executive vice president and president of the Diabetes Group, and Chris O’Connell, executive vice president and president of the Restorative Therapies Group. Bryan Hanson, currently group president, Covidien, is expected to become executive vice president and president of the fourth major business group, a newly formed Covidien Group, upon the closing of the transaction.

In addition to the new Covidien Group, the current Peripheral Vascular business from Covidien, including the Endovascular, Arterial and CVI businesses, is expected to be integrated into the Cardiac and Vascular Group’s Aortic and Peripheral Vascular business after the closing of the transaction. Upon closing, Covidien’s Neurovascular business is expected to be integrated into the Restorative Therapies Group as an independent business unit. More details regarding the specifics of these organizational changes are expected to be announced over time.

The executive leadership team will also include a new regional structure intended to drive organizational effectiveness and focus necessary to achieve New Medtronic’s globalization objectives. Upon the closing of the transaction, New Medtronic will organize into four major regions:

•	Bob White will become senior vice president and president of Medtronic Asia Pacific, based in Singapore. This new region is comprised of Japan, India, Australia/New Zealand, Korea and Southeast Asia. Mr. White is currently president of Covidien’s Emerging Markets.

•	Mike Genau will become senior vice president and president of Medtronic’s Americas Region, including Canada, Latin America and the United States. Mr. Genau is currently Medtronic’s U.S. Region leader overseeing Medtronic’s Integrated Health Services business in the United States.

•	Rob ten Hoedt will serve as executive vice president and president, of the Europe, Middle East, and Africa (“EMEA”) region. Mr. Ten Hoedt has been the leader for this region, including Canada, for the past five years.

•	Chris Lee, president of Medtronic Greater China, will continue to lead the Greater China market as senior vice president and president, upon the closing of the transaction.

The other functions represented on the current Medtronic Executive Committee will not change and will continue to be led by the current Medtronic leaders after the transaction closes. The functional leaders include:

•	Gary Ellis, executive vice president and chief financial officer, who is responsible for finance, information technology and operations.

•	Rick Kuntz, M.D., senior vice president and chief scientific, clinical and regulatory officer.

•	Brad Lerman, senior vice president, general counsel and corporate secretary.

•	Geoff Martha, senior vice president, chief integration officer, strategy and business development.

•	Stephen Oesterle, M.D., senior vice president for medicine and technology.

•	Luann Pendy, senior vice president, global quality.

•	Carol Surface, senior vice president and chief human resources officer.

•	Katie Szyman, senior vice president, channel strategies.

Until the closing of the transaction, Medtronic and Covidien will continue to operate under current leadership structures and as two separate companies.

On October 31, 2014, in order to obtain clearance of the transaction under the HSR Act, an affiliate of Covidien entered into an Asset Purchase Agreement with Spectranetics to divest certain assets related to the DCB Assets. The DCB Assets include, among other things, the intellectual property, machinery and equipment, and inventories of finished products and raw materials primarily used in connection with the drug-coated balloon catheter. Covidien will receive $30 million in cash to divest the DCB Assets. Additionally, as discussed under “Risk Factors—Risks Relating to the Transaction,” as a result of the Divestiture Transaction, Covidien has recorded a pre-tax impairment charge of $94 million in its fourth quarter results. The closing of the Divestiture Transaction is expected to occur shortly following completion of the transaction, subject to receipt of necessary regulatory approvals.

In connection with the Asset Purchase Agreement, Covidien and Spectranetics will enter into a Product Supply Agreement, pursuant to which Covidien will agree to supply certain angioplasty balloon catheter products to Spectranetics, subject to the terms and conditions set forth in the Supply Agreement. The Supply Agreement will have an initial two-year term, with an option for Spectranetics to renew the term for an additional year under certain circumstances. In addition, Covidien and Spectranetics will enter into a Transition Services Agreement, pursuant to which Covidien will provide certain transition services to Spectranetics for up to 24 months following the closing date of the Divestiture Transaction, subject to extension under certain circumstances.

Board of Directors and Management after the Transaction

Board of Directors

Pursuant to the Transaction Agreement, effective as of the closing of the transaction, the board of directors of New Medtronic is expected to have thirteen members, consisting of (i) no more than eleven individuals who were members of the Medtronic board of directors immediately prior to the effective time and (ii) two individuals who were members of the Covidien board of directors as of June 15, 2014, to be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors in consultation with Covidien.

As of the date of this joint proxy statement/prospectus, the Nominating and Corporate Governance Committee of the Medtronic board of directors has not finally determined which Covidien directors will be elected to the board of directors of New Medtronic. The two Covidien directors that will serve on the New Medtronic board will be selected prior to the completion of the transaction.

Biographical information with respect to the current Medtronic directors is contained in the section herein entitled “Management of Medtronic.” Biographical information with respect to the current Covidien directors from among whom the designees to the board of directors of New Medtronic after the acquisition will be selected is contained in Covidien’s proxy statement on Schedule 14A for its 2014 annual general meeting of shareholders filed with the SEC on January 24, 2014, which is incorporated herein by reference.

Committees of the New Medtronic Board

The New Medtronic board of directors is expected to form the same board committees in existence at Medtronic at the time of the closing of the transaction, including the following board committees: Audit, Compensation, Nominating and Corporate Governance, Finance and Quality and Technology.

No board committees have been designated at this time.

Management

The New Medtronic senior management team after the acquisition and the merger is expected to be the same as the current senior management team of Medtronic with the addition of Bryan Hanson, who is currently a named executive officer of Covidien, and possibly one or more other members of the senior management team of Covidien. As described in “The Transaction—Interests of Certain Persons in the Transaction—Covidien,” following Covidien’s entry into the Transaction Agreement, Mr. Hanson and Michael Tarnoff, an executive officer of Covidien, each agreed with Medtronic upon the terms of a letter of intent providing for his employment following the closing of the transaction. Further to Rule 16.2 of the Irish Takeover Rules, Covidien shareholders will receive a separate communication relating to these incentivisation arrangements. Prior to the closing, New Medtronic may enter into employment arrangements with certain other individuals currently employed by Covidien, including certain of Covidien’s executive officers. Biographical information with respect to the current senior management of Medtronic is contained in the section herein entitled “Management of Medtronic.”

Compensation of New Medtronic’s Executive Officers

New Medtronic did not have any employees during the year ended December 31, 2013 and, accordingly, has not included any compensation and other benefits information with respect to that or prior periods.

Information concerning the historical compensation paid by Medtronic to its executive officers, all of whom are expected to be the executive officers of New Medtronic, is contained herein in the section entitled “Medtronic’s Compensation Discussion and Analysis.”

Following the consummation of the transaction, it is expected that a compensation committee of New Medtronic will be formed, which will oversee and determine the compensation of the chief executive officer and other executive officers of New Medtronic and will evaluate and determine the appropriate executive compensation philosophy and objectives for New Medtronic. This compensation committee would evaluate and determine the appropriate design of the New Medtronic executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that New Medtronic’s compensation committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on New Medtronic’s competitive marketplace. It is expected that the New Medtronic compensation committee will also determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers and may retain a compensation consultant with respect to these executive compensation evaluations and determinations.

This New Medtronic compensation committee is expected to review its compensation policies with respect to the executive officers of New Medtronic after the proposed transaction. Although New Medtronic’s future executive officer compensation practices are expected to be based on Medtronic’s historical executive officer compensation practices, New Medtronic’s compensation committee may review the impact of the transaction on executive officer compensation practices and may make adjustments that it believes are appropriate in structuring New Medtronic’s future executive officer compensation arrangements.

Compensation of New Medtronic’s Directors

Information concerning the historical compensation paid by Medtronic to its current non-employee directors, all of whom are expected to be non-employee directors of New Medtronic, is contained herein in the section entitled “Compensation of Medtronic’s Non-Employee Directors.” Information concerning the historical compensation paid by Covidien to its current directors, two of whom are expected to be non-employee directors of New Medtronic, is contained in Covidien’s proxy statement for its 2014 annual meeting of shareholders under the heading “2013 Director Compensation Table” beginning on page 16 thereto and is incorporated herein by reference.

Following the proposed transaction, director compensation will be determined by New Medtronic’s Nominating and Corporate Governance Committee. Although New Medtronic’s future director compensation practices are expected to be based on Medtronic’s historical director compensation practices, New Medtronic’s Nominating and Corporate Governance Committee may review the impact of the transaction on director compensation practices and may make adjustments that it believes are appropriate in structuring New Medtronic’s future director compensation arrangements.

Regulatory Approvals Required

United States Antitrust

Under the HSR Act, the acquisition cannot be consummated until, among other things, notifications have been given and certain information has been furnished to the FTC and the Antitrust Division, and specified waiting period requirements have been satisfied. On July 7, 2014, each of Medtronic and Covidien filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Antitrust Division and the FTC. On August 6, 2014, each of Medtronic and Covidien received a request for additional information and documentary material. Issuance of the second request extends the waiting period under the HSR Act until 11:59 p.m. (Eastern Time in the U.S.) on the 30th day after Medtronic and Covidien have substantially complied with the second request, unless the waiting period is terminated earlier by the FTC or Medtronic and Covidien otherwise agree. In order to further their cooperation with the FTC, Medtronic and Covidien have informed the FTC that they will not close the transaction prior to December 7, 2014 without prior FTC clearance. On October 31, 2014, in order to obtain clearance of the transaction under the HSR Act, an affiliate of Covidien entered into an Asset Purchase Agreement with Spectranetics to divest certain assets related to the DCB Assets. The DCB Assets include, among other things, the intellectual property, machinery and equipment, and inventories of finished products and raw materials primarily used in connection with the drug-coated balloon catheter. Covidien will receive $30 million in cash to divest the DCB Assets. Additionally, as discussed under “Risk Factors—Risks Relating to the Transaction,” as a result of the Divestiture Transaction, Covidien has recorded a pre-tax impairment charge of $94 million in its fourth quarter results. The closing of the Divestiture Transaction is expected to occur shortly following completion of the transaction, subject to receipt of necessary regulatory approvals.

In connection with the Asset Purchase Agreement, Covidien and Spectranetics will enter into a Product Supply Agreement, pursuant to which Covidien will agree to supply certain angioplasty balloon catheter products to Spectranetics, subject to the terms and conditions set forth in the Supply Agreement. The Supply Agreement will have an initial two-year term, with an option for Spectranetics to renew the term for an additional year under certain circumstances. In addition, Covidien and Spectranetics will enter into a Transition Services Agreement, pursuant to which Covidien will provide certain transition services to Spectranetics for up to 24 months following the closing date of the Divestiture Transaction, subject to extension under certain circumstances. See “Risk Factors—Risks Relating to the Transaction” for further discussion.

Other Regulatory Clearances

Medtronic and Covidien derive revenues in other jurisdictions where merger or acquisition control filings or clearances are or may be required, including clearances by the European Commission and in Canada, China, Israel, Japan, Russia, South Korea, and Turkey. The transaction cannot be consummated until after the applicable waiting periods have expired or the relevant approvals have been obtained under the antitrust and competition laws of the countries listed above where merger control filings or approvals are or may be required. China’s Ministry of Commerce accepted the parties’ merger control filing for review on August 19, 2014 and initiated a phase II review of the transaction on September 18, 2014. The parties are cooperating with the Ministry of Commerce to facilitate its review of the transaction. On October 10, 2014, Medtronic notified the European

Commission of the transaction pursuant to Council Regulation (EC) No. 139/2004. Additionally, the necessary clearances in Israel, Japan, Russia and Turkey have been received and the applicable waiting period in Canada has expired.

Irish Court Approvals

The scheme of arrangement requires the approval of the Irish High Court, which involves an application by Covidien to the Irish High Court to sanction the scheme. The Irish High Court must also confirm the reduction of capital of Covidien that would be effected by EGM resolution #2, which is a necessary step in the implementation of the scheme.

Covidien intends to issue an application to the Irish High Court to set a date for the hearing to sanction the scheme and the reduction of capital, which hearing will not occur until after the special meetings of the Medtronic and Covidien shareholders and following the receipt of all required regulatory approvals. The precise timing of Covidien’s application will depend on the expected timing of the receipt of any outstanding regulatory approvals once the requisite Medtronic and Covidien shareholder approvals are obtained. The date ultimately set by the Irish High Court for the sanction hearing is at the Court’s discretion and will depend on a number of factors, including court availability.

The creation of distributable reserves of New Medtronic, which involves a reduction of New Medtronic’s share premium account, also requires the approval of the Irish High Court. See “Creation of Distributable Reserves of New Medtronic.”

Payment of Consideration

Settlement of the scheme consideration to which any Covidien shareholder is entitled will be paid to Covidien shareholders of record within 14 days of completion of the transaction. For further information regarding the settlement of consideration, see “Part 2—Explanatory Statement—Settlements, Listings and Dealings.”

NO DISSENTERS’ RIGHTS

Under the MBCA, holders of Medtronic common shares do not have appraisal or dissenters’ rights with respect to the merger or any of the other transactions described in this joint proxy statement/prospectus.

Under Irish law, holders of Covidien ordinary shares do not have appraisal or dissenters’ rights with respect to the acquisition or any of the other transactions described in this joint proxy statement/prospectus.

ACCOUNTING TREATMENT OF THE TRANSACTION

Medtronic will account for the acquisition pursuant to the Transaction Agreement using the acquisition method of accounting in accordance with U.S. GAAP. Medtronic will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing of the transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price reflected in the unaudited pro forma condensed combined financial statements is based on preliminary estimates using assumptions Medtronic management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

MATERIAL TAX CONSEQUENCES OF THE PROPOSED TRANSACTION

This section contains a general discussion of material tax consequences of (i) the proposed transaction and (ii) the ownership and disposition of New Medtronic ordinary shares after the proposed transaction.

The discussion under the caption “Material Tax Consequences of the Proposed Transaction—U.S. Federal Income Tax Considerations” addresses (i) application of the U.S. anti-inversion rules to Medtronic and New Medtronic, (ii) the material U.S. federal income tax consequences of the merger to Medtronic and New Medtronic, and (iii) the material U.S. federal income tax consequences to U.S. holders (as defined below) of (a) exchanging Medtronic common shares for New Medtronic ordinary shares in the merger, (b) exchanging Covidien ordinary shares for New Medtronic ordinary shares and cash in the scheme of arrangement and (c) owning and disposing of New Medtronic ordinary shares received in the proposed transaction.

The discussion of the proposed transaction and of ownership and disposition of shares received in the proposed transaction under “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations” addresses certain Irish tax considerations of the proposed transaction and subsequent ownership and disposition of New Medtronic ordinary shares.

The discussion below is not a substitute for an individual analysis of the tax consequences of the proposed transaction or ownership and disposition of shares of New Medtronic after the proposed transaction. Holders should consult their own tax advisor regarding the particular U.S. (federal, state and local), Irish and other non-U.S. tax consequences of these matters in light of their particular situation.

U.S. Federal Income Tax Considerations

Scope of Discussion

The following discussion describes material U.S. federal income tax consequences of the scheme and the merger generally expected to be applicable to the U.S. holders (as defined below) of Medtronic common shares and Covidien ordinary shares and the ownership and disposition of New Medtronic ordinary shares after the proposed transaction.

The summary is based upon the existing provisions of the Code, applicable Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between Ireland and the United States, which is referred to in this joint proxy statement/prospectus as the “Tax Treaty.” These laws and authorities are subject to change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Medtronic common shares, Covidien ordinary shares and New Medtronic ordinary shares as described herein. The discussion below does not address any state, local or foreign or any U.S. federal tax consequences other than U.S. federal income tax consequences, such as estate and gift tax or Medicare contribution tax consequences. The tax treatment of the proposed transaction to U.S. holders will vary depending upon their particular situations. U.S. holders should consult their own tax advisors concerning the U.S. federal income tax consequences to them in light of their particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

This discussion deals only with Medtronic common shares, Covidien ordinary shares and New Medtronic ordinary shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is intended only as a summary of material U.S. federal income tax consequences of the proposed transaction and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the proposed transaction. In particular, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities; are subject to the alternative minimum tax provisions of the Code; are non-resident aliens present in the United States for 183 days or more in the calendar year of the proposed transaction; are banks, financial institutions or insurance companies; are tax-exempt entities;

acquired their Medtronic common shares or Covidien ordinary shares in connection with stock option or stock purchase plans or in other compensatory transactions; hold Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares as part of an integrated investment (including a “straddle”) comprised of Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares, as the case may be, and one or more other positions; own or are deemed to own 5% or more of Covidien ordinary shares; own or are deemed to own 10% or more of New Medtronic voting stock; hold Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares subject to the constructive sale provisions of Section 1259 of the Code; or use a “functional currency” that is not the U.S. dollar. If a partnership (or entity treated as a partnership for U.S. federal income tax purposes) holds Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares should consult their tax advisers.

As used herein, the term “U.S. holder” means a beneficial owner of Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares that is an individual citizen or resident of the United States, that is a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any subdivision thereof, or that is otherwise subject to U.S. federal income tax on a net income basis in respect of such shares. The term “non-U.S. holder” means a beneficial owner of Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares other than a U.S. holder.

U.S. holders should consult their own tax advisers regarding the consequences of the proposed transaction to them if they do not qualify as residents of the United States for purposes of the Tax Treaty; if their Medtronic common shares, Covidien ordinary shares or New Medtronic ordinary shares are effectively connected with such U.S. holder’s permanent establishment in Ireland for purposes of the Tax Treaty; or if they otherwise fail to qualify for the full benefits of the Tax Treaty.

U.S. Anti-Inversion Rules

As described above under “Risk Factors—Risks Relating to the Businesses of the Combined Company,” under the Section 7874 anti-inversion rules, although New Medtronic is incorporated in Ireland, New Medtronic would be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes if the former shareholders of Medtronic hold 80 percent or more of the vote or value of the shares of New Medtronic by reason of holding stock in Medtronic (the “ownership test”), and New Medtronic’s expanded affiliated group after the merger does not have substantial business activities in Ireland relative to its worldwide activities (the “substantial business activities test”). Based on the rules for determining share ownership under Section 7874, the Medtronic shareholders will receive approximately 70% of the ordinary shares of New Medtronic (by both vote and value) by reason of holding stock in Medtronic. Therefore, under current law, New Medtronic should not be treated as a U.S. corporation for U.S. federal income tax purposes. The proposed rules described in the IRS Notice issued on September 22, 2014 do not alter this conclusion.

However, as described above under “Risk Factors—Risks Relating to the Businesses of the Combined Company,” it is possible that there could be a change in law under Section 7874 or otherwise that could, prospectively or retroactively, affect New Medtronic’s status as a foreign corporation for U.S. federal income tax purposes. The disclosure that follows assumes that New Medtronic will not be treated as a U.S. corporation. The U.S. tax consequences of the scheme and the merger, as applicable, to holders of Covidien ordinary shares or Medtronic common shares, respectively, and the consequences of owning New Medtronic ordinary shares, would be materially different if, notwithstanding our expectation, New Medtronic were to be treated as a U.S. corporation. See the discussion above under “Risk Factors—Risks Relating to the Businesses of the Combined Company.”

Potential Limitation on the Utilization of Medtronic’s (and its U.S. Affiliates’) Tax Attributes

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (1) substantially all the assets of a U.S. corporation are directly or indirectly acquired by a foreign corporation, (2) the shareholders of the acquired U.S. corporation hold at least 60% (but less than 80%), by either vote or value, of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. corporation, and (3) the foreign corporation does not satisfy the substantial business activities test, the taxable income of the U.S. corporation (and any person related to the U.S. corporation) for any given year, within a ten-year period beginning on the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a foreign related person.

Pursuant to the Transaction Agreement, New Medtronic will indirectly acquire all of Medtronic’s assets at the effective time of the merger. The Medtronic shareholders are expected to receive at least 60% (but less than 80%) of the vote and value of the New Medtronic ordinary shares by reason of holding Medtronic common shares. Medtronic currently expects that the substantial business activities test will not be satisfied. As a result, Medtronic and its U.S. affiliates could be limited in their ability to utilize their U.S. tax attributes to offset their inversion gain, if any. However, neither Medtronic nor its U.S. affiliates expect to recognize any inversion gain as part of the proposed transaction, nor do they currently intend to engage in any transaction in the near future that would generate inversion gain. In addition, Medtronic expects that it will be able to utilize substantially all of its U.S. net operating losses and tax credits prior to their expiration, to offset U.S. taxable income generated after the proposed transaction through ordinary business operations. If, however, Medtronic or its U.S. affiliates were to engage in any transaction that would generate any inversion gain in the future, they would not be able to offset such gain with their U.S. tax attributes. Additionally, if Medtronic does not generate taxable income consistent with its expectations, it is possible that Medtronic and its U.S. affiliates may not be able to fully utilize their U.S. tax attributes prior to their expiration.

U.S. Federal Income Tax Treatment of the Proposed Transaction

Tax Consequences to Medtronic, Covidien and New Medtronic

None of Covidien or New Medtronic are expected to be subject to U.S. federal income tax as a result of the merger or the scheme. On September 22, 2014, the U.S. Treasury Department and the IRS issued the IRS Notice, announcing their intention to issue regulations interpreting multiple sections of the Code, including Section 7874, to address inversion transactions and transactions that Treasury and the IRS characterize as “post-inversion tax avoidance transactions.” When issued, such regulations would apply to transactions completed on or after September 22, 2014. Such regulations would impose additional U.S. taxes on certain transactions involving the acquired U.S. corporation’s controlled foreign subsidiaries. As a result, Medtronic may recognize taxable income if New Medtronic were to engage in transactions addressed by the IRS Notice in connection with, or after completion of, the merger and the acquisition. Whether New Medtronic engages in any such transactions will be determined in the future based on an assessment of the costs and benefits of engaging in such transactions in light of the regulations. Additionally, Medtronic may be subject to limitations on the utilization of its tax attributes, as described above under “U.S. Anti-Inversion Rules—Potential Limitation on the Utilization of Medtronic’s (and Its U.S. Affiliates’) Tax Attributes.”

Tax Consequences of the Merger to Holders of Medtronic Common Shares

U.S. holders. The receipt of New Medtronic ordinary shares and cash in lieu of a fractional New Medtronic ordinary share in exchange for Medtronic common shares pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes to a U.S. holder of Medtronic common shares. Subject to the discussion below relating to the potential application of Section 304 of the Code under “—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction,” a U.S. holder of Medtronic shares will generally recognize taxable gain or loss equal to the difference between (1) the shareholder’s adjusted tax basis in the Medtronic common shares surrendered in the exchange and (2) the sum of the fair market value of the New Medtronic ordinary shares and any cash in lieu of fractional New Medtronic ordinary shares received as consideration in the merger. A U.S. holder will not receive any cash (other than cash in lieu of fractional shares, if any) in the merger to fund the tax required to be paid as a result of the merger and will have to pay such tax from other sources. Such gain or loss must be determined separately for separate blocks of Medtronic stock (i.e., shares acquired at different times and prices).

A U.S. holder’s adjusted basis in the Medtronic common shares generally will equal the holder’s purchase price for such Medtronic common shares, as adjusted to take into account stock dividends, stock splits, or similar transactions.

Any gains or losses recognized by a U.S. holder on the receipt of New Medtronic ordinary shares and cash in lieu of fractional New Medtronic ordinary shares for Medtronic common shares generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder has held its Medtronic common shares for more than one year as of the closing date of the proposed transaction. The deductibility of capital losses is subject to limitations.

A U.S. holder’s initial tax basis in the New Medtronic ordinary shares it receives in the merger will equal the fair market value of such shares.

U.S. holders who hold shares of both Medtronic and Covidien, or who acquire a percentage interest in New Medtronic that is greater than or equal to their percentage interest in Medtronic as a result of stock purchases undertaken in connection with the transaction, may be subject to different treatment in the merger, as described below under “—Special Consequences Under Section 304 to Holders of Medtronic Common Shares or Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction.”

All U.S. holders are urged to consult their advisors as to the particular consequences of the exchange of Medtronic common shares for New Medtronic ordinary shares pursuant to the merger.

Non-U.S. holders. Subject to the discussion below relating to the potential application of Section 304 of the Code under “—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction,” and subject to the discussion below under “—Information Reporting, Backup Withholding, and Foreign Account Compliance in the Merger,” a non-U.S. holder that exchanges Medtronic common shares for New Medtronic ordinary shares and cash in lieu of fractional shares in the merger generally will not be subject to U.S. federal income or withholding tax on its gain. However, as described below under “—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction—Section 304 dividend taxation to a non-U.S. holder,” certain non-U.S. holders may be subject to U.S. withholding tax at a 30% rate on the full amount of the consideration received in the merger. As a result, withholding agents may withhold at a 30% rate against all non-U.S. holders, unless a withholding agent has established special procedures allowing non-U.S. holders that are exempt from such withholding tax to certify their exemption to the withholding agent. If a withholding agent withholds a portion of the merger consideration payable to a non-U.S. holder that is exempt from such withholding, the non-U.S. holder may apply for a refund. Holders whose gain is effectively connected with the conduct of a trade or business in the United States should see the discussion above under “—U.S. holders.”

Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction

In general. The receipt of consideration by holders of Medtronic common shares in the merger is subject to Section 304 of the Code. As a result, and as further described below, instead of recognizing taxable gain or loss as described above, a holder of Medtronic common shares whose percentage ownership interest in New Medtronic immediately after the proposed transaction is not lower than its percentage ownership interest in Medtronic prior to the proposed transaction by an amount that satisfies the “substantially disproportionate” or “not essentially equivalent to a dividend” test described below, may recognize dividend income in an amount up to the fair market value of the New Medtronic ordinary shares received in the merger, regardless of its gain realized in the merger. Thus, Section 304 generally will apply to a holder of Medtronic common shares if the holder owns (including by attribution) a percentage interest in Covidien that is greater than or equal to the percentage interest the holder owns in Medtronic immediately before the transaction. The ownership percentage of a holder immediately after the proposed transaction will be determined after taking into account sales (or purchases) of New Medtronic ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the proposed transaction.

The dividend treatment under Section 304 only applies if a holder’s receipt of New Medtronic ordinary shares and cash in lieu of fractional shares in exchange for its Medtronic common shares in the merger is not “substantially disproportionate” with respect to such holder, or is “not essentially equivalent to a dividend.” As discussed below, that determination generally requires a comparison of (x) the percentage of the outstanding stock of Medtronic that the holder is deemed actually and constructively to have owned immediately before the merger and (y) the percentage of the outstanding stock of Medtronic that is actually and constructively owned by the holder immediately after the merger (including indirectly as a result of owning stock in New Medtronic and taking into account any shares of New Medtronic received in exchange for Covidien ordinary shares actually or constructively owned by such holder, or otherwise acquired in connection with the transaction).

The merger will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in (y) above is less than 80% of the percentage described in (x) above. Whether the merger results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. At a minimum, however, for the merger to be “not essentially equivalent to a dividend,” it must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Medtronic, as determined by comparing the percentage described in (y) above to the percentage described in (x) above. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly traded corporation will experience a “meaningful reduction” if the minority stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage stock interest.

In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of New Medtronic ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the proposed transaction will be taken into account. Holders should consult their own tax advisors regarding the application of these tests to them in light of their particular circumstances.

If, as described above, a holder is treated as receiving a distribution under Section 304 of the Code in respect of the New Medtronic ordinary shares it receives in the merger, such distribution will be taxable as a dividend (in an amount equal to the fair market value of the New Medtronic ordinary shares received) to the extent of such holder’s allocable share of the earnings and profits of Medtronic. The amount of such a dividend will be taxed to a holder as described below under “—Section 304 dividend taxation to a U.S. holder” or “—Section 304 dividend taxation to a non-U.S. holder,” as applicable. To the extent that the amount of any distribution under

Section 304 exceeds Medtronic’s current and accumulated earnings and profits for the taxable year of the merger, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the holder’s Medtronic common shares, and to the extent the amount of the distribution exceeds such tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. The amount of any such gain will be taxed as described above under “Tax Consequences of the Merger to Holders of Medtronic Common Shares—U.S. holders” and “—Non-U.S. holders,” as applicable.

Section 304 and the regulations and guidance thereunder are complex. A holder that actually or constructively owns both Medtronic common shares and Covidien ordinary shares, or that purchases additional New Medtronic ordinary shares in connection with the transaction, should consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304). A holder of Medtronic common shares that also owns Covidien ordinary shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Medtronic or Covidien prior to the transaction or in New Medtronic immediately after the transaction.

Section 304 dividend taxation to a U.S. holder. Non-corporate U.S. holders may be eligible for a reduced rate of taxation on deemed dividends arising under Section 304, subject to exceptions for short-term and hedged positions.

To the extent that a corporate U.S. holder of Medtronic common shares is treated as having received a dividend as a result of Section 304, such dividend will constitute an extraordinary dividend within the meaning of Section 1059 of the Code. Section 1059 will require a corporate U.S. holder entitled to a dividends received deduction for such dividend to apply the amount of the non-taxed portion of the dividend against its tax basis in its Medtronic common shares and to recognize gain to the extent the non-taxed portion of the dividend exceeds its tax basis in those shares. The amount of any such gain will be taxed as described above under “Tax Consequences of the Merger to Holders of Medtronic Common Shares—U.S. holders.”

Section 304 dividend taxation to a non-U.S. holder. The payment of any amounts treated as a dividend to a non-U.S. holder of Medtronic common shares (including the fair market value of the New Medtronic ordinary shares received by a non-U.S. holder in the merger in the event the exchange is treated as giving rise to a dividend under Section 304) generally will be subject to U.S. withholding tax at a 30% rate (or lower rate under an applicable U.S. income tax treaty). The payment of any such amounts may also be subject to other withholding, and the applicable withholding agent may reduce consideration paid in the merger to cash to pay any withholding tax, as described below under “—Information Reporting, Backup Withholding and Foreign Account Compliance in the Merger.” Because Medtronic cannot determine its current and accumulated earnings and profits until the end of its taxable year, withholding at the rate of 30% or applicable lower treaty rate will generally be imposed on the gross amount of any merger consideration treated as a distribution to a non-U.S. holder. In order to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder claiming such reduced rates will be required to deliver a properly completed Form W-8BEN to the applicable withholding agent before the consideration is paid pursuant to the merger. Non-U.S. holders may seek a refund from the IRS of amounts withheld on distributions in excess of their allocable share of Medtronic’s current and accumulated earnings and profits, to the extent such amounts are not otherwise subject to U.S. federal income tax.

Information Reporting, Backup Withholding, and Foreign Account Compliance in the Merger

Except in the case of corporations or other exempt holders, consideration paid to a U.S. holder in the merger (either as proceeds from a sale or exchange of Medtronic common shares or as a dividend under Section 304) may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

A holder that receives a dividend under Section 304 of the Code should be aware that a U.S. law commonly referred to as FATCA potentially imposes a withholding tax of 30% on payments of dividends on the equity of a U.S. issuer after June 30, 2014, to (a) a foreign financial institution (as a beneficial owner or as an intermediary), unless such institution enters into an agreement with the U.S. government (or is required by applicable local law under an intergovernmental agreement with the U.S. government) to collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution; or (b) a foreign entity (as a beneficial owner) that is not a financial institution unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or that identifies its substantial U.S. owners, which generally includes any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity. Non-U.S. holders, and any U.S. holders that own Medtronic common shares through a non-U.S. intermediary, should consult their own tax advisor regarding foreign account tax compliance, and the possibility of FATCA withholding on a dividend paid from Medtronic’s earnings and profits as described above under “—Special Consequences of the Merger to Holders of Medtronic Common Shares That Also Own Covidien Ordinary Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction.”

If a holder is subject to U.S. federal income tax withholding, backup withholding or FATCA withholding on all or any portion of the consideration received in the merger, then the applicable withholding agent will generally be required to withhold the appropriate amount even though there is insufficient cash from which to satisfy its withholding obligation. To satisfy this withholding obligation, the applicable withholding agent may collect the amount of U.S. federal income tax required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the New Medtronic ordinary shares that such holder would otherwise receive, and such holder may bear brokerage or other costs for this withholding procedure.

Tax Consequences of the Scheme to Holders of Covidien Ordinary Shares

U.S. holders. The receipt of cash and New Medtronic ordinary shares for Covidien ordinary shares pursuant to the scheme will be a taxable transaction for U.S. federal income tax purposes to a U.S. holder of Covidien ordinary shares. Subject to the discussion below relating to the potential application of Section 304 of the Code under “—Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction,” a U.S. holder of Covidien ordinary shares will generally recognize taxable gain or loss equal to the difference between (1) the shareholder’s adjusted tax basis in the Covidien ordinary shares surrendered in the exchange, and (2) the sum of the fair market value of the New Medtronic ordinary shares received and the amount of cash (including cash in lieu of fractional New Medtronic ordinary shares) received in the scheme. Such gain or loss must be determined separately for separate blocks of Covidien ordinary shares (i.e., shares acquired at different times and prices).

A U.S. holder’s adjusted basis in the Covidien ordinary shares generally will equal the holder’s purchase price for such Covidien ordinary shares, as adjusted to take into account return of capital distributions, stock dividends, stock splits, or similar transactions.

Any gains or losses recognized by a U.S. holder on the receipt of New Medtronic ordinary shares and cash for Covidien ordinary shares pursuant to the scheme generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder has held its Covidien ordinary shares for more than one year as of the closing date of the scheme. The deductibility of capital losses is subject to limitations.

A U.S. holder’s initial tax basis in the New Medtronic ordinary shares it receives pursuant to the scheme will equal the fair market value of such shares.

U.S. holders who hold shares of both Covidien and Medtronic, or who acquire a percentage interest in New Medtronic that is greater than or equal to their percentage interest in Covidien as a result of stock purchases undertaken in connection with the transaction, may be subject to different treatment in the scheme, as described below under “—Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction.” U.S. holders are urged to consult their tax advisors as to the particular consequences to them of exchanging their Covidien ordinary shares for New Medtronic ordinary shares and cash pursuant to the scheme.

Non-U.S. holders. Subject to the discussion below relating to the potential application of Section 304 of the Code under “—Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction,” and subject to the discussion below under “—Information Reporting and Backup Withholding in the Scheme,” a non-U.S. holder that exchanges Covidien ordinary shares for New Medtronic ordinary shares and cash in lieu of fractional shares pursuant to the scheme generally will not be subject to U.S. federal income or withholding tax on its gain.

Special Consequences of the Scheme to Holders of Covidien Ordinary Shares That Also Own Medtronic Common Shares, or That Acquire Additional New Medtronic Ordinary Shares in Connection with the Transaction

In general. The receipt of cash consideration (but not New Medtronic ordinary shares) by holders of Covidien ordinary shares in the scheme may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the Covidien ordinary shares before the scheme own (including by attribution), immediately after the scheme, 50% or more of the New Medtronic ordinary shares, including by reason of such persons having also been Medtronic shareholders and receiving New Medtronic ordinary shares in the merger.

If Section 304 applies to the cash consideration received in the scheme, then as described below, instead of recognizing taxable gain or loss as described above in respect of such cash consideration, a holder of Covidien ordinary shares whose percentage ownership interest in New Medtronic immediately after the proposed transaction is not lower than its percentage ownership interest in Covidien prior to the proposed transaction by an amount that satisfies the “substantially disproportionate” or “not essentially equivalent to a dividend” test described below, may recognize dividend income in an amount up to the amount of cash consideration received in the scheme, regardless of the gain realized in the scheme. Thus, Section 304 generally will potentially apply to a holder of Covidien ordinary shares if the holder owns (including by attribution) a percentage interest in Medtronic that is greater than or equal to the percentage interest that the holder owns in Covidien immediately before the proposed transaction. The ownership percentage of a holder immediately after the proposed transaction will be determined after taking into account sales (or purchases) of New Medtronic ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the proposed transaction.

The dividend treatment under Section 304 only applies if a holder’s receipt of cash consideration in exchange for its Covidien ordinary shares in the scheme is not “substantially disproportionate” with respect to such holder, or is “not essentially equivalent to a dividend.” As discussed below, that determination generally requires a comparison of (x) the percentage of the outstanding stock of Covidien that the holder is deemed actually and constructively to have owned immediately before the scheme and (y) the percentage of the outstanding stock of Covidien that is actually and constructively owned by the holder immediately after the scheme (including indirectly as a result of owning stock in New Medtronic and taking into account any shares of New Medtronic received in the merger for Medtronic stock actually or constructively owned by such holder, or otherwise acquired in connection with the transaction).

The scheme will generally result in a “substantially disproportionate” exchange with respect to a holder if the percentage described in (y) above is less than 80% of the percentage described in (x) above. Whether the scheme results in an exchange that is “not essentially equivalent to a dividend” with respect to a holder will depend on such holder’s particular circumstances. At a minimum, however, for the scheme to be “not essentially equivalent to a dividend,” it must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Covidien, as determined by comparing the percentage described in (y) above to the percentage described in (x) above. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly traded corporation will experience a “meaningful reduction” if the minority stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs and (iii) experiences any reduction in its percentage stock interest.

In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock in addition to the stock actually owned by the holder. In addition, as noted above, in applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales (or purchases) of New Medtronic ordinary shares made by such holder (or by persons whose shares are attributed to the holder) in connection with the proposed transaction will be taken into account. Holders should consult their own tax advisors regarding the application of these tests to them in light of their particular circumstances.

Even if Section 304 applies to the cash portion of the consideration received in the scheme, it should not apply to the portion of the consideration paid in New Medtronic ordinary shares. The U.S. federal income tax treatment of a holder’s receipt of such consideration in the proposed transaction will be as described above under “—Tax Consequences of the Proposed Transaction to Holders of Covidien Ordinary Shares,” except that the cash consideration would be disregarded for purposes of determining taxable gain or loss.

Section 304 and the regulations and guidance thereunder are complex. A holder that actually or constructively owns both Covidien ordinary shares and Medtronic common shares, or that purchases additional New Medtronic ordinary shares in connection with the transaction, should consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304). A holder of Covidien ordinary shares that also owns Medtronic common shares should consult its own tax advisors regarding the possible desirability of selling its shares in either Covidien or Medtronic prior to the transaction, or in New Medtronic immediately after the transaction.

U.S. holders. If, as described above, a U.S. holder is treated as receiving a distribution under Section 304 of the Code in respect of the cash consideration it receives for its Covidien ordinary shares in the scheme, such distribution will be taxable as a dividend to the extent of such holder’s allocable share of Covidien’s current and accumulated earnings and profits. Because Covidien does not currently and does not in the future expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends.

Non-corporate U.S. holders will generally be eligible to treat dividends arising under Section 304 as “qualified dividend income” taxable at a maximum rate of 20%, with certain exceptions for short-term and hedged positions. The amount of such a dividend generally will not be eligible for the dividends received deduction allowed to corporate U.S. holders in respect of dividends from U.S. corporations.

Non-U.S. holders. Non-U.S. holders generally will not be subject to U.S. federal income tax on cash consideration received in the scheme and treated as a distribution under Section 304, subject to the discussion below under “—Information Reporting and Backup Withholding in the Scheme.”

Information Reporting and Backup Withholding in the Scheme

Except in the case of corporations or other exempt holders, consideration paid to a U.S. holder in the scheme (either as proceeds from a sale or exchange of Covidien ordinary shares or as a distribution under Section 304) may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding on such amounts. The amount of any backup withholding will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that certain required information is timely furnished to the IRS.

Tax Consequences to U.S. Holders of Holding Shares in New Medtronic

U.S. Holders

Dividends. The gross amount of cash distributions on New Medtronic ordinary shares will be taxable to a U.S. holder as dividends to the extent paid out of New Medtronic’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such dividends will be includible in a U.S. holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. holders (including individuals) may be eligible for reduced rates of taxation applicable to “qualified dividend income” on certain dividends if (i) New Medtronic is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules (a “qualified foreign corporation”), and (ii) New Medtronic was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a PFIC. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and New Medtronic believes that it is eligible for benefits under the Tax Treaty. New Medtronic believes it will not be a PFIC in the taxable year in which the proposed transaction closes, and does not anticipate becoming a PFIC in the following taxable year.

To the extent that the amount of any distribution exceeds New Medtronic’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the U.S. holder’s New Medtronic ordinary shares, and to the extent the amount of the distribution exceeds such tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or exchange of a New Medtronic ordinary share in an amount equal to the difference between the amount realized for the share and its tax basis in the share. A U.S. holder’s tax basis in the New Medtronic ordinary shares received in the merger or the scheme, respectively, will equal the fair market value of the New Medtronic ordinary shares at the time of the exchange. The gain or loss recognized by a U.S. holder on the sale or exchange will generally be capital gain or loss. Capital gains of non-corporate U.S. holders will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. holder has held its New Medtronic ordinary shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding. Except in the case of corporations or other exempt holders, dividends paid by New Medtronic to a U.S. holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. holder’s U.S.

federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the New Medtronic ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders should consult their own tax advisors concerning the application of these rules to their investment in New Medtronic, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Non-U.S. holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends or capital gains in respect of New Medtronic ordinary shares.

Holders whose dividend or gain is effectively connected with the conduct of a trade or business in the United States should see the discussion above under “—U.S. Holders.”

As noted above and discussed more fully under “Risk Factors—Risks Relating to the Businesses of the Combined Company,” the consequences of owning New Medtronic ordinary shares would be materially different if New Medtronic were to be treated as a U.S. corporation.

Non-U.S. holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

Irish Tax Considerations

Scope of Discussion

The following discussion describes the material Irish tax consequences of (a) the scheme and the merger generally expected to be applicable to certain beneficial owners of Medtronic common shares and Covidien ordinary shares and (b) owning and disposing of New Medtronic ordinary shares received in the proposed transaction.

The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this joint proxy statement/prospectus. Changes in law and/or administrative practice may result in alteration of the tax considerations described below. The summary does not constitute tax advice and is intended only as a general guide. Also it is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transactions and of the acquisition, ownership and disposal of New Medtronic ordinary shares. The summary applies only to shareholders who will own New Medtronic ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their New Medtronic ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

Medtronic shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency should not be within the charge to Irish tax on chargeable gains (“Irish CGT”) on the surrender of their Medtronic common stock, or on receipt of New Medtronic ordinary shares pursuant to the merger.

Covidien shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency should not be within the charge to Irish CGT on the disposal of their Covidien ordinary shares, or on the receipt of New Medtronic ordinary shares and cash pursuant to the scheme.

Medtronic shareholders or Covidien shareholders who are resident or ordinarily resident for tax purposes in Ireland, or who hold their shares in connection with a trade or business carried on by such holder in Ireland through a branch or agency, should consult their own tax advisors as to the Irish tax consequences of the merger and/or of the scheme.

New Medtronic shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency should not be liable for Irish CGT realized on a subsequent disposal of their New Medtronic ordinary shares.

Covidien Shareholders who Receive New Medtronic Ordinary Shares and Cash Under the Scheme

Covidien shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes or that hold their Covidien shares in connection with a trade carried on by such persons through an Irish branch or agency (each an “Irish Holder”) will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT in relation to the scheme.

For the purposes of Irish CGT:

(a)	the receipt of New Medtronic shares pursuant to the scheme should be treated as a reorganization of Covidien’s share capital;

(b)	the effect should be that an Irish Holder’s holding of New Medtronic shares received pursuant to the scheme should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Covidien shares held by that Irish Holder immediately prior to the scheme;

(c)	in respect of cash received by an Irish Holder pursuant to the scheme, an Irish Holder should be treated as having made a part disposal of their holding for such cash amount. This may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT;

(d)	each Irish Holder’s aggregate Irish CGT base cost in their holding of Covidien shares prior to the issue of New Medtronic shares should fall to be apportioned by apportioning the aggregate Irish CGT base cost between that part of the holding disposed of in consideration for the cash entitlement and that part of the holding which remains. The proportion of base cost attributable to the part of the holding disposed of should be equal to X/(X+Y) where X is the cash entitlement in respect of the Irish Holder’s Covidien shares and Y is the market value of the Irish Holder’s New Medtronic shares on the relevant date of disposal (converted into euro, where necessary, using the exchange rate prevailing on that day) with such adjustment of the market value of any part of the New Medtronic shares as may be required to offset any liability attaching to the New Medtronic shares but forming part of the cost to be apportioned; and

(e)	the sale, on behalf of relevant Irish Holders, of fractional entitlements may constitute a part disposal for Irish CGT purposes and a liability to Irish CGT may arise. However, where the relevant amount involved is small, and the Irish Holder agrees, the amount of any payment received by the Irish Holder may be deducted from the base cost of the New Medtronic shares received pursuant to the scheme.

Computation and Treatment of Gains or Losses in Respect of the Cash Entitlement

(a)	As noted in paragraph (c) above, an Irish Holder should be treated as having made a disposal of part of his holding of Covidien shares for consideration of an amount equal to the cash received in respect of their cancellation. This may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

(b)	Any gain or loss will be calculated by reference to the difference between the amount of cash received and the element of the Irish Holder’s Irish CGT base cost in their holding of Covidien shares that is apportioned to the part of the holding disposed of as described in paragraph (d) above.

(c)	For the purposes of such calculations, euro amounts must generally be used. Where an Irish Holder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant Irish CGT event. An Irish Holder receiving a dollar amount on the cancellation of the Covidien shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the date on which the scheme becomes effective in accordance with its terms.

(d)	The amount of Irish CGT, if any, payable as a consequence of the cancellation of the Covidien shares by an Irish Holder will depend on his or her own personal tax position. No Irish CGT should be payable on any gain realised on cancellation of the Covidien shares if the amount of the net chargeable gains realised by an Irish Holder, when aggregated with other net chargeable gains realised by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2014). Broadly, any gains in excess of this amount will be taxed at a rate of 33%. Indexation allowance will not be available in respect of expenditure incurred on or after January 1, 2003 or in respect of periods of ownership after December 31, 2002.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

The documents effecting the merger and the scheme should not attract Irish stamp duty.

Irish stamp duty may, depending on the manner in which the New Medtronic ordinary shares are held, be payable in respect of transfers of New Medtronic ordinary shares after the effective time.

Shares Held Through DTC

A transfer of New Medtronic ordinary shares effected by means of the transfer of book entry interests in DTC will not be subject to Irish stamp duty.

On the basis that most ordinary shares in New Medtronic are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC Transferred Into or Out of DTC

A transfer of New Medtronic ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. New Medtronic shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a subsequent sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp duty charge on transfers of New Medtronic ordinary shares, it is strongly recommended that those shareholders who do not hold their shares through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Medtronic shares into DTC as soon as possible and before the transactions are consummated. It is also strongly recommended that any person who wishes to acquire New Medtronic ordinary shares after the effective time of the transactions acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).

Withholding Tax on Dividends

Dividends (or other returns to shareholders that are treated as “distributions” for Irish tax purposes) made by New Medtronic will, in the absence of one of many exemptions, be subject to Irish dividend withholding tax, which is referred to in this joint proxy statement/prospectus as “DWT,” currently at a rate of 20%.

For DWT purposes, a distribution includes any distribution that may be made by New Medtronic to its shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

Where an exemption does not apply in respect of a distribution made to a particular shareholder, New Medtronic is responsible for withholding DWT prior to making such distribution.

General Exemptions

The following is a general overview of the scenarios where it will be possible for New Medtronic to make payments of dividends without deduction of DWT.

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from New Medtronic if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a “relevant territory” (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of “relevant territories” for DWT purposes see Annex H to this joint proxy statement/prospectus);

•	a company resident for tax purposes in a “relevant territory,” provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a company, wherever resident, that is controlled, directly or indirectly, by persons resident in a “relevant territory” and who is or are (as the case may be) not controlled by, directly or indirectly, persons who are not resident in a “relevant territory”;

•	a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

•	a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above, New Medtronic or, in respect of shares held through DTC, any qualifying intermediary appointed by New Medtronic, has received from the shareholder, where required, the relevant Irish Revenue Commissioners DWT forms, which are referred to in this joint proxy statement/prospectus as “DWT forms,” prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT forms, the shareholder where required should furnish the relevant DWT forms to:

•	its broker (and the relevant information should be further transmitted to any qualifying intermediary appointed by New Medtronic) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or

•	New Medtronic’s transfer agent, Wells Fargo Shareowner Services, at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html. Such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed. For non-Irish resident shareholders who cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

It is expected that dividends paid in respect of New Medtronic ordinary shares that are owned by U.S. residents and held through DTC should not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the U.S. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by New Medtronic).

Dividends paid in respect of New Medtronic ordinary shares that are held outside of DTC and are owned by residents of the U.S. will not be subject to DWT if such shareholders satisfy the conditions of one of the exemptions referred to above under the heading “General Exemptions,” including the requirement to furnish the appropriate and valid DWT form and/or a completed IRS Form 6166 to New Medtronic’s transfer agent, Wells Fargo Shareowner Services, to confirm their U.S. residence at least seven business days before the record date for the dividend.

Former Covidien shareholders who hold New Medtronic shares will be able to rely on DWT forms previously filed with Covidien or Covidien’s transfer agent or qualifying intermediary, provided such forms are still current and have not expired, to receive dividends without such withholding tax.

If any shareholder who is resident in the U.S. receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of “Relevant Territories” Other Than the U.S.

Shareholders who are residents of “relevant territories,” other than the U.S. must satisfy the conditions of one of the exemptions referred to above under the heading “—General Exemptions,” including the requirement to furnish valid DWT forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by New Medtronic) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT forms to New Medtronic’s transfer agent, Wells Fargo Shareowner Services, at least seven business days before the record date for the dividend.

If any shareholder who is resident in a “relevant territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Former Covidien shareholders who hold New Medtronic shares will be able to rely on DWT forms previously filed with Covidien or Covidien’s transfer agent or qualifying intermediary, provided such forms are still current and have not expired, to receive dividends without such withholding tax.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT forms) will be subject to DWT in respect of dividends paid on their New Medtronic ordinary shares.

Shareholders who are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by New Medtronic) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to New Medtronic’s transfer agent, Wells Fargo Shareowner Services, at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

New Medtronic shareholders who are resident or ordinarily resident in Ireland or are otherwise subject to Irish tax should consult their own tax advisors.

Shares Held by Other Persons

New Medtronic shareholders who do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of New Medtronic ordinary shares that are owned by a partnership formed under the laws of a “relevant territory” and held through DTC will be entitled to exemption from DWT if all of the partners complete the appropriate DWT forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by New Medtronic) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a relevant territory, no partner is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any dividend, New Medtronic will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary,” which will provide for certain arrangements relating to distributions in respect of shares of New Medtronic that are held through DTC, which are referred to as the “deposited securities.” The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to the relevant nominee of the depository, any cash dividend or other cash distribution with respect to the deposited securities after New Medtronic delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

The qualifying intermediary will be responsible for determining where shareholders reside, whether they have provided the required U.S. tax information and whether they have provided the required DWT forms. Shareholders that are required to file DWT forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on New Medtronic Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies. A New Medtronic shareholder who is neither resident nor ordinarily resident in Ireland and who is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from New Medtronic unless he or she holds his or her New Medtronic ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A New Medtronic shareholder who is neither resident nor ordinarily resident in Ireland and who is not entitled to an exemption from DWT generally has no additional liability to Irish income tax or to the universal social charge unless he or she holds his or her New Medtronic ordinary shares through a branch or agency in Ireland through which a trade is carried on. The DWT deducted by New Medtronic discharges the liability to Irish income tax. A New Medtronic shareholder who is neither resident nor ordinarily resident in Ireland and is a resident of a “relevant territory” or otherwise exempt from Irish DWT but who receives dividends subject to DWT should be able to make a reclaim of the DWT from the Irish Revenue Commissioners unless he or she holds his or her New Medtronic ordinary shares through a branch or agency in Ireland through which a trade is carried on.

Irish resident or ordinarily resident New Medtronic shareholders may be subject to Irish tax and/or the universal social charge and/or Pay Related Social Insurance on dividends received from New Medtronic. Such New Medtronic shareholders should consult their own tax advisors.

Capital Acquisitions Tax

Irish capital acquisitions tax comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of New Medtronic ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because New Medtronic ordinary shares are regarded as property situated in Ireland as the share register of New Medtronic must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. New Medtronic shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDTRONIC SHAREHOLDER AND COVIDIEN SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

IN LIGHT OF THE FOREGOING, HOLDERS ARE URGED TO CONSULT AND MUST RELY ON THE ADVICE OF THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE MERGER AND THE SCHEME, INCLUDING APPLICABLE U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, IRISH AND OTHER FOREIGN, AND OTHER TAX CONSEQUENCES.

LISTING OF NEW MEDTRONIC ORDINARY SHARES ON STOCK EXCHANGE

New Medtronic ordinary shares currently are not traded or quoted on a stock exchange or quotation system. New Medtronic expects that (and it is condition to the transaction that), following the transaction, New Medtronic ordinary shares will be listed for trading on the NYSE under the symbol “MDT.”

DELISTING AND DEREGISTRATION OF MEDTRONIC COMMON SHARES

Following the consummation of the transaction, Medtronic common shares will be delisted from the NYSE and deregistered under the Exchange Act.

DELISTING AND DEREGISTRATION OF COVIDIEN ORDINARY SHARES

Following the consummation of the transaction, Covidien ordinary shares will be delisted from the NYSE and deregistered under the Exchange Act.

LEGAL PROCEEDINGS REGARDING THE TRANSACTION

On July 2, 2014, a putative shareholder class action complaint was filed in the District Court, Fourth Judicial District, of Hennepin County, Minnesota (the “Minnesota Court”), by a purported shareholder of Medtronic under the caption Merenstein v. Medtronic, Inc., et al., 27-CV-14-11452, and on August 21, 2014, a putative shareholder class action complaint was filed in that same court by a purported shareholder of Medtronic under the caption Steiner v. Richard H. Anderson, et al., 27-CV-14-14420. By an Order dated September 26, 2014, the Minnesota Court consolidated the two actions and all cases subsequently filed or transferred into Minnesota Court into a single action under the caption In re Medtronic, Inc. Stockholder Litigation, 27-CV-14-11452. On September 30, 2014, the plaintiffs in the consolidated action filed a consolidated amended class action complaint asserting various causes of action arising under Minnesota law against certain current and former members of Medtronic’s board of directors, including that they allegedly breached fiduciary duties in connection with the transaction, and against Medtronic, New Medtronic, Covidien, U.S. AcquisitionCo. and MergerSub, including for allegedly aiding and abetting the purported breaches of fiduciary duty. The plaintiffs seek, among other things, an order enjoining or rescinding the transaction and an award of attorney’s fees and other fees and costs. Defendants believe their actions are fully consistent with their fiduciary duties and applicable law, and that the complaint alleges derivative claims pursuant to which the plaintiffs are required to make a demand on the company’s board of directors. On October 10, 2014, the defendants moved to dismiss the complaint and a hearing was set for January 8, 2015. The court is holding that same January 8, 2015 date to hear any application from the plaintiffs to preliminarily enjoin the defendants from effectuating the transaction.

On September 19, 2014, a shareholder derivative action was filed in the United States District Court for the District of Minnesota by a purported shareholder of Medtronic under the caption William A. Houston v. Omar Ishrak, et al., 14-cv-03540, and on October 3, 2014, a shareholder derivative action was filed in the United States District Court for the District of Minnesota by a purported shareholder of Medtronic, captioned Clark v. Omar Ishrak, et al., 14-cv-04142. The actions name as defendants certain current members of Medtronic’s board of directors and certain of Medtronic’s officers, and also name Medtronic as a nominal defendant. The complaints assert various causes of action under Minnesota law, including that the individual defendants allegedly breached fiduciary duties in providing for excise tax reimbursements to certain individuals who were and/or are directors and executive officers of Medtronic in connection with the Transaction. In addition, the Houston complaint asserts a claim under Rule 14a-9, promulgated under Section 14(a) of the Securities Exchange Act of 1934, on the ground that this joint proxy statement/prospectus purportedly omits material facts. By an Order dated October 14, 2014, the United States District Court for the District of Minnesota consolidated the Houston and

Clark actions. Among other things, the Order provides that the defendants do not need to respond to the actions until after a consolidated complaint is filed. While defendants have not yet received the consolidated complaint, they believe their actions are fully consistent with their fiduciary duties. On October 23, 2014, the plaintiffs moved for a preliminary injunction seeking to enjoin the gross-up payment in respect of the excise tax, which the defendants intend to oppose. A hearing has been scheduled for December 16, 2014.

On July 10, 2014, a putative shareholder class action complaint was filed in the United States District Court for the District of Massachusetts by a purported shareholder of Covidien under the caption Taxman v. Covidien plc, et al., 14-cv-12949. The action names as defendants the members of the Covidien board of directors, and alleges that Covidien’s directors breached fiduciary duties in connection with the transaction because, among other things, the transaction allegedly involves an unfair price, a conflicted and unfair process, self-dealing, and unreasonable deal protection devices. The action also names as defendants Covidien, Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub, and alleges that these defendants aided and abetted the purported breaches of fiduciary duty. On August 11 and 26, 2014, respectively, two putative shareholder class action complaints were filed in the United States District Court for the District of Massachusetts by purported shareholders of Covidien under the captions Lipovich v. Covidien plc, et al., 14-cv-13308 and Rosenfeld Family Foundation v. Covidien plc, et al., 14-cv-13490, respectively. The actions name Covidien and the members of the Covidien board of directors as defendants, and allege that the defendants disseminated a preliminary proxy statement in connection with the transaction that contains material omissions and misrepresentations in violation of federal securities laws. The alleged omissions and misrepresentations concern (i) the process leading to the proposed transaction; (ii) the financial analyses performed by Covidien’s and Medtronic’s financial advisors; (iii) the selection of Covidien’s financial advisor; (iv) the compensation Covidien’s financial advisor received for services rendered to the parties involved in the transaction in prior years; and (v) Covidien’s, Medtronic’s and the combined company’s financial projections. The complaints further allege that the conduct of Covidien’s directors constitutes shareholder oppression in violation of Irish law because, among other things, the transaction allegedly involves an unfair price, a deficient and conflicted sales process, self-dealing, and unreasonable deal protection devices. The plaintiffs seek, among other things, an order enjoining or rescinding the transaction and an award of attorney’s and other fees and costs. The defendants believe the complaints are without merit. On October 20, 2014, the plaintiff in the Rosenfeld action and another purported shareholder of Covidien filed a motion seeking to consolidate the Taxman, Lipovich and Rosenfeld actions, and on November 14, 2014, the United States District Court for the District of Massachusetts granted that motion.

On August 26, 2014, a putative shareholder class action complaint was filed in the Superior Court of the Commonwealth of Massachusetts, Suffolk County, by a purported shareholder of Covidien under the caption Cobb v. Covidien plc, et al., SUCV2014-02733-BLS2. The action names as defendants Covidien and the members of the Covidien board of directors, and alleges that Covidien’s directors breached fiduciary duties in connection with the transaction because, among other things, the transaction allegedly involves an unfair price, a conflicted and unfair sales process, self-dealing and unreasonable deal protection devices. The complaint further alleges that the directors breached fiduciary duties by disseminating a registration statement in connection with the transaction that contains material omissions and misleading statements. The alleged omissions and misleading statements generally concern (i) the process leading to the proposed transaction; (ii) the financial analyses performed by Covidien’s and Medtronic’s financial advisors; (iii) the compensation Covidien’s financial advisor received for services rendered to the parties involved in the transaction in prior years; and (iv) Covidien’s financial projections. The action also names as defendants Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub, and alleges that these defendants aided and abetted the purported breaches of fiduciary duty. The plaintiff seeks, among other things, an order enjoining or rescinding the transaction, damages if the transaction is consummated and an award of attorney’s and other fees and costs. The defendants believe the complaint is without merit.

INFORMATION ABOUT THE COMPANIES

Medtronic

Medtronic is the global leader in medical technology. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957 and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. Medtronic is listed on the NYSE (ticker symbol “MDT”). Medtronic’s principal executive offices are located at 710 Medtronic Parkway, Minneapolis, Minnesota 55432, and its telephone number is 763-514-4000.

For more information relating to Medtronic’s business and results of operations, see the sections of this joint proxy statement/prospectus entitled “Medtronic’s Business” and “Medtronic’s Management Discussion and Analysis of Results of Operations.”

Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, as of September 27, 2013, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Covidien’s principal executive offices are located at 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland. The telephone number at this location is +353 1 438-1700.

Covidien Ltd. was incorporated in Bermuda in 2000 as a wholly owned subsidiary of Tyco International. On June 29, 2007, Tyco International distributed all shares of Covidien Ltd. to Tyco International shareholders. In December 2008, the Covidien Ltd. board of directors approved moving Covidien’s principal executive office from Bermuda to Ireland. On May 28, 2009, shareholders voted in favor of a reorganization proposal pursuant to which Covidien Ltd. common shares would be canceled and holders of such shares would receive ordinary shares of Covidien plc on a one-to-one basis. The reorganization transaction was completed on June 4, 2009, following approval from the Supreme Court of Bermuda, at which time Covidien plc replaced Covidien Ltd. as the ultimate parent company. Shares of the Irish company, Covidien plc, began trading on the NYSE on June 5, 2009, under the symbol “COV,” the same symbol under which Covidien Ltd. shares were previously traded.

On June 28, 2013, Covidien completed the spin-off of its Pharmaceuticals business to Covidien shareholders, through a distribution of all of the outstanding ordinary shares of Mallinckrodt plc, the company formed to hold Covidien’s former Pharmaceuticals business.

New Medtronic

New Medtronic is a private limited company organized under the laws of Ireland (registered number 545333) for the purpose of holding Covidien, Medtronic, IrSub and U.S. AcquisitionCo as direct or indirect subsidiaries following completion of the transaction. To date, New Medtronic has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed transaction, the execution of the Credit Agreements as the guarantor of the obligations of Medtronic as the initial borrower thereunder and other matters related to the transactions contemplated by the Transaction Agreement. On or prior to the completion of the transaction, New Medtronic will be converted, pursuant to the Irish Companies Acts, into a public limited company and renamed “Medtronic plc.” Following the consummation of the transaction, each of Medtronic and Covidien will be a direct or indirect subsidiary of New Medtronic. Immediately following the transaction, based on the number of Medtronic and Covidien shares outstanding as of November 18, 2014, the former shareholders of Medtronic are expected to own approximately 70% of New Medtronic and the remaining approximately 30% of New Medtronic is expected to be owned by the former shareholders of Covidien. At and as of the effective time of the transaction, it is expected that New Medtronic will be a publicly traded company listed on the NYSE under the ticker symbol “MDT.” New Medtronic’s registered office is located at 25–28 North Wall Quay, Dublin 1, Ireland, and its telephone number is +353 1 649-2000.

IrSub

IrSub is a private limited company organized under the laws of Ireland (registered number 545354) and currently a direct, wholly owned subsidiary of New Medtronic. To date, IrSub has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. IrSub, along with New Medtronic, will acquire Covidien pursuant to a scheme of arrangement under Section 201, involving a cancellation of the issued share capital of Covidien under sections 72 and 74, of the Irish Companies Act 1963. IrSub’s registered office is located at 25–28 North Wall Quay, Dublin 1, Ireland, and its telephone number is  +353 1 649-2000.

U.S. AcquisitionCo

U.S. AcquisitionCo is a corporation incorporated in the State of Minnesota. To date, U.S. AcquisitionCo has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. After completion of the transaction, Medtronic (as the surviving corporation in its merger with MergerSub) will be a direct, wholly owned subsidiary of U.S. AcquisitionCo and U.S. AcquisitionCo will be an indirect, wholly owned subsidiary of New Medtronic. U.S. AcquisitionCo’s registered office is 100 South Fifth Street #1075, Minneapolis, Minnesota 55402, and its telephone number is 612-333-4315.

MergerSub

MergerSub is a limited liability company formed in the state of Minnesota and a direct, wholly owned subsidiary of U.S. AcquisitionCo. To date, MergerSub has not conducted any activities other than those incident to its formation, the execution of the Transaction Agreement, and the preparation of regulatory filings made in connection with the proposed transaction and other matters related to the transactions contemplated by the Transaction Agreement. Following the consummation of the transaction, MergerSub will merge with and into Medtronic, as a result of which the separate corporate existence of MergerSub will cease and Medtronic will continue as the surviving corporation, a direct, wholly owned subsidiary of U.S. AcquisitionCo and an indirect, wholly owned subsidiary of New Medtronic. MergerSub’s registered office is 100 South Fifth Street #1075, Minneapolis, Minnesota 55402, and its telephone number is 612-333-4315.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the pending acquisition of Covidien by Medtronic and the related financing transactions, which were announced on June 15, 2014. The following unaudited pro forma condensed combined balance sheet as of July 25, 2014 and the unaudited pro forma condensed combined statement of earnings for the three months ended July 25, 2014 and the fiscal year ended April 25, 2014 are based upon, derived from and should be read in conjunction with the historical audited financial statements of Medtronic (which are available in this joint proxy statement/prospectus), the historical unaudited financial statements of Medtronic for the three-month period ended July 25, 2014 (which are available in this joint proxy statement/prospectus), the historical audited financial statements of Covidien (which are available in Covidien’s Current Report on Form 8-K filed with the SEC on July 11, 2014) and the historical unaudited financial statements of Covidien for the nine-month period ended June 27, 2014 and the six-month periods ended March 28, 2014 and March 29, 2013 (which are available in Covidien’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 27, 2014 and March 28, 2014). The acquisition of Covidien will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (ASC) 805, “Business Combinations,” (ASC 805). The unaudited pro forma condensed combined financial information set forth below gives effect to the following:

•	the consummation of the pending acquisition of Covidien through the issuance of New Medtronic shares, with each Covidien shareholder receiving (a) $35.19 in cash per share and (b) 0.956 of a newly issued New Medtronic share for each Covidien share;

•	the incurrence of approximately $16 billion in debt by Medtronic or an affiliate to finance, in part, the cash component of the acquisition consideration, excluding the payment of certain transaction expenses.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Covidien’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of June 27, 2014. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets and certain other assets and liabilities. Such valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process research project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Since the transaction has not been consummated, access to information to make such estimates is limited and therefore, certain market-based assumptions were used which will be updated upon completion of the acquisition. Management believes the preliminary fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates will change as additional information becomes available and such changes could be material.

The unaudited pro forma condensed combined statements of earnings for the three months ended July 25, 2014 and the fiscal year ended April 25, 2014 assume the completion of the acquisition and related incurrence of debt occurred on April 27, 2013, the beginning of fiscal year 2014. The unaudited pro forma condensed combined balance sheet as of July 25, 2014 assumes those transactions occurred on July 25, 2014. The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that New Medtronic will experience after the acquisition. In addition, the accompanying unaudited pro forma condensed combined statement of earnings does not include any expected cost savings, operating synergies, or revenue enhancements, which may be realized subsequent to the acquisition or the impact of any nonrecurring activity and one-time transaction-related or integration-related costs. No material transactions existed between Medtronic and Covidien during the pro forma period.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Medtronic (which are available in this joint proxy statement/prospectus) and Covidien (which are incorporated by reference into this joint proxy statement/prospectus).

Unaudited Pro Forma Condensed Combined Balance Sheet

As of July 25, 2014

(in millions)	Historical Medtronic	Historical Covidien	Reclassification Adjustments	Footnote Reference	Acquisition Adjustments	Footnote Reference	Financing Adjustments	Footnote Reference	Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,336	$1,228	$—		$(15,998)	5(a), 5(c)	$16,300	5(l)	$2,468
					(127)	5(p)	(70)	5(l)
					(143)	5(i)	(56)	5(n)
					—		(2)	5(m)
Investments	12,626	—	—		—		—		12,626
Accounts receivable, net	3,690	1,558	—		—		—		5,248
Inventories	1,836	1,428	—		852	5(r)	—		4,116
Prepaid expenses and other current assets	1,282	866	8	7(a)	—		—		2,156

Total current assets	20,770	5,080	8		(15,416)		16,172		26,614
Property, plant, and equipment, net	2,376	2,059	—		691	5(f)	—		5,126
Goodwill	10,696	8,752	—		18,780	5(h)	—		38,228
Other intangible assets, net	2,341	3,175	—		22,585	5(e)	—		28,101
Other assets	1,371	1,157	—		(25)	5(k)	70	5(l)	2,720
					148	5(g)	(3)	5(m)
					—		2	5(m)

Total assets	$37,554	$20,223	$8		$26,763		$16,241		$100,789

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$2,477	$1,007	$—		$—		$—		$3,484
Accrued expenses	2,956	1,798	8	7(a)	72	5(o)	—		5,043
					209	5(g)	—

Total current liabilities	5,433	2,805	8		281		—		8,527
Long-term debt	10,323	4,042	—		481	5(q)	16,300	5(l)	31,146
Other long-term liabilities	2,550	3,363	—		5,702	5(g)	—		11,615

Total liabilities	18,306	10,210	8		6,464		16,300		51,288
Commitments and contingencies
Redeemable noncontrolling interest	—	59	—		—		—		59
Shareholders’ equity:
Preferred stock	—	—	—		—		—		—
Common stock	99	—	—		(99)	5(j)	—		—
Ordinary shares	—	90	—		(90)	5(j)	—		—
Ordinary shares held in treasury at cost	—	(136)	—		136	5(j)	—		—
Retained earnings	19,637	9,712	—		(9,712)	5(j)	(56)	5(n)	49,930
			—		297	5(d)	(3)	5(m)
			—		(72)	5(o)	—
			—		(127)	5(p)	—
			—		29,953	5(b)	—
			—		202	5(c)	—
			—		99	5(j)	—
Accumulated other comprehensive (loss) income	(488)	288	—		(288)	5(j)	—		(488)

Total shareholders’ equity	19,248	9,954	—		20,299		(59)		49,442

Total liabilities, redeemable noncontrolling interest and shareholders’ equity	$37,554	$20,223	$8		$26,763		$16,241		$100,789

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the Three Months Ended July 25, 2014

(In millions except per share data)	Historical Medtronic	Historical Covidien	Reclassification Adjustments	Footnote Reference		Acquisition Adjustments	Footnote Reference		Financing Adjustments	Footnote Reference		Pro Forma
Net sales	$4,273	$2,688	$—			$—			$—			$6,961
Cost of products sold	1,105	1,104	(42)	7	(c)	6	6	(e)	—			2,098
			(20)	7	(d)	—			—
			2	7	(e)	—			—
			(44)	7	(f)	—			—
			(13)	7	(h)	—			—
Selling, general, and administrative expense	1,634	1,034	(16)	7	(b)	434	6	(d)	—			2,951
			42	7	(c)	6	6	(e)	—
			4	7	(d)	(47)	6	(g)	—
			(3)	7	(e)	—			—
			44	7	(f)	—			—
			(181)	7	(g)	—			—
Research and development expense	365	137	1	7	(e)	—			—			503
Certain litigation charges, net	—	—	181	7	(g)	—			—			181
Restructuring charges, net	30	43	—			—			—			73
Interest expense, net	5	44	—			(1)	6	(c)	165	6	(a)	195
			—			—			(18)	6	(b)
Other expense (income), net	51	18	16	7	(b)	—			—			114
			16	7	(d)	—			—
			13	7	(h)	—			—

Earnings from continuing operations before income taxes	1,083	308	—			(398)			(147)			846
Provision for income taxes	212	2	—			(109)	6	(f)	(54)	6	(f)	51

Earnings from continuing operations	$871	$306	$—			$(289)			$(93)			$795

Earnings from continuing operations per share
Basic	$0.88											$0.56
Diluted	$0.87											$0.55
Weighted average shares outstanding
Basic	992.6											1,427.2
Diluted	1,005.2											1,442.6

Unaudited Pro Forma Condensed Combined Statement of Earnings

For the Fiscal Year Ended April 25, 2014

(In millions except per share data)	Historical Medtronic	Historical Covidien (Note 4)	Reclassification Adjustments	Footnote Reference	Acquisition Adjustments	Footnote Reference	Financing Adjustments	Footnote Reference	Pro Forma
Net sales	$17,005	$10,375	$—		$—		$—		$27,380
Cost of products sold	4,333	4,274	(156)	7(c)	26	6(e)	—		8,187
			(79)	7(d)	—		—
			10	7(e)	—		—
			(171)	7(f)	—		—
			(50)	7(h)	—		—
Selling, general, and administrative expense	6,353	3,434	(59)	7(b)	1,761	6(d)	—		11,748
			156	7(c)	23	6(e)	—
			(2)	7(d)	—		—
			(14)	7(e)	—		—
			171	7(f)	—		—
			(65)	7(g)	—		—
			(10)	7(i)	—		—
Research and development expense	1,477	535	4	7(e)	—		—		2,016
Certain litigation charges, net	770	—	65	7(g)	—		—		835
Restructuring charges, net	78	116	—		—		—		194
Interest expense, net	108	194	—		(4)	6(c)	661	6(a)	871
			—		—		(88)	6(b)
Other expense (income), net	181	(282)	59	7(b)	—		—		99
			81	7(d)	—		—
			10	7(i)	—		—
			50	7(h)	—		—

Earnings from continuing operations before income taxes	3,705	2,104	—		(1,806)		(573)		3,430
Provision for income taxes	640	501	—		(442)	6(f)	(212)	6(f)	487

Earnings from continuing operations	$3,065	$1,603	$—		$(1,364)		$(361)		$2,943

Earnings from continuing operations per share
Basic	$3.06								$2.05
Diluted	$3.02								$2.03

Weighted average shares outstanding
Basic	1,002.1								1,436.7
Diluted	1,013.6								1,450.9

1. Description of Transaction

On June 15, 2014, Medtronic and Covidien entered into the Transaction Agreement by and among Medtronic, Covidien, New Medtronic, IrSub, U.S. AcquisitionCo, and MergerSub. Under the terms of the Transaction Agreement, (i) New Medtronic and IrSub will acquire Covidien pursuant to a scheme of arrangement under Section 201, involving the cancellation of Covidien’s issued share capital under Sections 72 and 74, of the Irish Companies Act of 1963 (the “scheme”) and (ii) MergerSub will merge with and into Medtronic (the “Merger”), with Medtronic as the surviving corporation in the Merger. As a result of the transaction, both Medtronic and Covidien will become wholly owned subsidiaries of New Medtronic. Prior to the closing of the transaction, New Medtronic will re-register as a public limited company, the ordinary shares of which are expected to be listed on the NYSE.

At the effective time of the scheme, (a) Covidien shareholders will be entitled to receive $35.19 in cash and 0.956 of a newly issued New Medtronic share (the “Scheme Consideration”) in exchange for each Covidien share held by such shareholders; and (b) Covidien equity awards will be treated as set forth in the Transaction Agreement, such that (i) each outstanding Covidien option will be converted into an option to acquire a certain number of New Medtronic ordinary shares at a certain exercise price per share subject to the same vesting and other terms and conditions as applied to such outstanding Covidien option, (ii) each outstanding Covidien share award granted prior to June 15, 2014 will accelerate, vest, and be converted into the right to receive the Scheme Consideration with respect to the Covidien shares underlying such award, and (iii) each outstanding Covidien share award granted on or after June 15, 2014 will be converted into a New Medtronic share award and will be subject to the same vesting and other terms and conditions as applied to the outstanding Covidien share award. See “Interests of Certain Persons in the Transaction—Covidien—Treatment of Covidien Options and Covidien Share Awards” section of this joint proxy statement/prospectus. It is expected that immediately after the closing of the transaction, Covidien shareholders will own approximately 30 percent of New Medtronic on a fully diluted basis.

At the effective time of the Merger, (1) each share of Medtronic common stock will be converted into the right to receive one New Medtronic share from or at the direction of MergerSub and (2) each Medtronic option, restricted share award, and other Medtronic share-based award that is outstanding will be converted into the right to receive an equity award from New Medtronic, which will be subject to the same number of shares and the same terms and conditions as were applicable to the Medtronic award in respect of which it was issued. Cash will be paid to Covidien and Medtronic shareholders in lieu of any fractional shares of New Medtronic.

The consummation of the transaction is subject to certain conditions, including approvals by Medtronic and Covidien shareholders. In addition, the proposed transaction requires approval of the Irish High Court and regulatory approvals in the United States and certain other countries. See the “The Transaction—Regulatory Approvals Required” section of this joint proxy statement/prospectus. The transaction is expected to close in early 2015.

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

Bridge Credit Agreement

On November 7, 2014, Medtronic entered into the 364-day senior unsecured Bridge Credit Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into the three-year senior unsecured Term Loan Credit Agreement among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments on the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Medtronic reserves the right, subject to the prior written approval of the Irish Takeover Panel, to effect the acquisition by way of a takeover offer, as an alternative to the scheme, in the circumstances described in and subject to the terms of the Transaction Agreement. In such event, such takeover offer will be implemented on terms and conditions that are at least as favorable to Covidien shareholders (except for an acceptance condition set at 80 percent of the nominal value of the Covidien shares to which such offer relates and which are not already beneficially owned by Medtronic) as those which would apply in relation to the scheme, among other requirements.

2. Basis of Presentation

The unaudited pro forma condensed combined balance sheet gives effect to the acquisition of Covidien as if the acquisition occurred on July 25, 2014, which is the last day of the first quarter of Medtronic’s 2015 fiscal year. The pro forma adjustments required to reflect the acquired assets and assumed liabilities of Covidien are based on the estimated fair value of Covidien’s assets and liabilities as of June 27, 2014, which is the last day of the third quarter of Covidien’s 2014 fiscal year. No adjustment was deemed necessary to align these dates in the presentation of the unaudited pro forma condensed combined balance sheet. Similarly, the historical Covidien statement of income information for the three months ended July 25, 2014 is based upon the period from March 29, 2014 to June 27, 2014 and the historical Covidien statement of income information for the fiscal year ended April 25, 2014 is based upon the period from March 30, 2013 to March 28, 2014. Management is not aware of any material transactions entered into by Covidien from June 28, 2014 to July 25, 2014, March 30, 2013 to April 26, 2013, or March 29, 2014 to April 25, 2014 other than as disclosed elsewhere in this joint proxy statement/prospectus.

The date of the Transaction Agreement is June 15, 2014. For pro forma purposes, the valuation of consideration transferred is based on, among other things, Medtronic’s closing share price as of November 13, 2014 of $69.38 per share. This is used for pro forma purposes only. The value of the consideration transferred for accounting purposes will ultimately be based on the closing share price of Medtronic stock on the last trading day prior to the closing date of the transaction, and could materially change. For pro forma purposes, the fair value of Covidien’s stock options to be converted is estimated based on Medtronic’s closing share price as of November 13, 2014 of $69.38 per share. This is used for pro forma purposes only. An increase of 20 percent in Medtronic’s share price would increase the total consideration by approximately $6 billion, and a decrease of 20 percent in Medtronic’s share price would decrease the total consideration by approximately $6 billion. The total actual consideration will fluctuate until the closing of the acquisition.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Medtronic and Covidien. The acquisition method of accounting in accordance with ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The acquisition method of accounting, in accordance with ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (ASC 820). The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the acquisition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of earnings, expected to have a continuing impact on the consolidated results.

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair value measurements, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold. Additionally, the fair value may not reflect management’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Assets acquired and liabilities assumed in a business combination that arise from contingencies must be recognized at fair value if the fair value can be reasonably estimated. If the fair value of an asset or liability that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with ASC 450, “Disclosure of Certain Loss Contingencies” (ASC 450). If the fair value is not determinable and the ASC 450 criteria are not met, no asset or liability would be recognized. At this time, to the extent contingencies exist, management does not have sufficient information to determine the fair value of Covidien’s contingencies to be acquired. If information becomes available, which would permit management to determine the fair value of these acquired contingencies, these amounts will be adjusted in accordance with ASC 820.

3. Accounting Policies

Acquisition accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Medtronic may materially vary from those of Covidien. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies between the two companies other than the pro forma reclassifications detailed in Note 7. Following the acquisition and during the measurement period, management will conduct a final review of Covidien’s accounting policies in an effort to determine if differences in accounting policies require adjustment or reclassification of Covidien’s results of operations or reclassification of assets or liabilities to conform to Medtronic’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

4. Reconciliation of Covidien’s Historical Statement of Earnings

A reconciliation of Covidien’s historical statement of earnings for the twelve months ended March 28, 2014 is as follows:

Unaudited

As reported by Covidien

(In millions)	Fiscal Year Ended September 27, 2013	Less: Six Months Ended March 29, 2013	Add: Six Months Ended March 28, 2014	Twelve Months Ended March 28, 2014
Net sales	$10,235	$5,097	$5,237	$10,375
Cost of products sold	4,150	2,032	2,156	4,274
Selling, general, and administrative expenses	3,340	1,652	1,746	3,434
Research and development expenses	508	233	260	535
Restructuring charges, net	105	62	73	116
Interest expense, net	192	97	99	194
Other income, net	(89)	(18)	(211)	(282)

Income from continuing operations before income taxes	2,029	1,039	1,114	2,104
Income tax expense	429	203	275	501

Income from continuing operations	$1,600	$836	$839	$1,603

5. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The estimated pro forma adjustments as a result of recording assets acquired and liabilities assumed at their respective fair values in accordance with ASC 805 discussed below are preliminary. An independent third-party appraiser assisted in performing a preliminary valuation. Medtronic management assumes responsibility for the valuation performed by this appraiser. The final valuation of acquired assets and liabilities assumed will be determined at a later date and is dependent on a number of factors, including the final evaluation of the fair value of Covidien’s tangible and identifiable intangible assets acquired and liabilities assumed. The final valuation of assets acquired and liabilities assumed may be materially different than the value of assets acquired and liabilities assumed resulting from the estimated pro forma adjustments.

The preliminary consideration and estimated fair value of Covidien’s assets acquired and liabilities assumed as if the acquisition date was July 25, 2014 is presented as follows:

(in millions, except per share data)	Note		Amount
Calculation of consideration estimated to be transferred
Cash consideration to be paid to Covidien shareholders ($35.19 per share)	5	(a)	$15,891
Cash consideration to be paid for vested Covidien share awards ($35.19 per share)	5	(c)	107

Total cash consideration			15,998
Fair value of ordinary shares to be issued to Covidien shareholders	5	(b)	29,953
Fair value of ordinary shares to be issued to Covidien share award holders	5	(c)	202
Fair value of stock options to be issued to Covidien stock option holders	5	(d)	297

Fair value of total consideration			$46,450

Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of assets acquired as of June 27, 2014			9,954
Less transaction costs expected to be incurred by Covidien	5	(i)	(143)
Less write-off of pre-existing Covidien goodwill and intangible assets			(11,927)

Adjusted net book value of liabilities assumed			(2,116)
Identifiable intangible assets at fair value	5	(e)	25,760
Increase property, plant, and equipment to fair value	5	(f)	691
Increase inventory to fair value	5	(r)	852
Increase debt assumed to fair value	5	(q)	(481)
Other fair value adjustments, net	5	(k)	(25)
Deferred tax impact of fair value adjustments	5	(g)	(5,763)

Goodwill			$27,532

(a)	Represents anticipated cash consideration to be transferred of $35.19 per outstanding Covidien share based on 451,590,266 Covidien shares outstanding as of June 27, 2014.

(b)	The acquisition date fair value of New Medtronic ordinary shares issued to Covidien shareholders, excluding Covidien share award holders, was estimated based on 451,590,266 of Covidien’s shares outstanding as of June 27, 2014, multiplied by the exchange ratio of 0.956, and Medtronic’s closing share price as of November 13, 2014 of $69.38 per share. Refer to the calculation below:

(in millions, except share and per share data)
Total Covidien shares outstanding (as of June 27, 2014)	451,590,266
Conversion factor	0.956

Shares of New Medtronic to be issued (par value $0.0001)	431,720,294
Value per share of Medtronic as of November 13, 2014	$69.38

Fair value of New Medtronic stock to be issued in respect of outstanding Covidien shares	$29,953

(c)

As of June 27, 2014, there were 3,045,872 Covidien share awards outstanding, including 1,722,442 restricted share units and 1,323,430 performance-based units. The number of performance-based units (including any corresponding dividend equivalent units) outstanding was based on actual performance measured over the 60-day trading period prior to June 27, 2014. Each Covidien share unit (other than a Covidien option) granted prior to June 15, 2014 that is outstanding immediately prior to the completion of the acquisition will accelerate, vest, and be converted into the right to receive the scheme consideration as defined in the “Interests of Certain Persons in the Transaction—Covidien—Treatment of Covidien Options and Covidien Share Awards” section of this joint proxy statement/prospectus. New Medtronic will pay a total of $107 million in cash and issue

2,911,854 New Medtronic shares to the holders of Covidien share awards, as of June 27, 2014. Based on Medtronic’s closing share price as of November 13, 2014 of $69.38 per share, the fair value of the New Medtronic shares expected to be issued to the holders of the Covidien share awards totals $202 million. If the maximum performance target had been achieved as of June 27, 2014, the total consideration would have increased by an additional $87 million. Management believes it is likely that the maximum performance target will be achieved upon the transaction closing.

(d)	As of June 27, 2014, there were 13,627,186 Covidien options outstanding. Each stock option to purchase Covidien ordinary shares that is outstanding and unexercised immediately prior to completion of the acquisition will be converted into an option to acquire a certain number of New Medtronic ordinary shares at a certain exercise price per share. These New Medtronic ordinary shares are subject to the same vesting and other terms and conditions and as applied to such outstanding Covidien option as defined in “Interests of Certain Persons in the Transaction—Covidien—Treatment of Covidien Options and Covidien Share Awards” section of this joint proxy statement/prospectus. The fair value of the options to acquire New Medtronic shares is $754 million based on Medtronic’s closing share price as of November 13, 2014 of $69.38 per share. For pro forma purposes, $297 million of the fair value of the options is considered pre-combination services and is allocated to consideration transferred to acquire Covidien. The remaining $457 million will be expensed in the post-combination period.

(e)	For purposes of the unaudited pro forma condensed combined financial statements, the general categories of the acquired identifiable intangible assets are expected to be the following:

•	customer relationships

•	patented and unpatented technology

•	trade names

•	IPR&D

Identifiable intangible assets expected to be acquired consist of the following:

(in millions)	Amount
Identifiable intangible assets
Acquired identifiable definite-lived intangible assets	$23,780
Acquired indefinite-lived trade names	1,680
Purchased IPR&D	300

Estimated fair value of identified intangible assets	25,760
Pre-existing Covidien intangible assets	(3,175)

Pro forma adjustment for estimated fair value of identifiable intangible assets	$22,585

Currently, Medtronic does not have sufficient information as to the amount, timing, and risk of cash flows of all of the acquired intangible assets. Some of the more significant assumptions inherent in the development of intangible asset fair values, from the perspective of a market participant, include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, capital expenditures, and working capital requirements) as well as estimated contributory asset charges; the discount rate selected to measure inherent risk of future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset, among other factors. These assumptions will be adjusted accordingly, if the final identifiable intangible asset valuation generates results, including corresponding useful lives and related amortization methods that differ from the pro forma estimates or if the above scope of intangible assets is modified. The final valuation will be completed within 12 months from the completion of the transaction.

(f)	To record an estimated $691 million increase to Covidien’s property, plant, and equipment to present property, plant, and equipment at fair value.

(g)	Reflects the adjustment to deferred income tax assets and liabilities resulting from pro forma fair value adjustments for the assets and liabilities to be acquired. This estimate of deferred taxes was determined based on the excess book basis over the tax basis of the fair value pro forma adjustments attributable to the assets and liabilities to be acquired. The statutory tax rate was applied, as appropriate, to each adjustment based on the jurisdiction in which the adjustment is expected to occur. In situations where jurisdictional detail was not available, a weighted average rate of 24.5 percent was applied to the adjustment. This estimated rate represents an adjusted overall effective tax rate for the on-going operations of Covidien. For further information, see Note 6(f). The deferred tax assets recorded on the unaudited pro forma condensed combined balance sheet have not been assessed for the need of a valuation allowance. This estimate of deferred income tax assets and liabilities is preliminary and is subject to change based upon management’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

(in millions)	As of July 25, 2014
Adjustments to non-current deferred tax asset:
Debt assumed—Note 5(q)	$141
Other—Note 5(k)	7

$148

Adjustments to current deferred tax liability:
Inventory—Note 5(r)	209

Adjustments to non-current deferred tax liability:
Identifiable intangible assets—Note 5(e)	5,533
Property, plant, and equipment—Note 5(f)	169

$5,702

Deferred tax impact of fair value adjustments	$5,763

(h)	To record the following goodwill adjustments:

(in millions)
Goodwill	$27,532
Pre-existing Covidien goodwill	(8,752)

Pro forma adjustment	$18,780

(i)	Represents $143 million of estimated net transaction costs to be incurred by Covidien, which will reduce net assets acquired.

(j)	Represents the elimination of Covidien’s historical ordinary shares, ordinary shares held in treasury at cost, additional paid-in capital, accumulated other comprehensive income, and retained earnings. Also represents the conversion of Medtronic’s common stock to New Medtronic ordinary shares, par value $0.0001.

(k)	Covidien’s historical balance sheet includes $25 million of deferred financing costs. Deferred financing costs of Covidien are eliminated as assumed debt is recorded at fair value.

(l)	Represents $16.300 billion of debt financing anticipated to be obtained by New Medtronic or an affiliate to fund the cash consideration. In connection with obtaining the debt financing, $70 million of debt issuance costs are expected to be capitalized and amortized over the life of the underlying debt.

(m)

On November 7, 2014, Medtronic entered into an agreement to replace Medtronic’s existing $2.250 billion syndicated credit facility. There were no amounts outstanding on Medtronic’s syndicated credit facility or Covidien’s unsecured senior revolving credit facility as of July 25, 2014 and June 27, 2014, respectively. Medtronic’s credit facility has been treated as extinguished for purposes of these unaudited pro forma condensed combined financial statements, resulting in the write-off of $3 million capitalized debt issuance costs. In connection with the incurrence of the new credit facility, $2 million of debt issuance costs are expected to be capitalized and amortized over the estimated five-year life of the new credit facility.

(n)	Medtronic secured bridge and term loan financing totaling $16.300 billion related to this pending acquisition, which is more fully described in the “Financing Relating to the Transaction” section of this joint proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet reflects approximately $56 million of nonrecurring financing costs associated with the Credit Agreements as a reduction of cash with a corresponding reduction to retained earnings.

(o)	To record the estimated nonrecurring cost of $72 million related to the payment to Medtronic’s directors and executive officers relating to their excise taxes. See “Interests of Certain Persons in the Transaction—Medtronic—Excise Tax Gross-Up” section of this joint proxy statement/prospectus.

(p)	To record Medtronic’s estimated acquisition-related transaction costs (excluding fees and expenses relating to financing and integration) of $127 million. The unaudited pro forma condensed combined balance sheet reflects the $127 million of costs as a reduction of cash with a corresponding decrease to retained earnings.

(q)	To record a $481 million premium on Covidien’s existing debt to present debt assumed by New Medtronic in the pending acquisition at fair value.

(r)	To record an estimated $852 million increase to Covidien’s inventory to present inventory at fair value.

6. Unaudited Pro Forma Condensed Combined Statement of Earnings Adjustments

(a)	To record interest expense, net of $165 million and $661 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively. These amounts include interest expense of $163 million and $652 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively, from debt financing anticipated to be obtained by New Medtronic or an affiliate and debt issuance cost amortization expense of $2 million and $9 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively, from this anticipated debt financing. Prior to the transaction closing, New Medtronic or an affiliate expects to obtain $16.300 billion of debt financing. For the purposes of these unaudited pro forma condensed combined financial statements, New Medtronic’s or an affiliate’s expected borrowings of $16.300 billion assumes borrowings across a range of maturities and a weighted average contractual interest rate of 4.00 percent. The estimated weighted average contractual interest rate is based on interest rates as of November 7, 2014. The interest rates used for purposes of the unaudited pro forma condensed combined financial statements may be considerably different than the actual interest rates incurred based on market conditions at the time of financing. If the interest rate on New Medtronic’s or an affiliate’s anticipated debt financing were to increase or decrease by 1/8th of a percent, New Medtronic’s pro forma interest expense, net would increase or decrease by approximately $20 million.

(b)	To record accretion of the debt premium from New Medtronic’s assumption of Covidien’s existing long-term debt of $18 million and $88 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively. In anticipation of recording the assumed debt at fair value, a $481 million pro forma adjustment was recorded to recognize the long-term debt at fair value.

(c)	To eliminate deferred financing cost amortization expense of $1 million and $4 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively. Deferred financing costs of Covidien are eliminated as assumed debt is measured and recorded at fair value.

(d)	To record estimated pro forma amortization expense on the definite-lived intangible assets pro forma adjustment discussed in Note 5(e) of $434 million and $1.761 billion for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively.

Pro forma amortization has been estimated on a preliminary basis, using the straight-line method over the estimated useful life and is as follows:

			Estimated Amortization
(in millions, except estimated useful life)	Estimated Fair Value	Weighted Average Estimated Useful Life	Fiscal Year Ended April 25, 2014	Three Months Ended July 25, 2014
Acquired definite-lived intangible assets	$23,780	12	$1,990	$498
Covidien historical amortization			(229)	(64)

Pro forma amortization expense			$1,761	$434

A $100 million increase or decrease in the fair value of definite-lived identifiable intangible assets would increase or decrease amortization by approximately $8 million.

(e)	To record estimated pro forma depreciation expense on the property, plant, and equipment pro forma adjustment discussed in Note 5(f) of $12 million and $49 million for the three months ended July 25, 2014 and fiscal year ended April 25, 2014, respectively. The estimated pro forma depreciation expense adjustments are based on the increase in fair value above net book value calculated over an approximate estimated weighted average useful life of 14 years.

(f)	The statutory tax rate was applied, as appropriate, to each adjustment based on the jurisdiction in which the adjustment was expected to occur. In situations where jurisdictional detail was not available, a weighted average rate of 24.5 percent was applied to the adjustment. This estimated rate represents an adjusted overall effective tax rate for the on-going operations of Covidien.

Although not reflected in the pro forma financial statements, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, such as the geographical mix of taxable income affecting state and foreign taxes, among other factors.

Estimated income tax expense (benefit) included in the pro forma statements of earnings is as follows:

	Three Months Ended July 25, 2014
(in millions)	Acquisition Adjustment	Financing Adjustment	Total Adjustment
Amortization of intangible assets—Note 6(d)	$(106)	$—	$(106)
Interest expense related to financing—Note 6(a)	—	(59)	(59)
Depreciation of property, plant, and equipment—Note 6(e)	(3)	—	(3)
Accretion of premium on debt assumed—Note 6(b)	—	5	5

Adjustments to provision for income taxes	$(109)	$(54)	$(163)

	Fiscal Year Ended April 25, 2014
(in millions)	Acquisition Adjustment	Financing Adjustment	Total Adjustment
Amortization of intangible assets—Note 6(d)	$(431)	$—	$(431)
Interest expense related to financing—Note 6(a)	—	(238)	(238)
Depreciation of property, plant, and equipment—Note 6(e)	(12)	—	(12)
Accretion of premium on debt assumed—Note 6(b)	—	26	26
Other—Note 6(c)	1	—	1

Adjustments to provision for income taxes	$(442)	$(212)	$(654)

A tax rate of 36.0 percent was used in relation to interest income and expense and financing fees associated with the debt financing as this debt will reside in the U.S.

(g)	Acquisition-related transaction costs have been expensed in Medtronic’s and Covidien’s historical consolidated financial statements. As acquisition-related transaction costs are non-recurring items, they have not been reflected in the pro forma statements of income. An adjustment totaling $47 million has been reflected in the pro forma statements of income to remove acquisition-related transaction costs of $39 million that were expensed by Medtronic during the three months ended July 25, 2014 and $8 million that were expensed by Covidien during the three months ended June 27, 2014.

7. Pro Forma Reclassification Adjustments

Certain reclassifications have been made to Covidien’s historical financial statements to conform to Medtronic’s presentation, as follows:

(a)	To present Covidien’s derivatives that are subject to master netting agreements and allow for the right of offset by the counterparty on a gross basis.

(b)	To reclassify Covidien’s medical device excise tax from selling, general, and administrative expense to other income, net.

(c)	To reclassify Covidien’s amortization of definite-lived intangible assets from cost of products sold to selling, general, and administrative expense.

(d)	To reclassify Covidien’s net gains and losses on foreign currency contracts from cost of products sold and selling, general, and administrative expense to other income, net.

(e)	To reclassify certain of Covidien’s stock-based compensation expense from selling, general, and administrative expense to cost of products sold and research and development expense.

(f)	To reclassify certain of Covidien’s shipping and handling costs from cost of products sold to selling, general, and administrative expense.

(g)	To reclassify Covidien’s litigation and environmental charges from selling, general, and administrative expense to certain litigation charges, net. The litigation charge resulted from an increase to Covidien’s estimated indemnification obligation for certain pelvic mesh product liability cases. The environmental charge related to probable and reasonably estimated incremental costs to remediate a site in Orrington, Maine following a court decision affirming a compliance order issued by the Maine Board of Environmental Protection.

(h)	To reclassify Covidien’s royalty expense from cost of products sold to other income, net.

(i)	To reclassify Covidien’s gain on a previously-held investment associated with Covidien’s acquisition of CV Ingenuity from other income, net to selling, general, and administrative expense.

8. Earnings Per Share

Pro forma earnings from continuing operations per share for the three months ended July 25, 2014 and fiscal year ended April 25, 2014 has been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted average shares outstanding have been calculated as if the shares to be issued in the transaction had been issued and outstanding as of April 27, 2013, the beginning of fiscal year 2014. For additional information on calculation of acquisition-related shares, see Notes 5(b) and 5(c).

(in millions, except share and per share data)	Three months ended July 25, 2014	Year ended April 25, 2014
Earnings from continuing operations	$795	$2,943

Basic—weighted average shares outstanding	1,427,188,215	1,436,706,515
Dilutive effect of Medtronic stock options, restricted stock units, and other	12,644,046	11,486,617
Dilutive effect of Covidien stock options	2,776,294	2,667,002

Diluted—weighted average shares outstanding	1,442,608,555	1,450,860,134

Earnings from continuing operations per share:
Basic	$0.56	$2.05
Diluted	$0.55	$2.03

9. Unadjusted Pro Forma Balances

Investments

At this time, Medtronic does not have sufficient information necessary to make a reasonable preliminary estimate of the fair value of Covidien’s cost method investments. Therefore, no adjustment has been recorded to modify the current book values.

Retirement benefits plans

At this time, Medtronic does not have sufficient information as to the nature of the populations in the plans, specific investment strategies, and other such data necessary to make a reasonable preliminary estimate of fair value. Therefore, no adjustment has been recorded to Covidien’s pension and post-retirement benefit plans to reflect the impact of updating the funded status for current discount rates and plan asset values or removing Covidien’s historical prior service cost and actuarial loss amortization.

Legal and environmental contingencies

At this time, Medtronic does not have sufficient information as to details of Covidien’s legal proceedings, product liability claims, environmental matters and other such information to make a reasonable preliminary estimate of fair value. The valuation effort could require intimate knowledge of complex legal matters and associated defense strategies. Therefore, no adjustment has been recorded to modify the current book value.

Contractual arrangements

At this time, Medtronic does not have sufficient information necessary to make a reasonable preliminary estimate of favorable or unfavorable contractual arrangements, such as operating leases. Therefore, no adjustment has been recorded.

Noncontrolling interest

At this time, Medtronic does not have sufficient information necessary to make a reasonable preliminary estimate of the fair value of Covidien’s noncontrolling interest.

Guaranteed contingent tax liabilities

At this time, Medtronic does not have sufficient information necessary to make a reasonable preliminary estimate of the fair value of Covidien’s guaranteed contingent tax liabilities.

MEDTRONIC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Understanding Medtronic’s Financial Information

The following discussion and analysis provides information that Medtronic, Inc.’s management believes to be relevant to understanding the financial condition and results of operations of Medtronic, Inc. and its subsidiaries. You should read this discussion and analysis along with Medtronic’s consolidated audited financial statements and related notes thereto as of April 25, 2014 and April 26, 2013 and for each of the three fiscal years ended April 25, 2014, April 26, 2013, and April 27, 2012 and Medtronic’s consolidated unaudited financial statements and related notes thereto as of July 25, 2014 and July 26, 2013 and for each of the three-month periods ended July 25, 2014 and July 26, 2013.

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information in the following management’s discussion and analysis of financial condition and results of operations includes only results from continuing operations (excluding Physio-Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 17 to Medtronic’s consolidated audited financial statements beginning on page F-109 of this joint proxy statement/prospectus.

Organization of Financial Information

Management’s discussion and analysis, presented on pages 178 to 220 of this joint proxy statement/prospectus, provides material historical and prospective disclosures designed to enable investors and other users to assess Medtronic’s financial condition and results of operations.

Statements that are forward-looking and not historical in nature are subject to risks and uncertainties. See “Risk Factors” beginning on page 40 and “Cautionary Statement Regarding Forward Looking Statements” beginning on page 68 of this joint proxy statement/prospectus.

The consolidated financial statements are presented on pages F-1 to F-120 of this joint proxy statement/prospectus, and include the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated balance sheets, consolidated statements of shareholders’ equity, consolidated statements of cash flows, and the related notes, which are an integral part of the consolidated financial statements.

Financial Trends

Throughout this management’s discussion and analysis, you will read about transactions or events that materially contribute to or reduce earnings and materially affect financial trends. Medtronic refers to these transactions and events as special charges (such as contributions to the Medtronic Foundation), restructuring charges, net, certain litigation charges, net, acquisition-related items (such as asset impairments), or certain tax adjustments. These charges, or benefits, result from facts and circumstances that vary in frequency and/or impact to operations. While understanding these charges or benefits is important to understanding and evaluating financial trends, other transactions or events may also have a material impact on financial trends. A complete understanding of the special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments is necessary in order to estimate the likelihood that they may affect financial trends in the future.

Medtronic’s fiscal year-end is the last Friday in April, and therefore, the total weeks in a fiscal year can fluctuate between 52 and 53 weeks. Fiscal years 2014, 2013, and 2012 were 52-week years. Fiscal year 2016 will be the next 53-week year.

Executive Level Overview

Medtronic is the global leader in medical technology—alleviating pain, restoring health, and extending life for millions of people around the world. Medtronic develops, manufactures, and markets its medical devices in more than 140 countries. Medtronic’s primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, and ear, nose, and throat and diabetes conditions.

Medtronic operates under three reportable segments and three operating segments, the Cardiac and Vascular Group (composed of the Cardiac Rhythm & Heart Failure, Coronary & Structural Heart, and Aortic & Peripheral businesses), the Restorative Therapies Group (composed of the Spine, Neuromodulation, and Surgical Technologies businesses), and the Diabetes Group. In the first quarter of fiscal year 2015, Medtronic realigned the Cardiac and Vascular Group businesses with a specific focus on comprehensive disease management. This change did not impact Medtronic’s reportable segments or operating segments. Prior to the first quarter of fiscal year 2015, the Cardiac Rhythm & Heart Failure business was formerly known as the Cardiac Rhythm Disease Management (“CRDM”) business, the Coronary & Structural Heart business was formerly the Coronary business and Structural Heart business, and the Aortic & Peripheral business was formerly known as the Endovascular business. See Note 20 to Medtronic’s consolidated audited financial statements beginning on page F-115 of this joint proxy statement/prospectus and Note 20 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-38 of this joint proxy statement/prospectus for additional discussion related to Medtronic’s segment reporting.

Quarter Ended July 25, 2014

Net earnings for the first quarter of fiscal year 2015 were $871 million, or $0.87 per diluted share, as compared to net earnings of $953 million, or $0.93 per diluted share for the same period in the prior fiscal year, representing a decrease of 9 percent and 6 percent, respectively. The decrease in net earnings and diluted earnings per share compared to the same period in the prior fiscal year was primarily driven by the favorable change in fair value of contingent consideration payments in the prior year. Net earnings for the three months ended July 25, 2014 included restructuring charges, net and acquisition-related items that decreased net earnings by an aggregate of $63 million ($71 million pre-tax). Net earnings for the three months ended July 26, 2013 included after-tax special charges, restructuring charges, and acquisition-related items that increased net earnings by an aggregate of $55 million ($38 million pre-tax). See further discussion of these items in the “Special Charges, Restructuring Charges, Net, and Acquisition-Related Items” section of this management’s discussion and analysis.

The table below illustrates net sales by operating segment for the three months ended July 25, 2014 and July 26, 2013:

	Three months ended
(dollars in millions)	July 25, 2014	July 26, 2013	% Change
Cardiac and Vascular Group	$2,254	$2,160	4%
Restorative Therapies Group	1,603	1,554	3
Diabetes Group	416	369	13

Total Net Sales	$4,273	$4,083	5%

Net sales for the three months ended July 25, 2014 were $4.273 billion, an increase of 5 percent compared to the same period in the prior fiscal year. Foreign currency translation had a favorable impact of $34 million on net sales for the three months ended July 25, 2014 compared to the same period in the prior fiscal year. Net sales growth was driven by a 4 percent increase in the Cardiac and Vascular Group, 3 percent increase in the Restorative Therapies Group, and 13 percent increase in the Diabetes Group compared to the same period in the prior fiscal year. The Cardiac and Vascular Group’s performance for the three months ended July 25, 2014 was primarily a result of strong net sales in Low Power and AF and Other, solid growth in Structural Heart and Aortic & Peripheral, partially offset by declines in High Power and Coronary. Additionally, the Cardiac and Vascular Group’s performance for the three months ended July 25, 2014 was favorably affected by new products and the August 2013 acquisition of Cardiocom and January 2014 acquisition of TYRX, Inc. (“TYRX”). The Restorative

Therapies Group’s performance for the three months ended July 25, 2014 was favorably impacted by strong growth in Neuromodulation and solid growth in Surgical Technologies, partially offset by declines in Spine, primarily driven by BMP (composed of INFUSE bone graft (InductOs in the European Union)) and Core Spine. The Diabetes Group’s performance for the three months ended July 25, 2014 was due to strong net sales in the U.S driven by the ongoing launch of the MiniMed 530G System with Enlite Sensor as well as strong net sales in international markets driven by continued adoption and use of the Veo insulin pump with low-glucose suspend and Enlite continuous glucose monitoring (“CGM”) sensor. See our discussion in the “Net Sales” section of this management’s discussion and analysis for more information on the results of our operating segments.

Year Ended April 25, 2014

Net earnings for the fiscal year ended April 25, 2014 were $3.065 billion, or $3.02 per diluted share, as compared to net earnings of $3.467 billion, or $3.37 per diluted share for the fiscal year ended April 26, 2013, representing a decrease of 12 percent and 10 percent, respectively. Fiscal year 2014 net earnings included after-tax special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments that decreased net earnings by an aggregate of $803 million ($1.015 billion pre-tax). Fiscal year 2013 net earnings included after-tax restructuring charges, net, certain litigation charges, net, and acquisition-related items that decreased net earnings by an aggregate of $331 million ($378 million pre-tax). See further discussion of these items in the “Special Charges, Restructuring Charges, Net, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments” section of this management’s discussion and analysis.

The table below illustrates net sales by operating segments for fiscal years 2014 and 2013:

	Net Sales
	Fiscal Year
(dollars in millions)	2014	2013	% Change
Cardiac and Vascular Group	$8,847	$8,695	2%
Restorative Therapies Group	6,501	6,369	2
Diabetes Group	1,657	1,526	9

Total Net Sales	$17,005	$16,590	3%

Net sales in fiscal year 2014 were $17.005 billion, an increase of 3 percent from the prior fiscal year. Foreign currency translation had an unfavorable impact of $175 million on net sales compared to the prior fiscal year. Net sales growth for fiscal year 2014 was driven by 2 percent growth in Medtronic’s Cardiac and Vascular Group, 2 percent growth in Medtronic’s Restorative Therapies Group, and 9 percent growth in Medtronic’s Diabetes Group compared to the prior fiscal year. The Cardiac and Vascular Group’s performance was primarily a result of strong net sales in atrial fibrillation (“AF”) and Other, and solid growth in Structural Heart and Endovascular, partially offset by slight declines in Coronary and CRDM defibrillation and pacing systems which is primarily due to pricing pressures. Additionally, the Cardiac and Vascular Group’s performance was favorably affected by new products and the August 2013 acquisition of Cardiocom, LLC (“Cardiocom”) and January 2014 acquisition of TYRX. The Restorative Therapies Group’s performance was a result of strong net sales in Surgical Technologies and growth in Neuromodulation, partially offset by declines in Spine, primarily driven by Bone Morphogenetic Protein (“BMP”) (composed of INFUSE bone graft (InductOs in the EU)) and balloon kyphoplasty (“BKP”). The Diabetes Group’s performance was due to strong net sales in the U.S. driven by the launch of the MiniMed 530G System with Enlite Sensor as well as strong net sales in international markets driven by the continued adoption and use of the Veo insulin pump with low-glucose suspend and Personal Continuous Glucose Monitoring (“Enlite CGM”) sensor. See Medtronic’s discussion in the “Net Sales” section of this management’s discussion and analysis for more information on the results of Medtronic’s operating segments.

Medtronic remains committed to its mission of developing lifesaving and life-enhancing therapies to alleviate pain, restore health, and extend life.

Critical Accounting Estimates

Medtronic has adopted various accounting policies to prepare its consolidated financial statements in accordance with U.S. GAAP. Medtronic’s most significant accounting policies are disclosed in Note 1 to Medtronic’s consolidated audited financial statements beginning on page F-48 of this joint proxy statement/prospectus.

The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires Medtronic to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Medtronic’s estimates and assumptions, including those related to bad debts, inventories, intangible assets, asset impairment, legal proceedings, IPR&D, contingent consideration, warranty obligations, product liability, self-insurance, pension and post-retirement obligations, sales returns and discounts, stock-based compensation, valuation of equity and debt securities, and income tax reserves are updated as appropriate, which in most cases is quarterly. Medtronic bases its estimates on historical experience, actuarial valuations, or various assumptions that are believed to be reasonable under the circumstances.

Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the accounting estimates are made, and (2) material changes in the estimates are reasonably likely to occur from period to period. Medtronic’s critical accounting estimates include the following:

Legal Proceedings

Medtronic is involved in a number of legal actions involving product liability, intellectual property disputes, shareholder derivative actions, securities class actions, and other class actions. The outcomes of these legal actions are not within Medtronic’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief (including injunctions barring the sale of products that are the subject of the lawsuit), that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, Medtronic records a liability in its consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible, but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed in the notes to the consolidated financial statements. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving Medtronic are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete scientific facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines, or punitive damages; or could result in a change in business practice. Medtronic’s significant legal proceedings are discussed in Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus and Note 19 to Medtronic’s consolidated unaudited financial statements for the period ending July 25, 2014 beginning on page F-35 of this joint proxy statement/prospectus. While it is not possible to predict the outcome for most of the matters discussed in Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus and Note 19 to Medtronic’s consolidated unaudited financial statements for the period ending July 25, 2014 beginning on page F-35 of this joint proxy statement/prospectus, Medtronic believes it is possible that costs associated with them could have a material adverse impact on its consolidated earnings, financial position, or cash flows.

Tax Strategies

Medtronic’s effective tax rate is based on income, statutory tax rates, and tax planning opportunities available to Medtronic in the various jurisdictions in which Medtronic operates. Medtronic establishes reserves when, despite its belief that its tax return positions are fully supportable, Medtronic believes that certain positions are likely to be challenged and that it may or may not prevail. These reserves are established and adjusted in accordance with the principles of U.S. GAAP. Under U.S. GAAP, if Medtronic determines that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, Medtronic recognizes the benefit. Medtronic measures the benefit by determining the amount that is greater than 50 percent likely of being realized upon settlement. Medtronic presumes that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. Medtronic regularly monitors its tax positions and tax liabilities. Medtronic reevaluates the technical merits of its tax positions and recognize an uncertain tax benefit, or derecognize a previously recorded tax benefit, when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. Although Medtronic believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on Medtronic’s effective tax rate in future periods.

In the event there is a special charge, restructuring charge, net, certain litigation charge, net, and/or acquisition-related items recognized in Medtronic’s operating results, the tax cost or benefit attributable to that item is separately calculated and recorded. Because the effective rate can be significantly impacted by these discrete items that take place in the period, Medtronic often refers to its tax rate using both the effective rate and the non-GAAP nominal tax rate. The non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. Medtronic believes this resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare Medtronic’s recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same or similar to measures presented by other companies.

Tax regulations require certain items to be included in the tax return at different times than when those items are required to be recorded in the consolidated financial statements. As a result, Medtronic’s effective tax rate reflected in its consolidated financial statements is different than that reported in Medtronic’s tax returns. Some of these differences are permanent, such as expenses that are not deductible on Medtronic’s tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in Medtronic’s tax return in future years for which Medtronic has already recorded the tax benefit in Medtronic’s consolidated statements of earnings. Medtronic establishes valuation allowances for Medtronic’s deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. Deferred tax liabilities generally represent tax expense recognized in Medtronic’s consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on Medtronic’s tax return but has not yet been recognized as an expense in Medtronic’s consolidated statements of earnings.

Medtronic’s overall tax rate including the tax impact of restructuring charges, net and acquisition-related items resulted in an effective tax rate of 19.6 percent for the three months ended July 25, 2014. Excluding the impact of the restructuring charges, net and acquisition-related items for the three months ended July 25, 2014, Medtronic’s operational and tax strategies have resulted in a non-GAAP nominal tax rate of 19.1 percent versus the U.S. federal statutory rate of 35.0 percent. An increase in Medtronic’s nominal tax rate of 1 percent would result in an additional income tax provision for the three months ended July 25, 2014 of approximately $12 million.

Medtronic’s overall tax rate from continuing operations including the tax impact of special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments resulted in an effective tax rate of 17.3 percent for fiscal year 2014. Excluding the impact of the special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments, Medtronic’s operational and tax strategies have resulted in a non-GAAP nominal tax rate of 18.0 percent versus the U.S. federal statutory rate of 35.0 percent. An increase in Medtronic’s nominal tax rate of 1 percent would result in an additional income tax provision for the fiscal year ended April 25, 2014 of approximately $47 million. See discussion of Medtronic’s tax rate and the tax adjustments in the “Income Taxes” section of this management’s discussion and analysis.

Valuation of Other Intangible Assets, Including IPR&D, Goodwill, and Contingent Consideration

When Medtronic acquires a business, the assets acquired, including IPR&D, and liabilities assumed are recorded at their respective fair values as of the acquisition date. Medtronic’s policy defines IPR&D as the fair value of those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the fair value of intangible assets, including IPR&D, acquired as part of a business combination requires Medtronic to make significant estimates. These estimates include the amount and timing of projected future cash flows, the discount rate used to discount those cash flows to present value, the assessment of the asset’s life cycle, and the consideration of legal, technical, regulatory, economic, and competitive risks. The fair value assigned to other intangible assets, including IPR&D, is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies.

IPR&D acquired in a business combination is capitalized as an indefinite-lived intangible asset. Development costs incurred after the acquisition are expensed as incurred. Upon receipt of regulatory approval, the indefinite-lived intangible asset is then accounted for as a finite-lived intangible asset and amortized on a straight-line basis or accelerated basis, as appropriate, over its estimated useful life. If the R&D project is subsequently abandoned, the indefinite-lived intangible asset is charged to expense. IPR&D acquired outside of a business combination is expensed immediately.

Due to the uncertainty associated with R&D projects, there is risk that actual results will differ materially from the original cash flow projections and that the R&D project will result in a successful commercial product. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, delays or issues with patent issuance, or validity and litigation.

Goodwill is the excess of the purchase price (consideration) over the estimated fair value of net assets, including IPR&D, of acquired businesses. Goodwill is tested for impairment annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The test for impairment requires Medtronic to make several estimates about fair value, most of which are based on projected future cash flows. Medtronic’s estimates associated with the goodwill impairment test are considered critical due to the amount of goodwill recorded on Medtronic’s consolidated balance sheets and the judgment required in determining fair value, including projected future cash flows. The results of Medtronic’s annual impairment test are discussed in Note 6 to Medtronic’s consolidated audited financial statements beginning on page F-70 of this joint proxy statement/prospectus. Goodwill was $10.593 billion and $10.329 billion as of April 25, 2014 and April 26, 2013, respectively.

Other intangible assets include patents, trademarks, purchased technology, and IPR&D (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. IPR&D is tested for impairment annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Medtronic reviews other definite-lived intangible assets for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Refer to Note 1 to Medtronic’s consolidated audited financial statements beginning on page F-48 of this joint proxy statement/prospectus for additional information. Medtronic’s impairment reviews are based on an estimated future cash flow approach that requires significant judgment with respect to future revenue and expense growth rates, selection of appropriate discount rate, asset groupings, and other assumptions and estimates. Medtronic uses estimates that are consistent with Medtronic’s business plans and a market participant view of the assets being evaluated. The results of Medtronic’s annual impairment test are discussed in Note 6 to Medtronic’s consolidated audited financial statements beginning on page F-70 of this joint proxy statement/prospectus. Actual results may differ from Medtronic’s estimates due to a number of factors including, among others, changes in competitive conditions, timing of regulatory approval, results of clinical trials, changes in worldwide economic conditions, and fluctuations in foreign currency exchange rates. These risk factors are discussed in “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus. Other intangible assets, net of accumulated amortization, were $2.286 billion and $2.673 billion as of April 25, 2014 and April 26, 2013, respectively.

Contingent consideration is recorded at the acquisition date at the estimated fair value of the contingent consideration for all acquisitions subsequent to April 24, 2009. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. The fair value of the contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within acquisition-related items in Medtronic’s consolidated statements of earnings. Changes to the fair value of contingent consideration can result from changes in discount rates, the timing and amount of revenue estimates, or in the timing or likelihood of achieving the milestones which trigger payment. Using different valuation assumptions including revenue or cash flow projections, growth rates, discount rates, or probabilities of achieving the milestones result in different fair value measurements, future amortization expense, and expense in the current or future periods. The fair value of contingent consideration was $68 million and $142 million as of April 25, 2014 and April 26, 2013, respectively.

Discontinued Operations

On January 30, 2012, Medtronic completed the sale of the Physio-Control business to Bain Capital Partners, LLC. Medtronic has classified the results of operations of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, as discontinued operations in the consolidated statements of earnings for all periods presented. For more information regarding discontinued operations, refer to Note 17 to Medtronic’s consolidated audited financial statements beginning on page F-109 of this joint proxy statement/prospectus.

Results of Operations for the Period Ended July 25, 2014 and July 26, 2013

Net Sales

The table below illustrates net sales by product line and operating segment for the three months ended July 25, 2014 and July 26, 2013:

	Three months ended
(dollars in millions)	July 25, 2014	July 26, 2013	% Change
High Power	$627	$655	(4)%
Low Power	525	474	11
AF & Other	104	64	63

CARDIAC RHYTHM & HEART FAILURE	1,256	1,193	5

CORONARY	428	435	(2)
STRUCTURAL HEART	338	313	8
CORONARY & STRUCTURAL HEART	766	748	2
AORTIC & PERIPHERAL	232	219	6

TOTAL CARDIAC & VASCULAR GROUP	2,254	2,160	4

Core Spine	552	563	(2)
Interventional Spine	81	78	4
BMP	110	124	(11)

SPINE	743	765	(3)
NEUROMODULATION	479	428	12
SURGICAL TECHNOLOGIES	381	361	6

TOTAL RESTORATIVE THERAPIES GROUP	1,603	1,554	3
DIABETES GROUP	416	369	13

TOTAL	$4,273	$4,083	5%

Net sales for the three months ended July 25, 2014 were favorably impacted by foreign currency translation of $34 million when compared to the same period of the prior fiscal year. The primary exchange rate movements that impacted Medtronic’s consolidated net sales growth was the U.S. dollar as compared to the Euro. The impact of foreign currency fluctuations on net sales was not indicative of the impact on net earnings due to foreign currency impact on operating costs and expenses and Medtronic’s hedging activities. See “Quantitative and Qualitative Disclosures About Market Risk” beginning on page 220 for further details on foreign currency instruments and Medtronic’s related risk management strategies.

Cardiac and Vascular Group

The Cardiac and Vascular Group is composed of the Cardiac Rhythm & Heart Failure, Coronary & Structural Heart, and Aortic & Peripheral businesses. The Cardiac and Vascular Group’s products, with a specific focus on comprehensive disease management, include pacemakers, insertable and external cardiac monitors, implantable defibrillators, leads and delivery systems, ablation products, electrophysiology catheters, products for the treatment of AF, information systems for the management of patients with Cardiac Rhythm & Heart Failure devices, products designed to reduce surgical site infections, coronary and peripheral stents and related delivery systems, therapies for uncontrolled hypertension, endovascular stent graft systems, heart valve replacement technologies, cardiac tissue ablation systems, and open heart and coronary bypass grafting surgical products. The Cardiac and Vascular Group also includes Cardiocom and Cath Lab Managed Services (“CLMS”). The Cardiac and Vascular Group’s net sales for the three months ended July 25, 2014 were $2.254 billion, an increase of 4 percent compared to the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales for the three months ended July 25, 2014 of $22 million compared to the same period in the prior fiscal year. The Cardiac and Vascular Group’s performance for the three months ended July 25, 2014 was primarily a result of strong net sales in Low Power and AF and Other, solid growth in Structural Heart and Aortic & Peripheral, partially offset by declines in High Power and Coronary. Additionally, the Cardiac and Vascular Group’s performance for the three months ended July 25, 2014 was favorably affected by new products and the August 2013 acquisition of Cardiocom and January 2014 acquisition of TYRX. See the more detailed discussion of each business’s performance below.

Cardiac Rhythm & Heart Failure net sales for the three months ended July 25, 2014 were $1.256 billion, an increase of 5 percent compared to the same period in the prior fiscal year. Net sales of Medtronic’s High Power products for the three months ended July 25, 2014 decreased primarily due to net sales declines in the U.S. Net sales of Medtronic’s High Power products in the U.S. were impacted by declines in implant volumes. International net sales were flat compared to the same period in the prior fiscal year driven by the success of Medtronic’s Attain Performa quadripolar CRT-D (“CRT-D”) system, offset by pricing pressures in certain international markets. Worldwide net sales of Medtronic’s Low Power products for the three months ended July 25, 2014 increased primarily driven by the strong ongoing global launch of Reveal LINQ insertable cardiac monitor. AF and Other net sales increased primarily due to the continued global acceptance of the Arctic Front Advance Cardiac CryoAblation Catheter (“Arctic Front”) system and net sales from the acquisition of Cardiocom and CLMS.

Coronary & Structural Heart net sales for the three months ended July 25, 2014 were $766 million, an increase of 2 percent compared to the same period in the prior fiscal year. Coronary net sales decreased primarily due to pricing pressures in the U.S., Western Europe, and India, partially offset by worldwide share gains in drug-eluting stents, driven by the continued strength of Medtronic’s Resolute Integrity drug-eluting coronary stent. Medtronic launched small vessel sizes of this product in Japan in the second quarter of fiscal year 2014. Structural Heart net sales increased primarily driven by strong execution on the ongoing U.S. launch of CoreValve transcatheter aortic heart valve. Growth was negatively affected by a difficult comparison in Germany, where customers made advanced purchases of CoreValve product during the first quarter of fiscal year 2014 in anticipation of the since resolved CoreValve injunction.

Aortic & Peripheral net sales for the three months ended July 25, 2014 were $232 million, an increase of 6 percent compared to the same period in the prior fiscal year. The increase in Aortic & Peripheral net sales for the three months ended July 25, 2014 was driven by strong sales of Medtronic’s Valiant Captivia Thoracic Stent Graft System, as well as the Endurant II Abdominal Aortic Aneurysm (“AAA”) Stent Graft System in Japan. For the three months ended July 25, 2014, growth was partially offset by the divestiture of a reentry catheter product line in the second quarter of fiscal year 2014, the removal of a peripheral below-the-knee product from the market, and increased competitive and pricing pressures in the U.S, Western Europe, and Japan.

Looking ahead, Medtronic expects its Cardiac and Vascular Group could be impacted by the following:

•	Increasing competition, fluctuations in foreign currency, and continued pricing pressures.

•	Continued acceptance and future growth from Reveal LINQ, Medtronic’s next-generation insertable cardiac monitor launched in international and U.S. markets in the third and fourth quarters of fiscal year 2014, respectively.

•	Continued and future growth from the Arctic Front system, including the second generation Arctic Front Advance Cardiac Cryoballoon. The Arctic Front system is a cryoballoon indicated for the treatment of drug refractory paroxysmal atrial fibrillation. The cryoballoon treatment involves a minimally invasive procedure that efficiently creates circumferential lesions around the pulmonary vein, which studies have indicated is the source of erratic electrical signals that cause irregular heartbeat.

•	Continued acceptance and future growth from the Viva/Brava family of CRT-D devices and the Attain Performa portfolio of quadripolar leads. The Viva/Brava family of CRT-D devices utilizes a new algorithm, called AdaptivCRT, which improves patients’ response rates to CRT-D therapy by preserving the patients’ normal heart rhythms and continually adapts to individual patient needs. Medtronic’s Viva/Brava CRT-D devices received CE Mark approval in August 2012, received U.S. FDA approval in May 2013, and launched in Japan in the third quarter of fiscal year 2014. Paired with Viva/Brava Quad CRT-D, Attain Performa leads provide additional options for physicians to optimize patient therapy. Medtronic’s Attain Performa quadripolar lead system received Conformité Européene (“CE”) Mark approval in March 2013, launched in Japan in the third quarter of fiscal year 2014, and received U.S. FDA approval in August 2014.

•	Integration of TYRX into the Cardiac and Vascular Group. TYRX was acquired in January 2014. Medtronic believes that this proprietary technology reduces infections that can result from device implants. Currently, Medtronic is leveraging this technology in the Cardiac Rhythm & Heart Failure business, and ultimately Medtronic intends to leverage this technology in other businesses such as Neuromodulation.

•	Integration of Corventis, Inc. (“Corventis”) into the Cardiac and Vascular Group. Corventis was acquired in June 2014.

•	Continued acceptance and future growth from the Evera family of Implantable Cardioverter Defibrillators (“ICDs”). The Evera family of ICDs has increased battery longevity, advanced shock reduction technology, and a contoured shape with thin, smooth edges that better fits inside the body. Medtronic received CE Mark approval for Medtronic’s Evera magnetic resonance imaging (“MRI”) SureScan ICD, the only ICD system approved for full-body MRI scans, late in the fourth quarter of fiscal year 2014.

•	Continued acceptance and future growth from the Advisa DR MRI SureScan pacing system. The Advisa DR MRI SureScan is Medtronic’s second-generation MRI pacing system and is the first system to combine advanced pacing technology with proven MRI access. In the third quarter of fiscal year 2014, Medtronic received expanded labeling for full-body MRI scans from the U.S. FDA.

•	Acceptance of Cardiocom’s remote telemonitoring solutions business for the management of chronic diseases such as heart failure, diabetes, and hypertension. Cardiocom was acquired in August 2013. In the third quarter of fiscal year 2014, Cardiocom launched a readmission reduction program focused on minimizing heart failure readmission penalties for U.S. hospitals.

•	Acceptance of Medtronic’s CLMS business. CLMS provides a unique service offering, whereby Medtronic enters into long-term contracts with hospitals, both within Europe and in certain other regions around the world, to upgrade and more effectively manage their cath lab and hybrid operating rooms.

•	Continued acceptance of Medtronic’s CoreValve transcatheter heart valve technologies for the replacement of the aortic valve. Medtronic received U.S. FDA approval for Medtronic’s CoreValve transcatheter aortic heart valve for extreme risk patients in the U.S in the third quarter of fiscal year 2014. Medtronic received U.S. FDA approval for high risk patients in June 2014.

•	Continued acceptance of the Resolute Integrity drug-eluting coronary stent and the Integrity bare metal stent. Medtronic launched small vessel sizes and longer lengths of Medtronic’s Resolute Integrity drug-eluting coronary stent in Japan during the second and third quarters of fiscal year 2014, respectively. The global stent market continues to experience pricing pressure resulting from government austerity programs and reimbursement cuts in Western Europe, Japan, and India.

•	Continued worldwide growth of the Valiant Captivia Thoracic Stent Graft System. Medtronic received U.S. FDA approval of a dissection indication for the Valiant Captivia Thoracic Stent Graft System in January 2014.

•	Continued and future acceptance of the Endurant II AAA Stent Graft System.

Restorative Therapies Group

The Restorative Therapies Group is composed of the Spine, Neuromodulation, and Surgical Technologies businesses. The Restorative Therapies Group includes products for various areas of the spine, bone graft substitutes, biologic products, trauma, implantable neurostimulation therapies and drug delivery systems for the treatment of chronic pain, movement disorders, obsessive-compulsive disorder (“OCD”), overactive bladder, urinary retention, fecal incontinence and gastroparesis, products to treat conditions of the ear, nose, and throat, systems that incorporate advanced energy surgical instruments, and products for surgical thermal ablation and thermal tumor therapy. Additionally, this group manufactures and sells image-guided surgery and intra-operative imaging systems. The Restorative Therapies Group’s net sales for the three months ended July 25, 2014 were $1.603 billion, an increase of 3 percent compared to the same period in the prior fiscal year. Foreign currency translation had a favorable impact on net sales for the three months ended July 25, 2014 of $8 million, compared to the same period in the prior fiscal year. The Restorative Therapies Group’s performance for the three months ended July 25, 2014 was favorably impacted by strong growth in Neuromodulation and solid growth in Surgical Technologies, partially offset by declines in Spine, primarily driven by BMP and Core Spine. See the more detailed discussion of each business’s performance below.

Spine net sales for the three months ended July 25, 2014 were $743 million, a decrease of 3 percent compared to the same period in the prior fiscal year. The decrease in Spine’s net sales for the three months ended July 25, 2014 was primarily driven by declines in BMP and Core Spine, partially offset by growth in Interventional Spine. For the three months ended July 25, 2014, net sales for interventional spine grew 4%, primarily driven by Medtronic’s focus on market development strategies in the U.S., Germany, and Japan. Net sales in BMP for the three months ended July 25, 2014 declined 11 percent compared to the same period in the prior fiscal year, driven primarily by a reduction in usage of INFUSE bone grafts due to surgeon and patient selection, payer pushback, and the overall use of smaller kits. Core Spine net sales declined 2 percent for the three months ended July 25, 2014 compared to the same periods in the prior fiscal year, driven primarily by short-term pressure in the U.S. as a result of inventory rebalancing and the timing of new product launches. For the three months ended July 25, 2014, the U.S. Core Spine market was relatively flat.

Neuromodulation net sales for the three months ended July 25, 2014 were $479 million, an increase of 12 percent compared to the same period in the prior fiscal year. The increase in net sales for the three months ended July 25, 2014 was primarily due to strong global growth of Medtronic’s RestoreSensor SureScan MRI system, Gastroenterology & Urology Systems implants in the U.S., and Medtronic’s Activa deep brain stimulation (“DBS”) systems for movement disorders as a result of both continued referral development in the U.S. and international momentum from the EARLYSTIM data. Net sales of Medtronic’s SureScan MRI system demonstrate Medtronic’s continued strength in the market as Medtronic maintained market share leadership globally.

Surgical Technologies net sales for the three months ended July 25, 2014 were $381 million, an increase of 6 percent compared to the same period in the prior fiscal year. The increase in net sales for the three months ended July 25, 2014 was driven by continued worldwide net sales growth across the portfolio of ear, nose and throat (“ENT”), Neurosurgery, and Advanced Energy. Growth for the three months ended July 25, 2014 was driven by strong growth of Midas Rex products, monitoring, and the Aquamantys Transcollation and PEAK (as defined herein) PlasmaBlade technologies, as well as growth in CSF management and power systems. Medtronic completed the acquisition of Visualase, Inc. (“Visualase”), at the end of Q1, adding a MRI-guided laser ablation technology to Medtronic’s broad suite of neuroscience solutions for neurosurgery.

Looking ahead, Medtronic expects its Restorative Therapies Group could be affected by the following:

•	Changes in procedural volumes, competitive and pricing pressure, reimbursement challenges, impacts from changes in the mix of Medtronic’s product offerings, and fluctuations in foreign currency.

•	Market acceptance and continued adoption of innovative new products, such as Medtronic’s Solera spine fixation system, BRYAN Cervical Artificial Disc, Medtronic’s other biologics products, including

MagniFuse and Grafton products, and the PRESTIGE LP Cervical Artificial Disc, which received U.S. FDA approval subsequent to July 25, 2014.

•	Market acceptance of premium BKP within Interventional Spine. Medtronic remains focused on communicating the clinical and economic benefits for BKP and will continue to tailor this product offering to meet market needs and respond to competitive challenges. Medtronic anticipates additional continued pricing pressures and competitive alternatives in the U.S. and European markets. Additionally, opportunities for growth exist in vertebroplasty and other vertebral compression fractures (“VCF”) treatments. Medtronic continues to evaluate global markets and specific therapies for ways to treat more patients with VCF.

•	Acceptance of Kanghui’s (as defined herein) broad portfolio of trauma, spine, and large-joint reconstruction products focused on the growing global value segment.

•	Adoption rates of stimulators and leads approved for full-body MRI scans to treat chronic pain in major markets around the world. Medtronic’s European launch occurred in fiscal year 2013. Medtronic’s launches in the U.S., Japan, and Australia occurred in fiscal year 2014.

•	Continued acceptance of the non-MRI pain stimulators to treat chronic pain, including RestoreSensor, which is currently available in the U.S. and certain international markets. RestoreSensor is a neurostimulator for chronic pain that automatically adjusts to the patients’ position changes.

•	Resolution of issues with the U.S. FDA relating to Medtronic’s Neuromodulation business. In July 2012, Medtronic received a U.S. FDA warning letter regarding findings related primarily to Medtronic’s Neuromodulation corrective and preventative action (“CAPA”) and complaint handling processes. Medtronic is currently working with the U.S. FDA to resolve the issues. This warning letter may limit Medtronic’s ability to launch certain new Neuromodulation products in the U.S. until it is resolved.

•	Continued and future acceptance of Medtronic’s current indications for Medtronic DBS Therapy for the treatment of movement disorders, epilepsy (approved in Europe), and OCD. The DBS Therapy portfolio includes Activa PC, Medtronic’s small and advanced primary cell battery, and Activa RC, a rechargeable DBS device.

•	Continued acceptance of InterStim Therapy for the treatment of the symptoms of overactive bladder, urinary retention, and bowel incontinence. Medtronic launched InterStim Therapy for the treatment of the symptoms of bowel incontinence in Japan during the fourth quarter of fiscal year 2014.

•	Continued growth from Advanced Energy products and strategies to focus on its four core markets of orthopedic, spine, breast surgery, and Cardiac Rhythm & Heart Failure replacements.

•	Continued acceptance of the Surgical Technologies StealthStation S7 and O-Arm Imaging Systems.

•	Continued acceptance and growth of intraoperative nerve monitoring during surgical procedures utilizing the NIM-Response 3.0 during head and neck surgical procedures. Additionally, continued growth in nerve monitoring utilizing the NIM Eclipse system during spinal surgical procedures.

Diabetes Group

The Diabetes Group products include insulin pumps, CGM systems, insulin pump consumables, and therapy management software. The Diabetes Group’s net sales for the three months ended July 25, 2014 were $416 million, an increase of 13 percent over the same period in the prior fiscal year. Foreign currency translation had a $4 million favorable impact on net sales for the three months ended July 25, 2014 compared to the same period in the prior fiscal year. The Diabetes Group’s performance was primarily the result of 16 percent growth in the U.S. for the three months ended July 25, 2014 compared to the same period in the prior fiscal year. Growth in the U.S. was driven by the ongoing launch of the MiniMed 530G System with Enlite Sensor. Approval was obtained late in the second quarter of fiscal year 2014. Net sales in the international markets increased 9 percent for the three months ended July 25, 2014 compared to the same period in the prior fiscal year. The Diabetes Group’s performance in international markets was favorably affected by the continued adoption and use of the Veo insulin pump with low-glucose suspend and Enlite CGM sensor.

Looking ahead, Medtronic expects its Diabetes Group could be impacted by the following:

•	Potential risk of pricing pressures, reduction in reimbursement rates, and fluctuations in foreign currency.

•	Changes in medical reimbursement policies and programs. Continued acceptance and improved reimbursement of CGM technologies.

•	Continued acceptance from both physicians and patients of insulin-pump and CGM therapy.

•	Continued and future growth of the MiniMed 530G System, available in the U.S., which includes the insulin pump and Enlite sensor. This is the first system in the U.S. that assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold.

•	Medtronic is working with the U.S. FDA to address its questions on the Diabetes quality system, included in its September 2013 warning letter. This warning letter may limit Medtronic’s ability to launch certain new diabetes products in the U.S. until it is resolved.

•	Acceptance and future growth from Medtronic’s next-generation pump system the MiniMed 640G. Medtronic expects to launch the MiniMed 640G pump system in certain international markets beginning in the second quarter of fiscal year 2015.

Costs And Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Three months ended
	July 25, 2014	July 26, 2013
Cost of products sold	25.9%	25.0%
Research and development expense	8.5	8.8
Selling, general, and administrative expense	35.2	34.7
Special charges	—	1.0
Restructuring charges, net	0.7	0.4
Acquisition-related items	1.0	(2.4)
Amortization of intangible assets	2.0	2.1
Other expense, net	1.2	1.1
Interest expense, net	0.1	1.0

Cost of Products Sold

Cost of products sold as a percent of net sales was higher than Medtronic’s historical levels and increased 0.9 of a percentage point for the three months ended July 25, 2014 compared to the same period in the prior fiscal year. Cost of products sold as a percent of net sales in the three months ended July 25, 2014 was negatively impacted by unfavorable foreign currency, product mix shifts in Cardiac Rhythm and Heart Failure, and reduced reimbursement in Japan as a result of its biennial pricing adjustments. Medtronic continues to mitigate pricing pressure through Medtronic’s five-year $1.2 billion cost of products sold reduction program.

Research and Development

Medtronic has continued to invest in new technologies to drive future growth. Research and development expense for the three months ended July 25, 2014 was $365 million. For the three months ended July 25, 2014, research and development expense as a percent of net sales decreased 0.3 of a percentage point as compared to the same period in the prior fiscal year. The decrease in research and development expense as a percent of net sales for the three months ended July 25, 2014 was driven by higher net sales as a result of new product launches. Research and development expense remained relatively flat compared to the same period in the prior fiscal year.

Selling, General, and Administrative

Selling, general, and administrative expense for the three months ended July 25, 2014 was $1.506 billion. For the three months ended July 25, 2014, selling, general, and administrative expense as a percent of net sales increased 0.5 of a percentage point as compared to the same period in the prior fiscal year. This increase was primarily a result of investments to drive CoreValve sales and higher incentive payments due to performance of new product launches.

Special Charges, Restructuring Charges, Net, and Acquisition-Related Items

Special charges, restructuring charges, net, and acquisition-related items for the three months ended July 25, 2014 and July 26, 2013 were as follows:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Special charges	$—	$40
Restructuring charges, net	30	18
Acquisition-related items	41	(96)
Net tax impact of special charges, restructuring charges, net, and acquisition-related items	(8)	(17)

Total special charges, restructuring charges, net, and acquisition-related items, net of tax	$63	$(55)

Special Charges

During the three months ended July 26, 2013, consistent with Medtronic’s commitment to improving the health of people and communities throughout the world, Medtronic made a $40 million charitable contribution to the Medtronic Foundation, which is a related party non-profit organization.

Restructuring Charges, Net

Fiscal Year 2014 Initiative

The fiscal year 2014 initiative primarily related to Medtronic’s renal denervation business, certain manufacturing shut-downs, and a reduction of back-office support functions in Europe. In the fourth quarter of fiscal year 2014, Medtronic recorded a $116 million restructuring charge, which consisted of employee termination costs of $65 million, asset write-downs of $26 million, contract termination costs of $3 million, and other related costs of $22 million. Of the $26 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the condensed consolidated statements of earnings. In the first quarter of fiscal year 2015, Medtronic recorded a $38 million restructuring charge, which was the final charge related to the fiscal year 2014 initiative and consisted primarily of contract termination and other related costs of $28 million.

As a result of certain employees identified for elimination finding other positions within Medtronic and revisions to particular strategies, Medtronic recorded a $6 million reversal of excess restructuring reserves in the first quarter of fiscal year 2015.

The fiscal year 2014 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2015 and is expected to produce annualized operating savings of approximately $60 to $75 million. These savings will arise mostly from reduced compensation expense.

Fiscal Year 2013 Initiative

The fiscal year 2013 initiative was designed to scale back Medtronic’s infrastructure in slower growing areas of Medtronic’s business, while continuing to invest in geographies, businesses, and products where Medtronic anticipates faster growth. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax. In the fourth quarter of fiscal year 2013, Medtronic recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the condensed consolidated statements of earnings. In the first quarter of fiscal year 2014, Medtronic recorded an $18 million restructuring charge, which is the final charge related to the fiscal year 2013 initiative and consisted primarily of contract termination costs of $14 million and other related costs of $4 million.

In the first quarter of fiscal year 2015, Medtronic recorded a $2 million reversal of excess restructuring reserves as a result of certain employees identified for elimination finding other positions within Medtronic and revisions to particular strategies.

As a result of certain legal requirements outside the U.S., the fiscal year 2013 initiative is scheduled to be substantially complete by the end of the third quarter of fiscal year 2016.

Acquisition-Related Items

During the three months ended July 25, 2014, Medtronic recorded acquisition-related items of $41 million primarily due to costs incurred in connection with the pending Covidien acquisition.

During the three months ended July 26, 2013, Medtronic recorded net income from acquisition-related items of $96 million related to the change in fair value of contingent consideration associated with Ardian, Inc. (“Ardian”) acquisition.

Amortization of Intangible Assets

Amortization of intangible assets includes the amortization expense of Medtronic’s definite-lived intangible assets consisting of patents, trademarks, tradenames, purchased technology, and other intangible assets. For the three months ended July 25, 2014, amortization expense was $87 million, as compared to $86 million for the same periods of the prior fiscal year. For the three months ended July 25, 2014, the slight increase in amortization expense over the same period in the prior fiscal year of $1 million was primarily due to the second quarter fiscal year 2014 acquisition of Cardiocom and the third quarter fiscal year 2014 acquisition of TYRX, partially offset by reduced ongoing amortization expense from certain intangible assets that became fully amortized.

Other Expense, Net

Other expense, net includes royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, the Puerto Rico excise tax, and the U.S. medical device excise tax. For the three months ended July 25, 2014, other expense, net was $51 million as compared to $44 million for the same period in the prior fiscal year. For the three months ended July 25, 2014, the net expense increased $7 million primarily due to the impact of foreign currency gains and losses, partially offset by gains on certain available-for-sale marketable equity securities. For the three months ended July 25, 2014, total foreign currency losses recorded in other expense, net were $9 million compared to gains of $18 million in the same period in the prior fiscal year.

Interest Expense, Net

Interest expense, net includes interest earned on Medtronic’s cash, cash equivalents, and investments, interest incurred on Medtronic’s outstanding borrowings, amortization of debt issuance costs and debt discounts, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, amortization of terminated interest rate swap agreements, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. For the three months ended July 25, 2014, interest expense, net was $5 million, as compared to $40 million for the same period of the prior fiscal year. The decrease in interest expense, net during the three months ended July 25, 2014 was driven by an increase in interest income due to higher yielding investments earned on a higher investment balance as a result of changes in Medtronic’s investment strategy.

Income Taxes

	Three months ended
(dollars in millions)	July 25, 2014	July 26, 2013
Provision for income taxes	$212	$200
Effective tax rate	19.6%	17.3%
Net tax impact of special charges, restructuring charges, net, and acquisition-related items	(0.5)	2.2

Non-GAAP nominal tax rate(1)	19.1%	19.5%

(1)	Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. Medtronic believes that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare Medtronic’s recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same or similar to measures presented by other companies.

Medtronic’s effective tax rate for the three months ended July 25, 2014 was 19.6 percent, compared to 17.3 percent for the three months ended July 26, 2013. The increase in Medtronic’s effective tax rate was primarily due to the tax impact of special charges, restructuring charges, net, acquisition-related items, and the expiration of the U.S. federal research and development tax credit on December 31, 2013, partially offset by the benefit from year-over-year changes in operational results by jurisdiction. Medtronic’s non-GAAP nominal tax rate for the three months ended July 25, 2014 was 19.1 percent, compared to 19.5 percent for the three months ended July 26, 2013. The decrease in Medtronic’s non-GAAP nominal tax rate was primarily due to the year-over-year changes in operational results by jurisdiction, partially offset by the expiration of the U.S. federal research and development tax credit on December 31, 2013.

As of July 25, 2014, there were no changes to significant unresolved matters with the U.S. Internal Revenue Service or foreign tax authorities from what Medtronic discloses elsewhere in this joint proxy statement/prospectus.

See Note 14 to the condensed consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-32 of this joint proxy statement/prospectus for additional information.

Results of Operations for the Fiscal Years Ended 2014 and 2013

Net Sales

The table below illustrates net sales by product line and operating segment for fiscal years 2014, 2013, and 2012:

	Net Sales			Net Sales
	Fiscal Year			Fiscal Year
(dollars in millions)	2014	2013	% Change	2013	2012	% Change
Defibrillation Systems	$2,757	$2,773	(1)%	$2,773	$2,822	(2)%
Pacing Systems	1,892	1,906	(1)	1,906	1,978	(4)
AF and Other	347	243	43	243	207	17

CARDIAC RHYTHM DISEASE MANAGEMENT	4,996	4,922	2	4,922	5,007	(2)

CORONARY	1,744	1,773	(2)	1,773	1,598	11
STRUCTURAL HEART	1,212	1,133	7	1,133	1,094	4
ENDOVASCULAR	895	867	3	867	783	11

TOTAL CARDIAC AND VASCULAR GROUP	8,847	8,695	2	8,695	8,482	3

Core Spine	2,570	2,603	(1)	2,603	2,643	(2)
BMP	471	528	(11)	528	624	(15)

SPINE	3,041	3,131	(3)	3,131	3,267	(4)
NEUROMODULATION	1,898	1,812	5	1,812	1,700	7
SURGICAL TECHNOLOGIES	1,562	1,426	10	1,426	1,254	14

TOTAL RESTORATIVE THERAPIES GROUP	6,501	6,369	2	6,369	6,221	2
DIABETES GROUP	1,657	1,526	9	1,526	1,481	3

TOTAL	$17,005	$16,590	3%	$16,590	$16,184	3%

In fiscal years 2014 and 2013, net sales were unfavorably impacted by foreign currency translation of $175 million and $328 million, respectively. The primary exchange rate movements that impacted Medtronic’s consolidated net sales growth were the U.S. dollar as compared to the Euro and the Japanese Yen. The impact of foreign currency fluctuations on net sales was not indicative of the impact on net earnings due to the offsetting foreign currency impact on operating costs and expenses and Medtronic’s hedging activities. See “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus and Note 9 to Medtronic’s consolidated audited financial statements beginning on page F-80 of this joint proxy statement/prospectus for further details on foreign currency instruments and Medtronic’s related risk management strategies.

Cardiac and Vascular Group

The Cardiac and Vascular Group is composed of the CRDM (now known as Cardiac Rhythm and Heart Failure), Coronary, Structural Heart (together now known as Coronary and Structural Heart), and Endovascular (now known as Aortic and Peripheral) businesses. The Cardiac and Vascular Group’s products include pacemakers, insertable cardiac monitor, implantable defibrillators, leads and delivery systems, ablation products, electrophysiology catheters, products for the treatment of AF, information systems for the management of patients with CRDM devices, products designed to reduce surgical site infections, coronary and peripheral stents and related delivery systems, therapies for uncontrolled hypertension, endovascular stent graft systems, heart valve replacement technologies, cardiac tissue ablation systems, and open heart and coronary bypass grafting surgical products. The Cardiac and Vascular Group also includes CLMS. The Cardiac and Vascular Group’s net sales for fiscal year 2014 were $8.847 billion, an increase of 2 percent compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of $118 million compared to the prior fiscal year. The Cardiac and Vascular Group’s performance was primarily a result of strong net sales in AF and Other, and solid growth in Structural Heart and Endovascular, partially offset by slight declines in Coronary and CRDM defibrillation and pacing systems which is primarily due to pricing pressures. Additionally, the Cardiac and Vascular Group’s performance was favorably affected by new products and the August 2013 acquisition of Cardiocom and January 2014 acquisition of TYRX. See the more detailed discussion of each business’s performance below.

CRDM net sales for fiscal year 2014 were $4.996 billion, an increase of 2 percent compared to the prior fiscal year. Net sales of Medtronic’s defibrillation system products were negatively impacted by unfavorable foreign currency translation. In addition, declines in the U.S. market were offset by increases in international market growth rates and market share gains, as well as the continued acceptance of Medtronic’s shock reduction and lead integrity alert technologies, and Medtronic’s recently launched Viva/Brava family of implantable cardiac resynchronization therapy (“CRT”) CRT-D and Evera family of ICDs. Fiscal year 2014 net sales of Medtronic’s defibrillation system products in the U.S. were impacted by declines in implant volumes, partially offset by increased inventory levels at U.S. hospitals. In addition, Medtronic continues to face pricing pressures in certain international markets. Worldwide net sales of Medtronic’s pacing system products declined slightly due to unfavorable foreign currency translation. Fiscal year 2014 net sales of Medtronic’s pacing system products were impacted by sales of Medtronic’s recently launched Advisa DR MRI SureScan in the U.S. and Japan in the fourth and second quarters of fiscal year 2013, respectively, and a strong launch of Reveal LINQ, Medtronic’s next generation insertable cardiac monitor, in Western Europe and the U.S. in the second half of fiscal year 2014. The growth in net sales of Medtronic’s pacing system products was partially offset by declines in the U.S. market and pricing pressures in certain international markets. Worldwide net sales of Medtronic’s AF and Other products offset the above declines. AF and Other net sales increased primarily due to the continued global acceptance of the Arctic Front system and net sales from the acquisition of Cardiocom and CLMS.

Coronary net sales for fiscal year 2014 were $1.744 billion, a decrease of 2 percent compared to the prior fiscal year. The decrease in Coronary net sales was primarily driven by unfavorable foreign currency translation and pricing pressures in the U.S., Western Europe, and India, partially offset by worldwide share gains in drug-eluting stents, driven by the continued strength of Medtronic’s Resolute Integrity drug-eluting coronary stent. Medtronic received U.S. FDA approval for longer lengths of this product in the fourth quarter of fiscal year 2013 and launched small vessel sizes of this product in Japan in the second quarter of fiscal year 2014.

Structural Heart net sales for fiscal year 2014 were $1.212 billion, an increase of 7 percent compared to the prior fiscal year. The increase in Structural Heart net sales was primarily driven by strong sales of the CoreValve transcatheter aortic heart valves in Western Europe and of Medtronic’s perfusion system and blood management products in emerging markets. Growth was also driven by a strong initial U.S. launch of CoreValve transcatheter aortic heart valves for extreme risk patients in the fourth quarter of fiscal year 2014. Growth was partially offset by declines in Medtronic’s cardiopulmonary product lines driven principally by a competitor’s full reentry into the market following a supply disruption and by unfavorable foreign currency translation.

Endovascular net sales for fiscal year 2014 were $895 million, an increase of 3 percent compared to the prior fiscal year. The increase in Endovascular net sales was driven by strong sales of Medtronic’s Valiant Captivia Thoracic Stent Graft System, as well as the launch of the Endurant II AAA Stent Graft System in Japan in the first quarter of fiscal year 2014. Growth was partially offset by the divestiture of a reentry catheter product line in the second quarter of fiscal year 2014, the removal of a peripheral below-the-knee product from the market, unfavorable foreign currency translation, and increased competitive and pricing pressures in the U.S., Western Europe, and Japan.

The Cardiac and Vascular Group net sales for fiscal year 2013 were $8.695 billion, an increase of 3 percent compared to the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of $224 million compared to the prior fiscal year. The Cardiac and Vascular Group’s performance was primarily a result of strong net sales in Coronary, Endovascular, AF Solutions, and solid growth in Structural Heart, partially offset by declines in CRDM defibrillation and pacing systems. Additionally, the Cardiac and Vascular Group’s performance was favorably affected by new products, partially offset by competitive pricing pressures and negative growth of certain markets, particularly defibrillation and pacing systems. Further, declining growth rates in Western Europe beginning in the third quarter of fiscal year 2013 negatively impacted the Cardiac and Vascular Group’s performance. See the more detailed discussion of each business’s performance below.

CRDM net sales for fiscal year 2013 were $4.922 billion, a decrease of 2 percent compared to the prior fiscal year. Net sales of Medtronic’s defibrillation system products declined primarily due to market declines in the U.S. and Western Europe and unfavorable foreign currency translation. In fiscal year 2012, CRDM net sales were unfavorably affected by a declining U.S. defibrillation systems market. However, during fiscal year 2013, the U.S. defibrillation systems market showed signs of stabilization. In addition, U.S. procedure volumes increased slightly in fiscal year 2013, while the rate of pricing declines was fairly consistent with the prior year. The U.S. and Western Europe markets were adversely affected by a number of factors, including competition and pricing pressures. The continued acceptance of Medtronic’s shock reduction and lead integrity alert technologies, Medtronic’s recently launched Viva/Brava family of CRT-D devices, increasing lead-to-port ratios, and share gains partially offset the decline in net sales of Medtronic’s defibrillation system products. Worldwide net sales of Medtronic’s pacing system products declined primarily due to unfavorable foreign currency translation, declines in the U.S. market caused by pricing pressures and declining implant volumes, and to a lesser extent, pricing pressures in the Western Europe market. The decline in net sales of Medtronic’s pacing system products was partially offset by international share gains driven mostly by the launch of Medtronic’s Advisa DR MRI SureScan pacemaker in Japan in the second quarter of fiscal year 2013. Worldwide net sales of Medtronic’s AF Solutions products increased primarily due to the continued global acceptance of the Arctic Front system.

Coronary net sales for fiscal year 2013 were $1.773 billion, an increase of 11 percent compared to the prior fiscal year. The increase in Coronary net sales was primarily due to the continued strength of Medtronic’s Resolute Integrity drug-eluting coronary stent. Medtronic launched Resolute Integrity in Japan in the second quarter of fiscal year 2013 and in the U.S. in the fourth quarter of fiscal year 2012. Resolute Integrity’s deliverability and unique diabetes indication has continued to receive strong customer acceptance and Medtronic received U.S. FDA approval for longer lengths of this product in the fourth quarter of fiscal year 2013. Growth was partially offset by unfavorable foreign currency translation as well as pricing pressures and competitive launches in Western Europe.

Structural Heart net sales for fiscal year 2013 were $1.133 billion, an increase of 4 percent compared to the prior fiscal year. The increase in Structural Heart net sales was primarily driven by strong sales of transcatheter aortic heart valves and growth in Medtronic’s cardiopulmonary product lines driven principally by a competitor’s supply disruption. Growth was partially offset by unfavorable foreign currency translation and slowing market growth rates and increased competitive pressure for transcatheter aortic heart valves in Western Europe.

Endovascular net sales for fiscal year 2013 were $867 million, an increase of 11 percent compared to the prior fiscal year. The increase in Endovascular net sales was led by new product launches. Growth was driven by the Endurant AAA Stent Graft System, which launched in Japan in the third quarter of fiscal year 2012, as well as the Valiant Captivia Thoracic Stent Graft System, which launched in the U.S. in the fourth quarter of fiscal year 2012 and in Japan and China in the first quarter of fiscal year 2013. Strong worldwide sales of Medtronic’s peripheral stent products and drug-eluting balloons also contributed to the growth. Growth was partially offset by unfavorable foreign currency translation and increased competitive pressure in the U.S.

Looking ahead, Medtronic expects its Cardiac and Vascular Group could be impacted by the following:

•	Increasing competition, fluctuations in foreign currency, and continued pricing pressures. Medtronic has seen a reduction of pricing pressure in fiscal year 2014 with the launch of several new products and believes Medtronic’s new technologies may continue to partially mitigate near-term pricing pressures.

•	The launch of Reveal LINQ, Medtronic’s next-generation insertable cardiac monitor, in international and U.S. markets in the third and fourth quarters of fiscal year 2014, respectively.

•	Continued and future growth from the Arctic Front system, including the second generation Arctic Front Advance Cardiac Cryoballoon launched in the second quarter of fiscal year 2013. The Arctic Front system is a cryoballoon indicated for the treatment of drug refractory paroxysmal atrial fibrillation. The cryoballoon treatment involves a minimally invasive procedure that efficiently creates circumferential lesions around the pulmonary vein, which studies have indicated is the source of erratic electrical signals that cause irregular heartbeat.

•	Integration of TYRX into the Cardiac and Vascular Group. TYRX was acquired in January 2014. Medtronic believes that this proprietary technology reduces infections that can result from device implants. Medtronic intends to leverage this technology initially in CRDM, and ultimately in other businesses such as Neuromodulation.

•	Continued acceptance and future growth from the Evera family of ICDs, which received CE Mark approval in February 2013 and U.S. FDA and Japan Pharmaceutical and Medical Devices Agency (“PMDA”) approval in May 2013. The Evera family of ICDs have increased battery longevity, advanced shock reduction technology, and a contoured shape with thin, smooth edges that better fits inside the body. Medtronic received CE Mark approval for its Evera MRI SureScan ICD, the only ICD system approved for full-body MRI scans, late in the fourth quarter of fiscal year 2014.

•	Continued acceptance and future growth from the Viva/Brava family of CRT-D devices and the Attain Performa portfolio of quadripolar leads. The Viva/Brava family of CRT-D devices utilizes a new algorithm, called AdaptivCRT, which improves patients’ response rates to CRT-D therapy by preserving the patients’ normal heart rhythms and continually adapts to individual patient needs. Medtronic’s Viva/Brava CRT-D devices received CE Mark approval in August 2012, received U.S. FDA approval in May 2013, and launched in Japan in the third quarter of fiscal year 2014. Paired with Viva/Brava Quad CRT-D, Attain Performa leads provide additional options for physicians to optimize patient therapy. Medtronic’s Attain Performa left-heart leads received CE Mark approval in March 2013 and launched in Japan in the third quarter of fiscal year 2014.

•	Continued acceptance and future growth from the Advisa DR MRI SureScan pacing system. The Advisa DR MRI SureScan is Medtronic’s second-generation MRI pacing system and is the first system to combine advanced pacing technology with proven MRI access. The Advisa DR MRI SureScan was launched in Europe during the fourth quarter of fiscal year 2010, in Japan in the second quarter of fiscal year 2013, and in the U.S. in February 2013. In the third quarter of fiscal year 2014, Medtronic received expanded labeling for full-body MRI scans from the U.S. FDA.

•	Acceptance of Cardiocom’s integrated solutions for the management of chronic diseases such as heart failure, diabetes, and hypertension. Cardiocom was acquired in August 2013. In the third quarter of fiscal year 2014, Cardiocom launched Re30, a 30-day readmission reduction program focused on minimizing heart failure readmission penalties for U.S. hospitals.

•	Acceptance of Medtronic’s CLMS business. CLMS provides a unique service offering, whereby Medtronic enters into long-term contracts with hospitals to upgrade and more effectively manage their cath lab and hybrid operating rooms.

•	Continued evaluation of the long-term strategy of Medtronic’s renal denervation therapy. In January 2014, Medtronic announced its U.S. pivotal trial in renal denervation for treatment-resistant hypertension, Symplicity HTN-3, failed to meet its primary efficacy endpoint, while its primary safety endpoint was achieved. Based on the results of the trial, Medtronic has suspended enrollment of its renal denervation hypertension trials that were being conducted in the U.S., Japan, and India. Medtronic will continue to provide access to the Symplicity system in countries where it has regulatory approval and Medtronic remains in discussions with the U.S. FDA regarding a potential approval path for the U.S.

•	Continued acceptance of the Resolute Integrity drug-eluting coronary stent and the Integrity bare metal stent. In February 2013, the U.S. FDA approved longer lengths of Medtronic’s Resolute Integrity drug-eluting coronary stent, providing access to a larger portion of the U.S. drug-eluting stent market. Medtronic launched small vessel sizes and longer lengths of its Resolute Integrity drug-eluting coronary stent in Japan during the second and third quarters of fiscal year 2014, respectively. The global stent market continues to experience year-over-year declines, including increasing pricing pressure resulting from government austerity programs and reimbursement cuts in Western Europe, Japan, and India.

•	Continued acceptance of Medtronic’s CoreValve transcatheter heart valve technologies for the replacement of the aortic valve. The CoreValve 31 millimeter received CE Mark approval in the first quarter of fiscal year 2012. The CoreValve Evolut 23 millimeter valve, which promotes better sealing and provides future recapturability, was launched in Europe in the first quarter of fiscal year 2013. The CoreValve System received CE Mark approval and is currently available outside the U.S. Late in the third quarter of fiscal year 2014, Medtronic received U.S. FDA approval for Medtronic’s CoreValve transcatheter aortic heart valve for extreme risk patients in the U.S. Medtronic received U.S. approval for high risk patients in June 2014. Additionally, CoreValve related patent litigation with Edwards Lifesciences Corporation (“Edwards”) was settled in May 2014, requiring ongoing royalty payments through April 2022. For additional information, see Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus.

•	Continued worldwide growth of the Valiant Captivia Thoracic Stent Graft System. The Valiant Captivia Thoracic Stent Graft System was launched in the U.S. in the fourth quarter of fiscal year 2012 and in Japan and China in the first quarter of fiscal year 2013. Medtronic received U.S. FDA approval of a dissection indication for the Valiant Captivia Thoracic Stent Graft System in January 2014.

•	Continued and future acceptance of the Endurant II AAA Stent Graft System. Medtronic’s Endurant II AAA Stent Graft System was launched in Europe in the third quarter of fiscal year 2012, in the U.S. in the first quarter of fiscal year 2013, and in Japan in the first quarter of fiscal year 2014.

Restorative Therapies Group

The Restorative Therapies Group is composed of the Spine, Neuromodulation, and Surgical Technologies businesses. The Restorative Therapies Group includes products for various areas of the spine, bone graft substitutes, biologic products, trauma, implantable neurostimulation therapies and drug delivery systems for the treatment of chronic pain, movement disorders, OCD, overactive bladder, urinary retention, fecal incontinence and gastroparesis, products to treat conditions of the ear, nose, and throat, and systems that incorporate advanced energy surgical instruments. Additionally, this group manufactures and sells image-guided surgery and intra-operative imaging systems. The Restorative Therapies Group’s net sales for fiscal year 2014 were $6.501 billion, an increase of 2 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $58 million when compared to the prior fiscal year. The Restorative Therapies Group’s performance for fiscal year 2014 was favorably impacted by strong net sales in Surgical Technologies and growth in Neuromodulation, partially offset by declines in Spine, primarily driven by BMP and BKP. See the more detailed discussion of each business’s performance below.

Spine net sales for fiscal year 2014 were $3.041 billion, a decrease of 3 percent over the prior fiscal year. The decrease in Spine’s net sales for fiscal year 2014 was primarily driven by declines in BMP and BKP of 11 percent and 9 percent, respectively, and unfavorable foreign currency translation. Net sales in BKP for fiscal year 2014 declined 9 percent compared to the prior fiscal year due to increased competition, pricing pressures, and reimbursement challenges with select payers. Significant declines in U.S. sales of INFUSE bone graft have continued since the June 2011 articles in The Spine Journal, as further described in the Restorative Therapies Group’s looking ahead discussion below. In addition, some surgeons continue to reduce their usage through both patient selection and the use of smaller kits. Core Spine net sales declined 1 percent for fiscal year 2014 compared to the same period in the prior fiscal year primarily due to unfavorable foreign currency translation and negative performance in BKP as discussed above, which were substantially offset by recent launches of Medtronic’s new products and therapies, including product line extensions to Medtronic’s Vertex platform and BRYAN artificial cervical disc, as well as the continued adoption of other biologics products. The global Core Spine markets were relatively flat on a year-over-year basis. During fiscal year 2014, Core Spine benefited from Medtronic’s focus on enabling technologies, including the O-Arm imaging system, StealthStation navigation, and Powerease powered surgical instruments. Medtronic’s Kanghui orthopedics business in China continues to perform well and offset the revenues in the previous year from Medtronic’s former joint venture with Shandong Weigao Group Medical Polymer Company Limited.

Neuromodulation net sales for fiscal year 2014 were $1.898 billion, an increase of 5 percent over the prior fiscal year. The increase in net sales was primarily due to 8 percent growth in international markets, strong global growth of Medtronic’s Activa DBS systems for movement disorders driven by new implant growth, and strong performance from Medtronic’s conditionally safe SureScan MRI system. Medtronic received U.S. FDA approval for its conditionally safe SureScan MRI system earlier than anticipated and transitioned manufacturing in the first quarter of fiscal year 2014 to the SureScan MRI system, resulting in supply constraints which continued through early in the second fiscal quarter of 2014. Growth in sales of Medtronic’s InterStim Therapy for overactive bladder, urinary retention, and bowel incontinence continued during fiscal year 2014, although at a slower rate compared to the prior fiscal year as a result of increased competition from non-device therapies.

Surgical Technologies net sales for fiscal year 2014 were $1.562 billion, an increase of 10 percent over the prior fiscal year. The increase in net sales was driven by continued worldwide net sales growth across the portfolio of ENT, Neurosurgery, and Advanced Energy, partially offset by unfavorable foreign currency translation. Growth was driven by strong sales of navigation, power systems, monitoring, Aquamantys Transcollation, PEAK PlasmaBlade technologies, and Strata adjustable valves. Additionally, net sales growth was positively impacted by the late fiscal year 2013 launches of the Trivantage EMG tube in the U.S. and Indigo high-speed otologic drill internationally.

The Restorative Therapies Group’s net sales for fiscal year 2013 were $6.369 billion, an increase of 2 percent over the prior fiscal year. Foreign currency translation had an unfavorable impact on net sales of approximately $78 million when compared to the prior fiscal year. The Restorative Therapies Group’s performance was a result of strong net sales in Surgical Technologies, as well as solid growth in Neuromodulation, partially offset by declines in Spine, primarily driven by BMP and BKP. The Restorative Therapies Group’s performance was favorably affected by the recent launches and continued adoption of new products, strong sales of capital equipment, the acquisitions of Salient (as defined herein) and PEAK Surgical, Inc. (“PEAK”) in the second quarter of fiscal year 2012, and continued signs of stabilization in the U.S. Core Spine market, and negatively affected by continued pricing and competitive pressures. See the more detailed discussion of each business’s performance below.

Spine net sales for fiscal year 2013 were $3.131 billion, a decrease of 4 percent over the prior fiscal year. Core Spine and BMP net sales decreased 2 percent and 15 percent, respectively, as a result of continued pricing and competitive pressures, a challenging reimbursement environment in certain of Medtronic’s major markets, and unfavorable foreign currency translation. The U.S. Core Spine market showed signs of stabilization during fiscal year 2013, as supported by the flat fiscal year 2013 market and no significant changes in the underlying market conditions, including procedure trends, pricing pressure, or competitive dynamics. The net sales decline in Core Spine over the prior fiscal year was primarily driven by negative performance in BKP. Net sales in BKP declined 10 percent when compared to the prior fiscal year due to the continued decrease in demand, competitive pricing pressures, and reimbursement challenges with select payers. The decline in Core Spine from BKP was partially offset by recent launches of new products and therapies, including the second quarter launch of AMT implants, the Capstone Control, and Bryan ACD Instrument Set, as well as the continued adoption of Solera, Atlantis Vision Elite, and other biologics products. Core Spine also benefited from Medtronic’s focus on enabling technologies, including the O-Arm imaging, StealthStation surgical navigation, and Powerease powered surgical instruments. A strong contributing factor to the decline in Spine net sales was the decline in BMP net sales over the prior fiscal year. Significant declines in U.S. sales of INFUSE bone graft have continued since the June 2011 articles in The Spine Journal as further described below.

Neuromodulation net sales for fiscal year 2013 were $1.812 billion, an increase of 7 percent over the prior fiscal year. The increase in net sales was primarily due to the continued U.S. adoption of RestoreSensor spinal cord stimulator, new implant growth of Activa DBS system for movement disorders, and sales of InterStim Therapy for overactive bladder, urinary retention, and bowel control. Additionally, revenue growth in Western Europe was driven by sales of the SureScan spinal cord stimulation system, approved for full-body MRI scans. Growth was partially offset by unfavorable foreign currency translation.

Surgical Technologies net sales for fiscal year 2013 were $1.426 billion, an increase of 14 percent over the prior fiscal year. The increase in net sales was driven by sales of capital equipment, including O-arm imaging and StealthStation S7 surgical navigation systems, Midas Rex powered surgical equipment, and Advanced Energy products, including the Aquamantys bipolar sealers and PEAK PlasmaBlade electrosurgical products. Additionally, net sales were positively affected by balanced growth of disposables and service revenue in Medtronic’s Neurosurgery and ENT businesses. Growth was partially offset by unfavorable foreign currency translation.

Looking ahead, Medtronic expects its Restorative Therapies Group could be affected by the following:

•	Changes in procedural volumes, competitive and pricing pressure, reimbursement challenges, impacts from changes in the mix of Medtronic’s product offerings, and fluctuations in foreign currency.

•	Market acceptance and continued adoption of innovative new products, such as Medtronic’s Solera product line, Bryan ACD Instrument Set, second generation MAST MidLF set, and other biologics products, including MAGNIFUSE and GRAFTON products, and POWEREASE, a powered instrument solution for Solera.

•	Market acceptance of BKP. Medtronic remains focused on communicating the clinical and economic benefits for BKP. Medtronic will continue to tailor this product offering to meet market needs and respond to competitive challenges. Medtronic anticipates additional continued pricing pressures and competitive alternatives in the U.S. and European markets. Additionally, opportunities for growth exist in vertebroplasty and other VCF treatments. Medtronic continues to evaluate global markets and specific therapies for ways to treat more patients with VCF.

•	Spine sales continue to be negatively affected by the June 2011 articles in The Spine Journal, and by the reaction from inquiries by governmental authorities, relating to Medtronic’s INFUSE bone graft product. The Spine Journal articles suggested that some physicians’ peer-reviewed studies may have underreported complications and adverse events associated with INFUSE. These articles did not question the integrity of the data provided by Medtronic to the U.S. FDA for product approval or the disclosure of safety issues on the product’s Instructions for Use for approved indications. In August 2011, Medtronic provided a grant to Yale University to oversee two independent, systematic reviews of data from completed clinical studies of INFUSE bone graft, as well as data from other Medtronic studies of rhBMP-2, the protein used in INFUSE. The two systematic reviews, which were summarized in articles published in the Annals of Internal Medicine in June 2013, concluded, among other things, that INFUSE is an effective therapy in certain types of spine surgery, and that INFUSE entails a number of risks that should be considered by physicians and patients. Looking ahead, Medtronic expects continued scientific and clinical research scrutiny focused on the safety and efficacy of INFUSE in real-world, clinical experience. Medtronic remains committed to the safe use of INFUSE bone graft for the approved indications, as supported by the safety data reported to the U.S. FDA.

•	Acceptance of Kanghui’s broad portfolio of trauma, spine, and large-joint reconstruction products focused on the growing global value segment.

•

Adoption rates of stimulators and leads approved for full-body MRI scans to treat chronic pain in major markets around the world. Medtronic’s European launch occurred in fiscal year 2013. U.S. FDA approval was received for the SureScan MRI system in the first quarter of fiscal year 2014 and the full launch began in the second quarter of fiscal year 2014. Medtronic also launched the SureScan MRI system in Japan in January 2014 and in Australia in the fourth quarter of fiscal year 2014.

•	Continued acceptance of the non-MRI pain stimulators to treat chronic pain, including RestoreSensor, which is currently available in the U.S. and certain international markets. RestoreSensor is a neurostimulator for chronic pain that automatically adjusts to the patients’ position changes.

•	Resolution of issues with the U.S. FDA relating to Medtronic’s Neuromodulation business. In July 2012, Medtronic received a U.S. FDA warning letter regarding findings related primarily to Medtronic’s Neuromodulation CAPA and complaint handling processes. Medtronic is currently working with the U.S. FDA to resolve the issues. This warning letter may limit Medtronic’s ability to launch certain new Neuromodulation products in the U.S. until it is resolved.

•	Continued and future acceptance of Medtronic’s current indications for Medtronic DBS Therapy for the treatment of movement disorders, epilepsy (approved in Europe), and OCD. The DBS Therapy portfolio includes Activa PC, Medtronic’s small and advanced primary cell battery, and Activa RC, a rechargeable DBS device.

•	Continued acceptance of InterStim Therapy for the treatment of the symptoms of overactive bladder, urinary retention, and bowel incontinence. Medtronic launched InterStim Therapy for the treatment of the symptoms of bowel incontinence in Japan during the fourth quarter of fiscal year 2014.

•	Continued growth from Advanced Energy products and strategies to focus on its four core markets of orthopedic, spine, breast surgery, and CRDM replacements.

•	Continued acceptance of the Surgical Technologies StealthStation S7 and O-Arm Imaging Systems.

•	Continued acceptance and growth of intraoperative nerve monitoring during surgical procedures utilizing the NIM-Response 3.0 during head and neck surgical procedures. Additionally, continued growth in nerve monitoring utilizing the NIM Eclipse system during spinal surgical procedures.

Diabetes Group

The Diabetes Group products include insulin pumps, CGM systems, insulin pump consumables, and therapy management software. The Diabetes Group’s net sales for fiscal year 2014 were $1.657 billion, an increase of 9 percent over the prior fiscal year. The Diabetes Group’s performance was primarily the result of 8 percent growth in the U.S. compared to the prior fiscal year. Growth in the U.S. was driven by the launch of the MiniMed 530G System with Enlite Sensor. Approval was obtained late in the second quarter of fiscal year 2014. In fiscal year 2014, Medtronic recognized $23 million of revenue that was deferred in fiscal year 2013 as some customers upgraded to the MiniMed 530G System after it was released in the U.S. Net sales in the international markets increased 9 percent compared to the prior fiscal year. The Diabetes Group’s performance in international markets was favorably affected by the continued adoption and use of the Veo insulin pump with low-glucose suspend and Enlite CGM sensor.

The Diabetes Group’s net sales for fiscal year 2013 were $1.526 billion, an increase of 3 percent over the prior fiscal year. The increase in net sales was driven by international sales of Medtronic’s Paradigm Veo insulin pump along with the Enlite CGM sensor, partially offset by a decline in insulin pump sales in the U.S. as Medtronic awaited U.S. FDA approval of MiniMed 530G and unfavorable foreign currency translation.

Looking ahead, Medtronic expects its Diabetes Group could be impacted by the following:

•	Potential risk of pricing pressures, reduction in reimbursement rates, and fluctuations in foreign currency.

•	Changes in medical reimbursement policies and programs. Continued acceptance and improved reimbursement of CGM technologies.

•	Continued acceptance from both physicians and patients of insulin-pump and CGM therapy.

•	Continued and future growth of the MiniMed 530G System, available in the U.S., which includes the insulin pump and Enlite sensor. This is the first system in the U.S. that assists in protecting against the risk of hypoglycemia by automatically suspending insulin delivery when glucose falls below a specified threshold.

•	Medtronic is working with the U.S. FDA to address its questions on the Diabetes quality system, included in its September 2013 warning letter. This warning letter may limit Medtronic’s ability to launch certain new diabetes products in the U.S. until it is resolved.

•	Acceptance and future growth from Medtronic’s next-generation pump system the MiniMed 640G. In the first half of fiscal year 2015, Medtronic expects to launch the MiniMed 640G pump system in certain international markets.

Costs and Expenses

The following is a summary of major costs and expenses as a percent of net sales:

	Fiscal Year
	2014	2013	2012
Cost of products sold	25.5%	24.9%	24.0%
Research and development expense	8.7	9.4	9.2
Selling, general, and administrative expense	34.4	34.3	34.7
Special charges	0.2	—	—
Restructuring charges, net	0.5	1.0	0.5
Certain litigation charges, net	4.5	1.5	0.6
Acquisition-related items	0.7	(0.3)	0.1
Amortization of intangible assets	2.1	2.0	2.1
Other expense, net	1.1	0.7	2.2
Interest expense, net	0.6	0.9	0.9

Cost of Products Sold

Cost of products sold was $4.333 billion in fiscal year 2014, representing 25.5 percent of net sales, reflecting an increase of 0.6 of a percentage point from fiscal year 2013. Cost of products sold as a percent of net sales was negatively impacted primarily by unfavorable foreign currency, additional spending to address quality issues in the Neuromodulation business and Diabetes Group, and $10 million of expense recorded within cost of products sold during fiscal year 2014 related to the fiscal year 2014 restructuring initiative for inventory write-offs of discontinued product lines. The additional spending to address quality issues is expected to continue until the issues are resolved. However, Medtronic’s cost of materials as a percentage of net sales was flat year-over-year for both periods. Medtronic continues to mitigate pricing pressure through its five-year, $1.2 billion cost of products sold reduction program.

Cost of products sold was $4.126 billion in fiscal year 2013, representing 24.9 percent of net sales, reflecting an increase of 0.9 of a percentage point from fiscal year 2012. Cost of products sold as a percent of net sales was negatively impacted primarily by unfavorable foreign currency, and to a lesser extent, shifts in product mix and $10 million of expense recorded within cost of products sold during fiscal year 2013 related to the fiscal year 2013 restructuring initiative for inventory write-offs of discontinued product lines and production-related asset impairments.

Research and Development

During fiscal year 2014, Medtronic continued to invest in new technologies to drive future growth. Research and development expense for fiscal year 2014 was $1.477 billion, representing 8.7 percent of net sales, a decrease of 0.7 of a percentage point from fiscal year 2013. The decrease for fiscal year 2014 was driven by a shift in research and development resources to investment in product support to enhance Medtronic’s quality systems in the Neuromodulation business and Diabetes Group, which is expected to continue until the enhancements are complete.

Research and development expense for fiscal year 2013 was $1.557 billion, representing 9.4 percent of net sales, an increase of 0.2 of a percentage point from fiscal year 2012.

Medtronic remains committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet medical needs. That commitment leads to Medtronic’s initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence remains high. Furthermore, Medtronic expects its development activities to help reduce patient care costs and the length of hospital stays in the future. In addition to Medtronic’s investment in research and development, Medtronic continues to access new technologies in areas served by its existing businesses, as well as in new areas, through acquisitions, licensing agreements, alliances, and certain strategic equity investments.

Selling, General, and Administrative

Fiscal year 2014 selling, general, and administrative expense was $5.847 billion, representing 34.4 percent of net sales, reflecting an increase of 0.1 of a percentage point from fiscal year 2013. This increase was primarily driven by unfavorable foreign currency. Fiscal year 2013 selling, general, and, administrative expense was $5.698 billion, representing 34.3 percent of net sales, reflecting a decrease of 0.4 of a percentage point from fiscal year 2012. This decrease was driven by several initiatives focused on leveraging Medtronic’s expenses.

Special Charges, Restructuring Charges, Net, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments

Medtronic believes that in order to properly understand its short-term and long-term financial trends, investors may find it useful to consider the impact of special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. Special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments recorded during fiscal years 2014, 2013, and 2012 were as follows:

	Fiscal Year
(in millions)	2014	2013	2012
Special charges	$40	$—	$—
Restructuring charges, net(1)	88	182	87
Certain litigation charges, net	770	245	90
Acquisition-related items	117	(49)	12

Total special charges, restructuring charges, net, certain litigation charges, net, and acquisition-related items	1,015	378	189
Net tax impact of special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments(1)	(212)	(47)	(56)

Total special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments, net of tax(1)	$803	$331	$133

(1)	For fiscal years 2014 and 2013, restructuring charges, net and the related tax impact within this table include the impact of amounts recorded within cost of products sold in the consolidated statements of earnings related to the fiscal year 2014 initiative and fiscal year 2013 initiative, respectively.

Special Charges

During fiscal year 2014, consistent with the Medtronic’s commitment to improving the health of people and communities throughout the world, Medtronic made a $40 million charitable contribution to the Medtronic Foundation, which is a related party non-profit organization.

During fiscal years 2013 and 2012, there were no special charges.

Restructuring Charges, Net

Fiscal Year 2014 Initiative

In the fourth quarter of fiscal year 2014, Medtronic recorded a $116 million restructuring charge, which consisted of employee termination costs of $65 million, asset write-downs of $26 million, contract termination costs of $3 million, and other related costs of $22 million. Of the $26 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the consolidated statements of earnings. The fiscal year 2014 initiative primarily relates to Medtronic’s renal denervation business, certain manufacturing shut-downs, and a reduction of back-office support functions in Europe.

As of the end of the fourth quarter of fiscal year 2014, Medtronic identified approximately 600 positions for elimination to be achieved primarily through involuntary separation. The fiscal year 2014 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2015 and is expected to produce annualized operating savings of approximately $60 to $75 million. These savings will arise mostly from reduced compensation expense. In the first quarter of fiscal year 2015, Medtronic expects to incur an additional restructuring charge of $25 to $40 million, primarily related to contract termination fees.

Fiscal Year 2013 Initiative

The fiscal year 2013 initiative was designed to scale back Medtronic’s infrastructure in slower growing areas of Medtronic’s business, while continuing to invest in geographies, businesses, and products where Medtronic anticipates faster growth. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax. In the fourth quarter of fiscal year 2013, Medtronic recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the consolidated statements of earnings. In the first quarter of fiscal year 2014, Medtronic recorded an $18 million restructuring charge, which was the final charge related to the fiscal year 2013 initiative and consisted primarily of contract termination costs of $14 million and other related costs of $4 million.

As of the end of the fourth quarter of fiscal year 2013, Medtronic identified approximately 2,000 positions for elimination to be achieved through involuntary and voluntary separation.

In fiscal year 2014, Medtronic recorded a $46 million reversal of excess restructuring reserves related to the fiscal year 2013 initiative. The reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within Medtronic.

As a result of certain legal requirements outside the U.S., the fiscal year 2013 initiative is scheduled to be substantially complete by the end of the third quarter of fiscal year 2016.

Fiscal Year 2012 Initiative

In the fourth quarter of fiscal year 2012, Medtronic recorded a $118 million restructuring charge, which consisted of employee termination costs of $66 million, asset write-downs of $9 million, contract termination costs of $30 million, and other related costs of $13 million. The fiscal year 2012 initiative was designed to reduce general, administrative, and indirect distribution costs in certain organizations within Medtronic while prioritizing investment in research and development, and sales and marketing in those organizations within Medtronic where faster growth is anticipated, such as emerging markets and new technologies.

As of the end of the fourth quarter of fiscal year 2012, Medtronic identified approximately 1,000 positions for elimination to be achieved through involuntary and voluntary separation. As of April 26, 2013, the fiscal year 2012 initiative was substantially complete.

In the fourth quarter of fiscal year 2013, Medtronic recorded a $10 million reversal of excess restructuring reserves related to the fiscal year 2012 initiative. This reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within Medtronic.

For additional information, see Note 3 to Medtronic’s consolidated audited financial statements beginning on page F-58 of this joint proxy statement/prospectus.

Certain Litigation Charges, Net

Medtronic classifies material litigation charges and gains recognized as certain litigation charges, net.

During fiscal year 2014, Medtronic recorded certain litigation charges, net of $770 million, which primarily includes the global patent settlement agreement with Edwards of $589 million, accounting charges for probable and reasonably estimable INFUSE product liability litigation of $140 million, and other litigation. See Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus for additional information.

During fiscal year 2013, Medtronic recorded certain litigation charges, net of $245 million related to probable and reasonably estimated damages resulting from patent litigation with Edwards. See Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus for additional information.

During fiscal year 2012, Medtronic recorded certain litigation charges, net of $90 million related to the agreement to settle the federal securities class action initiated in December 2008 by the Minneapolis Firefighters’ Relief Association. During the fourth quarter of fiscal year 2012, Medtronic settled all of these class claims for $85 million and incurred $5 million in additional litigation fees.

Acquisition-Related Items

During fiscal year 2014, Medtronic recorded net charges from acquisition-related items of $117 million, primarily including IPR&D and long-lived asset impairment charges of $236 million related to the Ardian acquisition and income of $(138) million related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. The Ardian impairment resulted from Medtronic’s January 2014 announcement that the U.S. pivotal trial in renal denervation for treatment-resistant hypertension, Symplicity HTN-3, failed to meet its primary efficacy endpoint. Based on the results of the trial, Medtronic suspended enrollment of its renal denervation hypertension trials that were being conducted in the U.S., Japan, and India. These impairment charges consisted of $192 million related to IPR&D and $44 million related to other long-lived assets. For additional information regarding these impairment assessments, refer to Note 6 to Medtronic’s consolidated audited financial statements beginning on page F-70 of this joint proxy statement/prospectus. The change in fair value of contingent consideration primarily related to adjustments for Ardian, which are based on annual revenue growth through fiscal year 2015. As there is no projected revenue growth through fiscal year 2015, no contingent consideration remained as of April 25, 2014.

During fiscal year 2013, Medtronic recorded net income from acquisition-related items of $49 million, primarily including income of $62 million related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. The change in fair value of contingent consideration primarily related to the reduction in fair value of contingent consideration associated with Ardian due to a slower commercial ramp in Europe. Additionally, Medtronic recorded transaction-related expenses of $13 million.

During fiscal year 2012, Medtronic recorded net charges from acquisition-related items of $12 million, primarily including $45 million of charges related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. In connection with the acquisitions of Salient and PEAK, Medtronic recognized gains of $32 million and $6 million, respectively, on Medtronic’s previously-held investments.

See Note 4 to Medtronic’s consolidated audited financial statements beginning on page F-61 of this joint proxy statement/prospectus for further discussion on IPR&D charges.

Medtronic is responsible for the valuation of IPR&D charges. The values assigned to IPR&D are based on valuations that have been prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All values were determined by identifying research projects in areas for which technological feasibility had not been established. Additionally, the values were determined by estimating the revenue and expenses associated with a project’s sales cycle and the amount of after-tax cash flows attributable to these projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

At the time of acquisition, Medtronic expects that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, or delays or issues with patent issuance, or validity and litigation. If commercial viability were not achieved, Medtronic would likely look to other alternatives to provide these therapies.

See the “Acquisitions” section of this management’s discussion and analysis for detailed discussion of each material acquisition in fiscal years 2014, 2013, and 2012.

Certain Tax Adjustments

In fiscal year 2014, Medtronic recorded a $63 million certain tax benefit associated with the resolution of certain issues in the fourth quarter of fiscal year 2014 with the IRS relating to their review of Medtronic’s fiscal year 2009 through 2011 domestic income tax returns. The $63 million certain tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2014.

In fiscal years 2013 and 2012, there were no certain tax adjustments.

See the “Income Taxes” section of this management’s discussion and analysis for further discussion of the certain tax adjustments.

Amortization of Intangible Assets

Amortization of intangible assets includes the amortization expense of Medtronic’s definite-lived intangible assets consisting of purchased patents, trademarks, trade names, purchased technology, and other intangible assets. In fiscal year 2014, amortization expense was $349 million as compared to $331 million in fiscal year 2013. The $18 million increase in amortization expense for fiscal year 2014 was primarily due to the third quarter fiscal year 2013 acquisition of Kanghui and the second quarter fiscal year 2014 acquisition of Cardiocom, partially offset by reduced ongoing amortization expense from certain intangible assets that became fully amortized.

In fiscal year 2013, amortization expense was $331 million, a decrease of $4 million from $335 million in fiscal year 2012. The decrease was primarily due to certain intangible assets that became fully amortized and life extension of certain patents, thereby reducing ongoing amortization expense, partially offset by amortization expense related to the third quarter fiscal year 2013 acquisition of Kanghui and the second quarter fiscal year 2012 acquisitions of Salient and PEAK.

Other Expense, Net

Other expense, net includes royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, the Puerto Rico excise tax, and the U.S. medical device excise tax. In fiscal year 2014, other expense, net was $181 million, an increase of $73 million from $108 million in the prior fiscal year. The increase was primarily due to the full year impact of the U.S. medical device excise tax that went into effect January 1, 2013, partially offset by net realized foreign currency gains. In addition, the increase for fiscal year 2014 was partially offset by income from a license related to Medtronic’s Endovascular business. The U.S. medical device excise tax for fiscal year 2014 was $112 million compared to $21 million in the prior fiscal year. Total net realized foreign currency gains recorded in other expense, net were $43 million in fiscal year 2014 compared to gains of $27 million in the prior fiscal year.

In fiscal year 2013, other expense, net was $108 million, a decrease of $256 million from $364 million in the prior fiscal year. The decrease was primarily due to the impact of foreign currency gains and losses. Total foreign currency gains recorded in fiscal year 2013 were $27 million compared to losses of $195 million in the prior fiscal year. In addition, the realized gains on certain available-for-sale marketable equity securities increased compared to the prior fiscal year, which were substantially offset by the U.S. medical device excise tax of $21 million that went into effect January 1, 2013.

Interest Expense, Net

Interest expense, net includes interest earned on Medtronic’s cash, cash equivalents and investments, interest incurred on Medtronic’s outstanding borrowings, amortization of debt issuance costs and debt discounts, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. In fiscal year 2014, interest expense, net was $108 million, as compared to $151 million in fiscal year 2013. For fiscal year 2014, the decrease in interest expense, net was the result of decreased interest expense due to reduced amortization of debt discount as a result of the April 2013 repayment of $2.200 billion of Senior Convertible Notes, partially offset by increased debt. The decrease in interest expense, net during fiscal year 2014 was also due to increased interest income earned on higher investment balances, as compared to fiscal year 2013.

In fiscal year 2013, interest expense, net was $151 million, as compared to $149 million in fiscal year 2012. For fiscal year 2013, interest expense, net remained consistent with fiscal year 2012. Compared to fiscal year 2012, increased interest income from higher investment balances and increased realized gains on sales of available-for-sale debt securities were offset by increased interest expense from higher average outstanding long-term debt.

See Medtronic’s discussion in the “—Liquidity and Capital Resources” section of this management’s discussion and analysis for more information regarding Medtronic’s investment portfolio.

Income Taxes

	Fiscal Year			Percentage Point Increase/(Decrease)
(dollars in millions)	2014	2013	2012	FY14/13	FY13/12
Provision for income taxes	$640	$784	$730	N/A	N/A
Effective tax rate	17.3%	18.4%	17.6%	(1.1)	0.8
Net tax impact of special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments	0.7	(0.5)	0.5	1.2	(1.0)

Non-GAAP nominal tax rate(1)	18.0%	17.9%	18.1%	0.1	(0.2)

(1)	Non-GAAP nominal tax rate is defined as the income tax provision as a percentage of earnings before income taxes, excluding special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. Medtronic believes that the resulting non-GAAP financial measure provides useful information to investors because it excludes the effect of these discrete items so that investors can compare Medtronic’s recurring results over multiple periods. Investors should consider this non-GAAP measure in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP financial measure may not be the same or similar to measures presented by other companies.

Medtronic’s effective tax rate from continuing operations of 17.3 percent decreased by 1.1 percentage points from fiscal year 2013 to fiscal year 2014. The decrease in Medtronic’s effective tax rate was primarily due to the tax impact of special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, the certain tax adjustments recorded during fiscal year 2014, and other factors impacting Medtronic’s non-GAAP nominal rate as discussed below.

Medtronic’s non-GAAP nominal tax rate for fiscal year 2014 was 18.0 percent compared to 17.9 percent in the prior fiscal year. The increase in Medtronic’s non-GAAP nominal tax rate for fiscal year 2014 as compared to the prior fiscal year was primarily due to the impact of the extension of the U.S. federal research and development tax credit on January 2, 2013 for calendar years 2012 and 2013 and the expiration of such extension on December 31, 2013, the finalization of certain income tax returns, changes to uncertain tax position reserves, the restoration of tax basis on certain assets for which depreciation and amortization deductions were previously limited, the tax impact of foreign dividend distributions, and year-over-year changes in operational results by jurisdiction.

During fiscal year 2014, Medtronic recorded $42 million in operational tax benefits. This included a $23 million benefit associated with the restoration of tax basis on certain assets for which depreciation and amortization deductions were previously limited and a $19 million net benefit associated with the resolution of certain foreign and state income tax audits, finalization of certain tax returns, and changes to uncertain tax position reserves.

The fiscal year 2013 effective tax rate from continuing operations of 18.4 percent increased by 0.8 of a percentage point from the prior fiscal year. The increase in Medtronic’s effective tax rate was due to the net tax impact of restructuring charges, net, acquisition-related items, certain litigation charges, net, and the impact of operational tax benefits described below. Medtronic’s non-GAAP nominal tax rate for fiscal year 2013 was 17.9 percent compared to 18.1 percent in the prior fiscal year. The decrease in Medtronic’s non-GAAP nominal tax rate for fiscal year 2013 as compared to the prior fiscal year was primarily due to the impact of operational tax benefits.

During fiscal year 2013, Medtronic recorded $72 million in operational tax benefits. This included a $30 million net benefit associated with the resolution of U.S. federal, state, and foreign income tax audits, finalization of certain tax returns, and changes to uncertain tax position reserves. As a result of the retroactive renewal and extension of the U.S. federal research and development tax credit, a $12 million benefit was also recorded as an operational tax benefit during fiscal year 2013. In addition, Medtronic recorded a $24 million benefit associated with foreign dividend distributions and a $6 million benefit associated with the release of a valuation allowance associated with the usage of a capital loss carryover.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to Medtronic’s allocation are required between jurisdictions with different tax rates. Tax authorities periodically review Medtronic’s tax returns and propose adjustments to Medtronic’s tax filings. The IRS has settled its audits with Medtronic for all years through fiscal year 2004. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. The major foreign jurisdictions where Medtronic conducts business have generally concluded all material tax matters through fiscal year 2004. In addition, substantially all material state and local tax matters have been concluded through fiscal year 2004.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. Medtronic reached agreement with the IRS on some but not all matters related to these fiscal years. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. Medtronic filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency. During October and November 2012, Medtronic reached resolution with the IRS on various matters, including the deductibility of a settlement payment. The remaining unresolved issues relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, which is one of Medtronic’s key manufacturing sites.

In October 2011, the IRS issued its audit report for fiscal years 2007 and 2008. Medtronic reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of Medtronic’s acquisition of Kyphon Inc. (“Kyphon”). Associated with the Kyphon acquisition, Medtronic entered into an intercompany transaction whereby the Kyphon U.S. tangible assets were sold to another wholly-owned Medtronic subsidiary in a taxable transaction. The IRS has disagreed with Medtronic’s valuation of these assets and proposed that all U.S. goodwill, the value of the ongoing business, and the value of the workforce in place related to the Kyphon acquisition be included in the tangible asset sale. Medtronic disagrees that these items were sold, as well as with the IRS valuation of these items. The IRS continues to evaluate the overall transaction that Medtronic entered into and because a foreign subsidiary acquired part of Kyphon directly from the Kyphon shareholders, the IRS has argued that a deemed taxable event occurred. Medtronic disagrees with the IRS and are currently attempting to resolve these matters at the IRS Appellate level and will proceed through litigation, if necessary.

In April 2014, the IRS issued its audit report for fiscal years 2009, 2010, and 2011. Medtronic reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of Medtronic’s acquisition structures for Ardian, CoreValve, Inc., and Ablation Frontiers, Inc. The IRS’s positions are similar to those presented in the Kyphon proposed adjustments. Medtronic disagrees with the IRS and will attempt to resolve these matters at the IRS Appellate level, however, Medtronic will proceed through litigation, if necessary.

Medtronic’s reserves for uncertain tax positions relate to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on Medtronic’s financial results in future periods. Medtronic continues to believe that Medtronic’s reserves for uncertain tax positions are appropriate and that Medtronic has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

See Note 13 to Medtronic’s consolidated audited financial statements beginning on page F-92 of this joint proxy statement/prospectus for additional information.

Liquidity and Capital Resources

(dollars in millions)	July 25, 2014	April 25, 2014
Working capital	$15,337	$15,651
Current ratio(1)	3.8:1.0	3.8:1.0
Cash, cash equivalents, and current investments	$13,962	$14,241

Short-term borrowings and long-term debt	12,800	11,928

Net cash position(2)	$1,162	$2,313

(1)	Current ratio is the ratio of current assets to current liabilities.
(2)	Net cash position is the sum of cash, cash equivalents, current investments, less short-term borrowings and long-term debt and excludes non-current investments in debt, marketable equity, and trading securities.
As of July 25, 2014, Medtronic believes its strong balance sheet and liquidity provide it with flexibility in the future. Medtronic believes its existing cash and investments, as well as its $2.250 billion syndicated credit facility and related commercial paper program ($830 million of commercial paper outstanding as of July 25, 2014), will satisfy Medtronic’s foreseeable working capital requirements for at least the next 12 months. However, Medtronic periodically considers various financing alternatives and may, from time to time, seek to take advantage of favorable interest rate environments or other market conditions. Medtronic also generally expects to refinance current maturities of long-term debt. See Note 8 to the consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-21 of this joint proxy statement/prospectus for more information. At July 25, 2014, Medtronic’s Moody’s ratings remain unchanged as compared to those ratings at April 25, 2014 with a long-term debt rating of A2 and short-term debt rating of P-1. On December 13, 2013, S&P Ratings Services raised Medtronic’s long-term debt rating to AA-, compared to A+ at April 26, 2013. This upgrade reflects S&P Ratings Services’ reassessment of Medtronic’s financial risk profile given its cash balances and sizable liquid investment portfolio. S&P Ratings Services’ short-term debt rating remain unchanged at AA- and A-1+, respectively, as compared to the rating at April 25, 2014 and April 26, 2013.

Subsequent to Medtronic’s announcement regarding its planned $42.9 billion acquisition of Covidien, on June 16, 2014, S&P Ratings Services placed Medtronic’s long-term debt rating of AA- on CreditWatch, reflecting its expectation of a potential future one- or two- notch downgrade, as a result of the anticipated increase in net leverage, if the transaction is consummated. S&P Ratings Services also noted that they expect to lower Medtronic’s short-term debt rating from A-1+ to A-1 if the transaction goes through as expected. Medtronic does not expect this CreditWatch to have a significant impact on its liquidity or future flexibility to access additional liquidity given Medtronic’s strong balance sheet, Medtronic’s syndicated credit facility and related commercial paper program discussed above and within the “Debt and Capital” section of this management’s discussion and analysis, and the subsequent Credit Agreements entered into in June 2014. See Note 21 and 22 to Medtronic’s consolidated audited financial statements beginning on page F-116 of this joint proxy statement/prospectus for additional information regarding Medtronic’s planned acquisition of Covidien and related Credit Agreements.

Medtronic’s net cash position as of July 25, 2014 decreased by $1,151 million as compared to April 25, 2014. See the “Summary of Cash Flows” section of this management’s discussion and analysis for further information. The decrease was primarily related to the $750 million settlement payment made to Edwards on May 23, 2014.

Medtronic has future contractual obligations and other minimum commercial commitments that are entered into in the normal course of business. Medtronic believes its off-balance sheet arrangements do not have a material current or anticipated future effect on Medtronic’s consolidated earnings, financial position, or cash flows. See the “Off-Balance Sheet Arrangements and Long-Term Contractual Obligations” section of this management’s discussion and analysis for further information.

Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus and Note 19 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-35 of this joint proxy statement/prospectus provides information regarding amounts Medtronic has accrued related to significant legal proceedings. In accordance with U.S. GAAP, Medtronic records a liability in Medtronic’s consolidated financial statements for these actions when a loss is known or considered probable and the amount can be reasonably estimated. For the fiscal year ended April 25, 2014, Medtronic has made payments related to certain legal proceedings. For information regarding these charges, please see the “Special Charges, Restructuring Charges, Net, Certain Litigation Charges, Net, Acquisition-Related Items, and Certain Tax Adjustments” section of this management’s discussion and analysis.

A significant amount of Medtronic’s earnings occur outside the U.S., and are indefinitely reinvested in non-U.S. subsidiaries, resulting in a majority of Medtronic’s cash, cash equivalents, and investments being held by non-U.S. subsidiaries. As of July 25, 2014, April 25, 2014 and April 26, 2013, approximately $13.914 billion, $13.968 billion and $10.930 billion, respectively, of cash, cash equivalents, and investments in marketable debt and equity securities were held by Medtronic’s non-U.S. subsidiaries. These funds are available for use by Medtronic’s non-U.S. operations. Medtronic continues to be focused on goals to grow its business through increased globalization of Medtronic, as demonstrated by the recent acquisition of Kanghui in China, as emerging markets continue to be a significant driver of potential growth. However, if these funds were repatriated to the U.S. or used for U.S. operations, the amounts would generally be subject to U.S. tax. As a result, Medtronic continues to accumulate earnings in non-U.S. subsidiaries for investment in operations outside the U.S. and to use cash generated from U.S. operations as well as short- and long-term borrowings to meet Medtronic’s U.S. cash needs. Should Medtronic require more in the U.S. than is generated by its U.S. operations, Medtronic could elect to repatriate these funds from Medtronic’s non-U.S. subsidiaries or raise additional capital in the U.S. through debt or equity issuances. These alternatives could result in higher effective tax rates, increased interest expense, or other dilution of Medtronic’s earnings.

Medtronic has investments in marketable debt securities that are classified and accounted for as available-for-sale. Medtronic’s debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, debt funds, and auction rate securities. Some of Medtronic’s investments may experience reduced liquidity due to changes in market conditions and investor demand. Medtronic’s auction rate security holdings have experienced reduced liquidity in recent years due to low investor demand. Although Medtronic’s auction rate securities are currently illiquid and other securities could become illiquid, Medtronic believes it could liquidate a substantial amount of its portfolio without incurring a material impairment loss.

For the three months ended July 25, 2014 and the fiscal year ended April 25, 2014, the total other-than-temporary impairment losses on available-for-sale debt securities were not significant. Based on Medtronic’s assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which Medtronic is invested, Medtronic believes it has recorded all necessary other-than-temporary impairments as it does not have the intent to sell, nor is it more likely than not that Medtronic will be required to sell, before recovery of the amortized cost. However, as of July 25, 2014, Medtronic has $58 million of gross unrealized losses on its aggregate short-term and long-term available-for-sale debt securities of $12.703 billion; if market conditions deteriorate, some of these holdings may experience other-than-temporary impairment in the future which could have a material impact on Medtronic’s financial results. Management is required to use estimates and assumptions in its valuation of Medtronic’s investments, which requires a high degree of judgment, and therefore, actual results could differ materially from those estimates. See Note 6 to Medtronic’s consolidated audited financial statements beginning on page F-70 of this joint proxy statement/prospectus and Note 7 to the consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-16 of this joint proxy statement/prospectus for additional information regarding fair value measurements.

Summary of Cash Flows for Periods Ended July 25, 2014 and July 26, 2013

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Cash provided by (used in):
Operating activities	$310	$983
Investing activities	(6)	(666)
Financing activities	(355)	(422)
Effect of exchange rate changes on cash and cash equivalents	(16)	14

Net change in cash and cash equivalents	$(67)	$(91)

Operating Activities

Medtronic’s net cash provided by operating activities was $310 million for the three months ended July 25, 2014 compared to $983 million for the three months ended July 26, 2013. The $673 million decrease in net cash provided by operating activities was primarily attributable to the $750 million settlement payment made to Edwards on May 23, 2014.

Investing Activities

Medtronic’s net cash used in investing activities was $6 million for the three months ended July 25, 2014 compared to $666 million for the three months ended July 26, 2013. The $660 million decrease in net cash used in investing activities during the three months ended July 25, 2014 was primarily attributable to decreased net purchases of marketable securities compared to the same period in the prior fiscal year.

Financing Activities

Medtronic’s net cash used in financing activities was $355 million for the three months ended July 25, 2014 compared to $422 million for the three months ended July 26, 2013. The $67 million decrease in net cash used in financing activities was primarily attributable to lower levels of common stock issuances under employee stock purchase and award plans partially offset by a slightly lower amount of common stock repurchases compared to the same period in the prior year.

Summary of Cash Flows for the Fiscal Years Ended April 25, 2014, April 26, 2013 and April 27, 2012

	Fiscal Year
(in millions)	2014	2013	2012
Cash provided by (used in):
Operating activities	$4,959	$4,942	$4,470
Investing activities	(3,594)	(3,101)	(2,662)
Financing activities	(918)	(2,101)	(1,882)
Effect of exchange rate changes on cash and cash equivalents	37	7	(71)

Net change in cash and cash equivalents	$484	$(253)	$(145)

Operating Activities

Medtronic’s net cash provided by operating activities was $4.959 billion, increasing $17 million for the fiscal year ended April 25, 2014 compared to $4.942 billion for the prior year.

Medtronic’s net cash provided by operating activities was $4.942 billion for the fiscal year ended April 26, 2013 compared to $4.470 billion for the fiscal year ended April 27, 2012. The $472 million increase in net cash provided by operating activities was primarily attributable to an increase in accounts receivable collections, primarily in certain Southern European countries, and a decrease in inventories, partially offset by a decrease in accrued income taxes due to the timing of certain tax payments during fiscal year 2013 as compared to the prior fiscal year.

Investing Activities

Medtronic’s net cash used in investing activities was $3.594 billion for the fiscal year ended April 25, 2014 compared to $3.101 billion for the prior year. The $493 million increase in net cash used in investing activities was primarily attributable to increased net purchases of marketable securities compared to the prior fiscal year partially offset by higher levels of cash used in the prior year for acquisitions, primarily related to Kanghui.

Medtronic’s net cash used in investing activities was $3.101 billion for the fiscal year ended April 26, 2013 compared to $2.662 billion for the prior year. The $439 million increase in cash used in investing activities was primarily attributable to an increase in cash used for acquisitions in comparison to the prior fiscal year and the proceeds from divestiture of Physio-Control in fiscal year 2012, partially offset by a decrease in net purchases and sales and maturities of marketable securities.

Financing Activities

Medtronic had net cash used in financing activities of $918 million for the fiscal year ended April 25, 2014 compared to $2.101 billion for the prior year. The $1.183 billion decrease in cash used in financing activities primarily resulted from a $1.457 billion decrease in net payments in excess of issuances on long-term debt and short-term borrowings, partially offset by a $266 million increase in common stock repurchases net of issuances compared to the prior fiscal year.

Medtronic had net cash used in financing activities of $2.101 billion for the fiscal year ended April 26, 2013 compared to $1.882 billion for the prior fiscal year. The $219 million increase in cash used in financing activities primarily resulted from a $627 million decrease in net borrowings (long-term debt issuances and short-term borrowings in excess of payments), partially offset by higher levels of common stock issuances under employee stock purchase and award plans and a $159 million net decrease in cash returned to shareholders in the form of dividends and common stock repurchases compared to the prior fiscal year.

Off-Balance Sheet Arrangements and Long-Term Contractual Obligations

Medtronic acquires assets still in development, enters into research and development arrangements, and sponsors certain clinical trials that often require milestone and/or royalty payments to a third-party, contingent upon the occurrence of certain future events. Milestone payments may be required contingent upon the successful achievement of an important point in the development life cycle of a product or upon certain pre-designated levels of achievement in clinical trials. In addition, if required by the arrangement, Medtronic may have to make royalty payments based on a percentage of sales related to the product under development or in the event that regulatory approval for marketing is obtained. In situations where Medtronic has no ability to influence the achievement of the milestone or otherwise avoid the payment, Medtronic has included those milestone or minimum royalty payments in the following table. However, the majority of these arrangements give Medtronic the discretion to unilaterally make the decision to stop development of a product or cease progress of a clinical trial, which would allow Medtronic to avoid making the contingent payments. Although Medtronic is unlikely to cease development if a device successfully achieves clinical testing objectives, these payments are not included in the table of contractual obligations because of the contingent nature of these payments and Medtronic’s ability to avoid them if Medtronic decided to pursue a different path of development or testing. See Note 4 to Medtronic’s consolidated audited financial statements beginning on page F-61 of this joint proxy statement/prospectus and see Note 3 to the consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-7 of this joint proxy statement/prospectus for additional information regarding contingent consideration.

In the normal course of business, Medtronic periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of Medtronic’s products or the negligence of Medtronic’s personnel or claims alleging that its products infringe third-party patents or other intellectual property. Medtronic’s maximum exposure under these indemnification provisions cannot be estimated, and Medtronic has not accrued any liabilities within Medtronic’s consolidated financial statements or included any indemnification provisions in Medtronic’s commitments table. Historically, Medtronic has not experienced significant losses on these types of indemnification obligations.

Medtronic believes its off-balance sheet arrangements do not have a material current or anticipated future effect on Medtronic’s consolidated earnings, financial position, or cash flows. Presented below is a summary of contractual obligations and other minimum commercial commitments as of July 25, 2014. See Note 8 and 15 to Medtronic’s consolidated audited financial statements beginning on pages F-78 and F-108 of this joint proxy statement/prospectus and Note 8 to the consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-21 of this joint proxy statement/prospectus for additional information regarding long-term debt and lease obligations, respectively. Additionally, see Note 13 to Medtronic’s consolidated audited financial statements beginning on page F-92 of this joint proxy statement/prospectus and Note 14 to the consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-32 of this joint proxy statement/prospectus for additional information regarding accrued income tax obligations, which are not reflected in the table below.

	Maturity by Fiscal Year
(in millions)	Total	Remaining 2015	2016	2017	2018	2019	Thereafter
Contractual obligations related to off-balance sheet arrangements:
Operating leases(1)	$276	$91	$80	$46	$22	$12	$25
Inventory purchases(2)	171	102	57	6	—	—	6
Commitments to fund minority investments/contingent acquisition consideration(3)	550	68	53	151	41	40	197
Interest payments(4)	5,019	404	350	320	324	311	3,310
Other(5)	183	52	37	20	9	3	62

Total	$6,199	$717	$577	$543	$396	$366	$3,600

	Maturity by Fiscal Year
(in millions)	Total	Remaining 2015	2016	2017	2018	2019	Thereafter
Contractual obligations reflected in the balance sheet:
Long-term debt, including current portion(6)	$11,375	$1,250	$1,100	$500	$1,000	$400	$7,125
Capital leases	151	12	12	31	18	19	59

Total	$11,526	$1,262	$1,112	$531	$1,018	$419	$7,184

(1)	Certain leases require Medtronic to pay real estate taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These future costs are not included in the schedule above.
(2)	Medtronic has included inventory purchase commitments which are legally binding and specify minimum purchase quantities. These purchase commitments do not exceed Medtronic’s projected requirements and are in the normal course of business. These commitments do not include open purchase orders.
(3)	Certain commitments related to the funding of cost or equity method investments and/or previous acquisitions are contingent upon the achievement of certain product-related milestones and various other favorable operational conditions, and estimated royalty obligations. While it is not certain if and/or when these payments will be made, the maturity dates included in this table reflect Medtronic’s best estimates.
(4)	Interest payments in the table above reflect the contractual interest payments on Medtronic’s outstanding debt, and exclude the impact of the debt discount amortization and impact of interest rate swap agreements. See Note 8 to Medtronic’s consolidated audited financial statements beginning on page F-78 of this joint proxy statement/prospectus and Note 8 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-21 of this joint proxy statement/prospectus for additional information regarding Medtronic’s debt agreements.
(5)	These obligations include certain research and development arrangements.
(6)	Long-term debt in the table above includes the $2.000 billion of 2014 Senior Notes, $3.000 billion of 2013 Senior Notes, $1.075 billion of 2012 Senior Notes, $1.000 billion of 2011 Senior Notes, $3.000 billion of 2010 Senior Notes, $700 million of 2009 Senior Notes, and $600 million of 2005 Senior Notes. The table above excludes the debt discount, the fair value impact of outstanding interest rate swap agreements, and the unamortized gains from terminated interest rate swap agreements. See Notes 8 and 9 to Medtronic’s consolidated audited financial statements beginning on pages F-78 and F-80 of this joint proxy statement/prospectus and Notes 8 and 9 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on pages F-21 and F-24 of this joint proxy statement/prospectus for additional information regarding the interest rate swap agreements.

Debt and Capital

Medtronic’s capital structure consists of equity and interest-bearing debt. Interest-bearing debt as a percentage of total interest-bearing debt and equity was 40 percent as of July 25, 2014, 38 percent as of April 25, 2014 and 36 percent as of April 26, 2013.

As part of Medtronic’s focus on returning value to Medtronic’s shareholders, shares are repurchased from time to time. In June 2013 and June 2011, Medtronic’s Board of Directors authorized the repurchase of 80 million and 75 million shares of Medtronic’s common stock, respectively. During the three months ended July 25, 2014 and the fiscal years 2014 and 2013, Medtronic repurchased approximately 17.1 million, 47.8 million and 31.2 million shares at an average price per share of $62.45, $53.37 and $39.97, respectively. As of July 25, 2014, Medtronic has used the entire amount authorized under the June 2011 repurchase program and has approximately 42.4 million shares remaining under the June 2013 repurchase program.

Medtronic uses a combination of bank borrowings and commercial paper issuances to fund Medtronic’s short-term financing needs. Short-term debt, including the current portion of Medtronic’s long-term debt and capital lease obligations, as of July 25, 2014 was $2.477 billion compared to $1.613 billion as of April 25, 2014 and $910 million as of April 26, 2013. Medtronic utilizes Senior Notes to meet Medtronic’s long-term financing needs. Long-term debt as of July 25, 2014 was $10.323 billion compared to $10.315 billions of April 25, 2014 and $9.741 billion as of April 26, 2013.

Medtronic periodically issues Senior Notes that are unsecured, senior obligations that rank equally with all other secured and unsubordinated indebtedness. Medtronic uses the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate purposes. The indentures under which the Senior Notes have been issued contain customary covenants, all of which Medtronic remains in compliance with as of April 25, 2014.

In February 2014, Medtronic issued four tranches of Senior Notes (collectively, the “2014 Senior Notes”) with an aggregate face value of $2.000 billion. The first tranche consisted of $250 million of floating rate Senior Notes due 2017. The second tranche consisted of $250 million of 0.875 percent Senior Notes due 2017. The third tranche consisted of $850 million of 3.625 percent Senior Notes due 2024. The fourth tranche consisted of $650 million of 4.625 percent Senior Notes due 2044. Interest on the 2017 floating rate notes is payable quarterly and interest on the other 2014 Senior Notes are payable semi-annually. Medtronic used the net proceeds from the sale of the 2014 Senior Notes for working capital and general corporate purposes, including repayment of Medtronic’s indebtedness.

In March 2013, Medtronic issued three tranches of Senior Notes (collectively, the “2013 Senior Notes”) with an aggregate face value of $3.000 billion. The first tranche consisted of $1.000 billion of 1.375 percent Senior Notes due 2018. The second tranche consisted of $1.250 billion of 2.750 percent Senior Notes due 2023. The third tranche consisted of $750 million of 4.000 percent Senior Notes due 2043. Interest on each series of the 2013 Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2013. Medtronic used the net proceeds from the sale of the 2013 Senior Notes for working capital and general corporate purposes, including repayment of Medtronic’s indebtedness.

As of April 25, 2014 and April 26, 2013, Medtronic had interest rate swap agreements designated as fair value hedges of underlying fixed-rate obligations including Medtronic’s $1.250 billion 3.000 percent 2010 Senior Notes due 2015, $600 million 4.750 percent 2005 Senior Notes due 2015, $500 million 2.625 percent 2011 Senior Notes due 2016, $500 million 4.125 percent 2011 Senior Notes due 2021, and $675 million 3.125 percent 2012 Senior Notes due 2022. For additional information regarding the interest rate swap agreements, refer to Note 9 to Medtronic’s consolidated audited financial statements beginning on page F-80 of this joint proxy statement/prospectus.

Medtronic maintains a commercial paper program that allows it to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of July 25, 2014 and April 26, 2013, outstanding commercial paper totaled $830 and $125 million, respectively. No amounts were outstanding as of April 25, 2014. During the period ended July 25, 2014 and fiscal years 2014 and 2013, the weighted average original maturity of the commercial paper outstanding was approximately 28, 53 and 89 days, respectively, and the weighted average interest rate was 0.10 percent, 0.09 percent and 0.18 percent, respectively. The issuance of commercial paper reduces the amount of credit available under Medtronic’s existing line of credit.

Medtronic has a $2.250 billion syndicated credit facility dated December 17, 2012 which expires on December 17, 2017 (“Credit Facility”). The Credit Facility provides backup funding for the commercial paper program and may also be used for general corporate purposes. The Credit Facility provides Medtronic with the ability to increase its borrowing capacity by an additional $750 million at any time during the term of the agreement. As of July 25, 2014, April 25, 2014 and April 26, 2013, no amounts were outstanding on the committed line of credit.

On November 7, 2014, Medtronic also entered into the Revolver Amendment Agreement among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into an Amended and Restated Revolving Credit Agreement of Medtronic’s existing $2.25 billion five-year senior unsecured revolving credit agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time and Bank of America N.A., as administrative agent and issuing bank.

Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement. See “Financing of the Transaction.”

The $337 million of outstanding bank borrowings as of April 25, 2014 were short-term advances to certain non-U.S. subsidiaries under credit agreements with various banks. These advances are guaranteed by Medtronic. Medtronic has bank borrowings at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

At July 25, 2014, Medtronic’s Moody’s ratings remain unchanged as compared to those at April 25, 2014 and April 26, 2013 with a long-term debt rating of A2 and short-term debt rating of P-1. On December 13, 2013, S&P Ratings Services raised Medtronic’s long-term debt rating to AA-, compared to A+ at April 26, 2013. This upgrade reflects S&P Ratings Services’ reassessment of Medtronic’s financial risk profile given its cash balances and sizable liquid investment portfolio. S&P Ratings Services’ long-term debt rating and short-term debt rating remain unchanged at AA- and A-1+, respectively, as compared to the rating at April 25, 2014.

Subsequent to Medtronic’s announcement regarding Medtronic’s planned $42.9 billion acquisition of Covidien, on June 16, 2014, S&P Ratings Services placed Medtronic’s long-term debt rating of AA- on CreditWatch, reflecting its expectation of a potential future one- or two- notch downgrade, as a result of the anticipated increase in net leverage, if the transaction is consummated. S&P Ratings Services also noted that they expect to lower Medtronic’s short-term debt rating from A-1+ to A-1 if the transaction goes through as expected. Medtronic does not expect this CreditWatch to have a significant impact on Medtronic’s liquidity or future flexibility to access additional liquidity given Medtronic’s strong balance sheet, Medtronic’s syndicated credit facility and related commercial paper program discussed above and within the “Liquidity and Capital Resources” section of this management’s discussion and analysis, and the subsequent Credit Agreements entered into in June 2014. See Note 21 and 22 to Medtronic’s consolidated audited financial statements beginning on page F-116 of this joint proxy statement/prospectus for additional information regarding Medtronic’s planned acquisition of Covidien and related Credit Agreements.

Interest rates on advances on Medtronic’s line of credit are determined by a pricing matrix, based on Medtronic’s long-term debt ratings assigned by S&P Ratings Services and Moody’s. Facility fees are payable on the credit facilities and are determined in the same manner as the interest rates. The agreements also contain customary covenants, all of which Medtronic remain in compliance with as of April 25, 2014.

Acquisitions

Period Ended July 25, 2014

On July 25, 2014, Medtronic acquired Visualase, a privately held developer of minimally invasive MRI guided laser ablation for surgical applications. Total consideration for the transaction was approximately $97 million. Based upon a preliminary acquisition valuation, Medtronic acquired $66 million of technology-

based intangible assets with an estimated useful life of 10 years at the time of acquisition and $49 million of goodwill. The acquired goodwill is not deductible for tax purposes.

On June 20, 2014, Medtronic acquired Corventis, a privately held developer of wearable, wireless technologies for cardiac disease. Total consideration for the transaction was approximately $131 million, including settlement of outstanding debt to Medtronic of $50 million. Based upon a preliminary acquisition valuation, Medtronic acquired $80 million of technology-based intangible assets with an estimated useful life of 16 years at the time of acquisition and $50 million of goodwill. The acquired goodwill is not deductible for tax purposes.

Fiscal Year 2014

On December 30, 2013, Medtronic acquired TYRX, a privately-held developer of antibiotic drug and implanted medical device combinations. TYRX’s products include those designed to reduce surgical site infections associated with implantable pacemakers, defibrillators, and spinal cord neurostimulators. Under the terms of the agreement, the transaction included an initial up-front payment of $159 million, representing a purchase price net of acquired cash, including the assumption and settlement of existing TYRX debt and direct acquisition costs. Total consideration for the transaction was approximately $222 million, which included estimated fair values for product development-based and revenue-based contingent consideration of $25 million and $35 million, respectively. The product development-based contingent consideration includes a future potential payment of $40 million upon achieving certain milestones, and the revenue-based contingent consideration payments equal TYRX’s actual annual revenue growth for Medtronic’s fiscal years 2015 and 2016.

On August 7, 2013, Medtronic acquired Cardiocom, a privately-held developer and provider of integrated solutions for the management of chronic diseases such as heart failure, diabetes, and hypertension. Cardiocom’s products and services include remote monitoring and patient-centered software to enable efficient care coordination and specialized telehealth nurse support. Total consideration for the transaction was approximately $193 million.

Fiscal Year 2013

On November 1, 2012, Medtronic acquired Kanghui, a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of Kanghui’s cash, was approximately $797 million.

Fiscal Year 2012

On August 31, 2011, Medtronic acquired Salient. Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient’s devices are used in a variety of surgical procedures including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. Medtronic had previously invested in Salient and held an 8.9 percent ownership position in the company. In connection with the acquisition of Salient, Medtronic recognized a gain on Medtronic’s previously-held investment of $32 million, which was recorded within acquisition-related items in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $452 million.

On August 31, 2011, Medtronic acquired PEAK. PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. Medtronic had previously invested in PEAK and held an 18.9 percent ownership position in the company. In connection with the acquisition of PEAK, Medtronic recognized a gain on Medtronic’s previously-held investment of $6 million, which was recorded within acquisition-related items in the consolidated statements of earnings in the second quarter of fiscal year 2012. Net of this ownership position, the transaction value was approximately $96 million.

The pro forma impact of the above acquisitions was not significant, individually or in the aggregate, to Medtronic’s results for the fiscal years ended April 25, 2014, April 26, 2013, or April 27, 2012. The results of operations related to each company acquired have been included in Medtronic’s consolidated statements of earnings since the date each company was acquired.

In addition to the acquisitions above, Medtronic periodically acquires certain tangible or intangible assets from enterprises that do not otherwise qualify for accounting as a business combination. These transactions are reflected in the consolidated statements of cash flows as a component of investing activities under other investing activities, net.

New Accounting Pronouncements

Information regarding new accounting pronouncements is included in Note 1 to Medtronic’s consolidated audited financial statements beginning on page F-48 and Note 2 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-6 of this joint proxy statement/prospectus.

Operations Outside of the United States

The table below illustrates U.S. net sales versus net sales outside the U.S. for fiscal years 2014, 2013, and 2012:

	Fiscal Year
(in millions)	2014	2013	2012
U.S. net sales	$9,209	$9,059	$8,828
Non-U.S. net sales	7,796	7,531	7,356

Total net sales	$17,005	$16,590	$16,184

For fiscal year 2014, net sales outside the U.S. increased 4 percent compared to the prior fiscal year. Foreign currency had an unfavorable impact of $175 million on net sales for fiscal year 2014. Net sales growth outside of the U.S. was led by strong growth in Surgical Technologies, Diabetes, and AF Solutions, and solid growth in CRDM defibrillation systems, Neuromodulation, and Endovascular, partially offset by unfavorable foreign currency translation and a decline in Pacing Systems and Coronary.

For fiscal year 2013, net sales outside the U.S. increased 2 percent over the prior fiscal year. Foreign currency had an unfavorable impact of $328 million on net sales for fiscal year 2013. Outside the U.S., net sales growth was led by strong growth in Endovascular, Diabetes, and Surgical Technologies, and solid growth in Medtronic’s Neuromodulation and Structural Heart businesses. Growth was partially offset by unfavorable foreign currency translation and slight declines in CRDM defibrillation and pacing systems and Core Spine.

Net sales outside the U.S. are accompanied by certain financial risks, such as changes in foreign currency exchange rates and collection of receivables, which typically have longer payment terms. Medtronic monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of Medtronic’s outstanding accounts receivable is with national health care systems in many countries. Medtronic continues to monitor the economic conditions in many countries outside the U.S. (particularly Italy, Spain, Portugal, and Greece) and the average length of time it takes to collect on Medtronic’s outstanding accounts receivable in these countries. As of April 25, 2014 and April 26, 2013, the aggregate accounts receivable balance for Italy, Spain, Portugal, and Greece, net of allowance for doubtful accounts, was $628 million and $770 million, respectively. Medtronic also continues to monitor the creditworthiness of customers located in these and other geographic areas. In the past, accounts receivable balances with certain customers in these countries accumulated over time and were subsequently settled as large lump sum payments. Although Medtronic does not currently foresee a significant credit risk associated with a material portion of these receivables, repayment is dependent upon the financial stability of the economies of those countries. For certain Greece customers, collectability is not reasonably assured for revenue transactions and Medtronic defers revenue recognition until all revenue recognition criteria are met. As of April 25, 2014 and April 26, 2013, Medtronic’s

remaining deferred revenue balance for certain Greece distributors was $15 million and $21 million, respectively. Outstanding gross receivables from customers outside the U.S. totaled $2.421 billion at April 25, 2014, or 61 percent of total outstanding accounts receivable, and $2.349 billion as of April 26, 2013, or 61 percent of total outstanding accounts receivable.

Quantitative and Qualitative Disclosures about Market Risk

Due to the global nature of Medtronic’s operations, Medtronic is exposed to currency exchange rate changes. In a period where the U.S. dollar is strengthening/weakening as compared to other currencies, Medtronic’s revenues and expenses denominated in foreign currencies are translated into U.S. dollars at a lower/higher value than they would be in an otherwise constant currency exchange rate environment.

Medtronic uses operational and economic hedges, as well as currency exchange rate derivative instruments, to manage the impact of currency exchange rate fluctuations on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate fluctuations, Medtronic enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the contract, the derivative instrument is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. Fluctuations in the currency exchange rates of currency exposures that are unhedged, such as in certain emerging markets, may result in future earnings and cash flow volatility. Medtronic does not enter into currency exchange rate derivative instruments for speculative purposes.

The gross notional amount of all currency exchange rate derivative instruments outstanding at July 25, 2014 and April 25, 2014 was $7.306 billion and $8.051 billion, respectively. At July 25, 2014, these contracts were in an unrealized gain position of $29 million. A sensitivity analysis of changes in the fair value of all foreign currency exchange rate derivative contracts at July 25, 2014 indicates that, if the U.S. dollar uniformly strengthened/weakened by 10 percent against all currencies, the fair value of these contracts would increase/decrease by approximately $538 million. Any gains and losses on the fair value of derivative contracts would generally be offset by gains and losses on the underlying transactions. These offsetting gains and losses are not reflected in the above analysis. Medtronic is also exposed to interest rate changes affecting its investments in interest rate sensitive instruments, which include Medtronic’s marketable debt securities, fixed-to-floating interest rate swap agreements, and forward starting interest rate swap agreements. A sensitivity analysis of the impact on Medtronic’s interest rate sensitive financial instruments of a hypothetical 10 basis point change in interest rates, compared to interest rates as of July 25, 2014, indicates that the fair value of these instruments would correspondingly change by $57 million.

Medtronic has investments in marketable debt securities that are classified and accounted for as available-for-sale. Medtronic’s debt securities include U.S. government and agency securities, foreign government and agency securities, corporate debt securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, debt funds, and auction rate securities. For a discussion of current market conditions and the impact on Medtronic’s financial condition and results of operations, please see “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus and the “Liquidity and Capital Resources” section of “Medtronic Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 178 of this joint proxy statement/prospectus.

For additional discussion of market risk, see “Risk Factors” beginning on page 40 of this joint proxy statement/prospectus and Notes 5 and 9 to Medtronic’s consolidated audited financial statements beginning on pages F-66 and F-80 of this joint proxy statement/prospectus.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

MEDTRONIC’S BUSINESS

Overview

Medtronic is the global leader in medical technology. Medtronic was founded in 1949, incorporated as a Minnesota corporation in 1957, and today serves hospitals, physicians, clinicians, and patients in more than 140 countries worldwide. Medtronic remains committed to a mission written by its founder more than 50 years ago that directs Medtronic “to contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products to alleviate pain, restore health, and extend life.”

Medtronic currently functions in three operating segments that manufacture and sells device-based medical therapies. Medtronic’s operating segments are as follows:

• Cardiac and Vascular Group Cardiac Rhythm Disease Management Coronary Structural Heart Endovascular • Restorative Therapies Group Spine Neuromodulation Surgical Technologies • Diabetes Group

The chart above shows the net sales and percentage of total net sales contributed by each of Medtronic’s operating segments for the fiscal year ended April 25, 2014 (fiscal year 2014). For more information, please see Note 20 to Medtronic’s consolidated audited financial statements beginning on page F-115 of this joint proxy statement/prospectus.

In the first quarter of fiscal year 2015, Medtronic realigned the Cardiac and Vascular Group businesses with a specific focus on comprehensive disease management. This change did not impact Medtronic’s reportable segments or operating segments. Beginning in the first quarter of fiscal year 2015, the Cardiac Rhythm Disease Management business became known as the Cardiac Rhythm & Heart Failure business, the Coronary business and Structural Heart business became known as the Coronary & Structural Heart business, and the Endovascular business became known as the Aortic & Peripheral business.

The results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information in this “Item 1. Business” includes only results from continuing operations (excluding Physio Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 17 to Medtronic’s consolidated audited financial statements beginning on page F-109 of this joint proxy statement/prospectus.

With innovation and market leadership, Medtronic has pioneered advances in medical technology in all of Medtronic’s businesses. Over the last five years, Medtronic’s net sales on a compounded annual growth basis have increased approximately 3 percent, from $15.392 billion in fiscal year 2010 to $17.005 billion in fiscal year

2014. Medtronic’s commitment to enhance Medtronic’s offerings by developing and acquiring new products, wrap-around programs, and solutions to meet the needs of a broader set of stakeholders is driven by the following primary strategies:

•	Therapy Innovation: Delivering strong launch cadence of meaningful therapies and procedures.

•	Globalization: Addressing the inequity in health care access globally, primarily in emerging markets.

•	Economic Value: Becoming a leader in value-based health care by offering new services and solutions to improve outcomes, lower costs by reducing hospitalizations, improve remote clinical management, and increase patient engagement.

Medtronic’s primary customers include hospitals, clinics, third-party health care providers, distributors, and other institutions, including governmental health care programs and group purchasing organizations.

Cardiac and Vascular Group

Cardiac Rhythm Disease Management

CRDM develops, manufactures, and markets products for the diagnosis, treatment, and management of heart rhythm disorders and heart failure, including implantable devices, leads and delivery systems, products for the treatment of AF, products designed to reduce surgical site infections, information systems for the management of patients with CRDM devices, and an integrated health solutions business.

The following are the principal products offered by Medtronic’s CRDM business:

Implantable Cardiac Pacemakers (“Pacemakers”)

A pacemaker is a battery-powered device implanted in the chest that delivers electrical impulses to treat bradycardia, a condition of abnormally slow heart rhythms, usually less than 60 beats per minute, or unsteady heart rhythms that cause symptoms such as dizziness, fainting, fatigue, and shortness of breath. Medtronic’s latest generation of pacemaker systems is compatible with certain MRI machines. These include the Advisa and Revo MRI SureScan models, which have received U.S. FDA approval, and the Advisa and Ensura MRI SureScan models which have received CE Mark approval. Medtronic also continues to market the Adapta product family, which includes the Adapta, Versa, and Sensia models.

Implantable Cardioverter Defibrillators (“ICDs”)

An ICD continually monitors the heart and delivers therapy when an abnormal heart rhythm, such as tachyarrhythmia, or rapid heart rhythm, occurs and leads to sudden cardiac arrest. Medtronic’s latest generation ICD is the Evera MRI SureScan, the first and only ICD system with CE Mark approval for full-body MRI scans which has increased battery longevity, advanced shock reduction technology, and a contoured shape with thin, smooth, edges that better fits inside the body. The Evera system is paired with the reliable Sprint Quattro Secure lead, the only defibrillator lead with more than 10 years of proven performance with active monitoring. In addition to Evera, devices in the ICD family include the Protecta XT/Protecta with SmartShock technology, including the Lead Integrity Alert (“LIA”), an exclusive technology designed to improve the detection of lead fractures, and the Cardia and Egida models. Medtronic also continues to market the Secura, Virtuoso, and Maximo II devices.

Implantable Cardiac Resynchronization Therapy Devices (“CRT-Ds” and “CRT-Ps”)

Implantable CRT devices are CRT-D or are pacing-only (CRT-P). These devices treat heart failure patients by altering the abnormal electrical sequence of cardiac contractions by sending tiny electrical impulses to the lower chambers of the heart to help them beat in a more synchronized fashion. Medtronic’s latest generation of CRT-Ds is the Viva/Brava family that features a new algorithm, called AdaptivCRT, which improves heart failure patients’ response rate to CRT-D therapy, as compared to historical CRT trials, by preserving the patients’

normal heart rhythms and continuously adapting to individual patient needs. Other features of the Viva/Brava portfolio include Ensure CRT, which works to maximize CRT treatment, even during atrial fibrillation, SmartShock technology, increased battery longevity, and OptiVol 2.0 fluid status monitoring. In Europe, Medtronic also has CE Mark approval for Medtronic’s Attain Performa quadripolar leads. Paired with Medtronic’s Viva/Brava Quad CRT-Ds, Attain Performa left-heart leads provide additional options for physicians as they navigate different patient anatomies, optimizing therapy based on the individual needs of heart failure patients. Medtronic’s quadripolar technology is in the clinical evaluation process for U.S. FDA approval. Medtronic’s CRT-D devices also include the Protecta XT/Protecta with SmartShock technology. With respect to CRT-P, Medtronic recently received CE Mark approval for its Viva CRT-P, which includes the AdaptivCRT software. In the U.S., Medtronic’s latest CRT-P devices are Consulta and Syncra.

AF Products

AF is a condition in which the atrium quivers instead of pumping blood effectively. Medtronic’s portfolio of AF products includes the Arctic Front Advance Cardiac Cryoballoon System designed for pulmonary vein isolation in the treatment of patients with drug refractory paroxysmal AF. Additionally, Medtronic has a second-generation CE Mark approved Phased RF System, PVAC Gold, which uses duty cycled, phased radio frequency energy for the treatment of symptomatic paroxysmal persistent and long-standing persistent AF. Medtronic’s Phased RF portfolio, including PVAC Gold, is currently being clinically evaluated by the U.S. FDA.

Diagnostics and Monitoring Devices

The Reveal LINQ is Medtronic’s newest Insertable Cardiac Monitor (“ICM”) System, having recently received U.S. FDA and CE Mark approval. The system is used to record the heart’s electrical activity before, during, and after transient symptoms such as syncope (i.e., fainting) and palpitations to help provide a diagnosis and is the smallest ICM device available for patients. LINQ is 80% smaller than other ICMs. In addition, it has 20% more data memory than its larger predecessor, Reveal XT.

Services and Solutions

Given the market’s shift to value-based health care, Medtronic is expanding its medical device product offerings to include broader health care services and solutions that provide meaningful clinical outcomes and economic value for hospitals, physicians, patients, and payers. Such services and solutions include several different platforms. Medtronic’s Cardiocom products and services include remote monitoring and patient-centered software to enable efficient care coordination and specialized telehealth nurse support. Medtronic’s TYRX products include the recently U.S. FDA cleared AIGISRx R fully resorbable antibacterial envelope and AIGISRx N antibacterial envelope, which are designed to reduce surgical site infections associated with implantable pacemakers, defibrillators, and spinal cord neurostimulators. Medtronic’s Cath Lab Managed Services business is focused on developing novel partnerships with hospitals to provide services directly related to hospital operational efficiency. The business is initially focused on offering services in Europe to manage and modernize catheterization lab (cath lab) facilities, bringing sustainable efficiencies and programs to this critical area of hospital cardiology departments.

Patient Management Tools

Medtronic has a number of patient management tools, such as Patient Home Monitors, CareLink Express, Paceart, and CardioSight Service. CareLink Express is the latest advancement in the care of Medtronic cardiac device patients, enabling transmission of data from their pacemaker, ICD, CRT-D, or Insertable Cardiac Monitor using a portable monitor that is connected to a standard telephone line. Paceart organizes and archives data for cardiac devices from major device manufacturers, serving as the central hub for patients’ device data. CardioSight Service is an in-clinic data access tool available to physicians treating heart failure patients who have one of several types of Medtronic CRT-Ds or ICDs. Patient Home Monitors transfer data from pacemakers, ICDs, and CRT-Ds from patients’ homes to a web-based system that their health care provider can view.

The charts below set forth net sales of Medtronic’s CRDM products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s CRDM products include electrophysiologists, implanting cardiologists, heart failure specialists, and cardiovascular surgeons. Medtronic’s primary competitors in the CRDM business are St. Jude Medical, Inc. (“St. Jude”), Boston Scientific Corp. (“Boston Scientific”), Biotronik, Inc., and Sorin Group (“Sorin”).

Coronary

Coronary includes therapies to treat coronary artery disease (“CAD”) and hypertension. The products contained within this business include coronary stents and related delivery systems, including a broad line of balloon angioplasty catheters, guide catheters, guidewires, diagnostic catheters, and accessories.

The following are the principal products offered by Medtronic’s Coronary business:

Percutaneous Coronary Intervention (“PCI”)

PCI encompasses a variety of procedures used to treat patients with CAD. CAD is commonly treated with balloon angioplasty, which is performed to open narrowed heart vessels by inserting a balloon catheter into the vessel and advancing it to the site of the blockage where it is inflated to widen the obstructed vessel. Balloon angioplasty can be followed up with a coronary stent, a support device which works as scaffolding to keep the vessel open following the intervention. Medtronic’s PCI stent products include Medtronic’s Resolute Integrity, Resolute, and Endeavor drug-eluting stent systems as well as Medtronic’s Integrity, Driver, and Micro-Driver bare metal stent systems.

The charts below set forth net sales of Medtronic’s Coronary products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s Coronary products are interventional cardiologists. Medtronic’s primary competitors in the Coronary business are Abbott Laboratories (“Abbott”) and Boston Scientific.

Structural Heart

The Structural Heart business offers a comprehensive line of products and therapies to treat a variety of heart valve disorders. Medtronic’s products include products for the repair and replacement of heart valves, perfusion systems, positioning and stabilization systems for beating heart revascularization surgery, and surgical ablation products.

The following are the principal products offered by Medtronic’s Structural Heart business:

Transcatheter Heart Valves (“TCVs”)

TCV technology represents a less invasive means to treat heart valve disease and is designed to allow physicians to deliver replacement valves via a catheter through the body’s cardiovascular system, eliminating the need to open the chest. Medtronic’s TCVs include the CoreValve transfemoral aortic valve and Engager transapical aortic valves as well as the Melody pulmonary valve. CoreValve, which is the only TCV system shown to be superior to open-heart surgery, has received U.S. FDA approval for extreme risk patients and CE Mark approval. Medtronic received U.S. FDA approval for CoreValve in high risk patients in June 2014. Medtronic’s next-generation recapturable TCV system, CoreValve Evolut R, is currently being clinically evaluated for CE Mark approval and is expected to begin enrolling in its U.S. Investigational Device Exemption (“IDE”) in the first half of fiscal year 2015. Engager has received CE Mark approval while Melody has received CE Mark approval and U.S. FDA approval under a Humanitarian Device Exemption (“HDE”).

Heart Valves

Medtronic offers a complete line of surgical valve replacement and repair products for damaged or diseased heart valves. Medtronic’s replacement products include both tissue and mechanical valves. Medtronic’s replacement tissue valve product offerings include the Mosaic bioprosthetic stented, Freestyle stentless, Hancock II stented, Enable sutureless tissue (CE Mark countries), and 3f Biological tissue valves. Medtronic’s mechanical valves include the Open Pivot valve. Medtronic’s valve repair products include the Duran Flexible and CG Future Band, CG Composite Annuloplasty Systems, Profile 3D Annuloplasty Ring, Simulus Ring portfolio, and Tri-Ad Annuloplasty Ring.

Arrested Heart Surgery

In conventional coronary artery bypass graft procedures and heart valve surgery, the patient’s heart is temporarily stopped, or arrested. The patient is placed on a circulatory support system that temporarily functions as the patient’s heart and lungs and provides blood flow to the body. Medtronic offers a complete line of blood-handling products that form this circulatory support system and maintain and monitor blood circulation and coagulation status, oxygen supply, and body temperature during arrested heart surgery. Medtronic’s Affinity Fusion oxygenation system received both CE Mark and U.S. FDA approval and is being launched globally. Affinity Fusion incorporates numerous innovations for patient safety and ease of use.

Beating Heart Surgery

To assist physicians performing beating heart surgery, Medtronic offers positioning and stabilization technologies. These technologies include Medtronic’s Starfish 2 and Urchin heart positioners, which are designed to work in concert with Medtronic’s family of Octopus tissue stabilizers.

Surgical Ablation

Medtronic’s Cardioblate surgical ablation system, which includes the Cardioblate LP surgical ablation system, Cardioblate navigator tissue dissector, and Cardioblate Cryoflex system, allows cardiac surgeons to create ablation lines during cardiac surgery.

The charts below set forth net sales of Medtronic’s Structural Heart products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s Structural Heart products are cardiac surgeons and interventional cardiologists. Medtronic’s primary competitors in the Structural Heart business are Edwards, St. Jude, Sorin, Maquet Medical Systems, which is part of the publicly-listed Swedish group of companies GETINGE AB, and Terumo Medical Corporation.

Endovascular

The Endovascular business is comprised of a comprehensive line of products and therapies to treat aortic disease (such as aneurysms, dissections, and transections) as well as peripheral vascular disease (“PVD”). Medtronic’s products include endovascular stent graft systems, peripheral stent and angioplasty systems, and carotid embolic protection systems for the treatment of vascular disease outside the heart.

The following are the principal products offered by Medtronic’s Endovascular business:

Endovascular Stent Grafts

An endovascular stent graft is a minimally invasive device to treat aortic disease such as an aortic aneurysm, which is a weakened and bulging area in the aorta, the major blood vessel that feeds blood to the body. Medtronic’s products are designed to treat aortic aneurysms in either the abdomen (AAA) or thoracic (TAA) regions of the aorta. Medtronic’s product line includes a range of endovascular stent grafts and accessories including the market-leading Endurant II abdominal stent graft system and the Valiant Captivia thoracic stent graft system.

Peripheral Vascular Intervention (PVI)

PVI encompasses a variety of procedures to treat patients with PVD, a narrowing or blockage of vessels outside the heart which impedes blood supply to the brain, kidneys, legs, and other vital organs. Similar to CAD, PVD is commonly treated with balloon angioplasty which can be followed up with a peripheral stent. Medtronic’s primary PVI products include percutaneous angioplasty balloons including the IN.PACT family of drug-coated balloons, as well as stents such as the Complete SE Vascular Stent and the Assurant Cobalt Iliac Stent.

The charts below set forth net sales of Medtronic’s Endovascular products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s Endovascular products include interventional radiologists, vascular surgeons, cardiac surgeons, and interventional cardiologists. Medtronic’s primary competitors in the Endovascular business include Cook, Inc., W. L. Gore & Associates, Inc., Endologix, Inc., TriVascular Technologies, Inc., Lombard Medical, Inc., Abbott, Boston Scientific, C.R. Bard, Inc., and Johnson & Johnson, Inc. (“Johnson & Johnson”).

Restorative Therapies Group

Spine

Medtronic’s Spine business develops, manufactures, and markets a comprehensive line of medical devices and implants used in the treatment of the spine and musculoskeletal system. Medtronic’s products and therapies treat a variety of conditions affecting the spine, including degenerative disc disease, spinal deformity, spinal tumors, fractures of the spine, and stenosis. Medtronic’s Spine business also provides biologic solutions for the orthopedic and dental markets.

Medtronic offers some of the industry’s broadest lines of devices, including a wide range of sophisticated internal spinal stabilization devices, instruments, and biomaterials used in the treatment of spinal conditions. Medtronic’s Spine products are used in spinal fusion of both the thoracolumbar region, referring to the mid to lower vertebrae, and cervical region, or upper spine and neck vertebrae. Products used to treat spinal conditions include rods, pedicle screws, hooks, plates, balloons, cement and interbody devices, as well as biologics products, primarily bone growth substitutes including bone graft extenders and structural allografts such as dowels and wedges. In concert with Medtronic’s Surgical Technologies business, Medtronic offers unique and highly differentiated navigation, neuromonitoring, and power technologies designed for spine procedures.

The following are the principal products offered by Medtronic’s Spine business:

Thoracolumbar Products

Products used to treat conditions in this region of the spine include the CD HORIZON SOLERA and LEGACY Systems, the TSRH 3Dx System, and the T2 Altitude System. In addition, Medtronic offers a number of products that facilitate less invasive thoracolumbar surgeries, including the CD HORIZON SOLERA SEXTANT and LONGITUDE Percutaneous Fixation Systems, the Direct Lateral Access System and corresponding CLYDESDALE Interbody Implant, Xpander II Balloon Kyphoplasty product for vertebral compression fractures, and the METRx System. Other products include AMT interbody implants, Powerease powered surgical instruments, and the NIM-ECLIPSE Spinal System.

Cervical Products

Products used to treat conditions in this region of the spine include the ATLANTIS VISION ELITE Anterior Cervical Plate System, the VERTEX SELECT Reconstruction System, and the PRESTIGE and BRYAN Cervical Artificial Discs.

Kanghui

Kanghui, which was acquired on November 1, 2012, has a broad portfolio of trauma and spine products focused on the growing value segment in China and other emerging markets, and is beginning to expand into large-joint reconstruction.

Biologics Products

Products in Medtronic’s Biologics platform include INFUSE Bone Graft (InductOs in the EU), which contains a recombinant human bone morphogenetic protein, rhBMP-2, for certain spinal, trauma, and oral maxillofacial applications, Demineralized Bone Matrix (“DBM”) products, including MagniFuse, Grafton/Grafton Plus, and PROGENIX, and the MASTERGRAFT family of synthetic bone graft products—Matrix, Putty, and Granules.

The charts below set forth net sales of Medtronic’s Spine products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s Spine products are spinal surgeons, neurosurgeons, orthopedic surgeons, and interventional radiologists. Competitors in this business include DePuySynthes, a Johnson & Johnson Company, Stryker Corporation (“Stryker”), NuVasive, Inc., Globus Medical, Inc., Zimmer Holdings, Inc. (“Zimmer”), Alphatec Holdings, Inc., K2M Group Holdings, Inc., LDR Holding Corporation, Orthofix International N.V., Biomet, Inc., and over 200 smaller competitors and physician-owned distributorships.

Neuromodulation

Medtronic’s Neuromodulation business includes implantable neurostimulation and targeted drug delivery systems for the management of chronic pain, common movement disorders, spasticity, and urologic and gastrointestinal disorders. Neurostimulation uses an implantable medical device, similar to a pacemaker, called a neurostimulator.

The following are the principal products offered by Medtronic’s Neuromodulation business:

Neurostimulation Systems for Chronic Pain

Neurostimulation therapy for chronic pain uses a neurostimulator to deliver mild electrical impulses to the spinal cord, which act to block pain signals from the brain. Medtronic has the largest portfolio of neurostimulation systems in the industry, including rechargeable and non-rechargeable devices and a large selection of leads used to treat chronic back and/or limb pain. Medtronic’s portfolio of products includes pain neurostimulation systems with SureScan MRI Technology, including the RestoreSensor (rechargeable) SureScan MRI, with its proprietary AdaptiveStim technology. Other products include the RestoreULTRA (rechargeable), RestoreADVANCED (rechargeable), and PrimeADVANCED (non-rechargeable) neurostimulation systems.

Implantable Drug Infusion Systems

The SynchroMed II Implantable Infusion System delivers small quantities of drug directly into the intrathecal space surrounding the spinal cord. These devices are used to treat chronic, intractable pain and severe spasticity associated with cerebral palsy, multiple sclerosis, spinal cord and traumatic brain injuries, and stroke.

Deep Brain Stimulation (DBS) Systems

DBS uses a neurostimulator to deliver mild electrical pulses to precisely targeted areas in the brain. DBS is currently approved in many countries around the world for the treatment of the disabling symptoms of essential tremor, Parkinson’s disease, refractory epilepsy (outside the U.S.), severe, treatment-resistant obsessive-compulsive disorder (approved under a HDE in the U.S.), and chronic, intractable primary dystonia (approved under a HDE in the U.S.). Medtronic’s family of Activa Neurostimulators for DBS includes Activa SC (single-channel primary cell), Activa PC (dual channel primary cell), and Activa RC (dual channel rechargeable).

Gastroenterology & Urology Systems

Sacral neuromodulation uses InterStim, a neurostimulator, to help control the symptoms of overactive bladder, (non-obstructive) urinary retention, and chronic fecal incontinence. The InterStim system consists of a thin wire lead and a neurostimulator. After a successful trial stimulation period, the system is implanted under the skin in the upper buttock and delivers mild electrical pulses to stimulate the sacral nerves, which are involved in the control of bladder and bowel function. Enterra Therapy is the only gastric electrical stimulation therapy approved in the U.S. (under a HDE), Europe, and Canada for use in the treatment of intractable nausea and vomiting associated with gastroparesis. The system, which contains a small neurostimulator and two leads, stimulates the smooth muscles of the lower stomach.

The charts below set forth net sales of Medtronic’s Neuromodulation products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use Medtronic’s pain management and movement disorder products are neurosurgeons, neurologists, pain management specialists, anesthesiologists, physiatrists, and spinal surgeons. Medtronic’s primary competitors in this business are Boston Scientific and St. Jude.

The primary medical specialists who use Medtronic’s gastroenterology and urology products are urologists, urogynecologists, gastroenterologists, and colorectal surgeons. Medtronic’s primary competitors in this business are Allergan, Inc., Uroplasty, Inc., and Astellas Pharma, Inc.

Surgical Technologies

Medtronic’s Surgical Technologies business develops, manufactures, and markets products and therapies to treat diseases and conditions of the ear, nose, and throat and certain neurological disorders. In addition, the business develops, manufactures, and markets image-guided surgery and intra-operative imaging systems that facilitate surgical planning during precision cranial, spinal, sinus, and orthopedic surgeries. Medtronic’s Advanced Energy business includes products in the emerging field of advanced energy surgical incision technology, as well as the haemostatic sealing of soft tissue and bone.

The following are the principal products offered by Medtronic’s Surgical Technologies business:

Neurosurgery

The following products treat certain neurological disorders and conditions: Midas Rex Spine Shaver, the Midas Rex MR7 Pneumatic Platform, the Midas Rex Legend EHS High Speed Surgical Drill, the Strata Family of Adjustable Valves for the treatment of Hydrocephalus, Duet External Drainage & Monitoring System, the IPC System, and the Subdural Evacuating Port System. The following Navigation products are used in cranial, spinal, sinus, and orthopedic surgeries: the StealthStation S7 Navigation and i7 Integrated Navigation Systems, the O-arm 2D/3D Surgical Imaging System, and the Polestar Surgical MRI System.

ENT

The following products treat ENT diseases and conditions: Straightshot M4 Microdebrider Handpiece, the IPC system, NIM Nerve Monitoring Systems, Fusion ENT Navigation System, Hydrodebrider Endoscopic Sinus Irrigation System, Meniett Device for Meniere’s Disease, as well as surgical products for Snoring and Obstructive Sleep Apnea.

Advanced Energy

Medtronic’s PEAK Surgery System is a tissue dissection system that consists of the PEAK PlasmaBlade and PULSAR Generator and is cleared for use in a variety of settings, including plastic reconstructive, general surgery, and conditions of ENT. Medtronic’s Aquamantys System uses patented Transcollation technology to provide haemostatic sealing of soft tissue and bone and is cleared for use in a variety of surgical procedures, including orthopedic surgery, spine, solid organ resection and thoracic procedures.

The charts below set forth net sales of Medtronic’s Surgical Technologies products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary customers for Medtronic’s products relating to ENT diseases and conditions are ENT surgeons and the hospitals and clinics where they perform surgery. Competitors in this part of Medtronic’s Surgical Technologies business include Gyrus ACMI (a group company of Olympus Corporation), Stryker, and Johnson & Johnson.

The primary customers for Medtronic’s neurosurgical products are neurosurgeons, spinal surgeons, and the hospitals and clinics where they perform surgery. Competitors include Johnson & Johnson, Stryker, Zimmer, and Integra LifeSciences Holdings Corporation. The primary customers for Medtronic’s image-guided surgery and intra-operative imaging systems are hospitals and clinics. Competitors include BrainLAB, Inc., Stryker, GE Healthcare, Siemens Medical Solutions USA, Inc., and Philips Medical Systems.

The primary customers for Medtronic’s advanced energy products are orthopedic surgeons, spinal surgeons, neurosurgeons, general surgeons, electro physiologists, and the hospitals and clinics where they perform surgery. Competitors include Johnson & Johnson, Covidien plc, ArthroCare Corporation, a Smith & Nephew plc company, Olympus Corporation, Stryker, Conmed Corporation, and B. Braun Medical Inc.

Diabetes Group

Medtronic’s Diabetes business develops, manufactures, and markets advanced, integrated diabetes management solutions that include insulin pump therapy, CGM systems, and therapy management software.

The following are the principal products offered by Medtronic’s Diabetes business:

Integrated Diabetes Management Solutions

Medtronic has the only integrated insulin pump and CGM system in the world. In the U.S., Medtronic offers the MiniMed 530G System featuring Medtronic’s threshold suspend technology, which automatically suspends insulin delivery when glucose levels reach a pre-determined threshold, and newest CGM sensor, Enlite, which is labeled for 6-days and is more comfortable, more accurate, and smaller than Medtronic’s previous generation sensor. Outside the U.S., Medtronic offers its Paradigm Veo System, an integrated system that includes the Low Glucose Suspend feature and is labeled for use with Enlite.

Professional CGM

In addition to Personal CGM (Enlite), Medtronic offers physicians a Professional CGM product called the iPro2/iPro Professional CGM System. Physicians send patients home wearing the iPro2/iPro recorder to capture glucose data, which is later uploaded in a physician’s office to reveal glucose patterns and potential problems, including hyperglycemic and hypoglycemic episodes, which can lead to more informed treatment decisions.

CareLink Therapy Management Software

Medtronic offers web-based therapy management software solutions, including CareLink Personal software for patients and CareLink Pro software, to help patients and their health care providers control their diabetes.

The charts below set forth net sales of Medtronic’s Diabetes products as a percentage of Medtronic’s total net sales for each of the last three fiscal years:

Customers and Competitors

The primary medical specialists who use and/or prescribe Medtronic’s Diabetes products are endocrinologists, diabetologists, and internists. Medtronic’s primary competitors in the Diabetes business are Johnson & Johnson, DexCom, Inc., Insulet Corporation, F. Hoffmann-La Roche Ltd, and Tandem Diabetes Care, Inc.

Research and Development

The markets in which Medtronic participates are subject to rapid technological advances. Constant improvement of products and introduction of new products is necessary to maintain market leadership. Medtronic’s R&D efforts are directed toward maintaining or achieving technological leadership in each of the markets Medtronic serves in order to help ensure that patients using Medtronic’s devices and therapies receive the most advanced and effective treatment possible. Medtronic remains committed to developing technological enhancements and new indications for existing products, and less invasive and new technologies for new and emerging markets to address unmet patient needs. That commitment leads to Medtronic’s initiation and participation in many clinical trials each fiscal year as the demand for clinical and economic evidence remains high. Furthermore, Medtronic expects its development activities to help reduce patient care costs and the length of hospital stays in the future. Medtronic has not engaged in significant customer or government-sponsored research.

During fiscal years 2014, 2013, and 2012, Medtronic spent $1.477 billion (8.7 percent of net sales), $1.557 billion (9.4 percent of net sales), and $1.490 billion (9.2 percent of net sales) on R&D, respectively. Medtronic’s R&D activities include improving existing products and therapies, expanding their indications and applications for use, and developing new products. Medtronic continues to focus on optimizing innovation, improving Medtronic’s R&D productivity, driving growth in emerging markets, evidence generation for Medtronic’s growth platforms, and continues to assess Medtronic’s R&D programs based on their ability to deliver economic value to the customer.

Acquisitions and Investments

Medtronic’s strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products, and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through Medtronic’s R&D efforts, historically, Medtronic has relied, and expect to continue to rely, upon acquisitions, investments, and alliances to provide access to new technologies both in areas served by Medtronic’s existing businesses as well as in new areas and markets.

Medtronic expects to make future investments or acquisitions where Medtronic believes that it can stimulate the development of, or acquire new technologies and products to further, its strategic objectives, and strengthen Medtronic’s existing businesses. Mergers and acquisitions of medical technology companies are inherently risky and no assurance can be given that any of Medtronic’s previous or future acquisitions will be successful or will not materially adversely affect Medtronic’s consolidated results of operations, financial condition, and/or cash flows.

Period Ended July 25, 2014

On July 25, 2014, Medtronic acquired Visualase, a privately held developer of minimally invasive MRI guided laser ablation for surgical applications. Total consideration for the transaction was approximately $97 million. Based upon a preliminary acquisition valuation, Medtronic acquired $66 million of technology-based intangible assets with an estimated useful life of 10 years at the time of acquisition and $49 million of goodwill. The acquired goodwill is not deductible for tax purposes.

On June 20, 2014, Medtronic acquired Corventis, a privately held developer of wearable, wireless technologies for cardiac disease. Total consideration for the transaction was approximately $131 million, including settlement of outstanding debt to Medtronic of $50 million. Based upon a preliminary acquisition valuation, Medtronic acquired $80 million of technology-based intangible assets with an estimated useful life of 16 years at the time of acquisition and $50 million of goodwill. The acquired goodwill is not deductible for tax purposes.

Fiscal Year 2014

On December 30, 2013, Medtronic acquired TYRX, a privately-held developer of antibiotic drug and implanted medical device combinations. TYRX’s products include those designed to reduce surgical site infections associated with implantable pacemakers, defibrillators, and spinal cord neurostimulators. Under the terms of the agreement, the transaction included an initial up-front payment of $159 million, representing a purchase price net of acquired cash, including the assumption and settlement of existing TYRX debt and direct acquisition costs. Total consideration for the transaction was approximately $222 million, which included estimated fair values for product development-based and revenue-based contingent consideration of $25 million and $35 million, respectively. The product development-based contingent consideration includes a future potential payment of $40 million upon achieving certain milestones, and the revenue-based contingent consideration payments equal TYRX’s actual annual revenue growth for Medtronic’s fiscal years 2015 and 2016.

On August 7, 2013, Medtronic acquired Cardiocom, LLC (“Cardiocom”), a privately-held developer and provider of integrated solutions for the management of chronic diseases such as heart failure, diabetes, and hypertension. Cardiocom’s products and services include remote monitoring and patient-centered software to enable efficient care coordination and specialized telehealth nurse support. Total consideration for the transaction was approximately $193 million.

Fiscal Year 2013

On November 1, 2012, Medtronic acquired Kanghui. Kanghui is a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of Kanghui’s cash, was approximately $797 million.

Fiscal Year 2012

On August 31, 2011, Medtronic acquired Salient Surgical Technologies, Inc. (“Salient”). Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient’s devices are used in a variety of surgical procedures, including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. Medtronic had previously invested in Salient and held an 8.9 percent ownership position in the company. In connection with the acquisition of Salient, Medtronic recognized a gain on Medtronic’s previously-held investment of $32 million, which was recorded within acquisition-related items in the consolidated statements of earnings in fiscal year 2012. Net of this ownership position, the transaction value was approximately $452 million.

On August 31, 2011, Medtronic acquired PEAK. PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. Medtronic had previously invested in PEAK and held an 18.9 percent ownership position in the company. In connection with the acquisition of PEAK, Medtronic recognized a gain on its previously-held investment of $6 million, which was recorded within acquisition-related items in the consolidated statements of earnings in fiscal year 2012. Net of this ownership position, the transaction value was approximately $96 million.

Patents and Licenses

Medtronic relies on a combination of patents, trademarks, copyrights, trade secrets, and non-disclosure and non-competition agreements to establish and protect Medtronic’s proprietary technology. Medtronic has filed and obtained numerous patents in the U.S. and abroad, and regularly files patent applications worldwide in Medtronic’s continuing effort to establish and protect its proprietary technology. U.S. patents typically have a 20-year term from the application date while patent protection outside the U.S. varies from country to country. In addition, Medtronic has entered into exclusive and non-exclusive licenses relating to a wide array of third-party technologies. Medtronic has also obtained certain trademarks and trade names for Medtronic’s products to distinguish its genuine products from its competitors’ products, and Medtronic maintains certain details about Medtronic’s processes, products, and strategies as trade secrets. In the aggregate, these intellectual property assets and licenses are of material importance to Medtronic’s business; however, Medtronic believes that no single patent, technology, trademark, intellectual property asset or license is material in relation to any segment of Medtronic’s business as a whole. Medtronic’s efforts to protect Medtronic’s intellectual property and avoid disputes over proprietary rights have included ongoing review of third-party patents and patent applications. For additional information see Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 of this joint proxy statement/prospectus.

Markets and Distribution Methods

Medtronic sells most of its medical devices through direct sales representatives in the U.S. and a combination of direct sales representatives and independent distributors in markets outside the U.S. The three largest markets for Medtronic’s medical devices are the U.S., Western Europe, and Japan. Emerging markets are an area of increasing focus and opportunity as Medtronic believes they remain underpenetrated.

Medtronic’s marketing and sales strategy is focused on rapid, cost-effective delivery of high-quality products to a diverse group of customers worldwide—including physicians, hospitals, other medical institutions, and group purchasing organizations. To achieve this objective, Medtronic organizes its marketing and sales teams around physician specialties. This focus enables Medtronic to develop highly knowledgeable and dedicated sales representatives who are able to foster strong relationships with physicians and other customers and enhance Medtronic’s ability to cross-sell complementary products. Medtronic believes that it maintains excellent working relationships with physicians and others in the medical industry that enable Medtronic to gain a detailed understanding of therapeutic and diagnostic developments, trends, and emerging opportunities and respond quickly to the changing needs of physicians and patients. Medtronic attempts to enhance its presence in the medical community through active participation in medical meetings and by conducting comprehensive training and educational activities. Medtronic believes that these activities contribute to physician expertise.

In keeping with the increased emphasis on cost-effectiveness in health care delivery, the current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power. As a result, transactions with customers have become increasingly significant and more complex. This enhanced purchasing power may also lead to pressure on pricing and increased use of preferred vendors. Medtronic’s customer base continues to evolve to reflect such economic changes across the geographic markets Medtronic serves. Medtronic is not dependent on any single customer for more than 10 percent of Medtronic’s total net sales.

Competition and Industry

Medtronic competes in both the therapeutic and diagnostic medical markets in more than 140 countries throughout the world. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. The product lines in which Medtronic competes face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers offering a limited selection of products. In addition, Medtronic faces competition from providers of alternative medical therapies such as pharmaceutical companies.

Major shifts in industry market share have occurred in connection with product problems, physician advisories, safety alerts, and publications about Medtronic’s products, reflecting the importance of product quality, product efficacy, and quality systems in the medical device industry. In addition, in the current environment of managed care, economically motivated customers, consolidation among health care providers, increased competition, and declining reimbursement rates, Medtronic has been increasingly required to compete on the basis of price. In order to continue to compete effectively, Medtronic must continue to create or acquire advanced technology, incorporate this technology into proprietary products, obtain regulatory approvals in a timely manner, maintain high-quality manufacturing processes, and successfully market these products.

Worldwide Operations

For financial reporting purposes, net sales and property, plant, and equipment attributable to significant geographic areas are presented in Note 20 to Medtronic’s consolidated audited financial statements beginning on page F-115 of this joint proxy statement/prospectus.

Impact of Business Outside of the U.S.

Medtronic’s operations in countries outside the U.S. are accompanied by certain financial and other risks. Relationships with customers and effective terms of sale vary by country, often with longer-term receivables than are typical in the U.S. Foreign currency exchange rate fluctuations can affect revenues, net of expenses, and cash flows from operations outside the U.S. Medtronic uses operational and economic hedges, as well as currency exchange rate derivative contracts, to manage the impact of currency exchange rate changes on earnings and cash flow. See Note 9 to Medtronic’s consolidated audited financial statements beginning on page F-80 of this joint proxy statement/prospectus. In addition, the repatriation of certain earnings of subsidiaries outside the U.S. may result in substantial U.S. tax cost.

Production and Availability of Raw Materials

Medtronic manufactures most of its products at 41 manufacturing facilities located in various countries throughout the world. The largest of these manufacturing facilities are located in Arizona, California, Colorado, Connecticut, Florida, Indiana, Massachusetts, Michigan, Minnesota, New Jersey, Texas, Puerto Rico, Canada, France, Germany, Ireland, Italy, Mexico, The Netherlands, The People’s Republic of China, Singapore, and Switzerland. Medtronic purchases many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. For reasons of quality assurance, sole source availability, or cost effectiveness, certain components and raw materials are available only from a sole supplier. Medtronic works closely with Medtronic’s suppliers to help ensure continuity of supply while maintaining high quality and reliability. Due to the U.S. FDA’s requirements regarding manufacturing of Medtronic’s products, Medtronic may not be able to quickly establish additional or replacement sources for certain components or materials. Generally, Medtronic has been able to obtain adequate supplies of such raw materials and components. However, a sudden or unexpected reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect Medtronic’s operations. Moreover, as directed by Dodd-Frank, the SEC has implemented reporting and disclosure requirements related to the use of certain minerals, known as “conflict minerals”: tantalum, tin, tungsten (or their ores), and gold; which are mined from the Democratic Republic of the Congo and adjoining countries. Pursuant to these requirements, Medtronic is required to report on Form SD the procedures it employs to determine the sourcing of such minerals and metals produced from those minerals. There are costs associated with complying with these disclosure requirements, including for diligence in regards to the sources of any conflict minerals used in Medtronic’s products, in addition to the cost of remediation and other changes to products, processes, or sources of supply as a consequence of such verification activities. In addition, the implementation of these rules could adversely affect the sourcing, supply, and pricing of materials used in Medtronic’s products. As of the date of Medtronic’s conflict minerals report for the 2013 calendar year, Medtronic was unable to obtain the necessary information on conflict minerals from all of its suppliers and were unable to determine that all of its products are conflict free. Medtronic may continue to face difficulties in gathering this information in the future. Medtronic may face reputational challenges if it determines that certain of Medtronic’s products contain minerals not determined to be conflict free or if Medtronic is unable to sufficiently verify the origins for all conflict minerals used in Medtronic’s products through the procedures it implements.

Working Capital Practices

Medtronic’s goal is to carry sufficient levels of inventory to ensure adequate supply of raw materials from suppliers and meet the product delivery needs of Medtronic’s customers. Medtronic also provides payment terms to customers in the normal course of business and rights to return product under warranty to meet the operational demands of Medtronic’s customers.

Employees

On April 25, 2014, Medtronic employed more than 49,000 employees (including full-time equivalent employees). Medtronic’s employees are vital to its success. Medtronic believes it has been successful in attracting and retaining qualified personnel in a highly competitive labor market due to its competitive compensation and benefits, and its rewarding work environment.

Seasonality

Worldwide sales, including U.S. sales, do not reflect any significant degree of seasonality; however, the number of medical procedures incorporating Medtronic products is generally lower during summer months, due to summer vacation schedules in the northern hemisphere, particularly in European countries.

Government Regulation and Other Considerations

Medtronic’s medical devices are subject to regulation by numerous government agencies, including the U.S. FDA and similar agencies outside the U.S. To varying degrees, each of these agencies requires Medtronic to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of its medical devices. Medtronic’s business is also affected by U.S. and foreign patient privacy laws, cost containment initiatives and environmental health and safety laws and regulations. The primary laws and regulations that affect Medtronic’s business are described below.

The laws applicable to Medtronic are subject to change and subject to evolving interpretations. If a governmental authority were to conclude that Medtronic is not in compliance with applicable laws and regulations, Medtronic and its officers and employees could be subject to severe criminal and civil penalties, including substantial fines and damages, and exclusion from participation as a supplier of product to beneficiaries covered by Medicare or Medicaid.

Product Approval Processes

Authorization to commercially distribute a new medical device in the U.S. is generally received in one of two ways. The first, known as pre-market notification or the 510(k) process, requires Medtronic to demonstrate that its new medical device is substantially equivalent to a legally marketed medical device. In this process, Medtronic must submit data that supports its equivalence claim. If human clinical data is required, it must be gathered in compliance with U.S. FDA investigational device exemption regulations. Medtronic must receive an order from the U.S. FDA finding substantial equivalence to another legally marketed medical device before it can commercially distribute the new medical device. Modifications to cleared medical devices can be made without using the 510(k) process if the changes do not significantly affect safety or effectiveness. A very small number of Medtronic’s devices are exempt from pre-market review.

The second, more rigorous process, known as pre-market approval (“PMA”), requires Medtronic to independently demonstrate that the new medical device is safe and effective. Medtronic does this by collecting data regarding design, materials, bench and animal testing, and human clinical data for the medical device. The U.S. FDA will authorize commercial distribution if it determines there is reasonable assurance that the medical device is safe and effective. This determination is based on the benefit outweighing the risk for the population intended to be treated with the device. This process is much more detailed, time-consuming, and expensive than the 510(k) process. A third, seldom used, process for approval exists for humanitarian use devices, intended for patient populations of less than 4,000 patients per year in the U.S. This exemption is similar to the PMA process; however, a full showing of product effectiveness from large clinical trials is not required. The threshold for approving these products is probable benefit and safety.

Many countries outside the U.S. to which Medtronic exports medical devices also subject such medical devices to their own regulatory requirements. Frequently, regulatory approval may first be obtained in a foreign country prior to application in the U.S. due to differing regulatory requirements; however, other countries, such as China, for example, require approval in the country of origin first. Most countries outside of the U.S. require that product approvals be recertified on a regular basis, generally every five years. The recertification process requires that Medtronic evaluate any device changes and any new regulations or standards relevant to the device and, where needed, conduct appropriate testing to document continued compliance. Where recertification applications are required, they must be approved in order to continue selling Medtronic’s products in those countries. Because export control and economic sanctions laws and regulations are complex and constantly changing, Medtronic cannot assure you that laws and regulations may not be enacted, amended, enforced or interpreted in a manner materially impacting Medtronic’s ability to sell or distribute products.

In the EU, a single regulatory approval process exists, and conformity with the legal requirements is represented by the CE Mark. To obtain a CE Mark, defined products must meet minimum standards of performance, safety, and quality (i.e., the essential requirements), and then, according to their classification, comply with one or more of a selection of conformity assessment routes. A notified body assesses the quality management systems of the manufacturer and the product conformity to the essential and other requirements within the medical device directive. Medtronic is subject to inspection by notified bodies for compliance. The competent authorities of the EU countries, generally in the form of their ministries or departments of health, oversee the clinical research for medical devices and are responsible for market surveillance of products once they are placed on the market. Medtronic is required to report device failures and injuries potentially related to product use to these authorities in a timely manner. Various penalties exist for non-compliance with the laws transcribing the medical device directives.

To be sold in Japan, most medical devices must undergo thorough safety examinations and demonstrate medical efficacy before they are granted approval, or “shonin.” The Japanese government, through the Ministry of Health, Labour, and Welfare (“MHLW”), regulates medical devices under the Pharmaceutical Affairs Law (“PAL”). Oversight for medical devices is conducted with participation by the PMDA, a quasi-government organization performing many of the review functions for MHLW. Penalties for a company’s noncompliance with PAL could be severe, including revocation or suspension of a company’s business license and criminal sanctions. MHLW and PMDA also assess the quality management systems of the manufacturer and the product conformity to the requirements of the PAL. Medtronic is subject to inspection for compliance by these agencies.

Medtronic’s global regulatory environment is becoming increasingly stringent and unpredictable, which could increase the time, cost and complexity of obtaining regulatory approvals for Medtronic’s products. Several countries that did not have regulatory requirements for medical devices have established such requirements in recent years and other countries have expanded, or plan to expand, on existing regulations. Certain regulators are requiring local clinical data in addition to global clinical data. While harmonization of global regulations has been pursued, requirements continue to differ significantly among countries. Medtronic expects this global regulatory environment will continue to evolve, which could impact Medtronic’s ability to obtain future approvals for Medtronic’s products, or could increase the cost and time to obtain such approvals in the future. Medtronic cannot assure you that any new medical devices it develops will be approved in a timely or cost-effective manner or approved at all.

Ongoing U.S. FDA Regulations

Both before and after a product is commercially released, Medtronic has ongoing responsibilities under U.S. FDA regulations. The U.S. FDA reviews design and manufacturing practices, labeling and record keeping, and manufacturers’ required reports of adverse experiences and other information to identify potential problems with marketed medical devices. Medtronic is also subject to periodic inspection by the U.S. FDA for compliance with the U.S. FDA’s quality system regulations, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, and servicing of all finished medical devices intended for human use. In addition, the U.S. FDA and other U.S. regulatory bodies (including the Federal Trade Commission, the Office of the Inspector General of the HHS, DOJ, and various state Attorneys General) monitor the manner in which Medtronic promotes and advertises its products. Although surgeons are permitted to use their medical judgment to employ medical devices for indications other than those cleared or approved by the U.S. FDA, Medtronic is prohibited from promoting products for such “off-label” uses and can only market its products for cleared or approved uses. If the U.S. FDA were to conclude that Medtronic is not in compliance with applicable laws or regulations, or that any of its medical devices are ineffective or pose an unreasonable health risk, the U.S. FDA could require Medtronic to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health, order a recall, repair, replacement, or refund of such devices, detain or seize adulterated or misbranded medical devices, or ban such medical devices. The U.S. FDA may also impose operating restrictions, enjoin and/or restrain certain conduct resulting in violations of applicable law pertaining to medical devices, including a hold on approving new devices until issues are resolved to its satisfaction, and assess civil or criminal penalties against Medtronic’s officers, employees, or Medtronic. The U.S. FDA may also recommend prosecution to the DOJ. Conduct giving rise to civil or criminal penalties may also form the basis for private civil litigation by third-party payers or other persons allegedly harmed by Medtronic’s conduct.

Governmental Trade Regulations

The sale and shipment of Medtronic’s products and services across international borders, as well as the purchase of components and products from international sources, subject Medtronic to extensive governmental trade regulations. A variety of laws and regulations, both in the U.S. and in the countries in which Medtronic transacts business, apply to the sale, shipment and provision of goods, services and technology across international borders. Because Medtronic is subject to extensive regulations in the countries in which it operates, Medtronic is subject to the risk that laws and regulations could change in a way that would expose it to additional costs, penalties or liabilities. These laws and regulations govern, among other things, Medtronic’s import and export activities.

The U.S. FDA, in cooperation with U.S. Customs and Border Protection (“CBP”), administers controls over the import of medical devices into the U.S. The CBP imposes its own regulatory requirements on the import of Medtronic’s products, including inspection and possible sanctions for noncompliance. Medtronic is also subject to foreign trade controls administered by several U.S. government agencies, including the Bureau of Industry and Security within the Commerce Department and the Office of Foreign Assets Control within the Treasury Department. Medtronic imports raw materials, components and finished products into the countries in which Medtronic transacts business. Medtronic acts as the import of record in many instances, but Medtronic also sells and ships goods to third parties who are themselves responsible for complying with applicable trade laws and regulations. In Medtronic’s role as importer of record, Medtronic is directly responsible for complying with customs laws and regulations concerning the importation of Medtronic’s raw materials, components and finished products. If third parties violate U.S. FDA or customs laws and regulations when engaging in cross-border transactions involving Medtronic’s products, Medtronic may be subject to varying degrees of liability depending on its participation in the transaction. In addition, the activities of third parties may cause supply chain disruptions and delays in the distribution of Medtronic’s products that impact Medtronic’s business activities.

Many countries, including the U.S., control the export and re-export of goods, technology and services for reasons including public health, national security, regional stability, antiterrorism policies and other reasons. In certain circumstances, approval from governmental authorities may be required before goods, technology or services are exported or re-exported to certain destinations, to certain end-users and for certain end-uses. In addition, international sales of Medtronic’s medical devices that have not received U.S. FDA approval are subject to U.S. FDA export requirements. Some governments may also impose economic sanctions against certain countries, persons or entities. In addition to Medtronic’s need to comply with such regulations in connection with Medtronic’s direct export activities, Medtronic also sells and provides goods, technology and services to agents, representatives and distributors who may export such items to customers and end-users. If third parties violate applicable export control and economic sanctions laws and regulations when engaging in transactions involving Medtronic’s products, Medtronic may be subject to varying degrees of liability dependent upon Medtronic’s participation in the transaction. The activities of Medtronic’s third parties may cause disruption or delays in the distribution and sales of Medtronic’s products, or result in restrictions being placed upon Medtronic’s international distribution and sales of products, which may materially impact Medtronic’s business activities.

Anti-Boycott Laws

Under U.S. laws and regulations, U.S. companies and their controlled-in-fact foreign subsidiaries and affiliates are prohibited from participating or agreeing to participate in unsanctioned foreign boycotts in connection with certain business activities, including the sale, purchase, transfer, shipping or financing of goods or services within the U.S. or between the U.S. and a foreign country. Currently, the U.S. considers the Arab League boycott of Israel to constitute an unsanctioned foreign boycott. Medtronic is responsible for ensuring Medtronic complies with the requirements of U.S. anti-boycott laws for all transactions in which it is involved. If Medtronic or third parties violate U.S. anti-boycott laws and regulations when engaging in transactions involving Medtronic’s products, Medtronic may be subject to varying degrees of liability dependent upon the nature of the transaction and Medtronic’s participation in the transaction. Penalties for any violations of anti-boycott laws and regulations could include criminal penalties and civil sanctions such as fines, imprisonment, debarment from government contracts, loss of export privileges and the denial of certain tax benefits, including foreign tax credits, and foreign subsidiary deferrals.

Patient Privacy Laws

U.S. federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by health care providers. In particular, in April 2003, the HHS published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure, and security of protected health information by “Covered Entities,” which are health care providers that submit electronic claims, health plans, and health care clearinghouses. In 2009, Congress passed the HITECH Act, which modified certain provisions of the HIPAA privacy and security rules for Covered Entities and their Business Associates (which is anyone that performs a service on behalf of a Covered Entity involving the use or disclosure of protected health information and is not a member of the Covered Entity’s workforce). These included directing HHS to publish more specific security standards, and increasing breach notification requirements, as well as tightening certain aspects of the privacy rules. HHS published the final versions of these new rules in January 2013, and Covered Entities and Business Associates were expected to be in compliance by September 2013. In addition, the HITECH Act provided that Business Associates will now be subject to the same security requirements as Covered Entities, and that with regard to both the security and privacy rule, Business Associates will be subject to direct enforcement by HHS, including civil and criminal liability, just as Covered Entities are. In the past, HIPAA has generally affected Medtronic indirectly. Medtronic is generally not a Covered Entity, except for a few units such as Medtronic’s Diabetes business and Medtronic’s health insurance plans. Medtronic only operates as a Business Associate to Covered Entities in a limited number of instances. In those cases, the patient data that Medtronic receives and analyzes may include protected health information. Medtronic is committed to maintaining the security and privacy of patients’ health information and believes that Medtronic meets the expectations of the HIPAA rules. Some modifications to Medtronic’s systems and policies may be necessary, but the framework is already in place. However, the potential for enforcement action against Medtronic is now greater, as HHS can take action directly against Business Associates. Thus, while Medtronic believes it is and will be in substantial compliance with HIPAA standards, there is no guarantee that the government will not disagree. Enforcement actions can be costly and interrupt regular operations of Medtronic’s business. Nonetheless, these requirements affect a limited subset of Medtronic’s business. Medtronic believes the ongoing costs and impacts of assuring compliance with the HIPAA privacy and security rules are not material to Medtronic’s business. In addition, there has been a developing trend of civil lawsuits and class actions brought relating to breaches of consumer data held by large companies. While Medtronic has not been named in any such suits, if a substantial breach or loss of data from Medtronic’s records were to occur, Medtronic could become a target of such litigation.

In 2013, Medtronic provided notification regarding certain records related to patients of Medtronic’s Diabetes business unit. While Medtronic found no evidence of a breach or inadvertent disclosure of the patient records, Medtronic was unable to locate them for retrieval. The HHS Office of Civil Rights contacted Medtronic following the disclosure, as is their regular practice, and Medtronic has provided them information on the issue and Medtronic’s information security practices. In addition, Medtronic, along with two other large medical device manufacturers, discovered an unauthorized intrusion to Medtronic’s systems that was believed to originate from hackers in Asia. Medtronic concluded that the intrusion did not breach any of the databases where it stores patient data. Medtronic received inquiries from some State Attorneys General regarding whether notification to patients was necessary, and provided them information about Medtronic’s analysis and conclusions that patient data was not affected.

Medtronic is also impacted by the privacy requirements of countries outside the U.S. Privacy standards in Europe and Asia are becoming increasingly strict. Enforcement action and financial penalties related to privacy in the EU are growing, and new laws and restrictions are being passed. The management of cross border transfers of information among and outside of EU member countries is becoming more complex, which may complicate Medtronic’s clinical research activities, as well as product offerings that involve transmission or use of clinical data. Medtronic will continue Medtronic’s efforts to comply with those requirements and to adapt Medtronic’s business processes to the standards.

Cost Containment Initiatives

Government and private sector initiatives to limit the growth of health care costs, including price regulation, competitive pricing, bidding and tender mechanics, coverage and payment policies, comparative effectiveness of therapies, technology assessments, and managed-care arrangements, are continuing in many countries where Medtronic does business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical devices and therapies. Government programs, including Medicare and Medicaid, private health care insurance, and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments, tying reimbursement to outcomes, shifting to population health management, and other mechanisms designed to constrain utilization and contain costs. Hospitals, which purchase implants, are also seeking to reduce costs through a variety of mechanisms, including, for example, creating centralized purchasing functions that set pricing and in some cases limiting the number of vendors that can participate in the purchasing program. Hospitals are also aligning interests with physicians through employment and other arrangements, such as gainsharing, where a hospital agrees with physicians to share any realized cost savings resulting from the physicians’ collective change in practice patterns such as standardization of devices where medically appropriate. This has created an increasing level of price sensitivity among customers for Medtronic’s products. Some third-party payers must also approve coverage and set reimbursement levels for new or innovative devices or therapies before they will reimburse health care providers who use the medical devices or therapies. Even though a new medical device may have been cleared for commercial distribution, Medtronic may find limited demand for the device until coverage and sufficient reimbursement levels have been obtained from governmental and private third-party payers. In addition, some private third-party payers require that certain procedures or that the use of certain products be authorized in advance as a condition of reimbursement. International examples of cost containment initiatives and health care reforms in markets significant to Medtronic’s business include Japan, where the government reviews reimbursement rate benchmarks every two years, which may significantly reduce reimbursement for procedures using Medtronic’s medical devices or deny coverage for those procedures. As a result of Medtronic’s manufacturing efficiencies, cost controls and other cost-savings initiatives, Medtronic believes it is well-positioned to respond to changes resulting from the worldwide trend toward cost-containment; however, uncertainty remains as to the nature of any future legislation or other reforms, making it difficult for Medtronic to predict the potential impact of cost-containment trends on future operating results.

Regulations Governing Reimbursement

The delivery of Medtronic’s devices is subject to regulation by HHS and comparable state and non-U.S. agencies responsible for reimbursement and regulation of health care items and services. U.S. laws and regulations are imposed primarily in connection with the Medicare and Medicaid programs, as well as the government’s interest in regulating the quality and cost of health care. Foreign governments also impose regulations in connection with their health care reimbursement programs and the delivery of health care items and services.

U.S. federal health care laws apply when Medtronic or customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally-funded health care programs. The principal U.S.

federal laws include: (1) the Anti-kickback Statute which prohibits offers to pay or receive remuneration of any kind for the purpose of including or rewarding referrals of items or services reimbursable by a federal health care program; (2) the False Claims Act which prohibits the submission of false or otherwise improper claims for payment to a federally-funded health care program, including claims resulting from a violation of the Anti-kickback Statute; (3) the Stark law which prohibits physicians from referring Medicare or Medicaid patients to a provider that bills these programs for the provision of certain designated health services if the physician (or a member of the physician’s immediate family) has a financial relationship with that provider; and (4) health care fraud statutes that prohibit false statements and improper claims to any third-party payer. There are often similar state false claims, anti-kickback, and anti-self-referral and insurance laws that apply to state-funded Medicaid and other health care programs and private third-party payers. In addition, the FCPA can be used to prosecute companies in the U.S. for arrangements with physicians, or other parties outside the U.S. if the physician or party is a government official of another country and the arrangement violates the law of that country.

Environmental Health and Safety Laws

Medtronic is also subject to various environmental health and safety laws and regulations both within and outside the U.S. Like other medical device companies, Medtronic’s manufacturing and other operations involve the use and transportation of substances regulated under environmental health and safety laws including those related to the transportation of hazardous materials. To the best of Medtronic’s knowledge at this time, Medtronic does not expect that compliance with environmental protection laws will have a material impact on its consolidated results of operations, financial position, or cash flows.

Litigation Risks

Patent Litigation. Medtronic operates in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent the manufacture and sale of affected products or result in significant royalty payments in order to continue selling the products. At any given time, Medtronic is involved as both a plaintiff and a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent litigation incidents to Medtronic’s business, Medtronic believes the costs associated with this type of litigation could have a material adverse impact on its consolidated results of operations, financial position, or cash flows. For additional information, see Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 and Note 19 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-35 of this joint proxy statement/prospectus.

Product Liability and Other Claims. Medtronic operates in an industry susceptible to significant product liability claims. These claims may be brought by individuals seeking relief on their own behalf or purporting to represent a class. Medtronic is also susceptible to other litigation, including private securities litigation, shareholder derivative suits and contract litigation. These claims may be asserted against Medtronic in the future based on events Medtronic is not aware of at the present time. For additional information, see Note 18 to Medtronic’s consolidated audited financial statements beginning on page F-110 and Note 19 to Medtronic’s consolidated unaudited financial statements for the period ended July 25, 2014 beginning on page F-35 of this joint proxy statement/prospectus.

Self-Insurance

Medtronic has elected to self-insure most of Medtronic’s insurable risks. Medtronic made this decision based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing numbers of coverage limitations, and dramatically higher insurance premium rates. Medtronic maintains a directors and officers insurance policy providing limited coverage and it continues to monitor the insurance marketplace to evaluate the value to Medtronic of obtaining insurance coverage for other categories of losses in the future. Based on historical loss trends, Medtronic believes that Medtronic’s self-

insurance program accruals and Medtronic’s existing insurance coverage will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. The absence of third-party insurance coverage for other categories of losses increases Medtronic’s exposure to unanticipated claims and these losses could have a material adverse impact on Medtronic’s consolidated earnings, financial condition and/or cash flows.

Properties

Medtronic’s principal offices are owned by Medtronic and located in the Minneapolis, Minnesota metropolitan area. Manufacturing or research facilities are located in Arizona, California, Colorado, Connecticut, Florida, Indiana, Massachusetts, Michigan, Minnesota, New Jersey, Tennessee, Texas, Puerto Rico, Canada, Denmark, France, Germany, Ireland, Israel, Italy, Mexico, The Netherlands, The People’s Republic of China, Singapore, and Switzerland. Medtronic’s total manufacturing and research space is approximately 4.5 million square feet. Approximately 40 percent of the manufacturing or research facilities are owned by Medtronic and the balance is leased.

Medtronic also maintains sales and administrative offices in the U.S. at 39 locations in 25 states or jurisdictions and outside the U.S. at 118 locations in 50 countries. Most of these locations are leased. Medtronic is using substantially all of its currently available productive space to develop, manufacture, and market its products. Medtronic’s facilities are in good operating condition, suitable for their respective uses, and adequate for current needs.

DIRECTORS OF MEDTRONIC

Richard H. Anderson, age 59, has been a director since 2002. Mr. Anderson has been Chief Executive Officer of Delta Air Lines, Inc., a commercial airline, since 2007. He was Executive Vice President of United Health Group Incorporated, a diversified health care company, and President, Commercial Services Group, of United Health Group Incorporated from 2006 to 2007, Executive Vice President of United Health Group and Chief Executive Officer of its Ingenix subsidiary from 2004 until 2006. Mr. Anderson was Chief Executive Officer of Northwest Airlines Corporation from 2001 to 2004. Northwest Airlines Corporation and Delta Air Lines, Inc. filed for bankruptcy in 2005, which is within two years of Mr. Anderson serving as an executive officer of each company. Mr. Anderson serves on the board of directors of Delta Air Lines, Inc.

Scott C. Donnelly, age 53, has been a director since 2013. Mr. Donnelly is Chairman, President and Chief Executive Officer of Textron, Inc., a producer of aircraft, defense and industrial products. Mr. Donnelly joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009, became Chief Executive Officer of Textron in December 2009 and Chairman of the Board in September 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company’s aviation business unit, GE Aviation, a leading maker of commercial and military jet engines and components as well as integrated digital, electric power and mechanical systems for aircraft. Prior to July 2005, Mr. Donnelly held various other management positions since joining General Electric in 1989.

Omar Ishrak, age 58, has been a director since 2011. Mr. Ishrak has been Chairman and Chief Executive Officer of Medtronic since 2011. Prior to joining Medtronic, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a comprehensive provider of medical imaging and diagnostic technology and a division of GE Healthcare, from 2009 to 2011. Before that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Shirley Ann Jackson, Ph.D., age 67, has been a director since 2002. Dr. Jackson has been President of Rensselaer Polytechnic Institute, a technological research university, since 1999. She was Chair of the U.S. Nuclear Regulatory Commission under President Clinton from 1995 to 1999, and Professor of Physics at Rutgers University and consultant to AT&T Bell Laboratories from 1991 to 1995. Dr. Jackson currently serves as a member of the President’s Council of Advisors on Science and Technology, appointed by President Obama in 2009. She is a member of the National Academy of Engineering and the American Philosophical Society and a Fellow of the American Academy of Arts and Sciences, the American Association for the Advancement of Science, and the American Physical Society. She is a trustee of the Brookings Institution, a Life Trustee of M.I.T. and a member of the Council on Foreign Relations. She is also a director of FedEx Corporation, a global courier delivery company, Marathon Oil Corporation, a company with international operations in exploration and production, oil sands mining and integrated gas, Public Service Enterprise Group, a publicly owned gas and electric utility company in the state of New Jersey, and International Business Machines Corporation, a multinational technology and consulting corporation. Within the past five years, Dr. Jackson also served as a director of NYSE Euronext, a multinational financial services corporation.

Michael O. Leavitt, age 63, has been a director since 2011. Governor Leavitt has been founder and Chairman of Leavitt Partners, a healthcare and food safety consulting firm, since 2009. Prior to that he was the United States Secretary of Health and Human Services from 2005 to 2009; Administrator of the Environmental Protection Agency from 2003 to 2005; and Governor of Utah from 1993 to 2003.

James T. Lenehan, age 65, has been a director since 2007. Mr. Lenehan served as President of Johnson & Johnson, an international pharmaceutical company, from 2002 until 2004 when he retired after 28 years of service to Johnson & Johnson. During those 28 years, Mr. Lenehan also served as Vice Chairman of Johnson & Johnson from 2000 until 2004; Worldwide Chairman of Johnson & Johnson’s Medical Devices and Diagnostics Group from 1999 until he became Vice Chairman of the Board; and Worldwide Chairman, Consumer

Pharmaceuticals & Professional Group. Mr. Lenehan has been a financial consultant since 2004. Within the past five years, Mr. Lenehan served as a director of Talecris Biotherapeutics Holding Corp, a global biopharmaceutical company.

Elizabeth G. Nabel, M.D., age 62, has been a director since September 16, 2014. Dr. Nabel has been President of Brigham & Women’s Hospital since 2010. She is also a professor of Medicine at Harvard Medical School. Previously, Dr. Nabel served for ten years at the National Institutes of Health where she held a variety of roles, including director of the National Heart, Lung and Blood Institute. Dr. Nabel is an elected member of the Institute of Medicine of the National Academy of Sciences.

Denise M. O’Leary, age 57, has been a director since 2000. Ms. O’Leary has been a private venture capital investor in a variety of early stage companies since 1996. Ms. O’Leary is also a director of American Airlines Group, Inc., a commercial airline, and Calpine Corporation, a national power generation company based in the United States. She was a member of the Stanford University Board of Trustees from 1996 through 2006, where she chaired the Committee of the Medical Center. Within the past five years, Ms. O’Leary served as a director of US Airways Group, Inc., a commercial airline.

Kendall J. Powell, age 60, has been a director since 2007. Mr. Powell has been Chairman of General Mills, Inc., an international producer, marketer and distributor of cereals, snacks and processed foods, since 2008 and Chief Executive Officer of General Mills, Inc. since 2007. He was President and Chief Operating Officer of General Mills, Inc. from 2006 to 2007, and became a director of General Mills, Inc. in 2006; Executive Vice President and Chief Operating Officer, U.S. Retail from 2005 to 2006; and Executive Vice President of General Mills, Inc. from 2004 to 2005. From 1999 to 2004, Mr. Powell was Chief Executive Officer of Cereal Partners Worldwide, a joint venture of General Mills, Inc. and the Nestle Corporation. Mr. Powell joined General Mills, Inc. in 1979.

Robert C. Pozen, age 67, has been a director since 2004. Mr. Pozen was Chairman of MFS Investment Management and a director of MFS Mutual Funds from 2004 until 2011. He previously was Secretary of Economic Affairs for the Commonwealth of Massachusetts in 2003, and John Olin Visiting Professor, Harvard Law School, from 2002 to 2003. He also was Vice Chairman of Fidelity Investments from 2000 to 2001 and President of Fidelity Management & Research from 1997 to 2001. From 2007 to 2008, he was the chairman of the SEC Advisory Committee on Improvements to Financial Reporting and since 2008 he has been a senior lecturer at Harvard Business School. Mr. Pozen currently serves on the board of Nielsen N.V., a global information and measurement company. Within the past five years, Mr. Pozen also served as a director of MFS Investment Management, a global asset manager, MFS Mutual Funds, a global provider of mutual fund services, and BCE Inc., a telecommunications conglomerate and the parent company of Bell Canada.

Preetha Reddy, age 56, has been a director since 2012. Ms. Reddy has been Managing Director of Apollo Hospitals Enterprise Limited, a specialized hospital system in India and a division of The Apollo Group, since 1993. Prior to that she was Joint Managing Director from 1991-1993 and Director of Apollo Hospitals since February 1989. Ms. Reddy serves on several boards under the Apollo Group, an owner of for-profit educational institutions. She is a member of the Wipro Business Leadership Council, and Senior Vice President of the All India Management Association.

MANAGEMENT OF MEDTRONIC

Set forth below are the names and ages of current Section 16(b) executive officers of Medtronic, Inc., as well as information regarding their positions with Medtronic, their periods of service in these capacities, and their business experiences. There are no family relationships among any of the officers named, nor is there any arrangement or understanding pursuant to which any person was selected as an officer.

Omar Ishrak, age 58, has been Chairman and Chief Executive Officer of Medtronic since June 2011. Prior to joining Medtronic, Mr. Ishrak served as President and Chief Executive Officer of GE Healthcare Systems, a division of GE Healthcare, from 2009 to 2011. Before that, Mr. Ishrak was President and Chief Executive Officer of GE Healthcare Clinical Systems from 2005 to 2008 and President and Chief Executive Officer of GE Healthcare Ultrasound and BMD from 1995 to 2004.

Michael J. Coyle, age 51, has been Executive Vice President and Group President, Cardiac and Vascular Group since December 2009. Prior to that, he served as President of the Cardiac Rhythm Management division at St. Jude from 2001 to 2007, and prior positions included serving St. Jude as President of the company’s Daig Catheter division and numerous leadership positions at Eli Lilly & Company.

Gary L. Ellis, age 57, has been Executive Vice President and Chief Financial Officer since April 2014. Prior to that, he was Senior Vice President and Chief Financial Officer from May 2005 to April 2014; Vice President, Corporate Controller and Treasurer from October 1999 to May 2005 and Vice President and Corporate Controller from August 1994 to October 1999. Mr. Ellis joined Medtronic in 1989 as Assistant Corporate Controller and was promoted to Vice President of Finance for Medtronic Europe in 1992, until being named as Corporate Controller in 1994. Mr. Ellis is a member of the board of directors of The Toro Company and past chairman of the American Heart Association.

Richard Kuntz, M.D., age 57, has been Senior Vice President and Chief Scientific, Clinical and Regulatory Officer since August 2009. Prior to that, he was Senior Vice President and President, Neuromodulation from October 2005 to August 2009; and prior to that, he was an interventional cardiologist and Chief of the Division of Clinical Biometrics at Brigham and Women’s Hospital and Associate Professor of Medicine and Chief Scientific Officer of the Harvard Clinical Research Institute. Mr. Kuntz is a member of the board of directors of Tengion, Inc.

Hooman C. Hakami, age 44, joined Medtronic in June 2014 as Executive Vice President and President, Diabetes. Prior to joining Medtronic, he was President and Chief Executive Officer of Detection and Guidance Solutions at GE Healthcare from April 2012 to May 2014. Prior to that, he served as President and Chief Executive Officer of Interventional Systems from July 2009 to April 2012; Global Business Transformation leader for GE Healthcare from December 2008 to July 2009; Vice President and General Manager, Global Ultrasound Services from June 2004 to December 2008. Mr. Hakami started his career with GE and has held the following financial roles: Chief Financial Officer for the Global Ultrasound division from 2001 to 2004; Chief Financial Officer for Clinical and Multi-vendor Services from 1999 to 2001; as well as various finance roles at GE Capital from 1994 to 1999; GE’s Aerospace Division from 1992 to 1994 and GE Power Systems from 1991 to 1992.

Bradley E. Lerman, age 57, joined Medtronic in May 2014 as Senior Vice President, General Counsel and Corporate Secretary. Prior to joining Medtronic, he was Executive Vice President, General Counsel, and Corporate Secretary at Federal National Mortgage Association (Fannie Mae) from October 2012 to May 2014; Senior Vice President and Chief Litigation Counsel at Pfizer Inc. from January 2009 to September 2012; Partner at Winston & Strawn from August 1998 to January 2009; partner at Kirkland & Ellis from March 1996 to July 1998; Associate Independent Counsel from October 1994 to March 1996; and Assistant U.S. Attorney in the Northern District of Illinois from February 1986 to September 1994.

Geoffrey S. Martha, age 44, has been Senior Vice President and Chief Integration Officer since June 2014. Prior to that, he was Senior Vice President of Strategy and Business Development from August 2011 to June 2014. Prior to joining Medtronic, he served as Managing Director of Business Development at GE Healthcare from April 2007 to July 2011; General Manager for GE Capital Technology Finance Services from November 2003 to March 2007; Senior Vice President, Business Development for GE Capital Vendor Financial Services from February 2002 to October 2003; General Manager for GE Capital Colonial Pacific Leasing from February 2001 to January 2002; and Vice President, Business Development for Potomac Federal, the GE Capital federal financing investment bank from May 1998 to January 2001.

Christopher J. O’Connell, age 47, has been Executive Vice President and Group President, Restorative Therapies Group since August 2009. Prior to that, he was Senior Vice President and President, Diabetes from October 2006 to August 2009; President of Medtronic’s Emergency Response Systems division from May 2005 to October 2006; and Vice President of Sales and Marketing of Medtronic’s Cardiac Rhythm Disease Management division from November 2001 to May 2005. Mr. O’Connell has served in various management positions since joining the Company in 1994.

Carol A. Surface, age 48, has been Senior Vice President and Chief Human Resources Officer at Medtronic since September 2013. Prior to that, she was the Executive Vice President and Chief Human Resources Officer at Best Buy Co., Inc. from March 2010 to September 2013, and held a series of HR leadership roles at PepsiCo Inc., from May 2000 to March 2010.

Robert ten Hoedt, age 53, has been Executive Vice President and President, EMEAC since May 2014. Prior to that, he was Senior Vice President and President, EMEA and Canada from 2009 to 2014; Vice President CardioVascular Europe and Central Asia from 2006 to 2009; Vice President and General Manager, Vitatron from 1999 to 2006; Gastro-Uro leader from 1994 to 1999; and Marketing Manager, Neurological from 1991 to 1994.

COMPENSATION OF MEDTRONIC’S NON-EMPLOYEE DIRECTORS

As used in this section, references to the “company,” “we,” “us” or “our” refer to Medtronic (and not, for the avoidance of doubt, to Covidien or New Medtronic).

Director Compensation

The Director Compensation table reflects all compensation awarded to, earned by or paid to Medtronic’s non-employee directors during fiscal year 2014. No additional compensation was provided to Mr. Ishrak for his service as a director on the Board.

Non-Employee Director	Fees Earned or Paid in Cash(1)	Stock Awards	Total
Richard H. Anderson	$103,516	$140,012	$243,528
Scott C. Donnelly(2)	$65,714	$115,052	$180,766
Victor J. Dzau	$80,000	$140,012	$220,012
Shirley Ann Jackson	$99,000	$140,012	$239,012
Michael O. Leavitt	$83,379	$140,012	$223,391
James T. Lenehan	$90,000	$140,012	$230,012
Denise M. O’Leary	$80,000	$140,012	$220,012
Kendall J. Powell	$101,484	$140,012	$241,496
Robert C. Pozen	$95,000	$140,012	$235,012
Preetha Reddy(3)	$60,000	$105,009	$165,009
Jack Schuler(4)	$27,555	$45,409	$72,964

(1)	These numbers reflect pro-rata payments as a result of changes in committee assignments during the fiscal year.
(2)	Mr. Donnelly’s compensation was pro-rated as a result of his appointment to the Board effective July 2013.
(3)	Ms. Reddy’s compensation was reduced by 25% due to her attendance of less than 75% of applicable meetings during the fiscal year.
(4)	Mr. Schuler retired from the Board effective August 22, 2013.

Elizabeth G. Nabel, M.D., was appointed to the Medtronic Board on September 16, 2014, which was during fiscal year 2015.

Fees Earned or Paid in Cash.

The fees earned or paid in cash column represents the amount of annual retainer and annual cash stipend for Board and committee service (prorated for partial year’s service). For fiscal year 2014, the Board’s annual cash retainer was $80,000.

In addition, the Chairs of each of the Nominating and Corporate Governance, Compensation, Finance and Quality and Technology Committees received an annual cash stipend of $10,000. The Chair of the Audit Committee received a cash stipend of $19,000, while all non-chair members of the Audit Committee received an annual cash stipend of $5,000. Finally, the Lead Director received an annual cash stipend of $20,000.

The annual cash retainer, annual cash stipend and special committee fees are paid in two installments—in the middle and at the end of a fiscal year. The annual cash retainer and annual cash stipend are reduced by 25% if a non-employee director does not attend at least 75% of the total meetings of the Board and Board committees on which such director served during the relevant plan year.

Stock Awards.

Directors are granted deferred stock units on the first business day of the fiscal year in an amount equal to $140,000 (on a pro-rata basis for participants who are directors for less than the entire preceding plan year and reduced by 25% for those directors who failed to attend at least 75% of the applicable meetings during such fiscal year) divided by the fair market value of a share of Medtronic common stock on the date of grant. Dividends paid on Medtronic common stock are credited to a director’s stock unit account in the form of additional stock units. The balance in a director’s stock unit account will be distributed to the director in the form of shares of Medtronic common stock upon resignation or retirement from the Board in a single distribution or, at the director’s option, in five equal annual distributions. The stock awards column represents aggregate grant date fair value of the deferred stock units granted in the respective fiscal year as computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718, Compensation—Stock Compensation. Stock Holdings. Non-employee directors held the following shares of restricted stock, stock options, and deferred stock units as of April 25, 2014:

Non-Employee Director	Restricted Stock	Stock Options	Deferred Stock Units
Richard H. Anderson	—	20,043	23,711
Scott C. Donnelly	—	0	0
Victor J. Dzau	—	9,636	15,827
Shirley Ann Jackson	—	8,336	24,528
Michael O. Leavitt	—	0	4,553
James T. Lenehan	—	10,471	17,791
Denise M. O’Leary	—	20,043	25,761
Kendall J. Powell	—	10,061	16,954
Robert C. Pozen(1)	—	4,484	21,271
Preetha Reddy	—	0	1,826

(1)	Does not include 6,714 stock options transferred to adult children.

To align directors’ interests more closely with those of shareholders, the Nominating and Corporate Governance Committee approved the Medtronic, Inc. Stock Ownership and Retention Guidelines pursuant to which non-employee directors are expected to own stock of Medtronic in an amount equal to five times the annual Board retainer fees. Until the ownership guideline is met, the directors must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards. Once the guideline is met, the directors must retain 75% of after tax shares for one year following settlement of equity compensation awards. For stock options, net after-tax profit shares are those shares remaining after payment of the option’s exercise price and income taxes. For share issuances, net gain shares are those remaining after payment of income taxes. Shares retained may be sold on the later of one year after receipt of the shares or until the ownership guidelines are met. In the case of retirement or termination, the shares may be sold after the shorter of the remaining retention period or one year following retirement or termination, as applicable. As of April 25, 2014, all directors were in compliance with the stock ownership and retention policy; however, due to their more recent appointments, Mr. Donnelly and Ms. Reddy are continuing to make progress towards the required ownership guidelines.

Deferrals

Directors may defer all or a portion of their cash compensation through participation in the Medtronic Capital Accumulation Plan Deferral Program, a nonqualified deferred compensation plan designed to allow participants to make contributions of their compensation before taxes are withheld, and to earn returns or incur losses on those contributions based upon allocations of their balances to one or more investment alternatives, which are also investment alternatives that Medtronic offers its employees through its 401(k) Plan.

Complaint Procedure; Communications with Directors

The Sarbanes-Oxley Act of 2002 requires companies to maintain procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Medtronic currently has such procedures in place. Medtronic’s 24-hour, toll-free confidential compliance line is available for the submission of concerns regarding accounting, internal controls or auditing matters. Shareholders may also communicate with Medtronic’s independent directors via e-mail at independentdirectors@medtronic.com. Medtronic’s Lead Director may be contacted via e-mail at leaddirector@medtronic.com. Communications received from shareholders may be forwarded directly to Board members as part of the materials sent before the next regularly scheduled Board meeting, although the Board has authorized management, in its discretion, to forward communications on a more expedited basis if circumstances warrant or to exclude a communication if it is illegal, unduly hostile or threatening or otherwise inappropriate. Advertisements, solicitations for periodical or other subscriptions and other similar communications generally will not be forwarded to the directors.

Our Codes of Conduct

All Medtronic employees, including Medtronic’s Chief Executive Officer and other senior executives, are required to comply with Medtronic’s long-standing Code of Conduct to help ensure that Medtronic’s business is conducted in accordance with the highest standards of ethical behavior. Medtronic’s Code of Conduct covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property and confidential information, as well as requiring strict adherence to all laws and regulations applicable to Medtronic’s business. Employees are required to bring any violations and suspected violations of the Code of Conduct to the attention of Medtronic, through management or Medtronic’s legal counsel or by using Medtronic’s confidential compliance line. Medtronic’s Code of Ethics for Senior Financial Officers, which is a part of the Code of Conduct, includes certain specific policies applicable to Medtronic’s Chief Executive Officer, Chief Financial Officer, Treasurer and Controller and to other senior financial officers designated from time to time by Medtronic’s Chief Executive Officer. These policies relate to internal controls, the public disclosures of Medtronic, violations of the securities or other laws, rules or regulations and conflicts of interest. The members of the Board of Directors are subject to a Code of Business Conduct and Ethics relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations and promotion of ethical behavior.

Our codes of conduct are published on Medtronic’s website, at www.medtronic.com under the Corporate Governance caption in the Investors section, and are available in print to any shareholder who requests them. Medtronic intends to disclose future amendments to, or waivers for directors and executive officers of, Medtronic’s codes of conduct on Medtronic’s website promptly following the date of such amendment or waiver.

MEDTRONIC’S COMPENSATION DISCUSSION AND ANALYSIS

As used in this section, references to the “company,” the “Company,” “we,” “us” or “our” refer to Medtronic (and not, for the avoidance of doubt, to Covidien or New Medtronic).

Overview

Medtronic’s Compensation Discussion and Analysis (“CD&A”) provides information about Medtronic’s business environment, executive compensation philosophy, and the components of its compensation programs for the Named Executive Officers (“NEOs”) noted below. This information helps readers better understand the Summary Compensation Table disclosure that follows after the CD&A.

Fiscal Year 2014 Named Executive Officers

Omar Ishrak	Chairman and Chief Executive Officer
Christopher J. O’Connell	Executive Vice President and President, Restorative Therapies Group
Michael J. Coyle	Executive Vice President and President, Cardiac and Vascular Group
Gary L. Ellis	Executive Vice President and Chief Financial Officer
Carol A. Surface	Senior Vice President and Chief Human Resources Officer

CD&A Executive Summary

Medtronic Business Overview

Medtronic is the world’s largest medical technology company, offering an unprecedented breadth and depth of innovative therapies to fulfill Medtronic’s Mission of alleviating pain, restoring health, and extending life. Last year, more than 10 million people benefited from Medtronic’s medical therapies, which treat cardiac and vascular diseases, diabetes, and neurological and musculoskeletal conditions.

With a global reach that extends to more than 140 countries, Medtronic’s Leadership must have a deep understanding of many universal healthcare challenges. Leaders leverage Medtronic’s experience, extensive partnerships, and the passion of more than 49,000 employees (including full-time equivalent employees) to help transform healthcare worldwide by improving outcomes, expanding access, and enhancing value.

Executive Compensation Philosophy

Our executive compensation programs aim to attract and retain talented executives through competitive pay and benefits as well as aligning compensation with Company performance through a strong pay for performance approach.

•	We attract and retain talented executives by providing market competitive compensation consisting of base salary, target annual cash incentives, and target long-term cash and equity incentives, which Medtronic refers to as target total direct compensation (“TTDC”). Medtronic couples TTDC with comprehensive benefits to support retirement, health and wellness, and other life events. Medtronic’s Compensation Committee benchmarks compensation with a special focus on a select group of companies that best represent Medtronic’s competitive talent market.

•	We emphasize pay for performance by basing least 75% of TTDC on short-term and long-term financial incentives with a heavy emphasis on long-term performance.

•	The goals used for both short-term and long-term incentives align executives with shareholder goals by using annual and three-year performance measures that drive shareholder value. Short-term and long-term incentive goals are derived from Medtronic’s Board-approved annual operating plan and Board-approved long-term strategic plan, respectively.

•	We also emphasize a culture of quality through executives’ annual incentive plan. Payouts are reduced if a quality compliance performance threshold is not achieved. The modifier cannot increase payouts under the annual incentive plan. For fiscal year 2014, the quality modifier was based on reductions in U.S. FDA inspection observations and preventing warning letters; and is designed not to impede proactive quality actions such as product recalls and complaint handling procedures.

The members of the Compensation Committee are all independent directors, and they work closely with an independent outside compensation consulting firm, Frederic W. Cook & Co., Inc. (“Independent Consultant”), to ensure that they approach executive compensation planning with rigor and independence. The Independent Consultant confirms that Medtronic has a competitive, pay for performance compensation program with no problematic pay practices.

Overview of Executive Compensation Components

The following table summarizes the components and approximate weighting of TTDC for Medtronic’s NEOs:

Component	Purpose	Basic Design
Base Salary Weight: Up to 23%	• Market competitive cash compensation	• Targeted at the median of executive compensation comparison group

Annual Incentive Plan (Cash) Weight: Up to 19%	• Pay for performance against annual operating plan goals

•   Targeted at the median of comparison group with actual pay between 0% - 200% of target

•   No minimum guaranteed payout

•   Actual payout based on performance against three equally weighted annual performance goals approved by the Board of Directors:

•   Revenue Growth

•   EPS Growth

•   Cash Flow

Long-Term Incentive Plan

Restricted Stock Units Weight: 19% or Greater	• Stock Ownership and retention component

•   Targeted at the median of executive compensation comparison group

•   Granted annually, vest 100% on 3rd anniversary of grant date

•   Vesting is dependent on achieving a three-year EPS cumulative compound annual growth threshold

•   Subject to clawback and forfeiture policy

•   Subject to stock ownership policy

Component	Purpose	Basic Design
Stock Options Weight: 19% or Greater	• Component to align pay for performance with shareholder value creation

•   Targeted at the median of executive compensation comparison group

•   Granted annually, vest 25% per year starting on 1st anniversary of grant date

•   Subject to clawback and forfeiture policy

•   Subject to stock ownership policy

Long-Term Performance Plan (Cash) Weight: 19% or Greater	• Component to align a portion of cash compensation to longer-term strategic financial goals

•   Targeted at the median of comparison group with actual paid between 0%-200% of target

•   Granted annually

•   Overlapping three fiscal year performance periods

•   Goals set at the start of each performance period

•   No minimum guaranteed payout

•   Actual payout based on performance against two equally weighted, Board-approved long-term goals:

•   Cumulative Revenue Growth

•   Return on Invested Capital

Benefits	• Provide executives with market competitive benefits to support health, retirement, and other life events

•   Retirement Plan

•   Supplemental Retirement and Deferred Compensation Plans

•   Health/Wellness Plan

•   Life and Disability Plan

•   Same programs offered to broad based employee population with the exception of an Executive Physical Exam

Perquisites (Cash)	• $40,000 for CEO • $24,000 for other NEOs	• Paid annually • Modest perquisite to cover expenses such as financial and tax planning, memberships, etc. • No tax gross-up

Important Notes about Executive Compensation Components

We maintain the following compensation practices, which demonstrate Medtronic’s commitment to strong corporate governance:

•	Change-in-Control Policy: Compensation and benefits under Medtronic’s Change-in-Control (“CIC”) policy, which also includes equity awards that are replaced in connection with a change in control, are not triggered solely by a CIC event (“single-trigger”). The compensation and benefits only apply in the event of a CIC when a participant is involuntarily terminated, without cause, or where a participant terminates employment for good reason, within a limited time period following the CIC (“double trigger”). Medtronic’s CIC policy also does not provide for any “golden parachute” excise tax gross-up;

•	Stock Ownership Policy: Medtronic’s policy requires the CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and other NEOs to maintain Medtronic stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, executives must retain the same percentages of after-tax shares for one year following settlement of equity compensation awards. As of July 11, 2014, all NEOs are in compliance with the stock ownership and retention guidelines.

•	Forfeiture Policy: Medtronic’s Stock Award and Incentive Plan provides that stock awards are forfeited when an NEO terminates employment with Medtronic for any reason other than retirement, disability, death, or termination under specific circumstances related to a CIC;

•	Clawback Policy: Compensation policies include significant penalties for misconduct including a broad clawback policy that allows the Company to recapture equity compensation and other incentive awards paid to an executive who engages in misconduct. Misconduct includes, among other things, a violation of the Medtronic Code of Conduct, other fraudulent or illegal activity, violation of post-termination non-competition covenants, unauthorized disclosure of confidential information, and violation of business ethics or other business policies of Medtronic; and

•	Securities Trading Policy: NEOs (along with others) are prohibited from engaging in short sales of Medtronic securities (including share sales against the box) or engaging in purchases or sales of puts, calls or other derivative securities based on Medtronic securities. The policy also prohibits Medtronic’s NEOs from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account or pledging Medtronic securities as collateral for a loan (unless the officers can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities).

Consideration of “Say-on-Pay” and “Say-on-Frequency” Voting Results

The Compensation Committee reviewed shareholder and other stakeholder feedback along with the results of the 2013 shareholder “say-on-pay vote” in making compensation decisions during fiscal year 2014. Efforts to gather stakeholder feedback included periodic outreach to Medtronic’s largest shareholders. Through these discussions Medtronic has heard positive feedback about its executive compensation philosophy and the Proxy disclosure, and there were no concerns about pay practices. Based on this feedback and the 97% say-on-pay approval by shareholders in 2013, the Compensation Committee believes that shareholders support Medtronic’s compensation policies and practices. Therefore, the Compensation Committee continued to apply the same principles in determining fiscal year 2014 compensation actions.

The Compensation Committee and the Board continues to follow the results of the shareholder “say-on-frequency” vote at Medtronic’s 2011 annual meeting of shareholders. Because voters holding a substantial majority of shares expressed a preference for having a say-on-pay vote every year, the Board decided to hold annual say-on-pay votes. Therefore, Medtronic’s next say-on-pay vote will be held at Medtronic’s 2014 annual meeting of shareholders. Medtronic welcomes the input of Medtronic’s shareholders on Medtronic’s compensation policies and compensation program at any time.

FY2014 Business Results

The company reported fiscal year 2014 revenue of $17.005 billion, an increase of 4 percent on a constant currency basis after adjusting for a $175 million negative foreign currency impact or 3 percent as reported. As reported, fiscal year 2014 net earnings were $3.065 billion or $3.02 per diluted share, a decrease of 12 percent and 10 percent, respectively. Fiscal year 2014 non-GAAP net earnings and diluted earnings per share were $3.868 billion and $3.82, flat and an increase of 2 percent, respectively. The GAAP to non-GAAP reconciliation can be found on page 265 of this joint proxy statement/prospectus.

Additionally, Medtronic’s annual incentive plan includes a quality compliance threshold that is intended to align management at all levels of the company with the highest standards of quality. The threshold is set to drive continuous improvement to the company’s already high standards for quality and for FY14, the company missed the threshold by a small amount.

In light of these business results, Medtronic’s annual incentive plan paid NEO’s at 103.53% of their target award and the long-term performance plan paid at 91.12% of their target award. The Annual Incentive Plan percent of target payout includes a five (5) percentage point reduction for not achieving the minimum Quality Compliance Threshold. The chart below shows the relationship between actual performance as a percent of plan performance and actual award payout as a percent of target award payout.

Detailed calculations for the Annual Incentive Plan and the Long-Term performance Plan can be found on pages 263 and 264 of this joint proxy statement/prospectus. In addition to ensuring that the annual and long-term cash incentive plan payouts align with performance, the Compensation Committee evaluates how the amount of annual cash compensation aligns with Medtronic’s performance when ranked against the executive compensation comparator companies. For purposes of this analysis, annual cash compensation represents the actual base salaries and annual bonuses paid for the last completed fiscal year. As shown in the table below for fiscal year 2014, Medtronic’s composite ranking of size, profitability, growth, and shareholder return (each component equally weighted) is at the 60th percentile. Medtronic’s ranking of total annual compensation for the CEO, CFO, and the average for other NEOs is lower than its performance ranking.

One-Year Average Size and Performance Composite Rank				Total Annual Compensation (TAC) Rank ($000)
Size	Profitability	Growth	Shareholder Return	CEO			CFO			Other Named Executive Officers
Johnson & Johnson (JNJ)	GILD	BCR	BSX	BMY	$5,486	150%	PFE	$2,894	144%	AMGN	$2,481	203%
Pfizer (PFE)	PFE	GILD	STJ	PFE	$5,176	129%	AMGN	$2,420	187%	PFE	$2,125	115%
Merck (MRK)	JNJ	JNJ	GILD	GILD	$5,113	150%	LLY	$2,266	137%	GILD	$2,091	150%
3M (MMM)	BCR	AMGN	AGN	AMGN	$5,089	187%	JNJ	$2,117	120%	JNJ	$1,785	122%
Abbott Laboratories (ABT)	MMM	MMM	BCR	ABT	$5,050	104%	BMY	$2,029	125%	LLY	$1,724	137%
Eli Lilly (LLY)	LLY	BMY	MMM	LLY	$4,377	137%	ABT	$1,882	85%	MRK	$1,710	94%
Amgen (AMGN)	AMGN	AGN	BMY	JNJ	$4,334	120%	MRK	$1,600	65%	BAX	$1,650	118%
Medtronic (MDT)	MDT	BAX	MRK	BAX	$4,219	113%	BAX	$1,578	134%	BMY	$1,570	122%
Bristol-Myers Squibb (BMY)	BMY	PFE	MDT	MMM	$3,781	117%	MMM	$1,577	117%	STJ	$1,481	110%
Gilead Sciences (GILD)	BAX	MDT	ZMH	MDT	$3,575	104%	GILD	$1,534	150%	MMM	$1,394	135%
Baxter International (BAX)	AGN	CFN	COV	AGN	$3,188	99%	MDT	$1,498	104%	ABT	$1,322	105%
Covidien (COV)	ZMH	ZMH	JNJ	MRK	$3,120	72%	COV	$1,458	101%	MDT	$1,317	104%
Stryker (SYK)	COV	LLY	BDX	COV	$2,817	101%	BSX	$1,169	115%	BCR	$1,282	172%
Becton Dickinson (BDX)	BDX	SYK	SYK	BCR	$2,543	98%	AGN	$1,123	100%	BDX	$1,225	107%
Allergan (AGN)	STJ	STJ	CFN	STJ	$2,476	114%	BCR	$957	97%	AGN	$1,068	103%
Boston Scientific (BSX)	ABT	COV	PFE	SYK	$2,365	97%	ZMH	$875	83%	COV	$1,059	109%
St. Jude Medical (STJ)	MRK	MRK	LLY	BDX	$2,155	109%	CFN	$832	66%	BSX	$1,001	113%
Zimmer Holdings (ZMH)	SYK	BDX	AMGN	BSX	$2,142	115%	BDX	$806	107%	ZMH	$944	93%
CareFusion (CFN)	CFN	BSX	BAX	CFN	$2,099	66%	SYK	$773	66%	SYK	$901	96%
C.R. Bard (BCR)	BSX	ABT	ABT	ZMH	$1,834	82%	STJ	$749	114%	CFN	$735	69%
MDT Rank = 67%	MDT Rank = 61%	MDT Rank = 54%	MDT Rank = 59%		MDT Rank = 54%			MDT Rank = 47%			MDT Rank = 44%
	Medtronic Composite Rank = 60%						Medtronic Composite Rank = 48%

•	Medtronic Average Other Named Executive Officers represent Messrs. Coyle and O’Connell; Ms. Surface excluded because not a Named Executive Officer for the entire fiscal year 2014

•	Total Annual Compensation (“TAC”) consists of actual base salary paid and annual bonus earned for the last completed fiscal year as reported in the Summary Compensation Table

Summary of Fiscal Year 2014 Compensation Actions

Medtronic uses the same philosophy and process for all employees to align pay with performance. Base salary is positioned within a market median range to ensure competitive compensation based on individual employee factors such as performance, potential, expertise, and experience. The majority of employees receive base salary increases that are aligned with the rate of increase in their market median range. Higher performing employees are eligible to receive larger increases to position salary higher in the market range.

Incentive plan target payouts are positioned at the median of the market with the expectation that actual incentive payouts will appropriately reflect performance against the incentive plan goals.

The following summarizes the NEO compensation actions for fiscal year 2014, based on the competitive market median compensation data, company performance, and individual performance for fiscal year 2013:

FY2014 Target Direct Compensation Changes:

NEO	FY14 Salary Increase	FY13 MIP Target	FY14 MIP Target	FY13 LTIP Target	FY14 LTIP Target
Omar Ishrak	4%	140%	140%	$8.5M	$9.2M
Gary L. Ellis	8%	90%	90%	$2.4M	$2.5M
Christopher J. O’Connell	7%	85%	85%	$2.2M	$2.5M
Michael J. Coyle	8%	85%	85%	$2.2M	$2.3M
Carol A. Surface	N/A	N/A	85%	N/A	$1.4M

MIP = Annual performance-based plan award granted under the Medtronic, Inc. Executive Incentive Plan.

Appointment of Chief Human Resources Officer:

Carol Surface, Ph.D. joined Medtronic in October in the role of Chief Human Resources Officer. Ms. Surface joined from Best Buy Co., Inc. where she held the Chief Human Resources Officer position. The Compensation Committee, advised by the Independent Consultant, reviewed competitive market data to establish Ms. Surface’s compensation package. In addition, one-time new hire components were provided to offset outstanding, unpaid incentive awards at Ms. Surface’s previous employer. The following table summarizes the material components of Ms. Surface’s FY14 compensation:

Component	Amount	Comment
Base Salary	$550,000	Market Median
Annual Incentive Target	85% of Base Salary	Market Median
Long-Term Incentive Target	$1,425,000	Market Median
One-Time Restricted Stock Unit Grant	$3,325,000	Offset lost equity
One-Time Cash Sign-on Bonus	$475,000	Offset lost annual incentive

CEO Compensation Pay for Performance Analysis for Fiscal Year 2014

The chart below shows the relationship between Total Shareholder Return (“TSR”) and CEO total compensation as reported in the Summary Compensation Table on page 271. The information shows that past and present CEO compensation for the last completed five fiscal years was aligned to Medtronic’s TSR over that same time period as well as compared to the total compensation median from Medtronic’s Executive Compensation Comparator Group.

Excluding the effect of one-time, sign-on cash and equity awards for Mr. Ishrak in FY2012, the chart shows that CEO total compensation remained relatively flat from FY2010 through FY2011, in line with a flat TSR over the same time period, decreased in FY2012 in line with a decrease in TSR, and increased from FY2013 through FY2014, in line with the increase in TSR over the same time period. From FY2010 through FY2013, CEO total compensation was conservatively positioned relative to the median total compensation for Medtronic’s executive compensation comparator group, and in FY2014 CEO total compensation was positioned at the median of this group. The one-time, sign-on cash and equity awards for Mr. Ishrak in FY2012 represent a common approach to offset the value of forfeited compensation and benefit value at Mr. Ishrak’s former employer and do not represent components of ongoing total compensation.

The following section provides more detailed information about Medtronic’s executive compensation for fiscal year 2014.

CD&A DETAILED INFORMATION

This section of the CD&A provides details about Medtronic’s executive compensation program design, which was summarized in the preceding Executive Summary section. The section begins with two charts showing the mix of TTDC components, one for the CEO and one for the average of the other NEOs, followed by detailed descriptions of each component with relevant fiscal year 2014 information:

Component Mix of Target Total Direct Compensation

Fiscal Year 2014 Compensation and Incentive Plan Design

Fiscal Year 2014 Annual Base Salaries

Our philosophy is to maintain base salary within a competitive median range. The range allows for pay decisions to take into account individual factors such as performance, potential, expertise, and experience. This is the same approach that is used for all employees.

To establish the median range, the Independent Consultant reporting to the Compensation Committee analyzes proxy information from the executive compensation comparator companies approved by the Committee as the best companies to benchmark competitive pay for Medtronic executives. The analysis identifies the median range using a regression formula to adjust for compensation differences attributed to company size. The Consultant presents to the Committee the analysis that identifies the median base salary range for the CEO and each NEO. Using this market data, the Committee approves base pay increases to maintain base salary within the median range, again, taking into account individual factors such as performance, potential, expertise, and experience.

The table below shows the fiscal year 2014 base salary increases for the CEO and each NEO.

Name	FY2013 Salary (000’s)		FY2014 Salary (000’s)	% Increase
Omar Ishrak		$1,404	$1,460	4%
Gary L. Ellis		$717	$776	8%
Christopher J. O’Connell		$631	$676	7%
Michael J. Coyle		$671	$726	8%
Carol A. Surface	$	N/A	$550	N/A

Fiscal Year 2014 Annual Incentive Target Pay

Using the same analytical approach described for the annual base salary, the Independent Consultant to the Compensation Committee identifies the median range for annual incentive target pay for the CEO and each NEO, which is set as a percentage of annual base salary. For fiscal year 2014, Medtronic did not make changes to CEO or NEO target annual incentive pay that was established in fiscal year 2013. The table below shows CEO and NEO target annual incentive pay as a percentage of base salary.

Name	FY2013 MIP Target	FY2014 MIP Target	% Increase
Omar Ishrak	140%	140%	0%
Gary L. Ellis	90%	90%	0%
Christopher J. O’Connell	85%	85%	0%
Michael J. Coyle	85%	85%	0%
Carol A. Surface	N/A	85%	N/A

Fiscal Year 2014 Annual Incentive Plan Design

Our incentive plan design was established following an extensive review completed by the Compensation Committee, Independent Consultant, and Medtronic management. The review considered shareholder feedback, competitive benchmarking, and Medtronic’s short-term and long-term strategic imperatives. The following details the key design elements:

•	Payout range aligned with market practice. Payout for each incentive plan component starts at 50% of target incentive and is paid up to a maximum of 200% of target incentive.

•	Results below the minimum performance level for a component pay 0% of target incentive for that component. There is no minimum guaranteed payout.

•	Diluted Earnings Per Share performance is a total plan payout qualifier. Results below the minimum performance level for the diluted EPS component result is no plan payout regardless of results for the other components.

•	Target incentive is paid at 100% achievement of three financial targets. As detailed in the next section, these three targets come directly from the Board-approved Annual Operating Plan and represent the best financial measures of annual executive performance expectations.

Fiscal Year 2014 Annual Incentive Plan Performance Measures: At the Compensation Committee’s June 2013 meeting, the Committee approved the targets for each of the three equally weighted performance measures, which come directly from Medtronic’s Board-approved Annual Operating Plan.

The following provides details about the performance measures, including a comparison to Medtronic’s executive compensation comparator company median (if available):

Measure	Rationale	Performance Target	Weight
Revenue Growth (Constant Currency)	Top line growth continues to be a key Company strategy, reflecting market development, market penetration, and market share performance	3.5% growth over Prior Year	1/3 of Payout

Diluted Earnings Per Share Growth (non-GAAP)	Earnings both from operating efficiency and financial management is a key driver of returns to shareholders	$3.84 Per Share; 3.8% over Prior Year	1/3 of Payout

Cash-Flow Indicator	Cash flow generated from operations plus management of short-term receivables, inventory, and payables is a key driver of Medtronic’s ability to re-invest and provide returns to shareholders	$3.802 Billion	1/3 of Payout

Quality Compliance Modifier	Maintain high quality system compliance measured through U.S. FDA inspection results	Maximum Score of 25 Points	Reduces payout by five (5) percentage points

For purposes of the annual incentive calculation, “diluted earnings per share” refers to non-GAAP diluted earnings per share, a measure which includes adjustments for certain charges. A reconciliation of the GAAP to non-GAAP diluted earnings per share is included in the “Adjustments of EPS Results applicable to Short and Long-Term Incentives” section on page 265.

Revenue Growth is defined as the annual growth rate in revenue excluding the effects of foreign exchange rates. The result is expressed as a percentage growth rate.

Cash Flow Indicator is defined as profit after tax exclusive of special charges, plus or minus changes in accounts receivable, inventories, and accounts payable. The cash flow indicator only includes changes in assets and liabilities that best reflect annual operations. This calculation excludes the effects of foreign exchange rates.

Quality Compliance Modifier Performance Threshold uses a score measured as follows:

U.S. FDA Inspections = Average Number of Findings per Inspection X 10 points

Non-Material U.S. FDA Warning Letter = 1 point per finding

Material U.S. FDA Warning Letter = 25 points

Fiscal Year 2014 Long-Term Incentive Plan (“LTIP”) Target Pay

Using the same analytical approach described for annual base salary and short-term incentives, the Independent Consultant identifies the median range for long-term incentive target pay for the CEO and each NEO. Target LTIP is expressed as a fixed dollar value from which the underlying shares are determined based on the market price at the close of business on the grant date.

The target is split equally between three LTIP components; stock options, restricted stock units, and a three-year cash incentive planned called the Long-Term Performance Plan (LTPP). For example, the hypothetical target LTIP of $2,400,000 would be granted as $800,000 stock options (full-value equivalent), $800,000 restricted stock units, and $800,000 under the LTPP. Note that stock options are stated in a full-value equivalent, using a four-to-one conversion ratio for the purposes of setting the LTIP target. This value conversion ratio will differ from Medtronic’s Black-Scholes grant date valuation used for accounting expense purposes under FASB ASC Topic 718.

At the June 2013 Compensation Committee meeting, LTIP targets were approved for fiscal year 2014. The following table shows the target pay for LTIP awards granted in fiscal year 2014 compared to fiscal year 2013.

Name	FY2013 LTIP Target (000’s)		FY2014 LTIP Target (000’s)	% Increase
Omar Ishrak		$8,450	$9,200	8.9%
Gary L. Ellis		$2,400	$2,500	4.2%
Christopher J. O’Connell		$2,200	$2,500	13.6%
Michael J. Coyle		$2,200	$2,300	4.5%
Carol A. Surface	$	N/A	$1,425	N/A

Fiscal Year 2014 Long-Term Incentive Plan Components

Stock Options

Stock options are a performance-based compensation component that ties one-third of the target LTIP value to stock price appreciation and shareholder value creation. Stock options only have value when the market price exceeds the exercise price. All stock option grants have an exercise price that is equal to the Medtronic market close stock price on the date of grant. Stock options have a ten-year term and vest in equal increments of 25% each year beginning one year after the date of grant.

Restricted Stock Units (“RSU”)

Restricted stock units represent the second one-third of the target LTIP value that is primarily intended to deliver a market competitive level of Medtronic stock ownership. The RSU grants cliff vest (100%) on the third anniversary of the grant date. Unlike the more commonly used time-based RSUs, Medtronic’s RSUs include a three-year minimum performance threshold that must be met before the RSUs vest. For fiscal year 2014 RSU grants, the performance threshold was set at an EPS cumulative compound annual growth rate “cumulative CAGR” of 3%. The threshold is intentionally less than Medtronic’s target performance, consistent with the primary stock ownership intention of RSU grants; however, the cumulative CAGR is still a challenging performance threshold.

Long-Term Performance Plan (“LTPP”)

LTPP is a three-year cash incentive plan that is based on long-term measures of Company performance. Medtronic’s LTPP design was established following an extensive review completed by the Compensation Committee, Independent Consultant, and Medtronic management. The review considered shareholder feedback, competitive benchmarking, and Medtronic’s short-term and long-term strategic imperatives.

The primary intent is to tie the final one-third of target long-term incentive pay to longer term financial performance measures that are not influenced by variability in the stock market. LTPP pays a cash award after the end of the three fiscal year performance period, provided a minimum level of diluted EPS is attained. A new LTPP award grant and performance period is established at the beginning of each fiscal year, as part of the LTIP award grant. Because three-year performance periods overlap, performance goals are established at the start of each performance period and, once established, do not change.

The following details the key design elements:

•	Use two measures: three-year revenue growth and three-year return on invested capital (“ROIC”);

•	Align payout range with market practice. Payout for each component starts at 50% of target incentive and is paid up to a maximum of 200% of target incentive;

•	Performance below the minimum threshold for each component pays 0% of target;

•	Revenue growth aligns with expectations communicated to shareholders. Revenue growth is measured using U.S. GAAP reported results to reflect organic and acquired growth, but excludes the effects of foreign currency exchange rates;

•	ROIC uses non-GAAP reported results, typically excluding one-time charges but including operating results from acquisitions and divestitures to reinforce accountability for investment decisions; and

•	ROIC and Revenue Growth are equally weighted (50% each) so that the two measures balance each other.

Fiscal Year 2014—2016 LTPP Performance Measures and Targets

The Compensation Committee approved the LTPP performance measures and targets for fiscal year 2014—2016 at the June 2013 meeting. The following table provides detailed information about each performance measure:

Measure	Rationale	Targets	Weight
Three-year Revenue Growth	Uses a cumulative compound annual growth rate (Cumulative CAGR) over three fiscal years, which is a more rigorous measure of sustained revenue growth.	5% Cumulative CAGR	50%

ROIC	ROIC measures all components of management’s responsibility to generate sustained, long-term returns on invested capital.	14% average ROIC	50%

Revenue growth is measured as a three-year cumulative compound annual growth at constant currency but otherwise including all other GAAP components. ROIC is measured as the GAAP, rolling 12-month profit after tax, excluding one-time items plus interest expense net of tax, divided by the difference of the three-year average asset base less average non-interest bearing liabilities.

Fiscal Year 2014 Annual and Long-Term Incentive Plan Payouts

Fiscal Year 2014 Annual Incentive Plan Results and Payouts

The Committee reviewed performance against the incentive plan targets at its May 2014 meeting and approved the resulting CEO and NEO annual incentive plan payout percentage and payments as follows:

Incentive Plan Payout Percentage:

Measure	Target		Result	Weight	% Payout
Revenue Growth	3.5%		3.5%	33.3%	33.50%
Earnings Per Share	$3.84		$3.82	33.3%	32.47%
Cash Flow Indicator	$3.802B		$3,908B	33.3%	42.57%
Total				100.0%	108.53%
Quality Compliant Modifier (Inspection Performance Score)	25 Points	(1)	28 Points	N/A	-5.00%

Final MIP Payout Percentage					103.53%

(1)	Results must be at or lower than the Target.

Incentive Plan Payments:

Name	FY14 Payout Percent	FY14 Target Incentive(1)	FY14 Actual Award(2)
Omar Ishrak	103.53%	140%	$2,116,385
Gary L. Ellis	103.53%	90%	$723,054
Christopher J. O’Connell	103.53%	85%	$594,883
Michael J. Coyle	103.53%	85%	$638,884
Carol A. Surface(3)	103.53%	85%	$484,003

(1)	Percent of annual base salary.
(2)	Annual base salary multiplied by target incentive multiplied by payout percent.
(3)	Per hire agreement, results based on eligible earnings equal to Ms. Surface’s full-year base salary for FY14.

Fiscal Year 2012—2014 Long-Term Performance Plan (LTPP) Payout Results: At its May 2014 meeting, the Compensation Committee certified the results for the LTPP performance period that began in fiscal year 2012 and was completed at the end of fiscal year 2014. Payments of awards for this LTPP performance period were made during the first fiscal quarter of 2015 and can be found in the “Non-Equity Incentive Plan Compensation” column of the 2014 Summary Compensation Table on page 271.

The table below shows the fiscal year 2012—fiscal year 2014 LTPP performance goals, results, and calculated payout.

Year	Relative Revenue Growth(1)	ROIC(2)
FY2012	4.4%	14.2%
FY2013	2.5%	14.1%
FY2014	2.5%	13.3%
Total/Average	3.1%	13.8%

Relative Revenue Percentile Rank	44th Percentile	13.8%

FY2012—FY2014 Target	50th Percentile	14.0%
Payout Level	88.89%	95.62%
Objective Weight	67%	33%
Weighted Payout Percent	59.56%	31.56%
Total Payout as a Percent of Target		91.12%

(1)	Three-year relative revenue growth is ranked against a select peer group of 19 companies. These 19 companies include the same companies as the Executive Compensation Peer Companies except that pharmaceutical companies and companies not in the health care industry are excluded. The target performance for the three-year relative revenue growth measure is set at the 50th percentile of the comparator companies. Results are interpolated to pay the maximum award at the 75th percentile and the minimum award at the 25th percentile. Performance below the 25th percentile results in no payout for this component. Results are calculated as a cumulative compound annual growth rate and reported in accordance with U.S. GAAP excluding the Physio-Control divestiture.
(2)	Three-year average ROIC is measured against an absolute target, which is established based on Medtronic’s annual operating plan (“AOP”) and analysis of Medtronic comparator companies.

Adjustments of EPS Results applicable to Short and Long-Term Incentives

	Fiscal Year Ended April 25, 2014	Explanation of Non-Recurring Adjustments
Diluted EPS, as reported	$3.02
Significant Non-Recurring Adjustments
Special charges	0.03	After-tax charitable cash donation made to the Medtronic Foundation.

Restructuring charges, net	0.06	After-tax charges related to the fiscal year 2014 restructuring initiative, charges related to the continuation of Medtronic’s fiscal year 2013 restructuring initiative partially offset by the reversal of previous restructuring charges related to Medtronic’s fourth quarter fiscal year 2013 restructuring initiative.

Certain litigation charges, net	0.69	After-tax certain litigation charges, net primarily related to the global patent settlement agreement with Edwards Lifesciences Corporation, accounting charges for probable and reasonably estimable INFUSE product liability litigation, patent and Other Matters litigation, and other litigation.

Acquisition-related items	0.08	Includes impairment of long-lived assets related to the Ardian acquisition, net income related to the change in fair value of contingent consideration payments associated with acquisitions subsequent to April 29, 2009 and IPR&D impairment related to a recent acquisition in the Endovascular business.

Certain tax adjustments	(0.06)	Represents a tax benefit associated with the resolution of certain issues in the fourth quarter of fiscal year 2014 with the IRS. The years under review by the IRS were with respect to fiscal years 2009 through 2011.

Non-GAAP diluted EPS	$3.82

Other Benefits and Perquisites

Medtronic provides broad-based benefit plans to all of its employees, including the NEOs. All employees participate in the same health care plans, and Medtronic does not provide NEOs with any different or additional benefit plans, with the exception of a required executive physical exam and a business allowance. Medtronic NEOs are required to complete a physical exam annually and, in the event that requirement exceeds regular plan coverage, the executives can receive reimbursement for up to $2,000 of the cost that exceeds the regular plan coverage. Medtronic’s business allowance policy is described in detail below. The broad-based benefit plans include:

Qualified Retirement Plans

Medtronic sponsors a number of tax-qualified retirement plans for its employees. In the United States, Medtronic changed its retirement plans effective May 1, 2005 in order to provide then-current employees and employees hired after that date a choice of retirement plans. Employees hired prior to May 1, 2005 had the option of continuing in the final average pay pension plan referred to as the Medtronic Retirement Plan (“MRP”) or electing to participate in one of the new plans. Employees hired after that date choose to participate in one of the new retirement plans: the Personal Pension Account or the Personal Investment Account. The Personal Pension Account is a cash balance plan and, along with the MRP, is part of the Medtronic, Inc. Retirement Plan. The Personal Investment Account is part of Medtronic’s tax-qualified 401(k) Plan. Additional details regarding these plans are provided on page 280 of this joint proxy statement/prospectus.

Supplemental Retirement Plans

The Company offers a Nonqualified Retirement Plan Supplement (“NRPS”) designed to provide all eligible employees, including but not limited to the NEOs, with benefits which supplement those provided under certain of the tax-qualified plans maintained by Medtronic. The NRPS is designed to restore benefits lost under the Personal Pension Account, Personal Investment Account or the Medtronic Retirement Plan due to covered compensation limits established by the Code. The NRPS also restores benefits for otherwise eligible compensation deferred into the Medtronic, Inc. Capital Accumulation Plan Deferral Program (the “Capital Accumulation Plan”). The NRPS provides employees with no greater benefit than they would have received under the qualified plan in which they participate were it not for the covered compensation limits and deferrals into the Capital Accumulation Plan.

Nonqualified Deferred Compensation Plan

The Company provides all vice presidents, including Medtronic’s NEOs, and highly-compensated sales employees, with a market competitive nonqualified deferred compensation plan through the Capital Accumulation Plan. Medtronic’s plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives. These alternatives are the same as those offered in Medtronic’s tax qualified 401(k) Plan for all employees. There are no Company contributions to the plan or Company subsidized returns.

Business Allowance

Medtronic does not provide any perquisites such as Company-provided automobiles, aircraft, club memberships, financial and tax advisors, etc. Medtronic provides NEOs with a market competitive business allowance. The NEOs may spend their business allowance at their discretion for expenses such as financial and tax planning, automobiles or club memberships. The business allowance is paid as taxable income, and Medtronic does not track an executive’s use of his or her business allowance. The annual business allowances provided to Medtronic’s NEOs in fiscal year 2014 ranged from $24,000 to $40,000. These amounts are sometimes a significant part of an expatriate’s total compensation. Additionally, it is occasionally appropriate for NEOs to be accompanied during business travel by their spouses. The expenses associated with such travel, while rare, are considered taxable income. The referenced amounts are included in the “All Other Compensation” column of the Summary Compensation Table.

Change of Control

Compensation in a change-of-control situation is designed: (1) to protect the compensation already earned by executives and to ensure that they will be treated fairly in the event of a change of control; and (2) to help ensure the retention and dedicated attention of key executives critical to the ongoing operation of the Company. Medtronic’s change-of-control policy supports these principles. Medtronic believes shareholders will be best served if the interests of Medtronic’s executive officers are aligned with shareholders’ interests, and Medtronic believes providing change-of-control benefits should incent senior management to objectively evaluate potential mergers or transactions that may be in the best interests of shareholders. Medtronic’s change-of-control agreements are discussed in more detail in the “Potential Payments Upon Termination or Change of Control” section of “Executive Compensation.” Other than Messrs. Coyle and Ishrak’s agreements, Medtronic does not have individual employment contracts with Medtronic’s NEOs relating to compensation other than those associated with a change of control.

Compensation Decision-Making Process

Role of Compensation Committee

The Compensation Committee establishes Medtronic’s compensation philosophy, program design and administration rules, and is the decision-making body on all compensation matters related to Medtronic’s NEOs. The Committee solicits input from an independent outside compensation consultant and relies on the consultant’s advice.

Independent Compensation Consultant

The Compensation Committee has engaged Frederic W. Cook & Co., Inc., an independent outside compensation consulting firm (the “Independent Consultant”), to advise the Compensation Committee on all matters related to executive officer compensation. Specifically, the Independent Consultant conducts an annual competitive market analysis of total compensation for NEOs, provides relevant market data, updates on compensation trends and regulatory developments, and counsels on program designs and specific compensation decisions related to Medtronic’s CEO and other executives.

In June 2013, the Compensation Committee adopted enhanced independence standards for outside consultants that mirror the NYSE listing standards. This policy established an assessment framework to confirm and report on a consultant’s independence. It also requires a consultant to confirm its independent status according to the Compensation Committee’s standards. The Compensation Committee reviews and confirms the independence of its outside consultants on an annual basis.

In light of the new NYSE listing standards, the Compensation Committee has considered the independence of the Independent Consultant. In connection with this process, the Compensation Committee has reviewed, among other items, a letter from the Independent Consultant addressing its independence and the members of the consulting team serving the Committee, including the following factors: (i) other services provided to Medtronic by the Independent Consultant, (ii) fees paid by Medtronic as a percentage of the Independent Consultant’s total revenue, (iii) policies or procedures of the Independent Consultant that are designed to prevent conflicts of interest, (iv) any business or personal relationships between the senior advisor of the consulting team with a member of the Compensation Committee, (v) any Company stock owned by the senior advisor or any member of his immediate family, and (vi) any business or personal relationships between Medtronic’s executive officers and the senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by the Independent Consultant and its senior advisor involved in the engagement did not raise any conflict of interest.

Role of Chief Executive Officer in Compensation Decisions

In making compensation decisions for executive officers reporting to the CEO, the Compensation Committee solicits the views of Medtronic’s CEO and the Independent Consultant. The CEO is not present during Compensation Committee executive sessions, and does not make recommendations to the Compensation Committee, about his own compensation.

Executive Compensation Peer Companies and Competitive Market

The Compensation Committee considers relevant market pay practices when establishing executive compensation levels and evaluating compensation programs including base salary, short-term and long-term incentives. In order to ensure the competitiveness of compensation programs, the Committee has established a peer group of companies for benchmarking purposes. The identification of these companies is based on discussions with, and recommendations from, Frederic W. Cook & Co., Inc. The selection criteria were based on companies in the health care equipment, pharmaceutical, and biotechnology industries that position Medtronic in the median range of the group, on average, in various measures of Company size. The following table lists Medtronic’s executive compensation peer group for fiscal year 2014, including Medtronic’s ranking relative to these companies based on financial data available at the time of consideration:

Company Name	Latest 4 Quarters ($Mil.)		Latest Quarter ($Mil.)		FYE Total Employees	12/31/2013 Market Capital.	Composite Percentile Rank
	Net Revenue	Operating Inc. (EBIT)	Total Assets	Total Equity
Pfizer	$53,027	$18,966	$175,521	$77,969	91,500	$198,515	97%
Johnson & Johnson	$70,515	$18,589	$126,933	$69,804	127,600	$253,416	97%
Merck	$44,450	$8,900	$106,419	$47,419	83,000	$146,477	87%
3M	$30,689	$6,530	$33,604	$17,796	87,677	$94,426	77%
Abbott Laboratories	$27,030	$4,767	$44,132	$23,696	91,000	$59,265	76%
Amgen	$18,086	$6,193	$57,073	$21,728	18,000	$86,031	68%
Medtronic	$16,764	$4,936	$36,468	$18,744	46,659	$57,390	67%
Eli Lilly	$23,262	$5,823	$33,966	$16,887	38,350	$57,459	66%
Bristol-Myers Squibb	$16,135	$2,933	$36,804	$14,726	28,000	$87,538	61%
Baxter International	$14,644	$3,345	$25,250	$7,749	51,000	$37,769	55%
Gilead Sciences	$10,670	$4,497	$22,468	$10,884	5,000	$115,205	50%
Covidien	$10,235	$2,259	$19,918	$9,242	38,500	$30,834	48%
Stryker	$8,891	$2,099	$14,883	$8,737	22,010	$28,434	38%
Becton Dickinson	$8,054	$1,621	$12,149	$5,043	29,979	$21,435	31%
Boston Scientific	$7,126	$929	$16,917	$6,563	24,000	$16,093	29%
Allergan	$6,088	$1,874	$10,145	$6,086	10,800	$33,009	26%
St. Jude Medical	$5,451	$1,441	$9,965	$4,261	15,000	$18,078	18%
Zimmer Holdings	$4,563	$1,349	$9,357	$6,136	9,300	$15,934	14%
CareFusion	$3,543	$660	$8,492	$5,402	15,000	$8,462	8%
C.R. Bard	$3,021	$735	$4,165	$1,504	12,200	$10,433	5%
75th Percentile	$25,146	$6,008	$40,468	$19,762	67,000	$90,982
Mean	$19,236	$4,922	$40,430	$19,033	41,996	$69,674
Median	$10,670	$2,933	$22,468	$9,242	28,000	$37,769
25th Percentile	$6,607	$1,531	$11,147	$6,111	15,000	$19,756
Medtronic Rank	63%	68%	72%	74%	70%	56%

•	Companies are ranked in descending order based on overall average percentile rank.

•	All financial and market data are taken from Standard & Poor’s Compustat Service.

•	Revenue excludes nonoperating income, gain on sale of securities or fixed assets, discontinued operations, excise taxes and royalty income.

•	Operating income (EBIT) excludes special items such as restructuring charges.

Our objective is to establish market competitive compensation within a range on either side of the market median benchmark established for each position compared to Medtronic’s executive compensation peer group. The market median ranges are +/- 15% for base salary and target annual incentives and +/- 20% for Long-Term Incentives and Target Total Direct Compensation. Consistent with Medtronic’s pay-for-performance philosophy, Medtronic establishes an award range for short-term and long-term incentives that generates above-market pay for above-market performance and below-market pay for below-market performance.

In addition to the competitive market information, the Compensation Committee also reviews information about performance, potential, expertise, and experience for each NEO. Base salary decisions are based on these factors to ensure that salaries are market competitive as specified in Medtronic’s compensation philosophy.

Compensation Committee Interlocks and Insider Participation

The members of Medtronic’s Compensation Committee are Kendall J. Powell (Chair), Richard H. Anderson, Scott C. Donnelly, and Denise M. O’Leary. No member of the Compensation Committee during fiscal year 2014 was ever an officer or employee of Medtronic, and no executive officer of Medtronic during fiscal year 2014 served on the Compensation Committee or board of any company that employed any member of Medtronic’s Compensation Committee or Board. During fiscal year 2015, Sarah Powell, a daughter of director Kendall J. Powell, is expected to be employed by Medtronic as a Senior Leadership Development Rotation Program Associate.

Risk Assessment

Compensation policies and practices are also designed to discourage inappropriate risk taking. Mitigating factors with respect to Medtronic’s NEOs include the following:

•	The NEOs are subject to stock ownership guidelines which require Medtronic’s CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and the other NEOs to maintain Medtronic stock equal to three (3) times annual salary. As of July 11, 2014, all directors and NEOs are in compliance with the stock ownership and retention guidelines; however, due to their more recent appointments, Mr. Donnelly and Ms. Reddy are continuing to make progress towards the required ownership guidelines;

•	Incentive plans are more heavily weighted towards long-term performance to reduce the incentive to impact adversely long-term performance in favor of maximizing performance in one year;

•	Improper payments or gains from incentives and equity compensation are subject to clawback;

•	Short-term and long-term cash incentive payments are capped at 200% of target payout;

•	Short-term and long-term cash incentive performance targets are established at the beginning of each performance period and are not subject to change. Short and long-term incentive programs use different measures of performance. Short-term cash incentives focus on annual operating plan financial measures such as revenue growth, earnings per share, and cash flow. Long-term cash incentives measure shareholder three-year ROIC and three-year revenue growth relative Medtronic’s long-term strategic expectations communicated to shareholders; and

•	The Compensation Committee retains discretionary authority to override any incentive plan’s formulaic outcome in the event of unforeseen circumstances.

Share Ownership, Share Retention, and Clawback Policies

Equity Holding

In fiscal year 2012, Medtronic implemented executive stock ownership and retention guidelines that require the CEO to maintain ownership of Medtronic stock equal to six (6) times annual salary and other NEOs to maintain Medtronic stock equal to three (3) times annual salary. Until the ownership guideline is met, the CEO must retain 75% of after-tax Medtronic shares received through settlement of equity compensation awards and other NEOs must retain 50% of such shares. Once the guideline is met, the CEO must retain 75% of after tax shares for one year following settlement of equity compensation awards and other NEO’s must retain 50% of such shares for one year following settlement of equity compensation awards. For purposes of complying with the guidelines, stock is not considered owned if pledged as collateral for a loan. Shares owned outright, legally or beneficially, by an officer or his or her immediate family members, after-tax “in the money” vested but unexercised stock options, after-tax unvested restricted stock units, and shares held in the tax-qualified and nonqualified retirement and deferred compensation plans count towards the guideline. Compliance with these guidelines is measured at the beginning of the first fiscal month of a new fiscal year by the internal team at the Company responsible for handling executive compensation matters and the results of such measurement are reported to the Nominating and Corporate Governance Committee or Compensation Committee, as applicable, after the measurement. On each measurement date, compliance is measured using each executive officer’s base salary then in effect and the average closing price per share of Medtronic’s common stock on the NYSE for the six calendar months preceding the measurement date. As of July XX, 2014, all NEOs are in compliance with the stock ownership and retention policy. For stock options, net after-tax profit shares are those shares remaining after payment of the option’s exercise price and income taxes. For share issuances (restricted stock unit vesting), net gain shares are those shares remaining after payment of income taxes.

Hedging and Pledging Policy

Our insider trading policy prohibits Medtronic’s NEOs and directors (along with others) from engaging in shorts sales of Medtronic securities (including share sales against the box) or engaging in purchases or sales of puts, calls or other derivative securities based on Medtronic securities. The policy also prohibits Medtronic’s NEOs from purchasing Medtronic securities on margin, borrowing against Medtronic securities held in a margin account or pledging Medtronic securities as collateral for a loan (unless the officers can clearly demonstrate the financial capacity to repay the loan without resorting to the pledged securities).

Sale and Transfer of Awards

All stock option, restricted stock, restricted stock unit and performance-based restricted stock/restricted stock unit awards are granted under plans which specifically prohibit the sale, assignment and transfer of awards granted under the plan with limited exceptions such as the death of the award recipient. In addition, the Compensation Committee may allow an award holder to assign or transfer an award.

Incentive Compensation Forfeiture

Medtronic has a comprehensive Incentive Compensation Forfeiture Policy, which is designed to recoup improper payments or gains paid to executive officers. If the Board determines that any executive officer has received an improper payment or gain, which is an incentive payment or grant paid or awarded to the executive officer due to misconduct, the executive officer must return the improper payment or gain to the extent it would not have been paid or awarded had the misconduct not occurred, including interest on any cash payments. “Misconduct” means any material violation of the Medtronic, Inc. Code of Conduct or other fraudulent or illegal activity for which an executive officer is personally responsible as determined by the Board. All executive officers are required to agree to this policy in writing.

Equity Compensation Forfeiture

The Company may require the return or forfeiture of cash and/or shares received or receivable in certain circumstances in which an employee has a termination of employment from the Company or any affiliate. The Company may exercise its ability to require forfeiture of awards if the employee receives or is entitled to receive delivery of shares or proceeds under an equity award program within six months prior to or twelve months following the date of termination of employment if the current or former employee engages in any of the following activities: (a) performing services for or on behalf of any competitor of, or competing with, the Company or any affiliate; (b) unauthorized disclosure of material proprietary information of the Company or any affiliate; (c) a violation of applicable business ethics policies or business policies of the Company or any affiliate; or (d) any other occurrence determined by the Compensation Committee of the Board of Directors.

Tax and Accounting Implications

The Compensation Committee structures the annual and long-term incentive plans in a manner that is intended to preserve Medtronic’s tax deductions under Section 162(m) of the Code. However, the Compensation

Committee may authorize compensation arrangements that are not fully tax-deductible but which promote other important objectives that are in the long-term interests of Medtronic and its shareholders. For example, in certain circumstances, the payment of base salary or business allowance or the vesting of restricted stock units may not be fully deductible.

In addition, the Compensation Committee was aware that the intended payment by Medtronic of the gross-up of the Section 4985 excise tax would reduce the deductibility of certain other compensation of certain covered employees under Section 162(m). See “Excise Tax Gross-Up.”

Finally, the Compensation Committee structures all deferred compensation within the meaning of Section 409A of the Code in a manner that is intended to prevent NEOs from being subject to the excise tax under Section 409A. The Compensation Committee also considers accounting treatment in the design of the long-term incentive plan.

Executive Compensation

2014 Summary Compensation Table

The following table summarizes all compensation for each of the last three fiscal years awarded to, earned by or paid to Medtronic’s Chief Executive Officer, Chief Financial Officer, and three other most highly compensated executive officers during fiscal year 2014 (collectively, the named executive officers or “NEOs”). Please refer to the section entitled “Medtronic’s Compensation Discussion and Analysis” beginning on page 251 of this joint proxy statement/prospectus for a description of the compensation components for Medtronic’s NEOs. A narrative description of the material factors necessary to understand the information in the table is provided below, following the table.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Omar Ishrak	2014	$1,459,080	$—	$3,067,051	$2,658,962	$4,682,931	$198,207	$52,614	$12,118,846
Chairman and Chief	2013	$1,402,962	$—	$2,817,024	$2,099,144	$2,417,098	$165,917	$73,741	$8,975,886
Executive Officer	2012	$1,168,269	$1,553,042	$19,069,565	$2,150,585	$986,958	$—	$97,221	$25,025,639

Gary L. Ellis	2014	$774,866	$—	$833,009	$744,075	$1,452,014	$537,582	$34,940	$4,376,485
Senior Vice President and Chief Financial Officer	2013	$716,461	$—	$800,029	$615,487	$1,302,580	$401,356	$37,186	$3,873,099
	2012	$688,731	$—	$800,008	$632,116	$654,806	$424,302	$150,449	$3,350,412

Christopher J. O’Connell	2014	$675,135	$—	$833,009	$744,075	$1,262,793	$235,502	$35,340	$3,785,854
Executive Vice President & President, Restorative Therapies Group	2013	$630,212	$—	$734,014	$565,564	$1,168,604	$252,198	$37,776	$3,388,368
	2012	$589,769	$—	$734,015	$579,173	$382,243	$239,509	$124,710	$2,649,420

Michael J. Coyle	2014	$724,942	$—	$767,012	$686,416	$1,306,793	$—	$106,257	$3,591,420
Executive Vice President & President, Cardiac and Vascular Group	2013	$670,154	$—	$734,014	$565,564	$1,210,414	$—	$84,549	$3,264,695
	2012	$626,769	$—	$734,015	$579,173	$544,938	$—	$115,317	$2,600,212

Carol A. Surface	2014	$306,731	$475,000	$3,800,057	$412,634	$484,003	$—	$39,661	$5,518,086
Senior Vice President, Chief Human Resources Officer

Salary

The salary column represents the base salary earned by the NEO during the applicable fiscal year. This column includes any amounts that the officer may have deferred under the Capital Accumulation Plan, which deferred amounts also are included in the 2014 Nonqualified Deferred Compensation Table on page 282 of this joint proxy statement/prospectus. Each of the NEOs also contributed a portion of his/her salary to the Medtronic, Inc. Savings and Investment Plan, also referred to as the 401(k) Plan.

Bonus

The bonus column represents the bonus payments made to certain NEOs. Ms. Surface’s 2014 amount represents a one-time $475,000 bonus intended to mitigate the loss of earned, but unpaid compensation, at her previous employer.

Stock Awards

The stock awards column represents aggregate grant date fair value of restricted stock unit awards and performance-based restricted stock units assuming full (maximum) achievement of applicable performance criteria over the performance period (collectively, the “restricted stock awards”) granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. Accordingly, the grant date fair value was determined by multiplying the numbers of restricted stock awards by the closing stock price on the date of grant. For a description of the vesting terms of the stock awards, see the narrative disclosure following the 2014 Grants of Plan-Based Awards table on page 275 and the footnotes to the 2014 Outstanding Equity Awards at Fiscal Year End table on page 277 of this joint proxy statement/prospectus. Additional information regarding the assumptions used to calculate these amounts are incorporated by reference to Note 12 to Medtronic’s consolidated audited financial statements beginning on page F-89 of this joint proxy statement/prospectus.

Option Awards

The option awards column represents the aggregate grant date fair value of stock option awards granted in the respective fiscal year as computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The following table provides the assumptions underlying this estimation:

	Stock Option Grant Date
	August 1, 2011	August 24, 2011	July 30, 2012	October 29, 2012	July 29, 2013	October 28, 2013
Fair value of options granted	$6.89	$6.53	$7.23	$8.05	$11.99	$12.52
Assumption used:
Risk-free rate(1)	1.83%	1.83%	0.91%	1.06%	1.88%	1.86%
Expected volatility(2)	25.95%	25.95%	26.31%	26.18%	25.20%	24.96%
Expected life(3)	6.4yrs	6.4yrs	6.5yrs	6.5yrs	6.4yrs	6.4yrs
Dividend yield(4)	2.78%	2.78%	2.68%	2.50%	2.02%	1.94%

(1)	The risk-free rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals or approximates the expected term of the option.
(2)	The expected volatility is based on a blend of historical volatility and an implied volatility of Medtronic’s common stock. Implied volatility is based on market traded options of Medtronic’s common stock.
(3)	The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option.
(4)	The dividend yield rate is calculated by dividing Medtronic’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

For a description of the vesting terms of the option awards, see the narrative disclosure following the 2014 Grants of Plan-Based Awards table on page 275 and the footnotes to the 2014 Outstanding Equity Awards at Fiscal Year End table on page 277 of this joint proxy statement/prospectus. Additional information regarding the assumptions used to calculate these amounts is included in Note 12 of Medtronic’s consolidated audited financial statement beginning on page F-89 of this joint proxy statement/prospectus.

Non-Equity Incentive Plan Compensation

This column reflects the MIP and LTPP payments earned by the NEOs during the applicable fiscal year(s) and payable subsequent to fiscal year end, including any amounts deferred under the Capital Accumulation Plan (which are included in the 2014 Nonqualified Deferred Compensation table on page 282 of this joint proxy statement/prospectus). The table below reflects the compensation received by the NEO under each plan for the performance period ending through fiscal year 2014.

Name	MIP	2012-2014 LTPP	Total Non-Equity Incentive Plan Compensation
Omar Ishrak	$2,116,385	$2,566,546	$4,682,931
Gary L. Ellis	$723,054	$728,960	$1,452,014
Christopher J. O’Connell	$594,883	$667,910	$1,262,793
Michael J. Coyle	$638,884	$667,910	$1,306,793
Carol A. Surface	$484,003	$—	$484,003

For a more detailed description of the terms of the non-equity incentive plan awards, see page 276 of the Compensation Discussion and Analysis and the narrative disclosure following the 2014 Grants of Plan-Based Awards on page 275 of this joint proxy statement/prospectus.

Change in Pension Value and Nonqualified Deferred Compensation Earnings: This column includes the estimated aggregate increase in the accrued pension benefit under Medtronic’s defined benefit pension plans. The change in the present value of the accrued pension benefit is impacted by variables such as additional years of service, age, pay and the discount rate (4.75% for fiscal 2014; up from 4.55% in fiscal year 2013) used to calculate the present value of the change. The pension values are calculated based on the accrued pension benefits (qualified plan and the non-qualified NRPS) as of April 25, 2014, and the fiscal year-end 2014 ASC 715 disclosure assumptions. Assumptions are described in Note 14 to Medtronic’s consolidated audited financial statements beginning on page F-97 of this joint proxy statement/prospectus. Mr. Ishrak’s value is currently an unvested benefit and subject to additional service requirements. Please see the Pension Benefits table for more information.

All Other Compensation

The all other compensation column includes the following:

Name	Fiscal Year	Perquisites and Other Personal Benefits(1)	Tax Gross-ups(2)	Registrant Contributions to Defined Contribution Plans(3)	Total
Omar Ishrak	2014	$41,674	$1	$10,940	$52,614
Gary L. Ellis	2014	$24,000	$0	$10,940	$34,940
Christopher J. O’Connell	2014	$24,400	$1	$10,940	$35,340
Michael J. Coyle	2014	$24,000	$2	$82,255	$106,257
Carol A. Surface	2014	$13,385	$0	$26,276	$39,661

(1)

This column represents the aggregate incremental cost of the executives’ business allowances, physical exams, and relocation expenses. The value of perquisites and other personal benefits for Mr. Ishrak includes a $40,000 business allowance, and relocation expenses. The value of perquisites and other personal benefits for Messrs. Ellis, O’Connell and Coyle includes a business allowance of $24,000 and for Mr. O’Connell the value also includes a reimbursement for expenses related to a physical exam. Ms. Surface’s amount reflects the prorated portion of her business allowance. All relocation expenses are subject to a clawback requirement if the employee leaves the Company before the second anniversary of the employee’s start of employment, the employee would have to repay all relocation expenses to Medtronic. The Company occasionally allows its executives to use tickets for sporting and special events previously acquired by the Company when no other business use has been arranged. There is no incremental cost to the Company for the use.
(2)	Tax gross-ups for Messrs. Ishrak, O’Connell and Coyle are related to Medtronic’s company-wide Healthy Incentive Rewards Program available to all employees.
(3)	This amount reflects the contribution by Medtronic to match contributions to the Medtronic, Inc. Savings and Investment Plan or 401(k) Plan. Medtronic matches employee contributions of up to 6% of eligible compensation. The plan makes a minimum contribution of $0.50 and a maximum contribution of $1.50, with any contribution over the minimum determined based on diluted EPS performance target levels. The fiscal year 2014 match of $0.715 was based on achievement of an adjusted diluted EPS of $3.82. Amounts for and Mr. Coyle and Ms. Surface also include $71,315 and $15,337, respectively, in Company contributions to the qualified defined contribution ($12,750 for each of Mr. Coyle and Ms. Surface) and nonqualified defined contribution plans ($58,565 for Mr. Coyle and $2,587 for Ms. Surface). For additional information on the nonqualified defined contribution plan, see the 2014 Nonqualified Deferred Compensation table on page 282.

2014 Grants of Plan-Based Awards

The following table summarizes all plan-based award grants to each of the NEOs during fiscal year 2014. Threshold amounts assume attainment of plan performance thresholds. You should refer to the Compensation Discussion and Analysis sections entitled “Fiscal Year 2014 Annual Incentive Plan Design” on page 260 and “Fiscal Year 2014 Long-Term Incentive Plan (LTIP) Target Pay” beginning on page 261 to understand how plan-based awards are determined. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards ($)			Estimated Future Payouts Under Equity Incentive Plan Awards Target (# of shares)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards
				Threshold	Target	Maximum
Omar Ishrak	MIP			$340,772	$2,044,224	$4,088,448
	LTPP			$766,500	$3,066,000	$6,132,000
	OPT	07/29/2013	06/20/2013					221,765	55.32	$2,658,962
	PBRSU	07/29/2013	06/20/2013				55,442			$3,067,051
Gary L. Ellis	MIP			$116,423	$698,400	$1,396,800
	LTPP			$208,250	$833,000	$1,666,000
	OPT	07/29/2013	06/20/2013					60,250	55.32	$722,398
	OPT	07/29/2013	06/20/2013					1,808	55.32	$21,678
	PBRSU	07/29/2013	06/20/2013				15,058			$833,009
Christopher J. O’Connell	MIP			$95,786	$574,600	$1,149,200
	LTPP			$208,250	$833,000	$1,666,000
	OPT	07/29/2013	06/20/2013					60,250	55.32	$722,398
	OPT	07/29/2013	06/20/2013					1,808	55.32	$21,678
	PBRSU	07/29/2013	06/20/2013				15,058			$833,009
Michael J. Coyle	MIP			$102,871	$617,100	$1,234,200
	LTPP			$191,750	$767,000	$1,534,000
	OPT	07/29/2013	06/20/2013					55,441	55.32	$664,738
	OPT	07/29/2013	06/20/2013					1,808	55.32	$21,678
	PBRSU	07/29/2013	06/20/2013				13,865			$767,012
Carol A. Surface	MIP			$77,932	$467,500	$935,000
	LTPP			$118,750	$475,000	$950,000
	OPT	10/28/2013	08/22/2013					32,958	57.65	$412,634
	PBRSU	10/28/2013	08/22/2013				8,240			$475,036
	RSU	10/28/2013	08/22/2013				57,676			$3,325,021

MIP = Annual performance-based plan award granted under the Medtronic, Inc. Executive Incentive Plan.

LTPP = Long-term performance plan award granted under the Medtronic, Inc. 2013 Stock Award and Incentive Plan or the predecessor 2008 Stock Award and Incentive Plan.

OPT = Nonqualified stock options granted under the Medtronic, Inc. 2013 Stock Award and Incentive Plan or the predecessor 2008 Stock Award and Incentive Plan.

PBRSU = Performance-based restricted stock units granted under the Medtronic, Inc. 2013 Stock Award and Incentive Plan or the predecessor 2008 Stock Award and Incentive Plan.

RSU = Restricted stock units granted under the Medtronic, Inc. 2013 Stock Award and Incentive Plan.

Estimated Future Payouts Under Non-Equity Incentive Plan Awards

Amounts in these columns represent future potential cash payments under the 2014-2016 LTPP and 2014 MIP at threshold, target and maximum performance. The LTPP provides for annual grants that are earned over a three-year period. Earned payouts under the LTPP can range from 25% to 200% of the target grant based on Medtronic’s three-year performance relative to the following metrics: three-year cumulative compounded annual revenue growth rate and ROIC (rolling 12-month profit after tax excluding one-time items plus interest expense net of tax all divided by the difference of Average Asset Base and Average Non-Interest Bearing Liabilities for each year averaged over the three-year period). Earned payouts under the MIP can range from 17% to 200% of the target grant based on Company performance relative to annual revenue growth, diluted EPS, a cash flow measure, and a quality performance modifier as described on page 261 of this joint proxy statement/prospectus. The threshold payout levels described above reflect threshold performance achievement for one performance metric in the respective LTPP and MIP. The maximum dollar value that may be paid to any participant in qualified performance-based awards denominated in cash in any fiscal year is $10 million. Both the MIP and LTPP have separate diluted EPS goals to support Medtronic’s compliance with Section 162(m).

Estimated Future Payouts Under Equity Incentive Plan Awards

Amounts in this column represent grants of performance-based restricted stock units (PBRSUs). PBRSUs vest 100% on the third anniversary of the date of grant provided Medtronic achieves a minimum three-year cumulative diluted EPS threshold growth rate. Unvested PBRSUs receive dividend equivalent units (“DEUs”) which are credited and added to the share balance. DEUs are only paid to the extent the underlying PBRSUs are earned. This column also includes a grant of RSUs to Ms. Surface in connection with her joining the Company. The RSUs will vest over four years and are subject to Ms. Surface’s continued employment with the Company.

All Other Option Awards/Exercise or Base Price of Option Awards

The exercise or base price of the stock option grant represents the closing market price of Medtronic common stock on the date of grant. Option awards vest 25% on each anniversary of the date of grant over a four year period.

Grant Date Fair Value of Stock and Option Awards

This column represents the grant date fair value of each equity award granted in fiscal year 2014 computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. For a discussion of the assumptions used in calculating the amount recognized for stock options granted on July 29, 2013 and October 28, 2013, see page 272 of this joint proxy statement/prospectus. Additional information regarding the assumptions used to calculate these amounts is included in Note 12 of Medtronic’s consolidated audited financial statements beginning on page F-89 of this joint proxy statement/prospectus.

2014 Outstanding Equity Awards at Fiscal Year End

The table below reflects all outstanding equity awards made to each of the NEOs that were outstanding at the end of fiscal year 2014. The market or payout value of unearned shares, units or other rights that have not vested equals $58.21, which was the closing price of Medtronic’s common stock on the NYSE on April 25, 2014, and for performance-based restricted stock units and for performance share plan awards presumes that the target performance goals are met.

	OPTION AWARDS					STOCK AWARDS
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Grant Date	Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested
		Exercisable	Unexercisable				Number (#)(1)	Market Value ($)	Number (#)(1)	Market or Payout Value ($)
Omar Ishrak	08/24/2011	161,506	161,507	34.88	08/24/2021	06/13/2011	266,733	15,526,528
	07/30/2012	72,584	217,754	38.81	07/30/2022	06/13/2011			82,561	4,805,876
	07/29/2013	0	221,765	55.32	07/29/2023	08/24/2011			86,072	5,010,251
						07/30/2012			75,378	4,387,753
						07/20/2013			56,255	3,274,604

Gary L. Ellis	10/21/2004	30,000	0	50.00	10/21/2014	08/01/2011			24,447	1,423,060
	10/19/2005	37,011	0	56.74	10/19/2015	07/30/2012			21,407	1,246,101
	10/30/2006	41,068	0	48.70	10/30/2016	07/29/2013			15,279	889,391
	10/29/2007	41,868	0	47.77	10/29/2017
	10/27/2008	55,188	0	36.24	10/27/2018
	08/03/2009	50,112	0	35.92	08/03/2019
	08/02/2010	53,238	17,746	37.53	08/02/2020
	08/01/2011	45,872	45,872	34.88	08/01/2021
	07/30/2012	20,613	61,840	38.81	07/30/2022
	10/29/2012	601	1,803	41.60	10/29/2022
	07/29/2013	0	60,250	55.32	07/29/2023
	07/29/2013	0	1,808	55.32	07/29/2023

Christopher J. O’Connell	10/21/2004	28,000	0	50.00	10/21/2014	08/01/2011			22,430	1,305,650
	04/29/2005	11,423	0	52.70	04/29/2015	07/30/2012			19,641	1,143,303
	10/19/2005	17,625	0	56.74	10/19/2015	07/29/2013			15,279	889,391
	10/30/2006	15,401	0	48.70	10/30/2016
	10/29/2007	17,794	0	47.77	10/29/2017
	10/27/2008	33,113	0	36.24	10/27/2018
	08/03/2009	33,408	0	35.92	08/03/2019
	11/02/2009	27,686	0	36.12	11/02/2019
	08/02/2010	53,238	17,746	37.53	08/02/2020
	08/01/2011	42,030	42,030	34.88	08/01/2021
	07/30/2012	18,887	56,661	38.81	07/30/2022
	10/29/2012	601	1,803	41.60	10/29/2022
	07/29/2013	0	60,250	55.32	07/29/2023
	07/29/2013	0	1,808	55.32	07/29/2023

Michael J. Coyle	02/01/2010	23,175	0	43.15	02/01/2020
	08/02/2010	53,238	17,746	37.53	08/02/2020	08/01/2011			22,430	1,305,650
	08/01/2011	42,030	42,030	34.88	08/01/2021	07/30/2012			19,641	1,143,303
	07/30/2012	18,887	56,661	38.81	07/30/2022	07/29/2013			14,068	818,898
	10/29/2012	601	1,803	41.60	10/29/2022
	07/29/2013	0	55,441	55.32	07/29/2023
	07/29/2013	0	1,808	55.32	07/29/2023

Carol A. Surface	10/28/2013	0	32,958	57.65	10/28/2023	10/28/2013	58,237	3,389,976
						10/28/2013			8,320	484,307

(1)	Amounts in these columns may include dividend equivalents that will be distributed upon distribution of the underlying awards.

The amounts shown in the column entitled “Shares or Units of Stock That Have Not Vested” of the 2014 Outstanding Equity Awards at Fiscal Year End table that corresponds to a June 13, 2011 grant date reflects a time-based restricted stock unit award that vests 100% on the fourth anniversary of the date of grant and an October 28, 2013 time-based restricted stock unit award that vests 14.29% on the first anniversary of the date of grant and 28.57% on the second, third and fourth anniversaries of the grant date. The June 13, 2011 grant to Mr. Ishrak reflects a performance based restricted stock unit award that vests 35% on the first anniversary and 21 2/3% on the second, third, and fourth anniversary of the date of the grant provided that the established minimum diluted EPS threshold is achieved. The amounts shown in the column entitled “Equity Incentive Plan Awards: Unearned Shares, Units or Other Rights That Have Not Vested” of the 2014 Outstanding Equity Awards at Fiscal Year End table that corresponds to an August 1, 2011, August 24, 2011, July 30, 2012, July 29, 2013, and October 28, 2013 grant date reflect performance-based restricted stock or restricted stock unit awards that vest on the third anniversary of the date of grant provided that the established performance threshold for each award is achieved, except that the August 24, 2011 grant vests on August 1, 2014.

The table below shows the vesting schedule for all unexercisable options. All options vest on the anniversary of the grant date in the year indicated except Mr. Ishrak’s August 24, 2011 option grant which vests on the anniversary of August 1, 2011.

		VESTING SCHEDULE FOR UNEXERCISABLE OPTIONS
Name	Grant Date	2014	2015	2016	2017
Omar Ishrak	08/24/2011	80,753	80,754
	07/30/2012	72,585	72,584	72,585
	07/29/2013	55,441	55,441	55,441	55,442

Gary L. Ellis	08/02/2010	17,746
	08/01/2011	22,936	22,936
	07/30/2012	20,613	20,613	20,614
	10/29/2012	601	601	601
	07/29/2013	15,062	15,063	15,062	15,063
	07/29/2013	452	452	452	452

Christopher J. O’Connell	08/02/2010	17,746
	08/01/2011	21,015	21,015
	07/30/2012	18,887	18,887	18,887
	10/29/2012	601	601	601
	07/29/2013	15,062	15,063	15,062	15,063
	07/29/2013	452	452	452	452

Michael J. Coyle	08/02/2010	17,746
	08/01/2011	21,015	21,015
	07/30/2012	18,887	18,887	18,887
	10/29/2012	601	601	601
	07/29/2013	13,860	13,860	13,860	13,861
	07/29/2013	452	452	452	452

Carol A. Surface	10/28/2013	8,239	8,240	8,239	8,240

		VESTING SCHEDULE FOR UNVESTED RESTRICTED STOCK AND RSUS
Name	Grant Date	2014	2015	2016	2017
Omar Ishrak	06/13/2011	41,280	41,281
	06/13/2011		266,733
	08/24/2011	86,072
	07/30/2012		75,378
	07/29/2013			56,255

Gary L. Ellis	08/01/2011	24,447
	07/30/2012		21,407
	07/29/2013			15,279

Christopher J. O’Connell	08/01/2011	22,430
	07/30/2012		19,641
	07/29/2013			15,279

Michael J. Coyle	08/01/2011	22,430
	07/30/2012		19,641
	07/29/2013			14,068

Carol A. Surface	10/28/2013	8,321	16,639	16,639	16,639
	10/28/2013			8,320

Mr. Ellis also owns 33,479 vested and deferred stock units including associated dividend equivalents, respectively, which will be distributed following his retirement.

2014 Option Exercises And Stock Vested

The table below includes information related to options exercised by each of the NEOs and restricted stock awards that have vested during fiscal year 2014. The table also includes the value realized for such options and restricted stock awards. For options, the value realized on exercise is equal to the difference between the market price of the underlying shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying shares at vesting.

	OPTION AWARDS		STOCK AWARDS
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Omar Ishrak			40,480	$2,136,534
Gary L. Ellis	36,848	294,751	19,130	$1,051,002
Christopher J. O’Connell	32,411	229,834	26,734	$1,486,407
Michael J. Coyle	—	—	38,227	$2,131,129
Carol A. Surface	—	—	—	$0

2014 Pension Benefits

The table below includes information with respect to Medtronic’s pension plan for each of the NEOs as of April 25, 2014, which is the measurement date used for financial statement reporting purposes. A narrative description of the material factors necessary to understand the information in the table is provided below.

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Omar Ishrak	Medtronic, Inc. Personal (Personal Pension Account) Medtronic, Inc. NRPS	2.83 2.83	$ $	38,256(2) 384,331(2)	$ $	0 0
Gary L. Ellis	Medtronic, Inc. Retirement Plan (Medtronic Retirement Plan) Medtronic, Inc. NRPS	24.42 24.42	$ $	598,425 2,476,692	$ $	0 0
Christopher J. O’Connell	Medtronic, Inc. Retirement Plan (Medtronic Retirement Plan) Medtronic, Inc. NRPS	19.75 19.75	$ $	291,232 951,440	$ $	0 0
Michael J. Coyle(3)
Carol A. Surface(3)

(1)	The present value of the accumulated benefits are calculated using the assumptions described in Note 14 to Medtronic’s consolidated audited financial statements beginning on page F-97 of this joint proxy statement/prospectus. Further, in accordance with the disclosure requirements the accumulated benefit is calculated using the retirement age at which the benefit is unreduced under the plan (i.e., age 65). Only the Medtronic Retirement Plan component of the Medtronic, Inc. Retirement Plan is reduced for early commencement if the benefit is commenced before the normal retirement age of 65. The Personal Pension Account Plan is an account based plan and therefore is not reduced for early commencement. Please see below for additional detail.
(2)	Mr. Ishrak’s benefit under the Medtronic, Inc. Retirement Plan (Personal Pension Account) and the Medtronic, Inc. NRPS is not vested until the three-year service requirement has been met. Accordingly, Mr. Ishrak’s benefits vested on June 13, 2014.
(3)	Mr. Coyle and Ms. Surface do not participate in Medtronic’s defined benefit pension plans.

The Medtronic, Inc. Retirement Plan consists of two types of benefits, the MRP and the Personal Pension Account (“PPA”). Employees hired prior to May 1, 2005 had the option of continuing in the MRP or electing to participate in one of the new plans. The MRP is the final average pay component of the Medtronic, Inc. Retirement Plan. Employees hired on or after May 1, 2005 choose within 60 days of their hire date to participate in one of the new retirement plans: the Personal Pension Account or the Personal Investment Account (“PIA”). The PPA is a cash balance component of the Medtronic, Inc. Retirement Plan, and the PIA is a component of the Medtronic, Inc. 401(k) Plan.

Messrs. Ellis and O’Connell participate in the MRP component of the Medtronic, Inc. Retirement Plan. The Medtronic, Inc. Retirement Plan is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers all eligible employees employed with the Company prior to April 30, 2005 who elected to remain in the MRP, including the Messrs. Ellis and O’Connell. Effective May 1, 2005, the Company froze the MRP to new entrants and provided all eligible employees the option of continuing to accrue retirement benefits under the MRP or participate in one of two new options being offered. All eligible NEOs hired prior to May 1, 2005, elected to continue participation in the MRP. Benefits under the MRP are based upon the employee’s years of credited service and the average of the employee’s highest five consecutive years of covered compensation during the employee’s career while covered under the MRP. Employees have the option of providing for a survivorship benefit upon the employee’s death by making the appropriate election at the time of retirement. Covered compensation includes base salary, formula bonus and incentive plan payments, sales commissions, salary reduction contributions (such as to a cafeteria plan or medical plan) or salary continuation payments for short-term disability, but excludes compensation paid under the LTPP or the performance share plan (the predecessor to the LTPP). In addition, the IRS limits the amount of covered compensation that can be used in the benefit calculation. For the most recent plan year, that limit is $255,000. Normal retirement age under the plan is age 65. Eligible employees may retire upon reaching age 55 with at least ten years of service or upon reaching age 62 without regard to years of service. Any retirement prior to normal retirement age is considered “early retirement” and the benefit includes a reduction for early commencement of benefits.

Benefits under the MRP are calculated as a monthly annuity by taking 40% of the final average covered compensation less a social security allowance (which varies by individual based upon year of birth) and multiplying this result by years of credited service under the MRP. That result is then divided by 30 to yield the benefit at normal retirement age, with an early retirement factor applied to calculate the early retirement benefit. The age at the time that benefits are commenced is used to determine the early retirement reduction amount. The maximum reduction amount is 50% and applies if benefits are commenced at age 55. Employees with over 30 years of service receive 0.5% for every year of credited service in excess of 30 years.

Mr. Ishrak is a participant in the PPA component of the Medtronic, Inc. Retirement Plan. The PPA is a tax-qualified cash balance defined benefit pension plan available to employees hired after April 30, 2005. The Company contributes 5% of eligible compensation for each year of participation into the participant’s account. Eligible compensation under the PPA matches the MRP discussed above. Additionally, each year a participant’s account will earn interest at a rate equal to the ten-year U.S. Treasury bond rate. For the fiscal year ended April 25, 2014 the interest rate was equal to 1.96%. Each participant’s account has a three-year vesting requirement. The PPA value will be forfeited if the participant leaves the Company before the three-year service requirement. Vested benefits in the PPA are portable and participants may receive distributions for any purpose, but may then be subject to taxation. A PPA participant leaving the Company may receive distributions in the following ways: 1) roll over benefit into another tax-qualified plan or certain IRAs; 2) lump-sum cash payment; 3) leave the PPA balance in the plan (which will continue to earn returns equal to the ten-year U.S. Treasury bond rate); and 4) various monthly annuity options, including single life, ten-year certain and joint and survivor options.

The benefits currently paid under the Medtronic, Inc. Retirement Plan are limited to an annual maximum of $205,000, in accordance with IRS requirements. The Company also has an unfunded NRPS that provides an amount substantially equal to the difference between the amount that would have been payable to the executive under the Medtronic, Inc. Retirement Plan in the absence of legislation limiting pension benefits and earnings that may be considered in calculating pension benefits and the amount actually payable under the plan. This is available to all participating employees whose income or benefits exceed the IRS maximum, not just the executive officers. Compensation used in the calculation of the NRPS benefit includes eligible compensation in excess of the IRS limitation and amounts deferred (excluding amounts paid and deferred under the LTPP or the performance share plan) pursuant to the Capital Accumulation Plan. NRPS benefits are determined based on the qualified plan formula that the executive elected to participate in. The NRPS benefit is calculated based on the MRP or PPA respective formula. The NRPS benefit calculated on the MRP formula is reduced based on the participant’s age at the end of the month following separation from service (within the meaning of Section 409A of the Code, generally, retirement, termination of employment, or significant reduction in work schedule). Upon separation from service, the amount of retirement benefits earned under the NRPS is calculated. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. Upon separation from service, the amount of retirement benefits earned under the NRPS are calculated. If the lump sum value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the lump sum value exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after the separation from service. In the event of the employee’s death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named the benefit is payable to the employee’s surviving spouse, if there is no surviving spouse, to the children or if no survivors, the estate.

2014 Nonqualified Deferred Compensation

Name		Executive Contributions in Last FY(2)	Registrants Contributions in Last FY(3)	Aggregate Earnings in Last FY(4)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(5)
Omar Ishrak(1)	CAP
		$0	$0	$0	$0	$0
	NRPS	$0	$0	$0	$0	$0

Gary L. Ellis(1)	CAP
		$703,872	$0	$158,137	$0	$2,186,364
	NRPS	$0	$0	$0	$0	$0
	RSUs	$0	$0	$741,777	$0	$1,948,806
	ESOP	$0	$0	$17,101	$0	$78,084

Christopher J. O’Connell(1)	CAP
		$142,377	$0	$262,564	$0	$2,332,378
	NRPS	$0	$0	$0	$0	$0
	ESOP	$0	$0	$5,081	$0	$23,202

Michael J. Coyle	CAP
		$1,173,896	$0	$112,035	$0	$2,286,511
	NRPS	$0	$58,565	$10,568	$0	$175,032

Carol A. Surface(1)	CAP
		$0	$0	$0	$0	$0
	NRPS	$0	$2,587	$0	$0	$2,587

CAP = Capital Accumulation Plan

NRPS = Nonqualified Retirement Plan Supplement

RSUs = Restricted Stock Units

ESOP = Employee Stock Ownership Plan

(1)	Mr. Ishrak and Ms. Surface have not participated in the CAP. Messrs. Ishrak, Ellis and O’Connell have not participated in the defined contribution Personal Investment Account portion of the Nonqualified Retirement Plan Supplement (NRPS).
(2)	The following amounts of Executive Contributions from the table above have been reported in Salary and Non-Equity Incentive Plan Compensation columns in the current year’s Summary Compensation Table:

Name	Contributions
Omar Ishrak	$0
Gary L. Ellis	$703,872
Christopher J. O’Connell	$142,377
Michael J. Coyle	$1,173,896
Carol A. Surface	$0

(3)	These amounts are included in the current year’s Summary Compensation Table in the All Other Compensation column.
(4)	No amounts of Aggregate Earnings from the table above have been reported in the current year’s Summary Compensation Table for any of Medtronic’s NEOs since the earnings were not preferential or above market.

(5)	The following amounts of Aggregate Balance from the table above have been reported in the Summary Compensation Table from prior fiscal years:

Name	Contributions
Omar Ishrak	$0
Gary L. Ellis	$1,341,450
Christopher J. O’Connell	$390,012
Michael J. Coyle	$1,051,385
Carol A. Surface	$0

Capital Accumulation Plan

The Capital Accumulation Plan allows U.S. executives of Medtronic to defer:

•	Up to 50% of their base salary;

•	Up to 100% of their annual incentive plan payments;

•	Up to 80% of their commissions (applicable only to those executives in a commission plan); and

•	Up to 100% of their cash long-term incentive plan payments.

The minimum amount of each reward element that may be deferred is 10%. Medtronic does not make any contributions to the Capital Accumulation Plan—the aggregate balances shown above represent amounts that the NEOs earned but elected to defer, plus gains (or losses).

Participants receive credits of gains or losses daily based on funds that are indexed to 25 investment alternatives, which are all also available under the 401(k) Plan. Investment returns for these investment alternatives are shown below:

Return on Funds April 26, 2013 to April 30, 2014
Medtronic Common Stock Fund	28.32%
Interest Income Fund	1.72%
Wellington Fund Inv	13.19%
IronBridge SMID Fund	15.93%
Inst Index Fund Inst	20.42%
PRIMECAP Fund Investor	23.73%
Windsor II Fund Inv	20.26%
International Growth Inv	15.75%
Total Bond Mkt Index Inst	-0.33%
Extended Mkt Index Inst	21.98%
Target Retirement Income	4.37%
Target Retirement 2010	6.36%
Target Retirement 2015	8.90%
Target Retirement 2020	10.76%
Target Retirement 2025	12.08%
Target Retirement 2030	13.41%

Return on Funds April 26, 2013 to April 30, 2014
Target Retirement 2035	14.77%
Target Retirement 2040	15.69%
Target Retirement 2045	15.71%
Target Retirement 2050	15.70%
Target Retirement 2055	15.67%
Target Retirement 2060	15.69%
Inflation-Protect Sec Inv	-6.20%
10T-100	3.70%
10T-120	4.44%

When participants elect to defer amounts, they also select when the amounts will ultimately be distributed. Distributions may be made on a certain future date (as long as that date is at least five years beyond the period of deferral) or at retirement, or, for specified employees under Section 409A of the Code, six months after the date of retirement (in the form of a lump sum distribution or installments over five, 10 or 15 years). All distributions are made in cash, and there are limited opportunities to change the distribution elections. These include a hardship withdrawal and a “redeferral” election that must be made at least 12 months prior to a scheduled payment (and only if the redeferral is for at least an additional five years).

RSUs

The Medtronic, Inc. 2003 LTIP permitted a participant to defer the issuance of shares or cash deliverable upon the exercise of an option or stock appreciation right, vesting of restricted stock, or satisfaction of other stock-based awards or other cash-based awards, for a specified period or until a specified date.

Participants are entitled to receive dividend equivalents on the RSUs generally in the same manner and at the same time as if each RSU were a share. These dividend equivalents are credited in the form of additional RSUs.

The deferred RSUs are payable on the date six months or one year following a separation from service, pursuant to individual award agreements. The Company may require participants to return or forfeit the shares received or receivable in the event the participant is involved in performing services for or on behalf of a competitor, a violation of applicable business ethics policies or any other occurrence determined by the Compensation Committee.

ESOP

Medtronic previously sponsored a non-qualified employee stock ownership plan (“ESOP”) to restore certain qualified employee benefits that could not be allocated due to IRS limitations. The qualified ESOP expired in May 2005, and accordingly no additional contributions were made by Medtronic into the non-qualified ESOP. All participants in the ESOP are fully vested. Dividends are credited to the ESOP account each year and the account balance is distributed in a lump sum of shares of Medtronic stock in the fiscal year following termination or retirement. Active employees cannot take distributions from the account.

Nonqualified Retirement Plan Supplement

The NRPS benefit calculated based on the Personal Investment Account formula is equal to 5% of the eligible compensation in excess of the IRS limitation and amounts deferred (excluding any LTPP CAP deferrals). Upon separation from service, within the meaning of Section 409A of the Code (generally, retirement, termination of employment, or significant reduction in work schedule), the amount of retirement benefits earned under the NRPS are calculated. If the lump-sum value is less than $100,000, it is paid out as a lump sum six months after separation from service. If the lump-sum value exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after separation from service. The monthly benefit is the sum of the monthly principal amount and the monthly interest. The monthly interest is determined based on a declining balance schedule using an interest rate of 6%. In the event of the employee’s death prior to the completion of the 15-year payment cycle, any remaining benefits from the NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee’s surviving spouse, if there is no surviving spouse, to the children or if no survivors, the estate.

Potential Payments upon Termination or Change in Control

Letter Agreements

Mr. Ishrak is party to a letter agreement with the Company which provides severance payments and benefits under certain termination events. In the event Mr. Ishrak’s employment is terminated by the Company without “cause” (as defined in the letter agreement with Mr. Ishrak) or by Mr. Ishrak for “good reason” (generally defined to include material reduction in salary or MIP target award, material adverse change in title, position and authority, required relocation in excess of 50 miles, and material breach by the Company of the letter agreement with Mr. Ishrak), Mr. Ishrak will be entitled to the following payments:

(i) a pro rata MIP bonus for the year of termination based on actual performance and paid when MIP bonuses are paid generally, (ii) a lump sum equal to two times the sum of Mr. Ishrak’s annual base salary and target annual cash opportunity under the MIP, (iii) the value of 24 months of continued welfare benefits, (iv) full vesting of the time-based RSUs granted upon his appointment to CEO on June 13, 2011, and (v) full satisfaction of the time vesting requirement of the PBRSUs granted to Mr. Ishrak on June 13, 2011, however the PBRSUs will still be subject to Medtronic’s achievement of minimum earnings goals otherwise applicable to such PBRSUs under the terms of the award. These severance payments and benefits are subject to Mr. Ishrak’s execution of a general release and continued compliance with Medtronic’s standard confidentiality policies, a two-year non-competition and one-year non-solicitation agreement.

Mr. Coyle and Ms. Surface are party to agreements with the Company that specify cash severance payments under certain termination events. Mr. Coyle is entitled to receive one times his annual base salary plus his MIP bonus upon termination by the Company without cause. Ms. Surface will receive (i) a lump sum equal to two times her base salary, (ii) a lump sum of two times the lesser of her target annual cash opportunity under the MIP or the most recent quarterly estimate of the current year’s MIP payout, (iii) lump sum equal to value of welfare benefit premiums for 24 months, and (iv) executive placement services. Separately, if Ms. Surface’s employment is involuntarily terminated without cause within 180 days of a new CEO being hired from outside the Company any unvested RSUs that were granted in connection with her employment will continue to vest as scheduled, but will remain subject to the performance requirement as outlined in the award. The value of the unvested RSUs granted on October 28, 2013 using April 25, 2014’s closing price of $58.21 is $3,357,320. Ms. Surface is subject to Medtronic’s standard confidentiality policies, a two-year non-competition and one-year non-solicitation agreement. Except as disclosed in this section, no other NEO is party to any agreement that provides for severance benefits in excess of the broad-based plans or benefits available to all employees of Medtronic.

The table below illustrates the payments due to Messrs. Ishrak, Coyle and Ms. Surface upon involuntary termination as described in the section above assuming a termination date of April 25, 2014.

Name	Severance Amount(1)	Restricted Stock Unit Vesting(2)	Welfare Benefits(3)	Total
Omar Ishrak	$9,125,153	$18,948,636	$29,416	$28,103,205
Michael J. Coyle	$1,343,100			$1,343,100
Carol A. Surface	$2,035,000		$49,416	$2,084,416

(1)	Mr. Ishrak’s amount includes the fiscal year 2014 earned MIP payment ($2,116,385), plus two times Mr. Ishrak’s base salary ($1,460,160) and target MIP opportunity ($2,044,224). Mr. Coyle’s amount represents his current base salary ($726,000) plus his target MIP opportunity ($617,100). Ms. Surface’s amount includes two times her base salary ($550,000) and target annual bonus opportunity ($467,500).
(2)	Mr. Ishrak’s amount represents the value of the unvested RSUs ($14,469,842) and PBRSUs ($4,478,794) granted on June 13, 2011 using April 25, 2014’s closing price of $58.21. For purposes of this award, it is assumed the PBRSUs will pay out at a target level of performance.
(3)	Amount represents payments welfare benefits for each Mr. Ishrak and Ms. Surface. Ms. Surface’s amount also includes an estimate of placement services.

Change-of-Control Agreements: NEOs are not entitled to any benefits upon death, disability, early retirement, normal retirement or termination for cause other than those benefits that are offered to all employees. Under Medtronic’s change-of-control agreements, no benefits are payable to an executive officer unless both a change of control and a termination of the executive for other than cause or for “good reason” as defined by the agreement occurs. This is known as a double trigger. Absent a “change of control,” the agreements do not require Medtronic to retain the executives or to pay them any specified level of compensation or benefits.

Each agreement provides that for three years after a “change of control”—the first trigger—there will be no adverse change in the executive’s salary, bonus opportunity, benefits or location of employment. If during this three-year period the executive’s employment is terminated by Medtronic other than for cause, or if the executive terminates their own employment for good reason (as defined in the agreements, and including compensation reductions, demotions, relocation and excess travel)—the second trigger—the executive is entitled to receive payment of accrued salary and annual and long-term incentives through the date of termination as well as accrued vacation pay, accrued pension benefits and any outstanding deferred compensation, and, except in the event of death or disability, a lump sum severance payment equal to three times the sum of his or her base salary and annual bonus. Additionally, the executive is entitled to certain retirement and welfare benefits as further described below. None of the change of control agreements include provisions for an excise tax gross up.

Generally, and subject to certain exceptions, a “change of control” is deemed to have occurred if:

•	a majority of Medtronic’s Board of Directors becomes comprised of persons other than persons for whose election proxies have been solicited by the Board, or who are then serving as directors appointed by the Board to fill vacancies caused by death or resignation (but not removal) of a director or to fill newly created directorships;

•	another party becomes the beneficial owner of at least 30% of Medtronic’s outstanding voting stock; or

•	Medtronic merges or consolidates with another party (other than certain limited types of mergers), or exchanges shares of voting stock of Medtronic for shares of another corporation pursuant to a statutory exchange, sells or otherwise disposes of all or substantially all of Medtronic’s assets, or is liquidated or dissolved.

If a “change of control” of Medtronic occurs, awards under Medtronic’s annual incentive plans will accelerate and, subject to certain limitations set forth in the plan, each participant will be entitled to a final award based on certain assumptions as to target performance and salary. On August 22, 2013, shareholders approved the Medtronic, Inc. 2013 Stock Award and Incentive Plan, which replaced Medtronic’s 2008 Stock Award and Incentive Plan. For awards granted under the Medtronic, Inc. 2013 Stock Award and Incentive Plan, or the predecessor 2008 Stock Award and Incentive Plan, and related agreements, stock options will only become exercisable in full, and all restrictions under such outstanding restricted stock or units (including PBRSUs) will only lapse, if the award is not replaced by a qualifying replacement award that satisfies certain conditions set forth in the plan or, if a replacement award is granted, upon termination of a participant’s employment by the Company without cause or by the participant for good reason during the two years following the date of the change of control.

If a “change of control” occurs during a plan year, subject to certain limitations, Medtronic’s matching contribution to the 401(k) Plan will equal the greater of Medtronic’s target percentage matching contribution, or if the “change of control” occurs after the first quarter of a plan year, the percentage contribution Medtronic would have made upon completion of the plan year based on performance as most recently projected by Medtronic prior to the “change of control” and disregarding the effects of the “change of control.”

The table below reflects estimated payments for Medtronic’s NEOs as a result of the change of control agreements, assuming (1) the change of control occurred and (2) the Company terminates employment other than for cause or disability or the executive terminates employment for good reason, on April 25, 2014.

Name	Severance Amount(1)(2)(3)	Long-Term Performance Plan Payouts(4)	Accelerated Vesting of Stock Options(5)	Restricted Stock Unit Vesting(6)	Present Value of Increased Pension Benefits(7)	Other(8)	Total
Omar Ishrak	$10,878,291	$5,363,553	$8,633,271	$31,101,778	$1,004,014	$174,822	$57,155,729
Gary L. Ellis	$3,339,961	$1,489,065	$2,846,169	$3,411,572	$888,217	$98,535	$12,073,519
Christopher J. O’Connell	$3,812,650	$1,427,492	$2,656,068	$3,202,423	$351,244	$110,559	$11,560,436
Michael J. Coyle	$4,094,651	$1,367,762	$2,642,168	$3,132,979	$0	$322,795	$11,560,355
Carol A. Surface	$3,102,008	$429,875	$18,456	$3,836,969	$0	$141,786	$7,529,094

(1)	This amount is three times the sum of (a) the executive’s base salary at the time of termination and (b) the greater of fiscal year 2014’s annual bonus or the average of the annual bonuses for the three most recently completed fiscal years.
(2)	This amount has been reduced for Mr. Ellis so as to not incur excise taxes under Section 280G.
(3)	Mr. Ishrak’s amount includes the difference between the three-year average bonus and the fiscal year 2014 annual bonus because the three-year average bonus is greater than the fiscal year 2014 annual bonus.
(4)	This amount represents the unvested projected payments of the 2013-2015 LTPP and the unvested projected payments of the 2014-2016 LTPP.
(5)	This amount represents the market gain (or intrinsic value) of unvested options as of April 25, 2014 at the closing price on that date of $58.21.
(6)	This amount represents the value of unvested restricted stock units and PBRSUs as of April 25, 2014 at the closing price on that date of $58.21.
(7)	This amount reflects the estimated present value of additional pension benefits due to the NEO upon a change of control assuming an additional three years of age and service.
(8)	This amount represents the estimated value of the continuation of Company contributions to certain retirement plans (including the 401(k) plan, the qualified and nonqualified plan), and health and miscellaneous welfare benefits for three years.

Equity Compensation Plan Information

The following table provides information about Medtronic’s common stock issuable upon the exercise of options, warrants and rights under all existing equity compensation plans in effect as of April 25, 2014, including the Medtronic, Inc. 2013 Stock Award and Incentive Plan, 2008 Stock Award and Incentive Plan, the Medtronic, Inc. 2003 Long-Term Incentive Plan, the Medtronic, Inc. 2005 Employees Stock Purchase Plan, the Medtronic, Inc.—Kyphon Inc. 2002 Stock Plan and the 1998 Outside Director Stock Compensation Plan.

	(a)(3)	(b)	(c)(4)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	45,826,573	$34.67	76,593,251
Equity compensation plans not approved by security holders(2)	163,855	$30.63	0

(1)	Awards under the Medtronic, Inc. 2013 Stock Award and Incentive Plan may consist of stock options, stock appreciation rights, restricted stock, performance-based restricted stock, restricted stock units, other stock-based awards and performance cash awards. No more than 5% of the shares will be granted pursuant to restricted stock awards if such award will vest in full prior to three years from the award date or if a condition to such vesting is based, in whole or in part, upon performance of the shares or any aspect of Medtronic’s operations and such vesting could occur over a period of less than one year from the award date.
(2)	The table includes information regarding options, warrants or rights assumed in connection with acquisitions completed prior to April 25, 2014. In connection with such acquisitions, Medtronic has assumed options, warrants and rights to purchase securities of the acquired company that were outstanding at the time of the acquisition, and has treated these as options, warrants and rights to acquire Medtronic common stock based upon conversion ratios negotiated in each acquisition. As of April 25, 2014, 157,806 shares of Medtronic common stock were issuable upon the exercise of options, warrants and rights assumed in connection with acquisitions and the weighted average exercise price of such options, warrants and rights was $30.02 per share. No additional options, warrants or rights may be granted under the plans that govern options, warrants or rights assumed in connection with acquisitions.
(3)	Column (a) includes 35,412,979 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $44.87and the following equity awards which increase the number of shares in column (a) and decrease the number of shares in column (c): 9,556,988 restricted stock units in approved plans, 490,651 dividend equivalent units in approved plans, 137,224 shares issuable pursuant to a non-qualified employee stock ownership plan in approved plans, and 228,731 vested units or exercised shares deferred and not yet issued in approved plans.
(4)	Column (c) includes 6,363,025 shares available for issuance as of April 25, 2014 under the Medtronic, Inc. 2005 Employees Stock Purchase Plan and 70,230,226 shares available for issuance as of April 25, 2014 under the Medtronic, Inc. 2013 Stock Award and Incentive Plan.

Related Transactions

In January 2007, the board of directors of Medtronic adopted written related party transaction policies and procedures and amended such policies and procedures in March 2011. The policies require that all “interested transactions” between Medtronic and a “related party” are subject to approval or ratification by Medtronic’s Nominating and Corporate Governance Committee. In determining whether to approve or ratify such transactions, Medtronic’s Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. In addition, Medtronic’s Nominating and Corporate Governance Committee has reviewed a list of interested transactions and deemed them to be pre-approved or ratified. Also, the board of directors of Medtronic has delegated to the chair of Medtronic’s Nominating and Corporate Governance Committee the authority to pre-approve or ratify any interested transaction in which the aggregate amount is expected to be less than $1 million. Finally, the policies provide that no director shall participate in any discussion or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to Medtronic’s Nominating and Corporate Governance Committee.

Under the policies, an “interested transaction” is defined as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or any guarantee of indebtedness) in which:

•	the aggregate amount involved will or may be expected to exceed $120,000 in any twelve-month period;

•	Medtronic is a participant; and

•	any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity).

•	A “related party” is defined as any:

•	person who is or was (since the beginning of the last fiscal year for which Medtronic has filed a Form 10-K and proxy statement, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director;

•	greater than five percent beneficial owner of Medtronic’s common stock; or

•	immediate family member of any of the foregoing.

During fiscal year 2014, Tino Schuler, a son of former Medtronic director Jack W. Schuler, was employed by Medtronic as one of a number of senior marketing directors focused on Medtronic’s core ear, nose, and throat product lines reporting to a Vice President, Marketing of Medtronic’s core ear, nose, and throat product lines. Mr. Tino Schuler worked for Xomed Surgical Products, Inc. (“Xomed”) beginning in August 1993, and Xomed, the predecessor to our core ear, nose, and throat business, was acquired by Medtronic in 1999. In fiscal year 2014, Medtronic’s Surgical Technologies business, which includes the core ear, nose, and throat product lines, represented approximately 9% of Medtronic world-wide revenue. Mr. Tino Schuler was paid an aggregate salary and bonus of $266,011 and the standard benefits provided to other non-executive Medtronic employees for his services during fiscal year 2014. Mr. Tino Schuler is not an executive officer of, and does not have a key strategic role within, Medtronic.

During fiscal year 2015, Sarah Powell, a daughter of Medtronic director Kendall J. Powell, is expected to be employed by Medtronic as a Senior Leadership Development Rotation Program Associate. The Leadership Development Rotation Program is a three-year program designed to place high-potential, high-performing graduates of an MBA program in two 18-month placements in different business units of Medtronic. The aggregate value of the compensation to be paid to Ms. Sarah Powell during fiscal year 2015 is expected to be approximately $145,000, which includes salary, bonus and incentive payments and stock options. In addition, Ms. Powell will receive the standard benefits provided to other non-executive Medtronic employees for her services during fiscal year 2015. Ms. Sarah Powell will not be an executive officer of, and will not have a key strategic role within, Medtronic.

MEDTRONIC’S 2014 EMPLOYEES STOCK PURCHASE PLAN

As used in this section, references to the “company,” the “Company,” “we,” “us” or “our” refer to Medtronic (and not, for the avoidance of doubt, to Covidien or New Medtronic).

Medtronic has provided some form of stock purchase plan for employees since 1970. The last phase of the current stock purchase plan expires at the end of December 2014. Medtronic’s board of directors believes that Medtronic’s stock purchase plans have played an important role in retaining employees and giving employees a sense that they have an important stake in Medtronic’s affairs. As a result, Medtronic’s board of directors adopted, subject to shareholder approval at its annual meeting for the year 2014 scheduled for August 21, 2014, the Medtronic, Inc. 2014 Employees Stock Purchase Plan (the “2014 Plan”), and has reserved 22 million shares of Medtronic common stock for issuance pursuant to the 2014 Plan (subject to adjustment as described below). The 2014 Plan is designed to qualify as an “employee stock purchase plan” under Section 423 of the Code.

It is expected that, upon and subject to the consummation of the scheme, New Medtronic will assume the 2014 Plan, outstanding rights under the 2014 Plan will be converted on a one-for-one basis into rights to acquire ordinary shares of New Medtronic at the existing price per share, and the remaining shares issuable under the 2014 Plan at the time of the assumption will be converted into an equal number of New Medtronic shares. It is not anticipated that any changes will be made to the 2014 Plan, other than those changes necessary to reflect the assumption of the 2014 Plan by New Medtronic. The following summary describes the terms of the 2014 Plan that we expect will apply following the assumption of the 2014 Plan by New Medtronic.

Based on estimates from prior year share purchases, the total forecasted share balance of 22 million shares should be sufficient for a ten year program period, which is the maximum duration of the 2014 Plan. Shares issued under the 2014 Plan are intended to fully comply with the following design provisions and dilution standards prescribed by proxy advisory firms:

•	Purchase price of at least 85% of fair market value on the date of purchase, resulting in minimal dilution to shareholders;

•	Offering period of 27 months or less and a 12-month holding period requirement on purchased shares from the last day of the offering period; and

•	The percentage of outstanding shares allocated to the plan will be approximately 1.9% of total common shares outstanding, which is well below the 10% threshold prescribed by proxy advisory firms.

The description of the 2014 Plan set forth below is a summary only, does not purport to be complete and is qualified in its entirety by reference to the provisions of the 2014 Plan itself, which is included as Exhibit 10.57 to this joint proxy statement/prospectus.

Description of the 2014 Plan

Administration. We anticipate that the administration of the 2014 Plan will be vested in a committee appointed by the New Medtronic board of directors that will consist of three or more directors who are considered to be non-employee directors within the meaning of Rule 16b-3 of the Exchange Act (the “Committee”). Subject to the express provisions of the 2014 Plan, the Committee will have authority, in its discretion, to interpret and construe any and all provisions of the 2014 Plan, adopt rules and regulations for administering the 2014 Plan and make all other determinations deemed necessary or advisable for administering the 2014 Plan.

Eligibility and Participation. All employees of New Medtronic and all of its subsidiaries (except for those subsidiaries specifically excluded from participation by New Medtronic’s board of directors or the Committee) will be eligible to participate in the 2014 Plan. No employee will be permitted to purchase more than $25,000 of New Medtronic ordinary shares in any calendar year (based upon the fair market value of the stock as determined at the time the option is granted). Currently, approximately 45,830 employees are eligible to participate in Medtronic’s 2005 Employee Stock Purchase Plan and Medtronic anticipates that all such employees will be eligible to participate in the 2014 Plan.

Participation in the 2014 Plan will be voluntary. An eligible employee may elect to participate in the 2014 Plan for any purchase period by completing the requisite payroll deduction form and delivering it to his or her employer no later than the date preceding the beginning date of the purchase period specified by New Medtronic’s Senior Vice President, Human Resources (or such other individual designated by the Committee). An employee may also increase his or her participation for any subsequent purchase period by submitting a new payroll deduction form during the enrollment period prior to that purchase period. An employee who elects to participate in the 2014 Plan for any purchase period will be deemed to have elected to participate in the 2014 Plan for each subsequent consecutive purchase period unless he or she elects to discontinue payroll deductions during a purchase period or exercises his or her right to withdraw all amounts previously withheld. In this event, the employee must submit a change of election form or a new payroll deduction form, as applicable, to participate in the 2014 Plan for any subsequent purchase period.

Duration and Purchase Periods. Assuming approval by Medtronic’s shareholders at its annual meeting for the year 2014, the 2014 Plan will begin on January 1, 2015, and will terminate ten years thereafter, unless extended by the Medtronic board of directors. The 2014 Plan will be carried out in a series of consecutive purchase periods. The first purchase period will begin on January 1, 2015, and end on March 31, 2015, with succeeding quarterly purchase periods following consecutively thereafter immediately after the previous purchase period has ended.

Before the commencement of each purchase period, employees may elect to have from 2% to 10% of their cash compensation withheld each pay period, or such other amounts as the Committee or New Medtronic’s Senior Vice President, Human Resources (or such other individual designated by the Committee) may from time to time establish, up to a maximum of 15% of the employee’s cash compensation. An employee may not increase his or her elected percentage for a purchase period after the delivery deadline, but an employee may reduce or discontinue entirely his or her elected percentage for the purchase period at any time by filing an amended election form within 10 days prior to the first payroll date as of which such decrease or discontinued deduction is to become effective, or such other date determined by the Committee or its designee. At the end of the purchase period, each employee will have an option to purchase whole New Medtronic ordinary shares using some or all of the funds the employee has had withheld during the purchase period. The purchase price per share will be 85% of the fair market value of New Medtronic ordinary shares on the last day of the purchase period. Employees are not permitted to sell or otherwise transfer ownership of the shares until the one-year anniversary of the date on which the shares are issued. Further, the Committee may require that employees not transfer such shares for any additional period determined by the Committee to be necessary to ensure that New Medtronic or any of its subsidiaries is able to meet the reporting requirements pursuant to Section 423 of the Code.

Withdrawal and Termination of Employment. An employee may, preceding the termination date of a purchase period, withdraw all payroll deductions then credited to his or her account by giving written notice to his or her employer. Upon receipt of such notice of withdrawal, all payroll deductions credited to the employee’s account will be paid to him or her, without any earned interest credited and no further payroll deductions will be made for such employee during that purchase period. Partial withdrawals of payroll deductions are not permitted.

If an employee’s employment is terminated for any reason prior to the termination date of any purchase period in which he or she is participating, no option will be granted to such employee and the payroll deductions credited to his or her account will be returned to the employee. If an employee dies before the termination date of any purchase period in which he or she was participating, the payroll deductions credited to the participant’s account will be paid to the participant’s estate.

Adjustments, Amendments and Termination. Under the 2014 Plan, if the issued and outstanding New Medtronic ordinary shares are changed into or exchanged for a different number or kind of shares or securities of New Medtronic or of another issuer, or if additional shares or new or different securities are distributed with respect to the outstanding New Medtronic ordinary shares, through a reorganization or merger to which New Medtronic is a party, or through a combination, consolidation, recapitalization, reclassification, stock split, stock dividend, reverse stock split, spin-off transaction, stock consolidation or other capital change or adjustment, effected without receipt of consideration by New Medtronic, or if the value of outstanding ordinary shares are substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments shall automatically be made to the maximum number and class of securities issuable under the 2014 Plan, the number and class of securities and the price per share in effect under each outstanding option and the maximum number and class of securities purchasable by each participant (or in total by all participants if any such limitation is in effect) under the 2014 Plan on any one purchase date.

In the event of certain corporate transactions (including, without limitation, a dissolution or liquidation, a sale of substantially all of the assets, a merger, consolidation or reorganization, or a statutory share exchange), the New Medtronic board of directors may either: (i) amend or adjust the provisions of the 2014 Plan to provide for the acceleration of the current purchase period and the exercise of options under such period; or (ii) continue the 2014 Plan with respect to completion of the then current purchase period and the exercise of options under such period. In the event that the 2014 Plan is continued, employees will have the right to exercise their options as to an equivalent number of shares of stock of the corporation succeeding New Medtronic by reason of such corporate transaction, as provided pursuant to Section 424(a) of the Code, or any successor provision.

The 2014 Plan may be terminated at any time by the board of directors provided that (except as set forth above in the event of certain corporate transactions) no termination will take effect with respect to any completed purchase period. Also, the New Medtronic board of directors may amend the 2014 Plan as it may deem proper and in the best interests of New Medtronic or as may be necessary to comply with Section 423 of the Code or other applicable laws or regulations, provided that no such amendment shall, without prior approval of the New Medtronic shareholders: (i) increase the total number of shares for which options may be granted under the 2014 Plan (except as set forth above in the event of certain corporate transactions); (ii) permit payroll deductions at a rate in excess of 10% of an employee’s compensation, or such other permissible maximum contribution established by the Committee or New Medtronic’s Senior Vice President, Human Resources (or such other individual designated by the Committee); (iii) impair any outstanding option without the employee’s consent (except as described above in the event of certain corporate transactions); (iv) change the employees or class of employees eligible to participate under the 2014 Plan, or (v) materially increase the benefits accruing to employees under the 2014 Plan.

The Committee or New Medtronic’s Senior Vice President, Chief Human Resources Officer (or such other individual as may be designated by the Committee) may, in order to comply with the laws in other countries in which New Medtronic and its subsidiaries operate or have participants, modify the terms and conditions of the 2014 Plan as applicable to individuals outside the United States to comply with applicable foreign laws; establish sub-plans and modify administrative procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and (iii) take any action deemed advisable to comply with any necessary local governmental regulatory exemptions or approvals; provided, however, that no action may be taken that would violate any securities law, tax law or any other applicable law or cause the 2014 Plan not to comply with Section 423 of the Code.

New Plan Benefits

Participation in the 2014 Plan will be voluntary and will be dependent on each eligible employee’s election to participate and his or her determination as to the level of payroll deduction. Accordingly, future purchases under the 2014 Plan are not determinable. The table below sets forth certain information regarding potential benefits in fiscal 2015 under the 2014 Plan. For purposes of this table, it is assumed that participation in the 2014 Plan will be identical to that in the Medtronic 2005 Employee Stock Purchase Plan during fiscal 2014.

	Estimated Benefits as of April 25, 2015
Name and Position	Number of Shares Purchased (#)	Purchase Price Per Share ($)(1)
Omar Ishrak	0	$47.53
Gary L. Ellis	0	$47.53
Christopher J. O’Connell	0	$47.53
Michael J. Coyle	0	$47.53
Carol A. Surface	0	$47.53
All executive officers as a group	0	$47.53
All directors who are not executive officers as a group	0	$47.53
All non-executive officer employees as a group	1,572,198	$47.53

(1)	This reflects the average purchase price during fiscal year 2014.

Federal Income Tax Consequences

The 2014 Plan will be intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under a plan which so qualifies, an eligible employee recognizes no taxable income upon either the grant or the exercise of the option. The employee does not recognize taxable income until there is a sale or other disposition of the shares acquired under the plan or in the event the participant should die while still owning the purchased shares.

Under the 2014 Plan, the grant date and the exercise date for a purchase period will be deemed to be the same date, that is, the last day of a purchase period. Employees who hold their shares for at least two years from this date or who die while holding their shares will have ordinary income in the year they sell or otherwise dispose of their shares equal to the 15% discount on the price paid for the shares, or if less, the excess of the fair market value of the shares at the time of disposition or death over the price paid for the shares. Any additional gain or loss will be treated as long-term capital gain or loss. If the holding periods have been satisfied when the employee sells the shares or if the employee dies while holding the shares, a U.S. entity that employs the employee will not be entitled to any U.S. tax deduction in connection with the shares.

If an employee sells the shares before the two-year holding period is satisfied, the sale will be treated as a “disqualifying disposition.” The consequences of a disqualifying disposition are that the employee has ordinary income in the year of the disposition equal to the 15% discount on the price paid for the shares, regardless of the value of the shares at that time. Any additional gain or loss on the sale will be treated as short or long-term capital gain or loss, depending on how long the employee has held the shares after the date he or she purchased them. (If the shares are held for a year or longer, the gain or loss will be long-term.) A U.S. entity that employs the employee will be entitled to a deduction equal to the amount that the employee includes into ordinary income, that is, the 15% discount, subject to the employing entity’s requirement to report the income (assuming that the employee is subject to U.S. income tax). The employing entity is entitled to this deduction for its taxable year within which the employee’s taxable year ends during which the disqualifying disposition occurred.

THE TRANSACTION AGREEMENT

The following is a summary of certain material terms of the Transaction Agreement, including the conditions appendix and is qualified in its entirety by reference to (i) the complete text of the Transaction Agreement, which is incorporated into this joint proxy statement/prospectus by reference and attached as Annex A to this joint proxy statement/prospectus, and (ii) the complete text of the conditions appendix, which is incorporated into the joint proxy statement/prospectus by reference and attached as Annex B to this joint proxy statement/prospectus. This summary is not intended to provide you with any other factual information about Medtronic, Covidien or New Medtronic. We urge you to read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information.”

Structure of the Transaction

The Transaction Agreement provides, upon the terms set forth therein and subject to the conditions set forth in the conditions appendix, for two transactions involving Medtronic and Covidien, respectively. First, New Medtronic and IrSub will acquire Covidien by means of a scheme of arrangement under Section 201, involving the cancellation of the issued share capital of Covidien under Sections 72 and 74, of the Irish Companies Act 1963. Second, immediately following and conditioned on the consummation of the scheme, MergerSub will merge with and into Medtronic, the separate corporate existence of MergerSub will cease and Medtronic will continue as the surviving corporation. As a result of the transaction, both Medtronic and Covidien will become wholly owned subsidiaries of New Medtronic, whose ordinary shares are expected to be listed for trading on the NYSE under the ticker symbol “MDT.”

Closing of the Transaction

The closing will occur on a date selected by Medtronic in consultation with Covidien, but in any event not later than the third business day after satisfaction or waiver, where applicable, of the conditions set forth in the conditions appendix, or on such other date as may be mutually agreed to by Medtronic and Covidien in writing. For a description of the conditions to the closing of the acquisition and the merger, see the section entitled “—Conditions to the Completion of the Acquisition and Merger” beginning on page 308 of this joint proxy statement/prospectus.

Scheme Consideration to Covidien Shareholders

At the effective time of the scheme, each Covidien ordinary share issued and outstanding at or before 10:00 p.m., Irish time, on the last business day before the scheme becomes effective will be cancelled or transferred to New Medtronic and the holder thereof will receive (x) 0.956 of a New Medtronic ordinary share, which will be duly authorized, validly issued, fully paid and non-assessable and free of liens and pre-emptive rights, and (y) $35.19 in cash; provided that Covidien shareholders will not receive any fractional shares of New Medtronic pursuant to the acquisition. Such fractional shares will instead be aggregated and sold in the market by the exchange agent, with the net proceeds of any such sale distributed in cash pro rata to the Covidien shareholders whose fractional entitlements have been sold. Each New Medtronic ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of New Medtronic, which are expected to be amended and restated prior to the effective time to read substantially in the form attached hereto as Annex D. For a comparison of the rights and privileges of a holder of ordinary shares of New Medtronic as compared to a holder of ordinary shares of Covidien, please see “Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares” beginning on page 370 of this joint proxy statement/prospectus.

Transaction Consideration to Medtronic Shareholders

At the effective time of the merger, each outstanding share of Medtronic common stock will be cancelled and automatically converted into the right to receive one New Medtronic ordinary share from or at the direction of MergerSub; provided that Medtronic shareholders will not receive any fractional shares of New Medtronic pursuant to the merger. Such fractional shares will instead be aggregated and sold in the market by the exchange agent, with the net proceeds of any such sale distributed in cash pro rata to the Medtronic shareholders whose fractional entitlements have been sold. Each New Medtronic ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of New Medtronic, which are expected to be amended and restated prior to the effective time to read substantially in the form attached hereto as Annex D. For a comparison of the rights and privileges of a holder of ordinary shares of New Medtronic as compared to a holder of shares of Medtronic, please see “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares” beginning on page 338 of this joint proxy statement/prospectus.

Treatment of Covidien Stock Options and Covidien Share Awards

Treatment of Covidien Options

Each option to purchase Covidien ordinary shares that is outstanding and unexercised immediately prior to the effective time of the scheme will be assumed by New Medtronic and will be converted into an option to acquire a number of New Medtronic ordinary shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien option by (b) the equity award conversion ratio (rounded down to the nearest whole share), at an exercise price (rounded up to the nearest whole cent) per New Medtronic ordinary share equal to the quotient obtained by dividing (i) the exercise price per Covidien ordinary share by (ii) the equity award conversion ratio (rounded up to the nearest whole cent). Each New Medtronic option as so assumed and converted will otherwise continue to have, and will otherwise be subject to, the same terms and conditions as applied to the applicable Covidien option immediately prior to the effective time of the scheme.

Treatment of Covidien Share Awards

Covidien Share Awards Granted Prior to June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted prior to June 15, 2014 will be cancelled and converted into the right to receive the scheme consideration in respect of each Covidien ordinary share underlying the Covidien share award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien share award (including any corresponding dividend equivalent units), the number of ordinary shares underlying the Covidien share award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the effective time of the scheme.

Covidien Share Awards Granted On or After June 15, 2014. Each Covidien share award that is outstanding immediately prior to the effective time of the scheme and was granted on or after June 15, 2014 will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien share award (including any corresponding dividend equivalent units) immediately prior to the effective time of the scheme by (b) the equity award conversion ratio. Each New Medtronic share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Covidien share award immediately prior to the effective time of the scheme.

Treatment of Medtronic Stock Options and Other Medtronic Equity-Based Awards

At the effective time of the merger, each outstanding Medtronic option, restricted stock award and other equity award will be converted into an option, restricted stock award or other equity award, as applicable, denominated in New Medtronic ordinary shares, which award will be subject to the same number of New

Medtronic ordinary shares and the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Medtronic award in respect of which it was issued immediately prior to the effective time, subject to any restrictions under Irish law on replicating such terms and conditions.

Exchange of Covidien Ordinary Shares

An exchange agent appointed by Medtronic and reasonably acceptable to Covidien will act as exchange agent. On or immediately after the effective time of the scheme, New Medtronic and IrSub, as the case may be, will deposit, or cause to be deposited, with the exchange agent (i) certificates or, at New Medtronic’s option, book-entry shares representing the total number of New Medtronic ordinary shares issuable pursuant to the acquisition, (ii) cash in an amount equal to the aggregate amount of the cash consideration payable to Covidien’s shareholders and (iii) cash in lieu of fractional shares to be received by the shareholders of Covidien pursuant to the transaction (in each case, after giving effect to any required tax withholding). As soon as reasonably practicable (and in any event within five business days) after the effective time of the scheme, the exchange agent will mail each holder of record of Covidien ordinary shares (other than Medtronic or any of its affiliates) a letter of transmittal and instructions for use in receiving payment of the consideration owed to them pursuant to the acquisition. Beneficial holders whose shares are held in “street name” must follow any directions given to them by their broker, bank or other nominee in connection with their receipt of the scheme consideration. See “—Scheme Consideration to Covidien Shareholders.”

Each holder of ordinary shares of Covidien (other than with respect to certain Covidien ordinary shares to be held by nominees on behalf of New Medtronic and/or IrSub in connection with the transaction) will be entitled to receive from the exchange agent (on behalf of New Medtronic and IrSub), within 14 days of the effective time of the scheme: (i) the amount of cash consideration payable in respect of such holder’s Covidien ordinary shares pursuant to the terms of the acquisition; (ii) the amount of any cash payable in lieu of fractional shares; and (iii) that number of New Medtronic ordinary shares into which such holder’s Covidien ordinary shares became entitled pursuant to the terms of the acquisition. See “—Scheme Consideration to Covidien Shareholders.”

Exchange of Medtronic Shares

At the effective time of the merger, MergerSub will deposit or cause to be deposited certificates or, at New Medtronic’s option, evidence of shares in book-entry form representing the aggregate number of New Medtronic ordinary shares that the Medtronic shareholders have the right to receive pursuant to the merger. As soon as reasonably practicable (and in any event within five business days) after the effective time of the merger, the exchange agent will mail each holder of record of Medtronic shares a letter of transmittal and instructions for use in surrendering the Medtronic shares in exchange for the consideration owed to them pursuant to the merger. See “—Transaction Consideration to Medtronic Shareholders.”

Upon surrender of Medtronic shares for cancellation to the exchange agent, together with a duly executed letter of transmittal and any other documents reasonably required by the exchange agent, the holder of such Medtronic shares is entitled to receive in exchange: (i) that number of New Medtronic ordinary shares into which such holder’s Medtronic shares were converted pursuant to the terms of the Transaction Agreement (see “—Transaction Consideration to Medtronic Shareholders”) and (ii) a check in the amount of U.S. dollars equal to, (x) to the extent not previously paid to such holder, any cash dividends with respect to New Medtronic ordinary shares with a record date after the effective time of the merger and a payment date prior to the holder’s surrender of the Medtronic shares and (y) any fractional entitlements with respect to Medtronic shares. The properly surrendered Medtronic shares will be cancelled.

Representations and Warranties

Medtronic, New Medtronic and Covidien made customary representations and warranties in the Transaction Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement or in certain disclosure schedules to the Transaction Agreement. The representations and warranties made by Medtronic, New Medtronic and Covidien are also subject to and qualified by certain information included in filings Medtronic and Covidien have made with the SEC.

Many of the representations and warranties are reciprocal and apply to Medtronic or New Medtronic, on the one hand, or Covidien, on the other hand, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

•	corporate organization, existence and good standing and requisite corporate power and authority to carry on business;

•	capital structure;

•	corporate authority to enter into the Transaction Agreement and the expenses reimbursement agreement and the enforceability thereof;

•	required governmental approvals;

•	the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the transaction;

•	SEC reports and financial statements, including their preparation in accordance with U.S. GAAP, filing or furnishing with the SEC, and compliance with applicable rules and regulations, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;

•	the maintenance of internal disclosure controls and internal control over financial reporting;

•	the absence of undisclosed material liabilities that have had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	compliance with laws and government regulations, including environmental laws;

•	compliance with applicable laws related to employee benefits and the Employee Retirement Income Security Act of 1974, as amended;

•	the absence of certain changes since September 27, 2013, for Covidien, and April 25, 2014, for Medtronic, that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	the absence of certain material litigation, claims and actions;

•	the reliability and accuracy of information supplied for this joint proxy statement/prospectus and any other documents filed or furnished to the Irish High Court, the SEC or pursuant to the Irish Companies Act 1963 and the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013, as amended, in each case in connection with the transaction;

•	certain regulatory matters relating to, among other things, the Federal Food, Drug and Cosmetic Act of 1938, as amended, and other U.S. and foreign healthcare laws;

•	certain tax matters;

•	the absence of collective bargaining agreements and other employment and labor matters;

•	ownership of or right to intellectual property, and absence of infringement;

•	title and rights to, and condition of, real property;

•	the receipt of a fairness opinion;

•	the requisite vote of shareholders necessary to consummate the transaction;

•	the existence of and compliance with certain material contracts;

•	the existence and maintenance of insurance;

•	the absence of undisclosed brokers’ fees or finders’ fees relating to the transaction;

•	compliance with the FCPA, and certain anti-corruption laws in other jurisdictions; and

•	the inapplicability of anti-takeover statutes, regulations and regulations to the parties to the Transaction Agreement and to the transaction.

Medtronic made additional representations and warranties in the Transaction Agreement in relation to:

•	the business and capitalization of New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub; and

•	the availability of financing to New Medtronic.

Under the Transaction Agreement, the parties agreed that, except for the representations and warranties expressly contained in the Transaction Agreement, neither Medtronic nor Covidien made any other representation or warranty.

Many of the representations and warranties made by each of Medtronic, New Medtronic and Covidien are qualified by a material adverse effect standard. For the purpose of the Transaction Agreement, a “material adverse effect” with respect to each of Medtronic and Covidien means the following:

•	an event, development, occurrence, state of facts or change that has (1) a material adverse effect on the ability of the relevant party and its subsidiaries to consummate the transactions contemplated by the Transaction Agreement or (2) a material adverse effect on the business, operations or financial condition of the relevant party and its subsidiaries, taken as a whole, but, in the case of item (2), excluding those events, developments, occurrences, states of facts or changes to the extent arising from:

•	(i) changes generally affecting the medical device or medical supplies industries, for Covidien, or the segments thereof in which Covidien operates, or the medical device industry, for Medtronic, or the segments thereof in which Medtronic operates; (ii) changes generally affecting the economy or the financial, debt, credit or securities markets; (iii) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, acts of war or terrorism; (iv) changes or proposed changes in rules, regulations or law, regulatory conditions or U.S. GAAP or other accounting standards (provided that each of the events in (i) through (iv) above may be taken into account to the extent Medtronic or Covidien is disproportionately affected relative to other similarly situated companies); or (v) actions of the relevant party or any of its subsidiaries which the other party expressly requested in writing;

•	any decline in the trading price of the shares of the relevant party on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded, be considered in determining whether there is a material adverse effect); or

•	those events, developments, occurrences, states of facts or changes resulting from the announcement or existence of the Transaction Agreement or the contemplated transaction, and compliance with the Transaction Agreement, including any litigation resulting therefrom or with respect thereto.

THE DESCRIPTION OF THE TRANSACTION AGREEMENT IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE TRANSACTION AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACT BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE TRANSACTION

AGREEMENT AND IN SOME CASES WERE QUALIFIED BY CONFIDENTIAL DISCLOSURES MADE BY THE PARTIES, WHICH DISCLOSURES ARE NOT REFLECTED IN THE TRANSACTION AGREEMENT. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE OR MAY HAVE BEEN USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.

Covenants and Agreements

Medtronic and Covidien agreed to certain covenants and agreements in the Transaction Agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Transaction Agreement or in certain disclosure schedules to the Transaction Agreement.

Shareholders Meetings and Recommendations

Covidien has agreed to (i) convene the special Court-ordered meeting to approve the scheme of arrangement and (ii) convene the EGM as soon as the special Court-ordered meeting has concluded or adjourned, in order to approve the EGM resolutions required to effect the scheme, subject to the specified exception described in “—Termination” below. Additionally, the board of directors of Covidien has, subject to the specified exceptions described in “—Third-Party Acquisition Proposals” below, recommended that Covidien’s shareholders vote to approve the scheme of arrangement at the special Court-ordered meeting and vote to approve the EGM resolutions required to effect the scheme at the EGM.

Medtronic has agreed to hold a meeting of its shareholders to vote on the approval of the plan of merger set forth in the Transaction Agreement and the board of directors of Medtronic has recommended that Medtronic’s shareholders vote in favor of the approval of the plan of merger set forth in the Transaction Agreement, subject to the specified exceptions described in “—Third-Party Acquisition Proposals” below.

Both Medtronic and Covidien agreed to use reasonable best efforts to submit to the vote of their respective shareholders at the respective shareholder meetings a resolution to approve the creation of distributable reserves, by reducing the share premium account of New Medtronic resulting from the issuance of New Medtronic ordinary shares pursuant to the scheme (see “Creation of Distributable Reserves of New Medtronic”). The parties have agreed that the respective approvals of the resolutions to approve the creation of distributable reserves of New Medtronic will not be a condition to the parties’ obligation to effect the acquisition or the merger.

Third-Party Acquisition Proposals

Both Medtronic and Covidien have agreed in the Transaction Agreement that each of Medtronic and Covidien and their respective subsidiaries will not, and they will use reasonable best efforts to cause their representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Medtronic Alternative Proposal or Covidien Alternative Proposal (each, an “Alternative Proposal,” as applicable, and as defined below);

•	participate in any discussions or negotiations regarding an Alternative Proposal with, or furnish any non-public information regarding an Alternative Proposal to, any person that has made or, to Medtronic’s or Covidien’s knowledge (as applicable), is considering making an Alternative Proposal; or

•

waive, terminate, modify or fail to use reasonable best efforts to enforce any standstill or similar obligation of any person with respect to Medtronic or Covidien or any of their respective subsidiaries (provided that Medtronic or Covidien will not be required to take, or be prohibited from taking, any action otherwise prohibited or required by the subclause described in this bullet if the board of directors of Medtronic or

Covidien (as applicable) determines in good faith (after consultation with Medtronic’s or Covidien’s legal advisors, as applicable) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties).

However, if Medtronic or Covidien receives a written Alternative Proposal or enquiry or proposal from a person who is intending on making an Alternative Proposal, and the board of directors of Medtronic or Covidien, as applicable, determines in good faith (after consultation with Medtronic’s or Covidien’s financial advisor and legal counsel, as applicable) that (i) such Alternative Proposal, enquiry or proposal either constitutes a Medtronic Superior Proposal (as defined below) or Covidien Superior Proposal (as defined below), as applicable, or could reasonably be expected to result in a Medtronic Superior Proposal or Covidien Superior Proposal, as applicable, and (ii) the failure to take the actions described in the next two bullets below would be reasonably likely to be inconsistent with the directors’ fiduciary duties, and the proposal was made after the date of the Transaction Agreement and did not result from a breach of the restrictions described above, each of Medtronic or Covidien, as applicable, may:

•	furnish to such third party (and any persons acting in concert with such third party and to their respective potential financing sources and its representatives) nonpublic information relating to Medtronic or Covidien, as applicable, pursuant to an executed confidentiality agreement that is no less restrictive of such person than the confidentiality agreement between Medtronic and Covidien, provided that all such nonpublic information provided to the third party must also be provided to Medtronic or Covidien, as applicable; and

•	engage in negotiations with such third party with respect to an Alternative Proposal.

Each of Medtronic and Covidien will promptly (and in any event within 24 hours of receipt) notify the other party of the receipt of any Alternative Proposal or any initial communication or proposal that may reasonably be expected to lead to an Alternative Proposal and will indicate the material terms and conditions of such Alternative Proposal or such proposal (including through the provision of all written material received from the third party that is material to understanding such Alternative Proposal and all written material provided to such third party that is material to understanding any counterproposal or other material substantive response to such Alternative Proposal) and the identity of the person making any such Alternative Proposal and thereafter will keep Medtronic or Covidien, as applicable, reasonably informed on a reasonably current basis of any material change to the terms and status of any such Alternative Proposal.

Subject to certain exceptions, none of the Medtronic board of directors, the Covidien board of directors, or any committee thereof may (i) withdraw or fail to make when required pursuant to the Transaction Agreement (or qualify or modify in any manner adverse to Medtronic or Covidien, as applicable), or propose publicly to withdraw or fail to make when required pursuant to the Transaction Agreement (or qualify or modify in any manner adverse to Medtronic or Covidien, as applicable), the recommendation of the Medtronic board of directors or the Covidien board of directors that, as applicable, the Covidien shareholders vote to approve the scheme of arrangement and the EGM resolutions required to effect the scheme or the Medtronic shareholders vote to approve the plan of merger set forth in the Transaction Agreement, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Alternative Proposal (any action in subclauses (i) and (ii) being referred to as an “Medtronic Change of Recommendation” or a “Covidien Change of Recommendation,” as applicable, and either a “Change of Recommendation”) or (iii) cause or allow Medtronic or Covidien or any of their subsidiaries to execute or enter into any agreement constituting or that would reasonably be expected to lead to an Alternative Proposal or requiring, or reasonably expected to cause, Medtronic or Covidien to abandon, terminate, delay or fail to consummate the acquisition.

Prior to obtaining the approval of the Covidien shareholders of the scheme of arrangement and the EGM resolutions required to effect the scheme, the board of directors of Covidien may make a Covidien Change of Recommendation if it has concluded in good faith (after consultation with Covidien’s outside legal counsel and financial advisor) (i) that a Covidien Alternative Proposal constitutes a Covidien Superior Proposal and (ii) that the failure to make a Covidien Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties; provided, however, that Covidien must provide prior written notice to Medtronic, at least three business days in advance, of the intention of the Covidien board of directors to make such Covidien Change of Recommendation, and provided further that the Covidien board must take into account any changes to the terms of the Transaction Agreement and the scheme of arrangement proposed by Medtronic in response to such prior written notice or otherwise and during such three business day period must engage in good faith negotiations with Medtronic regarding any changes to the Transaction Agreement proposed by Medtronic.

Prior to obtaining the approval of the Covidien shareholders of the scheme of arrangement and the EGM resolutions required to effect the scheme, the board of directors of Covidien may make a Covidien Change of Recommendation in response to a material event, development, occurrence, state of facts or change that was not known as of the date of the Transaction Agreement, subject to certain limitations, if the Covidien board of directors has concluded in good faith (after consultation with Covidien’s outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties; provided, however, that Covidien must provide prior written notice to Medtronic, at least three business days in advance, of the intention of the Covidien board of directors to make such Covidien Change of Recommendation and the reasons therefor, and provided further that the Covidien board must take into account any changes to the terms of the Transaction Agreement and the scheme of arrangement proposed by Medtronic in response to such prior written notice or otherwise and, during such three business day period, Covidien must engage in good faith negotiations with Medtronic regarding any changes to the Transaction Agreement proposed by Medtronic.

The Transaction Agreement provides that a “Covidien Alternative Proposal” means: a bona fide proposal or bona fide offer made by any person (other than a proposal or offer pursuant to Rule 2.5 of the Takeover Rules by Medtronic or any persons acting in concert with Medtronic under Rule 3.3 of Part A of the Takeover Rules) for (i) the acquisition of Covidien by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Covidien and its subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Covidien’s subsidiaries); (iii) the acquisition by any person (or the shareholders of any person) of 20% or more of the outstanding Covidien ordinary shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Covidien as a result of which the holders of Covidien ordinary shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

The Transaction Agreement provides that a “Covidien Superior Proposal” means: a written Covidien Alternative Proposal made by any person that the board of directors of Covidien determines in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) is more favorable to the Covidien shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Covidien board of directors considers to be appropriate (it being understood that, for purposes of the definition of “Covidien Superior Proposal,” references to “20%” and “80%” in the definition of Covidien Alternative Proposal are deemed to refer to “50%”).

Prior to obtaining the approval of the Medtronic shareholders of the Transaction Agreement, the board of directors of Medtronic may make a Medtronic Change of Recommendation if it has concluded in good faith (after consultation with Medtronic’s outside legal counsel and financial advisor) (i) that a Medtronic Alternative Proposal constitutes a Medtronic Superior Proposal (as defined below) and (ii) that the failure to make a Medtronic Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties; provided, however, that Medtronic must provide prior written notice to Covidien, at least three business days in advance, of the intention of the Medtronic board of directors to make such Medtronic Change of Recommendation, and provided further that the Medtronic board must take into account any changes to the terms of the Transaction Agreement and the scheme of arrangement proposed by Covidien in response to such prior written notice or otherwise and during such three business day period must engage in good faith negotiations with Covidien regarding any changes to the Transaction Agreement proposed by Covidien.

Prior to obtaining the approval of the Medtronic shareholders of the plan of merger set forth in the Transaction Agreement, the board of directors of Medtronic may make a Medtronic Change of Recommendation in response to a material event, development, occurrence, state of facts or change that was not known as of the date of the Transaction Agreement, subject to certain limitations, if the Medtronic board of directors has concluded in good faith (after consultation with Medtronic’s outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties; provided, however, that Medtronic must provide prior written notice to Covidien, at least three business days in advance, of the intention of the Medtronic board of directors to make such Medtronic Change of Recommendation and the reasons therefor, and provided further that the Medtronic board must take into account any changes to the terms of the Transaction Agreement and the scheme of arrangement proposed by Covidien in response to such prior written notice or otherwise and, during such three business day period, Medtronic must engage in good faith negotiations with Covidien regarding any changes to the Transaction Agreement proposed by Covidien.

The Transaction Agreement provides that a “Medtronic Alternative Proposal” means: a bona fide proposal or bona fide offer made by any person for (i) the acquisition of Medtronic by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Medtronic and its subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Medtronic’s subsidiaries); (iii) the acquisition by any person (or the shareholders of any person) of 20% or more of the outstanding Medtronic common shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Medtronic as a result of which the holders of Medtronic common shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

The Transaction Agreement provides that a “Medtronic Superior Proposal” means: a written Medtronic Alternative Proposal made by any person that the board of directors of Medtronic determines in good faith (after consultation with Medtronic’s financial advisor and outside legal counsel) is more favorable to the Medtronic shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Medtronic board of directors considers to be appropriate (it being understood that, for purposes of the definition of “Medtronic Superior Proposal,” references to “20%” and “80%” in the definition of Medtronic Alternative Proposal are deemed to refer to “50%”).

The obligations of the parties under the Transaction Agreement are subject in all respects to the parties’ obligations under the Irish Takeover Rules.

Termination and Right to Match in the Event of a Covidien Superior Proposal

Covidien may terminate the Transaction Agreement in order to enter into an agreement, understanding or arrangement providing for a Covidien Superior Proposal at any time prior to obtaining the approval of the Covidien shareholders of the scheme of arrangement and the EGM resolutions required to effect the scheme, subject to the following conditions: (i) the Covidien board of directors has concluded in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) that (a) a Covidien Alternative Proposal constitutes a Covidien Superior Proposal and (b) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties; (ii) promptly upon the Covidien board of directors’ determination that a Covidien Superior Proposal exists (and in any event, within 24 hours of such determination), Covidien must provide a written notice to Medtronic (a “Superior Proposal Notice”) advising Medtronic that Covidien has received a Covidien Alternative Proposal that the Covidien board of directors considers to be a Covidien Superior Proposal and specifying the material terms and conditions of such Covidien Alternative Proposal and the identity of the relevant third party. Covidien must then provide Medtronic with an opportunity, for a period of three business days from the time of delivery to Medtronic of the Superior Proposal Notice (the “Medtronic Notice Period”), to propose to amend the terms and conditions of the Transaction Agreement such that the Covidien Superior Proposal no longer constitutes a Covidien Superior Proposal. In the event that during the Medtronic Notice Period any material revision is made to the financial terms of the Covidien Superior Proposal, Covidien is required to deliver a new Covidien

Superior Proposal Notice to Medtronic and to provide Medtronic with the match rights described above, except that the Medtronic Notice Period will be the greater of two business days and the amount of time remaining in the initial Medtronic Notice Period. See also “—Termination.”

Efforts to Consummate

Each of Medtronic and Covidien agreed to use their respective reasonable best efforts, including by taking Divestiture Actions (as defined below), to achieve satisfaction of the closing conditions as promptly as reasonably practicable following publication of the scheme of arrangement disclosure document and in any event no later than March 15, 2015, or, in circumstances in which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015. Notwithstanding the foregoing obligations, neither Medtronic nor Covidien nor any of their respective subsidiaries will be required or, with respect to Covidien or any of its subsidiaries, permitted without the prior written consent of Medtronic, to (i) take any action if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, operations or financial condition of New Medtronic and its subsidiaries (including Medtronic, Covidien and their respective subsidiaries), taken as a whole (measured on the basis of New Medtronic as it would exist following the consummation of the transaction) or (ii) take any action, agree to take any action, or consent to the taking of any action, other than a Divestiture Action, where such action would limit Medtronic’s or Covidien’s freedom of action or the conduct of any business, asset, product line or property of Medtronic or Covidien (or one or more of their respective subsidiaries) or any joint venture in which Medtronic or Covidien (or one or more of their respective subsidiaries) holds an equity interest. The Transaction Agreement provides that a “Divestiture Action” means: the sale, divestiture, license, or disposition of any businesses, assets, equity interests, product lines or properties of Medtronic or Covidien (or any of their respective subsidiaries) or any equity interest in any joint venture held by Medtronic or Covidien (or any of their respective subsidiaries).

Financing

Medtronic and its subsidiaries will use their reasonable best efforts to take or cause to be taken any appropriate action necessary, proper or advisable to consummate the financing of the transaction. Medtronic will keep Covidien informed on a reasonably current basis of the status of its efforts to arrange the financing, including providing copies of all executed credit agreements.

Covidien and its subsidiaries, officers, employees, advisors and other representatives will use their reasonable best efforts to provide Medtronic and its subsidiaries any assistance reasonably requested by Medtronic that is customary in connection with arranging, obtaining and syndicating the financing.

Conduct of Business Pending the Completion Date
At all times from the execution of the Transaction Agreement until the consummation of the transaction, and subject to certain exceptions, except as required by law, expressly contemplated or permitted by the Transaction Agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Medtronic and Covidien have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice in all material respects.

At all times from the execution of the Transaction Agreement until the consummation of the transaction, and subject to certain exceptions, except as required by law, as expressly contemplated or permitted by the Transaction Agreement, as set forth in the disclosure schedule to the Transaction Agreement or with the prior written consent of Medtronic (such consent not to be unreasonably withheld, conditioned or delayed), Covidien has generally agreed not to, and agreed not to allow its subsidiaries to:

•

authorize or pay any dividend or distribution with respect to outstanding shares other than (i) dividends paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice and (ii) subject to certain conditions, to continue to pay regular quarterly cash dividends of not more than $0.36 per share per quarter on terms consistent with past practice;

•	split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, or permit its subsidiaries to do the same;

•	subject to certain exceptions, (i) grant any options, share awards or any other equity awards, (ii) increase the compensation or other benefits payable or provided to Covidien’s current or former directors, executive officers or employees, (iii) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Covidien, (iv) terminate the employment of any officers with a title of Vice President or above other than for cause, (v) amend any performance targets with respect to any outstanding bonus or equity awards, (vi) amend the funding obligation or contribution rate of any Covidien benefit plan or change any underlying assumptions to calculate benefits payable under any such plan or (vii) establish, adopt, enter into, amend or terminate any Covidien benefit plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except, in each case, as required by existing written agreements or Covidien benefit plans in effect as of the date of the Transaction Agreement or as otherwise required by applicable law;

•	make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by U.S. GAAP, applicable law or SEC policy;

•	authorize, announce an intention to authorize or enter into agreements with respect to any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations, except for acquisitions, mergers, consolidations or business combinations for amounts not to exceed $200,000,000 individually or $400,000,000 in the aggregate, and subject to certain other exceptions;

•	amend the memorandum and articles of association of Covidien or permit any of its significant subsidiaries to adopt any material amendments to their organizational documents;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of capital, voting securities or other equity interest or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable option to purchase Covidien ordinary shares under any existing Covidien share award plan (except as otherwise provided by the express terms of any options outstanding on the date of the Transaction Agreement), subject to certain exceptions;

•	purchase, redeem or otherwise acquire any shares or rights to acquire shares of capital, except for (A) acquisitions of Covidien ordinary shares tendered by holders of Covidien options and share awards to satisfy obligations to pay the exercise price and/or tax obligations with respect thereto or (B) transactions among Covidien and its wholly owned subsidiaries or among Covidien’s wholly owned subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction);

•

redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or rights to acquire any debt securities except for (i) Covidien intercompany indebtedness, (ii) the refinancing (in consultation with Medtronic) of any existing indebtedness for borrowed money of Covidien or any of its subsidiaries maturing on or prior to the six-month anniversary of the date of such refinancing, subject to certain exceptions, (iii) guarantees of indebtedness of Covidien or any subsidiary of Covidien, (iv) issuances of commercial paper by Covidien or any of its subsidiaries backed by the Five-Year Senior Credit Agreement, dated as of August 9, 2011, among Covidien International Finance S.A., Covidien, the lenders party thereto and Citibank, N.A., as administrative agent, (v) incurrence of up to $500,000,000 of indebtedness (at any one time outstanding) pursuant to the Five-Year Senior Credit Agreement in connection with the funding of certain specified expenditures, (vi) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (vii) indebtedness not to exceed $250,000,000 in aggregate principal amount that may be incurred by Covidien or any of its subsidiaries; provided that the making of guarantees and the entrance into letters of credit or surety bonds for commercial transactions in the ordinary course of business consistent with past practice will be permitted;

•	make any loans to any other person involving in excess of $10,000,000 individually or $30,000,000 in the aggregate, except for Covidien intercompany loans, provided that, subject to the provisions of the existing indebtedness and other agreements of Covidien, Covidien may not make any loan that would (or structure any such loan in a manner that would) be reasonably expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction;

•	sell, lease, license, transfer, exchange, swap, let lapse (with respect to intellectual property only) or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) liens for permitted indebtedness, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a lien of no greater amount, (ii) dispositions of inventory and obsolete equipment in the ordinary course of business, (iii) transactions involving less than $10,000,000 individually and $50,000,000 in the aggregate, (iv) non-exclusive licenses, or the allowance of lapsing, of intellectual property in the ordinary course of business or (v) Covidien intercompany transactions, provided that Covidien and its subsidiaries may not engage in any such transaction (or structure any such transaction in a manner that would) that would be reasonably expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction;

•	settle any material claim, litigation, investigation or proceeding made or pending (i) against Covidien or any of its subsidiaries, or any of their officers and directors in their capacities as such, other than any settlement (a) for an amount not to exceed $2,500,000 individually or $25,000,000 in the aggregate, (b) that does not impose any injunctive relief on Covidien and its subsidiaries or otherwise encumber or restrict their operations and (c) that does not include any admission of guilt or wrongdoing by Covidien or (ii) by Covidien or any of its subsidiaries as plaintiff with respect to material intellectual property of Covidien and its subsidiaries;

•	except for (i) any action (or failure to act) required pursuant to the Tax Sharing Agreement entered into as of June 29, 2007, by and among Tyco International Ltd., Covidien, and Tyco Electronics Ltd. (the “Tyco tax sharing agreement”) and (ii) for actions taken in the ordinary course of business consistent with past practice, make or change any material tax election, change any material method of accounting for tax purposes or any annual accounting period, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, enter into any closing agreement with respect to a material amount of taxes or surrender any right to claim a material amount of tax refunds;

•	make any new capital expenditure or expenditures, or commit to do so, in excess of specified amounts in the disclosure schedule to the Transaction Agreement;

•	except in the ordinary course of business consistent with past practice or in connection with any matter to the extent specifically permitted by other provisions of the Transaction Agreement, enter into a material contract, or materially amend or terminate any existing material contract or waive, release or assign any material rights or claims thereunder;

•	alter any intercompany arrangements or agreements or the ownership structure among Covidien and its wholly owned subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

At all times from the execution of the Transaction Agreement until the consummation of the transaction, and subject to certain exceptions, except as required by law, as expressly contemplated or permitted by the Transaction Agreement, as set forth in the disclosure schedule to the Transaction Agreement or with the prior written consent of Covidien (such consent not to be unreasonably withheld, conditioned or delayed), Medtronic has generally agreed not to:

•	authorize or pay, or permit any of its subsidiaries to authorize or pay, any dividend or distribution with respect to the outstanding shares of capital other than (i) dividends paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice, and (ii) subject to certain conditions, to continue to pay regular quarterly cash dividends of not more than $0.305 per share per quarter on terms consistent with past practice;

•	split, combine or reclassify, or permit any of its subsidiaries to split, combine or reclassify, any of its shares of capital in issue, or issue or authorize the issuance of, or permit its subsidiaries to issue or authorize the issuance of, any other securities in respect of, in lieu of or in substitution for, shares of capital, except for any such transaction by a wholly owned subsidiary of Medtronic which remains a wholly owned subsidiary after consummation of such transaction;

•	authorize, announce an intention to authorize, or enter into agreements with respect to, or permit any of its subsidiaries to authorize, announce an intention to authorize, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations that would reasonably be expected to prevent or materially delay or impede the consummation of the transaction or that would reasonably be expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction;

•	purchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares or rights to acquire shares of capital, except for (i) acquisitions of Medtronic shares tendered by holders of Medtronic options and share awards to satisfy obligations to pay the exercise price and/or tax obligations with respect thereto, (ii) transactions among Medtronic and its wholly owned subsidiaries or among Medtronic’s wholly owned subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to New Medtronic and its subsidiaries after consummation of the transaction) or (iii) acquisitions or repurchases of Medtronic shares pursuant to (and within the limitations of) Medtronic’s previously announced share repurchase plan;

•	amend the organizational documents of Medtronic or New Medtronic, or permit any of New Medtronic, IrSub, U.S. AcquisitionCo and MergerSub to adopt any amendments to its organizational documents, in each case in any manner that would adversely affect the consummation of the transaction;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of capital, voting securities or other equity interest in Medtronic or any subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable option to purchase Medtronic common shares under any existing Medtronic share award plan (except as otherwise provided by the express terms of any options outstanding on the date of the Transaction Agreement), subject to certain exceptions; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Directors’ and Officers’ Indemnification and Insurance

New Medtronic has agreed that all rights to indemnification, advancement of expenses or exculpation existing as of the date of the Transaction Agreement in respect of acts or omissions occurring at or prior to the effective time provided for in the organizational documents of Medtronic, Covidien and their respective subsidiaries or in any agreement to which those entities are party in favor of the current or former directors, officers or employees of Medtronic or Covidien or any of their respective subsidiaries will continue in full force and effect following the consummation of the transaction. For six years after the effective time of the scheme or the merger, as applicable, New Medtronic will maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the organizational documents of Medtronic, Covidien and their respective subsidiaries or in any agreement to which those entities are party and will not amend, repeal or modify such provisions in any manner that would adversely affect the rights of any individuals who are entitled to such rights.

At and after the effective time of the scheme, Covidien will (and New Medtronic will cause Covidien to) indemnify and hold harmless each present and former director, officer and employee of Covidien and its subsidiaries against any costs, expenses, losses or liabilities arising out of matters pertaining to such person’s service to Covidien or any of its subsidiaries occurring at or before the effective time, subject to the limitations of applicable law and the companies’ organizational documents.

Similarly, at and after the effective time of the merger, Medtronic will (and New Medtronic will cause Medtronic to) indemnify and hold harmless each present and former director, officer and employee of Medtronic and its subsidiaries against any costs, expenses, losses or liabilities arising out of matters pertaining to such person’s service to Medtronic or any of its subsidiaries occurring at or before the effective time, subject to the limitations of applicable law and the companies’ organizational documents.

For a period of six years from the closing of the transaction, New Medtronic will cause to be maintained (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance as in effect as of the effective time of the scheme or the merger, as applicable, maintained by each of Covidien and its subsidiaries and Medtronic and its subsidiaries with respect to matters arising on or before the effective time or (ii) a “tail” policy under each of Medtronic’s and Covidien’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by each of Medtronic’s and Covidien’s directors’ and officers’ insurance policy, respectively, in effect as of the date of the Transaction Agreement for actions and omissions occurring at or prior to the effective time; provided, however, that, after the effective time, New Medtronic will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Medtronic or Covidien, as applicable, prior to the date hereof in respect of the respective coverages required to be obtained, but in such case will purchase as much coverage as reasonably practicable for that amount.

Employee Matters

For a period of one year following the effective time of the scheme, New Medtronic will provide to each continuing Covidien employee (a) base compensation that is no less favorable to such Covidien employee than the base compensation provided to such Covidien employee immediately prior to the effective time of the scheme; (b) an annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) that is no less favorable than such Covidien employee’s annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) in effect immediately prior to the effective time of the scheme; and (c) other compensation opportunities and benefits that are substantially comparable, in the aggregate, to those provided to such Covidien employee immediately prior to the effective time of the scheme. New Medtronic will, or will cause one of its subsidiaries to, assume, honor and fulfill all Covidien employee benefit plans in accordance with their terms as in effect immediately prior to the date of the Transaction Agreement or as subsequently amended.

For purposes of vesting, eligibility to participate, and level of benefits under the employee benefit plans of New Medtronic and Medtronic providing benefits to any Covidien employees after the effective time of the scheme, each Covidien employee will be credited with his or her years of service with the Covidien group and its predecessors before the effective time of the scheme, to the same extent as such Covidien employee was entitled, before the effective time of the scheme, to credit for such service under any similar Covidien employee benefit plan in which such Covidien employee participated or was eligible to participate immediately prior to the effective time of the scheme. Service credit will not be provided, however, with respect to any benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, each Covidien employee will be immediately eligible to participate, without any waiting time, in any and all New Medtronic and Medtronic employee benefit plans to the extent coverage under such plan is replacing comparable coverage under a Covidien employee benefit plan in which such Covidien employee participated immediately before the effective time of the scheme, and, for purposes of each such New Medtronic or Medtronic employee benefit plan providing medical, dental, pharmaceutical, and/or vision benefits to any Covidien employee, New Medtronic will use its commercially reasonable efforts to cause (a) all pre-existing condition exclusions and actively-at-work requirements of such plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in such plan, was subject to such conditions under the comparable Covidien employee benefit plan, and (b) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Covidien employee benefit plan ending on the date such employee’s participation in the corresponding New Medtronic or Medtronic employee benefit plan begins to be taken into account under such New Medtronic or Medtronic plan for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Medtronic or Medtronic plan.

Covidien has the right under the Transaction Agreement to pay pro rata annual bonuses in respect of the 2015 fiscal year to each Covidien employee who is employed as of immediately prior to the effective time of the scheme and who is terminated other than for cause by Covidien, New Medtronic, or any of their respective subsidiaries prior to the date on which annual bonuses in respect of the 2015 fiscal year would otherwise be paid. Any such bonus payments will be based on target performance.

Under the Transaction Agreement, Covidien is also permitted to establish a cash-based retention program in the aggregate amount of no less than $20 million to, among other things, promote retention and incentivize efforts to consummate the transaction. Amounts under the retention program will be allocated among the employees of Covidien and its subsidiaries identified, and in the amounts and on the terms determined, by Covidien in good faith consultation with Medtronic; however, no such awards will be made to any employee of Covidien who is an executive officer of Covidien.

In addition, New Medtronic and Medtronic have acknowledged in the Transaction Agreement that a “change of control” (or similar phrase) within the meaning of any Covidien employee benefit plan will occur at or prior to effective time of the scheme, as applicable.

New Medtronic Board of Directors

At the effective time of the scheme, the board of directors of New Medtronic will have no more than 13 members, consisting of: (i) no more than 11 individuals who were members of the Medtronic board of directors as of immediately prior to the effective time and (ii) two members of the board of directors of Covidien as of June 15, 2014 to be selected by, in consultation with Covidien, the Medtronic Nominating and Corporate Governance Committee pursuant to the director nomination process set forth in Medtronic’s proxy statement on Schedule 14A filed with the SEC on July 11, 2014.

Conditions to the Completion of the Acquisition and the Merger

The scheme and the completion of the acquisition are subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions:

•	the approval of the scheme by the Covidien shareholders at the special Court-ordered meeting (or at any adjournment of such meeting);

•	certain of the EGM resolutions being duly passed by the Covidien shareholders at the EGM (or at any adjournment of such meeting);

•	the Irish High Court’s sanction of the scheme of arrangement (without material modification) and confirmation of the reduction of the share premium account and registration with the Registrar of Companies;

•	the adoption of the plan of merger set forth in the Transaction Agreement by Medtronic shareholders as required by the MBCA and Article I of the bylaws of Medtronic;

•	the NYSE having authorized, and not withdrawn its authorization, for listing all of the New Medtronic ordinary shares to be issued in connection with the acquisition and the merger, subject to satisfaction of any conditions to which such approval is expressed to be subject;

•	all applicable waiting periods under the HSR Act in connection with the acquisition and/or the merger having expired or having been terminated;

•	the European Commission deciding that it does not intend to initiate any proceedings under Article 6(1)(c) of the EC Merger Regulation in respect of the acquisition or to refer the acquisition (or any aspect of the acquisition) to a competent authority of an EEA member state under Article 9(1) of the EC Merger Regulation or otherwise deciding that the acquisition is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation;

•	all required clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the acquisition and/or the merger, under the antitrust, competition or foreign investment laws of Canada, the People’s Republic of China, Japan, Israel, Turkey, Russia and South Korea;

•	the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part having become effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceedings initiated by the SEC seeking any stop order;

•	no (i) law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, restraint or prohibition under any antitrust order by any relevant authority which prohibits consummation of the acquisition or the merger having been enacted or entered and continuing to be in effect; and

•	there having been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and no bill that would implement such a change has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a United States domestic corporation for United States federal income tax purposes; and

•	the Transaction Agreement not having been terminated in accordance with its terms.

In addition, each of Medtronic’s and Covidien’s obligation to effect the acquisition is conditioned upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;

•	the performance by the other party of its obligations and covenants under the Transaction Agreement in all material respects; and

•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

If Medtronic is required to make an offer for Covidien shares under the provisions of Rule 9 of the Irish Takeover Rules, Medtronic may make such alterations to the conditions set forth above as are necessary to comply with the provisions of that rule. Additionally, as required by Rule 12(b)(i) of the Irish Takeover Rules, to the extent that the acquisition would give rise to a concentration with a community dimension within the scope of the EC Merger Regulation, the scheme will, except as otherwise approved by the Panel, lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EC Merger Regulation or refers the concentration to a competent authority of a member state under Article 9(1) of the EC Merger Regulation prior to the date of the special Court-ordered meeting.

The acquisition is also conditioned on the scheme becoming effective and unconditional by not later than June 15, 2015 (or earlier if required by the Irish Takeover Panel or later if the parties agree and, if required, the Irish Takeover Panel consents and the Irish High Court allows). In addition, the scheme will lapse unless it is effective on or prior to June 15, 2015. The merger is conditioned only upon the consummation and implementation of the scheme and the acquisition.

The complete text of the conditions appendix is attached as Annex B to this joint proxy statement/prospectus.

Survival of Representations and Warranties

None of the representations and warranties of the Transaction Agreement will survive the consummation of the transaction or the termination of the Transaction Agreement.

Termination

The Transaction Agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

•	by mutual written consent of Medtronic and Covidien;

•	by either Medtronic or Covidien:

•	if (i) after completion of the special Court-ordered meeting or the EGM, the necessary resolutions have not been approved by the requisite votes, or (ii) after completion of the Medtronic shareholders meeting, the necessary Medtronic shareholder approval has not been obtained;

•	subject to certain exceptions, if the transaction has not been consummated by 5:00 p.m., New York City time, on March 15, 2015, subject to an extension to June 15, 2015 in certain circumstances if the only outstanding unsatisfied conditions relate to antitrust approval;

•	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree in writing that the decision of the Irish High Court will be appealed;

•	subject to certain exceptions, if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the acquisition or the merger has become final and non-appealable; or

•	if there has been a change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code, as amended (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), or there has been a bill that would implement such a change passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a United States domestic corporation for United States federal income tax purposes;

•	by Covidien:

•	in certain circumstances if Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo or MergerSub breaches or fails to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 15, 2015 (or, if extended in certain circumstances under which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015);

•	prior to obtaining Covidien shareholder approval, in order to enter into an agreement providing for a Covidien Superior Proposal; or

•	by Medtronic:

•	in certain circumstances if Covidien breaches or fails to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 15, 2015 (or, if extended in certain circumstances under which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015).

Expenses

Except as otherwise provided in the Transaction Agreement or in the expenses reimbursement agreement (see “Expenses Reimbursement Agreement,” beginning on page 313 of this joint proxy statement/prospectus), all costs and expenses incurred in connection with the transaction will be paid by the party incurring such cost or expense, except the following: (i) the Irish Takeover Panel’s document review fees, which will be paid 70% by Medtronic and 30% by Covidien, and (ii) the costs of, and associated with, the filing, printing, publication and posting of this joint proxy statement/prospectus and any other material required to be posted pursuant to SEC rules or the Takeover Rules and the filing fees incurred in connection with notifications with any relevant authorities under any antitrust laws, which will each be paid 70% by Medtronic and 30% by Covidien.

Reverse Termination Payment

If the Transaction Agreement is terminated by Covidien or Medtronic after the Medtronic shareholders vote against the adoption of the plan of merger contained in the Transaction Agreement following a change in recommendation by the Medtronic board of directors with respect thereto, then Medtronic must pay $850,000,000 to Covidien, provided that either (i) Covidien shareholders have approved the scheme at the special Court-ordered meeting and the necessary resolutions to effect the transaction at the EGM or (ii) Medtronic has effected such termination prior to the special Court-ordered meeting and the EGM being completed.

Upon Covidien becoming entitled to the foregoing reverse termination payment, none of Medtronic, New Medtronic, IrSub, U.S. AcquisitionCo or MergerSub will have further liability in connection with the termination of the Transaction Agreement, except for liability for willful breach, fraud or as provided in the confidentiality agreement between Medtronic and Covidien dated as of April 23, 2014.

Amendment and Waiver

The Transaction Agreement may not be modified or amended except by an instrument in writing signed by each of the parties, except that following certain approvals by the Covidien shareholders or Medtronic shareholders there will be no further amendment which by applicable law would require further approval by the Covidien shareholders or Medtronic shareholders without such further approval. No delay or omission by either party to the Transaction Agreement in exercising any right, power or remedy provided by law or under the Transaction Agreement will operate as a waiver. Furthermore, certain provisions of the Transaction Agreement may not be amended without the prior written consent of sources of financing for the transaction.

Specific Performance; Third-Party Beneficiaries

All parties agreed in the Transaction Agreement that damages would not be an adequate remedy for any breach of the Transaction Agreement. Accordingly, each party is entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the Transaction Agreement.

The Transaction Agreement is not intended to confer upon any person other than Medtronic and Covidien and the other parties thereto any rights or remedies with the exception of the rights of the specified directors, officers and employees to certain indemnification and insurance and certain rights provided to the financing sources of Medtronic in the Transaction Agreement.

EXPENSES REIMBURSEMENT AGREEMENT

The following is a summary of certain material terms of the expenses reimbursement agreement. This summary is qualified in its entirety by reference to the expenses reimbursement agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/prospectus as Annex C. We encourage you to read the expenses reimbursement agreement carefully and in its entirety.

Concurrently with the execution of the Transaction Agreement, Medtronic and Covidien entered into the expenses reimbursement agreement. Under the expenses reimbursement agreement, the terms of which have been consented to by the Irish Takeover Panel for purposes of Irish Takeover Rule 21.2 only, Covidien has agreed to reimburse all documented, specific and quantifiable third-party costs and expenses incurred by Medtronic, or on its behalf, for the purposes of, in preparation for, or in connection with the acquisition, including exploratory work carried out in contemplation of and in connection with the acquisition, legal, financial and commercial due diligence, arranging financing and engaging advisors to assist in the process, up to 1% of the total value of the issued share capital of Covidien, or approximately $429 million, as ascribed by the terms of the acquisition. Actual costs may be less than the Expense Reimbursement Amount (in which case Covidien will be obligated to reimburse the amount of such costs), or may exceed the Expense Reimbursement Amount (in which case Medtronic will not be reimbursed for the full amount of its transaction-related costs). Covidien has agreed to so reimburse Medtronic if:

(i)	the Transaction Agreement is terminated in any of the following circumstances:

•	if after completion of the special Court-ordered Meeting or the EGM, the special Court-ordered meeting resolution or the EGM resolution, as applicable, have not been approved by the requisite votes, if (A) the Covidien board of directors has (x) withdrawn or failed to make when required pursuant to the Transaction Agreement (or qualified or modified in any manner adverse to Medtronic), or proposed publicly to withdraw or fail to make when required pursuant to the Transaction Agreement (or qualify or modify in any manner adverse to Medtronic), the recommendation to Covidien shareholders to approve the scheme or, if Medtronic elects to implement the acquisition by way of a takeover offer, the recommendation to Covidien shareholders to accept the takeover offer, (y) approved, recommended or declared advisable, or proposed publicly to approve, recommend or declare advisable, any Covidien Alternative Proposal or (z) disclosed a position that is otherwise deemed to be a “Covidien Change of Recommendation” under the Transaction Agreement and (B) either (1) the plan of merger set forth in the Transaction Agreement has been adopted by the holders of a majority of the outstanding Medtronic shares at the time of such termination or (2) Covidien effects such termination prior to the time that the meeting of the Medtronic shareholders for the purpose of obtaining the adoption of the plan of merger contemplated by the Transaction Agreement has been completed; or

•	by Covidien, at any time prior to obtaining the Covidien shareholder approvals, in order to enter into any agreement, understanding or arrangement providing for a Covidien Superior Proposal;

(ii)	all of the following occur:

•	prior to the special Court-ordered meeting, a Covidien Alternative Proposal is publicly disclosed or any person has publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at least three business days before the date of the special Court-ordered meeting (it being understood that, for purposes of this clause and the third clause below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal are deemed to refer to “50%”); and

•	the Transaction Agreement is terminated by either Medtronic or Covidien for the reason that the special Court-ordered meeting or the EGM has been completed and the special Court-ordered meeting resolution or the EGM resolutions, as applicable, were not approved by the requisite votes; and

•	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into within 12 months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in the first clause above); or

(iii)	all of the following occur:

•	prior to the special Court-ordered meeting, a Covidien Alternative Proposal is publicly disclosed or any person has publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at the time the Transaction Agreement is terminated under the circumstances specified in the second clause below (it being understood that, for purposes of this clause and the third clause below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal are deemed to refer to “50%”); and

•	the Transaction Agreement is terminated by Medtronic for the reason that Covidien has breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (A) would result in a failure of certain of the conditions set forth under “The Transaction Agreement—Conditions to the Completion of the Acquisition and the Merger” above and (B) is not reasonably capable of being cured by March 15, 2015, or, in circumstances in which the only outstanding unsatisfied conditions relate to antitrust approval, June 15, 2015, provided that, if curable, Medtronic must give Covidien written notice, delivered at least 30 days prior to such termination, stating Medtronic’s intention to terminate the Transaction Agreement for such reason and the basis for such termination and such breach or failure to perform has not been cured within 30 days following the delivery of such written notice; and

•	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into, within twelve months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in the first clause above).

Upon Medtronic becoming entitled to a reimbursement payment, Covidien will have no further liability in connection with the termination of the Transaction Agreement, except for liability for willful breach, fraud or as provided in the confidentiality agreement between Medtronic and Covidien dated as of April 23, 2014.

Goldman Sachs has confirmed in writing to the Irish Takeover Panel that, in the opinion of Goldman Sachs and Covidien, in the context of the acquisition, Covidien’s entry into the expenses reimbursement agreement was in the best interests of Covidien and the Covidien shareholders.

FINANCING RELATING TO THE TRANSACTION

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

Bridge Credit Agreement

On November 7, 2014, Medtronic entered into the 364-day senior unsecured Bridge Credit Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into the three-year senior unsecured Term Loan Credit Agreement among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments on the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with entering into the Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under the 364-day senior unsecured bridge credit agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under the 60-day senior unsecured cash bridge credit agreement dated as of June 15, 2014.

Summary of Terms of the Bridge Credit Agreement and the Term Loan Credit Agreement

The funding of the loans under each Credit Agreement is conditioned on, among other things, the consummation of the transaction and the absence of certain events of defaults described in each Credit Agreement. The commitments under each Credit Agreement automatically terminate on the earliest of (a) the disbursement of the loans to Medtronic on the Disbursement Date, (b) the occurrence of certain mandatory cancellation events or (c) March 15, 2015 (or, if all but certain conditions under the Transaction Agreement have been completed, June 15, 2015).

Loans outstanding under each Credit Agreement will bear interest, at Medtronic’s option, either (a) at the base rate (defined as the highest of (1) the prime rate of Bank of America, N.A., (2) the federal funds rate plus 0.50% and (3) the applicable interest rate for a eurodollar loan with a one month interest period beginning on such day plus 1.00%) or (b) at the eurodollar rate, plus, in each case, an applicable margin that will vary depending on the debt rating of Medtronic and, in the case of the Bridge Credit Agreement, the number of days which the loans remain outstanding from the Disbursement Date. In addition, under each Credit Agreement, Medtronic has agreed to pay (x) nonrefundable ticking interest of 0.05% on the amount of the aggregate commitments in effect from November 7, 2014 through the termination of the commitments and (y) solely in the case of the Bridge Credit Agreement, a non-refundable duration fee of 0.50%, 0.75% and 1.00% on the 90th, 180th and 270th days, respectively, after the Disbursement Date on the aggregate principal amount of the loans outstanding on such day.

The borrower may voluntarily prepay the loans under each Credit Agreement at any time without premium or penalty. The Bridge Credit Agreement also requires mandatory prepayments with the net cash proceeds of certain asset sales, debt or equity issuances and recovery events, subject to customary exceptions. Each Credit Agreement also contains customary events of default, upon the occurrence of which, and for so long as such event of default is continuing, the amounts outstanding under such Credit Agreement will accrue interest at an increased rate and payments of such outstanding amounts could be accelerated by the lenders. In addition, the loan parties under each Credit Agreement will be subject to certain affirmative and negative covenants.

Amended and Restated Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into the Revolver Amendment Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into the Amended and Restated Revolving Credit Agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

A copy of the Bridge Credit Agreement is included as Exhibit 10.60 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Term Loan Credit Agreement is included as Exhibit 10.61 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Amended and Restated Revolving Credit Agreement is included as Exhibit 10.62 to the registration statement of which this joint proxy statement/prospectus forms a part. For further information regarding the Bridge Credit Agreement, the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement, please see the full text of the Bridge Credit Agreement, a copy of which is filed as Exhibit 10.1 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014, the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.2 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and the full text of the Amended and Restated Revolving Credit Agreement, a copy of which is filed as Exhibit 10.3 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014.

Perella Weinberg is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Covidien shareholders under the terms of the acquisition.

CREATION OF DISTRIBUTABLE RESERVES OF NEW MEDTRONIC

Under Irish law, dividends and distributions and, generally, share repurchases and redemptions may only be made from distributable reserves in New Medtronic’s unconsolidated balance sheet prepared in accordance with the Irish Companies Acts. Distributable reserves generally means the accumulated realized profits of New Medtronic less accumulated realized losses of New Medtronic and includes reserves created by way of a reduction in the share premium account. In addition, no distribution or dividend may be made by New Medtronic unless the net assets of New Medtronic are equal to, or in excess of, the aggregate of New Medtronic’s called up share capital plus undistributable reserves and the distribution does not reduce New Medtronic’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Medtronic’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Medtronic’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. Please see “Description of New Medtronic Ordinary Shares—Dividends” and “Description of New Medtronic Ordinary Shares—Share Repurchases, Redemptions and Conversions.”

Immediately following the transaction, the unconsolidated balance sheet of New Medtronic will not contain any distributable reserves, and “shareholders’ equity” in such balance sheet will be comprised entirely of “share capital” (equal to the aggregate par value of the New Medtronic shares issued pursuant to the transaction) and “share premium” resulting from (i) the issuance of New Medtronic shares in the proposed scheme of arrangement and (ii) a subscription for New Medtronic shares by MergerSub prior to the merger. The share premium account arising shall be equal to (1) the sum of (a) the aggregate market value of the Covidien ordinary shares as of the close of trading on the NYSE on the day the transaction is completed, less the cash consideration paid to the Covidien shareholders pursuant to the acquisition, and (b) the subscription price for the New Medtronic shares subscribed for by MergerSub prior to the merger less (2) the nominal value of New Medtronic’s ordinary share capital.

Prior to completion of the transaction, the current shareholders of New Medtronic will have unanimously passed a resolution that would create distributable reserves following completion of the transaction and will have begun the process of obtaining the required approval of the Irish High Court by converting to distributable reserves the entire amount standing to the credit of the share premium account of New Medtronic immediately following completion of the transaction, or such lesser amount as may be determined by the Irish High Court or the directors of New Medtronic in their absolute discretion.

The Medtronic common shareholders are being asked at the Medtronic special meeting and the Covidien shareholders are being asked at the Covidien EGM to approve a proposal to reduce the share premium account of New Medtronic to allow the creation of distributable reserves of New Medtronic. If the shareholders of both Medtronic and Covidien approve the creation of distributable reserves and the transaction is completed, such approval will facilitate New Medtronic seeking to obtain the approval of the Irish High Court with respect to the creation of distributable reserves, which is required for the creation of distributable reserves to be effective, as soon as practicable following the completion of the transaction. New Medtronic is expected to obtain the approval of the Irish High Court within 15 weeks after completion of the transaction.

The approval of the distributable reserves proposal is not a condition to the completion of the transaction and whether or not it is approved will have no impact on the completion of the transaction. Accordingly, if the shareholders of Medtronic and Covidien approve the transaction but either the shareholders of Medtronic or of Covidien (or both) do not approve the distributable reserves proposal, the transaction will still be completed. Until the Irish High Court approval is obtained or distributable reserves are created as a result of the profitable operation of the New Medtronic group, New Medtronic will not have sufficient distributable reserves to pay dividends or to repurchase or redeem shares following the transaction, including under the current share repurchase plans of Medtronic. In addition, although New Medtronic is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court.

MEDTRONIC SHAREHOLDER VOTE ON SPECIFIED COMPENSATORY ARRANGEMENTS

Advisory Vote on Golden Parachute Compensation

In accordance with Section 14A of the Exchange Act, Medtronic is providing its shareholders with the opportunity to cast a non-binding, advisory vote at the special meeting on the compensation that may be paid or become payable to its named executive officers in connection with the transaction and the agreements and understandings pursuant to which such compensation may be paid or become payable. As required by those rules, Medtronic is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Medtronic’s named executive officers in connection with the transaction, as disclosed in the section of the joint proxy statement/prospectus entitled “The Transaction—Interests of Certain Persons in the Transaction—Medtronic—Quantification of Payments and Benefits to Medtronic’s Named Executive Officers” including the associated narrative discussion, are hereby APPROVED.”

Required Vote

The vote on executive compensation payable in connection with the transaction is a vote separate and apart from the vote to approve the transaction. Accordingly, you may vote to approve the executive compensation and vote not to approve the transaction and vice versa. Because the vote is advisory in nature only, it will not be binding on Medtronic or New Medtronic.

The affirmative vote of holders of a majority of the Medtronic common shares represented, in person or by proxy that authorizes such shares to be voted on this proposal, at the special meeting is required to approve, on a non-binding, advisory basis, the specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction. Because the vote required to approve this proposal is based upon the total number of Medtronic voting shares represented, in person or by proxy that entitles such shares to be voted on this proposal, abstentions and failures by persons in attendance at the meeting to vote shares that are represented, in person or by proxy that entitles such shares to be voted on this proposal, at the special meeting will have the same effect as a vote against this proposal. Broker non-votes will have no effect on this proposal.

The transaction is not conditioned on approval of this proposal.

Recommendation

The Medtronic board of directors recommends that you vote “FOR” the approval, on a non-binding, advisory basis, of the specified compensatory arrangements between Medtronic and its named executive officers relating to the transaction.

In considering the recommendation of the Medtronic board of directors, you should be aware that directors and executive officers of Medtronic have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Medtronic.”

COVIDIEN SHAREHOLDER VOTE ON SPECIFIED COMPENSATORY ARRANGEMENTS

Advisory Vote on Golden Parachute Compensation

In accordance with Section 14A of the Exchange Act, Covidien is providing its shareholders with the opportunity to cast a non-binding, advisory vote at the special meeting on the compensation that may be paid or become payable to its named executive officers in connection with the transaction and the agreements and understandings pursuant to which such compensation may be paid or become payable. As required by those rules, Covidien is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Covidien’s named executive officers in connection with the transaction, as disclosed in the section of the joint proxy statement/prospectus entitled “The Transaction—Interests of Certain Persons in the Transaction—Covidien—Quantification of Payments and Benefits to Covidien’s Named Executive Officers” including the associated narrative discussion, are hereby APPROVED.”

Required Vote

The vote on executive compensation payable in connection with the transaction is a vote separate and apart from the vote to approve the transaction. Accordingly, you may vote to approve the executive compensation and vote not to approve the transaction and vice versa. Because the vote is advisory in nature only, it will not be binding on Covidien or New Medtronic.

The affirmative vote of holders of a majority of Covidien ordinary shares present or represented by proxy at the special meeting and entitled to vote thereon is required to approve, on a non-binding, advisory basis, the specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.

Recommendation

The Covidien board of directors recommends that you vote “FOR” the approval, on a non-binding advisory basis, of the specified compensatory arrangements between Covidien and its named executive officers relating to the transaction.

In considering the recommendation of the Covidien directors, you should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.”

COMPARATIVE PER SHARE DATA

The following tables set forth certain historical, pro forma, and pro forma equivalent per share financial information for the Medtronic common shares and Covidien ordinary shares. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the acquisition of Covidien by Medtronic as if the transaction had occurred on July 25, 2014 for book value per share and as of April 27, 2013 for net earnings per share data.

The pro forma per share balance sheet information combines Medtronic’s July 25, 2014 audited consolidated balance sheet with Covidien’s June 27, 2014 unaudited condensed consolidated balance sheet. The pro forma per share statement of earnings information for the three months ended July 25, 2014 combines Medtronic’s unaudited condensed consolidated statement of earnings for the three months ended July 25, 2014 with Covidien’s unaudited condensed consolidated statement of income for the three months ended June 27, 2014. The pro forma per share statement of earnings information for the fiscal year ended April 25, 2014 combines Medtronic’s audited consolidated statement of earnings for the fiscal year ended April 25, 2014 with Covidien’s unaudited condensed consolidated statement of income for the twelve months ended March 28, 2014. Covidien’s unaudited condensed consolidated statement of income for the twelve months ended March 28, 2014 is derived from Covidien’s audited consolidated statement of income for the fiscal year ended September 27, 2013 plus Covidien’s unaudited condensed consolidated statement of income for the six months ended March 28, 2014 minus Covidien’s unaudited condensed consolidated statement of income for the six months ended March 29, 2013. The Covidien pro forma equivalent data per ordinary share financial information is calculated by multiplying the combined unaudited pro forma data per ordinary share amounts by the exchange ratio (0.956 of a New Medtronic ordinary share for each Covidien ordinary share). The exchange ratio does not include the $35.19 per share cash portion of the acquisition consideration.

New Medtronic was formed on June 12, 2014 for purposes of facilitating the acquisition and does not maintain any material balances nor has it had any material activity since formation.

The following information should be read in conjunction with the audited financial statements of Medtronic, which are included in this joint proxy statement/prospectus, and Covidien, which are incorporated by reference in this joint proxy statement/prospectus, and the financial information contained in the “Unaudited Pro Forma Condensed Combined Financial Information” and “Selected Historical Financial Data of Medtronic” sections of this joint proxy statement/prospectus beginning on page 161 and 63, respectively. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the three months ended July 25, 2014	As of and for the fiscal year ended April 25, 2014
Medtronic Historical Data per Common Share
Net earnings per common share:
Basic	$0.88	$3.06
Diluted	0.87	3.02
Cash dividends declared per common share	0.305	1.120
Book value per common share	$19.54	$19.46

	As of and for the three months ended June 27, 2014	As of and for the fiscal year ended September 27, 2013	As of and for the six months ended March 28, 2014	As of and for the six months ended March 29, 2013
Covidien Historical Data per Ordinary Share
Net income from continuing operations per ordinary share:
Basic	$0.68	$3.43	$1.86	$1.77
Diluted	0.67	3.40	1.84	1.75
Cash dividends declared per ordinary share	—	1.10	0.64	0.52
Book value per ordinary share	$22.04	$20.41	$21.22	$23.34

	As of and for the three months ended July 25, 2014	As of and for the fiscal year ended April 25, 2014
New Medtronic Combined Unaudited Pro Forma Data per Ordinary Share
Earnings from continuing operations per ordinary share:
Basic	$0.56	$2.05
Diluted	0.55	2.03
Cash dividends declared per ordinary share	0.305	1.120
Book value per ordinary share(1)	$34.82	N/A

	As of and for the three months ended July 25, 2014	As of and for the fiscal year ended April 25, 2014
Covidien Unaudited Pro Forma Equivalent Data per Ordinary Share
Net income from continuing operations per ordinary share:
Basic	$0.54	$1.96
Diluted	0.53	1.94
Cash dividends declared per ordinary share	0.292	1.070
Book value per ordinary share(1)	$33.29	N/A

(1)	Pro forma book value per share is not meaningful as of April 25, 2014, as purchase accounting adjustments were calculated as of July 25, 2014.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Medtronic common shares are listed and traded on the NYSE under the symbol “MDT.” Covidien ordinary shares are listed and traded on the NYSE under the symbol “COV.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Medtronic common shares and the high and low sales prices per share of Covidien ordinary shares, in each case as reported on the NYSE, as adjusted for all stock splits or stock dividends. In addition, the table also sets forth the quarterly cash dividends per share declared by Medtronic with respect to its common shares and Covidien with respect to its ordinary shares. On November 18, 2014, the record date for the Medtronic special meeting, there were 983,545,016 shares of Medtronic common shares outstanding. On November 18, 2014, the record date for the Covidien special meetings, there were 452,731,347 Covidien ordinary shares outstanding.

Data on Medtronic

	FY 14, Q2 October 25, 2013	FY 14, Q3 January 24, 2014	FY 14, Q4 April 25, 2014	FY 15, Q1 July 25, 2014
High sales price per share of Medtronic common shares	$57.88	$60.93	$62.90	$65.50
Low sales price per share of Medtronic common shares	$51.22	$55.56	$53.33	$58.00
Cash dividends per share declared by Medtronic with respect to its common shares	$0.28	$0.28	$0.28	$0.305

Data on Covidien

	FY 14, Q1 December 27, 2013	FY 14, Q2 March 28, 2014	FY 14, Q3 June 27, 2014	FY 14, Q4 September 26, 2014
High sales price per share of Covidien ordinary shares	$68.88	$73.39	$92.38	$91.78
Low sales price per share of Covidien ordinary shares	$59.72	$65.97	$64.44	$81.60
Cash dividends per share declared by Covidien with respect to its ordinary shares	$—	$0.64	$—	$0.68

DESCRIPTION OF NEW MEDTRONIC ORDINARY SHARES

The following description of New Medtronic’s share capital is a summary. This summary does not purport to be complete and is qualified in its entirety by reference to the Irish Companies Acts and the complete text of New Medtronic’s memorandum and articles of association, which, at the effective time, will be substantially in the form attached as Annex D to this joint proxy statement/prospectus. You should read those laws and documents carefully.

There are differences between Medtronic’s bylaws and articles of incorporation and New Medtronic’s memorandum and articles of association as they will be in effect after the closing. Certain provisions of the Medtronic bylaws and articles of incorporation will not be replicated in the New Medtronic memorandum and articles of association because Irish law would not permit such replication, and certain provisions will be included in the New Medtronic memorandum and articles of association although they were not in the Medtronic bylaws and articles of incorporation because Irish law requires such provisions to be included in the memorandum and articles of association of an Irish public limited company or such provisions were applicable under Minnesota law. See “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares.”

There are also differences between Covidien’s current memorandum and articles of association and New Medtronic’s memorandum and articles of association as they will be in effect after the closing. Certain provisions of Covidien’s current memorandum and articles of association will not be replicated in the New Medtronic memorandum and articles of association, and certain provisions will be included in the New Medtronic memorandum and articles of association although they are not in Covidien’s current memorandum and articles of association. See “Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares.”

Except where otherwise indicated, the description below reflects New Medtronic’s memorandum and articles of association as those documents will be in effect as of the effective time of the scheme. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the memorandum and articles of association of New Medtronic as they will be in effect from and after the completion of the transaction.

Capital Structure

Authorized Share Capital

Immediately prior to the completion of the transaction, the authorized share capital of New Medtronic will be €40,000 and $26,260,000 comprised of 40,000 Euro Deferred Shares of €1.00 each, 2,600,000,000 Ordinary Shares of $0.0001 each, 127,500,000 Preferred Shares of $0.20 each and 500,000 A preferred shares of $1.00 each with a liquidation preference per share as determined by the directors.

New Medtronic may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes of New Medtronic’s shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of New Medtronic may be divided into shares of such nominal value as the resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The articles of association of New Medtronic authorize the board of directors of New Medtronic to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of such articles of association, which are expected to become effective before the completion of the acquisition.

The rights and restrictions to which the ordinary shares will be subject will be prescribed in New Medtronic’s articles of association. New Medtronic’s articles of association entitle the New Medtronic board of directors, without shareholder approval, to determine the terms of the preferred shares issued by New Medtronic. Preferred shares may be preferred as to dividends, rights upon liquidation or voting in such manner as the directors of New Medtronic may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of New Medtronic, and may be convertible into or exchangeable for shares of any other class or classes of New Medtronic, depending on the terms of such preferred shares.

The holders of the A preferred shares will be entitled in priority to any payments of dividends on any other class of shares in New Medtronic to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per ordinary share and in addition on a return of assets, whether on liquidation or otherwise, the A preferred shares will entitle the holders to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holders of the A preferred shares will not be entitled to any further participation in the assets or profits of New Medtronic nor will the holders of the A preferred shares, which are non-voting shares, be entitled to receive notice of, nor to attend, speak or vote at any general meeting of New Medtronic.

Irish law does not recognize fractional shares held of record. Accordingly, New Medtronic’s articles of association will not provide for the issuance of fractional shares of New Medtronic, and the official Irish register of New Medtronic will not reflect any fractional shares.

Whenever an alteration or reorganization of the share capital of New Medtronic would result in any New Medtronic shareholder becoming entitled to fractions of a share, the New Medtronic board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions.

Issued Share Capital

Immediately prior to the completion of the transaction, the issued share capital of New Medtronic will consist of 40,000 Euro Deferred Shares par value €1.00 per share (aggregating €40,000 of share capital) and A preferred shares par value $1.00 per share having an aggregate liquidation preference (consisting of par value and share premium) of up to $100,000. Based on the number of Covidien shares outstanding as of the record date, New Medtronic is expected to issue approximately 433 million ordinary shares with a par value of $0.0001 per share to the former shareholders of Covidien on completion of the transaction. In connection with the completion of the transaction, New Medtronic will also issue a number of ordinary shares with a par value of $0.0001 per share that is equal to the number of Medtronic common shares that will be automatically converted into the right to receive New Medtronic ordinary shares and canceled as part of the transaction.

Preemption Rights, Share Warrants and Share Options

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, New Medtronic has opted out of these preemption rights in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of the shareholders of New Medtronic cast at a general meeting (referred to under Irish law as a “special resolution”), New Medtronic’s articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of New Medtronic on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan.

The memorandum and articles of association of New Medtronic provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which New Medtronic is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. New Medtronic will be subject to the rules of the NYSE and the Code that require shareholder approval of certain equity plan and share issuances. New Medtronic’s board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit). At the effective time of the merger, each outstanding Medtronic option, restricted stock award and other equity award will be converted into an option, restricted stock award or other equity award, as applicable, denominated in New Medtronic ordinary shares, which award will be subject to the same number of New Medtronic ordinary shares and the same terms and conditions (including vesting and other lapse restrictions)  as were applicable to the Medtronic award in respect of which it was issued immediately prior to the effective time.

Dividends

Under Irish law, dividends and distributions may be made only from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of New Medtronic are equal to, or in excess of, the aggregate of New Medtronic’s called up share capital plus undistributable reserves and the distribution does not reduce New Medtronic’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Medtronic’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Medtronic’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not New Medtronic has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of New Medtronic. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of New Medtronic’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Although New Medtronic will not have any distributable reserves immediately following the effective time, Covidien, Medtronic and New Medtronic are taking steps to create such distributable reserves, which includes the proposal to create distributable reserves on which Medtronic and Covidien shareholders will vote at the relevant special meetings. Please see “Risk Factors,” “Creation of Distributable Reserves of New Medtronic,” “The Special Meeting of Medtronic’s Shareholders” and “The Special Meetings of Covidien’s Shareholders.”

New Medtronic’s memorandum and articles of association authorize the directors to declare dividends out of funds lawfully available for the purpose without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the New Medtronic shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency.

The directors of New Medtronic may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to New Medtronic in relation to the shares of New Medtronic.

The directors may also authorize New Medtronic to issue shares with preferred rights to participate in dividends declared by New Medtronic. The holders of preferred shares may, depending on their terms, rank senior to the New Medtronic ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

The holders of the A preferred shares will be entitled in priority to any payment of dividend on any other class of shares in New Medtronic to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per ordinary share.

The 40,000 Euro Deferred Shares do not have any right to receive a dividend.

For information about the Irish tax issues relating to dividend payments, please see the section entitled “Material Tax Consequences of the Proposed Transaction—Irish Tax Considerations—Withholding Tax on Dividends.”

Share Repurchases, Redemptions and Conversions

Overview

New Medtronic’s memorandum and articles of association provide that any ordinary share which New Medtronic has agreed to acquire will be deemed to be a redeemable share, unless the board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by New Medtronic may technically be effected as a redemption of those shares as described below under “Description of New Medtronic Ordinary Shares—Share Repurchases, Redemptions and Conversions—Repurchases and Redemptions by New Medtronic.” If the articles of association of New Medtronic did not contain such provision, all repurchases by New Medtronic would be subject to many of the same rules that apply to purchases of New Medtronic ordinary shares by subsidiaries described below under “—Purchases by Subsidiaries of New Medtronic,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, references elsewhere in this joint proxy statement/prospectus to repurchasing or buying back ordinary shares of New Medtronic refer to the redemption of ordinary shares by New Medtronic or the purchase of ordinary shares of New Medtronic by a subsidiary of New Medtronic, in each case in accordance with the New Medtronic memorandum and articles of association and Irish company law as described below.

Repurchases and Redemptions by New Medtronic

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. As described in “Creation of Distributable Reserves of New Medtronic,” New Medtronic will not have any distributable reserves immediately following the effective time, however, it will take steps to create such distributable reserves. Please see also “Description of New Medtronic Ordinary Shares—Dividends” and “Risk Factors.” New Medtronic may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of New Medtronic. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of New Medtronic’s articles described above, shareholder approval will not be required to redeem New Medtronic shares.

New Medtronic may also be given an additional general authority by its shareholders to purchase its own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by New Medtronic’s subsidiaries as described below.

The board of directors of New Medtronic may also issue preferred shares which may be redeemed at the option of either New Medtronic or the shareholder, depending on the terms of such preferred shares. Please see “Description of New Medtronic Ordinary Shares—Capital Structure—Authorized Share Capital” for additional information on preferred shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by New Medtronic at any time must not exceed 10% of the nominal value of the issued share capital of New Medtronic. New Medtronic may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by New Medtronic or re-issued subject to certain conditions.

New Medtronic’s articles of association provide that New Medtronic may not, directly or indirectly, purchase or agree to purchase any shares entitled to vote from a person who beneficially owns more than five percent of the voting power of New Medtronic for more than the market value thereof if the shares have been beneficially owned by the person for less than two years, unless the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of not less than a majority of the issued and outstanding shares of New Medtronic entitled to vote or New Medtronic makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

Purchases by Subsidiaries of New Medtronic

Under Irish law, an Irish or non-Irish subsidiary may purchase shares of New Medtronic either on-market or off-market. For a subsidiary of New Medtronic to make on-market purchases of New Medtronic ordinary shares, the shareholders of New Medtronic must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of New Medtronic ordinary shares is required. For an off-market purchase by a subsidiary of New Medtronic, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of New Medtronic.

In order for a subsidiary of New Medtronic to make an on-market purchase of New Medtronic’s shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the shares of New Medtronic will be listed following the closing, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of New Medtronic at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of New Medtronic. While a subsidiary holds shares of New Medtronic, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of New Medtronic by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

New Medtronic’s articles of association provide that New Medtronic will have a first and paramount lien on every share for all debts and liabilities of any shareholder to the company, whether presently due or not, payable in respect of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as New Medtronic and will only be applicable to shares of New Medtronic that have not been fully paid up. See also “—Transfer and Registration of Shares” below.

Consolidation and Division; Subdivision

Under its articles of association, New Medtronic may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Reduction of Share Capital

New Medtronic may, by ordinary resolution, reduce its authorized share capital in any way. New Medtronic also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Irish Companies Act.

Annual Meetings of Shareholders

New Medtronic will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after New Medtronic’s fiscal year-end. New Medtronic plans to hold its first annual general meeting in 2015 if the transaction is consummated. Subject to Section 140 at the Irish Companies Act 1963, all general meetings may be held outside of Ireland.

Notice of an annual general meeting must be given to all New Medtronic shareholders and to the auditors of New Medtronic. The articles of association of New Medtronic provide for a minimum notice period of 21 days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of New Medtronic may be convened by (i) the board of directors, (ii) any two directors, (iii) the chief executive officer, (iv) the chief financial officer, (v) on requisition of the shareholders holding not less than 10% of the paid up share capital of New Medtronic carrying voting rights or (vi) on requisition of New Medtronic’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in the articles of association.

Notice of an extraordinary general meeting must be given to all New Medtronic shareholders and to the auditors of New Medtronic. Under Irish law and New Medtronic’s articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of New Medtronic, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the New Medtronic board of directors has 21 days to convene a meeting of New Medtronic shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of New Medtronic’s receipt of the requisition notice.

If the board of directors becomes aware that the net assets of New Medtronic are not greater than half of the amount of New Medtronic’s called-up share capital, the directors of New Medtronic must convene an extraordinary general meeting of New Medtronic shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The articles of association of New Medtronic provide that no business may be transacted at any general meeting unless a quorum is present. One or more shareholders present in person or by proxy at any meeting of shareholders holding not less than a majority of the issued and outstanding shares entitled to vote at the meeting in question will constitute a quorum for such meeting.

Voting

New Medtronic’s articles of association provide that all votes will be decided on a poll and that the board or the chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Every shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in New Medtronic’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by New Medtronic articles of association, which provide that the New Medtronic board may permit shareholders to notify New Medtronic of their proxy appointments electronically.

In accordance with the articles of association of New Medtronic, the directors of New Medtronic may from time to time authorize New Medtronic to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares). Treasury shares or shares of New Medtronic that are held by subsidiaries of New Medtronic will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(a)	amending the objects or memorandum of association of New Medtronic;

(b)	amending the articles of association of New Medtronic;

(c)	approving a change of name of New Medtronic;

(d)	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

(e)	opting out of preemption rights on the issuance of new shares;

(f)	re-registration of New Medtronic from a public limited company to a private company;

(g)	purchase of own shares off-market;

(h)	reduction of issued share capital;

(i)	sanctioning a compromise/scheme of arrangement;

(j)	resolving that New Medtronic be wound up by the Irish courts;

(k)	resolving in favor of a shareholders’ voluntary winding-up;

(l)	re-designation of shares into different share classes; and

(m)	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under the New Medtronic articles of association and the Companies Acts, any variation of class rights attaching to the issued shares of New Medtronic must be approved by an ordinary resolution of the shareholders of the affected class or with the consent in writing of the holders of the majority of the issued shares of that class of shares.

The provisions of the articles of association of New Medtronic relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of one or more shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of the class entitled to vote at the meeting in question.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of New Medtronic and any act of the Irish Government which alters the memorandum of New Medtronic; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of New Medtronic; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by New Medtronic; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of New Medtronic which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of New Medtronic will also have the right to inspect all books, records and vouchers of New Medtronic. The auditors’ report must be circulated to the shareholders with New Medtronic’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting and must be read to the shareholders at New Medtronic’s annual general meeting.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

(a)	a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

(b)	through a tender or takeover offer by a third party for all of the shares of New Medtronic. Where the holders of 80% or more of New Medtronic’s shares have accepted an offer for their shares in New Medtronic, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of New Medtronic were to be listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, the “squeeze out” threshold would be increased to 90%; and

(c)	it is also possible for New Medtronic to be acquired by way of a transaction with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution. If New Medtronic is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to New Medtronic shareholders is not all in the form of cash, New Medtronic shareholders may be entitled to require their shares to be acquired at fair value.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as New Medtronic and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the transaction or (ii) of a company in which 90% of the shares are held by the other party to the transaction has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Disclosure of Interests in Shares

Under the Irish Companies Acts, New Medtronic shareholders must notify New Medtronic if, as a result of a transaction, the shareholder will become interested in 5% or more of the shares of New Medtronic or if, as a result of a transaction a shareholder who was interested in more than 5% of the shares of New Medtronic ceases to be so interested. Where a shareholder is interested in more than 5% of the shares of New Medtronic, the shareholder must notify New Medtronic of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of New Medtronic (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. New Medtronic must be notified within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any New Medtronic shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to the court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, New Medtronic, under the Irish Companies Acts, may, by notice in writing, require a person whom New Medtronic knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in New Medtronic’s relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of New Medtronic, to provide additional information, including the person’s own past or present interests in shares of New Medtronic. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, New Medtronic may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Irish Companies Acts, as follows:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, will be void;

(b)	no voting rights will be exercisable in respect of those shares;

(c)	no further shares will be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment will be made of any sums due from New Medtronic on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event New Medtronic is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in New Medtronic securities of 1% or more.

In addition, the beneficial ownership disclosures of the U.S. federal securities laws will apply with respect to beneficial ownership of New Medtronic shares.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of New Medtronic will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

(a)	in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)	the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(c)	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d)	false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e)	a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f)	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g)	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other voting rights in New Medtronic may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in New Medtronic at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in New Medtronic, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in New Medtronic would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding ordinary shares of New Medtronic, the offer price must be no less than the highest price paid for New Medtronic ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any person acting in concert with it has acquired ordinary shares of New Medtronic (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of New Medtronic or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per New Medtronic ordinary share must not be less than the highest price paid by the bidder or any person acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with any person acting in concert with it, has acquired less than 10% of the total ordinary shares of New Medtronic in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

In addition, New Medtronic’s articles of association provide that an offeror who has completed a tender offer for New Medtronic may not, within two years after the last purchase in the tender offer, acquire additional shares, whether by purchase, merger, exchange or otherwise, unless the shareholders in those additional acquisitions are given terms that are substantially equivalent to those provided in the earlier tender offer or unless the proposed additional acquisitions are approved by an independent committee of New Medtronic’s board of directors prior to the tender offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of New Medtronic. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of New Medtronic is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of New Medtronic and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Shareholder Rights Plan

New Medtronic’s articles of association expressly authorize New Medtronic’s board of directors to adopt a shareholder rights plan, subject to applicable law.

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

Frustrating Action

Under the Irish Takeover Rules, the New Medtronic board of directors is not permitted to take any action which might frustrate an offer for the shares of New Medtronic once the New Medtronic board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by New Medtronic’s shareholders at a general meeting; or

(b)	the Irish Takeover Panel has given its consent, where:

(i)	it is satisfied the action would not constitute frustrating action;

(ii)	New Medtronic shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii)	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or

(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Minnesota Law Provisions

New Medtronic’s articles of association contain the following provisions, which are similar to sections 302A.673 and 302A.671, respectively, of the MBCA:

Business Combination: New Medtronic’s articles of association provide that New Medtronic generally may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of the voting shares of New Medtronic for a period of four years following the date on which the person became a 10% shareholder unless a committee of New Medtronic’s disinterested directors approved either the business combination or the acquisition of shares.

Control Share Acquisition: New Medtronic’s articles of association provide that any “control share acquisition” must generally be approved by disinterested shareholders, unless the requirement is waived by a committee of disinterested directors. Shareholders who acquire shares in a “control share acquisition” without such shareholder or director approval would lose their voting rights with respect to shares in excess of 20% of the voting rights of New Medtronic and would be subject to certain redemption privileges in favor of New Medtronic unless and until disinterested shareholder approval is subsequently obtained. A “control share acquisition” is any share acquisition which results in the acquiring person holding between 20% and 30% of the voting shares of New Medtronic.

Certain other provisions of Irish law or the New Medtronic memorandum and articles of association may be considered to have anti-takeover effects, including those described under the following captions: “Description of New Medtronic Ordinary Shares—Capital Structure—Authorized Share Capital” (regarding issuance of preferred shares), “Description of New Medtronic Ordinary Shares—Preemption Rights, Share Warrants and Share Options,” “Description of New Medtronic Ordinary Shares—Disclosure of Interests in Shares,” “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares—Removal of Directors; Vacancies,” “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares—Amendments of Governing Documents,” “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares—Calling Special Meetings of Shareholders” and “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares—Election of Directors.”

Corporate Governance

The articles of association of New Medtronic allocate authority over the day-to-day management of New Medtronic to the New Medtronic board of directors. The New Medtronic board of directors may then, by resolution approved by the affirmative vote of a majority of the board, delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of one or more directors, or delegate to any director, officer or member of management of New Medtronic or any of its subsidiaries such of its powers as it considers desirable to be exercised by him or her, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of New Medtronic. Committees may meet and adjourn as they determine proper. Unless otherwise determined by the board of directors, the quorum necessary for the transaction of business at any committee meeting shall be a majority of the members of the committee.

New Medtronic intends to replicate the existing committees that are currently in place for Medtronic, which include an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Finance Committee and a Quality and Technology Committee.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of New Medtronic is Medtronic Holdings Limited. New Medtronic was incorporated in Ireland on June 12, 2014 as a private limited company, under the name Kalani I Limited (registration number 545333) and will be renamed Medtronic plc. New Medtronic’s fiscal year will end on the last Friday in April and New Medtronic’s registered address is 25-28 North Wall Quay, Dublin 1. For more information regarding New Medtronic, see “Information About the Companies.”

Appointment of Directors

The Irish Companies Acts provide for a minimum of two directors. New Medtronic’s articles of association provide that the number of directors will be not less than 3 and not more than 15. At the effective time, assuming 11 individuals who are then members of the Medtronic board of directors and 2 directors of Covidien as of June 15, 2014 become directors of New Medtronic, the New Medtronic board will consist of 13 members. The authorized number of directors will be determined by the New Medtronic board, however such authorized number of directors may be increased or decreased by the affirmative vote of the holders of not less than seventy-five percent (75%) of the issued and outstanding shares of New Medtronic entitled to vote. Irish law does not recognize a concept of “board size” within the minimum and maximum number of directors, and it is unclear whether a provision in an Irish public limited company’s articles of association permitting the board to set the maximum number of directors would be valid under Irish law. Directors of New Medtronic will be elected by way of an ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors must appoint, as soon as practicable, an additional director or additional directors to make up such minimum or must convene a general meeting of New Medtronic for the purpose of making such appointment. Each director of New Medtronic must retire from office at each annual shareholder meeting and shall be re-eligible for re-election.

No person may be appointed director unless nominated in accordance with the articles of association of New Medtronic. New Medtronic’s articles of association provide that, with respect to an annual or extraordinary general meeting of shareholders, nominations of persons for election to the New Medtronic board of directors may be made by (i) the affirmative vote of the New Medtronic board of directors or a committee thereof, (ii) any shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in New Medtronic’s articles of association, or (iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Irish Companies Act 1963, by a shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of the company and who makes such nomination in the written requisition of the extraordinary general meeting in accordance with the articles of association of New Medtronic and the Companies Acts relating to nominations of directors and the proper bringing of special business before an extraordinary general meeting.

Removal of Directors

Under the Irish Companies Acts, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against New Medtronic in respect of his or her removal.

The board of directors may fill any vacancy occurring on the board of directors. If the New Medtronic board of directors fills a vacancy, the director shall hold office until the next election of directors and until his or her successor shall be elected. A vacancy on the board of directors created by the removal of a director may be filled by the New Medtronic board of directors.

Duration; Dissolution; Rights upon Liquidation

New Medtronic’s duration will be unlimited. New Medtronic may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. New Medtronic may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where New Medtronic has failed to file certain returns.

The rights of the shareholders to a return of New Medtronic’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in New Medtronic’s articles of association or the terms of any preferred shares issued by the directors of New Medtronic from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of New Medtronic. If the memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. New Medtronic’s articles of association provide that the ordinary shareholders of New Medtronic are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of New Medtronic will not have the right to require New Medtronic to issue certificates for their shares. New Medtronic intends only to issue uncertificated ordinary shares.

Stock Exchange Listing

Medtronic intends to file a listing application with the NYSE in respect of the New Medtronic ordinary shares that the former shareholders of Covidien will receive pursuant to the acquisition and that holders of Medtronic common shares will receive in the merger. It is expected that, following the effective time, the New Medtronic ordinary shares will be listed under the symbol “MDT,” the same symbol under which Medtronic’s common shares are currently listed on the NYSE. New Medtronic’s ordinary shares are not currently intended to be listed on the Irish Stock Exchange or any other exchange.

No Sinking Fund

The New Medtronic ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in the transaction will be duly and validly issued and fully paid.

Transfer and Registration of Shares

The transfer agent for New Medtronic will maintain the share register, registration in which will be determinative of membership in New Medtronic. A shareholder of New Medtronic who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in New Medtronic’s official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer is required under Irish law in order to register on New Medtronic’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on New Medtronic’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of New Medtronic ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. New Medtronic’s articles of association allow New Medtronic, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, New Medtronic is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion) and (iii) claim a lien against the New Medtronic ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in New Medtronic ordinary shares has been paid unless one or both of such parties is otherwise notified by New Medtronic.

New Medtronic’s memorandum and articles of association as they will be in effect as of the effective date of the transaction delegate to New Medtronic’s secretary (or such other person as may be nominated by the secretary for this purpose) the authority to execute an instrument of transfer on behalf of a transferring party.

In order to help ensure that the official share register is regularly updated to reflect trading of New Medtronic ordinary shares occurring through normal electronic systems, New Medtronic intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that New Medtronic notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from New Medtronic for this purpose) or request that New Medtronic execute an instrument of transfer on behalf of the transferring party in a form determined by New Medtronic. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to New Medtronic’s transfer agent, the buyer will be registered as the legal owner of the relevant shares on New Medtronic’s official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

COMPARISON OF THE RIGHTS OF HOLDERS OF MEDTRONIC COMMON SHARES AND

NEW MEDTRONIC ORDINARY SHARES

The rights of the shareholders of Medtronic and the relative powers of Medtronic’s board of directors are governed by the laws of the State of Minnesota, including the MBCA, and Medtronic’s articles of incorporation and bylaws. As a result of the transaction, each outstanding Medtronic common share and all associated rights will be canceled and automatically converted into the right to receive one New Medtronic ordinary share from or at the direction of MergerSub. Because New Medtronic will be, at the effective time, a public limited company organized under the laws of Ireland, the rights of the shareholders of New Medtronic will be governed by applicable Irish law, including the Irish Companies Acts, and by New Medtronic’s memorandum and articles of association.

Many of the principal attributes of Medtronic common shares and New Medtronic’s ordinary shares will be similar. However, there are differences between the rights of shareholders of Medtronic under Minnesota law and the rights of shareholders of New Medtronic following the transaction under Irish law. In addition, there are differences between Medtronic’s articles of incorporation and bylaws and New Medtronic’s memorandum and articles of association as they will be in effect from and after the effective time. The material differences between the governing documents of Medtronic and those of New Medtronic are required by Irish law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors of Medtronic following the transaction.

The following is a summary comparison of the material differences between the rights of Medtronic shareholders under the MBCA and the Medtronic articles of incorporation and bylaws and the rights Medtronic shareholders will have as shareholders of New Medtronic under the Irish Companies Acts and New Medtronic’s memorandum and articles of association effective upon the consummation of the transaction. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on Medtronic’s or New Medtronic’s governance or other policies. Such rights, obligations or provisions generally apply equally to the Medtronic common shares and the New Medtronic ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of Medtronic’s articles of incorporation and bylaws currently in effect and New Medtronic’s memorandum and articles of association as they will be in effect from and after the completion of the transaction. The form of New Medtronic’s memorandum and articles of association substantially in the form as they will be in effect from and after the completion of the transaction are attached as Annex D to this joint proxy statement/prospectus. The Medtronic articles of incorporation and bylaws are included as Exhibits 3.2 and 3.3 to this joint proxy statement/prospectus, respectively. You are also urged to carefully read the relevant provisions of the MBCA and the Companies Acts for a more complete understanding of the differences between being a shareholder of Medtronic and a shareholder of New Medtronic.

	Medtronic	New Medtronic
Authorized and Outstanding Capital Stock

The authorized share capital of Medtronic is 1,602,500,000 shares, of which 1,600,000,000 are common shares, par value $.10 per share, and 2,500,000 shares are preferred shares, par value $1.00 per share.

As of November 18, 2014, the record date for the special meeting, Medtronic had 983,545,016 common shares issued and outstanding. Under Minnesota law, the board may issue common shares out

Immediately prior to the completion of the transaction, the authorized share capital of New Medtronic will be €40,000 and $26,260,000 comprised of 40,000 Euro Deferred Shares of €1.00 each, 2,600,000,000 Ordinary Shares of $0.0001 each, 127,500,000 Preference Shares of $0.20 each and 500,000 A preferred shares of $1.00 each. The authorized share capital includes 40,000 Euro Deferred Shares with a par value of €1.00 per share in order to satisfy

Medtronic	New Medtronic

of the authorized but unissued common share reserve, up to the authorized maximum, without obtaining additional shareholder approval, provided that such issuance is made in exchange for consideration fully paid, delivered or rendered.

There are no shares of preferred stock issued and outstanding. The Medtronic articles and Minnesota law permit the board to establish from the authorized but unissued preferred shares one or more classes or series of preferred stock, at such times and on such terms as the directors think proper, without obtaining additional shareholder approval, up to the authorized maximum. The board may determine the class, rights and other terms that will attach to such preferred shares.

statutory requirements for the incorporation of all Irish public limited companies. The holders of the A preferred shares will be entitled in priority to any payments of dividends on any other class of shares in New Medtronic to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per Ordinary Share and, in addition, on a return of assets, whether on liquidation or otherwise, the A preferred shares will entitle the holders to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holders of the A preferred shares will not be entitled to any further participation in the assets or profits of New Medtronic nor will the holders of the A preferred shares, which are non-voting shares, be entitled to receive notice of, nor to attend, speak or vote at any general meeting of New Medtronic.

Under Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, which does not have an analog under Minnesota law, the articles of association of New Medtronic authorize the board of directors of New Medtronic to issue new ordinary or preferred shares without shareholder approval for a period of five years from the date of adoption of such articles of association (which is expected to be effective in early 2015).

	Medtronic	New Medtronic
Consolidation and Division; Subdivision

Under Minnesota law, a corporation may effect a share dividend or a division or combination of its shares. A share dividend, division or combination may be effected by the board alone, except shareholder approval of a division or combination would be required if:

(i) the rights or preferences of the holders of outstanding shares of any class or series will be adversely affected; or

(ii) the percentage of authorized shares of any class or series remaining unissued after the division or combination would exceed the percentage of authorized shares of that class or series that were unissued before the division or combination.

In connection with a share dividend, division or combination, Minnesota law authorizes the board to amend the articles to increase or decrease the par value of shares, if any, or the authorized number of shares of any class or series, provided that the amendment cannot cause the percentage of authorized but unissued shares of any class or series after the share dividend, division, or combination to exceed the percentage of authorized shares of that class or series that were unissued before such event.

New Medtronic’s articles of association provide that New Medtronic may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger par value than its existing shares, or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Preemption Rights, Share Warrants and Share Options	Under the Medtronic articles, preemptive rights of any shareholder are explicitly denied.	Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, New Medtronic has opted out of these preemption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, and there is no analogous provision of Minnesota law, New Medtronic’s articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of New Medtronic on a pro rata basis to

	Medtronic	New Medtronic

their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under the Medtronic bylaws, the Medtronic board may authorize distributions upon the shares of Medtronic to the extent permitted by Minnesota law. Generally, a Minnesota corporation may authorize and pay a dividend or other distribution if its board of directors determines that the corporation will be able to pay its debts in the ordinary course of business after paying the dividend or other distribution and does not know before the distribution is made that the determination was or has become erroneous. In addition, a distribution may be made only if, among other things, all amounts payable to the holders of shares having a preference for the payment of that kind of distribution are paid and the dividend or other distribution payment does not reduce the remaining net assets of the corporation below the aggregate preferential amount payable in the event of liquidation to the holders of any shares having preferential rights, unless the payment is made to those shareholders in the order and to the extent of their respective priorities.

Under Minnesota law, distributions and dividends may be paid in cash, property or authorized but unissued shares of capital stock.

Repurchases / Redemptions

Under the Medtronic bylaws, the board may authorize the purchase of Medtronic

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of New Medtronic are equal to, or in excess of, the aggregate of New Medtronic’s called up share capital plus undistributable reserves and the distribution does not reduce New Medtronic’s net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Medtronic’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New Medtronic’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not New Medtronic has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of New Medtronic. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies

Medtronic	New Medtronic

shares at any time to the extent permitted by Minnesota law. Under Minnesota law, a corporation is prohibited from purchasing its own shares if following and as a result of the purchase the corporation would be unable to pay its debts in the ordinary course of business. Additionally, other than shares redeemed by the corporation following a control share acquisition, Minnesota law requires any repurchase of shares from greater-than-5% shareholders to be made for not more than the market value thereof if the person has held the shares for less than two years, unless the purchase is approved by a majority of the outstanding voting shares or an offer of at least equal value per share is made to all holders of the class or series.

Under the Medtronic articles, the board may set terms for any redemption rights of shares.

Minnesota law does not allow for treasury shares and provides that repurchased shares shall constitute authorized but unissued shares of the corporation, so long as the corporation’s articles do not prohibit reissue. Medtronic’s articles do not prohibit reissue.

Acts, which give a “true and fair view” of New Medtronic’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for Companies in Ireland).

New Medtronic will be taking steps to create distributable reserves, which steps include the proposal to create distributable reserves on which Medtronic’s shareholders will vote at its special meeting and on which Covidien’s shareholders will vote at the Covidien extraordinary general meeting.

New Medtronic’s articles of association authorize the directors to declare dividends without shareholder approval out of funds lawfully available for the purpose. The New Medtronic board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The New Medtronic board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to New Medtronic in relation to the shares of New Medtronic.

The holders of the A preferred shares will be entitled in priority to any payments of dividends on any other class of shares in the company to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per Ordinary Share.

The 40,000 Euro Deferred Shares do not have any right to receive a dividend.

Medtronic	New Medtronic

Repurchases / Redemptions

New Medtronic’s articles of association provide that, unless the board of directors determines otherwise, if an ordinary share is not listed on a recognized stock exchange within the meaning of the Irish Companies Acts, it shall be deemed to be a redeemable share on, and from the time of, the existence or creation of an agreement, transaction or trade between New Medtronic and any person pursuant to which New Medtronic acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant person. In these circumstances, the ordinary share concerned shall have the same characteristics as any other ordinary share in accordance with these articles save that it shall be redeemable in accordance with the arrangement.

If an ordinary share is listed on a recognized stock exchange within the meaning of the Irish Companies Acts, the same requirements will apply unless the board determines otherwise. Accordingly, for purposes of Irish law, the repurchase of ordinary shares by New Medtronic may technically be effected as a redemption. Because Minnesota law does not impose such requirements with respect to share repurchases by Medtronic, the New Medtronic articles of association provide that any ordinary share that New Medtronic has agreed to acquire shall be deemed to be a redeemable share (unless the board determines otherwise).

Under Irish law, New Medtronic may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. New Medtronic may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of New Medtronic. All redeemable shares must also be fully paid and the terms of redemption of the shares

Medtronic	New Medtronic

must provide for payment on redemption. New Medtronic may also be given authority to purchase its own shares either on market on a recognized stock exchange such as the NYSE or off market with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by New Medtronic’s subsidiaries.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by New Medtronic at any time must not exceed 10% of the nominal value of the issued share capital of New Medtronic. New Medtronic may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by New Medtronic or re-issued subject to certain conditions.

New Medtronic’s articles of association provide that New Medtronic may not, directly or indirectly, purchase or agree to purchase any shares entitled to vote from a person who beneficially owns more than five percent of the voting power of New Medtronic for more than the market value thereof if the shares have been beneficially owned by the person for less than two years, unless the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of not less than a majority of the issued and outstanding shares of New Medtronic entitled to vote or New Medtronic makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

Purchases by Subsidiaries of New Medtronic

Under Irish law, New Medtronic’s subsidiaries may purchase shares of New

	Medtronic	New Medtronic

Medtronic either on market on a recognized stock exchange such as NYSE or off market. For a subsidiary of New Medtronic to make on market purchases of New Medtronic ordinary shares, the shareholders of New Medtronic must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of New Medtronic ordinary shares is required. For a purchase by a subsidiary of shares of New Medtronic off market, the proposed purchase contract must be authorized by special resolution of New Medtronic shareholders before the contract is entered into. The person whose New Medtronic ordinary shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by New Medtronic shareholders at the registered office of New Medtronic.

The number of shares held by the subsidiaries of New Medtronic at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of New Medtronic. While a subsidiary holds shares of New Medtronic, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of New Medtronic ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends in Shares; Bonus Issues	Under Minnesota law, Medtronic is permitted to make non-cash distributions in the form of shares without limitation.	Under New Medtronic’s articles of association, the New Medtronic board of directors may resolve to capitalize any amount for the time being standing to the credit of any of New Medtronic’s reserves (including any capital

	Medtronic	New Medtronic

redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Lien on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.

The New Medtronic memorandum and articles of association provide that New Medtronic will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share.

Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These articles are standard provisions in the memorandum and articles of association of an Irish public limited company such as New Medtronic and will only be applicable to shares of New Medtronic that have not been fully paid up.

Any transfer of New Medtronic ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. New Medtronic’s articles of association allow New Medtronic, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, New Medtronic is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion) and (iii) claim a lien against the New Medtronic ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in New Medtronic ordinary

	Medtronic	New Medtronic

shares has been paid unless one or both of such parties is otherwise notified by New Medtronic.

Share Certificates	Medtronic’s bylaws provide that Medtronic shares may be certificated or uncertificated, as provided under Minnesota law.	New Medtronic’s articles of association provide that, unless otherwise provided for by the board of directors or the rights attaching to or by the terms of issue of any particular shares, or to the extent required by an exchange, depository or other operator of any clearance or settlement system, no person whose name is entered as a member in the register of members will be entitled to receive a share certificate for the shares held by them.

Election of Directors

Minnesota law provides that a corporation must have at least one director and that the number of directors will be fixed by or in the manner provided in the articles or bylaws. The Medtronic articles provide that the board will consist of at least three and no more than 15 directors, as fixed from time to time, by the board and that the number of directors may be fixed or changed by a majority of the entire board of directors or by a resolution adopted by the vote of the shareholders of no less than 75% of all then outstanding voting shares, voting together as a single class. Currently, the Medtronic board size is fixed at 11 and has 11 members.

Under Minnesota law and the Medtronic bylaws, each director is elected by a plurality vote.

Though cumulative voting is permitted under Minnesota law, Medtronic’s articles prohibit cumulative voting.

Under the Medtronic articles, each director is elected by the shareholders at each annual meeting to hold office until the next succeeding annual meeting and until his or her successor has been elected and qualified.

The Irish Companies Acts provide for a minimum of two directors. New Medtronic’s articles of association provide that the number of directors will be not less than 3 and not more than 15. At the effective time, assuming 11 individuals who are then members of the Medtronic board of directors and 2 directors of Covidien as of June 15, 2014 become directors of New Medtronic, the New Medtronic board will consist of 13 members.

The New Medtronic articles provide that the authorized number of directors will be determined by the New Medtronic board, however, such authorized number of directors may be increased or decreased by the affirmative vote of the holders of not less than seventy-five percent (75%) of the issued and outstanding shares of New Medtronic entitled to vote. Irish law does not recognize a concept of “board size” within the minimum and maximum number of directors, and it is unclear whether a provision in an Irish public limited company’s articles of association permitting the board to set the maximum number of directors would be valid under Irish law.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election

Medtronic	New Medtronic

of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. If the number of directors is reduced below a fixed minimum number, the remaining director or directors must appoint, as soon as practicable, an additional director or additional directors to make up such minimum or convene a general meeting of New Medtronic for the purpose of making such appointment. Each director elected in this manner will (subject to the provisions of the Irish Companies Acts and the memorandum and articles of association) hold office until the next election of directors and until his or her successor shall be elected.

Each director must retire from office at each annual general meeting and shall be eligible for re-election.

No person may be appointed director unless nominated in accordance with the articles of association of New Medtronic. New Medtronic’s articles of association provide that, with respect to an annual or extraordinary general meeting of shareholders, nominations of persons for election to the board of directors may be made by (i) the affirmative vote of the New Medtronic board of directors or a committee thereof, (ii) any shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in New Medtronic’s articles of association, or (iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Irish Companies Act 1963, by a shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of the company and who makes such nomination in the written requisition of the extraordinary general meeting in accordance with the articles of

	Medtronic	New Medtronic
association of New Medtronic and the Companies Acts relating to nominations of directors and the proper bringing of special business before an extraordinary general meeting.

Removal of Directors; Vacancies

Removal of Directors

Under Minnesota law, unless a corporation’s articles of incorporation or bylaws provide otherwise, any one or all of the directors of a corporation may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors or, if the director was named by the board to fill a vacancy, by the affirmative vote of a majority of the other directors. The Medtronic articles further restrict the removal of directors by providing that directors may be removed with or without cause by a vote of the holders of 75% of all then outstanding voting shares, voting together as a single class.

Removal of Directors

Under the Irish Companies Acts and notwithstanding anything contained in New Medtronic’s memorandum and articles of association or in any agreement between New Medtronic and a director, the shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. Because of this provision of the Irish Companies Acts, which does not have an analog under Minnesota law, New Medtronic’s articles of association do not include the same provisions in respect of removal of directors that are included in the Medtronic articles; instead, the articles of association provide that New Medtronic may, by ordinary resolution, remove any director before the expiration of his or her period of office notwithstanding anything in any agreement between New Medtronic and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against New Medtronic in respect of his or her removal.

	Medtronic	New Medtronic

Vacancies

Medtronic’s articles provide that any vacancy on the Medtronic board of directors that results from an increase in the number of directors will be filled by a majority of the Medtronic board of directors then in office, and any other vacancy occurring on the Medtronic board of directors will be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Any director appointed by the other directors will hold office until the next election of directors and until his or her successor is elected and qualified.

Vacancies

New Medtronic’s memorandum and articles of association provide that the board of directors may fill any vacancy occurring on the board of directors. If the New Medtronic board of directors fills a vacancy, the director will hold office until the next election of directors and until his or her successor is elected.

During any vacancy on the board, the remaining directors will have full power to act as the board but, if and so long as, their number is reduced below the minimum number, the continuing directors or director only may act to increase the number of directors to that minimum number or to summon a general meeting of New Medtronic to elect directors, and for no other purpose.

Duties of Directors

Under Minnesota law, a corporation’s directors must discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

Under Minnesota law, in discharging the duties of the position of director, a director may, in considering the best interests of the corporation, consider the interests of the corporation’s employees, customers, suppliers, and creditors, the economy of the state and nation, community and societal considerations, and the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

The directors of New Medtronic have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of New Medtronic (although directors who also serve as employees may have additional responsibilities and duties arising under their employment agreements (if applicable), and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include the common law fiduciary duties of good faith and exercising due care and skill.

The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. For public limited companies like New Medtronic, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.

	Medtronic	New Medtronic

Under Minnesota law, a director is generally entitled to rely on information, opinions, reports, or statements prepared or presented by:

(i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(ii) counsel, public accountants, or other persons as to matters that the director reasonably believes are within the person’s professional or expert competence; or

(iii) a duly established committee of the board upon which the director does not serve as to matters within its designated authority, if the director reasonably believes the committee to merit confidence.

Under Irish law, a director is generally entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Conflicts of Interest of Directors	Under Minnesota law, a contract or transaction between a corporation and one or more of its directors, or an entity in or of which one or more of the corporation’s directors are directors, officers, or legal representatives or have a material financial interest, is not void or voidable solely because of such reason or because of such person’s presence at the meeting at which such contract or transaction is authorized, if (i) the contract or transaction is fair and reasonable at the time it was authorized, (ii) the contract or transaction is ratified by disinterested holders of two-thirds of the corporation’s voting shares or unanimously by all of the corporation’s shareholders after disclosure of the relationship or interest, or (iii) the contract or transaction is authorized in good faith by a majority of the disinterested members of the board after disclosure of the relationship or interest, but the interested director may not be counted in determining the presence of a quorum and may not vote.

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with New Medtronic are required to declare the nature of their interest at a meeting of the board of directors of New Medtronic. New Medtronic is required to maintain a register of declared interests, which must be available for shareholder inspection.

New Medtronic’s memorandum and articles of association provide that a director must declare any interest he or she may have in a contract with New Medtronic at a meeting of the board of directors or otherwise provide notice to the board of directors. No director will be prevented by his or her office from contracting with New Medtronic, provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been approved by a majority of the disinterested directors.

Under the New Medtronic memorandum and articles of association, a director of New Medtronic may be a director of,

	Medtronic	New Medtronic

officer of, or otherwise interested in, any company promoted by New Medtronic or in which New Medtronic is interested, and such director will not be accountable to New Medtronic for any remuneration received from such employment or other interest, provided that he or she has declared the nature of his or her position with, or interest in, such company to the board.

The memorandum and articles of association further provide that (i) no director will be prevented from contracting with New Medtronic because of his or her position as a director, (ii) any contract entered into between a director and New Medtronic will not be subject to avoidance, and (iii) no director will be liable to account to New Medtronic for any profits realized by virtue of any contract between such director and New Medtronic because the director holds such office or the fiduciary relationship established thereby, provided that director has declared the nature of his or her interest in such contract or transaction to the board and the contract or transaction is approved by a majority of the disinterested directors.

A director of New Medtronic will be at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Indemnification of Officers and Directors	Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, if the person received no improper personal benefit and if applicable satisfies the standards relating to director conflict of interest	Pursuant to New Medtronic’s memorandum and articles of association, its directors and secretary are indemnified to the extent permitted by the Irish Companies Acts. New Medtronic may indemnify the directors or secretary only if the indemnified party receives a favorable judgment in respect of the liability, or where an Irish court determines that the director or the secretary acted honestly and reasonably and ought fairly to be excused, or the proceedings are otherwise disposed of

Medtronic	New Medtronic

transactions, acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The articles of incorporation or bylaws may prohibit or limit indemnification if the prohibition or limitation applies to all persons within a given class. If a person is made or threatened to be made a party to a proceeding, the person is entitled to payment or reimbursement by the corporation of reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (i) upon receipt by the corporation of a written affirmation by the person of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the corporation if it is ultimately determined that the criteria for indemnification have not been satisfied and (ii) after a determination that the facts then known to those making the determination would not preclude indemnification.

The Medtronic bylaws prescribe indemnification and advancement of expenses to such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by law.

Under the Medtronic bylaws, Medtronic may purchase and maintain insurance on behalf of any person in such person’s official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not Medtronic would otherwise be required to indemnify the person against the liability.

without any finding or admission of any material breach of duty on the part of the director or secretary, or in which he/she is acquitted. This restriction in the Companies Acts does not apply to executives who are not directors or the secretary of New Medtronic. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

New Medtronic’s memorandum and articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the secretary of New Medtronic, except no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the company.

The directors of New Medtronic may, on a case-by-case basis, decide at their discretion that it is in the best interests of New Medtronic to indemnify an individual director from any liability arising from his or her position as a director of New Medtronic. However, this discretion must be exercised bona fide in the best interests of New Medtronic as a whole.

In addition, due to more restrictive provisions of Irish law in relation to the indemnification of directors and the secretary, in connection with the transaction, it is expected that New Medtronic will indemnify its directors and certain officers, as well as individuals serving as directors or officers of its subsidiaries, pursuant to indemnification agreements existing or to be entered into by New Medtronic and/or one or more of its subsidiaries. It is expected that the indemnification and expense advancement to be provided to the directors and certain officers of New

	Medtronic	New Medtronic

Medtronic under the indemnification agreements will, to the extent permitted by Irish law, be the same or substantially similar to that afforded under Minnesota law and Medtronic’s bylaws.

Limitation on Director Liability

The Medtronic articles provide that no director shall be personally liable to Medtronic or its shareholders for monetary damages for breach of fiduciary duty as a director, except:

(i) for any breach of the director’s duty of loyalty to the corporation or its shareholders;

(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

(iii) for the payment of unlawful dividends, stock repurchases or redemptions;

(iv) for any transaction from which the director derived an improper personal benefit; or

(v) for any act or omission occurring prior to the effective date of the provision in the articles eliminating or limiting liability.

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result.

Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Annual Meetings of Shareholders

Minnesota law provides that if a regular meeting of shareholders (at which an election is required) is not held for 15 months, shareholders holding more than 3% of the voting power may demand a regular meeting by written notice to the chief executive officer. If the board fails to cause a regular meeting to be called and held, the demanding shareholders may call the regular meeting by giving notice at the expense of the corporation.

The Medtronic bylaws provide that meetings are to be held each year on the date and at the time set by the board.

The Medtronic bylaws state that meetings of the shareholders are to be held at the principal executive office of the corporation or at such other place, within or outside the State of Minnesota, as is designated by the board. Meetings called

New Medtronic will be required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting. Each general meeting will be held at such time and place as designated by the New Medtronic board of directors and as specified in the notice of meeting. Subject to Section 140 of the Irish Companies Act 1963, all general meetings may be held outside of Ireland.

The only matters that must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the

	Medtronic	New Medtronic

by or at the demand of a shareholder are to be held in the county where the principal executive office of the corporation is located.

fixing of the auditor’s remuneration (or delegation of same).

If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

The provisions of the memorandum and articles of association of New Medtronic relating to general meetings will apply to every such general meeting of the holders of any class of shares except that the necessary quorum will be one or more persons holding or representing by proxy at least a majority of the issued shares of such class.

The memorandum and articles of association of New Medtronic provide that a resolution may only be put to vote at a general meeting of New Medtronic or of the holders of any class of shares if (i) it is specified in the notice of the meeting; (ii) it is proposed by or at the direction of the board; (iii) it is proposed at the direction of a court of competent jurisdiction; (iv) it is proposed by a shareholder pursuant to and in accordance with the procedures and requirements set out in the articles of association; (v) it is proposed on the requisition in writing of the holder of the share as is prescribed by, and is made in accordance with, Section 132 of the Irish Companies Act 1963; or (vi) the chairman of the meeting in his or her absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

Calling Special Meetings of Shareholders	Under the Medtronic bylaws, special meetings of shareholders may be called by (i) the chief executive officer or chief financial officer; (ii) any two or more members of the board; or (iii) one or more shareholders holding not less than 10% of the voting power of all shares of the corporation entitled to vote (or 25% if the special meeting is called for the purpose of considering any action to	Under New Medtronic’s articles of association, extraordinary general meetings of New Medtronic may be convened by (i) the board of directors, (ii) any two directors, (iii) the chief executive officer, (iv) the chief financial officer, (v) on requisition of the shareholders holding not less than 10% of the paid up share capital of New Medtronic carrying voting rights or (vi)

	Medtronic	New Medtronic

facilitate or effect a business combination).

Under the Medtronic articles, only business that is either specified in the notice of meeting or brought before the meeting by the chair of the meeting or the board may be brought before the meeting.

on requisition of New Medtronic’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in the articles of association.

In the case of an extraordinary general meeting convened by the New Medtronic shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the New Medtronic board of directors has 21 days to convene a meeting of New Medtronic shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the New Medtronic board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of New Medtronic’s receipt of the requisition notice.

If the New Medtronic board of directors becomes aware that the net assets of New Medtronic are not greater than half of the amount of New Medtronic’s called-up share capital, it must convene an extraordinary general meeting of New Medtronic’s shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Notice Provisions	Under the Medtronic bylaws, not less than four days’ notice to shareholders is required for a shareholder meeting (unless notice is waived in writing or by the shareholder’s presence at the meeting without protest).	Notice of an annual or extraordinary general meeting must be given to all New Medtronic shareholders and to the auditors of New Medtronic. The New Medtronic memorandum and articles of association provide for a minimum notice period of

	Medtronic	New Medtronic

21 days for an annual general meeting, which is the minimum permitted under Irish law. In addition, under Irish law and the New Medtronic memorandum and articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

Quorum at Shareholder Meetings	Under the Medtronic bylaws, holders of a majority of the voting power of the shares entitled to vote at a meeting, represented either in person or by proxy, constitute a quorum for the transaction of business at any meeting of shareholders.	The New Medtronic memorandum and articles of association provide that no business shall be transacted at any general meeting unless a quorum is present. One or more New Medtronic shareholders present in person or by proxy holding not less than a majority of the issued and outstanding shares of New Medtronic entitled to vote at the meeting in question constitutes a quorum for the conduct of business.

Adjournment of Shareholder Meetings	Under Minnesota law, the holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time.	The articles of association of New Medtronic provide that whether or not a quorum is present, the chairman may, and must if so directed by the meeting (upon the passage of an ordinary resolution), adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Voting Rights	Under the Medtronic bylaws, each Medtronic shareholder is entitled to one vote for each share having voting power held in such shareholder’s name on the books of the corporation (except if otherwise provided in the terms of the share). Other than director elections and certain other actions, all actions taken by shareholders require the affirmative vote of a majority of the number of shares present and entitled to vote unless otherwise required by statute or by Medtronic’s articles or bylaws.	New Medtronic’s articles of association provide that all shareholder votes will be decided on a poll. Each New Medtronic shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in New Medtronic’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their

	Medtronic	New Medtronic

behalf as their proxy. All proxies must be appointed in the manner prescribed by New Medtronic articles of association, which provide that the New Medtronic board may permit shareholders to notify New Medtronic of their proxy appointments electronically.

Irish law requires approval of certain matters by “special resolution” of the shareholders at a general meeting. A special resolution requires the approval of not less than 75% of the votes of New Medtronic’s shareholders cast at a general meeting at which a quorum is present. Ordinary resolutions, by contrast, require a simple majority of the votes of New Medtronic cast at a general meeting at which a quorum is present.

Irish law also distinguishes between “ordinary business” and “special business” at a general meeting. Most matters are deemed “special business” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the reappointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

Shareholder Action by Written Consent	Under Minnesota law, unless otherwise provided in the articles of incorporation or bylaws, any action required or permitted to be taken at a shareholders’ meeting of a publicly held company may be taken without a meeting by written consent signed by all of the shareholders entitled to vote on the action. Neither Medtronic’s articles nor bylaws change this statutory rule.	The Irish Companies Acts provide that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the company’s memorandum and articles of association permit written resolutions of shareholders. New Medtronic’s articles of association permit written resolutions of the shareholders where such resolutions are unanimous.

Shareholder Suits	Generally, Medtronic may be sued by shareholders under federal securities law or under state statutory or common law for damages incurred by the shareholder and/or for injunctive relief. Shareholders may also bring derivative claims on behalf of the corporation if the corporation has incurred damage such that the shareholders have incurred	In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a

	Medtronic	New Medtronic

damage, or will incur damage in the absence of injunctive relief. A shareholder must make a demand upon the board before bringing a derivative suit unless demand is excused or would be futile.

minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the action falls within one of the five exceptions derived from case law, as follows:

(1) where an ultra vires or illegal act is perpetrated;

(2) where more than a bare majority is required to ratify the “wrong” complained of;

(3) where the shareholders’ personal rights are infringed;

(4) where a fraud has been perpetrated upon a minority by those in control; or

(5) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. Conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records	Under Minnesota law, a shareholder, beneficial owner, or a holder of a voting trust certificate of a publicly held corporation has a right, upon written demand stating the purpose, at any reasonable time to examine and copy the corporation’s share register and other corporate records reasonably related to	Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of New Medtronic and any act of the Irish government that alters the memorandum of New Medtronic; (ii) inspect and obtain copies of the minutes of general meetings and

	Medtronic	New Medtronic

	the stated purpose and described with reasonable particularity in the written demand upon demonstrating the stated purpose to be a proper purpose. Under Minnesota law, a “proper purpose” is one reasonably related to the person’s interest as a shareholder, beneficial owner, or holder of a voting trust certificate of the corporation.	resolutions of New Medtronic; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by New Medtronic; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of New Medtronic that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years.

Disclosure of Interests in Shares	None other than the beneficial ownership disclosure requirements of the U.S. federal securities laws.

Under the Irish Companies Acts, there is a notification requirement for shareholders who acquire or cease to be interested in 5% of the shares of an Irish public limited company. A New Medtronic shareholder therefore must make such a notification to New Medtronic if, as a result of a transaction, the shareholder will be interested in 5% or more of the relevant share capital of New Medtronic; or if, as a result of a transaction, a shareholder who was interested in more than 5% of the relevant share capital of New Medtronic ceases to be so interested. Where a shareholder is interested in more than 5% of the relevant share capital of New Medtronic (i.e., voting shares), any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to New Medtronic.

The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of New Medtronic share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to the company within five business days of the alteration of the

Medtronic	New Medtronic

shareholder’s interests that gave rise to the requirement to notify.

Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in the company concerned, held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, New Medtronic, under the Irish Companies Acts, may by notice in writing require a person whom the company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in the company’s relevant share capital: (a) to indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in the shares of the company, to give such further information as may be required by New Medtronic, including particulars of such person’s own past or present interests in New Medtronic shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by New Medtronic on a person who is or was interested in shares of the company and that person fails to give the company any of the requested information within the reasonable time specified, New Medtronic may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a) any transfer of those shares, or in the case of unissued shares, any transfer of

	Medtronic	New Medtronic

the right to be issued with shares and any issue of shares, will be void;

(b) no voting rights will be exercisable in respect of those shares;

(c) no further shares will be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d) no payment will be made of any sums due from the company on those shares, whether in respect of capital or otherwise.

Where the shares in the company are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In addition, the beneficial ownership disclosures of the U.S. federal securities laws will apply with respect to beneficial ownership of New Medtronic Shares.

Shareholder Approval of Transaction(s)	Under Minnesota law, action on certain matters, including the sale, lease or exchange of all or substantially all of a corporation’s property or assets, mergers, statutory share exchanges and voluntary dissolution, must be approved by the holders of a majority of the voting power of all shares entitled to vote.

Shareholder approval in connection with a transaction involving New Medtronic would be required under the following circumstances:

(i)     in connection with a scheme of arrangement, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme would be required; and

(ii)    in connection with an acquisition of New Medtronic by way of a merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC, approval by a special resolution of the shareholders would be required.

	Medtronic	New Medtronic

Rights of Dissenting Shareholders

Subject to certain limitations, under Minnesota law, dissenting shareholders may generally obtain payment for the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(i) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the rights and preferences of the shares held by that shareholder;

(ii) a sale, lease, transfer, or other disposition of property and assets of all or substantially all of the property and assets of the corporation outside the ordinary course of business;

(iii) a plan of merger to which the corporation is a constituent organization, except (a) to a shareholder of the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (b) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange;

(iv) a plan of exchange to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in item (iii) above;

(v) a plan of conversion adopted by the corporation; or

(vi) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Other than in connection with a merger into a subsidiary under Minnesota law,

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as New Medtronic and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

	Medtronic	New Medtronic

statutory dissenter’s rights to obtain payment are not available to holders of shares of any class or series of shares listed on the NYSE, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market unless such holders are required to accept anything other than shares, or cash in lieu of fractional shares, that are listed on any of the foregoing exchanges.

The determination as to whether a company has a class or series of shares listed on one of the enumerated exchanges is made as of the record date for the vote to act upon the corporate action described in (i)-(v) above.

Medtronic’s articles do not alter the statutory dissenter’s rights.

Anti-takeover Measures

Under Minnesota law, unless otherwise provided in the articles or bylaws, a corporation may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of the voting stock of that corporation for a period of four years following the date on which the person became a 10% shareholder unless, prior to that date, a committee of the corporation’s disinterested directors approved either the business combination or the acquisition of shares. Medtronic’s articles and bylaws do not contain a provision by which Medtronic has elected to opt out of this statute.

Subject to certain exceptions, unless otherwise provided in the articles or bylaws, Minnesota law requires disinterested shareholder approval for any “control share acquisition.” Shareholders who acquire shares without such shareholder approval and in excess of a designated percentage threshold of outstanding shares are deemed to have entered into a “control share acquisition” and (i) lose their voting rights with respect to shares in excess of such threshold and (ii) are subject to certain redemption privileges in favor of the

A transaction in which a third party seeks to acquire 30% or more of the voting rights of New Medtronic will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:

(a) in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b) the holders of the securities of the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment

Medtronic	New Medtronic

corporation unless and until disinterested shareholder approval is subsequently obtained. A “control share acquisition” includes any share acquisition that exceeds 20%, 33 1⁄3%, or 50% of the stock of the corporation. Medtronic’s articles and bylaws do not contain a provision by which Medtronic elects to opt out of this statute.

Under Minnesota law, an offeror who has completed a tender offer for a Minnesota corporation that is an SEC reporting company may not within two years after the last purchase in the tender offer acquire additional shares, whether by purchase, merger, exchange or otherwise, unless the shareholders in those additional acquisitions are given terms that are substantially equivalent to those provided in the earlier tender offer or unless the proposed additional acquisitions were approved by an independent committee of the Minnesota corporation’s board prior to the tender offer.

and the locations of the target company’s places of business;

(c) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e) a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action,” as described in more detail under “Anti-Takeover Provisions.”

New Medtronic’s articles of association also contain the following provisions, which are similar to sections 302A.673, 302A.671 and 302A.67, respectively, of the MBCA:

Business Combination: New Medtronic’s articles of association provide that New Medtronic generally may not engage in certain business combinations with any person that acquires beneficial ownership

	Medtronic	New Medtronic

of 10% or more of the voting shares of New Medtronic for a period of four years following the date on which the person became a 10% shareholder unless a committee of New Medtronic’s disinterested directors approved either the business combination or the acquisition of shares.

Control Share Acquisition: New Medtronic’s articles of association provide that any “control share acquisition” must generally be approved by disinterested shareholders, unless the requirement is waived by a committee of disinterested directors. Shareholders who acquire shares in a “control share acquisition” without such shareholder or director approval would lose their voting rights with respect to shares in excess of 20% of the voting rights of New Medtronic and would be subject to certain redemption privileges in favor of New Medtronic unless and until disinterested shareholder approval is subsequently obtained. A “control share acquisition” is any share acquisition which results in the acquiring person holding between 20% and 30% of the voting shares of New Medtronic.

Fair Price: In addition to the minimum price requirements under the Irish Takeover Rules described under “Description of New Medtronic Ordinary Shares—Anti-Takeover Provisions—Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements” above, New Medtronic’s articles of association provide that an offeror who has completed a tender offer for New Medtronic may not within two years after the last purchase in the tender offer acquire additional shares, whether by purchase, merger, exchange or otherwise, unless the shareholders in those additional acquisitions are given terms that are substantially equivalent to those provided in the earlier tender offer or unless the proposed additional acquisitions were approved by an independent committee of New Medtronic’s board of directors prior to the tender offer.

Anti-parachute Provision	During any tender offer for shares of a Minnesota corporation that is an SEC reporting company, the Minnesota	Under the Irish Takeover Rules, the New Medtronic board of directors is not permitted to take any action that might frustrate an

	Medtronic	New Medtronic

	corporation is prohibited from entering into or amending any agreements that increase the compensation of any officer or director other than routine increases or agreements undertaken in the ordinary course of business.	offer for the shares of New Medtronic once the board of directors has received an approach that may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions would generally include increases in the compensation of officers or directors outside of the ordinary course without prior shareholder or Irish Takeover Panel approval.

Rights Agreement	Generally, Minnesota law permits the Medtronic board to unilaterally adopt a shareholder rights plan or “poison pill.”	The New Medtronic articles of association expressly authorize the adoption of a shareholders rights plan by the New Medtronic board of directors, subject to applicable law. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

Variation of Rights Attaching to a Class or Series of Shares

Any variation of rights attaching to a class or series of the issued shares of Medtronic must be approved by the affirmative vote of a majority of the shares of the class of series affected present and entitled to vote thereon.

Any variation of class rights attaching to the issued shares of New Medtronic must be approved with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendments of Governing Documents

A proposal to amend the Medtronic articles requires the affirmative vote of a majority of the shares present and entitled to vote thereon, with the following exception: any amendment that alters the process pursuant to which shareholders may expand the size of the board, the procedures pursuant to which shareholders may nominate persons for election to the board and certain other related matters requires the affirmative vote of the holders of not less than 75% of the votes entitled to be cast by the holders of all then outstanding voting shares.

The Medtronic bylaws may be amended by the affirmative vote of a majority of the shares present and entitled to vote

New Medtronic, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.

The New Medtronic memorandum and articles of association provide that certain amendments, including amendments with respect to the business combination and control share acquisition provisions, must be approved by a special resolution of disinterested shareholders.

	Medtronic	New Medtronic

thereon or by the board, subject to the power of shareholders to amend or repeal the board’s action. Further, the board is not authorized to adopt, amend or repeal any bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board, or fixing the number of directors or their classifications, qualifications or terms of office, but may adopt or amend a bylaw that increases the number of directors.

Rights Upon Liquidation	In the event of liquidation, dissolution or winding up, Medtronic’s assets would be distributed to shareholders in accordance with their preferences as set forth in Medtronic’s articles. Medtronic has not designated any shares of preferred stock and Medtronic’s articles do not specify the allocation of assets upon a liquidation, dissolution or winding up.

New Medtronic’s memorandum and articles of association provide that, if New Medtronic is wound up and the assets available for distribution among the members are insufficient to repay the whole of the paid up or credited as paid up share capital, such assets must be distributed so that, as nearly as may be, the losses will be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up the assets available for distribution among the members are more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess must be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. This is subject to the provision in New Medtronic’s memorandum and articles that on a return of assets, whether on liquidation or otherwise, the A preferred shares entitle the holder thereof to repayment of the capital paid up thereon (including any share premium) in priority to any repayment of capital to the holder(s) of any other shares and the holders of the A preferred shares are not entitled to any further participation in the assets or profits of New Medtronic.

New Medtronic may be dissolved and wound up at any time by way of a

	Medtronic	New Medtronic

shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. New Medtronic may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where New Medtronic has failed to file certain returns.

Enforcement of Civil Liabilities Against Foreign Persons	Not applicable.

A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:

(i)     the judgment must be for a definite sum;

(ii)    the judgment must be final and conclusive; and

(iii)  the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

COMPARISON OF THE RIGHTS OF HOLDERS OF COVIDIEN ORDINARY SHARES AND NEW

MEDTRONIC ORDINARY SHARES

The following summary comparison includes the material differences between the rights of Covidien ordinary shareholders under the Covidien memorandum and articles of association and the rights that Covidien shareholders will have as shareholders of New Medtronic under New Medtronic’s memorandum and articles of association effective upon the effective time of the scheme. The rights and obligations of Covidien ordinary shareholders currently are, and the rights and obligations of New Medtronic ordinary shareholders as of the effective time of the scheme will be, subject to the Irish Companies Acts. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on Covidien’s or New Medtronic’s governance or other policies.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of Covidien’s memorandum and articles of association and New Medtronic’s memorandum and articles of association as they will be in effect from and after the completion of the transaction. The form of New Medtronic’s memorandum and articles of association substantially as they will be in effect from and after the completion of the transaction are attached as Annex D to this joint proxy statement/prospectus. The Covidien memorandum and articles of association are incorporated by reference herein. See “Where You Can Find More Information.” You are also urged to carefully read the relevant provisions of the Irish Companies Acts for a more complete understanding of the rights of holders of Covidien ordinary shares and New Medtronic ordinary shares.

	Covidien	New Medtronic
Authorized and Outstanding Capital Stock

The authorized share capital of Covidien is €40,000 and $225,000,000, divided into 40,000 ordinary shares with a par value of €1 per share, 1,000,000,000 ordinary shares with a par value of $0.20 per share and 125,000,000 preferred shares with a par value of $0.20 per share. The authorized share capital includes 40,000 ordinary shares with a par value of €1 per share in order to satisfy statutory requirements for the incorporation of all Irish public limited companies.

Covidien may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association. As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at the end of which it must be renewed by the shareholders of the company by an ordinary resolution. Covidien shareholders renewed the authorization of the board of directors of Covidien to issue new ordinary or preferred shares without shareholder approval for a further period of five years by ordinary resolution at Covidien’s most recent annual general meeting on March 19, 2014.

The rights and restrictions to which the ordinary shares are subject are prescribed in Covidien’s articles of association. Covidien’s articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Covidien. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as the directors of Covidien may resolve.

Immediately prior to the completion of the transaction, the authorized share capital of New Medtronic will be €40,000 and $26,260,000 comprised of 40,000 Euro Deferred Shares of €1.00 each, 2,600,000,000 Ordinary Shares of $0.0001 each, 127,500,000 Preferred Shares of $0.20 each and 500,000 A preferred shares of $1.00 each.

New Medtronic’s articles of association entitle the board of directors, without shareholder approval, to determine the terms of the preferred shares issued by New Medtronic. Preferred shares may be preferred as to dividends, rights on a winding up or voting in such manner as the directors of New Medtronic may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of New Medtronic, and may be convertible into or exchangeable for shares of any other class or classes of New Medtronic, depending on the terms of such preferred shares.

The holders of the A preferred shares will be entitled in priority to any payments of dividends on any other class of shares in New Medtronic to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per Ordinary Share and in addition on a return of assets, whether on liquidation or otherwise, the A preferred shares will entitle the holders to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holders of the A preferred shares will not be entitled to any further participation in the assets or profits of New Medtronic nor will the holders of the A preferred shares, which are non-voting shares, be entitled to receive notice of, nor to attend, speak or vote at any general meeting of New Medtronic.

	Covidien	New Medtronic
The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Covidien, and may be convertible into or exchangeable for shares of any other class or classes of Covidien, depending on the terms of such preferred shares.

Reduction of Share Capital; Consolidation and Division; Subdivision

The authorized share capital may be increased or reduced by way of an ordinary resolution of Covidien’s shareholders. Covidien also may, by special resolution and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital (which includes share premium) in any way permitted by the Irish Companies Acts.

Covidien’s articles of association provide that Covidien may, by ordinary resolution, consolidate and divide its issued share capital into a smaller number of shares, or subdivide its issued share capital into a larger number of shares.

Irish law does not recognize fractional shares held of record; accordingly, Covidien’s articles of association do not provide for the issuance of fractional shares of Covidien, and the official Irish register of members of Covidien does not and will not reflect any fractional shares.

The authorized share capital may be increased or reduced by way of an ordinary resolution of New Medtronic’s shareholders. New Medtronic also may, by special resolution and subject to confirmation by the High Court of Ireland, reduce or cancel its issued share capital (which includes share premium) in any way permitted by the Irish Companies Acts.

New Medtronic’s articles of association provide that New Medtronic may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger par value than its existing shares, or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Irish law does not recognize fractional shares held of record; accordingly, New Medtronic’s articles of association do not provide for the issuance of fractional shares of New Medtronic, and the official Irish register of members of Medtronic does not and will not reflect any fractional shares.

Preemption Rights, Share Warrants and Options	Certain statutory pre-emption rights apply automatically under Irish company law in favor of Covidien’s shareholders where shares in Covidien are to be issued for cash. Covidien may opt out of these pre-emption rights in its articles of association, subject to a renewal of authority by special resolution of the shareholders every five years. A special resolution requires not less than 75% of the votes cast of Covidien’s shareholders cast at a general meeting. Covidien had previously opted out of these preemption rights. However, renewal of this opt-out by special resolution was not approved	Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, New Medtronic has opted out of these preemption rights in its articles of association as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, New Medtronic’s articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must

	Covidien	New Medtronic

by the requisite 75% of votes at Covidien’s March 19, 2014 annual general meeting and subsequently expired on May 13, 2014; therefore, shares issued for cash must be offered to pre-existing shareholders of Covidien pro rata to their existing shareholding before the shares can be issued to any new shareholders.

Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee option or similar equity plan.

Under Irish law, Covidien is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Irish Companies Acts.

be offered to existing shareholders of New Medtronic on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Under Irish law, New Medtronic is prohibited from allotting shares without consideration. Accordingly, at least the nominal value of the shares issued underlying any restricted share award, restricted share unit, performance share awards, bonus shares or any other share-based grants must be paid pursuant to the Irish Companies Acts.

Distributions, Dividends, Repurchases and Redemptions

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from “distributable reserves.” Distributable reserves, broadly, means the accumulated realized profits of Covidien less the accumulated realized losses of Covidien and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Covidien are equal to, or in excess of, the aggregate of Covidien’s called up share capital plus undistributable reserves and the distribution does not reduce Covidien’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Covidien’s accumulated

Distributions / Dividends

Under Irish law, dividends and distributions may only be made from “distributable reserves.” Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of New Medtronic are equal to, or in excess of, the aggregate of New Medtronic’s called up share capital plus undistributable reserves and the distribution does not reduce New Medtronic’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New Medtronic’s accumulated unrealized profits, so far as

Covidien	New Medtronic

unrealized profits, so far as not previously utilized by any capitalization, exceed Covidien’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Covidien has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Covidien. The “relevant accounts” are either the last set of unconsolidated annual audited financial statements which have been laid before shareholders at Covidien’s annual general meeting or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of Covidien’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend becomes payable is governed by the articles of association of Covidien. Covidien’s articles of association authorize the directors to declare such dividends as appear justified from the profits of Covidien without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Any general meeting declaring a dividend and any resolution of the directors declaring a dividend may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

The directors of Covidien may deduct from any dividend payable to any shareholder all sums of money (if any) immediately payable by such shareholder to Covidien in relation to the shares of Covidien.

not previously utilized by any capitalization, exceed New Medtronic’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not New Medtronic has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of New Medtronic. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of New Medtronic’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for Companies in Ireland).

New Medtronic will be taking steps to create distributable reserves, which steps include the proposal to create distributable reserves on which Medtronic’s shareholders will vote at its special meeting and on which Covidien’s shareholders will vote at the Covidien extraordinary general meeting.

New Medtronic’s articles of association authorize the directors to declare dividends without shareholder approval out of funds lawfully available for the purpose. The New Medtronic board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.

Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.

The New Medtronic board of directors may deduct from any dividend payable to

Covidien	New Medtronic

The directors of Covidien are also entitled to issue shares with preferred rights to participate in dividends declared by Covidien. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Repurchases / Redemptions

Covidien’s articles of association provide that any ordinary share or an interest in any ordinary shares which Covidien has acquired or agreed to acquire from a third party is deemed to be a redeemable share. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Covidien may technically be effected as a redemption of those shares. If such shares were not to be deemed to be redeemable shares, their repurchase by Covidien would be subject to additional requirements imposed by Irish law.

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. The issue of redeemable shares may only be made by Covidien where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Covidien. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Shareholder approval is not required to redeem Covidien ordinary shares pursuant to Covidien’s articles of association.

The board of directors of Covidien is also entitled to issue preferred shares which may be redeemed at the option of either Covidien or the shareholder, depending on the terms of such preferred shares.

any shareholder any amounts payable by such shareholder to New Medtronic in relation to the shares of New Medtronic.

The directors of New Medtronic are also entitled to issue shares with preferred rights to participate in dividends declared by New Medtronic. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

The holders of the A preferred shares will be entitled in priority to any payments of dividends on any other class of shares in the company to be paid a dividend in the amount per A preferred share equal to twice the dividend to be paid per Ordinary Share.

The 40,000 Euro Deferred Shares do not have any right to receive a dividend.

Repurchases / Redemptions

New Medtronic’s articles of association provide that, unless the board of directors determines otherwise, if an ordinary share is not listed on a recognized stock exchange within the meaning of the Irish Companies Acts, it shall be deemed to be a redeemable share on, and from the time of, the existence or creation of an agreement, transaction or trade between New Medtronic and any person pursuant to which New Medtronic acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant person. In these circumstances, the ordinary share concerned shall have the same characteristics as any other ordinary share in accordance with these articles save that it shall be redeemable in accordance with the arrangement.

If an ordinary share is listed on a recognized stock exchange within the meaning of the Irish Companies Acts, the same requirements will apply unless the board determines otherwise. Accordingly, for purposes of Irish law,

Covidien	New Medtronic

Covidien may also be given an additional general authority by its shareholders to purchase its own shares as overseas market purchases on a recognized stock exchange such as the NYSE, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Covidien’s subsidiaries as described below. Covidien was granted this authority pursuant to a resolution of shareholders dated March 19, 2014, such authority to expire no later than 18 months from the date on which was granted. Covidien expects that it will seek such renewed authority at subsequent annual general meetings if the transaction is not completed.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Covidien at any time must not exceed 10% of the nominal value of the issued share capital of Covidien. Covidien may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Covidien or re-issued subject to certain conditions.

Purchases by Subsidiaries of Covidien

Under Irish law, Covidien’s subsidiaries may purchase Covidien ordinary shares either as overseas market purchases on a recognized stock exchange or off-market. A general authority of the shareholders of Covidien by way of an ordinary resolution is required to allow a subsidiary of Covidien to make on-market purchases of Covidien ordinary shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Covidien ordinary shares is required. The shareholders of Covidien granted such authority pursuant to a resolution approved on March 19, 2014, which must expire no later than 18 months after the date on which it was granted unless it is the repurchase of ordinary shares by New Medtronic may technically be effected as a redemption.

Under Irish law, New Medtronic may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. New Medtronic may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of New Medtronic. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. New Medtronic may also be given authority to purchase its own shares on market on a recognized stock exchange such as the NYSE or off market with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by New Medtronic’s subsidiaries.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by New Medtronic at any time must not exceed 10% of the nominal value of the issued share capital of New Medtronic. New Medtronic may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by New Medtronic or re-issued subject to certain conditions.

New Medtronic’s articles of association provide that New Medtronic may not, directly or indirectly, purchase or agree to purchase any shares entitled to vote from a person who beneficially owns more than five percent of the voting power of New Medtronic for more than the market value thereof if the shares have been beneficially owned by the person for less than two years, unless the purchase or agreement to purchase is

Covidien	New Medtronic

renewed at the next annual general meeting of Covidien’s shareholders. Covidien expects that it will seek such renewed authority at subsequent annual general meetings if the transaction is not completed. In order for a subsidiary of Covidien to make an on-market purchase of Covidien’s ordinary shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Covidien ordinary shares are listed, is specified as a recognized stock exchange for this purpose by Irish company law. For an off-market purchase by a subsidiary of Covidien, the proposed purchase contract must be authorized by special resolution of the shareholders of Covidien before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of Covidien.

The number of shares held by the subsidiaries of Covidien at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of Covidien. While a subsidiary holds Covidien ordinary shares, it cannot exercise any voting rights in respect of those shares. The acquisition of Covidien ordinary shares by a subsidiary must be funded out of distributable reserves of such subsidiary.

approved at a meeting of shareholders by ordinary resolution or New Medtronic makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

Purchases by Subsidiaries of New Medtronic

Under Irish law, New Medtronic’s subsidiaries may purchase shares of New

Medtronic either on market on a recognized stock exchange such as NYSE or off market. For a subsidiary of New Medtronic to make on market purchases of New Medtronic ordinary shares, the shareholders of New Medtronic must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of New Medtronic ordinary shares is required. For a purchase by a subsidiary of shares of New Medtronic off market, the proposed purchase contract must be authorized by special resolution of New Medtronic shareholders before the contract is entered into. The person whose New Medtronic ordinary shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by New Medtronic shareholders at the registered office of New Medtronic.

The number of shares held by the subsidiaries of New Medtronic at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of New Medtronic. While a subsidiary holds shares of New

	Covidien	New Medtronic
Medtronic, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of New Medtronic ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

Dividends in Shares; Bonus Issues	Under Covidien’s articles of association, the board of directors may resolve to capitalize any amount for the time being standing to the credit of any of Covidien’s reserves accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of Covidien who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions).

Under New Medtronic’s articles of association, the board of directors may resolve to capitalize any amount for the time being standing to the credit of any of New Medtronic’s reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Liens on Shares, Call on Shares and Forfeiture of Shares	Covidien currently intends to pay (or cause one of its affiliates to pay) stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases, Covidien may, in its absolute discretion, pay (or cause one of its affiliates to pay) any stamp duty. Covidien’s articles of association provide that, in the event of any such payment, Covidien (i) may seek reimbursement from the buyer, (ii) will have a lien against the Covidien shares acquired by such buyer and any dividends paid on such shares and (iii) may set-off the amount of the stamp duty against future dividends on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Covidien shares has been paid unless one or both of such parties is otherwise notified by Covidien.

The New Medtronic memorandum and articles of association provide that New Medtronic will have a first and paramount lien on every share that is not a fully paid up share for all amounts payable at a fixed time or called in respect of that share.

Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These articles are standard provisions in the memorandum and articles of association of an Irish public limited company such as New Medtronic and will only be applicable to shares of New Medtronic that have not been fully paid up.

Any transfer of New Medtronic ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. New Medtronic’s articles of association allow New Medtronic, in its absolute discretion, to create an instrument of transfer and pay (or

	Covidien	New Medtronic

procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, New Medtronic is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion) and (iii) claim a lien against the New Medtronic ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in New Medtronic ordinary shares has been paid unless one or both of such parties is otherwise notified by New Medtronic.

Share Certificates	Covidien’s articles of association provide that no person shall be entitled to a share certificate in respect of any ordinary share held by them in the share capital of Covidien, whether such ordinary share was allotted or transferred to them, and Covidien shall not be bound to issue a share certificate to any such person.	New Medtronic’s articles of association provide that unless otherwise provided for by the board of directors or the rights attaching to or by the terms of issue of any particular shares, or to the extent required by an exchange, depository or other operator of any clearance or settlement system, no person whose name is entered as a member in the register of members will be entitled to receive a share certificate for the shares held by them.

Election of Directors	The Irish Companies Acts provide for a minimum of two directors. Covidien’s articles of association provide for a minimum of two directors and a maximum of 15 directors. The shareholders of Covidien may from time to time increase or reduce the maximum number, or increase the minimum number, of directors by a special resolution amending the articles of association. Irish law does not recognize a concept of “board size” within the minimum and maximum number of directors, and it is unclear whether a provision in an Irish public limited company’s articles of association permitting the board to set the maximum number of directors would be valid under Irish law.

The Irish Companies Acts provide for a minimum of two directors. New Medtronic’s articles of association provide that the number of directors will be not less than 3 and not more than 15. At the effective time, assuming 11 individuals who are then members of the Medtronic board of directors and 2 directors of Covidien as of June 15, 2014 become directors of New Medtronic, the New Medtronic board will consist of 13 members.

The New Medtronic articles provide that the authorized number of directors shall be determined by the New Medtronic board however such authorized number of directors may be increased or decreased by the affirmative vote of the holders of not less than seventy-five

Covidien	New Medtronic

Directors are elected by the affirmative vote of a majority of the votes cast by shareholders at an annual general meeting and serve for one-year terms. Any nominee for director who does not receive a majority of the votes cast is not elected to the board. At each annual general meeting of Covidien, all the directors shall retire from office and be eligible to stand for re-election. Upon the resignation or termination of office of any director, if a new director shall be appointed to the board he will be designated to fill the vacancy arising. In the event that an election results in either only one or no directors receiving the required majority vote, either the nominee or each of the two nominees receiving the greatest number of votes in favor of his or her election shall, in accordance with Covidien’s articles of association, hold office until his or her successor shall be elected.

No person may be appointed director unless nominated in accordance with the articles of association of Covidien. Covidien’s articles of association provide that with respect to an annual or extraordinary general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to Covidien’s notice of meeting by (i) the board of directors, (ii) any shareholders pursuant to the valid exercise of power granted to them under the Irish Companies Acts, (iii) a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in Covidien articles of association, or (iv) by holders of any class or series of shares in Covidien then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue. In addition, the Irish Companies Acts provide that shareholders holding not less than 10% of the total voting rights may percent (75%) of the issued and outstanding shares of New Medtronic entitled to vote.

Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. If the number of directors is reduced below a fixed minimum number, the remaining director or directors must appoint, as soon as practicable, an additional director or additional directors to make up such minimum or must convene a general meeting of New Medtronic for the purpose of making such appointment. Each director elected in this manner will (subject to the provisions of the Irish Companies Acts and the memorandum and articles of association) hold office until the next election of directors and until his or her successor shall be elected.

Each director must retire from office at each annual general meeting and shall be eligible for re-election.

No person may be appointed director unless nominated in accordance with the articles of association of New Medtronic. New Medtronic’s articles of association provide that, with respect to an annual or extraordinary general meeting of shareholders, nominations of persons for election to the board of directors may be made by (i) the affirmative vote of the board of directors, (ii) any shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in New Medtronic’s articles of association, or (iii) with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the Irish Companies Act 1963, by a shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of the

	Covidien	New Medtronic

call an extraordinary general meeting for the purpose of considering director nominations or other proposals.

Directors may be appointed as follows:

(i) by shareholders by ordinary resolution at the annual general meeting in each year or at any extraordinary general meeting called for the purpose;

(ii) by the board in accordance with the articles of association of Covidien; or

(iii) so long as there is in office a sufficient number of directors to constitute a quorum of the board in accordance with the articles of association of Covidien, the directors have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the board or as an addition to the existing directors but so that the total number of directors shall not any time exceed the maximum number provided for in the articles of association. A director so appointed shall hold office only until the next following annual general meeting.

company and who makes such nomination in the wrriten requisition of the extraordinary general meeting in accordance with the articles of association of Medtronic and the Companies Acts relating to nominations of directors and the proper bringing of special business before an extraordinary general meeting.

Removal of Directors; Vacancies

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the memorandum and articles of association of a company or in any agreement between that company and a director, the shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard.

Accordingly, the shareholders of Covidien may by an ordinary resolution remove a director from office before the expiration of his or her term (notwithstanding anything in any agreement between Covidien and the director). The power of removal is without prejudice to any claim for damages for breach of contract (e.g.,

Removal of Directors

The Irish Companies Acts provide that, notwithstanding anything contained in the memorandum and articles of association of a company or in any agreement between that company and a director, the shareholders may, by ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard.

Accordingly, the shareholders of New Medtronic may, by ordinary resolution, remove any director before the expiration of his or her period of office (notwithstanding anything in any agreement between New Medtronic and the removed director). The power of removal is without prejudice to any claim for damages for breach of contract (e.g.,

	Covidien	New Medtronic

employment contract) that the director may have against Covidien in respect of his or her removal.

Vacancies

Covidien’s articles of association provide that the directors have the authority to appoint one or more directors to Covidien’s board, subject to the maximum number of directors allowed for in the articles of association. A vacancy caused by the removal of a director may be filled at the meeting at which the director is removed by ordinary resolution of Covidien’s shareholders. If not, it may be filled by the board of directors. Any director appointed by the other directors will hold office until the next annual general meeting of Covidien.

During any vacancy on the board, the remaining directors will have full power to act as the board but, if and so long as, their number is reduced below the minimum number, the continuing directors or director only may act to increase the number of directors to that minimum number or to summon a general meeting of Covidien to elect directors, and for no other purpose.

employment contract) that the director may have against New Medtronic in respect of his or her removal.

Vacancies

New Medtronic’s memorandum and articles of association provide that the board of directors may fill any vacancy occurring on the board of directors. If the New Medtronic board of directors fills a vacancy, the director shall hold office until the next election of directors and until his or her successor shall be elected.

During any vacancy on the board, the remaining directors will have full power to act as the board but, if and so long as, their number is reduced below the minimum number, the continuing directors or director only may act to increase the number of directors to that minimum number or to summon a general meeting of New Medtronic to elect directors, and for no other purpose.

Conflicts of Interest of Directors

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with Covidien are required to declare the nature of their interest at a meeting of the board of directors of Covidien. Covidien is required to maintain a register of declared interests, which must be available for shareholder inspection.

Covidien’s articles of association provide that a director must declare any interest he or she may have in a contract with Covidien at a meeting of the board of directors or otherwise provide notice to the board of directors. No director shall be prevented by his or her office from contracting with Covidien, provided that he or she has declared the nature of his or

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with New Medtronic are required to declare the nature of their interest at a meeting of the board of directors of New Medtronic. New Medtronic is required to maintain a register of declared interests, which must be available for shareholder inspection.

New Medtronic’s memorandum and articles of association provide that a director must declare any interest he or she may have in a contract with New Medtronic at a meeting of the board of directors or otherwise provide notice to the board of directors. No director shall be prevented by his or her office from contracting with New Medtronic,

	Covidien	New Medtronic

her interest in the contract and the contract or transaction has been approved by a majority of the disinterested directors.

Subject to certain exceptions, a director may not vote at a meeting of the directors or a committee of directors on any resolution concerning a matter in which he or she has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of Covidien. A director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

Under the Covidien articles of association, a director of Covidien may be a director of, officer of, or otherwise interested in, any company promoted by Covidien or in which Covidien is interested, and such director will not be accountable to Covidien for any remuneration received from such employment or other interest. The articles of association further provide that (i) no director will be prevented from contracting with Covidien because of his or her position as a director, and (ii) no director will be liable to account to Covidien for any profits realized by virtue of any contract between such director and Covidien because the director holds such office or because of the fiduciary relationship established thereby.

provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been approved by a majority of the disinterested directors.

Under the New Medtronic memorandum and articles of association, a director of New Medtronic may be a director of, officer of, or otherwise interested in, any company promoted by New Medtronic or in which New Medtronic is interested, and such director will not be accountable to New Medtronic for any remuneration received from such employment or other interest provided that he or she has declared the nature of his or her position with, or interest in, such company to the board.

The memorandum and articles of association further provide that (i) no director will be prevented from contracting with New Medtronic because of his or her position as a director, (ii) any contract entered into between a director and New Medtronic will not be subject to avoidance, and (iii) no director will be liable to account to New Medtronic for any profits realized by virtue of any contract between such director and New Medtronic because the director holds such office or the fiduciary relationship established thereby, provided that director has declared the nature of his or her interest in such contract or transaction to the board and the contract or transaction is approved by a majority of the disinterested directors.

A director of New Medtronic will be at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Indemnification of Officers and Directors	Covidien’s articles of association confer an indemnity on its directors and secretary, but that indemnity is limited by Irish law, which only permits a company to pay the costs or discharge the liability	Pursuant to New Medtronic’s memorandum and articles of association, its directors and secretary are indemnified to the extent permitted by the Irish Companies Acts. New

Covidien	New Medtronic

of a director or the secretary where judgment is given in her/her favor or he/she is acquitted in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction in the Irish Companies Acts does not apply to executives who are not directors or the company secretary of Covidien. Any provision for advance indemnification of the directors or secretary to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director or secretary and the Irish company.

Covidien’s articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the company secretary of Covidien.

The directors of Covidien may, on a case-by-case basis, decide at their discretion, subject to applicable Irish law, that it is in the best interests of Covidien to indemnify an individual director from any liability arising from his or her position as a director of Covidien. However, this discretion must be exercised bona fide in the best interests of Covidien as a whole.

Covidien and its subsidiary Covidien Ltd. have entered into indemnification agreements and other arrangements with Covidien’s directors and secretary, forms of which Covidien has filed with the SEC.

Medtronic may indemnify the directors or secretary only if the indemnified party receives a favorable judgment in respect of the liability, or where an Irish court determines that the director or the secretary acted honestly and reasonably and ought fairly to be excused, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on the part of the director or secretary, or in which he/she is acquitted. This restriction in the Irish Companies Acts does not apply to executives who are not directors or the secretary of New Medtronic. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

New Medtronic’s memorandum and articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the secretary of New Medtronic, except no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the company.

The directors of New Medtronic may, on a case-by-case basis, decide at their discretion that it is in the best interests of New Medtronic to indemnify an individual director from any liability arising from his or her position as a director of New Medtronic. However, this discretion must be exercised bona fide in the best interests of New Medtronic as a whole.

In connection with the transaction, it is expected that New Medtronic will indemnify its directors and certain officers, as well as individuals serving as directors or officers of its subsidiaries, pursuant to indemnification agreements existing or to be entered into by New Medtronic and/or one or more of its subsidiaries. It is expected that the

	Covidien	New Medtronic

indemnification and expense advancement to be provided to the directors and certain officers of New Medtronic under the indemnification agreements will, to the extent permitted by Irish law, be the same or substantially similar to that afforded by Minnesota law and Medtronic’s bylaws.

Quorum of the Board

The quorum necessary for the transaction of the business of the directors is a majority of the directors in office at the time when the meeting is convened. Questions arising at any meeting must be decided by a majority of votes. Each director present and voting will have one vote.

According to Covidien’s articles of association, any director may participate in a meeting of the directors by means of telephonic or other such communication whereby all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and any director may be situated in any part of the world for any such meeting.

The quorum necessary for the transaction of the business of the directors is a majority of the directors in office at the time when the meeting is convened. Questions arising at any meeting must be decided by a majority of votes. Each director present and voting will have one vote.

According to New Medtronic’s articles of association, any director may participate in a meeting of the directors by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting.

Annual Meetings of Shareholders

Covidien is required to hold an annual general meeting at intervals of no more than fifteen months. Any annual general meeting may be held outside Ireland if a resolution so authorizing has been passed at the preceding annual general meeting.

Notice of an annual general meeting must be given to all shareholders of Covidien and to the auditors of Covidien. The articles of association of Covidien provide that the maximum notice period is 60 days. The minimum notice period is 21 days’ notice in writing for an annual general meeting.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of auditors and the fixing of the auditor’s remuneration (or delegation of same).

New Medtronic will be required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting. Each general meeting shall be held at such time and place as designated by the New Medtronic board of directors and as specified in the notice of meeting. Subject to Section 140 of the Irish Companies Act 1963, all general meetings may be held outside of Ireland.

The only matters that must, as a matter of Irish law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same).

	Covidien	New Medtronic

If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

The memorandum and articles of association of Covidien provide that a resolution may only be put to vote at a general meeting of Covidien or of the holders of any class of shares if (i) it is specified in the notice of the meeting; (ii) it is proposed by or at the direction of the board; (iii) it is proposed by a shareholder pursuant to and in accordance with the procedures and requirements set out in the articles of association; or (iv) it is proposed by a shareholder pursuant to the valid exercise of a power granted under the Irish Companies Acts.

If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

The provisions of the articles of association of New Medtronic relating to general meetings shall apply to every such general meeting of the holders of any class of shares except that the necessary quorum is one or more persons holding or representing by proxy at least a majority of the issued shares of such class.

The memorandum and articles of association of New Medtronic provide that a resolution may only be put to vote at a general meeting of New Medtronic or of the holders of any class of shares if (i) it is specified in the notice of the meeting; (ii) it is proposed by or at the direction of the board; (iii) it is proposed at the direction of a court of competent jurisdiction; (iv) it is proposed by a shareholder pursuant to and in accordance with the procedures and requirements set out in the articles of association; (v) it is proposed on the requisition in writing of the holder of the share as is prescribed by, and is made in accordance with, section 132 of the Irish Companies Act 1963; or (vi) the chairman of the meeting in his or her absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

Calling Special Meetings of Shareholders

Extraordinary general meetings of Covidien may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of Covidien carrying voting rights or (iii) on requisition of Covidien’s auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of Covidien as may be required from time to time.

In the case of an extraordinary general meeting convened by shareholders of

Under New Medtronic’s articles of association, extraordinary general meetings of New Medtronic may be convened by (i) the board of directors, (ii) any two directors, (iii) the chief executive officer, (iv) the chief financial officer, (v) on requisition of the shareholders holding not less than 10% of the paid up share capital of New Medtronic carrying voting rights or (vi) on requisition of New Medtronic’s auditors. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time

	Covidien	New Medtronic
Covidien, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of Covidien’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

to time. At any extraordinary general meeting, only such business may be conducted as is set forth in the notice thereof or is proposed by a shareholder pursuant to and in accordance with the procedures and requirements set out in the articles of association.

In the case of an extraordinary general meeting convened by the New Medtronic shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the New Medtronic board of directors has 21 days to convene a meeting of New Medtronic shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the New Medtronic board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of New Medtronic’s receipt of the requisition notice.

If the New Medtronic board of directors becomes aware that the net assets of New Medtronic are not greater than half of the amount of New Medtronic’s called-up share capital, it must convene an extraordinary general meeting of New Medtronic’s shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.

Record Date; Notice Provisions

Record Date

Covidien’s articles of association provide that the record date for any general shareholder meeting shall not precede the date upon which the resolution fixing the record date is adopted by the board and the record date shall be at least 10 days and at most 80 days prior to the general meeting. According to Covidien’s articles of association, if no record date is fixed by the directors, the record date for

Record Date

New Medtronic’s articles of association provide that the board may fix in advance a date as the record date (a) for any such determination of members entitled to notice of or to vote at a meeting of the members, which record date shall not be more than sixty (60) days before the date of such meeting, and (b) for the purpose of determining the members entitled to receive payment of any dividend or other

Covidien	New Medtronic

determining members entitled to notice of or to vote at a meeting of the members shall be the close of business on the day next preceding the day on which notice is given. Unless the directors determine otherwise, a determination of members of record entitled to notice of or to vote at a meeting of members shall apply to any adjournment or postponement of the meeting. Pursuant to Covidien’s articles of association, in order that the directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than thirty nor less than two days prior to such action. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the directors adopt the resolution relating thereto.

Notice

Notice of a general meeting must be given to all shareholders of Covidien and to the auditors of Covidien. The articles of association of Covidien provide that the maximum notice period is 60 days. The minimum notice periods are (i) 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution, (ii) 28 days’ notice in writing for any general meeting which requires “extended notice” under the Irish Companies Acts and (iii) 14 days’ notice in writing for any other extraordinary general meeting. General meetings may be called by shorter notice, but only with the consent of the auditors of Covidien and all of the shareholders entitled to attend and vote thereat.

distribution, or in order to make a determination of members for any other proper purpose, which record date shall not be more than sixty (60) days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of members is relevant.

If no record date is fixed for the determination of members entitled to notice of or to vote at a meeting of members, the date immediately preceding the date on which notice of the meeting is deemed given under the articles of association will be the record date for such determination of members.

Notice

Notice of an annual or extraordinary general meeting must be given to all New Medtronic shareholders and to the auditors of New Medtronic. The New Medtronic memorandum and articles of association provide for a minimum notice period of 21 days for an annual general meeting, which is the minimum permitted under Irish law. In addition, under Irish law and the New Medtronic memorandum and articles of association, the minimum notice periods are 21 days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.

	Covidien	New Medtronic
Articles Provisions Requiring Advance Notice of Director Nominations and Other Shareholder Proposals

Covidien’s articles of association provide that (a) with respect to an annual general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to Covidien’s notice of meeting; by the board of directors; or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in Covidien’s articles of association, and (b) with respect to an extraordinary general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to Covidien’s notice of meeting; by the board of directors; by any shareholders pursuant to the valid exercise of the power granted under the Irish Companies Acts; or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in Covidien’s articles of association.

In order to comply with the advance notice procedures of Covidien’s articles of association, a shareholder must give written notice to Covidien’s secretary on a timely basis. To be timely for an annual general meeting, notice must be delivered, or mailed and received, at least 120 days in advance of the first anniversary of the date that Covidien released the proxy statement for the preceding year’s annual general meeting, subject to certain exceptions. To be timely for an extraordinary general meeting, notice must be delivered, or mailed and received, by the later of (i) 120 days in advance of the meeting or (ii) the date that is 10 days after the date of the first public announcement of the date of the meeting. For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed by SEC rules regarding the solicitation of proxies

New Medtronic’s articles of association provide that, (a) with respect to an annual general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to New Medtronic’s notice of meeting; by the board of directors; or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in New Medtronic’s articles of association, and (b) with respect to an extraordinary general meeting of shareholders, nominations of persons for election to the board of directors and the proposal of business to be considered by shareholders may be made only pursuant to New Medtronic’s notice of meeting; by the board of directors; by a shareholder pursuant to the valid exercise of the power granted under the Irish Companies Acts; or by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in Medtronic’s articles of association.

In order to comply with the advance notice procedures of New Medtronic’s articles of association, a shareholder must give written notice to New Medtronic’s secretary on a timely basis. To be timely for a general meeting, notice must be delivered to, or mailed and received, not less than 50 days nor (except for shareholder proposals subject to Rule 14a-8(a)(3)(i) of the Exchange Act) more than 90 days prior to the meeting, provided however that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

	Covidien	New Medtronic

for the election of directors pursuant to Regulation 14A under the Exchange Act and such other information as Covidien may reasonably require to determine the eligibility of the proposed nominee. For other business that a shareholder proposes to bring before the meeting, the notice must include a brief description of the business, the reasons for proposing the business at the meeting and a discussion of any material interest of the shareholder in the business. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the shareholder and the shareholder’s holdings of Covidien’s shares.

The chairman of the meeting may refuse to transact any business or may disregard nomination of any person if a shareholder fails to comply with the foregoing procedures.

For nominations to the board, the notice must include all information about the director nominee that is required to be disclosed by SEC rules regarding the solicitation of proxies for the election of directors pursuant to Regulation 14A under the Exchange Act. For other business that a shareholder proposes to bring before the meeting, the notice must include a brief description of the business and the resons for conducting such business at the meeting. Whether the notice relates to a nomination to the board of directors or to other business to be proposed at the meeting, the notice also must include information about the shareholder and the shareholder’s holdings of New Medtronic’s shares.

The chairman of the meeting may refuse to transact any business or may disregard nomination of any person if a shareholder fails to comply with the foregoing procedures.

Quorum at Shareholder Meetings

The presence, in person or by proxy, of the holders of Covidien ordinary shares outstanding entitling them to exercise a majority of the voting power of Covidien on the relevant record date constitutes a quorum for the conduct of business. No business may take place at a general meeting of Covidien if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association of Covidien. Abstentions are considered present for purposes of determining a quorum. Shares held in “street name” by brokers that are voted on at least one proposal to come before the relevant Covidiein special meeting will also be treated as “present”.

One or more members present in person or by proxy holding not less than a majority of the issued and outstanding shares of the New Medtronic entitled to vote at the meeting constitutes a quorum for the conduct of business.

No business may take place at a general meeting of New Medtronic if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association of New Medtronic. Abstentions are considered present for purposes of determining a quorum. Shares held in “street name” by brokers that are voted on at least one proposal to come before the relevant New Medtronic general meeting will also be treated as “present”.

Voting Rights	Where a poll is demanded at a general meeting, every shareholder will have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in Covidien’s share register as of the record

New Medtronic’s articles of association provide that all shareholder votes will be decided on a poll.

Each New Medtronic shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may

Covidien	New Medtronic

date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by Covidien’s articles of association. The articles of association of Covidien permit the appointment of proxies by the shareholders to be notified to Covidien electronically. Where there are joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

Covidien’s articles of association provide that all resolutions shall be decided by a show of hands unless a poll is demanded by the chairman, by at least three shareholders as of the record date for the meeting or by any shareholder or shareholders holding not less than 10%

be exercised by shareholders registered in New Medtronic’s share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the New Medtronic articles of association, which provide that the New Medtronic board may permit shareholders to notify New Medtronic of their proxy appointments electronically.

In accordance with the articles of association of New Medtronic, the directors of New Medtronic may from time to time cause New Medtronic to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

of the total voting rights of Covidien as of the record date for the meeting. Each Covidien ordinary shareholder of record as of the record date for the meeting has one vote at a general meeting on a show of hands.

In accordance with the articles of association of Covidien, the directors of Covidien may from time to time cause Covidien to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares will not be entitled to vote at general meetings of shareholders.

The holders of A preferred shares will not be entitled to receive notice of, nor to attend, speak or vote at any meeting of the shareholders.

Treasury shares will not be entitled to vote at general meetings of shareholders.

	Covidien	New Medtronic
Adjournment of Shareholder Meetings	The articles of association of Covidien provide that (i) any general meeting duly called at which a quorum is not present shall be adjourned, (ii) the chairman may with the consent of the meeting (and in certain circumstances without the consent of the meeting) and shall if so directed by the meeting adjourn a general meeting without notice, other than announcement at the meeting and (iii) the chairman may at any time without the consent of the meeting adjourn the meeting to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed by the board. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned due to a lack of quorum in accordance with the relevant notice provisions in Covidien’s articles of association.	The articles of association of New Medtronic provide that whether or not a quorum is present, the chairman may, and must if so directed by the meeting (upon the passage of an ordinary resolution), adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. New notice must be given for meetings adjourned for 30 days or more.

Articles Provisions Requiring Shareholder Approval of Certain Transaction(s)

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes of Covidien’s shareholders (in person or by proxy) cast at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of Covidien’s shareholders cast (in person or by proxy) at a general meeting. Examples of matters requiring special resolutions include:

• Amending the objects of Covidien;

• Amending the articles of association of Covidien;

• Approving the change of name of Covidien;

• Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes of New Medtronic’s shareholders cast at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of New Medtronic’s shareholders cast (in person or by proxy) at a general meeting. Examples of matters requiring special resolutions include:

• Amending the objects of New Medtronic;

• Amending the articles of association of New Medtronic;

• Approving the change of name of New Medtronic;

• Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

	Covidien	New Medtronic

• Opting out of statutory pre-emption rights on the issuance of new shares for cash consideration;

• Re-registration of Covidien from a public limited company to a private company;

• Variation of class rights attaching to classes of shares;

• Purchase of own shares off-market;

• The reduction of share capital;

• Resolving that Covidien be wound up by the Irish courts;

• Resolving in favor of a shareholders’ voluntary winding-up;

• Re-designation of shares into different share classes; and

• Setting the re-issue price of treasury shares.

A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme.

• Opting out of statutory pre-emption rights on the issuance of new shares for cash consideration;

• Re-registration of New Medtronic from a public limited company to a private company;

• Purchase of own shares off-market;

• The reduction of share capital;

• Resolving that New Medtronic be wound up by the Irish courts;

• Resolving in favor of a shareholders’ voluntary winding-up;

• Re-designation of shares into different share classes; and

• Setting the re-issue price of treasury shares.

A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme.

Special Business Combination, Control Share Acquisition and Fair Price Provisions

Covidien’s articles of association include a provision similar to Section 203 of the General Corporation Law of the State of Delaware, which generally prohibits Covidien from engaging in a business combination with an interested shareholder for a period of three years following the date the person became an interested shareholder, unless, in general:

• Covidien’s board of directors approved the transaction which resulted in the shareholder becoming an interested shareholder;

• upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 85% of the voting shares outstanding at the time of commencement of such transaction, excluding for purposes of

New Medtronic’s articles of association include a provision similar to section 302A.673 of the MBCA which provides that New Medtronic may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of the voting shares of New Medtronic for a period of four years following the date on which the person became a 10% shareholder unless a committee of New Medtronic’s disinterested directors approved either the business combination or the acquisition of shares.

In addition, New Medtronic’s articles of association also contain the following provisions, which are similar to sections 302A.671 and 302A.675, respectively, of the MBCA:

Control Share Acquisition: New Medtronic’s articles of association

	Covidien	New Medtronic

determining the number of voting shares outstanding (but not the outstanding voting shares owned by the interested shareholder), voting shares owned by persons who are directors and also officers and by certain employee share plans; or

• the business combination is approved by Covidien’s board of directors and authorized at an annual or extraordinary general meeting of shareholders by the affirmative vote of the holders of at least 75% of the outstanding voting shares that are not owned by the interested shareholder.

A “business combination” is generally defined as a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is generally defined as a person who, together with affiliates and associates, owns or, within three years prior to the date in question, owned 15% or more of the outstanding voting shares of Covidien.

provide that any “control share acquisition” must be approved by disinterested shareholders, unless the requirement is waived by a committee of disinterested directors. Shareholders who acquire shares in a “control share acquisition” without such shareholder or director approval would lose their voting rights with respect to shares in excess of 20% of the voting rights of New Medtronic and would be subject to certain redemption privileges in favor of New Medtronic unless and until disinterested shareholder approval is subsequently obtained. A “control share acquisition” is any share acquisition which results in the acquiring person holding between 20% and 30% of the voting shares of New Medtronic.

Fair Price: In addition to the minimum price requirements under The Irish Takeover Rules described under “Description of New Medtronic Ordinary Shares—Anti-Takeover Provisions—Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements” above, New Medtronic’s articles of association provide that an offeror who has completed a tender offer for New Medtronic may not within two years after the last purchase in the tender offer acquire additional shares, whether by purchase, merger, exchange or otherwise, unless the shareholders in those additional acquisitions are given terms that are substantially equivalent to those provided in the earlier tender offer or unless the proposed additional acquisitions were approved by an independent committee of New Medtronic’s board prior to the tender offer.

Rights Agreement	Covidien’s articles of association allow the board to adopt any shareholder rights plan upon such terms and conditions as the board deems expedient and in the best interests of Covidien, subject to applicable law.

The New Medtronic articles of association expressly authorize the adoption of a shareholders rights plan by the New Medtronic board of directors, subject to applicable law.

Irish law does not expressly authorize or prohibit companies from issuing share

	Covidien	New Medtronic

Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

Variation of Class Rights Attaching to Shares	Variation of all or any special rights attached to any class of shares of Covidien is addressed in the articles of association of Covidien as well as the Irish Companies Acts. Any variation of class rights attaching to the issued shares of Covidien must be approved by a special resolution of the shareholders of the class affected.	Any variation of class rights attaching to the issued shares of New Medtronic must be approved with the consent in writing of the holders of a majority of the issued shares of that class, or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class.

Amendments of Governing Documents	Covidien, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.	New Medtronic, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders. The New Medtronic memorandum and articles of association provides that certain amendments, including amendments with respect to the business combination and control share acquisition provisions, must be approved by a special resolution of disinterested shareholders.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND DIRECTORS OF MEDTRONIC

Significant Shareholders

The following table shows information as of November 12, 2014, concerning each person who is known by Medtronic to beneficially own more than 5% of Medtronic’s common stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days	Percent of Class
BlackRock, Inc., 40 East 52nd Street, New York, NY 10022(1)	63,862,566	N/A	6.5%
The Vanguard Group, 100 Vanguard Blvd, Malvern, PA 19355(2)	54,957,854	N/A	5.6%
Wellington Management Company, LLP, 280 Congress St., Boston, MA 02210(3)	49,693,066	N/A	5.1%

(1)	The information for security ownership of this beneficial owner is based on a Schedule 13G/A filed by BlackRock, Inc. on January 30, 2014. Based upon 983,394,581 shares outstanding as of November 12, 2014, the shareholder would beneficially own approximately 6.5% of our shares outstanding.

(2)	The information for security ownership of this beneficial owner is based on a Schedule 13G file by The Vanguard Group on February 11, 2014. Based upon 983,394,581 shares outstanding as of November 12, 2014, the shareholder would beneficially own approximately 5.6% of our shares outstanding.

(3)	The information for security ownership of this beneficial owner is based on a Schedule 13G file by Wellington Management Company, LLP on February 14, 2014. Based upon 983,394,581 shares outstanding as of November 12, 2014, the shareholder would beneficially own approximately 5.1% of our shares outstanding.

Beneficial Ownership of Management

The following table shows information as of November 12, 2014 concerning beneficial ownership of Medtronic’s common stock by Medtronic’s directors, named executive officers identified in the Summary Compensation Table under “Executive Compensation,” and all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock(7)	Of Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days
Richard H. Anderson(1)	66,737	40,389
Michael J. Coyle(2)	248,454	210,492
Scott C. Donnelly(3)	2,223	1,978
Gary L. Ellis	701,153	607,676
Omar Ishrak	515,090	442,869
Shirley Ann Jackson, Ph.D.	33,624	32,489
Michael O. Leavitt	7,003	7,003
James T. Lenehan	43,837	30,837
Elizabeth G. Nabel, M.D.	0	0
Christopher J. O’Connell	406,335	344,969
Denise M. O’Leary	54,507	42,429
Kendall J. Powell(4)	32,582	29,582
Robert C. Pozen(5)	53,062	28,362
Preetha Reddy	3,649	3,649
Carol A. Surface	14,186	8,239
Directors and executive officers as a group (20 persons)(6)	2,576,338	2,151,845

(1)	Mr. Anderson disclaims beneficial ownership of 25 shares that are owned by his adult son. Includes 4,800 shares held by Mr. Anderson’s spouse’s trust.

(2)	Includes 3,739 shares held by Mr. Coyle’s spouse and 250 shares held by family trust.

(3)	Includes 245 shares held by Mr. Donnelly’s spouse’s trust.

(4)	Includes 3,000 shares held by Mr. Powell’s spouse’s trust.

(5)	Includes 24,700 shares owned jointly with Mr. Pozen’s spouse.

(6)	As of November 12, 2014, no director or executive officer beneficially owns more than 1% of the shares outstanding. Medtronic’s directors and executive officers as a group beneficially own approximately .26% of the shares outstanding.

(7)	Amounts include the shares shown in the last column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire shares pursuant to options exercisable or RSUs vesting within 60 days (on or before January 11, 2015) and the right to receive shares for deferred stock units within 60 days (on or before January 11, 2015) upon a director’s resignation.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of reports and written representations furnished to it, Medtronic believes that during fiscal year 2014 all filings with the SEC by its executive officers and directors complied with requirements for reporting ownership and changes in ownership of Medtronic’s common stock pursuant to Section 16(a) of the Exchange Act.

LEGAL MATTERS

A&L Goodbody, counsel for New Medtronic, will provide an opinion regarding the validity of the New Medtronic ordinary shares to be issued in the transaction.

EXPERTS

The financial statements of Medtronic, Inc. as of April 25, 2014 and April 26, 2013 and for each of the three years in the period ended April 25, 2014 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of April 25, 2014 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements incorporated in this joint proxy statement/prospectus from Covidien plc’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2014 (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to Covidien plc’s changed presentation of comprehensive income to conform to new authoritative guidance issued by the Financial Accounting Standards Board), the related financial statement schedule and the effectiveness of Covidien plc’s internal control over financial reporting incorporated in this joint proxy statement/prospectus by reference from Covidien plc’s Annual Report on Form 10-K for the year ended September 27, 2013 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF NEW MEDTRONIC MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF NEW MEDTRONIC ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR NEW MEDTRONIC, OR TO ENFORCE AGAINST SUCH PERSONS OR NEW MEDTRONIC IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. NEW MEDTRONIC HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

FUTURE SHAREHOLDER PROPOSALS

New Medtronic

Assuming consummation of the transaction, New Medtronic shareholders will be entitled to present proposals for consideration at forthcoming New Medtronic shareholder meetings provided that they comply with the proxy rules promulgated by the SEC and New Medtronic’s memorandum and articles of association. The deadline for submission of all New Medtronic shareholder proposals to be considered for inclusion in New Medtronic’s proxy statement for its next annual meeting will be disclosed in a subsequent filing with the SEC.

Medtronic

Medtronic will hold an annual meeting in the year 2015 only if the transaction has not already been completed. If the annual meeting is held, any proposal that a Medtronic shareholder intends to present at the Medtronic 2015 annual meeting of shareholders must be delivered to or mailed and received at the principal executive offices of the corporation not less than 50 days nor (except for shareholders proposals subject to Rule 14a-8(a)(3)(i) of the Exchange Act) more than 90 days prior to the meeting, provided, however, that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the regular or special meeting was mailed or such public disclosure was made.

Medtronic’s regulations provide that shareholder nominations for director or proposals of other business may be made only in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of the Rights of Holders of Medtronic Common Shares and New Medtronic Ordinary Shares—Election of Directors” beginning on page 347. Such stockholder notices should be delivered to Medtronic’s secretary at 710 Medtronic Parkway, Minneapolis, Minnesota 55432.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

Covidien

Covidien will hold an annual meeting in the year 2015 only if the transaction has not already been completed. If the annual meeting is held, any proposal that a Covidien shareholder intends to present at the Covidien 2015 annual meeting of shareholders must be received by the Covidien Secretary no later than September 26, 2014 in order to be included in the proxy statement and form of proxy relating to that meeting.

Covidien’s memorandum and articles of association provide that shareholder nominations for director or proposals of other business may be made only in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of the Rights of Holders of Covidien Ordinary Shares and New Medtronic Ordinary Shares—Advance Notice of Director Nominations and Other Shareholder Proposals.” Such stockholder notices should be delivered to Covidien’s Secretary at Covidien plc, 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland.

These advance notice, informational and other provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the SEC.

WHERE YOU CAN FIND MORE INFORMATION

Each of Medtronic and Covidien files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Medtronic or Covidien files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Any other information contained on any website referenced in this joint proxy statement/prospectus is not incorporated by reference in this joint proxy statement/prospectus.

Because each of Medtronic’s and Covidien’s shares are listed on the NYSE, each company’s reports, proxy statements and other information can also be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

This joint proxy statement/prospectus is part of a registration statement and constitutes a prospectus of New Medtronic in addition to being a proxy statement of Medtronic and Covidien for their respective special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or all of the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above. The SEC allows New Medtronic, Covidien and Medtronic to “incorporate by reference” information relating to Covidien into this joint proxy statement/prospectus. This means New Medtronic, Covidien and Medtronic can disclose important information to you by referring you to another document separately filed by Covidien with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus. In addition, any later information that Covidien files with the SEC will automatically update and supersede this information. This joint proxy statement/prospectus incorporates by reference the documents listed below that Covidien has previously filed with the SEC. These documents contain important information, including about Covidien and its finances.

You should rely only on the information contained in this joint proxy statement/prospectus or that we have referred to you. None of Medtronic, New Medtronic or Covidien has authorized anyone to provide you with any additional information. This joint proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this joint proxy statement/prospectus to shareholders of Medtronic or Covidien nor the issuance of ordinary shares of New Medtronic in the transaction shall create any implication to the contrary.

The following documents, which have been filed with the SEC by Covidien, are incorporated by reference into this joint proxy statement/prospectus:

•	Annual Report on Form 10-K of Covidien plc for the fiscal year ended September 27, 2013, filed with the SEC on November 21, 2013 (Part I, Items 1 and 2 and Part II, Items 7 and 8 of which were updated in Covidien plc’s Current Report on Form 8-K filed with the SEC on July 11, 2014, which report also includes the report of the independent registered public accounting firm of Covidien);

•	Quarterly Report on Form 10-Q of Covidien plc for the periods ended December 27, 2013, March 28, 2014 and June 27, 2014, filed with the SEC on February 4, 2014, May 1, 2014 and July 30, 2014, respectively;

•	Current Reports on Form 8-K of Covidien plc (only to the extent “filed” and not “furnished”), filed with the SEC on May 28, 2014, June 16, 2014, July 11, 2014, July 22, 2014, September 23, 2014, October 24, 2014, October 30, 2014 and November 17, 2014; and

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 24, 2014.

All additional documents that Covidien may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the Medtronic special meeting and the Covidien special meetings, respectively, shall also be deemed to be incorporated by reference. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or information is incorporated by reference into this joint proxy statement/prospectus. Additionally, to the extent this joint proxy statement/prospectus, or the documents or information incorporated by reference into this joint proxy statement/prospectus, contains references to the internet websites of New Medtronic, Medtronic or Covidien, the information on those websites does not constitute a part of, and is not incorporated by reference into, this joint proxy statement/prospectus.

If you are a shareholder of Covidien, you can obtain any of the documents incorporated by reference through Covidien or the SEC. Documents incorporated by reference are available from Covidien without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows:

Covidien plc

c/o Covidien

Attention: Vice President, Investor Relations

20 On Hatch, Lower Hatch Street,

Dublin 2, Ireland

+1 (508) 452-4650

investor.relations@covidien.com

A hard copy of such documents incorporated by reference shall not be sent to you unless requested.

In order to ensure timely delivery of the documents, Covidien shareholders must make their requests no later than five business days prior to the date of the special meetings of Covidien shareholders, or no later than December 29, 2014.

If you are a shareholder of Medtronic, you can obtain any of the documents incorporated by reference relating to Covidien through Medtronic or the SEC. Documents incorporated by reference relating to Covidien are available from Medtronic without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this joint proxy statement/prospectus. You may obtain documents incorporated by reference in this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows:

Medtronic, Inc.

Attention: Investor Relations

25-28 North Wall Quay

IFSC, Dublin 1

+1 (763) 514-4000

investor.relations@medtronic.com

A hard copy of such documents incorporated by reference shall not be sent to you unless requested.

In order to ensure timely delivery of the documents, Medtronic shareholders must make their requests no later than five business days prior to the date of the special meeting of Medtronic shareholders, or no later than December 29, 2014.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

For the purposes of the Irish Takeover Rules, the following information, relating to each of Medtronic and Covidien, is incorporated by reference or is included herein and can be found in the following documents which are available at www.sec.gov:

Information	Medtronic Source	Covidien Source
Revenue and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share	“—Consolidated Financial Statements of Medtronic, Inc.,” page no. F-43

Current Report on Form 8-K of Covidien plc, filed with the SEC on July 11, 2014, Exhibit No. 99.1, page no. 31

Annual Report on Form 10-K of Covidien plc for the fiscal year ended September 28, 2012, page no. 56

Annual Report on Form 10-K of Covidien plc for the fiscal year ended September 30, 2011, page no. 65

Quarterly Report on Form 10-Q of Covidien plc for the periods ended December 27, 2013, March 28, 2014 and June 27, 2014, page no. 2

A statement of net assets and liabilities shown in the latest published audited accounts	“—Consolidated Financial Statements of Medtronic, Inc.,” page F-45	Current Report on Form 8-K of Covidien plc, filed with the SEC on July 11, 2014, Exhibit No. 99.1, page no. 33

A cash flow statement if provided in the last published audited accounts	“—Consolidated Financial Statements of Medtronic, Inc.,” page F-47	Current Report on Form 8-K of Covidien plc, filed with the SEC on July 11, 2014, Exhibit No. 99.1, page no. 35

Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	“—Consolidated Financial Statements of Medtronic, Inc.,” page F-48 - F-118	Current Report on Form 8-K of Covidien plc, filed with the SEC on July 11, 2014, Exhibit No. 99.1, page no. 36 -90

Fourth Quarter and Fiscal 2014 Results		Current Report on Form 8-K of Covidien plc, furnished to the SEC on November 5, 2014, Exhibit No. 99.1 (which is not incorporated by reference for purposes of the Securities Act or the Exchange Act)

MEDTRONIC/COVIDIEN S-4—EXCERPTS

The information contained in Parts 2, 3 and 4 of this joint proxy statement/prospectus is not required to be included pursuant to the rules and regulations of the Securities and Exchange Commission but is included solely to comply with the requirements of the Irish Companies Act 1963 of Ireland (as amended) and the Irish Takeover Rules in order to provide the information required under such laws to Covidien shareholders.

PART 2—EXPLANATORY STATEMENT

(IN COMPLIANCE WITH SECTION 202 OF THE IRISH COMPANIES ACT 1963)

To Covidien Shareholders, and, for information only, to Covidien Equity Award Holders

RECOMMENDED ACQUISITION OF COVIDIEN FOR CASH AND SHARES BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 201 OF THE IRISH COMPANIES ACT 1963

1.	INTRODUCTION

As previously announced, on June 15, 2014, Medtronic, Inc., which is referred to as Medtronic, entered into a transaction agreement with Covidien plc, which is referred to as Covidien, Medtronic Holdings Limited (formerly known as Kalani I Limited), which is referred to as New Medtronic, Makani II Limited, which is referred to as IrSub, Aviation Acquisition Co., Inc., and Aviation Merger Sub, LLC, which is referred to as MergerSub, pursuant to which New Medtronic will acquire Covidien in a cash and stock transaction that was valued at approximately $42.9 billion at the time of announcement.

Capitalized terms used but not defined in this “Part 2—Explanatory Statement” have the meanings ascribed to such terms in “Part 3—The Scheme of Arrangement.”

Your attention is drawn to the section of this joint proxy statement/prospectus captioned “Recommendation of the Covidien Board of Directors and Covidien’s Reasons for the Transaction,” which sets forth the reasons why the board of Covidien, which has been advised by Goldman Sachs (as defined below), considers the terms of the acquisition to be fair to Covidien Shareholders and why the board of Covidien unanimously recommends that all Covidien Shareholders vote in favor of the acquisition and the Scheme at both the Court Meeting and the EGM, as the board of Covidien intend to do in respect of their own beneficial holdings of Covidien Shares, which represent, as of November 18, 2014, approximately 0.08 percent of the existing issued share capital of Covidien. In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. See “The Transaction—Interests of Certain Persons in the Transaction—Covidien.” In providing its advice to the directors of Covidien, Goldman, Sachs & Co. and its affiliates, including Goldman Sachs International (collectively, “Goldman Sachs”), has taken into account the commercial assessments of the Covidien directors.

2.	THE ACQUISITION

The Acquisition will be effected by way of a Scheme of Arrangement between Covidien and the Scheme Shareholders pursuant to Section 201 of the Irish Companies Act 1963 (as amended). The Scheme is set out in full under “Part 3—The Scheme of Arrangement.” Under the terms of the Scheme (which will be subject to the conditions set out at Annex B to this joint proxy statement/prospectus), New Medtronic and IrSub will, between them, pay $35.19 in cash and New Medtronic will issue and allot 0.956 of a New Medtronic ordinary share to Scheme Shareholders for each Covidien Share held by the Scheme Shareholders in consideration for (i) the cancellation of their Cancellation Shares and/or (ii) the transfer to New Medtronic and IrSub of their Transfer Shares and (iii) the issue by Covidien to New Medtronic and IrSub, as fully paid up shares, the New Covidien Shares.

The Scheme involves an application by Covidien to the Irish High Court to sanction the Scheme. If the Scheme becomes effective, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be automatically transferred to New Medtronic and IrSub in accordance with the terms of the Scheme. The reserve arising from the cancellation of the Cancellation Shares will be capitalised and used to issue fully paid New Covidien Shares to New Medtronic and IrSub in place of the Cancellation Shares cancelled pursuant to the Scheme. As a result of the Scheme, Covidien will become a subsidiary of New Medtronic. The Scheme and the Acquisition are subject to a number of conditions (summarised in paragraph 3 below and set out in full at Annex B to this joint proxy statement/prospectus).

The Scheme will require, among other things, approval by Scheme Shareholders as of the Voting Record Time at the Court Meeting, approval by Covidien Shareholders as of the Voting Record Time at the EGM and the hearing of the Irish High Court to sanction the Scheme (the “Court Hearing”).

Provided the conditions are satisfied or, to the extent applicable, waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the Irish High Court sanctioning the Scheme together with the minute required by Section 75 of the Act confirming the capital reduction and registration of the Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. It is expected that the Scheme will become effective and that the Acquisition will be completed during the first calendar quarter of 2015.

3.	THE CONDITIONS

The Conditions to the Acquisition and the Scheme are set out in full at Annex B to this joint proxy statement/prospectus. In summary, the completion of the Acquisition and the Scheme is subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions on or before the sanction of the Scheme by the Irish High Court pursuant to Section 201 of the Irish Companies Act 1963:

•	the adoption of the plan of merger set forth in the Transaction Agreement by Medtronic shareholders holding a majority of the outstanding Medtronic common shares;

•	the approval of the Scheme by a majority in number of the Scheme Shareholders representing 75% or more in value of the Scheme Shares at the Voting Record Time, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting), and the approval by the requisite majorities of Covidien Shareholders of the EGM resolutions at the EGM (or at any adjournment of such meeting);

•	the Irish High Court’s sanction of the Scheme of Arrangement and confirmation of the reduction of capital involved in such Scheme of Arrangement and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Irish Companies Act 1963 (as amended) to the Registrar of Companies and the registration of such Court Order and minute by the Registrar of Companies;

•	the NYSE having authorised, and not withdrawn its authorisation, for listing of the New Medtronic shares to be issued in connection with the Acquisition and all of the New Medtronic Shares to be delivered pursuant to the merger of MergerSub with and into Medtronic in accordance with the Transaction Agreement (the “Merger”), subject to satisfaction of any conditions to which such approval is expressed to be subject;

•	all applicable waiting periods in connection with the Acquisition and/or the Merger under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, having expired or having been terminated;

•

the European Commission having decided that it does not intend to initiate any proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the “EC Merger Regulation”) in respect of the Acquisition or to refer the Acquisition (or any aspect of the Acquisition) to a competent authority of an EEA member state under Article 9(1) of the EC Merger Regulation or otherwise having decided that the Acquisition is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation;

•	all required regulatory clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or terminated (as appropriate), in each case in connection with the Acquisition and/or the Merger, under the antitrust, competition or foreign investment laws of Canada, The People’s Republic of China, Japan, Israel, Turkey, Russia and South Korea;

•	the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part having become effective under the Securities Act of 1933 and not being the subject of any stop order or proceedings initiated by the United States Securities and Exchange Commission seeking any stop order;

•	no (i) law or (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any antitrust law by any relevant governmental authority which prohibits consummation of the Acquisition or the Merger having been enacted or entered and which is continuing to be in effect;

•	there having been no change in applicable law (whether or not such change in law is yet effective) with respect to Section 7874 of the Code (or any other U.S. tax law), or official interpretation thereof as set forth in published guidance by the IRS (other than IRS News Releases) (whether or not such change in official interpretation is yet effective), and no bill that would implement such a change has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause New Medtronic to be treated as a United States domestic corporation for United States federal income tax purposes; and

•	certain other conditions.

In addition, each party’s obligation to effect the Acquisition is conditional upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;

•	the performance by the other party of its obligations under the Transaction Agreement in all material respects; and

•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations.

The Acquisition is also conditioned on the Scheme becoming effective and unconditional by not later than June 15, 2015 or such earlier date as may be specified by the Panel, or such later date as Medtronic and Covidien may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow. The Merger is conditioned only upon the consummation and implementation of the Scheme and Acquisition. See “The Transaction Agreement—Conditions to the Completion of the Acquisition and the Merger” beginning on page 308 of this joint proxy statement/prospectus for further information.

4.	CONSENTS AND MEETINGS

The Court Meeting is being held at the direction of the Irish High Court to seek the approval of the Scheme by Scheme Shareholders as of the Voting Record Time. The EGM is being convened to seek the approval of Covidien Shareholders as of the Voting Record Time with respect to certain resolutions that are necessary or desirable to effect and to implement the Scheme, as described below.

Whether or not a Scheme Shareholder votes in favor of the Scheme at the Court Meeting and/or a Covidien Shareholder votes in favor of the EGM resolutions at the EGM, if the Scheme becomes effective all Cancellation Shares will be cancelled and the Transfer Shares will be transferred to New Medtronic and IrSub in accordance with the terms of the Scheme, New Medtronic and IrSub will (between them) pay the Cash Consideration and New Medtronic will allot and issue the New Medtronic Consideration Shares to the former Scheme Shareholders (save that fractional entitlements to New Medtronic Consideration Shares will be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed in cash pro-rata to the Scheme Shareholders whose fractional entitlements were sold).

Before the Irish High Court’s approval for the Scheme can be sought, the Scheme will require approval by the Scheme Shareholders as of the Voting Record Time at the Court Meeting and the passing of the requisite resolutions at the EGM. The Court Meeting will start at 10:00 a.m. (local time) and the EGM will start at 10:15 a.m. (local time) (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting) on January 6, 2015.

Notices of the Court Meeting and the EGM are set out at the front of this joint proxy statement/prospectus. Entitlement to notice of and/or to vote at each meeting will be determined by reference to the Register of Members of Covidien at the Voting Record Time. See “—Voting Your Ordinary Shares” and “—Voting Ordinary Shares Held in Street Name” below.

As at November 18, 2014, 2,248,903 Covidien Shares were in issue and held in treasury. All Covidien Shares that are held in treasury will be cancelled on or prior to the Scheme becoming effective in accordance with Part XI of the Companies Act 1990.

As of November 18, 2014, 452,731,347 Covidien Shares were issued and outstanding and there were 3,258 registered members whose names were registered in the Register of Members of Covidien.

4.1	Court Meeting

The Court Meeting has been convened for 10:00 a.m. (local time) on January 6, 2015 to enable Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and not a show of hands, and each holder of Scheme Shares as of the Voting Record Time who is present (in person or by proxy) will be entitled to one vote for each Scheme Share held as of the Voting Record Time for the purposes of sub-paragraph (b) below. In order to conduct business at the Court Meeting a quorum must be present. The presence (in person or by proxy) of persons entitling them to exercise a majority of the voting power of Covidien, each being a holder of Covidien Shares as of the Voting Record Time, a proxy for a holder of Covidien Shares as of the Voting Record Time or a duly authorised representative of a corporate holder of Covidien Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the Court Meeting. The approval required at the Court Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (being more than 50 percent) in number of those Scheme Shareholders as of the Voting Record Time present and voting in person or by proxy; and

(b)	also represent three-fourths (75 percent) or more in value of the Scheme Shares held by those Scheme Shareholders as of the Voting Record Time present and voting (in person or by proxy).

It is important that, for the Court Meeting, as many votes as possible are cast so that the Irish High Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders as of the Voting Record Time when it is considering whether to sanction the Scheme. You are therefore strongly urged to complete and return your proxy card for the Court Meeting as soon as possible.

4.2	Extraordinary General Meeting

In addition to the Court Meeting, the EGM has been convened for 10:15 a.m. (local time) on January 6, 2015 (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting). A quorum must be present in order to conduct any business at the EGM. The presence

(in person or by proxy) of persons entitling them to exercise a majority of the voting power of Covidien each being a holder of Covidien Shares as of the Voting Record Time, a proxy for a holder of Covidien Shares as of the Voting Record Time or a duly authorised representative of a corporate holder of Covidien Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the EGM. The proposals to be voted upon by the Covidien Shareholders at the Voting Record Time at the EGM are set out in full under “The Special Meetings of Covidien’s Shareholders.” EGM resolutions #2 and #4, as described therein, are “special resolutions,” which means that they require the approval of the holders of at least 75 percent of the votes cast by the holders of Covidien Shares as of the Voting Record Time present and voting, either in person or by proxy. The remaining EGM resolutions are “ordinary resolutions,” which means that they require the approval of the holders of at least a majority of the votes cast by the holders of Covidien Shares as of the Voting Record Time present and voting, either in person or by proxy. The Merger and the Acquisition are conditioned on the approval of EGM resolutions #1 through #4. The Merger and the Acquisition are not conditioned on the approval of EGM resolutions #5 through #6.

4.3	Court Hearing

Subject to the approval of the resolutions proposed at the Meetings, the Court Hearing is expected to take place in the first calendar quarter of 2015. Each Covidien Shareholder (but not a beneficial holder or any Covidien Equity Award Holder) is entitled to be represented by counsel or a solicitor (at his or her own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme. However, the Irish High Court has discretion to hear from interested parties.

4.4	Forms of Proxy

Scheme Shareholders as of the Voting Record Time have been sent a form of proxy card for the Court Meeting, and Covidien Shareholders have been sent a form of proxy card for the EGM. Scheme Shareholders and Covidien Shareholders are strongly urged to complete and return their proxy cards as soon as possible and, in any event, no later than 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the Court Meeting on January 6, 2015 in the case of the proxy card for the Court Meeting and 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the EGM on January 6, 2015 in the case of the proxy card for the EGM. The proxy card for the Court Meeting (and the proxy card for the EGM) may also be handed to the Chairman of the Court Meeting (or EGM), as applicable, at the respective Meetings on January 6, 2015 and will still be valid.

4.5	Voting Your Ordinary Shares

Scheme Shareholders or Covidien Shareholders, as applicable, may vote by proxy or in person at the Court Meeting and EGM. Covidien recommends that Scheme Shareholders and Covidien Shareholders submit their proxies even if they plan to attend either or both special meetings. If Scheme Shareholders or Covidien Shareholders vote by proxy, they may change their vote, among other ways, if they attend and vote at the special meetings.

If a Scheme Shareholder or Covidien Shareholder owns shares in his or her or its own name, such Scheme Shareholder or Covidien Shareholder is considered, with respect to those shares, the “shareholder of record.” If a shareholder’s shares are held in a stock brokerage account or by a bank or other nominee, such shareholder is considered the beneficial owner of shares held in “street name.”

Shareholders of record may use the enclosed proxy cards to tell the person named as proxy how to vote such shareholder’s shares. The following shares will be included on the proxy cards of shareholders of record, if applicable:

•	shares issued under the Covidien Savings Related Share Plan; and

•	shares held in a book-entry account at Computershare Trust Company, N.A., Covidien’s transfer agent.

If a Scheme Shareholder or Covidien Shareholder properly completes, signs and dates either or both proxy cards, such shareholder’s shares will be voted in accordance with his, her or its instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If such shareholder signs and returns his, her or its proxy card(s) appointing the Chairman of the meeting as his, her or its proxy but does not mark the proxy card(s) to tell the proxy how to vote on a voting item, such shares will be voted with respect to such voting item in accordance with the recommendations of the Covidien board of directors.

Scheme Shareholders and Covidien Shareholders may also vote over the internet at www.proxyvote.com or by telephone at +1-800-690-6903 anytime up to 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the relevant meeting. Voting instructions are printed on the proxy cards or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meetings.

4.6	Voting Ordinary Shares Held in Street Name

If shares are held in an account through a bank, broker or other nominee, the holder must instruct the bank, broker or other nominee how to vote his, her or its shares by following the instructions that the bank, broker or other nominee provides to such holder along with this joint proxy statement/prospectus. The bank, broker or other nominee, as applicable, may have an earlier deadline by which you must provide instructions to it as to how to vote shares, so Scheme Shareholders and Covidien Shareholders should read carefully the materials provided to them by their banks, brokers or other nominees.

If a shareholder who holds shares through a bank, broker or other nominee does not provide a signed voting instruction form to his, her or its bank, broker or other nominee, such shareholder’s shares will not be voted on any proposal on which the banks, brokers or other nominees do not have discretionary authority to vote. This is referred to in this joint proxy statement/prospectus and in general as a broker non-vote. In these cases, the bank, broker or other nominee will not be able to vote a holder’s shares on those matters for which specific authorization is required. Brokers do not have discretionary authority to vote on any of the proposals.

Accordingly, if a shareholder who holds shares through a bank, broker or other nominee fails to provide a signed voting instruction form to his, her or its bank, broker or other nominee, his, her or its shares held through such bank, broker or other nominee will not be voted.

5.	STRUCTURE OF SCHEME

It is proposed that, pursuant to the provisions of the Scheme, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be transferred to New Medtronic and IrSub in accordance with the terms of the Scheme.

The reserve arising from the cancellation of the Cancellation Shares will be capitalised and used to issue fully paid New Covidien Shares to IrSub and New Medtronic in place of the Cancellation Shares cancelled pursuant to the Scheme. Following the consummation of the Scheme, Covidien will be an indirect subsidiary of New Medtronic.

6.	OPINION OF FINANCIAL ADVISOR TO COVIDIEN

Please see “The Transaction—Opinion of Covidien’s Financial Advisor,” beginning on page 110 of this joint proxy statement/prospectus.

7.	BOARD, MANAGEMENT AND EMPLOYEES

7.1	Generally

Upon the Scheme becoming effective, all of the Covidien directors intend to resign from the board of Covidien. Upon the Scheme becoming effective, one or more persons affiliated with New Medtronic will be appointed to the board of Covidien and two individuals who were members of the board of directors of Covidien as of immediately prior to the Effective Time (as defined below) will be appointed to the board of directors of New Medtronic along with all of the members of the Medtronic board of directors. Please see “The Transaction—Board of Directors and Management after the Transaction” beginning on page 136 of this joint proxy statement/prospectus.

7.2	Indemnification and Insurance

Covidien is party to indemnification agreements with each of its directors and executive officers that require Covidien to, among other things, indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the Transaction Agreement, Covidien’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from New Medtronic. Furthermore, the directors and executive officers of New Medtronic, which are expected to include some of Covidien’s current directors and executive officers, are expected to enter into indemnification agreements with New Medtronic and/or one or more of its subsidiaries.

7.3	Employment and Benefits Matters

For a period of one year following the effective time of the Scheme (the “Effective Time”), New Medtronic will provide to each continuing Covidien employee (a) base compensation that is no less favorable to such Covidien employee than the base compensation provided to such Covidien employee immediately prior to the Effective Time; (b) an annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) that is no less favorable than such Covidien employee’s annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) in effect immediately prior to the Effective Time; and (c) other compensation opportunities and benefits that are substantially comparable, in the aggregate, to those provided to such Covidien employee immediately prior to the Effective Time. New Medtronic will, or will cause one of its subsidiaries to, assume, honor and fulfill all Covidien employee benefit plans in accordance with their terms as in effect immediately prior to the date of the Transaction Agreement or as subsequently amended.

The Transaction Agreement also contains customary provisions providing for the granting of service credit and the waiving of pre-existing condition limitations (to the extent possible) for purposes of participation by Covidien employees in Medtronic or New Medtronic benefit plans.

Covidien has the right under the Transaction Agreement to pay pro rata annual bonuses in respect of the 2015 fiscal year to each Covidien employee who is employed as of immediately prior to the Effective Time and who is terminated other than for cause by Covidien, New Medtronic, or any of their respective subsidiaries prior to the date on which annual bonuses in respect of the 2015 fiscal year would otherwise be paid. Any such bonus payments will be based on target performance.

Under the Transaction Agreement, Covidien is also permitted to establish a cash-based retention program in the aggregate amount of no less than $20 million to, among other things, promote retention and incentivize efforts to consummate the transaction. Amounts under the retention program will be allocated among the employees of Covidien and its subsidiaries identified, and in the amounts and on the terms determined, by Covidien in good faith consultation with Medtronic; however, no such awards will be made to any employee of Covidien who is an executive officer of Covidien.

Finally, New Medtronic and Medtronic have acknowledged that a “change of control” (or similar phrase) within the meaning of any Covidien employee benefit plan will occur at or prior to Effective Time, as applicable.

8.	COVIDIEN EQUITY AWARD HOLDERS

8.1	Treatment of Covidien Share Options

Each option to purchase Covidien ordinary shares that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Medtronic and will be converted into an option to acquire a number of New Medtronic ordinary shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien option by (b) the equity award conversion ratio (rounded down to the nearest to whole share), at an exercise price (rounded up to the nearest whole cent) per New Medtronic ordinary share equal to the quotient obtained by dividing (i) the exercise price per Covidien ordinary share by (ii) the equity award conversion ratio (rounded up to the nearest whole cent). Each New Medtronic option as so assumed and converted will otherwise continue to have, and will otherwise be subject to, the same terms and conditions as applied to the corresponding Covidien option immediately prior to the Effective Time.

For purposes of this joint proxy statement/prospectus, “equity award conversion ratio” means the sum of (A) 0.956 plus (B) the quotient obtained by dividing $35.19 by the volume weighted average price of Medtronic common stock over a 10–trading day period that ends on the second to last trading day prior to the Effective Time.

8.2	Treatment of Covidien Share Awards

Covidien Share Awards Granted Prior to June 15, 2014. Each Covidien share award that is outstanding immediately prior to the Effective Time and was granted prior to June 15, 2014 will be cancelled and converted into the right to receive the Scheme Consideration in respect of each Covidien ordinary share underlying the Covidien share award (including any corresponding dividend equivalent units), less applicable tax withholdings (which will be deducted first from the share portion of such consideration and then from the cash portion). For any performance-based Covidien share award (including any corresponding dividend equivalent units), the number of ordinary shares underlying the Covidien share award will be based on actual performance measured over a 60–trading day period that ends on the sixth business day prior to the Effective Time.

Covidien Share Awards Granted On or After June 15, 2014. Each Covidien share award that is outstanding immediately prior to the Effective Time and was granted on or after June 15, 2014 will be converted into a New Medtronic award with respect to a number of New Medtronic ordinary shares (rounded to the nearest whole share) equal to the product obtained by multiplying (a) the number of Covidien ordinary shares subject to the Covidien share award (including any corresponding dividend equivalent units) immediately prior to the Effective Time by (b) the equity award conversion ratio. Each New Medtronic share award as so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the applicable Covidien share award immediately prior to the Effective Time.

9.	THE COVIDIEN DIRECTORS & EXECUTIVE OFFICERS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

In considering the recommendation of the Covidien board of directors, Covidien shareholders should be aware that directors and executive officers of Covidien have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

9.1	Equity-Based Awards

Under the Transaction Agreement, equity awards held by Covidien’s directors and executive officers as of the Effective Time will be treated in the Scheme in the manner as equity award holders generally (as described in paragraph 8).

For an estimate of the amounts that would be payable to each of José E. Almeida, Charles J. Dockendorff, Bryan C. Hanson, Peter L. Wehrly, and John H. Masterson (Covidien’s “named executive officers”) on settlement of their unvested Covidien share awards granted prior to June 15, 2014, and the value of the accelerated vesting upon a qualifying termination of employment of any unvested Covidien options and unvested Covidien share awards granted on or after June 15, 2014 if the effective time of the scheme and the qualifying termination occurred on November 5, 2014, see “—Quantification of Payments and Benefits to Covidien’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Covidien’s executive officers who are not named executive officers in settlement of their unvested Covidien share awards granted prior to June 15, 2014, and the value of the accelerated vesting upon a qualifying termination of employment of any unvested Covidien options and unvested Covidien share awards granted on or after June 15, 2014 if the effective time of the scheme and the qualifying termination of employment occurred on November 5, 2014 is $40,884,890. Covidien estimates that the aggregate amount that would be payable to Covidien’s eight non-employee directors for their unvested Covidien share awards if the effective time of the scheme occurred on November 5, 2014 is $1,934,267. The amounts specified in this paragraph are determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement.

9.2	Change in Control Severance Plan

Covidien maintains the Covidien Change in Control Severance Plan for Certain U.S. Officers and Executives (the “Covidien Change in Control Plan”), which provides eligible employees who either experience an involuntary termination of employment or resign for good reason within the 60 days prior to or two years following a change in control of Covidien (a “qualifying termination of employment”) with certain severance benefits. Each Covidien executive officer is covered by this severance plan. Under the terms of the severance plan, each eligible executive officer who experiences a qualifying termination of employment would receive:

•	a single lump sum payment equal to 24 months of the executive’s base salary (36 months for José Almeida, Covidien’s President and Chief Executive Officer, provided that the amount paid does not exceed 2.99 times his base salary);

•	a single lump sum payment equal to two times the average of the executive’s bonus for the previous three fiscal years (2.99 times the average of the previous three fiscal year bonuses for the chief executive officer);

•	continuation of health, dental, and vision benefits at active employee rates for a period of up to 24 months (36 months for the chief executive officer);

•	full vesting of unvested stock options;

•	12 months to exercise vested stock options (unless a longer period is provided in the applicable award agreement);

•	full vesting of unvested restricted stock unit awards that are subject solely to time-based vesting;

•	subject to the terms of the applicable award agreements, vesting of unvested performance stock unit awards if, and to the extent that, the Covidien compensation committee determines that the applicable performance criteria have been or will be attained or would have been attained during the 24-month period after the executive’s employment terminates (36-month period for the chief executive officer);

•	outplacement services, in Covidien’s discretion, for up to 12 months; and

•	payment of a pro rata portion of the executive’s actual annual incentive cash award for the fiscal year during which such executive’s employment terminates.

Under the Covidien Change in Control Plan, any payments or benefits payable to the executive officer will be cutback to the extent that such payments or benefits would result in the imposition of excise taxes under Section 4999 of the Code, unless the executive officer would be better off on an after-tax basis receiving all such payments or benefits.

The payment of benefits under the Covidien Change in Control Plan is conditioned upon the executive executing a general release in favor of Covidien and is subject to the terms of the non-competition, non-solicitation, and confidentiality agreement between the executive and Covidien, under which the executive agrees not to disclose confidential Covidien information at any time and not to compete with Covidien nor solicit Covidien’s employees or customers for a period of one year following termination of employment.

For an estimate of the value of the payments and benefits described above that would be payable to each of Covidien’s named executive officers, see “—Quantification of Payments and Benefits to Covidien’s Named Executive Officers” below. The estimated aggregate amount that would be payable to Covidien’s other executive officers under the Covidien Change in Control Plan (excluding the estimated value of accelerated equity awards) if the effective time of the scheme were to occur and they were to experience a qualifying termination of employment on November 5, 2014 is $14,046,218. The amount specified in the previous sentence is determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement.

9.3	Director Options

Under the terms of the Covidien Stock and Incentive Plan and related award agreements, options held by directors who cease to provide services to Covidien as a result of a change in control of Covidien will become fully vested as of the date of the change in control.

Covidien estimates that the aggregate amount that would be payable to Covidien’s eight non-employee directors for their unvested Covidien options if the Effective Time occurred on November 5, 2014 and each such director ceased to provide services to Covidien is $0. The amount specified in the previous sentence is determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement.

9.4	Supplemental Savings and Retirement Plan

All of Covidien’s executive officers participate in the Covidien Supplemental Savings and Retirement Plan, which provides for the accelerated vesting of all company contributions credited to the executive’s account under the plan upon the occurrence of a change in control.

Each of Covidien’s named executive officers is already fully vested in company contributions credited to his account under the plan and thus will not receive accelerated vesting upon consummation of the transaction. The estimated aggregate amount of matching contributions credited to the accounts of Covidien’s other executive officers under the Covidien Supplemental Savings and Retirement Plan that would become fully vested if the effective time of the scheme were to occur on November 5, 2014 is $5,959.

9.5	Section 4985 Excise Tax Gross-Up

Under the Transaction Agreement, Covidien may enter into an agreement with each director and executive officer of Covidien providing for a gross-up with respect to any excise taxes that may be imposed pursuant to Section 4985 of the Code such that on a net after-tax basis, the director or executive officer would be in the same position as if no such excise tax had been applied. If it is determined that the excise tax under Section 4985 of the Code applies to directors and executive officers of Covidien (including such an individual who becomes a director or officer of New Medtronic), the actual amounts due on behalf of the directors and executive officers will be determinable following the consummation of the proposed transaction. No tax reimbursements are currently expected to be payable to Covidien directors or executive officers pursuant to gross-up agreements relating to taxes imposed under Section 4985 of the Code, except for Mr. Hanson. These gross-up payments will not cover any capital gains tax imposed on the exchange of any Covidien ordinary shares held by Covidien directors or executive officers, and such directors and executive officers will be responsible for paying such capital gains tax just like all other Covidien shareholders.

9.6	Continuing Directors

The transaction agreement provides that two members of the Covidien board of directors as of June 15, 2014 will serve on the board of directors of New Medtronic following the Effective Time. These individuals will be selected by the Nominating and Corporate Governance Committee of the Medtronic board of directors pursuant to a nomination process in consultation with Covidien.

9.7	Indemnification and Insurance

Covidien is party to indemnification agreements with each of its directors and executive officers that require Covidien, among other things, to indemnify the directors and executive officers against certain liabilities that may arise by reason of their status or service as directors or officers. In addition, pursuant to the terms of the Transaction Agreement, Covidien’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from New Medtronic. Furthermore, the directors and executive officers of New Medtronic, which are expected to include some of Covidien’s current directors and executive officers, are expected to enter into indemnification agreements with New Medtronic and/or one or more of its subsidiaries.

9.8	Letters of Intent with Medtronic

Following Covidien’s entry into the Transaction Agreement, Bryan Hanson, who is currently a named executive officer of Covidien, and Michael Tarnoff, who is currently an executive officer of Covidien, each agreed upon the terms of a letter of intent with Medtronic providing for the executive’s employment with New Medtronic following the closing of the transaction.

The letters of intent with Messrs. Hanson and Tarnoff each contemplate that the executive will enter into an employment agreement with New Medtronic prior to commencing employment. Mr. Hanson’s annual base salary will be $750,000 and Dr. Tarnoff’s annual base salary will be $542,200, and the executives will be eligible for an annual bonus with a target equal to 85% and 65%, respectively, of their respective base salaries. Upon commencement of employment with New Medtronic, each of Messrs. Hanson and Tarnoff will receive sign-on stock option and RSU grants with a target grant date value of $3,000,000 and $3,400,000, respectively, subject in each case to certain vesting criteria. Starting in fiscal year 2016, the executives will be eligible to participate in New Medtronic’s long-term incentive programs, comprised of cash- and equity-based awards with a fiscal year 2016 target grant date value of $2,700,000 in the case of Mr. Hanson, and $1,200,000 in the case of Dr. Tarnoff.

Under the letters of intent, each executive will be eligible to participate in all savings and retirement plans and welfare benefits that are generally made available to other U.S.-based New Medtronic executives; however, for the two-year period following the consummation of the transaction, the executives will continue to be covered by the Covidien Change in Control Plan and thereafter, the executives will participate in New Medtronic’s severance plans or policies.

In addition, under his letter of intent, Mr. Hanson will receive a new hire bonus of $1,000,000 upon commencement of employment with New Medtronic. Mr. Hanson is expected to become an executive officer of New Medtronic and will be subject to New Medtronic’s stock ownership policies, which will require him to maintain a certain ownership level of New Medtronic shares and impose retention requirements on equity awards until the requisite ownership requirements are satisfied.

Further to Rule 16.2 of the Irish Takeover Rules, Covidien shareholders will receive a separate communication relating to these incentivisation arrangements.

9.9	Quantification of Payments and Benefits to Covidien’s Named Executive Officers

The table below sets forth the amount of payments and benefits that each of Covidien’s named executive officers would receive in connection with the transaction, assuming that the transaction were consummated and each such executive officer experienced a qualifying termination of employment on November 5, 2014. The amounts below are determined using a price per Covidien ordinary share of $89.45, the average closing price per share over the first five business days following the announcement of the Transaction Agreement. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)(6)	Other ($)	Total ($)
José E. Almeida	8,232,260	45,830,332	72,108	—	—	54,134,700
Charles J. Dockendorff(1)	3,158,401	—	18,072	—	—	3,176,473
Bryan C. Hanson	2,485,501	12,276,919	63,072	2,869,167	—	17,694,659
Peter L. Wehrly	2,060,576	10,058,276	63,072	—	—	12,181,924
John H. Masterson	2,305,198	7,870,169	63,072	—	—	10,238,439

(1)	The terms of Covidien’s annual incentive plan and equity plan provide for certain benefits upon an employee’s termination of employment due to death, disability, or normal or early retirement. For this purpose, normal retirement occurs where an employee terminates employment after attaining age 60 and the sum of the employee’s age and years of service equals at least 70. Under the annual incentive plan, employees are eligible to receive a prorated annual incentive cash award based on the number of days that the employee was employed by Covidien during the fiscal year upon death, disability, or normal or early retirement. Under the Covidien equity plan, employees are eligible to receive full vesting of stock options, restricted units, and performance units upon death, disability or normal retirement. As of August 11, 2014, Mr. Dockendorff satisfied the requirements for normal retirement. Accordingly, amounts reported in this table reflect only amounts that Mr. Dockendorff will receive as a result of the transaction and not amounts to which he would be entitled to receive due to his satisfying the requirements for normal retirement. Prior to the announcement of the transaction, Covidien reported that Mr. Dockendorff would be retiring at the end of calendar 2014.

(2)

The cash payments consist of (a) a pro rata annual bonus for the 2014 fiscal year (assuming target performance), payable to each of the named executive officers, other than Mr. Dockendorff within 60 days after the executive officer’s qualifying termination of employment, and (b) a lump sum severance amount payable to each of the named executive officers (including Mr. Dockendorff) in an amount equal to the sum of (i) two times (2.99 times in the case of Mr. Almeida) the executive officer’s base salary and (ii) two times the average of the executive officer’s bonus for the previous three fiscal years (2.99 times the average of the previous three fiscal year bonuses in the case of Mr. Almeida). For named executive officers other than Mr. Dockendorff, both the pro rata bonus and the severance payment are “double trigger” and for Mr. Dockendorff, only the severance payment is “double trigger.” The amounts for Mr. Hanson do not include payments that may become payable to Mr. Hanson as an executive officer of New Medtronic following the consummation of the transaction. Set forth below are the separate values of each of the pro rata target bonus and the severance payment.

Name	Pro Rata Target Bonus ($)	Severance Payment ($)
José E. Almeida	95,651	8,136,609
Charles J. Dockendorff	—	3,158,401
Bryan C. Hanson	36,350	2,449,151
Peter L. Wehrly	26,921	2,033,655
John H. Masterson	27,759	2,277,439

(3)	As described above, Covidien share awards granted prior to June 15, 2014 that are held by Covidien’s named executive officers (other than Mr. Dockendorff) will become fully vested (based on actual performance measured over a 60-trading day period ending on a date that is the sixth business day prior to the effective time of the scheme for any Covidien share awards subject to performance-based vesting conditions) and will be settled for the scheme consideration upon the consummation of the transaction (i.e., “single-trigger” vesting). The values set forth below assume actual performance for such Covidien share awards will equal maximum performance; accordingly, amounts that will be paid to each named executive officer upon the effective time of the scheme could be less than the amounts listed in the table below. Other than for Mr. Dockendorff, Covidien options and Covidien share awards granted on or after June 15, 2014 will become fully vested (assuming maximum performance for any Covidien share awards subject to performance-based vesting conditions) upon a qualifying termination of employment (i.e., “double-trigger” vesting). For Mr. Dockendorff, all equity awards will become fully vested upon his retirement. Set forth below are the values of each type of Covidien equity-based award that would be payable in connection with the transaction or a qualifying termination of employment.

Name	Options ($)	Restricted Units (Including Dividend Equivalent Units) ($)	Performance Units (Including Dividend Equivalent Units) ($)
José E. Almeida	20,827,089	6,126,609	18,876,634
Charles J. Dockendorff	—	—	—
Bryan C. Hanson	5,557,346	1,655,451	5,064,122
Peter L. Wehrly	4,563,631	1,382,092	4,112,553
John H. Masterson	3,718,795	1,067,139	3,084,236

As discussed above, Mr. Dockendorff has satisfied the requirements for normal retirement. If Mr. Dockendorff received normal retirement treatment as of November 5, 2014, he would become vested in 208,844 stock options, 23,565 restricted units (including dividend equivalent units), and 63,156 performance units (including dividend equivalent units and assuming maximum performance).

(4)	The amounts above include the estimated value of employer portion of the premiums for each named executive officer and his or her eligible dependents for continued coverage under Covidien’s medical, dental, and vision plans during the applicable severance period. In addition, although payable in Covidien’s discretion, the amount above also assumes that Covidien would pay $45,000 for outplacement services upon a qualifying termination of employment for all named executive officers other than Mr. Dockendorff. All such benefits are “double trigger.”

(5)	No tax reimbursements are currently expected to be payable to Covidien directors or executive officers pursuant to gross-up agreements relating to excise taxes imposed under Section 4985 of the Code, except for Mr. Hanson. Estimated tax reimbursements are subject to change based on the actual closing date of the scheme and certain other assumptions used in the calculations. Tax reimbursements under the Section 4985 gross-up agreements are “single-trigger.” See “—Section 4985 Excise Tax Gross-Up” above.

(6)	Such amounts consist of the estimated cost to Medtronic of the excise tax gross-up payments, which will be payable on behalf of Mr. Hanson, who along with certain other Medtronic directors and executive officers, is expected to become subject to the excise tax under Section 4985 of the Code as a result of the consummation of the transaction. Under the Code, the excise tax will become effective contemporaneously with the consummation of the transaction. Consequently, the amount of the payment that will be made will be calculated based on the closing price of Medtronic’s stock as of the consummation of the transaction and Mr. Hanson’s relevant equity awards held as of that date. For purposes of the table above, the payment is based on (1) Medtronic’s closing stock price, as of November 13, 2014, of $69.38; (2) a 15% excise tax rate; (3) a maximum federal tax rate of 39.60% and average state tax rate of 8.5%; (4) the assumption that the transaction will be consummated on or before January 26, 2015; (5) the assumption that no stock-based compensation is issued in the six months following the consummation of the transaction; (6) the assumption that the terms set forth in the letter of intent agreed upon between Medtronic and Mr. Hanson will be implemented as agreed; and (7) the assumption that no non-U.S. taxes are imposed on the executive officer in respect of his receipt of the gross-up payment. The actual amount of the tax reimbursement for Mr. Hanson will be determinable following the consummation of the transaction.

10.	TAXATION

This is a summary of the principal Irish tax considerations for certain beneficial owners of Covidien Shares who receive New Medtronic Shares and cash under the Scheme based on Irish taxation laws and the practices of the Irish Revenue Commissioners currently in force in Ireland and may be subject to change. It deals with Covidien Shareholders who beneficially own their Covidien Shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding Covidien Shares, such as dealers in securities, collective investment schemes, insurance companies, trusts etc. The summary does not constitute tax or legal advice and the comments below are of a general nature only. Holders of Covidien Shares should consult their professional advisers on the tax implications of the Scheme under the laws of their country of residence, citizenship or domicile. If you are in doubt as to your tax position or are subject to tax in a jurisdiction other than Ireland, you should consult an appropriate professional adviser without delay.

10.1	Taxation of Chargeable Gains

Non-resident shareholders

Covidien shareholders that are neither resident nor ordinarily resident in Ireland for Irish tax purposes and do not hold their Covidien Shares in connection with a trade carried on by such shareholders through an Irish branch or agency should not be liable for Irish tax on chargeable gains (“Irish CGT”) in relation to the Scheme.

Irish resident shareholders

Covidien shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes or that hold their Covidien Shares in connection with a trade carried on by such persons through an Irish branch or agency (each an “Irish Holder”) will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT in relation to the Scheme.

For the purposes of Irish CGT:

(a)	the receipt of New Medtronic Shares pursuant to the Scheme should be treated as a reorganisation of Covidien’s share capital;

(b)	the effect should be that an Irish Holder’s holding of New Medtronic Shares received pursuant to the Scheme should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Covidien Shares held by that Irish Holder immediately prior to the Scheme;

(c)	in respect of cash received by an Irish Holder pursuant to the Scheme, an Irish Holder should be treated as having made a part disposal of their holding for such cash amount. This may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT;

(d)	each Irish Holder’s aggregate CGT base cost in their holding of Covidien Shares prior to the issue of New Medtronic Shares should fall to be apportioned by apportioning the aggregate CGT base cost between that part of the holding disposed of in consideration for the cash entitlement and that part of the holding which remains. The proportion of base cost attributable to the part of the holding disposed of should be equal to X/(X+Y) where X is the cash entitlement in respect of the Irish Holder’s Covidien Shares and Y is the market value of the Irish Holder’s New Medtronic Shares on the relevant date of disposal (converted into euro, where necessary, using the exchange rate prevailing on that day) with such adjustment of the market value of any part of the New Medtronic Shares as may be required to offset any liability attaching to the New Medtronic Shares but forming part of the cost to be apportioned;

(e)	the sale, on behalf of relevant Irish Holders, of fractional entitlements may constitute a part disposal for Irish CGT purposes and a liability to Irish CGT may arise. However, where the relevant amount involved is small, and the Irish Holder agrees, the amount of any payment received by the Irish Holder may be deducted from the base cost of the New Medtronic Shares received pursuant to the Scheme.

10.2	Computation and treatment of gains or losses in respect of the cash entitlement

(a)	As noted in paragraph 10.1(c) above, an Irish Holder should be treated as having made a disposal of part of his holding of Covidien Shares for consideration of an amount equal to the cash received in respect of their cancellation. This may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

(b)	Any gain or loss will be calculated by reference to the difference between the amount of cash received and the element of the Irish Holder’s CGT base cost in their holding of Covidien Shares that is apportioned to the part of the holding disposed of as described in paragraph 10.1(d) above.

(c)	For the purposes of such calculations, euro amounts must generally be used. Where an Irish Holder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant CGT event. An Irish Holder receiving a dollar amount on the cancellation of the Covidien Shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the Scheme Effective Date.

(d)	The amount of Irish CGT, if any, payable as a consequence of the cancellation of the Covidien Shares by an Irish Holder will depend on his or her own personal tax position. No Irish CGT should be payable on any gain realised on cancellation of the Covidien Shares if the amount of the net chargeable gains realised by an Irish Holder, when aggregated with other net chargeable gains realised by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2014). Broadly, any gains in excess of this amount will be taxed at a rate of 33 per cent. Indexation allowance will not be available in respect of expenditure incurred on or after 1 January 2003 or in respect of periods of ownership after 31 December 2002.

10.3	Stamp Duty

No Irish stamp duty should be payable by Covidien shareholders on the issue of the New Medtronic Shares or the cancellation of the Covidien Shares.

Any holder of Covidien Shares who has any doubt about his own taxation position or who is subject to taxation in any jurisdiction other than Ireland is strongly recommended to consult his or her independent professional adviser immediately.

Please refer to “Material Tax Consequences of the Proposed Transaction” beginning on page 140 of this joint proxy statement/prospectus for a description of the material U.S. and Irish tax consequences of the Acquisition and the holding and disposal of New Medtronic ordinary shares.

11.	SETTLEMENT, LISTING AND DEALINGS

Following the consummation of the Acquisition, Covidien Shares will be delisted from NYSE and deregistered under the Exchange Act.

Medtronic has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration to Scheme Shareholders.

11.1	Consideration

Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled under the Acquisition will be effected within fourteen (14) days of the Effective Date in the following manner:

(a)	New Medtronic will procure that the Exchange Agent despatches cheques for such Cash Consideration to the persons entitled thereto, unless otherwise properly directed by the person entitled to, or payment shall be made in accordance with any dividend mandate in place (pursuant to the terms of the Scheme); and

(b)	New Medtronic will allot and issue the New Medtronic Consideration Shares to the persons entitled thereto, unless otherwise properly directed by the person entitled thereto.

11.2	General

(a)	Fractional entitlements to New Medtronic Consideration Shares will be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale being distributed in cash pro-rata to the Scheme Shareholders whose fractional entitlements have been sold.

(b)	All payments will be made in U.S. dollars ($).

(c)	New Medtronic has confirmed that, except as provided for in the Scheme or otherwise with the consent of the Panel, any payment to which a Covidien Shareholder is entitled to receive from New Medtronic will be implemented in full without regard to any lien, right of set-off, counterclaim or other analogous right to which New Medtronic may be, or claim to be, entitled against any such Covidien Shareholder.

(d)	All documents and remittances sent to Scheme Shareholders (or in accordance with their directions) will be despatched at their own risk.

(e)	It is intended that all cheques issued by the Exchange Agent will be drawn on a clearing bank in the United States.

11.3	Certain Effects of the Scheme

At the completion of the Acquisition, which is expected in the first calendar quarter of 2015, Medtronic and Covidien will be combined under a new company incorporated in Ireland, where Covidien is incorporated today, that will be named Medtronic plc. New Medtronic Shares allotted and issued to former Scheme Shareholders will rank equally in all respects with the existing New Medtronic Shares and will be entitled to receive any dividends or other distributions declared or paid by New Medtronic in respect of New Medtronic Shares with a record date on or after the date of their issue. Accordingly, former Scheme Shareholders will have an opportunity to share in the future earnings, dividends or growth, if any, of New Medtronic.

12.	OVERSEAS SHAREHOLDERS

As regards overseas shareholders of Covidien (“Overseas Shareholders”), the Acquisition may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This explanatory statement has been prepared for the purposes of complying with the laws of Ireland and the United States and the Irish Takeover Rules and the rules of the Securities and Exchange Commission, respectively (to the extent applicable), and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Ireland and the United States.

Overseas Shareholders are encouraged to consult their local tax advisor.

13.	ACTION TO BE TAKEN

Please refer to “The Special Meetings of Covidien’s Shareholders” beginning on page 76 of this joint proxy statement/prospectus for a summary of the actions to be taken.

14.	FURTHER INFORMATION

Your attention is drawn to the conditions and further terms of the Acquisition set out in the remaining parts of this document, all of which form part of this document.

(IN COMPLIANCE WITH SECTION 202 OF THE IRISH COMPANIES ACT 1963)

To Covidien Shareholders, and, for information only, to Covidien Equity Award Holders

PART 3—THE SCHEME OF ARRANGEMENT

2014 No. 515 COS

THE HIGH COURT

IN THE MATTER OF COVIDIEN PLC

AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2013

SCHEME OF ARRANGEMENT

(UNDER SECTION 201 OF THE COMPANIES ACT 1963)

BETWEEN

COVIDIEN PLC

AND

THE HOLDERS OF THE SCHEME SHARES

(AS HEREINAFTER DEFINED)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Acquisition,” the proposed acquisition by New Medtronic of Covidien;

the “Act,” the Companies Act 1963 (as amended);

“Business Day,” any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Record Time,” 10.00 p.m. (Irish time) on the day before the Irish High Court hearing to sanction the Scheme;

“Cancellation Shares,” any Covidien Shares in issue before the Cancellation Record Time, but excluding, in any case, the Transfer Shares, the Designated Shares and the Treasury Shares;

“Cash Consideration,” the cash consideration set out in Clause 2.1 and forming a part of the Scheme Consideration;

“Circular,” the document dated November 20, 2014 on a Registration Statement on Form S-4 sent by the Company to Covidien Shareholders (and for information only, to Covidien Equity Award Holders) of which this Scheme forms a part;

“Company” or “Covidien,” Covidien public limited company incorporated in Ireland with registered number 466385;

“Covidien Equity Award Holders,” the holders of Covidien Options and/or Covidien Share Awards;

“Covidien Option,” an option to acquire Covidien Shares;

“Covidien Share Award,” each right of any kind, contingent or accrued, to receive Covidien Shares or benefits measured in whole or in part by the value of a number of Covidien Shares (including restricted stock units and performance stock units), other than Covidien Options;

“Covidien Share” or “Covidien Shares,” ordinary shares of US$0.20 each in the share capital of Covidien;

“Covidien Shareholders” or “Shareholders,” Holders of Covidien Shares;

“Court Meeting,” the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) convened by order of the Irish High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Order,” the order or orders of the Irish High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of share capital which forms a part of it under Sections 72 and 74 of the Act;

“Designated Shares,” means the seven Covidien Shares to be held by nominees appointed by New Medtronic and/or IrSub on behalf of New Medtronic and/or IrSub, in each case from a date prior to the date on which the Court Meeting is held;

“Effective Date,” the date on which this Scheme becomes effective in accordance with its terms;

“Exchange Agent,” Wells Fargo Shareowner Services or another bank or trust company appointed by Medtronic (and reasonably acceptable to Covidien) to act as exchange agent for the payment of the Scheme Consideration;

“Extraordinary General Meeting” or “EGM,” the extraordinary general meeting of the Covidien Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Forms of Proxy,” the Form of Proxy for the Court Meeting, and the Form of Proxy for the EGM, as the context may require;

“Holder,” in relation to any Covidien Share, the Member whose name is entered in the Register of Members as the holder of the share and “Joint Holders” shall mean the Members whose names are entered in the Register of Members as the joint holders of the share, and includes any person(s) entitled by transmission;

“Irish High Court,” the High Court of Ireland;

“IrSub,” Makani II Limited, a private limited company incorporated in Ireland with registered number 545354, having its registered office at 25-28 North Wall Quay, Dublin 1, Ireland and which is a wholly owned subsidiary of New Medtronic;

“Medtronic,” Medtronic, Inc., a corporation incorporated in the State of Minnesota;

“Members,” members of the Company on its Register of Members at any relevant date (and each a “Member”);

“New Covidien Shares,” the ordinary shares of US$0.20 each in the capital of Covidien to be issued credited as fully paid up to New Medtronic and IrSub as part of the Scheme;

“New Medtronic,” Medtronic Holdings Limited, a company incorporated in Ireland with registered number 545333 and having its registered office at 25-28 North Wall Quay, Dublin 1, Ireland, which will be converted into a public limited company prior to the Effective Date and renamed Medtronic plc;

“New Medtronic Consideration Shares,” the New Medtronic Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Scheme and forming part of the Scheme consideration;

“New Medtronic Shares,” the ordinary shares of US$0.0001 each in the capital of New Medtronic;

“Panel,” the Irish Takeover Panel;

“Reduction of Capital,” the reduction of the share capital of Covidien by the cancellation of the Cancellation Shares to be effected as part of the Scheme as referred to in Clause 1.1 of this Scheme;

“Register of Members,” the Company’s register of members kept and maintained pursuant to the Act;

“Registrar,” the Registrar of Companies in Dublin, Ireland;

“Restricted Jurisdiction,” any jurisdiction in relation to which the Company is advised that the release, publication or distribution of the Circular or the related Forms of Proxy or the allotment and issue of New Medtronic Consideration Shares, would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality that the Company is unable to comply with or regards as unduly onerous to comply with;

“Restricted Overseas Shareholder,” a Scheme Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Scheme Shareholder whom Covidien believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme” or “Scheme of Arrangement,” the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act with or subject to any modifications, additions or conditions approved or imposed by the Irish High Court and agreed to by Medtronic, New Medtronic and Covidien;

“Scheme Consideration,” the Cash Consideration and the New Medtronic Consideration Shares;

“Scheme Record Time,” 10.00 p.m. (Irish time) on the day before the Effective Date;

“Scheme Shareholder,” a Holder of Scheme Shares;

“Scheme Shares,” the Cancellation Shares and the Transfer Shares;

“Transfer Shares,” Covidien Shares issued at or after the Cancellation Record Time and/or at or before the Scheme Record Time excluding, for the avoidance of doubt, the Designated Shares and Treasury Shares;

“Treasury Shares,” any shares held in Covidien by Covidien and/or any of its subsidiaries;

“US” or “United States,” the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US$,” “$” or “USD,” United States dollars, the lawful currency of the United States of America;

“Voting Record Time,” 5:00 p.m. (Eastern Time in the U.S.) on November 18, 2014;

and references to Clauses are to Clauses of this Scheme.

(B)	The authorised share capital of the Company at the date of this Scheme is €40,000 and US$225,000,000 divided into 40,000 ordinary shares of €1.00 each, 1,000,000,000 ordinary shares of US$0.20 each and 125,000,000 preferred shares of US$0.20 each. As of November 18, 2014, 452,731,347 Covidien Shares in the share capital of Covidien (excluding Treasury Shares) have been issued and are credited as fully paid and the remainder are unissued.

(C)	As at the close of business on the date of the Cancellation Record Time, New Medtronic (and/or its nominees) owned the Designated Shares.

(D)	IrSub, Medtronic and New Medtronic have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit thereto. IrSub, Medtronic and New Medtronic undertake to the Irish High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or them for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Cancellation of the Cancellation Shares

1.1	Pursuant to sections 72 and 201 of the Act and Article 26 of the articles of association of the Company, the issued share capital of the Company shall be reduced by cancelling and extinguishing all of the Cancellation Shares without thereby reducing the authorised share capital of the Company.

1.2	Forthwith and contingently upon the Reduction of Capital taking effect:

(a)	the issued share capital of Covidien shall be increased to its former amount by the allotment and issue to New Medtronic and IrSub (pro-rata to their respective contributions to the Scheme Consideration) or their respective nominees (to be held on bare trust) of such number of New Covidien Shares as shall be equal to the number of Cancellation Shares, with each such New Covidien Share having the same rights as the Cancellation Shares so cancelled; and

(b)	the reserve arising in the books of account of Covidien as a result of the said Reduction of Capital shall be capitalised and applied in paying up in full at par the New Covidien Shares allotted pursuant to Clause 1.2(a), which shall be allotted and issued credited as fully paid to New Medtronic and IrSub or their respective nominees (to be held on bare trust).

1.3	New Covidien Shares allotted and issued to New Medtronic and IrSub or their respective nominees or its nominee (to be held on bare trust) pursuant to Clause 1.2 shall be credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

2.	Consideration for the Cancellation Shares, the Transfer Shares and the allotment of the New Covidien Shares

2.1	In consideration for the cancellation of the Cancellation Shares pursuant to Clause 1.1, the transfer of the Transfer Shares pursuant to Clause 4 and the allotment and issue of the New Covidien Shares as provided in Clause 1.2:

(a)	New Medtronic shall allot and issue credited as fully paid, in accordance with the provisions of Clause 5 below, to each Scheme Shareholder (as appearing on the Register of Members at the Scheme Record Time) for each Scheme Share—0.956 of a New Medtronic Consideration Share, and

(b)	New Medtronic and IrSub shall between them pay in cash (in accordance with the provisions of Clause 5 below) to each Scheme Shareholder (as appearing on the Register of Members at the Scheme Record Time) for each Scheme Share—$35.19 in cash.

Fractional entitlements to New Medtronic Consideration Shares shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to the Scheme Shareholders.

2.2	None of Medtronic, New Medtronic, IrSub or the Company shall be liable to any Scheme Shareholder for any cash payment, dividends or distributions with respect to Scheme Shares delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.

3.	New Medtronic Consideration Shares

The New Medtronic Consideration Shares shall:

3.1	be allotted and issued to each Holder credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever; and

3.2	rank equally in all respects with the existing or to be issued New Medtronic Shares and shall be entitled to receive any dividends or other distributions declared or paid by New Medtronic in respect of New Medtronic Shares with a record date on or after the date of their issue.

4.	Acquisition of Transfer Shares

Contingently upon and immediately following the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Covidien Shares referred to in Clause 1.2(a) of this Scheme and the registration of such New Covidien Shares in the name of New Medtronic and IrSub or their respective nominees (to be held on bare trust), New Medtronic and IrSub shall automatically, and without any further action required, acquire the Transfer Shares (including the legal and beneficial interest therein) of each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Transfer Shares fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all and any rights at the date of this Scheme or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions declared, paid or made thereon, on the Effective Date.

5.	Settlement of Consideration

5.1	Medtronic has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration. For this purpose, on or immediately after the Effective Date, New Medtronic and IrSub shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Scheme Shareholders cash in an amount equal to the aggregate amount of the Cash Consideration, and New Medtronic shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the Scheme Shareholders, evidence of shares in book-entry form representing the aggregate New Medtronic Consideration Shares.

5.2	Not later than 14 days after the Effective Date:

(a)	New Medtronic and IrSub shall despatch, or procure that the Exchange Agent despatches, cheques for such Cash Consideration to the persons entitled thereto in accordance with Clause 2.1, unless otherwise properly directed by the person entitled thereto, or payment shall otherwise be made in accordance with any dividend mandate in place pursuant to Clause 5.5 of this Scheme. All payments shall be made in US dollars ($); and

(b)	New Medtronic shall allot and issue the New Medtronic Consideration Shares which it is required to allot and issue to the persons entitled thereto in accordance with Clause 2.1, unless otherwise properly directed by the person entitled thereto.

5.3	All deliveries of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post / mail in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the Register of Members at the Scheme Record Time (or, in the case of Joint Holders, at the registered address, as appearing in the said Register, of that one of the Joint Holders whose name then stands first in the said Register in respect of such joint holding) or in accordance with any special instructions regarding communications, or as otherwise properly directed by the persons entitled thereto, and none of the Company, Medtronic, New Medtronic or IrSub shall be responsible for any loss or delay in the transmission of any cheques sent in accordance with this Clause 5, which shall be sent at the risk of the persons entitled thereto.

5.4	All cheques shall be made payable to the Holder or, in the case of Joint Holders, to the first named Holder of the Scheme Shares concerned, or as otherwise properly directed by the persons entitled thereto, and the encashment of any such cheque shall be a complete discharge to the Company, Medtronic, New Medtronic and IrSub for the moneys represented thereby.

5.5	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to the Company by Holders shall, unless notice of revocation of such instructions is received by the Exchange Agent prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to New Medtronic and/or IrSub to pay and despatch the Scheme Consideration payable under Clause 2 in accordance with such mandate.

6.	Overseas Shareholders

6.1	The provisions of Clauses 2, 3, 4 and 5 shall be subject to any prohibition or condition imposed by law. Covidien may in its sole discretion determine that the Cash Consideration and/or the New Medtronic Consideration Shares will not be available in any Restricted Jurisdiction and/or that any Restricted Overseas Shareholder will not be entitled to require that the Cash Consideration be posted to an address in any Restricted Jurisdiction and/or to require that the New Medtronic Consideration Shares be registered in his/her name with an address in such jurisdiction.

6.2

Notwithstanding the provisions of Clause 6.1, Covidien retains the right to permit the release, publication or distribution of the Circular or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies Covidien (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction or require compliance with any governmental or other consent or any registration, filing or other formality that Covidien is unable to comply with or regards as unduly onerous to comply with.

7.	The Effective Date

7.1	This Scheme shall become effective as soon as an office copy of the Court Order and a copy of the minutes required by Section 75 of the Act shall have been duly delivered by the Company to the Registrar for registration and registered by him, all of which deliveries shall be subject to Clause 7.3.

7.2	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than June 15, 2015 or such earlier date as may be specified by the Panel, or such later date as Medtronic and Covidien may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow.

7.3	The Company, Medtronic, New Medtronic and IrSub have agreed that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.

8.	Modification

The Company, Medtronic, New Medtronic and IrSub may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the Irish High Court may approve or impose.

9.	Costs

The Company is authorised and permitted to pay all of its costs and expenses relating to the negotiation, preparation, approval and implementation of this Scheme.

10.	Governing Law

The Scheme shall be governed by, and construed in accordance with, the laws of Ireland and Covidien and the Scheme Shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Dated: November 20, 2014

PART 4—ADDITIONAL INFORMATION

(as required by the Irish Takeover Rules)

1.	Responsibility

1.1	The directors of Medtronic accept responsibility for the information contained in this document other than that relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The directors of Covidien accept responsibility for the information contained in this document relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and Registered Office

2.1	The Medtronic directors are:

Richard H. Anderson

Scott C. Donnelly

Omar Ishrak

Shirley Ann Jackson, PhD

Governor Michael O. Leavitt

James T. Lenehan

Elizabeth G. Nabel, M.D.

Denise M. O’Leary

Kendall J. Powell

Robert C. Pozen

Preetha Reddy

Medtronic’s world headquarters is located at 710 Medtronic Parkway, Minneapolis, MN 55432, USA.

2.2	The Covidien directors are:

Christopher J. Coughlin

Craig Arnold

Dennis H. Reilley

José E. Almeida

Joseph A. Zaccagnino

Joy A. Amundson

Randall J. Hogan

Robert H. Brust

Stephen H. Rusckowski

Covidien’s registered office is at 1st Floor, 20 On Hatch, Hatch Street Lower, Dublin 2, Ireland.

3.	Certain Financial Effects of the Scheme

The following table shows certain financial effects for a holder of 100 Covidien Shares if the Scheme becomes effective; in particular the effect on such shareholder’s capital and income position as a Covidien shareholder. This table disregards tax effects arising as a result of the Scheme becoming effective. In particular, it disregards the tax consequences of holding Covidien Shares, New Medtronic Shares and the investment of cash consideration, as well as the tax consequences of the cancellation of Covidien Shares if the Scheme becomes effective. This table is for illustrative purposes only and is made on the bases and assumptions set out in the notes below, assuming that the Scheme becomes effective.

A.	Capital Value

	Notes	$
Market value of 100 Covidien shares	1	7,202
Market value of 95 New Medtronic ordinary shares	2	6,507.50
Cash consideration		3,519
Cash in lieu of fractional shares	2	41.10
Total value of scheme consideration		10,067.60

Increase in capital value		2,865.60

This represents an increase of approximately		39.79%

B.	Gross Income

	Notes	$
Gross dividend from 100 Covidien shares	3	144
Gross dividend from 95 New Medtronic ordinary shares	4	115.90
Gross income from reinvestment of cash consideration	5	83.44
Total gross income		199.34

Increase in gross income		55.34

This represents an increase of approximately		38.44%

Notes:

1.	Based on the closing share price of $72.02 per Covidien Share on June 13, 2014, being the last trading day before the Rule 2.5 Announcement of the Transaction.

2.	Based on the closing share price of $68.50 per Medtronic Share on November 12, 2014, being the last practicable date before the posting of this proxy statement/prospectus.

3.	The gross dividend income from Covidien is based on Covidien’s quarterly dividend of $0.36 per share paid on November 6, 2014, annualized for one year.

4.	The gross dividend income from New Medtronic is based on Medtronic’s quarterly dividend of $0.305 per share paid on October 24, 2014, annualized for one year.

5.	The gross income from cash consideration is calculated on the assumption that the cash is reinvested to yield approximately 2.3712% per annum, being the gross yield on the 10-year United States Treasury Notes, as quoted by Bloomberg on November 12, 2014 (being the last practicable date before the posting of this joint proxy statement/prospectus).

4.	Market Quotations

The following table shows the Closing Price of relevant Medtronic securities and relevant Covidien securities as derived from NYSE (i) on the first dealing day in each of the six months prior to the date of this joint proxy statement/prospectus; (ii) on June 13, 2014 (the last Business Day prior to the commencement of the Offer Period); and (iii) at the close of business on the latest practicable date prior to the printing of this joint proxy statement/prospectus.

Date	Medtronic	Covidien
Monday, June 2, 2014	61.02	72.77
Friday, June 13, 2014	60.70	72.02
Tuesday, July 1, 2014	63.91	90.86
Friday, August 1, 2014	61.48	86.93
Tuesday, September 2, 2014	63.91	87.16
Wednesday, October 1, 2014	62.47	88.68
Monday, November 3, 2014	68.15	92.42
Wednesday, November 12, 2014	68.50	92.88

5.	Shareholders and Dealings

5.1	For the purposes of this paragraph 5 and paragraph 12:

(a)	two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(i)	either:

(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)	either:

(A)	acquiring control of the relevant company concerned; or

(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 percent or more of the voting rights in that company;

(d)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(e)	disclosure date means November 12, 2014, being the latest practicable date before the posting of this document;

(f)	disclosure period means the period commencing on June 16, 2013 (being the date 12 months before the commencement of the offer period) and ending on the disclosure date;

(g)	exempt fund manager means a discretionary fund manager which has been recognised by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(h)	exempt principal trader means a principal trader which is recognized by the Irish Takeover Panel as an exempt principal trader for purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the withdrawal of such recognition;

(i)	interest in or interested in a relevant security means:

(i)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(ii)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(iii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(j)	Long position and short position:

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or

(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(i) how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(ii) whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the Relevant Securities that are the subject of the irrevocable commitment;

(k)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(i)	has the right or option to dispose of that security or to put it to another person; or

(ii)	is under an obligation to deliver that security to another person; or

(iii)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (i) to (iii) above applies to that person if he or she:

(iv)	will be economically advantaged if the price of that security decreases; or

(v)	will be economically disadvantaged if the price of that security increases, irrespective of:

(A)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(B)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(l)	relevant Medtronic securities in relation to Medtronic shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of Medtronic; and

(ii)	securities of Medtronic which confer on their holders rights to convert into or to subscribe for any securities of the foregoing category;

(m)	relevant Covidien securities in relation to Covidien shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	securities of Covidien which are the subject of the Scheme or which confer voting rights;

(ii)	equity share capital of Covidien; and

(iii)	securities or any other instruments of Covidien conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

(n)	relevant period means the period commencing on June 16, 2014 and ending on the disclosure date; and

(o)	relevant securities means relevant Medtronic securities or relevant Covidien securities, as appropriate, and relevant security shall be construed appropriately.

5.2	Interests and short positions in relevant Covidien securities

(a)	As at the close of business on the disclosure date, the Covidien directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Covidien securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Share Ownership

Name	Number of Relevant Covidien Securities
Christopher J. Coughlin	54,722
Craig Arnold	14,678
Dennis H. Reilley	43,818
José E. Almeida	180,235
Joseph A. Zaccagnino	14,192
Joy A. Amundson	21,329
Randall J. Hogan	14,561
Robert H. Brust	3,183
Stephen H. Rusckowski	438

(b)	As at the close of business on the disclosure date, the following options or awards over Covidien shares have been granted to the following Covidien directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Covidien Stock and Incentive Plan and remain outstanding:

Stock Options

Name	Number of Shares under Options	Exercise Price Per Share	Expiry Date
Christopher J. Coughlin	10,521	$39.32	7/01/2017
	14,109	$41.47	3/06/2015
	55,004	$41.66	3/09/2015
	55,004	$33.76	11/21/2015
Craig Arnold	10,521	$39.32	7/01/2017
Dennis H. Reilley	10,521	$39.32	7/01/2017
José E. Almeida	268,366	$42.39	11/30/2021
	250,463	$52.53	12/02/2022
	231,265	$67.49	12/01/2023
	171,250	$39.18	11/30/2020
	131,032	$43.44	11/30/2019
	34,650	$49.48	06/30/2021
Joseph A. Zaccagnino	10,521	$39.32	7/01/2017
Joy A. Amundson	0	$—	—
Randall J. Hogan	10,521	$39.32	7/01/2017
Robert H. Brust	0	$—	—
Stephen H. Rusckowski	0	$—	—

Other Share Awards

Name	Number of Shares Subject to Awards
Christopher J. Coughlin	2,714
Craig Arnold	2,714
Dennis H. Reilley	2,714
José E. Almeida	174,682
Joseph A. Zaccagnino	2,714
Joy A. Amundson	2,714
Randall J. Hogan	2,714
Robert H. Brust	2,714
Stephen H. Rusckowski	2,714

(c)	Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, no Covidien director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Covidien securities.

(d)	As at close of business on the disclosure date, no subsidiary or associated company of Covidien was interested, or held or held any short positions, in any relevant Covidien securities.

(e)	As at close of business on the disclosure date, no trustee of any pension scheme in which Covidien or any subsidiary of Covidien participates, was interested, or held any short positions, in any relevant Covidien securities (other than an industry-wide pension scheme).

(f)	As at the close of business on the disclosure date, Goldman Sachs (financial advisor to Covidien) and persons (other than an exempt fund manager or an exempt principal trader), controlling, controlled by, or under the same control as Goldman Sachs, were interested, or held short positions, in the following relevant Covidien securities:

$0.20 Ordinary Shares

Name	Number of Relevant Securities	% Interest in Share Capital(1)
Goldman, Sachs & Co.	1,908	0.00%
Goldman Sachs Financial Markets, L.P.	9	0.00%

Borrow/Loan $0.20 Ordinary Shares

Name	Number of Relevant Securities	Borrow/Loan	% Interest in Share Capital(1)
Goldman Sachs Financial Markets, L.P.	(9)	Loan	0.00%

(1)	Based on 451,716,767 shares outstanding.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of Deloitte & Touche LLP (Covidien’s auditor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox (Irish legal advisor to Covidien) who is actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (tax advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(k)	As at close of business on the disclosure date, no partner of member of the professional staff of D.F. King & Co., Inc. (Covidien’s proxy solicitor) actively engaged in relation to the acquisition or otherwise customarily engaged in the affairs of Covidien since June 16, 2012 was interested, or held any short positions in any relevant Covidien securities.

(l)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Covidien was interested, or held any short positions, in any relevant Covidien securities.

(m)	Save as disclosed in this document, neither Covidien nor, so far as the Covidien directors are aware, any person acting in concert with Covidien has any arrangement with any other person in relation to relevant Covidien securities or held any short positions in any relevant Covidien securities.

(n)	As at close of business on the disclosure date, other than as disclosed in this paragraph 5.2, no person acting in concert with Covidien was interested, or held any short positions, in relevant Covidien securities.

(o)	As at the close of business on the disclosure date, neither Medtronic, nor any person acting in concert held any interest or short position in any relevant Covidien securities.

(p)	As at the close of business on the disclosure date, no Medtronic director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Covidien securities except Omar Ishrak, who holds a total of 274 Covidien shares, James T. Lenehan, who holds a total of 40 Covidien shares and Denise O’Leary, who holds a total of 137 Covidien shares.

(q)	As at the close of business on the disclosure date, no partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP (US legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(r)	As at the close of business on the disclosure date, no partner or member of the professional staff of A&L Goodbody (Irish legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(s)	As at the close of business on the disclosure date, no partner or member of the professional staff of Fredrikson & Byron P.A. (Minnesota legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(t)	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers LLP (Medtronic’s auditors) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(u)	As at the close of business on the disclosure date, no partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012, and no person controlling, controlled by, or under common control with, Perella Weinberg Partners LP (other than in the capacity of an exempt fund manager or an exempt principal trader) was interested, or held any short positions, in any relevant Covidien securities.

(v)	As at the close of business on the disclosure date, no partner or member of the professional staff of Georgeson Inc. (Medtronic’s proxy solicitor) actively engaged in relation to the acquisition or otherwise customarily engaged in the affairs of Medtronic since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities. Georgeson had no prior engagement with Medtronic or held any securities with either Medtronic or Covidien.

(w)	Save as disclosed in this paragraph 5.2, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Medtronic, held any interest or any short position in any relevant Covidien securities.

(x)	The information in this paragraph 5.2 in respect of each member of Medtronic and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Medtronic directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

(y)	The information in this paragraph 5.2 in respect of each member of Covidien and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Covidien’s directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.3	Dealings in relevant Covidien securities

(a)	The dealings during the disclosure period in relevant Covidien securities by the Covidien directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Director Share Dealings in Covidien Securities

Name	Nature of Transaction	Date	Number	Price
Christopher J. Coughlin	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
Craig Arnold	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
Dennis H. Reilley	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
José E. Almeida	Option Exercise pursuant to 10b5-1 plan	6/16/2014	51,166	$39.32
	Sale pursuant to 10b5-1 plan	6/16/2014	(51,166)	$92.05
	Vesting of RSUs	7/1/2014	66,032	$0.20
	Withholding of shares to cover taxes	7/1/2014	(31,169)	$90.86
	DEU payment	8/19/2014	248	$0.20
	Vesting of PSUs	10/3/2014	123,676	$0.20
	Withholding of shares to cover taxes	10/3/2014	(58,376)	$0.20
	Credit of DEUs by Covidien	11/6/2014	265	$0.20
Joseph A. Zaccagnino	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
Joy A. Amundson	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
Randall J. Hogan	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
Robert H. Brust	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20
	Open Market Sale	11/7/2014	(4,000)	$92.03
Stephen H. Rusckowski	Credit of DEUs by Covidien	8/19/2014	9	$0.20
	Credit of DEUs by Covidien	11/6/2014	11	$0.20

(b)	During the disclosure period Covidien has redeemed or purchased relevant Covidien securities as follows:

Nature of Transaction	Date	Quantity	Minimum Price Per Unit	Maximum Price per Unit
Redemption/witholding of shares to cover taxes upon vesting	6/30/2014	191	$72.77	$73.11
	7/2/2014	32,000	$90.86	$90.86
	7/7/2014	153	$90.90	$90.90
	7/25/2014	354	$90.11	$91.18
	8/4/2014	18	$86.93	$86.93
	8/29/2014	26	$86.93	$87.20
	9/5/2014	26	$88.08	$88.08
	9/26/2014	223	$89.98	$89.98
	10/6/2014	220,933	$93.89	$93.89
	10/23/2014	9	$89.17	$89.17
	11/10/14	318	$89.98	$92.42

(c)	During the relevant period, there were no dealings in relevant Covidien securities by any subsidiary or associated company of Covidien.

(d)	During the relevant period, there were no dealing in relevant Covidien securities by any trustee of any pension scheme in which Covidien or any subsidiary of Covidien participates (other than an industry-wide pension scheme).

(e)	The dealings in relevant Covidien securities during the relevant period by Goldman Sachs (financial advisor to Covidien) or any persons (other than an exempt fund manager or an exempt principal trader), controlling, controlled by, or under the same control as Goldman Sachs were as follows:

Name	Trade Date	Purchase/Sale	Number of Relevant Securities	Price	Currency
Goldman, Sachs & Co.	6/26/2014	Sale	132	90.8900	USD

(f)	During the relevant period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Deloitte & Touche LLP (Covidien’s auditor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012.

(g)	During the relevant period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Covidien) who is actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(h)	During the relevant period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(i)	During the relevant period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (tax advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(j)	During the relevant period, there were no dealings in relevant Covidien securities by any fund manager (other than an exempt fund manager) connected with Covidien.

(k)	During the relevant period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of D.F. King & Co., Inc. (Covidien’s proxy solicitor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012.

(l)	Save as disclosed in this paragraph 5.3, during the relevant period, there were no dealings in relevant Covidien securities by any person that has an arrangement with Covidien or any person acting in concert with Covidien.

(m)	During the disclosure period, Medtronic had no dealings in any relevant Covidien securities.

(n)	During the disclosure period, there were no dealings in relevant Covidien securities by any subsidiary or associated company of Medtronic.

(o)	During the disclosure period, no Medtronic director had any dealings in any relevant Covidien securities except investment managers with discretionary authority over accounts managed for Omar Ishrak purchased Covidien shares on December 18, 2013 (202 shares) and investment managers with discretionary authority over accounts managed for Denise O’Leary sold Covidien shares on July 19, 2013 (116 shares) and purchased Covidien shares on April 16, 2014 (137 shares).

(p)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP (US legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(q)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of A&L Goodbody (Irish legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(r)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Fredrikson & Byron P.A. (Minnesota legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(s)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of PricewaterhouseCoopers LLP (Medtronic’s auditors) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(t)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Georgeson Inc. (Medtronic’s proxy solicitor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(u)	During the disclosure period, there were no dealings in relevant Covidien securities by any partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012 nor by any person controlling, controlled by, or under common control with, Perella Weinberg Partners LP (other than in the capacity of an exempt fund manager or an exempt principal trader).

(v)	During the disclosure period, there were no dealings in relevant Covidien securities by any person that had an arrangement with Medtronic.

(w)	Save as disclosed in this paragraph 5.3, as at close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Medtronic dealt in any relevant Covidien securities.

(x)	The information in this paragraph 5.3 in respect of each member of Medtronic and all persons controlling, controlled by, or under the same control as each of them has been included subject to Medtronic directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

(y)	The information in this paragraph 5.3 in respect of each member of Covidien and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Covidien’s directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.4	Interests and short positions in relevant Medtronic securities

(a)	As at the close of business on the disclosure date, the Medtronic directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Medtronic securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Share Ownership

Name	Number of Relevant Securities
Richard H. Anderson	26,373
Scott C. Donnelly	245
Omar Ishrak	72,221
Shirley Ann Jackson, PhD	1,135
Governor Michael O. Leavitt	0
James T. Lenehan	13,000
Elizabeth G. Nabel, M.D.	0
Denise M. O’Leary	12,078
Kendall J. Powell	3,000
Robert C. Pozen	24,700
Preetha Reddy	0

(b)	As at the close of business on the disclosure date, the following options or awards over Medtronic shares have been granted to the following Medtronic directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Medtronic share plans and remain outstanding:

Stock Options

Name	Number of Shares under Options	Exercise Price Per Share (US$)	Expiry Date
Richard H. Anderson	4,211	$57.000000	08/31/2015
	1,229	$56.990000	09/01/2015
	1,493	$46.910000	09/01/2016
	1,010	$52.840000	09/01/2017
	1,590	$50.340000	04/28/2018
	2,671	$29.960000	04/27/2019
	1,813	$44.130000	05/03/2020
Scott C. Donnelly	0	—	—
Omar Ishrak	323,013	$34.880000	08/24/2021
	290,338	$38.810000	07/30/2022
	221,765	$55.320000	07/29/2023
	223,073	$62.760000	07/28/2024
Shirley Ann Jackson, PhD	1,229	$56.990000	09/01/2015
	1,493	$46.910000	09/01/2016
	1,010	$52.840000	09/01/2017
	1,590	$50.340000	04/28/2018
Governor Michael O. Leavitt	0	—	—
James T. Lenehan	2,586	$54.140000	01/18/2017
	801	$54.140000	01/18/2017
	1,010	$52.840000	09/01/2017
	1,590	$50.340000	04/28/2018
	2,671	$29.960000	04/27/2019
	1,813	$44.130000	05/03/2020
Elizabeth G. Nabel, M.D.	0	—	—
Denise M. O’Leary	4,211	$57.000000	08/31/2015
	1,229	$56.990000	09/01/2015
	1,493	$46.910000	09/01/2016
	1,010	$52.840000	09/01/2017
	1,590	$50.340000	04/28/2018
	2,671	$29.960000	04/27/2019
	1,813	$44.130000	05/03/2020

Name	Number of Shares under Options	Exercise Price Per Share (US$)	Expiry Date
Kendall J. Powell	2,713	$51.610000	06/22/2017
	264	$51.610000	06/22/2017
	1,010	$52.840000	09/01/2017
	1,590	$50.340000	04/28/2018
	2,671	$29.960000	04/27/2019
	1,813	$44.130000	05/03/2020
Robert C. Pozen	2,671	$29.960000	04/27/2019
	1,813	$44.130000	05/03/2020
Preetha Reddy	0	—	—

Other Share Awards

Name	Number of Shares Subject to Awards
Richard H. Anderson(1)	26,372
Scott C. Donnelly(1)	1,978
Omar Ishrak(2)	500,027
Shirley Ann Jackson, PhD(1)	27,167
Governor Michael O. Leavitt(1)	7,003
James T. Lenehan(1)	20,366
Elizabeth G. Nabel, M.D.(1)	0
Denise M. O’Leary(1)	28,412
Kendall J. Powell(1)	19,521
Robert C. Pozen(1)	23,878
Preetha Reddy(1)	3,649

(1)	Includes Director’s deferred stock units including dividend equivalent units.

(2)	Includes restricted stock units and dividend equivalent units.

(c)	Save as described in paragraphs (a) and (b) above, as at the close of business on the disclosure date, no Medtronic director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Medtronic securities.

(d)	As at close of business on the disclosure date, no subsidiary or associated company of Medtronic was interested, or held any short positions, in any relevant Medtronic securities.

(e)	As at close of business on the disclosure date, no trustee of any pension scheme in which Medtronic or any subsidiary of Medtronic participates, was interested, or held any short positions, in any relevant Medtronic securities (other than an industry-wide pension scheme).

(f)	As at the close of business on the disclosure date, no partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP (US legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of A&L Goodbody (Irish legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of Fredrikson & Byron P.A. (Minnesota legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities, except Mr. David Grorud holds 2,408 shares of Medtronic common stock.

(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers LLP (Medtronic’s auditors) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012, and no person controlling, controlled by, or under common control with, Perella Weinberg Partners LP (other than in the capacity of an exempt fund manager or an exempt principal trader) was interested, or held any short positions, in any relevant Medtronic securities.

(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of Georgeson Inc. (Medtronic’s proxy solicitor) actively engaged in relation to the acquisition or otherwise customarily engaged in the affairs of Medtronic since June 16, 2012 was interested, or held any short positions, in any relevant Covidien securities.

(l)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Medtronic was interested, or held any short positions, in any relevant Medtronic securities.

(m)	Neither Medtronic nor, so far as the Medtronic directors is aware, any person acting in concert with Medtronic has any arrangement with any other person in relation to relevant Medtronic securities or held any short positions in any relevant Medtronic securities.

(n)	As at close of business on the disclosure date, other than as disclosed in this paragraph 5.4, no person acting in concert with Medtronic was interested, or held any short positions, in relevant Medtronic securities.

(o)	As at close of business on the disclosure date, Covidien did not hold any interest or short position in any relevant Medtronic securities.

(p)	As at the close of business on the disclosure date, no Covidien director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Medtronic securities.

(q)	As at the close of business on the disclosure date, Goldman Sachs (financial advisor to Covidien) (and persons (other than an exempt fund manager or an exempt principal trader), controlling, controlled by, or under the same control as Goldman Sachs, were interested, or held short positions, in the following relevant Medtronic securities:

$0.10 common shares
Name	Number of Relevant Securities	% Interest in Share Capital(2)
Goldman, Sachs & Co.	(56,751)	(0.01%)
Goldman Sachs Financial Markets, L.P.	15	0.00%
Goldman Sachs Trust Company, N.A.	980	0.00%

Options
Name	Number of Relevant Securities	% Interest in Share Capital(2)	Type of Relevant Securities
Goldman, Sachs & Co.	(114,700)	(0.01%)	Call Option
Goldman, Sachs & Co.	83,500	0.01%	Put Option

CFD $0.10 common shares
Name	Number of Relevant Securities	% Interest in Share Capital(2)
Goldman, Sachs & Co.	16,860	0.00%

Equity Swap $0.10 common shares
Name	Number of Relevant Securities	% Interest in Share Capital(2)
Goldman, Sachs & Co.	785,267	0.08%

Equity Swap Basket $0.10 common shares (1)
Name	Number of Relevant Securities	% Interest in Share Capital(2)
Goldman, Sachs & Co.	290,548	0.03%

Borrow/Loan $0.10 common shares
Name	Number of Relevant Securities	Borrow/Loan	% Interest in Share Capital(2)
Goldman Sachs Financial Markets, L.P.	(15)	Loan	0.00%

(1)	Please note this product is part of a basket of securities for which Medtronic is a component.
(2)	Based on 982,926,028 shares outstanding.

(r)	As at the close of business on the disclosure date, no partner or member of the professional staff of Deloitte & Touche LLP (Covidien’s auditor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(s)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox (Irish legal advisor to Covidien) who is actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(t)	As at the close of business on the disclosure date, no partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(u)	As at the close of business on the disclosure date, no partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (tax advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(v)	As at the close of business on the disclosure date, no partner or member of the professional staff of D.F. King & Co., Inc. (Covidien’s proxy solicitor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012 was interested, or held any short positions, in any relevant Medtronic securities.

(w)	Save as disclosed in this paragraph 5.4, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Covidien, held any interest or any short position in any relevant Medtronic securities.

(x)	The information in this paragraph 5.4 in respect of each member of Covidien and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Covidien directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

(y)	The information in this paragraph 5.4 in respect of each member of Medtronic and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Medtronic’s directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.5	Dealings in relevant Medtronic securities

(a)	The dealings during the disclosure period in relevant Medtronic securities by the Medtronic directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Director Share Dealings in Medtronic Securities

Name	Nature of Transaction		Date	Number of Relevant Medtronic Securities	Price ($)
Richard H. Anderson	Deferred Units	Dividend Equivalents	26-Jul-13	117.243	$55.60
	Stock Option	Cash Exercise	22-Aug-13	3,631.000	$53.36
	Stock Option	Cash Exercise	22-Aug-13	1,211.000	$53.36
	Deferred Units	Dividend Equivalents	25-Oct-13	114.217	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	115.176	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	113.653	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	126.681	$62.90
	Stock Option	Cash Exercise	26-Aug-14	4,825.000	$63.52
	Stock Option	Cash Exercise	26-Aug-14	1,201.000	$63.52
	Deferred Units	Dividend Equivalents	24-Oct-14	120.297	$66.56

Name	Nature of Transaction		Date	Number of Relevant Medtronic Securities	Price ($)
Scott C. Donnelly	Deferred Units	Annual Grant	28-Apr-14	1,959.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	9.499	$62.90
	Deferred Units	Dividend Equivalents	24-Oct-14	9.021	$66.56
	CAP Deferral	Deferred Units Credit	24-Oct-14	638.522	$66.56
Omar Ishrak	RSU	Dividend Equivalents	26-Jul-13	2,522.227	$55.60
	Stock Option	Option Grant	29-Jul-13	221,765.000	$55.32
	RSU	Performance Award Grant	29-Jul-13	55,442.000	$0.00
	Direct	Sale	13-Sep-13	(10,000.000)	$53.58
	RSU	Dividend Equivalents	25-Oct-13	2,727.786	$57.36
	RSU	Dividend Equivalents	24-Jan-14	2,750.693	$57.16
	Direct	Sale	14-Mar-14	(10,000.000)	$59.12
	RSU	Dividend Equivalents	25-Apr-14	2,714.306	$58.21
	Direct	RSU Vest	13-Jun-14	41,083.000	$60.70
	RSU Vesting	Shares for taxes	13-Jun-14	(17,397.000)	$60.70
	RSU	Dividend Equivalents	25-Jul-14	2,550.149	$62.90
	Stock Option	Option Grant	28-Jul-14	223,073.000	$62.76
	RSU	Performance Award Grant	28-Jul-14	55,769.000	$0.00
	Direct	RSU Vest	01-Aug-14	86,490.000	$61.48
	RSU	Shares for taxes RSU vesting	01-Aug-14	(41,689.000)	$61.48
	Direct	Gift	07-Oct-14	(39,172.000)	$0.00
	RSU	Dividend Equivalents	24-Oct-14	2,280.838	$66.56
Shirley Ann Jackson, PhD	Deferred Units	Dividend Equivalents	26-Jul-13	121.128	$55.60
	Stock Option	Cash Exercise	21-Aug-13	690.000	$52.84
	Stock Option	Same Day Sale Exercise	21-Aug-13	(4,841.000)	$52.84
	Stock Option	Same Day Sale Exercise	21-Aug-13	(1,211.000)	$52.84
	Stock Option	Same Day Sale Exercise	21-Aug-13	(2,671.000)	$52.84
	Deferred Units	Dividend Equivalents	25-Oct-13	118.003	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	118.994	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	117.419	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	130.496	$62.90
	Stock Option	Exercise	26-Aug-14	1,813.000	$63.66
	Stock Option	Exercise	26-Aug-14	1,201.000	$63.66
	Stock Option	Sale	26-Aug-14	(2,769.000)	$63.66
	Deferred Units	Dividend Equivalents	24-Oct-14	123.920	$66.56
Governor Michael O. Leavitt	Deferred Units	Dividend Equivalents	26-Jul-13	22.487	$55.60
	Deferred Units	Dividend Equivalents	25-Oct-13	21.906	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	22.091	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	21.799	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	33.640	$62.90
	Deferred Units	Dividend Equivalents	24-Oct-14	31.945	$66.56
James T. Lenehan	Deferred Units	Dividend Equivalents	26-Jul-13	87.860	$55.60
	Deferred Units	Dividend Equivalents	25-Oct-13	85.593	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	86.312	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	85.170	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	97.830	$62.90
	Deferred Units	Dividend Equivalents	24-Oct-14	92.899	$66.56
Elizabeth G. Nabel, M.D.	None
Denise M. O’Leary	Deferred Units	Dividend Equivalents	26-Jul-13	127.220	$0.00
	Stock Option	Cash Exercise	23-Aug-13	4,841.000	$52.74
	Stock Option	Cash Exercise	23-Aug-13	1,211.000	$52.74
	Deferred Units	Dividend Equivalents	25-Oct-13	123.937	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	124.978	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	123.321	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	136.477	$62.90
	Stock Option	Cash Exercise	25-Aug-14	1,201.000	$63.63
	Stock Option	Cash Exercise	25-Aug-14	4,825.000	$63.63
	Deferred Units	Dividend Equivalents	24-Oct-14	129.600	$66.56

Name	Nature of Transaction		Date	Number of Relevant Medtronic Securities	Price ($)
Kendall J. Powell	Deferred Units	Dividend Equivalents	26-Jul-13	83.725	$5,506.00
	Deferred Units	Dividend Equivalents	25-Oct-13	81.565	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	82.250	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	81.162	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	93.770	$62.90
	Deferred Units	Dividend Equivalents	24-Oct-14	89.046	$66.56
Robert C. Pozen	CAP Deferral	Dividend Equivalents	26-Jul-13	91.419	$55.60
	Deferred Units	Dividend Equivalents	26-Jul-13	105.043	$55.60
	CAP Deferral	Deferred Units Credit	25-Oct-13	828.103	$57.36
	CAP Deferral	Dividend Equivalents	25-Oct-13	89.009	$57.36
	Deferred Units	Dividend Equivalents	25-Oct-13	102.332	$57.36
	CAP Deferral	Dividend Equivalents	24-Jan-14	93.679	$57.16
	Deferred Units	Dividend Equivalents	24-Jan-14	103.191	$57.16
	CAP Deferral	Dividend Equivalents	25-Apr-14	92.251	$58.21
	Deferred Units	Dividend Equivalents	25-Apr-14	101.826	$58.21
	Deferred Units	Annual Grant	28-Apr-14	2,384.000	$0.00
	CAP Deferral	Deferred Units Credit	02-May-14	808.235	$0.00
	CAP Deferral	Dividend Equivalents	25-Jul-14	97.416	$62.90
	Deferred Units	Dividend Equivalents	25-Jul-14	114.701	$62.90
	CAP Deferral	Deferred Units Credit	24-Oct-14	713.642	$66.56
	Deferred Units	Dividend Equivalents	24-Oct-14	108.921	$66.56
	CAP Deferral	Dividend Equivalents	24-Oct-14	92.243	$66.56
Preetha Reddy	Deferred Units	Dividend Equivalents	26-Jul-13	9.019	$55.60
	Deferred Units	Dividend Equivalents	25-Oct-13	8.787	$57.36
	Deferred Units	Dividend Equivalents	24-Jan-14	8.860	$57.16
	Deferred Units	Dividend Equivalents	25-Apr-14	8.743	$58.21
	Deferred Units	Annual Grant	28-Apr-14	1,788.00	$0.00
	Deferred Units	Dividend Equivalents	25-Jul-14	17.526	$62.90
	Deferred Units	Dividend Equivalents	24-Oct-14	16.643	$66.56

(b)	During the disclosure period Medtronic has redeemed or repurchased the following relevant Medtronic securities:

Number of Relevant Securities Repurchased	Date of Repurchase	Average Price ($)
421,442	June 17, 2013	53.5016
567,200	June 18, 2013	52.8653
568,300	June 19, 2013	52.7486
678,600	June 20, 2013	51.5549
325,800	June 21, 2013	52.1462
483,338	July 1, 2013	52.2452
577,500	July 2, 2013	51.9259
362,365	July 3, 2013	51.5842
478,700	July 5, 2013	52.1963
473,509	July 8, 2013	52.7772
450,000	July 9, 2013	52.7236
472,300	July 10, 2013	52.9044
466,300	July 11, 2013	53.5903
469,700	July 12, 2013	53.1960
460,000	July 15, 2013	53.7735
466,150	July 16, 2013	53.6149
367,500	July 17, 2013	54.3847
364,382	July 18, 2013	54.5900
363,600	July 19, 2013	54.9707
360,900	July 22, 2013	55.3825
290,000	July 23, 2013	55.4316
340,000	July 24, 2013	55.2619
244,806	July 25, 2013	55.2134
168,113	July 26, 2013	55.2521
271,697	July 29, 2013	55.3513
324,800	July 30, 2013	55.4034
324,000	July 31, 2013	55.4884
271,000	August 1, 2013	55.4432
275,000	August 2, 2013	54.6533
272,000	August 5, 2013	55.2646
325,000	August 6, 2013	55.2539
273,326	August 7, 2013	55.1347
270,000	August 8, 2013	55.7031
324,000	August 9, 2013	55.4860
273,000	August 12, 2013	55.1579
87,481	August 13, 2013	54.8519
1,122,000	August 21, 2013	52.8226

Number of Relevant Securities Repurchased	Date of Repurchase	Average Price ($)
943,228	August 22, 2013	53.1395
954,714	August 23, 2013	52.9477
569,000	August 26, 2013	52.7236
677,000	August 27, 2013	51.7033
580,700	August 28, 2013	51.6549
576,800	August 29, 2013	52.0132
579,800	August 30, 2013	51.7391
516,800	September 3, 2013	52.2181
468,900	September 4, 2013	53.2900
467,000	September 5, 2013	53.5076
373,300	September 6, 2013	53.5521
353,600	September 9, 2013	53.7008
525,000	October 8, 2013	52.8723
410,000	October 9, 2013	52.9328
384,300	October 10, 2013	53.9657
543,358	October 11, 2013	54.7766
348,400	December 3, 2013	57.4055
349,200	December 4, 2013	57.2767
351,500	December 5, 2013	56.9060
345,300	December 6, 2013	57.9122
345,000	December 9, 2013	57.8611
842,200	February 28, 2014	59.3425
845,100	March 3, 2014	59.1422
502,100	March 4, 2014	59.7292
335,400	March 5, 2014	59.6182
334,700	March 6, 2014	59.7377
250,600	March 10, 2014	59.8309
248,400	March 11, 2014	60.3634
244,400	March 31, 2014	61.3397
324,200	April 1, 2014	61.6639
405,000	April 2, 2014	61.7030
289,600	April 3, 2014	62.1304
354,100	April 4, 2014	62.1244
419,404	April 14, 2014	57.7938
380,000	April 15, 2014	57.6210
460,000	April 16, 2014	58.2096
460,568	April 17, 2014	58.8157
310,000	April 28, 2014	58.4027
311,013	April 29, 2014	58.9182
290,000	April 30, 2014	58.6180

Number of Relevant Securities Repurchased	Date of Repurchase	Average Price ($)
325,000	May 1, 2014	59.1704
360,000	May 2, 2014	58.9010
275,000	May 5, 2014	58.8264
310,000	May 6, 2014	59.3581
275,000	May 7, 2014	58.8881
315,288	May 8, 2014	59.5406
255,000	May 9, 2014	59.9748
265,000	May 12, 2014	60.9212
270,000	May 13, 2014	60.7019
300,000	May 14, 2014	60.7884
355,000	May 15, 2014	60.0402
270,000	May 16, 2014	60.0986
260,000	May 19, 2014	60.5196
291,360	May 20, 2014	59.2124
627,000	June 18, 2014	62.7939
607,700	June 19, 2014	64.7894
614,700	June 20, 2014	64.0543
613,500	June 23, 2014	64.1761
612,200	June 24, 2014	64.3107
612,100	June 25, 2014	64.3173
613,500	June 26, 2014	64.1732
611,700	June 27, 2014	64.3689
370,300	June 30, 2014	63.9376
371,100	July 1, 2014	63.8170
370,400	July 2, 2014	63.9364
368,500	July 3, 2014	64.2655
372,200	July 7, 2014	63.6207
371,700	July 8, 2014	63.7131
372,100	July 9, 2014	63.6527
426,200	July 10, 2014	63.3538
372,700	July 11, 2014	63.5465
371,400	July 14, 2014	63.7632
370,800	July 15, 2014	63.8750
438,200	July 16, 2014	62.7722
434,700	July 17, 2014	62.1092
352,000	July 18, 2014	62.1991
434,300	July 21, 2014	62.1642
328,800	July 22, 2014	62.8480
326,500	July 23, 2014	63.2315
325,000	July 24, 2014	63.5224

Number of Relevant Securities Repurchased	Date of Repurchase	Average Price ($)
327,400	July 25, 2014	62.9439
349,900	July 28, 2014	62.6866
350,000	July 29, 2014	62.5755
375,000	July 30, 2014	62.4967
645,000	July 31, 2014	61.8299
420,000	August 1, 2014	61.4821
361,500	August 4, 2014	62.0243
481,000	August 5, 2014	62.3126
564,700	August 6, 2014	61.2807
490,000	August 7, 2014	61.0982
375,000	August 8, 2014	61.5227
397,000	August 11, 2014	62.2938
350,000	August 12, 2014	62.1795
325,000	August 13, 2014	63.2135
385,000	August 14, 2014	63.8027
380,051	August 15, 2014	63.3233
327,125	August 18, 2014	63.5815
320,000	August 19, 2014	63.6561
348,300	August 20, 2014	64.0806
425,000	August 21, 2014	64.3225
321,907	August 22, 2014	63.7364
185,000	August 25, 2014	63.7792
200,000	August 26, 2014	63.6582
190,000	August 27, 2014	63.4396
175,000	August 28, 2014	63.2900
115,590	August 29, 2014	63.4989

(c)	During the disclosure period, there were no dealings in relevant Medtronic securities by any subsidiary or associated company of Medtronic.

(d)	During the disclosure period, there were no dealings in relevant Medtronic securities by any trustee of any pension scheme in which Medtronic or any subsidiary of Medtronic participates (other than an industry-wide pension scheme).

(e)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Cleary Gottlieb Steen & Hamilton LLP (US legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(f)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of A&L Goodbody (Irish legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(g)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Fredrikson & Byron P.A. (Minnesota legal advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(h)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of PricewaterhouseCoopers LLP (Medtronic’s auditors) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(i)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Perella Weinberg Partners LP (financial advisor to Medtronic) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012 nor by any person controlling, controlled by, or under common control with, Perella Weinberg Partners LP (other than in the capacity of an exempt fund manager or an exempt principal trader).

(j)	During the disclosure period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Georgeson Inc. (Medtronic’s proxy solicitor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Medtronic or who has been engaged in those affairs since June 16, 2012.

(k)	During the disclosure period, there were no dealings in relevant Medtronic securities by any fund manager (other than an exempt fund manager) connected with Medtronic.

(l)	During the disclosure period, there were no dealings in relevant Medtronic securities by any person that had an arrangement with Medtronic or with a person acting in concert with Medtronic.

(m)	Save as disclosed in this paragraph 5.5, as at close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Medtronic dealt in any relevant Medtronic securities.

(n)	During the disclosure period, Covidien had no dealings in any relevant Medtronic securities.

(o)	During the relevant period, there were no dealings in relevant Medtronic securities by any subsidiary or associated company of the Covidien Group.

(p)	During the disclosure period, no Covidien director had any dealings in any relevant Medtronic securities.

(q)	The dealings in relevant Medtronic securities during the relevant period by Goldman Sachs (financial advisor to Covidien) or any persons (other than an exempt fund manager or an exempt principal trader), controlling, controlled by, or under the same control as Goldman Sachs were as follows:

$0.10 common shares Equity
Name	Trade Date	Purchase/ Sale	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Purchase	26,074,950	75.0000	23.0000	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Sale	26,429,027	80.0000	30.0000	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Purchase	5,732,438	70.0000	23.0000	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Purchase	5,141,810	75.0000	50.0000	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Purchase	2,762,147	66.2000	56.5000	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Purchase	8,199,778	67.1000	23.0000	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Purchase	4,238,777	69.2428	57.0000	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Sale	5,878,140	80.0000	30.0000	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Sale	5,115,701	67.5000	57.5000	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Sale	3,021,896	67.0000	38.0000	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Sale	8,674,737	80.0000	38.0000	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Sale	3,738,553	70.0000	56.5000	USD

Call Options
Name	Trade Date	Purchase/ Sale	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Purchase	2,383,400	95.0000	23.0000	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Sale	2,373,000	85.0000	35.0000	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Exercise	730,400	68.0000	23.0000	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Purchasing	1,259,400	80	23	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Purchasing	378,200	80	23	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Purchasing	200,900	90	55	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Purchasing	327,200	95	28	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Purchasing	217,700	80	50	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Selling	1,141,500	80	35	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Selling	361,600	80	35	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Selling	120,500	80	60	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Selling	397,900	85	57	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Selling	351,500	75	58	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Exercise	339,100	68	23	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Exercise	106,700	63	50	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Exercise	36,500	64	38	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Exercise	149,300	66	23	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Exercise	98,800	68	57	USD

Put Options
Name	Trade Date	Purchase/ Sale	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Purchase	1,175,100	80.0000	25.0000	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Sale	1,694,300	80.0000	23.0000	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Exercise	492,400	80.0000	30.0000	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Purchasing	357,600	80	25	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Purchasing	238,200	75	25	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Purchasing	103,500	80	33	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Purchasing	258,200	74	30	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Purchasing	217,600	75	42	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Selling	657,300	80	23	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Selling	268,600	67	23	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Selling	129,200	66	45	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Selling	323,600	68	43	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Selling	315,600	70	40	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Exercise	169,700	80	30	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Exercise	78,300	75	62	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Exercise	129,200	67	58	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Exercise	51,700	80	64	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Exercise	63,500	70	58	USD

CFDs
Name	Trade Date	Long/ Short	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Long	10,079	64.2996	62.0111	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Short	5,339	68.6933	62.2300	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Long	1,938	64.1637	63.5498	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Long	0	NA	NA	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Long	4,631	63.8540	63.8536	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Long	3,150	64.2996	64.2996	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Long	360	62.0111	62.0111	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Short	418	62.7715	62.2300	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Short	4,631	66.6983	62.5868	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Short	290	68.6933	68.6933	USD

Equity Swap
Name	Trade Date	Long/ Short	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Long	875,404	66.9300	60.7981	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Short	8,037	66.4900	61.9900	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Long	0	NA	NA	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Long	56,744	62.9000	62.9000	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Long	49,384	65.1856	65.1856	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Long	768,560	65.5993	60.7981	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Long	716	66.9300	66.9300	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Short	7,960	66.4900	62.0233	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Short	77	61.9900	61.9900	USD

Equity Swap Basket (1)
Name	Trade Date	Long/ Short	Number of Relevant Securities	High Price	Low Price	Currency
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Long	581,096	65.7300	63.6200	USD
Goldman, Sachs & Co.	06/16/2014-11/12/2014	Short	581,096	65.7300	63.6200	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Long	290,548	63.6200	63.6200	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Long	0	NA	NA	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Long	0	NA	NA	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Long	290,548	65.7300	65.7300	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Long	0	NA	NA	USD

Goldman, Sachs & Co.	06/16/2014-07/16/2014	Short	290,548	63.6200	63.6200	USD
Goldman, Sachs & Co.	07/16/2014-08/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	08/16/2014-09/16/2014	Short	0	NA	NA	USD
Goldman, Sachs & Co.	09/16/2014-10/16/2014	Short	290,548	65.7300	65.7300	USD
Goldman, Sachs & Co.	10/16/2014-11/12/2014	Short	0	NA	NA	USD

(1) This product is part of a basket of securities for which Medtronic is a component.

(r)	During the relevant period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Deloitte & Touche LLP (Covidien’s auditor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012.

(s)	During the relevant period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Covidien) who is actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(t)	During the relevant period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(u)	During the relevant period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (tax advisor to Covidien) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Covidien or who has been engaged in those affairs since June 16, 2012.

(v)	During the relevant period, there were no dealings in relevant Medtronic securities by any partner or member of the professional staff of D.F. King & Co., Inc. (Covidien’s proxy solicitor) actively engaged in relation to the acquisition or who is customarily engaged in the affairs or Covidien or who has been engaged in those affairs since June 16, 2012.

(w)	During the relevant period, there were no dealings in relevant Medtronic securities by any person that has an arrangement with Covidien or any person acting in concert with Covidien.

(x)	Save as disclosed in this paragraph 5.5, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Covidien dealt in any relevant Medtronic securities.

(y)	The information in this paragraph 5.5 in respect of each member of Covidien and all persons controlling, controlled by, or under the same control as each of them has been included subject to Covidien directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

(z)	The information in this paragraph 5.5 in respect of each member of Medtronic and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Medtronic’s directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

6.	Material Contracts

6.1	Save as disclosed in this paragraph 6.1, neither Medtronic nor any of its subsidiaries has within the two years prior to the commencement of the Offer Period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)	Transaction Agreement: On June 15, 2014, Medtronic entered into a transaction agreement with, amongst other parties, Covidien, for the purposes of implementing the Acquisition. Further details regarding the Transaction Agreement, as amended, are set forth in this joint proxy statement/prospectus.

(b)	Expenses Reimbursement Agreement: On June 15, 2014, Medtronic entered into an expenses reimbursement agreement with Covidien in connection with the Acquisition. Further details regarding the expenses reimbursement agreement are set forth in this joint proxy statement/prospectus.

(c)	Bridge Credit Agreement: On November 7, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. This agreement is described in more detail in “Financing Relating to the Transaction.”

(d)	Term Loan Credit Agreement: On November 7, 2014, Medtronic entered into a three-year senior unsecured Term Loan Credit Agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. This agreement is described in more detail in “Financing Relating to the Transaction.”

(e)	Amended and Restated Revolving Credit Agreement: On November 7, 2014, Medtronic entered into an amendment and restatement agreement, among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. This agreement is described in more detail in “Financing Relating to the Transaction.”

(f)

Terminated Bridge Credit Agreement: On June 15, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement among Medtronic, New Medtronic, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. This agreement is described in more detail in “Financing Relating to the Transaction.” This agreement was terminated on November 7, 2014 in connection with Medtronic entering into the new Bridge Credit Agreement and Term Loan Credit Agreement, each described above.

(g)	Terminated Cash Bridge Credit Agreement: On June 15, 2014, IrSub entered into a 60-day senior unsecured cash bridge credit agreement among IrSub, New Medtronic, the lenders from time to time party thereto and Bank of America as administrative agent. This agreement is described in more detail in “Financing Relating to the Transaction.” This agreement was terminated on November 7, 2014 in connection with Medtronic entering into the new Bridge Credit Agreement and Term Loan Credit Agreement, each described above.

(h)	Underwriting Agreement: On March 19, 2013, Medtronic entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named in Schedule I to the Underwriting Agreement (collectively, the “Underwriters”), pursuant to which Medtronic agreed to sell, and the Underwriters agreed to purchase, upon the terms and subject to the conditions set forth therein, $1 billion principal amount of 1.375% Senior Notes due 2018, $1.25 billion principal amount of 2.750% Senior Notes due 2023 and $750 million principal amount of 4.000% Senior Notes due 2043 (collectively, the “Notes issued in 2013”).

The Notes issued in 2013 were registered on a registration statement on Form S-3 filed by Medtronic, Inc. under the Securities Act of 1933 (Registration Statement No. 333-179938), including a base prospectus, as supplemented by a preliminary prospectus supplement, filed with the SEC on March 19, 2013, and a final prospectus supplement, filed with the SEC on March 21, 2013.

(i)	Fifth Supplemental Indenture: On March 26, 2013, Medtronic completed the issuance and sale of the Notes issued in 2013. The net proceeds from the sale of the Notes issued in 2013 were approximately $2.96 billion after deducting underwriting discounts and commissions and payment of certain expenses related to the offering. The Notes issued in 2013 were issued pursuant to an indenture, dated as of March 12, 2009 (the “Base Indenture”), as supplemented by a fifth supplemental indenture dated March 26, 2013 (the “Fifth Supplemental Indenture”), among Medtronic and Wells Fargo Bank, N.A., as trustee. The Base Indenture and the Fifth Supplemental Indenture are included as exhibits No. 4.6 and 4.10, respectively, in this joint proxy statement/prospectus.

(j)	Underwriting Agreement: On February 20, 2014, Medtronic entered into an underwriting agreement (the “2014 Underwriting Agreement”) with Barclays Capital Inc., Goldman Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named in Schedule I to the 2014 Underwriting Agreement (collectively, the “2014 Underwriters”), pursuant to which Medtronic agreed to sell, and the 2014 Underwriters agreed to purchase, upon the terms and subject to the conditions set forth therein, $250 million principal amount of Floating Rate Senior Notes due 2017, $250 million principal amount of 0.875% Senior Notes due 2017, $850 million principal amount of 3.625% Senior Notes due 2024 and $650 million principal amount of 4.625% Senior Notes due 2044 (collectively, the “Notes issued in 2014”).

The Notes issued in 2014 were registered on a registration statement on Form S-3 filed by Medtronic, Inc. under the Securities Act of 1933 (Registration Statement No. 333-179938), including a base prospectus, as supplemented by a preliminary prospectus supplement, filed with the SEC on May 20, 2014, and a final prospectus supplement, filed with the SEC on May 24, 2014.

(k)

Sixth Supplemental Indenture: On February 27, 2014, Medtronic completed the issuance and sale of the Notes issued in 2014. The net proceeds from the sale of the Notes issued in 2014 were approximately $1.98 billion after deducting underwriting discounts and commissions and payment of certain expenses related to the offering. The Notes issued in 2014 were issued pursuant to the Base Indenture, as supplemented by a sixth supplemental indenture dated February 27, 2014 (the

“Sixth Supplemental Indenture”), among Medtronic and Wells Fargo Bank, N.A., as trustee. The Base Indenture and the Sixth Supplemental Indenture are included as exhibits No. 4.6 and 4.11, respectively, in this joint proxy statement/prospectus.

6.2	Save as disclosed in this paragraph 6.2, neither Covidien nor any of its subsidiaries has within the two years prior to the commencement of the Offer Period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)	Transaction Agreement: On June 15, 2014, Covidien entered into a transaction agreement with, amongst other parties, Medtronic, for the purposes of implementing the Acquisition. Further details regarding the Transaction Agreement, as amended, are set forth in this joint proxy statement/prospectus.

(b)	Expenses Reimbursement Agreement: On June 15, 2014, Covidien entered into an expenses reimbursement agreement with Medtronic in connection with the Acquisition. Further details regarding the expenses reimbursement agreement are set forth in this joint proxy statement/prospectus.

(c)	Separation of Mallinckrodt plc from Covidien: Following the separation of Mallinckrodt plc (“Mallinckrodt”) from Covidien, Covidien and Mallinckrodt operate as separate, independent public companies. The separation occurred by means of the declaration of a dividend in specie of Covidien’s pharmaceuticals business effected by the transfer of the Pharmaceuticals business from Covidien to Mallinckrodt and the issuance by Mallinckrodt of ordinary shares directly to Covidien’s shareholders (the “distribution”). In connection with the separation, Covidien and Mallinckrodt entered into certain agreements to provide a framework for their relationship after the separation and provide for the allocation between Covidien and Mallinckrodt of Covidien’s assets, employees, liabilities and obligations attributable to periods prior to, at and after Mallinckrodt’s separation from Covidien. The following is a summary of the material agreements entered into in connection with the separation.

(i)	Separation and Distribution Agreement: On June 28, 2013, Covidien and Mallinckrodt entered into a separation and distribution agreement (the “Separation and Distribution Agreement”) setting forth the agreements between Covidien and Mallinckrodt regarding the principal corporate transactions required to effect Mallinckrodt’s separation from Covidien and other agreements governing Covidien’s relationship with Mallinckrodt.

The Separation and Distribution Agreement identified assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Covidien and Mallinckrodt as part of the separation and provided for when and how these transfers, assumptions and assignments would occur. In particular, the separation and distribution agreement provided, among other things, that, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Covidien’s Pharmaceuticals business (and certain legacy businesses and operations of Mallinckrodt entities) (the “Mallinckrodt Assets”) were transferred to Mallinckrodt or one of its subsidiaries;

•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the Mallinckrodt Assets, and other liabilities related to the businesses and operations of Covidien’s Pharmaceuticals business (and certain legacy businesses and operations of Mallinckrodt entities) (the “Mallinckrodt Liabilities”) were retained by or transferred to Mallinckrodt or one of its subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the Mallinckrodt Assets and Mallinckrodt Liabilities were retained by or transferred to Covidien or one of its subsidiaries; and

•	certain shared contracts were assigned, in part to Mallinckrodt or its applicable subsidiaries or were appropriately amended.

Except as expressly set forth in the Separation and Distribution Agreement or any other transaction agreements, all assets were transferred on an “as is,” “where is” basis and the respective transferees bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or any requirements of laws or judgments are not complied with. In general, each party to the Separation and Distribution Agreement assumes liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and indemnifies the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters. In addition, the Separation and Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of Mallinckrodt’s business with Mallinckrodt and financial responsibility for the obligations and liabilities of Covidien’s remaining business with Covidien, among other indemnities. The Separation and Distribution Agreement specifies procedures with respect to claims subject to indemnification and related matters.

The Separation and Distribution Agreement also governs the rights and obligations of Covidien and Mallinckrodt regarding the distribution.

Under the Separation and Distribution Agreement, Covidien and Mallinckrodt are obliged to provide each other access to information in certain circumstances. The Separation and Distribution Agreement also imposes obligations with respect to retention of information and confidentiality.

The Separation and Distribution Agreement provides for the allocation among the parties of the rights and obligations under existing insurance policies with respect to occurrences prior to completion of the separation and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies.

(ii)	Transition Services Agreement: On June 28, 2013, Covidien and Mallinckrodt entered into a transition services agreement (the “Transition Services Agreement”) in connection with Mallinckrodt’s separation from Covidien pursuant to which Covidien, Mallinckrodt and their respective affiliates provide each other, on an interim, transitional basis, various services, including, but not limited to, treasury administration, employee benefits administration, information technology services, non-exclusive distribution and importation services for Mallinckrodt products in certain countries outside the United States, regulatory, general administrative services and other support services.

The services generally commenced on the separation date and terminate up to 24 months following the separation, although certain services may continue for longer. The transitional support is to enable Mallinckrodt to establish its stand-alone processes for various activities that were previously provided by Covidien and does not constitute significant continuing support of Mallinckrodt’s operations.

The agreed-upon charges for services are generally intended to allow the servicing party to recover all out-of-pocket expenses and make a predetermined profit equal to a mark-up of such out-of-pocket expenses. The party receiving each transitional service is to be provided with reasonable information that supports the charge for such transition service by the party providing the service.

Subject to certain exceptions, the liabilities of each party providing services under the Transition Services Agreement are generally limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the Transition Services Agreement. The Transition Services Agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

(iii)	Tax Matters Agreement: On June 28, 2013, Covidien and Mallinckrodt entered into a tax matters agreement (the “Tax Matters Agreement”) that generally governs Covidien and Mallinckrodt’s respective rights, responsibilities and obligations after the distribution with respect to certain taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of Mallinckrodt’s shares to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the U.S. Internal Revenue Code of 1986 or other applicable tax law or any failure of certain internal transactions undertaken in anticipation of the distribution to qualify for tax-free or tax-favoured treatment under the applicable tax law. The agreement also assigns rights and responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records, tax reporting practices and conduct of audits, examinations or similar proceedings. In addition, the agreement provides for cooperation and information sharing with respect to tax matters.

Under the Tax Matters Agreement, with certain exceptions, Mallinckrodt is generally responsible for the payment of:

•	all taxes attributable to Mallinckrodt or its subsidiaries for taxable periods beginning on or after September 29, 2012; and

•	to the extent that Mallinckrodt’s liability for such taxes (after taking into account certain tax benefits realised by Mallinckrodt) does not, in the aggregate, exceed $200 million, taxes attributable to the following:

•	taxes attributable to Mallinckrodt or its subsidiaries for taxable periods beginning before September 29, 2012;

•	certain taxes related to the separation; and

•	20% of certain taxes arising from a failure of the distribution or any internal transaction undertaken in anticipation of the distribution, to qualify for tax-free or tax-favoured treatment under applicable tax law through no fault of Mallinckrodt or Covidien.

Mallinckrodt’s potential liability for any taxes related to periods prior to the distribution (after taking into account certain tax benefits realised by Mallinckrodt), including those which are subject to the provisions of the Tyco tax sharing agreement, is anticipated to be approximately $175 million. The Tax Matters Agreement also contains restrictions on Mallinckrodt’s ability to take actions without Covidien’s consent that could cause the distribution or certain internal transactions undertaken in anticipation of the distribution to fail to qualify as tax-free or tax-favoured transactions under applicable law, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of Mallinckrodt’s shares; any merger, consolidation, scheme of arrangement, liquidation or partial liquidation, or any approval or allowance of such transaction with respect to certain subsidiaries; the cessation or transfer of certain business activities; the sale, issuance or other disposition of any equity interest in certain of Mallinckrodt’s subsidiaries; a sale or other disposition of a substantial portion of Mallinckrodt’s assets or a substantial portion of the assets of certain of Mallinckrodt’s subsidiaries; extraordinary distributions by or to certain of Mallinckrodt’s subsidiaries; or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution and in some cases will apply for periods as long as five years following the distribution.

Moreover, the Tax Matters Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or the internal transactions to qualify as tax-free or tax-favoured transactions under the U.S. Internal Revenue Code of 1986 or other applicable tax law if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, or Covidien consents to such actions. Any such taxes for which Mallinkckrodt’s are liable as a result of Mallinckrodt’s actions or the actions of its shareholders will not be subject to the $200 million limitation described above.

(iv)	Employee Matters Agreement: On June 28, 2013 Covidien and Mallinckrodt entered into an employee matters agreement (the “Employee Matters Agreement”) in connection with the separation from Mallinckrodt to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The Employee Matters Agreement allocates certain employee benefit obligations relating to current and former employees of Covidien’s pharmaceuticals business to Mallinckrodt and generally provides that Mallinckrodt will be responsible for all obligations and liabilities that are associated with employees who continued in employment with Mallinckrodt immediately after the distribution and former employees whose prior employment was associated with Covidien’s pharmaceuticals business.

(d)	Amended and Restated Five-Year Senior Credit Agreement: On May 23, 2014 Covidien entered into an amended and restated five-year senior credit agreement (the “Amended and Restated Five-Year Senior Credit Agreement”) by and among the Company, as Guarantor, Covidien International Finance S.A., a subsidiary of the Company, as Borrower (“CIFSA”), Citibank, N.A., as administrative agent and various Lenders, providing for a senior unsecured revolving credit facility in the aggregate amount of $1.5 billion. CIFSA may, at its option, seek to increase the aggregate commitment under the Amended and Restated Credit Agreement by up to $500 million up to a maximum aggregate commitment of $2.0 billion provided that the relevant borrowing conditions under the Credit Agreement are met at that time. The proceeds of loans under the Amended and Restated Credit Agreement can be used for working capital, capital expenditures and other lawful corporate purposes. The Amended and Restated Credit Agreement amends and restates the terms of the Five-Year Credit Agreement dated as of August 9, 2011 (the “2011 Credit Agreement”) which was scheduled to mature in August 2016, under which CIFSA was also the Borrower and the Company was also a Guarantor.

Borrowings under the Amended and Restated Credit Agreement will bear interest at a rate per annum equal to, at CIFSA’s option, any of the following, plus, in each case, an applicable margin: (a) a base rate determined by reference to the highest of (1) the base rate of Citibank, N.A., (2) the federal funds effective rate plus 0.50% and (3) LIBOR for an interest period of one month plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the relevant interest period adjusted for certain additional costs. The applicable margin for borrowings under the Amended and Restated Credit Agreement is subject to adjustments based on the credit ratings for the senior, unsecured, long-term indebtedness of CIFSA that is not guaranteed by any other person other than the company or Covidien Ltd. or subject to any other credit enhancement and varies from 0 basis points to 50 basis points with respect to base rate borrowings and from 75 basis points to 150 basis points with respect to LIBOR borrowings. In addition, CIFSA is required to pay a commitment fee between 6 and 22.5 basis points (depending on the credit ratings of CIFSA’s senior, unsecured, long-term indebtedness that is not guaranteed by any other person other than the Company or Covidien Ltd. or subject to any other credit enhancement) on the aggregate unused commitments under the Amended and Restated Credit Agreement.

The Amended and Restated Credit Agreement contains financial and other covenants, including a financial covenant requiring the maintenance of a 3.5 to 1.0 maximum ratio of Covidien’s consolidated total debt to its consolidated EBITDA, each as defined in the Amended and Restated Credit Agreement, as well as events of default with respect to Covidien, CIFSA and in some circumstances their Significant Subsidiaries, which covenants and events of default are customary for facilities of this type.

The negative covenants of the Amended and Restated Credit Agreement are substantially similar to those in the 2011 Credit Agreement referred to above, and include, among other things, limitations (each of which is subject to customary exceptions for facilities of this type) on the ability of the company and any Subsidiary, including CIFSA, to grant liens; enter into transactions resulting in fundamental changes (such as mergers or sales of all or substantially all of the assets of Covidien or CIFSA); restrict dividends or other distributions by any Subsidiary, other than CIFSA; and enter into transactions with affiliates.

The obligations of the lenders under the Amended and Restated Credit Agreement to provide advances will terminate on the earlier of (i) May 23, 2019 and (ii) the date on which the commitments shall have been reduced to zero or terminated in whole pursuant to the terms of the Credit Agreement, including by reason of an event of default. The Amended and Restated Credit Agreement provides that CIFSA will have the right to extend the termination date for the credit facility for up to two additional one-year periods, subject to obtaining commitments from existing lenders or, in certain circumstances, third-party financial institutions for such extension, and subject to the satisfaction of certain other customary conditions.

(e)	Underwriting Agreement: On May 13, 2013, Covidien International Finance S.A. (“CIFSA”), Covidien Ltd. and Covidien (Covidien, together with Covidien Ltd., the “Guarantors”) entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC., as representatives of the several underwriters named in Schedule II to the Underwriting Agreement (collectively, the “Underwriters”), pursuant to which CIFSA agreed to sell, and the Underwriters agreed to purchase, upon the terms and subject to the conditions set forth therein, $750 million aggregate principal amount of 2.950% senior notes due 2023 (the “Notes”). The Notes are fully and unconditionally guaranteed by each of the Guarantors (the “Guarantees”).

The Notes and Guarantees were registered on a Registration Statement on Form S-3 filed by CIFSA, Covidien Ltd. and Covidien plc under the Securities Act of 1933 (Registration Statement Nos. 333-167638, 333-167638-01 and 333-167638-02, respectively), including a base prospectus, as supplemented by a preliminary prospectus supplement, filed with the SEC on May 13, 2013, and a final prospectus supplement, filed with the SEC on May 14, 2013.

(f)	Eighth Supplemental Indenture: On May 16, 2013, CIFSA completed the issuance and sale of the Notes. The net proceeds of CIFSA from the issuance and sale of the Notes are $743 million after deducting underwriting discounts and commissions and offering expenses. The Notes and related guarantees were issued pursuant to an indenture, dated as of October 22, 2007 (the “Base Indenture”), as supplemented by an eighth supplemental indenture dated May 16, 2013 (the “Eighth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”) among CIFSA, Covidien Ltd., Covidien plc, and Deutsche Bank Trust Company Americas, as trustee.

At its option, CIFSA may redeem the Notes, in whole or in part, at any time and from time to time prior to March 15, 2023 (three months prior to their maturity) at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed, and (ii) as determined by the quotation agent and delivered to the trustee, the sum of the present values of the remaining scheduled payments of principal and interest thereon due on any date after the redemption date (excluding the portion of interest that will be accrued and unpaid to and including the redemption date) discounted from their scheduled date of payment to the redemption date (assuming a 360-day year consisting of twelve 30-day months) at the adjusted redemption treasury rate plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

In addition, CIFSA may, at its option, redeem the notes, in whole or in part, at any time or from time to time on or after March 15, 2023 (three months prior to their maturity), at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

If CIFSA experiences certain kinds of change of control specified in the Eighth Supplemental Indenture, it may be required to offer to repurchase the Notes from the holders thereof at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest.

7.	Directors and Service Contracts

7.1	None of the directors of Covidien has a service contract with Covidien or its subsidiaries or associated companies with more than 12 months to run.

7.2	Save as disclosed in “—Interests of Certain Persons in the Transaction—Covidien” beginning on page 129 of this joint proxy statement/prospectus, no proposal exists in connection with the acquisition that any payment or other benefit will be made or given by Medtronic to any director of Covidien as compensation for loss of office or as consideration for or in connection with his retirement from office.

8.	Material Changes

8.1	Save as disclosed in the Quarterly Report on Form 10-Q of Medtronic for the period ended July 25, 2014 and the earnings results announcement of Medtronic for the period ended October 24, 2014, the directors of Medtronic are not aware of any material change in the financial or trading position of Medtronic since April 25, 2014 (the date to which the last published audited accounts of Medtronic were prepared).

8.2	Save as disclosed in Quarterly Report on Form 10-Q of Covidien for the period ended June 27, 2014 and the earnings results announcement of Covidien for the period ended September 26, 2014, the directors of Covidien are not aware of any material change in the financial or trading position of Covidien since September 27, 2013 (the date to which the last published audited accounts of Covidien were prepared).

8.3	Save as disclosed in this document there has been no material change in information previously published by Medtronic or Covidien in connection with the Acquisition since the commencement of the Offer Period.

9.	Consents

Perella Weinberg Partners LP has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this joint proxy statement / prospectus.

Goldman Sachs has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this joint proxy statement / prospectus.

A&L Goodbody has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its form of opinion as to the validity of the New Medtronic ordinary shares.

PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

10.	Sources and Bases of Information

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

10.1	the historical share prices are sourced from the New York Stock Exchange for both Medtronic and Covidien;

10.2	the value of the whole of the existing issued share capital of Medtronic is based upon the entire issued ordinary share capital excluding treasury shares at June 5, 2014, namely 996,285,823 Medtronic Shares;

10.3	the value of the whole of the existing issued share capital of Covidien is based upon the entire issued ordinary share capital excluding treasury shares at June 5, 2014, namely 451,103,314 Covidien Shares;

10.4	references to the arrangements in place between Medtronic and Covidien regarding an expenses reimbursement agreement are sourced from the terms of the Expenses Reimbursement Agreement approved by the Panel;

10.5	the entire issued and to be issued share capital (fully diluted share capital) of Medtronic is calculated on the basis of:

(a)	the number of issued Medtronic Shares, as set out in paragraph 10.2 above; and

(b)	9,840,589 issued Medtronic Restricted Stock Units (“RSUs”); and

(c)	33,892,491 Medtronic Options; and

(d)	all Medtronic Shares, RSUs and Options maintain vesting status and remain outstanding;

10.6	The entire issued and to be issued share capital (fully diluted share capital) of Covidien is calculated on the basis of:

(a)	the number of issued Covidien Shares, as set out in paragraph 10.3 above;

(b)	1,098,058 issued Covidien Performance Share Units (“PSUs”) (calculated by reference to the number of Covidien Shares the PSUs are convertible into if target performance criteria are met);

(c)	vesting of Covidien PSUs at target performance level;

(d)	1,733,112 issued Covidien RSUs;

(e)	vesting of Covidien RSUs;

(f)	14,184,844 Covidien Options; and

(g)	conversion of Covidien Options into options to acquire New Medtronic Shares;

10.7	save where otherwise stated, financial and other information concerning Medtronic and Covidien has been extracted from published sources or from audited financial results of Medtronic and Covidien; and

10.8	references to the arrangements in place between Medtronic and Covidien regarding a transaction agreement are sourced from the Transaction Agreement.

10.9	The statement that the Acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

10.10	The bases of belief (including sources of information and assumptions made) that support the expected annual synergies are set out in the following paragraphs. Synergy statements and the Medtronic merger benefits statements have been reported in accordance with Rule 19.3(b) of the Irish Takeover Rules.

10.11	The expected sources of the stated expected annual pre-tax operating synergies of $850 million and the key assumptions underlying the estimates are disclosed in the section entitled “Merger Benefit Statement”.

10.12	The selected price targets for Medtronic common stock and Covidien ordinary shares published by equity research analysts, referred to as being reviewed by Perella Weinberg in Part 1 (“The Transaction – Opinion of Medtronic’s Financial Advisor”) are:

Covidien			Medtronic
Broker	Target Price Date	Price Target	Broker	Target Price Date	Price Target
RBC	04/25/14	$71	Wedbush	06/05/14	$57
Brean Capital	04/25/14	$75	Jefferies	06/05/14	$60
Deutsche Bank	05/02/14	$77	Leerink	06/13/14	$60
JMP	04/25/14	$78	RBC	06/06/14	$61
Atlantic	04/25/14	$78	JPMorgan	06/06/14	$64
BMO Capital Markets	04/25/14	$78	BAML	06/06/14	$66
Morgan Stanley	05/28/14	$79	Cowen	06/13/14	$66
JPMorgan	06/09/14	$79	Credit Suisse	05/20/14	$66
Raymond James	06/13/14	$80	Oppenheimer	06/06/14	$66
Jefferies	04/25/14	$80	Barclays	06/06/14	$67
Leerink	04/25/14	$80	BMO	06/05/14	$67
BAML	04/25/14	$80	Goldman Sachs	06/05/14	$68
Goldman Sachs	04/25/14	$80	Piper Jaffray	05/20/14	$68
Needham	05/02/14	$80	Bernstein	06/13/14	$70
PiperJaffray	04/27/14	$81	Deutsche Bank	06/06/14	$70
Barclays	04/25/14	$82
Benchmark	04/28/14	$82
CRT	04/28/14	$82
BTIG	04/28/14	$82
Median		$80	Median		$66

11.	Concert Parties

11.1	For the purpose of the Takeover Rules, each of the following persons is regarded as acting in concert with Medtronic in connection with the acquisition:

(a)	the directors of Medtronic;

(b)	the subsidiaries and associated companies of Medtronic;

(c)	Medtronic Holdings Limited (formerly known as Kalani I Limited), a private limited company having its registered office at 25-28 North Wall Quay, IFSC, Dublin 1;

(d)	Makani II Limited, a private limited company having its registered office at 25-28 North Wall Quay, IFSC, Dublin 1;

(e)	Partners and members of the professional staff of Cleary Gottlieb Steen & Hamilton LLP (US legal advisor to Medtronic) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012;

(f)	Partners and members of the professional staff of A&L Goodbody (Irish legal advisor to Medtronic) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012;

(g)	Partners and members of the professional staff of Fredrikson & Byron P.A. (Minnesota legal advisor to Medtronic) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012;

(h)	Partners and members of the professional staff of PricewaterhouseCoopers LLP (Medtronic’s auditors) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012;

(i)	Partners and members of the professional staff of Perella Weinberg Partners LP (financial advisor to Medtronic) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in those affairs since June 16, 2012; and

(j)	Partners and members of the professional staff of Georgeson Inc. (Medtronic’s proxy solicitor) and any persons controlling, controlled by or under the same control as Georgeson Inc. actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Medtronic or who have been engaged in these affairs since June 16, 2012.

11.2	For the purpose of the Takeover Rules, each of the following persons is regarded as acting in concert with Covidien in connection with the acquisition:

(a)	the directors of Covidien;

(b)	the subsidiaries and associated companies of Covidien;

(c)	Goldman Sachs & Co. having its principal executive offices at 200 West Street, New York, NY 10282, United States (financial advisor to Covidien);

(d)	partners and members of the professional staff of Deloitte & Touche LLP (Covidien’s auditor) actively engaged in relation to the acquisition or who are customarily engaged in the affairs or Covidien or who have been engaged in those affairs since June 16, 2012;

(e)	Partners and members of the professional staff of Arthur Cox (Irish legal advisor to Covidien) who are actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Covidien or who have been engaged in those affairs since June 16, 2012;

(f)	Partners and members of the professional staff of Wachtell, Lipton, Rosen & Katz (US legal advisor to Covidien) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Covidien or who have been engaged in those affairs since June 16, 2012;

(g)	Partners and members of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (US tax advisor to Covidien) actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Covidien or who have been engaged in those affairs since June 16, 2012; and

(h)	Partners and members of the professional staff of D.F. King & Co., Inc. (Covidien proxy solicitor) and any persons controlling, controlled by or under the same control as D.F. King & Co., Inc. actively engaged in relation to the acquisition or who are customarily engaged in the affairs of Covidien or who have been engaged in those affairs since June 16, 2012.

12.	Other Information

12.1	Save as disclosed in “The Transaction—Interests of Certain Persons in the Transaction”, no agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the offer exists between Medtronic or any person acting in concert with it and any of the directors or recent directors of Covidien or any of the holders or recent holders of, or any persons interested or recently interested in, relevant Covidien securities. In this paragraph 12.1 “recent” means within the disclosure period.

12.2	No arrangement exists between Medtronic and any other person acting in concert with Medtronic and any other person.

12.3	No arrangement exists between Covidien and any other person acting in concert with Covidien and any other person.

12.4	No agreement, arrangement or understanding exists whereby ownership of any Covidien shares acquired in pursuance of the proposed transaction will be transferred to any other person, but Medtronic reserves the right to transfer any Covidien shares to any other member of its group.

12.5	Save as disclosed in “The Combination – Interests of Certain Persons in the Transaction—Medtronic”, the emoluments of the directors of Medtronic will not be affected by the acquisition of Covidien or automatically as a consequence of the acquisition.

12.6	For the purposes of this paragraph 12, arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing.

13.	Documents Available For Inspection

13.1	Copies of the following documents will be available for inspection during usual business hours on any Business Day from the date of this document until completion of the acquisition at the offices of A&L Goodbody, 25/28 North Wall Quay, IFSC, Dublin 1, Ireland and online at www.globalmedtechleader.com, www.medtronic.com and www.covidien.com, and at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland and online at www.globalmedtechleader.com, www.covidien.com and www.medtronic.com:

(a)	the Rule 2.5 Announcement made on June 15, 2014;

(b)	this document dated November 20, 2014;

(c)	the Memorandum and Articles of Association of Covidien;

(d)	the charter documents of Medtronic;

(e)	Covidien’s annual report on Form 10-K for the fiscal year ended September 27, 2013;

(f)	Covidien’s annual report on Form 10-K for the fiscal year ended September 28, 2012;

(g)	Covidien’s annual report on Form 10-K for the fiscal year ended September 30, 2011;

(h)	Covidien’s quarterly reports on Form 10-Q in respect of Covidien’s quarterly reports for the periods ended December 27, 2013, March 28, 2014 and June 27, 2014;

(i)	Covidien’s current report on Form 8-K dated July 11, 2014;

(j)	Medtronic’s annual report on Form 10-K for the fiscal year ended April 25, 2014;

(k)	Medtronic’s annual report on Form 10-K for the fiscal year ended April 26, 2013;

(l)	Medtronic’s annual report on Form 10-K for the fiscal year ended April 27, 2012;

(m)	Medtronic’s report on Form 10-Q in respect of Medtronic’s quarterly report for the period ended July 25, 2014;

(n)	the letters of consent referred to in paragraph 9;

(o)	the material contracts referred to in paragraph 6;

(p)	a full list of each entity’s holding and dealings in respect of which the Panel has consented to aggregation;

(q)	the form of opinion of A&L Goodbody, as to the validity of the New Medtronic ordinary shares;

(r)	the reports pursuant to Rule 19.3(b)(ii) of the Takeover Rules by PricewaterhouseCoopers and Perella Weinberg Partners LP on the Medtronic merger benefits statement set forth on pages 477 to 478 of this joint proxy statement / prospectus;

(s)	the reports pursuant to Rule 28.3 of the Takeover Rules by PricewaterhouseCoopers and Perella Weinberg Partners LP on the Medtronic profit forecast set forth on pages 473 to 474 of this joint proxy statement/prospectus;

(t)	the reports pursuant to Rule 28.3 of the Takeover Rules by Deloitte & Touche (Ireland) and Goldman Sachs on the Covidien profit forecast set forth on pages 475 to 476 of this joint proxy statement/prospectus;

(u)	the Expenses Reimbursement Agreement; and

(v)	the Transaction Agreement.

14.	Medtronic’s Current Trading and Prospects

Medtronic Second Quarter Results

On November 18, 2014, Medtronic announced its earnings for the three and six month periods ended October 24, 2014. For the second quarter, Medtronic reported revenue of $4.366 billion, GAAP net earnings of $828 million and earnings per diluted share of $0.83. The decline in GAAP net earnings and earnings per share was a result of a $100 million pre-tax charitable cash donation the company made to the Medtronic Foundation. Medtronic reported U.S. revenue in the quarter of $2.456 billion, international revenue of $1.910 billion and emerging market revenue of $554 million. International sales accounted for 44 percent of Medtronic’s worldwide revenue in the quarter.

The Cardiac and Vascular Group had worldwide sales of $2.286 billion in the second quarter. The Restorative Therapy Group had worldwide sales of $1.650 billion in the second quarter. The Diabetes Group had revenue of $430 million in the second quarter.

Medtronic’s earnings release for the second quarter, dated November 18, 2014, was furnished to the SEC on a Form 8-K on November 18, 2014. Medtronic intends to file its Form 10-Q for the quarter ended October 24, 2014 on or prior to November 26, 2014. You are encouraged to read Medtronic’s Form 10-Q for the quarter ended October 24, 2014 when it becomes available for additional information regarding Medtronic and its business.

The following tables set forth financial data for Medtronic as of and for each of the three and six month periods ended October 24, 2014 and October 25, 2013. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Medtronic and the related notes and the historical unaudited consolidated financial statements of Medtronic and the related notes, as well as the section titled “Medtronic Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this joint proxy statement/prospectus. Information for the three and six month periods ended October 24, 2014 and October 25, 2013 is derived from unaudited interim financial statements, which include, in the opinion of Medtronic’s management, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for such interim periods and dates. Historical results are not necessarily indicative of any results to be expected in the future.

Medtronic Condensed Consolidated Statements of Earnings (Unaudited)

	Three months ended		Six months ended
	October 24, 2014	October 25, 2013	October 24, 2014	October 25, 2013
	(in millions, except per share data)
Net sales	$4,366	$4,194	$8,639	$8,277
Costs and expenses:
Cost of products sold	1,142	1,090	2,247	2,112
Research and development expense	374	372	739	732
Selling, general, and administrative expense	1,507	1,438	3,013	2,854
Special charges	100	—	100	40
Restructuring charges, net	—	—	30	18
Certain litigation charges, net	—	24	—	24
Acquisition-related items	61	—	102	(96)
Amortization of intangible assets	89	88	176	174
Other expense, net	63	33	114	77
Interest expense, net	8	33	13	73

Total costs and expenses	3,344	3,078	6,534	6,008

Earnings before income taxes	1,022	1,116	2,105	2,269
Provision for income taxes	194	214	406	414

Net earnings	$828	$902	$1,699	$1,855

Basic earnings per share	$0.84	$0.90	$1.72	$1.85

Diluted earnings per share	$0.83	$0.89	$1.70	$1.83

Basic weighted average shares outstanding	981.9	998.9	987.5	1,004.5
Diluted weighted average shares outstanding	993.0	1,009.4	999.4	1,015.5
Cash dividends declared per common share	$0.305	$0.280	$0.610	$0.560

Medtronic Condensed Consolidated Balance Sheets (Unaudited)

	October 24, 2014	April 25, 2014
	(in millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,287	$1,403
Investments	13,177	12,838
Accounts receivable, less allowances of $109 and $115, respectively	3,750	3,811
Inventories	1,873	1,725
Tax assets	696	736
Prepaid expenses and other current assets	814	697

Total current assets	21,597	21,210
Property, plant, and equipment	6,320	6,439
Accumulated depreciation	(3,959)	(4,047)

Property, plant, and equipment, net	2,361	2,392
Goodwill	11,024	10,593
Other intangible assets, net	2,437	2,286
Long-term tax assets	183	300
Other assets	1,178	1,162

Total assets	$38,780	$37,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$3,970	$1,613
Accounts payable	723	742
Accrued compensation	806	1,015
Accrued income taxes	168	164
Deferred tax liabilities	18	19
Other accrued expenses	1,267	2,006

Total current liabilities	6,952	5,559
Long-term debt	9,708	10,315
Long-term accrued compensation and retirement benefits	681	662
Long-term accrued income taxes	1,322	1,343
Long-term deferred tax liabilities	420	386
Other long-term liabilities	259	235

Total liabilities	19,342	18,500
Commitments and contingencies
Shareholders’ equity:
Preferred stock—par value $1.00	—	—
Common stock—par value $0.10	98	100
Retained earnings	19,846	19,940
Accumulated other comprehensive loss	(506)	(597)

Total shareholders’ equity	19,438	19,443

Total liabilities and shareholders’ equity	$38,780	$37,943

Medtronic Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended
(in millions)	October 24, 2014	October 25, 2013
Operating Activities:
Net earnings	$1,699	$1,855
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	423	421
Amortization of debt discount and issuance costs	32	4
Acquisition-related items	6	(96)
Provision for doubtful accounts	17	24
Deferred income taxes	(61)	(19)
Stock-based compensation	82	75
Other, net	(40)	(12)
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(64)	(16)
Inventories	(170)	(111)
Accounts payable and accrued liabilities	26	(540)
Other operating assets and liabilities	73	413
Certain litigation charges, net	—	24
Certain litigation payments	(800)	(3)

Net cash provided by operating activities	1,223	2,019
Investing Activities:
Acquisitions, net of cash acquired	(578)	(210)
Additions to property, plant, and equipment	(210)	(196)
Purchases of investments	(3,024)	(5,719)
Sales and maturities of investments	2,665	4,291
Other investing activities, net	(6)	(18)

Net cash used in investing activities	(1,153)	(1,852)
Financing Activities:
Acquisition-related contingent consideration	(5)	(1)
Change in short-term borrowings, net	1,611	1,546
Repayment of short-term borrowings (maturities greater than 90 days)	—	(125)
Proceeds from short-term borrowings (maturities greater than 90 days)	150	310
Payments on long-term debt	(7)	(6)
Dividends to shareholders	(602)	(560)
Issuance of common stock	312	817
Repurchase of common stock	(1,620)	(2,053)
Other financing activities	34	13

Net cash used in financing activities	(127)	(59)
Effect of exchange rate changes on cash and cash equivalents	(59)	39

Net change in cash and cash equivalents	(116)	147
Cash and cash equivalents at beginning of period	1,403	919

Cash and cash equivalents at end of period	$1,287	$1,066

Supplemental Cash Flow Information
Cash paid for:
Income taxes	$357	$225
Interest	250	197

15. Governing Law

15.1	The acquisition shall, to the extent required by the laws of Ireland, be governed by, and construed in accordance with, the laws of Ireland. New Medtronic and the Covidien shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

16.	Takeover Rules and Panel

16.1	The acquisition is subject to the provisions of the Irish Takeover Panel Act 1997, the Irish Takeover Rules and the jurisdiction of the Irish Takeover Panel.

MEDTRONIC PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Medtronic, Inc. issued the following guidance in a public statement on November 18, 2014 within its second quarter earnings release for fiscal year 2015:

“In fiscal year 2015, the company now expects revenue growth in the range of 4 to 5 percent on a constant currency basis, which is at the upper end of the company’s previously stated range of 3 to 5 percent. For fiscal year 2015, the company continues to expect diluted non-GAAP EPS in the range of $4.00 to $4.10, which implies annual diluted non-GAAP EPS growth in the range of 7 to 10 percent after adjusting for the expected impact from foreign currency.”

*	Diluted EPS is a non-GAAP measure and represents GAAP diluted earnings per share adjusted for material one-time items, net of any tax impact, such as special charges, net restructuring charges, certain net litigation charges or net acquisition-related items, and certain one-time tax adjustments, in each case consistent with prior practice.

The guidance above regarding diluted earnings per share for the year ending April 24, 2015 constitutes a profit forecast (“Medtronic Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules.

2.	Basis of preparation

The Medtronic Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Medtronic which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the three months ended July 25, 2014, and those expected to be adopted in the financial statements for the six months ending October 24, 2014 and for the year ending April 24, 2015.

The Medtronic Profit Forecast does not take into account any effects of the proposed acquisition of Covidien plc (including any contingent success fees payable on the completion of the transaction).

3.	Assumptions

The principal assumptions upon which the Medtronic Profit Forecast is based are set out below:

The assumptions that are within Medtronic’s control are:

•	There will be no material future acquisitions, disposals, partnerships, in-license transactions or changes to Medtronic’s existing capital structure.

•	There will be no material further restructurings.

•	There will be no further redemption of shares after October 24, 2014 other than those approved as part of Medtronic’s June 2013 share redemption program.

The assumptions that are not within Medtronic’s influence or control are:

•	There will be no material change in the ownership of and control of Medtronic.

•	No account has been taken of any contingent costs payable by Medtronic in respect of any such transaction.

•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Medtronic operates or trades which would materially affect Medtronic’s business.

•	There will be no material adverse events that affect Medtronic’s key products, including adverse regulatory and clinical findings or publications, product recalls, product liability claims, or any unanticipated loss of patent protection.

•	There will be no adverse outcome to any litigation or government investigation.

•	There will be no business interruptions that materially affect Medtronic, its key customers or key suppliers in any of its major markets.

•	There will be no material change to Medtronic customers’ obligations or their ability or willingness to meet their obligations to Medtronic from that currently anticipated by the Medtronic Directors.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Medtronic’s operations or its accounting policies.

Reports on Medtronic Profit Forecast

The reports on the Medtronic Profit Forecast as required by Rule 28.3 of the Irish Takeover Rules have been prepared by (i) PricewaterhouseCoopers and (ii) Perella Weinberg Partners LP.

Copies of their respective reports have been mailed to Covidien Shareholders with this joint proxy statement/prospectus and can be located with the letter from Medtronic entitled “Profit Forecasts,” provided as a separate document.

COVIDIEN PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Covidien plc issued the following fiscal 2014 guidance on December 16, 2013 in a public press release which announced certain reporting changes:

Sales Growth:

Surgical Solutions	3% to 6%
Vascular Therapies	3% to 6%
Respiratory & Patient Care	1% to 4%

Covidien	2% to 5%
Operating Margins(1)	21.5% to 22.5%
Tax Rate(1)	16% to 17%
Diluted shares outstanding (in millions)	450 to 460

(1)	Operating margins and the effective tax rate are considered non-GAAP financial measures, which have been adjusted for certain items that can be highly variable or difficult to predict. These items include net charges associated with acquisitions; net gain on divestiture; net restructuring and related charges; certain legal and environmental charges, impairments and other charges associated with certain product discontinuances, and certain one-time tax adjustments.

During Covidien’s first quarter earnings release issued on January 24, 2014, the above referenced guidance was updated when management made the following public statement: “Covidien has updated its fiscal 2014 tax rate guidance. Covidien now expects that the effective tax rate for 2014 will be in the 16.5% to 17.5% range, including forecast exchange at current rates and excluding the impact of one-time items. There are no other changes to the 2014 guidance Covidien previously issued in December 2013.”

In addition, during Covidien’s second quarter earnings release issued on April 25, 2014, Covidien confirmed there were no changes to previously issued guidance by making the following public statement: “There are no changes to the company’s previously issued 2014 guidance.”

The above statements regarding sales growth, operating margins, tax rate and diluted shares outstanding for the fiscal year ending September 26, 2014 constitute a profit forecast (“Covidien Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules.

2.	Basis of preparation

The Covidien Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Covidien which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the six months ended March 28, 2014, and those expected to be adopted in the financial statements for the year ending September 26, 2014.

The Covidien Profit Forecast was based on the interim unaudited accounts for the six months ended March 28, 2014 and a forecast for the six months ending September 26, 2014 adjusted for certain material one-time items as discussed in Note 1 above. It also assumed that the proposed acquisition of Covidien by Medtronic would not be completed before September 26, 2014 and excludes any costs related to the completion of the acquisition.

Covidien does not expect the Covidien Profit Forecast would be materially impacted by acquisitions or disposals of businesses not previously disclosed.

3.	Assumptions

The Covidien directors have approved the Covidien Profit Forecast on the basis of the following assumptions:

Specific assumptions adopted by the Covidien directors

•	Sales will grow over the levels achieved in fiscal 2013 overall by 2% to 5% for fiscal 2014. Sales will be unfavorably impacted by changes in currency rates compared to the prior year by 100 to 125 basis points.

•	Operating margins for fiscal 2014 will be between 21.5% and 22.5%.

•	The effective tax rate for fiscal 2014 will be between 16.5% and 17.5%.

•	50% of free cash flow will be returned to shareholders through dividends and share repurchase programs and weighted average dilutive outstanding shares will be in the range of 450 million to 460 million.

•	The Covidien Profit Forecast does not account for the impact of any future acquisitions, dispositions, partnerships or in-license transactions.

•	The Covidien Profit Forecast is on a standalone basis and does not include any results of Medtronic.

Factors outside the influence or control of the Covidien directors

•	There will be no changes, beyond what has already been contemplated, in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Covidien operates or trades that would materially affect Covidien’s business.

•	There will be no material cancellations of orders currently placed with Covidien.

•	There will be no business interruptions that materially affect Covidien, its major suppliers or major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action.

•	There will be no material changes in the price of raw materials, freight, energy and labor costs.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements that would have a material impact on Covidien.

•	There will be no material adverse events that affect Covidien’s key products, including adverse regulatory and clinical findings or publications, product recalls, product liability claims or any unanticipated loss of patent protection.

Reports on Covidien Profit Forecast

The reports on the Covidien Profit Forecast as required by Rule 28.3 of the Irish Takeover Rules have been prepared by (i) Deloitte & Touche (Ireland); and (ii) Goldman Sachs.

Copies of their respective reports have been mailed to Covidien Shareholders with this joint proxy statement/prospectus and can be located with the letter from Covidien entitled “Profit Forecasts,” provided as a separate document.

MERGER BENEFIT STATEMENT

The Rule 2.5 announcement dated June 15, 2014 (the announcement), included the following statements regarding the synergies that may result from the acquisition (the synergy statements):

The combination is expected to result in at least $850 million of annual pre-tax cost synergies by the end of the fiscal year 2018. These synergies include the benefits of optimizing global back-office, manufacturing and distribution infrastructure, as well as the elimination of redundant public company costs. The estimate excludes any potential revenue synergies.

Subject to the Scheme becoming effective, Covidien Shareholders will be able to share in the synergies resulting from the Acquisition by means of the New Medtronic Shares they will receive as part of the Consideration.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The synergy statements should not be construed as a profit forecast or interpreted to mean that New Medtronic’s earnings in the first full year following the Acquisition, or in any subsequent period, would necessarily match or be greater than or be less than those of Medtronic and/or Covidien for the relevant preceding financial period or any other period.

The estimate of synergies set out in the Rule 2.5 announcement was reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of PricewaterhouseCoopers; and (ii) Perella Weinberg Partners LP. Copies of their respective reports have been mailed to Covidien Shareholders with this joint proxy statement/prospectus and can be located with the letter from Medtronic entitled “Merger Benefits Statement,” provided as a separate document. Each of PricewaterhouseCoopers and Perella Weinberg Partners LP has given and not withdrawn its consent to the inclusion of copies of their respective reports in such mailing.

Assumptions

The bases of belief (including sources of information and assumptions made) that support the anticipated cost synergies are set out in the following paragraphs. The estimate of synergies has been reported on in accordance with Rule 19.3(b)(ii) of the Irish Takeover Rules.

The expected sources of the anticipated annual pre-tax cost synergies include the benefits of:

•	optimizing global back-office, manufacturing and distribution infrastructure; and

•	elimination of redundant public company costs.

When evaluating the potential pre-tax annual cost synergies, the Medtronic board of directors assumed the following:

(a)	That the scheme will become effective and New Medtronic will acquire 100% of the issued and to be issued share capital of Medtronic and Covidien on completion of the scheme and the merger;

(b)	That there will be no material impact on New Medtronic arising from any decisions made by competition authorities;

(c)	That there will be no material change to the market dynamics affecting Medtronic and/or Covidien following the completion of the scheme and the merger;

(d)	That there will be no material change to exchange rates following completion of the acquisition; and

(e)	There will be no material change to income tax laws or regulations affecting Medtronic and/or Covidien following completion of the scheme and the merger.

In establishing the estimate of recurring pre-tax cost synergies, the Medtronic board of directors had assumed that Covidien’s operations, processes and procedures are comparable to those of Medtronic’s related operations, except where publicly available information clearly indicates otherwise or the due diligence materials provided by Covidien to Medtronic indicated otherwise. Medtronic’s management, aided by its previous integration experience and through an understanding of Covidien’s operations and cost structure based on their own market intelligence and experience, and due diligence materials provided by Covidien, has determined the source and scale of potential recurring pre-tax cost synergies. In addition to information from Medtronic’s and Covidien’s respective management teams, the sources of information that Medtronic has used to arrive at the estimate of the anticipated annual pre-tax synergies, include:

(a)	Covidien’s annual report and audited financial statements;

(b)	Covidien presentations;

(c)	Covidien’s website;

(d)	Analysts’ research;

(e)	Other public information; and

(f)	Medtronic’s knowledge of the industry and of Covidien.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement, including any statement that the scheme and the merger will be accretive, should be construed as a profit forecast or interpreted to mean that New Medtronic earnings in the first full year following the scheme and the merger, or in any subsequent period, would necessarily match or be greater than or be less than those of Medtronic and/or Covidien for the relevant preceding financial period or any other period.

CONSOLIDATED FINANCIAL STATEMENTS OF MEDTRONIC, INC.

Note: New Medtronic was formed in 2014 solely for the purpose of effecting the business combination of Medtronic and Covidien. New Medtronic will not engage in any business prior to the effective time of the business combination other than to take the steps necessary to effect the acquisition and the merger that will effect such business combination. As a result, the consolidated financial statements of New Medtronic have not been presented in this joint proxy statement/prospectus. Upon completion of the business combination, New Medtronic expects to be the successor registrant to Medtronic, thus it expects the historical consolidated financial statements of Medtronic will constitute the historical consolidated financial statements of New Medtronic.

Consolidated Unaudited Financial Statements as of July 25. 2014

Medtronic, Inc.

Condensed Consolidated Statement of Earnings (Unaudited)

	Three months ended
	July 25, 2014	July 26, 2013
(in millions, except per share data)
Net sales	$4,273	$4,083

Costs and expenses:
Cost of products sold	1,105	1,022
Research and development expense	365	360
Selling, general, and administrative expense	1,506	1,416
Special charges	—	40
Restructuring charges, net	30	18
Acquisition-related items	41	(96)
Amortization of intangible assets	87	86
Other expense, net	51	44
Interest expense, net	5	40

Total costs and expenses	3,190	2,930

Earnings before income taxes	1,083	1,153
Provision for income taxes	212	200

Net earnings	$871	$953

Basic earnings per share	$0.88	$0.94

Diluted earnings per share	$0.87	$0.93

Basic weighted average shares outstanding	992.6	1,009.7
Diluted weighted average shares outstanding	1,005.2	1,021.2

Cash dividends declared per common share	$0.305	$0.280

The accompanying notes are an integral part of these condensed consolidated financial statements.

Medtronic, Inc.

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

	Three months ended
	July 25, 2014	July 26, 2013
(in millions)
Net earnings	$871	$953
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities, net of tax expense (benefit) of $32 and $(54), respectively	54	(95)
Translation adjustment	1	(5)
Net change in retirement obligations, net of tax expense of $6 and $9, respectively	17	14
Unrealized gain on derivatives, net of tax expense of $21 and $1, respectively	37	2

Other comprehensive income (loss)	109	(84)

Comprehensive income	$980	$869

The accompanying notes are an integral part of these condensed consolidated financial statements.

Medtronic, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

	July 25, 2014	April 25, 2014
(in millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,336	$1,403
Investments	12,626	12,838
Accounts receivable, less allowances of $116 and $115, respectively	3,690	3,811
Inventories	1,836	1,725
Tax assets	599	736
Prepaid expenses and other current assets	683	697

Total current assets	20,770	21,210
Property, plant, and equipment	6,541	6,439
Accumulated depreciation	(4,165)	(4,047)

Property, plant, and equipment, net	2,376	2,392
Goodwill	10,696	10,593
Other intangible assets, net	2,341	2,286
Long-term tax assets	199	300
Other assets	1,172	1,162

Total assets	$37,554	$37,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$2,477	$1,613
Accounts payable	685	742
Accrued compensation	787	1,015
Accrued income taxes	153	164
Deferred tax liabilities	19	19
Other accrued expenses	1,312	2,006

Total current liabilities	5,433	5,559
Long-term debt	10,323	10,315
Long-term accrued compensation and retirement benefits	680	662
Long-term accrued income taxes	1,251	1,343
Long-term deferred tax liabilities	377	386
Other long-term liabilities	242	235

Total liabilities	18,306	18,500
Commitments and contingencies (Notes 3 and 19)
Shareholders’ equity:
Preferred stock— par value $1.00	—	—
Common stock— par value $0.10	99	100
Retained earnings	19,637	19,940
Accumulated other comprehensive loss	(488)	(597)

Total shareholders’ equity	19,248	19,443

Total liabilities and shareholders’ equity	$37,554	$37,943

The accompanying notes are an integral part of these condensed consolidated financial statements.

Medtronic, Inc.

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Three months ended
	July 25, 2014	July 26, 2013
(in millions)
Operating Activities:
Net earnings	$871	$953
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	215	208
Amortization of debt issuance costs	3	2
Acquisition-related items	2	(96)
Provision for doubtful accounts	8	14
Deferred income taxes	98	30
Stock-based compensation	34	31
Other, net	(12)	—
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	94	85
Inventories	(96)	(95)
Accounts payable and accrued liabilities	(163)	(330)
Other operating assets and liabilities	17	181
Certain litigation payments	(761)	—

Net cash provided by operating activities	310	983
Investing Activities:
Acquisitions, net of cash acquired	(146)	(17)
Additions to property, plant, and equipment	(109)	(78)
Purchases of investments	(1,600)	(2,757)
Sales and maturities of investments	1,853	2,195
Other investing activities, net	(4)	(9)

Net cash used in investing activities	(6)	(666)
Financing Activities:
Acquisition-related contingent consideration	(5)	(1)
Change in short-term borrowings, net	862	761
Repayment of short-term borrowings (maturities greater than 90 days)	—	(125)
Payments on long-term debt	(3)	(4)
Dividends to shareholders	(304)	(281)
Issuance of common stock	154	568
Repurchase of common stock	(1,065)	(1,340)
Other financing activities	6	—

Net cash used in financing activities	(355)	(422)
Effect of exchange rate changes on cash and cash equivalents	(16)	14

Net change in cash and cash equivalents	(67)	(91)
Cash and cash equivalents at beginning of period	1,403	919

Cash and cash equivalents at end of period	$1,336	$828

Supplemental Cash Flow Information
Cash paid for:
Income taxes	$146	$70
Interest	22	27

The accompanying notes are an integral part of these condensed consolidated financial statements.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S.) (U.S. GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information necessary for a fair presentation of results of operations, comprehensive income, financial condition, and cash flows in conformity with U.S. GAAP. In the opinion of management, the condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of Medtronic, Inc. and its subsidiaries (Medtronic or the Company) for the periods presented. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole. The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. For further information, refer to the consolidated financial statements and notes thereto included in this joint proxy statement/prospectus beginning on page F-43.

Medtronic’s fiscal years 2015, 2014, and 2013 will end or ended on April 24, 2015, April 25, 2014, and April 26, 2013, respectively.

Note 2 – New Accounting Pronouncements

Recently Adopted

In July 2013, the Financial Accounting Standards Board (FASB) issued amended guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction of a deferred tax asset when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists, with certain exceptions. Medtronic prospectively adopted this accounting guidance in the first quarter of fiscal year 2015 and its adoption did not have a material impact on Medtronic’s consolidated financial statements.

In March 2013, the FASB issued amended guidance on a parent company’s accounting for the cumulative translation adjustment (CTA) recorded in accumulated other comprehensive income (AOCI) associated with a foreign entity. The amendment requires a parent to release into net income the CTA related to its investment in a foreign entity when it either sells a part or all of its investment, or no longer holds a controlling financial interest, in a subsidiary or group of assets within a foreign entity. This accounting guidance is effective prospectively for Medtronic in the first quarter of fiscal year 2015. This amended guidance had no immediate impact on Medtronic’s financial position or results of operations as Medtronic had no event or transaction described above.

Not Yet Adopted

In April 2014, the FASB issued amended guidance for reporting discontinued operations. The amended guidance changes the criteria for determining when the results of operations are to be reported as discontinued operations and expands the related disclosure requirements. The guidance defines a discontinued operation as a disposal of a component or group of components that is disposed of or classified as held for sale which is a strategic shift that has, or will have, a major effect on financial position and results of operations. This accounting guidance is effective prospectively for Medtronic beginning in the first quarter of fiscal year 2016, with early adoption permitted. The adoption is not expected to have a material impact on Medtronic’s consolidated financial statements.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

In May 2014, the FASB issued amended revenue recognition guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This accounting guidance is effective for Medtronic beginning in the first quarter of fiscal year 2018 using one of two prescribed retrospective methods. Early adoption is not permitted. Medtronic is evaluating the impact of the amended revenue recognition guidance on Medtronic’s consolidated financial statements.

Note 3 – Acquisitions and Acquisition-Related Items

Medtronic had various acquisitions and other acquisition-related activity during the first quarter of fiscal years 2015 and 2014. Certain acquisitions were accounted for as business combinations as noted below. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of Medtronic acquired were recorded as of the acquisition date, at their respective fair values, and consolidated. The pro forma impact of these acquisitions was not significant, individually or in the aggregate, to the results of Medtronic for the three months ended July 25, 2014 or July 26, 2013. The results of operations related to each company acquired have been included in Medtronic’s condensed consolidated statements of earnings since the date each company was acquired.

Pending Acquisition of Covidien plc

On June 15, 2014, Medtronic, Inc. entered into a Transaction Agreement (the Transaction Agreement) by and among Medtronic, Inc., Covidien public limited company, an Irish public limited company (Covidien), Medtronic Holdings Limited (f/k/a Kalani I Limited), a private limited company organized under the laws of Ireland that will be renamed Medtronic plc (New Medtronic), Makani II Limited, a private limited company organized under the laws of Ireland and a wholly-owned subsidiary of New Medtronic (IrSub), Aviation Acquisition Co., Inc., a Minnesota corporation (U.S. AcquisitionCo), and Aviation Merger Sub, LLC, a Minnesota limited liability company and a wholly-owned subsidiary of U.S. AcquisitionCo (MergerSub). Under the terms of the Transaction Agreement, (i) New Medtronic and IrSub will acquire Covidien (the Acquisition) pursuant to the Irish Scheme of Arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 (the Arrangement) and (ii) MergerSub will merge with and into Medtronic, Inc., with Medtronic, Inc. continuing as the surviving corporation in the merger (such merger, the Merger, and the Merger together with the Acquisition, the Pending Acquisition). As a result of the Pending Acquisition, both Medtronic, Inc. and Covidien will become wholly-owned direct or indirect subsidiaries of New Medtronic.

(a) At the effective time of the Arrangement, Covidien shareholders will be entitled to receive $35.19 in cash and 0.956 of a newly issued New Medtronic share (the Arrangement Consideration) in exchange for each Covidien share held by such shareholders, and (b) at the effective time of the Merger, each share of Medtronic, Inc. common stock will be converted into the right to receive one New Medtronic share. The total cash and stock value of the Pending Acquisition is approximately $42.9 billion based on Medtronic, Inc.’s closing share price of $60.70 on June 13, 2014. It is expected that immediately after the closing of the Pending Acquisition, Covidien shareholders will own approximately 30 percent of New Medtronic on a fully diluted basis. Shares of New Medtronic are expected to trade on the New York Stock Exchange.

The Transaction Agreement may be terminated by mutual written consent of the parties. The Transaction Agreement also contains certain termination rights, including, among others, the right of either party to terminate

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

if (a) the Arrangement has not become effective by March 15, 2015 (the End Date), subject to certain conditions, provided that the End Date will be extended to June 15, 2015 in certain circumstances, (b) the Covidien or Medtronic, Inc. shareholder approvals are not obtained, (c) the other party breaches its representations and covenants and such breach would result in the closing conditions not being satisfied, subject to a cure period, (d) the Irish High Court declines to sanction the Arrangement, unless both parties agree to appeal the decision, or (e) there is a failure of the tax condition as described in Medtronic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on June 16, 2014. Covidien also has the right, prior to the receipt of Covidien shareholder approval, to terminate the Transaction Agreement to accept a Covidien Superior Proposal (as defined in the Transaction Agreement) in certain circumstances.

The Transaction Agreement also provides that Medtronic, Inc. must pay Covidien a termination fee of $850 million if the Transaction Agreement is terminated because the Medtronic, Inc. board of directors changes its recommendation for the transaction and the Medtronic, Inc. shareholders vote against the Transaction, and either (i) Covidien obtained the requisite Covidien shareholder approval or (ii) Medtronic, Inc. effected such termination prior to the completion of the Covidien shareholder meeting.

The consummation of the Pending Acquisition is subject to certain conditions, including approvals by Medtronic, Inc. and Covidien shareholders. In addition, the proposed transaction requires regulatory clearances in the U.S., the European Union, China, and certain other countries. The Pending Acquisition is expected to close in the fourth calendar quarter of 2014 or early 2015. Covidien is a global health care products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures, and sells a diverse range of industry-leading medical device and supply products.

See Note 8 to the condensed consolidated financial statements for further information regarding the financing of the Pending Acquisition.

Visualase, Inc.

On July 25, 2014, Medtronic acquired Visualase, Inc. (Visualase), a privately held developer of minimally invasive MRI guided laser ablation for surgical applications. Total consideration for the transaction was approximately $97 million. Based upon a preliminary acquisition valuation, Medtronic acquired $66 million of technology-based intangible assets with an estimated useful life of 10 years at the time of acquisition and $49 million of goodwill. The acquired goodwill is not deductible for tax purposes.

Corventis, Inc.

On June 20, 2014, Medtronic acquired Corventis, Inc. (Corventis), a privately held developer of wearable, wireless technologies for cardiac disease. Total consideration for the transaction was approximately $131 million, including settlement of outstanding debt to Medtronic of $50 million. Based upon a preliminary acquisition valuation, Medtronic acquired $80 million of technology-based intangible assets with an estimated useful life of 16 years at the time of acquisition and $50 million of goodwill. The acquired goodwill is not deductible for tax purposes.

TYRX, Inc.

On December 30, 2013, Medtronic acquired TYRX, Inc. (TYRX), a privately held developer of antibiotic drug and implanted medical device combinations. TYRX’s products include those designed to reduce surgical site infections associated with implantable pacemakers, defibrillators, and spinal cord neurostimulators. Under the terms of the agreement, the transaction included an initial up-front payment of $159 million, representing a

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

purchase price amount that was net of acquired cash, including the assumption and settlement of existing TYRX debt and direct acquisition costs. Total consideration for the transaction was approximately $222 million, which included estimated fair values for product development-based and revenue-based contingent consideration of $25 million and $35 million, respectively. The product development-based contingent consideration includes a future potential payment of $40 million upon achieving certain milestones, and the revenue-based contingent consideration payments would be equal to TYRX’s actual annual revenue growth for Medtronic’s fiscal years 2015 and 2016. Based upon a preliminary acquisition valuation, Medtronic acquired $94 million of technology-based intangible assets with an estimated useful life of 14 years at the time of acquisition and $132 million of goodwill. The acquired goodwill is not deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$6
Property, plant, and equipment	1
Intangible assets	94
Goodwill	132

Total assets acquired	233

Current liabilities	4
Long-term deferred tax liabilities, net	7

Total liabilities assumed	11

Net assets acquired	$222

Medtronic accounted for the acquisitions of Corventis, Visualase, and TYRX as business combinations using the acquisition method of accounting.

Subsequent Acquisitions

On August 26, 2014, Medtronic acquired NGC Medical S.p.A. (NGC), a privately-held Italian company that offers a broad suite of hospital managed services. Medtronic had previously invested in NGC and held a 30 percent ownership position in that company. The total consideration, net of this previously-held ownership position, was approximately $238 million.

On August 25, 2014, Medtronic acquired Sapiens Steering Brain Stimulation, a privately-held developer of deep brain stimulation technologies. The total consideration for the transaction was approximately $200 million.

Acquisition-Related Items

During the three months ended July 25, 2014, Medtronic recorded acquisition-related items of $41 million primarily due to costs incurred in connection with the pending Covidien acquisition (an SEC filing fee, amortization of bridge financing fees, advisory, legal, and other costs).

During the three months ended July 26, 2013, Medtronic recorded net income from acquisition-related items of $96 million related to the change in fair value of contingent consideration payments associated with Ardian, Inc. (Ardian) acquisition, which is based on annual revenue growth through fiscal year 2015.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Contingent Consideration

Certain of Medtronic’s business combinations and purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels or achieving product development targets. For business combinations subsequent to April 24, 2009, a liability is recorded for the estimated fair value of the contingent consideration on the acquisition date. The fair value of the contingent consideration is remeasured at each reporting period and the change in fair value recognized as income or expense within acquisition-related items in the condensed consolidated statements of earnings. Medtronic measures the liability on a recurring basis using Level 3 inputs. See Note 7 for further information regarding fair value measurements.

The fair value of contingent consideration is measured using projected payment dates, discount rates, probabilities of payment, and projected revenues (for revenue-based considerations). Projected contingent payment amounts are discounted back to the current period using a discounted cash flow model. Projected revenues are based on Medtronic’s most recent internal operational budgets and long-range strategic plans. Increases (decreases) in projected revenues, probabilities of payment, discount rates, or projected payment dates may result in a higher (lower) fair value measurement. Fluctuations in any of the inputs may result in a significantly lower (higher) fair value measurement.

The recurring Level 3 fair value measurements of contingent consideration include the following significant unobservable inputs:

($ in millions)	Fair Value at July 25, 2014	Valuation Technique	Unobservable Input	Range
			Discount rate	13.5% - 24%
Revenue-based payments	$62	Discounted cash flow	Probability of payment	100%
			Projected fiscal year of payment	2015 - 2019
			Discount rate	5.5%
Product development-based payments	$25	Discounted cash flow	Probability of payment	75%
			Projected fiscal year of payment	2018

At July 25, 2014, the estimated maximum amount of undiscounted future contingent consideration that Medtronic is expected to make associated with all completed business combinations or purchases of intellectual property prior to April 24, 2009 was approximately $198 million. Medtronic estimates the milestones or other conditions associated with the contingent consideration will be reached in fiscal year 2015 and thereafter.

The fair value of contingent consideration associated with acquisitions subsequent to April 24, 2009, as of July 25, 2014 and April 25, 2014, was $87 million and $68 million, respectively. As of July 25, 2014, $68 million was reflected in other long-term liabilities and $19 million was reflected in other accrued expenses in the condensed consolidated balance sheets. As of April 25, 2014, $51 million was reflected in other long-term liabilities and $17 million was reflected in other accrued expenses in the condensed consolidated balance sheets. The portion of the contingent consideration paid related to the acquisition date fair value is reported as financing activities in the condensed consolidated statements of cash flows. Amounts paid in excess of the original

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

acquisition date fair value are reported as operating activities in the condensed consolidated statements of cash flows. The following table provides a reconciliation of the beginning and ending balances of contingent consideration associated with acquisitions subsequent to April 24, 2009:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Beginning Balance	$68	$142
Purchase price contingent consideration	23	—
Contingent consideration payments	(5)	(1)
Change in fair value of contingent consideration	1	(96)

Ending Balance	$87	$45

Note 4 – Special Charges and Certain Litigation Charges, Net

Special Charges

During the three months ended July 26, 2013, consistent with Medtronic’s commitment to improving the health of people and communities throughout the world, Medtronic made a $40 million charitable contribution to the Medtronic Foundation, which is a related party non-profit organization.

Certain Litigation Charges, Net

Medtronic classifies material litigation reserves and gains recognized as certain litigation charges, net. During the three months ended July 25, 2014 and July 26, 2013, there were no certain litigation charges, net.

Note 5 – Restructuring Charges, Net

Fiscal Year 2014 Initiative

The fiscal year 2014 initiative primarily related to Medtronic’s renal denervation business, certain manufacturing shut-downs, and a reduction of back-office support functions in Europe. In the fourth quarter of fiscal year 2014, Medtronic recorded a $116 million restructuring charge, which consisted of employee termination costs of $65 million, asset write-downs of $26 million, contract termination costs of $3 million, and other related costs of $22 million. Of the $26 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the condensed consolidated statements of earnings. In the first quarter of fiscal year 2015, Medtronic recorded a $38 million restructuring charge, which was the final charge related to the fiscal year 2014 initiative and consisted primarily of contract termination and other related costs of $28 million. The fiscal year 2014 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2015.

As a result of certain employees identified for elimination finding other positions within Medtronic and revisions to particular strategies, Medtronic recorded a $6 million reversal of excess restructuring reserves in the first quarter of fiscal year 2015.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

A summary of the activity related to the fiscal year 2014 initiative is presented below:

(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 25, 2014	$64	$—	$11	$75
Restructuring charges	1	9	28	38
Payments/write-downs	(17)	(9)	(19)	(45)
Reversal of excess accrual	(6)	—	—	(6)

Balance as of July 25, 2014	$42	$—	$20	$62

Fiscal Year 2013 Initiative

The fiscal year 2013 initiative was designed to scale back Medtronic’s infrastructure in slower growing areas of the business, while continuing to invest in geographies, businesses, and products where faster growth is anticipated. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax. In the fourth quarter of fiscal year 2013, Medtronic recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the condensed consolidated statements of earnings. In the first quarter of fiscal year 2014, Medtronic recorded an $18 million restructuring charge, which was the final charge related to the fiscal year 2013 initiative and consisted primarily of contract termination costs of $14 million and other related costs of $4 million.

In the first quarter of fiscal year 2015, Medtronic recorded a $2 million reversal of excess restructuring reserves as a result of certain employees identified for elimination finding other positions within Medtronic and revisions to particular strategies.

As a result of certain legal requirements outside the U.S., the fiscal year 2013 initiative is scheduled to be substantially complete by the end of the third quarter of fiscal year 2016.

A summary of the activity related to the fiscal year 2013 initiative is presented below:

(in millions)	Employee Termination Costs	Other Costs	Total
Balance as of April 25, 2014	$23	$1	$24
Payments	(5)	(1)	(6)
Reversal of excess accrual	(2)	—	(2)

Balance as of July 25, 2014	$16	$—	$16

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Note 6 – Investments

Medtronic holds investments consisting primarily of marketable debt and equity securities.

Information regarding Medtronic’s investments at July 25, 2014 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate debt securities	$5,429	$65	$(10)	$5,484
Auction rate securities	109	—	(10)	99
Mortgage-backed securities	1,252	10	(8)	1,254
U.S. government and agency securities	2,748	7	(22)	2,733
Foreign government and agency securities	78	—	—	78
Certificates of deposit	71	—	—	71
Other asset-backed securities	497	1	—	498
Debt funds	2,446	48	(8)	2,486
Marketable equity securities	52	14	(17)	49
Trading securities:
Exchange-traded funds	54	15	—	69
Cost method, equity method, and other investments	618	—	—	NA

Total	$13,354	$160	$(75)	$12,821

Information regarding Medtronic’s investments at April 25, 2014 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate debt securities	$5,504	$55	$(17)	$5,542
Auction rate securities	109	—	(12)	97
Mortgage-backed securities	1,337	7	(8)	1,336
U.S. government and agency securities	3,138	7	(29)	3,116
Foreign government and agency securities	67	—	—	67
Certificates of deposit	54	—	—	54
Other asset-backed securities	540	2	—	542
Debt funds	2,143	9	(29)	2,123
Marketable equity securities	47	15	(13)	49
Trading securities:
Exchange-traded funds	54	13	—	67
Cost method, equity method, and other investments	666	—	—	NA

Total	$13,659	$108	$(108)	$12,993

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Information regarding Medtronic’s condensed consolidated balance sheet presentation at July 25, 2014 and April 25, 2014 is as follows:

	July 25, 2014		April 25, 2014
(in millions)	Investments	Other Assets	Investments	Other Assets
Available-for-sale securities	$12,557	$195	$12,771	$155
Trading securities	69	—	67	—
Cost method, equity method, and other investments	—	618	—	666

Total	$12,626	$813	$12,838	$821

The following tables show the gross unrealized losses and fair values of Medtronic’s available-for-sale securities that have been in a continuous unrealized loss position deemed to be temporary, aggregated by investment category as of July 25, 2014 and April 25, 2014:

	July 25, 2014
	Less than 12 months		More than 12 months
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$1,200	$(5)	$273	$(5)
Auction rate securities	—	—	99	(10)
Mortgage-backed securities	353	(3)	333	(5)
U.S. government and agency securities	754	(1)	784	(21)
Debt funds	454	(1)	141	(7)
Marketable equity securities	21	(17)	—	—

Total	$2,782	$(27)	$1,630	$(48)

	April 25, 2014
	Less than 12 months		More than 12 months
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$1,601	$(14)	$50	$(3)
Auction rate securities	—	—	97	(12)
Mortgage-backed securities	682	(7)	28	(1)
U.S. government and agency securities	1,500	(27)	46	(2)
Debt funds	1,224	(29)	—	—
Marketable equity securities	25	(13)	—	—

Total	$5,032	$(90)	$221	$(18)

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Activity related to Medtronic’s investment portfolio is as follows:

	Three months ended
	July 25, 2014		July 26, 2013
(in millions)	Debt (a)	Equity (b)	Debt (a)	Equity (b)
Proceeds from sales	$1,830	$23	$2,163	$32

Gross realized gains	11	19	6	18

Gross realized losses	(3)	—	(5)	—

Impairment losses recognized	—	(1)	—	—

(a)	Includes available-for-sale debt securities.

(b)	Includes marketable equity securities, cost method, equity method, exchange-traded funds, and other investments.

Credit losses represent the difference between the present value of cash flows expected to be collected on certain mortgage-backed securities and auction rate securities and the amortized cost of these securities. Based on Medtronic’s assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, Medtronic believes it has recorded all necessary other-than-temporary impairments as Medtronic does not have the intent to sell, nor is it more likely than not that Medtronic will be required to sell, before recovery of the amortized cost.

As of July 25, 2014 and April 25, 2014, the credit loss portion of other-than-temporary impairments on debt securities was $4 million. The total reductions for available-for-sale debt securities sold during the three months ended July 25, 2014 and July 26, 2013 were not significant. The total other-than-temporary impairment losses on available-for-sale debt securities for the three months ended July 25, 2014 and July 26, 2013 were not significant.

The July 25, 2014 balance of available-for-sale debt securities, excluding debt funds which have no single maturity date, by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	July 25, 2014
Due in one year or less	$1,426
Due after one year through five years	5,961
Due after five years through ten years	2,689
Due after ten years	141

Total	$10,217

As of July 25, 2014 and April 25, 2014, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $618 million and $666 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest Medtronic’s investment may not be recoverable. The value of cost or equity method investments is not adjusted if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Gains and losses realized on trading securities and available-for-sale debt securities are recorded in interest expense, net in the condensed consolidated statements of earnings. Gains and losses realized on marketable equity securities, cost method, equity method, and other investments are recorded in other expense, net in the condensed consolidated statements of earnings. In addition, unrealized gains and losses on available-for-sale debt securities are recorded in other comprehensive income (loss) in the condensed consolidated statements of comprehensive income and unrealized gains and losses on trading securities are recorded in interest expense, net in the condensed consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

Note 7 – Fair Value Measurements

Medtronic follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and nonrecurring basis. Under this guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of Medtronic. Unobservable inputs are inputs that reflect Medtronic’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Descriptions of the three levels of the fair value hierarchy are discussed in Note 6 to the consolidated audited financial statements included in this joint proxy statement/prospectus.

See the section below titled Valuation Techniques for further discussion of how Medtronic determines fair value for investments.

Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

The authoritative guidance is principally applied to financial assets and liabilities such as marketable equity securities and debt and equity securities that are classified and accounted for as trading, available-for-sale, and derivative instruments and contingent consideration associated with acquisitions subsequent to April 24, 2009. Derivatives include cash flow hedges, freestanding derivative forward contracts, and fair value hedges. These items are marked-to-market at each reporting period.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis:

	Fair Value as of July 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Corporate debt securities	$5,484	$—	$5,475	$9
Auction rate securities	99	—	—	99
Mortgage-backed securities	1,254	—	1,254	—
U.S. government and agency securities	2,733	1,135	1,598	—
Foreign government and agency securities	78	—	78	—
Certificates of deposit	71	—	71	—
Other asset-backed securities	498	—	498	—
Debt funds	2,486	—	2,486	—
Marketable equity securities	49	49	—	—
Exchange-traded funds	69	69	—	—
Derivative assets	176	96	80	—

Total assets	$12,997	$1,349	$11,540	$108

Liabilities:
Derivative liabilities	$68	$68	$—	$—
Contingent consideration associated with acquisitions subsequent to April 24, 2009	87	—	—	87

Total liabilities	$155	$68	$—	$87

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Corporate debt securities	$5,542	$—	$5,533	$9
Auction rate securities	97	—	—	97
Mortgage-backed securities	1,336	—	1,336	—
U.S. government and agency securities	3,116	1,251	1,865	—
Foreign government and agency securities	67	—	67	—
Certificates of deposit	54	—	54	—
Other asset-backed securities	542	—	542	—
Debt funds	2,123	—	2,123	—
Marketable equity securities	49	49	—	—
Exchange-traded funds	67	67	—	—
Derivative assets	175	89	86	—

Total assets	$13,168	$1,456	$11,606	$106

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Liabilities:
Derivative liabilities	$127	$116	$11	$—
Contingent consideration associated with acquisitions subsequent to April 24, 2009	68	—	—	68

Total liabilities	$195	$116	$11	$68

Valuation Techniques

Financial assets that are classified as Level 1 securities include highly liquid government bonds within U.S. government and agency securities, marketable equity securities, and exchange-traded funds for which quoted market prices are available. In addition, Medtronic has determined that foreign currency forward contracts will be included in Level 1 as these are valued using quoted market prices in active markets which have identical assets or liabilities. The valuation for most fixed maturity securities are classified as Level 2. Financial assets that are classified as Level 2 include corporate debt securities, U.S. government and agency securities, foreign government and agency securities, certificates of deposit, other asset-backed securities, debt funds, and certain mortgage-backed securities whose value is determined using inputs that are observable in the market or can be derived principally from or corroborated by, observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, interest rate swaps are included in Level 2 as Medtronic uses inputs other than quoted prices that are observable for the asset. The Level 2 derivative instruments are primarily valued using standard calculations and models that use readily observable market data as their basis.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities include certain corporate debt securities, auction rate securities, and certain mortgage-backed securities. With the exception of auction rate securities, these securities were valued using third-party pricing sources that incorporate transaction details such as contractual terms, maturity, timing, and amount of expected future cash flows, as well as assumptions about liquidity and credit valuation adjustments by market participants. The fair value of auction rate securities is estimated by Medtronic using a discounted cash flow model, which incorporates significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of Medtronic’s auction rate securities are years to principal recovery and the illiquidity premium that is incorporated into the discount rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value of the securities. Additionally, Medtronic uses Level 3 inputs in the measurement of contingent consideration and related liabilities for all acquisitions subsequent to April 24, 2009. See Note 3 for further information regarding contingent consideration.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The following table represents the range of the unobservable inputs utilized in the fair value measurement of the auction rate securities classified as Level 3 as of July 25, 2014:

	Valuation Technique	Unobservable Input	Range (Weighted Average)
Auction rate securities	Discounted cash flow	Years to principal recovery Illiquidity premium	2 yrs. - 12 yrs. (3 yrs.) 6%

Medtronic reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. Medtronic’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 during the three months ended July 25, 2014 or July 26, 2013. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

The following tables provide a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that used significant unobservable inputs (Level 3) for the three months ended July 25, 2014 and July 26, 2013:

Three months ended July 25, 2014
(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage- backed securities
Balance as of April 25, 2014	$106	$9	$97	$—
Total unrealized gains included in other comprehensive income	2	—	2	—

Balance as of July 25, 2014	$108	$9	$99	$—

Three months ended July 26, 2013
(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage- backed securities
Balance as of April 26, 2013	$127	$10	$103	$14
Total unrealized gains included in other comprehensive income	5	—	4	1

Balance as of July 26, 2013	$132	$10	$107	$15

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

Non-financial assets such as equity and other securities that are accounted for using the cost or equity method, goodwill and in-process research and development (IPR&D), intangible assets, and property, plant, and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

Medtronic holds investments in equity and other securities that are accounted for using the cost or equity method, which are classified as other assets in the condensed consolidated balance sheets. The aggregate carrying amount of these investments was $618 million as of July 25, 2014 and $666 million as of April 25, 2014. These cost or equity method investments are measured at fair value on a nonrecurring basis. The fair value of Medtronic’s cost

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

or equity method investments is not estimated if there are no identified events or changes in circumstance that may have a significant adverse effect on the fair value of these investments. Medtronic did not record any significant impairment charges related to cost method investments during the three months ended July 25, 2014 and did not record any impairment charges to cost method investments during the three months ended July 26, 2013. These investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are privately-held entities without quoted market prices. To determine the fair value of these investments, Medtronic used all pertinent financial information available related to the entities, including financial statements and market participant valuations from recent and proposed equity offerings.

Medtronic assesses the impairment of goodwill annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The aggregate carrying amount of goodwill was $10.696 billion and $10.593 billion as of July 25, 2014 and April 25, 2014, respectively.

Impairment testing for goodwill is performed at the reporting unit level. The test for impairment of goodwill requires Medtronic to make several estimates about fair value, most of which are based on projected future cash flows. Medtronic calculates the excess of each reporting unit’s fair value over its carrying amount, Including goodwill, utilizing a discounted cash flow analysis. Medtronic did not record any goodwill impairments during the three months ended July 25, 2014 or July 26, 2013.

The recently acquired businesses of Cardiocom and Kanghui are separate reporting units and are tested for goodwill impairment independently; therefore, they are more sensitive to changes in assumptions impacting fair value. The carrying amount of goodwill was $410 million and $123 million for the Kanghui and Cardiocom reporting units, respectively, as of July 25, 2014. As of the date of the annual goodwill impairment test, the fair values of these two reporting units exceeded their respective carrying values by more than 10 percent.

Medtronic assesses the impairment of IPR&D annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The aggregate carrying amount of IPR&D was $116 million and $119 million as of July 25, 2014 and April 25, 2014, respectively. The majority of IPR&D at July 25, 2014 is related to IN.PACT family of drug-eluting balloons. Similar to the goodwill impairment test, the IPR&D impairment test requires Medtronic to make several estimates about fair value, most of which are based on projected future cash flows.

Medtronic calculates the excess of IPR&D asset fair values over their carrying values utilizing a discounted future cash flow analysis. Medtronic did not record any IPR&D impairments during the three months ended July 25, 2014 or July 26, 2013. Due to the nature of IPR&D projects, Medtronic may experience future delays or failures to obtain regulatory approvals to conduct clinical trials, failures of such clinical trials, delays or failures to obtain required market clearances or other failures to achieve a commercially viable product, and as a result, may record impairment losses in the future.

Medtronic assesses intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. The aggregate carrying amount of intangible assets, excluding IPR&D, was $2.225 billion as of July 25, 2014 and $2.167 billion as of April 25, 2014. When events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable, Medtronic calculates the excess of an intangible asset’s carrying value over its undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recorded based on the amount by which the carrying value exceeds the fair value. The inputs used in the fair value analysis fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine fair value. Medtronic did not record any significant intangible asset impairments during the three months ended July 25, 2014 or July 26, 2013.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Medtronic assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. As part of Medtronic’s restructuring initiatives, Medtronic recorded property, plant, and equipment impairments of $9 million during the three months ended July 25, 2014 in restructuring charges, net in the condensed consolidated statements of earnings. For further discussion of the restructuring initiatives refer to Note 5. Medtronic did not record any significant impairments of property, plant, and equipment during the three months ended July 26, 2013.

Financial Instruments Not Measured at Fair Value

The estimated fair value of Medtronic’s long-term debt, including the short-term portion, as of July 25, 2014 was $11.873 billion compared to a principal value of $11.375 billion, and as of April 25, 2014 was $11.856 billion compared to a principal value of $11.375 billion. Fair value was estimated using quoted market prices for the publicly registered senior notes, classified as Level 1 within the fair value hierarchy. The fair values and principal values consider the terms of the related debt and exclude the impacts of debt discounts and derivative/hedging activity.

Note 8 – Financing Arrangements

Commercial Paper

Medtronic maintains a commercial paper program that allows Medtronic to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of July 25, 2014, outstanding commercial paper totaled $830 million. No amounts were outstanding as of April 25, 2014. During the three months ended July 25, 2014, the weighted average original maturity of the commercial paper outstanding was approximately 28 days, and the weighted average interest rate was 0.10 percent. The issuance of commercial paper reduces the amount of credit available under Medtronic’s existing line of credit.

Line of Credit

Medtronic has a $2.250 billion syndicated credit facility which expires on December 17, 2017 (Credit Facility). The Credit Facility provides Medtronic with the ability to increase its borrowing capacity by an additional $750 million at any time during the term of the agreement. At each anniversary date of the Credit Facility, but not more than twice prior to the maturity date, Medtronic can also request a one-year extension of the maturity date. The Credit Facility provides backup funding for the commercial paper program. As of July 25, 2014 and April 25, 2014, no amounts were outstanding on the committed line of credit.

Interest rates are determined by a pricing matrix, based on Medtronic’s long-term debt ratings, assigned by Standard & Poor’s Ratings Services and Moody’s Investors Service. Facility fees are payable on the Credit Facility and are determined in the same manner as the interest rates. The agreement also contains customary covenants, all of which Medtronic remains in compliance with as of July 25, 2014.

Other Credit Agreements

In conjunction with the Pending Acquisition of Covidien, on June 15, 2014, Medtronic, Inc. entered into a senior unsecured bridge credit agreement (the Bridge Credit Agreement) among Medtronic, Inc., New Medtronic, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, Bank of America, N.A. has committed to provide Medtronic, Inc. with unsecured financing in an aggregate principal amount of up to $2.8 billion for a 364-day period from the date that any loans are funded

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

under the Bridge Credit Agreement. The commitments are intended to be drawn to finance, in part, the cash component of the acquisition consideration and certain transaction expenses to the extent Medtronic, Inc. does not arrange for alternative financing prior to the consummation of the Pending Acquisition. New Medtronic has guaranteed the obligations of Medtronic, Inc. under the Bridge Credit Agreement. If Medtronic, Inc. draws loans under the Bridge Credit Agreement, it intends to refinance any debt incurred thereunder.

Medtronic, Inc. expects that it, New Medtronic and IrSub will require approximately an additional $13.2 billion in order to finance the remaining cash component of the acquisition consideration, excluding certain transaction expenses. Medtronic, Inc. expects that it, or its affiliates, will have cash equivalents in such amount available to it by the time of the consummation of the Pending Acquisition. In order to backstop the anticipated amount of cash on hand at the consummation of the Pending Acquisition, on June 15, 2014, IrSub entered into a senior unsecured cash bridge credit agreement (the Cash Bridge Credit Agreement and together with the Bridge Credit Agreement, the Credit Agreements) among IrSub, New Medtronic, the lenders from time to time party thereto and Bank of America as administrative agent. Under the Cash Bridge Credit Agreement, Bank of America, N.A. has committed to provide IrSub with unsecured financing in an aggregate principal amount of up to $13.5 billion for a 60-day period from the date that any loans are funded under the Cash Bridge Credit Agreement. New Medtronic has also guaranteed the obligations of IrSub under the Cash Bridge Credit Agreement and each of Medtronic, Inc. and Covidien has agreed to provide additional guarantees of such obligations following the consummation of the Pending Acquisition. IrSub is not currently planning to draw funds under the Cash Bridge Credit Agreement. Instead, IrSub expects to obtain intercompany loans on arm’s length terms from certain Medtronic, Inc. affiliates using proceeds of the liquidation of cash equivalents by such Medtronic, Inc. affiliates. If IrSub draws loans under the Cash Bridge Credit Agreement, such loans would be expected to be repaid from the proceeds of intercompany loans on arm’s length terms from certain Medtronic, Inc. affiliates using proceeds from the liquidation of cash equivalents by such Medtronic, Inc. affiliates.

The funding of the loans under each Credit Agreement (the Closing Date) is conditioned on, among other things, the consummation of the Pending Acquisition and the absence of certain events of defaults described in each Credit Agreement. The commitments under each Credit Agreement automatically terminate on the earliest of (a) the funding and disbursement of the loans to the borrower on the Closing Date, (b) the occurrence of certain mandatory cancellation events or (c) March 15, 2015 (or if all but certain conditions under the Transaction Agreement have been completed, one year after June 15, 2015).

For further information regarding the Pending Acquisition, see Note 3 and Note 21 to the condensed consolidated financial statements.

Bank Borrowings

Bank borrowings consist primarily of borrowings at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Long-Term Debt

Long-term debt consisted of the following:

(in millions, except interest rates)	Maturity by Fiscal Year	Payable as of July 25, 2014	Payable as of April 25, 2014
4.750 percent ten-year 2005 senior notes	2016	$600	$600
2.625 percent five-year 2011 senior notes	2016	500	500
Floating rate three-year 2014 senior notes	2017	250	250
0.875 percent three-year 2014 senior notes	2017	250	250
1.375 percent five-year 2013 senior notes	2018	1,000	1,000
5.600 percent ten-year 2009 senior notes	2019	400	400
4.450 percent ten-year 2010 senior notes	2020	1,250	1,250
4.125 percent ten-year 2011 senior notes	2021	500	500
3.125 percent ten-year 2012 senior notes	2022	675	675
2.750 percent ten-year 2013 senior notes	2023	1,250	1,250
3.625 percent ten-year 2014 senior notes	2024	850	850
6.500 percent thirty-year 2009 senior notes	2039	300	300
5.550 percent thirty-year 2010 senior notes	2040	500	500
4.500 percent thirty-year 2012 senior notes	2042	400	400
4.000 percent thirty-year 2013 senior notes	2043	750	750
4.625 percent thirty-year 2014 senior notes	2044	650	650
Interest rate swaps	2016-2022	71	56
Deferred gains from interest rate swap terminations	—	15	20
Capital lease obligations	2016-2025	136	139
Discount	2017-2044	(24)	(25)

Total Long-Term Debt		$10,323	$10,315

Senior Notes

Medtronic has outstanding unsecured senior obligations including those indicated as “senior notes” in the long-term debt table above (collectively, the Senior Notes). The Senior Notes rank equally with all other unsecured and unsubordinated indebtedness of Medtronic. The indentures under which the Senior Notes were issued contain customary covenants, all of which Medtronic remains in compliance with as of July 25, 2014. Medtronic used the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate uses, which includes the repayment of other indebtedness of Medtronic. For additional information regarding the terms of these agreements, refer to Note 8 to the consolidated audited financial statements beginning on page F-78 included in this joint proxy statement/prospectus.

As of July 25, 2014, Medtronic had interest rate swap agreements designated as fair value hedges of certain underlying fixed rate obligations including Medtronic’s $1.250 billion3.000 percent 2010 Senior Notes classified as short-term borrowings, $600 million4.750 percent 2005 Senior Notes, $500 million2.625 percent 2011 Senior Notes, $500 million4.125 percent 2011 Senior Notes, and $675 million3.125 percent 2012 Senior Notes. For additional information regarding the interest rate swap agreements, refer to Note 9.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Note 9 – Derivatives and Foreign Exchange Risk Management

Medtronic uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, Medtronic enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the forward contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. Medtronic does not enter into currency exchange rate derivative contracts for speculative purposes. The gross notional amount of all currency exchange rate derivative instruments outstanding at July 25, 2014 and April 25, 2014 was $7.306 billion and $8.051 billion, respectively. The aggregate currency exchange rate (losses) gains for the three months ended July 25, 2014 and July 26, 2013 were $(12) million and $3 million, respectively. These (losses) gains represent the net impact to the condensed consolidated statements of earnings for the exchange rate derivative instruments presented below, as well as the remeasurement (losses) gains on foreign currency denominated assets and liabilities.

The information that follows explains the various types of derivatives and financial instruments used by Medtronic, how and why Medtronic uses such instruments, how such instruments are accounted for, and how such instruments impact Medtronic’s condensed consolidated balance sheets, statements of earnings, and statements of cash flows.

Freestanding Derivative Forward Contracts

Freestanding derivative forward contracts are used to offset Medtronic’s exposure to the change in value of specific foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized in earnings, thereby offsetting the current earnings effect of the related change in value of foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the condensed consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at July 25, 2014 and April 25, 2014, was $1.985 billion and $2.202 billion, respectively.

The amount and location of the (losses) gains in the condensed consolidated statements of earnings related to derivative instruments, not designated as hedging instruments, for the three months ended July 25, 2014 and July 26, 2013 are as follows:

(in millions)		Three months ended
Derivatives Not Designated as Hedging Instruments	Location	July 25, 2014	July 26, 2013
Foreign currency exchange rate contracts	Other expense, net	$(24)	$29

Cash Flow Hedges

Foreign Currency Exchange Rate Risk

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

ineffectiveness of cash flow hedges were recognized in earnings during the three months ended July 25, 2014 or July 26, 2013. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during the three months ended July 25, 2014 or July 26, 2013. The cash flows from these contracts are reported as operating activities in the condensed consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at July 25, 2014 and April 25, 2014, was $5.321 billion and $5.849 billion, respectively, and will mature within the subsequent three-year period.

The amount of gains (losses) and location of the gains (losses) in the condensed consolidated statements of earnings and other comprehensive income (OCI) related to foreign currency exchange rate contract derivative instruments designated as cash flow hedges for the three months ended July 25, 2014 and July 26, 2013 are as follows:

Three months ended July 25, 2014
(in millions)	Gross Gains (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains (Losses) on Derivative Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$62	Other expense, net	$2
		Cost of products sold	(3)

Total	$62		$(1)

Three months ended July 26, 2013
(in millions)	Gross Gains (Losses) Recognized in OCI on Effective Portion of Derivative	Effective Portion of Gains (Losses) on Derivative Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$(27)	Other expense, net	$32
		Cost of products sold	(15)

Total	$(27)		17

Forecasted Debt Issuance Interest Rate Risk

Forward starting interest rate derivative instruments designated as cash flow hedges are designed to manage the exposure to interest rate volatility with regard to future issuances of fixed-rate debt. The effective portion of the gains or losses on the forward starting interest rate derivative instrument that is designated and qualifies as a cash flow hedge is reported as a component of accumulated other comprehensive loss. Beginning in the period in which the planned debt issuance occurs and the related derivative instrument is terminated, the effective portion of the gains or losses is then reclassified into interest expense, net over the term of the related debt. Any portion of the gains or losses that is determined to be ineffective is immediately recognized in interest expense, net. As of July 25, 2014, Medtronic had $250 million of fixed pay, forward starting interest rate swaps with a weighted average fixed rate of 2.83 percent in anticipation of planned debt issuances.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

For both the three months ended July 25, 2014 and July 26, 2013, Medtronic reclassified $2 million of the effective portion of the net losses on forward starting interest rate derivative instruments from accumulated other comprehensive loss to interest expense, net.

The unrealized gain (loss) of outstanding forward starting interest rate swap derivative instruments as of July 25, 2014 was not significant and as of April 25, 2014 was $7 million. Unrealized gains (losses) of outstanding forward starting interest rate swap derivative instruments were recorded in other assets and long-term liabilities, with the offset recorded in accumulated other comprehensive loss in the condensed consolidated balance sheets.

As of July 25, 2014 and April 25, 2014, Medtronic had $(7) million and $(44) million, respectively, in after-tax net unrealized (losses) associated with cash flow hedging instruments recorded in accumulated other comprehensive loss. Medtronic expects that $6 million of after-tax net unrealized gains as of July 25, 2014 will be reclassified into the condensed consolidated statements of earnings over the next 12 months.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, Medtronic agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense, net over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as operating activities in the condensed consolidated statements of cash flows.

As of both July 25, 2014 and April 25, 2014, Medtronic had interest rate swaps in gross notional amounts of $2.625 billion designated as fair value hedges of underlying fixed rate obligations. As of July 25, 2014, Medtronic had interest rate swap agreements designated as fair value hedges of underlying fixed rate obligations including Medtronic’s $1.250 billion 3.000 percent 2010 Senior Notes classified as short-term borrowings, the $600 million 4.750 percent 2005 Senior Notes, the $500 million 2.625 percent 2011 Senior Notes, the $500 million 4.125 percent 2011 Senior Notes, and the $675 million 3.125 percent 2012 Senior Notes. For additional information regarding the terms of Medtronic’s interest rate swap agreements, refer to Note 9 to the consolidated audited financial statements included in this joint proxy statement/prospectus.

The market value of outstanding interest rate swap agreements was a net $80 million unrealized gain and the market value of the hedged item was a net $80 million unrealized loss at July 25, 2014, which were recorded in other assets, prepaid expenses and other current assets, and other long-term liabilities with the offsets recorded in long-term debt and short-term borrowings in the condensed consolidated balance sheet. No hedge ineffectiveness was recorded as a result of these fair value hedges for the three months ended July 25, 2014 or July 26, 2013.

During the three months ended July 25, 2014 and July 26, 2013, Medtronic did not have any ineffective fair value hedging instruments. In addition, Medtronic did not recognize any gains or losses during the three months ended July 25, 2014 or July 26, 2013 on firm commitments that no longer qualify as fair value hedges.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Balance Sheet Presentation

The following tables summarize the location and fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of July 25, 2014 and April 25, 2014. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

July 25, 2014

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	Prepaid expenses and other current assets	$9	Other accrued expenses	$—
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	72	Other accrued expenses	52
Interest rate contracts	Other assets	71	Other long-term liabilities	—
Foreign currency exchange rate contracts	Other assets	23	Other long-term liabilities	15

Total derivatives designated as hedging instruments		$175		$67

Derivatives not designated as hedging instruments
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$1	Other accrued expenses	$1

Total derivatives not designated as hedging instruments		$1		$1

Total derivatives		$176		$68

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

April 25, 2014

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments

Interest rate contracts	Prepaid expenses and other current assets	$13	Other accrued expenses	$—
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	81	Other accrued expenses	84
Interest rate contracts	Other assets	73	Other long-term liabilities	11
Foreign currency exchange rate contracts	Other assets	8	Other long-term liabilities	30

Total derivatives designated as hedging instruments		$175		$125

Derivatives not designated as hedging instruments

Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$—	Other accrued expenses	$2

Total derivatives not designated as hedging instruments		$—		$2

Total derivatives		$175		$127

Medtronic has elected to present the fair value of derivative assets and liabilities within the condensed consolidated balance sheets on a gross basis even when derivative transactions are subject to master netting arrangements and may otherwise qualify for net presentation. The following table provides information as if Medtronic had elected to offset the asset and liability balances of derivative instruments, netted in accordance with various criteria as stipulated by the terms of the master netting arrangements with each of the counterparties. Derivatives not subject to master netting arrangements are not eligible for net presentation.

July 25, 2014		Gross Amount Not Offset on the Balance Sheet
(in millions)	Gross Amount of Recognized Assets (Liabilities)	Financial Instruments	Cash Collateral (Received) or Posted	Net Amount
Derivative Assets
Foreign currency exchange rate contracts	$96	$(50)	$—	$46
Interest rate contracts	80	(11)	—	69

	$176	$(61)	$—	$115

Derivative Liabilities
Foreign currency exchange rate contracts	$(68)	$61	$—	$(7)

	$(68)	$61	$—	$(7)

Total	$108	$—	$—	$108

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

April 25, 2014		Gross Amount Not Offset on the Balance Sheet
(in millions)	Gross Amount of Recognized Assets (Liabilities)	Financial Instruments	Cash Collateral (Received) or Posted	Net Amount
Derivative Assets
Foreign currency exchange rate contracts	$89	$(64)	$—	$25
Interest rate contracts	86	(31)	—	55

	$175	$(95)	$—	$80

Derivative Liabilities
Foreign currency exchange rate contracts	$(116)	$84	$—	$(32)
Interest rate contracts	(11)	11	—	—

	$(127)	$95	$—	$(32)

Total	$48	$—	$—	$48

Concentrations of Credit Risk

Financial instruments, which potentially subject Medtronic to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts, and trade accounts receivable.

Medtronic maintains cash and cash equivalents, investments, and certain other financial instruments (including currency exchange rate and interest rate derivative contracts) with various major financial institutions. Medtronic performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution. In addition, Medtronic has collateral credit agreements with its primary derivatives counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties. As noted in the above table, as of July 25, 2014 April 25, 2014, no collateral was received or posted from its counterparties.

Global concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. Medtronic monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with hospitals that are dependent upon governmental health care systems in many countries. The current economic conditions in many countries outside the U.S. (particularly the economic challenges faced by Italy, Spain, Portugal, and Greece) may continue to increase the average length of time it takes Medtronic to collect on its outstanding trade receivables in these countries as certain payment patterns have been impacted. As of July 25, 2014 and April 25, 2014, Medtronic’s aggregate accounts receivable balance for Italy, Spain, Portugal, and Greece, net of the allowance for doubtful accounts, was $619 million and $628 million, respectively. Medtronic continues to monitor the creditworthiness of customers located in these and other geographic areas. In the past, accounts receivable balances with certain customers in these countries have accumulated over time and were subsequently settled as large lump-sum payments. In the fourth quarter of fiscal year 2014, Medtronic received a $106 million payment in Spain. Although Medtronic does not currently foresee a significant credit risk associated with the outstanding accounts receivable, repayment is dependent upon the financial stability of the economies of these countries. For certain Greece distributors, collectability is not reasonably assured for revenue transactions and Medtronic defers revenue recognition until all revenue recognition criteria are met. As of July 25, 2014 and April 25, 2014, Medtronic’s deferred revenue balance for certain Greece distributors was $17 million and $15 million, respectively. As of July 25, 2014 and April 25, 2014, no one customer represented more than 10% of Medtronic’s outstanding accounts receivable.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Note 10 – Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	July 25, 2014	April 25, 2014
Finished goods	$1,235	$1,196
Work in process	283	247
Raw materials	318	282

Total	$1,836	$1,725

Note 11 – Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill for the three months ended July 25, 2014 are as follows:

(in millions)	Cardiac and Vascular Group	Restorative Therapies Group	Diabetes Group	Total
Balance as of April 25, 2014	$2,881	$6,368	$1,344	$10,593
Goodwill as a result of acquisitions	50	49	—	99
Other adjustments, net	(2)	—	—	(2)
Currency adjustment, net	5	1	—	6

Balance as of July 25, 2014	$2,934	$6,418	$1,344	$10,696

Balances of other intangible assets, net, excluding goodwill as of July 25, 2014 and April 25, 2014 are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Acquired IPR&D	Other	Total
Other intangible assets as of July 25, 2014:
Original cost	$3,992	$408	$116	$190	$4,706
Accumulated amortization	(1,946)	(337)	—	(82)	(2,365)

Carrying value	$2,046	$71	$116	$108	$2,341

Other intangible assets as of April 25, 2014:
Original cost	$3,857	$408	$119	$200	$4,584
Accumulated amortization	(1,878)	(332)	—	(88)	(2,298)

Carrying value	$1,979	$76	$119	$112	$2,286

Amortization expense for the three months ended July 25, 2014 and July 26, 2013 was $87 million and $86 million, respectively.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets, excluding any possible future amortization associated with acquired IPR&D, which has not met technological feasibility, is as follows:

(in millions) Fiscal Year	Estimated Amortization Expense
Remaining 2015	$275
2016	331
2017	309
2018	293
2019	249
2020	204
Thereafter	564

Total estimated amortization expense	$2,225

Note 12 – Warranty Obligation

Medtronic offers a warranty on various products. Medtronic estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect Medtronic’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Medtronic periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. Medtronic includes the warranty obligation in other accrued expenses and other long-term liabilities in the condensed consolidated balance sheets. Medtronic includes the covered costs associated with field actions, if any, in cost of products sold in Medtronic’s condensed consolidated statements of earnings.

Changes in Medtronic’s product warranty obligations during the three months ended July 25, 2014 and July 26, 2013 consisted of the following:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Balance at the beginning of the period	$32	$35
Warranty claims provision	6	11
Settlements made	(7)	(8)

Balance at the end of the period	$31	$38

Note 13 – Interest Expense, Net

Interest income and interest expense for the three months ended July 25, 2014 and July 26, 2013 are as follows:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Interest income	$(92)	$(50)
Interest expense	97	90

Interest expense, net	$5	$40

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Interest income includes interest earned on Medtronic’s cash, cash equivalents, and investments, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities.

Interest expense includes the expense associated with the interest on Medtronic’s outstanding borrowings, including short- and long-term instruments, ineffectiveness on interest rate derivative instruments, amortization of terminated interest rate swap agreements, and the amortization of debt issuance costs and debt discounts.

Note 14 – Income Taxes

Medtronic’s effective tax rates for the three months ended July 25, 2014 and July 26, 2013 were 19.6 percent and 17.3 percent, respectively. The increase in Medtronic’s effective tax rate for the three months ended July 25, 2014 was primarily due to the tax impact of special charges, restructuring charges, net, acquisition-related items, and the expiration of the U.S. federal research and development tax credit on December 31, 2013, partially offset by the benefit from year-over-year changes in operational results by jurisdiction.

During the three months ended July 25, 2014, Medtronic’s gross unrecognized tax benefits increased from $1.172 billion to $1.234 billion. In addition, Medtronic has accrued gross interest and penalties of $157 million as of July 25, 2014. If all of Medtronic’s unrecognized tax benefits were recognized, approximately $1.138 billion would impact Medtronic’s effective tax rate. Medtronic has recorded the gross unrecognized tax benefits as a long-termliability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months.

Medtronic will continue to recognize interest and penalties related to income tax matters in the provision for income taxes in the condensed consolidated statements of earnings and record the liability in current or long-term accrued income taxes in the condensed consolidated balance sheets, as appropriate.

As of July 25, 2014, there were no changes to significant unresolved matters with the U.S. Internal Revenue Service or foreign tax authorities from what Medtronic disclosed elsewhere in this joint proxy statement/prospectus.

Note 15 – Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued, and reduced by the number of shares Medtronic could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The table below sets forth the computation of basic and diluted earnings per share:

	Three months ended
(in millions, except per share data)	July 25, 2014	July 26, 2013
Numerator:
Net earnings	$871	$953
Denominator:
Basic – weighted average shares outstanding	992.6	1,009.7
Effect of dilutive securities:
Employee stock options	7.5	6.6
Employee restricted stock units	5.0	4.8
Other	0.1	0.1

Diluted – weighted average shares outstanding	1,005.2	1,021.2

Basic earnings per share:	$0.88	$0.94
Diluted earnings per share:	$0.87	$0.93

The calculation of weighted average diluted shares outstanding excludes options for approximately 9 million shares of common stock for the three months ended July 26, 2013, respectively, because their effect would be anti-dilutive on Medtronic’s earnings per share. For the three months ended July 25, 2014, there were no options that would have an anti-dilutive effect on Medtronic’s earnings per share.

Note 16 – Stock-Based Compensation

Under the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, Medtronic measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period.

The following table presents the components and classification of stock-based compensation expense recognized for the three months ended July 25, 2014 and July 26, 2013:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Stock options	$6	$8
Restricted stock awards	23	19
Employee stock purchase plan	5	4

Total stock-based compensation expense	$34	$31

Cost of products sold	$4	$3
Research and development expense	6	6
Selling, general, and administrative expense	24	22

Total stock-based compensation expense	$34	$31

Income tax benefits	(9)	(8)

Total stock-based compensation expense, net of tax	$25	$23

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Note 17 – Retirement Benefit Plans

Medtronic sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The net periodic benefit cost of the plans includes the following components for the three months ended July 25, 2014 and July 26, 2013:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits
	Three months ended		Three months ended		Three months ended
(in millions)	July 25, 2014	July 26, 2013	July 25, 2014	July 26, 2013	July 25, 2014	July 26, 2013
Service cost	$26	$27	$15	$14	$5	$5
Interest cost	26	24	8	7	4	3
Expected return on plan assets	(39)	(35)	(10)	(9)	(6)	(5)
Amortization of net actuarial loss	16	21	3	2	—	—

Net periodic benefit cost	$29	$37	$16	$14	$3	$3

Note 18 – Accumulated Other Comprehensive Income (Loss)

Changes in AOCI by component are as follows:

(in millions)	Unrealized Gain (Loss) on Available-for- Sale Securities		Cumulative Translation Adjustments (a)	Net Change in Retirement Obligations	Unrealized Gain (Loss) on Derivatives	Total Accumulated Other Comprehensive (Loss) Income
Balance as of April 25, 2014, net of tax	$(6)		$218	$(765)	$(44)	$(597)
Other comprehensive income before reclassifications, before tax	107		1	4	55	167
Tax expense	(39)		—	—	(19)	(58)

Other comprehensive income before reclassifications, net of tax	68		1	4	36	109
Reclassifications, before tax	(21)		—	19	3	1
Tax benefit (expense)	7		—	(6)	(2)	(1)

Reclassifications, net of tax	(14	)(b)	—	13 (c)	1 (d)	—

Other comprehensive income, net of tax	54		1	17	37	109

Balance as of July 25, 2014, net of tax	$48		$219	$(748)	$(7)	$(488)

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

(in millions)	Unrealized Gain (Loss) on Available-for- Sale Securities		Cumulative Translation Adjustments (a)	Net Change in Retirement Obligations	Unrealized Gain (Loss) on Derivatives		Total Accumulated Other Comprehensive (Loss) Income
Balance as of April 26, 2013, net of tax	$97		$205	$(852)	$58		$(492)
Other comprehensive (loss) income before reclassifications, before tax	(131)		(5)	—	18		(118)
Tax benefit (expense)	48		—	—	(6)		42

Other comprehensive (loss) income before reclassifications, net of tax	(83)		(5)	—	12		(76)
Reclassifications, before tax	(18)		—	23	(15)		(10)
Tax benefit (expense)	6		—	(9)	5		2

Reclassifications, net of tax	(12	)(b)	—	14 (c)	(10	)(d)	(8)

Other comprehensive (loss) income, net of tax	(95)		(5)	14	2		(84)

Balance as of July 26, 2013, net of tax	$2		$200	$(838)	$60		$(576)

(a)	Taxes are not provided on CTA as substantially all translation adjustments relate to earnings that are intended to be indefinitely reinvested outside the U.S.
(b)	Represents net realized gains on sales of available-for-sale securities that were reclassified from AOCI to other expense, net (see Note 6).
(c)	Includes net amortization of prior service costs and actuarial losses included in net periodic benefit cost (see Note 17).
(d)	Relates to foreign currency cash flow hedges that were reclassified from AOCI to other expense, net or cost of products sold and forward starting interest rate derivative instruments that were reclassified from AOCI to interest expense, net (see Note 9).

Note 19 – Contingencies

Medtronic is involved in a number of legal actions. The outcomes of these legal actions are not within Medtronic’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief (including injunctions barring the sale of products that are the subject of the lawsuit), that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, Medtronic records a liability in the consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving Medtronic are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete scientific facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines or punitive damages; or could result in a change in business practice. While it is not possible to predict the outcome for most of the matters discussed, Medtronic believes it is possible that costs associated with them could have a material adverse impact on Medtronic’s consolidated earnings, financial position, or cash flows.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

Sprint Fidelis Product Liability Matters

In 2007, a putative class action was filed in the Ontario Superior Court of Justice in Canada seeking damages for personal injuries allegedly related to Medtronic’s Sprint Fidelis family of defibrillation leads. On October 20, 2009, the court certified a class proceeding but denied class certification on plaintiffs’ claim for punitive damages. Pretrial proceedings are underway. Medtronic has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from this matter.

INFUSE Product Liability Litigation

As of August 26, 2014, plaintiffs had filed approximately 750 lawsuits against Medtronic in the U.S. state and federal courts, reflecting approximately 1,200 individual personal injury claims from the INFUSE bone graft product. Certain law firms have advised Medtronic that they may bring a large number of similar claims against Medtronic in the future. Medtronic estimates those law firms represent approximately 3,600 additional unfiled claimants. Medtronic recorded an expense of $140 million in fiscal year 2014, related to probable and reasonably estimated damages in connection with these matters.

Other INFUSE Litigation

On June 5, 2014, Humana, Inc. filed a lawsuit for unspecified monetary damages in the U.S. District Court for the Western District of Tennessee, alleging that Medtronic violated federal racketeering (RICO) law and various state laws, by conspiring with physicians to promote unapproved uses of INFUSE. Medtronic has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from this matter.

Shareholder Related Matters

On March 12, 2012, Charlotte Kokocinski filed a shareholder derivative action against both Medtronic and certain of its current and former officers and members of the Board of Directors in the U.S. District Court for the District of Minnesota, setting forth certain allegations, including a claim that defendants violated various purported duties in connection with the INFUSE bone graft product and otherwise. On March 25, 2013, the Court dismissed the case without prejudice. In May 2012, Daniel Himmel and the Saratoga Advantage Trust commenced two other separate shareholder derivative actions in Hennepin County, Minnesota, District Court against the same defendants, making allegations similar to those in the Kokocinski case. On July 1, 2014, Road Carriers Local 707 Welfare & Pension Funds filed a shareholder derivative action in Hennepin County, Minnesota, District Court against the same defendants making allegations similar to those in the Kokocinski, Himmel, and Saratoga Advantage Trust cases. On July 24, 2014, Anne Shirley Cutler filed a shareholder derivative action in Hennepin County, Minnesota, District Court against certain of the same defendants making allegations similar to those in the Kokocinski, Himmel, and Saratoga Advantage Trust cases as well as allegations that defendants violated purported duties in connection with the Synchromed pain pump system.

West Virginia Pipe Trades and Phil Pace, on June 27 and July 3, 2013, respectively, filed putative class action complaints against Medtronic and certain of its officers in the U.S. District Court for the District of Minnesota, alleging that the defendants made false and misleading public statements regarding the INFUSE Bone Graft product during the period of December 8, 2010 through August 3, 2011. Medtronic has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from these matters.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

On July 2, 2014, Lewis Merenstein filed a putative shareholder class action in Hennepin County, Minnesota, District Court seeking to enjoin the potential acquisition of Covidien. The lawsuit names Medtronic, Covidien, and each member of the Medtronic board as defendants, and alleges that the directors breached their fiduciary duties to shareholders with regard to the potential acquisition. On August 21, 2014, Kenneth Steiner filed a putative shareholder class action in Hennepin County, Minnesota, District Court, also seeking an injunction to prevent the potential Covidien acquisition. On July 10, 2014, Richard Taxman filed a putative shareholder class action in the U.S. District Court for the District of Massachusetts also seeking to enjoin the potential acquisition, and naming Medtronic, Covidien, and the members of the Covidien board of directors as defendants. On August 26, 2014, William Cobb filed a putative shareholder class action in Suffolk County Superior Court, Massachusetts, asserting claims similar to those asserted in Taxman. Medtronic has not recorded any expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from these matters.

Mirowski

Medtronic is a licensee to the RE 38,119 patent (‘119 Patent) and RE 38,897 patent (‘897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the ‘119 and ‘897 Patents to certain Medtronic cardiac resynchronization products. On December 17, 2007, Medtronic filed an action in U.S. District Court for the District of Delaware seeking a declaration that none of its products infringe any valid claims of either the ‘119 or ‘897 Patents. If certain conditions are fulfilled, the ‘119 and/or ‘897 Patents are determined to be valid, and the Medtronic products are found to infringe the ‘119 and/or ‘897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain cardiac resynchronization therapy-defibrillator (CRT-D) products. On March 30, 2011, the trial court entered a judgment of non-infringement in Medtronic’s favor. On September 16, 2012, the Federal Circuit reversed and remanded the trial court’s decision for a new trial, based on its holding that the trial court did not properly allocate the burden of proof in the initial proceedings. Medtronic’s petition for certiorari to the U.S. Supreme Court was granted, and on January 22, 2014, the Supreme Court reversed the Federal Circuit’s decision regarding the burden of proof. On March 11, 2014, the Federal Circuit affirmed the trial court’s judgment of non-infringement. On August 6, 2014, Mirowski filed a petition for certiorari to the U.S. Supreme Court asking for further review of the Federal Circuit’s affirmance. Medtronic has not recorded an expense pursuant to U.S. GAAP requirements in connection with this matter because any loss is not probable or reasonably estimable. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from this matter.

Other Matters

Medtronic has received subpoenas or document requests from certain government bodies seeking information regarding sales, marketing, clinical, and other information relating to the INFUSE bone graft product, including civil investigative demands from the Attorneys General in Massachusetts, California, Oregon, Illinois, and Washington. Medtronic is fully cooperating with these requests.

On October 14, 2010, Medtronic received a subpoena issued by the U.S. Attorney’s Office for the Western District of New York pursuant to the Health Insurance Portability & Accountability Act of 1996, relating to Medtronic’s sales, marketing, and reimbursement support practices regarding certain neurostimulation devices. Medtronic is fully cooperating with this inquiry. Medtronic recorded an expense of $3 million in the first quarter of fiscal year 2015, related to probable and reasonably estimated damages in connection with this matter.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

On November 9, 2010, the French Competition Authority commenced an investigation of Medtronic, along with a number of other medical device companies, and the companies’ trade association, Syndicat National de l’Industrie des Technologies Medicales (SNITEM), to determine whether such companies or SNITEM engaged in any anticompetitive practices in responding to tenders to purchase certain medical devices. Medtronic is fully cooperating with the investigation.

On December 3, 2013, Medtronic received a subpoena for records from the U.S. Attorney’s Office for the District of Minnesota, requesting information relating to Medtronic’s compliance with the Trade Agreements Act. Medtronic is fully cooperating with this inquiry.

Except as described above, Medtronic has not recorded an expense related to losses in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, Medtronic cannot reasonably estimate the range of loss, if any, that may result from these matters.

In the normal course of business, Medtronic periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of Medtronic’s products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. Medtronic’s maximum exposure under these indemnification provisions cannot be estimated, and Medtronic has not accrued any liabilities within the consolidated financial statements. Historically, Medtronic has not experienced significant losses on these types of indemnifications.

Note 20 – Segment and Geographic Information

Segment information

Medtronic’s management evaluates performance and allocates resources based on profit and loss from operations before income taxes and interest expense, net, not including special charges, restructuring charges, net, certain litigation charges, net, and acquisition-related items. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 to the consolidated audited financial statements included in this joint proxy statement/prospectus.

Medtronic operates under three reportable segments and three operating segments. Medtronic’s Cardiac and Vascular Group consists of three businesses: Cardiac Rhythm & Heart Failure, Coronary & Structural Heart, and Aortic & Peripheral. The primary products sold by this operating segment include those for cardiac rhythm disorders and cardiovascular disease. Medtronic’s Restorative Therapies Group consists of three businesses: Spine, Neuromodulation, and Surgical Technologies. The primary products sold by this operating segment include those for spinal conditions and musculoskeletal trauma, neurological disorders, urological and digestive disorders, and ear, nose, and throat conditions. The primary products sold by Medtronic’s Diabetes Group include those for diabetes management.

Net sales of Medtronic’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. Net sales and earnings before income taxes by reportable segment are as follows:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Cardiac and Vascular Group	$2,254	$2,160
Restorative Therapies Group	1,603	1,554
Diabetes Group	416	369

Total Net Sales	$4,273	$4,083

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
Cardiac and Vascular Group	$712	$756
Restorative Therapies Group	410	421
Diabetes Group	120	75

Total Reportable Segments’ Earnings Before Income Taxes	1,242	1,252
Special charges	—	(40)
Restructuring charges, net	(30)	(18)
Acquisition-related items	(41)	96
Interest expense, net	(5)	(40)
Corporate	(83)	(97)

Earnings Before Income Taxes	$1,083	$1,153

Geographic information

Net sales to external customers by geography are as follows:

	Three months ended
(in millions)	July 25, 2014	July 26, 2013
United States	$2,333	$2,206
Europe and Canada	1,081	1,046
Asia-Pacific	649	656
Other Foreign	210	175

Total Net Sales	$4,273	$4,083

Certain prior period net sales to external customers by geography have been corrected to conform to the current period classification. These revisions are considered immaterial.

Note 21 – Subsequent Events

The following developments have occurred since the events described in Medtronic’s unaudited condensed consolidated financial statements for the quarter ended July 25, 2014.

Timing

Medtronic expects the transaction to close in early 2015.

Financing

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

New Bridge Credit Agreement

On November 7, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement (the “New Bridge Credit Agreement”), among Medtronic, New Medtronic, Medtronic Global Holdings SCA, a partnership limited by shares incorporated in Luxembourg and a wholly owned indirect subsidiary of New Medtronic (“Medtronic Luxco”), the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the New Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations. If Medtronic draws loans under the New Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into a three-year senior unsecured term loan credit agreement (the “Term Loan Credit Agreement” and, together with the New Bridge Credit Agreement, the “New Credit Agreements”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments on the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with its entrance into the New Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under the existing 364-day senior unsecured Bridge Credit Agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under the 60-day senior unsecured Cash Bridge Credit Agreement dated as of June 15, 2014.

Amended and Restated Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into an amendment and restatement agreement (the “Revolver Amendment Agreement”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into an amendment and restatement (the “Amended and Restated Revolving Credit Agreement”) of Medtronic’s existing $2.25 billion five-year senior unsecured revolving credit agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

Medtronic, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited) (Continued)

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the Amended and Restated Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

A copy of the Bridge Credit Agreement is included as Exhibit 10.60 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Term Loan Credit Agreement is included as Exhibit 10.61 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Amended and Restated Revolving Credit Agreement is included as Exhibit 10.62 to the registration statement of which this joint proxy statement/prospectus forms a part. For further information regarding the Bridge Credit Agreement, the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement, please see the full text of the Bridge Credit Agreement, a copy of which is filed as Exhibit 10.1 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014, the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.2 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and the full text of the Amended and Restated Revolving Credit Agreement, a copy of which is filed as Exhibit 10.3 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medtronic, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Medtronic, Inc. and its subsidiaries (the Company) at April 25, 2014 and April 26, 2013, and the results of their operations and their cash flows for each of the three fiscal years in the period ended April 25, 2014 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(1) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 25, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 20, 2014

Consolidated Financial Statements as of April 25, 2014 and April 26, 2013 and for the three years ended April 25, 2014

Medtronic, Inc.

Consolidated Statements of Earnings

	Fiscal Year
	2014	2013	2012
(in millions, except per share data)
Net sales	$17,005	$16,590	$16,184

Costs and expenses:
Cost of products sold	4,333	4,126	3,889
Research and development expense	1,477	1,557	1,490
Selling, general, and administrative expense	5,847	5,698	5,623
Special charges	40	—	—
Restructuring charges, net	78	172	87
Certain litigation charges, net	770	245	90
Acquisition-related items	117	(49)	12
Amortization of intangible assets	349	331	335
Other expense, net	181	108	364
Interest expense, net	108	151	149

Total costs and expenses	13,300	12,339	12,039

Earnings from continuing operations before income taxes	3,705	4,251	4,145
Provision for income taxes	640	784	730

Earnings from continuing operations	3,065	3,467	3,415

Discontinued operations, net of tax:
Earnings from operations of Physio-Control	—	—	32
Physio-Control divestiture-related costs	—	—	(34)
Gain on sale of Physio-Control	—	—	204

Earnings from discontinued operations	—	—	202

Net earnings	$3,065	$3,467	$3,617

Basic earnings per share:
Earnings from continuing operations	$3.06	$3.40	$3.24

Net earnings	$3.06	$3.40	$3.43

Diluted earnings per share:
Earnings from continuing operations	$3.02	$3.37	$3.22

Net earnings	$3.02	$3.37	$3.41

Basic weighted average shares outstanding	1,002.1	1,019.3	1,053.9
Diluted weighted average shares outstanding	1,013.6	1,027.5	1,059.9

Cash dividends declared per common share	$1.12	$1.04	$0.97

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated Statements of Comprehensive Income

	Fiscal Year
	2014	2013	2012
(in millions)
Net earnings	$3,065	$3,467	$3,617

Other comprehensive income (loss), net of tax:
Unrealized loss on available-for-sale securities, net of tax benefit of $(58), $(19), and $(38), respectively	(103)	(33)	(66)
Translation adjustment	13	(21)	(137)
Net change in retirement obligations, net of tax expense (benefit) of $72, $(4), and $(130), respectively	87	(18)	(227)
Unrealized (loss) gain on derivatives, net of tax (benefit) expense of $(60), $30, and $105, respectively	(102)	53	181

Other comprehensive income (loss)	(105)	(19)	(249)

Comprehensive income	$2,960	$3,448	$3,368

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated Balance Sheets

	April 25, 2014	April 26, 2013
(in millions, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,403	$919
Investments	12,838	10,211
Accounts receivable, less allowances of $115 and $98, respectively	3,811	3,727
Inventories	1,725	1,712
Tax assets	736	539
Prepaid expenses and other current assets	697	744

Total current assets	21,210	17,852
Property, plant, and equipment, net	2,392	2,490
Goodwill	10,593	10,329
Other intangible assets, net	2,286	2,673
Long-term tax assets	300	232
Other assets	1,162	1,324

Total assets	$37,943	$34,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$1,613	$910
Accounts payable	742	681
Accrued compensation	1,015	1,011
Accrued income taxes	164	88
Deferred tax liabilities	19	16
Other accrued expenses	2,006	1,244

Total current liabilities	5,559	3,950
Long-term debt	10,315	9,741
Long-term accrued compensation and retirement benefits	662	752
Long-term accrued income taxes	1,343	1,168
Long-term deferred tax liabilities	386	340
Other long-term liabilities	235	278

Total liabilities	18,500	16,229
Commitments and contingencies (Notes 4, 15, and 18)
Shareholders’ equity:
Preferred stock— par value $1.00; 2.5 million shares authorized, none outstanding	—	—
Common stock— par value $0.10; 1.6 billion shares authorized, 998,999,125 and 1,016,014,005 shares issued and outstanding, respectively	100	102
Retained earnings	19,940	19,061
Accumulated other comprehensive loss	(597)	(492)

Total shareholders’ equity	19,443	18,671

Total liabilities and shareholders’ equity	$37,943	$34,900

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated Statements of Shareholders’ Equity

	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
(in millions)
Balance as of April 29, 2011	1,070	$107	$16,085	$(224)	$15,968
Net earnings	—	—	3,617	—	3,617
Other comprehensive loss	—	—	—	(249)	(249)
Dividends to shareholders	—	—	(1,021)	—	(1,021)
Issuance of common stock under stock purchase and award plans	4	—	96	—	96
Repurchase of common stock	(37)	(3)	(1,437)	—	(1,440)
Tax deficit from exercise of stock-based awards	—	—	(19)	—	(19)
Stock-based compensation	—	—	161	—	161

Balance as of April 27, 2012	1,037	$104	$17,482	$(473)	$17,113
Net earnings	—	—	3,467	—	3,467
Other comprehensive loss	—	—	—	(19)	(19)
Dividends to shareholders	—	—	(1,055)	—	(1,055)
Issuance of common stock under stock purchase and award plans	10	1	266	—	267
Repurchase of common stock	(31)	(3)	(1,244)	—	(1,247)
Tax deficit from exercise of stock-based awards	—	—	(7)	—	(7)
Stock-based compensation	—	—	152	—	152

Balance as of April 26, 2013	1,016	$102	$19,061	$(492)	$18,671
Net earnings	—	—	3,065	—	3,065
Other comprehensive loss	—	—	—	(105)	(105)
Dividends to shareholders	—	—	(1,116)	—	(1,116)
Issuance of common stock under stock purchase and award plans	31	3	1,304	—	1,307
Repurchase of common stock	(48)	(5)	(2,548)	—	(2,553)
Tax benefit from exercise of stock-based awards	—	—	29	—	29
Stock-based compensation	—	—	145	—	145

Balance as of April 25, 2014	999	$100	$19,940	$(597)	$19,443

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Consolidated Statements of Cash Flows

	Fiscal Year
	2014	2013	2012
(in millions)
Operating Activities:
Net earnings	$3,065	$3,467	$3,617
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	850	819	833
Amortization of debt discount and issuance costs	8	104	85
Gain on sale of Physio-Control	—	—	(218)
Acquisition-related items	110	(74)	45
Provision for doubtful accounts	43	51	66
Deferred income taxes	(207)	(7)	14
Stock-based compensation	145	152	161
Other, net	(28)	—	—
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(70)	1	(252)
Inventories	(39)	93	(185)
Accounts payable and accrued liabilities	(117)	481	300
Other operating assets and liabilities	444	(215)	155
Certain litigation charges, net	770	245	90
Certain litigation payments	(15)	(175)	(241)

Net cash provided by operating activities	4,959	4,942	4,470
Investing Activities:
Acquisitions, net of cash acquired	(385)	(820)	(556)
Proceeds from divestiture of Physio-Control	—	—	386
Additions to property, plant, and equipment	(396)	(457)	(484)
Purchases of marketable securities	(10,895)	(12,321)	(9,704)
Sales and maturities of marketable securities	8,111	10,511	7,717
Other investing activities, net	(29)	(14)	(21)

Net cash used in investing activities	(3,594)	(3,101)	(2,662)
Financing Activities:
Acquisition-related contingent consideration	(1)	(18)	(118)
Change in short-term borrowings, net	127	(720)	165
Repayment of short-term borrowings (maturities greater than 90 days)	(1,301)	(2,700)	(3,275)
Proceeds from short-term borrowings (maturities greater than 90 days)	1,176	2,628	2,525
Issuance of long-term debt	1,994	2,980	1,210
Payments on long-term debt	(565)	(2,214)	(24)
Dividends to shareholders	(1,116)	(1,055)	(1,021)
Issuance of common stock	1,307	267	96
Repurchase of common stock	(2,553)	(1,247)	(1,440)
Other financing activities	14	(22)	—

Net cash used in financing activities	(918)	(2,101)	(1,882)
Effect of exchange rate changes on cash and cash equivalents	37	7	(71)

Net change in cash and cash equivalents	484	(253)	(145)
Cash and cash equivalents at beginning of period	919	1,172	1,317

Cash and cash equivalents at end of period	$1,403	$919	$1,172

Supplemental Cash Flow Information
Cash paid for:
Income taxes	$521	$537	$454
Interest	394	333	312

The consolidated statement of cash flows for fiscal year 2012 includes the activities of the discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Medtronic, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Operations    Medtronic, Inc. (Medtronic or the Company) is the global leader in medical technology – alleviating pain, restoring health, and extending life for millions of people around the world. The Company provides innovative products and therapies for use by medical professionals to meet the health care needs of their patients. Primary products include those for cardiac rhythm disorders, cardiovascular disease, neurological disorders, spinal conditions and musculoskeletal trauma, urological and digestive disorders, and ear, nose, and throat and diabetes conditions.

The Company is headquartered in Minneapolis, Minnesota, and markets its products primarily through a direct sales force in the United States (U.S.) and a combination of direct sales representatives and independent distributors in international markets. The primary markets for products are the U.S., Western Europe, Japan, and emerging markets.

Principles of Consolidation    The consolidated financial statements include the accounts of Medtronic, Inc., and its consolidated subsidiaries. All significant intercompany transactions and accounts have been eliminated. U.S. generally accepted accounting principles (U.S. GAAP) are applied when determining whether an entity is subject to consolidation.

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations. All information in the following notes to the consolidated financial statements includes only results from continuing operations (excluding Physio-Control) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 17.

Fiscal Year-End    The Company utilizes a 52/53-week fiscal year, ending the last Friday in April. The Company’s fiscal years 2014, 2013, and 2012 ended on April 25, 2014, April 26, 2013, and April 27, 2012, respectively, all of which were 52-week years. Fiscal year 2016 is the next 53-week year.

Reclassifications    In the first quarter of fiscal year 2014, the Company revised the classification of certain outstanding checks previously classified as a reduction of cash and cash equivalents in the prior period consolidated balance sheets to accounts payable, and revised the prior period consolidated statements of cash flows for the associated impact. Certain prior period disclosures have been reclassified to conform to current year presentation. These revisions are considered immaterial.

Use of Estimates    The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash Equivalents    The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.

Investments    Investments in marketable equity securities and debt securities are classified and accounted for as available-for-sale. Debt securities include corporate debt securities, U.S. and foreign government and agency securities, certificates of deposit, mortgage-backed securities, other asset-backed securities, debt funds, and auction rate securities. These investments are recorded at fair value in the consolidated balance sheets. The change in fair value for available-for-sale securities is recorded, net of taxes, as a component of accumulated

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

other comprehensive loss on the consolidated balance sheets. Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. The classification of marketable securities as current or long-term is based on the nature of the securities and their availability for use in current operations consistent with how the Company manages its capital structure and liquidity.

Investments in securities that are classified and accounted for as trading securities include exchange-traded funds and are recorded at fair value on the consolidated balance sheets. The Company’s trading securities seek to offset changes in liabilities related to equity and other market risks of certain deferred compensation arrangements. The change in fair value for trading securities is recorded as a component of interest expense, net on the consolidated statements of earnings.

Certain of the Company’s investments in equity and other securities are long-term, strategic investments in companies that are in varied stages of development. The Company accounts for these investments under the cost or the equity method of accounting, as appropriate. These investments are included in other assets on the consolidated balance sheets. The valuation of equity and other securities accounted for under the cost method considers all available financial information related to the investee, including valuations based on recent third-party equity investments in the investee. If an unrealized loss for any investment is considered to be other-than-temporary, the loss will be recognized in the consolidated statements of earnings in the period the determination is made. Equity securities accounted for under the equity method are initially recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Equity securities accounted for under both the cost and equity methods are reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. See Note 5 for discussion of the gains and losses recognized on equity and other securities.

Accounts Receivable    The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivables. The Company maintains an allowance for doubtful accounts for potential credit losses. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible.

Inventories    Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventory balances are as follows:

(in millions)	April 25, 2014	April 26, 2013
Finished goods	$1,196	$1,174
Work in process	247	248
Raw materials	282	290

Total	$1,725	$1,712

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Property, Plant, and Equipment    Property, plant, and equipment is stated at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the various assets. Property, plant, and equipment balances and corresponding lives are as follows:

(in millions)	April 25, 2014	April 26, 2013	Lives (in years)
Land and land improvements	$152	$151	Up to 20
Buildings and leasehold improvements	1,565	1,532	Up to 40
Equipment	4,409	4,110	3-7
Construction in progress	313	359	—

Subtotal	6,439	6,152
Less: Accumulated depreciation	(4,047)	(3,662)

Property, plant, and equipment, net	$2,392	$2,490

Depreciation expense of $501 million, $488 million, and $498 million was recognized in fiscal years 2014, 2013, and 2012, respectively.

Goodwill    Goodwill is the excess of the purchase price (consideration) over the estimated fair value of net assets, including in-process research and development (IPR&D), of acquired businesses. In accordance with U.S. GAAP, goodwill is not amortized. The Company assesses the impairment of goodwill annually in the third quarter and whenever an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceed the estimated fair value of the reporting unit. The estimated fair value is determined using a discounted future cash flow analysis.

Other Intangible Assets    Other intangible assets include patents, trademarks, purchased technology, and IPR&D (since April 25, 2009). Intangible assets with a definite life are amortized on a straight-line or accelerated basis, as appropriate, with estimated useful lives ranging from three to 20 years. Intangible assets with a definite life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. Indefinite-lived intangible assets are tested for impairment annually in the third quarter and whenever events or changes in circumstances indicate that the carrying amount may be impaired. Impairment is calculated as the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted future cash flow analysis.

IPR&D    During fiscal year 2010, the Company adopted authoritative guidance related to business combinations. Subsequent to the adoption of this guidance, IPR&D acquired in a business combination is capitalized at its fair value as an indefinite-lived intangible asset. Prior to the adoption of this guidance, IPR&D was immediately expensed. The adoption of the authoritative guidance did not change the requirement to expense IPR&D immediately with respect to asset acquisitions. IPR&D charges are included within acquisition-related items in the consolidated statements of earnings. IPR&D has an indefinite life and is not amortized until completion and development of the project, at which time the IPR&D becomes an amortizable asset. If the related project is not completed in a timely manner or the project is terminated or abandoned, the Company may have an impairment related to the IPR&D, calculated as the excess of the asset’s carrying value over its fair value.

The Company’s policy defines IPR&D as the fair value of those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the fair value of IPR&D acquired as

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

part of a business combination requires the Company to make significant estimates. The fair value assigned to IPR&D is determined by estimating the future cash flows of each project or technology and discounting the net cash flows back to their present values. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. These methodologies include consideration of the risk of the project not achieving commercial feasibility.

At the time of acquisition, the Company expects that all acquired IPR&D will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and conducting clinical trials necessary to obtain regulatory approvals. The risks associated with achieving commercialization include, but are not limited to, delay or failure to obtain regulatory approvals to conduct clinical trials, delay or failure to obtain required market clearances, or delays or issues with patent issuance, or validity and litigation. If commercial viability were not achieved, the Company would likely look to other alternatives to provide these therapies.

Contingent Consideration    During fiscal year 2010, as mentioned above, the Company adopted authoritative guidance related to business combinations. Under this guidance, the Company must recognize contingent consideration at fair value at the acquisition date. Prior to the adoption of this guidance, contingent consideration was not included on the balance sheet and was recorded as incurred. The acquisition date fair value is measured based on the consideration expected to be transferred (probability-weighted), discounted back to present value. The discount rate used is determined at the time of measurement in accordance with accepted valuation methodologies. The fair value of the contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as income or expense within acquisition-related items in the consolidated statements of earnings. Therefore, any changes in the fair value will impact the Company’s earnings in such reporting period thereby resulting in potential variability in the Company’s earnings until contingencies are resolved.

Warranty Obligation    The Company offers a warranty on various products. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time the product is sold. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount of the reserve recorded is equal to the net costs to repair or otherwise satisfy the claim. The Company includes the warranty obligation in other accrued expenses and other long-term liabilities on the Company’s consolidated balance sheets. The Company includes the covered costs associated with field actions, if any, in cost of products sold in the Company’s consolidated statements of earnings.

Changes in the Company’s product warranty obligations during the years ended April 25, 2014 and April 26, 2013 consisted of the following:

(in millions)
Balance as of April 27, 2012	$31
Warranty claims provision	25
Settlements made	(21)

Balance as of April 26, 2013	$35
Warranty claims provision	25
Settlements made	(28)

Balance as of April 25, 2014	$32

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Self-Insurance    It is the Company’s policy to self-insure the vast majority of its insurable risks including medical and dental costs, disability coverage, physical loss to property, business interruptions, workers’ compensation, comprehensive general, and product liability. Insurance coverage is obtained for those risks required to be insured by law or contract. The Company uses claims data and historical experience, as applicable, to estimate liabilities associated with the exposures that the Company has self-insured. Based on historical loss trends, the Company believes that its self-insurance program accruals and its existing insurance coverage will be adequate to cover future losses. Historical trends, however, may not be indicative of future losses. These losses could have a material adverse impact on the Company’s consolidated financial statements.

Retirement Benefit Plan Assumptions    The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. Pension benefit costs include assumptions for the discount rate, retirement age, compensation rate increases, and the expected return on plan assets. Post-retirement medical benefit costs include assumptions for the discount rate, retirement age, expected return on plan assets, and health care cost trend rate assumptions.

The Company evaluates the assumptions, including discount rate, retirement age, compensation rate increases, expected return on plan assets, and health care cost trend assumptions of its pension benefits and post-retirement benefits annually. In evaluating these assumptions, many factors are considered, including an evaluation of assumptions made by other companies, historical assumptions compared to actual results, current market conditions, asset allocations, and the views of leading financial advisors and economists. In evaluating the expected retirement age assumption, the Company considers the retirement ages of past employees eligible for pension and medical benefits together with expectations of future retirement ages. Refer to Note 14 for additional information regarding the Company’s retirement benefit plans.

Accrued Certain Litigation Charges    As of April 25, 2014 and April 26, 2013, accrued certain litigation charges were $917 million and $161 million, respectively. The Company includes accrued certain litigation charges in other accrued expenses on the Company’s consolidated balance sheets.

Revenue Recognition    The Company sells its products primarily through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. The Company recognizes revenue when title to the goods and risk of loss transfers to customers, provided there are no material remaining performance obligations required of the Company or any matters requiring customer acceptance. In cases where the Company utilizes distributors or ships product directly to the end user, it recognizes revenue upon shipment provided all revenue recognition criteria have been met. A portion of the Company’s revenue is generated from inventory maintained at hospitals or with field representatives. For these products, revenue is recognized at the time the product has been used or implanted. The Company records estimated sales returns, discounts, and rebates as a reduction of net sales in the same period revenue is recognized.

For multiple-element arrangements, the Company allocates arrangement consideration to the deliverables by use of the relative selling price method. The selling price used for each deliverable is based on vendor–specific objective evidence (VSOE) if available, third–party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. BESP is determined in a manner consistent with that used to establish the price to sell the deliverable on a standalone basis.

Shipping and Handling    Shipping and handling costs incurred were $194 million, $182 million, and $167 million in fiscal years 2014, 2013, and 2012, respectively, and are included in selling, general, and administrative expense in the consolidated statements of earnings.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Research and Development    Research and development costs are expensed when incurred. Research and development costs include costs of all basic research activities as well as other research, engineering, and technical effort required to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.

Other Expense, Net    Other expense, net includes royalty income and expense, realized equity security gains and losses, realized foreign currency transaction and derivative gains and losses, impairment charges on equity securities, the Puerto Rico excise tax, and the U.S. medical device excise tax.

Stock-Based Compensation    The Company’s compensation programs include share-based payments. All awards under share-based payment programs are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into cost of products sold, research and development expense, and selling, general, and administrative expense in the consolidated statements of earnings, as appropriate. Refer to Note 12 for additional information.

Foreign Currency Translation    Assets and liabilities of non-U.S. dollar functional currency entities are translated to U.S. dollars at period-end exchange rates, and the resulting gains and losses arising from the translation of those net assets are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive loss on the consolidated balance sheets. Elements of the consolidated statements of earnings are translated at average currency exchange rates in effect during the period and foreign currency transaction gains and losses are included in other expense, net in the consolidated statements of earnings.

Comprehensive Income and Accumulated Other Comprehensive Loss    In addition to net earnings, comprehensive income includes changes in currency exchange rate translation adjustments, unrealized gains and losses on currency exchange rate derivative contracts and interest rate derivative instruments qualifying and designated as cash flow hedges, net changes in retirement obligation funded status, and unrealized gains and losses on available-for-sale marketable securities. Taxes are not provided on cumulative translation adjustments as substantially all translation adjustments relate to earnings that are intended to be indefinitely reinvested outside the U.S.

Presented below is a summary of activity for each component of accumulated other comprehensive loss for fiscal years 2013 and 2012:

(in millions)	Unrealized Gain (Loss) on Available-for- Sale Securities	Cumulative Translation Adjustments	Net Change in Retirement Obligations	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Loss
Balance as of April 29, 2011	$196	$443	$(607)	$(256)	$(224)
Other comprehensive (loss) income	(66)	(137)	(227)	181	(249)

Balance as of April 27, 2012	$130	$306	$(834)	$(75)	$(473)
Other comprehensive (loss) income	(33)	(21)	(18)	53	(19)
Correction of classification	—	(80)	—	80	—

Balance as of April 26, 2013	$97	$205	$(852)	$58	$(492)

Included in cumulative translation adjustments is translation on certain foreign exchange rate derivatives held by non-U.S. dollar functional currency entities. In fiscal year 2014, the Company corrected the classification of

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

cumulative translation of the unrealized gains (losses) on certain foreign exchange rate derivatives held by non-U.S. dollar functional currency entities from cumulative translation adjustment (CTA) to unrealized gain (loss) on derivatives. The Company has applied this change retrospectively to April 26, 2013 as a correction of the classification in the table above. In the first quarter of fiscal year 2014, the Company prospectively adopted guidance issued that requires additional disclosure related to the impact of reclassification adjustments out of accumulated other comprehensive income (loss) on net income. The required disclosures are included in Note 16.

Refer to the consolidated statements of comprehensive income for additional information.

Derivatives    U.S. GAAP requires companies to recognize all derivatives as assets and liabilities on the balance sheet and to measure the instruments at fair value through earnings unless the derivative qualifies as a hedge. If the derivative is a hedge, depending on the nature of the hedge and hedge effectiveness, changes in the fair value of the derivative will either be recognized currently through earnings or recorded in other comprehensive income (loss) until the hedged item is recognized in earnings upon settlement/termination. The changes in the fair value of the derivative are intended to offset the change in fair value of the hedged asset, liability, or probable commitment. The Company evaluates hedge effectiveness at inception and on an ongoing basis. If a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is recorded in earnings.

The Company uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments, to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the forward contract, the derivative is designated as either a freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. The Company does not enter into currency exchange rate derivative contracts for speculative purposes. All derivative instruments are recorded at fair value on the consolidated balance sheets, as a component of prepaid expenses and other current assets, other assets, other accrued expenses, or other long-term liabilities depending upon the gain or loss position of the contract and contract maturity date.

Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive loss. The effective portion of the gain or loss on the derivative instrument is reclassified into earnings and is included in other expense, net or cost of products sold in the consolidated statements of earnings, depending on the underlying transaction that is being hedged, in the same period or periods during which the hedged transaction affects earnings. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows.

The Company uses freestanding derivative forward contracts to offset its exposure to the change in value of specific foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized in earnings, thereby offsetting the current earnings effect of the related change in value of foreign currency denominated assets and liabilities.

The Company uses forward starting interest rate derivative instruments designated as cash flow hedges to manage the exposure to interest rate volatility with regard to future issuances of fixed-rate debt. The effective portion of the gains or losses on the forward starting interest rate derivative instruments that are designated and qualify as cash flow hedges are reported as a component of accumulated other comprehensive loss. Beginning in

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

the period in which the planned debt issuance occurs and the related derivative instruments are terminated, the effective portion of the gains or losses are then reclassified into interest expense, net over the term of the related debt. Any portion of the gains or losses that are determined to be ineffective are immediately recognized in interest expense, net. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows.

The Company uses interest rate derivative instruments designated as fair value hedges to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to agreed-upon notional principal amounts. Changes in the fair value of the derivative instrument are recorded in interest expense, net, and are offset by changes in the fair value on the underlying debt instrument. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense, net over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as operating activities in the consolidated statements of cash flows.

In addition, the Company has collateral credit agreements with its primary derivative counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties.

Earnings Per Share    Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding, increased by the number of additional shares that would have been outstanding had the potentially dilutive common shares been issued, and reduced by the number of shares the Company could have repurchased from the proceeds from issuance of the potentially dilutive shares. Potentially dilutive shares of common stock include stock options and other stock-based awards granted under stock-based compensation plans and shares committed to be purchased under the employee stock purchase plan.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The table below sets forth the computation of basic and diluted earnings per share:

	Fiscal Year
(in millions, except per share data)	2014	2013	2012
Numerator:
Earnings from continuing operations	$3,065	$3,467	$3,415
Earnings from discontinued operations	—	—	202
Net earnings	3,065	3,467	3,617
Denominator:
Basic – weighted average shares outstanding	1,002.1	1,019.3	1,053.9
Effect of dilutive securities:
Employee stock options	7.1	2.8	0.9
Employee restricted stock units	4.3	5.3	4.9
Other	0.1	0.1	0.2

Diluted – weighted average shares outstanding	1,013.6	1,027.5	1,059.9

Basic earnings per share:
Earnings from continuing operations	$3.06	$3.40	$3.24
Earnings from discontinued operations	$—	$—	$0.19
Net earnings	$3.06	$3.40	$3.43
Diluted earnings per share:
Earnings from continuing operations	$3.02	$3.37	$3.22
Earnings from discontinued operations	$—	$—	$0.19
Net earnings	$3.02	$3.37	$3.41

The calculation of weighted average diluted shares outstanding excludes options for approximately 5 million, 38 million, and 51 million shares of common stock in fiscal years 2014, 2013, and 2012, respectively, because their effect would be anti-dilutive on the Company’s earnings per share.

New Accounting Standards

Recently Adopted

In December 2011 and January 2013, the Financial Accounting Standards Board (FASB) issued new accounting guidance related to disclosures on offsetting assets and liabilities on the balance sheet. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. The Company retrospectively adopted this accounting guidance in the first quarter of fiscal year 2014. The required disclosures are included in Note 9. Since the accounting guidance only requires disclosure, its adoption did not have a material impact on the Company’s consolidated financial statements.

In July 2012, the FASB updated the accounting guidance related to annual and interim indefinite-lived intangible asset impairment testing. The updated accounting guidance allows entities to first assess qualitative factors before performing a quantitative assessment of the fair value of indefinite-lived intangible assets. If it is

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

determined on the basis of qualitative factors that the fair value of indefinite-lived intangible assets is more likely than not less than the carrying amount, the existing quantitative impairment test is required. Otherwise, no further impairment testing is required. The Company adopted this accounting guidance in the first quarter of fiscal year 2014 and its adoption did not have a material impact on the Company’s consolidated financial statements.

In February 2013, the FASB expanded the disclosure requirements with respect to changes in accumulated other comprehensive income (AOCI). Under this new guidance, companies are required to disclose the amount of income (or loss) reclassified out of AOCI to each respective line item on the statements of earnings where net income is presented. The guidance allows companies to elect whether to disclose the reclassification either in the notes to the financial statements or parenthetically on the face of the financial statements. In the first quarter of fiscal year 2014, the Company prospectively adopted this guidance. The required disclosures are included in Note 16. Since the accounting guidance only impacts disclosure requirements, its adoption did not have a material impact on the Company’s consolidated financial statements.

Not Yet Adopted

In March 2013, the FASB issued amended guidance on a parent company’s accounting for the CTA recorded in AOCI associated with a foreign entity. The amendment requires a parent to release into net income the CTA related to its investment in a foreign entity when it either sells a part or all of its investment, or no longer holds a controlling financial interest, in a subsidiary or group of assets within a foreign entity. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2015. Subsequent to adoption, this amended guidance would impact the Company’s financial position and results of operations prospectively in the instance of an event or transaction described above.

In July 2013, the FASB issued amended guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction of a deferred tax asset when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists, with certain exceptions. This accounting guidance is effective prospectively for the Company beginning in the first quarter of fiscal year 2015. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2014, the FASB issued amended guidance for reporting discontinued operations. The amended guidance changes the criteria for determining when the results of operations are to be reported as discontinued operations and expands the related disclosure requirements. The guidance defines a discontinued operation as a disposal of a component or group of components that is disposed of or classified as held for sale which is a strategic shift that has, or will have, a major effect on financial position and results of operations. This accounting guidance is effective prospectively for the Company beginning in the first quarter of fiscal year 2016, with early adoption permitted. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued amended revenue recognition guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required about customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2018 using one of two prescribed retrospective methods. Early adoption is not permitted. The Company is evaluating the impact of the amended revenue recognition guidance on the Company’s consolidated financial statements.

2. Special Charges and Certain Litigation Charges, Net

Special Charges

During fiscal year 2014, consistent with the Company’s commitment to improving the health of people and communities throughout the world, the Company made a $40 million charitable contribution to the Medtronic Foundation, which is a related party non-profit organization.

During fiscal years 2013 and 2012, there were no special charges.

Certain Litigation Charges, Net

The Company classifies material litigation charges and gains recognized as certain litigation charges, net.

During fiscal year 2014, the Company recorded certain litigation charges, net of $770 million, which primarily includes the global patent settlement agreement with Edwards Lifesciences Corporation (Edwards) of $589 million, accounting charges for probable and reasonably estimable INFUSE product liability litigation of $140 million, and other litigation. Refer to Note 18 for additional information.

During fiscal year 2013, the Company recorded certain litigation charges, net of $245 million related to probable and reasonably estimated damages resulting from patent litigation with Edwards. Refer to Note 18 for additional information.

During fiscal year 2012, the Company recorded certain litigation charges, net of $90 million related to the agreement to settle the federal securities class action initiated in December 2008 by the Minneapolis Firefighters’ Relief Association. During the fourth quarter of fiscal year 2012, Medtronic settled all of these class claims for $85 million and incurred $5 million in additional litigation fees.

3. Restructuring Charges, Net

Fiscal Year 2014 Initiative

In the fourth quarter of fiscal year 2014, the Company recorded a $116 million restructuring charge, which consisted of employee termination costs of $65 million, asset write-downs of $26 million, contract termination costs of $3 million, and other related costs of $22 million. Of the $26 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the consolidated statements of earnings. The fiscal year 2014 initiative primarily relates to the Company’s renal denervation business, certain manufacturing shut-downs, and a reduction of back-office support functions in Europe.

As of the end of the fourth quarter of fiscal year 2014, the Company identified approximately 600 positions for elimination to be achieved primarily through involuntary separation. The fiscal year 2014 initiative is scheduled to be substantially complete by the end of the fourth quarter of fiscal year 2015.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

A summary of the activity related to the fiscal year 2014 initiative is presented below:

	Fiscal Year 2014 Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 26, 2013	$—	$—	$—	$—
Restructuring charges	65	26	25	116
Payments/write-downs	(1)	(26)	(14)	(41)

Balance as of April 25, 2014	$64	$—	$11	$75

Fiscal Year 2013 Initiative

The fiscal year 2013 initiative was designed to scale back the Company’s infrastructure in slower growing areas of the business, while continuing to invest in geographies, businesses, and products where faster growth is anticipated. A number of factors have contributed to ongoing challenging market dynamics, including increased pricing pressure, various governmental austerity measures, and the U.S. medical device excise tax. In the fourth quarter of fiscal year 2013, the Company recorded a $192 million restructuring charge, which consisted of employee termination costs of $150 million, asset write-downs of $13 million, contract termination costs of $18 million, and other related costs of $11 million. Of the $13 million of asset write-downs, $10 million related to inventory write-offs of discontinued product lines and production-related asset impairments, and therefore, was recorded within cost of products sold in the consolidated statements of earnings. In the first quarter of fiscal year 2014, the Company recorded an $18 million restructuring charge, which was the final charge related to the fiscal year 2013 initiative and consisted primarily of contract termination costs of $14 million and other related costs of $4 million.

As of the end of the fourth quarter of fiscal year 2013, the Company identified approximately 2,000 positions for elimination to be achieved through involuntary and voluntary separation.

In fiscal year 2014, the Company recorded a reversal of excess restructuring reserves related to the fiscal year 2013 initiative of $46 million. The reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within the Company.

As a result of certain legal requirements outside the U.S., the fiscal year 2013 initiative is scheduled to be substantially complete by the end of the third quarter of fiscal year 2016.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

A summary of the activity related to the fiscal year 2013 initiative is presented below:

	Fiscal Year 2013 Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 27, 2012	$—	$—	$—	$—
Restructuring charges	150	13	29	192
Payments/write-downs	(3)	(13)	(6)	(22)

Balance as of April 26, 2013	$147	$—	$23	$170
Restructuring charges	—	—	18	18
Payments	(79)	—	(39)	(118)
Reversal of excess accrual	(45)	—	(1)	(46)

Balance as of April 25, 2014	$23	$—	$1	$24

Fiscal Year 2012 Initiative

In the fourth quarter of fiscal year 2012, the Company recorded a $118 million restructuring charge, which consisted of employee termination costs of $66 million, asset write-downs of $9 million, contract termination costs of $30 million, and other related costs of $13 million. The fiscal year 2012 initiative was designed to reduce general, administrative, and indirect distribution costs in certain organizations within the Company while prioritizing investment in research and development, and sales and marketing in those organizations within the Company where faster growth is anticipated, such as emerging markets and new technologies.

As of the end of the fourth quarter of fiscal year 2012, the Company identified approximately 1,000 positions for elimination to be achieved through involuntary and voluntary separation. As of April 26, 2013, the fiscal year 2012 initiative was substantially complete.

In the fourth quarter of fiscal year 2013, the Company recorded a $10 million reversal of excess restructuring reserves related to the fiscal year 2012 initiative. This reversal was primarily a result of revisions to particular strategies and certain employees identified for elimination finding other positions within the Company.

A summary of the activity related to the fiscal year 2012 initiative is presented below:

	Fiscal Year 2012 Initiative
(in millions)	Employee Termination Costs	Asset Write-downs	Other Costs	Total
Balance as of April 29, 2011	$—	$—	$—	$—
Restructuring charges	66	9	43	118
Payments/write-downs	(2)	(9)	(16)	(27)

Balance as of April 27, 2012	$64	$—	$27	$91
Payments	(54)	—	(23)	(77)
Reversal of excess accrual	(10)	—	—	(10)

Balance as of April 26, 2013	$—	$—	$4	$4
Payments	—	—	(4)	(4)

Balance as of April 25, 2014	$—	$—	$—	$—

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

4. Acquisitions and Acquisition-Related Items

The Company had various acquisitions and other acquisition-related activity during fiscal years 2014, 2013, and 2012. Certain acquisitions were accounted for as business combinations as noted below. In accordance with authoritative guidance on business combination accounting, the assets and liabilities of the company acquired were recorded as of the acquisition date, at their respective fair values, and consolidated. The pro forma impact of these acquisitions was not significant, individually or in the aggregate, to the results of the Company for the fiscal years ended April 25, 2014, April 26, 2013, or April 27, 2012. The results of operations related to each company acquired have been included in the Company’s consolidated statements of earnings since the date each company was acquired.

Fiscal Year 2014

TYRX, Inc.

On December 30, 2013, the Company acquired TYRX, Inc. (TYRX), a privately-held developer of antibiotic drug and implanted medical device combinations. TYRX’s products include those designed to reduce surgical site infections associated with implantable pacemakers, defibrillators, and spinal cord neurostimulators. Under the terms of the agreement, the transaction included an initial up-front payment of $159 million, representing a purchase price net of acquired cash, including the assumption and settlement of existing TYRX debt and direct acquisition costs. Total consideration for the transaction was approximately $222 million, which included estimated fair values for product development-based and revenue-based contingent consideration of $25 million and $35 million, respectively. The product development-based contingent consideration includes a future potential payment of $40 million upon achieving certain milestones, and the revenue-based contingent consideration payments equal TYRX’s actual annual revenue growth for the Company’s fiscal years 2015 and 2016. Based upon the preliminary acquisition valuation, the Company acquired $94 million of technology-based intangible assets with an estimated useful life of 14 years and $132 million of goodwill. The acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of TYRX as a business combination using the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. During the fourth quarter of fiscal year 2014, the Company recorded minor adjustments to goodwill and long-term deferred tax liabilities, net. The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$6
Property, plant, and equipment	1
Intangible assets	94
Goodwill	132

Total assets acquired	233

Current liabilities	4
Long-term deferred tax liabilities, net	7

Total liabilities assumed	11

Net assets acquired	$222

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Cardiocom, LLC

On August 7, 2013, the Company acquired Cardiocom, LLC (Cardiocom), a privately-held developer and provider of integrated solutions for the management of chronic diseases such as heart failure, diabetes, and hypertension. Cardiocom’s products and services include remote monitoring and patient-centered software to enable efficient care coordination and specialized telehealth nurse support. Total consideration for the transaction was approximately $193 million. Based upon the acquisition valuation, the Company acquired $61 million of customer-related intangible assets with an estimated useful life of 7 years and $123 million of goodwill. The acquired goodwill is deductible for tax purposes.

The Company accounted for the acquisition of Cardiocom as a business combination using the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$14
Property, plant, and equipment	7
Intangible assets	61
Goodwill	123

Total assets acquired	205

Current liabilities	12

Total liabilities assumed	12

Net assets acquired	$193

Acquisition-Related Items

During fiscal year 2014, the Company recorded net charges from acquisition-related items of $117 million, primarily including IPR&D and long-lived asset impairment charges of $236 million related to the Ardian, Inc. (Ardian) acquisition and income of $138 million related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. The Ardian impairment resulted from the Company’s January 2014 announcement that the U.S. pivotal trial in renal denervation for treatment-resistant hypertension, Symplicity HTN-3, failed to meet its primary efficacy endpoint. Based on the results of the trial, the Company suspended enrollment of its renal denervation hypertension trials that were being conducted in the U.S., Japan, and India. These impairment charges consisted of $192 million related to IPR&D and $44 million related to other long-lived assets. For additional information regarding these impairment assessments, refer to Note 6. The change in fair value of contingent consideration primarily related to adjustments for Ardian, which are based on annual revenue growth through fiscal year 2015. As there was no projected revenue growth through fiscal year 2015, no contingent consideration remained as of April 25, 2014. These amounts are included within acquisition-related items in the consolidated statements of earnings.

Fiscal Year 2013

China Kanghui Holdings

On November 1, 2012, the Company acquired China Kanghui Holdings (Kanghui). Kanghui is a Chinese manufacturer and distributor of orthopedic products in trauma, spine, and joint reconstruction. Total consideration for the transaction was approximately $816 million. The total value of the transaction, net of

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Kanghui’s cash, was approximately $797 million. Based on the acquisition valuation, the Company acquired $288 million of technology-based assets and $53 million of tradenames and customer-related intangible assets that each had a weighted average estimated useful life of 11 years and $409 million of goodwill. The acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of Kanghui as a business combination using the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$106
Property, plant, and equipment	56
Intangible assets	341
Goodwill	409
Other assets	11

Total assets acquired	923

Current liabilities	29
Long-term deferred tax liabilities, net	77
Other long-term liabilities	1

Total liabilities assumed	107

Net assets acquired	$816

Acquisition-Related Items

During fiscal year 2013, the Company recorded net income from acquisition-related items of $49 million, primarily including income of $62 million related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. The change in fair value of contingent consideration primarily related to the reduction in fair value of contingent consideration associated with Ardian due to a slower commercial ramp in Europe. Additionally, the Company recorded transaction-related expenses of $13 million. These amounts are included within acquisition-related items in the consolidated statements of earnings.

Fiscal Year 2012

Salient Surgical Technologies, Inc.

On August 31, 2011, the Company acquired Salient Surgical Technologies, Inc. (Salient). Salient develops and markets devices for haemostatic sealing of soft tissue and bone incorporating advanced energy technology. Salient’s devices are used in a variety of surgical procedures including orthopedic surgery, spine, open abdominal, and thoracic procedures. Total consideration for the transaction was approximately $497 million. Medtronic had previously invested in Salient and held an 8.9 percent ownership position in the company. Net of this ownership position, the transaction value was approximately $452 million. Based upon the acquisition valuation, the Company acquired $154 million of technology-based intangible assets that had an estimated useful life of 12 years, $44 million of IPR&D, and $348 million of goodwill. The IPR&D primarily relates to the launch of Salient’s concentric wire product. The acquired goodwill is not deductible for tax purposes.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company accounted for the acquisition of Salient as a business combination using the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$20
Property, plant, and equipment	11
IPR&D	44
Other intangible assets	154
Goodwill	348
Other assets	1

Total assets acquired	578

Current liabilities	43
Long-term deferred tax liabilities, net	38

Total liabilities assumed	81

Net assets acquired	$497

PEAK Surgical, Inc.

On August 31, 2011, the Company acquired PEAK Surgical, Inc. (PEAK). PEAK develops and markets tissue dissection devices incorporating advanced energy technology. Total consideration for the transaction was approximately $113 million. Medtronic had previously invested in PEAK and held an 18.9 percent ownership position in the company. Net of this ownership position, the transaction value was approximately $96 million. Based upon the acquisition valuation, the Company acquired $74 million of technology-based intangible assets that had an estimated useful life of 12 years, and $56 million of goodwill. The acquired goodwill is not deductible for tax purposes.

The Company accounted for the acquisition of PEAK as a business combination using the acquisition method of accounting. The assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed are as follows:

(in millions)
Current assets	$5
Property, plant, and equipment	5
Intangible assets	74
Goodwill	56

Total assets acquired	140

Current liabilities	10
Long-term deferred tax liabilities, net	17

Total liabilities assumed	27

Net assets acquired	$113

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Acquisition-Related Items

During fiscal year 2012, the Company recorded net charges from acquisition-related items of $12 million, primarily including charges of $45 million related to the change in fair value of contingent consideration associated with acquisitions subsequent to April 29, 2009. Additionally, in connection with the acquisitions of Salient and PEAK, the Company recognized gains of $32 million and $6 million, respectively, on its previously-held investments. These amounts are included within acquisition-related items in the consolidated statements of earnings.

Contingent Consideration

Certain of the Company’s business combinations and purchases of intellectual property involve the potential for the payment of future contingent consideration upon the achievement of certain product development milestones and/or various other favorable operating conditions. Payment of the additional consideration is generally contingent on the acquired company reaching certain performance milestones, including attaining specified revenue levels or achieving product development targets. For business combinations subsequent to April 24, 2009, a liability is recorded for the estimated fair value of the contingent consideration on the acquisition date. The fair value of the contingent consideration is remeasured at each reporting period with the change in fair value recognized as income or expense within acquisition-related items in the consolidated statements of earnings. The Company measures the liability on a recurring basis using Level 3 inputs. See Note 6 for further information regarding fair value measurements.

The fair value of contingent consideration is measured using projected payment dates, discount rates, probabilities of payment, and projected revenues (for revenue-based considerations). Projected contingent payment amounts are discounted back to the current period using a discounted cash flow model. Projected revenues are based on the Company’s most recent internal operational budgets and long-range strategic plans. Increases (decreases) in projected revenues, probabilities of payment, discount rates, or projected payment dates may result in higher (lower) fair value measurements. Fluctuations in any of the inputs may result in a significantly lower (higher) fair value measurement.

The recurring Level 3 fair value measurements of contingent consideration include the following significant unobservable inputs:

($ in millions)	Fair Value at April 25, 2014	Valuation Technique	Unobservable Input	Range
			Discount rate	13.5% - 24%
Revenue-based payments	$43	Discounted cash flow	Probability of payment	100%
			Projected fiscal year of payment	2015 - 2019
			Discount rate	5.5%
Product development- based payments	$25	Discounted cash flow	Probability of payment	75% - 100%
			Projected fiscal year of payment	2015 - 2018

At April 25, 2014, the estimated maximum potential amount of undiscounted future contingent consideration that the Company is expected to make associated with all completed business combinations or purchases of intellectual property prior to April 24, 2009 was approximately $199 million. The Company estimates the milestones or other conditions associated with the contingent consideration will be reached in fiscal year 2015 and thereafter.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The fair value of contingent consideration associated with acquisitions subsequent to April 24, 2009, as of April 25, 2014 and April 26, 2013, was $68 million and $142 million, respectively. As of April 25, 2014, $51 million was reflected in other long-term liabilities and $17 million was reflected in other accrued expenses in the consolidated balance sheets. As of April 26, 2013, $120 million was reflected in other long-term liabilities and $22 million was reflected in other accrued expenses in the consolidated balance sheets. The portion of the contingent consideration related to the acquisition date fair value is reported as financing activities in the consolidated statements of cash flows. Amounts paid in excess of the original acquisition date fair value are reported as operating activities in the consolidated statements of cash flows. The following table provides a reconciliation of the beginning and ending balances of contingent consideration associated with acquisitions subsequent to April 24, 2009:

	Fiscal Year
(in millions)	2014	2013
Beginning Balance	$142	$231
Purchase price contingent consideration	65	3
Contingent consideration payments	(1)	(30)
Change in fair value of contingent consideration	(138)	(62)

Ending Balance	$68	$142

5. Investments

The Company holds investments consisting primarily of marketable debt and equity securities.

Information regarding the Company’s investments at April 25, 2014 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate debt securities	$5,504	$55	$(17)	$5,542
Auction rate securities	109	—	(12)	97
Mortgage-backed securities	1,337	7	(8)	1,336
U.S. government and agency securities	3,138	7	(29)	3,116
Foreign government and agency securities	67	—	—	67
Certificates of deposit	54	—	—	54
Other asset-backed securities	540	2	—	542
Debt funds	2,143	9	(29)	2,123
Marketable equity securities	47	15	(13)	49
Trading securities:
Exchange-traded funds	54	13	—	67
Cost method, equity method, and other investments	666	—	—	NA

Total investments	$13,659	$108	$(108)	$12,993

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Information regarding the Company’s investments at April 26, 2013 is as follows:

(in millions)	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate debt securities	$4,587	$78	$(4)	$4,661
Auction rate securities	118	—	(15)	103
Mortgage-backed securities	1,050	8	(5)	1,053
U.S. government and agency securities	3,882	17	(1)	3,898
Foreign government and agency securities	38	—	—	38
Certificates of deposit	6	—	—	6
Other asset-backed securities	539	2	—	541
Marketable equity securities	82	75	(2)	155
Trading securities:
Exchange-traded funds	45	5	—	50
Cost method, equity method, and other investments	549	—	—	NA

Total investments	$10,896	$185	$(27)	$10,505

Information regarding the Company’s consolidated balance sheets presentation at April 25, 2014 and April 26, 2013 is as follows:

	April 25, 2014		April 26, 2013
(in millions)	Investments	Other Assets	Investments	Other Assets
Available-for-sale securities	$12,771	$155	$10,161	$294
Trading securities	67	—	50	—
Cost method, equity method, and other investments	—	666	—	549

Total	$12,838	$821	$10,211	$843

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The following tables show the gross unrealized losses and fair values of the Company’s available-for-sale securities that have been in a continuous unrealized loss position deemed to be temporary, aggregated by investment category as of April 25, 2014 and April 26, 2013:

	April 25, 2014
	Less than 12 Months		More than 12 Months
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$1,601	$(14)	$50	$(3)
Auction rate securities	—	—	97	(12)
Mortgage-backed securities	682	(7)	28	(1)
U.S. government and agency securities	1,500	(27)	46	(2)
Debt funds	1,224	(29)	—	—
Marketable equity securities	25	(13)	—	—

Total	$5,032	$(90)	$221	$(18)

	April 26, 2013
	Less than 12 Months		More than 12 Months
(in millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate debt securities	$544	$(1)	$13	$(3)
Auction rate securities	—	—	103	(15)
Mortgage-backed securities	195	(1)	44	(4)
U.S. government and agency securities	291	(1)	—	—
Marketable equity securities	14	(2)	—	—

Total	$1,044	$(5)	$160	$(22)

Activity related to the Company’s investment portfolio is as follows:

	Fiscal Year
	2014		2013		2012
(in millions)	Debt (a)	Equity (b)	Debt (a)	Equity (b)	Debt (a)	Equity (b) (c)
Proceeds from sales	$7,991	$120	$10,350	$161	$7,675	$113

Gross realized gains	$15	$69	$59	$94	$52	$93

Gross realized losses	$(12)	$—	$(17)	$—	$(16)	$—

Impairment losses recognized	$(1)	$(9)	$—	$(21)	$(2)	$(10)

(a)	Includes available-for-sale debt securities.

(b)	Includes marketable equity securities, cost method, equity method, exchange-traded funds, and other investments.

(c)	As a result of the Salient and PEAK acquisitions that occurred during fiscal year 2012, the Company recognized a non-cash gain of $38 million on its previously-held minority investments.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Credit losses represent the difference between the present value of cash flows expected to be collected on certain mortgage-backed securities and auction rate securities and the amortized cost of these securities. Based on the Company’s assessment of the credit quality of the underlying collateral and credit support available to each of the remaining securities in which invested, the Company believes it has recorded all necessary other-than-temporary impairments as the Company does not have the intent to sell, nor is it more likely than not that the Company will be required to sell, before recovery of the amortized cost.

As of April 25, 2014, April 26, 2013, and April 27, 2012, the credit loss portion of other-than-temporary impairments on debt securities was $4 million, $9 million, and $20 million, respectively. The total reductions for available-for-sale debt securities sold for the fiscal years ended April 25, 2014 and April 26, 2013 were $5 million and $11 million, respectively. The total other-than-temporary impairment losses on available-for-sale debt securities for the fiscal years ended April 25, 2014 and April 26, 2013 were not significant. The total other-than-temporary impairment losses on available-for-sale debt securities for the fiscal year ended April 27, 2012 was $6 million, of which $4 million was recognized in other comprehensive income and $2 million was recognized in earnings.

The April 25, 2014 balance of available-for-sale debt securities, excluding debt funds which have no single maturity date, by contractual maturity is shown in the following table. Within the table, maturities of mortgage-backed securities have been allocated based upon timing of estimated cash flows, assuming no change in the current interest rate environment. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in millions)	April 25, 2014
Due in one year or less	$1,412
Due after one year through five years	6,368
Due after five years through 10 years	2,859
Due after 10 years	115

Total debt securities	$10,754

As of April 25, 2014 and April 26, 2013, the aggregate carrying amount of equity and other securities without a quoted market price and accounted for using the cost or equity method was $666 million and $549 million, respectively. The total carrying value of these investments is reviewed quarterly for changes in circumstance or the occurrence of events that suggest the Company’s investment may not be recoverable. The value of cost or equity method investments is not adjusted if there are no identified events or changes in circumstances that may have a material adverse effect on the fair value of the investment.

Gains and losses realized on trading securities and available-for-sale debt securities are recorded in interest expense, net in the consolidated statements of earnings. Gains and losses realized on marketable equity securities, cost method, equity method, and other investments are recorded in other expense, net in the consolidated statements of earnings. In addition, unrealized gains and losses on available-for-sale debt securities are recorded in other comprehensive income (loss) in the consolidated statements of comprehensive income and unrealized gains and losses on trading securities are recorded in interest expense, net in the consolidated statements of earnings. Gains and losses from the sale of investments are calculated based on the specific identification method.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

6. Fair Value Measurements

The Company follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and nonrecurring basis. Under this guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:

•	Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable for the asset or liability.

See the section below titled Valuation Techniques for further discussion of how the Company determines fair value for investments.

Assets and Liabilities That Are Measured at Fair Value on a Recurring Basis

The authoritative guidance is principally applied to financial assets and liabilities such as marketable equity securities and debt and equity securities that are classified and accounted for as trading, available-for-sale, and derivative instruments and contingent consideration associated with acquisitions subsequent to April 24, 2009. Derivatives include cash flow hedges, freestanding derivative forward contracts, and fair value hedges. These items are marked-to-market at each reporting period.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The following tables provide information by level for assets and liabilities that are measured at fair value on a recurring basis:

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Corporate debt securities	$5,542	$—	$5,533	$9
Auction rate securities	97	—	—	97
Mortgage-backed securities	1,336	—	1,336	—
U.S. government and agency securities	3,116	1,251	1,865	—
Foreign government and agency securities	67	—	67	—
Certificates of deposit	54	—	54	—
Other asset-backed securities	542	—	542	—
Debt funds	2,123	—	2,123	—
Marketable equity securities	49	49	—	—
Exchange-traded funds	67	67	—	—
Derivative assets	175	89	86	—

Total assets	$13,168	$1,456	$11,606	$106

Liabilities:
Derivative liabilities	$127	$116	$11	$—
Contingent consideration associated with acquisitions subsequent to April 24, 2009	68	—	—	68

Total liabilities	$195	$116	$11	$68

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

	Fair Value as of April 26, 2013	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Assets:
Corporate debt securities	$4,661	$—	$4,651	$10
Auction rate securities	103	—	—	103
Mortgage-backed securities	1,053	—	1,039	14
U.S. government and agency securities	3,898	1,833	2,065	—
Foreign government and agency securities	38	—	38	—
Certificates of deposit	6	—	6	—
Other asset-backed securities	541	—	541	—
Marketable equity securities	155	155	—	—
Exchange-traded funds	50	50	—	—
Derivative assets	394	213	181	—

Total assets	$10,899	$2,251	$8,521	$127

Liabilities:
Derivative liabilities	$58	$40	$18	$—
Contingent consideration associated with acquisitions subsequent to April 24, 2009	142	—	—	142

Total liabilities	$200	$40	$18	$142

Valuation Techniques

Financial assets that are classified as Level 1 securities include highly liquid government bonds within U.S. government and agency securities, marketable equity securities, and exchange-traded funds for which quoted market prices are available. In addition, the Company has determined that foreign currency forward contracts will be included in Level 1 as these are valued using quoted market prices in active markets which have identical assets or liabilities.

The valuation for most fixed maturity securities are classified as Level 2. Financial assets that are classified as Level 2 include corporate debt securities, U.S. government and agency securities, foreign government and agency securities, certificates of deposit, other asset-backed securities, debt funds, and certain mortgage-backed securities whose value is determined using inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves, and benchmark securities. In addition, interest rate swaps are included in Level 2 as the Company uses inputs other than quoted prices that are observable for the asset. The Level 2 derivative instruments are primarily valued using standard calculations and models that use readily observable market data as their basis.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable. Level 3 financial assets also include certain investment securities for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Level 3 investment securities include certain corporate debt securities, auction rate securities, and certain mortgage-backed securities. With the exception of auction rate securities, these securities were valued using third-party pricing

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

sources that incorporate transaction details such as contractual terms, maturity, timing, and amount of expected future cash flows, as well as assumptions about liquidity and credit valuation adjustments by market participants. The fair value of auction rate securities is estimated by the Company using a discounted cash flow model, which incorporates significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of the Company’s auction rate securities are years to principal recovery and the illiquidity premium that is incorporated into the discount rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value of the securities. Additionally, the Company uses Level 3 inputs in the measurement of contingent consideration and related liabilities for all acquisitions subsequent to April 24, 2009. See Note 4 for further information regarding contingent consideration.

The following table represents the range of the unobservable inputs utilized in the fair value measurement of the auction rate securities classified as Level 3 as of April 25, 2014:

	Valuation Technique	Unobservable Input	Range (Weighted Average)
Auction rate securities	Discounted cash flow	Years to principal recovery Illiquidity premium	2 yrs. - 12 yrs. (3 yrs.) 6%

The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal quarter in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 during the fiscal years ended April 25, 2014 or April 26, 2013. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

The following table provides a reconciliation of the beginning and ending balances of items measured at fair value on a recurring basis that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage- backed securities	Other asset- backed securities
Balance as of April 26, 2013	$127	$10	$103	$14	$—
Total realized losses and other-than-temporary impairment losses included in earnings	(5)	—	(5)	—	—
Total unrealized gains included in other comprehensive income	4	—	3	1	—
Settlements	(20)	(1)	(4)	(15)	—

Balance as of April 25, 2014	$106	$9	$97	$—	$—

(in millions)	Total Level 3 Investments	Corporate debt securities	Auction rate securities	Mortgage- backed securities	Other asset- backed securities
Balance as of April 27, 2012	$172	$10	$127	$29	$6
Total unrealized gains included in other comprehensive income	11	—	11	—	—
Settlements	(56)	—	(35)	(15)	(6)

Balance as of April 26, 2013	$127	$10	$103	$14	$—

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis

Non-financial assets such as equity and other securities that are accounted for using the cost or equity method, goodwill and IPR&D, intangible assets, and property, plant, and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment is recognized.

The Company holds investments in equity and other securities that are accounted for using the cost or equity method, which are classified as other assets in the consolidated balance sheets. The aggregate carrying amount of these investments was $666 million as of April 25, 2014 and $549 million as of April 26, 2013. These cost or equity method investments are measured at fair value on a nonrecurring basis. The fair value of the Company’s cost or equity method investments is not estimated if there are no identified events or changes in circumstance that may have a significant adverse effect on the fair value of these investments. During fiscal years 2014, 2013, and 2012, the Company determined that the fair values of certain cost method investments were below their carrying values and that the carrying values of these investments were not expected to be recoverable within a reasonable period of time. As a result, the Company recognized $10 million, $21 million, and $10 million in impairment charges in fiscal years 2014, 2013, and 2012, respectively. These investments fall within Level 3 of the fair value hierarchy, due to the use of significant unobservable inputs to determine fair value, as the investments are privately-held entities without quoted market prices. To determine the fair value of these investments, the Company used all pertinent financial information available related to the entities, including financial statements and market participant valuations from recent and proposed equity offerings.

The Company assesses the impairment of goodwill annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The aggregate carrying amount of goodwill was $10.593 billion as of April 25, 2014 and $10.329 billion as of April 26, 2013, respectively.

Impairment testing for goodwill is performed at the reporting unit level. The test for impairment of goodwill requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The Company calculated the excess of each reporting unit’s fair value over its carrying amount, including goodwill, utilizing a discounted cash flow analysis. As a result of the analysis performed, the fair value of each reporting unit’s goodwill was deemed to be greater than the carrying value. The Company did not record any goodwill impairments during fiscal years 2014, 2013, or 2012.

The recently acquired businesses of Cardiocom and Kanghui are separate reporting units and are tested for goodwill impairment independently; therefore, they are more sensitive to changes in assumptions impacting fair value. The carrying amount of goodwill was $409 million and $123 million for the Kanghui and Cardiocom reporting units, respectively, as of April 25, 2014. As of the date of the goodwill testing, the fair values of these two reporting units exceeded their respective carrying values by more than 10 percent.

The Company assesses the impairment of IPR&D annually in the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The aggregate carrying amount of IPR&D was $119 million as of April 25, 2014 and $363 million as of April 26, 2013, respectively. The majority of IPR&D at April 25, 2014 is related to IN.PACT family of drug-eluting balloons. Similar to the goodwill impairment test, the IPR&D impairment test requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The Company calculated the excess of IPR&D asset fair values over their carrying values utilizing a discounted future cash flow analysis. As a result of the analysis performed during fiscal year 2014, the fair value of certain IPR&D assets were deemed to be less than their carrying value, resulting in an impairment loss of $207 million, primarily related to the Ardian acquisition, that was recorded in acquisition-related items in the consolidated statements of earnings. The Ardian impairment

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

resulted from the Company’s January 2014 announcement that the U.S. pivotal trial in renal denervation for treatment-resistant hypertension, Symplicity HTN-3, failed to meet its primary efficacy endpoint. Based on the results of the trial, the Company suspended enrollment in the renal denervation hypertension trials that were being conducted in the U.S., Japan, and India. See discussion below for additional information on impairments recorded on the Ardian long-lived asset group. As a result of the analysis performed during fiscal year 2013, the fair value of IPR&D assets were deemed to be less than the carrying value, resulting in a pre-tax impairment loss of $5 million that was recorded in acquisition-related items in the consolidated statements of earnings. The Company did not record any IPR&D impairments during fiscal year 2012. Due to the nature of IPR&D projects, the Company may experience future delays or failures to obtain regulatory approvals to conduct clinical trials, failures of such clinical trials, delays or failures to obtain required market clearances or other failures to achieve a commercially viable product, and as a result, may record impairment losses in the future.

The Company assesses intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset (asset group) may not be recoverable. The aggregate carrying amount of intangible assets, excluding IPR&D, was $2.167 billion as of April 25, 2014 and $2.310 billion as of April 26, 2013. When events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable, the Company calculates the excess of an intangible asset’s carrying value over its undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recorded based on the amount by which the carrying value exceeds the fair value. The inputs used in the fair value analysis fall within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs to determine fair value. During fiscal years 2014, 2013 and 2012, the Company determined that a change in events and circumstances indicated that the carrying amount of certain intangible assets, representing less than five percent of the total aggregate carrying amount of intangible assets, may not be fully recoverable. During fiscal year 2014, the carrying amount of Ardian intangible assets was less than the undiscounted future cash flows, therefore, the Company assessed the fair value of the assets and recorded an impairment of $41 million that was included in acquisition-related items in the consolidated statements of earnings. During fiscal year 2013, the carrying amount of one intangible asset was less than the undiscounted future cash flows, therefore, the Company assessed the asset’s fair value and there were no material impairments recorded. The Company did not record any intangible asset impairments during fiscal year 2012.

The Company assesses the impairment of property, plant, and equipment whenever events or changes in circumstances indicate that the carrying amount of property, plant, and equipment assets may not be recoverable. During fiscal year 2014, the Company determined that a change in events and circumstances indicated that the carrying amount of Ardian property, plant, and equipment may not be fully recoverable and recorded an impairment of $3 million that was recorded in acquisition-related items in the consolidated statements of earnings. As part of the Company’s restructuring initiatives, the Company recorded property, plant, and equipment impairments of $16 million, $6 million, and $9 million during fiscal years 2014, 2013, and 2012, respectively, in restructuring charges, net in the consolidated statements of earnings. For further discussion of the restructuring initiatives refer to Note 3.

Financial Instruments Not Measured at Fair Value

The estimated fair value of the Company’s long-term debt, including the short-term portion, as of April 25, 2014 was $11.856 billion compared to a principal value of $11.375 billion, and as of April 26, 2013 was $10.820 billion compared to a principal value of $9.928 billion. Fair value was estimated using quoted market prices for the publicly registered senior notes, classified as Level 1 within the fair value hierarchy. The fair values and principal values consider the terms of the related debt and exclude the impacts of debt discounts and derivative/hedging activity.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

7. Goodwill and Other Intangible Assets, Net

The changes in the carrying amount of goodwill for fiscal years 2014 and 2013 are as follows:

(in millions)	Cardiac and Vascular Group	Restorative Therapies Group	Diabetes Group	Total
Balance as of April 27, 2012	$2,636	$5,954	$1,344	$9,934
Goodwill as a result of acquisitions	—	414	—	414
Other adjustments, net	—	3	—	3
Currency adjustment, net	(12)	(10)	—	(22)

Balance as of April 26, 2013	$2,624	$6,361	$1,344	$10,329
Goodwill as a result of acquisitions	279	—	—	279
Other adjustments, net	(8)	7	—	(1)
Currency adjustment, net	(14)	—	—	(14)

Balance as of April 25, 2014	$2,881	$6,368	$1,344	$10,593

Balances of other intangible assets, net, for fiscal years 2014 and 2013 are as follows:

(in millions)	Purchased Technology and Patents	Trademarks and Tradenames	Acquired IPR&D	Other	Total
Other intangible assets as of April 25, 2014
Original cost	$3,857	$408	$119	$200	$4,584
Accumulated amortization	(1,878)	(332)	—	(88)	(2,298)

Carrying value	$1,979	$76	$119	$112	$2,286

Weighted average original life (in years)	12.7	11.8	N/A	8.7

Other intangible assets as of April 26, 2013
Original cost	$3,896	$408	$363	$104	$4,771
Accumulated amortization	(1,702)	(320)	—	(76)	(2,098)

Carrying value	$2,194	$88	$363	$28	$2,673

Weighted average original life (in years)	12.5	11.8	N/A	8.8

Amortization expense for fiscal years 2014, 2013, and 2012 was $349 million, $331 million, and $335 million, respectively.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Estimated aggregate amortization expense based on the current carrying value of amortizable intangible assets, excluding any possible future amortization associated with acquired IPR&D, which has not met technological feasibility, is as follows:

(in millions) Fiscal Year	Amortization Expense
2015	$338
2016	326
2017	304
2018	289
2019	244
Thereafter	666

$2,167

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

8. Financing Arrangements

Debt consisted of the following:

		April 25, 2014		April 26, 2013
(in millions, except interest rates)	Maturity by Fiscal Year	Payable	Effective Interest Rate	Payable	Effective Interest Rate
Short-Term Borrowings:
Commercial paper	2014	$—	—	$125	0.21%
Capital lease obligations	2014-2015	14	3.33%	14	3.30%
Bank borrowings	2014-2015	337	0.35%	221	0.57%
3.000 percent five-year 2010 senior notes	2015	1,250	3.00%	—	—
Interest rate swaps	2015	12	—	—	—
4.500 percent five-year 2009 senior notes	2014	—	—	550	4.50%

Total Short-Term Borrowings		$1,613		$910

Long-Term Debt:
3.000 percent five-year 2010 senior notes	2015	$—	—	$1,250	3.00%
4.750 percent ten-year 2005 senior notes	2016	600	4.76%	600	4.76%
2.625 percent five-year 2011 senior notes	2016	500	2.72%	500	2.72%
Floating rate three-year 2014 senior notes	2017	250	0.32%	—	—
0.875 percent three-year 2014 senior notes	2017	250	0.91%	—	—
1.375 percent five-year 2013 senior notes	2018	1,000	1.41%	1,000	1.41%
5.600 percent ten-year 2009 senior notes	2019	400	5.61%	400	5.61%
4.450 percent ten-year 2010 senior notes	2020	1,250	4.47%	1,250	4.47%
4.125 percent ten-year 2011 senior notes	2021	500	4.19%	500	4.19%
3.125 percent ten-year 2012 senior notes	2022	675	3.16%	675	3.16%
2.750 percent ten-year 2013 senior notes	2023	1,250	2.78%	1,250	2.78%
3.625 percent ten-year 2014 senior notes	2024	850	3.65%	—	—
6.500 percent thirty-year 2009 senior notes	2039	300	6.52%	300	6.52%
5.550 percent thirty-year 2010 senior notes	2040	500	5.56%	500	5.56%
4.500 percent thirty-year 2012 senior notes	2042	400	4.51%	400	4.51%
4.000 percent thirty-year 2013 senior notes	2043	750	4.12%	750	4.12%
4.625 percent thirty-year 2014 senior notes	2044	650	4.67%	—	—
Interest rate swaps	2015-2022	56	—	181	—
Deferred gains from interest rate swap terminations, net	—	20	—	50	—
Capital lease obligations	2015-2025	139	3.62%	152	3.59%
Bank borrowings	2015	—	—	3	5.00%
Discount	2017-2044	(25)	—	(20)	—

Total Long-Term Debt		$10,315		$9,741

Commercial Paper    The Company maintains a commercial paper program that allows the Company to have a maximum of $2.250 billion in commercial paper outstanding, with maturities up to 364 days from the date of issuance. As of April 26, 2013, outstanding commercial paper totaled $125 million. No amounts were outstanding as of April 25, 2014. During fiscal years 2014 and 2013, the weighted average original maturity of the commercial paper outstanding was approximately 53 and 89 days, respectively, and the weighted average

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

interest rate was 0.09 percent and 0.18 percent, respectively. The issuance of commercial paper reduces the amount of credit available under the Company’s existing line of credit.

Bank Borrowings    Outstanding bank borrowings as of April 25, 2014 were short-term advances to certain non-U.S. subsidiaries under credit agreements with various banks. These advances are guaranteed by the Company. Bank borrowings consist primarily of borrowings at interest rates considered favorable by management and where natural hedges can be gained for foreign exchange purposes.

Line of Credit    The Company has a $2.250 billion syndicated credit facility which expires on December 17, 2017 (Credit Facility). The Credit Facility provides the Company with the ability to increase its borrowing capacity by an additional $750 million at any time during the term of the agreement. At each anniversary date of the Credit Facility, but not more than twice prior to the maturity date, the Company can also request a one-year extension of the maturity date. The Credit Facility provides backup funding for the commercial paper program. As of April 25, 2014 and April 26, 2013, no amounts were outstanding on the committed line of credit.

Interest rates are determined by a pricing matrix, based on the Company’s long-term debt ratings, assigned by Standard & Poor’s Ratings Services and Moody’s Investors Service. Facility fees are payable on the Credit Facility and are determined in the same manner as the interest rates. The agreement also contains customary covenants, all of which the Company remains in compliance with as of April 25, 2014.

Senior Notes    Senior Notes are unsecured, senior obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indentures under which the Senior Notes were issued contain customary covenants, all of which the Company remains in compliance with as of April 25, 2014. The Company used the net proceeds from the sale of the Senior Notes primarily for working capital and general corporate uses, which includes the repayment of other indebtedness of the Company.

In February 2014, the Company issued four tranches of Senior Notes (collectively, the 2014 Senior Notes) with an aggregate face value of $2.000 billion. The first tranche consisted of $250 million of floating rate Senior Notes due 2017. The 2017 floating rate notes bear interest at the three-month London InterBank Offered Rate (LIBOR) plus 9 basis points. The second tranche consisted of $250 million of 0.875 percent Senior Notes due 2017. The third tranche consisted of $850 million of 3.625 percent Senior Notes due 2024. The fourth tranche consisted of $650 million of 4.625 percent Senior Notes due 2044. Interest on the 2017 floating rate notes is payable quarterly and interest on the other 2014 Senior Notes are payable semi-annually. The Company used the net proceeds for working capital and general corporate purposes, including repayment of indebtedness.

In March 2013, the Company issued three tranches of Senior Notes (collectively, the 2013 Senior Notes) with an aggregate face value of $3.000 billion. The first tranche consisted of $1.000 billion of 1.375 percent Senior Notes due 2018. The second tranche consisted of $1.250 billion of 2.750 percent Senior Notes due 2023. The third tranche consisted of $750 million of 4.000 percent Senior Notes due 2043. Interest on each series of the 2013 Senior Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2013. The Company used the net proceeds from the sale of the 2013 Senior Notes for working capital and general corporate purposes, including repayment of indebtedness.

As of April 25, 2014 and April 26, 2013, the Company had interest rate swap agreements designated as fair value hedges of certain underlying fixed-rate obligations including the Company’s $1.250 billion 3.000 percent 2010 Senior Notes, $600 million 4.750 percent 2005 Senior Notes, $500 million 2.625 percent 2011 Senior Notes, $500 million 4.125 percent 2011 Senior Notes, and $675 million 3.125 percent 2012 Senior Notes. For additional information regarding the interest rate swap agreements, refer to Note 9.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Senior Convertible Notes    In April 2006, the Company issued $2.200 billion of 1.500 percent Senior Convertible Notes due 2011 (2011 Senior Convertible Notes) and $2.200 billion of 1.625 percent Senior Convertible Notes due 2013 (2013 Senior Convertible Notes) (collectively, the Senior Convertible Notes). No amounts were outstanding on the Senior Convertible Notes as of April 25, 2014 and April 26, 2013.

The Company allocated the proceeds from the issuance of the Senior Convertible Notes between a liability component (issued at a discount) and an equity component. The resulting debt discount was amortized over the period the 2013 Senior Convertible Notes were outstanding as additional non-cash interest expense.

In separate private transactions, the Company sold 82 million shares of the Company’s common stock at an exercise price of $76.56 per share. As of April 25, 2014, the warrants for 82 million shares of the Company’s common stock had expired. The warrants were recorded as an addition to equity as of the trade date. The carrying amount of the equity component as of April 25, 2014 and April 26, 2013 was $547 million.

The following table provides interest expense amounts related to the Senior Convertible Notes.

	Fiscal Year
(in millions)	2013	2012
Interest cost related to contractual interest coupon	$35	$36
Interest cost related to amortization of the discount	90	87

Contractual maturities of debt for the next five fiscal years and thereafter, excluding the debt discount, the fair value of outstanding interest rate swap agreements, and the remaining deferred gains from terminated interest rate swap agreements are as follows:

(in millions) Fiscal Year
2015	$1,601
2016	1,112
2017	531
2018	1,018
2019	419
Thereafter	7,184

Total debt	11,865
Less: Current portion of debt	1,601

Long-term portion of debt	$10,264

9. Derivatives and Foreign Exchange Risk Management

The Company uses operational and economic hedges, as well as currency exchange rate derivative contracts and interest rate derivative instruments, to manage the impact of currency exchange and interest rate changes on earnings and cash flows. In order to minimize earnings and cash flow volatility resulting from currency exchange rate changes, the Company enters into derivative instruments, principally forward currency exchange rate contracts. These contracts are designed to hedge anticipated foreign currency transactions and changes in the value of specific assets and liabilities. At inception of the forward contract, the derivative is designated as either a

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

freestanding derivative or a cash flow hedge. The primary currencies of the derivative instruments are the Euro and Japanese Yen. The Company does not enter into currency exchange rate derivative contracts for speculative purposes. The gross notional amount of all currency exchange rate derivative instruments outstanding at April 25, 2014 and April 26, 2013 was $8.051 billion and $6.812 billion, respectively. The aggregate currency exchange rate (losses) gains were $(1) million, $25 million, and $(183) million, in fiscal years 2014, 2013, and 2012, respectively. These (losses) gains represent the net impact to the consolidated statements of earnings for the exchange rate derivative instruments presented below, as well as the remeasurement (losses) gains on foreign currency denominated assets and liabilities.

The information that follows explains the various types of derivatives and financial instruments used by the Company, how and why the Company uses such instruments, how such instruments are accounted for, and how such instruments impact the Company’s consolidated balance sheets, statements of earnings, and statements of cash flows.

Freestanding Derivative Forward Contracts

Freestanding derivative forward contracts are used to offset the Company’s exposure to the change in value of specific foreign currency denominated assets and liabilities. These derivatives are not designated as hedges, and therefore, changes in the value of these forward contracts are recognized in earnings, thereby offsetting the current earnings effect of the related change in value of foreign currency denominated assets and liabilities. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, not designated as hedging instruments, outstanding at April 25, 2014 and April 26, 2013 was $2.202 billion and $2.059 billion, respectively.

The amount and location of the gains in the consolidated statements of earnings related to derivative instruments, not designated as hedging instruments, for fiscal years 2014, 2013, and 2012 are as follows:

(in millions)		Fiscal Year
Derivatives Not Designated as Hedging Instruments	Location	2014	2013	2012
Foreign currency exchange rate contracts	Other expense, net	$15	$26	$53

Cash Flow Hedges

Foreign Currency Exchange Rate Risk    Forward contracts designated as cash flow hedges are designed to hedge the variability of cash flows associated with forecasted transactions denominated in a foreign currency that will take place in the future. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. No gains or losses relating to ineffectiveness of cash flow hedges were recognized in earnings during fiscal years 2014, 2013, or 2012. No components of the hedge contracts were excluded in the measurement of hedge ineffectiveness and no hedges were derecognized or discontinued during fiscal years 2014, 2013, or 2012. The cash flows from these contracts are reported as operating activities in the consolidated statements of cash flows. The gross notional amount of these contracts, designated as cash flow hedges, outstanding at April 25, 2014 and April 26, 2013 was $5.849 billion and $4.753 billion, respectively, and will mature within the subsequent three-year period.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The amount of (losses) gains and location of the (losses) gains in the consolidated statements of earnings and other comprehensive income (OCI) related to foreign currency exchange rate contract derivative instruments designated as cash flow hedges for the fiscal years ended April 25, 2014, April 26, 2013, and April 27, 2012 are as follows:

April 25, 2014
(in millions)	Gross (Losses) Gains Recognized in OCI on Effective Portion of Derivative	Effective Portion of (Losses) Gains on Derivative Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$(152)	Other expense, net	$94
		Cost of products sold	(43)

Total	$(152)		$51

April 26, 2013
(in millions)	Gross (Losses) Gains Recognized in OCI on Effective Portion of Derivative	Effective Portion of (Losses) Gains on Derivative Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$121	Other expense, net	$103
		Cost of products sold	(2)

Total	$121		$101

April 27, 2012
(in millions)	Gross (Losses) Gains Recognized in OCI on Effective Portion of Derivative	Effective Portion of (Losses) Gains on Derivative Reclassified from AOCI into Income
Derivatives in Cash Flow Hedging Relationships	Amount	Location	Amount
Foreign currency exchange rate contracts	$332	Other expense, net	$(141)
		Cost of products sold	14

Total	$332		$(127)

Forecasted Debt Issuance Interest Rate Risk    Forward starting interest rate derivative instruments designated as cash flow hedges are designed to manage the exposure to interest rate volatility with regard to future issuances of fixed-rate debt. The effective portion of the gains or losses on the forward starting interest rate derivative instruments that are designated and qualify as cash flow hedges are reported as a component of accumulated other comprehensive loss. Beginning in the period in which the planned debt issuance occurs and the related derivative instruments are terminated, the effective portion of the gains or losses are then reclassified into interest expense, net over the term of the related debt. Any portion of the gains or losses that are determined to be ineffective are immediately recognized in interest expense, net. In February 2014, the Company terminated forward starting interest rate derivative instruments with a consolidated notional amount of $250 million in conjunction with the issuance of the 2014 Senior Notes. Upon termination, there was no material ineffectiveness

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

on the contracts which were in a net asset position, resulting in cash receipts of $8 million. In March 2013, the Company terminated forward starting interest rate derivative instruments with a consolidated notional amount of $750 million in conjunction with the issuance of the 2013 Senior Notes. Upon termination, there was no material ineffectiveness on the contracts which were in a net liability position, resulting in cash payments of $68 million. As of April 25, 2014, the Company had $250 million of fixed pay, forward starting interest rate swaps with a weighted average fixed rate of 2.83 percent in anticipation of planned debt issuances.

For the fiscal years ended April 25, 2014 and April 26, 2013, the Company reclassified $8 million and $1 million, respectively, of the effective portion of the net losses on forward starting interest rate derivative instruments from accumulated other comprehensive loss to interest expense, net.

The market value of outstanding forward starting interest rate swap derivative instruments at April 25, 2014 and April 26, 2013 was an unrealized gain (loss) of $7 million and $(18) million, respectively. These unrealized gains (losses) were recorded in other assets and long-term liabilities with the offset recorded in accumulated other comprehensive loss in the consolidated balance sheets.

As of April 25, 2014 and April 26, 2013, the Company had $(44) million and $58 million, respectively, in after-tax net unrealized (losses) gains associated with cash flow hedging instruments recorded in accumulated other comprehensive loss. The Company expects that $7 million of after-tax net unrealized losses as of April 25, 2014 will be reclassified into the consolidated statements of earnings over the next 12 months.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivatives as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in earnings. Interest rate derivative instruments designated as fair value hedges are designed to manage the exposure to interest rate movements and to reduce borrowing costs by converting fixed-rate debt into floating-rate debt. Under these agreements, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

The gains (losses) from terminated interest rate swap agreements are recorded in long-term debt, increasing (decreasing) the outstanding balances of the debt, and amortized as a reduction (addition) of interest expense, net over the remaining life of the related debt. The cash flows from the termination of the interest rate swap agreements are reported as operating activities in the consolidated statements of cash flows.

As of both April 25, 2014 and April 26, 2013, the Company had interest rate swaps in gross notional amounts of $2.625 billion designated as fair value hedges of underlying fixed rate obligations. As of April 25, 2014 and April 26, 2013, the Company had interest rate swap agreements designated as fair value hedges of underlying fixed rate obligations including the Company’s $1.250 billion 3.000 percent 2010 Senior Notes due 2015, the $600 million 4.750 percent 2005 Senior Notes due 2016, the $500 million 2.625 percent 2011 Senior Notes due 2016, the $500 million 4.125 percent 2011 Senior Notes due 2021, and the $675 million 3.125 percent 2012 Senior Notes due 2022.

In March 2012, the Company entered into ten-year fixed-to-floating interest rate swap agreements with a consolidated notional amount of $675 million, which were designated as fair value hedges of fixed interest rate obligations under the Company’s 2012 Senior Notes due 2022. The Company pays variable interest equal to one-month LIBOR plus approximately 92 basis points, and receives a fixed interest rate of 3.125 percent.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

In July 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $900 million that were designated as fair value hedges of the fixed interest rate obligation under the Company’s $2.200 billion 1.625 percent 2013 Senior Convertible Notes and $550 million 4.500 percent 2009 Senior Notes due 2014. Upon termination, the contracts were in an asset position, resulting in cash receipts of $46 million, which included $10 million of accrued interest.

In August 2011, the Company terminated interest rate swap agreements with a consolidated notional amount of $650 million that were designated as fair value hedges of the fixed interest rate obligation under the Company’s $1.250 billion 3.000 percent 2010 Senior Notes due 2015. Upon termination, the contracts were in an asset position, resulting in cash receipts of $42 million, which included $7 million of accrued interest.

As of April 25, 2014 and April 26, 2013, the market value of outstanding interest rate swap agreements was an unrealized gain of $68 million and $181 million, respectively, and the market value of the hedged items was an unrealized loss of $68 million and $181 million, respectively, which was recorded in other assets, prepaid expenses and other current assets, and other long-term liabilities with the offsets recorded in long-term debt and short-term borrowings on the consolidated balance sheets. No hedge ineffectiveness was recorded as a result of these fair value hedges for fiscal year 2014 and 2013 and less than $1 million was recorded for fiscal year 2012 as an increase in interest expense, net on the consolidated statements of earnings.

During fiscal years 2014, 2013, and 2012, the Company did not have any ineffective fair value hedging instruments. In addition, the Company did not recognize any gains or losses during fiscal years 2014, 2013, or 2012 on firm commitments that no longer qualify as fair value hedges.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Balance Sheet Presentation

The following tables summarize the location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of April 25, 2014 and April 26, 2013. The fair value amounts are presented on a gross basis and are segregated between derivatives that are designated and qualify as hedging instruments and those that are not, and are further segregated by type of contract within those two categories.

April 25, 2014

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments

Interest rate contracts	Prepaid expenses and other current assets	$13	Other accrued expenses	$—
Foreign currency exchange rate contracts	Prepaid expenses and other current assets	81	Other accrued expenses	84
Interest rate contracts	Other assets	73	Other long-term liabilities	11
Foreign currency exchange rate contracts	Other assets	8	Other long-term liabilities	30

Total derivatives designated as hedging instruments		$175		$125

Derivatives not designated as hedging instruments

Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$—	Other accrued expenses	$2

Total derivatives not designated as hedging instruments		$—		$2

Total derivatives		$175		$127

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

April 26, 2013

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments

Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$150	Other accrued expenses	$34
Interest rate contracts	Other assets	181	Other long-term liabilities	18
Foreign currency exchange rate contracts	Other assets	63	Other long-term liabilities	5

Total derivatives designated as hedging instruments		$394		$57

Derivatives not designated as hedging instruments

Foreign currency exchange rate contracts	Prepaid expenses and other current assets	$—	Other accrued expenses	$1

Total derivatives not designated as hedging instruments		$—		$1

Total derivatives		$394		$58

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company has elected to present the fair value of derivative assets and liabilities within the consolidated balance sheets on a gross basis even when derivative transactions are subject to master netting arrangements and may otherwise qualify for net presentation. The following table provides information as if the Company had elected to offset the asset and liability balances of derivative instruments, netted in accordance with various criteria as stipulated by the terms of the master netting arrangements with each of the counterparties. Derivatives not subject to master netting arrangements are not eligible for net presentation.

April 25, 2014		Gross Amount Not Offset on the Balance Sheet
(in millions)	Gross Amount of Recognized Assets (Liabilities)	Financial Instruments	Cash Collateral (Received) or Posted	Net Amount
Derivative Assets
Foreign currency exchange rate contracts	$89	$(64)	$—	$25
Interest rate contracts	86	(31)	—	55

	$175	$(95)	$—	$80

Derivative Liabilities
Foreign currency exchange rate contracts	$(116)	$84	$—	$(32)
Interest rate contracts	(11)	11	—	—

	$(127)	$95	$—	$(32)

Total	$48	$—	$—	$48

April 26, 2013		Gross Amount Not Offset on the Balance Sheet
(in millions)	Gross Amount of Recognized Assets (Liabilities)	Financial Instruments	Cash Collateral (Received) or Posted	Net Amount
Derivative Assets
Foreign currency exchange rate contracts	$213	$(42)	$(24)	$147
Interest rate contracts	181	(16)	(6)	159

	$394	$(58)	$(30)	$306

Derivative Liabilities
Foreign currency exchange rate contracts	$(40)	$40	$—	$—
Interest rate contracts	(18)	18	—	—

	$(58)	$58	$—	$—

Total	$336	$—	$(30)	$306

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of interest-bearing investments, forward exchange derivative contracts, and trade accounts receivable.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company maintains cash and cash equivalents, investments, and certain other financial instruments (including currency exchange rate and interest rate derivative contracts) with various major financial institutions. The Company performs periodic evaluations of the relative credit standings of these financial institutions and limits the amount of credit exposure with any one institution. In addition, the Company has collateral credit agreements with its primary derivatives counterparties. Under these agreements, either party is required to post eligible collateral when the market value of transactions covered by the agreement exceeds specific thresholds, thus limiting credit exposure for both parties. As of April 25, 2014, no collateral was posted by either the Company or its counterparties. As of April 26, 2013, the Company received cash collateral of $30 million from its counterparties. The collateral received was recorded in cash and cash equivalents, with the offset recorded as an increase in other accrued expenses on the consolidated balance sheets.

Global concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their dispersion across many geographic areas. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. However, a significant amount of trade receivables are with hospitals that are dependent upon governmental health care systems in many countries. The current economic conditions in many countries outside the U.S. (particularly the economic challenges faced by Italy, Spain, Portugal, and Greece), may continue to increase the average length of time it takes the Company to collect on its outstanding trade receivables in these countries as certain payment patterns have been impacted. As of April 25, 2014 and April 26, 2013, the Company’s aggregate accounts receivable balance for Italy, Spain, Portugal, and Greece, net of the allowance for doubtful accounts, was $628 million and $770 million, respectively. The Company continues to monitor the creditworthiness of customers located in these and other geographic areas. In the past, accounts receivable balances with certain customers in these countries have accumulated over time and were subsequently settled as large lump-sum payments. In the fourth quarter of fiscal year 2014, the Company received a $106 million payment in Spain. In the first quarter of fiscal year 2013, the Company received a $212 million payment in Spain. Although the Company does not currently foresee a significant credit risk associated with the outstanding accounts receivable, repayment is dependent upon the financial stability of the economies of these countries. For certain Greece distributors, collectability is not reasonably assured for revenue transactions and the Company defers revenue recognition until all revenue recognition criteria are met. As of April 25, 2014 and April 26, 2013, the Company’s deferred revenue balance for certain Greece distributors was $15 million and $21 million, respectively. As of April 25, 2014 and April 26, 2013, no one customer represented more than 10% of the Company’s outstanding accounts receivable.

10. Interest Expense, Net

Interest income and interest expense for fiscal years 2014, 2013, and 2012 are as follows:

	Fiscal Year
(in millions)	2014	2013	2012
Interest income	$(271)	$(237)	$(200)
Interest expense	379	388	349

Interest expense, net	$108	$151	$149

Interest income includes interest earned on the Company’s cash, cash equivalents and investments, the net realized and unrealized gain or loss on trading securities, ineffectiveness on interest rate derivative instruments, and the net realized gain or loss on the sale or impairment of available-for-sale debt securities. See Note 5 for further discussion of these items.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Interest expense includes the expense associated with the interest on the Company’s outstanding borrowings, including short- and long-term instruments, ineffectiveness on interest rate derivative instruments, amortization of terminated interest rate swap agreements, and the amortization of debt issuance costs and debt discounts.

11. Shareholders’ Equity

Shares are repurchased from time to time to support the Company’s stock-based compensation programs and to return capital to shareholders. In June 2013 and June 2011, the Company’s Board of Directors authorized the repurchase of 80 million and 75 million shares of the Company’s common stock, respectively. During fiscal years 2014 and 2013, the Company repurchased approximately 47.8 million and 31.2 million shares at an average price of $53.37 and $39.97, respectively. As of April 25, 2014, the Company had used the entire amount authorized under the June 2011 repurchase program and 20.6 million of the 80 million shares authorized under the June 2013 repurchase program, leaving 59.4 million shares available for future repurchases. The Company accounts for repurchases of common stock using the par value method and shares repurchased are canceled.

12. Stock Purchase and Award Plans

The Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period.

In fiscal year 2014, the Company granted stock awards under the Medtronic, Inc. 2013 Stock Award and Incentive Plan (2013 Plan) and the Medtronic, Inc. 2008 Stock Award and Incentive Plan (2008 Plan). The 2013 Plan was approved by the Company’s shareholders in August 2013. The 2008 Plan was approved by the Company’s shareholders in August 2008 and amended by shareholders in August 2009. The 2013 and 2008 Plans provide for the grant of non-qualified and incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, and other stock and cash-based awards. Upon adoption of the 2013 Plan, the Company no longer grants awards from any prior plan. As of April 25, 2014, there were approximately 70 million shares available for future grants under the 2013 Plan.

Stock Options    Stock option awards are granted at the exercise price equal to the closing price of the Company’s common stock on the grant date. The majority of the Company’s stock option awards are non-qualified stock options with a 10-year life and a 4-year ratable vesting term. In fiscal year 2014, the Company granted stock options under the 2013 Plan and the 2008 Plan.

Restricted Stock Awards    Restricted stock and restricted stock units (collectively referred to as restricted stock awards) are granted to officers and key employees. Restricted stock awards are subject to forfeiture if employment terminates prior to the lapse of the restrictions. The Company grants restricted stock awards that typically cliff vest after four years. Restricted stock awards are expensed over the vesting period. The Company also grants shares of performance-based restricted stock awards that typically cliff vest after three years only if the Company has also achieved certain performance objectives. Performance awards are expensed over the performance period based on the probability of achieving the performance objectives. Shares of restricted stock are considered issued and outstanding shares of the Company at the grant date and have the same dividend and voting rights as other shares of common stock. Restricted stock units are not considered issued or outstanding common stock of the Company. Dividend equivalent units are accumulated on restricted stock units during the vesting period. In fiscal year 2014, the Company granted restricted stock units under the 2013 Plan and the 2008 Plan. As of April 25, 2014, all restricted stock awards outstanding were restricted stock units.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Employees Stock Purchase Plan    The Medtronic, Inc. 2005 Employees Stock Purchase Plan (ESPP) allows participating employees to purchase shares of the Company’s common stock at a discount through payroll deductions. Employees can contribute up to the lesser of 10 percent of their wages or the statutory limit under the U.S. Internal Revenue Code toward the purchase of the Company’s common stock at 85 percent of its market value at the end of the calendar quarter purchase period. Employees purchased 2 million shares at an average price of $47.32 per share in the fiscal year ended April 25, 2014. As of April 25, 2014, plan participants have had approximately $6 million withheld to purchase Company common stock at 85 percent of its market value on June 30, 2014, the last trading day before the end of the calendar quarter purchase period. At April 25, 2014, approximately 6 million shares of common stock were available for future purchase under the ESPP.

Valuation Assumptions    The Company uses the Black-Scholes option pricing model (Black-Scholes model) to determine the fair value of stock options as of the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price, and expected dividends.

The expense recognized for shares purchased under the Company’s ESPP is equal to the 15 percent discount the employee receives at the end of the calendar quarter purchase period. The expense recognized for restricted stock awards is equal to the grant date fair value, which is equal to the closing stock price on the date of grant.

The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
	2014	2013	2012
Weighted average fair value of options granted	$12.00	$7.42	$6.88
Assumptions used:
Expected life (years)(a)	6.40	6.50	6.40
Risk-free interest rate(b)	1.88%	0.94%	1.82%
Volatility(c)	25.20%	26.22%	25.97%
Dividend yield(d)	2.02%	2.64%	2.78%

(a)	Expected life: The Company analyzes historical employee stock option exercise and termination data to estimate the expected life assumption. The Company calculates the expected life assumption using the midpoint scenario, which combines historical exercise data with hypothetical exercise data, as the Company believes this data currently represents the best estimate of the expected life of a new employee option. The Company also stratifies its employee population into two groups based upon distinctive exercise behavior patterns.
(b)	Risk-free interest rate: The rate is based on the grant date yield of a zero-coupon U.S. Treasury bond whose maturity period equals the expected term of the option.
(c)	Volatility: Expected volatility is based on a blend of historical volatility and an implied volatility of the Company’s common stock. Implied volatility is based on market traded options of the Company’s common stock.
(d)	Dividend yield: The dividend yield rate is calculated by dividing the Company’s annual dividend, based on the most recent quarterly dividend rate, by the closing stock price on the grant date.

Stock-Based Compensation Expense    Under the fair value recognition provisions of U.S. GAAP for accounting for stock-based compensation, the Company measures stock-based compensation expense at the grant date based on the fair value of the award and recognizes the compensation expense over the requisite service period, which is generally the vesting period.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. The Company estimates pre-vesting forfeitures at the time of grant by analyzing historical data and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following table presents the components and classification of stock-based compensation expense, for stock options, restricted stock awards, and ESPP shares recognized for fiscal years 2014, 2013, and 2012:

	Fiscal Year
(in millions)	2014	2013	2012
Stock options	$34	$44	$60
Restricted stock awards	98	96	86
Employees stock purchase plan	13	12	13
Physio-Control award acceleration	—	—	2

Total stock-based compensation expense	$145	$152	$161

Cost of products sold	$14	$12	$12
Research and development expense	27	31	29
Selling, general, and administrative expense	104	109	118
Physio-Control divestiture-related costs	—	—	2

Total stock-based compensation expense	145	152	161
Income tax benefits	(40)	(43)	(45)

Total stock-based compensation expense, net of tax	$105	$109	$116

Stock Options    The following table summarizes all stock option activity, including activity from options assumed or issued as a result of acquisitions, during fiscal years 2014, 2013, and 2012:

	Fiscal Year
	2014		2013		2012
	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price	Options (in thousands)	Wtd. Avg. Exercise Price
Beginning balance	62,020	$44.98	74,590	$44.80	84,652	$45.23
Granted	2,983	55.36	4,437	39.54	4,634	34.93
Exercised	(27,527)	46.26	(6,096)	37.73	(1,218)	34.95
Canceled	(1,899)	46.44	(10,911)	45.57	(13,478)	44.98

Outstanding at year-end	35,577	$44.78	62,020	$44.98	74,590	$44.80

Exercisable at year-end	26,997	$45.22	50,908	$46.65	60,833	$46.73

For options outstanding and exercisable at April 25, 2014, the weighted average remaining contractual life was 4.53 years and 3.39 years, respectively. The total intrinsic value, calculated as the closing stock price at year-end less the option exercise price, of options exercised during fiscal years 2014, 2013, and 2012 was $249 million, $39 million, and $5 million, respectively. For options outstanding and exercisable at April 25, 2014, the total

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

intrinsic value of in-the-money options was $477 million and $351 million, respectively. The Company issues new shares when stock option awards are exercised. Cash received from the exercise of stock options for the fiscal year ended April 25, 2014 was $1.273 billion. The Company’s tax benefit related to the exercise of stock options for fiscal year 2014 was $78 million. Unrecognized compensation expense related to outstanding stock options as of April 25, 2014 was $40 million and is expected to be recognized over a weighted average period of 2.5 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock Awards    The following table summarizes restricted stock award activity during fiscal years 2014, 2013, and 2012:

	Fiscal Year
	2014		2013		2012
	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price	Awards (in thousands)	Wtd. Avg. Grant Price
Nonvested, beginning balance	10,058	$38.97	9,980	$37.80	9,207	$40.42
Granted	2,519	55.62	3,135	39.53	3,785	35.60
Vested	(2,210)	35.76	(2,445)	35.58	(2,194)	44.74
Forfeited	(809)	39.41	(612)	36.34	(818)	38.46

Nonvested at year-end	9,558	$44.06	10,058	$38.97	9,980	$37.80

Unrecognized compensation expense related to restricted stock awards as of April 25, 2014 was $170 million and is expected to be recognized over a weighted average period of 3.4 years and will be adjusted for any future changes in estimated forfeitures.

13. Income Taxes

The provision for income taxes is based on earnings before income taxes reported for financial statement purposes. The components of earnings from continuing operations before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year
(in millions)	2014	2013	2012
U.S.	$1,690	$1,806	$1,620
International	2,015	2,445	2,525

Earnings from continuing operations before income taxes	$3,705	$4,251	$4,145

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The provision for income taxes from continuing operations consists of the following:

	Fiscal Year
(in millions)	2014	2013	2012
Current tax expense:
U.S.	$532	$509	$664
International	248	219	231

Total current tax expense	780	728	895
Deferred tax expense (benefit):
U.S.	(175)	46	(138)
International	35	10	(27)

Net deferred tax expense (benefit)	(140)	56	(165)

Total provision for income taxes	$640	$784	$730

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Deferred taxes arise because of the different treatment of transactions for financial statement accounting and income tax accounting, known as “temporary differences.” The Company records the tax effect of these temporary differences as “deferred tax assets” and “deferred tax liabilities.” Deferred tax assets generally represent items that can be used as a tax deduction or credit in a tax return in future years for which the Company has already recorded the tax benefit in the consolidated statements of earnings. The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has established valuation allowances for federal, state, and foreign net operating losses, credit carryforwards, capital loss carryforwards, and deferred tax assets which are capital in nature of $397 million and $313 million at April 25, 2014 and April 26, 2013, respectively. These carryover attributes expire at various points in time, from within a year to no expiration date. These valuation allowances would result in a reduction to the provision for income taxes in the consolidated statements of earnings, if they are ultimately not required. Deferred tax liabilities generally represent tax expense recognized in the consolidated financial statements for which payment has been deferred or expense has already been taken as a deduction on the Company’s tax return but has not yet been recognized as an expense in the consolidated statements of earnings. Tax assets (liabilities), shown before jurisdictional netting of deferred tax assets (liabilities), are comprised of the following:

(in millions)	April 25, 2014	April 26, 2013
Deferred tax assets:
Net operating loss, capital loss, and credit carryforwards	$487	$423
Other accrued liabilities	205	140
Accrued compensation	201	98
Pension and post-retirement benefits	194	239
Stock-based compensation	171	223
Other	142	200
Inventory	118	121
Federal and state benefit on uncertain tax positions	79	57
Unrealized loss on available-for-sale securities and derivative financial instruments	29	—

Gross deferred tax assets	1,626	1,501
Valuation allowance	(397)	(313)

Total deferred tax assets	1,229	1,188
Deferred tax liabilities:
Intangible assets	(652)	(712)
Basis impairment	(225)	(214)
Realized loss on derivative financial instruments	(110)	(110)
Other	(24)	(29)
Accumulated depreciation	(20)	(56)
Unrealized gain on available-for-sale securities and derivative financial instruments	—	(87)

Total deferred tax liabilities	(1,031)	(1,208)
Prepaid income taxes	320	321
Income tax receivables	113	114

Tax assets, net	$631	$415

Reported as (after valuation allowance and jurisdictional netting):
Tax assets	$736	$539
Long-term tax assets	300	232
Deferred tax liabilities	(19)	(16)
Long-term deferred tax liabilities	(386)	(340)

Tax assets, net	$631	$415

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company’s effective income tax rate from continuing operations varied from the U.S. federal statutory tax rate as follows:

	Fiscal Year
	2014	2013	2012
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of federal tax benefit	0.6	0.5	0.9
Research and development credit	(0.5)	(1.1)	(0.6)
Domestic production activities	(0.4)	(0.3)	(0.5)
International	(17.7)	(16.7)	(16.9)
Puerto Rico Excise Tax	(1.6)	(1.3)	(1.4)
Impact of restructuring charges, net, certain litigation charges, net, and acquisition-related items	5.6	2.0	0.3
Reversal of excess tax accruals	(1.9)	—	(0.8)
Valuation allowance release	—	(0.2)	(0.8)
Other, net	(1.8)	0.5	2.4

Effective tax rate	17.3%	18.4%	17.6%

In fiscal year 2014, the Company recorded a $71 million net tax benefit associated with the reversal of excess tax accruals. This net tax benefit included $63 million related to the settlement of certain issues reached with the U.S. Internal Revenue Service (IRS) involving the review of the Company’s fiscal years 2009 through 2011 domestic income tax returns and the remaining amount related to the resolution of various state and foreign audit proceedings covering multiple years and issues. The $71 million net tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2014.

In fiscal year 2012, the Company entered into a sale-leaseback agreement that was recorded as a capital lease and as a result of the transaction, the Company recorded a $33 million tax benefit associated with the release of a valuation allowance associated with the usage of a capital loss carryover. The $33 million tax benefit was recorded in the provision for income taxes in the consolidated statement of earnings for fiscal year 2012.

The Company has not provided U.S. income taxes on approximately $20.529 billion, $18.123 billion, and $16.033 billion of undistributed earnings, net, from non-U.S. subsidiaries as of April 25, 2014, April 26, 2013, and April 27, 2012, respectively. These earnings are indefinitely reinvested outside the U.S. and are available for use by the Company’s non-U.S. operations. The Company continues to be focused on goals to grow its business through increased globalization of the Company. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

Currently, the Company’s operations in Puerto Rico, Switzerland, and Singapore have various tax incentive grants. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.42 in fiscal year 2014, $0.42 in fiscal year 2013, and $0.43 in fiscal year 2012. Unless these grants are extended, they will expire between fiscal years 2015 and 2027. The Company’s historical practice has been to renew, extend, or obtain new tax incentive grants upon expiration of existing tax incentive grants. If the Company is not able to renew, extend, or obtain new tax incentive grants, the expiration of existing tax incentive grants could have a material impact on the Company’s financial results in future periods. The expiration of a tax incentive grant in fiscal year 2015 is not expected to have a material impact on the provision for income taxes in the consolidated statements of earnings in future years.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company had $1.172 billion, $1.068 billion, and $917 million of gross unrecognized tax benefits as of April 25, 2014, April 26, 2013, and April 27, 2012, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for fiscal years 2014, 2013, and 2012 is as follows:

	Fiscal Year
(in millions)	2014	2013	2012
Gross unrecognized tax benefits at beginning of fiscal year	$1,068	$917	$769
Gross increases:
Prior year tax positions	64	12	47
Current year tax positions	166	169	171
Gross decreases:
Prior year tax positions	(58)	(21)	(53)
Settlements	(66)	(6)	(4)
Statute of limitation lapses	(2)	(3)	(13)

Gross unrecognized tax benefits at end of fiscal year	$1,172	$1,068	$917

If all of the Company’s unrecognized tax benefits as of April 25, 2014, April 26, 2013, and April 27, 2012 were recognized, $1.104 billion, $1.028 billion, and $858 million would impact the Company’s effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company’s effective tax rate in future periods. The Company has recorded the gross unrecognized tax benefits as a long-term liability, as it does not expect significant payments to occur or the total amount of unrecognized tax benefits to change significantly over the next 12 months.

The Company recognizes interest and penalties related to income tax matters in the provision for income taxes in the consolidated statements of earnings and records the liability in the current or long-term accrued income taxes in the consolidated balance sheets, as appropriate. The Company had $141 million, $88 million, and $120 million of accrued gross interest and penalties as of April 25, 2014, April 26, 2013, and April 27, 2012, respectively. During the fiscal years ended April 25, 2014, April 26, 2013, and April 27, 2012, the Company recognized gross interest expense of approximately $36 million, $33 million, and $32 million in the provision for income taxes in the consolidated statements of earnings, respectively.

Tax audits associated with the allocation of income, and other complex issues, may require an extended period of time to resolve and may result in income tax adjustments if changes to the Company’s allocation are required between jurisdictions with different tax rates. Tax authorities periodically review the Company’s tax returns and propose adjustments to the Company’s tax filings. The IRS has settled its audits with the Company for all years through fiscal year 2004. Tax years settled with the IRS may remain open for foreign tax audits and competent authority proceedings. Competent authority proceedings are a means to resolve intercompany pricing disagreements between countries. The major foreign jurisdictions where the Company conducts business have generally concluded all material tax matters through fiscal year 2004. In addition, substantially all material state and local tax matters have been concluded through fiscal year 2004.

In March 2009, the IRS issued its audit report for fiscal years 2005 and 2006. The Company reached agreement with the IRS on some, but not all matters related to these fiscal years. On December 23, 2010, the IRS issued a statutory notice of deficiency with respect to the remaining issues. The Company filed a Petition with the U.S. Tax Court on March 21, 2011 objecting to the deficiency. During October and November 2012, the Company

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

reached resolution with the IRS on various matters, including the deductibility of a settlement payment. The remaining unresolved issues relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, which is one of the Company’s key manufacturing sites.

In October 2011, the IRS issued its audit report for fiscal years 2007 and 2008. The Company reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of the Company’s acquisition of Kyphon Inc. (Kyphon). Associated with the Kyphon acquisition, Medtronic entered into an intercompany transaction whereby the Kyphon U.S. tangible assets were sold to another wholly-owned Medtronic subsidiary in a taxable transaction. The IRS has disagreed with the Company’s valuation of these assets and proposed that all U.S. goodwill, the value of the ongoing business, and the value of the workforce in place related to the Kyphon acquisition be included in the tangible asset sale. The Company disagrees that these items were sold, as well as with the IRS valuation of these items. The IRS continues to evaluate the overall transaction that Medtronic entered into and because a foreign subsidiary acquired part of Kyphon directly from the Kyphon shareholders, the IRS has argued that a deemed taxable event occurred. The Company disagrees with the IRS and is currently attempting to resolve these matters at the IRS Appellate level and will proceed through litigation, if necessary.

In April 2014, the IRS issued its audit report for fiscal years 2009, 2010, and 2011. The Company reached agreement with the IRS on some but not all matters related to these fiscal years. The significant issues that remain unresolved relate to the allocation of income between Medtronic, Inc. and its wholly-owned subsidiary operating in Puerto Rico, and proposed adjustments associated with the tax effects of its acquisition structures for Ardian, CoreValve, Inc., and Ablation Frontiers, Inc. The IRS’s positions are similar to those presented in the Kyphon proposed adjustments. The Company disagrees with the IRS and will attempt to resolve these matters at the IRS Appellate level, however, it will proceed through litigation, if necessary.

The Company’s reserves for uncertain tax positions relate to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these significant unresolved matters, or positions taken by the IRS or foreign tax authorities during future tax audits, could have a material impact on the Company’s financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and that it has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts, as necessary.

14. Retirement Benefit Plans

The Company sponsors various retirement benefit plans, including defined benefit pension plans (pension benefits), post-retirement medical plans (post-retirement benefits), defined contribution savings plans, and termination indemnity plans, covering substantially all U.S. employees and many employees outside the U.S. The expense related to these plans was $419 million, $419 million, and $319 million in fiscal years 2014, 2013, and 2012, respectively.

In the U.S., the Company maintains a qualified pension plan designed to provide guaranteed minimum retirement benefits to all eligible U.S. employees. Pension coverage for non-U.S. employees is provided, to the extent deemed appropriate, through separate plans. In addition, U.S. and Puerto Rico employees are also eligible to receive specified Company paid health care and life insurance benefits through the Company’s post-retirement benefits. In addition to the benefits provided under the qualified pension plan, retirement benefits associated with wages in excess of the IRS allowable limits are provided to certain employees under a non-qualified plan.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

As of April 25, 2014 and April 26, 2013, the net underfunded status of the Company’s benefit plans was $488 million and $584 million, respectively.

The change in benefit obligation and funded status of the Company’s employee retirement plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Post-Retirement Benefits
	Fiscal Year		Fiscal Year		Fiscal Year
(in millions)	2014	2013	2014	2013	2014	2013
Accumulated benefit obligation at end of year:	$1,996	$1,924	$871	$689	$327	$302

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$2,154	$1,877	$811	$717	$302	$339
Service cost	107	104	54	43	19	19
Interest cost	97	94	29	27	14	15
Employee contributions	—	—	16	15	9	9
Plan amendments	—	—	—	(8)	—	—
Plan curtailments	—	—	(2)	—	—	—
Actuarial (gain) loss	(104)	151	88	65	1	(62)
Benefits paid	(51)	(72)	(27)	(25)	(19)	(19)
Medicare Part D reimbursements	—	—	—	—	1	1
Foreign currency exchange rate changes	—	—	62	(23)	—	—

Projected benefit obligation at end of year	$2,203	$2,154	$1,031	$811	$327	$302

Change in plan assets:
Fair value of plan assets at beginning of year	$1,717	$1,470	$733	$638	$233	$204
Actual return on plan assets	163	129	61	69	24	19
Employer contributions	88	190	48	49	20	20
Employee contributions	—	—	16	15	9	9
Benefits paid	(51)	(72)	(27)	(25)	(19)	(19)
Foreign currency exchange rate changes	—	—	58	(13)	—	—

Fair value of plan assets at end of year	$1,917	$1,717	$889	$733	$267	$233

Funded status at end of year:
Fair value of plan assets	$1,917	$1,717	$889	$733	$267	$233
Benefit obligations	2,203	2,154	1,031	811	327	302

Underfunded status of the plans	$(286)	$(437)	$(142)	$(78)	$(60)	$(69)

Recognized liability	$(286)	$(437)	$(142)	$(78)	$(60)	$(69)

Amounts recognized on the consolidated balance sheets consist of:
Non-current assets	$—	$—	$17	$19	$—	$—
Current liabilities	(10)	(9)	(4)	(4)	(1)	(1)
Non-current liabilities	(276)	(428)	(155)	(93)	(59)	(68)

Recognized liability	$(286)	$(437)	$(142)	$(78)	$(60)	$(69)

Amounts recognized in accumulated other comprehensive (loss) income:
Prior service cost (benefit)	$4	$5	$(2)	$(1)	$(3)	$(3)
Net actuarial loss	837	1,048	254	190	39	43

Ending balance	$841	$1,053	$252	$189	$36	$40

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

In certain countries outside the U.S., fully funding pension plans is not a common practice, as funding provides no income tax benefit. Consequently, certain pension plans were partially funded as of April 25, 2014 and April 26, 2013. U.S. and non-U.S. plans with accumulated benefit obligations in excess of plan assets consist of the following:

	Fiscal Year
(in millions)	2014	2013
Accumulated benefit obligation	$2,426	$2,003
Projected benefit obligation	2,703	2,243
Plan assets at fair value	2,268	1,740

Plans with projected benefit obligations in excess of plan assets consist of the following:

	Fiscal Year
(in millions)	2014	2013
Projected benefit obligation	$2,864	$2,637
Plan assets at fair value	2,419	2,104

The net periodic benefit cost of the plans include the following components:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
(in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Service cost	$107	$104	$92	$54	$43	$42	$19	$19	$19
Interest cost	97	94	87	29	27	29	14	15	17
Expected return on plan assets	(141)	(128)	(121)	(35)	(33)	(36)	(19)	(17)	(16)
Amortization of prior service cost (credit)	1	(1)	(1)	1	1	1	—	—	—
Amortization of net actuarial loss	85	71	45	11	8	4	1	3	3

Net periodic benefit cost	$149	$140	$102	$60	$46	$40	$15	$20	$23

The other changes in plan assets and projected benefit obligations recognized in accumulated other comprehensive loss for fiscal year 2014 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post- Retirement Benefits
Net actuarial (gain) loss	$(126)	$61	$(3)
Amortization of prior service cost	(1)	(1)	—
Amortization of net actuarial gain	(85)	(11)	(1)
Effect of exchange rates	—	14	—

Total recognized in accumulated other comprehensive loss	$(212)	$63	$(4)

Total recognized in net periodic benefit cost and accumulated other comprehensive loss	$(63)	$124	$11

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost, before tax, in fiscal year 2015 are as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post- Retirement Benefits
Amortization of net actuarial loss	$65	$13	$—

	$65	$13	$—

The actuarial assumptions are as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Post-Retirement Benefits
	Fiscal Year			Fiscal Year			Fiscal Year
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Weighted average assumptions – projected benefit obligation:
Discount rate	4.75%	4.55%	5.05%	3.32%	3.52%	3.98%	4.75%	4.55%	5.05%
Rate of compensation increase	3.90%	3.90%	3.80%	2.80%	2.78%	2.85%	N/A	N/A	N/A
Initial health care cost trend rate pre-65	N/A	N/A	N/A	N/A	N/A	N/A	7.50%	7.75%	7.50%
Initial health care cost trend rate post-65	N/A	N/A	N/A	N/A	N/A	N/A	6.75%	7.00%	7.25%
Weighted average assumptions – net periodic benefit cost:
Discount rate	4.55%	5.05%	5.80%	3.52%	3.98%	4.75%	4.55%	5.05%	5.80%
Expected return on plan assets	8.25%	8.25%	8.25%	4.76%	5.19%	5.82%	8.25%	8.25%	8.25%
Rate of compensation increase	3.90%	3.80%	3.80%	2.78%	2.85%	2.97%	N/A	N/A	N/A
Initial health care cost trend rate pre-65	N/A	N/A	N/A	N/A	N/A	N/A	7.75%	7.50%	7.75%
Initial health care cost trend rate post-65	N/A	N/A	N/A	N/A	N/A	N/A	7.00%	7.25%	7.50%

The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumptions are determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

Retirement Benefit Plan Investment Strategy    The Company has an account that holds the assets for both the U.S. pension plan and other U.S. post-retirement benefits, primarily retiree medical benefits. For investment purposes, the plans are managed in an identical way, as their objectives are similar.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The Company has a Qualified Plan Committee (the Plan Committee) that sets investment guidelines for U.S. pension plan and other U.S. post-retirement benefits with the assistance of an external consultant. These guidelines are established based on market conditions, risk tolerance, funding requirements, and expected benefit payments. The Plan Committee also oversees the investment allocation process, selects the investment managers, and monitors asset performance. As pension liabilities are long-term in nature, the Company employs a long-term total return approach to maximize the long-term rate of return on plan assets for a prudent level of risk. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption.

The investment portfolio contains a diversified portfolio of investment categories, including equities, fixed income securities, hedge funds, and private equity. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value styles, large cap and small cap stocks, active and passive management, and derivative-based styles.

Outside the U.S., pension plan assets are typically managed by decentralized fiduciary committees. There is significant variation in policy asset allocation from country to country. Local regulations, local funding rules, and local financial and tax considerations are part of the funding and investment allocation process in each country.

The Plan did not hold any investments in the Company’s common stock as of April 25, 2014 or April 26, 2013.

The Company’s pension plan target allocations at April 25, 2014 and April 26, 2013, by asset category, are as follows:

U.S. Plans

	Target Allocation
	2014	2013
Asset Category
Equity securities	50%	50%
Debt securities	20	20
Other	30	30

Total	100%	100%

Non-U.S. Plans

	Target Allocation
	2014	2013
Asset Category
Equity securities	41%	40%
Debt securities	22	22
Other	37	38

Total	100%	100%

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Retirement Benefit Plan Asset Fair Values    The following is a description of the valuation methodologies used for retirement benefit plan assets measured at fair value.

Short-term investments: Valued at the closing price reported in the active markets in which the individual security is traded.

U.S. government securities: Certain U.S. government securities are valued at the closing price reported in the active markets in which the individual security is traded. Other U.S. government securities are valued based on inputs other than quoted prices that are observable.

Corporate debt securities: Valued based on inputs other than quoted prices that are observable.

Common stock: Valued at the closing price reported in the active markets in which the individual security is traded.

Equity Mutual Funds/Commingled Trusts: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments of the partnerships valued at the closing price reported in the active markets in which the individual security is traded. Equity mutual funds have a daily reported net asset value and the Company classifies these investments as Level 2. Commingled trusts do not have a daily reported net asset value and the Company classifies these investments as Level 3.

Fixed Income Mutual Funds: Valued based on the year-end net asset values of the investment vehicles. The net asset values of the investment vehicles are based on the fair values of the underlying investments of the partnerships valued based on inputs other than quoted prices that are observable.

Partnership Units: Valued based on the year-end net asset values of the underlying partnerships. The net asset values of the partnerships are based on the fair values of the underlying investments of the partnerships. Quoted market prices are used to value the underlying investments of the partnerships, where the partnerships consist of the investment pools which invest primarily in common stocks. Partnership units include partnerships, private equity investments, and real asset investments. Partnerships primarily include long/short equity and absolute return strategies. These investments can be redeemed monthly with notice periods ranging from 45 to 95 days. As of April 25, 2014, there are two absolute return strategy funds totaling $5 million that are in the process of liquidation. The Company expects to receive the majority of the proceeds over the next five years. Private equity investments consist of common stock and debt instruments of private companies. For private equity funds, the sum of the unfunded commitments as of April 25, 2014 is $64 million and the estimated liquidation period of these funds is expected to be one to 15 years. Real asset investments consist of commodities, derivatives, Real Estate Investment Trusts, and illiquid real estate holdings. These investments have redemption and liquidation periods ranging from 30 days to 10 years. If a quoted market price is not available for a partnership investment, other valuation procedures are utilized to arrive at fair value.

Registered Investment Companies: Valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.

Insurance Contracts: Comprised of investments in collective (group) insurance contracts, consisting of individual insurance policies. The policyholder is the employer and each member is the owner/beneficiary of their individual insurance policy. These policies are a part of the insurance company’s general portfolio and participate in the insurer’s profit-sharing policy on an excess yield basis.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between Level 1, Level 2, or Level 3 during fiscal years 2014, 2013, or 2012.

The following tables provide information by level for the retirement benefit plan assets that are measured at fair value, as defined by U.S. GAAP. See Note 6 for discussion of the fair value measurement terms of Levels 1, 2, and 3.

U.S. Pension Benefits

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Short-term investments	$157	$157	$—	$—
U.S. government securities	158	108	50	—
Corporate debt securities	60	—	59	1
Other common stock	125	125	—	—
Equity mutual funds/commingled trusts	578	—	293	285
Fixed income mutual funds	166	—	166	—
Partnership units	673	—	—	673

	$1,917	$390	$568	$959

	Fair Value as of April 26, 2013	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Short-term investments	$195	$195	$—	$—
U.S. government securities	172	145	27	—
Corporate debt securities	62	—	61	1
Other common stock	216	216	—	—
Equity mutual funds/commingled trusts	377	—	150	227
Fixed income mutual funds	72	—	72	—
Partnership units	623	—	—	623

	$1,717	$556	$310	$851

The following tables provide a reconciliation of the beginning and ending balances of U.S. pension benefit assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Corporate Debt Securities	Commingled Trusts	Partnership Units
Balance as of April 26, 2013	$851	$1	$227	$623
Total realized gains (losses) included in earnings	23	—	—	23
Total unrealized gains (losses) included in accumulated other comprehensive loss	86	—	58	28
Purchases and sales, net	(1)	—	—	(1)

Balance as of April 25, 2014	$959	$1	$285	$673

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

(in millions)	Total Level 3 Investments	Corporate Debt Securities	Commingled Trusts	Partnership Units
Balance as of April 27, 2012	$752	$1	$193	$558
Total realized gains (losses) included in earnings	8	—	—	8
Total unrealized gains (losses) included in accumulated other comprehensive loss	62	—	34	28
Purchases and sales, net	29	—	—	29

Balance as of April 26, 2013	$851	$1	$227	$623

Non-U.S. Pension Benefits

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Registered investment companies	$868	$—	$868	$—
Insurance contracts	11	—	—	11
Partnership units	10	—	—	10

	$889	$—	$868	$21

	Fair Value as of April 26, 2013	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Registered investment companies	$715	$—	$715	$—
Insurance contracts	10	—	—	10
Partnership units	8	—	—	8

	$733	$—	$715	$18

The following tables provide a reconciliation of the beginning and ending balances of non-U.S. pension benefit assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Insurance Contracts	Partnership Units
Balance as of April 26, 2013	$18	$10	$8
Total unrealized gains (losses) included in accumulated other comprehensive loss	1	—	1
Purchases and sales, net	1	—	1
Foreign currency exchange	1	1	—

Balance as of April 25, 2014	$21	$11	$10

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

(in millions)	Total Level 3 Investments	Insurance Contracts	Partnership Units
Balance as of April 27, 2012	$16	$9	$7
Total unrealized gains (losses) included in accumulated other comprehensive loss	1	—	1
Purchases and sales, net	1	1	—

Balance as of April 26, 2013	$18	$10	$8

Post-Retirement Benefits

	Fair Value as of April 25, 2014	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Short-term investments	$22	$22	$—	$—
U.S. government securities	23	16	7	—
Corporate debt securities	9	—	9	—
Other common stock	18	18	—	—
Equity mutual funds/commingled trusts	83	—	42	41
Fixed income mutual funds	24	—	24	—
Partnership units	97	—	—	97

Total	$276	$56	$82	$138

Other items to reconcile to fair value of plan assets	(9)

	$267

	Fair Value as of April 26, 2013	Fair Value Measurements Using Inputs Considered as
(in millions)		Level 1	Level 2	Level 3
Short-term investments	$28	$28	$—	$—
U.S. government securities	24	20	4	—
Corporate debt securities	9	—	9	—
Other common stock	31	31	—	—
Equity mutual funds/commingled trusts	53	—	21	32
Fixed income mutual funds	10	—	10	—
Partnership units	88	—	—	88

Total	$243	$79	$44	$120

Other items to reconcile to fair value of plan assets	(10)

	$233

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

The following tables provide a reconciliation of the beginning and ending balances of post-retirement benefit assets measured at fair value that used significant unobservable inputs (Level 3):

(in millions)	Total Level 3 Investments	Commingled Trusts	Partnership Units
Balance as of April 26, 2013	$120	$32	$88
Total realized gains (losses) included in earnings	4	—	4
Total unrealized gains (losses) included in accumulated other comprehensive loss	13	9	4
Purchases and sales, net	1	—	1

Balance as of April 25, 2014	$138	$41	$97

(in millions)	Total Level 3 Investments	Commingled Trusts	Partnership Units
Balance as of April 27, 2012	$108	$28	$80
Total realized gains (losses) included in earnings	5	4	1
Total unrealized gains (losses) included in accumulated other comprehensive loss	4	—	4
Purchases and sales, net	3	—	3

Balance as of April 26, 2013	$120	$32	$88

Retirement Benefit Plan Funding    It is the Company’s policy to fund retirement costs within the limits of allowable tax deductions. During fiscal year 2014, the Company made discretionary contributions of approximately $88 million to the U.S. pension plan and approximately $20 million to fund post-retirement benefits. Internationally, the Company contributed approximately $48 million for pension benefits during fiscal year 2014. During fiscal year 2015, the Company anticipates that its contribution for pension benefits and post-retirement benefits will be less than those contributions made during fiscal year 2014. Based on the guidelines under the U.S. Employee Retirement Income Security Act of 1974 and the various guidelines which govern the plans outside the U.S., the majority of anticipated fiscal year 2015 contributions will be discretionary. The Company believes that, along with pension assets, the returns on invested pension assets, and Company contributions, the Company will be able to meet its pension and other post-retirement obligations in the future.

Retiree benefit payments, which reflect expected future service, are anticipated to be paid as follows:

(in millions)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Post-Retirement Benefits
Fiscal Year	Gross Payments	Gross Payments	Gross Payments	Gross Medicare Part D Receipts
2015	$59	$36	$12	$—
2016	69	30	14	—
2017	78	31	16	—
2018	88	33	18	—
2019	98	32	20	—
2020 – 2024	659	187	137	—

Total	$1,051	$349	$217	$—

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act (PPACA) and the Health Care and Education Affordability Reconciliation Act (Reconciliation Act). Included among the major provisions of these laws is a change in the tax treatment of the Medicare Part D subsidy. The subsidy came into existence with the enactment of the Medicare Modernization Act (MMA) in 2003 and is available to sponsors of retiree health benefit plans with a prescription drug benefit that is actuarially equivalent to the benefit provided by the Medicare Part D program. Prior to the enactment of the PPACA and the Reconciliation Act, the Company was allowed to deduct the full cost of its retiree drug plans without reduction for subsidies received.

Under U.S. GAAP, the Company records a liability on its balance sheet for the expected cost of earned future retiree health benefits. When the MMA was enacted in 2003, this liability was reduced to reflect expected future subsidies from the Medicare Part D program. In addition, the Company recorded a reduction to the deferred tax liability on the balance sheet for the value of future tax deductions for these retiree health benefits. Each year, as additional benefits are earned and benefit payments are made, the Company adjusts the post-retirement benefits liability and deferred tax liability.

After the passage of the PPACA and the Reconciliation Act, the Company must reduce the tax deduction for retiree drug benefits paid by the amount of the Medicare Part D subsidy beginning in 2013. U.S. GAAP requires the impact of a change in tax law to be recognized immediately in the income statement in the period that includes the enactment date, regardless of the effective date of the change in tax law. As a result of this change in tax law, the Company recorded a non-cash charge of $15 million in fiscal year 2010 to increase the deferred tax liability. As a result of this legislation, the Company will be evaluating prospective changes to the active and retiree health care benefits offered by the Company.

The Company’s U.S. qualified defined benefit plans are funded in excess of 80 percent and, therefore, the Company expects that the plans will not be subject to the “at risk” funding requirements of the Pension Protection Act and that the law will not have a material impact on future contributions.

The initial health care cost trend rates for post-retirement benefit plans was 7.50 percent for pre-65 and 6.75 percent for post-65 at April 25, 2014. Based on actuarial data, the trend rates are expected to decline to 5.0 percent over a five-year period. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(in millions)	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on post-retirement benefit cost	$1	$(1)
Effect on post-retirement benefit obligation	11	(9)

Defined Contribution Savings Plans    The Company has defined contribution savings plans that cover substantially all U.S. employees and certain non-U.S. employees. The general purpose of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. Company contributions to the plans are based on employee contributions and Company performance and since fiscal year 2006, the entire match has been made in cash. Expense under these plans was $145 million, $163 million, and $106 million in fiscal years 2014, 2013, and 2012, respectively.

Effective May 1, 2005, the Company froze participation in the existing defined benefit pension plan in the U.S. and implemented two new plans including an additional defined benefit pension plan and a new defined contribution pension plan, respectively: the Personal Pension Account (PPA) and the Personal Investment Account (PIA). Employees in the U.S. hired on or after May 1, 2005 have the option to participate in either the PPA or the PIA. Participants in the PPA receive an annual allocation of their salary and bonus on which they will

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

receive an annual guaranteed rate of return which is based on the ten-year Treasury bond rate. Participants in the PIA also receive an annual allocation of their salary and bonus; however, they are allowed to determine how to invest their funds among identified fund alternatives. The cost associated with the PPA is included in U.S. Pension Benefits in the tables presented earlier. The defined contribution cost associated with the PIA was approximately $50 million, $50 million, and $48 million in fiscal years 2014, 2013, and 2012, respectively.

15. Leases

The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation, data processing, and other equipment under capital and operating leases. A substantial number of these leases contain options that allow the Company to renew at the fair rental value on the date of renewal.

Future minimum payments under capitalized leases and non-cancelable operating leases at April 25, 2014 are:

(in millions) Fiscal Year	Capitalized Leases	Operating Leases
2015	$18	$112
2016	17	77
2017	34	45
2018	22	21
2019	22	13
Thereafter	64	23

Total minimum lease payments	$177	$291
Less amounts representing interest	(24)	N/A

Present value of net minimum lease payments	$153	N/A

Rent expense for all operating leases, including discontinued operations in prior years, was $150 million, $140 million, and $153 million in fiscal years 2014, 2013, and 2012, respectively.

In April 2012, the Company entered into a $165 million sale-leaseback agreement with a financial institution whereby certain manufacturing equipment was sold to the financial institution and is being leased by the Company over a ten-year period. The transaction was recorded as a capital lease and is included in the table above. Payments for the remaining balance of the sale-leaseback agreement are due monthly for the first five years, and then annually, for the remaining five years. The lease provides for an early buyout option whereby the Company, at its option, could repurchase the equipment at a pre-determined fair market value in calendar year 2017.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

16. Accumulated Other Comprehensive Loss

In the first quarter of fiscal year 2014, the Company prospectively adopted guidance issued by the FASB that requires additional disclosure related to the impact of reclassification adjustments out of AOCI on net income. Changes in AOCI by component are as follows:

(in millions)	Unrealized Gain (Loss) on Available-for- Sale Securities		Cumulative Translation Adjustments (a)	Net Change in Retirement Obligations	Unrealized Gain (Loss) on Derivatives		Total Accumulated Other Comprehensive Loss
Balance as of April 26, 2013, net of tax	$97		$205	$(852)	$58		$(492)
Other comprehensive (loss) income before reclassifications, before tax	(89)		13	60	(120)		(136)
Tax benefit (expense)	32		—	(37)	44		39

Other comprehensive (loss) income before reclassifications, net of tax	(57)		13	23	(76)		(97)
Reclassifications, before tax	(72)		—	99	(42)		(15)
Tax benefit (expense)	26		—	(35)	16		7

Reclassifications, net of tax	(46	)(b)	—	64 (c)	(26	)(d)	(8)

Other comprehensive (loss) income, net of tax	(103)		13	87	(102)		(105)

Balance as of April 25, 2014, net of tax	$(6)		$218	$(765)	$(44)		$(597)

(a)	Taxes are not provided on CTA as substantially all translation adjustments relate to earnings that are intended to be indefinitely reinvested outside the U.S.
(b)	Represents net realized gains on sales of available-for-sale securities that were reclassified from AOCI to other expense, net (see Note 5).
(c)	Includes net amortization of prior service costs and actuarial losses included in net periodic benefit cost (see Note 14).
(d)	Relates to foreign currency cash flow hedges that were reclassified from AOCI to other expense, net or cost of products sold and forward starting interest rate derivative instruments that were reclassified from AOCI to interest expense, net (see Note 9).

17. Discontinued Operations

Beginning in the third quarter of fiscal year 2012, the results of operations, assets, and liabilities of the Physio-Control business, which were previously presented as a component of the Cardiac and Vascular Group operating segment, are classified as discontinued operations.

On January 30, 2012, the Company completed the sale of the Physio-Control business to Bain Capital Partners, LLC. The Company sold $164 million in net assets and received $386 million in net cash. Additionally, the

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Company entered into a Transition Services Agreement (TSA) with Physio-Control in which the Company provided transition services for Physio-Control through fiscal year 2013 as it established standalone processes separate from Medtronic. The TSA required the Company to continue to provide certain back-office support functions to Physio-Control in the areas of finance, facilities, human resources, customer service, IT, quality and regulatory, and operations. The Company was compensated for the services specified in the TSA. The Company recorded the income earned from the TSA in other expense, net in the consolidated statements of earnings.

The following is a summary of the operating results of Physio-Control for discontinued operations for fiscal year 2012:

(in millions)	2012
Discontinued operations:
Net sales	$323

Earnings from operations of Physio-Control	$48
Physio-Control divestiture-related costs	(42)
Gain on sale of Physio-Control	218
Income tax expense	(22)

Earnings from discontinued operations	$202

In the fourth quarter of fiscal year 2012, the Company recognized a pre-tax gain on sale of $218 million, which included a reversal of the portion of the Company’s currency translation adjustment related to Physio-Control. Additionally, during fiscal year 2012, the Company recorded $42 million of Physio-Control divestiture-related costs in discontinued operations. The Company reclassified $12 million of Physio-Control divestiture-related costs previously recorded in acquisition-related items within continuing operations on the consolidated statements of earnings in the first and second quarters of fiscal year 2012 to discontinued operations.

18. Contingencies

The Company is involved in a number of legal actions. The outcomes of these legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief (including injunctions barring the sale of products that are the subject of the lawsuit), that could require significant expenditures or result in lost revenues. In accordance with U.S. GAAP, the Company records a liability in the consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required to estimate the amount and timing of a loss to be recorded. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages, with incomplete scientific facts or legal discovery; involve unsubstantiated or indeterminate claims for damages; potentially involve penalties, fines or punitive damages; or could result in a change in business practice. While it is not possible to predict the outcome for most of the matters discussed, the Company believes it is possible that costs associated with them could have a material adverse impact on the Company’s consolidated earnings, financial position, or cash flows.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Litigation with Wyeth and Cordis Corporation

On February 22, 2008, Wyeth and Cordis Corporation (Cordis) filed a lawsuit against the Company and its subsidiary, Medtronic AVE, Inc., in U.S. District Court for the District of New Jersey, alleging that Medtronic’s Endeavor drug-eluting stent infringes three U.S. “Morris” patents alleged to be owned by Wyeth and exclusively licensed to Cordis. On January 19, 2012, the Court found the patent claims asserted against Medtronic to be invalid and entered an Order and Judgment in favor of Medtronic and the other defendants. Wyeth and Cordis have appealed. On June 24, 2013, the Court of Appeals for the Federal Circuit affirmed the District Court’s order. The Company is indemnified for the claims made by Wyeth and Cordis. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Litigation with Edwards Lifesciences Corporation

On March 19, 2010, the U.S. District Court for the District of Delaware added Medtronic CoreValve LLC (CoreValve) as a party to litigation pending between Edwards and CoreValve, Inc. In the litigation, Edwards asserted that CoreValve’s transcatheter aortic valve replacement product infringed three U.S. “Andersen” patents owned by Edwards. Before trial, the court granted summary judgment to Medtronic as to two of the three patents. Following a trial, on April 1, 2010 a jury found that CoreValve willfully infringed a claim on the remaining “Andersen” patent and awarded total lost profit and royalty damages, as of that time, of $74 million. On November 13, 2012, the Court of Appeals for the Federal Circuit upheld the jury verdict and remanded to the District Court to reconsider issuing an injunction. Medtronic petitioned for certiorari to the U.S. Supreme Court, but the petition was denied on October 7, 2013. Medtronic recorded an expense of $245 million related to probable and reasonably estimated damages for this matter in the second quarter of fiscal year 2013, of which $84 million was paid on February 28, 2013. On March 12, 2010, Edwards served a second lawsuit in the Delaware court upon CoreValve, Medtronic Vascular, and Medtronic, asserting that Medtronic’s transcatheter aortic valve replacement product from CoreValve infringed three U.S. “Andersen” patents owned by Edwards, including two of the patents that were the subject of the first lawsuit.

On January 15, 2014, the Delaware court found that the CoreValve transcatheter aortic valve replacement product willfully infringed on a “Cribier” patent, with a jury award in the amount of $394 million.

Edwards has also brought actions in Europe alleging patent infringement. Edwards previously asserted that the CoreValve product infringed an “Andersen” patent in Germany and the United Kingdom, which is a counterpart to the U.S. “Andersen” patents. Courts in both countries found that the CoreValve product does not infringe the European “Andersen” patent and dismissed both cases. On August 30, 2012, Edwards commenced a proceeding in Mannheim, Germany, alleging that Medtronic’s CoreValve transcatheter valve infringes three European patents and seeking injunctive and other relief. On June 14, 2013, the Mannheim court dismissed Edwards’ case on the merits that Medtronic’s CoreValve transcatheter valve infringes the “Cribier” patent. On July 12, 2013, the Mannheim court found that Medtronic’s CoreValve transcatheter valve infringes the “Spenser” patent and issued an injunction against Medtronic’s sale or use of the CoreValve product in Germany. Medtronic appealed the court’s finding of infringement. On August 26, 2013, Edwards posted a 50 million Euro bond, as mandated by the court, to enforce the injunction. On November 14, 2013, the appeals court in Karlsruhe stayed the injunction based on the likelihood that the “Spenser” patent would be found to be invalid. On March 5, 2014, the European Patent Office (EPO) determined the “Spenser” patent was invalid. The Mannheim court stayed a third proceeding that had been scheduled for trial on December 20, 2013, involving a related “Cribier” patent, until EPO proceedings conclude regarding the validity of the first “Cribier” patent which was revoked by the Opposition Division of the EPO on December 17, 2013.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

On May 19, 2014, Medtronic and Edwards agreed to settle all pending litigation, and the parties will dismiss with prejudice all claims in the pending matters. The settlement agreement provided for a one-time payment of $750 million from Medtronic to Edwards. The agreement also requires ongoing royalties for Medtronic sales of its CoreValve transcatheter valve with minimum annual payments of $40 million through April 9, 2022. As a result, Medtronic recognized a $589 million expense (net of existing accrual) in fiscal year 2014. The $750 million was paid on May 23, 2014. The parties also agreed to cross license the relevant patents in the litigations, and covenanted not to sue each other for eight years in the field of transcatheter valves and related accessories.

Sprint Fidelis Product Liability Matters

In 2007, a putative class action was filed in the Ontario Superior Court of Justice in Canada seeking damages for personal injuries allegedly related to the Company’s Sprint Fidelis family of defibrillation leads. On October 20, 2009, the court certified a class proceeding but denied class certification on plaintiffs’ claim for punitive damages. Pretrial proceedings are underway. The Company has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

INFUSE Product Liability Litigation

As of the end of fiscal year 2014, plaintiffs filed approximately 750 lawsuits against the Company in the U.S. state and federal courts, reflecting approximately 1,200 individual personal injury claims from the INFUSE bone graft product. Certain law firms have advised the Company that they may bring a large number of similar claims against the Company in the future. The Company estimates those law firms represent approximately 3,600 additional unfiled claimants. The Company recorded an expense of $140 million in fiscal year 2014, related to probable and reasonably estimated damages in connection with these matters.

Other INFUSE Litigation

On June 5, 2014, Humana, Inc. filed a lawsuit for unspecified monetary damages in the U.S. District Court for the Western District of Tennessee, alleging that Medtronic violated federal racketeering (RICO) law and various state laws, by conspiring with physicians to promote unapproved uses of INFUSE. The Company has not recorded an expense related to damages in connection with this matter because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Shareholder Related Matters

On March 12, 2012, Charlotte Kokocinski filed a shareholder derivative action against both the Company and certain of its current and former officers and members of the Board of Directors in the U.S. District Court for the District of Minnesota, setting forth certain allegations, including a claim that defendants violated various purported duties in connection with the INFUSE bone graft product and otherwise. On March 25, 2013, the Court dismissed the case without prejudice. In May 2012, Daniel Himmel and the Saratoga Advantage Trust commenced two other separate shareholder derivative actions in Hennepin County, Minnesota, District Court against the same defendants, making allegations similar to those in the Kokocinski case.

West Virginia Pipe Trades and Phil Pace, on June 27 and July 3, 2013, respectively, filed putative class action complaints against Medtronic and certain of its officers in the U.S. District Court for the District of Minnesota, alleging that the defendants made false and misleading public statements regarding the INFUSE Bone Graft

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

product during the period of December 8, 2010 through August 3, 2011. The Company has not recorded an expense related to damages in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

Mirowski

Medtronic is a licensee to the RE 38,119 patent (‘119 Patent) and RE 38,897 patent (‘897 Patent) owned by Mirowski Family Ventures, LLC (Mirowski) relating to the treatment of hemodynamic dysfunction. Medtronic and Mirowski dispute the application of the ‘119 and ‘897 Patents to certain Medtronic cardiac resynchronization products. On December 17, 2007, Medtronic filed an action in U.S. District Court for the District of Delaware seeking a declaration that none of its products infringe any valid claims of either the ‘119 or ‘897 Patents. If certain conditions are fulfilled, the ‘119 and/or ‘897 Patents are determined to be valid, and the Medtronic products are found to infringe the ‘119 and/or ‘897 Patents, Medtronic will be obligated to pay royalties to Mirowski based upon sales of certain cardiac resynchronization therapy-defibrillator (CRT-D) products. On March 30, 2011, the trial court entered a judgment of non-infringement in Medtronic’s favor. On September 16, 2012, the Federal Circuit reversed and remanded the trial court’s decision for a new trial, based on its holding that the trial court did not properly allocate the burden of proof in the initial proceedings. Medtronic’s petition for certiorari to the U.S. Supreme Court was granted, and on January 22, 2014, the Supreme Court reversed the Federal Circuit’s decision regarding the burden of proof. On March 11, 2014, the Federal Circuit affirmed the trial court’s judgment of non-infringement. The Company has not recorded an expense pursuant to U.S. GAAP requirements in connection with this matter because any loss is not probable or reasonably estimable. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from this matter.

Other Matters

The Company has received subpoenas or document requests from certain government bodies seeking information regarding sales, marketing, clinical, and other information relating to the INFUSE bone graft product, including civil investigative demands from the Attorneys General in Massachusetts, California, Oregon, Illinois, and Washington. The Company is fully cooperating with these requests.

On September 16, 2009, the Company received a subpoena from the Office of Inspector General for the Department of Health and Human Services in the Eastern District of California requesting production of documents relating to the Company’s cardiac rhythm medical devices, including revenue, sales, marketing, and promotional documents, documents relating to reimbursement communications to customers pertaining to the devices, documents relating to scientific studies and registries pertaining to the devices, and documents relating to payments or items of value provided to customers. The Company recorded an expense of $10 million in fiscal year 2014, related to probable and reasonably estimated damages. In May 2014, the Company settled this matter for $10 million and certain legal fees.

On October 14, 2010, the Company received a subpoena issued by the U.S. Attorney’s Office for the Western District of New York pursuant to the Health Insurance Portability & Accountability Act of 1996, relating to the Company’s sales, marketing, and reimbursement support practices regarding certain neurostimulation devices. The Company is fully cooperating with this inquiry.

On November 9, 2010, the French Competition Authority commenced an investigation of the Company, along with a number of other medical device companies, and the companies’ trade association, Syndicat National de l’Industrie des Technologies Medicales (SNITEM), to determine whether such companies or SNITEM engaged in any anticompetitive practices in responding to tenders to purchase certain medical devices. The Company is fully cooperating with the investigation.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

On December 3, 2013, the Company received a subpoena for records from the U.S. Attorney’s Office for the District of Minnesota related to the same topic addressed in its letter of May 6, 2013, requesting information relating to the Company’s compliance with the Trade Agreements Act. The Company is fully cooperating with this inquiry.

Except as described above, the Company has not recorded an expense related to losses in connection with these matters because any potential loss is not currently probable or reasonably estimable under U.S. GAAP. Additionally, the Company cannot reasonably estimate the range of loss, if any, that may result from these matters.

In the normal course of business, the Company periodically enters into agreements that require it to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising out of the Company’s products or the negligence of its personnel or claims alleging that its products infringe third-party patents or other intellectual property. The Company’s maximum exposure under these indemnification provisions cannot be estimated, and the Company has not accrued any liabilities within the consolidated financial statements. Historically, the Company has not experienced significant losses on these types of indemnifications.

19. Quarterly Financial Data (unaudited)

(in millions, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Net Sales
	2014	$4,083	$4,194	$4,163	$4,566	$17,005
	2013	4,008	4,095	4,027	4,459	16,590
Gross Profit
	2014	$3,061	$3,104	$3,113	$3,395	$12,672
	2013	3,035	3,075	3,028	3,325	12,464
Net Earnings
	2014	$953	$902	$762	$448	$3,065
	2013	864	646	988	969	3,467
Basic Earnings per Share
	2014	$0.94	$0.90	$0.76	$0.45	3.06
	2013	0.84	0.63	0.98	0.96	3.40
Diluted Earnings per Share
	2014	$0.93	$0.89	$0.75	$0.44	3.02
	2013	0.83	0.63	0.97	0.95	3.37

The data in the schedule above has been intentionally rounded to the nearest million, and therefore, the quarterly amounts may not sum to the fiscal year-to-date amounts.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

20. Segment and Geographic Information

The Company’s management evaluates performance and allocates resources based on profit and loss from operations before income taxes and interest expense, net, not including special charges, restructuring charges, net, certain litigation charges, net, acquisition-related items, and certain tax adjustments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1.

In the first quarter of fiscal year 2014, the Company amended the way in which management evaluates performance and allocates resources for the Diabetes business including separating the Diabetes business from the Restorative Therapies Group. As a result, the Company began to operate under three reportable segments and three operating segments with the Diabetes business operating as a separate group. Accordingly, the segment information for the prior years has been restated to present three reportable segments.

The Company’s Cardiac and Vascular Group consists of four businesses: Cardiac Rhythm Disease Management (CRDM), Coronary, Structural Heart, and Endovascular. The primary products sold by this operating segment include those for cardiac rhythm disorders and cardiovascular disease. The Company’s Restorative Therapies Group consists of three businesses: Spine, Neuromodulation, and Surgical Technologies. The primary products sold by this operating segment include those for spinal conditions and musculoskeletal trauma, neurological disorders, urological and digestive disorders, and ear, nose, and throat conditions. The primary products sold by the Company’s Diabetes Group include those for diabetes management.

Net sales of the Company’s reportable segments include end-customer revenues from the sale of products they each develop and manufacture or distribute. Net sales and earnings before income taxes by reportable segment are as follows:

	Fiscal Year
(in millions)	2014	2013	2012
Cardiac and Vascular Group	$8,847	$8,695	$8,482
Restorative Therapies Group	6,501	6,369	6,221
Diabetes Group	1,657	1,526	1,481

Total Net Sales	$17,005	$16,590	$16,184

	Fiscal Year
(in millions)	2014	2013	2012
Cardiac and Vascular Group	$2,982	$2,935	$2,772
Restorative Therapies Group	1,821	1,778	1,707
Diabetes Group	457	432	396

Total Reportable Segments’ Earnings Before Income Taxes	5,260	5,145	4,875
Special charges	(40)	—	—
Restructuring charges, net(a)	(88)	(182)	(87)
Certain litigation charges, net	(770)	(245)	(90)
Acquisition-related items	(117)	49	(12)
Interest expense, net	(108)	(151)	(149)
Corporate	(432)	(365)	(392)

Total Earnings From Continuing Operations Before Income Taxes	$3,705	$4,251	$4,145

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

(a)	For fiscal years 2014 and 2013, restructuring charges, net within this table include the impact of amounts recorded within cost of products sold in the consolidated statements of earnings related to the fiscal year 2014 initiative and fiscal year 2013 initiative, respectively.

The following table presents the Company’s net assets by reportable segment:

(in millions)	April 25, 2014	April 26, 2013
Cardiac and Vascular Group	$6,578	$6,941
Restorative Therapies Group	9,604	10,058
Diabetes Group	1,819	1,857

Total Net Assets of Reportable Segments	18,001	18,856
Short-term borrowings	(1,613)	(910)
Long-term debt	(10,315)	(9,741)
Corporate	13,370	10,466

Total Net Assets	$19,443	$18,671

Geographic Information

Net sales to external customers and property, plant, and equipment, net by geography are as follows:

(in millions)	United States	Europe and Canada	Asia Pacific	Other Foreign	Consolidated
Fiscal Year 2014
Net sales to external customers	$9,209	$4,380	$2,600	$816	$17,005
Property, plant, and equipment, net	$1,762	$388	$195	$47	$2,392
Fiscal Year 2013
Net sales to external customers	$9,059	$4,199	$2,604	$728	$16,590
Property, plant, and equipment, net	$1,849	$391	$206	$44	$2,490
Fiscal Year 2012
Net sales to external customers	$8,828	$4,313	$2,399	$644	$16,184
Property, plant, and equipment, net	$1,894	$389	$154	$36	$2,473

No single customer represented over 10 percent of the Company’s consolidated net sales in fiscal years 2014, 2013, or 2012.

21. Subsequent Events

On June 15, 2014, Medtronic, Inc., a Minnesota corporation (Medtronic), entered into a Transaction Agreement (the Transaction Agreement) by and among Medtronic, Covidien public limited company, an Irish public limited company (Covidien), Kalani I Limited, a private limited company organized under the laws of Ireland (New Medtronic), Makani II Limited, a private limited company organized under the laws of Ireland and a wholly-owned subsidiary of New Medtronic (IrSub), Aviation Acquisition Co., Inc., a Minnesota corporation (U.S. AcquisitionCo), and Aviation Merger Sub, LLC, a Minnesota limited liability company and a wholly-owned subsidiary of U.S. AcquisitionCo (MergerSub). Under the terms of the Transaction Agreement, (i) New

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Medtronic and IrSub will acquire Covidien (the Acquisition) pursuant to the Irish Scheme of Arrangement under Section 201, and a capital reduction under Sections 72 and 74, of the Irish Companies Act of 1963 (the Arrangement) and (ii) MergerSub will merge with and into Medtronic, with Medtronic as the surviving corporation in the merger (such merger, the Merger, and the Merger together with the Acquisition, the Pending Acquisition). As a result of the Pending Acquisition, both Medtronic and Covidien will become wholly-owned direct or indirect subsidiaries of New Medtronic.

At the effective time of the Arrangement, (a) Covidien shareholders will be entitled to receive $35.19 in cash and 0.956 of a newly issued New Medtronic share (the Arrangement Consideration) in exchange for each Covidien share held by such shareholders, and (b) each share of Medtronic common stock will be converted into the right to receive one New Medtronic share. The total cash and stock value of the Pending Acquisition is approximately $42.9 billion based on Medtronic’s closing share price of $60.70 on June 13, 2014. It is expected that immediately after the closing of the Pending Acquisition, Covidien shareholders will own approximately 30 percent of New Medtronic on a fully diluted basis. Shares of New Medtronic are expected to trade on the New York Stock Exchange.

The Transaction Agreement may be terminated by mutual written consent of the parties. The Transaction Agreement also contains certain termination rights, including, among others, the right of either party to terminate if (a) the Arrangement has not become effective by March 15, 2015 (the End Date), subject to certain conditions, provided that the End Date will be extended to June 15, 2015 in certain circumstances, (b) the Covidien or Medtronic shareholder approvals are not obtained, (c) the other party breaches its representations and covenants and such breach would result in the closing conditions not being satisfied, subject to a cure period, (d) the Irish High Court declines to sanction the Arrangement, unless both parties agree to appeal the decision, or (e) there is a failure of the tax condition as described in Medtronic’s Current Report on Form 8-K filed with the SEC on June 16, 2014. Covidien also has the right, prior to the receipt of Covidien shareholder approval, to terminate the Transaction Agreement to accept a Covidien Superior Proposal (as defined in the Transaction Agreement) in certain circumstances.

The Transaction Agreement also provides that Medtronic must pay Covidien a termination fee of $850 million if the Transaction Agreement is terminated because the Medtronic board of directors changes its recommendation for the transaction and the Medtronic shareholders vote against the Transaction, and either (i) Covidien obtained the requisite Covidien shareholder approval or (ii) Medtronic effected such termination prior to the completion of the Covidien shareholder meeting.

The consummation of the Pending Acquisition is subject to certain conditions, including approvals by Medtronic and Covidien shareholders. In addition, the proposed transaction requires regulatory clearances in the U.S., the E.U., China, and certain other countries. The Pending Acquisition is expected to close in the fourth calendar quarter of 2014 or early 2015. Covidien is a global health care products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures, and sells a diverse range of industry-leading medical device and supply products.

On June 15, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement (the “Bridge Credit Agreement”) among Medtronic, New Medtronic, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Bridge Credit Agreement, Bank of America, N.A. has committed to provide Medtronic with unsecured financing in an aggregate principal amount of up to $2.8 billion. The commitments are intended to be drawn to finance, in part, the cash component of the acquisition consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the Pending Acquisition. New Medtronic has guaranteed the obligations of Medtronic under the Bridge Credit Agreement. If Medtronic draws loans under the Bridge Credit Agreement, it intends to refinance any debt incurred thereunder.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

Medtronic will require an additional $13.5 billion in order to finance the cash component of the acquisition consideration and certain transaction expenses. Medtronic expects to have cash equivalents in such amount available to it by the time of the consummation of the Pending Acquisition. In order to backstop the anticipated amount of cash on hand at the consummation of the Pending Acquisition, on June 15, 2014, IrSub entered into a 60-day senior unsecured cash bridge credit agreement (the “Cash Bridge Credit Agreement” and together with the Bridge Credit Agreement, the “Credit Agreements”) among IrSub, New Medtronic, the lenders from time to time party thereto and Bank of America as administrative agent. Under the Cash Bridge Credit Agreement, Bank of America, N.A. has committed to provide IrSub with unsecured financing in an aggregate principal amount of up to $13.5 billion for a 60-day period. New Medtronic has also guaranteed the obligations of IrSub under the Cash Bridge Credit Agreement and each of Medtronic and Covidien has agreed to provide additional guarantees of such obligations following the consummation of the Pending Acquisition. Loans drawn under the Cash Bridge Credit Agreement are expected to be repaid from cash equivalents liquidated by Medtronic.

The funding of the loans under each Credit Agreement (the Closing Date) is conditioned on, among other things, the consummation of the Pending Acquisition and the absence of certain events of defaults described in each Credit Agreement. The commitments under each Credit Agreement automatically terminate on the earliest of (a) the funding and disbursement of the loans to the borrower on the Closing Date, (b) the occurrence of certain mandatory cancellation events or (c) March 15, 2015 (or if all but certain conditions under the Transaction Agreement have been completed, one year after June 15, 2015).

For further information regarding the Pending Acquisition and the Credit Agreements, please see the full text of the Transaction Agreement, a copy of which is filed as exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 16, 2014, the full text of the Bridge Credit Agreement, a copy of which is filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 18, 2014, and the full text of the Cash Bridge Credit Agreement, a copy of which is filed as exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 18, 2014.

22. Subsequent Events Update (unaudited)

The following developments have occurred since the events described in Medtronic’s audited condensed consolidated financial statements for the year ended April 25, 2014.

Timing

Medtronic expects the transaction to close in early 2015.

Financing

General

Medtronic initially contemplated financing a substantial portion of the cash component of the scheme consideration through an intercompany loan from one or more of its non-U.S. subsidiaries to IrSub. However, as announced on October 3, 2014, following the September 22, 2014 announcement by the U.S. Treasury Department and the IRS, Medtronic now expects that it will incur approximately $16.3 billion in external indebtedness to finance the cash component of the scheme consideration. Medtronic expects that a substantial portion of such external indebtedness will be incurred by Medtronic prior to the consummation of the transaction and will be guaranteed by New Medtronic. As a result, Medtronic, or its affiliates, will have a sufficient amount of cash available to it by the time of the consummation of the transaction to fund the cash component of the scheme consideration.

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

New Bridge Credit Agreement

On November 7, 2014, Medtronic entered into a 364-day senior unsecured bridge credit agreement (the “New Bridge Credit Agreement”), among Medtronic, New Medtronic, Medtronic Global Holdings SCA, a partnership limited by shares incorporated in Luxembourg and a wholly owned indirect subsidiary of New Medtronic (“Medtronic Luxco”), the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the New Bridge Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured bridge financing in an aggregate principal amount of up to $11.3 billion. The commitments are intended to be available to finance, in part, the cash component of the scheme consideration and certain transaction expenses to the extent Medtronic does not arrange for alternative financing prior to the consummation of the transaction. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the New Bridge Credit Agreement. If Medtronic draws loans under the New Bridge Credit Agreement, it intends to refinance any such loans with the proceeds of other external indebtedness.

Term Loan Credit Agreement

On November 7, 2014, Medtronic also entered into a three-year senior unsecured term loan credit agreement (the “Term Loan Credit Agreement” and, together with the New Bridge Credit Agreement, the “New Credit Agreements”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent. Under the Term Loan Credit Agreement, the lenders party thereto have committed to provide Medtronic with unsecured term loan financing in an aggregate principal amount of up to $5.0 billion. Medtronic intends to draw upon such commitments on the consummation of the transaction to finance, in part, the cash component of the scheme consideration and certain transaction expenses. New Medtronic and Medtronic Luxco have guaranteed the obligations of Medtronic under the Term Loan Credit Agreement.

Termination of Existing Bridge Credit Agreements

In connection with its entrance into the New Bridge Credit Agreement and the Term Loan Credit Agreement, on November 7, 2014, Medtronic terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $2.8 billion under the existing 364-day senior unsecured Bridge Credit Agreement dated as of June 15, 2014. On the same date, IrSub terminated the unsecured bridge commitments previously provided to it in an aggregate principal amount of $13.5 billion under the 60-day senior unsecured Cash Bridge Credit Agreement dated as of June 15, 2014.

Amended and Restated Revolving Credit Agreement

On November 7, 2014, Medtronic also entered into an amendment and restatement agreement (the “Revolver Amendment Agreement”), among Medtronic, New Medtronic, Medtronic Luxco, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and issuing bank. Under the Revolver Amendment Agreement, the parties thereto have agreed to enter into an amendment and restatement (the “Amended and Restated Revolving Credit Agreement”) of Medtronic’s existing $2.25 billion five-year senior unsecured revolving credit agreement dated as of December 17, 2012, among Medtronic, the lenders from time to time party thereto and Bank of America N.A., as administrative agent and issuing bank.

The effectiveness of the Amended and Restated Revolving Credit Agreement is conditioned on, among other things, the consummation of the acquisition. Under the Amended and Restated Revolving Credit Agreement, the lenders party thereto will provide Medtronic and Medtronic Luxco with unsecured revolving credit commitments

Medtronic, Inc.

Notes to Consolidated Financial Statements (Continued)

in an aggregate principal amount of up to $3.5 billion. The commitments are intended to be used for general corporate purposes, including acquisitions and working capital of Medtronic and Medtronic Luxco, and to replace the revolving credit facility currently available to Covidien. Medtronic and Medtronic Luxco will be co-borrowers under the A&R Revolving Credit Agreement and each of Medtronic, Medtronic Luxco and New Medtronic will also guarantee the obligations of the co-borrowers under the Amended and Restated Revolving Credit Agreement.

A copy of the Bridge Credit Agreement is included as Exhibit 10.60 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Term Loan Credit Agreement is included as Exhibit 10.61 to the registration statement of which this joint proxy statement/prospectus forms a part. A copy of the Amended and Restated Revolving Credit Agreement is included as Exhibit 10.62 to the registration statement of which this joint proxy statement/prospectus forms a part. For further information regarding the Bridge Credit Agreement, the Term Loan Credit Agreement and the Amended and Restated Revolving Credit Agreement, please see the full text of the Bridge Credit Agreement, a copy of which is filed as Exhibit 10.1 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014, the full text of the Term Loan Credit Agreement, a copy of which is filed as Exhibit 10.2 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014 and the full text of the Amended and Restated Revolving Credit Agreement, a copy of which is filed as Exhibit 10.3 to Medtronic’s Current Report on Form 8-K filed with the SEC on November 10, 2014.

ANNEX A

DATED JUNE 15, 2014

COVIDIEN PUBLIC LIMITED COMPANY,

MEDTRONIC, INC.,

KALANI I LIMITED,

MAKANI II LIMITED,

AVIATION ACQUISITION CO., INC.

AND

AVIATION MERGER SUB, LLC

TRANSACTION AGREEMENT

CONTENTS

1.	INTERPRETATION		A-5

	1.1	Definitions	A-5

	1.2	Construction	A-16

	1.3	Captions	A-17

	1.4	Time	A-17

2.	RULE 2.5 ANNOUNCEMENT, SCHEME DOCUMENT AND COVIDIEN EQUITY AWARD HOLDER PROPOSAL		A-17

	2.1	Rule 2.5 Announcement	A-17

	2.2	Scheme	A-17

	2.3	Change in Shares	A-18

	2.4	Covidien Equity Award Holder Proposal	A-18

3.	IMPLEMENTATION OF THE SCHEME; MEDTRONIC SHAREHOLDERS MEETING		A-18

	3.1	Responsibilities of Covidien in Respect of the Scheme	A-18

	3.2	Responsibilities of Holdco, IrSub and Medtronic in Respect of the Scheme	A-20

	3.3	Mutual Responsibilities of the Parties	A-21

	3.4	Dealings with the Panel	A-21

	3.5	No Scheme Amendment by Covidien	A-22

	3.6	Switching to a Takeover Offer	A-23

	3.7	Preparation of Joint Proxy Statement and Form S-4; Medtronic Shareholders Meeting	A-24

4.	EQUITY AWARDS		A-26

	4.1	Covidien Options	A-26

	4.2	Covidien Share Awards	A-26

	4.3	Other Actions in Connection With Assumption of Covidien Options and Covidien Share Awards	A-27

	4.4	Assumption of Medtronic Share Plans	A-27

	4.5	Reasonable Best Efforts	A-27

	4.6	Amendment of Articles	A-28

	4.7	Fractional Entitlements	A-28

	4.8	Covidien ESPP	A-28

5.	COVIDIEN AND MEDTRONIC CONDUCT		A-28

	5.1	Conduct of Business by Covidien	A-28

	5.2	Conduct of Business by Medtronic	A-32

	5.3	Non-Solicitation Applicable to Covidien	A-34

	5.4	Non-Solicitation Applicable to Medtronic	A-37

6.	REPRESENTATIONS AND WARRANTIES		A-40

	6.1	Covidien Representations and Warranties	A-40

	6.2	Medtronic Representations and Warranties	A-54

7.	ADDITIONAL AGREEMENTS		A-67

	7.1	Investigation	A-67

	7.2	Consents and Regulatory Approvals	A-68

	7.3	Directors’ and Officers’ Indemnification and Insurance	A-71

	7.4	Employment and Benefit Matters	A-74

	7.5	Tax Matters	A-75

	7.6	Stock Exchange Listing	A-75

	7.7	Holdco Board of Directors	A-75

	7.8	Financing	A-75

	7.9	Rule 16b-3 Actions	A-76

	7.10	Financing Cooperation	A-76

	7.11	Creation of Distributable Reserves	A-77

	7.12	Certain Holdco Shareholder Resolutions	A-78

	7.13	Medtronic Parties’ Obligations	A-78

	7.14	Transaction Litigation	A-78

	7.15	Dividends	A-78

8.	COMPLETION OF ACQUISITION AND MERGER		A-79

	8.1	Completion	A-79

	8.2	Merger	A-81

	8.3	Medtronic Share Awards	A-84

9.	TERMINATION		A-85

	9.1	Termination	A-85

	9.2	Certain Effects of Termination	A-87

10.	GENERAL		A-87

	10.1	Announcements	A-87

	10.2	Notices	A-88

	10.3	Assignment	A-89

	10.4	Counterparts	A-89

	10.5	Amendment	A-89

	10.6	Entire Agreement	A-89

	10.7	Inadequacy of Damages	A-90

10.8	Remedies and Waivers	A-90

10.9	Severability	A-90

10.10	No Partnership and No Agency	A-90

10.11	Further Assurance	A-91

10.12	Costs and Expenses	A-91

10.13	Governing Law and Jurisdiction	A-91

10.14	Third Party Beneficiaries	A-92

10.15	Non Survival of Representations and Warranties	A-92

THIS TRANSACTION AGREEMENT is made on June 15, 2014

AMONG:

(1)	Medtronic, Inc., a corporation incorporated in the State of Minnesota (hereinafter called “Medtronic”),

(2)	Kalani I Limited, a private limited company incorporated in Ireland with registered number 545333 having its registered office at 25–28 North Wall Quay, Dublin 1, Ireland (hereinafter called “Holdco”),

(3)	Makani II Limited, a private limited company incorporated in Ireland with registered number 545354 having its registered office at 25–28 North Wall Quay, Dublin 1, Ireland (hereinafter called “IrSub”),

(4)	Aviation Acquisition Co., Inc., a corporation incorporated in the State of Minnesota (hereinafter called “U.S. AcquisitionCo”),

(5)	Aviation Merger Sub, LLC, a limited liability company formed in the State of Minnesota (hereinafter called “MergerSub”), and

(6)	Covidien public limited company, a public limited company incorporated in Ireland with registered number 466385 having its registered office at 20 on Hatch, Lower Hatch Street, Dublin 2, Ireland (hereinafter called “Covidien”).

RECITALS:

(A)	Medtronic has agreed to make a proposal to cause Holdco and IrSub to acquire Covidien on the terms set out in the Rule 2.5 Announcement (as defined below).

(B)	This Transaction Agreement (this “Agreement”) sets out certain matters relating to the conduct of the Acquisition (as defined below) and the Merger (as defined below) that have been agreed by the Parties (as defined below).

(C)	The Parties intend that the Acquisition will be implemented by way of the Scheme (as defined below), although this may, subject to the consent (where required) of the Panel (as defined below), be switched to a Takeover Offer (as defined below) in accordance with the terms set out in this Agreement.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

“Acquisition”, the proposed acquisition by Holdco and IrSub of Covidien by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by Holdco of the aggregate Share Consideration and payment by Holdco and IrSub of their respective portions of the aggregate Cash Consideration pursuant to the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement and provided for in this Agreement;

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Irish Takeover Panel Act 1997, as amended;

“Actions”, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlement or enforcement actions by, from or before any Relevant Authority;

“Affiliate”, in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise) (provided that (i) the Medtronic Merger Parties shall be deemed to be Affiliates of Medtronic for purposes of this Agreement, and (ii) prior to Completion, the Medtronic Merger Parties shall not be deemed to be Affiliates of Covidien for purposes of this Agreement);

“Agreed Form”, in relation to any document, the form of that document which has been agreed to by or on behalf of each of the Parties;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, shall have the meaning given to that term in Clause 7.2(d);

“Applicable Withholding Amount”, such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the payment made in connection with the cancellation or conversion of a Covidien Option or Covidien Share Award or the payment of any dividend equivalents, as applicable;

“Articles of Merger”, shall have the meaning given to that term in Clause 8.2(b);

“Bribery Act”, the United Kingdom Bribery Act 2010;

“Bribery Legislation”, all and any of the following: the FCPA; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Covidien Group or the Medtronic Group (as applicable) operates;

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cash Consideration”, US$35.19 per Covidien Share;

“CERCLA”, shall have the meaning given to that term in Clause 6.1(h);

“Clearances”, all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party in connection with the implementation of the Merger, the Scheme and/or the Acquisition;

“COBRA”, shall have the meaning given to that term in Clause 6.1(i)(i);

“Code”, the United States Internal Revenue Code of 1986, as amended;

“Companies Acts”, the Companies Acts 1963 to 2005 and Parts 2 and 3 of the Investment Funds, Companies and Miscellaneous Provisions Act 2006, the Companies (Amendment) Act 2009, the Companies (Miscellaneous Provisions) Act 2009, the Companies (Amendment) Act 2012 and the Companies (Miscellaneous Provisions) Act 2013, all enactments which are to be read as one with, or construed or read together as one with, the Companies Acts and every statutory modification and re-enactment thereof for the time being in force;

“Completion”, completion of the Acquisition and the Merger;

“Completion Date”, shall have the meaning given to that term in Clause 8.1(a)(i);

“Concert Parties”, such persons as are deemed to be Acting in Concert with Medtronic pursuant to Rule 3.3 of Part A of the Takeover Rules;

“Conditions”, the conditions to the Scheme and the Acquisition set out in paragraphs 1, 2, 3, 4 and 5 of Appendix III of the Rule 2.5 Announcement, and “Condition” means any one of the Conditions;

“Confidentiality Agreement”, the confidentiality agreement between Covidien and Medtronic dated as of April 23, 2014, as it may be amended from time to time;

“Court Hearing”, the hearing by the High Court of the Petition to sanction the Scheme under Section 201 of the Act;

“Court Meeting”, the meeting or meetings of the Covidien Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

“Covidien”, shall have the meaning given to that term in the Preamble;

“Covidien Alternative Proposal”, shall have the meaning given to that term in Clause 5.3(g);

“Covidien Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Covidien Group or which the Covidien Group is obligated to sponsor, maintain or contribute to;

“Covidien Board”, the board of directors of Covidien;

“Covidien Capitalisation Date”, shall have the meaning given to that term in Clause 6.1(b)(i);

“Covidien Change of Recommendation”, shall have the meaning given to that term in Clause 5.3(c);

“Covidien Directors”, the members of the board of directors of Covidien;

“Covidien Disclosure Schedule”, shall have the meaning given to that term in Clause 6.1;

“Covidien Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.11(a);

“Covidien Employees”, the employees of Covidien or any Subsidiary of Covidien who remain employed after the Effective Time;

“Covidien Equity Award Holder Proposal”, the proposal of Medtronic to the Covidien Equity Award Holders to be made in accordance with Clause 4, Rule 15 of the Takeover Rules and the terms of the Covidien Share Plan;

“Covidien Equity Award Holders”, the holders of Covidien Options and/or Covidien Share Awards;

“Covidien ESPP”, shall have the meaning given to that term in Clause 4.8;

“Covidien Euro-Denominated Shares”, shall have the meaning given to that term in Clause 6.1(b)(i);

“Covidien Exchange Fund”, shall have the meaning given to that term in Clause 8.1(d)(i);

“Covidien Group”, Covidien and all of its Subsidiaries;

“Covidien Healthcare Laws”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Covidien Indemnified Parties” (and “Covidien Indemnified Party”), shall have the meaning given to that term in Clause 7.3(c);

“Covidien Leased Real Property”, shall have the meaning given to that term in Clause 6.1(q)(ii);

“Covidien Material Adverse Effect”, such event, development, occurrence, state of facts or change that has (1) a material adverse effect on the ability of the Covidien Group to consummate the transactions contemplated hereby or (2) a material adverse effect on the business, operations or financial condition of Covidien and its Subsidiaries, taken as a whole, but, in the case of this clause (2), shall not include (a) events, developments, occurrences, states of facts or changes to the extent arising from (i) changes generally affecting the medical device or medical supplies industries or the segments thereof in which Covidien and its Subsidiaries operate in the United States or elsewhere, (ii) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Covidien or any of its Subsidiaries), (iv) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or U.S. GAAP or other accounting standards (or interpretations thereof) (provided, that in each of the foregoing clauses (i)-(iv), such events may be taken into account to the extent Covidien is disproportionately affected relative to other similarly situated companies) or (v) actions of Covidien or any of its Subsidiaries which Medtronic has expressly requested in writing; or (b) any decline in the stock price of the Covidien Shares on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Covidien Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement, including any litigation arising therefrom or with respect thereto (except that this clause (c) shall not apply with respect to Covidien’s representations and warranties in Clause 6.1(c)(iii));

“Covidien Material Contracts”, shall have the meaning given to that term in Clause 6.1(t)(i);

“Covidien Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.1(a);

“Covidien Option”, an option to purchase Covidien Shares;

“Covidien Owned Real Property”, shall have the meaning given to that term in Clause 6.1(q)(i);

“Covidien Permits”, shall have the meaning given to that term in Clause 6.1(g)(ii);

“Covidien Permitted Lien”, shall have the meaning given to that term in Clause 6.1(q)(i);

“Covidien Preferred Shares”, shall have the meaning given to that term in Clause 6.1(b)(i);

“Covidien Product”, all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Covidien or any of its Subsidiaries and all Products (if any) with respect to which Covidien or any of its Subsidiaries has royalty rights;

“Covidien Regulatory Agency”, shall have the meaning given to that term in Clause 6.1(m)(i);

“Covidien Regulatory Permits”, shall have the meaning given to that term in Clause 6.1(m)(i);

“Covidien Rollover Option”, shall have the meaning given to that term in Clause 4.1;

“Covidien Rollover Share Award”, shall have the meaning given to that term in Clause 4.2(b).

“Covidien SEC Documents”, shall have the meaning given to that term in Clause 6.1(d)(i);

“Covidien Share Award”, an award denominated in Covidien Shares, other than a Covidien Option;

“Covidien Share Plan”, the Covidien Stock and Incentive Plan;

“Covidien Shareholder Approval”, (i) the approval of the Scheme by a majority in number of the Covidien Shareholders representing three-fourths (75 per cent.) or more in value of the Covidien Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Covidien Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

“Covidien Shareholders”, the holders of Covidien Shares;

“Covidien Shares”, the ordinary shares of US$0.20 each in the capital of Covidien;

“Covidien Superior Proposal”, shall have the meaning given to that term in Clause 5.3(h);

“Covidien Superior Proposal Notice”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Divestiture Action”, shall have the meaning given to that term in Clause 7.2(g);

“Draft Medtronic 2014 10-K”, shall have the meaning given to that term in Clause 6.2(d)(i);

“Effective Date”, the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies;

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Covidien, changes to the articles of association of Covidien and such other matters as Covidien reasonably determines to be necessary or desirable for the purposes of implementing the Acquisition as have been approved by Medtronic (such approval not to be unreasonably withheld, conditioned or delayed);

“End Date”, March 15, 2015; provided, that if as of such date all Conditions (other than (i) Conditions 2(c), 2(d), 3(c), 3(d) and 3(e) and (ii) Condition 3(g) (if, in the case of this clause (ii), the reason for the failure of such Condition is an injunction, order or prohibition under any Antitrust Law) have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Acquisition were completed on such date, the “End Date” shall be June 15, 2015;

“Environmental Laws”, shall have the meaning given to that term in Clause 6.1(h);

“Environmental Liability”, shall have the meaning given to that term in Clause 6.1(h);

“Environmental Permits”, shall have the meaning given to that term in Clause 6.1(h);

“Equity Award Conversion Ratio”, the sum of (a) the Exchange Ratio and (b) the quotient obtained by dividing (i) the Cash Consideration by (ii) the VWAP of Medtronic Shares;

“ERISA”, the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate”, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“Evaluation Material”, shall have the meaning given to that term in the Confidentiality Agreement;

“Exchange Act”, the United States Securities Exchange Act of 1934, as amended;

“Exchange Agent”, the bank or trust company appointed by Medtronic (and reasonably acceptable to Covidien) to act as exchange agent for the payment of the Scheme Consideration and Merger Consideration;

“Exchange Ratio”, shall have the meaning given to that term in Clause 8.1(c)(i)(B);

“Existing Bonds”, shall mean the 1.35% senior notes due May 2015 and the 2.80% senior notes due June 2015 issued by Covidien International Finance S.A.;

“Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated as of the date hereof between Medtronic and Covidien, the terms of which have been approved by the Panel;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Covidien Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“FCPA”, United States Foreign Corrupt Practices Act of 1977, as amended;

“FDA”, United States Food and Drug Administration;

“FDCA”, United States Food, Drug and Cosmetic Act of 1938, as amended;

“Financing”, third-party debt financing that is necessary, or that is otherwise incurred or intended to be incurred by any of Holdco, Medtronic, any of the Medtronic Merger Parties or any of the Subsidiaries of Medtronic, to refinance or refund any existing indebtedness for borrowed money of Covidien, Medtronic or any of their respective Subsidiaries in each case in connection with the transactions contemplated hereby, or to fund the Cash Consideration payable by Holdco and/or IrSub in the Scheme, including the offering or private placement of debt securities;

“Financing Information”, shall have the meaning given to that term in Clause 7.10(a);

“Financing Sources”, the entities that have committed to provide or arrange the Financing, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, but excluding in each case, for the avoidance of doubt, the Parties and their Subsidiaries, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns;

“Form S-4”, shall have the meaning given to that term in Clause 3.7(a);

“Fractional Entitlements”, shall have the meaning given to that term in Clause 8.1(c)(i)(B);

“Government Official”, (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition;

“Governmental Entity”, (i) any Relevant Authority, (ii) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Relevant Authority, or (iii) any political party;

“Group”, in relation to any Party, such Party and its Subsidiaries;

“Hazardous Substance”, shall have the meaning given to that term in Clause 6.1(h);

“High Court”, the High Court of Ireland;

“Holdco”, shall have the meaning given to that term in the Preamble;

“Holdco Board”, the board of directors of Holdco;

“Holdco Distributable Reserves Creation”, shall have the meaning given to that term in Clause 7.11(a);

“Holdco Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“Holdco Shares”, the ordinary shares of US$0.0001 nominal value each in the capital of Holdco;

“Holdco Subscriber Shares”, the seven Holdco Shares in issue at the date of this Agreement;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Indemnified Parties”, shall have the meaning given to that term in Clause 7.3(d);

“Intellectual Property”, shall have the meaning given to that term in Clause 6.1(p);

“Intervening Event”, with respect to Covidien or Medtronic, as applicable, a material event, development, occurrence, state of facts or change that was not known to the Covidien Board or the Medtronic Board, as applicable, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Covidien Board or the Medtronic Board, as applicable, before the Covidien Shareholder Approval or the Medtronic Shareholder Approval, as applicable; provided, that in no event (i) shall any action taken by either Party pursuant to and in compliance with the affirmative covenants set forth in Clause 7.2 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) shall the receipt, existence of or terms of any Covidien Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Covidien, and (iii) shall the receipt, existence of or terms of any Medtronic Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Medtronic;

“Ireland” or “Republic of Ireland”, the island of Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly;

“IRS”, shall have the meaning given to that term in Clause 6.1(n)(ii);

“IrSub”, shall have the meaning given to that term in the Preamble;

“Joint Proxy Statement”, shall have the meaning given to that term in Clause 3.7(a);

“knowledge”, in relation to Covidien, the actual knowledge, after due inquiry, of the executive officers of Covidien listed in Clause 1.1(a) of the Covidien Disclosure Schedule, and in relation to Medtronic, the actual knowledge, after due inquiry, of the executive officers of Medtronic listed in Clause 1.1(a) of the Medtronic Disclosure Schedule;

“Law”, any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

“Lien”, shall have the meaning given to that term in Clause 6.1(c)(iii);

“Mallinckrodt Spinoff”, the distribution by Covidien of the ordinary shares of Mallinckrodt plc pursuant to that certain Separation and Distribution Agreement by and between Covidien and Mallinckrodt plc dated as of June 28, 2013, and the related restructuring transactions described in the Plan of Reorganization (as defined in such Separation and Distribution Agreement);

“Marketing Material”, shall have the meaning given to that term in Clause 7.10(a);

“MBCA”, the Minnesota Business Corporation Act, as amended;

“Medtronic”, shall have the meaning given to that term in the Preamble;

“Medtronic Alternative Proposal”, shall have the meaning given to that term in Clause 5.4(g);

“Medtronic Articles of Incorporation”, shall have the meaning given to that term in Clause 6.2(a);

“Medtronic Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock or stock-based, severance, retention, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by the Medtronic Group or which the Medtronic Group is obligated to sponsor, maintain or contribute to;

“Medtronic Board”, the board of directors of Medtronic;

“Medtronic Book Entry Shares”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Medtronic Bylaws”, the Bylaws of Medtronic;

“Medtronic Capitalisation Date”, shall have the meaning given to that term in Clause 6.2(b)(i);

“Medtronic Certificates”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Medtronic Change of Recommendation”, shall have the meaning given to that term in Clause 5.4(c);

“Medtronic Closing Price”, the closing sale price of a Medtronic Share on the NYSE as reported by The Wall Street Journal on the day on which the Effective Time occurs, or if there is no trading on such date, on the immediately preceding trading day;

“Medtronic Directors”, the members of the board of directors of Medtronic;

“Medtronic Disclosure Schedule”, shall have the meaning given to that term in Clause 6.2;

“Medtronic Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.11(a);

“Medtronic ESPP”, the Medtronic 2005 Employees Stock Purchase Plan, as amended;

“Medtronic Exchange Fund”, shall have the meaning given to that term in Clause 8.2(g)(i);

“Medtronic Financing Information”, shall have the meaning given to that term in Clause 3.4(c)(i);

“Medtronic Group”, Medtronic and all of its Subsidiaries;

“Medtronic Healthcare Laws”, shall have the meaning given to that term in Clause 6.2(m)(ii);

“Medtronic Indemnified Parties” (and “Medtronic Indemnified Party”), shall have the meaning given to that term in Clause 7.3(d);

“Medtronic Leased Real Property”, shall have the meaning given to that term in Clause 6.2(q)(ii);

“Medtronic Material Adverse Effect”, such event, development, occurrence, state of facts or change that has (1) a material adverse effect on the ability of the Medtronic Group and the Medtronic Parties to consummate the transactions contemplated hereby or (2) a material adverse effect on the business, operations or financial condition of Medtronic and its Subsidiaries, taken as a whole, but, in the case of this clause (2), shall not include (a) events, developments, occurrences, states of facts or changes to the extent arising from (i) changes generally affecting the medical device industry or the segments thereof in which Medtronic and its Subsidiaries operate in the United States or elsewhere, (ii) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Medtronic or any of its Subsidiaries), (iv) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or U.S. GAAP or other accounting standards (or interpretations thereof) (provided, that in each of the foregoing clauses (i)-(iv), such events may be taken into account to the extent Medtronic is disproportionately affected relative to other similarly situated companies) or (v) actions of Medtronic or any of its Subsidiaries which Covidien has expressly requested in writing; or (b) any decline in the stock price of the Medtronic Shares on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Medtronic Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement, including any litigation resulting therefrom or with respect thereto (except that this clause (c) shall not apply with respect to Medtronic’s representations and warranties in Clause 6.2(c)(iii));

“Medtronic Material Contracts”, shall have the meaning given to that term in Clause 6.2(t)(i);

“Medtronic Merger Parties”, collectively Holdco, IrSub, U.S. AcquisitionCo and MergerSub;

“Medtronic Notice Period”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Medtronic Owned Real Property”, shall have the meaning given to that term in Clause 6.2(q)(i);

“Medtronic Parties”, collectively, Medtronic, Holdco, IrSub, U.S. AcquisitionCo and MergerSub;

“Medtronic Permits”, shall have the meaning given to that term in Clause 6.2(g)(ii);

“Medtronic Permitted Lien”, shall have the meaning given to that term in Clause 6.2(q)(i);

“Medtronic Preferred Shares”, shall have the meaning given to that term in Clause 6.2(b)(i);

“Medtronic Product”, all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by Medtronic or any of its Subsidiaries and all Products (if any) with respect to which Medtronic or any of its Subsidiaries has royalty rights;

“Medtronic Recommendation”, the recommendation of the Medtronic Board that Medtronic Shareholders vote in favour of the adoption of the plan of merger set forth in this Agreement;

“Medtronic Regulatory Agency”, shall have the meaning given to that term in Clause 6.2(m)(i);

“Medtronic Regulatory Permits”, shall have the meaning given to that term in Clause 6.2(m)(i);

“Medtronic Reimbursement Payments”, shall have the meaning given to that term in the Expenses Reimbursement Agreement;

“Medtronic Revised Acquisition”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Medtronic Right to Match”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Medtronic SEC Documents”, shall have the meaning given to that term in Clause 6.2(d)(i);

“Medtronic Share Award”, an award denominated in Medtronic Shares, other than a Medtronic Share Option;

“Medtronic Share Option”, shall have the meaning given to that term in Clause 8.3(a)(i);

“Medtronic Share Plans”, the Medtronic 1994 Stock Award Plan, the Medtronic 1998 Outside Director Stock Compensation Plan, the Medtronic 2002 Stock Plan, the Medtronic 2003 Long-Term Incentive Plan, the Medtronic 2008 Stock Award and Incentive Plan and the Medtronic 2013 Stock Award and Incentive Plan;

“Medtronic Shareholder Approval”, shall have the meaning given to that term in Clause 3.7(b);

“Medtronic Shareholders”, the holders of Medtronic Shares;

“Medtronic Shareholders Meeting”, shall have the meaning given to that term in Clause 3.7(b);

“Medtronic Shares”, the shares of Common Stock of Medtronic, par value US$.10 per share;

“Medtronic Superior Proposal”, shall have the meaning given to that term in Clause 5.4(h);

“MDD”, Council Directive 93/42/EEC of the European Union concerning medical devices, as amended, and its implementing rules and guidance documents;

“MDR”, shall have the meaning given to that term in Clause 6.1(m)(vi);

“Merger”, the merger of MergerSub with and into Medtronic in accordance with the plan of merger set forth in this Agreement, Clause 8.2, the MBCA and the MLLCA;

“Merger Consideration”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Merger Effective Time”, shall have the meaning given to that term in Clause 8.2(b);

“MergerSub”, shall have the meaning given to that term in the Preamble;

“MLLCA”, the Minnesota Limited Liability Company Act, as amended;

“New Plans”, shall have the meaning given to that term in Clause 7.4(b);

“Northern Ireland”, the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“NYSE”, the New York Stock Exchange;

“Old Plans”, shall have the meaning given to that term in Clause 7.4(b);

“Organisational Documents”, articles of association, articles of incorporation, certificate of incorporation or by-laws or other equivalent organisational document, as appropriate;

“Other Medtronic Merger Party Organisational Documents”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“Other Medtronic Share-Based Awards”, shall have the meaning given to that term in Clause 8.3(a)(iii);

“Panel”, the Irish Takeover Panel;

“Parties”, Covidien and the Medtronic Parties and “Party” shall mean either Covidien, on the one hand, or Medtronic or the Medtronic Parties (whether individually or collectively), on the other hand (as the context requires);

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Petition”, the petition to the High Court seeking the Court Order;

“Products”, all “devices” (as that term is defined in Section 201 of the FDCA) and all other products subject to the FDCA, the MDD or any similar Law in any foreign jurisdiction;

“RCRA”, shall have the meaning given to that term in Clause 6.1(h);

“Registrar of Companies”, the Registrar of Companies in Dublin;

“Regulatory Information Service”, a regulatory information service as defined in the Takeover Rules;

“Release”, shall have the meaning given to that term in Clause 6.1(h);

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, political subdivision, bureau or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organization or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including, for the avoidance of doubt, the Panel, the High Court, the SEC, each Medtronic Regulatory Agency and each Covidien Regulatory Agency;

“Removal, Remedial or Response”, shall have the meaning given to that term in Clause 6.1(h);

“Representatives”, in relation to any person, the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of such person;

“Resolutions”, the resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Document;

“Restricted Medtronic Share”, shall have the meaning given to that term in Clause 8.3(a)(ii);

“Reverse Termination Payment”, shall have the meaning given to that term in Clause 9.2;

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Sarbanes-Oxley Act”, shall have the meaning given to that term in Clause 6.1(d)(i);

“Scheme”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to this Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, and as reflected on Schedule 8.1(b)(ii), including any revision thereof as may be agreed between the Parties in writing;

“Scheme Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i)(B);

“Scheme Document”, a document (or the relevant sections of the Joint Proxy Statement comprising the scheme document) (including any amendments or supplements thereto) to be distributed to Covidien Shareholders and, for information only, to Covidien Equity Award Holders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act and the Takeover Rules and (v) such other information as Covidien and Medtronic shall agree;

“Scheme Recommendation”, the recommendation of the Covidien Board that Covidien Shareholders vote in favour of the Resolutions;

“SEC”, the United States Securities and Exchange Commission;

“Securities Act”, the United States Securities Act of 1933, as amended;

“Share Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i)(B);

“Significant Subsidiary”, a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act;

“Specified Termination”, shall have the meaning given to that term in Clause 9.2;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Medtronic Merger Parties shall be deemed to be Subsidiaries of Medtronic for purposes of this Agreement);

“Surviving Corporation”, shall have the meaning given to that term in Clause 8.2(a);

“Takeover Offer”, an offer in accordance with Clause 3.6 for the entire issued share capital of Covidien (other than any Covidien Shares beneficially owned by Medtronic or any member of the Medtronic Group (if any)) including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Document;

“Takeover Offer Document”, means, if following the date of this Agreement, Medtronic elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6, the document to be despatched to Covidien Shareholders and others jointly by Holdco and IrSub containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer) and certain information about Medtronic and Covidien and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

“Takeover Panel Act”, the Irish Takeover Panel Act 1997 (as amended);

“Takeover Rules”, the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013, as amended;

“Tax” (and “Taxes”), shall have the meaning given to that term in Clause 6.1(n)(ii);

“Tax Authority”, shall have the meaning given to that term in Clause 6.1(n)(ii);

“Taxable”, shall have the meaning given to that term in Clause 6.1(n)(ii);

“Taxation”, shall have the meaning given to that term in Clause 6.1(n)(ii);

“Tax Return”, shall have the meaning given to that term in Clause 6.1(n)(ii);

“Tyco Tax Sharing Agreement”, the Tax Sharing Agreement entered into as of June 29, 2007, by and among Tyco International Ltd., Covidien, and Tyco Electronics Ltd.;

“€”, “EUR”, or “euro”, the single currency unit provided for in Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

“US$”, “$” or “USD”, United States dollars, the lawful currency of the United States of America;

“U.S.” or “United States”, the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“U.S. AcquisitionCo”, shall have the meaning given to that term in the Preamble;

“U.S. GAAP”, U.S. generally accepted accounting principles;

“U.S. Holdco”, Aviation US Parent, Inc., a corporation that is organized in the State of Minnesota;

“VWAP of Medtronic Shares”, the volume weighted average price of a Medtronic Share for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the Completion Date to the closing of trading on the second to last trading day prior to the Completion Date, as reported by Bloomberg; and

“Willful Breach”, a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

1.2	Construction

(a)	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, subsection, clause, subclause, paragraph or subparagraph (as the case may be) of this Agreement.

(c)	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and vice versa and the singular number shall include the plural and vice versa.

(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f)	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

References to times are to New York City times unless otherwise specified.

2.	RULE 2.5 ANNOUNCEMENT, SCHEME DOCUMENT AND COVIDIEN EQUITY AWARD HOLDER PROPOSAL

2.1	Rule 2.5 Announcement

(a)	Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

(b)	Forthwith upon the execution of this Agreement, Covidien and Medtronic shall jointly, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no later than 11:59 a.m., New York City time, on June 16, 2014, or such later time as may be agreed between the Parties in writing.

(c)	The obligations of Covidien and Medtronic under this Agreement, other than the obligations under Clause 2.1(b), shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service.

(d)	Covidien confirms that, as of the date hereof, the Covidien Board considers that the terms of the Scheme as contemplated by this Agreement are fair and reasonable and that the Covidien Board has resolved to recommend to the Covidien Shareholders that they vote in favour of the Resolutions. The recommendation of the Covidien Board that the Covidien Shareholders vote in favour of the Resolutions, and the related opinion of the financial adviser to the Covidien Board, are set out in the Rule 2.5 Announcement and, subject to Clause 5.3, shall be incorporated in the Scheme Document and any other document sent to Covidien Shareholders in connection with the Acquisition to the extent required by the Takeover Rules or the rules of the SEC.

(e)	Medtronic confirms that, as of the date hereof, the Medtronic Board considers that the entry into this Agreement and the Merger are fair to and in the best interests of Medtronic and the Medtronic Shareholders and that the Medtronic Board has resolved to recommend to the Medtronic Shareholders that they vote in favour of the adoption of the plan of merger set forth in this Agreement. The recommendation of the Medtronic Board that the Medtronic Shareholders vote in favour of the adoption of the plan of merger set forth in this Agreement is set out in the Rule 2.5 Announcement and, subject to Clause 5.4, shall be incorporated in the Joint Proxy Statement and any other document sent to Medtronic Shareholders in connection with the Acquisition to the extent required by applicable Law or the rules of the SEC.

(f)	The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

2.2	Scheme

Subject to Clause 3.6:

(a)	Covidien agrees that it will put the Scheme to the Covidien Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions 2(c) and 2(d)), will, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition;

(b)	each of Holdco and IrSub agrees that it will participate in the Scheme and agrees to be bound by its terms, as proposed by Covidien to the Covidien Shareholders, and that it shall, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions, effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme; and

(c)	each of the Parties agrees that it will fully and promptly perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme, and each will, subject to the terms and conditions of this Agreement, including Clause 7.2, use all of its reasonable best efforts to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to this Agreement in connection with the Completion.

2.3	Change in Shares

If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Covidien Shares or Medtronic Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganisation, recapitalisation, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Cash Consideration and the Share Consideration and any payments to be made under Clause 4 and any other number or amount contained in this Agreement which is based upon the price or number of the Covidien Shares or the Medtronic Shares, as the case may be, shall be correspondingly adjusted to provide the holders of Covidien Shares and Medtronic Shares the same economic effect as contemplated by this Agreement prior to such event.

2.4	Covidien Equity Award Holder Proposal

(a)	Subject to the posting of the Scheme Document in accordance with Clause 3.1, the Parties agree that the Covidien Equity Award Holder Proposal will be made to Covidien Equity Award Holders in respect of their respective holdings of Covidien Options and/or Covidien Share Awards in accordance with Clause 4, Rule 15 of the Takeover Rules and the terms of the Covidien Share Plan.

(b)	The Covidien Equity Award Holder Proposal shall be issued as a joint letter from Covidien and Medtronic and the Parties shall agree the final form of the letter to be issued in respect of the Covidien Equity Award Holder Proposal and all other documentation necessary to effect the Covidien Equity Award Holder Proposal.

(c)	Save as required by applicable Law, the High Court and/or the Panel, neither Party shall amend the Covidien Equity Award Holder Proposal after its despatch without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

3.	IMPLEMENTATION OF THE SCHEME; MEDTRONIC SHAREHOLDERS MEETING

3.1	Responsibilities of Covidien in Respect of the Scheme

Covidien shall:

(a)	be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

(b)	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and provide Medtronic and its advisers with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Covidien or their responsibilities under the Takeover Rules);

(c)	as promptly as reasonably practicable after the Form S-4 is filed with the SEC, or, if the Form S-4 is to be reviewed and commented upon by the SEC, after the filing of one or more amendments to the Form S-4 with the SEC to address the comments made by the SEC, Covidien shall cause to be filed with the Panel the Form S-4 that is expected to be declared effective by the SEC;

(d)	as promptly as reasonably practicable, notify Medtronic of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Acquisition as the case may be;

(e)	as promptly as reasonably practicable, notify Medtronic upon the receipt of any comments from the Panel on, or any request from the Panel for amendments or supplements to, the Scheme Document, the Covidien Equity Award Holder Proposal and the related forms of proxy, insofar as lies within its powers of procurement, to be so filed or furnished;

(f)	prior to filing or despatch of any amendment or supplement to the Scheme Document requested by the Panel, or responding in writing to any comments of the Panel with respect thereto, Covidien shall (unless it relates to a Covidien Alternative Proposal):

(i)	as promptly as reasonably practicable provide Medtronic with an opportunity to review and comment on such document or response; and

(ii)	as promptly as reasonably practicable discuss with Medtronic and include in such document or response all comments reasonably proposed by Medtronic;

(g)	provide Medtronic with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Covidien for submission to the High Court in connection with the Scheme prior to their filing, and afford Medtronic reasonable opportunities to review and make comments on all such documents and include in such documents all comments reasonably proposed by Medtronic;

(h)	as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as promptly as practicable following the effectiveness of the Form S-4), and use its reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

(i)	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Covidien Shareholders on the register of members of Covidien on the record date as agreed with the High Court, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and (b) to the holders of the Covidien Options or Covidien Share Awards on such date, for information only, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as reasonably practicable after the approval of the High Court and/or the Panel to publish or post such documents being obtained;

(j)	unless the Covidien Board has effected a Covidien Change of Recommendation pursuant to Clause 5.3, and subject to the obligations of the Covidien Board under the Takeover Rules, procure that the Scheme Document include the Scheme Recommendation;

(k)	include in the Scheme Document a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

(l)	prior to the Court Meeting, keep Medtronic reasonably informed in the two weeks prior to the Court Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM, and in any event provide such number promptly upon the request of Medtronic or its Representatives and, unless the Covidien Board has effected a Covidien Change of Recommendation, conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by Medtronic to assist the passing of the Resolutions at the Court Meeting and/or the EGM;

(m)	notwithstanding any Covidien Change of Recommendation, unless this Agreement has been terminated pursuant to Clause 9, hold the Court Meeting and the EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing between the Parties, and in such a manner as shall be approved, if necessary, by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing with Medtronic, such agreement not to be unreasonably withheld, conditioned or delayed;

(n)	subject to the terms of this Agreement, afford all such cooperation and assistance as may reasonably be requested of it by Medtronic in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme, including the provision to Medtronic of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Medtronic may reasonably request (including for the purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Covidien Shareholders or filed with the High Court or in any announcement;

(o)	review and provide comments (if any) in a timely manner on all documentation submitted to it;

(p)	following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived where applicable (with the exception of Conditions 2(c) and 2(d)), take all necessary steps on the part of Covidien to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter; and

(q)	give such undertakings as are required by the High Court in connection with the Scheme as are reasonably necessary or desirable to implement the Scheme.

3.2	Responsibilities of Holdco, IrSub and Medtronic in Respect of the Scheme

Holdco and IrSub shall, and in the case of Clauses 3.2(b), 3.2(c), 3.2(d), 3.2(e), 3.2(f) and 3.2(g), Medtronic shall:

(a)	instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme (including the issuance of the Share Consideration pursuant thereto) insofar as it relates to Holdco or IrSub;

(b)	if, and to the extent that, it or any of its Concert Parties owns or is interested in Covidien Shares, exercise all of its rights, and, insofar as lies within its powers, procure that each of its Concert Parties shall exercise all rights, in respect of such Covidien Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in Covidien held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying Covidien Shares to vote) in favour of the Resolutions or, if required by Law, the High Court, the Takeover Rules or other rules, refraining from voting, at any Court Meeting and/or EGM as the case may be;

(c)	subject to the terms of this Agreement, procure that the other members of the Medtronic Group and, insofar as lies within its power or procurement, their Representatives take all such steps as are reasonably necessary or desirable in order to implement the Scheme, including the provision by Medtronic of any customary undertakings required by the High Court to be provided to it by Medtronic;

(d)	keep Covidien reasonably informed and consult with Covidien as to the performance of the obligations and responsibilities required of Medtronic, Holdco and IrSub pursuant to this Agreement and/or the Scheme and as to any developments relevant to the proper implementation of the Scheme;

(e)	subject to the terms of this Agreement, afford all such cooperation and assistance as may reasonably be requested of it by Covidien in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme, including the provision to Covidien of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Covidien may reasonably request (including for the purposes of preparing the Joint Proxy Statement or the Form S-4) and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Covidien Shareholders or filed with the High Court or in any announcement;

(f)	review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it; and

(g)	as promptly as reasonably practicable, notify Covidien of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Acquisition, as the case may be.

3.3	Mutual Responsibilities of the Parties

(a)	If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, the Joint Proxy Statement or the Form S-4, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the Covidien Shareholders and, for information only, if required, to the holders of the Covidien Options or Covidien Share Awards; and

(b)	Covidien, Medtronic, IrSub and Holdco each shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to Clauses 8.1 and 8.2 in connection with the Completion.

3.4	Dealings with the Panel

(a)	Each of the Parties will promptly provide such assistance and information as may reasonably be requested by any other Party in connection with any correspondence or discussions with the Panel in connection with the Acquisition and/or the Scheme.

(b)

Each of the Parties will (i) give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or any amendment to be proposed to the Scheme in connection therewith, and, except to the extent any such correspondence relates to a Covidien Alternative Proposal or a Medtronic Alternative Proposal, as the case may be, afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate, and (ii) except to the extent any such meeting, discussion, correspondence or submission relates to a Covidien Alternative Proposal or a Medtronic Alternative Proposal, as the case may be, keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend and provide copies of all written submissions it makes to the Panel and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this Clause 3.4(b) may be redacted:

(i)	to remove references concerning the valuation of the businesses of Covidien;

(ii)	to prevent the exchange of confidential information as required by applicable Law (provided that the redacting Party shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such confidentiality concerns); and

(iii)	as necessary to address reasonable privilege concerns (provided that the redacting Party shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such privilege concerns).

(c)	Covidien undertakes, if so reasonably requested by Medtronic, to issue as promptly as reasonably practicable its written consent to Medtronic and to the Panel in respect of any application made by Medtronic to the Panel:

(i)	to redact any commercially sensitive or confidential information specific to Medtronic’s financing arrangements for the Acquisition (“Medtronic Financing Information”) from any documents that Medtronic is required to display pursuant to Rule 26(b)(xi) of the Takeover Rules; and

(ii)	for a derogation from the requirement under the Takeover Rules to disclose Medtronic Financing Information in the Scheme Document, any supplemental document or other document sent to Covidien Shareholders or the holders of the Covidien Options or Covidien Share Awards pursuant to the Takeover Rules.

(d)	Medtronic undertakes, if so requested by Covidien, to issue as promptly as reasonably practicable its written consent to Covidien and to the Panel in respect of any application made by Covidien to the Panel to permit entering into and effecting the retention, bonus and/or benefit arrangements contemplated by Clauses 5.1 and 7.4(d) of the Covidien Disclosure Schedule.

(e)	Notwithstanding the foregoing provisions of this Clause 3.4, Covidien shall not be required to take any action pursuant to such provisions if (i) such action is prohibited by the Panel (unless the Panel decision is successfully appealed by either Covidien or Medtronic) or (ii) Covidien has made a Covidien Change of Recommendation.

(f)	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5	No Scheme Amendment by Covidien

Save as required by Law, the High Court and/or the Panel, Covidien shall not:

(a)	amend the Scheme;

(b)

adjourn or postpone (or propose an adjournment or postponement of) the Court Meeting or the EGM (provided, however, that Covidien may, without the consent of Medtronic, adjourn or postpone (or propose to adjourn or postpone) the Court Meeting or EGM, (i) in the case of adjournment, if requested by the Covidien Shareholders (on a poll) to do so, provided, that the resolution was not proposed by Covidien or any of its Affiliates or any of its or its Affiliates’ officers, directors, employees, agents or other representatives, (ii) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form S-4 is provided to the Covidien Shareholders or to permit dissemination of information which is material to shareholders voting at the Court Meeting or the EGM, but only for so long as the Covidien Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Covidien

Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (iii) if as of the time the Court Meeting or EGM is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Covidien Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Court Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of Covidien Shares represented to constitute a quorum or (B) voting for the approval of the Court Resolutions or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Covidien Shares to approve the Court Meeting Resolutions or the EGM Resolutions, as applicable; provided, that the Court Meeting and EGM are not postponed or adjourned to a date that is more than 30 days after the date for which the Court Meeting and EGM are originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Joint Proxy Statement is provided or made available to Covidien Shareholders or to permit dissemination of information which is material to shareholders voting at the Court Meeting and EGM and to give the Covidien shareholders sufficient time to evaluate any such supplement or amendment or other information); or

(c)	amend the Resolutions (in each case, in the form set out in the Scheme Document);

after despatch of the Scheme Document without the consent of Medtronic (such consent not to be unreasonably withheld, conditioned or delayed).

3.6	Switching to a Takeover Offer

(a)	In the event (and only in the event) that Medtronic reasonably considers (in its good faith discretion) that a competitive situation exists or, based on facts known at the time, may reasonably be expected to arise in connection with the Acquisition, Medtronic may elect (and with the Panel’s consent, if required) to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted, subject to the terms of this Clause 3.6.

(b)	If Medtronic elects to implement the Acquisition by way of the Takeover Offer, Covidien undertakes to provide Medtronic as promptly as reasonably practicable with all such information about the Covidien Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including reasonable access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

(c)	If Medtronic elects to implement the Acquisition by way of a Takeover Offer, Covidien agrees:

(i)	that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Medtronic and the Panel; provided, however, that the terms and conditions of the Takeover Offer shall be at least as favourable to the Covidien Shareholders (except for the 80 per cent acceptance condition contemplated by paragraph 9 of Annex III to the Rule 2.5 Announcement) and the holders of Covidien Options and Covidien Share Awards and Covidien Employees as those which would apply in relation to the Scheme;

(ii)	to reasonably co-operate and consult with Medtronic in the preparation of the Takeover Offer Document or any other document or filing which is required for the purposes of implementing the Acquisition;

(iii)

that, subject to the obligations of the Covidien Board under the Takeover Rules, and unless the Covidien Board determines in good faith after consultation with its outside legal counsel and its financial advisor that, to do otherwise, would reasonably be expected to be inconsistent with the fiduciary duties of the directors of Covidien or the Takeover Rules, the Takeover Offer shall incorporate a recommendation to the holders of the Covidien Shares from the Covidien Board to accept the Takeover Offer, and such recommendation will not be withdrawn, adversely modified or qualified except as contemplated by Clause 5.3.

(d)	If Medtronic elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6(a), the Parties mutually agree:

(i)	to prepare and file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Securities Act or the Exchange Act in connection with the Takeover Offer, and, save where there has been a Covidien Change of Recommendation, each Party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following reasonable accommodation of such comments and approval of such documents, amendments and supplements by the other Party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(ii)	to provide the other Party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof, other than with respect to any such documents to the extent related to a Covidien Alternative Proposal; and

(iii)	to provide the other Party with reasonable prior notice of any proposed oral communication with the SEC and, except to the extent prohibited by the SEC, afford the other Party reasonable opportunity to participate therein, other than with respect to any such communication to the extent related to a Covidien Alternative Proposal.

(e)	If the Takeover Offer is consummated, Medtronic shall cause Holdco and/or IrSub (or their respective designees) to effect as promptly as reasonably practicable a compulsory acquisition of any Covidien Shares under section 204 of the Act not acquired in the Takeover Offer for the same consideration per share.

(f)	For the avoidance of doubt and except as may be required by the Takeover Rules (and without limiting any other provision of this Agreement), nothing in this Clause 3.6 shall require Covidien to provide Medtronic with any information with respect to, or to otherwise take or fail to take any action in connection with Covidien’s consideration of or response to, any actual or potential Covidien Alternative Proposal.

3.7	Preparation of Joint Proxy Statement and Form S-4; Medtronic Shareholders Meeting

(a)	As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and shall cause to be filed with the SEC (i) mutually acceptable joint proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the Covidien Shareholders at the Court Meeting and the EGM and (B) the proxy statement relating to the matters to be submitted to the Medtronic Shareholders at the Medtronic Shareholders Meeting (such joint proxy materials, and any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 (of which the Joint Proxy Statement will form a part) with respect to the issuance of Holdco Shares in respect of the Scheme and Merger (the “Form S-4”). Each of the Parties shall use its reasonable best efforts to have the Joint Proxy Statement cleared by the SEC and the Form S-4 to be declared effective by the SEC, to keep the Form S-4 effective as long as is necessary to consummate the Acquisition and the Merger, and to mail the Joint Proxy Statement to their respective shareholders as promptly as practicable after the Form S-4 is declared effective, to the extent required by applicable Law.

Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement or the Form S-4 prior to filing such with the SEC, and each Party will promptly provide the other Party with a copy of all such filings made with the SEC. Each Party shall use its reasonable best efforts to take any action required to be taken by it under any applicable state securities Laws in connection with the Acquisition or the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Holdco Shares issuable in connection with the Acquisition and the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4. If, at any time prior to the Effective Time, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Covidien Shareholders and the Medtronic Shareholders.

(b)

Medtronic shall duly take all lawful action to call, give notice of, convene and hold a meeting of the Medtronic Shareholders (the “Medtronic Shareholders Meeting”) as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the adoption of the plan of merger set forth in this Agreement by the holders of Medtronic Shares as required by the MBCA and Article I of the Medtronic Bylaws (the “Medtronic Shareholder Approval”). Save as required by Law, Medtronic shall not adjourn or postpone (or propose an adjournment or postponement of) the Medtronic Shareholders Meeting after filing of the Form S-4 without the consent of Covidien (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that Medtronic may, without the consent of Covidien, adjourn or postpone (or propose to adjourn or postpone) the Medtronic Shareholders Meeting (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form-S-4 is provided to the Medtronic Shareholders or to permit dissemination of information which is material to shareholders voting at the Medtronic Shareholders Meeting, but only for so long as the Medtronic Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Medtronic Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (ii) if as of the time the Medtronic Shareholders Meeting is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Medtronic Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Medtronic Shareholders Meeting, but only until a meeting can be held at which there are a sufficient number of Medtronic Shares represented to constitute a quorum or (B) voting in favour of the adoption of the plan of merger set forth in this Agreement so as to obtain the Medtronic Shareholder Approval, but only until a meeting can be held at which there are a sufficient number of votes of holders of Medtronic Shares to obtain the Medtronic Shareholder Approval; provided, that the Medtronic Shareholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Medtronic Shareholders Meeting was originally scheduled (other than any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent reasonably necessary or advisable to ensure that any required supplement or amendment to the Joint Proxy Statement is provided or made available to Medtronic Shareholders or to permit dissemination of information which is material to shareholders voting at the Medtronic Shareholders Meeting and to give the Medtronic shareholders sufficient time to evaluate any such supplement or amendment or other information). Subject to Clause 5.4, Medtronic shall (i) use its reasonable best efforts to obtain from the Medtronic

Shareholders the Medtronic Shareholder Approval and (ii) through the Medtronic Board, make the Medtronic Recommendation to the Medtronic Shareholders and include the Medtronic Recommendation in the Joint Proxy Statement. Unless this Agreement has been terminated in accordance with Clause 9, this Agreement shall be submitted to the Medtronic Shareholders at the Medtronic Shareholders Meeting for the purpose of obtaining the Medtronic Shareholder Approval, and nothing contained herein shall be deemed to relieve Medtronic of such obligation. Unless the Medtronic Board has effected a Medtronic Change of Recommendation, Medtronic shall conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by Covidien to assist in obtaining the Medtronic Shareholder Approval at the Medtronic Shareholders Meeting.

(c)	Medtronic shall, prior to the Medtronic Shareholders Meeting, keep Covidien reasonably informed in the two weeks prior to the Medtronic Shareholders Meeting of the number of proxy votes received in respect of matters to be acted upon at the Medtronic Shareholders Meeting, and in any event shall provide such number promptly upon the request of Covidien or its Representatives.

(d)	Each of the Parties shall use its reasonable best efforts to cause the Medtronic Shareholders Meeting, the Court Meeting and the EGM to be held on the same date.

4.	EQUITY AWARDS

4.1	Covidien Options

As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each Covidien Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Holdco and shall be converted into an option (a “Covidien Rollover Option”) to acquire (a) that number of whole Holdco Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of Covidien Shares subject to such Covidien Option immediately prior to the Effective Time by (ii) the Equity Award Conversion Ratio, (b) at an exercise price per Holdco Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the exercise price per Covidien Share of such Covidien Option by (ii) the Equity Award Conversion Ratio. Except as otherwise provided in this Clause 4.1, each such Covidien Rollover Option assumed and converted pursuant to this Clause 4.1 shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Covidien Option immediately prior to the Effective Time.

4.2	Covidien Share Awards

(a)	This Clause 4.2(a) shall apply to Covidien Share Awards granted prior to the date of this Agreement:

(i)	As of immediately prior to the Effective Time, each Covidien Share Award covered by this Clause 4.2(a) that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, be cancelled and converted into the right to receive from Holdco on the Completion Date the Scheme Consideration, less the Applicable Withholding Amount, in respect of each Covidien Share (including any corresponding dividend equivalent units) underlying such Covidien Share Award.

(ii)	For any performance-based Covidien Share Award covered by this Clause 4.2(a), the number of Covidien Shares underlying such Covidien Share Award (including any corresponding dividend equivalent units) shall be based on actual performance (with the “Ending Stock Price” (as defined in the applicable award agreement) measured during the 60-trading day period ending on the date that is the sixth Business Day prior to the date on which occurs the Effective Time).

(iii)

The Applicable Withholding Amount covered under this Clause 4.2(a) shall first be applied to reduce the aggregate Share Consideration (based on the Medtronic Closing Price) payable in respect of the cancellation of such holder’s Covidien Share Award and, to the extent such Applicable Withholding Amount exceeds the aggregate Share Consideration payable in respect of the cancellation of such holder’s Covidien Share Award, the excess of such Applicable

Withholding Amount over the aggregate Share Consideration payable in respect of the cancellation of such holder’s Covidien Share Award shall be applied to reduce the aggregate Cash Consideration payable in respect of the cancellation of such holder’s Covidien Share Award.

(b)	This Clause 4.2(b) shall apply to Covidien Share Awards granted on or after the date of this Agreement. As of immediately prior to the Effective Time, each Covidien Share Award covered by this Clause 4.2(b) (including any corresponding dividend equivalent units) that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and without any action on the part of the holders thereof, be converted into an award (a “Covidien Rollover Share Award”) with respect to a number of Holdco Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the applicable number of Covidien Shares subject to such Covidien Share Award (including any corresponding dividend equivalent units) immediately prior to the Effective Time by (ii) the Equity Award Conversion Ratio. Except as otherwise provided in this Clause 4.2(b), each Covidien Rollover Share Award assumed and converted pursuant to this Clause 4.2(b) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Covidien Share Award immediately prior to the Effective Time.

(c)	The actions contemplated by this Clause 4.2 shall be taken in accordance with Section 409A and, if applicable, Section 422 of the Code.

4.3	Other Actions in Connection With Assumption of Covidien Options and Covidien Share Awards

Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to the settlement of Covidien Share Awards contemplated by Clause 4.2(a). Holdco shall include in the Form S-4 registration a number of Holdco Shares sufficient to satisfy the settlement of Covidien Share Awards contemplated by Clause 4.2(a). Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to Covidien Options and Covidien Share Awards assumed by it in accordance with Clauses 4.1 and 4.2(b). Holdco shall, no later than the tenth day following the Effective Date, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Holdco Shares subject to such Covidien Options and Covidien Share Awards pursuant to Clauses 4.1 and 4.2(b).

4.4	Assumption of Medtronic Share Plans

(a)	As of the Effective Time, Holdco will assume all Medtronic Share Plans and the awards granted thereunder in accordance with Clause 8.3 and will be able to grant stock awards, to the extent permissible by applicable Laws and NYSE regulations, under the terms of the Medtronic Share Plans covering the reserved but unissued Medtronic Shares, except that (i) Medtronic Shares covered by such awards will be Holdco Shares and (ii) all references to a number of Medtronic Shares will be changed to references to Holdco Shares.

(b)	As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Medtronic Board (or, if appropriate, any committee administering Medtronic’s stock-based incentive plans) and Holdco shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Clause 4.4 subject to any adjustments that may be required by Irish law or by virtue of the fact that Holdco will be an Irish public limited company.

4.5	Reasonable Best Efforts

Each of the Parties shall use its reasonable best efforts to take any actions reasonably necessary to effectuate the transactions contemplated by this Clause 4, including, without limitation, having the applicable board or committee administering the plans governing the affected awards, adopt resolutions necessary to effect the foregoing.

4.6	Amendment of Articles

Covidien shall procure that a special resolution be put before the Covidien Shareholders at the EGM proposing that the Articles of Association of Covidien be amended so that any Covidien Shares allotted following the EGM will either be subject to the terms of the Scheme or acquired by Holdco for the same consideration per Covidien Share as shall be payable to Covidien Shareholders under the Scheme (depending upon the timing of such allotment); provided, however, that nothing in such amendment to the Articles of Association of Covidien shall prohibit the sale (whether on a stock exchange or otherwise) of any Covidien Shares issued on the exercise of Covidien Options or vesting or settlement of Covidien Share Awards, as applicable, following the EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every Covidien Share will be bound by the terms of the Scheme.

4.7	Fractional Entitlements

Notwithstanding anything to the contrary contained in this Clause 4, no Fractional Entitlements shall be issued by Holdco under Clause 4.1 or Clause 4.2, and all Fractional Entitlements in respect of Covidien Options or Covidien Share Awards shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to the holders of such Covidien Options or Covidien Share Awards in accordance with the Fractional Entitlements to which they would otherwise have been entitled.

4.8	Covidien ESPP

Prior to the Effective Time, Covidien may continue to operate the Covidien Employee Stock Purchase Plan (the “Covidien ESPP”) in accordance with its terms; provided no purchases shall be made under the Covidien ESPP after the end of the month immediately preceding the month in which the Effective Time occurs. Covidien shall terminate the Covidien ESPP effective as of the Effective Time.

5.	COVIDIEN AND MEDTRONIC CONDUCT

5.1	Conduct of Business by Covidien

(a)	At all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Covidien Disclosure Schedule, or with the prior written consent of Medtronic (such consent not to be unreasonably withheld, conditioned or delayed), Covidien shall, and shall cause each of its Subsidiaries to, conduct its business only in the ordinary course consistent with past practice in all material respects; provided, however, that no action by Covidien or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.1(b).

(b)	At all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Covidien Disclosure Schedule, or with the prior written consent of Medtronic (such consent not to be unreasonably withheld, conditioned or delayed), Covidien:

(i)	shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Covidien or its Subsidiaries), except (A) dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice and (B) that, subject to Clause 7.15 and to the consent of the Panel, Covidien may continue to pay regular quarterly cash dividends on the Covidien Shares of not more than US$0.36 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date;

(ii)	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion) for any such transaction by a wholly owned Subsidiary of Covidien which remains a wholly owned Subsidiary after such transaction;

(iii)	shall not, and shall not permit any of its Subsidiaries to (A) grant any Covidien Options, Covidien Share Awards or any other equity-based awards, (B) increase the compensation or other benefits payable or provided to Covidien’s current or former directors, officers, or employees, other than (1) base salary or wage increases in the ordinary course of business consistent with past practice for employees who are not directors or officers of Covidien, or (2) as a result of modifications or amendments to Covidien Benefit Plans permitted by clause (G) below that apply to employees of Covidien and its Subsidiaries generally and do not individually or in the aggregate, materially increase costs to Covidien, (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of Covidien, other than (1) employment agreements terminable on less than 30 days’ notice without penalty or liability, and (2) employment agreements with employees in non-U.S. jurisdictions, in the case of each of subclauses (1) and (2), entered into in the ordinary course of business and consistent with past practice, (D) terminate the employment of any officers of Covidien with a title of Vice President or above, other than for cause, (E) amend any performance targets with respect to any outstanding bonus or equity awards, (F) amend the funding obligation or contribution rate of any Covidien Benefit Plan or change any underlying assumptions to calculate benefits payable under any Covidien Benefit Plan (except as may be required by U.S. GAAP), or (G) establish, adopt, enter into, amend or terminate a Covidien Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries (other than amendments in the ordinary course of business consistent with past practice that neither contravene the other covenants set forth in this Clause 5.1(b)(iii) nor materially increase the cost to Covidien of maintaining such Covidien Benefit Plan or other plan, trust, fund, policy or arrangement), except, in the case of each of subclauses (A) through (G) of this Clause 5.1(b)(iii) as required by existing written agreements or Covidien Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law;

(iv)	shall not, and shall not permit any of its Subsidiaries to, make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by U.S. GAAP, applicable Law or SEC policy;

(v)	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations, except (A) in respect of any acquisitions by Covidien or any of its wholly owned Subsidiaries of an equity interest in or a substantial portion of the assets of any wholly owned Subsidiary of Covidien or any business or division thereof or any mergers, consolidations or business combinations among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion), (B) pursuant to existing contracts or potential transactions, in each case, set forth in item numbers 24, 25, and 26 of the Covidien Disclosure Schedule or (C) for amounts not to exceed US$200,000,000 individually or US$400,000,000 in the aggregate;

(vi)	shall not amend the Covidien Memorandum and Articles of Association, and shall not permit any of its Significant Subsidiaries to adopt any material amendments to its Organisational Documents;

(vii)	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital, voting securities or other equity interest in Covidien or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable Covidien Option under any existing Covidien Share Plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than (A) issuances of Covidien Shares in respect of any exercise of Covidien Options or the vesting or settlement of Covidien Share Awards outstanding on the date hereof or permitted to be granted after the date hereof in accordance with the terms of this Agreement (including with respect to the vesting or settlement of dividend equivalent units granted in respect of Covidien Share Awards), (B) withholding of Covidien Shares to satisfy Tax obligations pertaining to the exercise of Covidien Options or the vesting or settlement of Covidien Share Awards or to satisfy the exercise price with respect to Covidien Options or to effectuate an optionee direction upon exercise, (C) grants of dividend equivalent units in respect of Covidien Share Awards outstanding as of the date of this Agreement or granted in accordance with this Agreement, (D) subject to Clause 4.8, issuances or distributions of Covidien Shares pursuant to the Covidien ESPP, or (E) transactions among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion);

(viii)	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Covidien Shares tendered by holders of Covidien Options and Covidien Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto or (B) transactions among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion);

(ix)

shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion), (B) indebtedness for borrowed money incurred (in consultation with Medtronic) to replace, renew, extend, refinance or refund any of the Existing Bonds (unless (I) such transaction (x) would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion or (y) would materially interfere with the consummation of the Financing (other than as a result of the amount of such indebtedness incurred) or (II) such indebtedness would include provisions providing for acceleration, or a requirement to offer to purchase such indebtedness, in connection with the Completion that are more restrictive than those contained in the Existing Bonds), (C) guarantees by Covidien of indebtedness for borrowed money of Subsidiaries of Covidien or guarantees by Covidien’s Subsidiaries of indebtedness for borrowed money of Covidien or any Subsidiary of Covidien, which indebtedness is incurred in compliance with this Clause 5.1(b)(ix), (D) issuances of commercial paper by Covidien or any of its Subsidiaries backed by the credit agreement described in sub-clause (E) below, (E) incurrence of up to US$500,000,000 of indebtedness (at any one time outstanding) pursuant to the Five-Year Senior Credit Agreement, dated as of August 9, 2011, among Covidien International Finance S.A., Covidien, the lenders party thereto and Citibank, N.A., as administrative agent, in connection with the funding of any expenditure to the extent specifically permitted by any other subclause of this Clause 5.1(b) or by Clause 5.1 of the Covidien Disclosure Schedule, (F) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments or (G) indebtedness for borrowed money not to exceed US$250,000,000 in aggregate principal amount that may be incurred by Covidien or any of its Subsidiaries other than in accordance with subclauses (A) – (F), inclusive; provided that nothing contained herein shall prohibit Covidien and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x)	shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person involving in excess of US$10,000,000 individually or US$30,000,000 in the aggregate, except for loans among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (provided that subject to the provisions of the existing indebtedness or other agreements of Covidien and its Subsidiaries as may be amended, Covidien and its Subsidiaries shall not make any such loan if it would (or structure any such loan in a manner that would) be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion);

(xi)	shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap, let lapse (with respect to Intellectual Property only) or otherwise dispose of, or subject to any Lien (other than Covidien Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to subclause (ix) hereof, but only to the extent such indebtedness is incurred to replace, renew, extend, refinance or refund any existing indebtedness currently subject to a Lien of no greater amount, (B) dispositions of inventory and obsolete equipment in the ordinary course of business, (C) for transactions involving less than US$10,000,000 individually and US$50,000,000 in the aggregate, (D) non-exclusive licenses, or the allowance of lapsing, of Intellectual Property in the ordinary course of business or (E) for transactions among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries (provided in the case of this clause (E) subject to the provisions of the existing indebtedness or other agreements of Covidien or its Subsidiaries as such provisions may be amended from time to time, Covidien and its Subsidiaries shall not engage in any such transaction if it would (or structure any such transaction in a manner that would) be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion;

(xii)	shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding, in each case made or pending (1) against Covidien or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of any such material claim, litigation, investigation or proceeding that: (x) is for an amount not to exceed for any such compromise or settlement US$2,500,000 individually or US$25,000,000 in the aggregate, (y) does not impose any injunctive relief on Covidien and its Subsidiaries or otherwise encumber or restrict their operations and (z) does not include any admission of guilt or wrongdoing by Covidien or (2) by Covidien or any of its Subsidiaries as plaintiff with respect to material Intellectual Property of the Covidien Group;

(xiii)	except, in each case, (x) for any action (or failure to act) required pursuant to the Tyco Tax Sharing Agreement and (y) for actions taken in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of accounting for Tax purposes or any annual accounting period, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, enter into any closing agreement with respect to a material amount of Taxes or surrender any right to claim a material amount of Tax refunds;

(xiv)	shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, in excess of the amounts set forth in item number 1 under Clause 5.1 of the Covidien Disclosure Schedule;

(xv)	except in the ordinary course of business consistent with past practice or in connection with any matter to the extent specifically permitted by any other subclause of this Clause 5.1(b) or by Clause 5.1 of the Covidien Disclosure Schedule, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Covidien Material Contract, or materially modify, materially amend or terminate any Covidien Material Contract or waive, release or assign any material rights or claims thereunder;

(xvi)	shall not, and shall not permit any of its Subsidiaries to, alter any intercompany arrangements or agreements or the ownership structure among Covidien and its wholly owned Subsidiaries or among Covidien’s wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion; and

(xvii)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.2	Conduct of Business by Medtronic

(a)	At all times from the execution of this Agreement until the earlier of the Completion and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Medtronic Disclosure Schedule, or with the prior written consent of Covidien (such consent not to be unreasonably withheld, conditioned or delayed), Medtronic shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects; provided, however, that no action by Medtronic or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.2(b).

(b)	At all times from the execution of this Agreement until the earlier of Completion and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Medtronic Disclosure Schedule, or with the prior written consent of Covidien (such consent not to be unreasonably withheld, conditioned or delayed), Medtronic:

(i)	shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Medtronic or its Subsidiaries), except (A) dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice and (B) that, subject to Clause 7.15, Medtronic may continue to pay regular quarterly cash dividends on the Medtronic Shares of not more than US$0.305 per share per quarter, consistent with past practice as to timing of declaration, record date and payment date;

(ii)	shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion) for any such transaction by a wholly owned Subsidiary of Medtronic which remains a wholly owned Subsidiary after consummation of such transaction;

(iii)	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations or any acquisitions of equity or assets, mergers, consolidations or business combinations that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Acquisition and the Merger) or that would reasonably be expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion;

(iv)	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Medtronic Shares tendered by holders of Medtronic Share Options and Medtronic Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (B) transactions among Medtronic and its wholly owned Subsidiaries or among Medtronic’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion) or (C) acquisitions or repurchases of Medtronic Shares pursuant to (and within the limitations of) Medtronic’s previously announced share repurchase plan, whether pursuant to an accelerated share repurchase plan, a “10b5-1 plan”, other open market purchases or otherwise;

(v)	shall not amend the Medtronic Articles of Incorporation, the Medtronic Bylaws or the Holdco Memorandum and Articles of Association, and shall not permit any of the other Medtronic Merger Parties to amend any of the Other Medtronic Merger Party Organisational Documents, in each case in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement;

(vi)	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in Medtronic or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable Medtronic Share Option under any existing Medtronic Share Plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than (A) issuances of Medtronic Shares in respect of any exercise of Medtronic Share Options or the vesting or settlement of Medtronic Share Awards outstanding on the date hereof or as may be granted after the date hereof, (B) grants of Medtronic Share Options and Medtronic Share Awards in the ordinary course of business consistent with past practice, (C) withholding of Medtronic Shares to satisfy Tax obligations pertaining to the exercise of Medtronic Share Options or the vesting or settlement of Medtronic Share Awards or to satisfy the exercise price with respect to Medtronic Share Options or to effectuate an optionee direction upon exercise, (D) transactions among Medtronic and its wholly owned Subsidiaries or among Medtronic’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences to Holdco and its Subsidiaries after Completion) and (E) issuances or distributions of Medtronic Shares pursuant to the Medtronic ESPP; and

(vii)	shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.3	Non-Solicitation Applicable to Covidien

(a)	Subject to any actions which Covidien is required to take so as to comply with the requirements of the Takeover Rules, Covidien agrees that neither it nor any Subsidiary of Covidien shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives and any person Acting in Concert with Covidien not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Covidien Alternative Proposal, (ii) participate in any discussions or negotiations regarding a Covidien Alternative Proposal with, or furnish any nonpublic information regarding a Covidien Alternative Proposal to, any person that has made or, to Covidien’s knowledge, is considering making a Covidien Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.3, or (iii) waive, terminate, modify or fail to use its reasonable best efforts to enforce any provision of any “standstill” or similar obligation of any person with respect to Covidien or any of its Subsidiaries (provided that Covidien shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required by this subclause (iii) if the Covidien Board determines in good faith (after consultation with Covidien’s outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law). Covidien shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Covidien Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Covidien Alternative Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives.

(b)

Notwithstanding the limitations set forth in Clause 5.3(a), if Covidien receives a bona fide written Covidien Alternative Proposal or enquiry or proposal from a person who is intending on making a Covidien Alternative Proposal and the Covidien Board determines in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) that (i) such Covidien Alternative Proposal, enquiry or proposal either constitutes a Covidien Superior Proposal or could reasonably be expected to result in a Covidien Superior Proposal and (ii) the failure to take the actions described in clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Covidien Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.3, Covidien may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons Acting in Concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Covidien Alternative Proposal (provided that all such information has previously been provided to Medtronic or is provided to Medtronic substantially concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Covidien receives from the third party an executed confidentiality agreement on terms (including any “standstill” terms, which, for the avoidance of doubt, shall not include the “fall away” provisions to the “standstill” terms set forth in the Confidentiality Agreement) no less restrictive of such person than the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to such Covidien Alternative Proposal. Covidien will (1) promptly (and in any event within 24 hours of receipt) notify Medtronic orally and in writing of the receipt of any Covidien Alternative Proposal or any initial communication or proposal that may reasonably be expected to lead to a Covidien Alternative Proposal and shall, in the case of any such notice to Medtronic as to receipt of a Covidien Alternative Proposal or such a proposal, set forth the material terms and conditions of such Covidien Alternative Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the person making any such Covidien Alternative Proposal and

(2) thereafter shall promptly keep Medtronic reasonably informed on a reasonably current basis of any material change to the terms and status of any such Covidien Alternative Proposal. Without limiting the generality of clause (2) of the preceding sentence, Covidien shall provide to Medtronic as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written material received by Covidien or any of its Subsidiaries from the person making a Covidien Alternative Proposal (or such person’s Representatives) that is material to understanding such Covidien Alternative Proposal and of all written material provided by Covidien or any of its Subsidiaries to the person making a Covidien Alternative Proposal (or such person’s Representatives) that is material to understanding any counterproposal or other material substantive response by Covidien to such Covidien Alternative Proposal, including draft agreements or term sheets submitted by either party in connection therewith. Covidien shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement with any person subsequent to the date of this Agreement that prohibits Covidien from providing such information to Medtronic.

(c)	Except as set forth in Clauses 5.3(d), (e) and (f) below, neither the Covidien Board nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Medtronic), or propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Medtronic), the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii) or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Covidien Alternative Proposal (any action in this subclause (i) being referred to as a “Covidien Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Covidien Change of Recommendation and, (y) for the avoidance of doubt, the provision by Covidien to Medtronic of notice or information in connection with a Covidien Alternative Proposal or Covidien Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Covidien Change of Recommendation) or (ii) cause or allow Covidien or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Covidien Alternative Proposal, or requiring, or reasonably expected to cause, Covidien to abandon, terminate, delay or fail to consummate the Acquisition (other than as contemplated by Clause 5.3(i)(i) and other than a confidentiality agreement as contemplated by Clause 5.3(b)).

(d)	Nothing in this Agreement shall prohibit or restrict the Covidien Board, at any time prior to obtaining the Covidien Shareholder Approval, from making a Covidien Change of Recommendation if the Covidien Board has concluded in good faith (after consultation with Covidien’s outside legal counsel and financial advisor) (i) that a Covidien Alternative Proposal constitutes a Covidien Superior Proposal and (ii) that the failure to make a Covidien Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Covidien shall have provided prior written notice to Medtronic, at least three Business Days in advance, of the Covidien Board’s intention to make such Covidien Change of Recommendation, and provided, further, that the Covidien Board shall take into account any changes to the terms of this Agreement and the Scheme proposed by Medtronic in response to such prior written notice or otherwise, and during such three Business Day period, Covidien shall engage in good faith negotiations with Medtronic regarding any changes to the terms of this Agreement proposed by Medtronic.

(e)

Nothing in this Agreement shall prohibit or restrict the Covidien Board, in response to an Intervening Event, from making a Covidien Change of Recommendation at any time prior to obtaining the Covidien Shareholder Approval if the Covidien Board has concluded in good faith (after consultation with Covidien’s outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that

Covidien shall have provided prior written notice to Medtronic, at least three Business Days in advance, of the Covidien Board’s intention to make such Covidien Change of Recommendation and the reasons therefor, and provided, further, that the Covidien Board shall take into account any changes to the terms of this Agreement and the Scheme proposed by Medtronic in response to such prior written notice or otherwise, and during such three Business Day period, Covidien shall engage in good faith negotiations with Medtronic regarding any changes to the terms of this Agreement proposed by Medtronic. Notwithstanding any Covidien Change of Recommendation, unless this Agreement has been terminated in accordance with Clause 9, Covidien shall hold the Court Meeting and the EGM in accordance with Clause 3.1 for purposes of obtaining the approval of the Resolutions by the requisite majorities of Covidien Shareholders, and nothing contained herein shall be deemed to relieve Covidien of such obligation.

(f)	Nothing contained in this Agreement shall prohibit or restrict Covidien or the Covidien Board from (i) taking and disclosing to the Covidien Shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Covidien Shareholders if in the good faith judgment of the Covidien Board (after consultation with Covidien’s outside legal counsel), failure to so disclose and/or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Covidien Board with respect to a Covidien Alternative Proposal shall be deemed to be a Covidien Change of Recommendation unless Covidien, in connection with such disclosure, (x) publicly states that the Covidien Board expressly rejects the applicable Covidien Alternative Proposal or expressly reaffirms the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, or (y) does not publicly state that the Covidien Board recommends acceptance of the applicable Covidien Alternative Proposal (provided that this clause (y) shall apply only if such disclosure is made at a time when Covidien has provided notice to Medtronic of its intention to make a Covidien Change of Recommendation or has provided a Covidien Superior Proposal Notice and the Covidien Board is not yet permitted to effect such Covidien Change of Recommendation or Covidien is not yet permitted to terminate this Agreement pursuant to Clause 5.3(i)(i), as applicable, provided, further, that if, within two Business Days following the date on which the Covidien Board is permitted to effect such Covidien Change of Recommendation or Covidien is permitted to terminate this Agreement pursuant to Clause 5.3(i)(i), as applicable, the Covidien Board does not expressly reaffirm the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, the Covidien Board shall thereupon be deemed to make a Covidien Change of Recommendation).

(g)	As used in this Agreement, “Covidien Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Medtronic or any of its Concert Parties or any person Acting in Concert with Medtronic pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Covidien by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Covidien and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Covidien’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 20% or more of the outstanding Covidien Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Covidien as a result of which the holders of Covidien Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h)

As used in this Agreement “Covidien Superior Proposal” shall mean a written Covidien Alternative Proposal made by any person that the Covidien Board determines in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) is more favourable to the Covidien Shareholders than the transactions contemplated by this Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Covidien Board considers to be appropriate (it being understood that, for purposes of the definition of “Covidien Superior Proposal”, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”).

(i)	The Parties agree that:

(i)	Covidien may terminate this Agreement, at any time prior to obtaining the Covidien Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Covidien Superior Proposal, provided that, (w) the Covidien Board has concluded in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) that (1) a Covidien Alternative Proposal constitutes a Covidien Superior Proposal and (2) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, (x) promptly upon the Covidien Board’s determination that a Covidien Superior Proposal exists (and in any event, within 24 hours of such determination), Covidien has provided a written notice to Medtronic (a “Covidien Superior Proposal Notice”) advising Medtronic that Covidien has received a Covidien Alternative Proposal and specifying the information with respect thereto required by Clause 5.3(b) and including written notice of the determination of the Covidien Board that the Covidien Alternative Proposal constitutes a Covidien Superior Proposal, (y) Covidien has provided Medtronic with an opportunity, for a period of three Business Days from the time of delivery to Medtronic of the Covidien Superior Proposal Notice (as may be extended pursuant to the proviso below, the “Medtronic Notice Period”), to propose to amend (the “Medtronic Right to Match”) the terms and conditions of this Agreement and the Acquisition, including an increase in, or modification of, the Scheme Consideration (any such proposed transaction, a “Medtronic Revised Acquisition”), such that the Covidien Superior Proposal no longer constitutes a Covidien Superior Proposal, and (z) at the end of such Medtronic Notice Period, the Covidien Board has determined (after consultation with Covidien’s financial advisor and outside legal counsel) that (i) the Covidien Superior Proposal continues to be a Covidien Superior Proposal notwithstanding the Medtronic Revised Acquisition and taking into account all amendments and proposed changes made thereto during the Medtronic Notice Period and (ii) the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law. In the event that during the Medtronic Notice Period any material revision is made to the terms of the Covidien Superior Proposal, Covidien shall be required, upon each such revision, to deliver a new Covidien Superior Proposal Notice to Medtronic and to comply with the requirements of this Clause 5.3(i)(i) with respect to such new Covidien Superior Proposal Notice, except that the Notice Period shall be the greater of two Business Days and the amount of time remaining in the initial Notice Period; and

(ii)	in the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to Medtronic and a third party or parties, Covidien shall use its reasonable best efforts to obtain permission from the Panel to provide that the auction procedure determined by the Panel shall give effect to and be consistent with Medtronic’s rights and the obligations of Covidien and the Covidien Board pursuant to this Clause 5.3(i), and Covidien shall, to the extent reasonably practicable, keep Medtronic reasonably informed of any discussions with the Panel in respect of the determination of such auction procedure.

5.4	Non-Solicitation Applicable to Medtronic

(a)

Medtronic agrees that neither it nor any Subsidiary of Medtronic shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives and any person Acting in Concert with Medtronic not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Medtronic Alternative Proposal, (ii) participate in any discussions or negotiations regarding a Medtronic Alternative Proposal with, or furnish any nonpublic information regarding a Medtronic Alternative Proposal to, any person that has made or, to Medtronic’s knowledge, is considering making a Medtronic Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.4, or (iii) waive, terminate, modify or fail to use its reasonable best efforts to enforce any provision of any “standstill” or similar obligation of any person with respect to Medtronic or any of its Subsidiaries (provided that Medtronic shall not be required to take, or be prohibited from taking, any action otherwise prohibited or required by this subclause (iii) if the Medtronic Board determines in good faith (after consultation with Medtronic’s outside legal advisors) that such action or inaction would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law). Medtronic shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Medtronic Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Medtronic Alternative Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such person or its Representatives.

(b)

Notwithstanding the limitations set forth in Clause 5.4(a), if Medtronic receives a bona fide written Medtronic Alternative Proposal or enquiry or proposal from a person who is intending on making a Medtronic Alternative Proposal and the Medtronic Board determines in good faith (after consultation with Medtronic’s financial advisor and outside legal counsel) that (i) such Medtronic Alternative Proposal, enquiry or proposal either constitutes a Medtronic Superior Proposal or could reasonably be expected to result in a Medtronic Superior Proposal and (ii) the failure to take the actions described in clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Medtronic Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.4, Medtronic may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons Acting in Concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Medtronic Alternative Proposal (provided that all such information has previously been provided to Covidien or is provided to Covidien substantially concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Medtronic receives from the third party an executed confidentiality agreement on terms (including any “standstill” terms, which, for the avoidance of doubt, shall not include the “fall away” provisions to the “standstill” terms set forth in the Confidentiality Agreement) no less restrictive of such person than the Confidentiality Agreement and (y) engage in discussions or negotiations with the third party with respect to such Medtronic Alternative Proposal. Medtronic will (1) promptly (and in any event within 24 hours of receipt) notify Covidien orally and in writing of the receipt of any Medtronic Alternative Proposal or any initial communication or proposal that may reasonably be expected to lead to a Medtronic Alternative Proposal and shall, in the case of any such notice to Covidien as to receipt of a Medtronic Alternative Proposal or such a proposal, set forth the material terms and conditions of such Medtronic Alternative Proposal or such proposal (including any changes to such material terms and conditions) and the identity of the person making any such Medtronic Alternative Proposal and (2) thereafter shall promptly keep Covidien reasonably informed on a reasonably current basis of any material change to the terms and status of any such Medtronic Alternative Proposal. Without limiting the generality of clause (2) of the preceding sentence, Medtronic shall provide to Covidien as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written material received by Medtronic or any of its Subsidiaries from the person making a Medtronic Alternative Proposal (or such person’s Representatives) that is material to understanding such Medtronic Alternative Proposal and of all written material provided by Medtronic or any of its Subsidiaries to the person making a Medtronic Alternative Proposal (or such person’s Representatives) that is material to understanding any counterproposal or other material substantive response by Medtronic to such Medtronic Alternative Proposal, including draft agreements or term sheets received in connection therewith. Medtronic shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Medtronic from providing such information to Covidien.

(c)	Except as set forth in Clauses 5.4(d), (e) and (f) below, neither the Medtronic Board nor any committee thereof shall (i) (A) withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Covidien), or propose publicly to withdraw or fail to make when required pursuant to this Agreement (or qualify or modify in any manner adverse to Covidien), the Medtronic Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Medtronic Alternative Proposal (any action in this subclause (i) being referred to as an “Medtronic Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Medtronic Change of Recommendation and (y) for the avoidance of doubt, the provision by Medtronic to Covidien of notice or information in connection with a Medtronic Alternative Proposal or Medtronic Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Medtronic Change of Recommendation) or (ii) cause or allow Medtronic or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Medtronic Alternative Proposal, or requiring, or reasonably expected to cause, Medtronic to abandon, terminate, delay or fail to consummate the Acquisition (other than a confidentiality agreement as contemplated by Clause 5.4(b)).

(d)	Nothing in this Agreement shall prohibit or restrict the Medtronic Board, at any time prior to obtaining the Medtronic Shareholder Approval, from making a Medtronic Change of Recommendation if the Medtronic Board has concluded in good faith (after consultation with Medtronic’s outside legal counsel and financial advisor) (i) that a Medtronic Alternative Proposal constitutes a Medtronic Superior Proposal and (ii) that the failure to make a Medtronic Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Medtronic shall have provided prior written notice to Covidien, at least three Business Days in advance, of the Medtronic Board’s intention to make such Medtronic Change of Recommendation, and provided, further, that the Medtronic Board shall take into account any changes to the terms of this Agreement and the Scheme proposed by Covidien in response to such prior written notice or otherwise, and during such three Business Day period Medtronic shall engage in good faith negotiations with Covidien regarding any changes to the terms of this Agreement proposed by Covidien.

(e)	Nothing in this Agreement shall prohibit or restrict the Medtronic Board, in response to an Intervening Event, from making a Medtronic Change of Recommendation at any time prior to obtaining the Medtronic Shareholder Approval if the Medtronic Board has concluded in good faith (after consultation with Medtronic’s outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Medtronic shall have provided prior written notice to Covidien, at least three Business Days in advance, of the Medtronic Board’s intention to make such Medtronic Change of Recommendation and the reasons therefor, and provided, further, that the Medtronic Board shall take into account any changes to the terms of this Agreement and the Scheme proposed by Covidien in response to such prior written notice or otherwise, and during such three Business Day period Medtronic shall engage in good faith negotiations with Covidien regarding any changes to the terms of this Agreement proposed by Covidien. Notwithstanding any Medtronic Change of Recommendation, unless this Agreement has been terminated in accordance with Clause 9, Medtronic shall hold the Medtronic Shareholders Meeting in accordance with Clause 3.7 for purposes of obtaining the Medtronic Shareholder Approval, and nothing contained herein shall be deemed to relieve Medtronic of such obligation.

(f)	Nothing contained in this Agreement shall prohibit or restrict Medtronic or the Medtronic Board from (i) taking and disclosing to the Medtronic Shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Medtronic Shareholders if in the good faith judgment of the Medtronic Board (after consultation with Medtronic’s outside legal counsel), failure to so disclose and/or take would give rise to a violation of applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Medtronic Board with respect to a Medtronic Alternative Proposal shall be deemed to be a Medtronic Change of Recommendation unless Medtronic, in connection with such disclosure, (x) publicly states that the Medtronic Board expressly rejects the applicable Medtronic Alternative Proposal or expressly reaffirms the Medtronic Recommendation or (y) does not publicly state that the Medtronic Board recommends acceptance of the applicable Medtronic Alternative Proposal (provided that this clause (y) shall apply only if such disclosure is made at a time when Medtronic has provided notice to Covidien of its intention to make a Medtronic Change of Recommendation and the Medtronic Board is not yet permitted to effect such Medtronic Change of Recommendation, provided, further, that if, within two Business Days following the date on which the Medtronic Board is permitted to effect such Medtronic Change of Recommendation, the Medtronic Board does not expressly reaffirm the Medtronic Recommendation, the Medtronic Board shall thereupon be deemed to make a Medtronic Change of Recommendation).

(g)	As used in this Agreement, “Medtronic Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Medtronic by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Medtronic and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Medtronic’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 20% or more of the outstanding Medtronic Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Medtronic as a result of which the holders of Medtronic Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h)	As used in this Agreement “Medtronic Superior Proposal” shall mean a written Medtronic Alternative Proposal made by any person that the Medtronic Board determines in good faith (after consultation with Medtronic’s financial advisor and outside legal counsel) is more favourable to the Medtronic Shareholders than the transactions contemplated by this Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Medtronic Board considers to be appropriate (it being understood that, for purposes of the definition of “Medtronic Superior Proposal”, references to “20%” and “80%” in the definition of Medtronic Alternative Proposal shall be deemed to refer to “50%”).

6.	REPRESENTATIONS AND WARRANTIES

6.1	Covidien Representations and Warranties

Except as disclosed in the Covidien SEC Documents filed or furnished with the SEC since September 28, 2012 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable clause of the disclosure schedule delivered by Covidien to Medtronic immediately prior to the execution of this Agreement (the “Covidien Disclosure Schedule”) (it being agreed that disclosure of any item in any clause of the Covidien Disclosure Schedule shall be deemed disclosure with respect to any other subclause of this Clause 6.1 to which the relevance of such item is reasonably apparent on its face), Covidien represents and warrants to the Medtronic Parties as follows:

(a)	Qualification, Organisation, Subsidiaries, etc. Each of Covidien and its Subsidiaries is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. Covidien has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of the Memorandum and Articles of Association of Covidien (the “Covidien Memorandum and Articles of Association”) as amended to the date hereof. The Covidien Memorandum and Articles of Association are in full force and effect and Covidien is not in violation of the Covidien Memorandum and Articles of Association, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(i)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Covidien have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Covidien free and clear of all Liens, other than Covidien Permitted Liens.

(b)	Capital.

(i)	The authorised capital of Covidien consists of 40,000 ordinary shares, nominal value €1.00 per share (“Covidien Euro-Denominated Shares”), 1,000,000,000 Covidien Shares and 125,000,000 preferred shares, nominal value US$0.20 per share (“Covidien Preferred Shares”). As of June 12, 2014 (the “Covidien Capitalisation Date”), (A) (i) 451,173,169 Covidien Shares were issued and outstanding and (ii) no Covidien Euro-Denominated Shares were issued or outstanding, (B) (i) 1,994,832 Covidien Shares were held in treasury and (ii) no Covidien Shares were held by Subsidiaries of Covidien, (C) 64,801,716 Covidien Shares were reserved for issuance pursuant to the Covidien Share Plan and 941,776 Covidien Shares were reserved for issuance pursuant to the Covidien Savings Related Share Plan, (D) 527,694 Covidien Shares were reserved for issuance pursuant to the Tyco International Ltd. 2004 Stock and Incentive Plan and (E) no Covidien Preferred Shares were issued or outstanding. All the outstanding Covidien Shares are, and all Covidien Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights (other than any statutory pre-emptive rights granted under the Companies Acts).

(ii)

Except as set forth in subclause (i) above, as of the date hereof: (A) Covidien does not have any shares of capital in issue or outstanding other than Covidien Shares that have become outstanding after the Covidien Capitalisation Date, but were reserved for issuance as set forth in subclause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital to which Covidien or any of Covidien’s Subsidiaries is a party obligating Covidien or any of Covidien’s Subsidiaries to (I) issue, transfer or sell any shares in the capital or other equity interests of Covidien or any Subsidiary of Covidien or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Covidien or a wholly owned Subsidiary of Covidien); (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares in its capital or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned by Covidien and/or one or more of its Subsidiaries.

(iii)	Neither Covidien nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Covidien Shareholders on any matter.

(iv)	There are no voting trusts or other agreements or understandings to which Covidien or any of its Subsidiaries is a party with respect to the voting of the shares in the capital or other equity interest of Covidien or any of its Subsidiaries.

(c)	Corporate Authority Relative to this Agreement; No Violation.

(i)	Covidien has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Covidien Shareholder Approval (and, in the case of the Holdco Distributable Reserves Creation, to approval of the Covidien Distributable Reserves Resolution by the Covidien Shareholders and the Medtronic Distributable Reserves Resolution by the Medtronic Shareholders, to the adoption by the shareholders of Holdco of the resolution contemplated by Clause 7.11(c)(i) and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Acquisition. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Covidien Board and, except for (A) the Covidien Shareholder Approval and (B) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, no other corporate proceedings on the part of Covidien are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Covidien Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Covidien and the Covidien Shareholders and has adopted a resolution to make, subject to Clause 5.3 and to the obligations of the Covidien Board under the Takeover Rules, the Scheme Recommendation and the recommendation contemplated by Clause 3.6(c)(iii). This Agreement has been duly and validly executed and delivered by Covidien and, assuming this Agreement constitutes the valid and binding agreement of the Medtronic Parties, constitutes the valid and binding agreement of Covidien, enforceable against Covidien in accordance with its terms.

(ii)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements of other Antitrust Laws, (G) any applicable requirements of the NYSE and (H) the other Clearances set forth on Clause 6.1(c)(ii) of the Covidien Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Covidien of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Medtronic or its Affiliates or Laws or contracts binding on Medtronic or its Affiliates.

(iii)

The execution and delivery by Covidien of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.1(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Covidien or any of Covidien’s Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of Covidien or any of Covidien’s Subsidiaries, other than Covidien Permitted Liens, or of Medtronic or any of Medtronic’s Subsidiaries, (B) conflict with or result in any violation of any provision of the Organisational Documents of Covidien or any of Covidien’s Subsidiaries or (C) conflict with or violate any Laws applicable to Covidien or any of Covidien’s Subsidiaries or any of their respective properties or assets, other than, (I) in the case of subclauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, and (II) as may arise as a result of facts or circumstances relating to Medtronic or its Affiliates or Laws or contracts binding on Medtronic or its Affiliates.

(d)	Reports and Financial Statements.

(i)	Since December 31, 2011 through the date of this Agreement, Covidien has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (the “Covidien SEC Documents”) and has filed prior to the date hereof all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Covidien with the Registrar of Companies in Ireland. As of their respective dates, or, if amended, as of the date of the last such amendment, the Covidien SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Covidien SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(ii)	The consolidated financial statements (including all related notes and schedules) of Covidien included in the Covidien SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Covidien and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e)

Internal Controls and Procedures. Covidien has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Covidien’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Covidien in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Covidien’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Covidien’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Covidien, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Covidien are being made only in accordance with authorisations of management and directors of Covidien, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Covidien’s assets that could have a material effect on its financial statements.

(f)	No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Covidien’s consolidated balance sheet (or the notes thereto) as of March 28, 2014 included in the Covidien SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since March 28, 2014, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Covidien nor any Subsidiary of Covidien has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Covidien Material Adverse Effect. Neither Covidien nor any of its Subsidiaries is, or since December 31, 2011 has been, a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(g)	Compliance with Law; Permits.

(i)	Covidien and each of Covidien’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Covidien, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(ii)	Covidien and Covidien’s Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Covidien and Covidien’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Covidien Permits”), except where the failure to have any of the Covidien Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. All Covidien Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(iii)	Notwithstanding the foregoing, no representation or warranty shall be deemed to be made in this Clause 6.1(g) in respect of the matters referenced in Clause 6.1(e), 6.1(m) or 6.1(w), or in respect of environmental, Tax, employee benefits or labour Law matters.

(h)

Environmental Laws and Regulations. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Covidien Material Adverse Effect: (i) Covidien and its Subsidiaries (and, to the knowledge of Covidien, its former Subsidiaries) are now and have been since June 15, 2009 in compliance with all, and have not since June 15, 2009 violated any, applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by Covidien or any of its Subsidiaries (or, to the knowledge of Covidien, its former Subsidiaries) (including soils, groundwater, surface water, buildings or other structures), or any other location used by Covidien or any of its Subsidiaries (or, to the knowledge of Covidien, its former Subsidiaries), is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be Remediated or Removed (as such terms are defined below), that is in violation of any

Environmental Law, or that is reasonably likely to give rise to any Environmental Liability, in any case by or affecting Covidien or any of its Subsidiaries or, following Completion, Holdco or any of its Subsidiaries; (iii) neither Covidien nor any of its Subsidiaries (or, to the knowledge of Covidien, its former Subsidiaries) has received since June 15, 2009 any notice, demand letter, claim or request for information alleging that Covidien or any of its Subsidiaries (or, to the knowledge of Covidien, its former Subsidiaries) may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (iv) neither Covidien nor any of its Subsidiaries (or, to the knowledge of Covidien, its former Subsidiaries) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; and (v) Covidien and each of its Subsidiaries has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing. As used herein, the term “Environmental Laws” means all Laws (including any common law) relating to: (A) the protection, investigation or restoration of the environment or natural resources, (B) the handling, use, presence, disposal, Release or threatened Release of any Hazardous Substance or (C) noise, odour, indoor air, employee exposure, electromagnetic fields, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance. As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (A) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water); and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defence and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws. As used herein, the term “Hazardous Substance” means any “hazardous substance” and any “pollutant or contaminant” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”); any “hazardous waste” as that term is defined in the Resource Conservation and Recovery Act (“RCRA”); and any “hazardous material” as that term is defined in the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), as amended (including as those terms are further defined, construed, or otherwise used in rules, regulations, standards, orders, guidelines, directives, and publications issued pursuant to, or otherwise in implementation of, said Laws); and any pollutant, chemical or substance that is subject to regulation, control or remediation under any environmental Law, including any petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mould, mould spores, and mycotoxins. As used herein, the term “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment, or disposing into the environment (including the placing, discarding or abandonment of any barrel, container or other receptacle containing any Hazardous Substance or other material). As used herein, the term “Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Relevant Authority or those which a Relevant Authority or any other person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other persons under “removal,” “remedial,” or other “response” actions. As used herein, the term “Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

(i)	Employee Benefit Plans.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, (A) each of the Covidien Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (B) no Covidien Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (C) no Covidien Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Covidien or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state or foreign law; (D) no liability under Title IV of ERISA has been incurred by Covidien, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Covidien, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (E) no Covidien Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (F) all contributions or other amounts payable by Covidien or its Subsidiaries as of the Effective Time pursuant to each Covidien Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with U.S. GAAP or applicable international accounting standards; (G) neither Covidien nor any of its Subsidiaries has engaged in a transaction in connection with which Covidien or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (H) there are no pending, or to the knowledge of Covidien, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Covidien Benefit Plans or any trusts related thereto that would result in a material liability.

(ii)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, each of the Covidien Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, (A) is so qualified and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan and (B) has received a favourable determination letter or opinion letter as to its qualification. Each such favourable determination letter has been provided or made available to Medtronic.

(iii)	Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Covidien Group under any Covidien Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Covidien Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(iv)	Clause 6.1(i)(iv) of the Covidien Disclosure Schedule sets forth, with respect to the Covidien Share Plan, (A) the aggregate number of Covidien Shares that are subject to Covidien Options, (B) the aggregate number of Covidien Shares that are subject to performance-based Covidien Share Awards (including the aggregate amount of any corresponding dividend equivalent units), assuming target performance and (C) the aggregate number of Covidien Shares that are subject to Covidien Share Awards (including the aggregate amount of any corresponding dividend equivalent units) that do not include performance-based vesting criteria.

(j)	Absence of Certain Changes or Events. Since September 27, 2013 through the date of this Agreement, other than with respect to the transactions contemplated by this Agreement, the businesses of Covidien and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice. Since September 27, 2013, there has not been any event, development, occurrence, state of facts or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. From September 27, 2013 through the date of this Agreement, neither Covidien nor any of its Subsidiaries has taken any action that would constitute a breach of Clause 5.1(b)(xvi) had such action been taken after the execution of this Agreement.

(k)	Investigations; Litigation. As of the date hereof, (i) there is no investigation or review pending (or, to the knowledge of Covidien, threatened) by any Relevant Authority with respect to Covidien or any of Covidien’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Covidien, threatened) against Covidien or any of Covidien’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of subclause (i) or (ii), have had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(l)	Information Supplied. The information relating to Covidien and its Subsidiaries to be contained in the Joint Proxy Statement and the Form S-4 and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in each case in connection with the Acquisition will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first posted to Covidien Shareholders and at the time the Form S-4 is declared effective or at the time of the Court Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the Medtronic Shareholders Meeting) and any related documents will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document and any related documents for which the Covidien Directors are responsible under the Takeover Rules and any related filings for which the Covidien Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.1(l), no representation or warranty is made by Covidien with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Covidien.

(m)	Regulatory Matters.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, (i) each of Covidien and the Covidien Subsidiaries holds all Covidien Permits and Clearances, including (x) all authorizations under the FDCA (including Section 510(k) thereof), the regulations of the FDA promulgated thereunder and the MDD, and (y) authorizations of any applicable Relevant Authority that are concerned with the quality, identity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of the Covidien Products (any such Relevant Authority, a “Covidien Regulatory Agency”) necessary for the lawful operation of the businesses of Covidien or any of the Covidien Subsidiaries in each jurisdiction in which such person operates (the “Covidien Regulatory Permits”); (ii) all such Covidien Regulatory Permits are valid and in full force and effect; and (iii) Covidien is in compliance with the terms of all Covidien Regulatory Permits. All Covidien Regulatory Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(ii)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, the businesses of each of Covidien and the Covidien Subsidiaries are being conducted in compliance with, and such persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (t) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (u) federal Medicare and Medicaid statutes and related state or local statutes; (v) any comparable foreign Laws for any of the foregoing (including the MDD); (w) federal, state or provincial criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Laws); (x) state or provincial licensing, disclosure and reporting requirements; (y) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Covidien or Covidien’s Subsidiaries; and (z) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Covidien Healthcare Laws”). Since December 31, 2011, neither Covidien nor any of the Covidien Subsidiaries has received any written notification or communication from any Covidien Regulatory Agency, including without limitation the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or “competent authority” or corresponding Relevant Authority in any jurisdiction, of noncompliance by, or liability of Covidien or the Covidien Subsidiaries under, any Covidien Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(iii)	Covidien and the Covidien Subsidiaries are not party to any corporate integrity agreements, monitoring agreements, deferred prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Covidien Regulatory Agency and, to Covidien’s knowledge, no such action is currently contemplated, proposed or pending.

(iv)	All pre-clinical and clinical investigations conducted or sponsored by each of Covidien and the Covidien Subsidiaries are being conducted in compliance with all applicable Laws administered or issued by the applicable Covidien Regulatory Agencies, including, without limitation, (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (iv) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Covidien Material Adverse Effect.

(v)	Since December 31, 2011, neither Covidien nor any of the Covidien Subsidiaries has received any written notice from the FDA (including any inspection reports on Form 483) or any foreign agency with jurisdiction over the marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of medical devices which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval with respect to any material Covidien Product currently pending before or previously approved or cleared by the FDA or such other Covidien Regulatory Agency.

(vi)	Since December 31, 2011, all reports, documents, claims, permits, notices and Medical Device Reports of adverse events (“MDRs”) required to be filed, maintained or furnished to the FDA or any other Covidien Regulatory Agency by Covidien and the Covidien Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or MDRs has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Covidien nor any of the Covidien Subsidiaries, nor, to the knowledge of Covidien, any officer, employee, agent or distributor of Covidien or any of the Covidien Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Covidien Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Covidien Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Covidien or any of the Covidien Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Covidien Regulatory Agency to invoke any similar policy. Neither Covidien nor any of the Covidien Subsidiaries, nor, to the knowledge of Covidien, any officer, employee, agent or distributor of Covidien or any of the Covidien Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither Covidien nor any of the Covidien Subsidiaries, nor, to the knowledge of Covidien, any officer, employee, agent or distributor of Covidien or any of the Covidien Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(vii)	As to each Covidien Product or Covidien Product candidate subject to the FDCA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction (including the MDD) that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Covidien or any of the Covidien Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, each such Covidien Product or Covidien Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of Covidien, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Covidien Product or Covidien Product candidate by Covidien or any of the Covidien Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(viii)

Since December 31, 2011, each of Covidien and the Covidien Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any “Class I” recall or material field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Covidien Product or is currently considering initiating, conducting or issuing any “Class I” recall of any Covidien Product. To the knowledge of Covidien, there are no facts which are reasonably likely to cause, and Covidien has not received since December 31, 2011 any written notice from the FDA or any other Covidien Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Covidien

Product sold or intended to be sold by Covidien or the Covidien Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Covidien Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Covidien Products, or (iv) a negative change in reimbursement status of a Covidien Product, that in each case, has had or would reasonably be expected to have a material impact on the business of Covidien and its Subsidiaries.

(n)	Tax Matters.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect:

(A)	all Tax Returns that are required to be filed by or with respect to Covidien or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(B)	Covidien and its Subsidiaries have, within the time and manner prescribed by applicable Law, paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with U.S. GAAP on the financial statements of Covidien and its Subsidiaries;

(C)	all Taxes due and payable by Covidien or any of its Subsidiaries have been adequately provided for, in accordance with U.S. GAAP, in the financial statements of Covidien and its Subsidiaries for all periods ending on or before the date of such financial statements;

(D)	during the last three years, no claim has been made in writing by a Tax Authority in a jurisdiction where any of Covidien or its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction;

(E)	none of Covidien or any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in section 6707A(c)(2) of the Code and Treasury Regulation section 1.6011-4(b), or any similar provision of state, local or non-U.S. law;

(F)	neither Covidien nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement other than in connection with the Mallinckrodt Spinoff;

(G)	none of Covidien or any of its Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Effective Time as a result of installment sale or open transaction disposition made on or prior to the Completion Date;

(H)	none of Covidien’s U.S. Subsidiaries that is directly and wholly owned by one or more foreign corporations, within the meaning of Section 7701 of the Code, has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code; and

(I)	there are no liens for Taxes upon any property or assets of Covidien or any of its Subsidiaries, except for Covidien Permitted Liens.

(ii)

As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means any and all taxes (including customs duties or fines), fees, levies, imposts, duties or other similar assessments in the nature of a tax, imposed by or payable to any federal, state, provincial, local or foreign Tax Authority, and includes all U.S. federal, state, local and non-U.S. gross or net income, gain, profits, windfall profits, franchise, gross receipts, estimated, capital, documentary, transfer, ad valorem, premium, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment compensation, social security, disability, use, property, unclaimed property, escheat, withholding or backup withholding, excise, production, value added and occupancy taxes, together with all interest, penalties and additions imposed with respect thereto, and any liability for the foregoing of another Person under U.S. Treasury Regulation § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by operation of law, by contract or otherwise (excluding customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes), (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, claims for refunds and information returns) filed or required to be filed with a Tax Authority relating to Taxes, including all attachments thereto and any amendments or supplements thereof and (C) the term “Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes (including the Internal Revenue Service (the “IRS”) and the Irish Revenue Commissioners and any similar state, local, or non-U.S. revenue agency).

(o)	Labour Matters.

(i)	No member of the Covidien Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Covidien Group is subject to a labour dispute, strike or work stoppage except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. To the knowledge of Covidien, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Covidien Group, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(ii)	The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Covidien Group, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(p)

Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, either Covidien or a Subsidiary of Covidien owns, or is licensed or otherwise possesses legally enforceable rights to use, all intellectual property and other proprietary rights, including in and to all worldwide trademarks, domain names, copyrights, patents and trade secrets, including any registration or application of registration therefor (collectively, the “Intellectual Property”) used in their respective businesses as currently conducted. With respect to Intellectual Property owned by Covidien or Covidien’s Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, Covidien or Covidien’s Subsidiaries has good and valid title thereto, free and clear of all Liens and Covidien or Covidien’s Subsidiaries is or are the sole and exclusive owner thereof. There are no pending or, to the knowledge of Covidien, threatened claims against Covidien or its Subsidiaries by any person alleging infringement, misappropriation or other violation by Covidien or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that have had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, to the knowledge of Covidien, the conduct of the businesses of Covidien and its Subsidiaries does not infringe upon, misappropriate or otherwise violate any Intellectual Property rights or any other similar proprietary right of any person. As of the date hereof, neither Covidien nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement has had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(q)	Real Property.

(i)	With respect to the real property owned by Covidien or any Subsidiary (such property collectively, the “Covidien Owned Real Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, either Covidien or a Subsidiary of Covidien has good and valid title to such Covidien Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on Covidien’s consolidated balance sheet (or the notes thereto) as of March 28, 2014 included in the Covidien SEC Documents filed on or prior to the date hereof or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since March 28, 2014 or (E) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of subclauses (A) through (E), a “Covidien Permitted Lien”). As of the date hereof, neither Covidien nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Covidien there is no threatened, condemnation proceeding with respect to any Covidien Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(ii)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, (A) each material lease, sublease and other agreement under which Covidien or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of Covidien and its Subsidiaries are conducted (the “Covidien Leased Real Property”), is valid, binding and in full force and effect and (B) no uncured default of a material nature on the part of Covidien or, if applicable, its Subsidiary or, to the knowledge of Covidien, the landlord thereunder exists with respect to any Covidien Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, Covidien and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Covidien Leased Real Property, free and clear of all Liens, except for Covidien Permitted Liens. As of the date hereof, neither Covidien nor any of its Subsidiaries has received notice of any pending, and, to the knowledge of Covidien, there is no threatened, condemnation proceeding with respect to any Covidien Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(r)	Opinion of Financial Advisor. The Covidien Board has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth in the opinion, the Scheme Consideration is fair to the Covidien Shareholders (other than Medtronic and its Affiliates) from a financial point of view.

(s)	Required Vote of Covidien Shareholders. The Covidien Shareholder Approval is the only vote of holders of securities of Covidien which is required to consummate the transactions contemplated hereby (other than, in the case of the Holdco Distributable Reserves Creation, the approval of the Covidien Distributable Reserves Resolution by the Covidien Shareholders).

(t)	Material Contracts.

(i)	Except for this Agreement or any contracts filed as exhibits to the Covidien SEC Documents, as of the date hereof, neither Covidien nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all such “material contracts” of Covidien and its Subsidiaries, other than Covidien Benefit Plans, being referred to herein as “Covidien Material Contracts”).

(ii)	Neither Covidien nor any Subsidiary of Covidien is in breach of or default under the terms of any Covidien Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. To the knowledge of Covidien, as of the date hereof, no other party to any Covidien Material Contract is in breach of or default under the terms of any Covidien Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, each Covidien Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of Covidien or the Subsidiary of Covidien which is party thereto and, to the knowledge of Covidien, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(u)	Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect, (i) all current, material insurance policies and contracts (or replacements thereof) of Covidien and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Covidien nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Covidien Material Adverse Effect.

(v)	Finders or Brokers. Except for Goldman, Sachs & Co., neither Covidien nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition.

(w)	FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Covidien or any of its Subsidiaries:

(i)	neither Covidien nor any Covidien Subsidiary, nor any director, manager or employee of Covidien or any Covidien Subsidiary has in the last five years, in connection with the business of Covidien or any Covidien Subsidiary, itself or, to Covidien’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Covidien or any Covidien Subsidiary, taken any action in violation of the FCPA, since July 1, 2011 only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(ii)

neither Covidien nor any Covidien Subsidiary, nor any director, manager or employee of Covidien or any Covidien Subsidiary, are, or in the past five years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving Covidien or any Covidien Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

(iii)	Covidien and every Covidien Subsidiary have made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Covidien and every Covidien Subsidiary as required by the FCPA in all material respects;

(iv)	Covidien and every Covidien Subsidiary has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(v)	no officer, director, or employee of Covidien or any Covidien Subsidiary is a Government Official.

(x)	Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Covidien Memorandum and Articles of Association is, or at the Effective Time will be, applicable to Medtronic, Holdco, any of their respective Subsidiaries, the Acquisition or the Scheme.

(y)	No Other Representations. Except for the representations and warranties contained in this Clause 6.1 or in any certificates delivered by Covidien in connection with the Completion pursuant to Condition 4(c), Medtronic acknowledges that neither Covidien nor any Representative of Covidien makes any other express or implied representation or warranty with respect to Covidien or any of its Subsidiaries or with respect to any other information provided or made available to Medtronic in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Medtronic or to Medtronic’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

6.2	Medtronic Representations and Warranties

Except as disclosed in the Medtronic SEC Documents filed or furnished with the SEC since April 27, 2012 and publicly available prior to the date hereof or in the Draft Medtronic 2014 10-K (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable clause of the disclosure schedule delivered by Medtronic to Covidien immediately prior to the execution of this Agreement (the “Medtronic Disclosure Schedule”) (it being agreed that disclosure of any item in any clause of the Medtronic Disclosure Schedule shall be deemed disclosure with respect to any other subclause of this Clause 6.2 to which the relevance of such item is reasonably apparent on its face), Medtronic and Holdco jointly and severally represent and warrant to Covidien as follows:

(a)

Qualification, Organisation, Subsidiaries, etc. Each of Medtronic and its Subsidiaries and each of the Medtronic Merger Parties is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or, where relevant, in good standing, or to have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. Medtronic has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Amended and Restated Articles of Incorporation of Medtronic (the “Medtronic Articles of Incorporation”) as

amended to the date hereof. The Medtronic Articles of Incorporation are in full force and effect and Medtronic is not in violation of the Medtronic Articles of Incorporation, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(i)	Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Medtronic have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Medtronic free and clear of all Liens, other than Medtronic Permitted Liens.

(ii)	Medtronic Merger Parties.

(A)	Since their respective dates of formation, none of the Medtronic Merger Parties have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

(B)	As of the date hereof, the authorised share capital of Holdco consists of 2,600,000,000 ordinary shares, nominal value US$0.0001 per share, 127,500,000 preference shares, nominal value US$0.20 per share, and 1,000 ordinary shares, nominal value €1.00 per share, of which seven ordinary shares, par value €1.00 per share, are currently issued. All of the issued shares in Holdco have been validly issued, are fully paid and nonassessable and, except to the extent contemplated by Schedule 8.1(b)(ii), are owned directly by Kalani II Limited, Kalani III Limited, Kalani IV Limited, Kalani V Limited, Kalani VI Limited, Kalani VII Limited and Goodbody Subscriber One Limited (one share each), free and clear of any Lien. As of the date hereof, the authorised share capital of IrSub consists of 1,000 ordinary shares, nominal value €1.00 per share, of which one ordinary share is currently issued to Holdco. As of the date hereof, the authorised share capital of U.S. Holdco consists of (i) 10,000 shares of Common Stock, par value US$0.01 per share, none of which are currently issued, (ii) one share of Redeemable Class A Common Stock, par value US$0.01 per share, of which one Class A common share is currently issued and (iii) 10,000 shares of Preferred Stock, par value $0.01 per share, of which ten shares of Preferred Stock are currently issued to Holdco. All of the issued shares in U.S. Holdco have been validly issued, are fully paid and nonassessable and are owned directly by the holders thereof free and clear of any Lien. As of the date hereof, the authorised share capital of U.S. AcquisitionCo consists of 1,000 shares of Common Stock, par value US$0.01 per share, of which 1,000 shares of Common Stock are currently issued to U.S. Holdco. All of the issued shares of Common Stock in U.S. AcquisitionCo have been validly issued, are fully paid and nonassessable and are owned directly by U.S. Holdco free and clear of any Lien. All of the membership interests in MergerSub have been validly issued, are fully paid and nonassessable and are owned directly by U.S. AcquisitionCo free and clear of any Lien. All of the Share Consideration, when issued pursuant to the Acquisition and the Merger and this Agreement and delivered pursuant hereto will, at such time, be duly authorised, validly issued, fully paid and non-assessable and free of all Liens and pre-emptive rights (other than any statutory pre-emptive rights granted under the Companies Acts).

(C)

Medtronic has made available to Covidien, prior to the date of this Agreement, complete and accurate copies of the Memorandum and Articles of Association of Holdco (the “Holdco Memorandum and Articles of Association”) and the Organisational Documents of each of the other Medtronic Merger Parties (the “Other Medtronic Merger Party Organisational Documents”) as amended to the date hereof. The Medtronic Articles of Incorporation, the Medtronic Bylaws, the Holdco Memorandum and Articles of Association and the Other Medtronic Merger Party Organisational Documents are in full force and effect, Holdco is not in violation of the Holdco Memorandum and Articles of Association and the other Medtronic Merger Parties are not in violation of the Other Medtronic Merger Party Organisational

Documents, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(b)	Capital Stock.

(i)	The authorised capital stock of Medtronic consists of 1,600,000,000 Medtronic Shares and 2,500,000 shares of preferred stock, par value US$1.00 per share (“Medtronic Preferred Shares”). As of June 12, 2014 (the “Medtronic Capitalisation Date”), (A) 996,506,171 Medtronic Shares were issued and outstanding, (B) no Medtronic Shares were held in treasury, (C) 322,667,705 Medtronic Shares were reserved for issuance pursuant to the Medtronic Share Plans and 25,000,000 Medtronic Shares were reserved for issuance pursuant to the Medtronic ESPP and (D) no Medtronic Preferred Shares were issued or outstanding. All the outstanding Medtronic Shares are, and all Medtronic Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(ii)	Except as set forth in subclause (i) above and, in the case of clause (B), as expressly contemplated by Schedule 8.1(b)(ii), as of the date hereof: (A) Medtronic does not have any shares of capital stock issued or outstanding other than Medtronic Shares that have become outstanding after the Medtronic Capitalisation Date, but were reserved for issuance as set forth in subclause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which Medtronic or any of Medtronic’s Subsidiaries is a party obligating Medtronic or any of Medtronic’s Subsidiaries to (I) issue, transfer or sell any shares of capital stock or other equity interests of Medtronic or any Subsidiary of Medtronic or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Medtronic or a wholly owned Subsidiary of Medtronic); (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned by Covidien and/or one or more of its Subsidiaries.

(iii)	None of Medtronic nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Medtronic Shareholders on any matter.

(iv)	There are no voting trusts or other agreements or understandings to which Medtronic or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Medtronic or any of its Subsidiaries.

(c)	Corporate Authority Relative to this Agreement; No Violation.

(i)

Medtronic and each Medtronic Merger Party has all requisite corporate power and authority to enter into this Agreement and, with respect to Medtronic, the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Medtronic Shareholder Approval (and, in the case of the Holdco Distributable Reserves Creation, to approval of the Covidien Distributable Reserves Resolution by the Covidien Shareholders and the Medtronic Distributable Reserves Resolution by the Medtronic Shareholders and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Acquisition and the Merger, as applicable. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Medtronic Board and (in the case of this Agreement) the board of directors of each Medtronic Merger Party and, except for (A) the Medtronic Shareholder Approval, (B) the filing of the

Articles of Merger with the Secretary of State of the State of Minnesota and (C) the filing of the required documents in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, no other corporate proceedings on the part of Medtronic or any Medtronic Merger Party are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Medtronic Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Medtronic and the Medtronic Shareholders and has adopted a resolution to make the Medtronic Recommendation. This Agreement has been duly and validly executed and delivered by Medtronic and each Medtronic Merger Party and, assuming this Agreement constitutes the valid and binding agreement of Covidien, constitutes the valid and binding agreement of Medtronic and each Medtronic Merger Party, enforceable against Medtronic and each Medtronic Merger Party in accordance with its terms.

(ii)	Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements of other Antitrust Laws, (G) the requirement to file the Articles of Merger with the Secretary of State of the State of Minnesota, (H) any applicable requirements of the NYSE and (I) the other Clearances set forth on Clause 6.2(c)(ii) of the Medtronic Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Medtronic and each Medtronic Merger Party of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Covidien or its Affiliates or Laws or contracts binding on Covidien or its Affiliates.

(iii)	The execution and delivery by Medtronic and each Medtronic Merger Party of this Agreement and (in the case of Medtronic) the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.2(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Medtronic or any of Medtronic’s Subsidiaries or result in the creation of any Liens or any other material obligations, losses or grants of rights upon any of the properties, rights or assets of Medtronic or any of Medtronic’s Subsidiaries, other than Medtronic Permitted Liens, or of Covidien or any of Covidien’s Subsidiaries, (B) conflict with or result in any violation of any provision of the Organisational Documents of Medtronic or any of Medtronic’s Subsidiaries or the Medtronic Merger Parties or (C) conflict with or violate any Laws applicable to Medtronic or any of Medtronic’s Subsidiaries or any of their respective properties or assets, other than, (I) in the case of subclauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries or Medtronic Merger Parties) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect and (II) as may arise as a result of facts or circumstances relating to Covidien or its Affiliates or Laws or contracts binding on Covidien or its Affiliates.

(d)	Reports and Financial Statements.

(i)

Since December 31, 2011 through the date of this Agreement, Medtronic has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (together with the draft annual report on Form 10-K of Medtronic for the fiscal year ended April 25, 2014 provided to Covidien prior to the date hereof (the “Draft Medtronic 2014 10-K”), the “Medtronic SEC

Documents”). As of their respective dates (it being understood that the date of the Draft Medtronic 2014 10-K shall be deemed to be April 25, 2014 for this purpose), or, if amended, as of the date of the last such amendment, the Medtronic SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Medtronic SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(ii)	The consolidated financial statements (including all related notes and schedules) of Medtronic included in the Medtronic SEC Documents when filed (it being understood that the Draft Medtronic 2014 10-K shall be deemed to have been filed on the date hereof for this purpose) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Medtronic and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e)	Internal Controls and Procedures. Medtronic has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Medtronic’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Medtronic in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Medtronic’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Medtronic’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Medtronic, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of Medtronic are being made only in accordance with authorisations of management and directors of Medtronic, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Medtronic’s assets that could have a material effect on its financial statements.

(f)	No Undisclosed Liabilities. Except (i) as disclosed, reflected or reserved against in Medtronic’s consolidated balance sheet (or the notes thereto) as of April 25, 2014 included in the Draft Medtronic 2014 10-K, (ii) for liabilities incurred in the ordinary course of business since April 25, 2014, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, neither Medtronic nor any Subsidiary of Medtronic has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, have not had and would not reasonably be expected to have a Medtronic Material Adverse Effect. Neither Medtronic nor any of its Subsidiaries is, or since December 31, 2011 has been, a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(g)	Compliance with Law; Permits.

(i)	Medtronic and each of Medtronic’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Medtronic, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(ii)	Medtronic and Medtronic’s Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Medtronic and Medtronic’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Medtronic Permits”), except where the failure to have any of the Medtronic Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. All Medtronic Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(iii)	Notwithstanding the foregoing, no representation or warranty shall be deemed to be made in this Clause 6.2(g) in respect of the matters referenced in Clause 6.2(e), 6.2(m) or 6.2(x), or in respect of environmental, Tax, employee benefits or labour Law matters.

(h)	Environmental Laws and Regulations. Except for such matters as, individually or in the aggregate, has not had and would not reasonably be expected to have a Medtronic Material Adverse Effect: (i) Medtronic and its Subsidiaries (and, to the knowledge of Medtronic, its former Subsidiaries) are now and have been since June 15, 2009 in compliance with all, and have not since June 15, 2009 violated any, applicable Environmental Laws; (ii) no property currently or formerly owned, leased or operated by Medtronic or any of its Subsidiaries (or, to the knowledge of Medtronic, its former Subsidiaries) (including soils, groundwater, surface water, buildings or other structures), or any other location used by Medtronic or any of its Subsidiaries (or, to the knowledge of Medtronic, its former Subsidiaries), is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be Remediated or Removed (as such terms are defined below), that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability, in any case by or affecting Medtronic or any of its Subsidiaries or, following Completion, Holdco or any of its Subsidiaries; (iii) neither Medtronic nor any of its Subsidiaries (or, to the knowledge of Medtronic, its former Subsidiaries) has received since June 15, 2009 any notice, demand letter, claim or request for information alleging that Medtronic or any of its Subsidiaries (or, to the knowledge of Medtronic, its former Subsidiaries) may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (iv) neither Medtronic nor any of its Subsidiaries (or, to the knowledge of Medtronic, its former Subsidiaries) is subject to any order, decree, injunction or agreement with any Relevant Authority, or any indemnity or other agreement with any third party, concerning liability or obligations relating to any Environmental Law or otherwise relating to any Hazardous Substance; and (v) Medtronic and each of its Subsidiaries has all of the Environmental Permits necessary for the conduct and operation of its business as now being conducted, and all such Environmental Permits are in good standing.

(i)	Employee Benefit Plans.

(i)

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, (A) each of the Medtronic Benefit Plans has been operated and administered in compliance with its terms and in accordance with applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; (B) no Medtronic Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (C) no Medtronic Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Medtronic or its

Subsidiaries beyond their retirement or other termination of service, other than under COBRA or comparable U.S. state law; (D) no liability under Title IV of ERISA has been incurred by Medtronic, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that is likely to cause Medtronic, its Subsidiaries or any of their ERISA Affiliates to incur a liability thereunder; (E) no Medtronic Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (F) all contributions or other amounts payable by Medtronic or its Subsidiaries as of the Effective Time pursuant to each Medtronic Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, have been accrued in accordance with U.S. GAAP or applicable international accounting standards; (G) neither Medtronic nor any of its Subsidiaries has engaged in a transaction in connection with which Medtronic or its Subsidiaries could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; and (H) there are no pending, or to the knowledge of Medtronic, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Medtronic Benefit Plans or any trusts related thereto that would result in material liability.

(ii)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, each of the Medtronic Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (A) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (B) has received a favourable determination letter or opinion letter as to its qualification. Each such favourable determination letter has been provided or made available to Covidien.

(iii)	Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Medtronic Group under any Medtronic Benefit Plan or otherwise, (B) increase any benefits otherwise payable under any Medtronic Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(j)	Absence of Certain Changes or Events. Since April 25, 2014 through the date of this Agreement, other than with respect to the transactions contemplated by this Agreement, the businesses of Medtronic and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business consistent with past practice. Since April 25, 2014, there has not been any event, development, occurrence, state of facts or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(k)	Investigations; Litigation. As of the date hereof, (i) there is no investigation or review pending (or, to the knowledge of Medtronic, threatened) by any Relevant Authority with respect to Medtronic or any of Medtronic’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Medtronic, threatened) against Medtronic or any of Medtronic’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of subclause (i) or (ii), have had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(l)

Information Supplied. The information relating to Medtronic, its Subsidiaries and the Medtronic Merger Parties to be contained in the Joint Proxy Statement and the Form S-4 and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in each case in connection with the Acquisition will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed to Medtronic Shareholders and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Medtronic Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Form S-4 (other than the portions thereof relating solely to the Court Meeting or the EGM) and any related documents will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document and any related documents for which the Medtronic Directors are responsible under the Takeover Rules and any related filings for which the Medtronic Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.2(l), no representation or warranty is made by Medtronic with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Medtronic.

(m)	Regulatory Matters.

(i)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, (i) each of Medtronic and the Medtronic Subsidiaries holds all Medtronic Permits and Clearances, including (x) all authorizations under the FDCA (including Section 510(k) thereof), the regulations of the FDA promulgated thereunder and the MDD, and (y) authorizations of any applicable Relevant Authority that are concerned with the quality, identity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of the Medtronic Products (any such Relevant Authority, a “Medtronic Regulatory Agency”) necessary for the lawful operation of the businesses of Medtronic or any of the Medtronic Subsidiaries in each jurisdiction in which such person operates (the “Medtronic Regulatory Permits”); (ii) all such Medtronic Regulatory Permits are valid and in full force and effect; and (iii) Medtronic is in compliance with the terms of all Medtronic Regulatory Permits. All Medtronic Regulatory Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(ii)

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, the businesses of each of Medtronic and the Medtronic Subsidiaries are being conducted in compliance with, and such persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (t) the FDCA (including all applicable registration and listing requirements set forth in Section 510 of the FDCA (21 U.S.C. § 360) and 21 C.F.R. Part 807); (u) federal Medicare and Medicaid statutes; (v) any comparable foreign Laws for any of the foregoing (including the MDD); (w) federal, state or provincial criminal or civil Laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, and any comparable federal, state, provincial or local Laws); (x) state or provincial licensing, disclosure and reporting requirements; (y) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Covidien or Covidien’s Subsidiaries; and (z) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Medtronic Healthcare Laws”). Since December 31, 2011, neither Medtronic nor any of the Medtronic Subsidiaries has received any written notification or communication from any Medtronic Regulatory Agency, including without limitation the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or “competent authority” or corresponding Relevant Authority in any jurisdiction, of noncompliance by, or liability of Medtronic or the Medtronic Subsidiaries under, any Medtronic Healthcare Laws, except where such noncompliance or liability has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(iii)	Medtronic and the Medtronic Subsidiaries are not party to any corporate integrity agreements, deferred prosecution agreement, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Medtronic Regulatory Agency and, to Medtronic’s knowledge, no such action is currently contemplated, proposed or pending.

(iv)	All pre-clinical and clinical investigations conducted or sponsored by each of Medtronic and the Medtronic Subsidiaries are being conducted in compliance with all applicable Laws administered or issued by the applicable Covidien Regulatory Agencies, including without limitation (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, (iii) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (iv) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Medtronic Material Adverse Effect.

(v)	Since December 31, 2011, neither Medtronic nor any of the Medtronic Subsidiaries has received any written notice from the FDA (including any inspection reports on Form 483) or any foreign agency with jurisdiction over the marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of medical devices which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval with respect to any material Medtronic Product currently pending before or previously approved or cleared by the FDA or such other Medtronic Regulatory Agency.

(vi)

Since December 31, 2011, all reports, documents, claims, permits, notices and MDRs required to be filed, maintained or furnished to the FDA or any other Medtronic Regulatory Agency by Medtronic and the Medtronic Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or MDRs has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. All such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Medtronic nor any of the Medtronic Subsidiaries, nor, to the knowledge of Medtronic, any officer, employee, agent or distributor of Medtronic or any of the Medtronic Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Medtronic Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Medtronic Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Medtronic or any of the Medtronic Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Medtronic Regulatory Agency to invoke any similar policy. Neither Medtronic nor any of the Medtronic Subsidiaries, nor, to the knowledge of Medtronic, any officer, employee, agent or distributor of Medtronic or any of the Medtronic Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither Medtronic nor any of the Medtronic Subsidiaries, nor, to the knowledge of Medtronic, any officer, employee, agent or distributor of Medtronic or any of the Medtronic Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(vii)	As to each Medtronic Product or Medtronic Product candidate subject to the FDCA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction (including the MDD) that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Medtronic or any of the Medtronic Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, each such Medtronic Product or Medtronic Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of Medtronic, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Medtronic Product or Medtronic Product candidate by Medtronic or any of the Medtronic Subsidiaries of any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(viii)	Since December 31, 2011, each of Medtronic and the Medtronic Subsidiaries have neither voluntarily nor involuntarily initiated, conducted or issued, caused to be initiated, conducted or issued any “Class I” recall or any material field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Medtronic Product or is currently considering initiating, conducting or issuing any “Class I” recall of any Medtronic Product. To the knowledge of Medtronic, there are no facts which are reasonably likely to cause, and Medtronic has not received since December 31, 2011 any written notice from the FDA or any other Medtronic Regulatory Agency regarding (i) the recall, market withdrawal or replacement of any Medtronic Product sold or intended to be sold by Medtronic or the Medtronic Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Medtronic Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Medtronic Products, or (iv) a negative change in reimbursement status of a Medtronic Product, that in each case, has had or would reasonably be expected to have a material impact on the business of Medtronic and its Subsidiaries.

(n)	Tax Matters.

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect:

(i)	all Tax Returns that are required to be filed by or with respect to Medtronic or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(ii)	Medtronic and its Subsidiaries, within the time and manner prescribed by applicable Law, have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), except with respect to matters being contested in good faith through appropriate proceedings or for which adequate reserves have been established in accordance with U.S. GAAP on the financial statements of Medtronic and its Subsidiaries;

(iii)	all Taxes due and payable by Medtronic or any of its Subsidiaries have been adequately provided for, in accordance with U.S. GAAP, in the financial statements of Medtronic and its Subsidiaries for all periods ending on or before the date of such financial statements;

(iv)	during the last three years, no claim has been made in writing by a Tax Authority in a jurisdiction where any of Medtronic or its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction;

(v)	none of Medtronic or any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in section 6707A(c)(2) of the Code and Treasury Regulation section 1.6011-4(b), or any similar provision of state, local or non-U.S. law;

(vi)	neither Medtronic nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(vii)	none of Medtronic or any of its Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Effective Time as a result of any installment sale or open transaction disposition made on or prior to the Completion Date; and

(viii)	there are no liens for Taxes upon any property or assets of Medtronic or any of its Subsidiaries, except for Medtronic Permitted Liens.

(o)	Labour Matters.

(i)	No member of the Medtronic Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Medtronic Group is subject to a labour dispute, strike or work stoppage, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. To the knowledge of Medtronic, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Medtronic Group, except for those the formation of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(ii)	The transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Medtronic Group, except for where the failure to obtain any such consent or make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(p)

Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, either Medtronic or a Subsidiary of Medtronic owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. With respect to Intellectual Property owned by Medtronic or Medtronic’s Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, Medtronic or Medtronic’s Subsidiaries has good and valid title thereto, free and clear of all Liens and Medtronic or Medtronic’s Subsidiaries is or are the sole and exclusive owner thereof. There are no pending or, to the knowledge of Medtronic, threatened claims against Medtronic or its Subsidiaries by any person alleging infringement, misappropriation or other violation by Medtronic or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that have had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, to the knowledge of Medtronic, the conduct of the businesses of Medtronic and its Subsidiaries does not infringe upon, misappropriate or otherwise violate any Intellectual Property rights or any other similar proprietary right of any person. As of the date hereof, neither Medtronic nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement has had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(q)	Real Property.

(i)	With respect to the real property owned by Medtronic or any Subsidiary (such property collectively, the “Medtronic Owned Real Property”), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, either Medtronic or a Subsidiary of Medtronic has good and valid title to such Medtronic Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on Medtronic’s consolidated balance sheet (or the notes thereto) as of April 25, 2014 included in the Draft Medtronic 2014 10-K or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since April 25, 2014 or (E) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of subclauses (A) through (E), a “Medtronic Permitted Lien”). As of the date hereof, neither Medtronic nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Medtronic there is no threatened, condemnation proceeding with respect to any Medtronic Owned Real Property, except proceedings which have not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(ii)	Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, (A) each material lease, sublease and other agreement under which Medtronic or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property at which the material operations of Medtronic and its Subsidiaries are conducted (the “Medtronic Leased Real Property”), is valid, binding and in full force and effect and (B) no uncured default of a material nature on the part of Medtronic or, if applicable, its Subsidiary or, to the knowledge of Medtronic, the landlord thereunder exists with respect to any Medtronic Leased Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, Medtronic and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Medtronic Leased Real Property, free and clear of all Liens, except for Medtronic Permitted Liens. As of the date hereof, neither Medtronic nor any of its Subsidiaries has received notice of any pending, and, to the knowledge of Medtronic, there is no threatened, condemnation proceeding with respect to any Medtronic Leased Real Property, except any such proceeding which has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(r)	Opinion of Financial Advisor. The Medtronic Board has received an opinion from Perella Weinberg Partners LP, dated the date of this Agreement, to the effect that, as of such date and subject to the various assumptions and limitations set forth in such opinion, the Merger Consideration (taking into account the Acquisition) is fair, from a financial point of view, to the Medtronic Shareholders (other than Medtronic and its Subsidiaries).

(s)	Required Vote of Medtronic Shareholders. The Medtronic Shareholder Approval is the only vote of holders of securities of Medtronic which is required to consummate the transactions contemplated hereby (other than, in the case of the Holdco Distributable Reserves Creation, the approval of the Medtronic Distributable Reserves Resolution by the Medtronic Shareholders).

(t)	Material Contracts.

(i)	Except for this Agreement or any contracts filed as exhibits to the Medtronic SEC Documents, as of the date hereof, neither Medtronic nor any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (all such “material contracts” of Medtronic and its Subsidiaries, other than Medtronic Benefit Plans, being referred to herein as “Medtronic Material Contracts”).

(ii)	Neither Medtronic nor any Subsidiary of Medtronic is in breach of or default under the terms of any Medtronic Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. To the knowledge of Medtronic, as of the date hereof, no other party to any Medtronic Material Contract is in breach of or default under the terms of any Medtronic Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, each Medtronic Material Contract (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is a valid and binding obligation of Medtronic or the Subsidiary of Medtronic which is party thereto and, to the knowledge of Medtronic, of each other party thereto, and is in full force and effect, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(u)	Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect, (i) all current, material insurance policies and contracts (or replacements thereof) of Medtronic and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Medtronic nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Medtronic Material Adverse Effect.

(v)	Finders or Brokers. Except for Perella Weinberg Partners LP, neither Medtronic nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition or the Merger.

(w)	Financing. At the Effective Time, Medtronic, Holdco and IrSub will have sufficient cash, available lines of credit or other sources of immediately available and cleared funds to enable Holdco to make all required payments payable in connection with the transactions contemplated under this Agreement, including the payment of expenses and fees.

(x)	FCPA and Anti-Corruption. Except for those matters which, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Medtronic or any of its Subsidiaries:

(i)

neither Medtronic nor any Medtronic Subsidiary, nor any director, manager or employee of Medtronic or any Medtronic Subsidiary has in the last five years, in connection with the business of Medtronic or any Medtronic Subsidiary, itself or, to Medtronic’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Medtronic or any Medtronic Subsidiary, taken any action in violation of the FCPA, since July 1, 2011 only, the Bribery Act, or other applicable Bribery Legislation (in each case to the extent applicable);

(ii)	neither Medtronic nor any Medtronic Subsidiary, nor any director, manager or employee of Medtronic or any Medtronic Subsidiary, are, or in the past five years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Relevant Authority, involving Medtronic or any Medtronic Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA and, since July 1, 2011 only, the Bribery Act;

(iii)	Medtronic and every Medtronic Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Medtronic and every Medtronic Subsidiary as required by the FCPA in all material respects;

(iv)	Medtronic and every Medtronic Subsidiary has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(v)	no officer, director, or employee of Medtronic or any Medtronic Subsidiary is a Government Official.

(y)	Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Medtronic Articles of Incorporation is, or at the Merger Effective Time will be, applicable to Covidien, Holdco, any of their respective Subsidiaries or the Merger.

(z)	No Other Representations. Except for the representations and warranties contained in this Clause 6.2 or in any certificates delivered by Medtronic in connection with the Completion pursuant to Condition 5(c), Covidien acknowledges that neither Medtronic nor any Representative of Medtronic makes any other express or implied representation or warranty with respect to Medtronic or with respect to any other information provided or made available to Covidien in connection with the transactions contemplated hereby, including any information, documents, projections, forecasts or other material made available to Covidien or to Covidien’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

7.	ADDITIONAL AGREEMENTS

7.1	Investigation

(a)

Each of Covidien and Medtronic shall afford the other Party and such other Party’s Representatives (at the other Party’s sole expense) reasonable access during normal business hours, throughout the period from the release of the Rule 2.5 Announcement until the earlier of Completion and the date, if any, on which the Agreement is terminated pursuant to Clause 9, to its and its Subsidiaries’ (i) properties, employees, contracts, commitments, books and records, financial and operating data or any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and (ii) reasonably current information about on-going Actions described in the Covidien SEC Documents or the Medtronic SEC Documents (as applicable), in each case, for purposes of due diligence or integration planning and/or effecting the Acquisition or the Merger; provided, that no investigation prior to, on or after the date of this Agreement, including by way of any access granted pursuant to this Clause 7.1(a), shall affect or be deemed to modify, diminish or obviate any of the representations, warranties or covenants made by any of the Parties in this Agreement or the Expenses Reimbursement Agreement. Notwithstanding the foregoing, neither Covidien nor Medtronic shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a loss of the protections of the attorney client privilege, work-product doctrine or other similar privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law (provided that the withholding Party shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation or loss of privilege). If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld.

(b)	Throughout the period from the release of the Rule 2.5 Announcement until the earlier of Completion and the date, if any, on which the Agreement is terminated pursuant to Clause 9, Covidien shall promptly provide Medtronic with a copy of any material written correspondence to or from the FDA or any other Covidien Regulatory Agency regarding (i) the recall, market withdrawal or replacement of any material Covidien Product sold or intended to be sold by Covidien or the Covidien Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such material Covidien Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such material Covidien Products, or (iv) a non-coverage determination by the Centers for Medicare and Medicaid Services with respect to a material Covidien Product.

(c)	Throughout the period from the release of the Rule 2.5 Announcement until the earlier of Completion and the date, if any, on which the Agreement is terminated pursuant to Clause 9, Medtronic shall promptly provide Covidien with a copy of any material written correspondence to or from the FDA or any other Medtronic Regulatory Agency regarding (i) the recall, market withdrawal or replacement of any material Medtronic Product sold or intended to be sold by Medtronic or the Medtronic Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such material Medtronic Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such material Medtronic Products, or (iv) a non-coverage determination by the Centers for Medicare and Medicaid Services with respect to a material Medtronic Product.

(d)	The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

7.2	Consents and Regulatory Approvals

(a)	The terms of the Acquisition at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

(b)	Subject to the terms and conditions hereof, including Clause 7.2(g), the Parties each agree to use their respective reasonable best efforts to achieve satisfaction of the Conditions as promptly as reasonably practicable following the publication of the Scheme Document and in any event no later than the End Date.

(c)	Subject to the terms and conditions hereof, including Clause 7.2(g), Covidien, Medtronic and each Medtronic Merger Party shall use its reasonable best efforts to:

(i)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including the Acquisition and the Merger) as promptly as practicable;

(ii)	as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the transactions contemplated by this Agreement (including the Acquisition and the Merger), including (A) under the HSR Act no later than 15 Business Days after the date hereof (or later if mutually agreed in writing by the Parties), (B) under any other applicable Antitrust Laws or foreign investment Laws, (C) under the Takeover Rules and the Act or (D) as required by the High Court;

(iii)	keep the other Parties reasonably informed of all written or material oral communications to or from third parties (including any Relevant Authority) with respect to the Clearances;

(iv)	in the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated by this Agreement, and such litigation, action or proceeding seeks to prevent, impede or delay the consummation of the Acquisition or the Merger, cooperate with each other and contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement; and

(v)	as promptly as reasonably practicable, take all actions necessary, proper and advisable to obtain from, make with or provide to any third party (including any Relevant Authority) any Clearances (other than Clearances under any Antitrust Laws, which shall be governed by Clause 7.2(d)) required to be obtained, made or provided by Covidien or Medtronic or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Acquisition and the Merger); provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Covidien or Medtronic or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any material fee, penalty or other consideration to any third party for any Clearance required in connection with the consummation of the transactions contemplated by this Agreement (including the Acquisition and the Merger) under any contract or agreement, other than customary filing or application fees in connection with required regulatory approvals.

(d)	Subject to the terms and conditions hereof, including Clause 7.2(g), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any Clearances required in connection with the consummation of the transactions contemplated hereby (including the Acquisition and the Merger) under the HSR Act and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation, competition, antitrust or restraint of trade (collectively, “Antitrust Laws”). Each Party shall provide as promptly as practicable such information and documentary material as may be requested by a Relevant Authority following any such filing or notification, and negotiate with any Relevant Authority in relation to any undertakings, orders, agreements or commitments which any such Relevant Authority requires to facilitate the consummation of the transactions contemplated by this Agreement (including the Acquisition and the Merger). The Parties agree that Medtronic shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Covidien is not constrained from complying with applicable Law), provided, further, that the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

(e)

Subject to the provisos in Clause 7.2(d) and to the fullest extent permissible under applicable Law, Medtronic and Covidien shall (i) promptly advise each other of (and Medtronic or Covidien shall so advise with respect to written or material oral communications received by any Subsidiary of Medtronic or Covidien, as the case may be) any written or material oral communication to or from any Relevant Authority in connection with the consummation of the transactions contemplated by this Agreement (including the Acquisition or the Merger); (ii) not participate in any meeting or discussion with any Relevant Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by such Relevant Authority, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any

Relevant Authority or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Covidien or Medtronic or their respective Affiliates, (y) as necessary to comply with contractual arrangements or address reasonable privilege or confidentiality concerns (provided that the redacting Party shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not result in such privilege concerns) and (z) to prevent the exchange of confidential information as required by applicable Law. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.2(e), such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Clause 7.2(e) as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(f)	In the event that the latest date on which the High Court and/or the Panel would permit Completion to occur is prior to the End Date, the Parties shall use their respective reasonable best efforts to obtain consent of the High Court and/or the Panel, as applicable, to an extension of such latest date (but not beyond the End Date). If Rule 12(b)(i) of the Takeover Rules may reasonably be expected to cause the Scheme to lapse, the Parties shall use their respective reasonable best efforts to obtain consent of the Panel to avoid lapsing of the Scheme pursuant to Rule 12(b)(i) of the Takeover Rules. If (i) the High Court and/or the Panel require the lapsing of the Scheme prior to the End Date, (ii) the Scheme lapses pursuant to Rule 12(b)(i) of the Takeover Rules, (iii) Condition 1 fails to be satisfied or (iv) the Scheme lapses pursuant to paragraph 7 of Annex III to the Rule 2.5 Announcement as a result of the Scheme failing to have become effective on or prior to the End Date, the Parties shall (unless and until this Agreement is terminated pursuant to Clause 9) take all reasonable actions required in order to re-initiate the Scheme process as promptly as reasonably practicable (it being understood that no such lapsing described in subclause (i), (ii), (iii) or (iv) shall, in and of itself, result in a termination of, or otherwise affect any rights or obligations of any Party under, this Agreement).

(g)

In furtherance and not in limitation of the other covenants contained in this Clause 7.2, and to resolve the objections, if any, that a Relevant Authority may assert under any Antitrust Law with respect to the Acquisition or the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Relevant Authority with respect to the Acquisition or the Merger so as to enable the Completion to occur as promptly as practicable and in any event no later than the End Date, Medtronic and Covidien agree to propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, license, or disposition of any businesses, assets, equity interests, product lines or properties of Medtronic or Covidien (or any of their respective Subsidiaries) or any equity interest in any joint venture held by Medtronic or Covidien (or any of their respective Subsidiaries), including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, license, or disposition (including, but not limited to, any temporary, pre-divestiture hold separate order) (each, a “Divestiture Action”) as may be required in order to obtain all Clearances required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Acquisition or the Merger under any Antitrust Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Acquisition or the Merger or delay Completion beyond the End Date. To assist Medtronic in complying with its obligations set forth in this Clause 7.2, Covidien shall, and shall cause its Subsidiaries to, enter into one or more agreements requested by Medtronic to be entered into by any of them prior to the Completion with respect to any transaction to divest any of the businesses, assets, equity interests, product lines or properties of Covidien or any of its Subsidiaries or any equity interest in any joint venture held by Covidien or any of its Subsidiaries; provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Completion. Notwithstanding anything in this Agreement to the contrary, nothing in this Clause 7.2 shall require, or be deemed to require, Medtronic or Covidien (or any of their respective Subsidiaries), or permit, or be deemed to permit, Covidien (or any of its Subsidiaries), without the prior written consent of Medtronic, to (i) take any action, agree to take any action, or consent to the taking of any action (including with respect to selling, holding separate, or otherwise disposing of, any business or assets or conducting its or its Subsidiaries’ or, following consummation of the Acquisition and the Merger, Holdco’s, business, in any specified manner), if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on the business, operations or financial condition of Holdco and its Subsidiaries (including Medtronic, Covidien and their respective Subsidiaries), taken as a whole (following consummation of the Acquisition and the Merger) or (ii) take any action, agree to take any action, or consent to the taking of any action, other than a Divestiture Action, where such action would limit Medtronic’s or Covidien’s freedom of action or the conduct of any business, asset, product line or property of Medtronic or Covidien (or one or more of their respective Subsidiaries) or any joint venture in which Medtronic or Covidien (or one or more of their respective Subsidiaries) holds an equity interest.

(h)	In no event shall Covidien or Medtronic be required to pay any material fee, penalty or other consideration in connection with obtaining any Clearance under any applicable Antitrust Law, other than customary filing or application fees in connection with any such Clearance.

7.3	Directors’ and Officers’ Indemnification and Insurance

(a)	Holdco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Covidien or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Covidien or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Holdco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Covidien and its Subsidiaries or in any agreement to which Covidien or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of Covidien or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(a) in respect thereof shall continue until disposition thereof.

(b)

Holdco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Medtronic or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Medtronic or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Merger Effective Time, Holdco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Medtronic and its Subsidiaries or in any agreement to which Medtronic or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Merger Effective Time were directors, officers or employees of Medtronic or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(b) in respect thereof shall continue until disposition thereof.

(c)	At and after the Effective Time, Covidien shall (and Holdco shall cause Covidien to), to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Covidien or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Covidien or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Covidien Indemnified Party” and, collectively, the “Covidien Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Covidien Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Covidien or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Covidien or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(d)	At and after the Merger Effective Time, Medtronic shall (and Holdco shall cause Medtronic to), to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Medtronic or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Medtronic or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Medtronic Indemnified Party” and, collectively, the “Medtronic Indemnified Parties” and, collectively with the Covidien Indemnified Parties, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Medtronic Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Merger Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Medtronic or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Medtronic or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement).

(e)

For a period of six years from the Effective Time, Holdco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time maintained by Covidien and its Subsidiaries with respect to matters arising on or before the Effective Time (provided that Holdco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Covidien may purchase at its option prior to the Effective Time, and, in such case, Holdco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Covidien) under Covidien’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Covidien’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to Covidien’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Covidien’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Effective Time, Holdco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Covidien prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(f)	For a period of six years from the Merger Effective Time, Holdco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Merger Effective Time maintained by Medtronic and its Subsidiaries with respect to matters arising on or before the Merger Effective Time (provided that Holdco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Medtronic may purchase at its option prior to the Merger Effective Time, and, in such case, Holdco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Medtronic) under Medtronic’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Medtronic’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Merger Effective Time, is from a carrier with comparable credit ratings to Medtronic’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Medtronic’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Merger Effective Time, Holdco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Medtronic prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(g)	The rights of each Indemnified Party under this Clause 7.3 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organisational Documents of Covidien or any of its Subsidiaries or the Organisational Documents of Medtronic or any of its Subsidiaries, as applicable, any agreement, any insurance policy, the Act (or any other applicable Law) or otherwise. The provisions of this Clause 7.3 shall survive the consummation of the Acquisition and the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Clause 7.3 and shall be entitled to enforce the covenants contained in this Clause 7.3). Holdco shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.3.

(h)	In the event Holdco or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than 50% of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Holdco assume the obligations set forth in this Clause 7.3.

7.4	Employment and Benefit Matters

(a)	For a period of one year following the Effective Time, Holdco shall provide, or shall cause to be provided, to each Covidien Employee (i) base compensation that is no less favourable to such Covidien Employee than the base compensation provided to such Covidien Employee immediately prior to the Effective Time; (ii) an annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) that is no less favorable than such Covidien Employee’s annual cash bonus opportunity (performance metrics and target bonus as a percentage of base compensation) in effect immediately prior to the Effective Time; and (iii) other compensation opportunities and benefits that are substantially comparable, in the aggregate to those provided to such Covidien Employee immediately prior to the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, Holdco shall or shall cause its applicable Subsidiary to, assume, honor and fulfill all Covidien Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended as permitted pursuant to the terms of such Covidien Benefit Plans or as permitted pursuant to Clause 5.1(b)(iii) of this Agreement.

(b)	For purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of Holdco and Medtronic providing benefits to any Covidien Employees after the Effective Time (the “New Plans”), each Covidien Employee shall be credited with his or her years of service with the Covidien Group and its predecessors before the Effective Time, to the same extent as such Covidien Employee was entitled, before the Effective Time, to credit for such service under any similar Covidien Benefit Plan in which such Covidien Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to any benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (A) each Covidien Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Covidien Benefit Plan in which such Covidien Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Covidien Employee, Holdco shall use its commercially reasonable efforts to cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (2) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)	Holdco and Medtronic hereby acknowledge that a “change of control” (or similar phrase) within the meaning of any Covidien Benefit Plan will occur at or prior to the Effective Time, as applicable.

(d)	Medtronic and Covidien agree to the additional matters set forth in Clause 7.4(d) of the Covidien Disclosure Schedule.

(e)	Medtronic and Covidien shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Covidien or any Subsidiary of Covidien in accordance with all applicable Laws and works council or other bargaining agreements, if any.

(f)

Nothing in this Agreement shall confer upon any Covidien Employee any right to continue in the employ or service of Holdco or Medtronic or any Affiliate of Medtronic, or shall interfere with or restrict in any way the rights of Holdco or Medtronic or any affiliate of Medtronic, which rights are hereby expressly reserved, to discharge or terminate the services of any Covidien Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Clause 7.4 shall (x) be deemed or construed to be an amendment or other modification of any Covidien Benefit Plan or employee benefit plan of Holdco or Medtronic, or (y) create any third party rights in any current or former service provider or employee of Holdco, Medtronic, Covidien or any of their respective affiliates (or any beneficiaries or dependents thereof).

7.5	Tax Matters

For U.S. Federal income tax purposes, the Parties agree to treat the Merger and the Scheme as taxable transactions under Section 1001 of the Code. Holdco may, in its sole discretion, cause a timely and irrevocable election under Section 338(g) of the Code (and any corresponding provisions of state or local Tax law) to be made with respect to Covidien and any or all of its Subsidiaries.

7.6	Stock Exchange Listing

Holdco and Medtronic shall use their respective reasonable best efforts to cause (i) the Holdco Shares to be delivered pursuant to the Merger and (ii) all of the Share Consideration to be issued in the Acquisition to be approved for listing on the NYSE, subject only to official notice of issuance, prior to the Effective Date.

7.7	Holdco Board of Directors

Medtronic and the Medtronic Board and Holdco and the Holdco Board shall take all actions necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Holdco Board immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Holdco Board shall be no more than 13, and such board of directors shall upon the Effective Time consist of (i) no more than eleven individuals of the Medtronic Board as of immediately prior to the Effective Time and (ii) two individuals who shall be members of the Covidien Board as of the date of this Agreement, to be selected by the Nominating and Corporate Governance Committee of the Medtronic Board pursuant to the director nomination process set forth in Medtronic’s 2014 proxy statement on Schedule 14A to be filed with the SEC in consultation with Covidien. In the event that, prior to the Effective Time, any designee of Covidien to the Holdco Board is unable to serve on such board of directors, a replacement shall be similarly selected by the Nominating and Corporate Governance Committee of the Medtronic Board from the existing members of the Covidien Board as of the date hereof in consultation with Covidien.

7.8	Financing

(a)	From and after the date hereof, in a timely manner so as not to delay the Completion, the Medtronic Parties shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate, no later than the date the Completion is required to occur pursuant to this Agreement, the Financing. The Medtronic Parties shall keep Covidien informed on a reasonably current basis of the status of their efforts to arrange the Financing, including providing copies of all executed credit agreements and indentures; provided that in no event will the Medtronic Parties be under any obligation to disclose any information that is subject to attorney-client or similar privilege (provided that the Medtronic Parties shall use their respective commercially reasonable efforts to cause any such information to be disclosed in a manner that would not result in the loss of any such privilege).

(b)	Notwithstanding anything contained in this Agreement to the contrary, the Medtronic Parties expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Completion, are not conditioned in any manner upon the Medtronic Parties obtaining the Financing or any other financing.

7.9	Rule 16b-3 Actions

Prior to the Effective Time, Holdco, Covidien and Medtronic shall take all such steps as may be required to cause (a) any disposition of Covidien Shares or Medtronic Shares (including derivative securities with respect to Covidien Shares or Medtronic Shares) resulting from the Acquisition or the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Covidien or Medtronic immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Holdco Shares, Medtronic Shares or Covidien Shares (including derivative securities with respect to Holdco Shares, Medtronic Shares or Covidien Shares) resulting from the Acquisition or the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Holdco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.10	Financing Cooperation

(a)

Until the Completion, Covidien shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, and shall cause its and their respective officers, employees and advisors and other Representatives, including legal and accounting advisors, of Covidien and its Subsidiaries to use their reasonable best efforts, to provide to Medtronic and its Subsidiaries such assistance as may be reasonably requested by Medtronic that is customary in connection with the arranging, obtaining and syndication of the Financing, including using reasonable best efforts with respect to: (i) participating in and assisting with the syndication or other marketing of the Financing, including, but not limited to, (A) the direct participation by the senior management of Covidien in meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and rating agencies, (B) assisting with the preparation of materials for registration statements, offering documents, private placement memoranda, bank information memoranda, prospectuses (collectively, “Marketing Material”) and due diligence sessions related thereto and (C) the delivery of customary authorization letters, confirmations, and undertakings in connection with the Marketing Material; (ii) timely furnishing Medtronic and its Financing Sources with financial and other information (collectively, the “Financing Information”) with respect to business, operations, financial condition, projections and prospects regarding Covidien and its Subsidiaries as may be reasonably requested by Medtronic or its Financing Sources and are customary to assist in preparation of Marketing Material, including all financial statements and financial and other data in respect of Covidien and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K under the Securities Act if the Financing were registered on Form S-1 under the Securities Act, including audits thereof to the extent so required (which audits shall be unqualified); (iii) providing to legal counsel and its independent auditors such documents and other information relating to Covidien and its Subsidiaries as may be reasonably required to enable the delivery of any customary negative assurance opinion and customary comfort letters relating to the Financing; (iv) causing its independent auditors to cooperate with the Financing and using reasonable efforts to obtain the consents of its independent auditors for use of their reports on the audited financial statements of Covidien and to references to such independent auditors as experts in any Marketing Material and registration statements and related government filings filed or used in connection with the Financing; (v) obtaining Covidien’s independent auditors’ customary comfort letters and assistance with the due diligence activities of the Financing Sources; (vi) ensuring that the Financing benefits from the existing lender relationships of Covidien and its Subsidiaries; (vii) executing and delivering the definitive documentation in connection with the Financing to which any member of the Covidien Group is a party; (viii) taking such actions that are reasonably requested by Medtronic or its Financing Sources to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Financing; (ix) providing documents reasonably requested by Medtronic or the Financing Sources relating to the repayment, refinancing or amendment of any indebtedness or other obligations of Covidien or any of its Subsidiaries to be repaid, refinanced or otherwise amended on the Completion

Date and the release of related liens and/or guarantees effected thereby, including customary payoff letters and (to the extent required) evidence that notice of any such repayment has been timely delivered to the holders of such indebtedness, in each case in accordance with the terms of the definitive documents governing such indebtedness; (x) procuring consents to the reasonable use of all of Covidien’s logos in connection with the Financing; and (xi) providing such documentation and other information about Covidien and its Subsidiaries as is reasonably requested in writing by Medtronic in advance of the Completion Date in connection with the Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT ACT; provided that (A) none of Covidien nor any of its Subsidiaries shall be required to (i) pay any commitment or other fee or incur any liability (other than third-party costs and expenses that are to be promptly reimbursed by Medtronic upon request by Covidien under Clause 7.10(b)) in connection with the Financing prior to the Completion Date, or (ii) without limitation of the foregoing, execute any definitive financing documents (except customary secretary and officer certificates or similar customary certificates, which will not be effective prior to the Completion Date, and the authorization letter delivered pursuant to the foregoing clause (i)(C)) prior to the Completion Date or any other agreement, certificate, document or instrument that would be effective prior to the Completion Date, (B) the Covidien Board and officers of Covidien and the directors and officers of the Subsidiaries of Covidien shall not be required prior to the Completion Date to (i) adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained or (ii) take any corporate actions to permit the consummation of the Financing, and (C) nothing in this Clause 7.10(a) shall require cooperation to the extent that it would interfere unreasonably with the business or operations of Covidien or its Subsidiaries. Medtronic shall cause all non-public or other confidential information provided by or on behalf of Covidien or any of its Subsidiaries or Representatives pursuant to this Clause 7.10 to be kept confidential in accordance with the Confidentiality Agreement.

(b)	Medtronic shall, promptly upon request by Covidien, reimburse Covidien for all reasonable and documented third-party out-of-pocket costs and expenses (including attorneys’ fees) incurred by Covidien in connection with such cooperation and shall indemnify and hold harmless Covidien, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, expenses (including attorneys’ fees), interest, judgments and penalties suffered or incurred by them in connection with this Clause 7.10 (other than to the extent resulting from (x) information provided by Covidien or its Subsidiaries in accordance with the terms hereof to the extent such information, as provided, is inaccurate or misleading or (y) Covidien’s or its Subsidiaries’ or Representatives’ willful misconduct or gross negligence).

7.11	Creation of Distributable Reserves

(a)	Unless Medtronic and Covidien otherwise agree, (i) Medtronic shall use its reasonable best efforts to submit to the vote of the Medtronic Shareholders at the Medtronic Shareholders Meeting a resolution (the “Medtronic Distributable Reserves Resolution”) to approve the reduction of the share premium of Holdco to allow the creation of distributable reserves of Holdco (the “Holdco Distributable Reserves Creation”) and (ii) Covidien shall use its reasonable best efforts to submit to the vote of the Covidien Shareholders at the EGM a resolution to approve the reduction of share premium of Holdco to allow the Holdco Distributable Reserves Creation (the “Covidien Distributable Reserves Resolution”).

(b)	The Parties agree that none of the approval of the Medtronic Distributable Reserves Resolution, the approval of the Covidien Distributable Reserves Resolution or the implementation of the Holdco Distributable Reserves Creation shall be a condition to the Parties’ obligation to effect the Acquisition or the Merger.

(c)	Subject to approval of the Covidien Distributable Reserves Resolution by the Covidien Shareholders and the Medtronic Distributable Reserves Resolution by the Medtronic Shareholders, Medtronic and Holdco shall:

(i)	prior to Completion, procure the passing of a resolution of the shareholders of Holdco providing for the reduction of share capital of Holdco in order to allow an application to be made under section 72 of the Act to the High Court to allow for the Holdco Distributable Reserves Creation; and

(ii)	as promptly as reasonably practicable following Completion, prepare and file an application to the High Court for an order pursuant to the Act approving the Holdco Distributable Reserves Creation.

7.12	Certain Holdco Shareholder Resolutions

Prior to Completion, Medtronic and Holdco shall procure the passing of resolutions of the shareholders of Holdco providing for:

(a)	the reregistration of Holdco as a public limited company;

(b)	to the extent necessary, the acquisition of the ordinary shares of Holdco denominated in euro; and

(c)	the ability to purchase its own shares and reissue of treasury shares.

7.13	Medtronic Parties’ Obligations

Medtronic agrees that, prior to Completion, it will (i) cause each other Medtronic Party to perform its obligations under this Agreement in accordance with the terms hereof and (ii) be responsible for any liability of each Medtronic Party under this Agreement (it being agreed that Medtronic shall not be deemed in breach of clause (i), or be responsible for any liability referred to in clause (ii), in the case of a breach by Holdco caused by actions knowingly taken prior to Completion by Holdco directors who are Representatives of Covidien, which actions are known by them to be contrary to Medtronic’s instructions).

7.14	Transaction Litigation

If there is any shareholder litigation against any Party or its directors or executive officers relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement, such Party shall consult and cooperate with the other Parties in the defence or settlement of such shareholder litigation (other than any litigation or settlement where the interests of Covidien or any of its Affiliates are adverse to those of any Medtronic Party or any of their respective Affiliates), and each Party agrees that it will not settle or compromise any such litigation without the written consent of all Parties (such consent not to be unreasonably withheld, conditioned or delayed), provided that the foregoing obligations (a) shall be subject to any fiduciary duties of the board of directors of the Party with respect to which such litigation is brought or of any of its Affiliates and (b) shall not apply (i) in the case of such litigation with respect to Covidien, if the Covidien Board has made a Covidien Change of Recommendation, and (ii) in the case of such litigation with respect to Medtronic, if the Medtronic Board has made a Medtronic Change of Recommendation. In the event of, and to the extent of, any conflict or overlap between the provisions of this Clause 7.14 and Clause 5.1, Clause 5.2 or Clause 7.2, the provisions of this Clause 7.14 shall control.

7.15	Dividends

After the date of this Agreement, each of Covidien and Medtronic shall coordinate with the other on the payment of dividends with respect to Covidien Shares and Medtronic Shares and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Covidien Shares and

Medtronic Shares shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their Covidien Shares or Medtronic Shares or any Holdco Shares that any such holder receives in connection with the Acquisition or Merger.

8.	COMPLETION OF ACQUISITION AND MERGER

8.1	Completion

(a)	Completion Date

(i)	Completion shall take place at 9:00 a.m., New York City time, on a date to be selected by Medtronic in consultation with Covidien as promptly as reasonably practicable following, but not later than the third Business Day (or such shorter period of time as remains before 5:00 p.m., New York City time, on the End Date) after, the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) with the exception of Condition 2(d) (delivery and registration of the Court Order and a copy of the minute required by Section 75 of the Act) (but subject to the satisfaction of such Condition) or at such other date and/or time as may be mutually agreed to by Medtronic and Covidien in writing, it being agreed that, if reasonably practicable, Completion shall take place on the date that Condition 2(c) is satisfied.

(ii)	Completion shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 or at such other place as may be mutually agreed to by Medtronic and Covidien in writing.

(b)	On or prior to Completion:

(i)	Covidien shall procure that a meeting of the Covidien Board (or a duly authorised committee thereof) is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

(A)	the allotment and issue to Holdco and IrSub (and/or their respective nominees) in accordance with the Scheme of the number of new shares in the capital of Covidien provided for in the Scheme;

(B)	the removal of the directors of Covidien as Medtronic shall determine; and

(C)	the appointment of such persons as Medtronic may nominate as the directors of Covidien.

(ii)	Covidien and Medtronic shall procure the consummation of the steps set out on Schedule 8.1(b)(ii) in accordance therewith; provided, however, that Medtronic shall have the right to implement reasonable modifications to the steps set forth in such exhibit, subject to the prior written consent of Covidien (which consent shall not be unreasonably delayed, conditioned or withheld).

(c)	On Completion:

(i)	In respect of each Covidien Share subject to the Scheme:

(A)	Holdco and IrSub shall pay their respective portions of the Cash Consideration to the applicable Covidien Shareholders (and/or their nominees); and

(B)

Holdco shall issue 0.956 (the “Exchange Ratio”) of a Holdco Share (the “Share Consideration” and, together with the Cash Consideration and any cash in lieu of Fractional Entitlements due to a Covidien Shareholder, the “Scheme Consideration”) to the applicable Covidien Shareholders (and/or their nominees), which Share Consideration shall be duly authorised, validly issued, fully paid and non-assessable and free of Liens and pre-emptive rights; provided, however, that no fractions of Holdco Shares (the “Fractional

Entitlements”) shall be issued by Holdco to the Covidien Shareholders under this Clause 8.1(c)(i)(B), and all Fractional Entitlements that would otherwise have been due to any Covidien Shareholders shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to such Covidien Shareholders in accordance with the Fractional Entitlements to which they would otherwise have been entitled; in each case, in accordance with the terms and conditions of the Scheme; and

(ii)	Covidien shall deliver to Holdco:

(A)	a certified copy of the resolutions referred to in Clause 8.1(b)(i);

(B)	letters of resignation from the directors that are removed from Covidien in accordance with Clause 8.1(b)(i)(B) (each such letter containing an acknowledgement that such resignation is without any claim or right of action of any nature whatsoever outstanding against Covidien or the Covidien Group or any of their officers or employees for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever in respect of the removal); and

(C)	share certificates in respect of the aggregate number of shares in the capital of Covidien to be issued to Holdco and IrSub (and/or its nominees) in accordance with the Scheme.

(iii)	Covidien shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme.

(iv)	Medtronic and Holdco shall cause the Holdco Memorandum and Articles of Association to be amended and restated in their entirety in such form as the Parties, acting reasonably, mutually agree (including passing appropriate resolutions for this purpose).

(d)	Exchange of Covidien Shares

(i)	Exchange Agent. On or immediately after the Completion, Holdco and IrSub, as the case may be, shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Covidien Shareholders, (A) certificates or, at Holdco’s option, evidence of shares in book entry form representing the aggregate Share Consideration, (B) cash in an amount equal to the aggregate amount of Cash Consideration and (C) cash in an amount equal to the aggregate amount of cash in lieu of Fractional Entitlements due to the Covidien Shareholders. All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Covidien Exchange Fund”.

(ii)	Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in any event within five Business Days after the Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of a Covidien Share, entitled to receive the Scheme Consideration pursuant to Clause 8.1(c)(i), a letter of transmittal and instructions for use in receiving payment of the Scheme Consideration. Each holder of record of such Covidien Shares shall be entitled to receive, within 14 days of the Effective Time: (a) the amount of cash payable in respect of the Cash Consideration that such holder has the right to receive pursuant to Clause 8.1(c)(i)(A) plus the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Clause 8.1(c)(i)(B) and (b) that number of Holdco Shares into which such holder’s Covidien Shares were converted pursuant to Clause 8.1(c)(i)(B). No interest shall be paid or shall accrue for the benefit of holders of the Covidien Shares on the Scheme Consideration payable in respect of the Covidien Shares.

(iii)	Termination of Covidien Exchange Fund. Following the completion of the exchange procedures set forth in Clause 8.1(d)(iii), any portion of the Exchange Fund which has not been transferred to the holders of Covidien Shares shall be delivered to Holdco or its designee(s) promptly upon demand by Holdco, it being understood that no such delivery shall affect any legal right that a Covidien Shareholder may have to receive the Scheme Consideration.

(iv)	No Liability. None of the Medtronic Merger Parties, Medtronic or Covidien or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Scheme Consideration (or dividends or distributions with respect thereto) from the Covidien Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(v)	Withholding. Holdco, IrSub and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of a Covidien Share subject to the Scheme such amounts as Holdco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

8.2	Merger

(a)	Completion of Merger. The Merger shall be conditioned only upon the consummation and implementation of the Scheme and the Acquisition. On Completion, subject to the terms and conditions set forth herein, and in accordance with the MBCA and the MLLCA and the plan of merger set forth in this Agreement, MergerSub shall be merged with and into Medtronic at the Merger Effective Time. Following the Merger, the separate existence of MergerSub shall cease and Medtronic shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each outstanding share of the Surviving Corporation shall be owned by U.S. AcquisitionCo and the Surviving Corporation shall become an indirect, wholly owned subsidiary of Holdco.

(b)	Merger Effective Time. Subject to the provisions of this Agreement, articles of merger satisfying the applicable requirements of the MBCA and the MLLCA shall be duly executed by Medtronic and MergerSub and as soon as practicable following the Effective Time shall be filed on the Completion Date with the Secretary of State of the State of Minnesota (the “Articles of Merger”). The Merger shall become effective at the time of the filing of the Articles of Merger with the Secretary of State of the State of Minnesota or at such later time as may be designated jointly by Medtronic and Covidien and specified in such Articles of Merger; provided that the Merger shall become effective immediately following the effectiveness of the Scheme, to the fullest extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

(c)	Effects of the Merger. At and after the Merger Effective Time, the Merger will have the effects set forth in the Articles of Merger, the MBCA and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate existence of MergerSub shall cease and all the property, rights, privileges, powers and franchises of Medtronic and MergerSub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Medtronic and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

(d)	Governing Documents. The Articles of Incorporation of the Surviving Corporation shall be amended as of the Merger Effective Time so as to read in their entirety substantially as set forth on Exhibit 8.2(d).

(e)	Officers and Directors. From and after the Merger Effective Time, (i) the officers of Medtronic immediately before the Merger Effective Time shall be the officers of the Surviving Corporation from and after the Merger Effective Time and (ii) the governors of MergerSub immediately before the Merger Effective Time shall be the directors of the Surviving Corporation from and after the Merger Effective Time.

(f)	Effect on Capital Stock and Membership Interests. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective equityholders:

(i)	Conversion of Medtronic Common Stock. Each Medtronic Share issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive (A) one Holdco Share from, or at the direction of, MergerSub and (B) any cash in lieu of Fractional Entitlements due to a Medtronic Shareholder in accordance with the proviso to this Clause 8.2(f)(i) (the “Merger Consideration”); provided, however, that no Fractional Entitlements shall be due to any Medtronic Shareholders under this Clause 8.2(f)(i), and all Fractional Entitlements that would otherwise have been due to any Medtronic Shareholders shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to such Medtronic Shareholders in accordance with the Fractional Entitlements to which they would otherwise have been entitled. As a result of the Merger, at the Merger Effective Time, each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Medtronic Shares (the “Medtronic Certificates”) and each holder of record of a non-certificated outstanding Medtronic Share represented by book entry (“Medtronic Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the Medtronic Shares represented by such Medtronic Certificate or Medtronic Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be delivered in accordance with Clause 8.2(g).

(ii)	MergerSub Membership Interests. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, all membership interests in MergerSub issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into 100 fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and all of which shall be held by U.S. AcquisitionCo.

(iii)	Cancellation of Holdco Shares. Each Holdco Subscriber Share in existence immediately prior to the Merger Effective Time shall immediately following the Effective Time be acquired by Holdco for nil consideration under the Companies (Amendment) Act 1983.

(iv)	Medtronic-Owned Shares. Each Medtronic Share held by Medtronic as treasury stock or owned by Medtronic immediately prior to the Merger Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(g)	Exchange of Certificates and Book Entry Shares.

(i)	Exchange Agent. At the Merger Effective Time, MergerSub shall deposit (or cause to be deposited) with the Exchange Agent, (A) certificates or, at Holdco’s option, evidence of shares in book entry form, representing the aggregate number of Holdco Shares that the Medtronic Shareholders have the right to receive pursuant to Clause 8.2(f)(i)(A) and (B) the aggregate amount of cash payable in lieu of any Fractional Entitlements that such Medtronic Shareholders have the right to receive pursuant to Clause 8.2(f)(i)(B). All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Medtronic Exchange Fund”.

(ii)

Exchange Procedures. As soon as reasonably practicable after the Merger Effective Time, and in any event within five Business Days after the Merger Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of a Medtronic Certificate and to each holder of record of a Medtronic Book Entry Share, which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Clause 8.2(f)(i), (A) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Medtronic Certificates shall pass, only upon delivery of the Medtronic Certificates to the Exchange Agent or, in the case of Medtronic Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of the Medtronic Certificates and Medtronic Book Entry Shares, as applicable, in exchange for payment of the Merger Consideration therefor. Upon surrender of Medtronic

Certificates or Medtronic Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Medtronic Certificates or Medtronic Book Entry Shares (as applicable) shall be entitled to receive in exchange therefor: (1) that number of Holdco Shares into which such holder’s Medtronic Shares represented by such holder’s properly surrendered Medtronic Certificates or Medtronic Book Entry Shares (as applicable) were converted pursuant to Clause 8.2(f)(i), and the Medtronic Certificates or Medtronic Book Entry Shares (as applicable) so surrendered shall forthwith be cancelled, and (2) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.2(g)(viii)) equal to the sum of (x) the amount of any cash dividends or other distributions that such holder has the right to receive pursuant to Clause 8.2(g)(iv) and (y) the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Clause 8.2(f)(i)(B). No interest shall be paid or shall accrue for the benefit of holders of the Medtronic Certificates or Medtronic Book Entry Shares on the Merger Consideration payable in respect of the Medtronic Certificates or Medtronic Book Entry Shares.

(iii)	Transferred Certificates; Lost, Stolen or Destroyed Certificates. If payment or issuance of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Medtronic Certificate is registered, it shall be a condition of payment or issuance that the Medtronic Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other taxes required by reason of the payment or issuance of the Merger Consideration to a person other than the registered holder of the Medtronic Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable. In the event that any Medtronic Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Medtronic Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Medtronic Certificate the applicable Merger Consideration payable in respect of the Medtronic Shares represented by the Medtronic Certificate pursuant to this Clause 8.2.

(iv)	Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Holdco Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Medtronic Certificate or Medtronic Book Entry Shares (as applicable) with respect to the Medtronic Shares represented thereby until such Medtronic Certificate or Medtronic Book Entry Shares (as applicable) has been surrendered in accordance with this Clause 8.2. Subject to applicable Law and the provisions of this Clause 8.2, following surrender of any such Medtronic Certificate or Medtronic Book Entry Shares (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, in addition to the Merger Consideration, (A) at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Holdco Shares with a record date on or after the date of the Merger Effective Time but on or prior to the date of this surrender and with a payment date subsequent to surrender.

(v)

No Further Ownership Rights in Medtronic Shares. Until surrendered as contemplated hereby, each Medtronic Certificate or Medtronic Book Entry Share shall, after the Merger Effective Time, represent for all purposes only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Clause 8.2, the issuance or payment of which shall be deemed to be the satisfaction in full of all rights pertaining to Medtronic converted in the Merger.

At the Merger Effective Time, the stock transfer books of Medtronic shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Medtronic Shares which were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Medtronic Certificates or Medtronic Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Clause 8.2.

(vi)	Termination of Medtronic Exchange Fund. Any portion of the Medtronic Exchange Fund which has not been transferred to the holders of Medtronic Certificates or Medtronic Book Entry Shares (as applicable) as of the six-month anniversary of the Merger Effective Time shall be delivered to Holdco or its designee, upon demand. Any holder of Medtronic Certificates or Medtronic Book Entry Shares (as applicable) who has not complied with this Clause 8.2 prior to the six-month anniversary of the Merger Effective Time shall thereafter look only to Holdco for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(vii)	No Liability. None of the Medtronic Merger Parties, Medtronic or Covidien or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Holdco Shares (or dividends or distributions with respect thereto) from the Medtronic Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(viii)	Withholding. MergerSub and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Medtronic Shares immediately prior to the Merger Effective Time such amounts as MergerSub or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

8.3	Medtronic Share Awards

(a)	The Medtronic Board or the appropriate committee thereof shall take all action necessary so that:

(i)	Each option or stock appreciation right to acquire Medtronic Shares or to receive a cash payment based on the value thereof granted under any Medtronic Share Plan (a “Medtronic Share Option”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an option or stock appreciation right based on Medtronic Shares and shall be converted, at the Effective Time, into an option or stock appreciation right, on the same terms and conditions as were applicable under the Medtronic Share Option (but taking into account any changes thereto provided for in the applicable Medtronic Share Plan, in any applicable award agreement or in such option and any restrictions on replicating such terms and conditions under Irish Law), based on that number of Holdco Shares equal to the number of Medtronic Shares subject to such Medtronic Share Option immediately prior to the Effective Time, at a price per share equal to the per share exercise price specified in such Medtronic Share Option immediately prior to the Effective Time;

(ii)	Each issued and outstanding Medtronic Share subject to vesting or other lapse restrictions pursuant to the Medtronic Share Plans immediately prior to the Effective Time (a “Restricted Medtronic Share”) shall, as of the Effective Time, cease to represent a right to acquire a Medtronic Share and shall be converted into the right to receive a Holdco Share, subject to the same terms and conditions (including vesting and other lapse restrictions to the extent that they may be replicated having regard to any applicable restrictions under Irish Law) as were applicable to the Restricted Medtronic Share in respect of which it was issued; and

(iii)	Each stock-based award, other than a Medtronic Share Option or Restricted Medtronic Share (“Other Medtronic Share-Based Awards”), granted under any Medtronic Share Plan and outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an award based on Medtronic Shares and shall be converted into an award based on a number of Holdco Shares equal to the number of Medtronic Shares covered by such Other Medtronic Share-Based Award, provided that such a converted stock-based right or award shall be subject to the same terms and conditions (including the vesting terms, to the extent that they may be replicated having regard to any applicable restrictions under Irish Law) as were applicable to such Other Medtronic Share-Based Award in respect of which it was issued.

(b)	As soon as practicable after the Effective Time, Holdco shall deliver to the holders of Medtronic Share Options, Restricted Medtronic Shares and Other Medtronic Share-Based Awards appropriate notices setting forth such holders’ rights pursuant to the Medtronic Share Plans, and the agreements evidencing the grants of such Medtronic Share Options, Restricted Medtronic Shares and Other Medtronic Share-Based Awards, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Clause 8.3 after giving effect to the Merger and the assumption by Holdco as set forth above).

(c)	Holdco shall take all corporate action necessary to reserve for issuance a sufficient number of Holdco Shares for delivery with respect to Medtronic Share Options, Restricted Medtronic Shares and Other Medtronic Share-Based Awards assumed by it in accordance with this Clause 8.3. If requested by Medtronic prior to the Effective Time, Holdco shall, no later than the tenth day following the Effective Date, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Holdco Shares subject to such Medtronic equity awards. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Holdco shall administer the Medtronic Share Plans assumed pursuant to this Clause 8.3 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable Medtronic Share Plan complied with such rule prior to the Merger.

9.	TERMINATION

9.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time (except as otherwise provided below):

(i)	by either Covidien or Medtronic, if:

(A)	the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; or

(B)	the Medtronic Shareholders Meeting shall have been completed and the Medtronic Shareholder Approval shall not have been obtained;

(ii)	by either Covidien or Medtronic, if the Effective Time shall not have occurred by 5:00 p.m., New York City time, on the End Date, provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(ii) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of the failure of the Effective Time to have occurred by such time;

(iii)	by either Covidien or Medtronic, if the High Court declines or refuses to sanction the Scheme, unless both Parties agree in writing that the decision of the High Court shall be appealed;

(iv)	by either Covidien or Medtronic, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition or the Merger and such injunction shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(iv) shall not be available to a Party whose breach of any provision of this Agreement shall have been the primary cause of such injunction;

(v)	by Covidien, if any Medtronic Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or if any of its representations or warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a failure of Conditions 1, 2, 3 or 5, and (2) is not reasonably capable of being cured by the End Date or, if curable, Covidien shall have given Medtronic written notice, delivered at least 30 days prior to such termination, stating Covidien’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(v) and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured within 30 days following the delivery of such written notice;

(vi)	by Medtronic, if Covidien shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement or if any of its representations or warranties set forth in this Agreement are inaccurate, which breach, failure to perform or inaccuracy (1) would result in a failure of a Condition set forth in Conditions 1, 2, 3 or 4 and (2) is not reasonably capable of being cured by the End Date or, if curable, Medtronic shall have given Covidien written notice, delivered at least 30 days prior to such termination, stating Medtronic’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(vi) and the basis for such termination and such breach, failure to perform or inaccuracy shall not have been cured within 30 days following the delivery of such written notice;

(vii)	by Covidien, pursuant to and in accordance with Clause 5.3(i)(i);

(viii)	by either Covidien or Medtronic, in the event of a failure of Condition 3(h); or

(ix)	by mutual written consent of Covidien and Medtronic.

(b)	Termination of this Agreement in accordance with Clause 9.1(a) shall not give rise to any liability of the Parties except as provided in the Expenses Reimbursement Agreement, in the proviso to Clause 9.1(c) or in Clause 9.2. Clause 10 (other than Clauses 10.1 and 10.11) of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

(c)	Upon:

(i)	Medtronic becoming entitled to a Medtronic Reimbursement Payment, neither Covidien nor any of its Representatives or shareholders shall have any further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay Medtronic Reimbursement Payments pursuant to the Expenses Reimbursement Agreement), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Medtronic, its Representatives or its shareholders; or

(ii)

Covidien becoming entitled to the Reverse Termination Payment, none of the Medtronic Parties nor any of their Representatives or shareholders shall have any further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay the Reverse Termination Payment), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to any of the Covidien Parties or their Representatives or shareholders. Notwithstanding anything to the contrary contained herein, none of the Covidien Parties or their Representatives or shareholders (other than, for the avoidance of doubt, any Medtronic Parties party to any agreements with the Financing Sources) shall have any rights or claims against any Financing Source in connection with this Agreement, the Acquisition, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any of the Covidien Parties or their Representatives or shareholders (other than, for the avoidance of doubt, any Medtronic Parties party to any agreements with the Financing

Sources) in connection with this Agreement, the Acquisition, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Acquisition, the foregoing will not limit the rights of any parties under any agreements with the Financing Sources. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortuous nature (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 9.1(c)(ii) and shall be entitled to the protections of the provisions contained in this Clause 9.1(c)(ii) as if they were a party to this Agreement);

provided, however, that nothing herein shall release any Party from liability for Willful Breach, for fraud or as provided for in the Confidentiality Agreement.

(d)	For the avoidance of doubt, termination of this Agreement shall be without prejudice to the provisions of the Expenses Reimbursement Agreement.

9.2	Certain Effects of Termination

In the event of a Specified Termination, then Medtronic shall pay to Covidien $850,000,000 (the “Reverse Termination Payment”) in cleared, immediately available funds as promptly as possible (but in any event within three Business Days) thereafter.

“Specified Termination” means a termination of this Agreement pursuant to Clause 9.1(a)(i)(B), if (1) a Medtronic Change of Recommendation shall have occurred and (2) either (x) Conditions 2(a) and 2(b) shall have both been satisfied at the time of such termination or (y) Medtronic shall have effected such termination prior to the time that the Court Meeting and the EGM shall have been completed.

10.	GENERAL

10.1	Announcements

Subject to the requirements of applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC, the rules of the NYSE or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Acquisition, the Scheme, the Merger or this Agreement. Medtronic and Covidien shall give each other a reasonable opportunity to review and comment upon any such public announcement and shall not issue any such public announcement prior to such consultation, except as may be required by applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC, the rules of the NYSE or any Relevant Authority (including, without limitation, the Panel). For the avoidance of doubt, the provisions of this Clause 10.1 do not apply to (a) any announcement, document or publication in connection with a Covidien Alternative Proposal or Covidien Superior Proposal or a change in the Scheme Recommendation or any amendment to the terms of the Scheme proposed by Medtronic that would effect an increase in the Scheme Consideration whether before or after a withdrawal or adverse modification of the Scheme Recommendation or (b) any announcement, document or publication in connection with a Medtronic Alternative Proposal or Medtronic Superior Proposal or a change in the Medtronic Recommendation.

10.2	Notices

(a)	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:

(i)	if to Medtronic, to:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Fax: (763) 572-5459

Attention: General Counsel

with copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Fax: (212) 225-3999

Attention: Victor I. Lewkow

                  Matthew P. Salerno

and

A & L Goodbody

1 North Wall Quay

International Financial Services Centre

Dublin 1, Ireland

Fax: +353 (0) 1 649 2649

Attention: Cian McCourt

(ii)	if to Covidien, to:

Covidien plc

1st Floor, 20 on Hatch

Lower Hatch Street

Dublin 2, Ireland

Fax: +353 (0) 1 438 1798

Attention: General Counsel

and

Covidien

15 Hampshire Street

Mansfield, MA 02048

Fax: (508) 261-8544

Attention: General Counsel

with copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax: (212) 403-2000

Attention: Adam O. Emmerich

                  Benjamin M. Roth

                  Victor Goldfeld

and

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2, Ireland

Fax: +353 (0) 1 618 0618

Attention: Brian O’Gorman

                 Geoff Moore

                 Stephen Ranalow

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 10.2.

(b)	Any notice or document shall be deemed to have been served:

(i)	if delivered by overnight delivery or by hand, at the time of delivery; or

(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been served at 9:00 a.m. (addressee’s local time) on the next Business Day).

10.3	Assignment

Neither Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other Party; provided that Medtronic may assign any or all of its rights and interests hereunder to one or more of its Subsidiaries, provided the prior consent in writing has been obtained from the Panel in respect of such assignment, but no such assignment shall relieve Medtronic of its obligations hereunder.

10.4	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

10.5	Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that, following approval by the Covidien Shareholders or the Medtronic Shareholders, there shall be no amendment to the provisions hereof which by applicable Law would require further approval by the Covidien Shareholders or the Medtronic Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law. Notwithstanding anything to the contrary herein, this Clause 10.5 and Clauses 9.1(c)(ii), 10.13(c) and 10.13(d) may not be amended, supplemented, waived or otherwise modified in any manner adverse to the Financing Sources without the prior written consent of the Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.5 and shall be entitled to the protections of the provisions contained in this Clause 10.5 as if they were a party to this Agreement).

10.6	Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Expenses Reimbursement Agreement and any documents delivered by Medtronic and Covidien in connection herewith (including the Medtronic Disclosure Schedule and the Covidien Disclosure Schedule), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Medtronic and Covidien with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement.

10.7	Inadequacy of Damages

Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

10.8	Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9	Severability

(a)	If any term, provision, covenant or condition of this Agreement or the Acquisition is held by a court of competent jurisdiction or other Relevant Authority to be invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement or, as appropriate, the terms and conditions of the Acquisition, so as to effect the original intent of the parties as closely as possible in an equitable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible in accordance with applicable law. Notwithstanding the foregoing, the Parties intend that the remedies and limitations thereon contained in this Agreement (including, without limitation, Clauses 9.1(b), 9.1(c), 9.1(d) and 9.2) and the Expenses Reimbursement Agreement shall be construed as integral parts of the transactions contemplated hereby and thereby and therefore shall not be severable in any manner that increases or decreases a Party’s liability or obligations hereunder or thereunder.

(b)	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

(i)	The legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(ii)	The legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

10.10	No Partnership and No Agency

(a)	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other co-operative entity between any of the Parties.

(b)	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, either Party the agent of the other Party for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of the other Party to this Agreement.

10.11	Further Assurance

Without limitation to the provisions of this Agreement, the Parties will, and will procure that each member of their respective Groups will, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Acquisition or the Merger or carry out the purposes of this Agreement.

10.12	Costs and Expenses

Save for:

(a)	the Panel’s document review fees (which shall be borne and discharged 70% by Medtronic and 30% by Covidien); and

(b)	the costs of, and associated with, the filing, printing, publication and posting of the Joint Proxy Statement and the Form S-4 and any other materials required to be posted to Covidien Shareholders or Medtronic Shareholders pursuant SEC rules or the Takeover Rules, and the filing fees incurred in connection with notifications with any Relevant Authorities under any Antitrust Laws (which shall each be borne and discharged 70% by Medtronic and 30% by Covidien);

each Party shall pay its own costs and expenses of and incidental to this Agreement, the Acquisition, the Merger and all other transactions contemplated hereby, except as otherwise provided in this Agreement.

10.13	Governing Law and Jurisdiction

(a)	This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York; provided, however, that (i) the Acquisition and the Scheme and matters related thereto (including matters related to the Takeover Rules) shall, to the extent required by the Laws of Ireland, and the interpretation of the duties of directors of Covidien shall, be governed by, and construed in accordance with, the Laws of Ireland and (ii) the Merger and matters related thereto shall, to the extent required by the Laws of the State of Minnesota, and the interpretation of the duties of directors of Medtronic shall, be governed by, and construed in accordance with, the Laws of the State of Minnesota.

(b)	Each of the Parties irrevocably agrees that the state and federal courts sitting in the Borough of Manhattan, New York, New York, and any appellate courts therefrom are to have exclusive jurisdiction to settle any Action arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts and waives, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court. Any Action arising out of or in connection with this Agreement shall therefore be brought in the state and federal courts sitting in the Borough of Manhattan, New York, New York, and any appellate courts therefrom. Notwithstanding the forgoing, the Scheme and matters related to the sanction thereof shall be subject to the jurisdiction of the Irish High Court and any appellate courts therefrom.

(c)

Each of the Parties hereto acknowledges and irrevocably agrees (i) that any Action (whether at Law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, this Agreement, any of the transactions contemplated by this Agreement, the Financing or the performance of services thereunder or related thereto against any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court therefrom and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (v) that any such Action shall be governed by, and construed in accordance with, the Laws of the State of New York (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13(c) and shall be entitled to enforce the provisions contained in this Clause 10.13(c) as if they were a party to this Agreement).

(d)	EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM), INCLUDING IN ANY ACTION AGAINST ANY FINANCING SOURCE IN ITS CAPACITY AS SUCH, INCLUDING BUT NOT LIMITED TO ANY ACTION DESCRIBED IN CLAUSE 10.13(c)(i) IN ANY SUCH COURT DESCRIBED IN CLAUSE 10.13(c)(i) (IT BEING EXPRESSLY AGREED THAT THE FINANCING SOURCES IN THEIR CAPACITIES AS SUCH SHALL BE THIRD PARTY BENEFICIARIES OF THIS CLAUSE 10.13(d) AND SHALL BE ENTITLED TO ENFORCE THE PROVISIONS CONTAINED IN THIS CLAUSE 10.13(d) AS IF THEY WERE A PARTY TO THIS AGREEMENT).

10.14	Third Party Beneficiaries

Except:

(a)	as provided in Clause 7.3;

(b)	as provided in Clause 7.10(b);

(c)	as provided in Clause 9.1(c);

(d)	as provided in Clause 10.5;

(e)	as provided in Clause 10.13(c); and

(f)	as provided in Clause 10.13(d);

this Agreement is not intended to confer upon any person other than Covidien and the Medtronic Parties any rights or remedies under or by reason of this Agreement.

10.15	Non Survival of Representations and Warranties

None of the representations and warranties in this Agreement shall survive the Completion or the termination of this Agreement.

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

GIVEN under the common seal

of COVIDIEN PUBLIC LIMITED COMPANY

/s/ José E. Almeida
Name: José E. Almeida Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of

MEDTRONIC, INC. by its authorised signatory:

/s/ Omar Ishrak
Name: Omar Ishrak
Title: Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

GIVEN under the common seal
of KALANI I LIMITED

/s/ Robert Ten Hoedt Name: Robert Ten Hoedt
Title: Director

/s/ Anthony McQuillan Name: Anthony McQuillan
Title: Director

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

GIVEN under the common seal
of MAKANI II LIMITED

/s/ Robert Ten Hoedt Name: Robert Ten Hoedt
Title: Director

/s/ Anthony McQuillan Name: Anthony McQuillan
Title: Director

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of

AVIATION ACQUISITION CO, INC. by its authorised signatory:

/s/ Gary L. Ellis
Name:	Gary L. Ellis
Title:	Chief Financial Officer

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of

AVIATION MERGER SUB, LLC by its authorised signatory:

/s/ Gary L. Ellis
Name: Gary L. Ellis
Title: Chief Manager

[Signature Page to Transaction Agreement]

EXHIBIT 8.2(d) TO TRANSACTION AGREEMENT

ARTICLES OF INCORPORATION

OF

MEDTRONIC, INC.

ARTICLE ONE

The name of the Company is Medtronic, Inc. (the “Company”).

ARTICLE TWO

The address of the registered office of the Company in the State of Minnesota is to be located at 710 Medtronic Parkway, Minneapolis, Minnesota.

ARTICLE THREE

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Minnesota Business Corporation Act (the “MBCA”).

ARTICLE FOUR

Section 1. Authorized Shares. The total number of shares of capital stock that the Company has authority to issue is one thousand (1,000) shares, which will be designated common stock, par value $0.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the Company.

Section 2. No Preemptive Rights. No shares of any class or series of the Company shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the Company now or hereafter authorized or issued.

Section 3. No Cumulative Voting Rights. There shall be no cumulative voting by the shareholders of the Company.

Section 4. Written Action by Shareholders. An action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present. The written action is effective when it has been signed, or consented to by authenticated electronic communication, by the required shareholders, unless a different effective time is provided in the written action.

ARTICLE FIVE

Section 1. Number of Directors. The number of directors that shall constitute the board of directors of the Company (the “Board of Directors”) shall be fixed exclusively from time to time by resolution adopted by the affirmative vote of a majority of the directors then in office.

Section 2. Written Action by Directors. Any action required or permitted to be taken at a meeting of the Board of Directors may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors.

ARTICLE SIX

The board of directors of the Company (the “Board of Directors”) may from time to time adopt, amend or repeal the Bylaws of the Company (the “Bylaws”), subject to the power of the shareholders to adopt any Bylaws or to amend or repeal any Bylaws adopted, amended or repealed by the Board of Directors.

ARTICLE SEVEN

To the fullest extent that the MBCA as it exists on the date hereof or as it may hereafter be amended permits the limitation or elimination of the liability of directors, no director shall be liable to the Company or its shareholders for monetary damage for breach of fiduciary duty as a director. Any repeal or amendment of this Article Seven will not adversely affect any limitation on the personal liability or alleged liability of a director arising from an act or omission of that director occurring prior to the time of such repeal or amendment.

ARTICLE EIGHT

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company subject, nevertheless, to the provisions of the statutes of the State of Minnesota, of these Articles and of any Bylaws from time to time made by the shareholders; provided, however, that no Bylaws so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE NINE

Section 1. Indemnification and Advancement of Expenses. The Company shall, to the fullest extent permitted by the MBCA, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto (an “indemnitee”). The right to indemnification conferred in this Section 1 of this Article Nine shall be a contract right and shall, to the fullest extent permitted by the MBCA, include the obligation of the Company to pay the expenses incurred by an indemnitee in defending any proceeding in advance of its final disposition; provided, however, that, if and to the extent that the MBCA requires an advance of expenses incurred by an indemnitee such advance shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 of this Article Nine or otherwise.

Section 2. Non-Exclusivity of Rights. The rights to indemnification and to the advance of expenses conferred in this Article Nine shall not be exclusive of any other right which any person may have or hereafter acquire under these Articles or under any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

ARTICLE TEN

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on shareholders, directors and officers are subject to this reserved power.

ANNEX B

CONDITIONS OF THE ACQUISITION AND THE SCHEME

The Acquisition and the Scheme will comply with the Takeover Rules and, where relevant, the rules and regulations of the Exchange Act and the NYSE, and are subject to the terms and conditions set out in this announcement and to be set out in the Scheme Document. The Acquisition and the Scheme are, to the extent required by the Laws of Ireland, governed by the Laws of Ireland.

The Acquisition and the Scheme will be subject to the following conditions:

1.	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than June 15, 2015 (or such earlier date as may be specified by the Panel, or such later date as Medtronic and Covidien may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).

2.	The Scheme will be conditional upon:

(a)	the approval of the Scheme by a majority in number of the Covidien Shareholders representing three-fourths (75 per cent) or more in value of the Covidien Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) held no later than the End Date;

(b)	the EGM Resolutions being duly passed by the requisite majority of Covidien Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting) held no later than the End Date;

(c)	the sanction by the High Court (without material modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court on or before the End Date (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and

(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)) being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.

3.	The Medtronic Parties and Covidien have agreed that, subject to paragraph 6 of this Appendix III, the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

(a)	the adoption of the plan of merger set forth in the Transaction Agreement by the holders of a majority of the outstanding Medtronic Shares as required by the MBCA and Article I of the Medtronic Bylaws;

(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Acquisition and all of the Holdco Shares to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;

(c)	the applicable waiting periods under the HSR Act in connection with the Acquisition and/or the Merger shall have expired or been terminated;

(d)	to the extent that the Acquisition constitutes a concentration within the scope of the EC Merger Regulation or is otherwise a concentration that is subject to the EC Merger Regulation, the European Commission deciding that it does not intend to initiate any proceedings under Article 6(1)(c) of the EC Merger Regulation in respect of the Acquisition or to refer the Acquisition (or any aspect of the Acquisition) to a competent authority of an EEA member state under Article 9(1) of the EC Merger Regulation or otherwise deciding that the Acquisition is compatible with the common market pursuant to Article 6(1)(b) of the EC Merger Regulation;

(e)	all required Clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Acquisition and/or the Merger, under the antitrust, competition or foreign investment laws of Canada, the People’s Republic of China, Japan, Israel, Turkey, Russia and South Korea;

(f)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings initiated by the United States Securities and Exchange Commission seeking any stop order;

(g)	no (i) Law, (ii) injunction, restraint or prohibition by any court of competent jurisdiction or (iii) injunction, order or prohibition under any Antitrust Law by any Relevant Authority which prohibits consummation of the Acquisition or the Merger shall have been enacted or entered and shall continue to be in effect;

(h)	there shall have been no change in applicable Law (whether or not such change in Law is yet effective) with respect to Section 7874 of the Code (or any other U.S. Tax Law), or official interpretation thereof as set forth in published guidance by the IRS (other than News Releases) (whether or not such change in official interpretation is yet effective), and there shall have been no bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed, in each case, that, once effective, in the opinion of nationally recognized U.S. tax counsel, would cause Holdco to be treated as a United States domestic corporation for United States federal income tax purposes; and

(i)	the Transaction Agreement shall not have been terminated in accordance with its terms.

4.	The Medtronic Parties and Covidien have agreed that, subject to paragraph 6 of this Appendix III, the Medtronic Parties’ obligation to effect the Acquisition will also be conditional upon the following matters having been satisfied (or waived by Medtronic) on or before the Sanction Date:

(a)	(i) the representations and warranties of Covidien set forth in the Transaction Agreement which are identified in Annex B, Schedule 1, Section A shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and the representations and warranties of Covidien set forth in the Transaction Agreement which are identified in Annex B, Schedule 1, Section B shall be true and correct other than as would not materially impede or prevent the consummation of the Acquisition at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this clause (i), the “Specified Covidien Representations”),

(ii) the representations and warranties of Covidien set forth in the Transaction Agreement (other than the Specified Covidien Representations) which are qualified by a “Covidien Material Adverse Effect” qualification and which are identified in Annex B, Schedule 1, Section C shall be true and correct in all respects as so qualified at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, and

(iii) the representations and warranties of Covidien set forth in the Transaction Agreement (other than the Specified Covidien Representations) which are not qualified by a “Covidien Material Adverse Effect” qualification and which are identified in Annex B, Schedule 1, Section D shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Covidien Material Adverse Effect;

provided that with respect to clauses (i), (ii) and (iii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable), only with respect to such date or period;

(b)	Covidien shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and

(c)	Covidien shall have delivered to Medtronic a certificate, dated as of the Sanction Date and signed by an executive officer of Covidien, certifying on behalf of Covidien to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.

5.	The Medtronic Parties and Covidien have agreed that, subject to paragraph 6 of this Appendix III, Covidien’s obligation to effect the Acquisition will also be conditional upon the following matters having been satisfied (or waived by Covidien) on or before the Sanction Date:

(a)	(i) the representations and warranties of Medtronic set forth in the Transaction Agreement which are identified in Annex B, Schedule 2, Section A shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and the representations and warranties of Medtronic set forth in the Transaction Agreement which are identified in Annex B, Schedule 2, Section B shall be true and correct other than as would not materially impede or prevent the consummation of the Acquisition at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this clause (i), the “Specified Medtronic Representations”),

(ii) the representations and warranties of Medtronic set forth in the Transaction Agreement (other than the Specified Medtronic Representations) which are qualified by a “Medtronic Material Adverse Effect” qualification and which are identified in Annex B, Schedule 2, Section C shall be true and correct in all respects as so qualified at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, and

(iii) the representations and warranties of Medtronic set forth in the Transaction Agreement (other than the Specified Medtronic Representations) which are not qualified by a “Medtronic Material Adverse Effect” qualification and which are identified in Annex B, Schedule 2, Section D shall be true and correct at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Medtronic Material Adverse Effect;

provided that with respect to clauses (i), (ii) and (iii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable), only with respect to such date or period;

(b)	the Medtronic Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and

(c)	Medtronic shall have delivered to Covidien a certificate, dated as of the Sanction Date and signed by an executive officer of Medtronic, certifying on behalf of Medtronic to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

6.	Subject to the requirements of the Panel:

(a)	Medtronic and Covidien reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both Parties agree to any such waiver);

(b)	Medtronic reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 4; and

(c)	Covidien reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.

7.	The Scheme will lapse unless it is effective on or prior to June 15, 2015.

8.	If Medtronic is required to make an offer for Covidien Shares under the provisions of Rule 9 of the Takeover Rules, Medtronic may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.

9.	Medtronic reserves the right, subject to the prior written approval of the Panel, to effect the Acquisition by way of a takeover offer in the circumstances described in and subject to the terms of Clause 3.6 of the Transaction Agreement. Without limiting Clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Covidien Shareholders (except for an acceptance condition set at 80 per cent of the nominal value of the Covidien Shares to which such an offer relates and which are not already in the beneficial ownership of Medtronic so far as applicable) as those which would apply in relation to the Scheme.

10.	As required by Rule 12(b)(i) of the Takeover Rules, to the extent that the Acquisition would give rise to a concentration with a Community dimension within the scope of the EC Merger Regulation, the Scheme shall, except as otherwise approved by the Panel, lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EC Merger Regulation or refers the concentration to a competent authority of a Member State under Article 9(1) of the EC Merger Regulation prior to the date of the Court Meeting.

Annex B

Schedule 1, Section A

Transaction Agreement Clause Reference

Clause 6.1(b)(i) (Capital)

Clause 6.1(b)(ii) (to the extent relating to shares in the capital of Covidien) (Capital)

Clause 6.1(v) (Finders or Brokers)

Schedule 1, Section B

Transaction Agreement Clause Reference

Clause 6.1(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Clause 6.1(x) (Takeover Statutes)

Schedule 1, Section C

Transaction Agreement Clause Reference

The first and third sentences of Clause 6.1(a) (Qualification, Organisation, Subsidiaries, etc.)

Clause 6.1(c)(ii) and Clause 6.1(c)(iii) (other than subclause (B) as it relates to “Significant Subsidiaries”) (Corporate Authority Relative to this Agreement; No Violation)

The first sentence of Clause 6.1(f) (No Undisclosed Liabilities)

Clause 6.1(g) (Compliance with Law; Permits)

Clause 6.1(h) (Environmental Laws and Regulations)

Clause 6.1(i)(i) and the first sentence of Clause 6.1(i)(ii) (Employee Benefit Plans)

The second sentence of Clause 6.1(j) (Absence of Certain Changes or Events)

Clause 6.1(k) (Investigations; Litigation)

Clause 6.1(m)(i), Clause 6.1(m)(ii), Clause 6.1(m)(iv), the first sentence of Clause 6.1(m)(vi) and Clause 6.1(m)(vii) (Regulatory Matters)

Clause 6.1(n) (Tax Matters)

The second and third sentences of Clause 6.1(o)(i) and all of Clause 6.1(o)(ii) (Labour Matters)

Clause 6.1(p) (Intellectual Property)

Clause 6.1(q) (Real Property)

Clause 6.1(t)(ii) (Material Contracts)

Clause 6.1(u) (Insurance)

Schedule 1, Section D

Transaction Agreement Clause Reference

The second sentence and subclause (i) of Clause 6.1(a) (Qualification, Organisation, Subsidiaries, etc.)

Clause 6.1(b)(ii) (to the extent not relating to shares in the capital of Covidien), Clause 6.1(b)(iii) and Clause 6.1(b)(iv) (Capital)

Clause 6.1(c)(iii)(B) (as it relates to “Significant Subsidiaries”) (Corporate Authority Relative to this Agreement; No Violation)

Clause 6.1(d) (Reports and Financial Statements)

Clause 6.1(e) (Internal Controls and Procedures)

The second sentence of Clause 6.1(f) (No Undisclosed Liabilities)

The second sentence of Clause 6.1(i)(ii), all of Clause 6.1(i)(iii) and all of Clause 6.1(i)(iv) (Employee Benefit Plans)

The first and third sentences of Clause 6.1(j) (Absence of Certain Changes or Events)

Clause 6.1(l) (Information Supplied)

Clause 6.1(m)(iii), Clause 6.1(m)(v), Clause 6.1(m)(vi) (except the first sentence thereof) and Clause 6.1(m)(viii) (Regulatory Matters)

The first sentence of Clause 6.1(o)(i) (Labour Matters)

Clause 6.1(r) (Opinion of Financial Advisor)

Clause 6.1(s) (Required Vote of Covidien Shareholders)

Clause 6.1(t)(i) (Material Contracts)

Clause 6.1(w) (FCPA and Anti-Corruption)

Schedule 2, Section A

Transaction Agreement Clause Reference

Clause 6.2(a)(ii)(B) (authorized share capital of Holdco) (Qualification, Organization, Subsidiaries, etc.)

Clause 6.2(b)(i) (Capital Stock)

Clause 6.2(b)(ii) (to the extent relating to the capital stock of Medtronic) (Capital)

Clause 6.2(v) (Finders or Brokers)

Schedule 2, Section B

Transaction Agreement Clause Reference

Clause 6.2(c)(i) (Corporate Authority Relative to this Agreement; No Violation)

Clause 6.2(y) (Takeover Statutes)

Schedule 2, Section C

Transaction Agreement Clause Reference

The first and third sentences and the last sentence of subclause (ii)(C) of Clause 6.2(a) (Qualification, Organisation, Subsidiaries, etc.)

Clause 6.2(c)(ii) and Clause 6.2(c)(iii) (other than subclause (B) as it relates to “Significant Subsidiaries” or “Medtronic Merger Parties”) (Corporate Authority Relative to this Agreement; No Violation)

The first sentence of Clause 6.2(f) (No Undisclosed Liabilities)

Clause 6.2(g) (Compliance with Law; Permits)

Clause 6.2(h) (Environmental Laws and Regulations)

Clause 6.2(i)(i) and the first sentence of Clause 6.2(i)(ii) (Employee Benefit Plans)

The second sentence of Clause 6.2(j) (Absence of Certain Changes or Events)

Clause 6.2(k) (Investigations; Litigation)

Clause 6.2(m)(i), Clause 6.2(m)(ii), Clause 6.2(m)(iv), the first sentence of Clause 6.2(m)(vi) and Clause 6.2(m)(vii) (Regulatory Matters)

Clause 6.2(n) (Tax Matters)

The second and third sentences of Clause 6.2(o)(i) and all of Clause 6.1(o)(ii) (Labour Matters)

Clause 6.2(p) (Intellectual Property)

Clause 6.2(q) (Real Property)

Clause 6.2(t)(ii) (Material Contracts)

Clause 6.2(u) (Insurance)

Schedule 2, Section D

Transaction Agreement Clause Reference

The second sentence and subclauses (i) and (ii) (other than subclause (ii)(B) and the last sentence of subclause (ii)(C)) of Clause 6.2(a) (Qualification, Organisation, Subsidiaries, etc.)

Clause 6.2(b)(ii) (to the extent not relating to the capital stock of Medtronic), Clause 6.2(b)(iii) and Clause 6.2(b)(iv) (Capital)

Clause 6.2(c)(iii)(B) (as it relates to “Significant Subsidiaries” and “Medtronic Merger Parties”) (Corporate Authority Relative to this Agreement; No Violation)

Clause 6.2(d) (Reports and Financial Statements)

Clause 6.2(e) (Internal Controls and Procedures)

The second sentence of Clause 6.2(f) (No Undisclosed Liabilities)

The second sentence of Clause 6.2(i)(ii) and all of Clause 6.2(i)(iii) (Employee Benefit Plans)

The first sentence of Clause 6.2(j) (Absence of Certain Changes or Events)

Clause 6.2(l) (Information Supplied)

Clause 6.2(m)(iii), Clause 6.2(m)(v), Clause 6.2(m)(vi) (except the first sentence thereof) and Clause 6.2(m)(viii) (Regulatory Matters)

The first sentence of Clause 6.2(o)(i) (Labour Matters)

Clause 6.2(r) (Opinion of Financial Advisor)

Clause 6.2(s) (Required Vote of Medtronic Shareholders)

Clause 6.2(t)(i) (Material Contracts)

Clause 6.2(w) (Financing)

Clause 6.2(x) (FCPA and Anti-Corruption)

For the purpose of these conditions, capitalized terms shall have the meanings set forth in Appendix II to this announcement, as set forth above in these conditions and:

“Antitrust Laws”, the HSR Act and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation, competition, antitrust or restraint of trade;

“Clearances”, all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party in connection with the implementation of the Merger, the Scheme and/or the Acquisition;

“Covidien Material Adverse Effect”, such event, development, occurrence, state of facts or change that has (1) a material adverse effect on the ability of the Covidien Group to consummate the transactions contemplated by the Transaction Agreement or (2) a material adverse effect on the business, operations or financial condition of Covidien and its Subsidiaries, taken as a whole, but, in the case of this clause (2), shall not include (a) events, developments, occurrences, states of facts or changes to the extent arising from (i) changes generally affecting the medical device or medical supplies industries or the segments thereof in which Covidien and its Subsidiaries operate in the United States or elsewhere, (ii) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Covidien or any of its Subsidiaries), (iv) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or U.S. GAAP or other accounting standards (or interpretations thereof) (provided, that in each of the foregoing clauses (i)-(iv), such events may be taken into account to the extent Covidien is disproportionately affected relative to other similarly situated companies) or (v) actions of Covidien or any of its Subsidiaries which Medtronic has expressly requested in writing; or (b) any decline in the stock price of the Covidien Shares on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Covidien Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement, including any litigation arising therefrom or with respect thereto (except that this clause (c) shall not apply with respect to Covidien’s representations and warranties in Clause 6.1(c)(iii) of the Transaction Agreement);

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Covidien, changes to the articles of association of Covidien and such other matters as Covidien reasonably determines to be necessary or desirable for the purposes of implementing the Acquisition as have been approved by Medtronic (such approval not to be unreasonably withheld, conditioned or delayed);

“End Date”, March 15, 2015; provided, that if as of such date all conditions (other than (i) the conditions set forth in paragraphs 2(c), 2(d), 3(c), 3(d) and 3(e) and (ii) the condition set forth in paragraph 3(g) (if, in the case of this clause (ii), the reason for the failure of such condition is an injunction, order or prohibition under any Antitrust Law) in each case of Appendix III of the announcement to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules) of the Transaction Agreement have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Acquisition were completed on such date, the “End Date” shall be June 15, 2015;

“Form S-4”, a registration statement on Form S-4 (of which the Joint Proxy Statement will form a part) with respect to the issuance of Holdco Shares in respect of the Scheme and Merger;

“Holdco Shares”, the ordinary shares of nominal value US$0.0001 each in the capital of Holdco;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Law”, any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

“Medtronic Material Adverse Effect”, such event, development, occurrence, state of facts or change that has (1) a material adverse effect on the ability of the Medtronic Group and the Medtronic Parties to consummate the transactions contemplated by the Transaction Agreement or (2) a material adverse effect on the business, operations or financial condition of Medtronic and its Subsidiaries, taken as a whole, but, in the case of this clause (2), shall not include (a) events, developments, occurrences, states of facts or changes to the extent arising from (i) changes generally affecting the medical device industry or the segments thereof in which Medtronic and its Subsidiaries operate in the United States or elsewhere, (ii) changes generally affecting the economy or the financial, debt, credit or securities markets, in the United States or elsewhere, (iii) changes in any political conditions or developments in general, or resulting from any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Medtronic or any of its Subsidiaries), (iv) changes or proposed changes in Law (including rules and regulations), interpretations thereof, regulatory conditions or U.S. GAAP or other accounting standards (or interpretations thereof) (provided, that in each of the foregoing clauses (i)-(iv), such events may be taken into account to the extent Medtronic is disproportionately affected relative to other similarly situated companies) or (v) actions of Medtronic or any of its Subsidiaries which Covidien has expressly requested in writing; or (b) any decline in the stock price of the Medtronic Shares on the NYSE or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that the underlying causes of such decline or failure may, to the extent not otherwise excluded, be considered in determining whether there is a Medtronic Material Adverse Effect); or (c) any events, developments, occurrences, states of facts or changes resulting from the announcement or the existence of the Transaction Agreement or the transactions contemplated thereby or the performance of and the compliance with the Transaction Agreement, including any litigation resulting therefrom or with respect thereto (except that this clause (c) shall not apply with respect to Medtronic’s representations and warranties in Clause 6.2(c)(iii) of the Transaction Agreement);

“Medtronic Merger Parties”, collectively Holdco, IrSub, U.S. AcquisitionCo and MergerSub;

“Medtronic Parties”, collectively, Medtronic, Holdco, IrSub, U.S. AcquisitionCo and MergerSub;

“Parties”, Covidien and the Medtronic Parties and “Party” shall mean either Covidien, on the one hand, or Medtronic or the Medtronic Parties (whether individually or collectively), on the other hand (as the context requires);

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, political subdivision, bureau or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organization or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including, for the avoidance of doubt, the Panel, the High Court and the U.S. Securities and Exchange Commission;

“Scheme Document”, a document (or the relevant sections of the Joint Proxy Statement comprising the scheme document) (including any amendments or supplements thereto) to be distributed to Covidien Shareholders and, for information only, to Covidien Equity Award Holders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act or the Takeover Rules and (v) such other information as Covidien and Medtronic shall agree;

“Share Consideration”, 0.956 of a Holdco Share, US$35.19 and any cash in lieu of a fraction of a Holdco Share to be distributed pursuant to Clause 8.1(c)(i)(B) of the Transaction Agreement; and

“U.S. GAAP”, U.S. generally accepted accounting principles.

ANNEX C

DATED JUNE 15, 2014

COVIDIEN PUBLIC LIMITED COMPANY

AND

MEDTRONIC, INC.

EXPENSES REIMBURSEMENT AGREEMENT

THIS AGREEMENT is made as a deed on June 15, 2014

BETWEEN:

(1)	Medtronic, Inc., a corporation incorporated in the State of Minnesota (hereinafter called “Medtronic”), and

(2)	Covidien public limited company, a company incorporated in Ireland with registered number 466385 having its registered office at 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland (hereinafter called “Covidien”).

RECITALS:

(A)	Medtronic has agreed to make a proposal to acquire Covidien on the terms set out in the Rule 2.5 Announcement (as defined below) and the Transaction Agreement (as defined below) and Covidien has agreed to reimburse certain third party costs and expenses incurred and to be incurred by Medtronic for the purposes of, in preparation for or in connection with the Acquisition (as defined below) if the Transaction Agreement is terminated in certain circumstances.

(B)	This Agreement (this “Agreement”) sets out the agreement between the Parties (as defined below) as to, among other things, the reimbursement in certain circumstances by Covidien of certain expenses incurred and to be incurred by Medtronic for the purposes of, in preparation for or in connection with the Acquisition (as defined below).

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1	In this Agreement (including in the Recitals), the following words and expressions shall have the meanings set opposite them:

“Acquisition”, the proposed acquisition by Holdco and IrSub of Covidien by means of the Scheme or a takeover offer (and any such Scheme or takeover offer as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or such takeover offer) (including the issuance by Holdco of the aggregate Holdco share consideration and payment by Holdco and IrSub of their respective portion of the aggregate cash consideration pursuant to the Scheme or such takeover offer), to be described in the Rule 2.5 Announcement and provided for in the Transaction Agreement;

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Takeover Panel Act;

“Actions”, any civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlement or enforcement actions by, from or before any Relevant Authority;

“Agreed Form”, in relation to any document, the form of that document which has been agreed to by or on behalf of each of the Parties;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation, competition, antitrust or restraint of trade;

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cap”, shall have the meaning given to that term in Clause 3.1;

“Concert Parties”, such persons as are deemed to be acting in concert with Medtronic pursuant to Rule 3.3 of Part A of the Takeover Rules;

“Confidentiality Agreement”, the confidentiality agreement between Covidien and Medtronic dated as of April 23, 2014, as it may be amended from time to time;

“Court Meeting”, the meeting or meetings of the Covidien Shareholders (and any adjournment thereof) convened by order of the High Court of Ireland pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Covidien”, shall have the meaning given to that term in the Preamble;

“Covidien Alternative Proposal”, any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Medtronic or any of its Associates or any person Acting in Concert with Medtronic pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Covidien by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 20% or more of the assets of Covidien and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Covidien’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 20% or more of the outstanding Covidien Shares; or (iv) any merger, business combination, consolidation, share exchange, takeover, scheme of arrangement, recapitalisation or similar transaction involving Covidien as a result of which the holders of Covidien Shares immediately prior to such transaction do not, in the aggregate, own at least 80% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Covidien Board”, the board of directors of Covidien;

“Covidien Shareholders”, the holders of Covidien Shares;

“Covidien Shares”, the ordinary shares of US$0.20 each in the capital of Covidien;

“Covidien Superior Proposal”, a written Covidien Alternative Proposal made by any person that the Covidien Board determines in good faith (after consultation with Covidien’s financial advisor and outside legal counsel) is more favourable to the Covidien Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Covidien Board considers to be appropriate (it being understood that, for purposes of the definition of “Covidien Superior Proposal”, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”);

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Covidien, changes to the articles of association of Covidien and such other matters as Covidien reasonably determines to be necessary or desirable for the purposes of implementing the Acquisition as have been approved by Medtronic (such approval not to be unreasonably withheld, conditioned or delayed);

“End Date”, March 15, 2015; provided, that if as of such date all conditions (other than (i) the conditions set forth in paragraphs 2(c), 2(d), 3(c), 3(d) and 3(e) and (ii) the condition set forth in paragraph 3(g) (if, in the case of this clause (ii), the reason for the failure of such condition is an injunction, order or prohibition under any Antitrust Law) in each case of Appendix III of the Rule 2.5 Announcement) of the Transaction Agreement have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Acquisition were completed on such date, the “End Date” shall be June 15, 2015;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Covidien Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“High Court”, the High Court of Ireland;

“Holdco”, Kalani I Limited, a private limited company incorporated in Ireland with registered number 545333 having its registered office at IFSC, North Wall Quay, Dublin 1, Ireland;

“Irrecoverable VAT”, in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which neither that person nor any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax Authority pursuant to and determined in accordance with section 59 of the Value Added Tax Consolidation Act 2010 and any regulations made under that Act or similar provision in any other jurisdiction;

“IrSub”, Makani II Limited, a private limited company incorporated in Ireland with registered number 545354 having its registered office at IFSC, North Wall Quay, Dublin 1, Ireland;

“Medtronic”, shall have the meaning given to that term in the Preamble;

“Medtronic Payment Events”, shall have the meaning given to that term in Clause 3.2;

“Medtronic Reimbursement Payments”, shall have the meaning given to that term in Clause 3.1;

“Panel”, the Irish Takeover Panel;

“Parties”, Covidien and Medtronic and “Party” shall mean either Covidien, on the one hand, or Medtronic, on the other hand (as the context requires);

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the United States Securities Exchange Act of 1934, as amended), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, division, political subdivision, bureau, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust or supervisory body, central bank, public international organisation or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including, for the avoidance of doubt, the Panel, the High Court and the U.S. Securities and Exchange Commission;

“Resolutions”, the EGM Resolutions and Court Meeting Resolution required to effect the Scheme, which will be set out in the Scheme Document;

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Scheme”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Acquisition pursuant to the Transaction Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Recommendation”, the recommendation of the Covidien Board that Covidien Shareholders vote in favour of the Resolutions;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

“Takeover Panel Act”, the Irish Takeover Panel Act 1997 (as amended);

“Takeover Rules”, the Irish Takeover Panel Act 1997 (as amended), Takeover Rules, 2013, as amended;

“Tax Authority”, any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to taxes (including the Internal Revenue Service and the Irish Revenue Commissioners and any similar state, local, or non-U.S. revenue agency);

“Transaction Agreement”, the transaction agreement dated June 15, 2014 by and among Covidien, Medtronic, Holdco, IrSub, Aviation Acquisition Co., Inc., and Aviation Merger Sub, LLC;

“VAT”, any tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar to or replacing same;

“VAT Group”, a group as defined in Section 15 of the Value Added Tax Consolidation Act 2010 and any similar VAT grouping arrangement in any other jurisdiction; and

“Willful Breach”, a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement.

1.2	Construction

(a)	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, schedule, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c)	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and vice versa and the singular number shall include the plural and vice versa.

(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f)	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

References to times are to New York City times unless otherwise specified.

2.	PRE-CONDITION

This Agreement shall not have effect unless and until the Rule 2.5 Announcement has been issued.

3.	MEDTRONIC REIMBURSEMENT

3.1	Subject to Clause 2 and to the provisions of this Agreement, Covidien agrees to pay to Medtronic, if any Medtronic Payment Event occurs, an amount equal to all documented, specific and quantifiable third party costs and expenses incurred by Medtronic, or on its behalf, for the purposes of, in preparation for, or in connection with the Acquisition, including exploratory work carried out in contemplation of and in connection with the Acquisition, legal, financial and commercial due diligence, arranging financing and engaging advisers to assist in the process (the payments provided for in this Clause 3.1, the “Medtronic Reimbursement Payments”); provided that the gross amount payable to Medtronic pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value of the issued share capital of Covidien that is the subject of the Acquisition (excluding, for the avoidance of doubt, any interest in such share capital of Covidien held by Medtronic or any Concert Parties of Medtronic) as ascribed by the terms of the Acquisition as set out in the Rule 2.5 Announcement (the “Cap”). The amount payable by Covidien to Medtronic under this Clause 3.1 will exclude any amounts in respect of VAT incurred by Medtronic attributable to such third party costs other than Irrecoverable VAT incurred by Medtronic. Upon Medtronic becoming entitled to a Medtronic Reimbursement Payment, Covidien shall have no further liability in connection with the termination of the Transaction Agreement (for the avoidance of doubt, other than the obligation to pay Medtronic Reimbursement Payments pursuant to this Agreement), whether under the Transaction Agreement or this Agreement or otherwise, to Medtronic or its shareholders; provided that nothing herein shall release any Party from liability for Willful Breach, for fraud or as provided for in the Confidentiality Agreement.

3.2	The “Medtronic Payment Events” are where the Parties have issued the Rule 2.5 Announcement and:

(a)	the Transaction Agreement is terminated (in accordance with Clause 9.1(a) of the Transaction Agreement):

(i)	for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite votes, if (A) the Covidien Board or any committee thereof has (x) withdrawn or failed to make when required pursuant to the Transaction Agreement (or qualified or modified in any manner adverse to Medtronic), or proposed publicly to withdraw or fail to make when required pursuant to the Transaction Agreement (or qualify or modify in any manner adverse to Medtronic), the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii) of the Transaction Agreement, (y) approved, recommended or declared advisable, or proposed publicly to approve, recommend or declare advisable, any Covidien Alternative Proposal or (z) disclosed a position that is deemed to be a “Covidien Change of Recommendation” under Clause 5.3(f) of the Transaction Agreement (it being understood, for the avoidance of doubt, that the provision by Covidien to Medtronic of notice or information in connection with a Covidien Alternative Proposal or Covidien Superior Proposal as required or expressly permitted by the Transaction Agreement shall not, in and of itself, satisfy this Clause 3.2(a)(i)(A)) and (B) either (1) the condition set forth in paragraph 3(a) of Appendix III of the Rule 2.5 Announcement shall have been satisfied at the time of such termination or (2) Covidien shall have effected such termination prior to the time that the meeting of the holders of the shares of Common Stock of Medtronic, par value US$.10 per share, for the purpose of obtaining the adoption of the plan of merger contemplated by the Transaction Agreement shall have been completed; or

(ii)	by Covidien, at any time prior to obtaining the Covidien Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Covidien Superior Proposal; or

(b)	all of the following occur:

(i)	prior to the Court Meeting, a Covidien Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at least three Business Days before the date of the Court Meeting (it being understood that, for purposes of this Clause 3.2(b)(i) and Clause 3.2(b)(iii) below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by either Covidien or Medtronic for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite votes; and

(iii)	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into within twelve months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in Clause 3.2(b)(i)); or

(c)	all of the following occur:

(i)	prior to the Court Meeting, a Covidien Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Covidien Alternative Proposal and, in each case, such disclosure or announcement is not publicly and irrevocably withdrawn without qualification at the time the Transaction Agreement is terminated under the circumstances specified in Clause 3.2(c)(ii) (it being understood that, for purposes of this Clause 3.2(c)(i) and Clause 3.2(c)(iii) below, references to “20%” and “80%” in the definition of Covidien Alternative Proposal shall be deemed to refer to “50%”); and

(ii)	the Transaction Agreement is terminated by Medtronic for the reason that Covidien shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement, which breach or failure to perform (A) would result in a failure of any of the conditions set forth in paragraph 1, 2, 3 or 4 of Appendix III of the Rule 2.5 Announcement and (B) is not reasonably capable of being cured by the End Date or, if curable, Medtronic shall have given Covidien written notice, delivered at least 30 days prior to such termination, stating Medtronic’s intention to terminate the Transaction Agreement for such reason and the basis for such termination and such breach or failure to perform shall not have been cured within 30 days following the delivery of such written notice; and

(iii)	a Covidien Alternative Proposal is consummated, or a definitive agreement providing for a Covidien Alternative Proposal is entered into, within twelve months after such termination (regardless of whether such Covidien Alternative Proposal is the same Covidien Alternative Proposal referred to in Clause 3.2(c)(i)).

3.3	Each request by Medtronic for a Medtronic Reimbursement Payment shall be:

(a)	submitted in writing to Covidien no later than 60 calendar days following the occurrence of any of the Medtronic Payment Events; and

(b)	accompanied by written invoices or written documentation supporting the request for a Medtronic Reimbursement Payment; and

(c)	subject to satisfactory compliance with Clause 3.3(b), satisfied in full by payment in full by Covidien to Medtronic in cleared, immediately available funds within seven calendar days following such receipt of such invoices or documentation.

3.4	If and to the extent that any relevant Tax Authority determines that any Medtronic Reimbursement Payment is consideration for a taxable supply and that Covidien (or any member of a VAT Group of which Covidien is a member) is liable to account to a Tax Authority for VAT in respect of such supply and such VAT is Irrecoverable VAT, then:

(a)	the amount payable by Covidien by way of any Medtronic Reimbursement Payment, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, shall not exceed the Cap; and

(b)	to the extent that Covidien has already paid an amount in respect of any Medtronic Reimbursement Payment which exceeds the amount described in Clause 3.4(a) above, Medtronic shall repay to Covidien the portion of the Irrecoverable VAT in excess of the Cap.

3.5	Medtronic confirms that it is established outside of the European Union for VAT purposes.

4.	GENERAL

4.1	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland. Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts and waives, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court. Any Action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

4.2	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

4.3	Notices

(a)	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:

(i)	if to Medtronic, to:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Fax:                     +1 (763) 572-5459

Attention:         General Counsel

with copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Fax:                   +1 (212) 225-3999

Attention:         Victor I. Lewkow

                          Matthew P. Salerno

and

A & L Goodbody

1 North Wall Quay

International Financial Services Centre

Dublin 1, Ireland

Fax:                   +353-0-1-649-2649

Attention:         Cian McCourt

(ii)	if to Covidien, to:

Covidien plc

1st Floor, 20 on Hatch

Lower Hatch Street

Dublin 2

Ireland

Fax:                   +353-1-438-1798

Attention:         General Counsel

and

Covidien

15 Hampshire Street

Mansfield, MA 02048

Fax:                     (508) 261-8544

Attention:         General Counsel

with copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Fax:                   (212) 403-2000

Attention:         Adam O. Emmerich

                          Benjamin M. Roth

                          Victor Goldfeld

and

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2, Ireland

Fax:                    +353-0-1-618-0618

Attention:         Brian O’Gorman

                          Geoff Moore

                          Stephen Ranalow

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 4.3.

(b)	Any notice or document shall be deemed to have been served:

(i)	if delivered by overnight delivery or by hand, at the time of delivery; or

(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 pm (addressee’s local time), shall be deemed to have been served at 9:00 am (addressee’s local time) on the next Business Day).

4.4	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.

4.5	No release, discharge, amendment, modification or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

4.6	Each Party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other Party hereto, this Agreement constitutes the valid and binding obligations of that Party.

4.7	Each Party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement.

IN WITNESS whereof the Parties hereto have caused this Agreement to be executed and delivered as a Deed on the day and year first before WRITTEN.

GIVEN under the common seal

of COVIDIEN PUBLIC LIMITED COMPANY

and DELIVERED as a DEED

/s/ José E. Almeida
Name: José E. Almeida Title: President and Chief Executive Officer

[Signature Page to Expenses Reimbursement Agreement]

IN WITNESS whereof the Parties hereto have caused this Agreement to be executed and delivered as a Deed on the day and year first before WRITTEN.

SIGNED for and on behalf of

MEDTRONIC, INC.

and DELIVERED as a DEED

/s/ Omar Ishrak
Name: Omar Ishrak Title: Chief Executive Officer

[Signature Page to Expenses Reimbursement Agreement]

ANNEX D

COMPANIES ACTS 1963 TO 2013

A PUBLIC COMPANY LIMITED BY SHARES

FORM OF MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

MEDTRONIC PUBLIC LIMITED COMPANY

COMPANIES ACTS 1963 to 2013

A PUBLIC COMPANY LIMITED BY SHARES

FORM OF MEMORANDUM OF ASSOCIATION

OF

MEDTRONIC PUBLIC LIMITED COMPANY

1.	The name of the Company is: Medtronic public limited company.

2.	The Company is to be a public limited company.

3.	The objects for which the Company is established are:

3.1.	To carry on the business of a device-based medical therapy and healthcare services and supplies development company, and to design, manufacture, produce, supply and provide medical devices and healthcare supplies, including cardiac rhythm disease management, coronary, structural heart, endovascular, spine, orthopaedic, dental and neuromodulation devices and therapies, diabetes management solutions, advanced surgical tools and supplies, sutures and wound care products, needles and syringes, diagnostic imaging agents, contrast media for diagnostic imaging, vascular therapy apparatus, respiratory devices, endomechanical, soft tissue repair, energy, oximetry and monitoring, airway and ventilation, vascular, SharpSafety and clinical care products, generic pharmaceuticals, active pharmaceutical ingredients and dosage pharmaceuticals and other devices, products or supplies of a surgical, pharmaceutical or medical character necessary or suitable for the proper treatment of sick or injured persons or patients and to carry on business as merchants of and dealers in first aid appliances, medical and surgical devices, products and accessories, hospital fittings and requisites, and in all accessories and supplies required for use in the treatment of and care of the sick and injured, and to buy, sell, manufacture and deal in all articles, goods, wares, materials and substances, and to construct, own, operate, manage, furnish and equip with all necessary conveniences, furniture and equipment hospitals, radiotherapy units, private hospitals, nursing homes, convalescent homes, crèches, hydropathic establishments and similar healthcare undertakings, with all suitable accommodation for the treatment and care of patients, and to do all things usually dealt in by persons carrying on the above mentioned businesses or any of them or likely to be required or appropriate in connection with any of the said businesses.

3.2.	To invest in medical devices, healthcare services and supplies and related assets, including, amongst other items, investments in medical device or healthcare services or supplies companies, products, businesses, divisions, technologies, sales force and other marketing capabilities, development projects and related activities, licences, intellectual and similar property rights, premises and equipment, royalty rights and all other assets needed or appropriate to operate a medical device and healthcare services and supplies business.

3.3.	To carry on the business of a holding company and to coordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatsoever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on, in all its branches, the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed necessary or appropriate by the Company’s board of directors and to exercise its powers as a shareholder of other companies.

3.4.	To directly or indirectly acquire the entire issued share capital of Medtronic, Inc., a corporation incorporated in the State of Minnesota, and Covidien plc, an Irish public limited company.

3.5.	To invest (including long-term investments in, and acquisitions of, the shares or other securities or ownership interests in other companies) any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

3.6.	To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

3.7.	To acquire and hold shares and stocks of any class or description, debentures, debenture stocks, bonds, bills, mortgages, obligations, investments, partnership interests, limited partnership interests, trust interests, membership interests and other securities or ownership interests of all descriptions and of any kind issued or guaranteed by any company or undertaking of whatever nature and wheresoever constituted or carrying on business or issued or guaranteed by any government, state, dominion, colony, sovereign ruler, commissioners, trust, public, municipal, local or other authority or body of whatever nature and wheresoever situated and investments, securities and property of all descriptions and of any kind, including real and chattel real estates, mortgages, reversions, assurance policies, contingencies and choses in action.

3.8.	To remunerate by cash payments or allotment of shares or securities or other ownership interests (including rights to acquire shares or securities or other ownership interests) of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company or any parent or subsidiary body corporate whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company’s capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

3.9.	To purchase for investment property of any tenure and any interest therein, and to make advances upon the security of land or other similar property or any interest therein.

3.10.	To acquire by purchase, exchange, lease, fee, farm grant or otherwise, either for an estate in fee simple or for any less estate or other estate or interest, whether immediate or reversionary and whether vested or contingent, any lands, tenements or hereditaments of any tenure, whether subject or not to any charges or encumbrances, and to hold, farm, work and manage and to let, sublet, mortgage or charge land and buildings of any kind, reversions, interests, annuities, life policies, and any other property real or personal, movable or immovable, either absolutely or conditionally, and either subject or not to any mortgage, charge, ground rent or other rents or encumbrances.

3.11.	To erect or secure the erection of buildings or other structures of any kind with a view of occupying or letting them or otherwise utilising them and to enter into any contracts or leases and to grant any licences necessary to effect the same.

3.12.	To maintain and improve any lands, tenements or hereditaments acquired by the Company or in which the Company is interested, in particular by decorating, maintaining, furnishing, fitting up and improving houses, shops, flats, maisonettes and other buildings and structures and to enter into contracts and arrangements of all kinds with tenants and others.

3.13.	To sell, exchange, mortgage (with or without power of sale), assign, turn to account or otherwise dispose of and generally deal with the whole or any part of the property, shares,

stocks, securities, estates, rights or undertakings of the Company, real property, chattels real or personal, movable or immovable, either in whole or in part.

3.14.	To take part in the management, supervision, or control of the business or operations of any company or undertaking, and for that purpose to appoint and remunerate any directors, accountants, or other experts or agents to act as consultants, supervisors and agents of other companies or undertakings and to provide managerial, advisory, technical, design, purchasing and selling services and any other services deemed appropriate by the Company.

3.15.	To make, draw, accept, endorse, negotiate, issue, execute, discount and otherwise deal with bills of exchange, promissory notes, letters of credit, circular notes, and other negotiable or non-negotiable or transferable or non-transferrable instruments.

3.16.	To redeem, purchase, or otherwise acquire in any manner permitted by law any shares in the Company’s capital or other securities or ownership interests of any kind issued by the Company.

3.17.	To guarantee, support or secure whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods, or by any other method whatsoever, the performance of the obligations of, and the repayment or payment of the principal amounts of and the premiums, interest, dividends and other amounts due on or with respect to any security of any person, firm or company, including any company which is for the time being the Company’s holding company or subsidiary as defined by section 155 of the Companies Act 1963 or another subsidiary as defined by the said section of the Company’s holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

3.18.	To lend the funds of the Company with or without security and at interest or free of interest.

3.19.	To raise or borrow or secure the payment of money, including by the issue of bonds, debentures or debenture stock, perpetual or redeemable, or by mortgage, charge, lien or pledge upon the whole or any part of the undertaking, property, assets or rights of the Company, present or future, including its uncalled capital and generally in any other manner as the directors shall from time to time determine and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing and to guarantee any or all of the liabilities of the Company, any other company or any other person, and any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, transfer, drawings, allotments of shares, attending and voting at general meetings of the Company, appointment of directors and otherwise.

3.20.	To accumulate capital for any of the purposes of the Company, and to appropriate any of the Company’s assets to specific purposes, either conditionally or unconditionally, and to admit any class or section of those who have any dealings with the Company to any share in the profits thereof or in the profits of any particular branch of the Company’s business or to any other special rights, privileges, advantages or benefits.

3.21.	To reduce the share capital of the Company in any manner permitted by law.

3.22.	To make gifts or grant bonuses to officers or other persons who are or have been in the employment of the Company and to allow any such persons to have the use and enjoyment of such property, chattels or other assets belonging to the Company upon such terms as the Company shall think fit.

3.23.	To establish and maintain or procure the establishment and maintenance of any pension or superannuation fund (whether contributory or otherwise) for the benefit of and to give or procure the giving of donations, gratuities, pensions, annuities, allowances, emoluments or charitable aid to any persons who are or were at any time in the employment or service of the Company or any of its predecessors in business, or of any company which is a subsidiary of the Company or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, or any persons in whose welfare the Company or any such other company as aforesaid may be interested and the wives, husbands, widows, widowers, families, relatives or dependants of any such persons, and to make payments towards insurance and assurance and to form and contribute to provident and benefit funds for the benefit of any such persons and to remunerate any person, firm or company rendering services to the Company or of any company which is a subsidiary of the Company, whether by cash payment, gratuities, pensions, annuities, allowances, emoluments or by the allotment of shares or securities of the Company credited as paid up in full or in part or otherwise.

3.24.	To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns, undertakings, assets, property or rights.

3.25.	To insure the life of any person who may, in the opinion of the Company, be of value to the Company, as having or holding for the Company interests, goodwill, or influence or otherwise and to pay the premiums on such insurance.

3.26.	To distribute either upon a distribution of assets or division of profits among the Members of the Company in kind any property of the Company, and in particular any shares, debentures or securities of other companies belonging to the Company or of which the Company may have the power of disposing.

3.27.	To give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company, or, where the Company is a subsidiary company, in its holding company.

3.28.	To do and carry out all or any of the foregoing or following objects in any part of the world and either as principals, agents, contractors, trustees or otherwise, and either by or through agents, trustees or otherwise and either alone or in partnership or in conjunction with any other company, firm or person, provided that nothing herein contained shall empower the Company to carry on the business of insurance.

3.29.	To apply for, purchase or otherwise acquire any patents, brevets d’invention, licences, trademarks, trade names, copyrights, industrial designs, know-how, concessions and other forms of intellectual property rights and the like conferring any exclusive or non-exclusive or limited or contingent rights to use, or any secret or other information as to any invention or process of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired.

3.30.	To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company.

3.31.	To acquire and undertake the whole or any part of the undertaking, business, property and liabilities of any person or company.

3.32.	To adopt such means of making known the Company and its products and services as may seem expedient.

3.33.	To acquire and carry on any business carried on by a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company.

3.34.	To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of this Company or for any other purpose which may seem directly or indirectly calculated to benefit this Company.

3.35.	To amalgamate with, merge with or otherwise become part of or associated with any other company or association in any manner permitted by law.

3.36.	To make voluntary dispositions of all or any part of the property and rights of the Company and to make gifts thereof or gratuitous payments either for no consideration or for a consideration less than the market value of such property or rights or the amount of cash payment or by all or any such methods.

3.37.	To receive voluntary dispositions of all or any part of the undertakings, properties, assets or rights of any other corporation and to receive gifts thereof or gratuitous payments either for no consideration or for a consideration less than the market value of such property or rights or the amount of cash payment or by all or any such methods.

3.38.	To do and carry out all such other things, except the issuing of policies of insurance, as may be deemed by the Company capable of being carried on in connection with the above objects or any of them or calculated to enhance the value of or render profitable any of the Company’s undertakings, properties, assets or rights.

And it is hereby declared that (i) the word “company” in this clause, except where used in reference to this Company, shall be deemed to include any person, partnership, limited partnership, limited liability partnership, limited liability company, other corporate body, trust or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and that the objects of the Company as specified in each of the foregoing paragraphs of this clause shall be separate and distinct objects and shall not be in anyway limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company and (ii) any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorised share capital of the Company is €40,000 and US$26,260,000 divided into 40,000 Euro Deferred Shares of €1.00 each, 2,600,000,000 Ordinary Shares of US$0.0001 each, 127,500,000 Preferred Shares of $0.20 each and 500,000 A Preferred Shares of $1.00 each.

6.	The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended Articles of Association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company’s Articles of Association for the time being.

7.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

We, the corporate body whose name and address is subscribed, wish to be formed into a company in pursuance of this memorandum of association, and we agree to take the number of shares in the capital of the Company set opposite our respective names.

Name, Address and Description	Number of shares
of the Subscriber	taken by the
Subscriber

For and on behalf of
Goodbody Trustees Limited	One Ordinary Share of
IFSC, North Wall Quay, Dublin 1	EUR€1.00 each

Limited Liability Company

Dated

Witness to the above signature:

Name:

Address:

Occupation:

COMPANIES ACTS 1963 TO 2013

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MEDTRONIC PUBLIC LIMITED COMPANY

PRELIMINARY

1.	The regulations contained in Table A in the First Schedule to the 1963 Act shall not apply to the Company.

2.

2.1.	In these Articles:

“1963 Act”	means the Companies Act 1963.

“1983 Act”	means the Companies (Amendment) Act 1983.

“1990 Act”	means the Companies Act 1990.

“Address”	includes any number or address used for the purposes of communication by way of electronic mail or other electronic communication.

“Adoption Date”	means the date of adoption of these Articles.

“Articles” or “Articles of Association”	means these articles of association of the Company, as amended from time to time by Special Resolution.

“Assistant Secretary”	means any person appointed by the Board or the Secretary from time to time to assist the Secretary.

“Auditors”	means the persons for the time being performing the duties of auditors of the Company.

“Board”	means the board of Directors for the time being of the Company.

“Chairman”	means the chairman of the Board from time to time and/or chairman of a general meeting of the Company as the context may require.

“clear days”	means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which notice is being given or on which an action or event for which notice is being given is to occur or take effect.

“Companies Acts”	means the Companies Acts 1963-2013 and every statutory modification, replacement and re-enactment thereof for the time being in force.

“Company”	means the above-named company.

“Court”	means the Irish High Court.

“Directors”	means the directors for the time being of the Company.

“dividend”	includes dividends, final dividends, interim dividends and bonus dividends.

“electronic communication”	shall have the meaning given to those words in the Electronic Commerce Act 2000.

“electronic signature”	shall have the meaning given to those words in the Electronic Commerce Act 2000.

“Exchange”	means any securities exchange or other system on which the Shares of the Company may be listed or otherwise authorised for trading from time to time.

“Exchange Act”	means the Securities Exchange Act of 1934 of the United States of America.

“Medtronic”	means Medtronic, Inc., a corporation incorporated in the State of Minnesota.

“Member”	means a person who has agreed to become a Member of the Company and whose name is entered in the Register of Members as a registered holder of Shares.

“Memorandum”	means the memorandum of association of the Company as amended from time to time by Special Resolution.

“Merger”	means the merger of MergerSub with and into Medtronic, Inc. with Medtronic, Inc. surviving the merger as a wholly owned indirect subsidiary of the Company, the terms and conditions of which are provided for in that certain transaction agreement, dated as of June 15, 2014, by and among the Company, Medtronic, Covidien plc and the other parties thereto (as amended from time to time).

“Merger Consideration”	has the meaning set out in Article 185.

“Merger Effective Time”	has the meaning set out in Article 185.

“MergerSub”	means Aviation Merger Sub, LLC, a limited liability company formed in the State of Minnesota.

“month”	means a calendar month.

“Ordinary Resolution”	means an ordinary resolution of the Company’s Members within the meaning of section 141 of the 1963 Act.

“paid-up”	means paid-up in accordance with the 1983 Act as to the nominal value and any premium payable in respect of the issue of any Shares and includes credited as paid-up.

“Redeemable Shares”	means redeemable shares in accordance with section 206 of the 1990 Act.

“Register of Members” or “Register”	means the register of Members of the Company maintained by or on behalf of the Company, in accordance with the Companies Acts and includes (except where otherwise stated) any duplicate Register of Members.

“registered office”	means the registered office for the time being of the Company.

“Seal”	means the seal of the Company, if any, and includes every duplicate seal.

“Secretary”	means the person appointed by the Board to perform any or all of the duties of secretary of the Company and includes an Assistant Secretary and any person appointed by the Board or the Secretary to perform the duties of secretary of the Company, in each case, when acting in the capacity of the secretary of the Company.

“Share” and “Shares”	means a share or shares in the capital of the Company.

“Special Resolution”	means a special resolution of the Company’s Members within the meaning of section 141 of the 1963 Act.

2.2.	In these Articles:

2.2.1.	words importing the singular number include the plural number and vice-versa;

2.2.2.	words importing the feminine gender include the masculine gender and the neuter and vice-versa;

2.2.3.	words importing persons include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, whether of Ireland or elsewhere and references to a company, except where used in reference to this Company, shall be deemed to include any person, partnership, limited partnership, limited liability partnership, limited liability company, other corporate body, trust or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere;

2.2.4.	expressions referring to “written” and “in writing” shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form except as provided in these Articles and/or where it constitutes writing in electronic form sent to the Company;

2.2.5.	expressions referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature;

2.2.6.	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.2.7.	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.2.8.	reference to “officer” or “officers” in these Articles means any executive that has been designated by the Company as an “officer” and, for the avoidance of doubt, shall not have the meaning given to such term in the 1963 Act and any such officers shall not constitute officers of the Company within the meaning of section 2(1) of the 1963 Act;

2.2.9.	headings are inserted for reference only and shall be ignored in construing these Articles;

2.2.10.	references to US$, USD, $ or dollars shall mean United States dollars, the lawful currency of the United States of America and references to €, euro, or EUR shall mean the euro, the lawful currency of Ireland; and

2.2.11.	save as otherwise expressly provided in these Articles, where a provision of these Articles expressly covers substantially the same subject matter as an optional provision of the Companies Acts, the section of the Companies Acts shall be deemed not to apply to the Company and, for the avoidance of doubt, these Articles shall be deemed to have effect and prevail over the terms of such optional provision of the Companies Acts which would otherwise apply.

REGISTERED OFFICE

3.	The registered office shall be at such place in Ireland as the Board from time to time shall decide.

SHARE CAPITAL; ISSUE OF SHARES

4.	The authorised share capital of the Company is €40,000 and US$26,260,000 divided into 40,000 Euro Deferred Shares of €1.00 each, 2,600,000,000 Ordinary Shares of US$0.0001 each, 127,500,000 Preferred Shares of $0.20 each and 500,000 A Preferred Shares of $1.00 each.

5.	Subject to the provisions of these Articles relating to new Shares, the Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Companies Acts) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its Members, but so that no Share shall be issued at a discount save in accordance with sections 26(5) and 28 of the 1983 Act, and so that, in the case of Shares offered to the public for subscription, the amount payable on application on each such Share shall not be less than one-quarter of the nominal amount of the Share and the whole of any premium thereon. To the extent permitted by the Companies Acts, Shares may also be allotted by a committee of the Directors or by any other person where such committee or person is so authorised by the Directors.

6.	Subject to any requirement to obtain the approval of Members under any laws, regulations or the rules of any Exchange, the Board is authorised, from time to time, to grant such persons, for such periods and upon such terms as the Board deems advisable, options or awards to purchase or subscribe for any number of Shares of any class or classes or of any series of any class and other securities or ownership interests of the Company as the Board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options or awards to be issued.

7.

7.1.	The Directors are, for the purposes of section 20 of the 1983 Act, generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said section 20) up to the amount of the Company’s authorised share capital as at the date of adoption of these Articles and to allot and issue any Shares purchased or redeemed by or on behalf of the Company pursuant to the provisions of Part XI of the 1990 Act and held as treasury shares and, unless renewed or a longer period of time is allowed under applicable law, this authority shall expire five years from the date of adoption of these Articles.

7.2.	The Directors are hereby empowered pursuant to sections 23 and 24(1) of the 1983 Act to allot equity securities within the meaning of the said section 23 for cash pursuant to the authority conferred by Article 7.1 as if section 23(1) of the said 1983 Act did not apply to any such allotment. The Company may before the expiry of such authority make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred by Article 7.1 had not expired.

7.3.	The Company may issue share warrants to bearer pursuant to section 88 of the 1963 Act.

8.	Without prejudice to any special rights previously conferred on the holders of any existing Shares or class of Shares or any rights conferred on the Directors pursuant to Article 18, any Share in the Company may be issued with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by Ordinary Resolution determine.

9.	The Company may pay commission to any person in consideration of any person subscribing or agreeing to subscribe, whether absolutely or conditionally, for the Shares in the Company or procuring or agreeing to procure subscriptions, whether absolute or conditional, for any Shares in the Company on such terms and, subject to the provisions of the Companies Acts and to such conditions as the Board may determine, including by paying cash or allotting and issuing fully or partly paid Shares or any combination of the two. The Company may also on any issue of Shares pay such brokerage as may be lawful.

ORDINARY SHARES

10.	The rights and restrictions attaching to the Ordinary Shares shall be as follows:

10.1.	subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and any rules or regulations applicable to the conduct of any general meeting of the Company, the right to attend and speak at any general meeting of the Company and to exercise one vote per Ordinary Share held at any general meeting of the Company;

10.2.	the right to participate pro rata in all dividends declared by the Company with respect to the Ordinary Shares; and

10.3.	the right, in the event of the Company’s winding up, to participate pro rata with all other Ordinary Shares in the total assets of the Company.

11.	The rights attaching to the Ordinary Shares shall be subject to the terms of issue of any series or class of Preferred Shares allotted by the Directors from time to time in accordance with Article 18.

12.

12.1.	If an Ordinary Share is not listed on a recognised stock exchange within the meaning of the 1990 Act, it shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company (including any agent or broker acting on behalf of the Company) and any person (who may or may not be a Member) pursuant to which the Company acquires or will acquire Ordinary Shares, or an interest in Ordinary Shares, from the relevant person. In these circumstances, the acquisition of such shares by the Company, save where acquired for nil consideration in accordance with the Companies Acts, shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act. No resolution, whether special or otherwise, shall be required to be passed to deem any Ordinary Share a Redeemable Share.

12.2.	If an Ordinary Share is listed on a recognised stock exchange within the meaning of the 1990 Act, the provisions of Article 12.1 shall apply unless the Board resolves, prior to the existence or creation of any relevant arrangement, that the arrangement concerned is to be treated as an acquisition of Shares pursuant to Article 36.3, in which case the arrangement shall be so executed.

13.	All Ordinary Shares shall rank pari passu with each other in all respects.

EURO DEFERRED SHARES

14.	The holders of the Euro Deferred Shares shall not be entitled to receive any dividend or distribution and shall not be entitled to receive notice of, nor to attend, speak or vote at, any general meeting of the Company. On a return of assets, whether on liquidation or otherwise, the Euro Deferred Shares shall entitle the holder thereof only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on the Ordinary Shares plus the payment of $5,000,000 on each of the Ordinary Shares and the holders of the Euro Deferred Shares (as such) shall not be entitled to any further participation in the assets or profits of the Company.

15.	The Special Resolution adopting these Articles passed on the Adoption Date shall be deemed to confer irrevocable authority on the Company at any time after the Adoption Date:

15.1.	to acquire all or any of the fully paid Euro Deferred Shares otherwise than for valuable consideration in accordance with section 41(2) of the 1983 Act and without obtaining the sanction of the holders thereof;

15.2.	to appoint any person to execute on behalf of the holders of the Euro Deferred Shares remaining in issue (if any) a transfer thereof and/or an agreement to transfer the same otherwise than for valuable consideration to the Company or to such other person as the Company may nominate;

15.3.	to cancel any acquired Euro Deferred Shares; and

15.4.	pending such acquisition and/or transfer and/or cancellation, to retain the certificate (if any) for such Euro Deferred Shares.

16.	In accordance with section 43(3) of the 1983 Act, the Company shall, not later than three (3) years after any acquisition by it of any Euro Deferred Shares as aforesaid, cancel such shares (except those which, or any interest of the Company in which, it shall have previously disposed of) and reduce the amount of the share capital by the nominal value of the shares so cancelled and the Board may take such steps as are requisite to enable the Company to carry out its obligations under that subsection without complying with sections 72 and 73 of the 1963 Act, including passing resolutions in accordance with section 43(5) of the 1983 Act.

17.	Neither the acquisition by the Company otherwise than for valuable consideration of all or any of the Euro Deferred Shares nor the redemption thereof nor the cancellation thereof by the Company in accordance with these Articles shall constitute a variation or abrogation of the rights or privileges attached to the Euro Deferred Shares, and accordingly the Euro Deferred Shares or any of them may be so acquired, redeemed and cancelled without any such consent or sanction on the part of the holders thereof. The rights conferred upon the holders of the Euro Deferred Shares shall not be deemed to be varied or abrogated by the creation of further shares ranking in priority thereto or pari passu therewith.

PREFERRED SHARES

18.	The Directors are authorised to issue all or any of the authorised but unissued Preferred Shares from time to time in one or more classes or series, and to fix for each such class or series such voting power, full or limited, or no voting power, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Directors providing for the issuance of such class or series, including the authority to provide that any such class or series may be:

18.1.	redeemable at the option of the Company, or the holders, or both, with the manner of the redemption to be set by the Directors, and redeemable at such time or times, including upon a fixed date, and at such price or prices;

18.2.	entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes of Shares or any other series;

18.3.	entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; or

18.4.	convertible into, or exchangeable for, Shares of any other class or classes of Shares, or of any other series of the same or any other class or classes of Shares, of the Company at such price or prices or at such rates of exchange and with such adjustments as the Directors determine, which rights and restrictions may be as stated in such resolution or resolutions of the Directors as determined by them in accordance with this Article 18. The Directors may at any time before the allotment of any Preferred Share by further resolution in any way amend the designations, preferences, rights, qualifications, limitations or restrictions, or vary or revoke the designations of such Preferred Shares.

19.	The rights conferred upon the holder of any pre-existing Shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of Preferred Shares in accordance with Article 18.

A PREFFERED SHARES

20.	The A Preferred Shares shall entitle the holders thereof to the following rights:

20.1.	The holder of the A Preferred Shares shall be entitled in priority to any payment of dividend on any other class of Shares in the Company to be paid a dividend in the amount per A Preferred Share equal to twice the dividend to be paid per Ordinary Share;

20.2.	On a return of assets, whether on liquidation or otherwise, the A Preferred Shares shall entitle the holder thereof to repayment of the capital paid up thereon (including any share premium) in priority to any repayment of capital to the holder(s) of any other Shares and the holders of the A Preferred Shares (as such) shall not be entitled to any further participation in the assets or profits of the Company; and

20.3.	The holders of the A Preferred Shares shall not be entitled to receive notice of, nor to attend, speak or vote at any meeting of some or all of the Members of the Company.

21.

21.1.	If an A Preferred Share is not listed on a recognised stock exchange within the meaning of the 1990 Act, it shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company (including any agent or broker acting on behalf of the Company) and any person (who may or may not be a Member) pursuant to which the Company acquires or will acquire A Preferred Shares, or an interest in A Preferred Shares, from the relevant person. In these circumstances, save where acquired for nil consideration in accordance with the Companies Acts, the acquisition of such shares by the Company shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act. No resolution, whether special or otherwise, shall be required to be passed to deem any A Preferred Share a Redeemable Share.

21.2.	If an A Preferred Share is listed on a recognised stock exchange within the meaning of the 1990 Act, the provisions of Article 21.1 shall apply unless the Board resolves, prior to the existence or creation of any relevant arrangement, that the arrangement concerned is to be treated as an acquisition of Shares pursuant to Article 36.3, in which case the arrangement shall be so executed.

ISSUE OF WARRANTS

22.	The Board may issue warrants to subscribe for any class of Shares or other securities of the Company on such terms as it may from time to time determine.

CERTIFICATES FOR SHARES

23.	Unless otherwise provided for by the Board or the rights attaching to or by the terms of issue of any particular Shares, or to the extent required by any Exchange, depository or any operator of any clearance or settlement system, no person whose name is entered as a Member in the Register of Members shall be entitled to receive a share certificate for all Shares of each class held by him or her (nor on transferring a part of holding, to a certificate for the balance).

24.

Any share certificate, if issued, shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Board. Such certificates may be under Seal. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. The name and address of the person to whom the Shares represented thereby are issued, with the number of Shares and date of issue, shall be entered in the Register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and cancelled. The Board may authorise certificates to be issued with the Seal and authorised signature(s) affixed by some method or system of mechanical process. In respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

25.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating such evidence, as the Board may prescribe, and, in the case of defacement or wearing out, upon delivery of the old certificate.

REGISTER OF MEMBERS

26.	The Company shall maintain or cause to be maintained a Register of its Members in accordance with the Companies Acts.

27.	If the Board considers it necessary or appropriate, the Company may establish and maintain a duplicate Register or Registers of Members at such location or locations within or outside Ireland as the Board thinks fit. The original Register of Members shall be treated as the Register of Members for the purposes of these Articles and the Companies Acts.

28.	The Company, or any agent(s) appointed by it to maintain the duplicate Register of Members in accordance with these Articles, shall as soon as practicable and on a regular basis record or procure the recording of, in the original Register of Members all transfers of Shares effected on any duplicate Register of Members and shall at all times maintain the original Register of Members in such manner as to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Companies Acts.

29.	The Company shall not be bound to register more than four (4) persons as joint holders of any Share. If any Share shall stand in the names of two (2) or more persons, the person first named in the Register of Members shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company.

TRANSFER OF SHARES

30.	Subject to such of the restrictions of these Articles and to such of the conditions of issue or transfer as may be applicable, all transfers of Shares shall be effected by an instrument in writing (an “instrument of transfer”) in such form as the Board or the Secretary may approve. All such instruments of transfer must be left at the registered office or at such other place as the Board or the Secretary may specify and all such instruments of transfer shall be retained by the Company. An instrument of transfer need not be executed by the transferee.

31.

31.1.

The instrument of transfer of any Share shall be executed by the transferor or alternatively for and on behalf of the transferor by the Secretary (or such other person as may be nominated by the Secretary for this purpose) on behalf of the Company, and the Secretary (or relevant nominee), acting on behalf of the Company, shall be deemed to have been irrevocably appointed agent for the transferor of such Share or Shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such Share or Shares all such transfers of Shares held by the Members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of Shares agreed to be transferred, details of the total consideration payable and the date of the agreement to transfer the Shares, shall, once executed in accordance with this Article, be deemed to be a proper instrument of transfer for the purposes of section 81 of the 1963 Act.

31.2.	The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Board so determine.

31.3.	The Company, insofar as the Companies Acts or any other applicable law permits, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of Shares on behalf of the transferee of such Shares of the Company. If stamp duty resulting from the transfer of Shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled, but not required, to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those Shares or (iii) claim a first and permanent lien on the Shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid.

31.4.	Notwithstanding the provisions of these Articles and subject to any regulations made under section 239 of the 1990 Act, title to any Shares in the Company may also be evidenced and transferred without a written instrument in accordance with section 239 of the 1990 Act or any regulations made thereunder. The Board shall have power to permit any class of Shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

32.	The Board may, without assigning any reason for its decision, decline to register any transfer of any Share which is not a fully paid Share. The Board may also, without assigning any reason, refuse to register a transfer of any Share unless:

32.1.	the instrument of transfer is fully and properly completed and is lodged with the Company accompanied by the certificate for the Shares (if any) to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

32.2.	the instrument of transfer is in respect of only one class of Shares;

32.3.	a registration statement under the Securities Act of 1933 of the United States of America is in effect with respect to such transfer or such transfer is exempt from registration and, if requested by the Board, a written opinion from counsel reasonably acceptable to the Board is obtained to the effect that such transfer is exempt from registration;

32.4.	the instrument of transfer is properly stamped (in circumstances where stamping is required);

32.5.	in the case of a transfer to joint holders, the number of joint holders to which the Share is to be transferred does not exceed four;

32.6.	it is satisfied, acting reasonably, that all applicable consents, authorisations, permissions or approvals of any governmental body or agency in Ireland or any other applicable jurisdiction required to be obtained under relevant law prior to such transfer have been obtained; and

32.7.	it is satisfied, acting reasonably, that the transfer would not violate the terms of any agreement to which the Company (or any of its subsidiaries) and the transferor are party or subject.

33.	If the Board shall refuse to register a transfer of any Share, it shall, within two (2) months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal.

34.	The Company shall not be obligated to make any transfer to an infant or to a person in respect of whom an order has been made by a competent court or official on the grounds that he or she is or may be suffering from mental disorder or is otherwise incapable of managing his or her affairs or under other legal disability.

35.	Upon every transfer of Shares, the certificate (if any) held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and subject to Article 23 a new certificate may be issued without charge to the transferee in respect of the Shares transferred to him or her, and if any of the Shares included in the certificate so given up shall be retained by the transferor, a new certificate in respect thereof may be issued to him or her without charge.

REDEMPTION AND REPURCHASE OF SHARES

36.	Subject to the provisions of Part XI of the 1990 Act and the other provisions of this Article 36, the Company may:

36.1.	pursuant to section 207 of the 1990 Act, issue any Shares of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as may be determined by the Company in general meeting (by Special Resolution) on the recommendation of the Board;

36.2.	redeem Shares of the Company on such terms as may be contained in, or be determined pursuant to the provisions of, these Articles. Subject as aforesaid, the Company may cancel any Shares so redeemed or may hold them as treasury shares (as defined by section 209 of the 1990 Act) and re-issue such treasury shares as Shares of any class or classes or cancel them;

36.3.	subject to or in accordance with the provisions of the Companies Acts and without prejudice to any relevant special rights attached to any class of Shares, pursuant to section 211 of the 1990 Act, purchase any of its own Shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between Members or Members of the same class) and may cancel any Shares so purchased or hold them as treasury shares (as defined by section 209 of the 1990 Act) and may re-issue any such Shares as Shares of any class or classes or cancel them; or

36.4.	pursuant to section 210 of the 1990 Act, convert any of its Shares into Redeemable Shares provided that the total number of Shares which shall be redeemable pursuant to this authority shall not exceed the limit in section 210(4) of the 1990 Act. No resolution of Members, whether special or otherwise, shall be required to be passed to convert any of the Company’s Shares into Redeemable Shares.

37.	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Acts.

38.	The holder of the Shares being redeemed or purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

VARIATION OF RIGHTS OF SHARES

39.	Without prejudice to the authority conferred on the Directors pursuant to Article 18 to issue Preferred Shares in the capital of the Company, if at any time the share capital of the Company is divided into different classes or series of Shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the Shares of that class or series) may be varied or abrogated with the consent in writing of the holders of a majority of the issued Shares of that class or series entitled to vote on such variation or abrogation, or with the sanction of an Ordinary Resolution passed at a general meeting of the holders of the Shares of that class or series.

40.	The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to every such general meeting of the holders of one class or series of Shares except that the necessary quorum shall be one or more persons holding or representing by proxy at least a majority of the issued Shares of the class or series.

41.	The rights conferred upon the holders of the Shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class or series, be deemed to be varied by (i) the creation or issue of further Shares ranking pari passu therewith; (ii) a purchase or redemption by the Company of its own Shares; or (iii) the creation or issue for value (as determined by the Board) of further Shares ranking as regards participation in the profits or assets of the Company or otherwise in priority to them. For the avoidance of doubt:

41.1.	the issue, redemption or purchase of any of the 127,500,000 Preferred Shares of US$0.20 each shall not constitute a variation of the rights of the holders of Ordinary Shares; and

41.2.	the issue of Preferred Shares or any class or series of Preferred Shares which rank pari passu with, or junior to, any existing Preferred Shares or class or series of Preferred Shares shall not constitute a variation of the existing Preferred Shares or class or series of Preferred Shares.

LIEN ON SHARES

42.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all monies (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Board, at any time, may declare any Share to be wholly or in part exempt from the provisions of this Article 42. The Company’s lien on a Share shall extend to all monies payable in respect of it.

43.	The Company may sell in such manner as the Board determines any Share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice demanding payment, stating that if the notice is not complied with the Share may be sold, has been given to the holder of the Share or to the person entitled to it by reason of the death or bankruptcy of the holder.

44.	To give effect to a sale, the Board may authorise some person to execute an instrument of transfer of the Share(s) sold to, or in accordance with, the directions of the transferee. The transferee shall be entered in the Register as the holder of the Share(s) comprised in any such transfer and he or she shall not be bound to see to the application of the purchase monies nor shall his or her title to the Share be affected by any irregularity in, or invalidity of, the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

45.	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any monies not presently payable as existed upon the Shares before the sale) shall be paid to the person entitled to the Shares at the date of the sale.

46.	Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any Shares registered in the Register as held either jointly or solely by any Members or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Member by the Company on, or in respect of, any Shares registered as mentioned above or for or on account or in respect of any Member and whether in consequence of:

a)	the death of such Member;

b)	the non-payment of any income tax or other tax by such Member;

c)	the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Member or by or out of his or her estate; or

d)	any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of Shares renders the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

46.1.	the Company shall be fully indemnified by such Member or his or her executor or administrator from all liability;

46.2.	the Company shall have a lien upon all dividends and other monies payable in respect of the Shares registered in the Register as held either jointly or solely by such Member for all monies paid or payable by the Company as referred to above in respect of such Shares or in respect of any dividends or other monies thereon or for or on account or in respect of such Member under or in consequence of any such law, together with interest at the rate of fifteen percent (15%) per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

46.3.	the Company may recover as a debt due from such Member or his or her executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

46.4.	the Company may, if any such money is paid or payable by it under any such law as referred to above, refuse to register a transfer of any Shares by any such Member or his or her executor or administrator until such money and interest is set off or deducted as referred to above or, in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

47.	Subject to the rights conferred upon the holders of any class of Shares, nothing in Article 46 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company. As between the Company and every such Member as referred to above (and, his or her executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company.

CALLS ON SHARES

48.

Subject to the terms of allotment, the Board may make calls upon the Members in respect of any monies unpaid on their Shares and each Member (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his or her Shares. A call may be required or permitted to be paid in installments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part, and payment of a call may be postponed in whole or in part.

49.	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

50.	A person on whom a call is made shall (in addition to a transferee) remain liable notwithstanding the subsequent transfer of the Share in respect of which the call is made.

51.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

52.	If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Companies Acts), but the Board may waive payment of the interest wholly or in part.

53.	An amount payable in respect of a Share on allotment or at any fixed date, whether in respect of nominal value or by way of premium, shall be deemed to be a call and, if it is not paid, the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

54.	Subject to the terms of allotment, the Board may make arrangements on the issue of Shares for a difference between the holders in the amounts and times of payment of calls on their Shares.

55.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the monies uncalled and unpaid upon any Shares held by him or her, and upon all or any of the monies so advanced may pay (until the same would, but for such advance, become payable) interest at such rate as may be agreed upon between the Directors and the Member paying such sum in advance.

FORFEITURE

56.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors, at any time thereafter during such times as any part of the call or installment remains unpaid, may serve a notice on him or her requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued.

57.	The notice shall state a further day (not earlier than the expiration of fourteen (14) clear days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

58.	If the requirements of any such notice as aforesaid are not complied with, then at any time thereafter before the payment required by the notice has been made, any Shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Shares and not paid before forfeiture. The Board may accept a surrender of any Share liable to be forfeited hereunder.

59.	On the trial or hearing of any action for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the Shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the Member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

60.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal, such a Share is to be transferred to any person, the Board may authorise some person to execute an instrument of transfer of the Share to that person. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and thereupon he or she shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his or her title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

61.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but nevertheless shall remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him or her to the Company in respect of the Shares, without any deduction or allowance for the value of the Shares at the time of forfeiture but his or her liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the Shares.

62.	A statutory declaration or affidavit that the declarant is a Director or the Secretary of the Company, and that a Share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share.

63.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

64.	The Directors may accept the surrender of any Share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered Share shall be treated as if it has been forfeited.

NON-RECOGNITION OF TRUSTS

65.	The Company shall not be obligated to recognise any person as holding any Share upon any trust (except as is otherwise provided in these Articles or to the extent required by law) and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any Share, or any interest in any fractional part of a Share, or (except only as is otherwise provided by these Articles or the Companies Acts) any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder. This shall not preclude the Company from requiring the Members or a transferee of Shares to furnish the Company with information as to the beneficial ownership of any Share when such information is reasonably required by the Company.

TRANSMISSION OF SHARES

66.	If a Member dies, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he or she was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his or her interest in the Shares; but nothing herein contained shall release the estate of any deceased holder from any liability in respect of any Share which had been jointly held by him or her solely or jointly with other persons.

67.	A person becoming entitled to a Share in consequence of the death, bankruptcy, liquidation or insolvency of a Member, or otherwise becoming entitled to a Share by operation of any law, directive or regulation (whether of Ireland, the European Union, or any other jurisdiction) may elect, upon such evidence of title being produced as the Directors or the Secretary (or such other person as may be nominated by the Secretary for this purpose) may reasonably require at any time and from time to time, and subject as further provided in this Article, either to become the holder of the Share or to have some person nominated by him or her registered as the transferee. If he or she elects to become the holder of the Share, he or she shall give notice to the Company to that effect and, where the Directors or the Secretary (or such other person as may be nominated by the Secretary for this purpose) are satisfied with the evidence of title produced to them, they may register such persons as the holder of the Share, subject to the other provisions of these Articles and of the Companies Acts. If he or she elects to have another person registered, he or she shall execute an instrument of transfer of the Share to that person. All of these Articles relating to the transfer of Shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the event giving rise to the entitlement of the relevant person to the Shares had not occurred.

68.	A person becoming entitled to a Share by transmission shall have the rights to which he or she would be entitled if he or she were the holder of the Share (including the right to receive and give a valid discharge for any dividends, distributions or other moneys payable on or in respect of the Share), except that, before being registered as the holder of the Share, he or she shall not be entitled in respect of it to receive notices of, or to attend or vote at, any meeting of the Company or at any separate meeting of holders of any class of Shares in the Company, so, however, that the Directors or the Secretary (or such other person as may be nominated by the Secretary for this purpose), at any time, may give notice requiring any such person to elect either to be registered himself or herself or to transfer the Share and, if the notice is not complied with within ninety (90) days, the Directors or the Secretary (or such other person as may be nominated by the Secretary for this purpose) thereupon may withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION;

CHANGE OF LOCATION OF REGISTERED OFFICE; AND

ALTERATION OF CAPITAL

69.	The Company may by Ordinary Resolution (or as otherwise provided in these Articles or permitted under applicable law):

69.1.	divide its share capital into several classes and attach to them respectively any preferential, deferred, qualified or special rights, privileges or conditions;

69.2.	increase the authorised share capital by such sum to be divided into Shares of such nominal value, as such Ordinary Resolution shall prescribe;

69.3.	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

69.4.	by subdivision of its existing Shares or any of them, divide the whole or any part of its share capital into Shares of smaller nominal value than is fixed by the Memorandum subject to section 68(1)(d) of the 1963 Act, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived;

69.5.	cancel any Shares that at the date of the passing of the relevant Ordinary Resolution have not been taken or agreed to be taken by any person; and

69.6.	subject to applicable law, change the currency denomination of its share capital.

70.	Subject to the provisions of the Companies Acts, the Company may:

70.1.	by Special Resolution (or as otherwise required or permitted by applicable law) change its name, alter or add to the Memorandum with respect to any objects, powers or other matters specified therein or alter or add to these Articles;

70.2.	by Special Resolution (or as otherwise required or permitted by applicable law) reduce its issued share capital and any capital redemption reserve fund or any share premium account. In relation to such reductions, the Company may by Special Resolution (or as otherwise required or permitted by applicable law) determine the terms upon which the reduction is to be effected, including in the case of a reduction of part only of any class of Shares, those Shares to be affected; and

70.3.	by resolution of the Directors, change the location of its registered office.

71.	Whenever as a result of an alteration or reorganisation of the share capital of the Company any Members would become entitled to fractions of a Share, the Board may, on behalf of those Members, sell the Shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those Members, and the Board may authorise any person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his or her title to the Shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

72.	For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Board may provide, subject to the requirements of section 121 of the 1963 Act, that the Register of Members shall be closed for transfers at such times and for such periods, not exceeding in the whole thirty (30) days in each year. If the Register of Members shall be so closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, such Register of Members shall be so closed for at least five (5) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

73.	In lieu of, or apart from, closing the Register of Members, the Board may fix in advance a date as the record date (a) for any such determination of Members entitled to notice of or to vote at a meeting of the Members, which record date shall not be more than sixty (60) days before the date of such meeting, and (b) for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other proper purpose, which record date shall not be more than sixty (60) days prior to the date of payment of such dividend or other distribution or the taking of any action to which such determination of Members is relevant.

74.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles shall be the record date for such determination of Members. Where a determination of Members entitled to vote at any meeting of Members has been made as provided in these Articles, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the adjourned meeting, if they think fit.

GENERAL MEETINGS

75.	The Board shall convene and the Company shall hold annual general meetings in accordance with the requirements of the Companies Acts.

76.	The Board may, whenever it thinks fit, and shall, on the requisition in writing of any two Directors, the Chief Executive Officer, the Chief Financial Officer or Members holding such number of Shares as is prescribed by, and made in accordance with, section 132 of the 1963 Act (as amended or supplemented from time to time, including by any replacement statute), convene a general meeting in the manner required by the Companies Acts. All general meetings other than annual general meetings shall be called extraordinary general meetings. Where any provision of the Companies Acts confers rights on the members of a company to convene a general meeting without first directing the board of directors to convene a general meeting and expresses such rights to apply save where a company’s articles of association or constitution provides otherwise, such rights shall not apply to the Members of the Company.

77.	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notice calling it. Not more than fifteen (15) months shall elapse between the date of one annual general meeting of the Company and that of the next. Each general meeting shall be held at such time and place as designated by the Board and as specified in the notice of meeting. Subject to section 140 of the 1963 Act, all general meetings may be held outside of Ireland.

78.	The Board may authorise the Secretary to postpone any general meeting called in accordance with the provisions of these Articles (other than a meeting requisitioned by the Members in accordance with Section 132 of the 1963 Act or the postponement of which would be contrary to the Companies Acts, law or a Court order pursuant to the Companies Acts) if the Board considers that, for any reason, it is impractical or unreasonable to hold the general meeting, provided that notice of postponement is given to each Member before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with the provisions of these Articles.

NOTICE OF GENERAL MEETINGS

79.	Subject to the provisions of the Companies Acts allowing a general meeting to be called by shorter notice, an annual general meeting, and an extraordinary general meeting called for the passing of a Special Resolution, shall be called on at least twenty-one (21) clear days’ notice and all other extraordinary general meetings shall be called on at least fourteen (14) clear days’ notice. Such notice shall state the date, time, place of the meeting and, in the case of an extraordinary general meeting, the general nature of the business to be considered. Every notice shall specify such other details as are required by applicable law or the relevant code, rules and regulations applicable to the listing of the Shares on any Exchange.

80.	A general meeting of the Company shall, whether or not the notice specified in Article 79 has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if applicable law so permits and it is so agreed by the Auditors and by all the Members entitled to attend and vote thereat or by their proxies.

81.	The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given in any manner permitted by these Articles to all Members other than such as, under the provisions hereof or the terms of issue of the Shares they hold, those who are not entitled to receive such notice from the Company.

82.	There shall appear with reasonable prominence in every notice of general meetings of the Company a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her and that a proxy need not be a Member of the Company.

83.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

84.	In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting. A Member present, either in person or by proxy, at any general meeting of the Company or of the holders of any class of Shares in the Company will be deemed to have received notice of that meeting and, where required, of the purpose for which it was called.

PROCEEDINGS AT GENERAL MEETINGS

85.	All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and Auditors, the election of Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

86.	No business shall be transacted at any general meeting unless a quorum is present. One or more Members present in person or by proxy holding not less than a majority of the issued and outstanding Shares of the Company entitled to vote at the meeting in question shall be a quorum.

87.	In case a quorum is not present at a meeting convened upon the requisition of Members, the meeting may be adjourned from time to time without notice other than announcement at the time of adjournment of the date, time and place at which the meeting will be reconvened.

88.	If the Board wishes to make this facility available to Members for a specific or all general meetings of the Company, a Member may participate in any general meeting of the Company, by means of a telephone, video, electronic or similar communication equipment by way of which all persons participating in such meeting can communicate with each other simultaneously and instantaneously and such participation shall be deemed to constitute presence in person at the meeting.

89.	Each Director and the Auditors shall be entitled to attend and speak at any general meeting of the Company.

90.	The Chairman, or in his absence, some other Director nominated by the Directors shall preside at every general meeting of the Company, but if at any meeting neither the Chairman, nor such other Director, is present within fifteen minutes after the time appointed for the holding of the meeting, or if none of them are willing to act as Chairman, the Directors present shall choose some Director present to be Chairman, or if no Director is present, or if all the Directors present decline to take the chair, the Members present shall choose some Member present to be Chairman.

91.	The Chairman of the meeting may, and shall if so directed by the meeting (upon the passage of an Ordinary Resolution), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished, or which might have been transacted, at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

92.

92.1.	Subject to the Companies Acts, a resolution may only be put to a vote at a general meeting of the Company or of any class of Members if:

a)	it is specified in the notice of meeting;

b)	it is proposed by or at the direction of the Board;

c)	it is proposed at the direction of a court of competent jurisdiction;

d)	it is proposed pursuant to, and in accordance with, the procedures and requirements of Article 93 or 155;

e)	it is proposed on the requisition in writing of such number of Members as is prescribed by, and is made in accordance with, section 132 of the 1963 Act; or

f)	the Chairman of the meeting decides that the resolution may properly be regarded as within the scope of the meeting.

92.2.	No amendment may be made to a resolution, at or before the time when it is put to a vote, unless the Chairman of the meeting decides that the amendment or the amended resolution may properly be put to a vote at that meeting.

92.3.	If the Chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his or her ruling. Any ruling by the Chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

93.

93.1.	For business to be properly requested by a Member to be brought before a general meeting, the Member must:

a)	be a Member of the Company at the time of the giving of the notice for such general meeting;

b)	be entitled to vote at such meeting; and

c)	have given timely and proper notice in writing to the Secretary in accordance with this Article 93.

93.2.	To be timely for a general meeting, a Member’s notice to the Secretary must be delivered to or mailed and received at the registered office of the Company not less than fifty (50) days nor (except for shareholder proposals subject to Rule14a-8(a)(3)(i) of the Exchange Act) more than ninety (90) days prior to the meeting, provided, however, that in the event that less than sixty (60) days’ notice or prior public disclosure of the date of the meeting is given or made to the Members, notice by the Member to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

93.3.	Other than with respect to notices for nominations of directors (the proper form of which is specified in Article 155.3), to be in proper written form, a Member’s notice shall set forth as to each matter such Member proposes to bring before the meeting:

a)	A brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

b)	The name and address, as they appear in the Register of Members, of such Member;

c)	The class and number of Shares of the Company which are beneficially owned by the Member; and

d)	Any material interest of the Member in such business.

93.4.	The Chairman shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Article and, if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

94.	Except where a greater majority is required by the Companies Acts or these Articles, any question proposed for a decision of the Members at any general meeting of the Company or a decision of any class of Members at a separate meeting of any class of Shares shall be decided by an Ordinary Resolution.

95.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll. The Board or the Chairman may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

96.	A poll demanded on the election of the Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll has been demanded may be proceeded with pending the taking of the poll.

97.	No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded. On a poll, a Member entitled to more than one vote need not use all his or her votes or cast all the votes he or she uses in the same way.

98.	If authorised by the Board, any vote taken by written ballot may be satisfied by a ballot submitted by electronic and/or telephonic transmission, provided that any such electronic or telephonic submission must either set forth or be submitted with information from which it can be determined that the electronic or telephonic submission has been authorised by the Member or proxy.

99.	The Board may adopt such rules, regulations and procedures for the conduct of any meeting of the Members as it deems appropriate. Except to the extent inconsistent with any applicable rules, regulations or procedures adopted by the Board, the Chairman of any meeting may adopt such rules, regulations and procedures for the meeting, and take such actions with respect to the conduct of the meeting, as the Chairman of the meeting deems appropriate. The rules, regulations and procedures adopted may include, without limitation, ones that (i) establish an agenda or order of business, (ii) are intended to maintain order and safety at the meeting, (iii) contain limitations on attendance at or participation in the meeting to Members of record of the Company, their duly authorised proxies or such other persons as the Chairman of the meeting shall determine, (iv) contain restrictions on entry to the meeting after the time fixed for its commencement and (v) limit the time allotted to Member questions or comments.

100.	Subject to section 141 of the 1963 Act, a resolution in writing signed by all of the Members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and may consist of several documents in like form each signed by one or more persons, and if described as a Special Resolution shall be deemed to be a Special Resolution within the meaning of the 1963 Act. Any such resolution shall be served on the Company.

VOTES OF MEMBERS

101.	Subject to any rights or restrictions for the time being attached to any class or classes of Shares, every Member of record present in person or by proxy shall have one vote for each Share registered in his or her name in the Register of Members.

102.	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

103.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his or her committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

104.	No Member shall be entitled to vote at any general meeting unless he or she is registered as a Member on the record date for such meeting.

105.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

106.	Votes may be given either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting and may appoint a proxy to vote both in favour of and against the same resolution in such proportion as specified in the instrument appointing the proxy.

107.

107.1.	Every Member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his or her behalf and may appoint more than one proxy to attend, speak and vote at the same meeting. The appointment of a proxy or corporate representative shall be in such form and may be accepted by the Company at such place and at such time as the Board or the Secretary shall from time to time determine, subject to applicable requirements of the United States Securities and Exchange Commission and any Exchange on which the Shares are listed.

107.2.	Without limiting the foregoing, the Board or the Secretary may from time to time permit appointments of a proxy to be made by means of an electronic or internet communication or facility and may in a similar manner permit supplements to, or amendments or revocations of, any such electronic or internet communication or facility to be made. For the avoidance of doubt, such appointments of proxy made by electronic or internet communications (as permitted by the Board or the Secretary) will be deemed to be deposited at the place specified for such purpose once received by the Company. The Board or the Secretary may in addition prescribe the method of determining the time at which any such electronic or internet communication or facility is to be treated as deposited at the place specified for such purpose. The Board may treat any such electronic or internet communication or facility which purports to be or is expressed to be sent on behalf of a Member as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Member.

108.	Any body corporate which is a Member of the Company may authorise such person or persons as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company and the person or persons so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he or she represents as that body corporate could exercise if it were an individual Member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person or persons to act as the representative of the relevant body corporate.

109.	An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

110.	Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a Member from attending and voting at the meeting or at any adjournment thereof which attendance and voting will automatically cancel any proxy previously submitted.

111.	An appointment of proxy shall be valid, unless the contrary is stated therein, for any adjournment of the meeting as well as for the meeting to which it relates.

112.

A vote given in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the Share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no notice in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the registered office, at least one hour before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts; PROVIDED, HOWEVER, that where such direction is given in electronic form, it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

113.	The Board may send, at the expense of the Company and subject to applicable law (including the rules and regulations of the U.S. Securities and Exchange Commission), by post, electronic mail or otherwise, to the Members, forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

DIRECTORS

114.	The number of Directors on the Board shall be not less than three (3) nor more than fifteen (15). The authorised number of Directors (within such fixed maximum and fixed minimum numbers) shall be determined by the Board. The authorised number of Directors, as determined by the Board, may be increased or decreased by the affirmative vote of the holders of not less than seventy-five percent (75%) of the issued and outstanding Shares of the Company entitled to vote.

115.	The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Board from time to time, or a combination partly of one such method and partly the other. The amount, rate or basis of the remuneration or expenses to be paid to the Directors shall not require approval or ratification by the Company in general meeting.

116.	The Board may approve additional remuneration to any Director undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his or her ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his or her remuneration as a Director.

117.	Members of special or standing committees may be allowed like compensation for service on any such committees or for attending committee meetings, or both.

DIRECTORS’ AND OFFICERS’ INTERESTS

118.

A Director or an officer of the Company who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company shall, in accordance with section 194 of the 1963 Act, declare the nature of his or her interest at the first opportunity either (a) at a meeting of the Board at which the question of entering into the contract, transaction or arrangement is first taken into consideration, if the Director or officer of the Company knows this interest then exists, or in any other case, at the first meeting of the Board after learning that he or she is or has become so interested or (b) by providing a general notice to the Directors declaring that he or she is a Director or an officer of, or has an interest in, a person and is to be regarded as interested in any transaction or arrangement made with that person, and after giving such general notice it shall not be necessary to give special notice relating to any particular transaction.

119.	A Director may hold any other office or place of profit under the Company (other than the office of its Auditors) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Board may determine.

120.	A Director may act by himself or herself or by his or her firm in a professional capacity for the Company (other than as its Auditors) and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director.

121.	A Director may be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company or otherwise interested in any company promoted by the Company or in which the Company may be interested as member or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him or her as a Director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or Member of such other company; provided that he or she has declared the nature of his or her position with, or interest in, such company to the Board in accordance with Article 118.

122.	No person shall be disqualified from the office of Director or from being an officer of the Company or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or officer of the Company shall be in any way interested be or be liable to be avoided, nor shall any Director or officer of the Company so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or officer of the Company holding office or of the fiduciary relation thereby established; provided that:

122.1.	he or she has declared the nature of his or her interest in such contract or transaction to the Board in accordance with Article 118; and

122.2.	the contract or transaction is approved by a majority of the disinterested Directors, notwithstanding the fact that the disinterested Directors may represent less than a quorum.

123.	A Director may be counted in determining the presence of a quorum at a meeting of the Board which authorises or approves the contract, transaction or arrangement in which he or she is interested and he or she shall be at liberty to vote in respect of any contract, transaction or arrangement in which he or she is interested, provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him or her in accordance with Article 118, at or prior to its consideration and any vote thereon.

124.	For the purposes of Article 118:

124.1.	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified;

124.2.	an interest of which a Director has no knowledge and of which it is unreasonable to expect him or her to have knowledge shall not be treated as an interest of his or hers; and

124.3.	a copy of every declaration made and notice given under Article 118 shall be entered within three (3) days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, the Auditors or Member of the Company at the registered office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

POWERS AND DUTIES OF DIRECTORS

125.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Companies Acts or by these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these Articles and to the provisions of the Companies Acts. No resolution made by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

126.	The Board shall have the power to appoint and remove officers on such terms as the Board sees fit and to give such titles and delegate such responsibilities to those executives as it sees fit.

127.	The Company may exercise the powers conferred by section 41 of the 1963 Act with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

128.	Unless otherwise ordered by the Board, the chief executive officer shall have the authority to exercise the voting powers conferred by shares of any other company held or owned by the Company in such manner in all respects as he or she thinks fit and in particular they may exercise their voting powers in favour of any resolution appointing the directors or any of them as director or officers of such other company or providing for the payment of remuneration or pensions to the directors or officers of such other company. The Board may from time to time confer like powers upon any other person or persons.

129.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall from time to time by resolution determine.

130.	The Directors may from time to time authorise such person or persons as they see fit to perform all acts, including without prejudice to the foregoing, to effect a transfer of any shares, bonds, or other evidences of indebtedness or obligations, subscription rights, warrants, and other securities in another company in which the Company holds an interest and to issue the necessary powers of attorney for the same; and each such person is authorised on behalf of the Company to vote such securities, to appoint proxies with respect thereto, and to execute consents, waivers and releases with respect thereto, or to cause any such action to be taken.

131.	The Board may exercise all powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds or such other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

132.

The Directors may procure the establishment and maintenance of or participate in, or contribute to, any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors or officers) who are or shall have been at any time in the employment or service of the Company or of any company which is or was a subsidiary or holding company of the Company or of any predecessor in business of the Company or any such subsidiary or holding company (including, for the avoidance of doubt, Medtronic and Covidien plc) and the wives, husbands, widows, widowers, families, relatives or dependants of any such persons. The Directors may also procure the establishment and subsidy of or subscription to and support of any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or its Members, and payments for or towards the issuance of any such persons as aforesaid and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object; provided that any Director shall be entitled to retain any benefit received by him or her under this Article 132, subject only, where the Companies Acts require, to disclosure to the Members and the approval of the Company in general meeting.

133.	The Board may from time to time provide for the management of the affairs of the Company in such manner as it shall think fit and the specific delegation provisions contained in the Articles shall not limit the general powers conferred by these Articles.

MINUTES

134.	The Board shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Board, all resolutions and proceedings at meetings of the Company or the holders of any class of Shares, of the Board and of committees of the Board, including the names of the Directors present at each meeting.

DELEGATION OF THE BOARD’S POWERS

135.	The Board may, by resolution approved by the affirmative vote of a majority of the Board, delegate any of its powers (with power to sub-delegate) to any committee consisting of one or more Directors (or other persons solely for the purpose of Article 135.3). The Board may also delegate to any Director, officer or member of the management of the Company or any of its subsidiaries such of its powers as it considers desirable to be exercised by him or her. The Board may also designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Any such delegation may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of its own powers (but only if exclusion is explicitly so provided in such delegation) and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of the Board shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying. Each committee shall keep regular minutes and report to the Board when required. Such committees include but are not limited to the following:

135.1.	Audit Committee: The Directors shall by resolution appoint members of the Board who are independent of management and who are free of any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment, as an Audit Committee with such powers and duties as the Board may deem appropriate, subject to review by the Board.

135.2.	Compensation Committee: The Directors shall by resolution appoint members of the Board who are independent of management and who are free of any relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment, as a Compensation Committee with such powers and duties as the Board may deem appropriate, subject to review by the Board.

135.3.	Committee of Disinterested Persons: The Board may by resolution establish a committee composed of two or more disinterested Directors or other disinterested persons to determine whether it is in the best interests of the Company to pursue a particular legal right or remedy of the Company and whether to cause the dismissal or discontinuance of a particular proceeding that seeks to assert a right or remedy on behalf of the Company. The committee, once established, is not subject to the direction or control of, or termination by, the Board. A vacancy on the committee may be filled by a majority vote of the remaining committee members. The good faith determinations of the committee are binding upon the Company and its Directors, officers and Members. The committee terminates when it issues a written report of its determinations to the Board.

136.	The Board may, by power of attorney or otherwise, appoint any person to be the agent of the Company on such conditions as the Board may determine, provided that the delegation is not to the exclusion of its own powers and may be revoked by the Board at any time.

137.	The Board may, by power of attorney or otherwise, appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Board may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him or her.

CHAIRMAN AND EXECUTIVE OFFICERS

138.	The Board may elect any Director as Chairman of the Board and determine the period for which he or she is to hold office.

139.	In addition to the Chairman, the Directors and the Secretary, the Company may have such officers as the Board may from time to time determine and, without limitation to the foregoing, the Board may appoint any person (whether or not a Director) to fill the following positions: chief executive officer, chief financial officer, president, treasurer and controller. Any person may hold more than one of the foregoing positions.

140.	Any person elected or appointed pursuant to Articles 138 and 139 shall hold his or her office or other position for such period and on such terms as the Board may determine and the Board may revoke or vary any such election or appointment at any time by resolution of the Board. Any such revocation or variation shall be without prejudice to any claim for damages that such person may have against the Company or the Company may have against such person for any breach of any contract of service between him or her and the Company which may be involved in such revocation or variation. If any such office or other position becomes vacant for any reason, the vacancy may be filled by the Board.

141.	Except as provided in the Companies Acts or these Articles, the powers and duties of any person elected or appointed to any office or executive or official position pursuant to Articles 138 and 139 shall be such as are determined from time to time by the Board.

142.	Any officer may resign at any time by giving written notice to the Company. The resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified in the notice.

143.	The use of the word “officer” (or similar words) in the title of any executive or other position shall not be deemed to imply that the person holding such executive or other position is an “officer” of the Company within the meaning of the Companies Acts.

PROCEEDINGS OF DIRECTORS

144.	Except as otherwise provided by these Articles, the Directors shall meet together for the despatch of business, convening, adjourning and otherwise regulating their meetings and procedures as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting at which there is a quorum. Each Director shall have one vote.

145.	Regular meetings of the Board may be held at such times and places as may be provided for in resolutions adopted by the Board. No additional notice of a regularly scheduled meeting of the Board shall be required.

146.

A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors by at least 24 hours’ notice (or if notice is mailed, at least 4 days’ notice) in writing to every Director, unless notice is waived by all the Directors either at, before or after the meeting is held and, provided further, if notice is given in person, by telephone, cable, telex, telecopy or email, the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organisation, as the case may be. The accidental omission to give notice of a meeting of the Directors to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting. The presence of a Director at a meeting of the Directors shall be deemed to be a waiver of any failure to give due notice of such meeting unless such Director states that he or she is not waiving any such failure promptly following the calling to order of such meeting.

147.	The quorum necessary for the transaction of the business of the Board shall be a majority of the Directors in office. If a quorum shall not be present at any meeting of the Board, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

148.	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

149.	Any casual vacancy shall only be filled by decision of a majority of the Board then in office, provided that a quorum is present. Any Director elected to fill a vacancy shall hold office until the next election of directors and until his or her successor shall be elected. Any vacancy on the Board, including a vacancy that results from an increase in the number of Directors or from the death, resignation, retirement, disqualification or removal of a Director, shall be deemed a casual vacancy.

150.	If no Chairman is elected, or if at any meeting the Chairman is not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be the chairman of the meeting or proceed without a chairman of the meeting.

151.	All acts done by any meeting of the Directors or of a committee of Directors shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director.

152.	Members of the Board or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the telephone call or similar communication was initiated.

153.	A resolution or other document in writing (in electronic form or otherwise), signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors, shall be as valid and effectual as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the content of documents.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

154.	The office of a Director shall be vacated ipso facto:

154.1.	on the death of a Director;

154.2.	if he or she resigns his or her office, on the date on which notice of his or her resignation is delivered to the registered office or tendered at a meeting of the Board or on such later date as may be specified in such notice;

154.3.	on him or her being prohibited by law from being a Director; or

154.4.	on him or her ceasing to be a Director by virtue of any provision of the Companies Acts.

APPOINTMENT, ROTATION, REMOVAL AND NOMINATION OF DIRECTORS

155.

155.1.	No person shall be appointed a Director, unless nominated in accordance with the provisions of this Article 155. Nominations of persons for election to the Board at a general meeting may be made:

(a)	by or at the direction of the Board or a committee thereof;

(b)	with respect to election at a general meeting, by any Member who holds Ordinary Shares or other Shares carrying the general right to vote at general meetings of the Company, who is a Member at the time of the giving of the required notice provided for in these Articles and at the time of the relevant general meeting, and who timely complies with the notice procedures set forth in these Articles; and

(c)	with respect to election at an extraordinary general meeting requisitioned in accordance with section 132 of the 1963 Act, by a Member or Members who hold Ordinary Shares or other Shares carrying the general right to vote at general meetings of the Company and who make such nomination in the written requisition of the extraordinary general meeting in accordance with these Articles and the Companies Acts relating to nominations of Directors and the proper bringing of special business before an extraordinary general meeting,

(sub-clauses (b) and (c) being the exclusive means for a Member to make nominations of persons for election to the Board).

155.2.	For nominations of persons for election as Directors at a general meeting to be timely, a Member’s notice must comply with the requirements of Article 93.2.

155.3.	To be in proper written form, a Member’s notice for nomination(s) of person(s) for election must in addition to any other applicable requirements set forth:

(a)	as to each person whom the Member proposes to nominate for election or re-election as a Director, all information relating to such person that is required to be disclosed in solicitations for proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A of the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

(b)	as to the Member giving the notice and each beneficial owner, if different, on whose behalf the nomination is made:

(i)	the name and address of such Member (as they appear on the Company’s Register of Members) and each such beneficial owner; and

(ii)	the class and number of Shares in the Company which each such Member and each such beneficial owner is the registered or beneficial owner of.

155.4.	The Chairman of the meeting shall determine whether a nomination was not made in accordance with the procedures prescribed by these Articles, and if he or she should so determine, he or she shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

155.5.	The Company may require any proposed nominee to furnish such other information as it may reasonably require, including the completion of any questionnaires, to determine the eligibility of such proposed nominee to serve as a Director of the Company and the impact that such service would have on the ability of the Company to satisfy the requirements of laws, rules, regulations and listing standards applicable to the Company or its Directors.

156.	If at any meeting of Members resolutions are passed in respect of the election or re-election (as the case may be) of Directors which would result in the maximum number of Directors fixed in accordance with these Articles being exceeded, then those Director(s), in such number as exceeds such maximum fixed number, receiving at that meeting the lowest number of votes in favour of election or re-election (as the case may be) shall, notwithstanding the passing of any resolution in their favour, not be elected or re-elected (as the case may be) to the Board; provided, that this Article shall not limit the rights of holders of any class or series of Shares then in issue having special rights to nominate or appoint Directors in accordance with the terms of issue of such class or series; provided, further, that nothing in this Article 156 will require or result in the removal of a Director whose election or re-election to the Board was not voted on at such meeting.

157.	The Company may from time to time by Special Resolution increase or reduce the maximum or minimum number of Directors.

158.	At every annual general meeting of the Company, all of the Directors shall retire from office unless re-elected by Ordinary Resolution at the annual general meeting. A Director retiring at a meeting shall retain office until the close of that meeting (including any adjournment thereof).

159.	Every Director shall be eligible to stand for re-election at an annual general meeting.

160.	The Company may, by Ordinary Resolution, of which extended notice has been given in accordance with section 142 of the 1963 Act, remove any Director before the expiration of his or her period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him or her and the Company.

161.	The Company may, by Ordinary Resolution, appoint another person in place of a Director removed from office under Article 160.

162.	Notwithstanding any other provision of these Articles, the Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed the number fixed by or in accordance with these Articles as the maximum number of Directors. A Director so appointed shall hold office until the next election of directors and until his or her successor shall be elected.

SECRETARY

163.	The Secretary shall be appointed by the Board at such remuneration (if any) and on such terms as the Board sees fit and any Secretary so appointed may be removed by the Board at any time.

164.	The duties of the Secretary shall be those prescribed by the Companies Acts, together with such other duties as shall from time to time be prescribed by the Board, and in any case, shall include the making and keeping of records of the votes, doings and proceedings of all meetings of the Members and the Board of the Company, and committees, and the authentication of records of the Company.

165.	A provision of the Companies Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

SEAL

166.	The Company may, if the Board so determines, have a Seal (including any official seals kept pursuant to the Companies Acts) which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that regard and every instrument to which the Seal has been affixed shall be signed by any person who shall be either a Director or the Secretary or some other person authorised by the Board, either generally or specifically, for the purpose.

167.	The Company may have for use in any place or places outside Ireland a duplicate Seal or Seals, each of which shall be a duplicate of the Seal of the Company, except, in the case of a seal for use in sealing documents creating or evidencing securities issued by the Company, for the addition on its face of the word “Securities” and, if the Board so determines, with the addition on its face of the name of every place where it is to be used.

DIVIDENDS, DISTRIBUTIONS AND RESERVES

168.	The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Board. Any general meeting declaring a dividend and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Board shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Board may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Board.

169.	Subject to the Companies Acts, the Board may from time to time declare dividends (including interim dividends) and distributions on Shares outstanding and authorise payment of the same out of the funds of the Company lawfully available therefore and in any currency chosen at its discretion.

170.	The Board may, before declaring any dividends or distributions, set aside such sums as it thinks proper as a reserve or reserves which shall, as directed by the Board, be applicable for any purpose of the Company and pending such application may, as directed by the Board, be employed in the business of the Company. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to dividend.

171.	No dividend, interim dividend or distribution shall be paid otherwise than in accordance with the provisions of Part IV of the 1983 Act.

172.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of Shares, they shall be declared and paid according to the amounts paid or credited as paid on the Shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles.

173.	The Directors may deduct from any dividend payable to any Member all sums of money (if any) immediately payable by him or her to the Company in relation to his or her Shares.

174.

Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by cheque or warrant sent through the post, or sent by any electronic or other means of payment, directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant, electronic or other payment shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than US$, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any Member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

175.	No dividend or distribution shall bear interest against the Company.

176.	If the Directors so resolve, subject to applicable law, any dividend which has remained unclaimed for twelve (12) years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other monies payable in respect of a Share into a separate account shall not constitute the Company a trustee in respect thereof.

CAPITALISATION

177.	Without prejudice to any powers conferred on the Directors as aforesaid, and subject to the Board’s authority to issue and allot Shares under Articles 7 and 8, the Board may:

177.1.	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

177.2.	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of Shares held by them respectively and apply that sum on their behalf in or towards paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Members (or as the Board may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits that are not available for distribution may, for the purposes of this Article 177, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

177.3.	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve, including where Shares or debentures become distributable in fractions, the Board may deal with the fractions as it thinks fit;

177.4.	authorise a person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for the allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation and any such agreement made under this authority being effective and binding on all those Members; and

177.5.	generally do all acts and things required to give effect to the resolution.

177.6.	Any such capitalisation will not require approval or ratification by the Members of the Company.

ACCOUNTS

178.	The Board shall cause to be kept proper books of account, whether in the form of documents, electronic form or otherwise, that:

178.1.	correctly record and explain the transactions of the Company;

178.2.	will at any time enable the financial position of the Company to be determined with reasonable accuracy;

178.3.	will enable the Board to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Companies Acts;

178.4.	will record all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company; and

178.5.	will enable the accounts of the Company to be readily and properly audited.

179.	Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its Members or persons nominated by any Member. The Company may meet, but shall be under no obligation to meet, any request from any of its Members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its Members.

180.	The books of account shall be kept at the registered office of the Company or, subject to the provisions of the Companies Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

181.	Proper books shall not be deemed to be kept as required by Articles 178 to 180 if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

182.	In accordance with the provisions of the Companies Acts, the Board may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

183.	A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report shall be sent by post, electronic mail or any other means of communication (electronic or otherwise), not less than twenty-one (21) clear days before the date of the annual general meeting, to every person entitled under the provisions of the Companies Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the Address of the recipient notified to the Company by the recipient for such purposes.

AUDIT

184.	Auditors shall be appointed and their duties regulated in accordance with sections 160 to 163 of the 1963 Act or any statutory amendment thereof, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine.

MERGER MECHANISM

185.

Pursuant to the terms of the Merger, at the time the Merger becomes effective (the “Merger Effective Time”), MergerSub shall deposit (or cause to be deposited) with the exchange agent (the “Exchange Agent”), (A) certificates or, at the Company’s option, evidence of shares in book entry form, representing the aggregate number of Ordinary Shares of US$0.0001 each in the capital of the Company (the “Company Shares”) that the holders of Medtronic common stock (“Medtronic Shareholders”) have the right to receive pursuant to the Merger, and (B) the aggregate amount payable in lieu of any fractions of Shares in the Company that such Medtronic Shareholder has the right to receive pursuant to the Merger. All Shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Medtronic Exchange Fund”. As soon as reasonably practicable after the Merger Effective Time and in any event within five business days after the Merger Effective

Time, the Company shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Merger Effective Time represented outstanding Medtronic Shares (the “Medtronic Certificates”); and to each holder of record of non-certificated outstanding Medtronic Shares represented by book entry (the “Medtronic Book Entry Shares”), which at the Merger Effective Time were converted into the right to receive, for each such Medtronic Share, one Company Share (the “Merger Consideration”):

185.1.	a letter of transmittal which shall specify that delivery shall be effected, and that risk of loss and title to the Medtronic Certificates shall pass, only upon delivery of the Medtronic Certificates to the Exchange Agent or, in the case of the Medtronic Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and

185.2.	instructions for use in effecting the surrender of the Medtronic Certificates and the Medtronic Book Entry Shares (as applicable), in exchange for payment of the Merger Consideration therefor.

186.	Upon surrender of Medtronic Certificates and/or Medtronic Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Medtronic Certificates or Medtronic Book Entry Shares (as applicable) shall be entitled to receive in exchange therefore (i) that number of Company Shares into which such holder’s Medtronic shares represented by such holder’s properly surrendered Medtronic Certificates or Medtronic Book Entry Shares (as applicable) were converted pursuant to the Merger, and the Medtronic Certificates or Medtronic Book Entry Shares (as applicable) so surrendered shall forthwith be cancelled, and (ii) a cheque in an amount of U.S. dollars equal to any cash dividends or other distributions that such holder has a right to receive and the amount of any cash payable in lieu of any fractions of Shares in the Company that such holder has the right to receive pursuant to the Merger. In the event of transfers of ownership of shares of Medtronic common stock which are not registered in the transfer records of Medtronic, the proper number of Company Shares may be transferred to a person other than the person in whose name the Medtronic Certificate or the Medtronic Book Entry Shares (as applicable) so surrendered is registered, if such Medtronic Certificate or the Medtronic Book Entry Shares (as applicable) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such transfer shall pay any transfer or other taxes required by reason of the transfer of Company Shares to a person other than the registered holder of such Medtronic Certificate or Medtronic Book Entry Shares (as applicable) or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Any portion of the Medtronic Exchange Fund which has not been transferred to the holders of the Medtronic Certificates or the Medtronic Book Entry Shares (as applicable) as of the six-month anniversary of the Merger Effective Time shall be delivered to the Company or its designee, upon demand. Any holder of Medtronic Certificates or Medtronic Book Entry Shares (as applicable) who has not complied with the applicable exchange procedures or duly completed and validly executed the applicable documents necessary to receive the Merger Consideration prior to the six-month anniversary of the Merger Effective Time shall thereafter look only to the Company for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable laws).

NOTICES

187.	Any notice to be given, served, sent or delivered pursuant to these Articles shall be in writing (whether in electronic form or otherwise).

187.1.	A notice or document to be given, served, sent or delivered in pursuance of these Articles, and the annual report of the Company, may be given to, served on or delivered to any Director, Member or committee member by the Company:

(a)	by handing same to their authorised agent;

(b)	by delivering same to their registered address;

(c)	by sending same by the post in a pre-paid cover addressed to their registered address; or

(d)	by sending, with the consent of the Director, Member or committee member to the extent required by law, same by means of electronic mail or other means of electronic communication approved by the Directors or the Secretary (or such other person as may be nominated by the Secretary for this purpose), to the Address of the Director, Member or committee member notified to the Company by the Director, Member or committee member for such purpose (or if not so notified, then to the Address of the Director, Member or committee member last known to the Company). A notice or document may be sent by electronic means to the fullest extent permitted by the Companies Acts.

187.2.	For the purposes of these Articles and the Companies Act, a document shall be deemed to have been sent to a Director, Member or committee member if a notice is given, served, sent or delivered to the Director, Member or committee member and the notice specifies the website or hotlink or other electronic link at or through which the Director, Member or committee member may obtain a copy of the relevant document.

187.3.	Where a notice or document is given, served or delivered pursuant to sub-paragraph 187.1(a) or 187.1(b) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the Director, Member or committee member or his or her authorised agent, or left at his or her registered Address (as the case may be).

187.4.	Where a notice or document is given, served or delivered pursuant to sub-paragraph 187.1(c) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four (24) hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

187.5.	Where a notice or document is given, served or delivered pursuant to sub-paragraph 187.1(d) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of forty-eight (48) hours after despatch.

187.6.	Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a Member shall be bound by a notice given as aforesaid if sent to the last registered Address of such Member, or, in the event of notice given or delivered pursuant to sub-paragraph 187.1(d), if sent to the Address notified by the Company by the Member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such Member.

187.7.	Notwithstanding anything contained in this Article to the contrary, the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction.

187.8.

Any requirement in these Articles for the consent of a Member in regard to the receipt by such Member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s annual report, audited accounts and the Directors’ and auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the Member informing him or her of its intention to use electronic communications for such purposes and the Member has not, within four (4) weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a Member has given, or is deemed to have given, his/her consent to the receipt by such Member of electronic mail or other means of electronic communications approved by the Directors, she/he may revoke such consent at any time by requesting the Company to communicate with him or her in documented form; provided, however, that such revocation shall not take effect until five (5) days after written notice of the revocation is received by the Company. No such consent shall be necessary, and to the extent it is necessary, such consent shall be deemed to have been given, if electronic communications are permitted to be used under the rules and regulations of the U.S. Securities and Exchange Commission or any Exchange on which the Shares or other securities of the Company are listed.

187.9.	Without prejudice to the provisions of sub-paragraphs 187.1(a) and 187.1(b) of this Article, if at any time by reason of the suspension or curtailment of postal services in any territory, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a public announcement (as defined below) and such notice shall be deemed to have been duly served on all Members entitled thereto at noon (New York time) on the day on which the said public announcement is made. In any such case the Company shall put a full copy of the notice of the general meeting on its website. A “public announcement” shall mean disclosure in a press release reported by a financial news service or in a document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

188.	Notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder whose name stands first in the Register in respect of the Share and notice so given shall be sufficient notice to all the joint holders.

189.

189.1.	Every person who becomes entitled to a Share shall, before his or her name is entered in the Register in respect of the Share, be bound by any notice in respect of that Share which has been duly given to a person from whom he or she derives his or her title.

189.2.	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

190.	The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

191.	A Member present, either in person or by proxy, at any meeting of the Company or the holders of any class of Shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

UNTRACED HOLDERS

192.

192.1.	Subject to applicable law, the Company shall be entitled to sell, at the best price reasonably obtainable, any Share or stock of a Member or any Share or stock to which a person is entitled by transmission if and provided that:

(a)	for a period of twelve (12) years (not less than three (3) dividends having been declared and paid) no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the Member or to the person entitled by transmission to the Share or stock at his or her address on the Register or other than the last known address given by the Member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Member or the person entitled by transmission; and

(b)	at the expiration of the said period of twelve (12) years, the Company has given notice by advertisement in a leading newspaper circulating in the area in which the address referred to in paragraph (a) of this Article is located of its intention to sell such Share or stock; and

(c)	the Company has not during the further period of three (3) months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member or person entitled by transmission.

192.2.	To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of such Share or stock and such instrument of transfer shall be as effective as if it had been executed by the Member or person entitled by transmission to such Share or stock. The Company shall account to the Member or other person entitled to such Share or stock for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

192.3.	To the extent necessary in order to comply with any laws or regulations to which the Company is subject in relation to escheatment, abandonment of property or other similar or analogous laws or regulations (“Applicable Escheatment Laws”), the Company may deal with any Share of any Member and any unclaimed cash payments relating to such Share in any manner which it sees fit, including transferring or selling such Share and transferring to third parties any unclaimed cash payments relating to such Share.

192.4.	The Company may only exercise the powers granted to it in paragraph 192.1 above in circumstances where it has complied with, or procured compliance with, the required procedures (as set out in the Applicable Escheatment Laws) with respect to attempting to identify and locate the relevant member of the Company.

192.5.	Any stock transfer form to be executed by the Company in order to sell or transfer a Share pursuant to paragraph 192.1 may be executed in accordance with Article 31.1.

DESTRUCTION OF DOCUMENTS

193.	Subject to applicable law, the Company may destroy:

193.1.	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address, at any time after the expiry of two (2) years from the date such mandate variation, cancellation or notification was recorded by the Company;

193.2.	any instrument of transfer of Shares which has been registered, at any time after the expiry of six (6) years from the date of registration; and

193.3.	any other document on the basis of which any entry in the Register was made, at any time after the expiry of six (6) years from the date an entry in the Register was first made in respect of it;

193.4.

and it shall be presumed conclusively in favour of the Company that every share certificate (if any) so destroyed was a valid certificate duly and properly sealed and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

(a)	the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company (by a Member or a court) that the preservation of such document was relevant to a claim;

(b)	nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (a) above are not fulfilled; and

(c)	references in this Article to the destruction of any document include references to its disposal in any manner.

WINDING UP

194.	If the Company shall be wound up and the assets available for distribution among the Members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the Shares held by them respectively. And if in a winding up the assets available for distribution among the Members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said Shares held by them respectively. Provided that this Article shall not affect the rights of the Members holding Shares issued upon special terms and conditions.

194.1.	In case of a sale by the liquidator under section 260 of the 1963 Act, the liquidator may by the contract of sale agree so as to bind all the Members, for the allotment to the Members directly, of the proceeds of sale in proportion to their respective interests in the Company and may further, by the contract, limit a time at the expiration of which obligations or Shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting Members conferred by the said section.

194.2.	The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

195.	If the Company is wound up, the liquidator, with the sanction of a Special Resolution and any other sanction required by the Companies Acts, may divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he or she determines, but so that no Member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

196.

196.1.	Subject to the provisions of, and so far as may be permitted by, the Companies Acts, every Director and Secretary shall be entitled to be indemnified by the Company against all costs,

charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, or in his or her capacity as an officer, including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as a director, an officer or employee of the Company and in which judgment is given in his or her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

196.2.	As far as permissible under the Companies Acts, the Company shall indemnify any current or former executive or officer of the Company (excluding any Director or Secretary) or any person who is serving or has served at the request of the Company as a director, executive, officer or trustee of another company against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, to which he or she was, is, or is threatened to be, made a party by reason of the fact that he or she is or was such a director, executive, officer or trustee, provided always that the indemnity contained in this Article 196.2 shall not extend to any matter which would render it void pursuant to the Companies Acts.

196.3.	In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify, to the fullest extent permitted by the Companies Acts, each person indicated in Article 196.2 against expenses, including attorneys’ fees actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the Court or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

196.4.	As far as permissible under the Companies Acts, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in this Article shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written affirmation by or on behalf of the Director, executive, officer or trustee, or other indemnitee of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorised by these Articles.

196.5.

It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, Articles, any agreement, any insurance purchased by the Company, any vote of Members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, (b) of the power of the Company or any of its subsidiaries to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a Director, executive, officer or trustee, or (c) of any amendments or replacements of the Companies Acts which permit for greater indemnification of the persons specified in this Article and any such amendment or replacement of the Companies Acts shall hereby be incorporated into these Articles. As used in this Article 196.5, references to the “Company” include all constituent companies in a consolidation or merger in which the Company or any predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a Director, executive, officer or trustee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

196.6.	The Directors shall have power to purchase and maintain for any Director, the Secretary or other officers or employees of the Company insurance against any such liability as referred to in section 200 of the 1963 Act.

196.7.	The Company may additionally indemnify any employee or agent of the Company or any director, executive, officer, employee or agent of any of its subsidiaries to the fullest extent permitted by law.

FINANCIAL YEAR

197.	The financial year of the Company shall be as prescribed by the Board from time to time.

SHAREHOLDER RIGHTS PLAN

198.	The Board is hereby expressly authorised to adopt any “shareholder rights plan”, upon such terms and conditions as the Board deems expedient and in the best interests of the Company, subject to applicable law.

BUSINESS COMBINATION

199.

199.1.	The Company may not engage in any business combination, or vote, consent, or otherwise act to authorise a subsidiary of the Company to engage in any business combination, with, with respect to, proposed by or on behalf of, or pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise with, any interested Member of the Company or any affiliate or associate of the interested Member for a period of four (4) years following the interested Member’s share acquisition date unless the business combination or the acquisition of Shares made by the interested Member on the interested Member’s share acquisition date is approved before the interested Member’s share acquisition date, or on the share acquisition date but prior to the interested Member becoming an interested Member on the share acquisition date, by a committee of the Board formed in accordance with Article 199.4.

199.2.	If a good faith definitive proposal regarding a business combination is made in writing to the Board, a committee of the Board formed in accordance with Article 199.4 shall consider and take action on the proposal and respond in writing within thirty (30) days after receipt of the proposal by the Company, setting forth its decision regarding the proposal.

199.3.	If a good faith definitive proposal to acquire Shares is made in writing to the Board, a committee of the Board formed in accordance with Article 199.4 shall consider and take action on the proposal and respond in writing within thirty (30) days after receipt of the proposal by the Company, setting forth its decision regarding the proposal.

199.4.	When a business combination or acquisition of Shares is proposed pursuant to this Article 199, the Board shall promptly form a committee composed solely of one or more disinterested

Directors. The committee shall take action on the proposal by the affirmative vote of a majority of committee members. No larger proportion or number of votes shall be required. Notwithstanding anything in these Articles to the contrary, subject to applicable law, the committee shall not be subject to any direction or control by the Board with respect to the committee’s consideration of, or any action concerning, a business combination or acquisition of Shares pursuant to this Article 199. If the Board has no disinterested Directors, the Board shall select three or more disinterested persons to be committee members. Committee members shall act in accordance with the standard of conduct applicable to the Directors and shall be indemnified in accordance with Article 196. For purposes of this Article 199.4, a Director or person is “disinterested” if the Director or person is neither an officer nor an employee, nor has been an officer or employee within five (5) years preceding the formation of the committee pursuant to this Article 199.4, of the Company or of a related company.

199.5.	This Article 199 may only be amended by a Special Resolution of the Members. In determining whether the Special Resolution has been adopted by the general meeting, votes cast with respect to Shares of interested Members and their affiliates and associates shall not be taken into account. Notwithstanding any such amendment, this Article 199 shall apply to any business combination of the Company with an interested Member whose share acquisition date was before the effective date of the amendment of this Article 199.

199.6.	This Article 199 does not apply to any business combination of the Company with, with respect to, proposed by or on behalf of, or pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise with any interested Member who became an interested Member solely as a result of having received Shares pursuant to the Merger and/or the scheme of arrangement between Covidien plc and its shareholders.

199.7.	As used in this Article 199 only, the term:

(i)	“affiliate” means a person that directly or indirectly controls, is controlled by, or is under common control with, a specified person;

(ii)	“associate”, when used to indicate a relationship with any person, means any of the following:

(a)	any company of which the person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class or series of shares entitled to vote or other equity interest;

(b)	any trust or estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or executor or in a similar fiduciary capacity; or

(c)	any relative or spouse of the person, or any relative of the spouse, residing in the home of the person;

(iii)	“beneficial owner”, when used with respect to shares or other securities, includes, but is not limited to, any person who, directly or indirectly through any written or oral agreement, arrangement, relationship, understanding, or otherwise, has or shares the power to vote, or direct the voting of, the shares or securities or has or shares the power to dispose of, or direct the disposition of, the shares or securities, except that:

(a)	a person shall not be deemed the beneficial owner of shares or securities tendered pursuant to a tender or exchange offer made by the person or any of the person’s affiliates or associates until the tendered shares or securities are accepted for purchase or exchange; and

(b)	a person shall not be deemed the beneficial owner of shares or securities with respect to which the person has the power to vote or direct the voting arising solely from a revocable proxy given in response to a proxy solicitation required to be made and made in accordance with the applicable rules and regulations under the Exchange Act and is not then reportable under that act on a Schedule 13D or comparable report, or, if the company is not subject to the rules and regulations under the Exchange Act, would have been required to be made and would not have been reportable if the company had been subject to the rules and regulations;

(iv)	“beneficial ownership” includes, but is not limited to, the right to acquire shares or securities through the exercise of options, warrants, or rights, or the conversion of convertible securities, or otherwise. The shares or securities subject to the options, warrants, rights, or conversion privileges held by a person shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares or securities of the class or series owned by the person, but shall not be deemed to be outstanding for the purpose of computing the percentage of the class or series owned by any other person. A person shall be deemed the beneficial owner of shares and securities beneficially owned by any relative or spouse of the person or any relative of the spouse, residing in the home of the person, any trust or estate in which the person owns ten percent (10%) or more of the total beneficial interest or serves as trustee or executor or in a similar fiduciary capacity, any company in which the person owns ten percent (10%) or more of the equity, and any affiliate of the person.

When two or more persons act or agree to act as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, owning, or voting shares or other securities of a company, all members of the partnership, syndicate, or other group are deemed to constitute a “person” and to have acquired beneficial ownership, as of the date they first so act or agree to act together, of all shares or securities of the company beneficially owned by the person;

(v)	“business combination” means any of the following:

(a)	any merger, acquisition, scheme of arrangement or amalgamation of the Company or any subsidiary of the Company with (1) the interested Member or (2) any other company (whether or not itself an interested Member of the Company) that is, or after the merger would be, an affiliate or associate of the interested Member, but excluding (x) the merger of a wholly owned subsidiary of the Company into the Company, (y) the merger of two or more wholly owned subsidiaries of the Company, or (z) the merger of a company, other than an interested Member or an affiliate or associate of an interested Member, with a wholly owned subsidiary of the Company pursuant to which the surviving company, immediately after the merger, becomes a wholly owned subsidiary of the Company;

(b)	any exchange of Shares or other securities of the Company or any subsidiary of the Company or money, or other property, for shares, other securities, money, or property of (1) the interested Member or (2) any other company (whether or not itself an interested Member of the Company) that is, or after the exchange would be, an affiliate or associate of the interested Member, but excluding the exchange of shares of a company, other than an interested Member or an affiliate or associate of an interested Member, pursuant to which the company, immediately after the exchange, becomes a wholly owned subsidiary of the Company;

(c)	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of transactions), other than sales of goods or services in the ordinary course of business or redemptions pursuant to Article 200.7, to or with the interested Member or any affiliate or associate of the interested Member, other than to or with the Company or a wholly owned subsidiary of the Company, of assets of the Company or any subsidiary of the Company (1) having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the assets, determined on a consolidated basis, of the Company, (2) having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all the outstanding Shares of the Company, or (3) representing ten percent (10%) or more of the earning power or net income, determined on a consolidated basis, of the Company, except a cash dividend or distribution paid or made pro rata to all Members of the Company;

(d)	the issuance or transfer by the Company or any subsidiary of the Company (in a single transaction or a series of transactions) of any shares of, or other ownership interests in, the Company or any subsidiary of the Company that have an aggregate market value equal to five percent (5%) or more of the aggregate market value of all the outstanding Shares of the Company to the interested Member or any affiliate or associate of the interested Member, except pursuant to the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all Members of the Company other than for the purpose, directly or indirectly, of facilitating or effecting a subsequent transaction that would have been a business combination if the dividend or distribution had not been made;

(e)	the adoption of any plan or proposal for the liquidation or dissolution of the Company, or any reincorporation of the Company in another jurisdiction, proposed by or on behalf of, or pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise with, the interested Member or any affiliate or associate of the interested Member;

(f)	any reclassification of securities (including, without limitation, any bonus shares or share split, reverse share split, or other distribution of shares in respect of shares), recapitalisation of the Company, merger of the Company with any subsidiary of the Company, exchange of Shares of the Company with any subsidiary of the Company, or other transaction (whether or not with or into or otherwise involving the interested Member), proposed by or on behalf of, or pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise with, the interested Member or any affiliate or associate of the interested Member, that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of shares entitled to vote, or securities that are exchangeable for, convertible into, or carry a right to acquire shares entitled to vote, of the Company or any subsidiary of the Company that is, directly or indirectly, owned by the interested Member or any affiliate or associate of the interested Member, except as a result of immaterial changes due to fractional share adjustments; or

(g)	any receipt by the interested Member or any affiliate or associate of the interested Member of the benefit, directly or indirectly (except proportionately as a Member of the Company), of any loans, advances, guarantees, pledges, or other financial assistance, or any tax credits or other tax advantages provided by or through the Company or any subsidiary of the Company;

(vi)	“company” means a corporation, limited liability company, partnership, limited partnership, joint venture, association, business trust, estate, trust, enterprise, and any other legal or commercial entity;

(vii)	“control”, including the terms “controlling”, “controlled by”, and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. A person’s beneficial ownership of ten percent (10%) or more of the voting power of a company’s outstanding shares entitled to vote in the election of directors creates a presumption that the person has control of the company. Notwithstanding the foregoing, a person is not considered to have control of a company if the person holds voting power, in good faith, as an agent, bank, broker, nominee, custodian, or trustee for one or more beneficial owners who do not individually or as a group have control of the company;

(viii)	“governing body” means the body of a company selected by its owners that has the ultimate power to determine the company’s policies and control its activities;

(ix)	“interested Member” means any person that is (1) the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Shares entitled to vote of the Company or (2) an affiliate or associate of the Company that, at any time within the four (4) year period immediately before the date in question, was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding Shares entitled to vote of the Company.

If a person who has not been a beneficial owner of ten percent (10%) or more of the voting power of the outstanding Shares entitled to vote of the Company immediately prior to a repurchase of Shares by, or recapitalisation of, the Company or similar action shall become a beneficial owner of ten percent (10%) or more of the voting power solely as a result of the share repurchase, recapitalisation, or similar action, the person shall not be deemed to be the beneficial owner of ten percent (10%) or more of the voting power for purposes of (1) or (2) above, unless:

(a)	the repurchase, recapitalisation, conversion, or similar action was proposed by or on behalf of, or pursuant to any agreement, arrangement, relationship, understanding, or otherwise (whether or not in writing) with, the person or any affiliate or associate of the person; or

(b)	the person thereafter acquires beneficial ownership, directly or indirectly, of outstanding Shares entitled to vote of the Company and, immediately after the acquisition, is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding Shares entitled to vote of the Company.

(x)	an “interested Member” does not include:

(a)	the Company or any of its subsidiaries;

(b)	a savings, employee stock ownership, or other employee benefit plan of the Company or its subsidiary, or a fiduciary of the plan when acting in a fiduciary capacity pursuant to the plan; or

(c)	a licensed broker/dealer or licensed underwriter who (1) purchases Shares of the Company solely for purposes of resale to the public and (2) is not acting in concert with an interested Member.

Shares beneficially owned by a plan described in clause (b) or by a fiduciary of a plan described in clause (b), pursuant to the plan, are not deemed to be beneficially owned by a person who is a fiduciary of the plan;

(xi)	“market value”, when used in reference to shares or other property of any company, means the following:

(a)	in the case of shares, the average closing sale price of a share during the 30 trading days immediately preceding the date in question:

(1) on the composite tape for New York Stock Exchange listed shares; or

(2) if the shares are not quoted on the composite tape or not listed on the New York Stock Exchange, on the principal United States securities exchange registered under Exchange Act, which may include the NASDAQ Stock Market, on which the shares are listed; or

(3) if the shares are not listed on any such exchange, on any system then in use.

If no quotation under clauses (1) through (3) is available, then the market value is the fair market value on the date in question of the shares as determined in good faith by the governing body of the company.

(b)	in the case of property other than cash or shares, the fair market value of the property on the date in question as determined in good faith by the governing body of the company.

(xii)	“parent” of a specified company means a company that directly, or indirectly through related companies, owns more than 50 percent (50%) of the voting power of the shares or other ownership interests entitled to vote for directors or other members of the governing body of the specified company;

(xiii)	“person” includes a natural person and a company;

(xiv)	“related company” of a specified company means:

(a)	a parent or subsidiary of the specified company;

(b)	another subsidiary of a parent of the specified company;

(c)	a limited liability company owning, directly or indirectly, more than 50 percent (50%) of the voting power of the shares entitled to vote for directors of the specified company;

(d)	a limited liability company having more than 50 percent (50%) of the voting power of its membership interests entitled to vote for members of its governing body owned directly or indirectly by the specified company;

(e)	a limited liability company having more than 50 percent (50%) of the voting power of its membership interests entitled to vote for members of its governing body owned directly or indirectly either (1) by a parent of the specified company or (2) a limited liability company owning, directly or indirectly, more than 50 percent (50%) of the voting power of the shares entitled to vote for directors of the specified company; or

(f)	a company having more than 50 percent (50%) of the voting power of its shares entitled to vote for directors owned directly or indirectly by a limited liability company owning, directly or indirectly, more than 50 percent (50%) of the voting power of the shares entitled to vote for directors of the specified company;

(xv)	“security” means a note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in a profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, put, call, straddle, option, or privilege on a security, certificate of deposit, or group or index of securities, including an interest therein or based on the value thereof, put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, an interest or instrument commonly known as a “security”; or a certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing. The term:

(a)	includes both a certificated and an uncertificated security;

(b)	does not include an insurance or endowment policy or annuity contract under which an insurance company promises to pay a fixed or variable sum of money either in a lump sum or periodically for life or other specified period;

(c)	does not include an interest in a contributory or noncontributory pension or welfare plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended;

(d)	includes as an “investment contract,” among other contracts, an interest in a limited partnership and a limited liability company and an investment in a viatical settlement or similar agreement; and

(e)	does not include any equity interest of a closely held corporation or other entity with not more than thirty-five (35) holders of the equity interest of such entity offered or sold pursuant to a transaction in which 100 percent (100%) of the equity interest of such entity is sold as a means to effect the sale of the business of the entity if the transaction has been negotiated on behalf of all purchasers and if all purchasers have access to inside information regarding the entity before consummating the transaction;

(xvi)	“share acquisition date”, with respect to any person, means the date that the person first becomes an interested Member of the Company. Notwithstanding the foregoing, if a person becomes, on one or more dates, an interested Member of the Company, but thereafter ceases to be an interested Member of the Company, and subsequently again becomes an interested Member of the Company, “share acquisition date,” with respect to that person means the date on which the person most recently became an interested Member of the Company; and

(xvii)	“subsidiary” of a specified company means a company having more than 50 percent (50%) of the voting power of its shares or other ownership interests entitled to vote for directors or other members of the governing body of the company owned directly, or indirectly through related companies, by the specified company.

CONTROL SHARE ACQUISITION

200.

200.1.	Any Shares of the Company acquired by an acquiring person in a control share acquisition that resulted in the acquiring person holding between twenty percent (20%) and thirty percent (30%) of the voting rights of the Company, to the extent such Shares exceed twenty percent (20%) of the voting rights of the Company, shall only have the voting rights as shall be accorded to them pursuant to Article 200.6.

200.2.	An acquiring person shall deliver to the Company at its registered office an information statement containing all of the following:

(i)	the identity and background of the acquiring person, including the identity and background of each member of any partnership, limited partnership, syndicate, or other group constituting the acquiring person, and the identity and background of each affiliate and associate of the acquiring person, including the identity and background of each affiliate and associate of each member of such partnership, syndicate, or other group; provided, however, that with respect to a limited partnership, the information need only be given with respect to a partner who is denominated or functions as a general partner and each affiliate and associate of the general partner;

(ii)	a reference that the information statement is made under this Article;

(iii)	the number and class or series of Shares of the Company beneficially owned, directly or indirectly, before the control share acquisition by each of the persons identified pursuant to paragraph (i);

(iv)	the number and class or series of Shares of the Company acquired or proposed to be acquired pursuant to the control share acquisition by each of the persons identified pursuant to paragraph (i);

(v)	the terms of the control share acquisition or proposed control share acquisition, including, but not limited to, the source of funds or other consideration and the material terms of the financial arrangements for the control share acquisition; plans or proposals of the acquiring person (including plans or proposals under consideration) to (1) liquidate or dissolve the Company, (2) sell all or a substantial part of its assets, or merge it or exchange its shares with any other person, (3) change the location of its principal place of business or its registered office or of a material portion of its business activities, (4) change materially its management or policies of employment, (5) change materially its charitable or community contributions or its policies, programs, or practices relating thereto, (6) change materially its relationship with suppliers or customers or the communities in which it operates, or (7) make any other material change in its business, corporate structure, management or personnel; and other objective facts as would be substantially likely to affect the decision of a Member with respect to voting on the control share acquisition.

200.3.	If any material change occurs in the facts set forth in the information statement, including but not limited to any material increase or decrease in the number of Shares of the Company acquired or proposed to be acquired by the persons identified pursuant to paragraph 200.2 (i), the acquiring person shall promptly deliver to the Company at its registered office an amendment to the information statement containing information relating to the material change. An increase or decrease or proposed increase or decrease equal, in the aggregate for all persons identified pursuant to paragraph 200.2 (i), to one percent (1%) or more of the total number of outstanding Shares of any class or series of the Company shall be deemed “material” for purposes of this Article 200.3; an increase or decrease or proposed increase or decrease of less than this amount may be material, depending upon the facts and circumstances.

200.4.

If the acquiring person so requests in writing at the time of delivery of an information statement pursuant to 200.2, and has made, or has made a bona fide written offer to make, a control share acquisition and gives a written undertaking to pay or reimburse the Company’s expenses of an extraordinary general meeting, except the expenses of the Company in opposing according voting rights with respect to Shares acquired or to be acquired in the control share acquisition, within ten (10) days after receipt by the Company of the information statement, an extraordinary general meeting of the Members of the Company shall be called pursuant to

Article 76, for the sole purpose of considering the voting rights to be accorded to Shares referred to in Article 200.1, acquired or to be acquired pursuant to the control share acquisition. The extraordinary general meeting shall be held no later than 55 days after receipt of the information statement and written undertaking to pay or reimburse the Company’s expenses of the extraordinary general meeting, unless the acquiring person agrees to a later date. If the acquiring person so requests in writing at the time of delivery of the information statement, (1) the extraordinary general meeting shall not be held sooner than 30 days after receipt by the Company of the information statement and (2) the record date for the meeting must be at least 30 days prior to the date of the meeting. If no request for an extraordinary general meeting is made, consideration of the voting rights to be accorded to Shares referred to in Article 200.1, acquired or to be acquired pursuant to the control share acquisition shall be presented at the next annual general meeting or extraordinary general meeting of the Members of which notice has not been given, unless prior thereto the matter of the voting rights becomes moot. The Company is not required to have the voting rights to be accorded to Shares acquired or to be acquired according to a control share acquisition considered at the next annual general meeting or extraordinary general meeting unless it has received the information statement and documents required by Article 200.5 at least 55 days before the meeting. The notice of the meeting shall at a minimum be accompanied by a copy of the information statement (and a copy of any amendment to the information statement previously delivered to the Company) and a statement disclosing that the Board recommends approval of, expresses no opinion and is remaining neutral toward, recommends rejection of, or is unable to take a position with respect to according voting rights to Shares referred to in Article 200.1, acquired or to be acquired in the control share acquisition. Any amendments to the information statement received after mailing of the notice of the meeting must be mailed promptly to the Members by the Company.

200.5.	Notwithstanding anything to the contrary contained in this Article, no extraordinary general meeting shall be called pursuant to Article 200.4 and no consideration of the voting rights to be accorded to Shares referred to Article 200.1 acquired or to be acquired pursuant to a control share acquisition shall be presented at any annual general meeting or extraordinary general meeting unless, at the time of delivery of the information statement pursuant to Article 200.2, the acquiring person shall have entered into, and shall deliver to the Company a copy or copies of, a definitive financing agreement or definitive financing agreements, with one or more responsible financial institutions or other entities having the necessary financial capacity, for any financing of the control share acquisition not to be provided by funds of the acquiring person. A financing agreement is not deemed not definitive for purposes of this Article solely because it contains conditions or contingencies customarily contained in term loan agreements with financial institutions.

200.6.

200.6.1.	Shares referred to in Article 200.1 acquired by an acquiring person in a control share acquisition shall have the same voting rights as other Shares of the same class or series only if approved (i) by Ordinary Resolution of the Members of the Company and (ii) by Ordinary Resolution of the Members of the Company excluding votes cast with respect to interested shares at an annual general meeting or an extraordinary general meeting of Members pursuant to Article 200.4.

200.6.2.	To have the voting rights accorded by approval of a resolution of Members, any proposed control share acquisition not consummated prior to the time of the Member approval must be consummated within 180 days after the Member approval.

200.6.3.

Any Shares referred to in Article 200.1 acquired in a control share acquisition that do not have voting rights accorded to them by approval of a resolution of Members shall regain their voting rights upon transfer to a person other than the acquiring person or any affiliate or associate of the acquiring person unless the acquisition of the Shares by the other person constitutes a control share acquisition, in which case the voting rights of the Shares are subject to the provisions of this Article.

200.7.	The Company shall have the option to redeem all, but not less than all, the Shares referred to in Article 200.1 acquired in a control share acquisition, at a redemption price equal to the market value of the Shares at the time the redemption notice is given, in the event (1) an information statement has not been delivered to the Company by the acquiring person by the tenth day after the control share acquisition, or (2) an information statement has been delivered but the Members have voted not to accord voting rights to such Shares pursuant to Article 200.6.1. The redemption notice shall be given by the Company within 30 days after the event giving the Company the option to redeem the Shares and the Shares shall be redeemed within 60 days after the notice is given.

200.8.	This Article 200 may only be amended by a Special Resolution of the Members. In determining whether the Special Resolution has been adopted by the general meeting, votes cast with respect to interested Shares shall not be taken into account. Notwithstanding the foregoing, this Article 200 may be waived with respect to a particular control share acquisition by a committee of the Board comprised solely of Directors who:

(i)	are neither officers nor employees of, nor were during the five (5) years preceding the formation of the committee, officers or employees of, the Company or a related company;

(ii)	are neither acquiring persons nor affiliates or associates of an acquiring person;

(iii)	were not nominated for election as Directors by an acquiring person or an affiliate or associate of an acquiring person; and

(iv)	were Directors at the time an acquiring person became an acquiring person or were nominated, elected, or recommended for election as Directors by a majority of those Directors.

200.9.	As used in this Article 200 only, the term:

(i)	“acquiring person” means a person that makes or proposes to make a control share acquisition. When two or more persons act as a partnership, limited partnership, syndicate, or other group pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise for the purposes of acquiring, owning, or voting Shares of the Company, all members of the partnership, syndicate, or other group constitute a “person.” For the avoidance of doubt, the former shareholders of Covidien plc and Medtronic will not be deemed to have acted in concert with one another in acquiring Shares in the Company as consideration for the acquisition by the Company of Covidien plc and Medtronic.

(ii)

“acquiring person” does not include (a) a licensed broker/dealer or licensed underwriter who (1) purchases Shares of the Company solely for purposes of resale to the public and (2) is not acting in concert with an acquiring person, or (b) a person who becomes entitled to exercise or direct the exercise of between twenty percent (20%) and thirty percent (30%) of the voting rights of the Company solely as a result of a repurchase of Shares by, or recapitalisation of, the Company or similar action unless (1) the repurchase, recapitalisation, or similar action was proposed by or on behalf of, or pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise with, the person or any affiliate or associate of the person or (2) the person thereafter acquires beneficial ownership, directly or indirectly, of Shares entitled to vote of the Company and, immediately after the acquisition, is entitled to exercise or direct the exercise of the between 20 and 30 percent of voting rights of the Company, as the person became entitled to exercise as a result of the repurchase, recapitalisation, or similar action.

(iii)	“affiliate” has the meaning given to this term in Article 199.7(i);

(iv)	“associate” has the meaning given to this term in Article 199.7(ii):

(v)	“beneficial ownership” has the meaning given to this term in Article 199.7(iii);

(vi)	“control share acquisition” means an acquisition, directly or indirectly, by an acquiring person of beneficial ownership of Shares of the Company that, except for this Article 200, would, when added to all other Shares of the Company beneficially owned by the acquiring person, entitle the acquiring person, immediately after the acquisition, to exercise or direct the exercise of at least 20 percent but less than 30 percent of the voting power of the Company but does not include any of the following:

(a)	an acquisition by a donee pursuant to an inter vivos gift not made to avoid this Article or by a distributee (as defined below);

(b)	an acquisition pursuant to a security agreement not created to avoid this Article;

(c)	an acquisition by way of a merger whereby a company merges with one or more companies, resulting in a single company, with or without a business purpose, pursuant to a plan of merger, if the Company is a party to the transaction;

(d)	an acquisition by way of exchange whereby a company acquires all of the outstanding shares of one or more classes or series of another company pursuant to a plan of exchange, if the Company is a party to the transaction;

(e)	an acquisition by way of transfer whereby a company sells, leases, transfers, or otherwise disposes of all or substantially all of its property and assets, if the Company is a party to the transaction;

(f)	an acquisition by way of merger of exchange with a limited liability company whereby a company participates in a merger or exchange with a limited liability company, if the Company is a party to the transaction;

(g)	an acquisition from the Company;

(h)	an acquisition for the benefit of others by a person acting in good faith and not made to avoid this Article, to the extent that the person may not exercise or direct the exercise of the voting power or disposition of the Shares except upon the instruction of others;

(i)	an acquisition pursuant to a savings, employee stock ownership, or other employee benefit plan of the Company or any of its subsidiaries, or by a fiduciary of the plan acting in a fiduciary capacity pursuant to the plan; or

(j)

an acquisition pursuant to an offer to purchase for cash pursuant to a tender offer, or to exchange for shares pursuant to an exchange offer, all Shares of the voting Shares of the Company (1) that has been approved by a majority vote of the members of a committee composed solely of one or more disinterested members of the Board formed pursuant to Article 199.4, before the commencement of, or the public announcement of the intent to commence, the tender or exchange offer; and (2) pursuant to which the acquiring person will become the owner of over 50 percent of the voting Shares of the Company outstanding at the time of the transaction;

For purposes of this Article, Shares beneficially owned by a plan described in clause (i), or by a fiduciary of a plan described in clause (i) pursuant to the plan, are not deemed to be beneficially owned by a person who is a fiduciary of the plan;

(vii)	“distributee” means any person who has received or who will receive property of a decedent from the decedent’s personal representative other than as a creditor or purchaser. A testamentary trustee is a distributee with respect to property which the trustee has received from a personal representative only to the extent of distributed assets or their increment remaining in the trustee’s hands. A beneficiary of a testamentary trust to whom the trustee has distributed property received from a personal representative is a distributee of the personal representative. For purposes of this provision, “testamentary trustee” includes a trustee to whom assets are transferred by will, to the extent of the devised assets; and

(viii)	“interested shares” means the Shares of the Company beneficially owned by any of the following persons: (1) the acquiring person, (2) any officer of the Company, or (3) any employee of the Company who is also a director of the Company; and

(ix)	“market value” has the meaning given to it in Article 199.7 (xi).

FAIR PRICE

201.

201.1.	An offeror may not acquire Shares of the Company within two years following the last purchase of Shares pursuant to a takeover offer with respect to that class, including, but not limited to, acquisitions made by purchase, exchange, merger, consolidation, liquidation, redemption, reverse stock split, recapitalisation, reorganisation, or any other similar transaction, unless the Member is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the Shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

201.2.	Article 201.1 does not apply if the proposed acquisition of Shares is approved, before the purchase of any Shares by the offeror pursuant to the earlier takeover offer, by a committee of the board, comprised solely of Directors who:

(i)	neither are officers or employees of, nor were during the five (5) years preceding the formation of the committee officers or employees of, the Company or a related company;

(ii)	are neither the offerors nor affiliates or associates of the offeror;

(iii)	were not nominated for election as Directors by the offeror or an affiliate or associate of the offeror; and

(iv)	were Directors at the time of the first public announcement of the takeover offer or were nominated, elected, or recommended for election as directors by a majority of those Directors.

201.3.	As used in this Article 201 only, the term:

(i)	“affiliate” has the meaning given to that term in Article 199.7 (i);

(ii)	“associate” has the meaning given to that term in Article 199.7 (ii);

(iii)	“offeror” means a person who makes or in any way participates in making a takeover offer. Offeror does not include a bank or broker-dealer loaning funds to an offeror in the ordinary course of its business or a bank, broker-dealer, attorney, accountant, consultant, employee, or other person furnishing information or advice to or performing ministerial duties for an offeror and not otherwise participating in the takeover offer. When two or more persons act as a partnership, limited partnership, syndicate, or other group pursuant to any agreement, arrangement, relationship, understanding, or otherwise, whether or not in writing, for the purpose of acquiring, owning, or voting shares of a target company, all members of the partnership, syndicate, or other group constitute “a person.”

(iv)	“takeover offer” means an offer to acquire Shares of the Company from a Member pursuant to a tender offer or request or invitation for tenders, if, after the acquisition of all Shares acquired pursuant to the offer:

(a)	the offeror would be directly or indirectly a beneficial owner of more than ten percent (10%) of any class or series of the outstanding Shares of the Company and was directly or indirectly the beneficial owner of ten percent (10%) or less of that class or series of the outstanding Shares of the Company before commencement of the offer; or

(b)	the beneficial ownership by the offeror of any class or series of the issued and outstanding Shares of the Company would be increased by more than ten percent (10%) of that class or series and the offeror was directly or indirectly the beneficial owner of ten percent (10%) or more of any class or series of the outstanding Shares of the Company before commencement of the offer.

(v)	Takeover offer does not include:

(a)	an offer in connection with the acquisition of a Share which, together with all other acquisitions by the offeror of Shares of the same class or series of Shares of the Company, would not result in the offeror having acquired more than two percent (2%) of that class or series during the preceding 12-month period; or

(b)	an offer by the Company to acquire its own Shares unless the offer is made during the pendency of a takeover offer by a person who is not an associate or affiliate of the issuer.

GREENMAIL RESTRICTIONS

202.

202.1.

Except for redemptions under Article 200.7, the Company shall not, directly or indirectly, purchase or agree to purchase any Shares entitled to vote from a person (or two or more persons who act as a partnership, limited partnership, syndicate, or other group pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise for the purpose of acquiring, owning, or voting Shares of the Company) who beneficially owns more than five percent (5%) of the voting power of the Company for more than the market value thereof if the Shares have been beneficially owned by the person for less than two (2) years, unless (1) the purchase or agreement to purchase is approved at a meeting of Members by the affirmative vote of the holders of not less than a majority of the issued and outstanding Shares of the Company entitled to vote or (2) the Company makes an offer, of at least equal value per Share, to all holders of Shares of the class or series and to all holders of any class or series into which the securities may be converted. For purposes of determining the period that shares have been beneficially owned by a person:

(i)	shares acquired by the person by gift from a donor are deemed to have first become beneficially owned by the person when the shares were acquired by the donor;

(ii)	shares acquired by a trust from the settlor of the trust, or shares acquired from the trust by a beneficiary of the trust, are deemed to have first become beneficially owned by the trust or the beneficiary when the shares were acquired by the settlor; and

(iii)	shares acquired by an estate or personal representative as a result of the death or incapacity of a person, or shares acquired from the estate or personal representative by an heir, devisee, or beneficiary of the deceased or incapacitated person, are deemed to have first become beneficially owned by the estate, personal representative, heir, devisee, or beneficiary when the shares were acquired by the deceased or incapacitated person.

202.2.	As used in this Article 202 only, the term:

(i)	“market value” has the meaning given to it in Article 199.7 (xi).

Name, Address and Description	Number of shares
of the Subscriber	taken by the
Subscriber

For and on behalf of
Goodbody Trustees Limited	One Ordinary Share of
IFSC, North Wall Quay, Dublin 1	EUR€1.00 each

Limited Liability Company

Dated

Witness to the above signature:

Name:

Address:

Occupation:

ANNEX E

PERELLA WEINBERG PARTNERS 767 FIFTH AVENUE PHONE: 212-287-3200 FAX: 212-287-3201

June 15, 2014

The Board of Directors of Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Members of the Board:

We understand that Medtronic, Inc., a Minnesota corporation ( “Medtronic”), is considering a transaction whereby it will cause Kalani I Limited, a new entity formed at the direction of Medtronic (“Holdco”), and Makani II Limited, a wholly owned subsidiary of Holdco (“IrSub”), to make a proposal to acquire Covidien public limited company, an Irish public limited company (“Covidien”), on the terms set out in the announcement to be issued pursuant to Rule 2.5 of the Irish Takeover Rules (the “Acquisition”) on or around the date hereof, substantially in the form of the draft dated June 15, 2014 (the “Rule 2.5 Announcement”). We further understand that Medtronic, Covidien, Holdco, IrSub, Aviation Acquisition Co., Inc. (“U.S. AcquisitionCo”), and Aviation Merger Sub, LLC, a wholly owned subsidiary of U.S. AcquisitionCo (“MergerSub”), propose to enter into a Transaction Agreement on or around the date hereof, substantially in the form of the draft dated June 15, 2014 (the “Transaction Agreement”). Pursuant to the Transaction Agreement, (i) MergerSub will be merged with and into Medtronic (the “Merger” and, together with the Acquisition, the “Transactions”) and each outstanding share of common stock, par value $.10 per share (the “Medtronic Common Stock”), of Medtronic (not held in treasury or owned by Medtronic) will be cancelled and automatically converted into the right to receive one ordinary share (the “Merger Consideration”), nominal value $0.0001 per share (the “Holdco Shares”), of Holdco, and (ii) under the terms of the Acquisition and the scheme of arrangement by which the Acquisition will be consummated, (A) each outstanding ordinary share, nominal value $0.20 per share (the “Covidien Shares”), of Covidien will be cancelled in exchange for the right to receive $35.19 in cash and 0.956 Holdco Shares and (B) Covidien will become a wholly owned subsidiary of Holdco. The terms and conditions of the Transactions are more fully set forth in the Transaction Agreement, the Expenses Reimbursement Agreement to be entered into by and between Medtronic and Covidien on or around the date hereof, substantially in the form of the draft dated June 15, 2014 (the “Expenses Reimbursement Agreement”), and the Rule 2.5 Announcement (together, the “Transaction Documents”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Medtronic Common Stock (other than Medtronic and its subsidiaries), of the Merger Consideration (taking into account the Acquisition). For purposes of the opinion set forth herein, we have, among other things:

1. reviewed certain publicly available financial statements and other business and financial information with respect to Covidien and Medtronic, including research analyst reports;

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2. reviewed certain publicly available financial projections concerning the business and financial prospects of Covidien and Medtronic (the “Public Forecasts”);

3. reviewed certain internal analyses and forecasts (the “Medtronic Forecasts”), and other financial and operating data relating to the business of Medtronic, in each case, prepared by management of Medtronic;

4. reviewed certain internal analyses and forecasts (the “Covidien Forecasts”), and other financial and operating data relating to the business of Covidien, in each case, prepared by management of Covidien and provided to us by management of Medtronic;

5. reviewed an alternative version of the Covidien Forecasts incorporating certain adjustments thereto made by management of Medtronic (the “Adjusted Covidien Forecasts”), and discussed with the management of Medtronic its assessments as to the relative likelihood of achieving the future financial results reflected in the Covidien Forecasts and the Adjusted Covidien Forecasts;

6. reviewed information relating to certain operational and financial benefits anticipated to result from the consummation of the Transactions (the “Anticipated Synergies”), in each case, prepared by management of Medtronic;

7. discussed the past and current operations, financial condition and prospects of Covidien and Medtronic, including information relating to the Anticipated Synergies, with management of Medtronic;

8. compared the financial performance of Covidien and Medtronic with that of certain publicly-traded companies which we believe to be generally relevant;

9. compared the financial terms of the Transactions with the publicly available financial terms of certain transactions which we believe to be generally relevant;

10. reviewed the potential pro forma financial impact of the Transactions on Medtronic;

11. reviewed the historical trading prices and trading activity for the Covidien Shares and the Medtronic Common Stock and compared such price and trading activity of the Covidien Shares and the Medtronic Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

12. participated in discussions among representatives of Covidien and Medtronic and their respective financial and legal advisors;

13. reviewed a draft dated June 15, 2014 of the Transaction Agreement, a draft dated June 15, 2014 of the Expenses Reimbursement Agreement and a draft dated June 15, 2014 of the Rule 2.5 Announcement, and certain other documents; and

14. conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further assumed, with your consent, that the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Medtronic Forecasts, we have been advised by the management of Medtronic and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Medtronic as to the future financial performance of Medtronic and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Covidien

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Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Covidien as to the future financial performance of Covidien and the other matters covered thereby and we express no view as to the assumptions on which they are based. With respect to the Adjusted Covidien Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Medtronic as to the future financial performance of Covidien and the other matters covered thereby and we express no view as to the assumptions on which they are based. Based on the assessments of the management of Medtronic as to the relative likelihood of achieving the future financial results reflected in the Covidien Forecasts and the Adjusted Covidien Forecasts, we used, at the direction of Medtronic, the Adjusted Covidien Forecasts for purposes of our opinion. While senior executives of Covidien presented their views to us on the past and current business, operations, financial condition and prospects of Covidien, we did not have discussions with management of Covidien on these matters. We have assumed, with your consent, that the Anticipated Synergies (including the amount, timing and achievability thereof) will be realized in the amounts and at the times projected by the management of Medtronic, and we express no view as to the assumptions on which they are based. We have relied without independent verification upon the assessments by the managements of Medtronic and of Covidien of the timing and risks associated with the integration of Medtronic and Covidien. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Covidien or Medtronic, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Medtronic or Covidien. In addition, we have not evaluated the solvency of any party to the Transaction Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Transaction Documents will not differ in any material respect from the draft Transaction Documents reviewed by us and that the Transactions will be consummated in accordance with the terms set forth in the Transaction Documents, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on Medtronic, Covidien, or their respective affiliates, or the contemplated benefits expected to be derived in the proposed Transactions. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration (taking into account the Acquisition) to the holders of Medtronic Common Stock (other than Medtronic and its subsidiaries). We have not been asked to, nor do we, offer any opinion as to any other term of the Transaction Documents or the form or structure of the Transactions or the likely timeframe in which the Transactions will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, whether relative to the Merger Consideration or otherwise. We do not express any opinion as to any tax or other consequences that may result from the Transactions or the likelihood of any change in tax law or the consequences of any such change or any mitigation in respect thereof by the parties to the Transaction Agreement. In addition, our opinion does not address any legal, tax, regulatory or accounting matters, as to which we have relied on the assessments made by Medtronic and its advisors and as to which we understand Medtronic has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of Medtronic to enter into the Transactions or the relative merits of the Transactions as compared with any other strategic alternative which may be available to Medtronic.

We have acted as financial advisor to the Board of Directors of Medtronic in connection with the Transactions and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transactions. In addition, Medtronic has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities

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and other items that may arise, out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and Medtronic or Covidien or their respective affiliates pursuant to which compensation was received by Perella Weinberg Partners LP; however, Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to Medtronic and Covidien and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Medtronic or Covidien or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Medtronic in connection with, and for the purposes of its evaluation of, the Transactions. This opinion is not intended to be and does not constitute a recommendation to any holder of the Medtronic Common Stock as to how such holder should vote or otherwise act with respect to the proposed Transactions or any other matter and does not in any manner address the prices at which the Medtronic Common Stock or the Covidien Shares will trade at any time. In addition, we express no opinion as to the fairness of the Transactions to, or any consideration received in connection with, the Transactions by the holders of any other class of securities, creditors or other constituencies of Medtronic. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Merger Consideration (taking into account the Acquisition) is fair, from a financial point of view, to the holders of the Medtronic Common Stock (other than Medtronic and its subsidiaries).

Very truly yours,

/s/    PERELLA WEINBERG PARTNERS LP

PERELLA WEINBERG PARTNERS LP

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ANNEX F

PERSONAL AND CONFIDENTIAL

June 15, 2014

Board of Directors

Covidien plc

20 Lower Hatch Street

Dublin 2

Ireland

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Medtronic, Inc. (“Medtronic”) and its affiliates) of the outstanding ordinary shares, par value $0.20 per share (the “Shares”), of Covidien plc (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Transaction Agreement, dated as of June 15, 2014 (the “Agreement”), among Medtronic, Kalani I Limited (“Holdco”), Makani II Limited, Aviation Acquisition Co., Inc., Aviation Merger Sub, LLC and the Company. The Agreement provides that (a) pursuant to a Scheme of Arrangement, each Share will be cancelled and the holder thereof will have the right to receive $35.19 in cash (the “Cash Consideration”) and 0.9560 of an ordinary share, par value $0.10 per share (“Holdco Ordinary Shares”), of Holdco (together with the Cash Consideration, the “Consideration”) and that the Company will become a wholly owned subsidiary of Holdco and (b) Aviation Merger Sub, LLC will be merged with and into Medtronic, and each share of common stock, par value $0.10 per share (“Medtronic Common Stock”), of Medtronic will be converted into the right to receive one Holdco Share and Medtronic will become a direct, wholly owned subsidiary of Aviation Acquisition Co., Inc. and an indirect, wholly owned subsidiary of Holdco. The Agreement further provides that, subject to the consent (where required) of the Panel (as defined in the Agreement), the Scheme of Arrangement may be switched to a Takeover Offer (as defined in the Agreement) in accordance with the terms set out in the Agreement.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Medtronic, Holdco, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”) We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on an offering of the Company’s 3.5% Senior Notes due 2018 and 4.75% Senior Notes due 2023 (aggregate principal amount of $900 million) in April 2013 and as advisor to the Company on the spinoff of Mallinckrodt in June 2013. We also have provided certain financial advisory and/or underwriting services to Medtronic and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner on an offering of Medtronic’s 1.375% Senior Notes due 2018, 2.750% Senior Notes due 2023 and 4.000% Senior Notes due 2043 (aggregate principal amount of $3 billion) in March 2013, and as joint bookrunner on an offering of Medtronic’s Floating Rate Senior

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Board of Directors

Covidien plc

June 15, 2014

Page Two

Notes due 2017, 0.875% Senior Notes due 2017, 3.625% Senior Notes due 2024 and 4.625% Senior Notes due 2044 (aggregate principal amount of $2 billion) in February 2014. We may also in the future provide financial advisory and/or underwriting services to the Company, Medtronic, Holdco and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Rule 2.5 Announcement (as defined in the Agreement); the Expenses Reimbursement Agreement (as defined in the Agreement), annual reports to shareholders and Annual Reports on Form 10-K of the Company and Medtronic for the five fiscal years ended the last Friday in September 2013 and the last Friday in April 2013, respectively, certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and Medtronic; certain other communications from the Company and Medtronic to their respective shareholders; certain publicly available research analyst reports for the Company and Medtronic; and certain internal financial analyses and forecasts for the Company prepared by its management and for Medtronic prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), and certain operating synergies projected by the managements of the Company and Medtronic to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Medtronic; reviewed the reported price and trading activity for the Shares and the shares of Medtronic Common Stock; compared certain financial and stock market information for the Company and Medtronic with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the medical devices industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Medtronic, Holdco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Medtronic or Holdco or on the expected benefits of the Transaction in any way meaningful to our analysis. We have also assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Medtronic and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the

F-2

Board of Directors

Covidien plc

June 15, 2014

Page Three

Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Medtronic and its affiliates) pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Holdco Ordinary Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Medtronic or Holdco or the ability of the Company, Medtronic or Holdco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or how any holder of Shares should vote with respect to the Scheme (as defined in the Agreement) or whether to tender Shares pursuant to a Takeover Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Medtronic and its affiliates) pursuant to the Agreement is fair from a financial point of view to the holders (other than Medtronic and its affiliates) of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
GOLDMAN, SACHS & CO.)

F-3

Annex G

PERSONAL AND CONFIDENTIAL

October 20, 2014

Board of Directors

Covidien plc

20 Lower Hatch Street

Dublin 2

Ireland

Ladies and Gentlemen:

Reference is made to (i) our opinion letter, dated June 15, 2014 (the “Opinion Letter”), with respect to the fairness from a financial point of view to the holders (other than Medtronic, Inc. (“Medtronic”) and its affiliates) of the outstanding ordinary shares, par value $0.20 per share, of Covidien plc (the “Company”) of the Consideration (as defined in the Opinion Letter) pursuant to the Transaction Agreement, dated as of June 15, 2014, among Medtronic, Kalani I Limited, Makani II Limited, Aviation Acquisition Co., Inc., Aviation Merger Sub, LLC and the Company.

You have requested that we confirm that, had Goldman Sachs performed its financial analyses set forth in its presentation to the board of directors of the Company on June 15, 2014 (the “June Presentation”) on the basis of the funding structure currently contemplated for the Transaction (as defined in the Opinion Letter) (the “Contemplated Funding Structure”), there would have been no change to the conclusion set forth in the Opinion Letter.

This letter does not address any circumstances, developments or events occurring after the date of the Opinion Letter, other than the Contemplated Funding Structure, and our opinion set forth in the Opinion Letter is provided only as of such date.

Based upon and subject to the foregoing, we confirm that, had Goldman Sachs performed its financial analyses set forth in the June Presentation on the basis of the Contemplated Funding Structure, there would have been no change to the conclusion set forth in the Opinion Letter.

This letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, press release or any other document, except in accordance with our prior written consent.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

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ANNEX H: LIST OF RELEVANT TERRITORIES FOR THE PURPOSES OF IRISH DIVIDEND

WITHHOLDING TAX

1. Albania	37. Macedonia
2. Armenia	38. Malaysia
3. Australia	39. Malta
4. Austria	40. Mexico
5. Bahrain	41. Moldova
6. Belarus	42. Montenegro
7. Belgium	43. Morocco
8. Bosnia & Herzegovina	44. Netherlands
9. Botswana	45. New Zealand
10. Bulgaria	46. Norway
11. Canada	47. Pakistan
12. Chile	48. Panama
13. China	49. Poland
14. Croatia	50. Portugal
15. Cyprus	51. Qatar
16. Czech Republic	52. Romania
17. Denmark	53. Russia
18. Egypt	54. Saudi Arabia
19. Estonia	55. Serbia
20. Finland	56. Singapore
21. France	57. Slovak Republic
22. Georgia	58. Slovenia
23. Germany	59. South Africa
24. Greece	60. Spain
25. Hong Kong	61. Sweden
26. Hungary	62. Switzerland
27. Iceland	63. Thailand
28. India	64. Turkey
29. Israel	65. Ukraine
30. Italy	66. United Arab Emirates
31. Japan	67. United Kingdom
32. Korea	68. USA
33, Kuwait	69. Uzbekistan
34. Latvia	70. Vietnam
35. Lithuania	71. Zambia
36. Luxembourg

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